Form 20-F
period 2015-12-31
POET TECHNOLOGIES INC.
filed 2016-03-17
CIK 1437424

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . .. . . . . . . . . . . . . . . . . .

Commission file number: 000-55135

POET TECHNOLOGIES INC.
(Exact name of Registrant as specified in its charter)

Ontario, Canada
(Jurisdiction of incorporation or organization)

121 Richmond Street West, Suite 501 Toronto, Ontario, M5H 2K1, Canada
(Address of principal executive offices)

Suresh Venkatesan, CEO

2550 Zanker Road

San Jose, California 95131

Tel : (408)435-2665

Email: svv@poet-technologies.com
(Name, Telephone, Email and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None.

Securities registered or to be registered pursuant to Section 12(g) of the Act: Common Stock, no par value.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: Not Applicable.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for shorter period that the registrant was required to submit and post such files). Not Applicable.

☐ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17 ☐ Item 18

POET TECHNOLOGIES INC.
FORM 20-F ANNUAL REPORT
TABLE OF CONTENTS

INTRODUCTION

POET Technologies Inc. is organized under the Business Corporations Act (Ontario). In this Annual Report, the “Company”, “we”, “our” “POET” and “us” refer to POET Technologies Inc. and its subsidiaries (unless the context otherwise requires). We refer you to the documents attached as exhibits hereto for more complete information than may be contained in this Annual Report. Our principal Canadian corporate offices are located at Suite 501, 121 Richmond Street West, Toronto, Ontario M5H 2K1, Canada. Our principal operations office is located in the U.S. at 2550 Zanker Road, San Jose, CA, 95131. Our telephone number in Toronto is (416) 368-9411. Our telephone number in San Jose is (408) 435-2665.

We file reports and other information with the Securities and Exchange Commission (“SEC”) located at 100 F Street NE, Washington,

D.C.     20549. You may obtain copies of our filings with the SEC by accessing their website located at www.sec.gov. We also file reports under Canadian regulatory requirements on SEDAR; you may access our reports filed on SEDAR by accessing the website www.sedar.com.

Business of POET Technologies Inc.

POET is a developer of opto-electronic and photonic fabrication processes and products. Photonics integration is fundamental to increasing functional scaling and lowering the cost of current photonic solutions.  POET believes that its advanced opto-electronics process platform enables substantial improvements in energy efficiency, component cost and size in the production of smart optical components, the engines driving applications ranging from data centers to consumer products to military applications. Silicon Valley-based POET’s patented module-on-a-chip process, which integrates digital, high-speed analog and optical devices on the same chip, is designed to serve as an industry standard for smart optical components.

The Company currently operates at a loss. We have no revenues. Our expenses, directly or indirectly, relate to the development and commercialization of the POET process or our status as a publicly traded Company. During the fiscal year ended December 31, 2015, research and development expenses were $3,532,492 while general and administration expenses were $8,614,109. Included in general and administrative and research and development are non-cash share based expenses of $4,265,704 and $552,416, respectively, relating to the fair value of stock based compensation. We have yet to commercialize the POET technology. To date, proceeds from the issuance of its common shares have financed the Company’s continuing operations and research and development initiatives.

As of December 31, 2015, we had over $14.5 million in current assets and approximately $515,000 of accounts payable and accrued liabilities. We are confident that the current level of working capital is sufficient to support the Company beyond 2016  as we work toward the goal of monetizing the POET process.

Financial and Other Information

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in United States Dollars (“US$” or “$”).

Forward-Looking Statements

This Annual Report on Form 20-F and other publicly available documents, including the documents incorporated herein and therein by reference contain forward-looking statements and information within the meaning of U.S. and Canadian securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology or words, such as, “continues”, “with a view to”, “is designed to”, “pending”, “predict”, “potential”, “plans”, “expects”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, and similar expressions or variations thereon, or statements that events, conditions or results “can”, “might”, “will”, “shall”, “may”, “must”, “would”, “could”, or “should” occur or be achieved and similar expressions in connection with any discussion, expectation, or projection of future operating or financial performance, events or trends. Forward- looking statements and information are based on management’s current expectations and assumptions, which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict.

The forward-looking statements and information in this Annual Report are subject to various risks and uncertainties, including those described in ITEM 3.D. “Risk Factors”, many of which are difficult to predict and generally beyond the control of the Company, including without limitation:

•	we have a limited operating history;
•	our need for additional financing, which may not be available on acceptable terms or at all;
•	the possibility that we will not be able to compete in the highly competitive semiconductor market;
•	the risk that our objectives will not be met within the time lines we expect or at all;
•	research and development risks;
•	the risks associated with successfully protecting patents and trademarks and other intellectual property;

•	the need to control costs and the possibility of unanticipated expenses;

•	manufacturing and development risks;
•	the risk that the price of our common stock will be volatile; and
•	the risk that shareholders’ interests will be diluted through future stock offerings, option and warrant exercises.

For all of the reasons set forth above, investors should not place undue reliance on forward-looking statements. Other than any obligation to disclose material information under applicable securities laws or otherwise as maybe required by law, we undertake no obligation to revise or update any forward-looking statements after the date hereof.

Data relevant to estimated market sizes for our technologies under development are presented in this Annual Report. These data have been obtained from a variety of published resources including published scientific literature, websites and information generally available through publicized means. The Company attempts to source reference data from multiple sources whenever possible for confirmatory purposes. Although the Company believes the foregoing data is reliable, the Company has not independently verified the accuracy and completeness of this data.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

A. Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

A.	Selected Financial Data

The selected financial data of the Company for the years ended December 31, 2015, 2014 and 2013 was derived from the audited annual consolidated financial statements of the Company, which have been audited by Marcum LLP, independent registered public accounting firm. Selected financial data of the Company for the years ended December 31, 2012 and 2011 was derived from the consolidated financial statements of the Company, which are not included in this Annual Report.

The information contained in the selected financial data for the 2015, 2014 and 2013 years is qualified in its entirety by reference to the Company’s consolidated financial statements and related notes included under the heading “ITEM 17. Financial Statements” and should be read in conjunction with such financial statements and with the information appearing under the heading “ITEM 5.

Operating and Financial Review and Prospects.” Except where otherwise indicated, all amounts are presented in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Since its formation, the Company has financed its operations from public and private sales of equity securities, proceeds received upon the exercise of warrants and stock options, research and development contracts from U.S. government agencies and, prior to 2012, by sales of solar energy equipment products. The Company has never been profitable, so its ability to finance operations has been dependent on equity financings. The Company believes that it will continue to rely on the sale of its equity securities to provide funds for its activities. We believe the Company is well capitalized , nevertheless the Company may effect a future financing if an appropriate opportunity presents itself. See ITEM 3.D. “Risk Factors.”

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future.

The following consolidated financial information is separated between continuing and discontinued operations.

Consolidated Statements of Operations

Under International Financial Reporting Standards

(US$)

	Years Ended December 31,
	2015	2014	2013	2012	2011
Costs and Expenses
General and Administration	$8,614,109	$9,677,705	$6,284,288	$3,023,471	$2,695,956
Research and Development	3,532,492	2,277,927	1,925,974	1,093,998	1,327,057
Investment Income, including interest	(76,431)	—	(18,371)	—	(21,915)
Total Expenses	12,070,170	11,955,632	8,191,891	4,117,469	4,001,098

Loss, before the following
Other income	—	169,832	342,874	238,806	755,422
Net Loss for the Period
Loss from continuing operations	(12,070,170)	(11,785,800)	(7,849,017)	(3,878,663)	(3,245,676)
Loss from discontinued operations, net of taxes	—	—	—	(4,685,449)	(11,898,225)
Net Loss	(12,070,170)	(11,785,800)	(7,849,017)	(8,564,112)	(15,143,901)
Deficit, beginning of period	(78,780,502)	(66,994,702)	(59,145,685)	(50,442,457)	(35,298,556)
Divestiture of non-controlling interest	—	—	—	(139,116)	—
Deficit, end of period	$(90,850,672)	$(78,780,502)	$(66,994,702)	$(59,145,685)	$(50,442,457)
Basic and Diluted Loss Per Share:	$(0.07)	$(0.08)	$(0.06)	$(0.08)	$(0.17)
Continuing Operations	$(0.07)	$(0.08)	$(0.06)	$(0.04)	$(0.04)
Discontinued Operations	—	—	—	$(0.04)	$(0.13)

Consolidated Statements of Discontinued Operations

Under International Financial Reporting Standards
(US$)

	Years Ended December 31,
	2015	2014	2013	2012	2011
Revenue	$—	$—	$—	$617,728	$5,122,507
Costs and Expenses
Cost of Goods Sold	—	—	—	1,117,282	8,916,603
General and Administration	—	—	—	3,380,117	5,551,286
Research and Development	—	—	—	611,644	2,561,217
Investment Income, including interest	—	—	—	(3,044)	(8,374)
Total Expenses	—	—	—	5,105,999	17,020,732

Net Operating Income (Loss) from Discontinued Operations	—	—	—	(4,488,271)	(11,898,225)
Loss on Divestiture of Subsidiaries	—	—	—	(197,178)	—
Net Income (Loss) from Discontinued Operations	—	—	—	(4,685,449)	(11,898,225)
Attributable to non-controlling interest	—	—	—	—	107,662
Attributable to equity shareholders	$—	$—	$—	$(4,685,449)	$(11,790,563)

Consolidated Statements of Financial Position

Under International Financial Reporting Standards

(US$)

	December 31,
	2015	2014	2013	2012	2011
Assets
Cash	$14,409,996	$11,287,864	$3,260,967	$1,435,762	$1,330,141
Accounts and Other Receivable	—	—	—	96,749	526,229
Prepaids and Other Current Assets	150,923	243,501	267,012	158,257	152,162
Inventories	—	—	—	—	1,426,003
Marketable Securities	—	—	397	426	415
Assets Available for Sale	—	—	—	606,413	—
Investment in Opel Solar Asia Company Limited	—	—	—	—	197,178
Property and Equipment	947,107	1,058,860	903,792	26,670	1,798,779
Patents and Licenses	426,813	260,721	125,676	75,550	198,249
Total Assets	$15,934,839	$12,850,946	$4,557,844	$2,399,827	$5,629,156
Liabilities
Accounts Payable and Accrued Liabilities	$515,421	$451,724	$256,027	$231,903	$1,705,876
Product Warranty	—	—	—	25,899	25,899
Disposal Group Liabilities	—	—	—	606,413	—
Deferred Energy Credit	—	—	—	—	614,363
Asset Retirement Obligation	—	—	—	—	74,277
Total Liabilities	515,421	451,724	256,027	864,215	2,420,415
Shareholders’ Equity
Share Capital	81,027,171	61,688,953	42,911,455	40,225,401	38,507,720
Special Voting Share	—	—	—	100	100
Special Warrants and Shares to be Issued	—	—	—	—	27,521
Warrants	2,013,747	6,458,659	8,135,590	3,850,685	1,813,729
Contributed Surplus	25,618,159	23,616,664	20,261,067	16,361,282	13,162,981
Accumulated Other Comprehensive Income (loss)	(2,388,987)	(584,552)	(11,593)	243,829	278,263
Deficit	(90,850,672)	(78,780,502)	(66,994,702)	(59,145,685)	(50,442,457)
Non-Controlling Interest	—	—	—	—	(139,116)
Total Shareholders’ Equity	15,419,418	12,399,222	4,301,817	1,535,612	3,208,741
Total Liabilities and Shareholders’ Equity	$15,934,839	$12,850,946	$4,557,844	$2,399,827	$5,629,156

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

In addition to the other information presented in this Annual Report, the following should be considered carefully in evaluating the Company and its business. This Annual Report contains forward-looking statements and information within the meaning of U.S. and Canadian securities laws that involve risks and uncertainties. The Company’s actual results may differ materially from the results discussed in the forward-looking statements and information. Factors that might cause such differences include those discussed below and elsewhere in this Annual Report.

Risks Related to Our Business

We have a limited operating history, and we do not expect to become profitable in the near future.

We are a fabless semiconductor technology development company with a limited operating history. We are not profitable and have incurred losses. We continue to incur research and development and general and administrative expenses related to our operations. We expect to continue to incur losses for the foreseeable future, and these losses may increase as we move toward the commercialization of our technology currently under development. If our POET technology platform does not achieve market acceptance, we may never become profitable. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods.

Accordingly, it is difficult to evaluate our business prospects. Moreover, our prospects must be considered in light of the risks and uncertainties encountered by an early-stage company and competitive markets, such as the semiconductor market, where market acceptance of our technology is uncertain.

We depend on the implementation of our business plan, including our ability to make future progress in the development of our POET technology. There can be no assurance that our efforts will ultimately result in profits.

We have not yet commercialized the POET technology and there is no certainty that we will be able to do so.

We have not yet commercialized our POET technology, and we may never be able to do so. We do not know when or if we will complete our development efforts or successfully license our technology. Even if we are successful in developing a commercially useful POET platform, we will not be successful unless POET gains market acceptance. The degree of market acceptance of these products may depend on a number of factors, including:

•	the adoption of our technology by semiconductor device designers, manufacturers and end market users;
•	the competitive market environment;
•	the establishment and demonstration in the technology community of the efficacy of our technology and its potential advantages over existing technology; and
•	the adequacy and success of sales and marketing efforts regarding licensing our technology.

We have had a history of losses and expect to continue to incur additional losses for the foreseeable future.

The Company’s primary focus is on the research and development of a specific semiconductor technology, which requires the expenditure of significant amounts of cash over a relatively long time period. As at December 31, 2015, the Company’s total deficit was $90,850,672, with net losses in fiscal years 2015, 2014 and 2013 of $12,070,170, $11,785,800 and $7,849,017 respectively. There can be no assurance that the Company will ever record any earnings.

We may need to obtain additional investment capital and there can be no assurance that the Company will be successful in generating sufficient cash flow to continue its development.

As stated above, the Company expects to incur losses for the foreseeable future. As of December 31, 2015, 2014 and 2013, the Company’s working capital was $14,045,498, $11,079,641 and $3,272,349 respectively.

The Company has no capital asset commitments. The increased working capital balance in 2015 over 2014 was due to the $12.1 million dollars raised through the exercise of stock options and warrants during the year ended December 31, 2015.

The Company’s balance sheet as at December 31, 2015 reflects assets with a book value of $15,934,839 (2014 - $12,850,946) of which 91% (2014 - 89%) or $14,560,919 (2014 - $11,531,365) is current and consists primarily of cash totaling $14,409,996 (2014 - $11,287,864). It is our intention that the Company’s liquidity and unencumbered balance sheet will allow for investments in research and development and valuable human capital which are necessary to enable the Company to achieve its technical and operational milestones

As of February 22, 2016, there were 1,116,051 warrants outstanding to purchase common shares at an average exercise price of CAD$0.23 expiring between June 22, 2016 and September 27, 2016. Should those warrants be exercised, there is a potential for an additional CAD $256,692 to be raised by the Company. Whether the warrants will be exercised is dependent on a number of factors that are outside of the Company’s control.

Between January 1, 2016 and February 22, 2016, the Company raised $1,965,327 from the exercise of 2,686,947 warrants and 628,000 stock options.

Based on current plans and cash utilization, we believe we have sufficient liquidity to support our operations and technological programs beyond 2016, which include further development of the POET semiconductor process and increasing the POET intellectual property portfolio to enable us to exploit POET, through licenses and collaborative arrangements.

The Company has no external sources of financing such as bank lines of credit. The Company will likely require future additional financing to carry out its business plan. The current market for both debt and equity financings for companies such as the Company is challenging, and there can be no assurance that a financing, whether debt or equity, will be available on acceptable terms or at all. The failure to obtain financing on a timely basis may result in the Company having to reduce or delay one or more of its planned research, development and marketing programs and to reduce related overhead, any of which could impair the Company’s current and future value. Any additional equity financing, if obtained, may result in significant dilution to the existing shareholders at the time of such financing. The Company may also seek additional funding from other sources, including technology licensing, co-development collaborations and other strategic alliances, which, if obtained, may reduce the Company’s interest in our intellectual property. There can be no assurance, however, that any such alternative sources of funding will be available.

Rapid technological change could render our technology non-competitive and obsolete.

The semiconductor industry is subject to rapid and substantial technological change. Developments by others may render the Company’s POET technology non-competitive, and the Company may not be able to keep pace with technological developments. Competitors have developed technologies that compete with the functionality expected of the Company’s technology. Some of these technologies have an entirely different approach or means of accomplishing the desired process and function than the POET process being developed by the Company and may be more effective and less costly to implement than the technologies developed by the Company.

Currently, the industry is dominated by silicon-based semiconductor technology that requires the fabrication of multiple chips for optical and electrical functions. As such, manufacturers of electronic devices are accustomed to designing their products around multi-chip platforms. If more advanced silicon-based technology is developed, manufacturers may determine that maintenance of the silicon platform will be less costly to implement and utilize than alternative technologies. Also, competitors may develop other integrated circuit platforms that are easier for manufacturers to adopt.

Our research and development efforts are focused on the POET platform, and any delay in the development, or the abandonment of the POET technology, or the POET technology’s failure to achieve market acceptance, would compromise our competitive position.

We have devoted and expect to continue to devote a large amount of resources to develop new and emerging technologies and standards that can be developed into products or commercially licensed in the future. Our POET platform is a new technology which as of yet does not have an established base of application and may not be embraced for use by the semiconductor industry. Should we fail to develop commercially available products based on our POET platform, or should we fail to license POET to technology companies who in turn develop products on the platform, our research and development efforts with respect to these technologies and standards likely would have no appreciable value. In addition, if we do not correctly anticipate new technologies and standards, or if the products that we and our licensees, if any, develop based on these new technologies and standards fail to achieve market acceptance, our competitors may be better able to address market demand than we would. Furthermore, if markets for these new technologies and standards develop later than we anticipate, or do not develop at all, demand for our technologies or products that are currently in development would suffer, resulting in reduced product sales or licensing sales of these technologies, if any.

We are a relatively small company with limited resources compared to some of our current and potential competitors and we may not be able to compete effectively and increase market share.

Some of our current and potential competitors have longer operating histories, significantly greater resources, name recognition and a base of customers. As a result, these competitors may have greater credibility with our potential customers. They also may be able to adopt more aggressive pricing policies and devote greater resources to the development, promotion and licensing of their products and technologies than we would be able to. In addition, some of our potential competitors have likely already established sales, licensing or joint development relationships with the decision makers at our potential customers. In addition, many of what we perceive as potential customers have the capabilities to develop technology competitive to ours internally. These competitors may be able to leverage their existing relationships to discourage their customers from buying POET products or licensing or otherwise utilizing our technology. These competitors may elect not to support our technology which could complicate and impede our sales efforts. These and other competitive pressures may prevent us from competing successfully against current or future competitors, and may materially harm our business.

We are party to an intellectual property license agreement granting a portion of certain future revenues.

The Company has a License Agreement, as amended in 2014, with the University of Connecticut (“UCONN”) whereby UCONN granted the Company an exclusive license to the intellectual property developed by a consultant of the Company,

Dr. Geoffrey Taylor, who is also a member of the faculty at UCONN. Such a license may reduce the profitability of the Company if and when our products reach market. The Company is obligated to pay up to $1,000,000 per year when revenues reach certain milestones as well as pay an additional 3% of certain revenue received in connection with the exploitation of the licensed intellectual property or sales of products to third parties  other than engineering expenses received from third parties.

We will be dependent on both semiconductor manufacturers and major intellectual property licensees.

We will be dependent on semiconductor manufacturers, as licensees of our technology, to manufacture and market opto-electronic products based on our architecture in order to receive royalties in the future. We also depend on them to add value to our licensed technology by providing complete POET-based solutions to meet the specific application needs of systems companies. However, the semiconductor manufacturers, if any, will not be contractually obliged to manufacture, distribute or sell devices based on our technology or to market our POET technology on an exclusive basis. Some potential semiconductor partners design, develop and/or manufacture and market devices based on different competing architectures, including their own, and others may do so in the future.

We anticipate that our revenue will depend in part on these major license customers, although the companies considered to be major customers and the percentage of revenue represented by each major customer may vary from period to period depending on the addition of new agreements, the timing of work performed by us and the number of products utilizing our platform technology. In addition, we cannot be certain that any of the opto-electronic manufacturers will produce products incorporating our intellectual property components or that, if production occurs, they will generate significant royalty revenue for us.

We cannot assure you that we will be successful in developing relationships with semiconductor manufacturers or that we will be able to maintain relationships with semiconductor manufacturers once developed, that semiconductor device manufacturers will dedicate the resources necessary to promote and develop products based on our POET technology or that they will manufacture products based on our POET technology in quantities sufficient to meet demand.

Our revenues will depend in part on royalties that may be received on POET-based devices, which will likely be generated based on the volumes and price of devices manufactured and sold by our semiconductor manufacturer licensees, if any. Our royalties will be therefore influenced by many of the risks faced by the semiconductor market in general. These risks include reductions in demand and reduced average selling prices. The semiconductor market is intensely competitive. It is also generally characterized by declining average selling prices over the life of a generation of devices. The effect of these price decreases is compounded by the fact that royalty rates decrease as a function of volume. We cannot assure you that delays in licensing, poor demand for services or decreases in prices or in our royalty rates will not materially adversely affect our business, results of operations and financial condition.

The enforceability of the Company’s patents and the Company’s ability to maintain trade secrets cannot be predicted and such patents or trade secrets may not provide the Company with a competitive advantage against competitors with similar products or technologies.

We rely on a combination of patent and trade secret laws and restrictions on disclosure to protect our intellectual property rights. We cannot be certain that the steps we have taken will prevent unauthorized use of our intellectual property. Any failure to protect our intellectual property rights would diminish or eliminate the competitive advantages that we derive from our proprietary technology. We cannot assure you that we will be able to adequately protect our technology or other intellectual property from third-party infringement or from misappropriation in the U.S. and abroad. Any patent licensed by us or issued to us could be challenged, invalidated or circumvented or rights granted thereunder may not provide a competitive advantage to us. Furthermore, patent applications that we file may not result in issuance of a patent or, if a patent is issued, the patent may not be issued in a form that is advantageous to us. Despite our efforts to protect our intellectual property rights, others may independently develop similar products, duplicate our products or design around our patents and other rights. In addition, it is difficult to monitor compliance with, and enforce, our intellectual property on a worldwide basis in a cost-effective manner. In jurisdictions where foreign laws provide less intellectual property protection than afforded in the U.S. and abroad, our technology or other intellectual property may be compromised, and our business would be materially adversely affected.

We may occasionally become involved in administrative proceedings, lawsuits or other proceedings if others allege that we infringe on their intellectual property rights. Some of these claims could subject us to significant liability for damages and invalidate our property rights. If successful, such claims could impair our ability to collect royalties or license fees or could force us or our customers to:

•	stop using or exploiting the challenged intellectual property;
•	obtain from the owner of the infringed intellectual property, at our expense, a license to sell the relevant technology at an additional cost, which license may not be available on reasonable terms, or at all; or
•	redesign our technology to make it non-infringing.

Our failure to protect our proprietary rights, or the costs of protecting these rights, may harm our ability to compete.

Our success depends in part on our ability to obtain patents and licenses and to preserve other intellectual property rights covering our products and development and testing tools. To that end, we have obtained certain domestic and foreign patents and intend to continue to seek patents on our inventions when appropriate. The process of seeking patent protection can be time consuming and expensive.

We cannot ensure the following:

•	that patents will be issued from currently pending or future applications;
•	that our existing patents or any new patents will be sufficient in scope or strength to provide meaningful protection or any commercial advantage to us;
•	that foreign intellectual property laws will protect our foreign intellectual property rights; and
•	that others will not independently develop similar products, duplicate our products or design around any patents issued to us.

Intellectual property rights are uncertain and adjudication of such rights involves complex legal and factual questions. We may be unknowingly infringing on the proprietary rights of others and may be liable for that infringement, which could result in significant liability for us. We may receive correspondence from third parties alleging infringement of their intellectual property rights. If we are found to infringe the proprietary rights of others, we could be forced to either seek a license to the intellectual property rights of others or alter our technologies so that they no longer infringe the proprietary rights of others. A license could be very expensive to obtain or may not be available at all. Similarly, changing our processes to avoid infringing the rights of others may be costly or impractical.

We would be responsible for any patent litigation costs. Our License Agreement with UCONN does not provide for indemnification of the Company by UCONN. If we were to become involved in a dispute regarding intellectual property, whether ours or that of another company, we may have to participate in legal proceedings in the United States Patent and Trademark Office or in the United States or Canadian courts to determine any or all of the following issues: patent validity, patent infringement, patent ownership or inventorship. These types of proceedings may be costly and time consuming for us, even if we eventually prevail. If we do not prevail, we might be forced to pay significant damages, obtain a license, if available, or stop making a certain product. From time to time, we may prosecute patent litigation against others and as part of such litigation, other parties may allege that our patents are not infringed, are invalid and are unenforceable. We also rely on trade secrets, proprietary know-how and confidentiality provisions in agreements with employees and consultants to protect our intellectual property. Such parties may not comply with the terms of their agreements with us, and we may not be able to adequately enforce our rights against these parties.

Our results may fluctuate significantly and be unpredictable.

Assuming that we are able to finish development of the POET platform technology and commence its exploitation, we will likely experience in the future significant quarterly fluctuations in our results of operations. Our results may fluctuate because of a variety of factors. Such factors include:

•	the timing of entering into agreements with customers and licensees;
•	the financial terms and delivery schedules of our agreements with customers and licensees;
•	the demand for products that incorporate our technology;
•	the mixture of license fees, royalties, revenues from the sale of products and development systems and fees from services;
•	the introduction of new technology by us, our licensees or our competition;

•	the timing of orders from and shipments to systems companies of POET-based devices from us or other semiconductor manufacturers;
•	the sudden technological or other changes in the semiconductor industry; and
•	new litigation or developments in current litigation.

In future periods, our operating results may not meet the expectations of public market analysts or investors. In such an event the market price of our shares could be materially adversely affected.

We anticipate that sales of POET products and licenses of our POET platform to a relatively limited number of customers will account for a significant portion of our total net revenues.

Once our POET technology is fully developed, we expect that a relatively small number of customers will account for a significant portion of our future net revenues in any particular period. Due to this, some of the following may reduce our future revenues or adversely affect our business:

•	reduction in scope, delay in completion or cancellation of product sales or licenses to one or more potentially significant customers;
•	development by one or more of our potentially significant customers of other technologies for current or future products;
•	loss of one or more of our potentially significant customers or a disruption in our sales and licensing activities;
•	failure of one or more of our potentially significant customers to make timely payment of our invoices; and
•	failure of one or more of our customers to implement our technology in products successfully, thus limiting any potential sales or royalty income.

We cannot be certain that any potential customer will purchase products or license technology from us, or, once established as a customer, that they will generate further income to us by means of further product sales, licenses or royalties.

Our success will depend substantially on systems companies.

Our future success will depend substantially on the acceptance of our technology by systems companies, particularly those which develop and market electronic products in the defense, wireless, consumer electronics and networking markets where demand may be highly cyclical. The reason for this dependence is that sales of POET-based devices by us and other semiconductor manufacturers to systems companies directly affect the amount of product sale revenue or royalties we might receive. We are subject to many risks beyond our control that may influence the success or failure of a particular systems company. These risks include:

•	competition faced by the systems company in its particular industry:
•	the engineering and marketing capabilities of the systems company;
•	market acceptance of the systems company’s products;
•	technical challenges unrelated to our technology or products faced by the systems company in developing its products; and
•	the financial and other resources of the systems company.

It will likely take a long time to persuade systems companies to accept our POET technology and, even if accepted, we cannot assure you that our devices or technology will be used in a product that is ultimately brought to market. Furthermore, even if our devices or technology are used in a product brought to market, we cannot assure you that such product will be commercially accepted or result in significant sales by us or royalties to us. Demand for our products and intellectual property may also be affected by consolidation in the integrated circuit and related industries, which may reduce the aggregate level of purchases of our intellectual property components and services by the combined companies.

Competition — we may not be able to compete successfully in the future.

Our target markets are intensely competitive and characterized by rapid technological change and compliance to standards. We cannot assure you that we will have the financial resources, technical expertise or marketing or support capabilities to compete successfully in the future. Competition is based on a variety of factors including price, performance, features, software availability, marketing, customer support, name recognition and financial strength.

Our future capital needs may require us to seek debt financing or additional equity funding which, if not available, could cause our business to suffer.

From time to time, we may be required to raise additional funds for our future capital needs through public or private financing, strategic relationships or other arrangements. There can be no assurance that the funding, if needed, will be available on attractive terms, or at all. Furthermore, any additional financing arrangements may be dilutive to shareholders, and debt financing, if available, may involve restrictive covenants. Strategic arrangements, if necessary to raise additional funds, may require us to relinquish our rights to certain of our technologies or products. Our failure to raise capital when needed could have a material adverse effect on our business.

We are dependent on key personnel and the loss of any of these individuals could adversely affect the Company.

The Company’s ability to continue its development of potential products, and to develop a competitive edge in the marketplace, depends, in large part, on its ability to attract and maintain qualified key management and technical personnel. Competition for such personnel is intense and the Company may not be able to attract and retain such personnel. The Company’s growth will depend on the efforts of its senior management, particularly its; CEO, Dr. Suresh Venkatesan; Executive Co-Chairman, Peter Copetti; Founder and Chief Scientist, Dr. Geoffrey Taylor, Chief Operating Officer, Dr. Subhash Deshmukh and other officers and members of the team. The Company has entered into a consulting agreement with Dr. Taylor, and employment agreements with Mr. Copetti, Dr. Venkatesan and Dr. Deshmukh. If the Company loses the services of key personnel through loss of life, impairment or resignation, it may be unable to replace them, and its business could be negatively affected.

We will be dependent upon collaborative partners to develop and commercialize products using our POET Technology.

A key part of our strategy is to form collaborations with semiconductor, defense and electronics companies that will assist us in developing, testing, and commercializing the POET platform.

We expect to negotiate specific ownership rights with respect to the intellectual property developed as a result of the collaboration with each partner. While ownership rights will likely vary from program to program, in general we will seek to retain ownership rights to developments directly relating to POET and our partner will retain rights specific to the application under development.

Despite our existing development agreements we cannot ensure the following:

•	we will be able to enter into additional collaborative arrangements to develop products utilizing our POET technology;
•	any existing or future collaborative arrangements will be sustainable or successful;
•	the applications contemplated in collaborative arrangements will be further developed by partners in a timely fashion;
•	any collaborative partner will not infringe upon our intellectual property position in violation of the terms of the collaboration contract; or
•	milestones in collaborative agreements will be met and milestone payments, if any, will be received.

If we are unable to obtain development assistance and funds from other companies to fund a portion of our development costs and to commercialize our technology, we may be required to delay, curtail, or stop development of our projects.

We face risks from failures in the device manufacturing processes of the POET Technology.

The fabrication of integrated circuits, particularly those made of gallium arsenide (“GaAs”), is a highly complex and precise process. Integrated circuits incorporating the POET platform are primarily manufactured on wafers made of GaAs. Compared to the manufacturing of silicon integrated circuits, GaAs technology is less mature and more difficult to design and manufacture within specifications in large volume. In addition, the more brittle nature of GaAs wafers can result in lower manufacturing yields than with silicon wafers. Further, during manufacturing, each wafer is processed to contain numerous integrated circuits or which may also result in lower manufacturing yields. As a result, we or our customers utilizing POET GaAs wafers may reject or be unable to sell a substantial percentage of wafers or the die on a given wafer because of, among other factors:

•	minute impurities;
•	difficulties in the fabrication process, such as failure of special equipment, operator error or power outages;

•	defects in the masks used to print circuits on a wafer;
•	electrical and/or optical performance; or
•	wafer breakage.

Our future customers may experience similar difficulty in maintaining acceptable manufacturing yields, which in turn may hinder adoption of our POET platform for cost or yield reasons.

Our POET platform incorporates technology licensed from third parties.

We incorporate technology (including software) licensed from a limited number of third parties in the deployment of our POET platform, including from UCONN. We could be subjected to claims of infringement regardless of our lack of involvement in the development of the licensed technology. Although a third-party licensor may, in some cases, indemnify us if the licensed technology infringes on another party’s intellectual property rights, such indemnification is typically limited in amount and may be worthless if the licensor becomes insolvent. Our agreement with UCONN does not provide for indemnification of us for intellectual property infringement. Furthermore, any failure of third-party technology to perform properly would adversely affect the development or exploitation of POET.

Our intellectual property indemnification practices may adversely impact our business.

We expect to be required to indemnify our customers for certain costs and damages of intellectual property rights in circumstances where one of our products is the factor creating the customer’s infringement exposure. This practice may subject us to significant indemnification claims by our customers. In some instances, our technology may be utilized to manufacture devices by us or our customers that comply with international standards. These international standards are often covered by patent rights held by third parties, which may include our competitors. The costs of obtaining licenses from holders of patent rights essential to such international standards could be high. The cost of not obtaining such licenses could also be high if a holder of such patent rights brings a claim for patent infringement. We are not aware of any claimed violations on our part. However, we cannot assure you that claims for indemnification will not be made or that if made, such claims would not have a material adverse effect on our business, results of operations or financial condition.

We may be subject to information technology failures that could damage our reputation, business operations and financial condition.

We rely on information technology for the effective operation of our business. Our systems are subject to damage or interruption from a number of potential sources, including natural disasters, accidents, power disruptions, telecommunications failures, acts of terrorism or war, computer viruses, physical or electronic break-ins, cyber attacks, sabotage, vandalism, or similar events or disruptions. Our security measures may not detect or prevent such security breaches. Any such compromise of our information security could result in the unauthorized publication of our confidential business or proprietary information, result in the unauthorized release of customer, supplier or employee data, result in a violation of privacy or other laws, expose us to a risk of litigation or damage our reputation.

Although safeguards exist, third parties with which we currently conduct business may have access to certain portions of our sensitive data. In the event that these third parties do not properly safeguard our data that they hold, security breaches could result and negatively impact our business. In addition, our inability to use or access these information systems at critical points in time could unfavorably impact the timely and efficient operation of our business, which could negatively affect our business and operating results, operations and financial results.

The high cost of building advanced semiconductor manufacturing facilities may limit the number of foundries or manufacturing facilities and potential customers for our POET platform.

The cost of developing leading-edge manufacturing facilities and processes needed for building advanced chips is rising. Some of our potential foundry customers may delay or cancel plans for expanding current processes or developing new manufacturing processes, which, if done, may reduce our licensing opportunities. In addition, the bargaining power of the remaining foundries with advanced manufacturing facilities would be increased. This could make it harder for us to win profitable licensing or manufacturing deals with these foundries, further reducing both licensing and royalty revenue as well as adversely affecting product sales margins.

There are foreign exchange risks associated with our Company.

The Company is exposed to foreign currency risk with the Canadian dollar. The Company maintains bank accounts and cash reserves in both currencies with the majority of reserves currently in Canadian dollars which has exposure to currency fluctuations. Most of the company’s operations are transacted in US dollars. A 10% change in the Canadian dollar would increase or decrease other comprehensive loss by $1,135,639.

Risks Related to Our Common Stock

Our stock price has been and may continue to be volatile.

The trading price for our common stock on the TSX Venture Exchange (“TSXV”) has been and is likely to continue to be highly volatile. Although we have registered our stock with the U.S. Securities Exchange Commission (“SEC”), the U.S. market for our shares has been slow to develop, and if and as such a market develops, prices on that market are also likely to be highly volatile. The market prices for securities of early stage technology companies have historically been highly volatile.

Factors that could adversely affect our stock price include:

•	fluctuations in our operating results;
•	announcements of new products, partnerships or technological collaborations and announcements of the results or further actions in respect of any products, partnerships or collaborations, including termination of same;
•	innovations by us or our competitors;
•	governmental regulation;
•	developments in patent or other proprietary rights;
•	the results of technology and product development testing by us, our partners or our competitors;
•	litigation;
•	general stock market and economic conditions;
•	number of shares available for trading (float); and
•	inclusion in or dropping from stock indexes.

As of February 22, 2016, our 52-week high and low closing market price for our common stock on the TSXV was CA$2.00 (US$1.60 and CA$0.62 (US$0.47), respectively, based on the closing exchange rates on the respective dates.

We have historically obtained, and expect to continue to obtain, additional financing primarily by way of sales of equity, which may result in significant dilution to existing shareholders.

We have not earned profits, so its ability to finance operations is chiefly dependent on equity financings. Since 2012 we raised over CA$43.9 million (US$38 million) in equity financing through private placements or the exercise of stock options and warrants in support of the POET initiative, which has resulted in significant dilution to existing shareholders. Further equity financings will also result in dilution to existing shareholders, and such dilution could be significant.

Future sales of common stock or warrants, or the prospect of future sales, may depress our stock price.

Sales of a substantial number of shares of common stock or warrants, or the perception that sales could occur, could adversely affect the market price of our common stock. Additionally, as of February 22, 2016, there were outstanding options to purchase up to 15,298,500 shares of our common stock that are currently exercisable and additional outstanding options to purchase up to 10,747,000 shares of common stock that are exercisable over the next several years. As of February 22, 2016, there were outstanding warrants to purchase 1,116,051 shares of our stock. The holders of these options and warrants have an opportunity to profit from a rise in the market price of our common stock with a resulting dilution in the interests of the other shareholders. The existence of these options and warrants may adversely affect the terms on which we may be able to obtain additional financing. The weighted average exercise price of issued and outstanding options is CAD$1.04 and the weighted average exercise price of warrants is CAD$0.23, which compares to the CAD$1.00 market price at closing on February 22, 2016.

Dilution through exercise of share options could adversely affect the Company’s shareholders.

Because the success of the Company is highly dependent upon its employees, the Company has granted to some or all of its key employees, directors and consultants options to purchase common shares as non-cash incentives. To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted. As of February 22, 2016, there were 26,045,500 share purchase options outstanding with a weighted average exercise price of CAD$1.04 and 1,116,051 share purchase warrants outstanding with a weighted average exercise price of CAD$0.23. If all of these securities were exercised, an additional 27,161,551 common shares would become issued and outstanding. This represents an increase of 13.55% in the number of shares issued and outstanding and would result in significant dilution to current shareholders.

The risks associated with penny stock classification could affect the marketability of the Company’s common shares and shareholders could find it difficult to sell their shares.

The Company’s common shares are subject to “penny stock” rules as defined in 1934 Securities and Exchange Act Rule 3a51-1. The SEC adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker- dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Company’s common shares in the United States and shareholders may find it more difficult to sell their shares.

The rights of our shareholders may differ from the rights typically afforded to shareholders of a U.S. corporation.

We are incorporated under the Business Corporations Act (Ontario) (the “OBCA”). The rights of holders of our common shares are governed by the laws of the Province of Ontario, including the OBCA, by the applicable laws of Canada, and by our Articles of Continuance and all amendments thereto (collectively, the “Articles”), and our by-laws (the “By-laws”). These rights differ in certain respects from the rights of shareholders in typical U.S. corporations. The principal differences include without limitation the following:

Under the OBCA, we have a lien on any common share registered in the name of a shareholder or the shareholder’s legal representative for any debt owed by the shareholder to us. Under U.S. state law, corporations generally are not entitled to any such statutory liens in respect of debts owed by shareholders.

With regard to certain matters, we must obtain approval of our shareholders by way of at least 66 2/3% of the votes cast at a meeting of shareholders duly called for such purpose being cast in favor of the proposed matter. Such matters include without limitation: (a) the sale, lease or exchange of all or substantially all of our assets out of the ordinary course of our business; and (b) any amendments to our Articles including, but not limited to, amendments affecting our capital structure such as the creation of new classes of shares, changing any rights, privileges, restrictions or conditions in respect of our shares, or changing the number of issued or authorized shares, as well as amendments changing the minimum or maximum number of directors set forth in the Articles. Under U.S. state law, the sale, lease, exchange or other disposition of all or substantially all of the assets of a corporation generally requires approval by a majority of the outstanding shares, although in some cases approval by a higher percentage of the outstanding shares may be required. In addition, under U.S. state law the vote of a majority of the shares is generally sufficient to amend a company’s certificate of incorporation, including amendments affecting capital structure or the number of directors.

Pursuant to our By-laws, two persons present in person or represented by proxy and each entitled to vote thereat shall constitute a quorum for the transaction of business at any meeting of shareholders. Under U.S. state law, a quorum generally requires the presence in person or by proxy of a specified percentage of the shares entitled to vote at a meeting, and such percentage is generally not less than one-third of the number of shares entitled to vote.

Under rules of the Ontario Securities Commission, a meeting of shareholders must be called for consideration and approval of certain transactions between a corporation and any “related party” (as defined in such rules). A “related party” is defined to include, among other parties, directors and senior officers of a corporation, holders of more than 10% of the voting securities of a corporation, persons owning a block of securities that is otherwise sufficient to affect materially the control of the corporation, and other persons that manage or direct, to a substantial degree, the affairs or operations of the corporation. At such shareholders’ meeting, votes cast by any related party who holds common shares and has an interest in the transaction may not be counted for the purposes of determining whether the minimum number of required votes have been cast in favor of the transaction. Under U.S. state law, a transaction between a corporation and one or more of its officers or directors can generally be approved either by the shareholders or a by majority of the directors who do not have an interest in the transaction.

There is no limitation imposed by our Articles or other charter documents on the right of a non-resident to hold or vote our common shares. However, the Investment Canada Act (the “Investment Act”), as amended by the World Trade Organization Agreement Implementation Act (the “WTOA Act”), generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a “Canadian,” as defined in the Investment Act, unless, after review, the minister responsible for the Investment Act is satisfied that the investment is likely to be a net benefit to Canada. An investment in our common shares by a non-Canadian would be reviewable under the Investment Act if it were an investment to acquire direct control of the Company, and the value of our assets were CA$5.0 million or more. However, an investment in our shares by a national of a country (other than Canada) that is a member of the World Trade Organization or has a right of permanent residence in such a country (or by a corporation or other entity that is a “WTO Investor-controlled entity” pursuant to detailed rules set out in the Investment Act) would be reviewable at a higher threshold of CA$375 million in assets , except for certain economic sectors with respect to which the lower threshold would apply. A non-Canadian, whether a national of a WTO member or otherwise, would acquire control of the Company for purposes of the Investment Act if he or she acquired a majority of our common shares. The acquisition of less than a majority, but at least one-third of our common shares, would also be presumed to be an acquisition of control of the Company, unless it could be established that the Company was not controlled in fact by the acquirer through the ownership of voting shares. The United States is a WTO Member for purposes of the Investment Act. Certain transactions involving our common shares would be exempt from the Investment Act, including:

•	an acquisition of our common shares if the acquisition were made in connection with the person’s business as a trader or dealer in securities;
•	an acquisition of control of the Company in connection with the realization of a security interest granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Act; and
•	an acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization, following which the ultimate direct or indirect control of the Company, through the ownership of voting interests, remains unchanged. Under U.S. law, except in limited circumstances, restrictions generally are not imposed on the ability of non- residents to hold a controlling interest in a U.S. corporation.

We have adopted a Shareholders Rights Plan, which may discourage takeover offers, and limit the price investors may be willing to pay for our stock.

In 2014 our Board of Directors adopted and our shareholders ratified a Shareholder Rights Plan, the effect of which would cause substantial dilution to acquirors of more than 20% of our outstanding Common Shares, which could have the effect of delaying, deferring or preventing a change in control of our Company even if a change in control would be beneficial to our shareholders. These provisions could limit the price that certain investors might be willing to pay in the future for shares of our Common Stock.

As a “foreign private issuer”, the Company is exempt from certain sections of the Exchange Act which results in shareholders having less complete and timely data than if the Company were a domestic U.S. issuer.

As a “foreign private issuer,” as defined under the U.S. securities laws, we are exempt from certain sections of the Exchange Act. In particular, we are exempt from Section 14 proxy rules which are applicable to domestic U.S. issuers. The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K has typically been more limited than the submissions required of U.S. issuers and results in shareholders having less complete and timely data, including, among others, with respect to disclosure of: (i) personal and corporate relationships and age of directors and officers; (ii) material legal proceedings involving the Company, affiliates of the Company, and directors, officers promoters and control persons; (iii) the identity of principal shareholders and certain significant employees; (iv) related party transactions; (v) audit fees and change of auditors; (vi) voting policies and procedures; (vii) executive compensation; and (viii) composition of the compensation committee. In addition, due to the Company’s status as a foreign private issuer, the officers, directors and principal shareholders of the Company are exempt from the short-swing insider disclosure and profit recovery provisions of Section 16 of the Exchange Act. Therefore, these officers, directors and principal shareholders are exempt from short-swing profits which apply to insiders of U.S. issuers. The foregoing exemption results in shareholders having less data in this regard than is available with respect to U.S. issuers.

If the Company is characterized as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences.

As more fully described below in ITEM 10.E. “Taxation” — United States Federal Income Tax Considerations — Passive Foreign Investment Company Status”, if for any taxable year our passive income, or the value of our assets that produce (or are held for the production of) passive income, exceed specified levels, we may be characterized as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences to our U.S. shareholders, including gain on the disposition of our common shares being treated as ordinary income and any resulting U.S. federal income tax being increased by an interest charge. Rules similar to those applicable to dispositions generally will apply to certain “excess distributions” in respect of our common shares.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

The legal and commercial name of the Company is POET Technologies Inc. The Company was originally incorporated under the British Columbia Company Act on February 9, 1972 as Tandem Resources Ltd. On November 14, 1985, Tandem Resources Ltd. amalgamated with Stanmar Resources Ltd. and Keezic Resources Ltd., to continue as one company under the name Tandem Resources Ltd. under the British Columbia Company Act. By Articles of Continuance dated January 3, 1997, Tandem Resources Ltd. was continued under the OBCA. By Articles of Amendment dated September 26, 2006, Tandem Resources Ltd. changed its name to OPEL International Inc. By Certificate of Continuance dated January 30, 2007, OPEL International Inc. was continued under the New Brunswick Business Corporations Act. By Articles of Continuance dated November 30, 2010, OPEL International Inc. was continued under the OBCA and changed its name to OPEL Solar International Inc. By Articles of Amendment dated August 25, 2011, OPEL Solar International Inc. changed its name to OPEL Technologies Inc. By Articles of Amendment dated July 23, 2013, OPEL Technologies Inc. changed its name to POET Technologies Inc.

The Company has two U.S. subsidiaries, OPEL Solar Inc. (“OPEL Solar”) and ODIS Inc. (“ODIS”). ODIS is wholly-owned subsidiary of OPEL Solar, which in turn is wholly owned by the Company.

Through our subsidiary ODIS, we develop the technology to produce a monolithic, integrated opto electronic microchip having several potential major market applications: infrared sensor arrays for Homeland Security monitoring and imaging along with the unique combination of optical lasers, and electronic control circuits on the same microchip for potential applications in various military programs and potentially telecom for Fiber-to-the-home. ODIS’ technology also provides the opportunity for higher speed computing capabilities.

Capital Expenditures

Our capital expenditures for the last three years, which principally consist of purchases of research and development equipment and instrumentation and patents are as follows:

Period	Capital Expenditure	Purpose
Fiscal 2015	$374,200	Instruments, equipment and patents
Fiscal 2014	$527,068	Instruments, equipment and patents
Fiscal 2013	$1,000,783	Instruments, equipment and patents

The Company’s registered office is located at Suite 501, 121 Richmond Street West, Toronto, Ontario, Canada M5H 2K1 and its phone number is (416) 368-9411. The Company’s operations office is located at 2550 Zanker Road, San Jose, CA, 95131.

B.	Business Overview

Corporate Overview

The Company has developed a unique, proprietary process that addresses the deficiencies of size, integration, power and cost efficiency associated with current opto-electronic semiconductor manufacturing technologies. The novel process can be accommodated in existing compound semiconductor fabs with minimum re-tooling, thus potentially reducing capital expenditures required to adopt POET’s process technologies.

The Company currently has a number of issued patents and patents pending related to the semiconductor Planar Opto-Electronic Technology (“POET”). The Company’s focus is on the design of III-V semiconductor devices, processes, and products currently for data communication applications in the consumer, data center and high performance computing segments. The POET platform also enables applications in adjacent segments in military, industrial and mobility.

The Company is positioned as an opto-electronic product and IP Company, with an aim to leverage existing and potential relationships in establishing a POET design and manufacturing value chain, and in commercializing POET IP.

The POET platform allows the simultaneous fabrication of electronic and optical devices on a single integrated circuit, an achievement that has not been accomplished using the silicon-based technologies currently dominating the market. Key benefits of the ability to integrate electronic and optical devices are anticipated to include: (i) faster semiconductor device speeds; (ii) increased device output power; (iii) decreased need for device cooling; (iv) greater reliability; and (v) total system cost reductions. With POET’s materials system incorporating periodic table element groups III, IV and V (“Group III-V”), we expect that active optical elements and high- performance electronic elements can be packed in a single integrated circuit built around a GaAs wafer.

POET is being developed to be differentiated from competing semiconductor processes such as silicon, GaAs, or indium phosphide, however, by its more comprehensive set of functional capabilities and its ability to integrate them. Existing processes require the use of multiple chips, circuit boards or sub-systems being linked together by either physical snap connections or multiple cable connections that:

(i)	produce the potential for multiple points of failure,
(ii)	require more space, increasing the physical end product size and
(iii)	require greater amounts of power with the attendant production of excess heat, thus demanding additional space for cooling and ventilation,

Unlike these processes, we anticipate that POET will be able to integrate lasers, modulators, photoreceivers and passive optics as well as high-speed, low-power electronics on one monolithically-fabricated die. This would allow POET ICs, when fully developed, to demonstrate a lower cost structure, increased power savings and increased reliability.

The fabrication of integrated circuits made of GaAs, however, is a more highly complex and precise process. Compared to the manufacturing of silicon integrated circuits, GaAs technology is less mature and more difficult to design and manufacture within specifications in large volume. In addition, the more brittle nature of GaAs wafers can result in lower manufacturing yields than with silicon wafers. During manufacturing, each wafer is processed to contain numerous integrated circuits, which may also result in lower manufacturing yields.

Adopters of our POET technology in the market will face difficulties in adapting to the larger semiconductor wafer sizes required for volume production of devices. Although GaAs has many advantages over silicon and the integration resulting from our POET technology is expected to provide advantages over the current, silicon-based, multi-circuit semiconductor model, device manufacturers may need to reconfigure how they embed semiconductors using our POET technology in their products. This could delay semiconductor manufacturers in adopting and deter adoption of the POET technology.

The Company has patents issued and patents pending for its semiconductor POET platform, which is currently being developed through ODIS. The Company has licensed the intellectual property portfolio, developed by our Founder and Chief Scientist, Dr. Geoff Taylor, at UCONN. We believe that our patent and trade secret protection on POET, together with ODIS’s specific design knowledge using POET elements, will provided us with a large, defensible barrier to outside competition.

We expect to incur additional losses and require additional financial resources to complete development. The continuation of the Company’s research and development activities and the commercialization of its products are dependent upon the Company’s ability to successfully complete its research programs, protect its intellectual property and finance its cash requirements on an ongoing basis. It is not possible to predict the outcome of future research and development activities or the financing thereof.

Research and Development Activities

The Company is conducting research and development related to expansion of the POET platform by adding processes to the POET IP portfolio. It is also engaged in developmental work related to existing POET processes for data communications applications in potential consumer, data center, high performance computing, industrial, military and mobility segments. The Company continues to develop gallium arsenide-based processes having several potential market applications, including: (i) infrared sensor arrays for defense as well as domestic monitoring and imaging applications, (ii) the unique combination of analog, mixed-signal, digital and optical functions on the same chip for potential use in high volume short reach and very short reach data communication transceivers and (iii) exploring the use of POET’s unique VCSEL technology as smart pixels for application in display applications for Augmented Reality. The Company believes that the POET process has the potential to fundamentally alter the landscape of optical data communications for a broad range of applications by offering unique integrated optical and electronic components with dramatically lower solutions cost together with increased density, reliability and lower power consumption through integration.

The Company:

1.	Has successfully produced numerous distinct devices using the POET process, including on-chip, continuous-wave lasers and switching lasers with the potential for eliminating chip-to-chip metallic interconnects, complementary hetero-structure field effect transistors (HFETs), optical thyristors, and resonant cavity detectors.

2.	Continues to establish Process Design Kits (“PDKs”) with an initial focus on the components essential for the design of monolithically integrated VCSEL based optical transceivers. PDKs comprise a library of design rules and parameters for the POET technology that can eventually enable POET and its partners to implement the POET fabrication process into their preferred products.

3.	Is utilizing Synopsys’ and Coventor’s tools and services to help develop PDKs. PDKs will initially be used by POET and its 3rd party chip developers to create integrated opto-electronic transceiver product prototypes.

4.	Is continuing to consider foundry relationships with commercial pure-play 6” foundry suppliers. In 2015, the Company signed a VCSEL Manufacturing Process Transfer agreement with Anadigics (ANAD) for early prototyping and initial development and a Manufacturing Services agreement with Wavetek (WTK) for long term manufacturing. Wavetek, which is a wholly owned subsidiary of United Microelectronics Corporation (UMC), is a pure-play semiconductor foundry based in Taiwan. In addition, the Company has signed an epitaxial wafer supply agreement with Epiworks, which is a leading provider of MOCVD wafers to the electronics and optical industry. These relationships are helping to accelerate the “Lab-to-Fab” transition of the POET technology to a 6" wafer scale. These engagements will provide the baseline process flow in a manufacturing environment and enable the demonstration of product prototypes. As Anadigics became a takeover target towards the end of the year, the Company decided to de-emphasize its engagement with Anadigics as of the end of 2015 to avoid any potential operational uncertainties. The Company has placed its focus and priority on developing our technology with Wavetek. The realignment of all foundry activities may result in some minor delays in the Company's Q1 2017 milestones tied to device demonstration. The Company is working closely with Wavetek to recover the schedules and complete the necessary device demonstrations on time.

Industry Outlook

Social networking, cloud computing and growth in mobile computing are driving a continuous need for improvements in bandwidth and data handling capacity. This has driven and continues to drive a significant growth in data centers. Cloud data center traffic compound annual growth has been over 25%[1] compound annual growth rate (“CAGR “) and is expected to continue to grow at this rate for the next few years.

Power consumption in data centers has now become a significant issue, thus creating a need to proliferate low power computing and communications technology in data centers – to enable the conversion of power-hungry copper based communication links to fiber optics.

POET is applicable to a large portion of the opto-electronic semiconductor market as it represents an integrated comprehensive solution to increasing the performance potential of semiconductors in an economical and functional manner. The technology is particularly capable of addressing the power challenges currently faced in Data Centers. POET’s innovation potentially enables devices to manage more data at the performance of optical devices but at near the cost points of copper-based solutions. Based on the Company’s interactions with potential customers, we believe that POET may provide significant value in applications where it addresses the need for lower power consumption, solution size, and cost efficiency.

Data centers today are enduring an excruciating pain point in terms of power. Energy management costs for US data centers alone had approached US$9 billion in 2013 according to the National Resources Defense Council and are forecast to rise to $13.7 Billion by 2020. Each watt of heat that does not have to be rejected from the rack could be worth savings in outright direct energy but also in indirect energy related to cooling costs. A single copper direct attach cable consumes about 3W of power per end. Let’s take a single mega datacenter with between 10,000-100,000 servers and a rough estimate of potentially 100,000 copper links. If you can save 5W of power per copper link used in this one Data Center, this can easily translate into 0.5 million Watts of saved energy translating into significant savings in operating expenses for a single mega data center. We believe data communications, is primed for an integrated opto-electronic device and process platform that can enable low power, minimized size and component cost. This is the opportunity that POET is targeting to address, with its patented process that integrates digital, high-speed analog and optical devices on the same chip. We believe that the process can enable managing data at the speed of light and the cost of copper.

The POET platform may provide the following advantages to the data center industry:

•	Up to 10X power savings improvements over existing copper technologies (especially for high speed data communication links)
•	Up to 5X cost improvement over existing optical component solutions
•	Performance and power of optical solutions at price points competitive to that of copper solutions, thus potentially accelerating a transition to optical communications from cumbersome copper links
•	Flexible and integrated solutions that can be applied to virtually any applications that command an optical input and output for high bandwidth, including chip-to-chip communications, on-board optics and on-chip optical communications

The Company’s strategy is to complete development of its VCSEL based integrated optical platform and monetize this technology with a mix of product and licensing revenue, while continuing research towards the expansion of its IP portfolio.

The disruptive potential of POET’s technology was first recognized within the military community, and this recognition has remained strong. Applications in this market include infra-red sensor arrays and high frequency RF monolithic microwave integrated circuits.

POET is currently under development and has not yet been utilized in production environments, and there are no assurances that our development and marketing efforts will ever result in POET being utilized by any manufacturer or otherwise commercialized.

Military

POET’s platform for opto-electronic integration is designed to exploit the opto-electronic and electronic behaviors of GaAs semiconductor material. One of the benefits of this material, from a space electronics perspective, is that GaAs is significantly less susceptible to x-ray and gamma-ray total integrated dose radiation. GaAs has been a long-standing choice for high-frequency devices and circuits, though GaAs digital devices do not provide the performance that metal oxide semiconductor field effect transistor devices provide.

Important to military applications are the electronic devices that can be integrated into the POET design architecture, including both complementary heterostructure field effect transistors and complementary HBTs. These transistors will enable both analog and digital functions in POET hybrid opto-electronic devices. The technology also provides a number of key, integrable opto-electronic devices: resonant vertical cavity lasers, detectors, amplifiers and modulators for out-of-plane operation. In addition, POET innovation enables in-plane waveguide and traveling wave operation for lasers, detectors, modulators, amplifiers and directional coupler switches.

Important to the military is POET’s potential to integrate digital, radio frequency and optical technologies in a single device, which is designed to satisfy the documented high-performance capability needs for multiple space systems of all military departments and agency technology areas.

POET’s architecture, which incorporates a dense mix of active optical elements and optical waveguides together with logic and mixed signal elements, is designed to enable a wide variety of space-system components. These components, when developed, could be combined to enable a number of applications including high speed transceivers for laser communications, radio frequency transceivers, radio frequency and optical phased arrays, opto-electronic interconnects, analog-to-digital and digital-to-analog converters, uncooled visible, mid-wavelength infrared and long-wave infrared imagers, optical memory, opto-electronic and radio frequency apertures, ultra- wide-band sources and receivers, low-light-level sensors, single photon counters and optical correlators.

POET could have the ability to offer a low-cost monolithic solution to multi-spectral imaging. The compact array could provide:

(i) detection, readout and analog-to-digital conversion on a single chip; (ii) a common axis for ultraviolet, visible and infrared imaging;

(iii) wavelength scanning; and (iv) 300K operation with no cooling required. The Space Foundation has indicated that this technology

______________________

1 Source: Cisco Global Cloud Index 2014

satisfies Space Situational Awareness (“SSA”) sensor requirements by providing required capability with significantly reduced size, weight and power. In addition, the Air Force Communications Command and Control Division (“C3”) Tech Area Plan identifies mid- and long-term space communication and C3 technology challenges that can be addressed by the photonic applications that POET technology is potentially able to provide.

Marketing Plan

Military Segment

Our initial fundamental business strategy is to continue our directed focus on the military market through licensing arrangements and by pursuing projects which meet the POET platform product design goals of the transition process, which may lead to the subsequent volume production and license revenue generation. Our intent is also to foster prime contractor involvement that will lead to either a licensing or other form of partnership relationship based on long term demand for the POET platform, and to develop that demand into a potential partner’s strategic plans for meeting government requirements. Training, supporting and energizing prime contractor sales teams will be a key ingredient to POET’s success in generating military and agency revenue.

Commercial Segment

Our commercial sales and marketing activity will be based on direct contact with target corporations by senior management or industry consultants hired by the Company. Such contact will focus on developing successful relationships within the product areas. We believe that relationship leveraging is required to first gain entrance and then acceptance of a new company with new technology. Marketing and product development activity is expected to continue throughout the POET development and transition process in order to anticipate and adapt commercially directed devices, as well as commercial applications discovered going forward, during the development phase, thus offering well-designed, well-supported, market-focused products capitalizing on the potential advantages of POET.

The release of test or prototype devices to both market segments for testing and acceptance of the POET process is important to the Company’s marketing plan. The availability of prototypes will be necessary to solicit early design wins with the potential to lead to volume production at such time as the Company can commence the POET transition.

The Company believes that the most expedient way to scale its sales efforts in both the military and commercial market segments will be to work with and through the marketing, sales and engineering teams of those firms who are respected, proven product and solution providers, already holding a significant market share within their industry.

Competition

The Company’s competitive environment encompasses current state of the art semiconductor device fabrication technologies, principally silicon photonics and Indium Phosphide technology, which have been the primary technology for developing and manufacturing integrated opto-electronic circuits utilized in the photonics markets. The Company believes that novel technological developments proprietary to it implemented on GaAs substrates provide advantages with respect to power utilization, speed and device size compared to silicon photonics technology, enabling it to provide optical communications capabilities to silicon chips which are approaching physical barriers to increasing speed and energy efficiency. Any success for POET adoption will require substantial education and marketing efforts by the Company. In addition, the incremental cost of utilizing GaAs substrates, the variations in processing steps and the limitations on wafer size and of wafer fragility will serve as hurdles to POET adoption. Adopters of our POET technology in the market will face difficulties in adapting to the larger semiconductor wafer sizes required for volume production of devices.

However, POET has the potential advantages of being, in some cases, (i) easier to implement in a manufacturing environment, (ii) more energy efficient, and (iii) more flexible in its potential applications. Consequently, we believe that if we are able to develop and commercialize POET, our technology should be able to compete effectively with other current technologies. As the semiconductor market is large and subject to rapid technological development, other technologies or improvements to existing technologies may emerge that could surpass the Company’s expectations for POET, in which case the Company would suffer competitive harm.

Some of our potential competitors have longer operating histories, significantly greater resources and name recognition and a larger base of customers. As a result, these competitors may have greater credibility with our potential customers. They also may be able to adopt more aggressive pricing policies and devote greater resources to the development, promotion and licensing of their technologies than we would be able to. In addition, some of our potential competitors have likely already established licensing or joint development relationships with the decision makers at our potential customers. In addition, many we perceive as potential customers have the capabilities to develop technology competitive to ours internally. These competitors may be able to leverage their existing relationships to discourage their customers from licensing or otherwise utilizing our technology. These competitors may elect not to support our technology which could complicate and impede our sales efforts. These and other competitive pressures may prevent us from competing successfully against current or future competitors, and may materially harm our business.

Our target markets are intensely competitive and characterized by rapid technological change. We cannot assure you that we will have the financial resources, technical expertise or marketing or support capabilities to compete successfully in the future. Competition is based on a variety of factors including price, performance, features, software availability, marketing, customer support, name recognition and financial strength. Further, given our contemplated reliance on semiconductor manufacturers, our competitive position is dependent on their competitive position. In addition, semiconductor manufacturers are not expected to license our architecture exclusively, and several of them also design, develop, manufacture and market semiconductor devices based on their own architectures or on other non-POET technologies.

C.	Organizational Structure

The Company currently has two subsidiaries with the following corporate structure:

______________________

(1)	There are 28,374,000 Class A Common Shares of OPEL Solar, Inc. issued and outstanding, all of which are held by the Company. There are no other outstanding securities of OPEL Solar, Inc. other than the Class A Common Shares.
(2)	There are 5 Common Shares of ODIS Inc. issued and outstanding, held by OPEL Solar, Inc.

D.	Property, Plants and Equipment

The Company’s head Canadian office is located in a 1,400-sq. ft. leased office space in Toronto, Ontario, Canada. The Company has its operations office in a leased 9,043sq. ft. space in San Jose, California.

The Company believes that its existing facilities are adequate to meet its needs for the foreseeable future.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with the audited consolidated financial statements of the Company for the years ended December 31, 2015, 2014 and 2013 and the accompanying notes thereto included elsewhere in this Annual Report. This discussion contains forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those anticipated by forward-looking information due to factors discussed under “ITEM 3.D. Risk Factors” and “ITEM 4.B. Business Overview.”

A.	Operating Results

Factors Affecting Our Results of Operations

The Company is a research and development company that does not have any revenue sources. We are developing a technological process that demands significant investments of cash and other resources. The Company has not earned a profit since its inception. Due to the current stage of the process development, the Company’s most significant expenses are subcontract fees and human resources related, either directly as wages and benefits or through the valuation of stock options granted to employees as part of their compensation.

Taxation

See ITEM 10.E. “Taxation.”

Critical Accounting Policies and Estimates

The Company prepares its audited consolidated financial statements in accordance with IFRS as issued by the IASB. The preparation of financial statements in accordance with IFRS requires the use of certain critical accounting assumptions and estimates. These assumptions are limited by the availability of reliable comparable data and the uncertainty of predictions concerning future events. It also requires management to exercise judgment in applying the Company’s accounting policies. The Company believes that the estimates and assumptions upon which it relies are reasonable based upon information available at the time that these estimates and assumptions are made. Actual results could differ from these estimates. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed below.

Basis of presentation

These consolidated financial statements include the accounts of POET Technologies Inc. and its subsidiaries. All intercompany balances and transactions have been eliminated on consolidation.

Foreign currency translation

These consolidated financial statements are presented in U.S. dollars (“USD”), which is the Company’s presentation currency.

Items included in the financial statements of each of the Company’s subsidiaries are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities not denominated in the functional currency of an entity are recognized in the statement of operations and deficit.

Assets and liabilities of entities with functional currencies other than U.S. dollars are translated into the presentation currency at the year-end rates of exchange, and the results of their operations are translated at average rates of exchange for the year. The resulting translation adjustments are included in accumulated other comprehensive loss in shareholders’ equity. Additionally, foreign exchange gains and losses related to certain intercompany loans that are permanent in nature are included in accumulated other comprehensive loss.

Financial Instruments

Financial instruments are required to be classified as one of the following: held-to-maturity; loans and receivables, fair value through profit or loss; available-for-sale or other financial liabilities.

The Company’s financial instruments include cash and cash equivalents, accounts payable and accrued liabilities. The Company designated its cash as fair value through profit or loss and its accounts payable and accrued liabilities as other financial liabilities.

Fair value through profit or loss financial assets are measured at fair value with gains and losses recognized in operations. Financial assets, loans and receivables and other financial liabilities are measured at amortized cost. Available-for-sale financial assets are measured at fair value with unrealized gains and losses recognized in other comprehensive loss.

Fair value of a financial instrument is the amount of consideration that would be agreed upon in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act. The fair value of a financial instrument on initial recognition is the transaction price, which is the fair value of the consideration given or received. Subsequent to initial recognition, the fair value of a financial instrument that is quoted in active markets is based on the bid price for a financial asset held and the offer price for a financial liability. When an independent price is not available, fair value is determined by using a valuation methodology which refers to observable market data. Such a valuation technique includes comparisons with a similar financial instrument where an observable market price exists, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants. If no reliable estimate can be made, the Company measures the financial instrument at cost less impairment as a last resort.

Property and equipment

Property and equipment are recorded at cost. Depreciation is calculated based on the estimated useful life of the asset using the following method and useful lives:

Machinery and equipment	Straight Line, 5 years
Leasehold improvements	Straight Line, 5 years or life of the lease, whichever is less
Office equipment	Straight Line, 5 years

Patents and licenses

Patents and licenses are recorded at cost and amortized on a straight line basis over 12 years. Ongoing maintenance costs are expensed as incurred.

Impairment of long-lived assets

The Company’s tangible and intangible assets are reviewed for indications of impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. An assessment is made at each reporting date whether there is any indication that an asset may be impaired.

An impairment loss is recognized when the carrying amount of an asset exceeds its recoverable amount. Impairment losses are recognized in profit and loss for the year. The recoverable amount is the greater of the asset’s fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit ("CGU") to which the asset belongs.

An impairment loss is reversed if there is an indication that there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. The Company did not record an impairment loss in 2015, 2014 or 2013.

Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, deferred income taxes are provided on differences between the financial reporting and income tax bases of assets and liabilities and on income tax losses available to be carried forward to future years for tax purposes. Deferred income taxes are measured using the substantively enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. Valuation allowances are provided to reduce deferred income tax assets to the amount expected to be realized.

Other income - Government Grants

Government grants received exclusively from the Department of Defense of the United States of America and NASA, relating to research and development, are recognized as other income, net, based on the agreed upon milestones of the projects. Other income earned on government grants in 2015 was nil (2014 - $169,832, 2013 - $342,874).

Interest income

Interest income on cash and cash equivalents classified as fair value through profit or loss is recognized as earned using the effective interest method.

Research and development costs

Research costs are expensed in the year incurred. Development costs are also expensed in the year incurred unless the Company believes a development project meets IFRS criteria as set out in IAS 38, Intangible Assets, for deferral and amortization. IAS 38 requires all research costs be charged to expense while development costs are capitalised only after technical and commercial feasibility of the asset for sale or use have been established. This means that the entity must intend and be able to complete the intangible asset and either use it or sell it and be able to demonstrate how the asset will generate future economic benefits. The Company has not met the criteria set out in IAS 38, therefore no deferral has been recognized.

Stock-based compensation

Stock options and warrants awarded to non-employees are accounted for using the fair value of the instrument awarded or service provided whichever is considered more reliable. Stock options and warrants awarded to employees are accounted for using the fair value method. The fair value of such stock options and warrants granted is recognized as an expense on a proportionate basis consistent with the vesting features of each tranche of the grant. The fair value is calculated using the Black-Scholes option pricing model with assumptions applicable at the date of grant.

Loss per share

Basic loss per share is calculated by dividing net loss by the weighted average number of common shares outstanding during the year. Diluted loss per share is calculated by dividing net loss by the weighted average number of common shares outstanding during the year after giving effect to potentially dilutive financial instruments. The dilutive effect of stock options and warrants is determined using the treasury stock method.

The following new accounting policy was adopted on January 1, 2015:

Financial Instruments

IFRS 9, Financial Instruments, will replace IAS 39, Financial Instruments: Recognition and Measurement. The new standard requires entities to classify financial assets as being measured either at amortized cost or fair value depending on the business model and contractual cash flow characteristics of the asset. For financial liabilities, IFRS 9 requires an entity choosing to measure a liability at fair value to present the portion of the change in its fair value due to change in the entity’s own credit risk in the other comprehensive income rather than in the statement of profit or loss. The new standard applies to annual years beginning on or after January 1, 2015. The adoption of this policy did not impact the Company’s consolidated financial statements.

The Company has considered all other recently issued accounting pronouncements and does not believe the adopting of such pronouncements will have a material impact on its consolidated financial statements.

Selected Annual Data

The selected financial data of the Company for the years ended December 31, 2015, 2014 and 2013 was derived from the audited annual consolidated financial statements of the Company, which have been audited by Marcum LLP, independent registered public accounting firm, as described in their report which is included in this Annual Report.

The information contained in the selected financial data for the 2015, 2014 and 2013 years is qualified in its entirety by reference to the Company’s consolidated financial statements and related notes included under the heading ITEM 17. “Financial Statements” and should be read in conjunction with such financial statements and with the information appearing under the heading ITEM 5 “Operating and Financial Review and Prospects”. Except where otherwise indicated, all amounts are presented in accordance with IFRS as issued by IASB.

The following table relates to the operating results of the Company.

Consolidated Statements of Operations Under International Financial Reporting Standards

(US$)

	Years Ended December 31,
	2015	2014	2013
Costs and expenses
General and administration	$8,614,109	$9,677,705	$6,284,288
Research and development	3,532,492	2,277,927	1,925,974
Investment income, including interest	(76,431)	-	(18,371)
Loss before the following	12,070,170	11,955,632	8,191,891
Other income	-	169,832	342,874
Net loss	(12,070,170)	(11,785,800)	(7,849,017)
Deficit, beginning of year	(78,780,502)	(66,994,702)	(59,145,685)
Net loss	(12,070,170)	(11,785,800)	(7,849,017)
Deficit, end of year	$(90,850,672)	$(78,780,502)	$(66,994,702)
Basic and diluted loss per share	$(0.07)	$(0.08)	$(0.06)

The selected annual information for 2015, 2014 and 2013 can be further analyzed as follows:

	2015	2014	2013
Research and development expenses can be analyzed as follows:
Wages and benefits	$1,241,054	$899,758	$692,105
Subcontract fees	1,560,819	582,943	558,073
Stock-based compensation	552,416	641,176	565,246
Supplies	178,203	154,050	110,550
	$3,532,492	$2,277,927	$1,925,974
General and administrative costs can be analyzed as follows:
Stock-based compensation	$4,265,704	$3,974,821	$3,455,907
General expenses	1,012,340	662,672	558,560
Professional fees	812,115	907,794	632,159
Wages and benefits	1,306,051	1,700,600	831,950
Management and consulting fees	665,771	595,667	581,203
Rent	232,265	159,298	150,974
Depreciation and amortization	319,863	236,955	73,535
Shares issued as reduction of license fee	-	1,439,898	-
	$8,614,109	$9,677,705	$6,284,288

Year Ended December 31, 2015 compared to Year Ended December 31, 2014

Costs and Expenses

During the year ended December 31, 2015, the Company recorded a loss of $12,070,170 compared to a loss of $11,785,800 for the year ended December 31, 2014. Changes in major expense categories are discussed below:

SBIR Grant Income

The Company had $169,832 in SBIR grant income for the year ended December 31, 2014. During 2014 the Company decided to eliminate its use of SBIR grants in order to focus all of its resources on developing and monetizing the POET technology. The Company had no SBIR grant income for the year ended December 31, 2015.

Research and Development (“R&D”).

Non-cash stock-based compensation of $552,416 (2014 - $641,176) has been excluded from the analysis of R&D and is included with the analysis of non-cash stock-based compensation below.

During the year ended December 31, 2015, $2,980,076 was spent on R&D, of this amount, $1,560,819 was spent on subcontract services as compared to $582,943 in fiscal 2014. The subcontract fees related to work done with the Company’s VCSEL technology, epitaxy substrates and technical design kits. This development process required the use of third party consultants to both test and prove the concepts. During the year ended December 31, 2015, the Company expanded on its development roadmap which included additional proof of concept tests conducted by the Company’s then primary R&D consultant, Anadigics, Inc. The Company also engaged other R&D services providers such as Epiworks Inc., Intelligent Epitaxy Technology and Wavetek to expand the technology development. The Company has transitioned to an outsourcing model to expedite the development process. This transition is part of the Company’s ultimate objective of working with a “pure-play” foundry offering a wide range of dedicated, flexible and competitive foundry services. Additionally, in early 2015, the Company had expanded the capacity of the work being undertaken by BAE but stopped this activity in the second half of 2015 with a transition to Anadigics. BAE was the Company’s primary subcontractor in 2014, most of the subcontract fees for that year were spent on services provided by BAE.

R&D wages during the year ended December 31, 2015 increased by 38% or $341,296 over 2014. The increase in wages relate to the addition of a CTO and Program Manager along with additional over-time hours. These new employees were not with the Company in 2014. In addition, improper installation of equipment which was purchased in 2014 contributed to the team working significant over time hours to identify the cause of poor test results generated by this piece of equipment. The issues relating to the faulty installation were rectified in the first quarter of 2015. The increase is consistent with the Company’s 2015 budget.

Management and Consulting Fees

Management and consulting fees increased for the year ended December 31, 2015 by $70,104 over 2014. The increase was mainly due to the compensation of the Executive Co-Chairman who joined the Company in July 2014. The Company had some reduction in consulting fees due to discontinuing services that the Company felt were not adding material value.

General expenses and rent

General expenses increased by $349,668 for the year ended December 31, 2015 over 2014. The increase is primarily due to increased investor relations, travel and promotion, which collectively increased by $255,000. The Company implemented a promotion program for POET which included advertisements on Bloomberg TV and the Fox News Network. The Company also had its annual general meeting in Silicon Valley which resulted in increased logistics costs. Multiple Asian trips in securing new opportunities with potential service providers and partners increased the travel costs during the year over 2014.

Additionally, maintenance and repair costs, included in general and administrative, increased by $25,000 for the year ended December 31, 2015 over 2014. These costs resulted primarily from the improper installation of new equipment by a third party. The Company consulted with specialists in the field to assist with correcting the issues related to the faulty installation. The issues relating to the faulty installation were rectified in the first quarter of 2015. The Company also spent $17,000 on specialized software that was required to operate the equipment along with optimizing the optical elements of the POET process.

Rent expense increased by approximately $73,000 over 2014 due to the addition of the Company’s new location in Silicon Valley.

Wages and Benefits

Wages and benefits decreased by $394,549 from 2014 to 2015 as a result of the cessation of employment of the former president in September 2014 and the non-repetition of 2014 performance bonuses of $337,000 paid to the former interim CEO and former COO. The compensation to the former president included a one-time debt settlement of $100,000 which was settled in February 2014. Wages and benefits will, however, increase over the short-term with the addition of the new CEO and COO, and the transition of responsibilities between the CEO and former interim CEO. While the Company experienced decreases relating to bonuses paid to the former interim CEO and wages payable to the former president, there was a partial offsetting due to the addition of the new COO and CEO salaries.

Professional Fees

Professional fees decreased by 11% from $907,794 in 2014 to $812,115 in 2015. Professional services in 2015 were primarily on routine operational matters as compared to 2014 when the Company incurred additional fees for the updated Pellegrino valuation report previously commissioned by it. Additionally, increased fees were incurred in 2014 for submitting a registration statement on Form 20-F in connection with the registration of its common stock under the U.S. Securities Exchange Act of 1934.

Non-Cash Stock-based Compensation

Non-cash stock-based compensation increased by $202,123 from $4,615,997 in 2014 to $4,818,120 in 2015. The Company granted 11,655,000 stock options during the year ended December 31, 2015 as compared to 6,155,000 in 2014. The number of options granted for the year ended December 31, 2015 was unusually high due to the recruitment of two new senior executive officers. The valuation of stock options is driven by a number of factors including the quantity of options granted, the strike price and the volatility of the Company’s stock. The stock option expense is dependent on the timing of the stock option grant and the amortization of the options as they vest.

The stock options vest in accordance with the policies determined by the Board of Directors from time to time consistent with the provisions of the 2015 Plan which grants discretion to the Board of Directors.

Shares issued for the reduction of license fee

For the year ended December 31, 2014, the Company had a one-time non-cash issuance of 2,000,000 common shares to the University of Connecticut valued at $1,439,898 for the reduction of certain royalty rights in exchange for an investment in the Company. The parties agreed to restructure the payment provisions of the License Agreement by reducing royalty payments to three percent (3%) of amounts received from unaffiliated third parties in respect of the exploitation of the Intellectual Property defined in the License Agreement, in consideration for 2,000,000 common shares of the Company. The Company did not have a similar expense for the year ended December 31, 2015.

Exchange Rate Risk

The Company is exposed to foreign currency risk with the Canadian dollar. The Company maintains bank accounts and cash reserves in both currencies with the majority of reserves currently in Canadian dollars which has exposure to currency fluctuations. Most of the company’s operations are transacted in US dollars. A 10% change in the Canadian dollar would increase or decrease other comprehensive loss by $1,135,639.

Year Ended December 31, 2014 compared to Year Ended December 31, 2013

The loss for the year ended December 31, 2014 increased by $3,936,783 from $7,849,017 for the year ended December 31, 2013 to $11,785,800 for the year ended December 31, 2014. The increased loss was a result of a few significant factors, the most significant of which was the one-time non-cash issuance of 2,000,000 common shares to the University of Connecticut valued at $1,439,898 for the reduction of certain royalty rights in exchange for an investment in the Company. The parties agreed to restructure the payment provisions of the License Agreement by reducing royalty payments to three percent (3%) of amounts received from unaffiliated third parties in respect of the exploitation of the Intellectual Property defined in the License Agreement, in consideration for 2,000,000 common shares of the Company.

Non-cash stock-based compensation increased by $594,844 from $4,021,153 for the year ended December 31, 2013 to $4,615,997 for the year ended December 31, 2014. Stock based compensation is calculated on the date of the stock option grant and is amortized and expensed in the year that the stock options vest. Criteria such as stock price at the grant date, and number of stock options granted will affect the value of the granted stock and in turn the stock option compensation as this amount is amortized at the stock option vest date. It is important to note that this non-cash expense is considered an integral part of the Company employing and maintaining highly qualified and competent personnel to reach its goals. For the purposes of clarity and simplicity, the Company reclassified any stock based compensation included in research and development costs to stock-based compensation.

The Company granted 6,155,000 stock options during the year in 2014 while 7,310,000 were granted in 2013.

The increase of $868,650 in wages and benefits is due to the addition of the COO, Stephane Gagnon ($172,000 in 2014 and $26,000 in 2013), severance package to the former CEO ($185,000 in 2014, and nil in 2013), bonuses ($475,000 in $2014 and $60,000 in 2013), and increase in director fees of $110,000 ($233,000 in 2014 and $123,000 in 2013). Having the “right people in the right places” is a key success driver of the Company. The Company is therefore committed to appropriate investments in human capital to ensure that the right people are in place to help the Company reach its strategic goals.

General expenses increased by $103,778 from $558,560 in 2013 to $662,668 in 2014. The increase was attributed to increased travel expenses, filing and regulatory fees and shareholder communications.

During the year, professional fees increased by almost 44% or $275,635 from $632,159 in 2013 to $907,794 in 2014. On January 24, 2014, the Company submitted a registration statement on Form 20-F in connection with the registration of its common stock under the U.S. Securities Exchange Act of 1934. In preparation for this filing, the Company incurred substantial legal and accounting fees. Additionally, the Company paid fees relating to the update of the Pellegrino valuation report previously commissioned by it. Legal fees for the Company continue to be a significant expense due to the regular contract reviews, patent reviews and legal costs associated with being a publicly traded Company. The Company also incurred $110,000 of recruitment fees related to the Company’s executive recruitment program.

Depreciation and amortization increased by $163,704. Depreciation and amortization was $73,535 in 2013 as compared to $237,239 in 2014. The Company added new equipment and patent registration throughout 2013 and 2014 totaling $1,528,000. The new equipment provides the Company with the opportunity to advance the POET process within the confines of its own lab and advance its timelines toward monetization. The current year is the first full year of depreciation for these new assets added in 2013 and partial depreciation for assets added in 2014.

Research and development increased by $276,023 from $1,360,728 in 2013 to $1,636,751 in 2014. The increase was primarily due to the increased wages and benefits of $207,653 resulting from the appointment of the new VP Product Development, currently the Company CTO, and annual wage increases. The CTO brings to the Company two distinct experiences: strategic product roadmap definition - addressing server and storage vertical markets; and broad integrated circuit development encompassing analog mixed signal through large digital application specific integrated circuits. The Company also added 2 new R&D employees to help support the R&D and monetizing efforts. Additionally, subcontract fees and R&D supplies increased by an aggregate $68,370. The increase in subcontract fees was primarily due to fees paid to a “3rd party foundry” for specialty work done in replicating the fabrication process and consulting towards shrinking the PET process .

The Company has completed all its projects under SBIR grants. As a result, SBIR grant income in 2014 was $169,832 as compared to $342,874 in 2013. During 2014 the Company decided to eliminate its use of SBIR grants in order to focus all of its resources on developing and monetizing the technology.

B.	Liquidity and Capital Resources

The Company had working capital of $14,045,498 on December 31, 2015 compared to $11,079,641 on December 31, 2014. The increase and maintenance of the higher working capital was due to the approximately $12.1 million dollars raised through the exercise of stock options and warrants during the year ended December 31, 2015.

The Company’s balance sheet as at December 31, 2015 reflects assets with a book value of $15,934,839 (2014 - $12,850,946) of which 91% (2014 - 89%) or $14,560,919 (2014 - $11,531,365) is current and consists primarily of cash totaling $14,409,996 (2014 - $11,287,864). The Company’s liquidity and unencumbered balance sheet will allow for investments in capital equipment and valuable human capital which are necessary to enable the Company to achieve its technical and operational milestones.

Between January 1, 2016 and February 22, 2016, the Company raised $1,965,327 from the exercise of 2,686,947 warrants and 628,000 stock options.

Based on current plans and cash utilization, we believe we have sufficient liquidity to support our operations and technological programs beyond the end of 2016, which include further development of the POET semiconductor process and increasing the POET intellectual property portfolio to enable us to exploit POET, through licenses and collaborative arrangements.

The Company has no debt obligations or related interest costs. The Company’s only credit facilities relate to corporate credit cards.

As of February 22, 2016, there were 1,116,051 warrants outstanding to purchase common shares at an average exercise price of CAD$0.23 expiring between June 22, 2016 and September 27, 2016. The Company anticipates that those warrants will be exercised subject to market conditions affecting the Company’s stock price. Should those warrants be exercised, there is a potential for an additional CAD$256,692 to be raised by the Company. It is important to note, that while the Company expects that warrants will be exercised, it is dependent on a number of factors that are outside of the Company’s control such as stock price and investor confidence, and no assurances can be given that any exercises will occur.

The Company is embarking on an aggressive plan of attempting to monetize POET while simultaneously improving shareholder value. The focus therefore is to remain sufficiently capitalized through lean operations.

Operating Activities

The Company’s board of directors approved the 2016 budget which continues to see commitments made to expanding and developing the POET technology platform.

The R&D process requires the use of third party consultants to both test and prove the concepts. The Company has expanded on its development roadmap which includes additional proof of concept tests conducted by the Company’s primary R&D consultant Wavetek. The Company also engaged other R&D services providers such as Epiworks Inc., and Intelligent Epitaxy Technology to expand the technology development. The Company has transitioned to an outsourcing model to expedite the development process. The transition to an outsourcing model will result in increased subcontract fees. This transition is part of the Company’s ultimate objective of working with a “pure-play” foundry offering a wide range of dedicated, flexible and competitive foundry services.

2016 operating activities will focus on:

•	The continued development and expansion of the IP patent portfolio, facilitating.
•	Facilitating the adoption of the POET process into opto-electronic products by providing ease of access to the platform with initiatives such as the development of the PDKs.
•	Continuing the lab-fab transition through ongoing evaluation of external partners for both the epi stack growth and commercial foundry fabrication

Investing Activities

The Company is currently not involved in any investing activity other than the purchase of property and equipment and the registration of new patents for use in the development of its POET technology. When investing, the Company has a strict investment policy which includes investing any surplus capital only in highly liquid, highly rated financial instruments.

Financing Activities

The Company will continue to seek additional funding, primarily by way of equity offerings, to carry out its business plan and to minimize risks of its operations. The market for equity financing for companies such as us is challenging, however, and there can be no assurance that additional funding by way of equity financing will be available, or if available, on terms acceptable to the Company. The failure of the Company to obtain additional funding on a timely basis may result in the Company reducing or delaying one or more of its planned research, development and marketing programs and reducing related personnel, any of which could impair the current and future value of the business. Any additional equity financing, if secured, may result in dilution to the existing shareholders at the time of such financing. The Company may also seek additional funding from other sources, such, technology licensing, and strategic alliances, which, if obtained, may reduce the Company’s interest in its projects or products. There can be no assurance, however, that any alternative sources of funding will be available.

Capital Expenditures

The Company has an approved capital budget of $360,000 for the 2016 fiscal year related to research and development equipment and patent registration. In 2015, $374,200 was spent on acquiring development equipment and new patents. $527,068 and $1,000,783 were spent on similar capital expenditures in 2014 and 2013, respectively

C.	Research and Development

The Company has developed a unique, proprietary process that addresses the deficiencies of size, integration, power and cost efficiency associated with current opto-electronic semiconductor manufacturing technologies. The novel process can be accommodated in existing semiconductor fabs with minimum re-tooling, thus potentially reducing capital expenditures required to adopt POET’s process technologies.

Internally generated research costs, including the costs of developing intellectual property and maintaining patents are expensed as incurred. Internal development costs are expensed as incurred unless such costs meet the criteria for deferral and amortization under IFRS, which to date has not occurred.

We incurred $3,532,492, $2,277,927 and $1,925,974 of research and development expenses in 2015, 2014 and 2013 respectively. Research and development expenditures in the semiconductor business include costs associated with salaries, material costs, license fees, consulting services and third-party contract manufacturing. The expenses in both years can be analyzed as follows:

	2015	2014	2013

Wages and benefits	$1,241,054	$899,758	$692,105
Subcontract fees	1,560,819	582,943	558,073
Stock-based compensation	552,416	641,176	565,246
Supplies	178,203	154,050	110,550
	$3,532,492	$2,277,927	$1,925,974

D.	Trend Information

Other than as may be disclosed elsewhere in this annual report and specifically in ITEM 4.B. “Business Overview,” we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, income from operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E.	Off-Balance Sheet Arrangements

The Company has no material off-balance sheet arrangements in place at this time.

F.	Tabular Disclosures of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2015:

POET Technologies Inc.

	Payments due by period (US$)
Contractual Obligations	Total	<1 year	1-3 years	3-5 years	>5 years

Operating Lease Obligations	$161,992	$133,612	$28.380	$-	$-

G.	Safe Harbor

See “Forward Looking Statements” on page 1 of this Annual Report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our Directors and Officers as of the date of this Annual Report.

Name	Positions	Age	Date First Elected or Appointed a Director or Officer
Peter Copetti	Executive Co-Chairman	51	June 8, 2012
Ajit Manocha (3)	Executive Co-Chairman and Director	64	July 7, 2014
Dr. Suresh Venkatesan	Chief Executive Officer and Director	49	June 11, 2015
Dr. Subhash Deshmukh	Chief Operating Officer	54	June 8, 2015
Kevin Barnes	Treasurer and Chief Financial Officer	44	December 1, 2012
Stephane Gagnon	Former Chief Operating Officer	43	November 14, 2013
Dr. Geoff Taylor	Founder and Chief Scientist	71	April 2, 2013
John F. O’Donnell(2)(3)	Corporate Governance and Nominating Committee Chair and Director	69	February 14, 2012
Chris Tsiofas (1)(2)(3)	Audit and Compensation Committee Chair and Director	487	August 21, 2012
Todd A. DeBonis (2)	Director	51	April 8, 2015
David E. Lazovsky (1)	Director	44	April 8, 2015
Mohandas Warrior (1)	Director	55	June 15, 2015

______________________

(1)	Member of Audit Committee
(2)	Member of Compensation Committee
(3)	Member of Corporate Governance and Nominating Committee

Mr. Peter Copetti has over 25 years of capital markets and management experience in key leadership roles. Since joining the company in 2012 he has been the chief architect and strategist leading the Company’s transformation in it’s Lab to Fab strategy, recently transitioning this role to the capable hands of Suresh Venkatesan, the company’s CEO, appointed in June 2015.     Historically, Mr. Copetti was personally responsible for the restructuring of both secured and unsecured debt, negotiated new equity infusion into the Company, and re-focused the Company on its original technical vision of monolithic opto-electronic integration, essentially creating today’s Company.

Mr. Ajit Manocha has over 35 years of experience in the semiconductor industry with deep knowledge of semiconductor technology and operations. He has worked in all aspects of the business including research, applied development, manufacturing, worldwide sales, to global supply chain and IT, and his most recent role has been as CEO of Global Foundries from June 2011 to January 2014. He has a wealth of experience by working in companies like AT&T, Bell Labs/Microelectronics, Philips Semiconductors (now known as NXP), Spansion, and Global Foundries. He has managed at various executive levels and successfully led very small organizations with fewer than 15 people to very large organizations with well over 25,000 people. He has also served on various boards as director and chairman. He is currently representing Global Foundries on the Semiconductor Industry Association Board and is also serving on the U.S. Presidential Committee for Advanced Manufacturing Partnership.

Dr. Deshmukh was VP Emerging Technologies and Products at Applied Materials Inc. He was also VP and General Manager of the Plasma products Business Unit as well as VP Business Development for Varian Semiconductor Equipment Associates Inc. Dr. Deshmukh holds a PhD in Chemical Sciences and has authored or co-authored over 55 technical articles. Dr. Deshmukh has been granted over 27 patents and has several patents pending.

Dr. Suresh Venkatesan as CEO. Dr. Venkatesan was most recently Senior Vice President, Technology Development at Global Foundries and was responsible for the company's Technology Research and Development. Dr. Venkatesan joined Global Foundries in 2009, where he led the development and ramp up of the 28nm node and was instrumental in the technology transfer and qualification of 14nm. In addition, he was responsible for the qualification and ramp up of multiple mainstream value added technology nodes.

Mr. Kevin Barnes has been serving as Chief Financial Officer since December of 2012 and previously served as Controller beginning in 2008. Mr. Barnes is a member of the Institute of the Certified Management Accountants of Australia and an Accredited Chartered Secretary. Mr. Barnes served as a Corporate Controller and Business Performance Manager for EC English, one of the world’s largest language training institutes between 2006 and 2014. Mr. Barnes also served as Chief Financial Officer of VVC Exploration Corporation, a minerals exploration company, since 2006. From 2000 to 2006, he was a reporting manager with Duguay and Ringler Corporate Services, which specializes in financial reporting for publicly traded companies.

Mr. John F. O’Donnell has a BA (Economics) and an LLB, has practiced law in the City of Toronto since 1973 and has been on the Board of Directors of the Company since February of 2012. He is currently counsel to Stikeman Keeley Spiegel Pasternack LLP. His practice is primarily in the field of corporate and securities law and, as such, he is and has been counsel to several publicly traded companies. Mr. O’Donnell is currently also Chairman of the Board of Montana Gold Mining Company Inc. (MGM: CSE).

Mr. Chris Tsiofas, CA, CPA, earned a Bachelor’s of Commerce Degree from the University of Toronto in 1991 and has been a member of the Institute of Chartered Accountants of Ontario since 1993. He has been on the Board of Directors since August of 2012. He is a partner with the Toronto Chartered Accountancy firm of Myers Tsiofas Norheim LLP, a position he has held since 1994.

Dr. Geoff Taylor is Chief Scientist at the Company and has led development of the POET platform since 2000, directing a focused team at the ODIS subsidiary of the Company. Dr. Taylor has a technical background made-up of 30 years of design and development experience in electronic and optical device physics, circuit design, opto-electronic technology, materials and applications. He is concurrently a Professor of Electrical Engineering and Photonics at the University of Connecticut, a position he has held since 1994, and is responsible for ODIS’ development efforts at the GaAs growth and fabrication facility. With over 150 papers in industry and scholarly respected journals, and dozens of patents, Dr. Taylor is widely regarded as a leading authority on GaAs solid-state physics, III-V opto-technology, as well as a pioneer in the development of monolithic integrated opto-electronic circuits. Dr. Taylor has a B.Sc from Queen’s University, and an M.A.Sc. and Ph.D. from the University of Toronto.

Todd A. DeBonis is a veteran semiconductor executive with over 27 years of expertise in sales, marketing and corporate development. For the last decade Mr. DeBonis was the Vice President of Global Sales and Strategic Development at TriQuint Semiconductor. Mr. DeBonis played an integral part in the recent merger of TriQuint with RFMD and subsequent creation of Qorvo, Inc. Mr. DeBonis previously held the position of Vice President, Worldwide Sales and Marketing at Centillium Communications. Mr. DeBonis also served as the Vice President, Worldwide Sales for Ishoni Networks and Vice President, Sales & Marketing for the Communications Division of Infineon Technologies North America. Mr. DeBonis has a B.S. degree in Electrical Engineering from the University of Nevada.

David E. Lazovsky is the founder of Intermolecular and served as the company’s President and Chief Executive Officer and as a member of the board of directors from September 2004 to October 2014. Mr. Lazovsky has an in-depth knowledge of the semiconductor industry, technology and markets. Prior to founding Intermolecular, Mr. Lazovsky held several senior management positions at Applied Materials (NASDAQ: AMAT). From 1996 through August 2004, Mr. Lazovsky held management positions in the Metal Deposition and Thin Films Product Business Group where he was responsible for managing more than $1 billion in Applied Materials’ semiconductor manufacturing equipment business. From 2003 until 2004, Mr. Lazovsky managed key strategic accounts in Business Management, where he worked closely with leading integrated circuit manufacturers. From 2002 until 2003, Mr. Lazovsky served as the Technology Program Manager for the Endura 2 Platform, Applied Materials’ 300mm metal deposition platform. From 2000 until 2002. Mr. Lazovsky was based in Grenoble, France and served as Director of Business Management for the European region in the Metal Deposition Product Business Group. Previously, Mr. Lazovsky served as a Business Manager from 1997 to 2000 and Account Product Manager from 1995 to 1997. Mr. Lazovsky holds a B.S. in mechanical engineering from Ohio University and, as of March 31, 2014, held 41 pending or issued U.S. patents.

Mr. Mohan Warrior has been president and chief executive officer (CEO) of Alfalight Inc. (“Alfalight”) since February 2004. Alfalight is a GaAs based high power diode laser manufacturing company with headquarters in Madison, Wisconsin. Alfalight serves military, telecom and industrial customers. Mr. Warrior established Alfalight as a leading provider of high powered laser diode solutions in both commercial and defense segments. Prior to joining Alfalight, Mr. Warrior's career included 15 years at Motorola Semiconductors (now Freescale) where he led the test and assembly operations, a group of 3500 employees, in the US, Scotland and Korea.

The Directors have served in their respective capacities since their election and/or appointment, unless otherwise noted above, and will serve until the next Company’s annual general meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles of Continuance.

The Board has adopted a written Code of Business Conduct and Ethics to promote a culture of ethical business conduct and relies upon the selection of persons as directors, senior management and employees who they consider to meet the highest ethical standards. The Company’s Code of Business Ethics can be found on the Company’s web site at: www.poet-technologies.com.

There are no family relationships between any of our Directors or senior management. There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a Director or member of senior management, except that in connection with the entry into of a financing arrangement between the Company and IBK Capital Corporation in 2012, Mr. Copetti was appointed a Director of the Company on June 8, 2012.

B.	Compensation

Fixed Stock Option Plan

On September 21, 2007, the Directors approved a fixed 20% vesting Stock Option Plan (the “Plan”) to replace the Rolling Stock Option Plan which had been in effect since May 4, 2005. The Plan was approved by the disinterested shareholders of the Company at the Shareholders’ Meeting of June 19, 2008 and accepted for filing by the TSXV. Under the Plan, the maximum number of shares (the “Maximum Number”) which may be issued pursuant to options granted under the Plan or otherwise granted cannot exceed 20% of the issued and outstanding shares. The shareholders fixed the Maximum Number at 11,930,000. Thereafter, the Plan has been amended by the Directors, and such amendments have been approved by the shareholders in 2009, 2011, 2013, 2014 and 2015. The Maximum Number is currently 36,326,000 shares.

The purpose of the Plan is to assist the Company in attracting, retaining and motivating directors, employees and consultants of the Company and any of its subsidiaries and to closely align the personal interests of such directors, employees and consultants with those of the shareholders by providing them with the opportunity, through options, to acquire common shares in the capital of the Company.

The Plan provides that the number of common shares issuable pursuant to options granted under the Plan and pursuant to other previously granted options is limited to the Maximum Number, currently fixed at 36,326,000. Any subsequent increase in the Maximum Number must be approved by shareholders of the Company and cannot exceed 20% of the issued and outstanding shares of the Company at the time of the shareholders’ approval. There is no other limit to the number of options granted to any individual, except for: (i) 2% on a yearly basis to any one consultant and (ii) 2% on a yearly basis to any employee providing “Investor Relations Activities.”

The following paragraphs summarize some of the terms of the Plan:

Eligibility. Options may be granted under the Plan to directors, employees, consultants and consultant companies of the Company and any of its subsidiaries. Options may also be granted to individuals referred to as “Management Company Employees” which are employed by a company providing management services to the Company, except for services involving “Investor Relations Activities.”

Plan Administration. The Board of Directors is the plan administrator, subject to the advice and recommendations of our Compensation Committee. The plan administrator will determine the provisions and terms and conditions of each grant.

Exercise Price. The exercise price subject to an option shall be determined by the Board and set forth in the option agreement, but shall be either (i) not less than the last closing price of the Company’s common shares as traded on the TSXV, unless discounted by the Board or (ii) such other price agreed by the Board and accepted by the TSXV. Except in certain circumstance, the Company can amend the other terms of a stock option only where prior TSXV acceptance is obtained and where the following requirements are met:

(i)	if the amendment is in respect of an option held by an insider of the Company, but excluding amendments to extend the length of the stock option term, the Company obtains disinterested shareholder approval;
(ii)	if the option exercise price is amended, at least six months have elapsed since the later of the date of commencement of the term, the date the Company’s shares commenced trading, or the date the option exercise price was last amended;
(iii)	if the option price is amended to the discounted market price, the exchange hold period is applied from the date of the amendment (and for more certainty where the option price is amended to the market price, the exchange hold period will not apply); and
(iv)	if the length of the stock option term is amended, any extension of the length of the term of the stock option is treated as a grant of a new option, and therefore the amended option must comply with the pricing and other requirements of the policy as if it were a newly granted option. The term of an option cannot be extended so that the effective term of the option exceeds 10 years in total. An option must be outstanding for at least one year before the Company can extend its term.

The TSXV must accept a proposed amendment before the option may be exercised as amended. If the Company cancels a stock option and within one year grants new options to the same individual, the new options will be subject to the requirements in sections (i) to (iv) above.

Option Agreement. Options granted under the plan are evidenced by an option agreement that sets forth the terms, conditions and limitations for each grant.

Term of the Awards. The term of each option grant shall be stated in the option agreement, provided that the term shall not exceed 10 years from the date of the grant. Prior to May 21, 2009, the term was limited to 5 years. At the meeting of the Board of Directors held on February 25, 2016, based on the report of Compensia, it was determined that in the future, stock options should generally have a term of 10 years

Vesting Schedule. In general, options recently granted under the Plan vest 25% immediately and 25% every six months from the date of issue, until fully vested; provided, however, that the directors may, at their discretion, specify a different vesting period, provided that options granted to consultants performing “Investor Relations Activities” must vest in stages over 12 months with no more than 25% of the options vesting in any three month period. Prior to May 21, 2009, vesting was mandatory for all option grants. At the meeting of the Board of Directors held on February 25, 2016, based on the report of Compensia, it was determined that in the future, stock options should vest 25% at the end of one year from the date of issue with the remaining 75% vesting equally on a quarterly basis over the remaining 3 years for a total vesting period of 4 years.

Transfer Restrictions. Options granted under the Plan may not be transferred in any manner by the option holder other than by will or the laws of succession and may be exercised during the lifetime of the option holder only by the option holder. Securities that are subject to restrictions may not be transferred during the period of restriction.

Change of Control and Alteration of Capital. The Plan provides that if a Change of Control, as defined herein, occurs, the shares subject to option shall immediately become vested and may thereupon be exercised in whole or in part by the option holder. The Plan also provides for automatic adjustments in the number of optioned shares and/or the exercised price, in the event of an alteration in the share capital of the Company.

Termination of Options. In the event that the award recipient ceases employment with us or ceases to provide services to us, the options will terminate after a period of time following the termination of employment. Our Board of Directors has the authority to amend or terminate the plan subject to shareholder approval with respect to certain amendments. However, no such action may adversely affect in any material way any awards previously granted unless agreed upon by the recipient.

Officer Compensation

Total cash compensation accrued and/or paid (directly and/or indirectly) (refer to ITEM 7. “Major Shareholders and Related Party Transactions” for information regarding indirect payments) to all of our Officers during fiscal year 2015 was $1,979,601.

In order to assist the Board of Directors in fulfilling its oversight responsibilities with respect to human resources matters, the Board established a Compensation Committee. The Compensation Committee reviews and makes determinations with respect to senior officer compensation on a regular basis with any discretionary compensation used only for extraordinary projects or significant milestone results that advance the Company’s growth potential. When determining Executive Officers’ compensation, the Compensation Committee receives input and guidance from the Executive Co-Chairmen of the Board and the Chief Executive Officer of the Company. The Compensation Committee has engaged Compensia to conduct a Peer Group review that was prepared with the input of the CEO. A draft Peer Group was circulated and the CEO felt it was appropriate. Compensia has given guidance to the Compensation Committee with respect to appropriate comparative terms for its incentive stock option plan. Once this Peer Group is finalized, the second component of the engagement is a comparative salary review of 12 positions relative to the Peer Group. The Compensation Committee will utilize the comparative reviews to assist it in making appropriate recommendations.

In addition to his or her fixed base salary, each officer may be eligible to receive variable pay compensation or bonus meant to motivate him or her to achieve short-term goals. Currently, the Company does not have in place established procedures for determining variable pay compensation. Stock options are a very important element of the variable pay compensation and do not require cash disbursement from the Company. Stock options are also generally awarded to officers and consultants at the time of hire and are used as a recruitment tool to attract highly qualified and experienced executives and consultants to the Company. Stock options are also granted at other times during the year. As the Company is still continuing to develop its POET technology, it must conserve its limited financial resources and control costs to ensure that funds are available when needed to complete its scheduled developments. As a result, the Board of Directors has to consider not only the financial situation of the Company at the time of the determination of the compensation, but also the estimated financial situation in the mid- and long-term. Also the granting of stock options aligns officers’ rewards with an increase in shareholder value over the long term. The use of stock options encourages and rewards performance by aligning an increase in each officer’s compensation with increases in the Company’s performance and in the value of the shareholders’ investments.

The following table sets forth all annual and long term compensation for services in all capacities to the Company for fiscal year 2015 of the Company.

				Options-Based Awards(1)(2)		Non-Equity Incentive Plan Compensation
Name and Principal Position	Fiscal Year	Salary (2) (US$)	Share- Based Awards (1)(2) (US$)	No. of Options	(US$)	Annual Incentive Plans	Long- term Incentive Plans	Pension Value (US$)	All Other Comp. (US$)	Total Comp. (US$)
Peter Copetti Executive Co- Chairman	2015	391,650	—	200,000	188,885	—	—	—	—	580,535
Ajit Manocha Executive Co-Chairman	2015	500,000	—	200,000	188,885	—	—	—	—	688,885
Dr. Suresh Venkatesan(3) Chief Executive Officer	2015	306,378	—	6,357,000	5,421,577	—	—	—	—	5,727,955
Dr. Subhash Deshmukh(4) Chief Operating Officer	2015	141,186	—	1,500,000	1,508,884	—	—	—	—	1,650,070
Kevin Barnes Treasurer and CFO	2015	84,596	—	75,000	60,444	—	—	—	—	145,040
Stephane Gagnon(6) Former Chief Operating Officer	2015	84,795	—	—	—	—	—	—	—	84,795
Daniel DeSimone(5) Former Chief Technical Officer	2015	160,977	—	540,000	348,080	—	—	—	—	509,057

______________________

(1)	The Company used the Black-Scholes model as the methodology to calculate the grant date fair value. The fair value will be recorded as an operating expense as the stock options based on the stock options vesting schedule from the date of grant.
(2)	The exchange rate used in these calculations to convert CAD to USD is based on the exchange rate applicable at the date of grant.
(3)	Dr. Venkatesan was appointed as the Chief Executive Officer on June 11, 2015.
(4)	Dr. Deshmukh was appointed as Chief Operation Officer on June 8, 2015
(5)	Mr. DeSimone ceased his role as Chief Technical Officer on June 8, 2015.
(6)	Mr. Gagnon ceased employment with the Company on June 30, 2015.

The following table sets forth information concerning all awards outstanding under a stock option to each of the current officers, as of December 31, 2015:

	Option-Based Awards				Share-Based Awards
Name	No. of Shares Underlying Unexercised Options (#)	Option Exercise Price (CA$/share)	Option Expiration Date	Value of Unexercised In-The Money Options (1) (US$)	Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Share- Based Awards That Have Not Vested (US$)
Peter Copetti	2,500,000	0.235	Jun. 08, 2017	1,396,744	N/A	N/A
	500,000	0.445	Nov. 15, 2017	203,654	N/A	N/A
	300,000	0.49	Aug. 13, 2018	112,460	N/A	N/A
	600,000	1.24	Aug. 12, 2019	-	N/A	N/A
	200,000	1.54	June 12, 2020	-	N/A	N/A
Ajit Manocha	2,000,000	1.75	July 03, 2019	-	N/A	N/A
	100,000	1.24	Aug. 12, 2019	-	N/A	N/A
	200,000	1.54	Jun. 12, 2020	-	N/A	N/A
Kevin Barnes	25,000	0.23	Feb. 16, 2022	14,058	N/A	N/A
	10,000	0.28	Mar. 17, 2020	5,263	N/A	N/A
	100,000	0.44	Nov. 14, 2018	41,091	N/A	N/A
	100,000	0.445	Nov. 15, 2017	40,731	N/A	N/A
	100,000	0.49	Aug. 13, 2018	37,488	N/A	N/A
	25,000	0.51	Sep. 28, 2021	9,011	N/A	N/A
	50,000	0.76	Feb. 28, 2021	9,011	N/A	N/A
	50,000	1.24	Aug. 12, 2019	-	N/A	N/A
	50,000	1.54	June 12, 2020	-	N/A	N/A
	25,000	1.08	Aug. 13, 2020	-	N/A	N/A
Daniel DeSimone	200,000	1.44	Apr. 03, 2019	-	N/A	N/A
	300,000	1.24	Aug. 12, 2019	-	N/A	N/A
	40,000	1.54	Jun. 12, 2020	-	N/A	N/A
	500,000	1.65	Mar. 30, 2020	-	N/A	N/A
Dr. Suresh Venkatesan	6,357,000	1.40	June 15, 2020	-	N/A	N/A
Dr. Subhash Deshmukh	1,500,000	1.62	Apr. 24, 2020	-	N/A	N/A

______________________

(1)	This amount is calculated based on the difference between the market value of the shares underlying the options as of December 31, 2015 being CAD $1.01 (US$0.7209), and the exercise or base price of the option. The exchange rate used in these calculations to convert CAD to USD was 0.7209, being the closing price at December 31, 2015.

The value vested or earned during fiscal year 2015 of incentive plan awards granted to NEOs are as follows:

NEO Name	Option-Based Awards – Value Vested During the Year (1) (US$)	Share-Based Awards – Value Vested During the Year (US$)	Non-Equity Incentive Plan Compensation – Value Earned During the Year (US$)
Ajit Manocha	2,187	N/A	N/A
Peter Copetti	60,540	N/A	N/A
Kevin Barnes	38,850	N/A	N/A
Stephane Gagnon	47,181	N/A	N/A
Daniel DeSimone	18,885	N/A	N/A

  ______________________

(1)	This amount is the dollar value that would have been realized and is computed by obtaining the difference between the market price of the underlying securities on the vesting date and the exercise or base price of the options under the option-

based award. For the named executive officers’ to have realized this value, they would have had to exercise their options and sell the shares on the day of vesting. The exchange rates used in these calculations to convert CAD to USD were the rates applicable on the vesting dates.

Director Compensation

			Share-	Options-Based Awards(1)(2)		Non-Equity Incentive Plan Compensation
Name and Principal Position	Fiscal Year (6)	Salary (2) (US$)	Based Awards (1) (US$)	No. of Shares	(US$)	Annual Incentive Plans	Long- term Incentive Plans	Pension Value (US$)	All Other Comp. (US$)	Total Comp. (US$)
Dr. Adam Chowaniec Former Director(5)	2015	1,205	—	—	—	—	—	—	—	1,205
Sheldon Inwentash(4) Former Director	2015	19,533	—	100,000	—	—	—	—	—	19,533
John F. O’Donnell(3) Director	2015	60,118	—	100,000	94,442	—	—	—	—	154,560
Todd. A. DeBonis(6) Director	2015	39,135	—	525,000	561,789	—	—	—	—	600,924
David E. Lazovsky(6) Director	2015	30,135	—	275,000	325,683	—	—	—	—	355,818
Chris Tsiofas Director	2015	66,385	—	300,000	283,328	—	—	—	—	349,713
Mohan Warrior	2015	22,170	—	250,000	122,808	—	—	—	—	144,978
Dr. Geoff Taylor(7) Former Director	2015	205,228	—	100,000	94,442	—	—	—	—	299,670

During the year ended December 31, 2015, the outside, or non-management, directors were paid an annual fee of $32,000 for acting as a director, plus $1,500 per board meeting attended and $750 per committee meeting, to be paid quarterly. If independent, the Chairman of the Board is entitled to receive an additional $10,000 annually and the Committee Chairs are entitled to receive an additional $8,000 annually. Messrs. Copetti and Manocha both served as Executive Co-Chairmen in 2015. Mr. Copetti also served as interim CEO until June 11, 2015. Directors’ involvement in special assignments or services as consultant or expert will be negotiated on a case by case basis.

The following table details compensation paid/accrued for fiscal year 2015 for each director who is not also an officer.

 ______________________

(1)	The Company used the Black-Scholes model as the methodology to calculate the grant date fair value. The fair value will be recorded as an operating expense as the stock options vest from the date of grant.
(2)	The exchange rate used in these calculations to convert CAD to USD was rate of exchange applicable on the date of grant.
(3)	The firm of Stikeman Keeley Spiegel Pasternack LLP, of which Mr. O’Donnell is counsel, billed the sum of $107,790 for legal fees and disbursements incurred in 2015.
(4)	Mr. Inwentash resigned as a director on August 13, 2015 at which time all 100,000 stock options above were cancelled. No value was assigned to the stock options. 125,000 stock options from a previous stock option grant were also cancelled.
(5)	Dr. Chowaniec resigned from the Board on January 22, 2015.
(6)	Messrs. DeBonis and Lazovsky were appointed to the Board on April 8, 2015.
(7)	Dr. Taylor resigned as a director on August 12, 2015 but continues to serve as the Company’s chief scientist.

The following table sets forth information concerning all awards outstanding under the stock option plans to each of the current Directors who are not also named executive officers as of December 31, 2015:

	Option-Based Awards				Share-Based Awards
Name	No. of Shares Underlying Unexercised Options (#)	Option Exercise Price (CA$/share)	Option Expiration Date	Value of Unexercised In- The Money Options (1) (US$)	Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Share- Based Awards That Have Not Vested (US$)
John F. O’Donnell	150,000	0.23	16-Feb-22	84,345	N/A	N/A
	12,500	0.345	19-Aug-20	5,992	N/A	N/A
	500,000	0.445	15-Nov-17	203,654	N/A	N/A
	300,000	0.49	13-Aug-18	112,460	N/A	N/A
	300,000	1.24	12-Aug-19	0	N/A	N/A
	100,000	1.54	12-Jun-20	0	N/A	N/A
Chris Tsiofas	500,000	0.275	21-Aug-17	264,931	N/A	N/A
	500,000	0.445	15-Nov-17	203,654	N/A	N/A
	300,000	0.49	13-Aug-18	112,460	N/A	N/A
	300,000	1.24	12-Aug-19	0	N/A	N/A
	300,000	1.54	12-Jun-20	0	N/A	N/A
Todd A. DeBonis	275,000	1.54	12-Jun-20	0	N/A	N/A
	250,000	1.99	08-Apr-20	0	N/A	N/A
David E. Lazovsky	250,000	1.99	08-Apr-20	0	N/A	N/A
	25,000	1.54	12-Jun-20	0	N/A	N/A
Mohanas Warrior	250,000	1.54	12-Jun-20	0	N/A	N/A

 ______________________

(1)	This amount is calculated based on the difference between the market value of the shares underlying the options as of December 31, 2015 being CAD $1.01 (US$0.7209), and the exercise or base price of the option. The exchange rate used in these calculations to convert CAD to USD was 0.7209, being the closing price at December 31, 2015.

The value vested or earned during fiscal year 2015 of incentive plan awards granted to Directors who are not also named executive officers are as follows:

Director Name	Option-Based Awards – Value Vested During the Year (1) (US$)	Share-Based Awards – Value Vested During the Year (US$)	Non-Equity Incentive Plan Compensation – Value Earned During the Year (US$)
Sheldon Inwentash	10,935	N/A	N/A
John F. O’Donnell	53,979	N/A	N/A
Dr. Geoff Taylor	64,914	N/A	N/A
Chris Tsiofas	53,979	N/A	N/A

  ______________________

(1)	This amount is the dollar value that would have been realized and is computed by obtaining the difference between the market price of the underlying securities on the vesting date and the exercise or base price of the options under the option- based award. For the Directors to have realized this value, they would have had to exercise their options and sell the shares on the day of vesting. None of these options were exercised. The exchange rate used in these calculations to convert CAD to USD was the exchange rate applicable on the vesting date.

Termination and Change of Control Benefits

Other than disclosed below in “Written Management Agreements,” the Company has no plans or arrangements in respect of remuneration received or that may be received by the Officers the Company to compensate such Officers, in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control.

Pension Plan Benefits

The Company does not provide a defined benefit plan to the Officers or any of its employees.

The Company offers a defined contribution plan that is a 401k Plan but does not contribute toward such plan. The Company does not have any deferred compensation plans other than that described above.

Written Management Agreements

The Company and/or its subsidiaries have employment contracts with the following current and former Officers as follows:

Mr. Manocha entered into a memorandum of understanding (MOU) dated July 3, 2014, wherein (i) he will be paid US$41,667.67 per month (or US $500,000 per year) and he was granted 2,000,000 stock options. Mr. Manocha’s MOU was accepted. On October 1, 2015, the Company extended Mr. Manocha’s employment at the same annual rate of pay. The extension, however, divided his compensation between his compensation as an executive and his compensation has the co-chairman of the board. As of October 1, 2015, Mr. Manocha is paid annually US $375,000 as an executive and US $125,000 as co-chairman of the board.

On June 30, 2014 Mr. Copetti entered into an Executive Employment Agreement with an effective date of February 10, 2014, wherein

(i) he will be paid CA$20,000 per month or (CA$240,000 per year) until December 31, 2014, (ii) he will be eligible for annual and special bonuses as determined by the Board of Directors; (iii) he will be reimbursed up to CA$5,000 for gym membership and medical tests; and (iv) he will receive a severance of twelve months on termination of employment by the Company, other than for cause.

Mr. Copetti’s salary was adjusted to CA$31,250 per month or (CA$375,000 per year) in October 2014. On January 1, 2015, Mr. Copetti’s employment agreement was extended on a month to month basis with an adjusted salary of CA$41,667.67 per month. On October 1, 2015, the Company extended Mr. Copetti’s employment agreement. The extended agreement divided his compensation between his compensation as an executive and his compensation has the co-chairman of the board. As of October 1, 2015, Mr. Copetti is paid, annually, CA$375,000 as an executive and US $125,000 as co-chairman of the board. The other terms of the contract remained unchanged.

Mr. Barnes has an arrangement with the Company to provide consulting services starting January 1, 2013 for a period of one year with an automatic one year renewal at a monthly rate of CA$7,000 (2016 – CA$10,000). The arrangement may be terminated by the Company without cause on six months’ notice or equivalent compensation.

Mr. DeSimone entered into Letter of Agreement dated March 28, 2014, wherein (i) he will be paid US$10,416.67 per month (or US$125,000 per year) and (ii) he was granted 200,000 stock options.

Dr. Deshmukh entered into an Executive Employment Agreement with an effective date of June 8, 2015 wherein (i) he will be paid US$250,000 (subsequently amended to US$300,000 effective January 1, 2016) per year under at-will terms of employment (ii) he will be eligible for annual and special bonuses as determined by the Board of Directors up to a maximum of US$250,000; (iii) he was granted 1,500,000 stock options vesting over 4 years; (iv) he will receive a severance of six months’ salary, if terminated during the first year of employment, plus two months’ salary additional per each full year of employment thereafter, up to a maximum of twelve months on termination of employment by the Company, other than for cause.

Dr. Venkatesan entered into an Executive Employment Agreement with an effective date of June 10, 2015 wherein (i) he will be paid US$550,000 per year under at-will terms of employment; (ii) he will be eligible for annual and special bonuses as determined by the Board of Directors; (iii) he was granted 6,357,000 stock options vesting over 4 years; (iv) he is eligible for a signing bonus of US $450,000 payable on the first anniversary of the effective date provided that the Executive Employment Agreement has not been terminated prior to that date; (v) he will receive a severance of twelve months on termination of employment by the Company, other than for cause.

C.	Board Practices

Our Board of Directors currently consists of eight directors, including four independent directors. Each director holds office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of Amalgamation and all amendments thereto (the “Articles”), or with the provisions of the OBCA. The Company’s Officers are appointed to serve at the discretion of the Board, subject to the terms of the employment agreements described above. The Board and committees of the Board schedule regular meetings over the course of the year.

During fiscal 2015, the Board held seven regularly scheduled meetings. For various reasons, Board members may not be able to attend a Board meeting. All Board members are provided information related to each of the agenda items before each meeting, and, therefore, can provide counsel outside the confines of regularly scheduled meetings.

The Board has adopted standards for determining whether a director is independent from management. The Board reviews, consistent with the Company’s corporate governance guidelines, whether a director has any material relationship with the Company that would impair the director’s independent judgment. The Board has affirmatively determined, based on its standards, that Messrs. Tsiofas, DeBonis, Lazovsky and Warrior are independent.

Directors’ Service Contracts

Messrs.Venkatesan, Copetti and Manocha had entered into the employment contracts explained above in “Written Management Agreements.”

Dr. Taylor entered into an Agreement for Provision of Laboratory & Consulting Services to POET Technologies, dated January 29, 2014, with the Company pursuant to which he was compensated at the rate of $12,000 per month and later increased to $13,750 per month. The agreement covered the period from January 1, 2014 to December 31, 2014 and did not provide for benefits upon termination of the agreement. Dr. Taylor’s agreement was renewed for 2015 at a rate of $20,833 per month for an additional year. Dr. Taylor resigned from the board on August 12, 2015.

Audit and Compensation Committees of the Board of Directors

We currently have four board committees; (1) an Audit Committee; (2) a Compensation Committee; (3) a Corporate Governance and Nominating Committee, and (4) a Disclosure Committee. Committee charters, if any, can be found at www.poet-technologies.com. The names of the members and a summary of the terms of the charter for each the Audit Committee and the Compensation Committee is provided below.

Audit Committee

The Audit Committee is currently comprised of three members: Chris Tsiofas (Chair), David Lazovsky and Mohandas Warrior. All three members are independent directors of the Company. Mr. Tsiofas was appointed chair of the Audit Committee on August 21, 2012. The Board has determined that Mr. Tsiofas satisfies the criteria of “audit committee financial expert” within the meaning of Item 401(h) of Regulation S-K and is independent in accordance with Rule 4200 of the NASDAQ Marketplace Rules. All members of the audit committee are financially literate, meaning they have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

The Audit Committee is responsible for reviewing the Company’s financial reporting procedures, internal controls and the performance of the Company’s external auditors. The Audit Committee is also responsible for reviewing the annual and quarterly financial statements and accompanying Management’s Discussion and Analysis prior to their approval by the full Board. The Audit Committee also reviews the Company’s financial controls with the auditors of the Company on an annual basis.

The Company’s independent auditor is accountable to the Board and to the Audit Committee. The Board, through the Audit Committee, has the ultimate responsibility to evaluate the performance of the independent auditor, and through the shareholders, to appoint, replace and compensate the independent auditor. Any non-audit services must be pre-approved by the Audit Committee.

Compensation Committee

The Compensation Committee is currently comprised of three members: Chris Tsiofas (Chair), John O’Donnell and Todd DeBonis. Mr. Tsiofas was appointed chair of the Compensation Committee on November 14, 2014. Chris Tsiofas and Todd DeBonis are independent. Mr. O’Donnell is retained by the Company as company counsel.

The Compensation Committee discusses and makes recommendations to the Board for approval or disapproval of all compensation issues that pertain to the Company. The compensation programs of the Company are designed to reward performance and to be competitive with the compensation agreements of other comparable semiconductor companies. The Compensation Committee is responsible for evaluating the compensation of the senior management of the Company and assuring that they are compensated effectively in a manner consistent with the Company’s business, stage of development, financial condition and prospects, and the competitive environment. Specifically, the Compensation Committee is responsible for: (i) reviewing the compensation practices and policies of the Company to ensure that they are competitive and that they provide appropriate motivation for corporate performance and increased shareholder value; (ii) overseeing the administration of the Company’s compensation programs, and reviewing and approving the employees who receive compensation and the nature of the compensation provided under such programs, and ensuring that all management compensation programs are linked to meaningful and measurable performance targets; (iii) making recommendations to the Board regarding the adoption, amendment or termination of compensation programs and the approval of the adoption, amendment and termination of compensation programs of the Company, including for greater certainty, ensuring that if any equity-based compensation plan is subject to shareholder approval, and that such approval is sought; (iv) periodically surveying the executive compensation practices of other comparable companies; (v) establishing and ensuring the satisfaction of performance goals for performance-based compensation; (vi) annually reviewing and approving the annual base salary and bonus targets for the senior executives of the Company, other than the Chief Executive Officer (the “CEO”); (vii) reviewing and approving annual corporate goals and objectives for the CEO and evaluating the CEO’s performance against such goals and objectives; (viii) annually reviewing and approving, based on the Compensation Committee’s evaluation of the CEO, the CEO’s annual base salary, the CEO’s bonus, and any stock option grants and other awards to the CEO under the Company’s compensation programs (in determining the CEO’s compensation, the Compensation Committee will consider the Company’s performance and relative shareholder return, the compensation of CEOs at other companies, and the CEO’s compensation in past years); and (ix) review the annual report on executive compensation required to be prepared under applicable corporate and securities legislation and regulation including the disclosure concerning members of the Compensation Committee and settling the reports required to be made by the Compensation Committee in any document required to be filed with a regulatory authority and/or distributed to shareholders.

Code of Ethics

The Board has adopted a written code of business conduct and ethics. All transgressions of the code of business conduct and ethics are required to be promptly reported to the Chair of the Board or of any committee, who in turn, reports them to the Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee is charged with investigating alleged violations of the code of business conduct and ethics. Any findings of the Corporate Governance and Nominating Committee are then reported to the full Board, which will take such action as it deems proper. The Company’s Code of Ethics may be inspected on the Company’s website at www.poet-technologies.com and is filed as an Exhibit to this Annual Report.

D.	Employees

As of December 31, 2015 and February 22, 2016, the Company had 10 full-time employees and 5 consultants, including senior management; 9 employees and 3 consultants work at our lab facilities either as support staff or are engaged in research and development initiatives; 1 employee and 2 consultants are employed at the Canadian office. None of the Company’s employees are covered by collective bargaining agreements.

E.	Share Ownership

The following table sets forth certain information regarding the beneficial ownership of our outstanding common shares for: (i) each of our Directors and Officers individually; (ii) all of our Directors and Officers as a group; and (iii) each other person known to us to own beneficially more than 5% of our common shares as of February 22, 2016. Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. The table also includes the number of shares underlying options that are exercisable within sixty (60) days of February 22, 2016. Ordinary shares subject to these options are deemed to be outstanding for the purpose of computing the ownership percentage of the person holding these options, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person.

The shareholders listed below do not have any different voting rights from our other shareholders.

	Number of Shares Beneficially Owned (1)		Percent of Class
Directors and Officers:
Peter Copetti	4,085,000	(2)	2.00%
Geoff Taylor	3,892,748	(3)	1.91%
Ajit Manocha	2,150,000	(4)	1.06%
Chris Tsiofas	1,675,000	(5)	0.83%
John F. O’Donnell	1,317,500	(6)	0.65%
Daniel DeSimone	760,000	(7)	0.38%
Kevin Barnes	486,213	(8)	0.24%
Todd DeBonis	193,750	(9)	0.10%
David Lazovsky	131,250	(10)	0.07%
Mohandas Warrior	62,500	(11)	0.03%
Suresh Venkatesan	40,000	(12)	0.02%
Subhash Deshmukh	Nil		0%
Directors and Officers Subtotal	10,475,211		5.17%
Major Shareholders:
None that we are aware of.

  ______________________

(1)	The number of shares set forth for each Director, Officer and Major Shareholder is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act.
(2)	Includes: (i) 135,000 common shares issued and outstanding and (ii) 3,950,000 common shares that can be obtained upon the exercise of options or warrants within sixty (60) days.
(3)	Includes: (i) 977,748 common shares issued and outstanding and (ii) 2,915,000 common shares that can be obtained upon the exercise of options or warrants within sixty (60) days.
(4)	Includes: (i) zero common shares issued and outstanding and (ii) 2,150,000 common shares that can be obtained upon the exercise of options or warrants within sixty (60) days.
(5)	Includes: (i) 25,000 common shares issued and outstanding and (ii) 1,650,000 common shares that can be obtained upon the exercise of options or warrants within sixty (60) days.
(6)	Includes: (i) 30,000 common shares issued and outstanding and (ii) 1,287,500 common shares that can be obtained upon the exercise of options or warrants within sixty (60) days.
(7)	Includes: (i) zero common shares issued and outstanding and (ii) 635,000 common shares that can be obtained upon the exercise of options or warrants within sixty (60) days.
(8)	Includes: (i) 17,463 common shares issued and outstanding and (ii) 468,750 common shares that can be obtained upon the exercise of options or warrants within sixty (60) days.
(9)	Includes: (i) zero common shares issued and outstanding and (ii) 131,250 common shares that can be obtained upon the exercise of options or warrants within sixty (60) days.
(10)	Includes: (i) zero common shares issued and outstanding and (ii) 68,750 common shares that can be obtained upon the exercise of options or warrants within sixty (60) days.
(11)	Includes: (i) zero common shares issued and outstanding and (ii) 62,500 common shares that can be obtained upon the exercise of options or warrants within sixty (60) days.
(12)	Includes: (i) 40,000 common shares issued and outstanding and (ii) zero common shares that can be obtained upon the exercise of options or warrants within sixty (60) days.

See “ITEM 6.B. Compensation” for the exercise prices of options.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Holdings by Major Shareholders

Please refer to ITEM 6.E. “Share Ownership” for details regarding securities held by Directors, Officers and Major Shareholders.

With the exception of the participation in private placements of equity by Pinetree and Mr. Inwentash there has not been a significant change in the percentage ownership held by any major shareholders during the past three years other than through public purchases or dispositions of shares on the TSXV.

The Company’s major shareholders do not have different voting rights.

U.S. Share Ownership

As of February 22, 2016, there were a total of 453 holders of record of our common shares with addresses in the U.S. We believe that the number of beneficial owners is substantially greater than the number of record holders, because a large portion of our common shares are held of record in broker “street names.” As of February 22, 2016, U.S. holders of record held approximately 2.36% of our outstanding common shares.

Control of Company

The Company is a publicly owned Ontario corporation, the shares of which are owned by Canadian residents, U.S. residents and other foreign residents. The Company is not controlled by any foreign government or other person(s) except as described in ITEM 4.A. “History and Progress of the Company” and ITEM 6.E. “Share Ownership.”

Change of Control of Company Arrangements

On August 13, 2013, the Board of Directors of the Company approved a resolution authorizing the Company to implement a Shareholders Rights Plan (a “Rights Plan”), subject to all required approvals, including TSXV approval. The shareholders of the Company ratified the Board’s resolution at a meeting held on August 12, 2014. Authorization of a Rights Plan is intended to reflect developments in Canada with respect to shareholder rights plans and is designed to encourage the fair treatment of shareholders in connection with any take-over bid for the Company. See ITEM 10.B. “Articles of the Corporation.”

B.	Related Party Transactions

The firm of Stikeman Keeley Spiegel Pasternack LLP, of which Mr. O’Donnell is counsel, billed the sum of $104,790 for legal fees and disbursements incurred in 2015 (2014 - $174,549).

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

The Company’s financial statements are stated in U.S. dollars and are prepared in accordance with IFRS as issued by the IASB.

The financial statements as required under “ITEM 17. Financial Statements” are attached hereto and found immediately following the text of this Annual Report. The audit report of Marcum LLP, independent registered public accounting firm, is included herein immediately preceding the consolidated financial statements.

Legal Proceedings

The directors and the senior management of the Company do not know of any material, either active or pending, legal proceedings against them, nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

The directors and the senior management of the Company know of no active or pending proceedings against anyone that might materially adversely affect an interest in the Company.

Dividend Policy

The Company has not paid, and has no current plans to pay, dividends on its common shares. We currently intend to retain future earnings, if any, to finance the development of our business. Any future dividend policy will be determined by the Board, and will depend upon, among other factors, our earnings, if any, financial condition, capital requirements, any contractual restrictions with respect to the payment of dividends, the impact of the distribution of dividends on our financial condition, tax liabilities, and such economic and other conditions as the Board may deem relevant.

B.	Significant Changes

During 2015, the Company raised $12,076,681 from the exercise of 22,413,431 warrants and 8,106,300 stock options.

Between January 1, 2016 and February 22, 2016, the Company raised $1,965,327 from the exercise of 2,686,947 warrants and 628,000 stock options.

ITEM 9. THE OFFER AND LISTING

A.	Offer and Listing Details

The Company’s common shares began trading on the TSXV in Toronto, Ontario, Canada, on June 25, 2007. The current Stock symbol is “PTK”. The CUSIP/ISN numbers are 73044W104 / 73044W1041.

The following table lists the high and low sales price on the TSXV for the Company’s common shares for: the last six months; the last ten fiscal quarters; and the last five fiscal years.

Period Ended	High (CA$)	Low (CA$)
Monthly
February 22, 2016	$1.10	$0.95
January 31, 2016	$0.98	$0.84
December 31, 2015	$1.05	$0.80
November 30, 2015	$0.95	$0.79
October 31, 2015	$1.20	$0.72
September 30, 2015	$0.99	$0.75

Quarterly
December 31, 2015	$1.20	$0.72
September 30, 2015	$1.68	$0.62
June 30, 2015	$2.00	$1.38
March 31, 2015	$1.62	$1.01
December 31, 2014	$1.61	$0.65
September 30, 2014	$2.24	$0.90
June 30, 2014	$2.87	$1.26
March 31, 2014	$1.49	$0.49
December 31, 2013	$0.60	$0.315

Yearly
December 31, 2015	$2.00	$0.62
December 31, 2014	$2.87	$0.49
December 31, 2013	$0.74	$0.20
December 31, 2012	$0.74	$0.195
December 31, 2011	$1.82	$0.26

B.	Plan of Distribution

Not Applicable.

C.	Markets

The Company’s common shares trade on the TSXV in Canada under the symbol “PTK”. The Company’s common shares also trade on the OTCQX International Marketplace under the symbol “POETF”.

D.	Selling Shareholders

Not Applicable.

E.	Dilution

Not Applicable.

F.	Expenses of the Issue

Not Applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not Applicable.

B.	Articles of the Corporation

The Company was originally formed under the British Columbia Company Act on February 9, 1972 as Tandem Resources Ltd. (“Tandem”). The Company took its current form after Tandem amalgamated with Stanmar Resources Ltd. and Keezic Resources Ltd. pursuant to Articles of Amalgamation on November 14, 1985. Tandem moved to Ontario by Articles of Continuance on January 3, 1997. Tandem changed its name to OPEL International Inc. by Articles of Amendment on September 26, 2006. OPEL International Inc. was continued under the New Brunswick Business Corporations Act on January 30, 2007, then back to Ontario by Articles of Continuance on November 30, 2010, changing its name to OPEL Solar International Inc. By Articles of Amendment on August 25, 2011, OPEL Solar International Inc. changed its name to OPEL Technologies, Inc. By Articles of Amendment on July 23, 2013, OPEL Technologies Inc. changed its name to POET Technologies Inc. Today, the Company is an Ontario corporation governed by the OBCA. The following are summaries of material provisions of our Articles of Continuance, as amended from time to time (the “Articles”), in effect as of the date of this Annual Report insofar as they relate to the material terms of our ordinary shares.

Register, Entry Number and Purposes

Our Articles of Continuance became effective on November 30, 2010. Our corporation number in Ontario is 641402. The Articles of Continuance do not contain a statement of the Company’s objects and purposes, however the Articles of Continuance provide that there are no restrictions on business that the Company may carry on or the powers the Company may exercise as permitted under the OBCA.

Board of Directors

Pursuant to our By-laws and the OBCA, a director or officer who is a party to, or who is a director or officer of, or has a material interest in, any person who is a party to, a material contract or proposed material contract with the Company, shall disclose the nature and extent of his interest at the time and in the manner provided by the OBCA. Any such contract or proposed contract shall be referred to the Board or shareholders for approval even if such contract is one that in the ordinary course of the Company’s business would not require approval by the Board or shareholders, and a director interested in a contract so referred to the Board shall not vote on any resolution to approve the same unless the contract or transaction: (i) relates primarily to his or her remuneration as a director of the Company or an affiliate; (ii) is for indemnity or insurance of or for the director or officer as permitted by the OBCA; or (iii) is with an affiliate.

Directors shall be paid such remuneration for their services as the Board may determine by resolution from time to time, and will be entitled to reimbursement for traveling and other expenses properly incurred by them in attending meetings of the Board or any committee thereof. Neither the Company’s Articles nor By-laws require an independent quorum for voting on director compensation. Directors are not precluded from serving the Company in any other capacity and receiving remuneration therefor. A director is not required to hold shares of the Company. There is no age limit requirement respecting the retirement or non-retirement of directors.

The directors may sign the name and on behalf of the Company, or appoint any officer or officers or any person or persons on behalf of the Corporation either to sign on behalf of the Company, all instruments in writing and any instruments in writing so signed shall be binding upon the Company without further authorization or formality. The term “instruments in writing” includes contracts, documents, powers of attorney, deeds, mortgages, hypothecs, charges, conveyances, transfers and assignments of property (real or personal, immovable or movable), agreements, tenders, releases, receipts and discharges for the payment of money or other obligations, conveyances, transfers and assignments of shares, stocks, bonds, debentures or other securities, instruments of proxy and all paper writing.

Nothing in the Company’s By-laws limits or restricts the borrowing of money by the Company on bills of exchange or promissory notes made, drawn, accepted or endorsed by or on behalf of the Company.

Rights, Preferences and Restrictions Attaching to Common Shares

The holders of common shares are entitled to vote at all meetings of the shareholders, except meetings at which only holders of a specified class of shares are entitled to vote. Each common share carries with it the right to one vote. Subject to the rights, privileges, restrictions and conditions attaching to any other class or series of shares of the Company, the holders of the common shares are entitled to receive any dividends declared and payable by the Company on the common shares. Dividends may be paid in money or property or by issuing fully paid shares of the Company. Subject to the rights, privileges, restrictions and conditions attaching to any other class or series of shares of the Company, the holders of the common shares are entitled to receive the remaining property of the Company upon dissolution.

The holder of the Company’s one outstanding Special Voting Share is not entitled to any dividends or other distributions in respect of such share or any proceeds of liquidation or dissolution. The holder of such share is entitled to receive notice of and to attend and vote at any annual and special meetings of the shareholders and is entitled to the number of votes as is equal to the aggregate number of common shares that may be acquired upon exercise of the holder exchange rights attached to outstanding shares of Exchangeable Common Stock. The Special Voting Share is automatically redeemed by the Company, without notice, immediately once no Exchangeable Common Shares remain outstanding. The Special Voting Share was cancelled following a Board resolution on June 21, 2013.

No shares have been issued subject to call or assessment. There are no preemptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds. The common shares must be issued as fully-paid and non-assessable, and are not subject to further capital calls by the Company. The common shares are without par value. All of the common shares rank equally as to voting rights, participation in a distribution of the assets of the Company on a liquidation, dissolution or winding-up of the Company and the entitlement to dividends.

The Company does not currently have any preferred shares outstanding.

Ordinary and Special Shareholders’ Meetings

The OBCA provides that the directors of a corporation shall call an annual meeting of shareholders not later than 15 months after holding the last preceding annual meeting. The OBCA also provides that, in the case of an offering corporation, the directors shall place before each annual meeting of shareholders, the financial statements required to be filed under the Ontario Securities Act and the regulation thereunder relating to the period that began immediately after the end of the last completed financial year and ended not more than six months before the annual meeting and the immediately preceding financial year, if any.

The Board has the power to call a special meeting of shareholders at any time.

Notice of the date, time and location of each meeting of shareholders must be given not less than 21 days or more than 50 days before the date of each meeting to each director, to the auditor of the Company and to each shareholder who at the close of business on the record date for notice is entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting.

Notice of a meeting of shareholders called for any other purpose other than consideration of the minutes of an earlier meeting, financial statements, reports of the directors or auditor, setting or changing the number of directors, the election of directors and reappointment of the incumbent auditor, must state the general nature of the special business in sufficient detail to permit the shareholder to form a reasoned judgment on such business, must state the text of any special resolution to be submitted to the meeting, and must, if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it, a copy of the document or state that a copy of the document will be available for inspection by shareholders at the Company’s records office or another accessible location.

The only persons entitled to be present at a meeting of shareholders are those entitled to vote, the directors of the Company and the auditor of the Company. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting. In circumstances where a court orders a meeting of shareholders, the court may direct how the meeting may be held, including who may attend the meeting.

Limitations on Rights to Own Securities

No share may be issued until it is fully paid.

Neither Canadian law nor our Articles or By-laws limit the right of a non-resident to hold or vote common shares of the Company, other than as provided in the Investment Canada Act (the “Investment Act”), as amended by the World Trade Organization Agreement Implementation Act (the “WTOA Act”). The Investment Act generally prohibits implementation of a direct reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a “Canadian,” as defined in the Investment Act (a “non-Canadian”), unless, after review, the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in the common shares of the Company by a non-Canadian (other than a “WTO Investor,” as defined below) would be reviewable under the Investment Act if it were an investment to acquire direct control of the Company, and the value of the assets of the Company were CA$5.0 million or more (provided that immediately prior to the implementation of the investment the Company was not controlled by WTO Investors). An investment in common shares of the Company by a WTO Investor (or by a non-Canadian other than a WTO Investor if, immediately prior to the implementation of the investment the Company was controlled by WTO Investors) would be reviewable under the Investment Act if it were an investment to acquire direct control of the Company and the value of the assets of the Company equaled or exceeded an amount determined by the Minister of Finance (Canada) (the “Minister”) on an annual basis. The Minister has determined that the threshold for review for WTO Investors or vendors (other than Canadians) to be CA$375 million for the year 2015. A non-Canadian, whether a WTO Investor or otherwise, would be deemed to acquire control of the Company for purposes of the Investment Act if he or she acquired a majority of the common shares of the Company. The acquisition of less than a majority, but at least one-third of the shares, would be presumed to be an acquisition of control of the Company, unless it could be established that the Company is not controlled in fact by the acquirer through the ownership of the shares. In general, an individual is a WTO Investor if he or she is a “national” of a country (other than Canada) that is a member of the World Trade Organization (“WTO Member”) or has a right of permanent residence in a WTO Member. A corporation or other entity will be a “WTO Investor” if it is a “WTO Investor-controlled entity,” pursuant to detailed rules set out in the Investment Act. The U.S. is a WTO Member. Certain transactions involving our common shares would be exempt from the Investment Act, including:

•	an acquisition of the shares if the acquisition were made in the ordinary course of that person’s business as a trader or dealer in securities;
•	an acquisition of control of the Company in connection with the realization of a security interest granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Act; and
•	an acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization, following which the ultimate direct or indirect control in fact of the Company, through the ownership of voting interests, remains unchanged.

Procedures to Change the Rights of Shareholders

In order to change the rights of our shareholders with respect to certain fundamental changes as described in Section 168 of the OBCA, the Company would need to amend our Articles to effect the change. Such an amendment would require the approval of holders of two-thirds of the votes of the Company’s common shares, and any other shares carrying the right to vote at any general meeting of the shareholders of the Company, cast at a duly called special meeting. The OBCA also provides that a sale, lease or exchange of all or substantially all of the property of a corporation other than in the ordinary course of business of the corporation likewise requires the approval of the shareholders at a duly called special meeting. For such fundamental changes and sale, lease and exchange, a shareholder is entitled under the OBCA to dissent in respect of such a resolution amending the Articles and, if the resolution is adopted and the Company implements such changes, demand payment of the fair value of the shareholder’s common shares.

Impediments to Change of Control

There are no provisions of our Articles or By-laws that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company. On August 13, 2013, the Board of Directors of the Company approved a resolution authorizing the Company to implement a Shareholders Rights Plan (a “Rights Plan”), subject to all required approvals, including TSXV approval. The shareholders of the Company ratified the Board’s resolution at a meeting held on August 12, 2014. The approval of a Rights Plan is intended to reflect developments in Canada with respect to shareholder rights plans and is designed to encourage the fair treatment of shareholders in connection with any take-over bid for the Company.

The Rights Plan will provide the Board and the shareholders with more time to fully consider any unsolicited take-over bid for the Company without undue pressure. Furthermore, the Rights Plan will allow the Board to pursue, if appropriate, other alternatives to maximize shareholder value and to allow additional time for competing bids to emerge.

The Rights Plan was not proposed in response to, or in anticipation of, any acquisition or takeover offer and is not intended to prevent a take-over bid for the Company. Under the Rights Plan, take-over bids that meet certain requirements intended to protect the interests of all shareholders will be deemed to be “Permitted Bids”. Permitted Bids must be made by way of a takeover bid circular prepared in compliance with applicable securities laws and, among other conditions, must remain open for sixty days.

The details of the Rights Plan are summarized below.

Rights

One Right will be issued and will attach to each outstanding Common Share of the Company. A Right only becomes exercisable upon the occurrence of a Flip-In Event, which is a transaction by which a person becomes an Acquiring Person and which otherwise does not meet the requirements of a Permitted Bid. Prior to the Flip-In Event, the Rights are priced at five (5) times the Market Price of the Common Shares at the Separation Time (the “Exercise Price”). Separation Time means the close of business on the tenth Trading Day after the earlier of the first public announcement indicating that a person has become an Acquiring Person or the date of the commencement or first public announcement of an intention to commence a Take-over Bid (other than a Permitted Bid or Competitive Permitted Bid). If a Flip-In Event occurs, each Right issued under the Rights Plan thereafter will entitle all holders, other than the Acquiring Person, to purchase for the Exercise Price (5 times the Market Price) that number of Common Shares of the Company having an aggregate market value equal to twice the Exercise Price (2 times 5 times the Market Prices being 10 times the Market Price). The result of this provision is that, in the event a Flip-In Event occurs, subject to all other provisions of this agreement, each Right will constitute the right to purchase from the Company ten (10) additional Common Shares at 50% of the Market Price at the time of the Flip-In Event. This purchase could cause substantial dilution to the person or group of persons attempting to acquire control of the Company, other than by way of a Permitted Bid. The Rights expire on the termination of the Rights Plan, unless redeemed before such time.

Acquiring Person

An Acquiring Person is generally a person who becomes the beneficial owner of 20% or more of the outstanding Common Shares of the Company. Under the Rights Plan, there are various exceptions to the definition of Acquiring Person, including a person who acquires 20% or more of the outstanding Common Shares from (i) acquisitions of Common Shares by the Company (e.g. through an issuer bid), (ii) pro rata distributions of Common Shares by the Company, (iii) acquisitions of Common Shares upon exercise of Convertible Securities acquired pursuant to certain exempt transactions, (iv) an amalgamation, merger or other statutory procedure requiring shareholder approval, or (v) the issuance of Common Shares on an exempt private placement basis (subject to certain limits); and underwriters who acquire Common Shares for the purpose of a public distribution.

Beneficial Ownership

The thresholds for triggering the Rights Plan are based on the percentage of shares that are Beneficially Owned by a person or its Affiliates or Associates. This is defined in terms of legal or beneficial ownership of Common Shares. In addition, a person is deemed to be the Beneficial Owner of Common Shares in circumstances where that person or its Affiliates or Associates, as such terms are defined in the Rights Plan, and any other person acting jointly or in concert with such person, has a right to acquire Common Shares within 60 days. There are various exceptions to this definition set forth in the Rights Plan.

Permitted Bid

If a Take-over Bid is structured as a Permitted Bid, a Flip-In Event will not occur and the Rights will not become exercisable. Permitted Bids must be made by means of a Take-over Bid circular and comply with the following:

•	the Take-over Bid must be made to all shareholders other than the bidder;

•	the Take-over Bid must not permit the bidder to take up any Common Shares that have been tendered pursuant to the Take- over Bid prior to the expiry of a period not less than 60 days after the Take-over Bid is made, and then only if at such time more than 50% of the Common Shares held by the Independent Shareholders (which term generally includes shareholders other than the bidder, its Affiliates, Associates and persons acting jointly or in concert with the bidder), have been tendered pursuant to the Take-over Bid and not withdrawn;
•	the Take-over Bid must contain an irrevocable and unqualified provision that, unless it is withdrawn, Common Shares may be tendered at any time during the 60-day period referred to in the immediately preceding paragraph and that any Common Shares deposited pursuant to the Take-over Bid may be withdrawn until they have been taken up and paid for; and
•	the Take-over Bid must contain an irrevocable and unqualified provision that, if more than 50% of the Common Shares held by Independent Shareholders are tendered pursuant to the Takeover Bid within the 60-day period, then the bidder must make a public announcement of that fact and the Take-over Bid must then remain open for an additional 10 business days from the date of such public announcement.

The Rights Plan also allows a Competing Permitted Bid to be made while a Permitted Bid is in existence. A Competing Permitted Bid is a Take-over Bid that is made after a Permitted Bid has been made, but prior to its expiry, that satisfies all of the requirements of a Permitted Bid, except that (i) no Common Shares will be taken up or paid for until the later to occur of the date which is generally 35 days after the date the Take-over Bid is made and the 60th day after the date of the Permitted Bid that is then outstanding, and (ii) at the close of business on the date Common Shares are first taken up or paid for, more than 50% of the then outstanding Common Shares held by Independent Shareholders have been tendered in such Take-over Bid and not withdrawn. If this 50% requirement is satisfied, the applicable bidder must make a public announcement of that fact and the Take-over Bid must remain open for tenders of Common Shares for at least ten business days after the date of such public announcement.

The requirements of a Permitted Bid and a Competing Permitted Bid enable shareholders to decide whether the Take-over Bid or any Competing Permitted Bid is adequate on its own merits, without being influenced by the likelihood that a Take-over Bid will succeed. Moreover, if there is sufficient support for a Take-over Bid such that at least 50% of the Common Shares held by Independent Shareholders have been tendered to it, a shareholder who has not yet tendered to that bid will have a further 10 business days in which to decide whether to withdraw its Common Shares from a Competing Take-over Bid, if any, and whether to tender to the Take-over Bid.

Waiver and Redemption

Until the occurrence of a Flip-In Event as to which the Board has not issued a waiver, the Board, with the prior consent of the holders of Common Shares, may elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.0001 (subject to adjustment) per Right. In addition, until the occurrence of a Flip-In Event as to which the Board has not issued a waiver, the Board may determine to waive the application of the Rights Plan to any Flip-In Event, provided that the Board will be deemed to have waived the application of the Rights Plan to any other Flip-In Event occurring by reason of a Take-over Bid made prior to the expiry of the Take-over Bid in respect of which the waiver is granted. The Board may also waive the application of the Rights Plan to any Flip-In Event if the Board determines that the Person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person and such Person has reduced its Beneficial Ownership of Common Shares such that, at the time of the granting of a waiver, such Person is no longer an Acquiring Person. The Board will be deemed to have redeemed the Rights at the Redemption Price on the date that the Person making the Permitted Bid, Competing Permitted Bid or Takeover Bid in respect of which the Board has waived or been deemed to waive the application of the Rights Plan, has taken up and paid for the Common Shares pursuant to the applicable bid.

Termination

The Rights Plan will expire, subject to certain conditions, at the close of the Annual Meeting of Shareholders of the Company three years after the Rights Plan is ratified by shareholders, and every three-year anniversary thereafter and so on unless the continuation of the Rights Plan for each such three- year period (or other period approved by the Independent Shareholders) is approved by the Independent Shareholders of the Company.

Full Text of Rights Plan

The full text of the Rights Plan is contained in a Shareholders’ Rights Plan Agreement between the Company and the Rights Agent, TMX Equity Transfer Services Inc., and is available on the Company’s website at www.poet-technologies.com.

The Rights Plan will be subject to reconfirmation at every third annual meeting of shareholders subsequent to the approval date until its expiry. If the shareholders do not confirm the Rights Plan, the Rights Plan will terminate and cease to be effective at that time.

Stockholder Ownership Disclosure Threshold in Bylaws

Neither our Articles nor By-laws contain a provision governing the ownership threshold above which shareholder ownership must be disclosed. Pursuant to securities legislation, an Early Warning Report and an Insider Report must be filed if a shareholder obtains ownership on a partially diluted basis of 10% or greater of the Company.

Special Conditions for Changes in Capital

The conditions imposed by the Company’s Articles are not more stringent than required under the OBCA.

C.	Material Contracts

In addition to any contracts described in “ITEM 7.B. Related Party Transactions” or “ITEM 4. Business Overview”, below is a summary of contracts to which we are or have been a party during the two years  immediately preceding the date of this document. Other than contracts entered into in the ordinary course of business, we have not been a party to any other contract within such two year period.

1.	On May 21, 2008, the Company entered into an Agreement with BAE Systems Information And Electronic Systems Integration, Inc. (“BAE”), with a term of 15 years, whereby BAE and the Company initiated a joint development program of the Company’s POET technology, with royalties running from each to the other for licensed products sold. This Agreement was supplemented on February 25, 2015 to expand the scope of work to be performed through 2015 . At present, there has not been any joint process development or transfer under this agreement, and none is anticipated in the future.

2.	On April 28, 2003, the Company entered into a License Agreement with the University of Connecticut (“UCONN”), as amended on April 15, 2014 whereby UCONN granted the Company an exclusive license to the intellectual property developed under the direction of Dr. Taylor that is owned or jointly owned by UCONN for the payment of $50,000 due in the first and each subsequent year after the Company has revenue of $100,000 from the products developed pursuant to the licensed intellectual property, such amounts of consideration subject to increase by 25% every two years, up to a maximum of $1,000,000. In addition, the Company must pay annually to UCONN 3% of any sublicense revenue received for commercial, royalty bearing sublicenses of licensed intellectual property to third parties. By making a $100,000 payment to UCONN in April 2007, the license became irrevocable. As consideration for the amendment entered into on April 15, 2014, changing the royalty rate to 3%, the Company issued 2,000,000 common shares, subject to approval of the TSXV, which shall be restricted from trading until May 31, 2016.

3.	On October 21, 2010, the Company entered into a Lease Agreement, as amended on March 20, 2013, with UCONN whereby the Company leases property from UCONN beginning on April 1, 2010 and extending through March 31, 2014. Monthly rent increases from $6,130 in the first three months of year one to $10,966 in year five. This Agreement was renewed on December 11, 2014 for a period of one year commencing April 1, 2015 and ending on March 31, 2016. The renewal provides for an annual rent of $158,894, discounted to $144,490 if the full amount is prepaid.

4.	On February 15, 2013, the Company entered into a Service Agreement with True South Renewables, Inc. (“True South”), for a period of five years, whereby the True South will perform monitoring and maintenance services on solar trackers installed by the Company prior to the discontinuation of the solar business and divestiture of the solar assets. The Company will pay a minimum of $6,000.00 in the first year and $8,013.00 in the fifth year, in addition to hourly charges for labor and travel.

D.	Exchange Controls

Canada has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors. There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of the Company’s securities, except as discussed in “ITEM 10.E. Taxation” below.

E.	Taxation

Canadian Federal Income Tax Considerations

The Company believes the following is a brief summary of the material principal Canadian federal income tax consequences to a U.S. Holder (as defined below) of common shares of the Company who deals at arm’s length with the Company, holds the shares as capital property and who, for the purposes of the Income Tax Act (Canada) (the “Tax Act”) and the Canada — U.S. Income Tax Convention (1980) (the “Treaty”), is at all relevant times resident in the U.S., is not and is not deemed to be resident in Canada and does not use or hold and is not deemed to use or hold the shares in carrying on a business in Canada. Special rules, which are not discussed below, may apply to a U.S. Holder that is an insurer that carries on business in Canada and elsewhere. U.S. Holders are urged to consult their own tax advisors with respect to their particular circumstances.

This summary is based upon the current provisions of the Tax Act, the regulations thereunder in force at the date hereof, all specific proposals to amend such regulations and the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof and the current provisions of the Convention and the current administrative practices of the Canada Revenue Agency published in writing prior to the date hereof. This summary does not otherwise take into account or anticipate any changes in law or administrative practices whether by legislative, governmental or judicial decision or action, nor does it take into account tax laws of any province or territory of Canada or of the U.S. or of any other jurisdiction outside Canada.

For the purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the common shares must be converted into Canadian dollars based on the relevant exchange rate applicable thereto.

This summary does not address all aspects of Canadian federal income taxation that may be relevant to any particular U.S. Holder in light of such holder’s individual circumstances. Accordingly, U.S. Holders should consult with their own tax advisors for advice with respect to their own particular circumstances.

Under the Tax Act and the Treaty, a U.S. Holder of common shares will generally be subject to a 15% withholding tax on dividends paid or credited or deemed by the Tax Act to have been paid or credited on such shares. The withholding tax rate is 5% where the U.S. Holder is a corporation that beneficially owns at least 10% of the voting shares of the Company and the dividends may be exempt from such withholding in the case of some U.S. Holders such as qualifying pension funds and charities.

A U.S. Holder will generally not be subject to tax under the Tax Act on any capital gain realized on a disposition of common shares, provided that the shares do not constitute “taxable Canadian property” to the U.S. Holder at the time of disposition. Generally, common shares will not constitute taxable Canadian property to a U.S. Holder provided that such shares are listed on a designated stock exchange (which currently includes the TSXV) at the time of the disposition and, during the 60-month period immediately preceding the disposition, the U.S. Holder, persons with whom the U.S. Holder does not deal at arm’s length, or the U.S. Holder together with all such persons has not owned 25% or more of the issued shares of any series or class of the Company’s capital stock. If the common shares constitute taxable Canadian property to a particular U.S. Holder, any capital gain arising on their disposition may be exempt from Canadian tax under the Convention if at the time of disposition the common shares do not derive their value principally from real property situated in Canada.

U.S. Federal Income Tax Considerations

Subject to the limitations described herein, the following discussion summarizes certain U.S. federal income tax consequences to a

U.S.	Holder of our common shares. A “U.S. Holder” means a holder of our common shares who is:

•	an individual who is a citizen or resident of the U.S. for U.S. federal income tax purposes;
•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the U.S. or under the laws of the U.S. or any political subdivision thereof, or the District of Columbia;
•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust (i) if, in general, a court within the U.S. is able to exercise primary supervision over its administration and one or more

U.S. persons have the authority to control all of its substantial decisions, or (ii) that has in effect a valid election under applicable U.S. Treasury Regulations to be treated as a U.S. person.

Unless otherwise specifically indicated, this discussion does not consider the U.S. tax consequences to a person that is not a U.S. Holder (a “Non-U.S. Holder”). This discussion considers only U.S. Holders that will own our common shares as capital assets (generally, for investment) and does not purport to be a comprehensive description of all of the tax considerations that may be relevant to each U.S. Holder’s decision to purchase our common shares.

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), current and proposed Treasury Regulations promulgated thereunder, and administrative and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. Holder in light of such holder’s individual circumstances. In particular, this discussion does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to U.S. Holders that are subject to special treatment, including U.S. Holders that:

•	are broker-dealers or insurance companies;
•	have elected market-to-market accounting;
•	are tax-exempt organizations or retirement plans;
•	are financial institutions or “financial services entities”;
•	hold our common shares as part of a straddle, “hedge” or “conversion transaction” with other investments;
•	acquired our common shares upon the exercise of employee stock options or otherwise as compensation;
•	own directly, indirectly or by attribution at least 10% of our voting power;
•	have a functional currency that is not the U.S. Dollar;
•	are grantor trusts;
•	are certain former citizens or long-term residents of the U.S.; or
•	are real estate trusts or regulated investment companies.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds our common shares, the tax treatment of the partnership and a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its own tax advisor as to its tax consequences.

In addition, this discussion does not address any aspect of state, local or non-U.S. laws or the possible application of U.S. federal gift or estate taxes.

Each holder of our common shares is advised to consult its own tax advisor with respect to the specific tax consequences to it of purchasing, holding or disposing of our common shares, including the applicability and effect of federal, state, local and foreign income tax and other laws to its particular circumstances.

Distributions

Subject to the discussion below under “Passive Foreign Investment Company Status,” a U.S. Holder will be required to include in gross income as ordinary dividend income the amount of any distribution paid on our common shares, including any non-U.S. taxes withheld from the amount paid, to the extent the distribution is paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Distributions in excess of such earnings and profits will be applied against and will reduce the U.S. Holder’s basis in our common shares and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of our common shares. The dividend portion of such distributions generally will not qualify for the dividends received deduction available to corporations.

Subject to the discussion below under “Passive Foreign Investment Company Status,” dividends that are received by U.S. Holders that are individuals, estates or trusts will be taxed at the rate applicable to long-term capital gains (a maximum rate of 20% for taxable years beginning after January 1, 2013), provided that such dividends meet the requirements of “qualified dividend income.” For this purpose, qualified dividend income generally includes dividends paid by a non-U.S. corporation if certain holding period and other requirements are met and the non-U.S. corporation is eligible for benefits of a comprehensive income tax treaty with the U.S., which benefits include an information exchange program and is determined to be satisfactory by the U.S. Secretary of the Treasury. The IRS has determined that the U.S.-Canada Tax Treaty is satisfactory for this purpose. Dividends that fail to meet such requirements, and dividends received by corporate U.S. Holders, are taxed at ordinary income rates. No dividend received by a U.S. Holder will be a qualified dividend (i) if the U.S. Holder held the common share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code Section 246(c), any period during which the U.S. Holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such common share (or substantially identical securities); or (ii) to the extent that the U.S. Holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the common share with respect to which the dividend is paid. If we were to be a “passive foreign investment company” (as such term is defined in the Code) for any taxable year, dividends paid on our common shares in such year or in the following taxable year would not be qualified dividends. In addition, a non-corporate U.S. Holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend will be taxed at ordinary income rates.

Distributions of current or accumulated earnings and profits paid in foreign currency to a U.S. Holder (including any non-U.S. taxes withheld therefrom) will be includible in the income of a U.S. Holder in a U.S. Dollar amount calculated by reference to the exchange rate on the day the distribution is received. A U.S. Holder that receives a foreign currency distribution and converts the foreign currency into U.S. dollars subsequent to receipt may have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which will generally be U.S. source ordinary income or loss.

U.S. Holders will have the option of claiming the amount of any non-U.S. income taxes withheld at source either as a deduction from gross income or as a dollar-for-dollar credit against their U.S. federal income tax liability. Individuals who do not claim itemized deductions, but instead utilize the standard deduction, may not claim a deduction for the amount of the non-U.S. income taxes withheld, but such amount may be claimed as a credit against the individual’s U.S. federal income tax liability. The amount of non-

U.S.    income taxes which may be claimed as a credit in any taxable year is subject to complex limitations and restrictions, which must be determined on an individual basis by each shareholder. These limitations include, among others, rules which limit foreign tax credits allowable with respect to specific classes of income to the U.S. federal income taxes otherwise payable with respect to each such class of income. A U.S. Holder will be denied a foreign tax credit with respect to non-U.S. income tax withheld from a dividend received on the common shares if such U.S. Holder has not held the common shares for at least 16 days of the 31-day period beginning on the date which is 15 days before the ex-dividend date with respect to such dividend, or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. Holder has substantially diminished its risk of loss on the common shares are not counted toward meeting the required 16-day holding period. Distributions of current or accumulated earnings and profits generally will be foreign source passive income for U.S. foreign tax credit purposes.

Disposition of Common Shares

Subject to the discussion below under “Passive Foreign Investment Company Status,” upon the sale, exchange or other disposition of our common shares, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder’s basis in such common shares, which is usually the cost of such shares, and the amount realized on the disposition. A U.S. Holder that uses the cash method of accounting calculates the U.S. Dollar value of the proceeds received on the sale as of the date that the sale settles, while a U.S. Holder that uses the accrual method of accounting is required to calculate the value of the proceeds of the sale as of the “trade date,” unless such U.S. Holder has elected to use the settlement date to determine its proceeds of sale. Capital gain from the sale, exchange or other disposition of common shares held more than one year is long-term capital gain, and is eligible for a reduced rate of taxation for individuals (currently a maximum rate of 20% for taxable years beginning after January 1, 2013). Gains recognized by a U.S. Holder on a sale, exchange or other disposition of common shares generally will be treated as U.S. source income for U.S. foreign tax credit purposes. A loss recognized by a U.S. Holder on the sale, exchange or other disposition of common shares generally is allocated to U.S. source income. The deductibility of capital losses recognized on the sale, exchange or other disposition of common shares is subject to limitations. A U.S. Holder that receives foreign currency upon disposition of common shares and converts the foreign currency into U.S. dollars subsequent to the settlement date or trade date (whichever date the taxpayer was required to use to calculate the value of the proceeds of sale) may have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. Dollar, which will generally be U.S. source ordinary income or loss.

Passive Foreign Investment Company Status

We would be a passive foreign investment company (a “PFIC”) if (taking into account certain “look-through” rules with respect to the income and assets of our corporate subsidiaries in which we own 25 percent (by value) of the stock) either (i) 75 percent or more of our gross income for the taxable year was passive income or (ii) the average percentage (by value) of our total assets that are passive assets during the taxable year was at least 50 percent.

If we were a PFIC, each U.S. Holder would (unless it made one of the elections discussed below on a timely basis) be taxable on gain recognized from the disposition of our common shares (including gain deemed recognized if the common shares are used as security for a loan) and upon receipt of certain “excess distributions” (generally, distributions that exceed 125% of the average amount of distributions in respect to such common shares received during the preceding three taxable years or, if shorter, during the U.S. Holder’s holding period prior to the distribution year) with respect to our common shares as if such income had been recognized ratably over the U.S. Holder’s holding period for the common shares. The U.S. Holder’s income for the current taxable year would include (as ordinary income) amounts allocated to the current taxable year and to any taxable year period prior to the first day of the first taxable year for which we were a PFIC. Tax would also be computed at the highest ordinary income tax rate in effect for each other taxable year period to which income is allocated, and an interest charge on the tax as so computed would also apply. Additionally, if we were a PFIC, U.S. Holders who acquire our common shares from decedents (other than nonresident aliens) would be denied the normally available step-up in basis for such shares to fair market value at the date of death and, instead, would have a tax basis in such shares equal to the decedent’s basis, if lower.

As an alternative to the tax treatment described above, a U.S. Holder could elect to treat us as a “qualified electing fund” (a “QEF”), in which case the U.S. Holder would be taxed currently, for each taxable year that we are a PFIC, on its pro rata share of our ordinary earnings and net capital gain (subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge). Special rules apply if a U.S. Holder makes a QEF election after the first taxable year in its holding period in which we are a PFIC. In the event that we conclude that we will be classified as a PFIC, we will make a determination at such time as to whether we will be able to provide U.S. Holders with the information that is necessary to make a QEF election. Amounts includable in income as a result of a QEF election will be determined without regard to our prior year losses or the amount of cash distributions, if any, received from us. A U.S. Holder’s basis in its common shares will increase by any amount included in income and decrease by any amounts not included in income when distributed because such amounts were previously taxed under the QEF rules. So long as a U.S. Holder’s QEF election is in effect with respect to the entire holding period for its common shares, any gain or loss realized by such holder on the disposition of its common shares held as a capital asset ordinarily will be capital gain or loss. Such capital gain or loss ordinarily would be long-term if such U.S. Holder had held such common shares for more than one year at the time of the disposition. For non- corporate U.S. Holders, long-term capital gain is generally subject to a maximum U.S. federal income tax rate of 15% for taxable years beginning on or before December 31, 2012. The QEF election is made on a shareholder-by-shareholder basis, applies to all common shares held or subsequently acquired by an electing U.S. Holder and can be revoked only with the consent of the IRS.

As an alternative to making the QEF election, a U.S. Holder of PFIC stock which is publicly traded may in certain circumstances avoid certain of the tax consequences generally applicable to holders of a PFIC by electing to mark the stock to market and recognizing as ordinary income or loss, each taxable year that we are a PFIC, an amount equal to the difference as of the close of the taxable year between the fair market value of the PFIC stock and the U.S. Holder’s adjusted tax basis in the PFIC stock. Special rules apply if a U.S. Holder makes a mark-to-market election after the first taxable year in its holding period in which we are a PFIC. Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. Holder under the election for prior taxable years. This election is available for so long as the Company’s common shares constitute “marketable stock,” which includes stock of a PFIC that is “regularly traded” on a “qualified exchange or other market.” Generally, a “qualified exchange or other market” includes a national market system established pursuant to Section 11A of the Exchange Act, or a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located and that has certain characteristics. A class of stock that is traded on one or more qualified exchanges or other markets is “regularly traded” on an exchange or market for any calendar year during which that class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter, subject to special rules relating to an initial public offering. It is not entirely clear whether either the OTCBB or TSXV are qualified exchanges or other markets, or whether there will be sufficient trading volume with respect to the Company’s common shares, and accordingly, whether the common shares will be “marketable stock” for these purposes. Furthermore, there can be no assurances that the Company’s common shares will continue to trade on any of the exchanges listed above.

We believe we were not a PFIC for the year ending December 31, 2015 and do not expect to be classified as a PFIC for the year ending December 31, 2016. However, PFIC status is determined as of the end of each taxable year and is dependent on a number of factors, including the value of our passive assets, the amount and type of our gross income, and our market capitalization. Therefore, there can be no assurance that we will not become a PFIC for the current taxable year ending December 31, 2016 or in a future taxable year. We will notify U.S. Holders in the event we conclude that we will be treated as a PFIC for any taxable year.

Non–U.S. Holders

Except as described in “Information Reporting and Backup Withholding” below, a Non-U.S. Holder of common shares will not be subject to U.S. federal income or withholding tax on the payment of dividends on, or the proceeds from the disposition of, our common shares, unless, in the case of U.S. federal income taxes:

•	such item is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the U.S. and, in the case of a resident of a country which has a treaty with the U.S., such item is attributable to a permanent establishment or, in the case of an individual, a fixed place of business, in the U.S.; or

•	the Non-U.S. Holder is an individual who holds the common shares as a capital asset and is present in the U.S. for 183 days or more in the taxable year of the disposition of our common shares and certain other conditions are met.

Information Reporting and Backup Withholding

U.S. Holders (other than exempt recipients, such as corporations) generally are subject to information reporting requirements with respect to dividends paid on, or proceeds from the disposition of, our common shares. U.S. Holders are also generally subject to backup withholding (currently at a rate of 28%) on dividends paid on, or proceeds from the disposition of, our common shares unless the U.S. Holder provides IRS Form W-9 or otherwise establishes an exemption.

Non-U.S. Holders generally are not subject to information reporting or backup withholding with respect to dividends paid on, or proceeds from the disposition of, our common shares, provided that such Non-U.S. Holder provides taxpayer identification number, certifies to its foreign status, or otherwise establishes an exemption.

The amount of any backup withholding will be allowed as a credit against a U.S. or Non-U.S. Holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is furnished to the IRS.

F.	Dividends and Paying Agents

Not Applicable.

G.	Statements by Experts

The consolidated financial statements of POET Technologies Inc. as of December 31, 2015, 2014 and 2013 included herein, have been audited by Marcum LLP, our independent registered accounting firm for that period, 185 Asylum St, 17th Floor, Hartford, CT 06103, USA, as stated in their report appearing herein, and is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

H.	Documents on Display

The Company’s documents can be viewed at its Canadian office, located at: Suite 501, 121 Richmond Street West, Toronto, Ontario M5H 2K1, Canada. Further, we file reports under Canadian regulatory requirements on SEDAR; you may access our reports filed on SEDAR by accessing their website at www.sedar.com. The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the Exchange Act), and files reports, Annual Reports and other information with the SEC. The Company’s reports, Annual Reports and other information can be inspected on the SEC’s website at www.sec.gov and such information can also be inspected and copies ordered at the public reference facilities maintained by the SEC at the following location: 100 F Street NE, Washington, D.C. 20549.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

We maintain a corporate website at www.poet-technologies.com. Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report on Form 20-F. We have included our website address in this Annual Report on Form 20-F solely as an inactive textual reference.

I.	Subsidiary information

Not Applicable.

ITEM 11. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Short-term investments bear interest at fixed rates, and as such, are subject to interest rate risk resulting from changes in fair value from market fluctuations in interest rates. The Company does not depend on interest from its investments to fund its operations.

Exchange Rate Risk

The Company is exposed to foreign currency risk with the Canadian dollar. The Company maintains bank accounts and cash reserves in both currencies with the majority of reserves currently in Canadian dollars which has exposure to currency fluctuations. Most of the company’s operations are transacted in US dollars. A 10% change in the Canadian dollar would increase or decrease other comprehensive loss by $1,135,639.

The following table shows exchange rates, from CAD to USD, for the past six months:

Period	High (1)	Low (1)	Average (2)
February 2016	0.7408	0.7140	0.7250
January 2016	0.7228	0.6847	0.7057
December 2015	0.7494	0.7164	0.7294
November 2015	0.7645	0.7475	0.7533
October 2015	0.7756	0.7529	0.7652
September 2015	0.7611	0.7456	0.7537
Sept. 2015 — February 22, 2016	0.7756	0.6847	0.7386

__________________________________

(1)	Bank of Canada monthly average rates
(2)	Bank of Canada daily closing average rates

Market Risk

Market risk arises from the possibility that changes in market prices will affect the value of the financial instruments of the Company. The Company is exposed to fair value fluctuations on its cash equivalents. The Company’s other financial instruments (cash and accounts payable and accrued liabilities) are not subject to market risk, due to the short-term nature of these instruments.

ITEM 12. Description of Securities Other than Equity Securities

A.	Debt Securities

Not Applicable

B.	Warrants and Rights

Not Applicable.

C.	Other Securities

Not Applicable.

D.	American Depositary Shares

Not Applicable.

PART II

ITEM 13. Defaults, Dividend Arrearages and Delinquencies

Not Applicable.

ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not Applicable.

ITEM 15. Controls and Procedures

(a)	Disclosure Controls and Procedures

We have performed an evaluation of the effectiveness of our disclosure controls and procedures that are designed to ensure that the material financial and non-financial information required to be disclosed to the SEC is recorded, processed, summarized and timely reported. Based on our evaluation, our management, including the CEO and CFO, has concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this report are effective. Notwithstanding the foregoing, there can be no assurance that our disclosure controls and procedures will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be set forth in our reports.

(b)	Management’s Annual Report on Internal Control over Financial Reporting

The Company’s Board of Directors and management are responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control system was designed to provide reasonable assurance to management and the Board of Directors regarding the reliability of financial reporting and the preparation and fair presentation of its published consolidated financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2015. In making this assessment, it used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that assessment, management concluded that, as of December 31, 2015, the Company’s internal control over financial reporting is effective based on those criteria.

(c)	Attestation Report of Registered Public Accounting Firm

Not applicable.

(d)	Changes in Internal Controls over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2015 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. Audit Committee Financial Expert

Our Board of Directors has determined that Chris Tsiofas is the audit committee financial expert. The Board has determined that Mr. Tsiofas satisfies the criteria of “audit committee financial expert” within the meaning of Item 401(h) of regulation S-K and is independent in accordance with Rule 4200 of the Nasdaq Marketplace Rules.

ITEM 16B. Code of Ethics

In December 2007, our Board of Directors adopted a Code of Business Conduct and Ethics (the “Code”) that applies to all our employees, including without limitation our chief executive officer, chief financial officer and principal accounting officer. Our Code may be viewed on our website at www.poet-technologies.com and is filed as an Exhibit to this Annual Report. A copy of our Code may be obtained, without charge, upon a written request addressed to our investor relations department, 121 Richmond Street West, Suite 201, Toronto, Ontario M5H 2K1, Canada.

ITEM 16C. Principal Accountant Fees and Services Fees Paid to Independent Registered Public Accounting Firm

The following table sets forth, for each of the years indicated, the fees billed by our independent registered public accounting firm, Marcum LLP.

	Year Ended December 31,
Services Rendered	2015	2014
	(in US$)
Audit-Related Fees (1)	$69,000	$59,000
All Other Fees (2)	10,000	10,000
Total	79,000	69,000

__________________________

(1)	Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.
(2)	Tax fees relate to tax compliance, planning and advice.

Our Audit Committee, in accordance with its charter, reviews and pre-approves all audit services and permitted non-audit services (including the fees and other terms) to be provided by our independent auditors.

Not Applicable.

ITEM 16D. Exemptions from the Listing Standards for Audit Committees

Not Applicable.

ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable.

ITEM 16F. Change in Registrant’s Certifying Accountants

Not Applicable.

ITEM 16G. Corporate Governance

Not Applicable.

ITEM 16H. Mine Safety Disclosure

Not Applicable.

PART III

ITEM 17. Financial Statements

The Company’s consolidated financial statements are stated in U.S. dollars and are prepared in accordance with IFRS.

The consolidated financial statements required under ITEM 17 are attached hereto and found immediately following the text of this Annual Report and are incorporated by reference herein. The audit report of Marcum LLP, independent registered public accounting firm, is included herein immediately preceding the audited consolidated financial statements.

a.	Audited Financial Statements — for the years ended December 31, 2015, 2014 and 2013 and as of December 31, 2015, 2014 and 2013

ITEM 18. Financial Statements

The Company has elected to provide financial statements pursuant to ITEM 17.

ITEM 19. Exhibits

1.1	Certificate and Articles of Continuance*
1.2	Amended and Restated Bylaws**
4.1	Asset Purchase Agreement with Tracker Acquisition, Inc., dated December 17, 2012*
4.2	Agreement with BAE Systems Information And Electronic Systems Integration, Inc., dated May 21, 2008*
4.3	License Agreement with the University of Connecticut, dated April 28, 2003, as amended April 15, 2014*
4.4	Lease Agreement with the University of Connecticut, dated December 11, 2014.**
4.5	Agency Agreement with IBK Capital Corp., dated February 14, 2013*
4.6	Credit Agreement with TCA Global Credit Master Fund, LP, dated March 30, 2012*
4.7	Memorandum of Understanding with Ajit Manocha, dated July 3, 2014**
4.8	Letter of Agreement with Daniel DeSimone, dated March 28, 2014**
4.9	Executive Employment Agreement with Peter Copetti, dated June 30, 2014**
4.10	Shareholder Rights Plan Agreement between the Company and TMX Equity Transfer Services, Inc.**
4.11	Consulting Agreement with Dr. Geoff Taylor, dated January 12, 2015**
4.12	Employment Agreement with Stephane Gagnon, dated November 5, 2013*
4.13	Employment Agreement with Suresh Venkatesan, dated June 10, 2015 ***
4.14	Employment Agreement with Subhash Deshmukh, dated June 8, 2015 ***

4.15	2014 Stock Option Plan**
4.16	Form of Option Agreement*
4.17	Form of Warrant for Purchase of Common Shares*
4.18	Stock Specimen Certificate*
8.1	List of Subsidiaries: See ITEM 4.C.
11.1	Code of Business Conduct and Ethics **
12.1	Certification of Principal Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a)***
12.2	Certification of Principal Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a)***
13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002***
13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002***

_____________________

*Filed as an exhibit to the Company’s registration statement under the Securities and Exchange Act on Form 20-F/A on May 15, 2014 and incorporated herein by reference.

**Filed as an exhibit to the Company’s annual Form 20-F on April 13, 2015 and incorporated herein by reference.

***Filed herewith.

WHERE TO FIND ADDITIONAL INFORMATION

We file reports and other information with the Securities and Exchange Commission located at 100 F Street NE, Washington, D.C. 20549; you may obtain copies of our filings with the SEC by accessing their website located at www.sec.gov. Further, we file reports under Canadian regulatory requirements on SEDAR; you may access our reports filed on SEDAR by accessing their website at www.sedar.com.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL INFORMATION

The accompanying consolidated financial statements of the Company and other financial information contained in this Annual Report are the responsibility of management. The consolidated financial statements have been prepared in conformity with IFRS, using management’s best estimates and judgments, where appropriate. In the opinion of management, these consolidated financial statements reflect fairly the financial position and the results of operations and cash flows of the Company within reasonable limits of materiality. The financial information contained elsewhere in this Annual Report has been reviewed to ensure consistency with that in the consolidated financial statements.

To assist management in discharging these responsibilities, the Company maintains a system of procedures and internal control which is designed to provide reasonable assurance that its assets are safeguarded against loss from unauthorized use or disposition, that transactions are executed in accordance with management’s authorization and that the financial records form a reliable base for the preparation of accurate and reliable financial information.

The Board of Directors ensures that management fulfills its responsibilities for the financial reporting and internal control. The Board of Directors exercises this responsibility through its independent Audit Committee comprising a majority of unrelated and outside directors. The Audit Committee meets periodically with management and annually with the external auditors to review audit recommendations and any matters that the auditors believe should be brought to the attention of the Board of Directors. The Audit Committee also reviews the consolidated financial statements and recommends to the Board of Directors that the statements be approved for issuance to the shareholders.

The consolidated financial statements for the years ended December 31, 2015, 2014 and 2013 have been audited by Marcum LLP, independent registered public accounting firm, which has full and unrestricted access to the Audit Committee. Marcum’s report on the consolidated financial statements is presented herein.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

POET TECHNOLOGIES INC.

/s/ Suresh Venkatesan
CEO

Date: March 17, 2016

INDEPENDENT AUDITORS’ REPORT

To the Audit Committee of the

Board of Directors and Shareholders

of POET Technologies Inc.

We have audited the accompanying consolidated financial statements of POET Technologies Inc., which comprise the consolidated statements of financial position as at December 31, 2015, 2014 and 2013, and the consolidated statements of operations and deficit, comprehensive loss, changes in shareholders’ equity and cash flows for the years ended December 31, 2015, 2014 and 2013, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management's responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion the consolidated financial statements present fairly, in all material respects, the consolidated financial position of POET Technologies Inc. as at December 31, 2015, 2014 and 2013, and its consolidated financial performance and its consolidated cash flows for the years ended December 31, 2015, 2014 and 2013 in accordance with IFRS.

/s/ Marcum LLP

Hartford, CT

March 17, 2016

POET TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in US Dollars)

December 31,	2015	2014	2013
Assets
Current
Cash and cash equivalents	$14,409,996	$11,287,864	$3,260,967
Prepaids and other current assets	150,923	243,501	267,012
Marketable securities	-	-	397
	14,560,919	11,531,365	3,528,376
Property and equipment (Note 4)	947,107	1,058,860	903,792
Patents and licenses (Note 5)	426,813	260,721	125,676
	$15,934,839	$12,850,946	$4,557,844
Liabilities

Current
Accounts payable and accrued liabilities (Note 6)	$515,421	$451,724	$256,027

Shareholders' Equity
Share capital (Note 7(b))	81,027,171	61,688,953	42,911,455
Warrants (Note 8)	2,013,747	6,458,659	8,135,590
Contributed surplus (Note 9)	25,618,159	23,616,664	20,261,067
Accumulated other comprehensive loss	(2,388,987)	(584,552)	(11,593)
Deficit	(90,850,672)	(78,780,502)	(66,994,702)
	15,419,418	12,399,222	4,301,817
	$15,934,839	$12,850,946	$4,557,844

Commitments and contingencies (Note 11)

On behalf of the Board of Directors

/s/ Suresh Venkatesan	/s/ Chris Tsiofas
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

POET TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Expressed in US Dollars)

For the Years Ended December 31,	2015	2014	2013
Costs and expenses
General and administration (Note 16)	$8,614,109	$9,677,705	$6,284,288
Research and development (Note 16)	3,532,492	2,277,927	1,925,974
Investment income, including interest	(76,431)	-	(18,371)
Loss before the following	12,070,170	11,955,632	8,191,891
Other income (Note 2)	-	169,832	342,874
Net loss	(12,070,170)	(11,785,800)	(7,849,017)
Deficit, beginning of year	(78,780,502)	(66,994,702)	(59,145,685)
Net loss	(12,070,170)	(11,785,800)	(7,849,017)
Deficit, end of year	$(90,850,672)	$(78,780,502)	$(66,994,702)
Basic and diluted loss per share (Note 10)	$(0.07)	$(0.08)	$(0.06)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Expressed in US Dollars)

For the Years Ended December 31,	2015	2014	2013
Net loss	$(12,070,170)	$(11,785,800)	$(7,849,017)
Other comprehensive loss - net of income taxes Exchange differences on translating foreign operations	(1,804,435)	(572,959)	(255,422)
Comprehensive loss	$(13,874,605)	$(12,358,759)	$(8,104,439)

The accompanying notes are an integral part of these consolidated financial statements.

POET TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(Expressed in US Dollars)

For the Years Ended December 31,	2015	2014	2013
Share Capital
Beginning balance	$61,688,953	$42,911,455	$40,225,401
Funds from the exercise of warrants and compensation warrants	9,373,245	8,404,265	37,111
Fair value of warrants and compensation warrants exercised	4,444,912	3,545,406	23,387
Warrant exercise incentive	-	(31,712)	-
Funds from the exercise of stock options	2,703,436	1,481,716	152,502
Fair value assigned to stock options exercised	2,816,625	1,261,156	121,368
Funds from private placements	-	4,546,000	7,189,200
Fair value of warrants and compensation warrants issued	-	(1,869,231)	(4,308,292)
Share issue costs	-	-	(529,222)
Common shares issued for reduction of license fee	-	1,439,898	-

December 31,	81,027,171	61,688,953	42,911,455

Special Voting Share
Beginning balance	-	-	100
Cancellation of special voting share	-	-	(100)
December 31,	-	-	-

Warrants
Beginning balance	6,458,659	8,135,590	3,850,685
Fair value of warrants and compensation warrants issued	-	1,869,231	4,308,292
Fair value of warrants and compensation warrants exercised	(4,444,912)	(3,545,406)	(23,387)
Fair value of expired warrants	-	(756)	-

December 31,	2,013,747	6,458,659	8,135,590

Contributed Surplus
Beginning balance	23,616,664	20,261,067	16,361,282
Stock-based compensation	4,818,120	4,615,997	4,021,153
Fair value of stock options exercised	(2,816,625)	(1,261,156)	(121,368)
Fair value of expired warrants	-	756	-

December 31,	25,618,159	23,616,664	20,261,067

Accumulated Other Comprehensive Income
Beginning balance	(584,552)	(11,593)	243,829
Other comprehensive loss attributable to common shareholders - translation adjustment	(1,804,435)	(572,959)	(255,422)

December 31,	(2,388,987)	(584,552)	(11,593)

Deficit
Beginning balance	(78,780,502)	(66,994,702)	(59,145,685)
Net loss	(12,070,170)	(11,785,800)	(7,849,017)

December 31,	(90,850,672)	(78,780,502)	(66,994,702)

Total shareholders' equity	$15,419,418	$12,399,222	$4,301,817

The accompanying notes are an integral part of these consolidated financial statements.

POET TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in US Dollars)

For the Years Ended December 31,	2015	2014	2013
CASH (USED IN) PROVIDED BY:
OPERATING ACTIVITIES
Net loss	$(12,070,170)	$(11,785,800)	$(7,849,017)
Adjustments for:
Depreciation of property and equipment (Note 4)	276,139	210,717	60,738
Amortization of patents and licenses (Note 5)	43,722	26,238	12,797
Product warranty reserve	-	-	(25,999)
Stock-based compensation (Note 9)	4,818,120	4,615,997	4,021,153
Shares issued for reduction of license fee (Note 7(b))	-	1,439,898	-
Net change in non-cash working capital accounts:	(6,932,189)	(5,492,950)	(3,780,328)
Accounts receivable	-	-	96,749
Prepaid and other current assets	92,578	23,908	(163,726)
Accounts payable and accrued liabilities	63,697	195,697	24,124
Cash flows from operating activities	(6,775,914)	(5,273,345)	(3,823,181)
INVESTING ACTIVITIES
Purchase of property and equipment (Note 4)	(164,386)	(365,785)	(882,860)
Purchase of patents and licenses (Note 5)	(209,814)	(161,283)	(62,923)
Cash flow from investing activities	(374,200)	(527,068)	(945,783)
FINANCING ACTIVITIES
Issue of common shares for cash, net of issue costs	12,076,681	14,400,269	6,849,591
Cash flow from financing activities	12,076,681	14,400,269	6,849,591
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH
EQUIVALENTS	(1,804,435)	(572,959)	(255,422)
NET CHANGE IN CASH AND CASH EQUIVALENTS	3,122,132	8,026,897	1,825,205
CASH AND CASH EQUIVALENTS, beginning of year	11,287,864	3,260,967	1,435,762
CASH AND CASH EQUIVALENTS, end of year	$14,409,996	$11,287,864	$3,260,967

The accompanying notes are an integral part of these consolidated financial statements.

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

1.	DESCRIPTION OF BUSINESS

POET Technologies Inc. is incorporated in the Province of Ontario. POET Technologies Inc. (and its subsidiaries ODIS Inc. ("ODIS") and Opel Solar Inc., both operating in the US, collectively, the "Company") is the developer of the planar opto-electronic technology (“POET”) platform semiconductor process IP for monolithic fabrication of integrated circuit devices containing both electronic and optical elements on a single die. The Company's head office is located at 121 Richmond Street West, Suite 501, Toronto, Ontario, Canada M5H 2K1. These consolidated financial statements of the Company were approved by the Board of Directors of the Company on March XXX, 2016.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements of the Company and its subsidiaries were prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB").

The preparation of financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed below:

Basis of presentation

These consolidated financial statements include the accounts of POET Technologies Inc. and its subsidiaries. All intercompany balances and transactions have been eliminated on consolidation.

Foreign currency translation

These consolidated financial statements are presented in U.S. dollars ("USD"), which is the Company's presentation currency.

Items included in the financial statements of each of the Company's subsidiaries are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities not denominated in the functional currency of an entity are recognized in the statement of operations and deficit.

Assets and liabilities of entities with functional currencies other than U.S. dollars are translated into the presentation currency at the year end rates of exchange, and the results of their operations are translated at average rates of exchange for the year. The resulting translation adjustments are included in accumulated other comprehensive loss in shareholders' equity. Additionally, foreign exchange gains and losses related to certain intercompany loans that are permanent in nature are included in accumulated other comprehensive loss.

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Financial Instruments

Financial instruments are required to be classified as one of the following: held-to-maturity; loans and receivables, fair value through profit or loss; available-for-sale or other financial liabilities.

The Company's financial instruments include cash and cash equivalents, accounts payable and accrued liabilities. The Company designated its cash and cash equivalents as fair value through profit or loss and its accounts payable and accrued liabilities as other financial liabilities.

Fair value through profit or loss financial assets are measured at fair value with gains and losses recognized in operations. Financial assets, loans and receivables and other financial liabilities are measured at amortized cost. Available-for-sale financial assets are measured at fair value with unrealized gains and losses recognized in other comprehensive loss.

Fair value of a financial instrument is the amount of consideration that would be agreed upon in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act. The fair value of a financial instrument on initial recognition is the transaction price, which is the fair value of the consideration given or received. Subsequent to initial recognition, the fair value of a financial instrument that is quoted in active markets is based on the bid price for a financial asset held and the offer price for a financial liability. When an independent price is not available, fair value is determined by using a valuation methodology that refers to observable market data. Such a valuation technique includes comparisons with a similar financial instrument where an observable market price exists, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants. If no reliable estimate can be made, the Company measures the financial instrument at cost less impairment as a last resort.

Property and equipment

Property and equipment are recorded at cost. Depreciation is calculated based on the estimated useful life of the asset using the following method and useful lives:

Machinery and equipment	Straight Line, 5 years
Leasehold improvements	Straight Line, 5 years or life of the lease, whichever is less
Office equipment	Straight Line, 5 years

Patents and licenses

Patents and licenses are recorded at cost and amortized on a straight line basis over 12 years. Ongoing maintenance costs are expensed as incurred.

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Impairment of long-lived assets

The Company’s tangible and intangible assets are reviewed for indications of impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. An assessment is made at each reporting date whether there is any indication that an asset may be impaired.

An impairment loss is recognized when the carrying amount of an asset exceeds its recoverable amount. Impairment losses are recognized in profit and loss for the year. The recoverable amount is the greater of the asset’s fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit ("CGU") to which the asset belongs.

An impairment loss is reversed if there is an indication that there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. The Company did not record an impairment loss in 2015, 2014 or 2013.

Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, deferred income taxes are provided on differences between the financial reporting and income tax bases of assets and liabilities and on income tax losses available to be carried forward to future years for tax purposes. Deferred income taxes are measured using the substantively enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. Valuation allowances are provided to reduce deferred income tax assets to the amount expected to be realized.

Other income - Government Grants

Government grants received exclusively from the Department of Defense of the United States of America and NASA, relating to research and development, are recognized as other income, net, based on the agreed upon milestones of the projects. Other income earned on government grants in 2015 was nil (2014 - $169,832, 2013 - $342,874).

Interest income

Interest income on cash and cash equivalents classified as fair value through profit or loss is recognized as earned using the effective interest method.

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Research and development costs

Research costs are expensed in the year incurred. Development costs are also expensed in the year incurred unless the Company believes a development project meets IFRS criteria as set out in IAS 38, Intangible Assets, for deferral and amortization. IAS 38 requires all reseach costs be charged to expense while development costs are capitalised only after technical and commercial feasibility of the asset for sale or use have been established. This means that the entity must intend and be able to complete the intangible asset and either use it or sell it and be able to demonstrate how the asset will generate future economic benefits. The Company has not met the the criteria set out in IAS 38, therefore no deferral has been recognized.

Stock-based compensation

Stock options and warrants awarded to non employees are accounted for using the fair value of the instrument awarded or service provided whichever is considered more reliable. Stock options and warrants awarded to employees are accounted for using the fair value method. The fair value of such stock options and warrants granted is recognized as an expense on a proportionate basis consistent with the vesting features of each tranche of the grant. The fair value is calculated using the Black-Scholes option pricing model with assumptions applicable at the date of grant.

Loss per share

Basic loss per share is calculated by dividing net loss by the weighted average number of common shares outstanding during the year. Diluted loss per share is calculated by dividing net loss by the weighted average number of common shares outstanding during the year after giving effect to potentially dilutive financial instruments. The dilutive effect of stock options and warrants is determined using the treasury stock method.

The following new accounting policy was adopted on January 1, 2015: Financial instruments

IFRS 9, Financial Instruments, replaces IAS 39, Financial Instruments: Recognition and Measurement. The

new standard requires entities to classify financial assets as being measured either at amortized cost or fair value depending on the business model and contractual cash flow characteristics of the asset. For financial liabilities, IFRS 9 requires an entity choosing to measure a liability at fair value to present the portion of the change in its fair value due to change in the entity’s own credit risk in the other comprehensive income rather than in the statement of profit or loss. The adoption of this policy did not impact the Company's consolidated financial statements.

3.	RECENT ACCOUNTING PRONOUNCEMENTS

The following is a summary of recent accounting pronouncements that may affect the Company.

IFRS 15, Revenue from Contracts with Customers ("IFRS 15"). The IASB issued IFRS 15, which is effective for annual years beginning on or after January 1, 2017. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time and over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The Company is in the process of assessing the impact of this standard on its consolidated financial statements.

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

4.	PROPERTY AND EQUIPMENT

	Construction in progress	Leashold improvements	Machinery and equipment	Office equipment	Total
Cost
Balance, January 1, 2013	$-	$-	$27,500	$2,335	$29,835
Additions (1)		-	931,449	6,411	937,860
Balance, December 31, 2013	-	-	958,949	8,746	967,695
Additions	3,152	-	314,973	47,660	365,785
Balance, December 31, 2014	3,152	-	1,273,922	56,406	1,333,480
Additions	7,024	5,896	126,181	25,285	164,386
Reclassification	(10,176)	10,176	-	-	-
Balance,December 31, 2015	-	16,072	1,400,103	81,691	1,497,866
Accumulated Depreciation
Balance, January 1, 2013		-	2,750	415	3,165
Depreciation for the year		-	59,250	1,488	60,738
Balance, December 31, 2013	-	-	62,000	1,903	63,903
Depreciation for the year	-	-	203,008	7,709	210,717
Balance, December 31, 2014	-	-	265,008	9,612	274,620
Depreciation for the year	-	3,104	258,190	14,845	276,139
Balance, December 31, 2015	-	3,104	523,198	24,457	550,759
Carrying Amounts
At December 31, 2013	$-	$-	$896,949	$6,843	$903,792
At December 31, 2014	$3,152	$-	$1,008,914	$46,794	$1,058,860
At December 31, 2015	$-	$12,968	$876,905	$57,234	$947,107

(1)	Included in 2013 additions is $55,000 in deposits that were paid in 2012 and included in prepaids and other current assets.

5.	PATENTS AND LICENSES

Cost
Balance, January 1, 2013	$103,229
Additions	62,923
Balance, December 31, 2013	166,152
Additions	161,283
Balance, December 31, 2014	327,435
Additions	209,814
Balance, December 31, 2015	537,249
Accumulated Depreciation
Balance, January 1, 2013	27,679
Amortization	12,797
Balance, December 31, 2013	40,476
Amortization	26,238
Balance, December 31, 2014	66,714
Amortization	43,722
Balance, December 31, 2015	110,436
Carrying Amounts
At December 31, 2013	$125,676
At December 31, 2014	$260,721
At December 31, 2015	$426,813

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

6.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

December 31,	2015	2014	2013
Trade payable	$337,564	$79,406	$94,824
Payroll related liabilities	104,788	113,338	89,243
Accrued liabilities	73,069	258,980	71,960
	$515,421	$451,724	$256,027

7.	SHARE CAPITAL

(a)	AUTHORIZED

Unlimited number of common shares

One special voting share

(b)	COMMON SHARES ISSUED

	Number of Shares	Amount
Balance, January 1, 2013	117,528,615	$40,225,401
Shares issued on the exercise of stock options	607,500	152,502
Fair value of stock options exercised	-	121,368
Shares issued on private placement	14,400,000	7,189,200
Fair value of warrants and compensation warrants issued	-	(4,308,292)
Share issue costs	-	(529,222)
Shares issued on the exercise of warrants and compensation warrants	140,000	37,111
Fair value of warrants exercised	-	23,387
Balance, December 31, 2013	132,676,115	42,911,455
Shares issued on the exercise of stock options	4,824,950	1,481,716
Fair value of stock options exercised	-	1,261,156
Shares issued on private placements	7,692,307	4,546,000
Fair value of warrants and compensation warrants issued	-	(1,869,231)
Shares issued on the exercise of warrants and compensation warrants	19,384,712	8,404,265
Fair value of warrants and compensation warrants exercised	-	3,545,406
Warrant exercise incentive	-	(31,712)
Shares issued for reduction of license fee	2,000,000	1,439,898
Balance, December 31, 2014	166,578,084	61,688,953
Shares issued on the exercise of stock options	8,106,300	2,703,436
Fair value of stock options exercised	-	2,816,625
Shares issued on the exercise of warrants and compensation warrants	22,413,431	9,373,245
Fair value of warrants exercised	-	4,444,912
Balance, December 31, 2015	197,097,815	$81,027,171

On February 14, 2013, the Company completed a brokered private placement financing for gross proceeds aggregating $7,189,200 ($7,200,000 CAD). The Company issued 14,400,000 units, at a price of $0.499 ($0.50 CAD) per unit. Each unit consists of one common share and one common share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share of the Company at a price of $0.748 ($0.75 CAD) per share for a period of two years. The agents received cash commissions in the aggregate of $503,244 ($504,000 CAD) and 1,440,000 compensation warrants in connection with the private placement. Each compensation warrant entitles the holder to purchase one common share of the Company at $0.499 ($0.50 CAD) per share for a period of three years. Additional issue costs amounted to $25,978 ($26,017 CAD).

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

7.	SHARE CAPITAL (Continued)

The fair value of the warrants and compensation warrants was estimated using the Black-scholes option pricing model with the following assumptions: dividend yield of 0%, interest rate of 1.16% and 1.24%, volatility of 121% and 111.35% and estimated life of 2 and 3 years. The estimated fair value assigned to the warrants and compensation warrants was $3,825,178 ($3,844,400 CAD) and $483,114 ($483,840 CAD) respectively.

On February 13, 2014, the Company completed a $4,546,000 ($5,000,000 CAD) private placement financing. The financing consisted of 7,692,307 units at a price of $0.59 ($0.65 CAD) per unit. Each unit comprised one common share and one common share purchase warrant. One warrant allows the holder to acquire one additional common share of the Company at an exercise price of $0.91 ($1.00 CAD) per share for a year of 2 years, expiring on February 12, 2016. No commission was payable with respect to this financing.

The fair value of the warrants was estimated using the Black-Scholes option pricing model with the following assumptions: dividend yield of 0%, interest rate of 1.017%, volatility of 92.22% and estimated life of 2 years. The estimated fair value assigned to the warrants was $1,869,231 ($2,076,923 CAD).

During 2014, the Company paid $31,712 ($35,000 CAD) as incentives for the exercise of warrants.

(c)	SPECIAL VOTING SHARE

On June 5, 2007, one (1) special voting share was issued in conjunction with a Support and Trust Agreement entered into amongst POET Technologies Inc, OPEL Solar Inc ("OSI"). and Equity Transfer & Trust Company. The special voting share was returned to treasury and cancelled on June 21, 2013.

8.	WARRANTS

The following table reflects the continuity of warrants:

	Average Exercise Price	Number of Warrants	Historical Fair value
Balance, January 1, 2013	$0.33	26,778,569	$3,850,685
Warrants issued	0.75	14,400,000	3,825,178
Compensation warrants issued	0.50	1,440,000	483,114
Exercised	0.17	(140,000)	(23,387)
Balance, December 31, 2013	0.48	42,478,569	8,135,590
Warrants issued	0.91	7,692,307	1,869,231
Expired	0.29	(3,500)	(756)
Exercised	0.43	(19,384,712)	(3,545,406)
Balance, December 31, 2014	0.61	30,782,664	6,458,659
Warrants and compensation warrants exercised	0.42	(22,413,431)	(4,444,912)
Balance, December 31, 2015	$0.79	8,369,233	$2,013,747

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

8.	WARRANTS (Continued)

As at December 31, 2015 the following warrants were outstanding:

	Number of Warrants	Historical Fair Value ($)	Historical Exercise Price ($)	Expiry Date
Warrants	6,734,577	1,636,402	0.91	February 12, 2016
Compensation warrants	515,355	172,899	0.50	February 14, 2016
Compensation warrants	38,040	6,659	0.22	June 22, 2016
Compensation warrants	11,250	2,006	0.22	July 31, 2016
Compensation warrants	33,111	5,998	0.22	September 7, 2016
Compensation warrants	536,900	98,681	0.22	September 13, 2016
Compensation warrants	500,000	91,102	0.22	September 27, 2016
	8,369,233	2,013,747	0.79

These warrants were issued in Canadian dollars and are exercisable at prices ranging from $0.23 CAD and $1.00 CAD.

9.	STOCK OPTIONS AND CONTRIBUTED SURPLUS

Stock Options

On June 12, 2015, shareholders of the Company approved amendments to the Company's fixed 20% stock option plan (as amended, referred to as the "2015 Plan"). Under the 2015 Plan, the board of directors may grant options to acquire common shares of the Company to qualified directors, officers, employees and consultants. The 2015 Plan provides that the number of common shares issuable pursuant to options granted under the 2015 Plan and pursuant to other previously granted options is limited to 36,326,000 (the “Number Reserved”). Any subsequent increase in the Number Reserved must be approved by shareholders of the Company and cannot, at the time of the increase, exceed 20% of the number of issued and outstanding shares. The stock options vest in accordance with the policies determined by the Board of Directors from time to time consistent with the provisions of the 2015 Plan which grants discretion to the Board of Directors.

Stock option transactions and the number of stock options outstanding were as follows:

	Number of Options	Weighted average Exercise Price
Balance, January 1, 2013	17,602,750	$0.35
Expired/cancelled	(572,500)	0.53
Exercised	(607,500)	0.25
Granted	7,310,000	0.46
Balance, December 31, 2013	23,732,750	0.38
Expired/cancelled	(825,000)	1.01
Exercised	(4,824,950)	0.31
Granted	6,155,000	1.26
Balance, December 31, 2014	24,237,800	0.61
Expired/cancelled	(1,068,000)	1.13
Exercised	(8,106,300)	0.43
Granted (1)	11,655,000	1.19
Balance, December 31, 2015	26,718,500	$0.89

(1)   Of the 11,655,000 options granted during the year, 187,000 options granted at $0.65 per share have been granted conditional on TSX Venture Exchange and shareholder approval of an increase to the Company's stock option plan at the Company's 2016 annual general meeting.

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

9.	STOCK OPTIONS AND CONTRIBUTED SURPLUS (Continued)

During the year, the Company granted 11,655,000 (2014 - 6,155,000, 2013 - 7,310,000) stock options to officers, employees and consultants of the Company to purchase common shares at an average price of $1.19 (2014 - $1.26, 2013 - $0.46) per share.

During the year, the Company recorded stock-based compensation of $4,818,120 (2014 - $4,615,997, 2013 -

$4,021,153) relating to stock options that vested during the year.

The stock options granted were valued using the Black-Scholes option pricing model using the following assumptions:

	2015	2014	2013
Weighted average exercise price	$1.19	$1.26	$0.46
Weighted average risk-free interest rate	0.98%	1.58%	1.75%
Weighted average dividend yield	0%	0%	0%
Weighted average volatility	102.7%	102%	113%
Weighted average estimated life	5 years	5 years	5 years
Weighted average share price	$1.19	$1.26	$0.46

Share price on the various grant dates were:	2015	2014	2013
First grant	$1.31	$1.31	$0.53
Second grant	1.59	1.10	0.50
Third grant	1.33	1.64	0.44
Fourth grant	1.14	1.13	0.46
Fifth grant	1.13	-	0.47
Sixth grant	1.25	-	0.42
Seventh grant	1.19	-	0.43
Eight grant	0.83	-	-
Ninth grant	0.72	-	-
Tenth grant	0.63	-	-
Eleventh grant	0.74	-	-
Twelfth grant	0.62	-	-
Thirteenth grant	0.65	-	-

The underlying expected volatility was determined by reference to the Company's historical share price movements, its dividend policy and dividend yield and past experience relating to the expected life of granted stock options.

The weighted average remaining contractual life and weighted average exercise price of options outstanding and of options exercisable as at December 31, 2015 are as follows:

Options Outstanding			Options Exercisable
Exercise Range	Number Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Number Exercisable	Average Weighted Exercise Price
$0.11 - $0.25	2,860,000	$0.23	2.03	2,860,000	$0.23
$0.28 - $0.31	532,500	$0.28	1.92	532,500	$0.28
$0.34 - $0.37	65,000	$0.33	4.64	65,000	$0.33
$0.38 - $0.86	7,219,000	$0.46	2.44	7,119,000	$0.46
$0.87 - $1.64	16,042,000	$1.19	4.19	4,332,500	$1.21
	26,718,500	$0.89	3.44	14,909,000	$0.63

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

9.	STOCK OPTIONS AND CONTRIBUTED SURPLUS (Continued)

Contributed Surplus

The following table reflects the continuity of contributed surplus:

Amount
Balance, January 1, 2013	16,361,282
Stock-based compensation	4,021,153
Fair value of stock options exercised	(121,368)
Balance, December 31, 2013	20,261,067
Stock-based compensation	4,615,997
Fair value of stock options exercised	(1,261,156)
Fair value of expired warrants	756
Balance, December 31, 2014	23,616,664
Stock-based compensation	4,818,120
Fair value of stock options exercised	(2,816,625)
Balance, December 31, 2015	$25,618,159

10.	LOSS PER SHARE

December 31,	2015	2014	2013
Numerator
Net loss	$(12,070,170)	$(11,785,800)	$(7,849,017)
Denominator
Weighted average number of
common shares outstanding	185,091,882	156,488,296	130,743,149
Weighted average number of common
shares outstanding - diluted	185,091,882	156,488,296	130,743,149
Basic and diluted loss per share	$(0.07)	$(0.08)	$(0.06)

The effect of common share purchase options, warrants, compensation warrants and shares to be issued on the net loss in 2015, 2014 and 2013 is not reflected as they are anti-dilutive.

11.	COMMITMENTS AND CONTINGENCIES

The Company has two operating leases for development operations expiring March 31, 2016 and January 31, 2017 and one operating lease for its head office space expiring March 31, 2016.

Rent expense under these leases was $204,987 for the year ended December 31, 2015 (2014 - $153,398, 2013 - $118,068).

Remaining minimum annual rental payments to the lease expiration dates are as follows:

December 31, 2016	$133,612
January 1, 2017 through 2019	28,380
$161,992

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

12.	RELATED PARTY TRANSACTIONS

Compensation to key management personnel were as follows:

December 31,	2015	2014	2013

Salaries	$1,979,601	$1,363,417	$867,231
Share-based payments (1)	3,283,361	1,167,245	1,481,517

Total	$5,262,962	$2,530,662	$2,348,748

(1)    Share-based payments are the fair value of options granted to key management personnel and expensed during the year as calculated using the Black-Scholes model.

During the year ended December 31, 2014, the Company settled $100,000 that was advanced to the former CEO of the Company. The amount was non interest bearing and short-term in nature. The Company settled the amount due from the former CEO in return for a reduction in his compensation and certain other entitlements.

In 2014, the former CEO of the Company received a severance package of $185,000 to be paid over one year. The full amount of the severance package was accounted for in 2014.

The Company paid or accrued $104,790 in fees and disbursements for the year ended December 31, 2015 (2014 - $174,549, 2013 - $91,316) to a law firm, of which a director is counsel, for legal services rendered to the Company.

All transactions with related parties have occurred in the normal course of operations and are measured at the exchange amounts, which are the amounts of consideration established and agreed to by the related parties.

13.	SEGMENT INFORMATION

The Company and its subsidiary operates in a single segment; the design of semi-conductor products for military and industrial applications. The Company’s operating and reporting segment reflects the management reporting structure of the organization and the manner in which the chief operating decision maker regularly assesses information for decision making purposes, including the allocation of resources. A summary of the Company's operating segment is below:

ODIS Inc. (“ODIS”)

Odis is the developer of the POET platform semiconductor process IP for monolithic fabrication of integrated circuit devices containing both electronic and optical elements on a single die.

On a consolidated basis, the Company operates geographically in the United States and Canada. Geographical information is as follows:

	2015
As of December 31,	US	Canada	Consolidated
Current assets	$3,055,947	$11,504,972	$14,560,919
Property and equipment	924,443	22,664	947,107
Patents and licenses	426,813	-	426,813
Total Assets	$4,407,203	$11,527,636	$15,934,839

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

13.	SEGMENT INFORMATION (Continued)

	2015
	US	Canada	Consolidated
For the year ended December 31,
General and administration	$6,622,514	$1,991,595	$8,614,109
Research and development	3,532,492	-	3,532,492
Investment income	-	(76,431)	(76,431)
Net Loss	$10,155,006	$1,915,164	$12,070,170

	2014
As of December 31,	US	Canada	Consolidated
Current assets	$3,106,274	$8,425,091	$11,531,365
Property and equipment	1,054,636	4,224	1,058,860
Patents and licenses	260,721	-	260,721
Total Assets	$4,421,631	$8,429,315	$12,850,946

	US	Canada	Consolidated
For the year ended December 31,
General and administration	$5,827,262	$3,850,443	$9,677,705
Research and development	2,277,927	-	2,277,927
Other income	(169,832)	-	(169,832)
Net Loss	$7,935,357	$3,850,443	$11,785,800

	2013
As of December 31,	US	Canada	Consolidated
Current assets	$640,538	$2,887,838	$3,528,376
Property and equipment	903,792	-	903,792
Patents and licenses	125,676	-	125,676
	$1,670,006	$2,887,838	$4,557,844

	US	Canada	Consolidated
For the year ended December 31,
General and administration	$2,922,008	$3,362,280	$6,284,288
Research and development	1,925,974	-	1,925,974
Investment income	(18,371)	-	(18,371)
Other income	(342,874)	-	(342,874)
	$4,486,737	$3,362,280	$7,849,017

Note: Certain 2013 and 2014 amounts have been reclassified to conform with the current year's presentation.

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

14.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company's financial instruments consist of cash and cash equivalents and accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The Company estimates that the fair value of these instruments approximates fair value due to their short term nature.

The Company has classified financial assets and (liabilities) as follows:

December 31,	2015	2014	2013
Fair value through profit or loss, measured at fair value:
Cash	$14,409,996	$11,287,864	$3,260,967
Other liabilities, measured at amortized cost:
Accounts payable and accrued liabilities	$(515,421)	$(451,724)	$(256,027)

Financial instruments recorded at fair value on the balance sheet are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 - valuation based on quoted prices (unadjusted) observed in active markets for identical assets or liabilities.

Level 2 - valuation techniques based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly or indirectly.

Level 3 - valuation techniques based on inputs for the asset or liability that are not based on observable market data.

Cash and cash equivalents were determined using level 1 inputs.

Exchange Rate Risk

The functional currency of each of the entities included in the accompanying consolidated financial statements is the local currency where the entity is domiciled. Functional currencies include the US and Canadian dollar. Most transactions are conducted in functional currencies. As such, none of the entities included in the consolidated financial statements engage in hedging activities. The Company is exposed to a foreign currency risk with the Canadian dollar. A 10% change in the Canadian dollar would increase or decrease other comprehensive loss by $1,135,639.

Liquidity Risk

The Company currently does not maintain credit facilities. The Company's existing cash and cash resources are considered sufficient to fund operating and investing activities through 2016.

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

15.	CAPITAL MANAGEMENT

In the management of capital, the Company includes shareholders' equity (excluding accumulated other comprehensive income and deficit) and cash. The components of capital on December 31, 2015 were:

Cash and cash equivalents	$14,409,996
Shareholders' equity	$108,659,077

The Company's objective in managing capital is to ensure that financial flexibility is present to increase shareholder value through growth and responding to changes in economic and/or market conditions; to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business and to safeguard the Company’s ability to obtain financing should the need arise.

In maintaining its capital, the Company has a strict investment policy which includes investing its surplus capital only in highly liquid, highly rated financial instruments.

The Company reviews its capital management approach on an ongoing basis. There were no changes in the Company’s approach to capital management during the year.

16.	EXPENSES

Research and development costs can be analysed as follows:

For the Year Ended December 31,	2015	2014	2013
Wages and benefits	$1,241,054	$899,758	$692,105
Subcontract fees	1,560,819	582,943	558,073
Stock-based compensation	552,416	641,176	565,246
Supplies	178,203	154,050	110,550
	$3,532,492	$2,277,927	$1,925,974
General and administrative costs can be analysed as follows:
Stock-based compensation	$4,265,704	$3,974,821	$3,455,907
General expenses	1,012,340	662,672	558,560
Professional fees	812,115	907,794	632,159
Wages and benefits	1,306,051	1,700,600	831,950
Management and consulting fees	665,771	595,667	581,203
Rent	232,265	159,298	150,974
Depreciation and amortization	319,863	236,955	73,535
Shares issued as reduction of license fee (Note 18)	-	1,439,898	-
	$8,614,109	$9,677,705	$6,284,288

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

17.	INCOME TAXES

The following table reconciles the expected income tax recovery at the Canadian statutory income tax rate of 26.5% for 2015 (2014 - 26.5%, 2013 - 26.5%) to the amounts recognized in operations.

For the Year Ended December 31,	2015	2014	2013
Net loss	$12,070,170	$11,785,800	$7,849,017
Expected income tax recovery	3,198,595	3,123,200	2,566,600
Changes from:

Amounts not deductible for tax purposes	(1,276,802)	(1,604,700)	(1,052,000)
Other non-deductible items	(2,700)	(6,100)	(18,400)
Deductible share issuance costs	56,000	100,000	99,000
Effect of prior years' loss adjustment	-	171,600	-
Unrecognized tax losses	(2,854,093)	(2,347,300)	(1,422,513)
Foreign tax differential	879,000	563,300	(172,687)

Income tax recovery recognized	$-	$-	$-

The following table reflects future income tax assets at December 31:

	2015	2014	2013
Resource assets	$1,024,271	$1,024,271	$1,024,271
Gross unamortized share issue costs	328,119	544,278	884,000
Canadian non-capital losses	9,451,357	7,544,985	3,931,000
Canadian capital losses	-	-	2,950,943
US non-capital losses	58,742,322	52,682,069	48,797,000
	69,546,069	61,795,603	57,587,214
Unrecognized deferred tax assets	(69,546,069)	(61,795,603)	(57,587,214)
Future income tax assets recognized	$-	$-	$-

Note: 2013 future tax assets have been adjusted to reflect the gross value of the assets.

18.	REDUCTION OF LICENSE FEE

In 2014 the University of Connecticut agreed to convert certain royalty rights into a significant investment in the Company. The parties agreed to restructure the payment provisions of the License Agreement by reducing royalty payments to three percent (3%) of amounts received from unaffiliated third parties in respect of the exploitation of the Intellectual Property defined in the License Agreement, in consideration for 2,000,000 common shares of the Company. The common shares were valued at $1,439,898 (CAD

$1,580,000). The market value of shares was determined using the quoted market price of the Company's stock on the TSX.V on the date of the agreement between the Company and the University of Connecticut.

19.	SUBSEQUENT EVENT

Subsequent to the year end, the company received $1,965,327 from the exercise of 2,686,947 warrants and 628,000 stock options.