Form 20-F/A
period 2015-12-31
POET TECHNOLOGIES INC.
filed 2016-03-18
CIK 1437424

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

 Amendment No. 1

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

☐ Item 17 ☐ Item 18

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (“Amendment No. 1”) to the Annual Report on Form 20-F of POET Technologies Inc. (the “Company”) for the fiscal year ended December 31, 2015, filed on March 17, 2016 (the “2015 Form 20-F”), amends the Company’s 2015 Form 20-F to correct the following:

1.	Bullet 4 on page 16 – “the realignment of all foundry activities may result in some minor delays in the Company's Q1 2017 milestones”

2.	Page 30 – Chris Tsiofas age is noted as 487

The correction to the above noted statements are:

1.	Bullet 4 on page 16 – “the realignment of all foundry activities may result in some minor delays in the Company's Q1 2016 milestones”

2.	Page 30 – Chris Tsiofas age is corrected to 48

Other than as set forth herein, the Company has not modified or updated any other disclosures and has made no changes to the items or sections in the Company’s 2015 Form 20-F. Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in any part of the Company’s 2015 Form 20-F or reflect any events that have occurred after the 2015 Form 20-F was filed on March 17, 2016. The filing of this Amendment No. 1 should not be understood to mean that any other statements contained in the original filing are true and complete as of any date subsequent to March 17, 2016. Accordingly, this Amendment No. 1 should be read in conjunction with the 2015 Form 20-F and the documents filed with or furnished to the Securities and Exchange Commission by the Company subsequent to March 17, 2016, including any amendments to such documents.

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

The Company:

1.	Has successfully produced numerous distinct devices using the POET process, including on-chip, continuous-wave lasers and switching lasers with the potential for eliminating chip-to-chip metallic interconnects, complementary hetero-structure field effect transistors (HFETs), optical thyristors, and resonant cavity detectors.

2.	Continues to establish Process Design Kits (“PDKs”) with an initial focus on the components essential for the design of monolithically integrated VCSEL based optical transceivers. PDKs comprise a library of design rules and parameters for the POET technology that can eventually enable POET and its partners to implement the POET fabrication process into their preferred products.

3.	Is utilizing Synopsys’ and Coventor’s tools and services to help develop PDKs. PDKs will initially be used by POET and its 3rd party chip developers to create integrated opto-electronic transceiver product prototypes.

4.	Is continuing to consider foundry relationships with commercial pure-play 6” foundry suppliers. In 2015, the Company signed a VCSEL Manufacturing Process Transfer agreement with Anadigics (ANAD) for early prototyping and initial development and a Manufacturing Services agreement with Wavetek (WTK) for long term manufacturing. Wavetek, which is a wholly owned subsidiary of United Microelectronics Corporation (UMC), is a pure-play semiconductor foundry based in Taiwan. In addition, the Company has signed an epitaxial wafer supply agreement with Epiworks, which is a leading provider of MOCVD wafers to the electronics and optical industry. These relationships are helping to accelerate the “Lab-to-Fab” transition of the POET technology to a 6" wafer scale. These engagements will provide the baseline process flow in a manufacturing environment and enable the demonstration of product prototypes. As Anadigics became a takeover target towards the end of the year, the Company decided to de-emphasize its engagement with Anadigics as of the end of 2015 to avoid any potential operational uncertainties. The Company has placed its focus and priority on developing our technology with Wavetek. The realignment of all foundry activities may result in some minor delays in the Company's Q1 2016 milestones tied to device demonstration. The Company is working closely with Wavetek to recover the schedules and complete the necessary device demonstrations on time.

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

F.	Tabular Disclosures of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2015:

POET Technologies Inc.

	Payments due by period (US$)
Contractual Obligations	Total	<1 year	1-3 years	3-5 years	>5 years

Operating Lease Obligations	$161,992	$133,612	$28.380	$-	$-

G.	Safe Harbor

See “Forward Looking Statements” on page 1 of this Annual Report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our Directors and Officers as of the date of this Annual Report.

Name	Positions	Age	Date First Elected or Appointed a Director or Officer
Peter Copetti	Executive Co-Chairman	51	June 8, 2012
Ajit Manocha (3)	Executive Co-Chairman and Director	64	July 7, 2014
Dr. Suresh Venkatesan	Chief Executive Officer and Director	49	June 11, 2015
Dr. Subhash Deshmukh	Chief Operating Officer	54	June 8, 2015
Kevin Barnes	Treasurer and Chief Financial Officer	44	December 1, 2012
Stephane Gagnon	Former Chief Operating Officer	43	November 14, 2013
Dr. Geoff Taylor	Founder and Chief Scientist	71	April 2, 2013
John F. O’Donnell(2)(3)	Corporate Governance and Nominating Committee Chair and Director	69	February 14, 2012
Chris Tsiofas (1)(2)(3)	Audit and Compensation Committee Chair and Director	48	August 21, 2012
Todd A. DeBonis (2)	Director	51	April 8, 2015
David E. Lazovsky (1)	Director	44	April 8, 2015
Mohandas Warrior (1)	Director	55	June 15, 2015

______________________

(1)	Member of Audit Committee
(2)	Member of Compensation Committee
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

Date: March 18, 2016

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