Form 20-F
period 2016-12-31
POET TECHNOLOGIES INC.
filed 2017-04-18
CIK 1437424

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . .. . . . . . .

Commission file number: 000-55135

POET TECHNOLOGIES INC.

(Exact name of Registrant as specified in its charter)

Ontario, Canada

(Jurisdiction of incorporation or organization)

1107 – 120 Eglinton Avenue East Toronto, Ontario, M4P 1E2, Canada

(Address of principal executive offices)

Suresh Venkatesan, CEO 780 Montague Expressway

Ste 107

San Jose, California 95131

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

☐ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐	Accelerated Filer ☒
Non-Accelerated Filer ☐	Emerging Growth Company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☒

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

☐ Item 17 ☐ Item 18

POET TECHNOLOGIES INC.

FORM 20-F ANNUAL REPORT

INTRODUCTION

POET Technologies Inc. is organized under the Business Corporations Act (Ontario). In this Annual Report, the “Company”, “we”, “our” “POET” and “us” refer to POET Technologies Inc. and its subsidiaries (unless the context otherwise requires). We refer you to the documents attached as exhibits hereto for more complete information than may be contained in this Annual Report. Our principal Canadian corporate offices are located at Suite 1107, 120 Eglinton Avenue East, Toronto, Ontario M4P 1E2, Canada. Our principal operations office is located in the U.S. at Suite 107, 780 Montague Expressway, San Jose, CA, 95131. Our telephone number in Toronto is (416) 368-9411.

We file reports and other information with the Securities and Exchange Commission (“SEC”) located at 100 F Street NE, Washington, D.C. 20549. You may obtain copies of our filings with the SEC by accessing their website located at www.sec.gov. We also file reports under Canadian regulatory requirements on SEDAR; you may access our reports filed on SEDAR by accessing the website www.sedar.com.

Business of POET Technologies Inc.

POET and its subsidiaries are developers of opto-electronic and photonic fabrication processes, devices and products. The company's vision is to enable the integration of photonics and electronics through both monolithic and hybrid approaches to design and packaging.  Integration is fundamental to increasing functional scaling and lowering the cost of current photonic solutions that drive applications in data communications, consumer products and industrial sensing.  Leveraging both Gallium Arsenide (GaAs) and Indium Phosphide (InP) technology platforms, POET believes that its advanced processes for active photonic devices and innovative passive components provide a unique and differentiated combination that will enable substantial improvements in component cost, size and performance over current photonic solutions.

During the year ended December 31, 2016, the Company generated revenues of $1,861,747 and gross profit of $481,909. The Company currently operates at a loss. The loss for 2016 was $13,224,684. 100% of the Company’s revenue was generated over a seven and half month period by its subsidiary DenseLight Semiconductor Pte. Ltd. (“DenseLight”), which it acquired on May 11, 2016.

During 2016, the Company spent $2,519,820 on research and development activities directly related to the development and commercialization of the POET process or the development of photonic sensing products. $6,041,942 was spent on selling, marketing and administration expenses which included costs relating to the acquisition of two companies, ancillary costs related to a $9,349,254 public offering and costs associated with being a publicly traded company. The Company had non-cash operating costs of $5,591,830, which included depreciation, and amortization of $1,521,566 and the fair value of stock-based compensation of $4,070,264. Other items included in the 2016 loss were: $63,522 of impairment loss, $46,738 loss on the disposition of property and equipment, $66,872 of interest and government grant income and $283,130 of recovered contingent consideration related to the acquisition of DenseLight. The Company also had deferred income tax recovery of $207,257.

We have yet to commercialize the POET technology. To date, proceeds from the issuance of its common shares have financed the Company’s continuing operations and research and development initiatives.

As of December 31, 2016, we had over $17.1 million in current assets and approximately $1.6 million of accounts payable and accrued liabilities. We are confident that the current level of working capital is sufficient to support the Company beyond 2017 as we work toward the goal of monetizing the POET process and increasing the sales of the Company’s photonic products.

Financial and Other Information

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in United States Dollars (“US$” or “$”).

Forward-Looking Statements

This Annual Report on Form 20-F and other publicly available documents, including the documents incorporated herein and therein by reference contain forward-looking statements and information within the meaning of U.S. and Canadian securities laws. Forward-looking statements and information can generally be identified by the use of forward- looking terminology or words, such as, “continues”, “with a view to”, “is designed to”, “pending”, “predict”, “potential”, “plans”, “expects”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, and similar expressions or variations thereon, or statements that events, conditions or results “can”, “might”, “will”, “shall”, “may”, “must”, “would”, “could”, or “should” occur or be achieved and similar expressions in connection with any discussion, expectation, or projection of future operating or financial performance, events or trends. Forward- looking statements and information are based on management’s current expectations and assumptions, which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict.

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

A. Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The selected financial data of the Company for the years ended December 31, 2016, 2015 and 2014 was derived from the audited annual consolidated financial statements of the Company, which have been audited by Marcum LLP, independent registered public accounting firm. Selected financial data of the Company for the years ended December 31, 2013 and 2012 was derived from the consolidated financial statements of the Company, which are not included in this Annual Report.

The information contained in the selected financial data for the 2016, 2015 and 2014 years is qualified in its entirety by reference to the Company’s consolidated financial statements and related notes included under the heading “ITEM 17. Financial Statements” and should be read in conjunction with such financial statements and with the information appearing under the heading “ITEM 5.

Operating and Financial Review and Prospects.” Except where otherwise indicated, all amounts are presented in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Since its formation, the Company has financed its operations from public and private sales of equity securities, proceeds received upon the exercise of warrants and stock options, research and development contracts from U.S. government agencies, sales of the Company’s photonic products and, prior to 2012, by sales of solar energy equipment products. The Company has never been profitable, so its ability to finance operations has been dependent on equity financings. While the Company has been generating revenue from the sale of its photonic sensing products, we believe that it will also need to rely on the sale of its equity securities to provide funds for its activities. We believe the Company is well capitalized, nevertheless the Company may affect a future financing if an appropriate opportunity presents itself. See ITEM 3.D. “Risk Factors.”

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future.

The following consolidated financial information is separated between continuing and discontinued operations.

Consolidated Statements of Operations
Under International Financial Reporting Standards

(US$)

	2016	2015	2014	2013	2012
Revenue	$1,861,747	$-	$-	$-	$-
Cost of sales	1,379,838	-	-	-	-
Gross margin	481,909	-	-	-	-
Operating Expenses
Selling, marketing and administration	11,260,576	8,614,109	9,677,705	6,284,288	3,023,471
Research and development	2,893,016	3,532,492	2,277,927	1,925,974	1,093,998
Impairment loss	63,522	-	-	-	-
Loss on disposal of property and equipment	46,738	-	-	-	-
Other income, including interest	(66,872)	(76,431)	(169,832)	(361,245)	(238,806)
Operating expenses	14,196,980	12,070,170	11,785,800	7,849,017	3,878,663

Net loss from operations	(13,715,071)	(12,070,170)	(11,785,800)	(7,849,017)	(3,878,663)
Change in fair value contingent consideration	(283,130)	-	-	-	-
Net loss before income tax recovery	(13,431,941)	(12,070,170)	(11,785,800)	(7,849,017)	(3,878,663)
Income tax recovery	(207,257)	-	-	-	-
Net loss for the year
Loss from continuing operations	(13,224,684)	(12,070,170)	(11,785,800)	(7,849,017)	(3,878,663)
Loss from discontinued operations, net of taxes	-	-	-	-	(4,685,449)
Net loss	(13,224,684)	(12,070,170)	(11,785,800)	(7,849,017)	(8,564,112)
Deficit, beginning of year	(90,850,672)	(78,780,502)	(66,994,702)	(59,145,685)	(50,442,457)
Divestiture of non-controlling interest	-	-	-	-	(139,116)
Deficit, end of year	$(104,075,356)	$(90,850,672)	$(78,780,502)	$(66,994,702)	$(59,145,685)
Basic and diluted loss per share:	$(0.06)	$(0.07)	$(0.08)	$(0.06)	$(0.08)
Continuing operations	$(0.06)	$(0.07)	$(0.08)	$(0.06)	$(0.04)
Discontinued operations	$-	$-	$-	$-	$(0.04)

Consolidated Statements of Discontinued Operations
Under International Financial Reporting Standards
(US$)

	Years Ended December 31,
	2016	2015	2014	2013	2012
Revenue	$—	$—	$—	$—	$617,728
Costs and Expenses
Cost of Goods Sold	—	—	—	—	1,117,282
General and Administration	—	—	—	—	3,380,117
Research and Development	—	—	—	—	611,644
Investment Income, including interest	—	—	—	—	(3,044)
Total Expenses	—	—	—	—	5,105,999

Net Operating Income (Loss) from Discontinued Operations	—	—	—	—	(4,488,271)
Loss on Divestiture of Subsidiaries	—	—	—	—	(197,178)
Net Income (Loss) from Discontinued Operations	—	—	—	—	(4,685,449)
Attributable to non-controlling interest	—	—	—	—	—
Attributable to equity shareholders	$—	$—	$—	$—	$(4,685,449)

Consolidated Statements of Financial Position
Under International Financial Reporting Standards
(US$)

	December 31,
Assets	2016	2015	2014	2013	2012
Cash	$14,376,282	$14,409,996	$11,287,864	$3,260,967	$1,435,762
Short-term investments	589,275
Accounts and Other Receivable	292,849	—	—	—	96,749
Prepaids and Other Current Assets	758,917	150,923	243,501	267,012	158,257
Inventory	1,116,880	—	—	—	—
Marketable Securities	—	—	—	397	426
Assets Available for Sale	—	—	—	—	606,413
Property and Equipment	9,364,210	947,107	1,058,860	903,792	26,670
Patents and Licenses	449,676	426,813	260,721	125,676	75,550
Intangible assets	876,865	—	—	—	—
Goodwill	7,681,003	—	—	—	—
Total Assets	$35,505,957	$15,934,839	$12,850,946	$4,557,844	$2,399,827
Liabilities
Accounts Payable and Accrued Liabilities	$1,624,344	$515,421	$451,724	$256,027	$231,903
Product Warranty	—	—	—	—	25,899
Disposal Group Liabilities	—	—	—	—	606,413
Deferred tax liability	1,596,307	—	—	—	—
Deferred rent	42,665	—	—	—	—
Total Liabilities	3,263,316	515,421	451,724	256,027	864,215
Shareholders’ Equity
Share Capital	103,357,862	81,027,171	61,688,953	42,911,455	40,225,401
Special Voting Share	—	—	—	—	100
Warrants	5,985,378	2,013,747	6,458,659	8,135,590	3,850,685
Contributed Surplus	29,062,874	25,618,159	23,616,664	20,261,067	16,361,282
Accumulated Other Comprehensive Income (loss)	(2,088,117)	(2,388,987)	(584,552)	(11,593)	243,829
Deficit	(104,075,356)	(90,850,672)	(78,780,502)	(66,994,702)	(59,145,685)
Total Shareholders’ Equity	32,242,641	15,419,418	12,399,222	4,301,817	1,535,612
Total Liabilities and Shareholders’ Equity	$35,505,957	$15,934,839	$12,850,946	$4,557,844	$2,399,827

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

Risks Related to Our Business

The process of developing new, technologically advanced products in semiconductor manufacturing and photonics products is highly complex and uncertain, and we cannot guarantee a positive result.

The development of new, technologically advanced products is a complex and uncertain process requiring frequent innovation, highly-skilled engineering and development personnel and significant capital, as well as the accurate anticipation of technological and market trends. We cannot assure you that we will be able to identify, develop, manufacture, market or support new or enhanced products successfully or on a timely basis. Further, we cannot assure you that our new products will gain market acceptance or that we will be able to respond effectively to product introductions by competitors, technological changes or emerging industry standards. We also may not be able to develop the underlying core technologies necessary to create new products and enhancements, license these technologies from third parties, or remain competitive in our markets.

Customer demand is difficult to forecast accurately and, as a result, we may be unable to match production with customer demand.

We make planning and spending decisions, including determining the levels of business that we will seek and accept, production schedules, component procurement commitments, personnel needs and other resource requirements, based on our estimates of product demand and customer requirements. Our products are typically sold pursuant to individual purchase orders. While our customers may provide us with their demand forecasts, they are typically not contractually committed to buy any quantity of products beyond firm purchase orders. Furthermore, many of our customers may increase, decrease, cancel or delay purchase orders already in place without significant penalty. The short-term nature of commitments by our customers and the possibility of unexpected changes in demand for their products reduce our ability to accurately estimate future customer requirements. If any of our customers decrease, stop or delay purchasing our products for any reason, we will likely have excess manufacturing capacity or inventory and our business and results of operations would be harmed.

If our customers do not qualify our products for use on a timely basis, our results of operations may suffer.

Prior to the sale of new products, our customers typically require us to “qualify” our products for use in their applications. At the successful completion of this qualification process, we refer to the resulting sales opportunity as a “design win.” Additionally, new customers often audit our manufacturing facilities and perform other evaluations during this qualification process. The qualification process involves product sampling and reliability testing and collaboration with our product management and engineering teams in the design and manufacturing stages. If we are unable to accurately predict the amount of time required to qualify our products with customers, or are unable to qualify our products with certain customers at all, then our ability to generate revenue could be delayed or our revenue would be lower than expected and we may not be able to recover the costs associated with the qualification process or with our product development efforts, which would have an adverse effect on our results of operations.

The markets in which we operate are highly competitive, which could result in lost sales and lower revenues.

The market for optical components and modules is highly competitive and this competition could result in our existing customers moving their orders to our competitors. We are aware of a number of companies that have developed or are developing optical component products, including LEDs, lasers, pluggable components, modules and subsystems, among others, that compete directly with our current and proposed product offerings.

Some of our current competitors, as well as some of our potential competitors, have longer operating histories, greater name recognition, broader customer relationships and industry alliances and substantially greater financial, technical and marketing resources than we do. We may not be able to compete successfully with our competitors and aggressive competition in the market may result in lower prices for our products and/or decreased gross margins. Any such development could have a material adverse effect on our business, financial condition and results of operations.

Our products, including those sold by predecessor company, OPEL Solar, could contain defects that may cause us to incur significant costs or result in a loss of customers or subject us to claims for which we may not be fully insured.

Our predecessor company, Opel Solar, sold solar systems and products between 2007 and 2012, and some of those products may still be under warranty. We have not undertaken to quantify the size of that warranty obligation and it is not recorded on our balance sheet because it is not determinable. Although we carry product liability insurance, this insurance may not adequately cover our costs arising from defects or warranty claims related to those products.

Our current products sold by DenseLight are complex and undergo quality testing as well as formal qualification by our customers. Our customers’ testing procedures are limited to evaluating our products under likely and foreseeable failure scenarios and over varying amounts of time. For various reasons, such as the occurrence of performance problems that are unforeseeable in testing or that are detected only when products age or are operated under peak stress conditions, our products may fail to perform as expected long after customer acceptance. Failures could result from faulty components or design, problems in manufacturing or other unforeseen reasons. As a result, we could incur significant costs to repair or replace defective products under warranty, particularly when such failures occur in installed systems. Our products are typically embedded in, or deployed in conjunction with, our customers’ products, which incorporate a variety of components, modules and subsystems and may be expected to interoperate with modules produced by third parties. As a result, not all defects are immediately detectable and when problems occur, it may be difficult to identify the source of the problem. While we have not experienced material failures in the past, we will continue to face this risk going forward because our products are widely deployed in many demanding environments and applications worldwide. In addition, we may in certain circumstances honor warranty claims after the warranty has expired or for problems not covered by warranty to maintain customer relationships. Any significant product failure could result in litigation, damages, repair costs and lost future sales of the affected product and other products, divert the attention of our engineering personnel from our product development efforts and cause significant customer relations problems, all of which would harm our business. Although we carry product liability insurance, this insurance may not adequately cover our costs arising from defects in our products or otherwise.

The business that we acquired did not have a history of profitable operations. Our ability to successfully manage our manufacturing operations is essential to our overall success, and if we fail to do so, our financial results will suffer.

At the time of the acquisition of DenseLight Semiconductors, Pte. Ltd. in May of 2016, the company had been operating at a loss for several years and was at a minimum staffing level. Since the acquisition we have committed substantial capital and management attention to improving the operation, increasing sales and driving to profitability. Even though substantial changes in the management and personnel have been made, the results to date have been less than anticipated and more improvement will be required in order to make the DenseLight operation profitable. We cannot guarantee that our efforts to improve the DenseLight operation will be successful, and if they are not, the operation will continue to need capital and attention from the senior management of the Company and our financial results may suffer as a result.

If we encounter manufacturing problems or if manufacturing at our Singapore operation is discontinued for any reason, including an industrial or workplace accident, we may lose sales and damage our customer relationships, or be subject to claims for which we may not be fully insured.

We may experience delays, disruptions or quality control problems in our manufacturing operations. These and other factors may cause less than acceptable yields at our wafer fabrication facility. Manufacturing yields depend on a number of factors, including the quality of available raw materials, the degradation or change in equipment calibration and the rate and timing of the introduction of new products. Changes in manufacturing processes required as a result of changes in product specifications, changing customer needs and the introduction of new products may significantly reduce our manufacturing yields, resulting in low or negative margins on those products. In addition, because of our wafer size, we use equipment that is not readily available on the open market and for which spare parts and qualified service people may not be available. If any of our key equipment were to be damaged or destroyed for any reason, our manufacturing process would be severely disrupted. Any such manufacturing problems would likely delay product shipments to our customers, which would negatively affect our sales, competitive position and reputation.

Our operations in Singapore are subject to government regulations that protect the workplace safety of employees. We strive to maintain an accident-free workplace, but we cannot guarantee that industrial accidents will not take place, or that we will not be subject to liability for these and other workplace related claims. We have obtained insurance policies to protect the Company against claims for workplace related claims, but we cannot guarantee that these and other insurance policies carried by the Company will be sufficient to cover the full costs of such claims, which could have a material adverse effect on the Company.

We have limited operating history in the AOC market, and our business could be harmed if this market does not develop as we expect.

The initial target market for our GaAs-based photonic engine is the Active Optical Cable (AOC) market and we have no experience in selling products in this market. We may not be successful in developing a product for this market and even if we do, it may never gain widespread acceptance by large data center operators. If our expectations for the growth of the AOC market are not realized, our financial condition or results of operations may be adversely affected.

We depend on a limited number of suppliers and key contract manufacturers who could disrupt our business and technology development activities if they stopped, decreased, delayed or were unable to meet our demand for shipments of their products or manufacturing of our products.

We depend on a limited number of suppliers of epitaxial wafers and contract manufacturers for both our GaAs and InP development and production activities. Some of these suppliers are sole source suppliers. We typically have not entered into long-term agreements with our suppliers. As a result, these suppliers generally may stop supplying us materials and other components at any time. Our reliance on a sole supplier or limited number of suppliers could result in delivery problems, reduced control over technology development, product development, pricing and quality, and an inability to identify and qualify another supplier in a timely manner. Some of our suppliers that may be small or under-capitalized may experience financial difficulties that could prevent them from supplying us materials and other components. In addition, our suppliers, including our sole source suppliers, may experience manufacturing delays or shut downs due to circumstances beyond their control such as earthquakes, floods, fires, labor unrest, political unrest or other natural disasters.

Any supply deficiencies relating to the quality or quantities of materials or equipment we use to manufacture our products could materially and adversely affect our ability to fulfill customer orders and our results of operations. Lead times for the purchase of certain materials and equipment from suppliers have increased and in some cases have limited our ability to rapidly respond to increased demand, and may continue to do so in the future. To the extent we introduce additional contract manufacturing partners, introduce new products with new partners and/or move existing internal or external production lines to new partners, we could experience supply disruptions during the transition process. In addition, due to our customers’ requirements relating to the qualification of our suppliers and contract manufacturing facilities and operations, we cannot quickly enter into alternative supplier relationships, which prevents us from being able to respond immediately to adverse events affecting our suppliers.

Our international business and operations expose us to additional risks.

Products shipped to customers located outside Canada and the United States account for a majority of our revenues. In addition, we have significant tangible assets located outside the United States. Our manufacturing facilities are located in Singapore. Conducting business outside Canada and the United States subjects us to a number of additional risks and challenges, including:

•	periodic changes in a specific country's or region's economic conditions, such as recession;
•	licenses and other trade barriers;
•	the provision of services may require export licenses;
•	environmental regulations;
•	certification requirements;
•	fluctuations in foreign currency exchange rates;
•	inadequate protection of intellectual property rights in some countries;
•	preferences of certain customers for locally produced products;
•	potential political, legal and economic instability, foreign conflicts, and the impact of regional and global infectious illnesses in the countries in which we and our customers, suppliers and contract manufacturers are located;
•	Canadian and U. S. and foreign anticorruption laws;
•	seasonal reductions in business activities in certain countries or regions; and
•	fluctuations in freight rates and transportation disruptions.

These factors, individually or in combination, could impair our ability to effectively operate one or more of our foreign facilities or deliver our products, result in unexpected and material expenses, or cause an unexpected decline in the demand for our products in certain countries or regions. Our failure to manage the risks and challenges associated with our international business and operations could have a material adverse effect on our business.

If we fail to attract and retain key personnel, our business could suffer.

Our future success depends, in part, on our ability to attract and retain key personnel, including executive management. Competition for highly skilled technical personnel is extremely intense and we may face difficulty identifying and hiring qualified engineers in many areas of our business. We may not be able to hire and retain such personnel at compensation levels consistent with our existing compensation and salary structure. Our future success also depends on the continued contributions of our executive management team and other key management and technical personnel, each of whom would be difficult to replace. The loss of services of these or other executive officers or key personnel or the inability to continue to attract qualified personnel could have a material adverse effect on our business.

Our prior acquisitions created a large amount of goodwill, which may have to be impaired in the future and as a result may adversely affect our financial results. In addition, past and any future acquisitions may adversely affect our financial condition and results of operations.

As part of our business strategy, we have in the past and may in the future pursue acquisitions of companies that we believe could enhance or complement our current product portfolio, augment our technology roadmap or diversify our revenue base. Acquisitions involve numerous risks, any of which could harm our business, including:

•	difficulties integrating the acquired business;
•	unanticipated costs, capital expenditures, liabilities or changes to product development efforts;
•	difficulties integrating the business relationships with suppliers and customers of the acquired business with our existing operations;
•	acts or omissions by the acquired company prior to the acquisition that may subject us to unknown risks or liabilities;
•	risks associated with entering markets in which we have little or no prior experience;
•	potential loss of key employees, particularly those of the acquired organizations; and
•	diversion of financial and management resources from our existing business;

Our prior acquisitions have resulted, and future acquisitions may result in the recording of goodwill and other intangible assets subject to potential impairment in the future, adversely affecting our operating results. We may not achieve the anticipated benefits of an acquisition if we fail to evaluate it properly, and we may incur costs in excess of what we anticipate. A failure to evaluate and execute an acquisition appropriately or otherwise adequately address these risks may adversely affect our financial condition and results of operations.

Our predecessor company received and our current companies receive and expect to receive in the future subsidies and other types of funding from government agencies in the locations in which we operate. The funding agreements stipulate that if we do not comply with various covenants, including eligibility requirements, and/or do not achieve certain pre-defined objectives, those government agencies may reclaim all or a portion of the funding provided. If this were to occur, we would either not be in a position to repay the claimed amounts or would have to borrow large sums in order to do so, which would adversely affect our financial condition.

Our predecessor company Opel Solar, received research and development grants from the United States Air Force and from NASA; our recently acquired subsidiary company, DenseLight Semiconductor, Pte, Ltd. is expected to receive funding for new product development activities conducted in Singapore from the Economic Development Board; and we expect that our recently acquired subsidiary company BB Photonics U.K., may also apply for certain grants to defer the cost of development in the U.K. The rules for eligibility vary widely across government agencies, are complex and may be subject to different interpretations. Furthermore, some of the grants set pre-defined development or spending objectives, which we may not achieve. We cannot guarantee that one or more agencies will not seek repayment of all or a portion of the funds provided, and if this were to occur, we would have to borrow large sums in order to make the repayments, which would adversely affect our financial condition.

We may be subject to disruptions or failures in information technology systems and network infrastructures that could have a material adverse effect on our business and financial condition.

We rely on the efficient and uninterrupted operation of complex information technology systems and network infrastructures to operate our business. A disruption, infiltration or failure of our information technology systems as a result of software or hardware malfunctions, system implementations or upgrades, computer viruses, third-party security breaches, employee error, theft or misuse, malfeasance, power disruptions, natural disasters or accidents could cause a breach of data security, loss of intellectual property and critical data and the release and misappropriation of sensitive competitive information and partner, customer, and employee personal data. Any of these events could harm our competitive position, result in a loss of customer confidence, cause us to incur significant costs to remedy any damages and ultimately materially adversely affect our business and financial condition.

We have a history of large operating losses. We may not be able to sustain profitability in the future and as a result we may not be able to maintain sufficient levels of liquidity.

We have historically incurred losses and negative cash flows from operations since our inception. As of December 31, 2016, we had an accumulated deficit of $104,075,356. For the years ended December 31, 2016 and December 31, 2015, we incurred losses from operations before income taxes of $13,431,941 and $12,070,170, respectively.

As of December 31, 2016, we held $14,965,557 in cash and short-term investments, and we had working capital of $15,509,859.

The optical communications industry is subject to significant operational fluctuations. In order to remain competitive we incur substantial costs associated with research and development, qualification, production capacity and sales and marketing activities in connection with products that may be purchased, if at all, long after we have incurred such costs. In addition, the rapidly changing industry in which we operate, the length of time between developing and introducing a product to market, frequent changing customer specifications for products, customer cancellations of products and general down cycles in the industry, among other things, make our prospects difficult to evaluate. As a result of these factors, it is possible that we may not (i) generate sufficient positive cash flow from operations; (ii) raise funds through the issuance of equity, equity-linked or convertible debt securities; or (iii)  otherwise have sufficient capital resources to meet our future capital or liquidity needs. There are no guarantees we will be able to generate additional financial resources beyond our existing balances.

We may not be able to obtain additional capital when desired, on favorable terms or at all.

We operate in a market that makes our prospects difficult to evaluate and, to remain competitive, we will be required to make continued investments in capital equipment, facilities and technology. We expect that substantial capital will be required to continue technology and product development, to expand our manufacturing capacity if we need to do so and to fund working capital for anticipated growth. If we do not generate sufficient cash flow from operations or otherwise have the capital resources to meet our future capital needs, we may need additional financing to implement our business strategy.

If we raise additional funds through the issuance of our common stock or convertible securities, the ownership interests of our stockholders could be significantly diluted. These newly issued securities may have rights, preferences or privileges senior to those of existing stockholders. Additional financing may not, however, be available on terms favorable to us, or at all, if and when needed, and our ability to fund our operations, take advantage of unanticipated opportunities, develop or enhance our infrastructure or respond to competitive pressures could be significantly limited. If we cannot raise required capital when needed, including under our Short Form Prospectus filed with the Canadian Securities Exchange and the U.S. SEC in October 2016, we may be unable to continue technology and product development, meet the demands of existing and prospective customers, adversely affecting our sales and market opportunities and consequently our business, financial condition and results of operations.

Our business could be negatively impacted as a result of shareholder activism.

In recent years, shareholder activists have become involved in numerous public companies. Shareholder activists frequently propose to involve themselves in the governance, strategic direction, and operations of the company. We may in the future become subject to such shareholder activity and demands. Such demands may disrupt our business and divert the attention of our management and employees, and any perceived uncertainties as to our future direction resulting from such a situation could result in the loss of potential business opportunities, be exploited by our competitors, cause concern to our current or potential customers, and make it more difficult to attract and retain qualified personnel and business partners, all of which could adversely affect our business. In addition, actions of activist shareholders may cause significant fluctuations in our stock price based on temporary or speculative market perceptions or other factors that do not necessarily reflect the underlying fundamentals and prospects of our business.

If we fail to protect, or incur significant costs in defending, our intellectual property and other proprietary rights, our business and results of operations could be materially harmed.

Our success depends on our ability to protect our intellectual property and other proprietary rights. We rely on a combination of patent, trademark, copyright, trade secret and unfair competition laws, as well as license agreements and other contractual provisions, to establish and protect our intellectual property and other proprietary rights. We have applied for patent registrations in the U.S. and in other foreign countries, some of which have been issued. We cannot guarantee that our pending applications will be approved by the applicable governmental authorities. Moreover, our existing and future patents and trademarks may not be sufficiently broad to protect our proprietary rights or may be held invalid or unenforceable in court. A failure to obtain patents or trademark registrations or a successful challenge to our registrations in the U.S. or other foreign countries may limit our ability to protect the intellectual property rights that these applications and registrations intended to cover.

Policing unauthorized use of our technology is difficult and we cannot be certain that the steps we have taken will prevent the misappropriation, unauthorized use or other infringement of our intellectual property rights. Further, we may not be able to effectively protect our intellectual property rights from misappropriation or other infringement in foreign countries where we have not applied for patent protections, and where effective patent, trademark, trade secret and other intellectual property laws may be unavailable, or may not protect our proprietary rights as fully as Canadian or U.S. law. We may seek to secure comparable intellectual property protections in other countries. However, the level of protection afforded by patent and other laws in other countries may not be comparable to that afforded in Canada and the U.S.

We also attempt to protect our intellectual property, including our trade secrets and know-how, through the use of trade secret and other intellectual property laws, and contractual provisions. We enter into confidentiality and invention assignment agreements with our employees and independent consultants. We also use non-disclosure agreements with other third parties who may have access to our proprietary technologies and information. Such measures, however, provide only limited protection, and there can be no assurance that our confidentiality and non-disclosure agreements will not be breached, especially after our employees end their employment, and that our trade secrets will not otherwise become known by competitors or that we will have adequate remedies in the event of unauthorized use or disclosure of proprietary information. Unauthorized third parties may try to copy or reverse engineer our products or portions of our products, otherwise obtain and use our intellectual property, or may independently develop similar or equivalent trade secrets or know-how. If we fail to protect our intellectual property and other proprietary rights, or if such intellectual property and proprietary rights are infringed or misappropriated, our business, results of operations or financial condition could be materially harmed.

In the future, we may need to take legal actions to prevent third parties from infringing upon or misappropriating our intellectual property or from otherwise gaining access to our technology. Protecting and enforcing our intellectual property rights and determining their validity and scope could result in significant litigation costs and require significant time and attention from our technical and management personnel, which could significantly harm our business. We may not prevail in such proceedings, and an adverse outcome may adversely impact our competitive advantage or otherwise harm our financial condition and our business.

We may be involved in intellectual property disputes in the future, which could divert management’s attention, cause us to incur significant costs and prevent us from selling or using the challenged technology.

Participants in the markets in which we sell our products have experienced frequent litigation regarding patent and other intellectual property rights. While we have a policy in place that is designed to reduce the risk of infringement of intellectual property rights of others, there can be no assurance that third parties will not assert infringement claims against us. We cannot be certain that our products would not be found infringing on the intellectual property rights of others. Regardless of their merit, responding to such claims can be time consuming, divert management’s attention and resources and may cause us to incur significant expenses. Intellectual property claims against us could result in a requirement to license technology from others, discontinue manufacturing or selling the infringing products, or pay substantial monetary damages, each of could result in a substantial reduction in our revenue and could result in losses over an extended period of time.

If we fail to obtain the right to use the intellectual property rights of others that are necessary to operate our business, and to protect their intellectual property, our business and results of operations will be adversely affected.

From time to time we may choose to or be required to license technology or intellectual property from third parties in connection with the development of our products. We cannot assure you that third party licenses will be available to us on commercially reasonable terms, if at all. Generally, a license, if granted, would include payments of up-front fees, ongoing royalties or both. These payments or other terms could have a significant adverse impact on our results of operations. Our inability to obtain a necessary third party license required for our product offerings or to develop new products and product enhancements could require us to substitute technology of lower quality or performance standards, or of greater cost, either of which could adversely affect our business. If we are not able to obtain licenses from third parties, if necessary, then we may also be subject to litigation to defend against infringement claims from these third parties. Our competitors may be able to obtain licenses or cross-license their technology on better terms than we can, which could put us at a competitive disadvantage.

If we fail to maintain effective internal control over financial reporting in the future, the accuracy and timing of our financial reporting may be adversely affected.

Preparing our consolidated financial statements involves a number of complex manual and automated processes, which are dependent upon individual data input or review and require significant management judgment. One or more of these elements may result in errors that may not be detected and could result in a material misstatement of our consolidated financial statements. The Sarbanes-Oxley Act in the U.S. requires, among other things, that as a publicly traded company we disclose whether our internal control over financial reporting and disclosure controls and procedures are effective. As long as we qualify as an “emerging growth company” under the JOBS Act, which may be up to five years following the filing of our Form 20F Registration Statement, we will not have to provide an auditor’s attestation report on our internal controls. During the course of any evaluation, documentation or attestation, we or our independent registered public accounting firm may identify weaknesses and deficiencies that we may not otherwise identify in a timely manner or at all as a result of the deferred implementation of this additional level of review.

We have implemented internal controls that we believe provide reasonable assurance that we will be able to avoid accounting errors or material weaknesses in future periods. However, our internal controls cannot guarantee that no accounting errors exist or that all accounting errors, no matter how immaterial, will be detected because a control system, no matter how well designed and operated, can provide only reasonable, but not absolute assurance that the control system’s objectives will be met. If we are unable to implement and maintain effective internal control over financial reporting, our ability to accurately and timely report our financial results could be adversely impacted. This could result in late filings of our annual and quarterly reports under the Securities Exchange Act of 1934, or the Exchange Act, restatements of our consolidated financial statements, a decline in our stock price, suspension or delisting of our common stock by the TSX Venture Exchange, or other material adverse effects on our business, reputation, results of operations or financial condition.

Our ability to use our net operating losses and certain other tax attributes may be limited.

As of December 31, 2016, we had accumulated net operating losses, or NOLs, of approximately $110 million. Varying jurisdictional tax codes have restrictions on the use of NOLs, if a corporation undergoes an “ownership change,” the corporation’s ability to use its pre-change NOLs, R&D credits and other pre-change tax attributes to offset its post-change income may be limited. An ownership change is generally defined as a greater than 50% change in equity ownership by value over a 3-year period. Based upon an analysis of our equity ownership, we do not believe that we have experienced such ownership changes and therefore our annual utilization of our NOLs is not limited. However, should we experience additional ownership changes, our NOL carry forwards may be limited.

We are subject to governmental export and import controls that could subject us to liability or impair our ability to compete in international markets.

We are subject to export and import control laws, trade regulations and other trade requirements that limit which raw materials and technology we can import or export and which products we sell and where and to whom we sell our products. Specifically, the Bureau of Industry and Security of the U.S. Department of Commerce is responsible for regulating the export of most commercial items that are so called dual-use goods that may have both commercial and military applications. A limited number of our products are exported by license under certain classifications. Export Control Classification requirements are dependent upon an item’s technical characteristics, the destination, the end-use, and the end-user, and other activities of the end-user. Should the regulations applicable to our products change, or the restrictions applicable to countries to which we ship our products change, then the export of our products to such countries could be restricted. As a result, our ability to export or sell our products to certain countries could be restricted, which could adversely affect our business, financial condition and results of operations. Changes in our products or any change in export or import regulations or related legislation, shift in approach to the enforcement or scope of existing regulations, or change in the countries, persons or technologies targeted by such regulations, could result in delayed or decreased sales of our products to existing or potential customers. In such event, our business and results of operations could be adversely affected.

Our manufacturing operations are subject to environmental regulation that could limit our growth or impose substantial costs, adversely affecting our financial condition and results of operations.

Our properties, operations and products are subject to the environmental laws and regulations of the jurisdictions in which we operate and sell products. These laws and regulations govern, among other things, air emissions, wastewater discharges, the management and disposal of hazardous materials, the contamination of soil and groundwater, employee health and safety and the content, performance, packaging and disposal of products. Our failure to comply with current and future environmental laws and regulations, or the identification of contamination for which we are liable, could subject us to substantial costs, including fines, clean-up costs, third-party property damages or personal injury claims, and make significant investments to upgrade our facilities or curtail our operations. Identification of presently unidentified environmental conditions, more vigorous enforcement by a governmental authority, enactment of more stringent legal requirements or other unanticipated events could give rise to adverse publicity, restrict our operations, affect the design or marketability of our products or otherwise cause us to incur material environmental costs, adversely affecting our financial condition and results of operations.

We are exposed to risks and increased expenses and business risk as a result of Restriction on Hazardous Substances, or RoHS directives.

Following the lead of the European Union, or EU, various governmental agencies have either already put into place or are planning to introduce regulations that regulate the permissible levels of hazardous substances in products sold in various regions of the world. For example, the RoHS directive for EU took effect on July 1, 2006. The labeling provisions of similar legislation in China went into effect on March 1, 2007. Consequently, many suppliers of products sold into the EU have required their suppliers to be compliant with the new directive. We anticipate that our customers may adopt this approach and will require our full compliance, which will require a significant amount of resources and effort in planning and executing our RoHS program, it is possible that some of our products might be incompatible with such regulations. In such events, we could experience the following consequences: loss of revenue, damages reputation, diversion of resources, monetary penalties, and legal action.

Failure to comply with the U.S. Foreign Corrupt Practices Act could subject us to penalties and other adverse consequences.

We are subject to the U.S. Foreign Corrupt Practices Act, which generally prohibits companies operating in the U.S. from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. In addition, we are required to maintain records that accurately and fairly represent our transactions and have an adequate system of internal accounting controls. Foreign companies, including some that may compete with us, may not be subject to these prohibitions, and therefore may have a competitive advantage over us. If we are not successful in implementing and maintaining adequate preventative measures, we may be responsible for acts of our employees or other agents engaging in such conduct. We could suffer severe penalties and other consequences that may have a material adverse effect on our financial condition and results of operations.

Natural disasters or other catastrophic events could harm our operations.

Our operations in the U.S., Canada and Singapore could be subject to significant risk of natural disasters, including earthquakes, hurricanes, typhoons, flooding and tornadoes, as well as other catastrophic events, such as epidemics, terrorist attacks or wars. For example, our wafer fabrication facility in Singapore is in an area that is susceptible to hurricanes. Any disruption in our manufacturing facilities arising from these and other natural disasters or other catastrophic events could cause significant delays in the production or shipment of our products until we are able to arrange for third parties to manufacture our products. We may not be able to obtain alternate capacity on favorable terms or at all. Our property insurance coverage with respect to natural disaster is limited and is subject to deductible and coverage limits. Such coverage may not be adequate or continue to be available at commercially reasonable rates and terms. The occurrence of any of these circumstances may adversely affect our financial condition and results of operation.

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

As of March 29, 2017, our 52-week high and low closing market price for our common stock on the TSXV was CA$1.44 and CA$0.27 (US$1.14 and US$0.20), respectively, based on the closing exchange rates on the respective dates.

We have historically obtained, and expect to continue to obtain, additional financing primarily by way of sales of equity, which may result in significant dilution to existing shareholders.

We have not earned profits, so the Company’s ability to finance operations is chiefly dependent on equity financings. Since 2012 we raised approximately US$50 million (net of share issue costs) in equity financing through private placements or the exercise of stock options and warrants in support of the POET initiative, which has resulted in significant dilution to existing shareholders. Further equity financings will also result in dilution to existing shareholders, and such dilution could be significant.

Future sales of common stock or warrants, or the prospect of future sales, may depress our stock price.

Sales of a substantial number of shares of common stock or warrants, or the perception that sales could occur, could adversely affect the market price of our common stock. Additionally, as of March 29, 2017, there were outstanding options to purchase up to 12,976,499 shares of our common stock that are currently exercisable and additional outstanding options to purchase up to 14,454,001 shares of common stock that are exercisable over the next several years. As of March 29, 2017, there were outstanding warrants to purchase 34,800,000 shares of our stock. The holders of these options and warrants have an opportunity to profit from a rise in the market price of our common stock with a resulting dilution in the interests of the other shareholders. The existence of these options and warrants may adversely affect the terms on which we may be able to obtain additional financing. The weighted average exercise price of issued and outstanding options is CAD$1.04 and the weighted average exercise price of warrants is CAD$0.52, which compares to the CAD$0.34 market price at closing on March 29, 2017.

Dilution through exercise of share options could adversely affect the Company’s shareholders.

Because the success of the Company is highly dependent upon its employees, the Company has granted to some or all of its key employees, directors and consultants options to purchase common shares as non-cash incentives. To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted. As of March 29, 2017, there were 27,430,500 share purchase options outstanding with a weighted average exercise price of CAD$1.04 and 34,800,000 share purchase warrants outstanding with a weighted average exercise price of CAD$0.52. If all of these securities were exercised, an additional 62,230,500 common shares would become issued and outstanding. This represents an increase of 23.99% in the number of shares issued and outstanding and would result in significant dilution to current shareholders.

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

There is no limitation imposed by our Articles or other charter documents on the right of a non-resident to hold or vote our common shares. However, the Investment Canada Act (the “Investment Act”), as amended by the World Trade Organization Agreement Implementation Act (the “WTOA Act”), generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a “Canadian,” as defined in the Investment Act, unless, after review, the minister responsible for the Investment Act is satisfied that the investment is likely to be a net benefit to Canada. An investment in our common shares by a non- Canadian would be reviewable under the Investment Act if it were an investment to acquire direct control of the Company, and the value of our assets were CA$5.0 million or more. However, an investment in our shares by a national of a country (other than Canada) that is a member of the World Trade Organization or has a right of permanent residence in such a country (or by a corporation or other entity that is a “WTO Investor-controlled entity” pursuant to detailed rules set out in the Investment Act) would be reviewable at a higher threshold of CA$379 million in assets, except for certain economic sectors with respect to which the lower threshold would apply. A non-Canadian, whether a national of a WTO member or otherwise, would acquire control of the Company for purposes of the Investment Act if he or she acquired a majority of our common shares. The acquisition of less than a majority, but at least one-third of our common shares, would also be presumed to be an acquisition of control of the Company, unless it could be established that the Company was not controlled in fact by the acquirer through the ownership of voting shares. The United States is a WTO Member for purposes of the Investment Act. Certain transactions involving our common shares would be exempt from the Investment Act, including:

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

In 2014 our Board of Directors adopted and our shareholders ratified a Shareholder Rights Plan, the effect of which would cause substantial dilution to acquirers of more than 20% of our outstanding Common Shares, which could have the effect of delaying, deferring or preventing a change in control of our Company even if a change in control would be beneficial to our shareholders. These provisions could limit the price that certain investors might be willing to pay in the future for shares of our Common Stock.

As a “foreign private issuer”, the Company is exempt from certain sections of the Exchange Act which results in shareholders having less complete and timely data than if the Company were a domestic U.S. issuer.

As a “foreign private issuer,” as defined under the U.S. securities laws, we are exempt from certain sections of the Exchange Act. In particular, we are exempt from Section 14 proxy rules that are applicable to domestic U.S. issuers. The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K has typically been more limited than the submissions required of U.S. issuers and results in shareholders having less complete and timely data, including, among others, with respect to disclosure of: (i) personal and corporate relationships and age of directors and officers; (ii) material legal proceedings involving the Company, affiliates of the Company, and directors, officers promoters and control persons; (iii) the identity of principal shareholders and certain significant employees; (iv) related party transactions; (v) audit fees and change of auditors; (vi) voting policies and procedures; (vii) executive compensation; and (viii) composition of the compensation committee. In addition, due to the Company’s status as a foreign private issuer, the officers, directors and principal shareholders of the Company are exempt from the short-swing insider disclosure and profit recovery provisions of Section 16 of the Exchange Act. Therefore, these officers, directors and principal shareholders are exempt from short-swing profits that apply to insiders of U.S. issuers. The foregoing exemption results in shareholders having less data in this regard than is available with respect to U.S. issuers.

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

On May 11, 2016, in an all-stock transaction, the Company acquired all the issued and outstanding shares of DenseLight Semiconductor Pte. Ltd. (DenseLight), a privately held Singapore company that provides optical solutions. DenseLight designs, manufactures and sells optical light source products. DenseLight was acquired for $10,500,000 of the Company’s stock. The Company issued 13,611,150 common shares to the former shareholders of DenseLight.

On June 22, 2016, in an all-stock transaction, the Company acquired all the issued and outstanding shares of BB Photonics Inc., a privately held US Company with a wholly owned subsidiary, BB Photonics UK Ltd. Both companies design integrated photonics solutions for the data communications market. BB Photonics and its subsidiary were acquired for consideration of $1,550,000. The acquisition was settled with the issuance of 1,996,090 common shares of the Company to the former shareholders of BB Photonics.

The following is a graphic description of the Company and its subsidiaries:

Opel Inc. and Odis Inc.

Odis is the developer of the POET platform semiconductor process IP for monolithic fabrication of integrated circuit devices containing both electronic and optical elements on a single die..

BB Photonics Inc. and BB Photonics UK Ltd.

Through our subsidiary BB Photonics, we develop photonic integrated components for the datacenter market utilizing embedded dielectric technology that is intended to enable on-chip athermal wavelength control and lower the total solution cost of datacenter photonic integrated circuits.

DenseLight Semiconductor Pte. Ltd.

Through our subsidiary DenseLight, we design, manufacture, and deliver photonic optical light source products and solutions to the communications, medical, instrumentations, industrial, defense, and security industries. DenseLight processes compound semiconductor-based optoelectronic devices and photonic integrated circuits through its in-house wafer fabrication and assembly & test facilities.

Capital Expenditures

Our capital expenditures for the last three years, which principally consist of purchases of research and development equipment and instrumentation and patents are as follows:

Period	Capital Expenditure	Purpose
Fiscal 2016 (1)	$10,985,852	Instruments, equipment and patents
Fiscal 2015	$374,200	Instruments, equipment and patents
Fiscal 2014	$527,068	Instruments, equipment and patents

(1)	As part of the acquisition of DenseLight and BB Photonics, the Company acquired 8,706,029 of leasehold improvements, machinery and office equipment, and 900,131 of intangible assets. The Company spent and additional $1,379,692 in cash ($1,281,170 spent in 2016 and $98,522 spent in 2015) in acquiring equipment and patents.

The Company’s registered office is located at Suite 1107, 120 Eglinton Avenue East, Toronto, Ontario, Canada M4P 1E2 and its phone number is (416) 368-9411. The Company has operations at Suite 107, 780 Montague Expressway, San Jose, CA, 95131 and 6 Changi North Street 2, Singapore, 498831.

B.	Business Overview

Corporate Overview

We are an advanced semiconductor development and manufacturing company dedicated to enabling the integration of photonics and electronics through both monolithic and hybrid approaches to device design and packaging. The favorable economics of integration have been well established in silicon-based electronics, as demonstrated by Very Large Scale Integrated (VLSI) circuits. Through integration, we believe that the Company can capture a meaningful portion of the market for photonics devices that address the need for increased bandwidth, speed and sensitivity across a range of high growth data communications and photonic sensing applications. We believe that the integration of discrete functions onto fewer devices or ultimately onto a single chip is the optimal way to lower cost, reduce size, limit power consumption and increase the performance, scalability and value of photonics devices, making opto-electronics a more viable economic proposition.

Over the past few years, our Company has been focused on monolithic integration, based on our proprietary POET gallium arsenide-based (GaAs) platform. POET has developed a design for a single, monolithic semiconductor chip (our “photonic engine” technology) that has all of the elements needed to communicate data at the speed of light, yet with the lower cost profile of copper. We believe we are the only company that has demonstrated the capability to cost effectively integrate multiple electronic and optical functions on a single chip. The POET photonic engine, as designed, integrates at least three essential discrete devices onto a single GaAs chip: a vertical-cavity surface-emitting laser (VCSEL), a photodetector and an electronic circuit based on either a thyristor or a heterostructure field-effect transistor (HFET).

A single chip solution is not only the lowest cost approach to photonic integration, it has the added benefits of lower power consumption and smaller size – all by a factor of 2X to 10X compared to conventional solutions. The added benefits of lower power and smaller size could open up entirely new markets for photonic applications, including in mobile devices and ultimately on-board chip-to-chip data transfer (“inside the box”). By integrating multiple device functions, we believe we can capture the combined value associated with discrete devices, such as lasers, detectors and multiplexers, disrupting the market for conventional solutions and creating new and expanded applications for our photonic engine technology.

We expect that the first application of the POET photonic engine technology will be in the data center market, initially in the form of Active Optical Cables (AOCs), a market that is today largely served by Direct Attach Copper (DAC) cables. This “ultra short reach” segment of the data communications market covers distances of less than five meters at datacom speeds of 25 to 100 Gigabits per second (Gbs). By providing a monolithically integrated solution, we believe we can disrupt the market for copper-based short reach datacom, with a simple, low cost, scalable device that consumes vastly lower power. According to LightCounting, the current market size for GaAs-based AOCs is $339 million, growing to $779 million by 2021. The expected growth is the result of major cloud-based data center operators committing to AOCs because of the higher cost associated with the power consumption of copper-based cables. “The application of GaAs VCSEL technology in Active Optical Cables (AOCs) and Embedded Optical Modules (EOMs) is the fastest growing market opportunity. Low cost and power consumption of VCSELs make AOCs and EOMs products competitive with copper connectivity.”1

In addition to monolithic integration, we are developing solutions based on a novel “hybrid” integration approach, which combines Indium Phosphide (InP)-based photonics chips and dielectric waveguide devices on a silicon base into a single package. This approach enables the replacement of high-cost optical components, such as mirrors and lenses, with embedded dielectric devices, dramatically lowering the cost of potential solutions aimed at the “medium-reach” segment of the data communications market (i.e., 500m–10 kilometers). Our ability to address hybrid integration is a direct result of our acquisitions, in 2016, of DenseLight Semiconductor Pte. Ltd. (“DenseLight”) based in Singapore, and BB Photonics, Inc. based in New Jersey.

Historically, DenseLight has manufactured and sold a range of InP-based devices, primarily superluminescent light emitting diodes (SLEDs) for use in optical networks and sensing platforms. These devices span a variety of form factors, including chips, modules and high-value, programmable subsystems. Recently, we announced the expected availability in 2017 of narrow linewidth lasers for test and measurement applications, including LIDAR, as well as a newly designed gain chip, based on a proprietary design from BB Photonics. POET is applying the intellectual property acquired from BB Photonics to its DenseLight product portfolio in several novel ways to lower overall module cost by eliminating hermetic packaging, which is a complex process that requires active alignment and the use of lenses and metallized fibers. By incorporating BB Photonics designs for waveguide multiplexers and filters, the packaging costs of our DenseLight modules can be reduced by up to 90% from current levels. This combination of DenseLight and BB Photonics under the POET umbrella offers an unprecedented opportunity for the Company to address the market for sensing products with novel low-cost solutions. In addition, we believe it will allow POET to pursue the large and growing market for 100G and potentially 400G transceiver products, with both integrated transceivers as well as active and passive components.

InP-based transceivers currently represent a $4.5 billion market, according to LightCounting, growing to over $7 billion, largely as a result of the proliferation of hybrid integration aimed at reducing the cost of the optical components.2 The majority of today’s disaggregated suppliers shipping 100G transceivers in a 4x25G format have developed assembly methods for placing multiple laser chips on one substrate and coupling the output into one fiber using micro-optic filters and other elements. POET’s approach is to develop Dielectric-InP Photonics, by embedding athermal dielectric waveguides in the InP epitaxial stack and combining with discrete electronics, integrated lasers and PIN diodes. This example of “hybrid” integration involves the placement of both monolithically integrated and discrete devices onto a silicon optical bench, requiring no active alignment. We believe this solution will be cost competitive with silicon photonics in the <2km data center market, and it should ultimately be scalable to 10km, as well as support 200G and 400G datacom speeds.

In addition to building transceivers engines, we believe the Company has the opportunity to sell individual components to other suppliers of optical transceivers, including receiver optical sub-assemblies (ROSA), modulators, multiplexers, demultiplexers and single-chip local area network (LAN) wavelength division multiplexing (WDM) lasers.

As we continue in the product development phase for both monolithic and hybrid solutions, we are focusing our efforts on meeting specifications for targeted photonic products, starting with active optical cables and 100G transceiver components for the data communications market. Device developments in these areas can also be applied to lower the cost and increase performance of next generation optical sensing products. Product development activities are iterative, and include the optimization of designs, testing the manufacturability and reliability of prototypes, and successfully demonstrating the required scalability and cost parameters. We continue to expect that the product development phase for the POET technology, and for the integration of the BB Photonics technology into the DenseLight product line, will comprise a majority of the 2017 calendar year. As such, we currently expect initial commercial revenues for our new sensing products in 2017, followed by early commercial revenues for our monolithic photonic engine solutions in late 2018.

We have 58 issued patents and patents pending related to the semiconductor Planar Opto-Electronic Technology (“POET”), including 26 related to device structures, 14 to the underlying technology, 11 related to application and 7 to process. We believe these patents provide a significant barrier to entry against competition, along with trade secrets and know-how acquired from DenseLight and BB Photonics, and we will continue to apply for additional patents in the future. Currently, we are working on the design of compound semiconductor devices, processes, and products for data communication applications in the consumer, data center and high performance computing segments. The POET platform, along with technology acquired from BB Photonics should enable applications in adjacent markets over the long term, including industrial and consumer products.

_________________________________

1 LightCounting Integrated Optical Devices, January 2016

2 LightCounting Integrated Optical Devices, January 2016

The Company is driving development and growth around three verticals - data communications, sensing and displays. Since May 11, 2016, the Company has earned $1,861,747 of revenues in the sensing market through our subsidiary DenseLight. The Company had no revenues in 2015 and 2014. The Company has not yet earned revenues in the data communications or displays market. The Company is not dependent on any single customer or contract for its revenues. In 2016, approximately 70% of its revenues came from its top ten customers. In protecting its intellectual property, the Company has ensured that no supplier of services has access to all technical know-how and certain sensitive elements of the production process are maintained in-house.

The Company is not dependent on unique or scarce raw materials. Prices of raw materials are stable and subject to normal inflationary pressures. The Company’s revenues and technological development are not significantly exposed to delivery issues resulting from a lack of raw materials. The Company expects that it can have better pricing on its raw materials as it increases its sales volumes.

Research and Development Activities

Prior to and since our acquisitions of DenseLight and BB Photonics, we have been focused on a new process for making devices using gallium arsenide (GaAs) as the substrate for wafers instead of silicon. GaAs has a number of advantages over silicon, including faster speeds and lower energy consumption. More specific to POET, the primary appeal of gallium arsenide is that it’s the most suitable substrate for integrating electronics and optics onto a single chip, especially for short reach applications. Optical connections are much faster and more efficient than copper for transferring data within and to/from a chip. The POET photonic engine integrates at least three essential discrete devices onto a single GaAs chip: a vertical-cavity surface-emitting laser (VCSEL), a photodetector and an electronic circuit based on either a thyristor or a heterostructure field-effect transistor (HFET).

In addition to the GaAs-based monolithic integration of the POET optical engine, we are pursuing the development of an InP-based 100G optical engine using a hybrid approach to integration. At the core of this development are the active laser components supplied by DenseLight and the novel passive components based on BB Photonics technology. BB Photonics has designed a multi-layer, athermal waveguide and a spot size converter that are incorporated directly into the InP epitaxial stack. Our objective is to place several integrated and discrete components on a silicon optical bench that does not require active optical alignment, which would substantially reduce the cost of the device by eliminating the need for lenses and mirrors. We intend to offer both components to transceiver makers, as well as to develop our own 100G, scalable transceiver optical engine.

Industry Outlook

The two target markets in which we currently sell or plan to sell products near-term are Photonic Sensing and Data Communications. The global photonics market is forecasted to grow at 8% to 12% CAGR through 2021, reaching an estimated $54 billion.3 This market includes Photonic Sensing, which consists of devices for test and measurement, navigation, LIDAR systems, and data communications – across both telecom applications and optical communications, especially within data centers.

The Photonics Sensing market4 represents a Total Available Market (“TAM”) of approximately $23 billion and comprises the following segments: 1) Test & Measurement (TAM: $10 billion), which includes monitoring equipment for communication, components and material testing, as well as sensing equipment such as distributed temperature and strain measurement; 2) Structural Health Monitoring (TAM: $6 billion), which includes devices to monitor the power grid, and fiber optic-based sensors in rail lines, nuclear facilities, etc.; 3) Guidance and Navigation (TAM: $4.5 billion), which includes navigational guidance systems, gyrocompasses, and optical-based systems for navigating self-driving automobiles; and 4) Medical and Health Care (TAM: $2.5 billion), which includes devices for non-invasive blood glucose monitoring, pulse-ox devices, and ophthalmic examination. We plan to address these high growth markets with a combination of current and expected new products from our DenseLight subsidiary.

The growth of the overall Data Communications market is forecasted to grow at a 27% CAGR over the period 2015 to 2020 and is being driven largely by cloud data centers, which have a forecasted CAGR of 29.6% over the same period. This compares to traditional data centers at only a 9% CAGR5. The expected growth in the networking and data communication market is the result of many factors, including smartphone use, over-the-top video consumption, social networking and the “Internet of Things”. Increased consumer demand for data requires both data storage and data communications at higher speeds. As a result, data center operators are increasing the size and scale of their facilities, while simultaneously looking to component suppliers for solutions capable of providing higher data transmission rates. Within data centers, data communications over distances of up to 2 kilometers have already been transitioned from inherently lower speed copper cable to optical fibers. However, short reach communications, either rack-to-rack or within the rack as well as those requiring speeds of up to 100G, are now increasingly being converted from copper to optical cables. We believe that POET is well positioned to address the high-volume short reach market within data centers, by changing the current economics and performance of active optical cable (AOC) with our integrated photonic engine technology.

Photonic transceivers will represent a $36 billion market opportunity in 2025, according to Oculi, llc. The primary segments for photonic transceivers are Ethernet, wide area network (WAN) and dense wavelength division multiplexing (DWDM), all of which are predominantly addressed by InP-based optical technologies. Ethernet transceivers are forecasted to grow to $7.4 billion by 2025 with 100G driving a majority of the growth. Within Ethernet, singlemode transceivers based on InP devices are forecasted to outgrow multimode transceivers based on GaAs devices by a factor of 6:1. Segmented by distance, the majority of growth is expected in the <10km segment ($4.3 billion by 2025).6

______________________

3.	MarketsandMarkets, “Photonics Market by Application – Global Forecasts to 2012,September 2016.

4.	Global Market Insights, “Optical Sensors Market Size, by Product, Forecast 2016 – 2024, August 2016.

[5]	Cisco Global Cloud Index, 2014-2019; LightCounting market Research “High-Speed Datacenter Optical Interconnects”, June 2015.
6.	Oculi, llc Estimates for 2025 commissioned by POET Technologies, Inc., March 2017

Our Products

The GaAs-based POET optical engine may provide the following advantages to the industry:

•	Up to 10X power savings improvement over existing copper technologies (especially for high speed data communication links)
•	Up to 5X cost improvement over existing optical component solutions
•	Performance and power of optical solutions at price points competitive to that of copper, thus potentially accelerating the adoption of optical communications solutions
•	Flexible and integrated solution that can be applied to virtually any technical application that commands an optical IO for high bandwidth, including chip-to-chip communications, on-board optics and on-chip optical communications

Our InP-based solutions, based on DenseLight and BB Photonics technologies, will add to the Company’s current and future product portfolio, including:

•	Broadband Super-Luminescent LEDs (Light Emitting Diodes)
•	Narrow Linewidth Lasers
•	DFB (Distributed Feedback) Lasers for Data Communications
•	100Gbs ROSA (Receiver Optical Sub-Assemblies) and TOSA (Transmitter Optical Sub-Assemblies) for 100G Transceivers
•	High Power ELEDs (Edge Emitting Light Emitting Diodes)
•	CWDM (Coarse Wavelength Division Multiplexing) Laser Arrays

Competition

The photonics market is intensely competitive. Because of the unique nature of our product offerings, we do not believe that we face a single major competitor across our various markets. We do, however, experience intense competition in each product area from a number of manufacturers with similar or alternative technologies and we anticipate that competition in the photonics markets will increase. Many of our competitors are larger than we are and have significantly greater financial, marketing and other resources.

In addition, several of our competitors, especially in the datacom markets, have large market capitalizations or cash reserves and are much better positioned to acquire other companies to gain new technologies or products that may displace our products. Data center equipment providers, who we expect to become our customers, and data center service providers, who are supplied by our customers, may decide to manufacture the optical subsystems that we plan to provide. We may also encounter potential customers that, because of existing relationships, are committed to the products offered by these competitors.

We believe the principal competitive factors in our target markets include the following:

•	use of internally manufactured components;

•	product breadth and functionality;

•	timing and pace of new product development;

•	breadth of customer base;

•	technological expertise;

•	reliability of products;

•	product pricing; and

•	manufacturing efficiency.

We believe that we can compete favorably with respect to the above factors based on our GaAs and InP processes, the projected performance and inherent reliability of our products, and our technical expertise in photonic engine design and manufacture.

Our Strategy

Our vision is to become a global leader in photonics by deploying both monolithic and hybrid approaches to the integration of photonics devices into a wide variety of vertical market applications. Our strategy includes the following key elements:

•	Continue our transition from an R&D company to a commercial enterprise based on products and solutions. We will continue to leverage DenseLight’s existing manufacturing and sales capabilities in order to introduce new sensing and datacom products, as well as our integrated POET optical engine once it is fully productized. In addition, we intend to grow revenue from the product families offered by our DenseLight subsidiary, largely through the introduction of new discrete and integrated products based on innovations we have developed internally and acquired from BB Photonics.

•	Continue technology development cycles for the POET optical engine and initiate product development cycles for our hybrid integrated products from DenseLight. We are fully committed to continuing technology development cycles for the POET optical engine and have made continuous progress in the past six months. We have also made progress in designing novel products at DenseLight using the BB Photonics technology. Product development is an iterative process, involving optimization of designs, testing the manufacturability and reliability of prototypes, and demonstrating required scalability and cost parameters.

•	Pursue multiple potential sources of non-product revenue and strategic partnerships. In addition to product sales, we have been pursuing Non-Recurring Engineering (“NRE”) revenues from end-use customers and/or from strategic partners. In particular, we believe our 100G transceiver engine represent a uniquely attractive opportunity for collaborative development with strategic partners.

•	Continue to invest in our capabilities and infrastructure. We intend to continue to invest in new products, new technology and our production infrastructure and facilities to maintain and strengthen our competitive position. Our R&D programs in Singapore are partially funded by the Singapore Economic Development Board, whose support will help to defer the costs associated with bringing innovative new products to market.

•	Selectively pursue other opportunities that leverage our existing expertise. Our expertise in designing and manufacturing photonics devices, both discrete and integrated, positions us well to pursue applications in high growth markets and our Singapore operation is ideally located to support customers in Asia, where much of the growth in photonics is occurring.

•	Pursue complementary strategic alliance or acquisition opportunities. We intend to evaluate and selectively pursue strategic alliances or acquisition opportunities that we believe will accelerate our penetration of specific applications or vertical markets with our technology or products.

Geographic Distribution of Revenue

The Company had no sales in 2014 and 2015. Sales and geographic markets for 2016 were as follows:

Asia – Pacific	$1,066,429
Europe	$657,105
North & South America	$138,213
$1,861,747

C.	Organizational Structure

The following graphically displays the organizational structure of the Company:

______________________

(1)	There are 28,374,000 Class A Common Shares of OPEL Solar, Inc. issued and outstanding, all of which are held by the Company. There are no other outstanding securities of OPEL Solar, Inc. other than the Class A Common Shares.
(2)	There are 5 Common Shares of ODIS Inc. issued and outstanding, held by OPEL Solar, Inc.
(3)	There are 135,042 Ordinary Shares of DenseLight issued and outstanding, all of which are held by the Company. There are no other outstanding securities of DenseLight.
(4)	There is 1 Ordinary Share of BB Photonics UK Ltd. issued and outstanding, held by BB Photonics Inc.
(5)	There are 1,000,000 Preferred Shares and 1,050,100 Common shares of BB Photonics Inc. issued and outstanding, all of which are held by the Company. There are no other outstanding securities of BB Photonics Inc.

D.	Property, Plants and Equipment

The Company’s head Canadian office is located in a 400 sq. ft. leased office space in Toronto, Ontario, Canada. The US based operations are in a leased 2,730 sq. ft. space in San Jose, California . In Singapore, we provide one-stop design and manufacturing solutions, from photonics design and simulation, epitaxial growth, wafer fabrication, chip production, in-line optical coating, sub-mounting, photonic measurements, product tests and screening. The 50,000 sq. ft. purpose-built facility in Singapore houses its R&D, product design and manufacturing operations under one roof. Its 15,000 sq. ft. clean room is fully equipped for enabling vertically integrated volume manufacturing, from wafer fabrication to test and packaging. We are ISO9001 certified in Singapore processing Indium Phosphide (InP) and Gallium Arsenide (GaAs) based optoelectronic devices and photonic integrated circuits through our in-house wafer fabrication and assembly & test facilities

The Company believes that its existing facilities are adequate to meet its needs for the foreseeable future.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with the audited consolidated financial statements of the Company for the years ended December 31, 2016, 2015 and 2014 and the accompanying notes thereto included elsewhere in this Annual Report. This discussion contains forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those anticipated by forward-looking information due to factors discussed under “ITEM 3.D. Risk Factors” and “ITEM 4.B. Business Overview.”

A.	Operating Results

Factors Affecting Our Results of Operations

Prior to May 11, 2016, the Company was solely a research and development company. On May 11, 2016, the Company acquired all the issued and outstanding shares of DenseLight, a Singapore company that designs, manufactures and sells optical light source products. Revenues since May 11, 2016 were $1,861,747. Adjusted gross margin was 30% or $566,563, compared to actual gross margin of 26%. The Company reported a loss before taxes of $13,431,941. While the Company is generating revenues, it is still primarily a research and development company focused on developing a technological process that demands significant investments of cash and other resources. The Company has not earned a profit since its inception. Due to the current stage of the process development, the Company’s most significant expenses are subcontract fees and human resources related, either directly as wages and benefits or through the non-cash valuation of stock options granted to employees as part of their compensation. Depreciation and amortization, also non-cash had a significant impact on the Company’s operations in 2016. The increased value of the assets acquired in the acquisition of DenseLight is being amortized over five years, which resulted in $1,093,037 of depreciation.

While government regulations did not impact the Company’s revenues in 2016, import/export rules in the United States negatively impacted the progress of the Company’s R&D program. The Company was unable to import test wafers from its supplier, Wavetek, due to import restrictions. This resulted in unexpected delays and increased professional fees incurred to settle the issue that was resolved in the latter part of 2016.

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

Financial Instruments

Financial instruments are required to be classified as one of the following: held to maturity; loans and receivables, fair value through profit or loss; available for sale or other financial liabilities.

The Company's financial instruments include cash, short-term investments, accounts receivable, accounts payable and accrued liabilities. The Company designated its cash and short-term investments as fair value through profit or loss and its accounts payable and accrued liabilities as other financial liabilities.

Fair value through profit or loss financial assets are measured at fair value with gains and losses recognized in operations. Financial assets, except for cash and short-term investments, consisting of loans and receivables and other financial liabilities are measured at amortized cost. Available for sale financial assets are measured at fair value with unrealized gains and losses recognized in other comprehensive loss.

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

Accounts receivable

Accounts receivable are amounts due from customers from the sale of products or services in the ordinary course of business. Accounts receivables are classified as current (on the consolidated statements of financial position) if payment is due within one year of the reporting period date, and are initially recognized at fair value and subsequently measured at amortized cost.

The provision policy for doubtful accounts of the Company is based on the ageing analysis and management's ongoing evaluation of the recoverability of the outstanding receivables. A considerable amount of judgment is required in assessing the ultimate realization of these receivables, including the assessment of the creditworthiness and the past collection history of each customer. If the financial conditions of these customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. As at the balance sheet date, no provision was required for accounts receivable.

Inventory

Inventory consists of raw material inventory, work in process, and finished goods and are recorded at the lower of cost and net realizable value. Cost is determined on a first in first out basis and includes all costs of purchase, costs of conversion and other costs incurred in bringing the inventory to its present condition.

An assessment is made of the net realizable value of inventory at each reporting period. Net realizable value is the estimated selling price less the estimated cost of completion and the estimated costs necessary to make the sale. When circumstances that previously caused inventory to be written down no longer exist or when there is clear evidence of an increase in net realizable value because of changed economic circumstances, the amount of any write down previously recorded is reversed so that the new carrying amount is the lower of the cost and the revised net realizable value. Raw materials are not written down unless the goods in which they are incorporated are expected to be sold for less than cost, in which case, they are written down by reference to replacement cost of the raw materials, as this is the best indicator of net realizable value.

Property and equipment

Property and equipment are recorded at cost. Depreciation is calculated based on the estimated useful life of the asset using the following method and useful lives:

Machinery and equipment	Straight Line, 5 years
Leasehold improvements	Straight Line, 5 years or life of the lease, whichever is less
Office equipment	Straight Line, 5 years

Patents and licenses

Patents and licenses are recorded at cost and amortized on a straight-line basis over 12 years. Ongoing maintenance costs are expensed as incurred.

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

During the year management determined that certain equipment would not be used to generate future cash flows and committed to a plan to dispose of certain equipment. As a result, the Company reported an impairment loss of $63,522 for the year ended December 31, 2016. The Company did not record an impairment loss in 2015 and 2014.

Goodwill

Goodwill represents the excess of the cost of an acquired business over the fair value of the identifiable assets acquired net of liabilities assumed. Goodwill is measured at cost less accumulated impairment losses and is not amortized. Goodwill is tested for impairment on an annual basis or whenever facts or circumstances indicate that the carrying amount may exceed its recoverable amount.

Contingent consideration

The Company may pay future consideration related to acquisitions based upon performance measures contractually agreed at the time of purchase. Management estimates the future consideration payable based on underlying contract terms, and best estimates of the future performance of the acquiree. Depending on the future performance of the acquiree, management estimates of the amounts payable for future consideration related to acquisitions may materially differ from the consideration ultimately paid.

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

Revenue recognition

Sale of goods

Revenue from the sale of goods is recognized when significant risks and rewards of ownership are transferred to the buyer, there is persuasive evidence of an arrangement, collection is probable and fees are fixed and determinable.

Service revenue

Revenue from services that are one year or less is recognized when the services are completed. Revenue from services of a long-term nature is recognized by reference to the stage of completion of the transaction at the end of the reporting period determined by services performed to date as a percentage of total services and the amount of revenue, stage of completion, and the costs incurred for the transaction and the costs to complete the transaction can be measured reliably.

Interest income

Interest income on cash and cash equivalents classified as fair value through profit or loss is recognized as earned using the effective interest method.

Other income - Government Grants

Grants received exclusively from governmental agencies such as the Department of Defense of the United States of America, NASA and Productivity and Innovation Credit Scheme Singapore ("PIC Grant"), relating to research and development or expenditure on technology, are recognized as other income.

Government grants from the United States are based on the agreed upon milestones of the projects. PIC Grants are offered as a percentage of qualifying expenditures. PIC Grants are paid out in cash. Other income earned on government grants in 2016 was $14,027 (2015 - nil and 2014 - $169,832). The funding agreements stipulate that if we do not comply with various covenants, including eligibility requirements, and/or do not achieve certain pre-defined objectives, those government agencies may reclaim all or a portion of the funding provided.

Intangible assets

Research and development costs

Research costs are expensed in the year incurred. Development costs are also expensed in the year incurred unless the Company believes a development project meets IFRS criteria as set out in IAS 38, Intangible Assets, for deferral and amortization. IAS 38 requires all research costs be charged to expense while development costs are capitalised only after technical and commercial feasibility of the asset for sale or use have been established. This means that the entity must intend and be able to complete the intangible asset and either use it or sell it and be able to demonstrate how the asset will generate future economic benefits. Development costs are tested for impairment whenever events or changes indicate that its carrying amount may not be recoverable

In-Process Research and Development

Under IFRS, in-process research and development ("IPR&D") acquired in a business combination that meets the definition of an intangible asset is capitalized with amortization commencing when the asset is ready for use (i.e., when development is complete). The Company acquired $714,000 of IPR&D when it acquired BB Photonics Inc.

Customer relationships

Intangible assets include customer relationships acquired with the acquisition of DenseLight. Customer relationships are an externally acquired intangible asset and are measured at cost less accumulated amortization and any accumulated impairment losses. Customer relationships are amortized on a straight-line basis over their estimated useful lives and is tested for impairment whenever events or changes indicate that their carrying amount may not be recoverable. The useful life of customer relationships was determined to be 5 years.

Stock-based compensation

Stock options and warrants awarded to non employees are accounted for using the fair value of the instrument awarded or service provided whichever is considered more reliable. Stock options and warrants awarded to employees are accounted for using the fair value method. The fair value of such stock options and warrants granted is recognized as an expense on a proportionate basis consistent with the vesting features of each tranche of the grant. The fair value is calculated using the Black-Scholes option-pricing model with assumptions applicable at the date of grant.

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

Short-term investments

The short-term investments of $589,275 consist of guaranteed investment certificates (GICs) held with one Canadian chartered bank and earn interest at a rate of 0.50%. The GICs have maturity dates between May 2017 and October 2017. Investments are carried at fair value.

RECENT ACCOUNTING PRONOUNCEMENTS

The following is a summary of recent accounting pronouncements that may affect the Company:

IFRS 15, Revenue from Contracts with Customers ("IFRS 15"). The IASB issued IFRS 15, which is effective for annual periods beginning on or after January 1, 2018. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time and over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The Company is in the process of assessing the impact of this standard on its consolidated financial statements. Based on current assessment, the Company does not expect that this new standard will impact how the Company currently recognizes revenue.

IFRS 16, Leases (“IFRS 16”) sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, the customer (lessee) and the supplier (lessor). This will replace IAS 17, Leases (“IAS 17”) and related Interpretations. IFRS 16 provides revised guidance on identifying a lease and for separating lease and non-lease components of a contract. IFRS 16 introduces a single accounting model for all lessees and requires a lessee to recognize right-of-use assets and lease liabilities for leases with terms of more than 12 months, unless the underlying asset is of low value, and depreciation of lease assets is reported separately from interest on lease liabilities in the income statement. Under IFRS 16, lessor accounting for operating and finance leases will remain substantially unchanged. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with earlier application permitted for entities that apply IFRS 15, Revenue from Contracts with Customers. The Company is in the process of assessing the impact of this standard on its consolidated financial statements.

Selected Annual Data

The selected financial data of the Company for the years ended December 31, 2016, 2015 and 2014 was derived from the audited annual consolidated financial statements of the Company, which have been audited by Marcum LLP, independent registered public accounting firm, as described in their report which is included in this Annual Report.

The information contained in the selected financial data for the 2016, 2015 and 2014 years is qualified in its entirety by reference to the Company’s consolidated financial statements and related notes included under the heading ITEM 17. “Financial Statements” and should be read in conjunction with such financial statements and with the information appearing under the heading ITEM 5 “Operating and Financial Review and Prospects”. Except where otherwise indicated, all amounts are presented in accordance with IFRS as issued by IASB.

The following table relates to the operating results of the Company.

Consolidated Statements of Operations Under International Financial Reporting Standards

(US$)

	Years Ended December 31,
	2016	2015	2014
Revenue	$1,861,747	$-	$-
Cost of sales	1,379,838	-	-
Gross margin	481,909	-	-
Operating Expenses
Selling, marketing and administration	11,260,576	8,614,109	9,677,705
Research and development	2,893,016	3,532,492	2,277,927
Impairment loss	63,522	-	-
Loss on disposal of property and equipment	46,738	-	-
Other income, including interest	(66,872)	(76,431)	(169,832)
Operating expenses	14,196,980	12,070,170	11,785,800

Net loss from operations	(13,715,071)	(12,070,170)	(11,785,800)
Change in fair value contingent consideration	(283,130)	-	-
Net loss before income tax recovery	(13,431,941)	(12,070,170)	(11,785,800)
Income tax recovery	(207,257)	-	-
Net loss for the year	(13,224,684)	(12,070,170)	(11,785,800)
Deficit, beginning of year	(90,850,672)	(78,780,502)	(66,994,702)
Deficit, end of year	$(104,075,356)	$(90,850,672)	$(78,780,502)
Basic and diluted loss per share:	$(0.06)	$(0.07)	$(0.08)

The selected annual information for 2016, 2015 and 2014 can be further analyzed as follows:

	2016	2015	2014
Research and development expenses can be analyzed as follows:
Wages and benefits	$1,299,758	$1,241,054	$899,758
Subcontract fees	1,013,539	1,560,819	582,943
Stock-based compensation	373,196	552,416	641,176
Supplies	206,523	178,203	154,050
	$2,893,016	$3,532,492	$2,277,927
General and administrative costs can be analyzed as follows:
Stock-based compensation	$3,697,068	$4,265,704	$3,974,821
General expenses	1,292,341	1,012,340	662,672
Professional fees	715,716	812,115	907,794
Wages and benefits	3,073,687	1,306,051	1,700,600
Management and consulting fees	611,861	665,771	595,667
Rent	348,337	232,265	159,298
Depreciation and amortization	1,521,566	319,863	236,955
Shares issued as reduction of license fee	-	-	1,439,898
	$11,260,576	$8,614,109	$9,677,705

Year Ended December 31, 2016 compared to Year Ended December 31, 2015

The loss before taxes for the year ended December 31, 2016 increased from $12,070,170 for the year ended December 31, 2015 to $13,431,941, an increase of $1,361,771. The 2016 loss includes $3,182,562 loss from DenseLight and $181,782 loss from BB Photonics. Significant changes period over period were as follows:

Sales

The Company reported sales of $1,861,747 during 2016, wholly attributable to the newly acquired DenseLight subsidiary. No sales were reported in the 2015. Gross margin during the period was 26%. Due to the accounting rules relating to acquisitions, gross margin is lower than what would have been reported without related adjustments required under the rules. Finished goods inventory is carried at fair value on the date of acquisition, finished goods inventory was written up by $84,654, this resulted in increased cost of sales and lower gross margin on inventory sold from the acquisition date to the period end. Adjusted gross margin for the period was 30%. Adjusted gross margin normalizes gross margin by reversing the impact of the fair value inventory adjustment.

Research and Development

For the purposes of this analysis non-cash stock-based compensation of $373,196 (2015- $552,416) has been excluded from the analysis of R&D and is included with the analysis of non-cash stock-based compensation below.

R&D expense during 2016 decreased by $460,256 or 15% from 2015. R&D expense was $2,980,076 in 2015 and $2,519,820 in 2016. While the Company added $951,815 in R&D from both DenseLight and BB Photonics, cost reductions from synergies achieved through the integration of R&D programs of the entire Company along with outsourcing resulted in the cumulative R&D savings of $460,256 in 2016.

Wages and Benefits

Wages and benefits had the most significant increase from the 2015 to 2016. The expense increased by $1,767,636 or 135% from $1,306,051 in 2015 to $3,073,687 in 2016. The drivers behind this increase were; inclusion of wages and benefits of DenseLight from May 12, 2016 to December 31, 2016 of $1,073,730 with no comparable DenseLight salaries expensed in 2015, and accrued but unpaid retention bonus to CEO included in the original employment agreement due and payable in mid-June 2016, the one year anniversary of the commencement of respective employment. The total bonus payable of $450,000 was voluntarily deferred by the CEO until 2017. In order to manage cash flow, head office based management agreed to a temporary, non-recoverable 10-20% reduction in compensation that took effect on October 1, 2016.

General Expenses and Rent

General expenses and rent increased by $396,073 or 32% from $1,244,605 in 2015 to $1,640,678 in 2016. During 2016, the Company acquired DenseLight and BB Photonics. The Company incurred acquisition costs related to the acquisition that included extra travel, freight to ship equipment to Singapore and regulatory transaction costs. Additionally, the 2016 expense includes $695,692 of general expenses of DenseLight from May 12, 2016 to December 31, 2016. These increases in 2016 were offset by higher than normal 2015 expenses related to investor relations and promotion.

Stock-based Compensation

Non-cash stock-based compensation decreased by $747,856 or 16% from $4,818,120 in 2015 to $4,070,264 in 2016. The valuation of stock options is driven by a number of factors including the number of options granted, the strike price and the volatility of the Company’s stock. The stock option expense is dependent on the timing of the stock option grant and the amortization of the options as they vest. The stock options vest in accordance with the policies determined by the Board of Directors from time to time consistent with the provisions of the 2016 Plan which grants discretion to the Board of Directors.

Depreciation and Amortization

Depreciation and amortization expense in 2015 was $319,863 as compared to $1,521,566 in 2016. The increase of $1,201,703 included $1,093,037 of depreciation and amortization relating to the new property and equipment and customer relationship acquired in the acquisition of DenseLight and BB Photonics, which amounted to $8,892,160.

Change in fair values

The purchase and sale agreement relating to the purchase of DenseLight provided for an additional $1,000,000 worth of shares to be issued to the sellers should gross revenue from DenseLight exceed certain targets for 2016. The fair value of this contingent consideration was determined to be $283,130. DenseLight did not exceed the established revenue targets for 2016; the Company has therefore adjusted the fair value of contingent consideration to nil through earnings.

Impairment and loss on disposal of equipment

In 2016, the Company recorded an impairment loss of $63,522 and a loss on disposal of equipment of $46,738. Management determined that certain equipment would not be used to generate future cash flows and committed to a plan of disposal. A market approach was used to determine the equipment's fair value less cost of sell. Key assumptions included the cost of similar assets, the impact of customization and unique use. The fair value less cost to sell was determined to be $35,000, which is greater than its value in use. The Company recorded an impairment loss of $63,522 on the equipment and reclassified $35,000 from property and equipment to non-current assets held for sale. The equipment was sold in July 2016.

The Company reduced its operations in Toronto and disposed of $27,806 of property and equipment for proceeds of $2,195 while recording a loss of $16,931 on the sale. The Company also disposed of an additional $64,747 of property at a loss of $29,807.

Exchange Rate Risk

The Company is exposed to foreign currency risk with the Canadian dollar and Singapore dollar. The Company maintains bank accounts and cash reserves in three currencies with the majority of reserves currently in Canadian dollars, which has exposure to currency fluctuations. Most of the Company’s operations are transacted in US dollars and Singapore Dollars. A 10% change in the Canadian dollar and Singapore dollar would increase or decrease other comprehensive loss by $620,560.

Credit Risk

The Company is exposed to credit risk associated with its accounts receivable. The Company has accounts receivable from both governmental and non-governmental agencies. Credit risk is minimized substantially by ensuring the credit worthiness of the entities with which it carries on business. Credit terms are provided on a case-by-case basis. The Company has not experienced any significant instances of non-payment from its customers. The Company's accounts receivable ageing at December 31 was as follows:

	2016	2015
Current	$125,610	$-
31 - 60 days	16,346	-
61 - 90 days	75,816	-
> 90 days	75,077	-
Current	$292,849	$-

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

During the year ended December 31, 2015, $2,980,076 was spent on R&D, of this amount, $1,560,819 was spent on subcontract services as compared to $582,943 in fiscal 2014. The subcontract fees related to work done with the Company’s VCSEL technology, epitaxy substrates and technical design kits. This development process required the use of third party consultants to both test and prove the concepts. During the year ended December 31, 2015, the Company expanded on its development roadmap, which included additional proof of concept tests conducted by the Company’s then primary R&D consultant, Anadigics, Inc. The Company also engaged other R&D services providers such as Epiworks Inc., Intelligent Epitaxy Technology and Wavetek to expand the technology development. The Company has transitioned to an outsourcing model to expedite the development process.

Additionally, in early 2015, the Company had expanded the capacity of the work being undertaken by BAE but stopped this activity in the second half of 2015 with a transition to Anadigics. BAE was the Company’s primary subcontractor in 2014; most of the subcontract fees for that year were spent on services provided by BAE.

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

Management and Consulting Fees

Management and consulting fees increased for the year ended December 31, 2015 by $70,104 over 2014. The increase was mainly due to the compensation of the Executive Co- Chairman who joined the Company in July 2014. The Company had some reduction in consulting fees due to discontinuing services that the Company felt were not adding material value.

General expenses and rent

General expenses increased by $349,668 for the year ended December 31, 2015 over 2014. The increase is primarily due to increased investor relations, travel and promotion, which collectively increased by $255,000. The Company implemented a promotion program for POET that included advertisements on Bloomberg TV and the Fox News Network. The Company also had its annual general meeting in Silicon Valley, which resulted in increased logistics costs. Multiple Asian trips in securing new opportunities with potential service providers and partners increased the travel costs during the year over 2014.

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

Wages and Benefits

Wages and benefits decreased by $394,549 from 2014 to 2015 as a result of the cessation of employment of the former president in September 2014 and the non-repetition of 2014 performance bonuses of $337,000 paid to the former interim CEO and former COO. The compensation to the former president included a one-time debt settlement of $100,000 that was settled in February 2014. Wages and benefits will, however, increase over the short-term with the addition of the new CEO and COO, and the transition of responsibilities between the CEO and former interim CEO. While the Company experienced decreases relating to bonuses paid to the former interim CEO and wages payable to the former president, there was a partial offsetting due to the addition of the new COO and CEO salaries.

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

Exchange Rate Risk

The Company is exposed to foreign currency risk with the Canadian dollar. The Company maintains bank accounts and cash reserves in both currencies with the majority of reserves currently in Canadian dollars, which has exposure to currency fluctuations. Most of the company’s operations are transacted in US dollars. A 10% change in the Canadian dollar would increase or decrease other comprehensive loss by $1,135,639.

B.	Liquidity and Capital Resources

The Company had working capital of $15,509,859 on December 31, 2016 as compared to $14,045,498 on December 31, 2015.

During the year ended December 31, 2016, the Company raised $3,598,907 from the exercise of stock options and warrants to assist with its liquidity. Additionally, the Company raised $8,184,237 net of share issue costs from the issuance of 34,800,000 common shares. The cash flow expended on operations for the year was $9,961,419, which included funding the losses of DenseLight and BB Photonics from acquisition date of May 11, 2016 and June 22, 2016 respectively, along with one-time cash outflows relating to the acquisitions during the period.

The Company’s balance sheet as at December 31, 2016 reflects assets with a book value of $35,505,957 (2015 - $15,934,839) of which 48% (2015 - 91%) or $17,134,203 (2015 - $14,560,919) is current and consists primarily of cash and short-term investments totaling $14,965,557 (2015 - $14,409,996).

The Company is embarking on an aggressive plan of attempting to monetize POET while simultaneously improving shareholder value. The focus therefore is to remain sufficiently capitalized through lean operations.

Operating Activities

The Company’s board of directors approved the 2017 budget which continues to see commitments made to expanding and developing the POET technology platform while growing the product portfolio of DenseLight and growing its revenues.

The Company expects to launch at least two new products in 2017 and revenues are expected to grow beyond the 2016 revenues. In support of our technology development, DenseLight was recently approved for a grant from the Economic Development Board (“EDB”) of Singapore. This grant will be used to offset the DenseLight’s operating expenses.

The POET process will continue to see investment in its technology. 2017 goals include the following:

•	Continue our transition from an R&D company to a commercial enterprise based on products and solutions. We intend to grow revenues of current products offered by our DenseLight subsidiary, develop new discrete and integrated products based on innovations we have developed internally or acquired, and exploit DenseLight’s existing manufacturing and sales capabilities in order to introduce our integrated POET optical engine once it is fully productized.

•	Initiate product development cycles for the POET optical engine. Now that we have completed the process of transitioning the technology out of the lab to the fab, we intend to begin product development. This is an iterative process, and includes optimization of designs, testing the manufacturability and reliability of prototypes, and demonstrating required scalability and cost parameters.

•	Pursue multiple potential sources of non-product revenue. In addition to product sales, we will pursue Non-Recurring Engineering (“NRE”) revenues from end-use customers and/or from foundry operations. Over time, we expect to transfer our technology, under foundry licensing arrangements, to strategic partners, in particular vertical markets and to enable second source product licensing for high volume applications and eventually chipset royalties.

•	Continue to invest in our capabilities and infrastructure. We intend to continue to invest in new products, new technology and our production infrastructure and facilities to maintain and strengthen our competitive position. Our R&D programs in Singapore are supported by the Singapore Economic Development Board, whose support will help to defer the costs associated with bringing innovative new products to market.

•	Selectively pursue other opportunities that leverage our existing expertise. Our expertise in designing and manufacturing photonics devices, both discrete and integrated, positions us well to pursue applications in high growth markets and our Singapore operation is ideally located to support customers in Asia, where much of the growth is occurring.

Investing Activities

The Company’s investing activities include investing surplus cash in low risk guaranteed investment certificates, the purchase of property and equipment and the registration of new patents for use in the development of the Company’s technology. When investing, the Company has a strict investment policy that includes investing any surplus capital only in highly liquid, highly rated financial instruments. The Company has no immediate plans for additional acquisitions, however, the Company will continue to evaluate and selectively pursue strategic alliances or acquisition opportunities that we believe will accelerate our penetration of specific applications or vertical markets with our technology or products.

Financing Activities

The Company does not have an immediate need for debt or equity financing. However, as the need arises, the Company’s preference is to seek additional funding, primarily by way of equity offerings, to carry out its business plan and to minimize risks of its operations. The market for equity financing for companies such as us is challenging and there can be no assurance that additional funding by way of equity financing will be available, or if available, on terms acceptable to the Company. The failure of the Company to obtain additional funding on a timely basis may result in the Company reducing or delaying one or more of its planned research, development and marketing programs and reducing related personnel, any of which could impair the current and future value of the business. Any additional equity financing, if secured, may result in dilution to the existing shareholders at the time of such financing. The Company may also seek additional funding from other sources, such, technology licensing, and strategic alliances, which, if obtained, may reduce the Company’s interest in its projects or products. There can be no assurance, however, that any alternative sources of funding will be available.

Capital Expenditures

The Company has an approved capital budget of $625,000 for the 2017 fiscal year related to research and development equipment, manufacturing equipment and patent registration. In 2016, $1,281,170 was spent in cash on acquiring development and manufacturing equipment and new patents. $374,200 and $527,068 were spent on similar capital expenditures in 2015 and 2014, respectively

C.	Research and Development

The Company is developing a unique, proprietary process that addresses the deficiencies of size, integration, power and cost efficiency associated with current opto-electronic semiconductor manufacturing technologies. We believe this novel process can be accommodated in existing semiconductor fabs with minimum re-tooling, thus potentially reducing capital expenditures required to adopt POET’s process technologies.

In addition, we are pursuing the development of an InP-based 100G optical engine using a hybrid approach to integration. At the core of this development are the active laser components supplied by DenseLight and the novel passive components based on BB Photonics technology. BB Photonics has designed a multi-layer, athermal waveguide and a spot size converter that are incorporated directly into the InP epitaxial stack. Our objective is to place several integrated and discrete components on a silicon optical bench that does not require active optical alignment, which would substantially reduce the cost of the device by eliminating the need for lenses and mirrors. We intend to offer both components to transceiver makers, as well as to develop our own 100G, scalable transceiver optical engine.

Internally generated research costs, including the costs of developing intellectual property and maintaining patents are expensed as incurred. Internal development costs are expensed as incurred unless such costs meet the criteria for deferral and amortization under IFRS, which to date has not occurred.

We incurred $2,893,016, $3,532,492 and $2,277,927 of research and development expenses in 2016, 2015 and 2014 respectively. Research and development expenditures in the semiconductor business include costs associated with salaries, material costs, license fees, consulting services, stock-based compensation and third-party contract manufacturing. The expenses in all years presented can be analyzed as follows:

	2016	2015	2014
Research and development expenses can be analyzed as follows:
Wages and benefits	$1,299,758	$1,241,054	$899,758
Subcontract fees	1,013,539	1,560,819	582,943
Stock-based compensation	373,196	552,416	641,176
Supplies	206,523	178,203	154,050
	$2,893,016	$3,532,492	$2,277,927

D.	Trend Information

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

F.	Tabular Disclosures of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2016:

POET Technologies Inc.

	Payments due by period (US$)

Contractual Obligations	Total	<1 year	1-3 years	3-5 years	>5 years
Operating Lease Obligations	$806,577	$387,157	$419,420	$-	$-

G.	Safe Harbor

See “Forward Looking Statements” on page 1 of this Annual Report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our Directors and Officers for the most recent financial year.

Name	Positions	Age	Date First Elected or Appointed a Director or Officer
Peter Copetti	Former Executive Co-Chairman – Resigned April 30, 2016	51	June 8, 2012
Ajit Manocha (2)(3)	Chairman and Director	65	July 7, 2014
Dr. Suresh Venkatesan	Chief Executive Officer and Director	50	June 11, 2015
Dr. Subhash Deshmukh	Chief Operating Officer	55	June 8, 2015
Kevin Barnes	Former Chief Financial Officer -New Corporate controller and treasurer	45	December 1, 2012
Thomas R. Mika	Chief Financial Officer	65	November 2, 2016
Dr. Geoff Taylor	Founder and Chief Scientist – Retired April 30, 2016	71	April 2, 2013
John F. O’Donnell(2)(3)	Corporate Governance and Nominating Committee Chair and Director	70	February 14, 2012
Chris Tsiofas (1)(2)(3)	Audit and Compensation Committee Chair and Director	49	August 21, 2012
Todd A. DeBonis (1)(2)	Director	52	April 8, 2015
David E. Lazovsky (1)	Director	45	April 8, 2015
Mohandas Warrior (1)	Director	56	June 15, 2015

______________________

(1)	Member of Audit Committee
(2)	Member of Compensation Committee
(3)	Member of Corporate Governance and Nominating Committee

Mr. Peter Copetti has over 25 years of capital markets and management experience in key leadership roles. Since joining the company in 2012 he has been the chief architect and strategist leading the Company’s transformation in its Lab to Fab strategy, recently transitioning this role to Suresh Venkatesan, the company’s CEO, appointed in June 2015. Historically, Mr. Copetti was personally responsible for the restructuring of both secured and unsecured debt, negotiated new equity infusion into the Company, and re-focused the Company on its original technical vision of monolithic opto-electronic integration.

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

Mr. Thomas Mika as CFO. Mr. Mika served as the chairman of the Board of Rennova Health, the successor company to CollabRx and its predecessor, Tegal Corporation, a semiconductor capital equipment company. Since 2005, he has been the President and CEO, and at times the Acting Chief Financial Officer of CollabRx and Tegal, retaining those positions following its merger with Rennova Health in November 2015. Previously, Mika co-founded IMTEC, a boutique investment and consulting firm, serving clients in the U.S., Europe and Japan over a period of 20 years, taking on the role of CEO in several ventures. Earlier in his career, Mika was a managing consultant with Cresap, McCormick & Paget and a policy analyst for the National Science Foundation. He holds a Bachelor of Science in Microbiology from the University of Illinois at Urbana-Champaign and a Master of Business Administration from the Harvard Graduate School of Business.

Mr. Kevin Barnes has been serving as Chief Financial Officer since December of 2012 and previously served as Controller beginning in 2008. Mr. Barnes holds a Master of Business Administration and is a member of the Institute of the Certified Management Accountants of Australia and an Accredited Chartered Secretary. Mr. Barnes served as a Corporate Controller and Business Performance Manager for EC English, one of the world’s largest language training institutes between 2006 and 2014. Mr. Barnes also serves as Chief Financial Officer of VVC Exploration Corporation, a minerals exploration company since 2006. From 2000 to 2006, he was a reporting manager with Duguay and Ringler Corporate Services, which specializes in financial reporting for publicly traded companies.

Mr. John F. O’Donnell has a BA (Economics) and an LLB, has practiced law in the City of Toronto since 1973 and has been on the Board of Directors of the Company since February of 2012. He is currently counsel to Stikeman Keeley Spiegel LLP. His practice is primarily in the field of corporate and securities law and, as such, he is and has been counsel to several publicly traded companies. Mr. O’Donnell is currently also Chairman of the Board of Montana Gold Mining Company Inc. (MGM: CSE).

Mr. Chris Tsiofas, CA, CPA, earned a Bachelor’s of Commerce Degree from the University of Toronto in 1991 and has been a member of the Institute of Chartered Accountants of Ontario since 1993. He has been on the Board of Directors since August of 2012. He is a partner with the Toronto Chartered Professional Accountancy firm of Myers Tsiofas Norheim LLP, a position he has held since 1994.

Dr. Geoff Taylor was Chief Scientist at the Company and has led development of the POET platform since 2000, directing a focused team at the ODIS subsidiary of the Company. Dr. Taylor has a technical background made-up of 30 years of design and development experience in electronic and optical device physics, circuit design, opto-electronic technology, materials and applications. He is concurrently a Professor of Electrical Engineering and Photonics at the University of Connecticut, a position he has held since 1994, and is responsible for ODIS’ development efforts at the GaAs growth and fabrication facility. With over 150 papers in industry and scholarly respected journals, and dozens of patents, Dr. Taylor is widely regarded as a leading authority on GaAs solid-state physics, III-V opto-technology, as well as a pioneer in the development of monolithic integrated opto-electronic circuits. Dr. Taylor has a B.Sc. from Queen’s University, and a M.Sc. and Ph.D. from the University of Toronto.

Todd A. DeBonis is a veteran semiconductor executive with expertise in sales, marketing and corporate development. Mr. DeBonis is the President and CEO of Pixelworks, Inc. (NASDAQ: PXLW). Prior to his role at Pixelworks, Mr. DeBonis was the Vice President of Global Sales and Strategic Development at TriQuint Semiconductor. Mr. DeBonis played an integral part in the merger of TriQuint with RFMD and subsequent creation of Qorvo, Inc. Mr. DeBonis previously held the position of Vice President, Worldwide Sales and Marketing at Centillium Communications. Mr. DeBonis also served as the Vice President, Worldwide Sales for Ishoni Networks and Vice President, Sales & Marketing for the Communications Division of Infineon Technologies North America. Mr. DeBonis has a B.S. degree in Electrical Engineering from the University of Nevada.

David E. Lazovsky is the founder of Intermolecular and served as that company’s President and Chief Executive Officer and as a member of the board of directors from September 2004 to October 2014. Mr. Lazovsky has an in-depth knowledge of the semiconductor industry, technology and markets. Prior to founding Intermolecular, Mr. Lazovsky held several senior management positions at Applied Materials (NASDAQ: AMAT). From 1996 through August 2004, Mr. Lazovsky held management positions in the Metal Deposition and Thin Films Product Business Group where he was responsible for managing more than $1 billion in Applied Materials’ semiconductor manufacturing equipment business.. Mr. Lazovsky holds a B.S. in mechanical engineering from Ohio University and, as of March 31, 2014, held 41 pending or issued U.S. patents.

Mr. Mohan Warrior was president and chief executive officer (CEO) of Alfalight Inc. (“Alfalight”) from February 2004 to July 2016. Alfalight is a GaAs based high power diode laser manufacturing company with headquarters in Madison, Wisconsin. Alfalight serves military, telecom and industrial customers. Mr. Warrior established Alfalight as a leading provider of high powered laser diode solutions in both commercial and defense segments. Prior to joining Alfalight, Mr. Warrior's career included 15 years at Motorola Semiconductors (now Freescale) where he led the test and assembly operations, a group of 3500 employees, in the US, Scotland and Korea. Mr Warrior successfully led the transactions to sell Alfaight's commercial business to Compound Photonics in 2013 and its defense business to Gooch & Housego in 2016.

The Directors, unless otherwise noted above, have,served in their respective capacities since their election and/or appointment, and will serve until the next Company’s annual general meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles of Continuance.

The Board has adopted a written Code of Business Conduct and Ethics to promote a culture of ethical business conduct and relies upon the selection of persons as directors, senior management and employees who they consider to meet the highest ethical standards. The Company’s Code of Business Ethics can be found on the Company’s web site at: www.poet-technologies.com.

There are no family relationships between any of our Directors or senior management. There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a Director or member of senior management, except that in connection with the entry into of a financing arrangement between the Company and IBK Capital Corporation in 2012, Mr. Copetti was appointed a Director of the Company on June 8, 2012 but resigned his role on April 30, 2016.

B.	Compensation

Fixed Stock Option Plan

On September 21, 2007, the Directors approved a fixed 20% vesting Stock Option Plan (the “Plan”) to replace the Rolling Stock Option Plan that had been in effect since May 4, 2005. The Plan was approved by the disinterested shareholders of the Company at the Shareholders’ Meeting of June 19, 2008 and accepted for filing by the TSXV. Under the Plan, the maximum number of shares (the “Maximum Number”) which may be issued pursuant to options granted under the Plan or otherwise granted cannot exceed 20% of the issued and outstanding shares. The shareholders fixed the Maximum Number at 11,930,000. Thereafter, the Plan has been amended by the Directors, and such amendments have been approved by the shareholders in 2009, 2011, 2013, 2014, 2015 and 2016. The Maximum Number is currently 44,352,885 shares.

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

The Plan provides that the number of common shares issuable pursuant to options granted under the Plan and pursuant to other previously granted options is limited to the Maximum Number, currently fixed at 44,352,885. Any subsequent increase in the Maximum Number must be approved by shareholders of the Company and cannot exceed 20% of the issued and outstanding shares of the Company at the time of the shareholders’ approval. There is no other limit to the number of options granted to any individual, except for: (i)   2% on a yearly basis to any one consultant and (ii) 2% on a yearly basis to any employee providing “Investor Relations Activities.”

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

Term of the Awards. The term of each option grant shall be stated in the option agreement, provided that the term shall not exceed 10 years from the date of the grant. Options granted prior to May 2012 had a term of 10 years and options granted between June 2012 and February 2016 had a term of 5 years. At the meeting of the Board of Directors held on February 25, 2016, based on the report of Compensia, it was determined that in the future, stock options should generally have a term of 10 years.

Vesting Schedule. In general, options recently granted under the Plan vest 25% immediately and 25% every six months from the date of issue, until fully vested; provided, however, that the directors may, at their discretion, specify a different vesting period, provided that options granted to consultants performing “Investor Relations Activities” must vest in stages over 12 months with no more than 25% of the options vesting in any three month period. Prior to May 21, 2009, vesting was mandatory for all option grants. At the meeting of the Board of Directors held on February 25, 2016, based on the report of Compensia, it was determined that in the future, stock options should vest 25% at the end of one year from the date of issue with the remaining 75% vesting equally on a quarterly basis over the remaining 3 years for a total vesting period of 4 years. At a meeting of the Board of Directors held on March 30, 2017, the board approved a revised one-year vesting schedule for options granted for service on the board to conform to the term for which a director is elected. Such options will vest 25% at the end of each quarter served in office.

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

Officer Compensation

Total cash compensation accrued and/or paid (directly and/or indirectly) (refer to ITEM 7. “Major Shareholders and Related Party Transactions” for information regarding indirect payments) to all of our Officers during fiscal year 2016 was $2,047,634. In order to manage cash flow, head office based management agreed to a temporary, non-recoverable 10-20% reduction in compensation that took effect on October 1, 2016.

In order to assist the Board of Directors in fulfilling its oversight responsibilities with respect to human resources matters, the Board established a Compensation Committee. The Compensation Committee reviews and makes determinations with respect to senior officer compensation on a regular basis with any discretionary compensation used only for extraordinary projects or significant milestone results that advance the Company’s growth potential. When determining Executive Officers’ compensation, the Compensation Committee receives input and guidance from the Executive Chairman of the Board and the Chief Executive Officer of the Company. In the past, the Compensation Committee has engaged an outside consultant to conduct a Peer Group review to provide guidance to the Compensation Committee with respect to appropriate comparative terms for executive compensation and stock option grants. The Company also utilizes peer group comparisons from subsidiary locations to assist in its salary review of various positions in those locations. The Compensation Committee utilizes such comparative reviews to assist it in making appropriate recommendations to the Board.

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

The following table sets forth all annual and long-term compensation for services in all capacities to the Company for fiscal year 2016 of the Company.

				Options-Based Awards(1)(2)		Non-Equity Incentive Plan Compensation
Name and Principal Position	Fiscal Year	Salary (2) (US$)	Share- Based Awards (1)(2) (US$)	No. of Options	(US$)(1)(2)	Annual Incentive Plans	Long- term Incentive Plans	Pension Value (US$)	All Other Comp. (US$)	Total Comp. (US$)
Peter Copetti
Former Executive Co- Chairman	2016	144,684	—	—	—	—	—	—	—	144,684
Ajit Manocha
Executive Chairman	2016	481,250	—	200,000	132,320	—	—	—	—	613,570
Dr. Suresh Venkatesan
Chief Executive Officer	2016	972,500	—	300,000	198,479	—	—	—	—	1,170,979
Dr. Subhash Deshmukh
Chief Operating Officer	2016	310,000	—	550,000	383,170	—	—	—	—	693,170
Kevin Barnes
Treasurer and Controller (3)	2016	88,335	—	100,000	66,159	—	—	—	—	154,494
Thomas Mika
Chief Financial Officer	2016	50,685	—	1,000,000	462,954	—	—	—	—	513.639

(1)	The Company used the Black-Scholes model as the methodology to calculate the grant date fair value. The fair value will be recorded as an operating expense as the stock options based on the stock options vesting schedule from the date of grant.
(2)	The exchange rate used in these calculations to convert CAD to USD is based on the exchange rate applicable at the date of grant.
(3)	Mr. Barnes was appointed as Corporate Controller on November 2, 2016.
(4)	Mr. Mika was appointed as Chief Financial Officer on November 2, 2016.

The following table sets forth information concerning all awards outstanding under a stock option to each of the current officers, as of December 31, 2016:

	Option-Based Awards				Share-Based Awards
Name	No. of Shares Underlying Unexercised Options (#)	Option Exercise Price (CA$/share)	Option Expiration Date	Value of Unexercised In- The Money Options (1) (US$)	Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Share- Based Awards That Have Not Vested (US$)
Peter Copetti	590,000	0.235	April 30, 2017	41,690	N/A	N/A
	500,000	0.445	April 30, 2017	-	N/A	N/A
	300,000	0.49	April 30, 2017	-	N/A	N/A
	600,000	1.24	April 30, 2017	-	N/A	N/A
	50,000	1.54	April 30, 2017	-	N/A	N/A
Ajit Manocha	2,000,000	1.75	July 03, 2019	-	N/A	N/A
	100,000	1.24	Aug. 12, 2019	-	N/A	N/A
	200,000	1.54	Jun. 12, 2020	-	N/A	N/A
	200,000	0.86	July 7, 2026	-	N/A	N/A
Kevin Barnes	25,000	0.23	Feb. 16, 2022	1,860	N/A	N/A
	10,000	0.28	Mar. 17, 2020	-	N/A	N/A
	100,000	0.44	Nov. 14, 2018	-	N/A	N/A
	100,000	0.445	Nov. 15, 2017	-	N/A	N/A
	100,000	0.49	Aug. 13, 2018	-	N/A	N/A
	25,000	0.51	Sep. 28, 2021	-	N/A	N/A
	50,000	0.76	Feb. 28, 2021	-	N/A	N/A
	50,000	1.24	Aug. 12, 2019	-	N/A	N/A
	50,000	1.54	June 12, 2020	-	N/A	N/A
	25,000	1.08	Aug. 13, 2020	-	N/A	N/A
	100,000	0.86	July 7,2026	-	N/A	N/A
Thomas Mika	1,000,000	0.62	Nov 2, 2026	-	N/A	N/A
Dr. Suresh Venkatesan	6,357,000	1.40	June 15, 2020	-	N/A	N/A
	300,000	0.86	July 7,2026	-	N/A	N/A
Dr. Subhash Deshmukh	1,500,000	1.62	Apr. 24, 2020	-	N/A	N/A
	250,000	0.96	Mar 18,2026	-	N/A	N/A
	300,000	0.86	July 7,2026	-	N/A	N/A

______________________

(1)	This amount is calculated based on the difference between the market value of the shares underlying the options as of December 31, 2016, being CAD $0.33 (US$0.25), and the exercise or base price of the option. The exchange rate used in these calculations to convert CAD to USD was 0.7438, being the closing price at December 31, 2016.

The value vested or earned during fiscal year 2016 of incentive plan awards granted to NEOs are as follows:

NEO Name	Option-Based Awards – Value Vested During the Year (1) (US$)	Share-Based Awards – Value Vested During the Year (US$)	Non-Equity Incentive Plan Compensation – Value Earned During the Year (US$)

Ajit Manocha	-	N/A	N/A
Peter Copetti	-	N/A	N/A
Kevin Barnes	-	N/A	N/A
Suresh Venkatesan	-	N/A	N/A
Subhash Deshmukh	-	N/A	N/A

______________________

(1) This amount is the dollar value that would have been realized and is computed by obtaining the difference between the market price of the underlying securities on the vesting date and the exercise or base price of the options under the option-based award. For the named executive officers’ to realize this value, they would have had to exercise their options and sell the shares on the day of vesting. The exchange rates used in these calculations to convert CAD to USD were the rates applicable on the vesting dates.

Director Compensation

The following table details compensation paid/accrued for fiscal year 2016 for each director who is not also an officer.

				Option-Based Awards (1)(2)		Non-Equity Incentive Plan Compensation
Name and Principal Position	Fiscal Year (6)	Salary (2) (US$)	Share-Based Awards (1) (US$)	No. of Shares	(US$)	Annual Incentive Plans	Long-term Incentive Plans	Pension Value (US$)	All Other Comp. (US$)	Total Comp. (US$)
John F. O’Donnell(3)
Director	2016	61,000	—	150,000	99,240	—	—	—	—	160,240
Todd. A. DeBonis
Director	2016	48,500	—	150,000	99,240	—	—	—	—	147,740
David E. Lazovsky(4)
Director	2016	46,250	—	150,000	99,240	—	—	—	—	145,490
Chris Tsiofas
Director	2016	73,500	—	150,000	99,240	—	—	—	—	172,740
Mohan Warrior
Director	2016	46,000	—	150,000	99,240	—	—	—	—	145,240

(1)	The Company used the Black-Scholes model as the methodology to calculate the grant date fair value. The fair value will be recorded as an operating expense as the stock options vest from the date of grant.
(2)	The exchange rate used in these calculations to convert CAD to USD was rate of exchange applicable on the date of grant.
(3)	The firm of Stikeman Keeley Spiegel Pasternack LLP, of which Mr. O’Donnell is counsel, billed the sum of $113,250 for legal fees and disbursements incurred in 2016.
(4)	Mr. Lazovsky was paid $150,000 during the year for strategic, technology, integration, general business consulting and services rendered in assisting the Company with a public offering in November 2016.

During the year ended December 31, 2016, the outside, or non-management, directors were paid an annual fee of $32,000 for acting as a director, plus $1,500 per board meeting attended and $750 per committee meeting - paid quarterly. If independent, the Chairman of the Board is entitled to receive an additional $10,000 annually and the Committee Chairs are entitled to receive an additional $8,000 annually. Messrs. Copetti and Manocha both served as Executive Co-Chairmen in 2016. Mr. O’Donnell serves as Chair of the Corporate Governance and Nominating Committee and Mr. Tsiofas serve as Chair of the Audit and Compensation Committees. Directors’ involvement in special assignments or services as consultant or expert will be negotiated on a case-by-case basis.

Subsequent to the end of the year, the Board of Directors adopted a revised program that substantially reduces the total cash component of director compensation, effective April 1, 2017. The revised program eliminates per meeting fees, and makes adjustments in the annual retainer and chairperson fees, to reduce cash payments and award stock options. Revised total compensation for each non-executive director will be $120,000 annually, consisting of a cash retainer of $30,000, plus stock options equal to $90,000 (based on a Black-Scholes valuation). No additional fees will be paid for attending board or committee meetings. An additional $10,000 in cash and $10,000 in value of options will be granted to each of the three standing committee chairs. The options will vest quarterly over the one-year term of service as directors. No options related to the revised compensation program for directors will be issued until after the next Annual General Meeting of the shareholders.

The following table sets forth information concerning all awards outstanding under the stock option plans to each of the current Directors who are not also named executive officers as of December 31, 2016:

	Option-Based Awards				Share-Based Awards
Name	No. of Shares Underlying Unexercised Options (#)	Option Exercise Price (CA$/share)	Option Expiration Date	Value of Unexercised In- The Money Options (1) (US$)	Number of Shares or Units of Shares That Have Not Vested (#)	Payout Value of Share- Based Awards That Have Not Vested (US$)
John F. O’Donnell	150,000	0.23	16-Feb-22	11,157	N/A	N/A
	12,500	0.345	19-Aug-20	-	N/A	N/A
	500,000	0.445	15-Nov-17	-	N/A	N/A
	300,000	0.49	13-Aug-18	-	N/A	N/A
	300,000	1.24	12-Aug-19	-	N/A	N/A
	100,000	1.54	12-Jun-20	-	N/A	N/A
	150,000	0.86	07-Jul-26	-	N/A	N/A
Chris Tsiofas	475,000	0.275	21-Aug-17	19,432	N/A	N/A
	500,000	0.445	15-Nov-17	-	N/A	N/A
	300,000	0.49	13-Aug-18	-	N/A	N/A
	300,000	1.24	12-Aug-19	-	N/A	N/A
	300,000	1.54	12-Jun-20	-	N/A	N/A
	150,000	0.86	07-Jul-26	-	N/A	N/A
Todd A. DeBonis	275,000	1.54	12-Jun-20	-	N/A	N/A
	250,000	1.99	08-Apr-20	-	N/A	N/A
	150,000	0.86	07-Jul-26	-	N/A	N/A
David E. Lazovsky	250,000	1.99	08-Apr-20	-	N/A	N/A
	25,000	1.54	12-Jun-20	-	N/A	N/A
	150,000	0.86	07-Jul-26	-	N/A	N/A
Mohan Warrior	250,000	1.54	12-Jun-20	-	N/A	N/A
	150,000	0.86	07-Jul-26	-	N/A	N/A

______________________

(1)	This amount is calculated based on the difference between the market value of the shares underlying the options as of December 31, 2016, being CAD $0.33 (US$0.25), and the exercise or base price of the option. The exchange rate used in these calculations to convert CAD to USD was 0.7438, being the closing price at December 31, 2016.

The value vested or earned during fiscal year 2016 of incentive plan awards granted to Directors who are not also named executive officers are as follows:

Director Name	Option-Based Awards – Value Vested During the Year (1) (US$)	Share-Based Awards – Value Vested During the Year (US$)	Non-Equity Incentive Plan Compensation – Value Earned During the Year (US$)

Todd A. DeBonis	-	N/A	N/A
John F. O’Donnell	-	N/A	N/A
David E. Lazovsky	-	N/A	N/A
Chris Tsiofas	-	N/A	N/A
Mohan Warrior	-	N/A	N/A

(1) This amount is the dollar value that would have been realized and is computed by obtaining the difference between the market price of the underlying securities on the vesting date and the exercise or base price of the options under the option- based award. For the Directors to realize this value, they would have had to exercise their options and sell the shares on the day of vesting. None of these options were exercised. The exchange rate used in these calculations to convert CAD to USD was the exchange rate applicable on the vesting date.

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

Written Management Agreements

The Company and/or its subsidiaries have employment contracts with the following current and former Officers as follows:

Mr. Manocha entered into a memorandum of understanding (MOU) dated July 3, 2014, wherein (i) he was to be paid US$41,667.67 per month (or US $500,000 per year) and he was granted 2,000,000 stock options. On October 1, 2015, the Company extended Mr. Manocha’s employment at the same annual rate of pay. The extension, however, divided his compensation between his compensation as an executive and his compensation has the co-chairman of the board. As of October 1, 2015, Mr.

Manocha was paid annually US $375,000 as an executive and US $125,000 as co-chairman of the board. Mr. Manocha agreed to reduce the executive portion of his compensation by 20% effective October 2016. Effective February 1, 2017, Mr. Manocha no longer serves as Chairman and receives compensation as determined for a Board member.

On June 30, 2014 Mr. Copetti entered into an Executive Employment Agreement with an effective date of February 10, 2014, wherein

(i) he was to be paid CA$20,000 per month or (CA$240,000 per year) until December 31, 2014, (ii) he would be eligible for annual and special bonuses as determined by the Board of Directors; (iii) he would be reimbursed up to CA$5,000 for gym membership and medical tests; and (iv) he would receive a severance of twelve months on termination of employment by the Company, other than for cause.

Mr. Copetti’s salary was adjusted to CA$31,250 per month or (CA$375,000 per year) in October 2014. On January 1, 2015, Mr. Copetti’s employment agreement was extended on a month-to-month basis with an adjusted salary of CA$41,667.67 per month. On October 1, 2015, the Company extended Mr. Copetti’s employment agreement. The extended agreement divided his compensation between his compensation as an executive and his compensation has the co-chairman of the board. As of October 1, 2015, Mr. Copetti is paid, annually, CA$375,000 as an executive and US $125,000 as co-chairman of the board. The other terms of the contract remained unchanged. Mr. Copetti resigned from the Board on April 30, 2016.

Mr. Barnes has an arrangement with the Company to provide consulting services starting January 1, 2013 for a period of one year with an automatic one year renewal at a monthly rate of CA$7,000 (2017 – CA$11,667). The Company may terminate the arrangement without cause on six months’ notice or equivalent compensation.

Dr. Deshmukh entered into an Executive Employment Agreement with an effective date of June 8, 2015 wherein (i) he will be paid US$250,000 (subsequently amended to US$300,000 effective January 1, 2016) per year under at-will terms of employment (ii) he will be eligible for annual and special bonuses as determined by the Board of Directors up to a maximum of US$250,000; (iii) he was granted 1,500,000 stock options vesting over 4 years; (iv) he was to receive a severance of six months’ salary, if terminated during the first year of employment, plus two months’ salary additional per each full year of employment thereafter, up to a maximum of twelve months on termination of employment by the Company, other than for cause. Mr. Deshmukh agreed to reduce his compensation by 20%, effective October 2016. On January 13, 2017, Dr. Deshmukh resigned as COO of the Company. No termination payments were paid to Dr. Deshmukh. Dr. Deshmukh will continue to provide services to the Company on an as needed basis until June 30, 2017.

Dr. Venkatesan entered into an Executive Employment Agreement with an effective date of June 10, 2015 wherein (i) he will be paid US$550,000 per year under at-will terms of employment; (ii) he will be eligible for annual and special bonuses as determined by the Board of Directors; (iii) he was granted 6,357,000 stock options vesting over 4 years; (iv) he is eligible for a signing bonus of US $450,000 payable on the first anniversary of the effective date provided that the Executive Employment Agreement has not been terminated prior to that date; (v) he will receive a severance of twelve months on termination of employment by the Company, other than for cause. Mr. Venkatesan agreed to reduce his compensation by 20% effective October 2016.

Mr. Mika entered into an Executive Employment Agreement with an effective date of November 2, 2016 wherein (i) he will be paid US$250,000 per year under at-will terms of employment (ii) he will be eligible for annual and special bonuses as determined by the Board of Directors; (iii) he was granted 1,000,000 stock options vesting over 4 years; (iv) he will receive an additional 500,000 stock options vesting over 4 years in Q1 2017 (v) he will be entitled to compensation of three months’ salary on termination of employment by the Company, if termination is other than for cause.

On July 1, 2016, Mr. Lazovsky entered into a Consulting Agreement with the Company to provide strategic, technological, integration and other general consulting services. For his services, Mr. Lazovsky will be paid US$150,000 for the term from July 1, 2016 to December 31, 2016.

Mr. Lazovsky entered into an Executive Employment Agreement to provide services as the Executive Chairman of the Board, with an effective date of February 1, 2017. He will (i) be paid US$200,000 per year under at-will terms of employment (ii) be eligible for annual and special bonuses as determined by the Board of Directors; (iii) granted 3,000,000 stock options vesting over 4 years; (iv) be entitled to compensation of six months’ salary on termination of employment by the Company, if termination is other than for cause.

Effective December 30, 2016, Mr. Rajan Rajgopal entered into an employment agreement with DenseLight to provide services as the President and General Manager of DenseLight. As per the agreement, Mr. Rajgopal will (i) be paid be paid US$220,000 per year (ii) be eligible for annual and special bonuses as determined by the Board of Directors; (iii) be granted 500,000 stock options vesting over 4 years; (iv) be granted an additional 500,000 stock options no later than June 30, 2017 (v) be entitled to compensation of one months salary on termination of employment by the Company, if termination is other than for cause.

C.	Board Practices

Our Board of Directors currently consists of seven directors, including three independent directors. Each director holds office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of Amalgamation and all amendments thereto (the “Articles”), or with the provisions of the OBCA. The Company’s Officers are appointed to serve at the discretion of the Board, subject to the terms of the employment agreements described above.

The Board and committees of the Board schedule regular meetings over the course of the year.

During fiscal 2016, the Board held eight regularly scheduled meetings. For various reasons, Board members may not be able to attend a Board meeting. All Board members are provided information related to each of the agenda items before each meeting, and, therefore, can provide counsel outside the confines of regularly scheduled meetings.

The Board has adopted standards for determining whether a director is independent from management. The Board reviews, consistent with the Company’s corporate governance guidelines, whether a director has any material relationship with the Company that would impair the director’s independent judgment. The Board has affirmatively determined, based on its standards, that Messrs. Tsiofas, DeBonis and Warrior are independent.

Directors’ Service Contracts

Messrs.Venkatesan, Copetti and Manocha entered into employment contracts as explained above in “Written Management Agreements.” Mr. Copetti resigned from the board on April 30, 2016.

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

Audit Committee

The Audit Committee is currently comprised of three members: Chris Tsiofas (Chair), Todd DeBonis and Mohandas Warrior. All three members are independent directors of the Company. Mr. Tsiofas was appointed chair of the Audit Committee on August 21, 2012. The Board has determined that Mr. Tsiofas satisfies the criteria of “audit committee financial expert” within the meaning of Item 401(h) of Regulation S-K and is independent in accordance with Rule 4200 of the NASDAQ Marketplace Rules. All members of the audit committee are financially literate, meaning they have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

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

The Company’s independent auditor is accountable to the Board and to the Audit Committee. The Board, through the Audit Committee, has the ultimate responsibility to evaluate the performance of the independent auditor, and through the shareholders, to appoint, replace and compensate the independent auditor. Any non-audit services must be pre- approved by the Audit Committee.

Compensation Committee

The Compensation Committee is currently comprised of three members: Chris Tsiofas (Chair), John O’Donnell and Todd DeBonis. Mr. Tsiofas was appointed chair of the Compensation Committee on November 14, 2014. Chris Tsiofas and Todd DeBonis are independent. Mr. O’Donnell is retained by the Company as company counsel.

The Compensation Committee discusses and makes recommendations to the Board for approval or disapproval of all compensation issues that pertain to the Company. The compensation programs of the Company are designed to reward performance and to be competitive with the compensation agreements of other comparable semiconductor companies. The Compensation Committee is responsible for evaluating the compensation of the senior management of the Company and assuring that they are compensated effectively in a manner consistent with the Company’s business, stage of development, financial condition and prospects, and the competitive environment. Specifically, the Compensation Committee is responsible for: (i) reviewing the compensation practices and policies of the Company to ensure that they are competitive and that they provide appropriate motivation for corporate performance and increased shareholder value; (ii) overseeing the administration of the Company’s compensation programs, and reviewing and approving the employees who receive compensation and the nature of the compensation provided under such programs, and ensuring that all management compensation programs are linked to meaningful and measurable performance targets; (iii) making recommendations to the Board regarding the adoption, amendment or termination of compensation programs and the approval of the adoption, amendment and termination of compensation programs of the Company, including for greater certainty, ensuring that if any equity- based compensation plan is subject to shareholder approval, and that such approval is sought; (iv) periodically surveying the executive compensation practices of other comparable companies; (v) establishing and ensuring the satisfaction of performance goals for performance-based compensation; (vi) annually reviewing and approving the annual base salary and bonus targets for the senior executives of the Company, other than the Chief Executive Officer (the “CEO”); (vii) reviewing and approving annual corporate goals and objectives for the CEO and evaluating the CEO’s performance against such goals and objectives; (viii) annually reviewing and approving, based on the Compensation Committee’s evaluation of the CEO, the CEO’s annual base salary, the CEO’s bonus, and any stock option grants and other awards to the CEO under the Company’s compensation programs (in determining the CEO’s compensation, the Compensation Committee will consider the Company’s performance and relative shareholder return, the compensation of CEOs at other companies, and the CEO’s compensation in past years); and (ix) review the annual report on executive compensation required to be prepared under applicable corporate and securities legislation and regulation including the disclosure concerning members of the Compensation Committee and settling the reports required to be made by the Compensation Committee in any document required to be filed with a regulatory authority and/or distributed to shareholders.

Code of Ethics

The Board has adopted a written code of business conduct and ethics. All transgressions of the code of business conduct and ethics are required to be promptly reported to the Chair of the Board or of any committee, who in turn, reports them to the Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee is charged with investigating alleged violations of the code of business conduct and ethics. Any findings of the Corporate Governance and Nominating Committee are then reported to the full Board, which will take such action as it deems proper. The Company’s Code of Ethics may be inspected on the Company’s website at www.poet- technologies.com and is filed as an Exhibit to this Annual Report.

D.	Employees

As of December 31, 2016, the Company had 71 full-time employees and 2 consultants, including senior management. 8 employees and 1 consultant work at our lab facility either as support staff or are engaged in research and development initiatives; 1 employee and 1 consultant are employed at the Canadian office; 62 employees are employed at our fabrication facility in Singapore. None of the Company’s employees are covered by collective bargaining agreements.

At December 31, 2015, the Company had 10 full-time employees and 5 consultants, including senior management; 9 employees and 3 consultants work at our lab facilities either as support staff or are engaged in research and development initiatives; 1 employee and 2 consultants are employed at the Canadian office. None of the Company’s employees are covered by collective bargaining agreements.

At December 31, 2014, the Company had 12 full-time employees and 5 consultants, including senior management; 10 employees and 2 consultants work at our lab facilities either as support staff or are engaged in research and development initiatives; 2 employees and 3 consultants are employed at the Canadian office. None of the Company’s employees are covered by collective bargaining agreements.

E.	Share Ownership

The following table sets forth certain information regarding the beneficial ownership of our outstanding common shares for: (i) each of our Directors and Officers individually; (ii) all of our Directors and Officers as a group; and (iii) each other person known to us to own beneficially more than 5% of our common shares as of March 20, 2017. Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. The table also includes the number of shares underlying options that are exercisable within sixty (60) days of March 29, 2017. Ordinary shares subject to these options are deemed to be outstanding for the purpose of computing the ownership percentage of the person holding these options, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person.

The shareholders listed below do not have any different voting rights from our other shareholders.

	Number of Shares Beneficially Owned (1)		Percent of Class
Directors and Officers:
Peter Copetti	2,040,000	(2)	0.79%
Ajit Manocha	2,500,000	(3)	0.96%
Chris Tsiofas	2,050,000	(4)	0.79%
John F. O’Donnell	1,542,500	(5)	0.59%
Thomas Mika	1,000,000	(6)	0.39%
Kevin Barnes	642,463	(7)	0.25%
Todd DeBonis	675,000	(8)	0.26%
David Lazovsky	425,000	(9)	0.16%
Mohandas Warrior	400,000	(10)	0.15%
Suresh Venkatesan	6,697,000	(11)	2.58%
Subhash Deshmukh	2,050,000	(12)	0.79%
Directors and Officers Subtotal	20,021,963		7.72%
Major Shareholders:
None that we are aware of.

______________________

(1)	The number of shares set forth for each Director, Officer and Major Shareholder is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act.
(2)	Includes: 2,040,000 common shares that can be obtained upon the exercise of options or warrants within sixty (60) days.
(3)	Includes: (i) zero common shares issued and outstanding and (ii) 2,500,000 common shares that can be obtained upon the exercise of options or warrants within sixty (60) days.
(4)	Includes: (i) 25,000 common shares issued and outstanding and (ii) 2,025,000 common shares that can be obtained upon the exercise of options or warrants within sixty (60) days.
(5)	Includes: (i) 30,000 common shares issued and outstanding and (ii) 1,512,500 common shares that can be obtained upon the exercise of options or warrants within sixty (60) days.
(6)	Includes: (i) zero common shares issued and outstanding and (ii) 1,000,000 common shares that can be obtained upon the exercise of options or warrants within sixty (60) days.
(7)	Includes: (i) 17,463 common shares issued and outstanding and (ii) 625,000 common shares that can be obtained upon the exercise of options or warrants within sixty (60) days.
(8)	Includes: (i) zero common shares issued and outstanding and (ii) 675,000 common shares that can be obtained upon the exercise of options or warrants within sixty (60) days.
(9)	Includes: (i) zero common shares issued and outstanding and (ii) 425,000 common shares that can be obtained upon the exercise of options or warrants within sixty (60) days.
(10)	Includes: (i) zero common shares issued and outstanding and (ii) 400,000 common shares that can be obtained upon the exercise of options or warrants within sixty (60) days.
(11)	Includes: (i) 40,000 common shares issued and outstanding and (ii) 6,657,000 common shares that can be obtained upon the exercise of options or warrants within sixty (60) days.
(12)	Includes: (i) zero common shares issued and outstanding and (ii) 2,050,000 common shares that can be obtained upon the exercise of option or warrants within sixty days.

See “ITEM 6.B. Compensation” for the exercise prices of options.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Holdings by Major Shareholders

Please refer to ITEM 6.E. “Share Ownership” for details regarding securities held by Directors, Officers and Major Shareholders.

The Company’s major shareholders do not have different voting rights.

U.S. Share Ownership

As of March 29, 2017, there were a total of 445 holders of record of our common shares with addresses in the U.S. We believe that the number of beneficial owners is substantially greater than the number of record holders, because a large portion of our common shares are held in broker “street names.” As of March 29, 2017, U.S. holders of record held approximately 1.34% of our outstanding common shares.

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

The firm of Stikeman Keeley Spiegel Pasternack LLP, of which Mr. O’Donnell is counsel, billed the sum of $113,250 for legal fees and disbursements incurred in 2016 (2015 - $104,790).

In 2016, the Company paid or accrued $150,000 in consulting fees to a director for strategic, technology, integration, general business consulting and services rendered in assisting the Company with a public offering.

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

There were no significant changes between January 1, 2017 and March 29, 2017.

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

Period Ended	High (CA$)	Low (CA$)
Monthly
March 29, 2017	$0.34	$0.33
February 28, 2017	$0.37	$0.32
January 31, 2017	$0.42	$0.34
December 31, 2016	$0.51	$0.33
November 30, 2016	$0.36	$0.27
October 31, 2016	$0.35	$0.28
Quarterly
December 31, 2016	$0.81	$0.27
September 30, 2016	$0.95	$0.76
June 30, 2016	$1.44	$0.83
March 31, 2016	$1.10	$0.84
December 31, 2015	$1.20	$0.72
September 30, 2015	$1.68	$0.62
June 30, 2015	$2.00	$1.38
March 31, 2015	$1.62	$1.01
December 31, 2014	$1.61	$0.65
September 30, 2014	$2.24	$0.90
Yearly
December 31, 2016	$1.44	$0.27
December 31, 2015	$2.00	$0.62
December 31, 2014	$2.87	$0.49
December 31, 2013	$0.74	$0.20
December 31, 2012	$0.74	$0.195

B.	Plan of Distribution

Not Applicable.

C.	Markets

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

Neither Canadian law nor our Articles or By-laws limit the right of a non-resident to hold or vote common shares of the Company, other than as provided in the Investment Canada Act (the “Investment Act”), as amended by the World Trade Organization Agreement Implementation Act (the “WTOA Act”). The Investment Act generally prohibits implementation of a direct reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a “Canadian,” as defined in the Investment Act (a “non-Canadian”), unless, after review, the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in the common shares of the Company by a non-Canadian (other than a “WTO Investor,” as defined below) would be reviewable under the Investment Act if it were an investment to acquire direct control of the Company, and the value of the assets of the Company were CA$5.0 million or more (provided that immediately prior to the implementation of the investment the Company was not controlled by WTO Investors). An investment in common shares of the Company by a WTO Investor (or by a non- Canadian other than a WTO Investor if, immediately prior to the implementation of the investment the Company was controlled by WTO Investors) would be reviewable under the Investment Act if it were an investment to acquire direct control of the Company and the value of the assets of the Company equaled or exceeded an amount determined by the Minister of Finance (Canada) (the “Minister”) on an annual basis. The Minister has determined that the threshold for review for WTO Investors or vendors (other than Canadians) to be CA$379 million for the year 2016. A non-Canadian, whether a WTO Investor or otherwise, would be deemed to acquire control of the Company for purposes of the Investment Act if he or she acquired a majority of the common shares of the Company. The acquisition of less than a majority, but at least one-third of the shares, would be presumed to be an acquisition of control of the Company, unless it could be established that the Company is not controlled in fact by the acquirer through the ownership of the shares. In general, an individual is a WTO Investor if he or she is a “national” of a country (other than Canada) that is a member of the World Trade Organization (“WTO Member”) or has a right of permanent residence in a WTO Member. A corporation or other entity will be a “WTO Investor” if it is a “WTO Investor-controlled entity,” pursuant to detailed rules set out in the Investment Act. The U.S. is a WTO Member. Certain transactions involving our common shares would be exempt from the Investment Act, including:

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

In addition to any contracts described in “ITEM 7.B. Related Party Transactions” or “ITEM 4. Business Overview”, below is a summary of contracts to which we are or have been a party during the two years immediately preceding the date of this document. Other than contracts entered into in the ordinary course of business, we have not been a party to any other contract within such two-year period.

1.	On May 21, 2008, the Company entered into an Agreement with BAE Systems Information And Electronic Systems Integration, Inc. (“BAE”), with a term of 15 years, whereby BAE and the Company initiated a joint development program of the Company’s POET technology, with royalties running from each to the other for licensed products sold. This Agreement was supplemented on February 25, 2015 to expand the scope of work to be performed through 2015. At present, there has not been any joint process development or transfer under this agreement, and none is anticipated in the future.

2.	On April 28, 2003, the Company entered into a License Agreement with the University of Connecticut (“UCONN”), as amended on April 15, 2014 whereby UCONN granted the Company an exclusive license to the intellectual property developed under the direction of Dr. Taylor that is owned or jointly owned by UCONN for the payment of $50,000 due in the first and each subsequent year after the Company has revenue of $100,000 from the products developed pursuant to the licensed intellectual property, such amounts of consideration subject to increase by 25% every two years, up to a maximum of $1,000,000. In addition, the Company must pay annually to UCONN 3% of any sublicense revenue received for commercial, royalty bearing sublicenses of licensed intellectual property to third parties. By making a $100,000 payment to UCONN in April 2007, the license became irrevocable. As consideration for the amendment entered into on April 15, 2014, changing the royalty rate to 3%, the Company issued 2,000,000 common shares, subject to approval of the TSXV, which were restricted from trading until May 31, 2016.

3.	On October 21, 2010, the Company entered into a Lease Agreement, as amended on March 20, 2013, with UCONN whereby the Company leases property from UCONN beginning on April 1, 2010 and extending through March 31, 2014. Monthly rent increases from $6,130 in the first three months of year one to $10,966 in year five. This Agreement was renewed on December 11, 2014 for a period of one year commencing April 1, 2015 and ending on March 31, 2016. The renewal provides for an annual rent of $158,894, discounted to $144,490 if the full amount is prepaid. This Lease Agreement was not renewed in 2016.

4.	On February 15, 2013, the Company entered into a Service Agreement with True South Renewables, Inc. (“True South”), for a period of five years, whereby the True South will perform monitoring and maintenance services on solar trackers installed by the Company prior to the discontinuation of the solar business and divestiture of the solar assets. The Company will pay a minimum of $6,000.00 in the first year and $8,013.00 in the fifth year, in addition to hourly charges for labor and travel.

5.	On May 11, 2016 the Company acquired all the issued and outstanding shares of DenseLight Semiconductor Pte. Ltd. in an all-stock acquisition for $10,500,000 satisfied through the issuance of 13,611,150 common shares.

6.	On June 22, 2016, the Company acquired all the issued and outstanding shares of BB Photonics, a New Jersey company and its subsidiary BB Photonics UK Ltd, collectively BB Photonics, a designer of integrated photonic solutions for the data communications market for consideration of $1,550,000. The all-stock purchase was accomplished with the issuance of 1,996,090 common share of the Company at a price of $0.777 per share.

7.	On October 19, 2016, the Company announced that it had entered into an agreement with Singapore’s Economic Development Board (EDB) to expand the Company’s research and development operations in Singapore. Under this agreement, the Company is eligible to receive support up to a maximum of S$10.7 million (US$7.7 million) over five years subject to certain expenditure, capital acquisition and head count thresholds.

8.	On January 8, 2016 and amended on March 4, 2016, BB Photonics entered into a Collaboration Agreement with Swansea University and Compound Semiconductor Technologies Global Ltd. As per the Agreement, Swansea University would provide the Company access to its clean room facilities and perform fabrication and deposition services as required by BB Photonics for a total of 120 days.

D.	Exchange Controls

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

U.S. Holders will have the option of claiming the amount of any non-U.S. income taxes withheld at source either as a deduction from gross income or as a dollar-for-dollar credit against their U.S. federal income tax liability. Individuals who do not claim itemized deductions, but instead utilize the standard deduction, may not claim a deduction for the amount of the non-U.S. income taxes withheld, but such amount may be claimed as a credit against the individual’s U.S. federal income tax liability. The amount of non-U.S. income taxes which may be claimed as a credit in any taxable year is subject to complex limitations and restrictions, which must be determined on an individual basis by each shareholder. These limitations include, among others, rules that limit foreign tax credits allowable with respect to specific classes of income to the U.S. federal income taxes otherwise payable with respect to each such class of income. A U.S. Holder will be denied a foreign tax credit with respect to non-U.S. income tax withheld from a dividend received on the common shares if such U.S. Holder has not held the common shares for at least 16 days of the 31-day period beginning on the date which is 15 days before the ex-dividend date with respect to such dividend, or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. Holder has substantially diminished its risk of loss on the common shares are not counted toward meeting the required 16-day holding period. Distributions of current or accumulated earnings and profits generally will be foreign source passive income for U.S. foreign tax credit purposes.

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

The consolidated financial statements of POET Technologies Inc. as of December 31, 2016, 2015 and 2014 included herein, have been audited by Marcum LLP, our independent registered accounting firm for that period, 185 Asylum St, 17th Floor, Hartford, CT 06103, USA, as stated in their report appearing herein, and is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

H.	Documents on Display

The Company’s documents can be viewed at its Canadian office, located at: Suite 1107, 120 Eglinton Avenue East, Toronto, Ontario M4P 1E2, Canada. Further, we file reports under Canadian regulatory requirements on SEDAR; you may access our reports filed on SEDAR by accessing their website at www.sedar.com. The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the Exchange Act), and files reports, Annual Reports and other information with the SEC. The Company’s reports, Annual Reports and other information can be inspected on the SEC’s website at www.sec.gov and such information can also be inspected and copies ordered at the public reference facilities maintained by the SEC at the following location: 100 F Street NE, Washington, D.C. 20549.

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

Exchange Rate Risk

The Company is exposed to foreign currency risk with the Canadian and Singapore dollar. The Company maintains bank accounts and cash reserves in US, Canadian and Singapore dollars with the majority of reserves currently split between Canadian and US dollars. The Canadian dollar reserves are exposed to currency fluctuations. Most of the company’s operations are transacted in US and Singapore dollars. A 10% change in the Canadian and Singapore dollar would increase or decrease other comprehensive loss by $620,560.

The following table shows exchange rates, from CAD to USD, for the past six months:

Period	High (1)	Low (1)	Average (2)
March 2017	0.7539	0.7388	0.7493
February 2017	0.7703	0.7511	0.7518
January 2017	0.7710	0.7425	0.7671
December 2016	0.7644	0.7352	0.7438
November 2016	0.7489	0.7358	0.7443
October 2016	0.7689	0.7443	0.7456
October 2016 — March 29, 2017	0.7710	0.7352	0.7554

 __________________________________

(1)	Bank of Canada monthly average rates
(2)	Bank of Canada daily closing average rates

The following table shows exchange rates, from SGD to USD, for the past six months:

Period	High (1)	Low (1)	Average (2)
March 2017	0.7176	0.7036	0.7152
February 2017	0.7131	0.7018	0.7119
January 2017	0.7098	0.6890	0.7090
December 2016	0.7061	0.6887	0.6902
November 2016	0.7227	0.6967	0.6970
October 2016	0.7325	0.7164	0.7184
October 2016 — March 29, 2017	0.7325	0.6887	0.7073

 _________________________________

(1)	Bank of Singapore monthly average rates
(2)	Bank of Singapore daily closing average rates

Market Risk

Market risk arises from the possibility that changes in market prices will affect the value of the financial instruments of the Company. The Company is exposed to fair value fluctuations on its cash equivalents. The Company’s other financial instruments (cash and accounts payable and accrued liabilities) are not subject to market risk, due to the short- term nature of these instruments.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2016. In making this assessment, it used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that assessment, management concluded that, as of December 31, 2016, the Company’s internal control over financial reporting is effective based on those criteria.

(c)	Attestation Report of Registered Public Accounting Firm

Not applicable.

(d)	Changes in Internal Controls over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2016 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. Principal Accountant Fees and Services Fees Paid to Independent Registered Public Accounting Firm

The following table sets forth, for each of the years indicated, the fees billed by our independent registered public accounting firm, Marcum LLP.

	Year Ended December 31,
Services Rendered	2016	2015
Audit-Related Fees (1)	$161,675	$69,000
All Other Fees (2)	8,650	10,000
Total	$170,325	$79,000

__________________________

(1)	Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.
(2)	Tax fees relate to tax compliance, planning and advice.

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

Not Applicable.

ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable.

ITEM 16F. Change in Registrant’s Certifying Accountants

Not Applicable.

ITEM 16G. Corporate Governance

Not Applicable.

ITEM 16H. Mine Safety Disclosure

Not Applicable.

PART III

ITEM 17. Financial Statements

The Company’s consolidated financial statements are stated in U.S. dollars and are prepared in accordance with IFRS as issued by the International Accounting Standards Board.

The consolidated financial statements required under ITEM 17 are attached hereto and found immediately following the text of this Annual Report and are incorporated by reference herein. The audit report of Marcum LLP, independent registered public accounting firm, is included herein immediately preceding the audited consolidated financial statements.

a.	Audited Financial Statements — for the years ended December 31, 2016, 2015 and 2014 and as of December 31, 2016, 2015 and 2014

ITEM 18. Financial Statements

The Company has elected to provide financial statements pursuant to ITEM 17.

ITEM 19. Exhibits

1.1	Certificate and Articles of Continuance*
1.2	Amended and Restated Bylaws**
4.1	Asset Purchase Agreement with Tracker Acquisition, Inc., dated December 17, 2012*
4.2	Agreement with BAE Systems Information And Electronic Systems Integration, Inc., dated May 21, 2008*
4.3	License Agreement with the University of Connecticut, dated April 28, 2003, as amended April 15, 2014*
4.4	Lease Agreement with the University of Connecticut, dated December 11, 2014.*
4.5	Agency Agreement with IBK Capital Corp., dated February 14, 2013*
4.6	Credit Agreement with TCA Global Credit Master Fund, LP, dated March 30, 2012*
4.7	Memorandum of Understanding with Ajit Manocha, dated July 3, 2014**
4.8	Letter of Agreement with Daniel DeSimone, dated March 28, 2014**
4.9	Executive Employment Agreement with Peter Copetti, dated June 30, 2014**
4.10	Shareholder Rights Plan Agreement between the Company and TMX Equity Transfer Services, Inc.**
4.11	Consulting Agreement with Dr. Geoff Taylor, dated January 12, 2015**
4.12	Employment Agreement with Stephane Gagnon, dated November 5, 2013*
4.13	Employment Agreement with Suresh Venkatesan, dated June 10, 2015 ***
4.14	Employment Agreement with Subhash Deshmukh, dated June 8, 2015 ***
4.15	Employment Agreement with Rajan Rajgopal, dated December 27, 2016 ****
4.16	Employment Agreement with Thomas Mika, dated November 2, 2016 ****
4.17	Employment Agreement with Dave Lazovsky, dated February 1, 2017 ****
4.18	Consulting Agreement with Dave Lazovsky, dated July 1, 2016 ****
4.19	Agreement with the Singapore Economic Development Board, dated August 15, 2016****
4.20	Sale and Purchase Agreement for DenseLight Semiconductors PTE, LTD, dated April 27, 2016****
4.21	Sale and Purchase Agreement for BB Photonics Inc. dated May 16, 2016****

4.22	Collaboration Agreement with Swansea University and Compound Semiconductor Technologies Global Ltd ****
4.23	2014 Stock Option Plan**
4.24	Form of Option Agreement*
4.25	Form of Warrant for Purchase of Common Shares*
4.26	Stock Specimen Certificate*
8.1	List of Subsidiaries: See ITEM 4.C.
11.1	Code of Business Conduct and Ethics **
12.1	Certification of Principal Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a)****
12.2	Certification of Principal Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a)****
13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002****
13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002****

*Filed as an exhibit to the Company’s registration statement under the Securities and Exchange Act on Form 20-F/A on May 15, 2014 and incorporated herein by reference.

**Filed as an exhibit to the Company’s annual Form 20-F on April 13, 2015 and incorporated herein by reference.

***Filed as an exhibit to the Company’s annual Form 20-F on March 18, 2016 and incorporated herein by reference.

****Filed herewith.

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

The consolidated financial statements for the years ended December 31, 2016, 2015 and 2014 have been audited by Marcum LLP, independent registered public accounting firm, which has full and unrestricted access to the Audit Committee. Marcum’s report on the consolidated financial statements is presented herein.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

POET TECHNOLOGIES INC.

/s/ Suresh Venkatesan
CEO
Date: April 17, 2017

INDEPENDENT AUDITORS’ REPORT

To the Audit Committee of the
Board of Directors and Shareholders
of POET Technologies Inc.

We have audited the accompanying consolidated financial statements of POET Technologies Inc., which comprise the consolidated statements of financial position as at December 31, 2016, 2015 and 2014, and the consolidated statements of operations and deficit, comprehensive loss, changes in shareholders’ equity and cash flows for the years ended December 31, 2016, 2015 and 2014, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management's responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

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

Opinion

In our opinion the financial statements present fairly, in all material respects, the consolidated financial position of POET Technologies Inc. as at December 31, 2016, 2015 and 2014, and its consolidated financial performance and its consolidated cash flows for the years ended December 31, 2016, 2015 and 2014 in accordance with IFRS as issued by the International Accounting Standards Board.

Hartford, CT

April 17, 2017

POET TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in US Dollars)

December 31,	2016	2015	2014

Assets
Current
Cash	$14,376,282	$14,409,996	$11,287,864
Short-term investments (Note 2)	589,275	-	-
Accounts receivable (Note 4)	292,849	-	-
Prepaids and other current assets (Note 5)	758,917	150,923	243,501
Inventory (Note 6)	1,116,880	-	-

	17,134,203	14,560,919	11,531,365

Property and equipment (Note 7)	9,364,210	947,107	1,058,860
Patents and licenses (Note 8)	449,676	426,813	260,721
Intangible assets (Note 9)	876,865	-	-
Goodwill (Note 22)	7,681,003	-	-

	$35,505,957	$15,934,839	$12,850,946

Liabilities
Current
Accounts payable and accrued liabilities (Note 10)	$1,624,344	$515,421	$451,724

	1,624,344	515,421	451,724

Deferred tax liability (Note 22)	1,596,307	-	-
Deferred rent	42,665	-	-

	3,263,316	515,421	451,724

Shareholders' Equity
Share capital (Note 11(b))	103,357,862	81,027,171	61,688,953
Warrants (Note 12)	5,985,378	2,013,747	6,458,659
Contributed surplus (Note 13)	29,062,874	25,618,159	23,616,664
Accumulated other comprehensive loss	(2,088,117)	(2,388,987)	(584,552)
Deficit	(104,075,356)	(90,850,672)	(78,780,502)

	32,242,641	15,419,418	12,399,222

	$35,505,957	$15,934,839	$12,850,946

Commitments and contingencies (Note 15)

On behalf of the Board of Directors

/s/ Suresh Venkatesan	/s/ Chris Tsiofas
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.	Page 2

POET TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Expressed in US Dollars)

For the Years Ended December 31,	2016	2015	2014

Revenue	$1,861,747	$-	$-

Cost of sales	1,379,838	-	-

Gross margin	481,909	-	-

Operating expenses
Selling, marketing and administration (Note 20)	11,260,576	8,614,109	9,677,705
Research and development (Note 20)	2,893,016	3,532,492	2,277,927
Impairment loss (Notes 2, 7 and 21)	63,522	-	-
Loss on disposal of property and equipment (Note 7)	46,738	-	-
Other income, including interest	(66,872)	(76,431)	(169,832)

Operating expenses	14,196,980	12,070,170	11,785,800

Net loss from operations	(13,715,071)	(12,070,170)	(11,785,800)
Change in fair value of contingent consideration (Note 22)	(283,130)	-	-

Net loss before income tax recovery	(13,431,941)	(12,070,170)	(11,785,800)
Income tax recovery (Note 23)	(207,257)	-	-

Net loss	(13,224,684)	(12,070,170)	(11,785,800)

Deficit, beginning of year	(90,850,672)	(78,780,502)	(66,994,702)
Net loss	(13,224,684)	(12,070,170)	(11,785,800)

Deficit, end of year	$(104,075,356)	$(90,850,672)	$(78,780,502)

Basic and diluted net loss per share (Note 14)	$(0.06)	$(0.07)	$(0.08)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Expressed in US Dollars)
For the Years Ended December 31,	2016	2015	2014

Net loss	$(13,224,684)	$(12,070,170)	$(11,785,800)

Other comprehensive income (loss) - net of income taxes
Exchange differences on translating foreign operations	300,870	(1,804,435)	(572,959)

Comprehensive loss	$(12,923,814)	$(13,874,605)	$(12,358,759)

The accompanying notes are an integral part of these consolidated financial statements.	Page 3

POET TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(Expressed in US Dollars)

For the Years Ended December 31,	2016	2015	2014

Share Capital
Beginning balance	$81,027,171	$61,688,953	$42,911,455
Funds from the exercise of warrants and compensation warrants	1,943,919	9,373,245	8,404,265
Fair value of warrants and compensation warrants exercised	901,417	4,444,912	3,545,406
Warrant exercise incentive	-	-	(31,712)
Funds from the exercise of stock options	1,654,988	2,703,436	1,481,716
Fair value assigned to stock options exercised	1,737,879	2,816,625	1,261,156
Commons shares issued on business acquisitions	12,050,000	-	-
Common shares issued to settle liabilities	1,843,629	-	-
Common shares issued on public offering	9,349,254	-	4,546,000
Warrants issued on public offering	(5,985,378)	-	(1,869,231)
Share issue costs	(1,165,017)	-	-
Common shares issued for reduction of license fee	-	-	1,439,898

December 31,	103,357,862	81,027,171	61,688,953

Warrants
Beginning balance	2,013,747	6,458,659	8,135,590
Fair value of warrants issued	5,985,378	-	1,869,231
Fair value of warrants and compensation warrants exercised	(901,417)	(4,444,912)	(3,545,406)
Fair value of expired warrants	(1,112,330)	-	(756)

December 31,	5,985,378	2,013,747	6,458,659

Contributed Surplus
Beginning balance	25,618,159	23,616,664	20,261,067
Stock-based compensation	4,070,264	4,818,120	4,615,997
Fair value of stock options exercised	(1,737,879)	(2,816,625)	(1,261,156)
Fair value of expired warrants	1,112,330	-	756

December 31,	29,062,874	25,618,159	23,616,664

Accumulated Other Comprehensive Loss
Beginning balance	(2,388,987)	(584,552)	(11,593)
Other comprehensive income (loss) attributable to common shareholders - translation adjustment	300,870	(1,804,435)	(572,959)

December 31,	(2,088,117)	(2,388,987)	(584,552)

Deficit
Beginning balance	(90,850,672)	(78,780,502)	(66,994,702)
Net loss	(13,224,684)	(12,070,170)	(11,785,800)

December 31,	(104,075,356)	(90,850,672)	(78,780,502)

Total shareholders' equity	$32,242,641	$15,419,418	$12,399,222

The accompanying notes are an integral part of these consolidated financial statements.	Page 4

POET TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in US Dollars)

For the Years Ended December 31,	2016	2015	2014

CASH (USED IN) PROVIDED BY:
OPERATING ACTIVITIES
Net loss	$(13,224,684)	$(12,070,170)	$(11,785,800)
Adjustments for:
Depreciation of property and equipment (Note 7)	1,448,525	276,139	210,717
Amortization of patents and licenses (Note 8)	49,775	43,722	26,238
Amortization of intangibles (Note 9)	23,266	-	-
Loss on disposition of property and equipment (Note 7)	46,738	-	-
Impairment of non-current asset held for sale (Notes 2, 7 and 21)	63,522	-	-
Stock-based compensation (Note 13)	4,070,264	4,818,120	4,615,997
Change in fair value of contingent consideration (Note 22)	(283,130)	-	-
Income tax recovery (Note 23)	(207,257)	-	-
Deferred rent	42,665	-	-
Shares issued on the reduction of license fee	-	-	1,439,898
	(7,970,316)	(6,932,189)	(5,492,950)

Net change in non-cash working capital accounts:
Accounts receivable	(77,415)	-	-
Prepaid and other current assets	(443,590)	92,578	23,908
Inventory	(841,806)	-	-
Accounts payable and accrued liabilities	(628,292)	63,697	195,697

Cash flows from operating activities	(9,961,419)	(6,775,914)	(5,273,345)

INVESTING ACTIVITIES
Cash proceeds from acquisitions	18,791	-	-
Proceeds from the disposal of property and equipment (Note 7)	37,195	-	-
Purchase of property and equipment (Note 7)	(1,208,532)	(164,386)	(365,785)
Purchase of patents and licenses (Note 8)	(72,638)	(209,814)	(161,283)
Advances made prior to acquisition (Note 22)	(500,000)	-	-
Purchase of short-term investments	(598,148)	-	-

Cash flows from investing activities	(2,323,332)	(374,200)	(527,068)

FINANCING ACTIVITIES
Issue of common shares for cash, net of issue costs (Note 11)	11,783,144	12,076,681	14,400,269

Cash flows from financing activities	11,783,144	12,076,681	14,400,269

EFFECT OF EXCHANGE RATE CHANGES ON CASH	467,893	(1,804,435)	(572,959)

NET CHANGE IN CASH	(33,714)	3,122,132	8,026,897

CASH, beginning of year	14,409,996	11,287,864	3,260,967

CASH, end of year	$14,376,282	$14,409,996	$11,287,864

The accompanying notes are an integral part of these consolidated financial statements.	Page 5

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

1.	DESCRIPTION OF BUSINESS

POET Technologies Inc. is incorporated in the Province of Ontario. POET Technologies Inc. and its subsidiaries (the "Company") are developers of the planar opto-electronic technology (“POET”) platform semiconductor process IP for monolithic fabrication of integrated circuit devices containing both electronic and optical elements on a single die. The Company also designs, manufactures and sells photonic sensing and optical light source products. The Company's head office is located at 120 Eglinton Avenue East, Suite 1107, Toronto, Ontario, Canada M4P 1E2. These consolidated financial statements of the Company were approved by the Board of Directors of the Company on March 31, 2017.

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

Basis of presentation

These consolidated financial statements include the accounts of POET Technologies Inc. and its subsidiaries; ODIS Inc. ("ODIS"), Opel Solar Inc., BB Photonics Inc., BB Photonics UK Limited (collectively "BB Photonics") and DenseLight Semiconductors Pte. Ltd ("DenseLight"). All intercompany balances and transactions have been eliminated on consolidation.

Business combinations

Acquisitions of businesses are accounted for using the acquisition method. The acquisition cost is measured at the acquisition date at the fair value of the consideration transferred, including all contingent consideration.

Subsequent changes in contingent consideration are accounted for through the consolidated statements of operations and deficit and consolidated statements of comprehensive loss in accordance with the applicable standards.

Goodwill arising on acquisition is initially measured at cost, being the difference between the fair value of the consideration transferred including the recognized amount of any non-controlling interest in the acquiree and the net recognized amount (generally fair value) of the identifiable assets and liabilities assumed at the acquisition date. If the net of the amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer’s previously held interest in the acquiree (if any), the excess is recognized immediately in profit or loss as a bargain purchase gain.

Acquisition-related costs, other than those that are associated with the issue of debt or equity securities that the Company incurs in connection with a business combination, are expensed as incurred.

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

The Company's financial instruments include cash, short-term investments, accounts receivable, accounts payable and accrued liabilities. The Company designated its cash and short-term investments as fair value through profit or loss and its accounts payable and accrued liabilities as other financial liabilities.

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

Accounts receivable

Accounts receivable are amounts due from customers from the sale of products or services in the ordinary course of business. Accounts receivables are classified as current (on the consolidated statements of financial position) if payment is due within one year of the reporting period date, and are initially recognized at fair value and subsequently measured at amortized cost.

The provision policy for doubtful accounts of the Company is based on the ageing analysis and management's ongoing evaluation of the recoverability of the outstanding receivables. A considerable amount of judgement is required in assessing the ultimate realization of these receivables, including the assessment of the creditworthiness and the past collection history of each customer. If the financial conditions of these customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. As at the balance sheet date, no provision was required for accounts receivable.

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Inventory

Inventory consists of raw material inventory, work in process, and finished goods and are recorded at the lower of cost and net realizable value. Cost is determined on a first in first out basis and includes all costs of purchase, costs of conversion and other costs incurred in bringing the inventory to its present condition.

An assessment is made of the net realizable value of inventory at each reporting period. Net realizable value is the estimated selling price less the estimated cost of completion and the estimated costs necessary to make the sale. When circumstances that previously caused inventories to be written down no longer exist or when there is clear evidence of an increase in net realizable value because of changed economic circumstances, the amount of any write down previously recorded is reversed so that the new carrying amount is the lower of the cost and the revised net realizable value. Raw materials are not written down unless the goods in which they are incorporated are expected to be sold for less than cost, in which case, they are written down by reference to replacement cost of the raw materials, as this is the best indicator of net realizable value.

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

The Company reported an impairment loss of $63,522 (note 21) for the year ended December 31, 2016. The Company did not record an impairment loss in 2015 and 2014.

Goodwill

Goodwill represents the excess of the cost of an acquired business over the fair value of the identifiable assets acquired net of liabilities assumed. Goodwill is measured at cost less accumulated impairment losses and is not amortized. Goodwill is tested for impairment on an annual basis or whenever facts or circumstances indicate that the carrying amount may exceed its recoverable amount.

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Contingent consideration

The Company may pay future consideration related to acquisitions based upon performance measures contractually agreed at the time of purchase. Management estimates the future consideration payable based on underlying contract terms, and best estimates of the future performance of the acquiree. Depending on the future performance of the acquiree, management estimates of the amounts payable for future consideration related to acquisitions may materially differ from the consideration ultimately paid.

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

Revenue recognition

Sale of goods

Revenue from the sale of goods is recognized when significant risks and rewards of ownership are transferred to the buyer, there is persuasive evidence of an arrangement, collection is probable and fees are fixed and determinable.

Service revenue

Revenue from services that are one year or less is recognized when the services are completed. Revenue from services of a long-term nature is recognized by reference to the stage of completion of the transaction at the end of the reporting period determined by services performed to date as a percentage of total services and the amount of revenue, stage of completion, and the costs incurred for the transaction and the costs to complete the transaction can be measured reliably.

Interest income

Interest income on cash and cash equivalents classified as fair value through profit or loss is recognized as earned using the effective interest method.

Other income - Government Grants

Grants received exclusively from governmental agencies such as the Department of Defense of the United States of America, NASA and Productivity and Innovation Credit Scheme Singapore ("PIC Grant"), relating to research and development or expenditure on technology, are recognized as other income.

Government grants from the United States are based on the agreed upon milestones of the projects. PIC Grants are offered as a percentage of qualifying expenditures. PIC Grants are paid out in cash. Other income earned on government grants in 2016 was $14,027 (2015 - nil and 2014 - $169,832).

Intangible assets

Research and development costs

Research costs are expensed in the year incurred. Development costs are also expensed in the year incurred unless the Company believes a development project meets IFRS criteria as set out in IAS 38, Intangible Assets, for deferral and amortization. IAS 38 requires all research costs be charged to expense while development costs are capitalised only after technical and commercial feasibility of the asset for sale or use have been established. This means that the entity must intend and be able to complete the intangible asset and either use it or sell it and be able to demonstrate how the asset will generate future economic benefits. Development costs are tested for impairment whenever events or changes indicate that its carrying amount may not be recoverable.

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In-Process Research and Development

Under IFRS, in-process research and development ("IPR&D") acquired in a business combination that meets the definition of an intangible asset is capitalized with amortization commencing when the asset is ready for use (i.e., when development is complete). The Company acquired $714,000 of IPR&D when it acquired BB Photonics Inc.

Customer relationships

Intangible assets include customer relationships acquired with the acquisition of DenseLight. Customer relationships is an externally acquired intangible asset and is measured at cost less accumulated amortization and any accumulated impairment losses. Customer relationships are amortized on a straight-line basis over their estimated useful lives and is tested for impairment whenever events or changes indicate that their carrying amount may not be recoverable. The useful life of customer relationships was determined to be 5 years.

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

Short-term investments

The short-term investments of $589,275 consist of guaranteed investment certificates (GICs) held with one Canadian chartered bank and earn interest at a rate of 0.50%. The GICs have maturity dates between May 2017 and October 2017. Investments are carried at fair value.

3.	RECENT ACCOUNTING PRONOUNCEMENTS

The following is a summary of recent accounting pronouncements that may affect the Company:

IFRS 15, Revenue from Contracts with Customers ("IFRS 15"). The IASB issued IFRS 15, which is effective for annual periods beginning on or after January 1, 2018. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time and over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The Company is in the process of assessing the impact of this standard on its consolidated financial statements. Based on current assessment, the Company does not expect that this new standard will impact how the Company currently recognizes revenue.

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

3.	RECENT ACCOUNTING PRONOUNCEMENTS (Continued)

IFRS 16, Leases (“IFRS 16”) sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, the customer (lessee) and the supplier (lessor). This will replace IAS 17, Leases (“IAS 17”) and related Interpretations. IFRS 16 provides revised guidance on identifying a lease and for separating lease and non-lease components of a contract. IFRS 16 introduces a single accounting model for all lessees and requires a lessee to recognize right-of-use assets and lease liabilities for leases with terms of more than 12 months, unless the underlying asset is of low value, and depreciation of lease assets is reported separately from interest on lease liabilities in the income statement. Under IFRS 16, lessor accounting for operating and finance leases will remain substantially unchanged. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with earlier application permitted for entities that apply IFRS 15, Revenue from Contracts with Customers. The Company is in the process of assessing the impact of this standard on its consolidated financial statements.

4.	ACCOUNTS RECEIVABLE

The carrying amounts of accounts receivable approximate their fair value and are originally denominated in the following currencies before conversion to US dollars below at December 31:

		2016	2015	2014

Product sales	United States dollar	$292,849	$-	$-

In determining the recoverability of a trade receivable, the Company considers any change in the credit quality of the trade receivable from the date credit was initially granted up to the reporting date. The trade receivables that are neither past due nor impaired relates to customers that the company has assessed to be creditworthy based on the credit evaluation process performed by management.

5.	PREPAIDS AND OTHER CURRENT ASSETS

The following table reflects the details of prepaids and other current assets at December 31:

	2016	2015	2014

Sales tax recoverable and other current assets	$147,119	$52,401	$96,226
Security deposits on leased properties	272,026	-	-
Prepaid expenses	339,772	98,522	147,275

	$758,917	$150,923	$243,501

6.	INVENTORY

The following table reflects the details of inventory at December 31:

	2016	2015	2014

Raw materials	$662,458	$-	$-
Finished goods	358,386	-	-
Work in process	96,036	-	-

	$1,116,880	$-	$-

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

7.	PROPERTY AND EQUIPMENT

	Equipment not in service	Leasehold improvements	Machinery and equipment	Office equipment	Total
Cost
Balance, January 1, 2014	$-	$-	$958,949	$8,746	$967,695
Additions	3,152	-	314,973	47,660	365,785

Balance, December 31, 2014	3,152	-	1,273,922	56,406	1,333,480
Additions	7,024	5,896	126,181	25,285	164,386
Reclassification	(10,176)	10,176	-	-	-

Balance, December 31, 2015	-	16,072	1,400,103	81,691	1,497,866
Additions (1) (Note 21)	602,830	667,342	8,498,051	244,860	10,013,083
Disposals (1) (Note 21)	-	(16,072)	(64,747)	(11,734)	(92,553)
Reclassification/impairment (2)	-	-	(98,522)	-	(98,522)

Balance,December 31, 2016	602,830	667,342	9,734,885	314,817	11,319,874

Accumulated Depreciation
Balance, January 1, 2014	-	-	62,000	1,903	63,903
Depreciation for the year	-	-	203,008	7,709	210,717

Balance, December 31, 2014	-	-	265,008	9,612	274,620
Depreciation for the year	-	3,104	258,190	14,845	276,139

Balance, December 31, 2015	-	3,104	523,198	24,457	550,759
Depreciation for the year	-	83,189	1,320,050	45,286	1,448,525
Disposals (1)	-	(3,104)	(34,940)	(5,576)	(43,620)

Balance, December 31, 2016	-	83,189	1,808,308	64,167	1,955,664

Carrying Amounts
At December 31, 2014	$3,152	$-	$1,008,914	$46,794	$1,058,860

At December 31, 2015	$-	$12,968	$876,905	$57,234	$947,107

At December 31, 2016	$602,830	$584,153	$7,926,577	$250,650	$9,364,210

(1) During 2016, the Company (a) reduced its operations in Toronto and disposed of $27,806 of its property and equipment for proceeds of $2,195 and recorded a loss on the disposal of property and equipment of $16,931. The Company disposed of an additional $64,747 of machinery and equipment at a loss of $29,807 (b) added $217,722 of new equipment, however, only $119,200 was purchased during the year, $98,522 was purchased in 2015 but was classified as a prepaid deposit as it was not placed in use at December 31, 2015 (c) through the acquisition of DenseLight and BB Photonics, the Company acquired $8,706,029 of leaseholds improvements, machinery and office equipment (d) purchased an additional $1,089,332 of machinery and office equipment at DenseLight, $602,830 of which has not yet been placed into service.

(2) $35,000 was reclassified to non-current assets held for sale and was sold in July 2016, while $63,522 was recorded as an impairment loss on the consolidated statements of operations and deficit.

8.	PATENTS AND LICENSES

Cost
Balance, January 1, 2014	$166,152
Additions	161,283

Balance, December 31, 2014	327,435
Additions	209,814

Balance, December 31, 2015	537,249
Additions	72,638

Balance, December 31, 2016	609,887

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

8.	PATENTS AND LICENSES (Continued)

Accumulated Amortization
Balance, January 1, 2014	40,476
Amortization	26,238

Balance, December 31, 2014	66,714
Amortization	43,722

Balance, December 31, 2015	110,436
Amortization	49,775

Balance, December 31, 2016	160,211

Carrying Amounts
At December 31, 2014	$260,721

At December 31, 2015	$426,813

At December 31, 2016	$449,676

9.	INTANGIBLE ASSETS

	Technology	Customer Relationships	Total

Cost
Balance, January 1, 2014, 2015 and 2016	$-	$-	$-
Acquired through the acquisition of DenseLight	-	186,131	186,131
Acquired through the acquisition of BB Photonics	714,000	-	714,000

Balance, December 31, 2016	714,000	186,131	900,131

Accumulated Amortization
Balance, January 1, 2014, 2015 and 2016	-	-	-
Amortization for the year	-	23,266	23,266

Balance, December 31, 2016	-	23,266	23,266

Carrying Amounts
At January 1, 2014, 2015 and 2016	$-	$-	$-

At December 31, 2016	$714,000	$162,865	$876,865

10.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities at December 31 was as follows:

	2016	2015	2014

Trade payable	$768,066	$337,564	$79,406
Payroll related liabilities	628,378	104,788	113,338
Accrued liabilities	183,037	73,069	258,980
Lease commitment	44,863	-	-

	$1,624,344	$515,421	$451,724

Payroll related liabilities at December 31, 2016 includes $450,000 of bonus payable to the CEO along with $87,751 of past salaries due to some current and former employees of DenseLight.

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

11.	SHARE CAPITAL

(a)	AUTHORIZED
Unlimited number of common shares
One special voting share

(b)	COMMON SHARES ISSUED
	Number of Shares	Amount

Balance, January 1, 2014	132,676,115	$42,911,455
Shares issued on the exercise of stock options	4,824,950	1,481,716
Fair value of stock options exercised	-	1,261,156
Shares issued on private placements	7,692,307	4,546,000
Fair value of warrants and compensation warrants issued	-	(1,869,231)
Shares issued on the exercise of warrants and compensation warrants	19,384,712	8,404,265
Fair value of warrants and compensation warrants exercised	-	3,545,406
Warrant exercise incentive	-	(31,712)
Shares issued for reduction of license fee	2,000,000	1,439,898

Balance, December 31, 2014	166,578,084	61,688,953
Shares issued on the exercise of stock options	8,106,300	2,703,436
Fair value of stock options exercised	-	2,816,625
Shares issued on the exercise of warrants and compensation warrants	22,413,431	9,373,245
Fair value of warrants and compensation warrants exercised	-	4,444,912

Balance, December 31, 2015	197,097,815	81,027,171
Shares issued on public offering	34,800,000	9,349,254
Cost of shares issued on public offering	-	(1,165,017)
Fair value of warrants issued	-	(5,985,378)
Shares issued to settle subsidiary accounts payable	2,386,386	1,843,629
Shares issued on business combination	15,607,240	12,050,000
Shares issued on the exercise of stock options	5,648,000	1,654,988
Fair value of stock options exercised	-	1,737,879
Shares issued on the exercise of warrants and compensation warrants	3,794,412	1,943,919
Fair value of warrants exercised	-	901,417

Balance, December 31, 2016	259,333,853	$103,357,862

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

11.	SHARE CAPITAL (Continued)

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

On November 2, 2016 the Company completed a Short Form Base Shelf and Supplemental Prospectus offering of 34,800,000 units at a price of $0.269 (CAD$0.36) per unit for gross proceeds of $9,349,254 (CAD$12,528,000). Each unit consists of one common share and one common share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share of the Company at a price of $0.388 (CAD$0.52) per share for a period of five years. The agents received cash commissions in the aggregate of $654,447 (CAD$876,960). Additional issue costs approximated $510,570 (CAD$666,618).

The fair value of the warrants was estimated using the Black-Scholes option pricing model with the following assumptions: dividend yield of 0%, interest rate of 0.68%, volatility of 91.37% and estimated life of 5 years. The estimated fair value assigned to the warrants was $5,985,378 ($8,015,323 CAD).

12.	WARRANTS

The following table reflects the continuity of warrants:

	Average Exercise Price	Number of Warrants	Historical Fair value

Balance, January 1, 2014	$0.48	42,478,569	$8,135,590
Warrants issued	0.91	7,692,307	1,869,231
Expired	(0.29)	(3,500)	(756)
Exercised	(0.43)	(19,384,712)	(3,545,406)

Balance, December 31, 2014	0.61	30,782,664	6,458,659
Warrants and compensation warrants exercised	(0.42)	(22,413,431)	(4,444,912)

Balance, December 31, 2015	0.79	8,369,233	2,013,747
Warrants issued	0.39	34,800,000	5,985,378
Warrants and compensation warrants exercised	(0.51)	(3,794,412)	(901,417)
Expired	(1.02)	(4,574,821)	(1,112,330)

Balance, December 31, 2016	$0.39	34,800,000	$5,985,378

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

13.	STOCK OPTIONS AND CONTRIBUTED SURPLUS

Stock Options

On July 7, 2016, shareholders of the Company approved amendments to the Company's fixed 20% stock option plan (as amended, referred to as the "2016 Plan"). Under the 2016 Plan, the board of directors may grant options to acquire common shares of the Company to qualified directors, officers, employees and consultants. The 2016 Plan provides that the number of common shares issuable pursuant to options granted under the 2016 Plan and pursuant to other previously granted options is limited to 44,352,885 (the “Number Reserved”). Any subsequent increase in the Number Reserved must be approved by shareholders of the Company and cannot, at the time of the increase, exceed 20% of the number of issued and outstanding shares. The stock options vest in accordance with the policies determined by the Board of Directors from time to time consistent with the provisions of the 2016 Plan which grants discretion to the Board of Directors.

Stock option transactions and the number of stock options outstanding were as follows:

	Number of Options	Weighted average Exercise Price

Balance, January 1, 2014	23,732,750	$0.38
Expired/cancelled	(825,000)	1.01
Exercised	(4,824,950)	0.31
Granted	6,155,000	1.26

Balance, December 31, 2014	24,237,800	0.61
Expired/cancelled	(1,068,000)	1.13
Exercised	(8,106,300)	0.43
Granted	11,655,000	1.19

Balance, December 31, 2015	26,718,500	0.89
Expired/cancelled	(1,290,000)	0.96
Exercised	(5,648,000)	0.37
Granted	4,025,000	0.62

Balance, December 31, 2016	23,805,500	$0.96

During the year ended December 31, 2016, the Company granted 4,025,000 (2015 - 11,655,000, 2014 - 6,155,000) stock options to officers, employees and consultants of the Company to purchase common shares at an average price of $0.62 (2015 - $1.19, 2014 - $1.26) per share.

During the year ended December 31, 2016, the Company recorded stock-based compensation of $4,070,264 (2015 - $4,818,120, 2014 - $4,615,997) relating to stock options that vested during the year.

The stock options granted were valued using the Black-Scholes option pricing model using the following assumptions:

	2016	2015	2014

Weighted average exercise price	$0.62	$1.19	$1.26
Weighted average risk-free interest rate	1.05%	0.98%	1.58%
Weighted average dividend yield	0%	0%	0%
Weighted average volatility	104.3%	102.7%	102%
Weighted average estimated life	10 years	5 years	5 years
Weighted average share price	$0.62	$1.19	$1.26

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

13.	STOCK OPTIONS AND CONTRIBUTED SURPLUS (Continued)

Share price on the various grant dates were:

	2016	2015	2014

First grant	$0.75	$1.31	$1.31
Second grant	0.74	1.59	1.10
Third grant	0.66	1.33	1.64
Fourth grant	0.71	1.14	1.13
Fifth grant	0.62	1.13	-
Sixth grant	0.46	1.25	-
Seventh grant	-	1.19	-
Eigth grant	-	0.83	-
Ninth grant	-	0.72	-
Tenth grant	-	0.63	-
Eleventh grant	-	0.74	-
Twelfth grant	-	0.62	-
Thirteenth grant	-	0.65	-

The underlying expected volatility was determined by reference to the Company's historical share price movements, its dividend policy and dividend yield and past experience relating to the expected life of granted stock options.

The weighted average remaining contractual life and weighted average exercise price of options outstanding and of options exercisable as at December 31, 2016 are as follows:

Options Outstanding			Options Exercisable
Exercise Range	Number Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Number Exercisable	Weighted Average Exercise Price

$0.11 - $0.25	860,000	$0.23	1.91	860,000	$0.23
$0.28 - $0.31	487,500	$0.28	0.70	487,500	$0.28
$0.34 - $0.37	50,000	$0.33	3.63	50,000	$0.33
$0.38 - $0.86	7,156,000	$0.55	5.58	3,537,250	$0.47
$0.87 - $1.64	15,252,000	$1.23	3.35	7,960,499	$1.31

	23,805,500	$0.96	3.91	12,895,249	$0.96

Contributed Surplus

The following table reflects the continuity of contributed surplus:

Amount

Balance, January 1, 2014	$20,261,067
Stock-based compensation	4,615,997
Fair value of stock options exercised	(1,261,156)
Fair value of expired warrants	756

Balance, December 31, 2014	23,616,664
Stock-based compensation	4,818,120
Fair value of stock options exercised	(2,816,625)

Balance, December 31, 2015	25,618,159
Stock-based compensation	4,070,264
Fair value of stock options exercised	(1,737,879)
Fair value of expired warrants	1,112,330

Balance, December 31, 2016	$29,062,874

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

14.	LOSS PER SHARE

	2016	2015	2014

Numerator
Net loss	$(13,224,684)	$(12,070,170)	$(11,785,800)

Denominator
Weighted average number of common shares outstanding	220,058,321	185,091,882	156,488,296
Weighted average number of common shares outstanding - diluted	220,058,321	185,091,882	156,488,296

Basic and diluted loss per share	$(0.06)	$(0.07)	$(0.08)

The effect of common share purchase options, warrants, compensation warrants and shares to be issued on the net loss in 2016, 2015 and 2014 is not reflected as they are anti-dilutive.

15.	COMMITMENTS AND CONTINGENCIES

The Company has three facilities; head office located in Toronto, Canada, development operations located in San Jose, California and operating facilities located in Singapore. The Company has operating leases for development operations and operating facilities expiring January 31, 2017 (not renewed) and February 15, 2019 respectively. As at December 31, 2016, the Company's head office was on a month to month lease term.

Rent expense under these leases was $312,842 for the year ended December 31, 2016 (2015 - $204,987, 2014 - $153,398).

Remaining minimum annual rental payments to the lease expiration date is as follows:

2017	$387,157
January 1, 2018 through 2019	419,420

$806,577

The Company has a letter of guarantee ("LG") in the amount of $578,330 in the name of the landlord in Singapore. DenseLight owes $130,934 of unpaid rent plus accrued penalties. The LG was put in place as a guarantee that the unpaid rent would be paid by April 30, 2017 based on an agreed repayment plan.

16.	RELATED PARTY TRANSACTIONS

Compensation to key management personnel were as follows:

	2016	2015	2014

Salaries	2,047,634	$1,979,601	$1,363,417
Share-based payments (1)	3,061,686	3,283,361	1,167,245

Total	5,109,320	$5,262,962	$2,530,662

(1) Share-based payments are the fair value of options granted to key management personnel and expensed during the various years as calculated using the Black-Scholes model.

In 2014, the Company settled $100,000 that was advanced to the former CEO of the Company. The amount was non interest bearing and short-term in nature. The Company settled the amount due from the former CEO in return for a reduction in his compensation and certain other entitlements.

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

16.	RELATED PARTY TRANSACTIONS (Continued)

In 2014, the former CEO of the Company received a severance package of $185,000 to be paid over one year. The full amount of the severance package was accounted for in 2014.

The Company paid or accrued $113,250 for the year ended December 31, 2016 (2015 - $104,790, 2014 - $174,549) to a law firm, of which a director is counsel, for legal services rendered to the Company.

In 2016, the Company paid or accrued $150,000 in consulting fees to a director for strategic, technology, integration and general business consulting services.

All transactions with related parties have occurred in the normal course of operations and are measured at the exchange amounts, which are the amounts of consideration established and agreed to by the related parties.

17.	SEGMENT INFORMATION

The Company and its subsidiaries operate in a single segment; the design, manufacture and sale of semi-conductor products and services for military and commercial applications. The Company’s operating and reporting segment reflects the management reporting structure of the organization and the manner in which the chief operating decision maker regularly assesses information for decision making purposes, including the allocation of resources. A summary of the Company's operations is below:

ODIS

Odis is the developer of the POET platform semiconductor process IP for monolithic fabrication of integrated circuit devices containing both electronic and optical elements on a single die.

BB Photonics

BB Photonics develops photonic integrated components for the datacenter market utilizing embedded dielectric technology that is intended to enable onchip athermal wavelength control and lower the total solution cost of datacenter photonic integrated circuits.

DenseLight

DenseLight designs, manufactures, and delivers photonic optical light source products and solutions to the communications, medical, instrumentations, industrial, defense, and security industries. DenseLight processes III-V based optoelectronic devices and photonic integrated circuits through its in-house wafer fabrication and assembly & test facilities.

On a consolidated basis, the Company operates geographically in Singapore, the United States and Canada. Geographical information is as follows:

	2016

As of December 31,	Singapore	US	Canada	Consolidated

Current assets	$2,118,561	$10,058,018	$4,957,624	$17,134,203
Property and equipment	9,039,069	322,633	2,508	9,364,210
Patents and licenses	-	449,676	-	449,676
Goodwill and intangible assets	7,086,149	1,471,719	-	8,557,868

Total Assets	$18,243,779	$12,302,046	$4,960,132	$35,505,957

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

17.	SEGMENT INFORMATION (Continued)

Year Ended December 31,	Singapore	US	Canada	Consolidated

Sales	$1,861,747	$-	$-	$1,861,747
Cost of sales	1,379,838	-	-	1,379,838
Selling, marketing and administration	2,908,465	7,200,243	1,151,868	11,260,576
Research and development	770,033	2,122,983	-	2,893,016
Impairment loss	-	63,522	-	63,522
Loss on disposal of property and equipment	-	29,807	16,931	46,738
Other income	(14,027)	-	(52,845)	(66,872)

Net loss from operations	$3,182,562	$9,416,555	$1,115,954	$13,715,071

	2015
As of December 31,	Singapore	US	Canada	Consolidated

Current assets	$-	$3,055,947	$11,504,972	$14,560,919
Property and equipment	-	924,443	22,664	947,107
Patents and licenses	-	426,813	-	426,813

Total Assets	$-	$4,407,203	$11,527,636	$15,934,839

Year Ended December 31,	Singapore	US	Canada	Consolidated

General and administration	$-	$6,622,514	$1,991,595	$8,614,109
Research and development	-	3,532,492	-	3,532,492
Other income	-	-	(76,431)	(76,431)

Net loss from operations	$-	$10,155,006	$1,915,164	$12,070,170

	2014
As of December 31,	Singapore	US	Canada	Consolidated

Current assets	$-	$3,106,274	$8,425,091	$11,531,365
Property and equipment	-	1,054,636	4,224	1,058,860
Patents and licenses	-	260,721	-	260,721

Total Assets	$-	$4,421,631	$8,429,315	$12,850,946

Year Ended December 31,	Singapore	US	Canada	Consolidated

General and administration	$-	$5,827,262	$3,850,443	$9,677,705
Research and development	-	2,277,927	-	2,277,927
Other income	-	(169,832)	-	(169,832)

Net loss from operations	$-	$7,935,357	$3,850,443	$11,785,800

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

18.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company's financial instruments consist of cash, short-term investments, accounts receivable, and accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest risk arising from these financial instruments. The Company estimates that the fair value of these instruments approximates fair value due to their short term nature.

The Company has classified financial assets and (liabilities) as follows at December 31:

	2016	2015	2014

Fair value through profit or loss, measured at fair value:
Cash	$14,376,282	$14,409,996	$11,287,864
Short-term investments	589,275	-	-
Loans and receivable, measured at amortized cost:
Accounts receivable	292,849	-	-
Other liabilities, measured at amortized cost:
Accounts payable and accrued liabilities	(1,624,344)	(515,421)	(451,724)

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

Cash was determined using level 1 inputs. Short-term investments were determined using level 2 inputs.

Credit Risk

The Company is exposed to credit risk associated with its accounts receivable. The Company has accounts receivable from both governmental and non-governmental agencies. Credit risk is minimized substantially by ensuring the credit worthiness of the entities with which it carries on business. Credit terms are provided on a case by case basis. The Company has not experienced any significant instances of non-payment from its customers.

The Company's accounts receivable ageing at December 31 was as follows:

	2016	2015	2014

Current	$125,610	$-	$-
31 - 60 days	16,346	-	-
61 - 90 days	75,816	-	-
> 90 days	75,077	-	-

	$292,849	$-	$-

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

18.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Continued)

Exchange Rate Risk

The functional currency of each of the entities included in the accompanying consolidated financial statements is the local currency where the entity is domiciled. Functional currencies include the US, Singapore and Canadian dollar. Most transactions within the entities are conducted in functional currencies. As such, none of the entities included in the consolidated financial statements engage in hedging activities. The Company is exposed to a foreign currency risk with the Canadian and Singapore dollar. A 10% change in the Canadian and Singapore dollar would increase or decrease other comprehensive loss by $620,560.

Liquidity Risk

The Company currently does not maintain credit facilities. The Company's existing cash and cash resources are considered sufficient to fund operating and investing activities beyond one year from the issuance of these consolidated financial statements.

19.	CAPITAL MANAGEMENT

In the management of capital, the Company includes shareholders' equity (excluding accumulated other comprehensive loss and deficit), cash and short-term investments. The components of capital on December 31, 2016 were:

Cash and short-term investments	$14,965,557
Shareholders' equity	$138,406,114

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

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

20.	EXPENSES

Research and development costs can be analysed as follows:

	2016	2015	2014

Wages and benefits	$1,299,758	$1,241,054	$899,758
Subcontract fees	1,013,539	1,560,819	582,943
Stock-based compensation	373,196	552,416	641,176
Supplies	206,523	178,203	154,050

	$2,893,016	$3,532,492	$2,277,927

Selling, marketing and administration costs can be analysed as follows:

Stock-based compensation	$3,697,068	$4,265,704	$3,974,821
Wages and benefits	3,073,687	1,306,051	1,700,600
Depreciation and amortization	1,521,566	319,863	236,955
General expenses	1,292,341	1,012,340	662,672
Professional fees	715,716	812,115	907,794
Management and consulting fees	611,861	665,771	595,667
Rent	348,337	232,265	159,298
Shares issued as reduction of license fee (Note 24)	-	-	1,439,898

	$11,260,576	$8,614,109	$9,677,705

21.	NON CURRENT ASSET HELD FOR SALE

During the year ended December 31, 2016, the Company reclassified $98,522 from prepaids and other current assets to property and equipment. During the year management determined that the equipment would not be used to generate future cash flows and committed to a plan to dispose of the equipment by December 31, 2016.

Management used a market approach to determine the equipment's fair value less cost of sell. Key assumptions included the cost of similar assets, the impact of customization and unique use. The fair value less cost to sell was determined to be $35,000 which is greater than its value in use. The Company recorded an impairment loss of $63,522 on the equipment and reclassified $35,000 from property and equipment to non current assets held for sale. The equipment was sold for $35,000 in July 2016.

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

22.	BUSINESS ACQUISITIONS

DenseLight

On May 11, 2016, the Company acquired all the issued and outstanding shares of DenseLight, a designer, manufacturer and provider of photonic sensing and optical light source products for consideration of $10,500,000. The all stock purchase was accomplished with the issuance of 13,611,150 common share of the Company at a price of $0.7714 per share. The Company also committed to issuing shares representing $1,000,000 to the sellers in the event that DenseLight meets or exceeds a pre-determined revenue target during calendar 2016.

This acquisition provides the Company with direct and preferred access to a fab infrastructure for future product development, access to product sales and channel distribution networks and a broader product portfolio of photonic products, technology and know-how.

Upon closing the acquisition, the Company negotiated a settlement agreement relating to obligations that were due to past or current employees of DenseLight. As part of the settlement agreement, the Company issued 1,738,236 common shares at a price of $0.7714 per share for a total of $1,343,629. The Company also paid $240,266 to current and past employees as part of the debt settlement. Accounts payable and accrued liabilities include $184,570 still due to past and current employees that will be paid over the next 3 months.

The Company also settled a loan of $500,000 owing to EDB Investments Pte. Ltd., an investor in DenseLight, with the issuance of 648,150 shares at a price of 0.771 per share.

Former management shareholders of DenseLight agreed not to sell, transfer, pledge or otherwise dispose of the shares of the Company for a period of six months, at which time they may each sell up to 25% of their shares. They may sell an additional 25% of the shares after twelve months. Thereafter, all management shareholders shall be able to sell the remaining shares after 24 months from closing. Former non-management shareholders of DenseLight agreed not to sell, transfer, pledge or otherwise dispose of the shares they received for six months, at which time they may sell up to 25% of the shares received. Thereafter, they may sell the remaining shares after 12 months from closing.

On acquisition, DenseLight held accounts receivable and unbilled revenue in the amount of $198,898 which reflected their fair value. The Company does not expect that there will be any contractual cash flows that may not be realized. The billed receivables at closing have been subsequently collected.

The acquisition has been accounted for using the acquisition method of accounting. Acquisition related costs of $197,284 were expensed in the year and included in selling, marketing and administrative expenses.

A final assessment of the fair value of identifiable assets and liabilities acquired has been completed. The assessment of the purchase price allocation on the date of purchase has been determined as follows:

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

22.	BUSINESS ACQUISITIONS (Continued)

Fair value of consideration paid

Fair value of 13,611,150 shares issued	$10,500,000
Contingent consideration payable	283,130

Total consideration	$10,783,130

Recognised amounts of identifiable net assets:

Cash	$2,971
Accounts receivables and unbilled revenue	198,898
Prepaid and other current assets	293,386
Inventory	319,257
Property and equipment	8,635,650
Customer relationships	186,131
Goodwill	6,630,544
Trade payables	(2,979,546)
Loans and advances	(1,000,000)
Deferred tax liability	(1,504,161)

Net assets acquired	$10,783,130

Loans and advances include $500,000 that was advanced to DenseLight by the Company prior to its acquisition. This advance was used by DenseLight to cover the expenses required for the development under the Development Services Agreement between DenseLight and the Company, based on the special pricing negotiated between the parties.

The purchase and sale agreement provides for an additional $1,000,000 worth of shares to be issued to the sellers should gross revenue from DenseLight exceed certain targets for 2016. The fair value of this contingent consideration payable is determined by estimating the probability of the Company making that future payment and then discounting it to present value using a discount rate of 9% being the estimated cost of debt for the Company. At December 31, 2016, DenseLight did not exceed the established revenue targets for 2016. The Company has therefore adjusted the fair value of contingent consideration to nil through earnings.

From the date of acquisition, DenseLight contributed $1,861,747 to consolidated revenues and $3,182,562 to consolidated net loss. Had the acquisition occurred on January 1, 2016, the Company estimates that DenseLight's contribution to consolidated revenue would have been $2,316,169 (unaudited) and would have contributed net loss of $2,344,976 (unaudited). In determining these amounts, the Company assumed that the preliminary fair value adjustments that arose on the acquisition date would have been the same had the acquisition occurred on January 1, 2016.

A deferred tax liability of $1,504,161 was created on the date of purchase and related to the fair value adjustment of the assets acquired. The change in the fair value assets acquired arising from amortization or the sale of assets resulted in a deferred tax recovery of $207,257. Deferred tax liability at December 31, 2016 was $1,303,567.

BB Photonics

On June 22, 2016, the Company acquired all the issued and outstanding shares of BB Photonics, a designer of integrated photonic solutions for the data communications market for consideration of $1,550,000. The all stock purchase was accomplished with the issuance of 1,996,090 common share of the Company at a price of $0.777 per share.

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

22.	BUSINESS ACQUISITIONS (Continued)

The acquisition of BB Photonics provides the Company with additional differentiated intellectual property and know-how for product development which will enable the Company to better service its first identified commercialization market, the end-to-end data communications market, and augment its sensing roadmap.

The acquisition has been accounted for using the acquisition method of accounting. Acquisition related costs of $59,930 were expensed in the year and included in selling, marketing and administrative expenses.

A final assessment of the fair value of identifiable assets and liabilities acquired has been completed. The assessment of the purchase price allocation on the date of purchase has been determined as follows:

Fair value of consideration paid

Fair value of 1,996,090 shares issued	$1,550,000

Recognised amounts of identifiable net assets:

Cash	$15,820
Property and equipment	70,379
Intangibles	714,000
Goodwill	1,050,459
Trade payables	(7,918)
Deferred tax liability	(292,740)

Net assets acquired	$1,550,000

From the date of acquisition, BB Photonics contributed nil to consolidated revenues and $181,782 to consolidated net loss. Had the acquisition occurred on January 1, 2016, the Company estimates that BB Photonics' contribution to consolidated revenue would have been nil (unaudited) and it would have contributed net loss of $272,793 (unaudited). In determining these amounts, the Company assumed that the preliminary fair value adjustments that arose on the acquisition date would have been the same had the acquisition occurred on January 1, 2016.

A deferred tax liability of $292,740 was created on the date of purchase and related to the fair value adjustment of the assets acquired.

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

23.	INCOME TAXES

The following table reconciles the expected income tax recovery at the Canadian statutory income tax rate of 26.5% for 2016 (2015 - 26.5%, 2014 - 26.5%) to the amounts recognized in operations.

For the Year Ended December 31,	2016	2015	2014

Net loss before taxes	$13,431,941	$12,070,170	$11,785,800

Expected current income tax recovery	3,559,000	3,198,595	3,123,200
Deferred tax recovery	207,257	-	-

	3,766,257	3,198,595	3,123,200

Changes from:

Amounts not deductible for tax purposes	(1,079,000)	(1,276,802)	(1,604,700)
Other non-deductible items	-	(2,700)	(6,100)
Deductible share issuance costs	118,000	56,000	100,000
Fair value consideration	116,000	-	-
Effect of prior years' loss adjustment	-	-	171,600
Foreign tax differential	507,213	879,000	563,300
Unrecognized tax losses	(3,221,213)	(2,854,093)	(2,347,300)

Income tax recovery recognized	$207,257	$-	$-

The following table reflects future income tax assets at December 31:

	2016	2015	2014

Resource assets	$1,024,271	$1,024,271	$1,024,271
Gross unamortized share issue costs	1,050,599	328,119	544,278
Canadian non-capital losses	10,137,652	9,451,357	7,544,985
US non-capital losses	63,725,982	58,742,322	52,682,069
Singapore non-capital losses	37,448,290	-	-
	113,386,794	69,546,069	61,795,603
Unrecognized deferred tax assets	(113,386,794)	(69,546,069)	(61,795,603)

Future income tax assets recognized	$-	$-	$-

In accordance with Section 382 of the Internal Revenue Code, the usage of the Company’s net operating loss carry forward could be subject to annual limitation if there have been greater than 50% ownership changes.

24.	REDUCTION OF LICENSE FEE

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