Form 20-F/A
period 2016-12-31
POET TECHNOLOGIES INC.
filed 2018-03-13
CIK 1437424

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

_________________________________________

Form 20-F/A

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

Date of event requiring this shell company report……

Commission File Number 000-55135

POET TECHNOLOGIES INC.

(Exact Name of Registrant as specified in its charter)

Ontario, Canada

(Jurisdiction of incorporation or organization)

120 Eglinton Avenue East, Ste 1107

Toronto, Ontario M4P 1E2 Canada

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

Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files). Not Applicable.

Yes ☐ No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐	Accelerated Filer ☒

Non-Accelerated Filer ☐	Emerging Growth Company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued ☒	Other ☐
by the International Accounting Standards Board

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow.

Item 17 ☐ Item 18 ☐

POET TECHNOLOGIES INC.

FORM 20-F/A AMENDED ANNUAL REPORT

TABLE OF CONTENTS

Page
Explanatory Note	1
Introduction	1

PART III

ITEM 19. Exhibits	1

EXPLANATORY NOTE

This amended Annual Report on Form 20-F/A is filed solely to amend the Annual Report on Form 20-F (the “Annual Report”) of POET Technologies Inc. (the “Company”) to incorporate the Annual Report, including the exhibits thereto, by reference into the previously filed Registration Statement of the Company on Form F-10, as amended (File No. 333-213422) (the “F-10”), to file as an exhibit thereto the consent of Marcum LLP to the incorporation by reference of their report on the financial statements included in the Annual Report, and to make certain corrections to the exhibit list. The following items of the Annual Report have been modified or revised in this Form 20-F/A to reflect the foregoing:

Introduction; and

Part III. Item 19. Exhibits.

In addition, pursuant to the rules of the Securities and Exchange Commission (“SEC”), the Annual Report has been amended to include the currently dated certifications of the Company’s principal executive officer and principal financial officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. These certifications of the Company’s principal executive officer and principal financial officer are filed with this Form 20-F/A as Exhibits 12.1 and 12.2 hereto. Because no financial statements have been included in this Form 20-F/A and this Form 20-F/A does not contain or amend any disclosure with respect to Items 307 and 308 of Regulation S-K, paragraphs 3, 4 and 5 of these certifications have been omitted. No certifications under Section 906 of the Sarbanes-Oxley Act of 2002 are attached because no financial statements are being filed with this Form 20-F/A.

The Annual Report, as amended, speaks as of the original filing date of April 18, 2017 and has not been modified or updated to reflect events occurring or items discovered after the original filing date of the Annual Report. The Annual Report, as amended, should be read in conjunction with the Company’s filings made with the SEC subsequent to the original filing date of the Annual Report.

INTRODUCTION

The Company is organized under the Business Corporations Act (Ontario). In this Annual Report, as amended, the “Company”, “we”, “our” “POET” and “us” refer to POET Technologies Inc. and its subsidiaries (unless the context otherwise requires). We refer you to the documents attached as exhibits hereto for more complete information than may be contained in this Annual Report. Our principal Canadian corporate offices are located at Suite 1107, 120 Eglinton Avenue East, Toronto, Ontario M4P 1E2, Canada. Our principal operations office is located in the U.S. at Suite 107, 780 Montague Expressway, San Jose, CA, 95131. Our telephone number in Toronto is (416) 368-9411.

We file reports and other information with the Securities and Exchange Commission (“SEC”) located at 100 F Street NE, Washington, D.C. 20549. You may obtain copies of our filings with the SEC by accessing their website located at www.sec.gov. We also file reports under Canadian regulatory requirements on SEDAR; you may access our reports filed on SEDAR by accessing the website www.sedar.com.

The Annual Report (including the consolidated audited financial statements for the years ended December 31, 2016, 2015 and 2014 attached thereto, together with the auditors’ report thereon), and the exhibits thereto shall be deemed to be incorporated by reference as exhibits to the Registration Statement of the Company on Form F-10, as amended (File No. 333-213422), and to be a part thereof from the date on which this report was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

PART III

ITEM 19: Exhibits

1.1	Certificate and Articles of Continuance*
1.2	Amended and Restated Bylaws**

1

4.1	Asset Purchase Agreement with Tracker Acquisition, Inc., dated December 17, 2012*
4.2	Agreement with BAE Systems Information And Electronic Systems Integration, Inc., dated May 21, 2008*
4.3	License Agreement with the University of Connecticut, dated April 28, 2003, as amended April 15, 2014*
4.4	Lease Agreement with the University of Connecticut, dated December 11, 2014.*
4.5	Agency Agreement with IBK Capital Corp., dated February 14, 2013*
4.6	Credit Agreement with TCA Global Credit Master Fund, LP, dated March 30, 2012*
4.7	Memorandum of Understanding with Ajit Manocha, dated July 3, 2014**
4.8	Letter of Agreement with Daniel DeSimone, dated March 28, 2014**
4.9	Executive Employment Agreement with Peter Copetti, dated June 30, 2014**
4.10	Shareholder Rights Plan Agreement between the Company and TMX Equity Transfer Services, Inc.**
4.11	Consulting Agreement with Dr. Geoff Taylor, dated January 12, 2015**
4.12	Employment Agreement with Stephane Gagnon, dated November 5, 2013*
4.13	Employment Agreement with Suresh Venkatesan, dated June 10, 2015 ***
4.14	Employment Agreement with Subhash Deshmukh, dated June 8, 2015 ***
4.15	Employment Agreement with Rajan Rajgopal, dated December 27, 2016 ****
4.16	Employment Agreement with Thomas Mika, dated November 2, 2016 ****
4.17	Consulting Agreement with Dave Lazovsky, dated July 1, 2016 ****
4.18	Employment Agreement with Dave Lazovsky, dated February 1, 2017 ****
4.19	Agreement with the Singapore Economic Development Board, dated October 12, 2016****
4.20	Sale and Purchase Agreement for DenseLight Semiconductors PTE, LTD, dated April 27, 2016****
4.21	Sale and Purchase Agreement for BB Photonics Inc. dated May 16, 2016****
4.22	Collaboration Agreement with Swansea University and Compound Semiconductor Technologies Global Ltd ****
4.23	2014 Stock Option Plan**
4.24	Form of Option Agreement*
4.25	Form of Warrant for Purchase of Common Shares*
4.26	Stock Specimen Certificate*
8.1	List of Subsidiaries: See ITEM 4.C.
11.1	Code of Business Conduct and Ethics **
12.1	Certification of Principal Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a)*****
12.2	Certification of Principal Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a)*****
13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002****
13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002****
23.1	Consent of Marcum LLP, independent registered public accounting firm

________________________________________

*Filed as an exhibit to the Company’s registration statement under the Securities and Exchange Act on Form 20-F/A on May 15, 2014 and incorporated herein by reference.

**Filed as an exhibit to the Company’s annual Form 20-F on April 13, 2015 and incorporated herein by reference.

***Filed as an exhibit to the Company’s annual Form 20-F on March 18, 2016 and incorporated herein by reference.

****Filed as an exhibit to the Company’s annual Form 20-F on April 18, 2017.

*****Filed herewith.

2

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on amended Form 20-F/A and that it has duly caused and authorized the undersigned to sign this amended Annual Report on its behalf.

POET TECHNOLOGIES INC.

By:	/s/ Suresh Venkatesan
Chief Executive Officer

Date: March 12, 2018