Form 20-F
period 2017-12-31
POET TECHNOLOGIES INC.
filed 2018-04-30
CIK 1437424

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: Not Required.

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

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in the Exchange Act.

Large accelerated filer ☐      Accelerated filer ☒      Emerging Growth Company ☒      Non-accelerated filer ☐

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

☐ Item 17  ☐ Item 18

POET TECHNOLOGIES INC.
FORM 20-F ANNUAL REPORT
TABLE OF CONTENTS

INTRODUCTION

POET Technologies Inc. is organized under the Business Corporations Act (Ontario). In this Annual Report, the “Company”, “we”, “our”, “POET” and “us” refer to POET Technologies Inc. and its subsidiaries (unless the context otherwise requires). We refer you to the documents attached as exhibits hereto for more complete information than may be contained in this Annual Report. Our principal Canadian corporate offices are located at Suite 1107, 120 Eglinton Avenue East, Toronto, Ontario M4P 1E2, Canada. Our U.S office is located in the U.S. at Suite 107, 780 Montague Expressway, San Jose, CA, 95131. Our telephone number in Toronto is (416) 368-9411.

We file reports and other information with the Securities and Exchange Commission (“SEC”) located at 100 F Street NE, Washington, D.C. 20549. You may obtain copies of our filings with the SEC by accessing their website located at www.sec.gov. We also file reports under Canadian regulatory requirements on SEDAR; you may access our reports filed on SEDAR by accessing the website www.sedar.com.

This Annual Report (including the consolidated audited financial statements for the years ended December 31, 2017, 2016 and 2015 attached thereto, together with the auditors’ report thereon), and the exhibits thereto shall be deemed to be incorporated by reference as exhibits to the Registration Statement of the Company on Form F-10, as amended (File No. 333-213422), and to be a part thereof from the date on which this report was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Business of POET Technologies Inc.

POET Technologies is a developer and manufacturer of optical light source products for the sensing and data communications markets. Integration of optics and electronics is fundamental to increasing functional scaling and lowering the cost of current photonic solutions. POET believes that its approach to both hybrid and monolithic integration of devices, utilizing a novel dielectric platform and proven advanced wafer-level packaging techniques enables substantial improvements in device cost, efficiency and performance. Optical engines based on this integrated approach have applications ranging from data centers to consumer products.

During the year ended December 31, 2017, the Company generated revenues of $2,794,044 and gross profit of $1,451,353. The Company currently operates at a loss. The loss for 2017 was $12,797,797. 100% of the Company’s revenue in 2017 was generated from the sale of sensing products through the Company’s subsidiary DenseLight Semiconductor Pte. Ltd. (“DenseLight”).

During 2017, the Company spent $5,442,873 on research and development activities directly related to the development and commercialization of the POET Optical Interposer Platform (POIP) and the development of photonic sensing products. $10,870,741 was spent on selling, marketing and administration expenses which included non-cash operating costs of $5,081,077, of which $2,275,160 related to depreciation and amortization, and $2,805,917 related to the fair value stock-based compensation. The 2017 loss included other income of $1,766,524 of which $1,695,383 related to the recovery of certain qualifying expenses from the Economic Development Board (EDB) in Singapore. The recovery includes both collected recoveries and an amount to be received in 2018. The Company also had deferred income tax recovery of $297,940.

As of December 31, 2017, we had over $7.9 million in current assets and approximately $800,000 of accounts payable and accrued liabilities. The Company is in a position to cover its liabilities as they come due, however, due to the continuation of losses, the Company will need to seek debt or equity financing to fund its operations. Consistent with its need for additional financing, on March 21, 2018, the Company completed a public offering of 25,090,700 units at a price of $0.425 (CAD$0.55) per unit for gross proceeds of $10,663,548 (CAD$13,799,885). Additionally, subsequent to December 31, 2017 through April 23, 2018 the Company raised $1,131,921 from the exercise of warrants and stock options. Refer to Subsequent Events for further details. The Company is well capitalized to support its activities beyond 2018 as we work toward the goal of monetizing the POIP and increasing the sales of the Company’s photonic products.

Financial and Other Information

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in United States Dollars (“US$”, “USD” or “$”).

Cautionary Statements Regarding Forward-Looking Statements

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

ö we have a limited operating history;

ö our need for additional financing, which may not be available on acceptable terms or at all;

ö the possibility that we will not be able to compete in the highly competitive semiconductor market;

ö the risk that our objectives will not be met within the time lines we expect or at all;

ö research and development risks;

ö the risks associated with successfully protecting patents and trademarks and other intellectual property;

ö the need to control costs and the possibility of unanticipated expenses;

ö manufacturing and development risks;

ö the risk that the price of our common stock will be volatile; and

ö the risk that shareholders’ interests will be diluted through future stock offerings, option and warrant exercises.

For all of the reasons set forth above, investors should not place undue reliance on forward-looking statements. Other than any obligation to disclose material information under applicable securities laws or otherwise as maybe required by law, we undertake no obligation to revise or update any forward-looking statements after the date hereof.

Data relevant to estimated market sizes for our technologies under development are presented in this Annual Report. These data have been obtained from a variety of published resources including published scientific literature, websites and information generally available through publicized means. The Company attempts to source reference data from multiple sources whenever possible for confirmatory purposes. However, the Company has not independently verified the accuracy and completeness of this data.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

A. Not Required.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Required.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The selected financial data of the Company for the years ended December 31, 2017, 2016 and 2015 was derived from the audited annual consolidated financial statements of the Company, which have been audited by Marcum LLP, independent registered public accounting firm. Selected financial data of the Company for the years ended December 31, 2014 and 2013 was derived from the consolidated financial statements of the Company, which are not included in this Annual Report.

The information contained in the selected financial data for the 2017, 2016 and 2015 years is qualified in its entirety by reference to the Company’s audited consolidated financial statements and related notes included under the heading “ITEM 17”. Financial Statements” and should be read in conjunction with such financial statements and related notes and with the information appearing under the heading “ITEM 5”.

Operating and Financial Review and Prospects.” Except where otherwise indicated, all amounts are presented in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Since its formation, the Company has financed its operations from public and private sales of equity securities, proceeds received upon the exercise of warrants and stock options, research and development contracts from U.S. government agencies, sales of the Company’s photonic products and, prior to 2012, by sales of solar energy equipment products. The Company has never been profitable, so its ability to finance operations has been dependent on equity financings. While the Company has been generating revenue from the sale of its photonic sensing products, we believe that it will also need to rely on the sale of our equity securities to provide funds for its activities. We believe the Company is well capitalized, nevertheless the Company may effect a future financing if an appropriate opportunity presents itself. See ITEM 3.D. “Risk Factors.”

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future.

The following consolidated financial information is separated between continuing and discontinued operations.

Consolidated Statements of Operations
Under International Financial Reporting Standards

(US$)

	2017	2016	2015	2014	2013
Revenue	$2,794,044	$1,861,747	$-	$-	$-
Cost of sales	1,342,691	946,001	-	-	-
Gross margin	1,451,353	915,746	-	-	-
Operating Expenses
Selling, marketing and administration	10,870,741	11,421,604	8,614,109	9,677,705	6,284,288
Research and development	5,442,873	3,165,825	3,532,492	2,277,927	1,925,974
Impairment loss	-	63,522	-	-	-
Loss on disposal of property and equipment	-	46,738	-	-	-
Other income, including interest	(1,766,524)	(66,872)	(76,431)	(169,832)	(361,245)
Operating expenses	14,547,090	14,630,817	12,070,170	11,785,800	7,849,017

Net loss from operations	(13,095,737)	(13,715,071)	(12,070,170)	(11,785,800)	(7,849,017)
Change in fair value contingent consideration	-	(283,130)	-	-	-
Net loss before income tax recovery	(13,095,737)	(13,431,941)	(12,070,170)	(11,785,800)	(7,849,017)
Income tax recovery	(297,940)	(207,257)	-	-	-
Net loss for the year	(12,797,797)	(13,224,684)	(12,070,170)	(11,785,800)	(7,849,017)
Deficit, beginning of year	(104,075,356)	(90,850,672)	(78,780,502)	(66,994,702)	(59,145,685)
Deficit, end of year	$(116,873,153)	$(104,075,356)	$(90,850,672)	$(78,780,502)	$(66,994,702)
Basic and diluted loss per share:	$(0.05)	$(0.06)	$(0.07)	$(0.08)	$(0.06)

Certain prior period figures have been reclassified to conform with the current period’s presentation

Consolidated Statements of Financial Position
Under International Financial Reporting Standards
(US$)

	December 31,
Assets	2017	2016	2015	2014	2013
Cash	$4,974,478	$14,376,282	$14,409,996	$11,287,864	$3,260,967
Short-term investments	—	589,275
Accounts and other receivable	493,925	292,849	—	—	—
Prepaids and other current assets	1,957,727	758,917	150,923	243,501	267,012
Inventory	524,582	1,116,880	—	—	—
Marketable securities	—	—	—	—	397
Property and equipment	8,278,170	9,364,210	947,107	1,058,860	903,792
Patents and licenses	456,250	449,676	426,813	260,721	125,676
Intangible assets	839,637	876,865	—	—	—
Goodwill	7,681,003	7,681,003	—	—	—
Total Assets	$25,205,772	$35,505,957	$15,934,839	$12,850,946	$4,557,844
Liabilities
Accounts payable and accrued liabilities	$810,593	$1,624,344	$515,421	$451,724	$256,027
Product warranty	—	—	—	—	—
Disposal group liabilities	—	—	—	—	—
Deferred tax liability	1,298,367	1,596,307	—	—	—
Deferred rent	24,031	42,665	—	—	—
Total Liabilities	2,132,991	3,263,316	515,421	451,724	256,027
Shareholders’ Equity
Share capital	103,616,221	103,357,862	81,027,171	61,688,953	42,911,455
Special voting share	—	—	—	—	—
Warrants	5,985,378	5,985,378	2,013,747	6,458,659	8,135,590
Contributed surplus	32,102,967	29,062,874	25,618,159	23,616,664	20,261,067
Accumulated other comprehensive loss	(1,758,632)	(2,088,117)	(2,388,987)	(584,552)	(11,593)
Deficit	(116,873,153)	(104,075,356)	(90,850,672)	(78,780,502)	(66,994,702)
Total Shareholders’ Equity	23,072,781	32,242,641	15,419,418	12,399,222	4,301,817
Total Liabilities and Shareholders’ Equity	$25,205,772	$35,505,957	$15,934,839	$12,850,946	$4,557,844

B.   Capitalization and Indebtedness

Not Required.

C.   Reasons for the Offer and Use of Proceeds

Not Required.

D. Risk Factors

We are subject to various risks, including those described below, which could materially adversely affect our business, financial condition and results of operations and, in turn, the value of our securities. In addition, other risks not presently known to us or that we currently believe to be immaterial may also adversely affect our business, financial condition and results of operations, perhaps materially. The risks discussed below also include forward-looking statements and information within the meaning of U.S. and Canadian securities laws that involve risks and uncertainties. The Company’s actual results may differ materially from the results discussed in the forward-looking statements and information Factors that might cause such differences include those discussed. Before making an investment decision with respect to any of our securities, you should carefully consider the following risks and uncertainties described below and elsewhere in this Annual Report. See also “Cautionary Statement Regarding Forward-Looking Statements.”

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

We have limited operating history in the datacom market, and our business could be harmed if this market does not develop as we expect.

The initial target market for our Optical Interposer-based optical engine is the datacom market and we have no experience in selling products in this market. We may not be successful in developing a product for this market and even if we do, it may never gain widespread acceptance by large data center operators. If our expectations for the growth of the datacom market are not realized, our financial condition or results of operations may be adversely affected.

We depend on a limited number of suppliers and key contract manufacturers who could disrupt our business and technology development activities if they stopped, decreased, delayed or were unable to meet our demand for shipments of their products or manufacturing of our products.

We depend on a limited number of suppliers of epitaxial wafers and contract manufacturers for both our Indium Phosphide (“InP”) and Gallium Arsenide (“GaAs”) development and production activities. Some of these suppliers are sole source suppliers. We typically have not entered into long-term agreements with our suppliers. As a result, these suppliers generally may stop supplying us materials and other components at any time. Our reliance on a sole supplier or limited number of suppliers could result in delivery problems, reduced control over technology development, product development, pricing and quality, and an inability to identify and qualify another supplier in a timely manner. Some of our suppliers that may be small or under-capitalized may experience financial difficulties that could prevent them from supplying us materials and other components. In addition, our suppliers, including our sole source suppliers, may experience manufacturing delays or shut downs due to circumstances beyond their control such as earthquakes, floods, fires, labor unrest, political unrest or other natural disasters. A Change in supplier could require technology transfer that could require multiple iterations of test wafers. This could result in significant delays in resumption of production.

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

Our prior acquisitions created a large amount of goodwill, which may be impaired in the future and as a result may adversely affect our financial results. In addition, past and any future acquisitions may adversely affect our financial condition and results of operations.

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

Our predecessor company received and our current companies receive and expect to receive in the future subsidies and other types of funding from government agencies in the locations in which we operate. The funding agreements stipulate that if we do not comply with various covenants, including eligibility requirements, and/or do not achieve certain pre-defined objectives, those government agencies may reclaim all or a portion of the funding provided. If this were to occur, we would either not be in a position to repay the claimed amounts or would have to borrow large sums in order to do so or refinance with dilutive financing, which could adversely affect our financial condition.

Our predecessor company, Opel Solar and its wholly-owned subsidiary ODIS, received research and development grants from the United States Air Force and from NASA; our recently acquired subsidiary company, DenseLight Semiconductor, Pte, Ltd. is expected to receive funding for new product development activities conducted in Singapore from the Economic Development Board; and we expect that our recently acquired subsidiary company BB Photonics U.K., may also apply for certain grants to defer the cost of development in the U.K. The rules for eligibility vary widely across government agencies, are complex and may be subject to different interpretations. Furthermore, some of the grants set pre-defined development or spending objectives, which we may not achieve. We cannot guarantee that one or more agencies will not seek repayment of all or a portion of the funds provided, and if this were to occur, we could have to borrow large sums or refinance with dilutive financing in order to make the repayments, which would adversely affect our financial condition.

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

We have a history of large operating losses. We may not be able to achieve profitability in the future and as a result we may not be able to maintain sufficient levels of liquidity.

We have historically incurred losses and negative cash flows from operations since our inception. As of December 31, 2017, we had an accumulated deficit of $116,873,153. For the years ended December 31, 2017 and December 31, 2016, we incurred net losses before income taxes of $13,095,737 and $13,431,941 respectively. We expect to continue to incur losses and operating cash outflows for the foreseeable future, and these losses and outflows could increase as we continue to work to develop our business. It is possible that we may never become profitable, and even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods.] Should our losses continue, we may need to seek debt or equity financing to fund our operations.

As of December 31, 2017, we held $4,974,478 in cash, and we had working capital of $7,140,119.

The Company is currently in a position to cover its liabilities as they come due. However, we have sustained considerable operating losses in the past. Should such losses continue, the Company may need to seek debt or equity financing to fund its operations. Although the Company has been successful in obtaining such financings in the past, there is no assurance that it will be able do so in the future. If the Company is unable to obtain such financing, it may have an adverse effect on the Company’s ability to continue operations. Consistent with its needs for additional financing, on March 21, 2018, the Company completed a public offering of 25,090,700 units at a price of $0.425 (CAD$0.55) per unit for gross proceeds of $10,663,548 (CAD$13,799,885). Additionally, subsequent to December 31, 2017 the Company raised $1,131,921 from the exercise of warrants and stock options.

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

If we raise additional funds through the issuance of our common stock or convertible securities, the ownership interests of our stockholders could be significantly diluted. These newly issued securities may have rights, preferences or privileges senior to those of existing stockholders. Additional financing may not, however, be available on terms favorable to us, or at all, if and when needed, and our ability to fund our operations, take advantage of unanticipated opportunities, develop or enhance our infrastructure or respond to competitive pressures could be significantly limited. If we cannot raise required capital when needed, including under our Short Form Prospectus filed with the Canadian Securities Exchange and the SEC in October 2016, we may be unable to continue technology and product development, meet the demands of existing and prospective customers, adversely affecting our sales and market opportunities and consequently our business, financial condition and results of operations.

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

Our success depends on our ability to protect our intellectual property and other proprietary rights. We rely on a combination of patent, trademark, copyright, trade secret and unfair competition laws, as well as license agreements and other contractual provisions, to establish and protect our intellectual property and other proprietary rights. We have applied for patent registrations in the U.S. and other foreign countries, some of which have been issued. We cannot guarantee that our pending applications will be approved by the applicable governmental authorities. Moreover, our existing and future patents and trademarks may not be sufficiently broad to protect our proprietary rights or may be held invalid or unenforceable in court. A failure to obtain patents or trademark registrations or a successful challenge to our registrations in the U.S. or foreign countries may limit our ability to protect the intellectual property rights that these applications and registrations intended to cover.

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

Participants in the markets in which we sell our products have experienced frequent litigation regarding patent and other intellectual property rights. There can be no assurance that third parties will not assert infringement claims against us and we cannot be certain that our products would not be found infringing on the intellectual property rights of others. Regardless of their merit, responding to such claims can be time consuming, divert management’s attention and resources and may cause us to incur significant expenses. Intellectual property claims against us could result in a requirement to license technology from others, discontinue manufacturing or selling the infringing products, or pay substantial monetary damages, each of could result in a substantial reduction in our revenue and could result in losses over an extended period of time.

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

We have implemented internal controls that we believe provide reasonable assurance that we will be able to avoid accounting errors or material weaknesses in future periods. However, our internal controls cannot guarantee that no accounting errors exist or that all accounting errors, no matter how immaterial, will be detected because a control system, no matter how well designed and operated, can provide only reasonable, but not absolute assurance that the control system’s objectives will be met. If we are unable to implement and maintain effective internal control over financial reporting, our ability to accurately and timely report our financial results could be adversely impacted. This could result in late filings of our annual and quarterly reports under the Canadian Securities Act and the Securities Exchange Act of 1934, or the Exchange Act, restatements of our consolidated financial statements, a decline in our stock price, suspension or delisting of our common stock by the TSX Venture Exchange, or other material adverse effects on our business, reputation, results of operations or financial condition.

Our ability to use our net operating losses and certain other tax attributes may be limited.

As of December 31, 2017, we had accumulated net operating losses (NOLs), of approximately $124 million. Varying jurisdictional tax codes have restrictions on the use of NOLs, if a corporation undergoes an “ownership change,” the corporation’s ability to use its pre-change NOLs, R&D credits and other pre-change tax attributes to offset its post-change income may be limited. An ownership change is generally defined as a greater than 50% change in equity ownership. Based upon an analysis of our equity ownership, we do not believe that we have experienced such ownership changes and therefore our annual utilization of our NOLs is not limited. However, should we experience additional ownership changes, our NOL carry forwards may be limited.

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

We are subject to the U.S. Foreign Corrupt Practices Act, which generally prohibits companies operating in the U.S. from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. In addition, we are required to maintain records that accurately and fairly represent our transactions and have an adequate system of internal accounting controls. Non-U.S. companies, including some that may compete with us, may not be subject to these prohibitions, and therefore may have a competitive advantage over us. If we are not successful in implementing and maintaining adequate preventative measures, we may be responsible for acts of our employees or other agents engaging in such conduct. We could suffer severe penalties and other consequences that may have a material adverse effect on our financial condition and results of operations.

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

Goodwill Impairment Risk

POET’s Board and management is required to analyze on an annual basis whether any intangibles should be impaired, based on a calculation of the likely future cash flows from those assets. The annual impairment test was done by management in the fiscal fourth quarter. Both DenseLight and BB Photonics are regarded by POET’s Board and management as a single unit contributing to the Corporation’s development of an optical interposer platform. At the time of their acquisition in mid-2016, the combined purchase price exceeded their combined asset values, resulting in the creation of Goodwill, valued as of September 30, 2017 at $7,681,003.  At the time of the initial valuation, no value was attributed to DenseLight’s Intellectual Property, which POET’s Board and management now expect to be a major contributor to the Corporation’s anticipated future cash flows. POET’s Board and management annually assesses the anticipated future cash flows of the Corporation related to this Goodwill and determines if an impairment is necessary.

Risks Related to Our Common Stock

Our stock price has been and may continue to be volatile.

The trading price for our common stock on the TSX Venture Exchange (“TSXV”) has been and is likely to continue to be highly volatile. Although we have registered our stock with the SEC, the U.S. market for our shares has been slow to develop, and if and as such a market develops, prices on that market are also likely to be highly volatile. The market prices for securities of early stage technology companies have historically been highly volatile.

Factors that could adversely affect our stock price include:

ö fluctuations in our operating results;

ö announcements of new products, partnerships or technological collaborations and announcements of the results or further actions in respect of any products, partnerships or collaborations, including termination of same;

ö innovations by us or our competitors;

ö governmental regulation;

ö developments in patent or other proprietary rights;

ö the results of technology and product development testing by us, our partners or our competitors;

ö litigation;

ö general stock market and economic conditions;

ö number of shares available for trading (float); and

ö inclusion in or dropping from stock indexes.

As of April 23, 2018, our 52-week high and low closing market prices for our common stock on the TSXV were CA$0.79 and CA$0.18 , respectively, based on the closing exchange rates on the respective dates.

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

Sales of a substantial number of shares of common stock or warrants, or the perception that sales could occur, could adversely affect the market price of our common stock. Additionally, as of April 23, 2018, there were outstanding options to purchase up to 16,276,497 shares of our common stock that are currently exercisable and additional outstanding options to purchase up to 24,230,024 shares of common stock that are exercisable over the next several years. As of April 23, 2018, there were outstanding warrants to purchase 43,109,000 shares of our stock and broker compensation units to purchase 1,309,080 units. Each compensation unit is convertible into one common share and one half common share purchase warrant.. The holders of these options, warrants and compensation units have an opportunity to profit from a rise in the market price of our common stock with a resulting dilution in the interests of the other shareholders. The existence of these options, warrants and compensation units may adversely affect the terms on which we may be able to obtain additional financing. The weighted average exercise price of issued and outstanding options is CAD$0.77, the weighted average exercise price of warrants is CAD$0.58 and the weighted average exercise price of the compensation units is CAD$0.55, which compares to the CAD$0.42 market price at closing on April 23, 2018.

Dilution through exercise of share options could adversely affect the Company’s shareholders.

Because the success of the Company is highly dependent upon its employees, the Company has granted to some or all of its key employees, directors and consultants options to purchase common shares as non-cash incentives. To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted. As of April 23, 2018, there were 40,506,521 share purchase options outstanding with a weighted average exercise price of CAD$0.77, 43,109,000 share purchase warrants outstanding with a weighted average exercise price of CAD$0.58 and 1,309,000 compensation units outstanding with a weighted average price of CAD$0.55. If all of these securities were exercised, an additional 85,579,141 common shares would become issued and outstanding. This represents an increase of 29.7% in the number of shares issued and outstanding and would result in significant dilution to current shareholders.

The risks associated with penny stock classification could affect the marketability of the Company’s common shares and shareholders could find it difficult to sell their shares.

The Company’s common shares are subject to “penny stock” rules as defined in 1934 Securities and Exchange Act Rule 3a51-1. The SEC adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities listed on certain national securities exchanges, provided that current price and volume information with respect to transactions in such securities is provided by the exchange).

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

Neither Canadian law nor our Articles or By-laws limit the right of a non-resident to hold or vote common shares of the Company, other than as provided in the Investment Canada Act (the “Investment Act”), as amended by the World Trade Organization Agreement Implementation Act (the “WTOA Act”). The Investment Act generally prohibits implementation of a direct reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a “Canadian,” as defined in the Investment Act (a “non-Canadian”), unless, after review, the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in the common shares of the Company by a non-Canadian (other than a “WTO Investor,” as defined below) would be reviewable under the Investment Act if it were an investment to acquire direct control of the Company, and the value of the assets of the Company were CA$5.0 million or more (provided that immediately prior to the implementation of the investment the Company was not controlled by WTO Investors). An investment in common shares of the Company by a WTO Investor (or by a non- Canadian other than a WTO Investor if, immediately prior to the implementation of the investment the Company was controlled by WTO Investors) would be reviewable under the Investment Act if it were an investment to acquire direct control of the Company and the value of the assets of the Company equaled or exceeded certain threshold amounts determined on an annual basis.

The threshold for a pre-closing net benefit review depends on whether the purchaser is: (a) controlled by a person or entity from a member of the WTO; (b) a state-owned enterprise (SOE); or (c) from a country considered a “Trade Agreement Investor” under the Investment Act. A different threshold also applies if the Canadian business carries on a cultural business.

The 2018 threshold for WTO investors that are SOEs will be $398 million based on the book value of the Canadian business' assets, up from $379 million in 2017.

The 2018 thresholds for review for direct acquisitions of control of Canadian businesses by private sector investor WTO investors ($1 billion) and private sector trade-agreement investors ($1.5 billion) remain the same and are both based on the "enterprise value" of the Canadian business being acquired.

A non-Canadian, whether a WTO Investor or otherwise, would be deemed to acquire control of the Company for purposes of the Investment Act if he or she acquired a majority of the common shares of the Company. The acquisition of less than a majority, but at least one-third of the shares, would be presumed to be an acquisition of control of the Company, unless it could be established that the Company is not controlled in fact by the acquirer through the ownership of the shares. In general, an individual is a WTO Investor if he or she is a “national” of a country (other than Canada) that is a member of the WTO (“WTO Member”) or has a right of permanent residence in a WTO Member. A corporation or other entity will be a “WTO Investor” if it is a “WTO Investor-controlled entity,” pursuant to detailed rules set out in the Investment Act. The U.S. is a WTO Member. Certain transactions involving our common shares would be exempt from the Investment Act, including:

ö an acquisition of our common shares if the acquisition were made in connection with the person’s business as a trader or dealer in securities;

ö an acquisition of control of the Company in connection with the realization of a security interest granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Act; and

ö an acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization, following which the ultimate direct or indirect control of the Company, through the ownership of voting interests, remains unchanged. Under U.S. law, except in limited circumstances, restrictions generally are not imposed on the ability of non- residents to hold a controlling interest in a U.S. corporation.

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

The actual allocation of proceeds from any financing undertaken may differ from the Company’s initial or current intentions.

POET has discretion in the use of the net proceeds from any offering of equity securities. The Company may elect to allocate proceeds differently from its initial or current intentions. The failure by the Company’s management to apply these funds effectively could have a material adverse effect on its business.

Warrants included with financings

Warrants offered with financings are not listed on any exchange. Investors may be unable to sell the warrants at the prices desired or at all. There is no existing trading market for the warrants and there can be no assurance that a liquid market will develop or be maintained for the warrants, or that an investor will be able to sell any of the warrants at a particular time (if at all). The liquidity of the trading market in the warrants, and the market price quoted for the warrants, may be adversely affected by, among other things:

•	changes in the overall market for the warrants;
•	changes in the Corporation's financial performance or prospects;
•	changes or perceived changes in the Corporation's creditworthiness;
•	the prospects for companies in the industry generally;
•	the number of holders of the warrants;
•	the interest of securities dealers in making a market for the warrants; and
•	prevailing interest rates.

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

Opel Solar Inc. and Odis Inc.

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

Capital Expenditures

Our capital expenditures for the last three years, which principally consist of purchases of research and development equipment and instrumentation and patents are as follows:

Period	Capital Expenditure	Purpose
Fiscal 2017	$1,030,340	Instruments, equipment and patents
Fiscal 2016 (1)	$10,985,852	Instruments, equipment and patents
Fiscal 2015	$374,200	Instruments, equipment and patents

(1)	As part of the acquisition of DenseLight and BB Photonics, the Company acquired 8,706,029 of leasehold improvements, machinery and office equipment, and 900,131 of intangible assets. The Company spent and additional $1,379,692 in cash ($1,281,170 spent in 2016 and $98,522 spent in 2015) in acquiring equipment and patents.

The Company’s registered office is located at Suite 1107, 120 Eglinton Avenue East, Toronto, Ontario, Canada M4P 1E2 and its phone number is (416) 368-9411. The Company has operations at Suite 107, 780 Montague Expressway, San Jose, CA, 95131 and 6 Changi North Street 2, Singapore, 498831.

B. Business Overview

Corporate Overview

We are an advanced semiconductor development and manufacturing company dedicated to enabling the integration of photonics and electronics through novel approaches to device design and packaging. We have developed, or are in the process of developing, solutions that provide dramatic reductions in the cost of key components of photonic devices. Through integration and the adaptation of silicon processing methods to photonic device fabrication, we believe that the Company can capture a meaningful portion of the market for photonics devices that address the need for increased bandwidth, speed, sensitivity and cost across a range of high growth data communications and photonic sensing applications. We believe that the integration of discrete functions onto fewer devices is the optimal way to lower cost, reduce size, limit power consumption and increase the performance, scalability and value of photonics devices, making opto-electronics a more viable economic proposition.

The cost of building silicon-based devices today contrasts sharply with the cost of building photonics-based devices. While the majority of the cost of building silicon-based devices is in fabricating the device on the wafer, the majority of the cost of building photonics devices today is in the packaging and testing process. It is inevitable that these costs will be reduced through integration. In addition, integration opens up entirely new markets for photonics, including on-board and on-chip data transfer (“inside the box”).

Until early to mid-2017, our Company had been focused on “monolithic” integration, based on a proprietary design fabricated into a single Gallium Arsenide (GaAs) chip that has all of the elements needed to communicate data at the speed of light, yet with the lower cost profile of copper. POET’s GaAs design integrates at least three essential discrete devices onto a single GaAs chip: a vertical-cavity surface-emitting laser (VCSEL), a photodetector and an electronic circuit based on either a thyristor or a heterostructure field-effect transistor (HFET).

In 2017 we began to develop solutions based on a novel “hybrid” integration approach, which combines Indium Phosphide (InP)-based photonics chips and dielectric-based waveguide devices into a single package. This approach enables the replacement of high-cost optical components, such as mirrors and lenses, with embedded dielectric passive devices, dramatically lowering the cost of data communications transceiver solutions for data center operators and telecom companies. Our ability to address hybrid integration is a direct result of our acquisitions, in 2016, of DenseLight Semiconductor Pte. Ltd. (“DenseLight”) based in Singapore, and BB Photonics, Inc. based in New Jersey.

By mid-2017 it became apparent that the majority of transceiver applications in the data center market was biased strongly in favor of InP-based solutions. This, and the fact that our GaAs development efforts faced a number of challenges that could only be solved by working closely with a well-resourced strategic partner, we decided to focus our own resources on hybrid integration, utilizing the unique capabilities that we acquired with DenseLight and BB Photonics. By late-2017, we demonstrated that we could dramatically reduce the cost of conventional transceivers through the integration of discrete devices employing a novel approach that we call an “Optical Interposer”.

POET’s Optical Interposer facilitates the co-packaging of electronics and optics in a single Multi-Chip Module (MCM), paving the way for “Photonics-in-a-package”. Based on our dielectric waveguide technology, the Optical Interposer provides the ability to run electrical and optical interconnections side-by-side on the same interposer chip at a micrometer scale. Hybrid Integrated Photonics Packaging (HiPP) enabled by the Optical Interposer plays a critical role in improving electrical and thermal performance, power consumption and form factor of photonics sub-assemblies. The Optical Interposer currently forms an integral part of POET’s hybrid integrated optical engines and leverages the manufacturing processes and unique capabilities of its dielectric waveguides.

Industry Background

In the ten years since the introduction of the smartphone, people have fundamentally changed the way they communicate, socialize, and interact with themselves and the data around them. Today, smartphones and other such devices allow us to capture, create and communicate enormous amounts of content. The explosion in data, storage and information distribution is driving extraordinary growth in internet traffic and cloud services.

The expected growth in the networking and data communication market is the result of many factors, among them being, the growth of wireless and mobile traffic (which is expected to account for two-thirds of total IP traffic by 20211), social media activity, the progression of video transmission, the ramp of imaging such as virtual/augmented/mixed reality and 3D video, the continued migration to cloud storage, the propagation of sensors feeding the Internet of Everything, and the evolution of big data analytics and machine learning/artificial intelligence. These factors will continue to drive a long term increased demand for capacity and higher speeds.

Photonics has traditionally been employed to transmit data over long distances because light can carry considerably more content and data at faster speeds. Optical transmission becomes more energy efficient as compared to electronic alternatives when the transmission length and speed increase. As a natural consequence, optics are systematically replacing copper in much of the data center communication links.

Data center operators are increasing the size and scale of their facilities, while simultaneously looking to component suppliers for solutions capable of providing higher data transmission rates. Within data centers, data communications over distances of up to 2 km have already been transitioned from inherently lower speed copper cable to optical fibers. Furthermore, short reach communications, either rack-to-rack or within the rack as well as those requiring speeds of up to 100G, are now increasingly being converted from copper to optical cables.

Outside the Data Centers, future 5G build-out of mobile communications will drive speed and capacity requirements closer to the user with significant reduction in latency. Compared to 4G, 5G technology standard offers much faster download and upload speed, minimum delay in data communication and processing, as well as much higher density in device connections. 5G will enable advances in virtual reality, augmented reality, autonomous driving, high-definition video, and the Internet of Things, among others. 5G networks requires substantial capacity expansion for base stations, which is driven by three factors: more spectrum, higher density of base stations in each region, and higher spectral efficiency.

Photonics Markets

The two target markets in which we currently sell or plan to sell products near-term are Photonic Sensing and Data Communications. The global photonics market is forecasted to grow at a compound average growth rate (CAGR) of 8% to 12% through 2021, reaching an estimated $54 billion.2 This market includes Photonic Sensing (which consists of devices for test and measurement, navigation, LIDAR systems) and Data Communications (both telecom applications and optical data communications).

The overall Data Communications market is forecasted to grow at a 27% CAGR over the period 2015 to 2020 and is being driven largely by cloud data centers, which have a forecasted CAGR of 29.6% over the same period. This compares to traditional data centers at only a 9% CAGR3. The expected growth in the networking and data communication market is the result of many factors, including smartphone use, over-the-top video consumption, social networking and the “Internet of Things”. Increased consumer demand for data requires both data storage and data communications at higher speeds. As a result, data center operators are increasing the size and scale of their facilities, while simultaneously looking to component suppliers for solutions capable of providing higher data transmission rates. Within data centers, data communications over distances of up to 2km have already been transitioned from inherently lower speed copper cable to optical fibers.

Photonic transceivers will represent a $25 billion market opportunity in 2025, according to Oculi, llc. The primary segments for photonic transceivers are Ethernet, wide area network (WAN) and dense wavelength division multiplexing (DWDM), all of which are predominantly addressed by InP-based optical technologies. Ethernet transceivers are forecasted to grow to $7.4 billion by 2025 with 100G driving a majority of the growth. Within Ethernet, singlemode transceivers based on InP devices are forecasted to outgrow multimode transceivers based on GaAs devices by a factor of 6:1. Segmented by distance, the majority of growth is expected in the <10km segment ($4.3 billion by 2025).4

Integrated photonic transceivers, incorporating approaches comparable to what POET has, are expected to overtake those using discrete components by 2021, growing from a current $3.2 billion to $20 billion in 20255. Within this market, POET is focused on the highest growth segments, including Wavelength Division Multiplexing (WDM) for medium-reach (500m – 2km) Ethernet datacom connections and Wide Area Network protocols for long-reach or metro applications (2km – 10km). The majority of today’s discrete transceiver suppliers are shipping 100G transceivers in a 4x25G format, having developed assembly methods for placing multiple laser chips on one substrate and coupling the output into one fiber using micro-optic filters and other elements. POET’s approach is to use the Optical Interposer to combine multiple active and passive devices into a single package, or “optical engine”, which when combined with control electronics and an outer housing, constitutes a pluggable optical transceiver. We plan to sell our optical engines to manufacturers and assemblers of optical transceiver modules. We believe our optical engine solution will be cost competitive with conventional modules as well as silicon photonics in the <2km data center market, and it should be scalable to 10km, and support 200G and 400G datacom speeds.

In addition to building optical engines for transceivers, we believe the Company has the opportunity to sell individual components to other suppliers of optical transceivers, including single-chip local area network (LAN) wavelength division multiplexing (WDM) lasers, receiver optical sub-assemblies (ROSA) and transmit optical sub-assemblies (TOSA) in advance of selling optical engines for transmit and receive assemblies (TXRX).

The Photonics Sensing market6 represents a Total Available Market (“TAM”) of approximately $23 billion of system sales and comprises the following segments: 1) Test & Measurement (TAM: $10 billion), which includes monitoring equipment for communication, components and material testing, as well as sensing equipment such as distributed temperature and strain measurement; 2) Structural Health Monitoring (TAM: $6 billion), which includes devices to monitor the power grid, and fiber optic-based sensors in rail lines, nuclear facilities, etc.; 3) Guidance and Navigation (TAM: $4.5 billion), which includes navigational guidance systems, gyrocompasses, and optical-based systems for navigating self-driving automobiles; and 4) Medical and Health Care (TAM: $2.5 billion), which includes devices for non-invasive blood glucose monitoring, pulse-oximeter devices, and ophthalmic examination. Component sales to systems providers typically represent approximately 10% of system market TAM’s. We plan to address these high growth markets with component sales in a combination of current and expected new products from our DenseLight subsidiary.

Until early- to mid-2017, our Company had been focused on “monolithic” integration, based on a proprietary design fabricated into a single Gallium Arsenide (GaAs) chip that has all of the elements needed to communicate data at the speed of light, yet with the lower cost profile of copper. POET’s GaAs design integrates at least three essential discrete devices onto a single GaAs chip: a vertical-cavity surface-emitting laser (VCSEL), a photodetector and an electronic circuit based on either a thyristor or a heterostructure field-effect transistor (HFET).

______________________

[1]	Cisco Visual Networking Index: Forecast and Methodology, 2016-2021, June 6, 2017
[2]	MarketsandMarkets Photonics Market by Application – Global Forecasts to 2021, September 2016
[3]	Cisco Global Cloud Index, 2015-2020, November 2016
[4]	Oculi, llc, Estimates for 2025 commissioned by POET Technologies, Inc., March 2017
[5]	Ibid
[6]	Global Market Insights Optical Sensors Market Size By Product, By Application, Industry Analysis Report, Regional Outlook, Application Potential, Price Trends, Competitive Market Share & Forecast, 2016 – 2024, August 2016

In 2017 we began to develop solutions based on a novel “hybrid” integration approach, which combines Indium Phosphide (InP)-based photonics chips and dielectric-based waveguide devices into a single package. This approach enables the replacement of high-cost optical components, such as mirrors and lenses, with embedded dielectric passive devices, dramatically lowering the cost of data communications transceiver solutions for data center operators and telecom companies. Our ability to address hybrid integration is a direct result of our acquisitions, in 2016, of DenseLight Semiconductor Pte. Ltd. (“DenseLight”) based in Singapore, and BB Photonics, Inc. based in New Jersey.

By mid-2017 it became apparent that the majority of transceiver applications in the data center market was biased strongly in favor of InP-based solutions. This, and the fact that our GaAs development efforts faced a number of challenges that could only be solved by working closely with a well-resourced strategic partner, we decided to focus our own resources on hybrid integration, utilizing the unique capabilities that we acquired with DenseLight and BB Photonics. By late-2017, we demonstrated that we could dramatically reduce the cost of conventional transceivers through the integration of discrete devices employing a novel approach that we call an “Optical Interposer”.

POET’s Optical Interposer Platform

The Optical Interposer extends the functionality of traditional electrical interposers – by adding a parallel lane of optical interconnections to an electrical interposer. Optical Interposers enable the concept of “photonics-in-a-package” by eliminating traditionally used micro-optics such as lenses, filters and prisms from the optical assembly and by further simplifying fiber alignment and coupling.

POET’s Optical Interposer utilizes our proprietary dielectric waveguide technology. The unique manufacturing process and capabilities of this technology enables us to fabricate an optical communication fabric within the context of a traditional CMOS process. Consequently, it enables a novel and differentiated extension to the more traditional electrical interposers.

The waveguides incorporated in POET’s Optical Interposers perform more than just waveguide transmission functions. They act as gratings, splitters, couplers and allow for manipulation of the light with built in functionality suited to the application. For example, POET’s 100G family of Optical Interposer would include gratings that both function to enable narrow line width operation of its light sources and to perform critical Wavelength Division Multiplexing (WDM) operations.

A Typical Electrical Interposer

Shown above is a typical cross-section of an electrical interposer that enables a closer placement of electronic chips and minimizes communication lengths.

POET’s Optical Interposer

In much the same way as the electrical interposer incorporates electrical passive functionality, the POET Optical Interposer incorporates passive optical functionality. Furthermore, the Optical Interposer enables the conversion of electrical signals to optical signals and the manipulation and transmission of these optical signals outside the package.

POET’s Optical Interposer provides the following advantages compared to conventional optical modules:

✓	Wafer-level integration into silicon
✓	Waveguides formed and integrated with embedded passive optical components (SSC, mux-demux, filters, waveguides) at chip level
✓	Ultra-low loss waveguide dielectric with high coupling efficiency
✓	Pick and place assembly and passive alignment of components
✓	Elimination of lenses and active alignment
✓	Athermal waveguide dielectric allows multi-channel scalability
✓	Wafer-level hermetic sealing, testing and burn-in of active components to produce known good die
✓	Small form factor and platform architecture readily scalable
✓	High frequency metal traces managed in the dielectric platform
✓	Fully compatible with conventional CMOS processing allowing integration with complex electronics at chip or module level

Compared to semiconductors, where packaging accounts for 10% of the final die cost, packaging and assembly is generally 80-90% for a photonic die. POET’s Optical Interposer represents a new and potentially disruptive approach to photonics packaging and assembly that could allow more functionality to be integrated into a single package, similar to the system-in-package (SiP) trends observable in the industry today.

Our Products

•	We are currently engaged in the development of 100GGbs ROSA (Receiver Optical Sub-Assemblies) and TOSA (Transmitter Optical Sub-Assemblies) for 100G Transceiver assemblies.

We expect our InP-based solutions from our DenseLight subsidiary will add to the Company’s current and future product portfolio, including:

•	Broadband Super-Luminescent LEDs (Light Emitting Diodes)
•	Narrow Linewidth Lasers
•	DFB (Distributed Feedback) Lasers for Data Communications
•	High Power ELEDs (Edge Emitting Light Emitting Diodes)
•	Integrated CWDM (Coarse Wavelength Division Multiplexing) Solutions

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

We believe the principal competitive factors in our target markets include the following:

·	use of internally manufactured components;

·	product breadth and functionality;

·	timing and pace of new product development;

·	breadth of customer base;

·	technological expertise;

·	reliability of products;

·	product pricing; and

·	manufacturing efficiency.

We believe that we can compete favorably with respect to the above factors based on our GaAs and InP processes, the projected performance and anticipated inherent reliability of our products, and our technical expertise in photonic engine design and manufacture.

Our Strategy

Our vision is to become a global leader in photonics by deploying an Optical Interposer-based approach to the integration of photonics devices into a wide variety of vertical market applications. Our strategy includes the following key elements:

Introduce the Optical Interposer concept to suppliers of transceivers and data center operators and form commercial partnerships for product development. Because of the magnitude of the cost savings that may be derived from the use of POET’s optical engines for transceiver applications, we expect to generate significant interest among both the suppliers of transceiver modules and their ultimate customers, the data center operators. In addition, the POET Optical Interposer provides a straightforward and cost-effective path to higher speed transceivers, including up to 400G and higher, thus providing a single platform that can span several device generations. We anticipate that several companies will be interested in pursuing commercial partnerships with POET in order to qualify and design-in our optical engines.

· Promote the POET Optical Interposer as a true platform technology across several photonic applications and markets. The POET Optical Interposer is designed to be a flexible platform for the combination or integration of various photonic and electronic components. The anticipated low cost makes it suitable for applications like automotive LIDAR. The compatibility of the Optical Interposer manufacturing process with standard silicon CMOS processing opens up a wide variety of other applications where high-speed data communications is needed, such as integration with ASICs, graphics generators and high-speed switches.

· Pursue multiple potential sources of non-product revenue and strategic partnerships. In addition to product sales, we have been pursuing Non-Recurring Engineering (“NRE”) revenues from end-use customers and/or from strategic partners. In particular, we believe our 100/200/400G transceiver components represent a uniquely attractive opportunity for collaborative development with a strategic partner(s). We also believe that the continued development of our GaAs platform is dependent on securing a strategic partner.

· Continue to invest in our capabilities and infrastructure. We intend to continue to invest in new products, new technology and our production infrastructure and facilities to maintain and strengthen our competitive position. Our R&D programs in Singapore are partially reimbursed by the Singapore Economic Development Board, whose support will help to defer the costs associated with bringing innovative new products to market.

· Selectively pursue other opportunities that leverage our existing expertise. Our expertise in designing and manufacturing photonics devices, both discrete and integrated, positions us well to pursue applications in high growth markets and our Singapore operation is ideally located to support customers in Asia, where much of the growth in photonics is occurring.

· Pursue complementary strategic alliance or acquisition opportunities. We intend to evaluate and selectively pursue strategic alliances or acquisition opportunities that we believe will accelerate our penetration of specific applications or vertical markets with our technology or products.

Geographic Distribution of Revenue

The Company had no sales in 2015. Sales and geographic markets for 2017 and 2016 were as follows:

Region	2017	2016
Asia – Pacific	$1,592,605	$1,066,429
Europe	$866,154	$657,105
North & South America	$335,285	$138,213
	$2,794,044	$1,861,747

C. Organizational Structure

The following graphically displays the organizational structure of the Company:

______________________

(1)	There are 28,374,000 Class A Common Shares of OPEL Solar, Inc. issued and outstanding, all of which are held by the Company. There are no other outstanding securities of OPEL Solar, Inc. other than the Class A Common Shares.
(2)	There are 5 Common Shares of ODIS Inc. issued and outstanding, held by OPEL Solar, Inc.
(3)	There are 135,042 Ordinary Shares of DenseLight issued and outstanding, all of which are held by the Company. There are no other outstanding securities of DenseLight.
(4)	There is 1 Ordinary Share of BB Photonics UK Ltd. issued and outstanding, held by BB Photonics Inc.
(5)	There are 1,000,000 Preferred Shares and 1,050,100 Common shares of BB Photonics Inc. issued and outstanding, all of which are held by the Company. There are no other outstanding securities of BB Photonics Inc.

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

Not Required.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with the audited consolidated financial statements of the Company and the related notes for the years ended December 31, 2017, 2016 and 2015 and the accompanying notes thereto included elsewhere in this Annual Report. This discussion contains forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those anticipated by forward-looking information due to factors discussed under “ITEM 3.D. Risk Factors” and “ITEM 4.B. Business Overview.”

A. Operating Results

Factors Affecting Our Results of Operations

During the year ended December 31, 2017, the Company generated gross revenues of $2,794,044 and gross profit of $1,451,353 or 52%. All of the Company’s revenue in 2017 was generated from the sale of sensing products through the Company’s subsidiary DenseLight Semiconductor Pte. Ltd. (“DenseLight”). The Company currently operates at a loss. The loss for 2017 before income taxes was $13,095,737.

During 2017, the Company spent $5,442,873 on research and development activities directly related to the development and commercialization of the POET Optical Interposer Platform (POIP) and the development of photonic sensing products. $10,870,741 was spent on selling, marketing and administration expenses which included non-cash operating costs of $5,081,077, of which $2,275,160 related to depreciation and amortization, and $2,805,917 related to the fair value stock-based compensation. The 2017 loss included other income of $1,766,524 of which $1,695,383 related to the recovery of certain qualifying expenses from the Economic Development Board (EDB) in Singapore. The recovery includes both collected recoveries and an amount to be received in 2018. The Company also had deferred income tax recovery of $297,940.

While the Company is generating limited revenues, it is still primarily a research and development company focused on developing a technological process that demands significant investments of cash and other resources. The Company has not earned a profit since its inception. Due to the current stage of the process development, the Company’s most significant expenses are subcontract fees and human resources related, either directly as wages and benefits or through the non-cash valuation of stock options granted to employees as part of their compensation.

Due to technical challenges related to the manufacturability of the monolithic GaAs platform, have delayed POET’s development of a Gallium Arsenide (GaAs)-based optical engine. The additional development time and cost associated with the GaAs platform will require the Company to secure a strategic partner in order to develop and commercialize this platform. The Company’s therefore redistributed resources dedicated to GaAs development to the development of POIP. To that end, the Company achieved certain milestones on its product development road map which includes demonstrating a Narrow Line Width Laser with industry leading performance with tunability for high resolution sensing applications such as gas & chemical sensing, coherent communication, meteorological sensing and atmospheric LIDAR. Additionally, in September of 2017, the Company began sampling Avalanche Photodiodes (APD) and PIN Photodiodes (PIN) for the 10G Datacom and Telecom markets. The Company also sampled its Monitor Photodiode (MPD) arrays for applications in 100G Datacom applications.

Taxation

See ITEM 10.E. “Taxation.”

Critical Accounting Policies and Estimates

The Company prepares its audited consolidated financial statements in accordance with IFRS as issued by the IASB., which differs from U.S. GAAP. The preparation of financial statements in accordance with IFRS requires the use of certain critical accounting assumptions and estimates. These assumptions are limited by the availability of reliable comparable data and the uncertainty of predictions concerning future events. It also requires management to exercise judgment in applying the Company’s accounting policies. The Company believes that the estimates and assumptions upon which it relies are reasonable based upon information available at the time that these estimates and assumptions are made. Actual results could differ from these estimates. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed below.

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

During the year management determined that certain equipment would not be used to generate future cash flows and committed to a plan to dispose of certain equipment. The Company reported nil in impairment loss for the year ended December 31, 2017 (2016 - $63,522, 2015 – nil).

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

Recently Enacted U.S. Federal Tax Legislation

Introduced initially as the Tax Cuts and Jobs Act, the Act to Provide for Reconciliation Pursuant to Titles II and V of the Concurrent Resolution on the Budget for Fiscal Year 2018 (the “Act”) was enacted on December 22, 2017. The Act applies to corporations generally beginning with taxable years starting after December 31, 2017, and reduces the corporate tax rate from a graduated set of rates with a maximum 35% tax rate to a flat 21% tax rate. Additionally, the Act introduces other changes that impact corporations, including a net operating loss (“NOL”) deduction annual limitation, an interest expense deduction annual limitation, elimination of the alternative minimum tax, and immediate expensing of the full cost of qualified property. The Act also introduces an international tax reform that moves the U.S. toward a territorial system, in which income earned in other countries will generally not be subject to U.S. taxation. However, the accumulated foreign earnings of certain foreign corporations will be subject to a one time transition tax, which can be elected to be paid over an eight year tax transition period, using specified percentages, or in one lump sum. NOL and foreign tax credit (“FTC”) carry-forwards can be used to offset the transition tax liability. The Company does not expect that this change will have an impact on the Company as it has not earned taxable income in the past and it has significant NOL carry-forwards.

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

Government grants from the United States are based on the agreed upon milestones of the projects. PIC Grants are offered as a percentage of qualifying expenditures. PIC Grants are paid out in cash. Other income earned on government grants in 2017 was nil (2016 $14,027 and 2015 nil).

Research and Development Credits

The Company is eligible to receive cash credits for certain qualifying research and development expenses based on anticipated spending over a three-year period, with an expectation that the credits will not exceed a certain dollar value over the three year period. The Company has accrued or collected $1,695,383 relating to these research and development credits in 2017 (2016 - nil, 2015 - nil).

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

Short-term investments

The short term investments of nil at December 31, 2017 and $589,275 at December 31, 2016 and nil at December 31, 2015 consisted of guaranteed investment certificates ("GICs") held with one Canadian chartered bank and earn interest at a rate of 0.50%.

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

Selected Annual Data

The selected financial data of the Company for the years ended December 31, 2017, 2016 and 2015 was derived from the audited annual consolidated financial statements of the Company, which have been audited by Marcum LLP, independent registered public accounting firm, as described in their report which is included in this Annual Report.

The information contained in the selected financial data for the 2017, 2016 and 2015 years is qualified in its entirety by reference to the Company’s consolidated financial statements and related notes included under the heading ITEM 17. “Financial Statements” and should be read in conjunction with such financial statements and with the information appearing under the heading ITEM 5 “Operating and Financial Review and Prospects”. Except where otherwise indicated, all amounts are presented in accordance with IFRS as issued by IASB.

The following table relates to the operating results of the Company.

Consolidated Statements of Operations Under International Financial Reporting Standards

(US$)

	Years Ended December 31,

	2017	2016	2015

Revenue	$2,794,044	$1,861,747	$-

Cost of sales (1)	1,342,691	946,001	-

Gross margin	1,451,353	915,746	-

Operating expenses
Selling, marketing and administration(1)	10,870,741	11,421,604	8,614,109
Research and development(1)	5,442,873	3,165,825	3,532,492
Impairment loss	-	63,522	-
Loss on disposal of property and equipment	-	46,738	-
Other income, including interest	(1,766,524)	(66,872)	(76,431)

Operating expenses	14,547,090	14,630,817	12,070,170

Net loss from operations	(13,095,737)	(13,715,071)	(12,070,170)
Change in fair value of contingent consideration	-	(283,130)	-

Net loss before income tax recovery	(13,095,737)	(13,431,941)	(12,070,170)
Income tax recovery	(297,940)	(207,257)	-

Net loss	(12,797,797)	(13,224,684)	(12,070,170)

Deficit, beginning of year	(104,075,356)	(90,850,672)	(78,780,502)
Net loss	(12,797,797)	(13,224,684)	(12,070,170)

Deficit, end of year	$(116,873,153)	$(104,075,356)	$(90,850,672)

Basic and diluted net loss per share	$(0.05)	$(0.06)	$(0.07)

(1) Certain prior period figures have been reclassified to conform with the current period's presentation.

The selected annual information for 2017, 2016 and 2015 can be further analyzed as follows:

Research and development costs can be analysed as follows:

	2017	2016	2015

Wages and benefits(1)	$2,839,088	$1,572,567	$1,241,054
Subcontract fees	1,044,936	1,013,539	1,560,819
Stock-based compensation	369,007	373,196	552,416
Supplies	1,189,842	206,523	178,203

	$5,442,873	$3,165,825	$3,532,492

Selling, marketing and administration costs can be analysed as follows:

Stock-based compensation	$2,805,917	$3,697,068	$4,265,704
Wages and benefits(1)	2,574,978	2,800,878	1,306,051
Depreciation and amortization	2,275,160	1,521,566	319,863
General expenses(1)	1,038,857	1,292,341	1,012,340
Professional fees	624,941	715,716	812,115
Management and consulting fees	229,577	611,861	665,771
Rent and facility costs(1)	1,321,311	782,174	232,265

	$10,870,741	$11,421,604	$8,614,109

(1) Certain prior period figures have been reclassified to conform with the current period's presentation.

Year Ended December 31, 2017 compared to Year Ended December 31, 2016

Net loss before taxes for the twelve-month period ended December 31, 2017 was $13,095,737 compared to net loss before taxes of $13,431,941 for the twelve months ended December 31, 2016. The loss of the year ended December 31, 2017 includes the operations of DenseLight and BB Photonics for the entire year, while the loss for the prior-year reflected the operations of the Company with those subsidiaries for less than the full twelve months (i.e., from May 11, 2016 for DenseLight and June 22, 2016 for BB Photonics).

Sales

During the twelve-month period ended December 31, 2017, the Company reported revenue of $2,794,044 through its DenseLight subsidiary compared to revenue of $1,861,747 for the period reported in 2016. Revenue for the period ended December 31, 2017 was for twelve months, while the revenue in 2016 was only from May 11, 2016.

R&D

Total R&D increased by $2,277,048 from $3,165,825 in 2016 to $5,442,873 in 2017. For the purposes of the following R&D analysis, non-cash stock-based compensation of $369,007 (2016 - $373,196) has been excluded and is included with the analysis of non-cash stock-based compensation below.

R&D increased by 82% or $2,281,237 to $5,073,866 in 2017 from $2,792,629 in 2016. R&D costs in 2016 included the activities of POET for the full twelve-month period and R&D of DenseLight and BB Photonics only from May 11, 2016 and June 22, 2016, respectively. The first twelve months of 2017 include R&D costs for the GaAs platform and the programs in InP integrated dielectrics and wafer-level packaging all associated with the Company’s efforts to expand its product portfolio in datacom and sensing. In addition to 2016 costs only being costs of a partial year, increased HR and related costs also contributed to the increase over the prior year.

General expenses

General expenses and rent increased by 14% or $285,653 to $2,360,168 in 2017 from $2,074,515 in 2016. This increase was also a result of shortened activity during the prior-year related to the dates of acquisition of DenseLight and BB Photonics (i.e., May 11, 2016 and June 22, 2016, respectively).

Stock-based compensation

Non-cash stock-based compensation decreased by 22% or $895,340 to $3,174,924 in 2017 from $4,070,264 in 2016. Departing employees and consultants who had unvested stock options contributed to the substantial reduction in 2017, as their unvested options were returned to the Company. The valuation of stock options is driven by a number of factors including the number of options granted, the strike price and the volatility of the Company’s stock. The stock option expense is dependent on the timing of the stock option grant and the amortization of the options as they vest. The stock options vest in accordance with the policies determined by the Board of Directors at the time of the grant consistent with the provisions of the Stock Option Plan, as amended (the “Plan”).

Management and consulting fees

Management and consulting fees decreased by 62% or $382,284 from 2016. The expense in 2017 was $229,577 as compared to $611,861 in 2016. The resignation of Mr. Manocha from the position of Executive Chairman of the Board in February 2017 contributed to the decrease. This reduction in management and consulting fees was partially offset by an increase in wages and benefits for the compensation paid to Mr. Lazovsky who replaced Mr. Manocha as the Executive Chairman of the Board. Mr. Lazovsky is paid $200,000 annually in his capacity as Executive Chairman as compared to $500,000 that previously paid to Mr. Manocha

Wages and benefits

Wages and benefits decreased by 8% or $225,900 to $2,574,978 in 2017 compared to $2,800,878 in the prior-year. Three principal factors contributed to the decrease: (1) 2016 wages included an accrued bonus of $550,000 to the CEO and former COO, which was deferred and eventually paid in 2017; (2) 2016 wages also included wages paid to the former Executive Co-Chairman of the Board of $136,655; and (3) 2016 wages included twelve months of wages for the former COO, Dr. Deshmukh who resigned in Q1 2017. These decreases were offset by: (1) the inclusion of the compensation of the new Executive Chairman of the Board; and (2) wages of DenseLight and BB Photonics for the entire 2017 as compared to only the period from May 11, 2016 and June 22, 2016 respectively.

Depreciation and amortization

Depreciation and amortization increased by 50% or $753,594 to $2,275,160 in 2017 from $1,521,566 in the prior-year. The increase was a result of depreciation and amortization related to the property and equipment, patents and licenses, and intangible assets acquired during and after the acquisition of DenseLight and BB Photonics in 2016. The Company acquired $11,118,460 of property and equipment, patents and licenses and intangible assets since May 2016.

Other Income

Other income in 2017 was $1,766,524 as compared to $66,872 in 2016. The Company is entitled to a recovery of certain qualifying expenses from the Economic Development Board (EDB) in Singapore. The increase is a result of both collected recoveries and an amount accrued to be received in 2018.

Exchange Rate Risk

The Company is exposed to foreign currency risk with the Canadian dollar and Singapore dollar due to cash reserves and other current assets and liabilities that are maintained in those currencies, all of which are exposed to currency fluctuations. Most of the Company’s operations are transacted in US dollars and Singapore Dollars. A 10% change in the Canadian dollar and Singapore dollar would increase or decrease other comprehensive loss by $260,175.

Interest Rate Risk

Cash equivalents bear interest at fixed rates, and as such, are subject to interest rate risk resulting from changes in fair value from market fluctuations in interest rates. The Company does not depend on interest from its investments to fund its operations.

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

The Company's accounts receivable ageing at December 31 was as follows:

	2017	2016

Current	$330,731	$125,610
31 - 60 days	56,094	16,346
61 - 90 days	-	75,816
> 90 days	107,100	75,077
	$493,925	$292,849

Year Ended December 31, 2016 compared to Year Ended December 31, 2015

The loss before taxes increased from $12,070,170 for the year ended December 31, 2015 to $13,431,941 for the year ended December 31, 2016, an increase of $1,361,771. The 2016 loss includes $3,182,562 loss from DenseLight and $181,782 loss from BB Photonics. Significant changes period over period were as follows:

Sales

The Company reported sales of $1,861,747 during 2016, wholly attributable to the newly acquired DenseLight subsidiary. No sales were reported in the 2015. Gross margin during the period was 49%. Due to the accounting rules relating to acquisitions, gross margin is lower than what would have been reported without related adjustments required under the rules. Finished goods inventory is carried at fair value on the date of acquisition, finished goods inventory was written up by $84,654, this resulted in increased cost of sales and lower gross margin on inventory sold from the acquisition date to the period end. Adjusted gross margin for the period was 54%. Adjusted gross margin normalizes gross margin by reversing the impact of the fair value inventory adjustment.

Research and Development

Total R&D decreased by $366,667 from $3,532,492 in 2015 to $3,165,825 in 2016. For the purposes of the following R&D analysis, non-cash stock-based compensation of $373,196 (2015 - $552,416) has been excluded and is included with the analysis of non-cash stock-based compensation below.

R&D expense during 2016 decreased by $187,447 or 6% from 2015. R&D expense was $2,980,076 in 2015 and $2,792,629 in 2016. While the Company added $951,815 in R&D from both DenseLight and BB Photonics, cost reductions from synergies achieved through the integration of R&D programs of the entire Company along with outsourcing resulted in the cumulative R&D savings in 2016.

Wages and Benefits

Wages and benefits had the most significant increase from the 2015 to 2016. The expense increased by $1,494,827 or 114% from $1,306,051 in 2015 to $2,800,878 in 2016. The drivers behind this increase were; inclusion of wages and benefits of DenseLight from May 12, 2016 to December 31, 2016 of $800,921 with no comparable DenseLight salaries expensed in 2015, and accrued but unpaid retention bonus to CEO included in the original employment agreement due and payable in mid-June 2016, the one year anniversary of the commencement of respective employment. The total bonus payable of $450,000 was voluntarily deferred by the CEO until 2017. In order to manage cash flow, head office based management agreed to a temporary, non-recoverable 10-20% reduction in compensation that took effect on October 1, 2016.

General Expenses and Rent

General expenses and rent increased by $829,910 or 67% from $1,244,605 in 2015 to $2,074,515 in 2016. During 2016, the Company acquired DenseLight and BB Photonics. The Company incurred acquisition costs related to the acquisition that included extra travel, freight to ship equipment to Singapore and regulatory transaction costs. Additionally, the 2016 expense includes $1,129,529 of general expenses of DenseLight from May 12, 2016 to December 31, 2016. These increases in 2016 were offset by higher than normal 2015 expenses related to investor relations and promotion.

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

B. Liquidity and Capital Resources

The Company had working capital of $7,140,119 on December 31, 2017 as compared to $15,509,859 on December 31, 2016.

The Company’s balance sheet as of December 31, 2017 reflects assets with a book value of $25,205,772, compared to $35,505,597 as of December 31, 2016. Thirty-two (32%) of the book value, or $7,950,712, was in current assets consisting primarily of cash and short-term investments, compared to 48%, or $17,134,203 as of December 31, 2016.

The Company is in a position to cover its liabilities as they come due, however, due to the continuation of losses, the Company will need to seek debt or equity financing to fund its operations. Consistent with its need for additional financing, on March 21, 2018, the Company completed a public offering of 25,090,700 units at a price of $0.425 (CAD$0.55) per unit for gross proceeds of $10,663,548 (CAD$13,799,885). Additionally, subsequent to December 31, 2017 through April 23, 2018, the Company raised $1,131,921 from the exercise of warrants and stock options. Refer to Subsequent Events for further details.

Operating Activities

Due to the high cost and relatively long development cycles related to GaAs platform, the Company determined that it should not proceed with the GaAs development program without a strategic partner and the funding such a partner would provide. Instead, the Company focused on the nearer-term, higher return on investment opportunities by addressing the larger, high-growth markets afforded to it with the InP-based hybrid technology, while at the same time seeking a partner for the continued development and commercialization of our unique GaAs platform.

Consistent with the new focus on InP-based hybrid technology, the Company committed to introducing at least two new products for 2017. In line with this commitment, on July 17, 2017 the Company announced that its Narrow Linewidth Laser products have demonstrated industry-leading performance with "super-wide" tunability for high resolution sensing applications, such as gas & chemical sensing, coherent communication, meteorological sensing and atmospheric LIDAR; additional developments, including the incorporation of dielectric waveguides and wafer-level packaging is expected to accelerate growth in the sensing product line in 2018 and beyond. The Corporation also announced that technical challenges related to the manufacturability of the monolithic GaAs platform, have delayed POET’s development of a Gallium Arsenide (GaAs)-based optical engine.

On September 6, 2017, the Company began sampling Avalanche Photodiodes (APD) and PIN Photodiodes (PIN) for the 10G Datacom and Telecom markets. Additionally, it began sampling its Monitor Photodiode (MPD) arrays for applications in 100G Datacom applications.

In September, the Company also introduced a suite of specialized external cavity narrow linewidth (NLW) laser products. The NLW lasers are assembled in integrated laser modules (ILM) and provide feature rich extensions to the existing BF series ILMs. The new family will feature laser sources with lower Relative Intensity Noise (RIN) relative to current offerings and at the low-end include a standard CW capable light source (BF9C). A higher-end module added power tuning capability, lower RIN and improved temperature range (BF15); the flagship product offers highly integrated BF18 with even lower RIN and "super wide" tunability. These new product introductions primarily target a wide range of communication and sensing applications, including coherent communication, laser interferometry, LIDAR wind detection, long distance fiber, fiber array sensing and acoustic sensing.

The Company’s board of directors approved the 2018 budget which continues to see commitments made to expanding and developing the product portfolio of DenseLight and growing its revenues. The Company’s R&D efforts in 2017 resulted in the introduction of the Company’s Optical Interposer Platform, which facilitates the co-packaging of electronics and optics in a single Multi-Chip Module (MCM). Based on the Company’s Dielectric Waveguide technology, the Optical Interposer provides the ability to run electrical and optical interconnections side-by-side on the same interposer chip at a micrometer scale. The Optical Interposer represents an integral part of the Company’s hybrid integrated optical engines and leverages the manufacturing processes and unique capabilities of the dielectric waveguides.

For 2018 the Company expects to address the short-term and long-term growth plans of the Company including, but not limited to the following:

•   Introduce the Optical Interposer concept to suppliers of transceivers and data center operators and form commercial partnerships for product development. Because of the magnitude of the cost savings that may be derived from the use of POET’s optical engines for transceiver applications, we expect to generate significant interest among both the suppliers of transceiver modules and their ultimate customers, the data center operators. In addition, the POET Optical Interposer provides a straightforward and cost-effective path to higher speed transceivers, including up to 400G and higher, thus providing a single platform that can span several device generations. We anticipate that several companies will be interested in pursuing commercial partnerships with POET in order to qualify and design-in our optical engines.

•   Promote the POET Optical Interposer as a true platform technology across several photonic applications and markets. The POET Optical Interposer is designed to be a flexible platform for the combination or integration of various photonic and electronic components. The anticipated low cost makes it suitable for applications like automotive LIDAR. The compatibility of the Optical Interposer manufacturing process with standard silicon CMOS processing opens up a wide variety of other applications where high-speed data communications is needed, such as integration with ASICs, graphics generators and high-speed switches.

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

Financing Activities

On March 21, 2018, the Company completed a brokered “bought deal” public offering of 25,090,700 units at a price of $0.425 (CAD$0.55) per unit for gross proceeds of $10,663,548 (CAD$13,799,885). Each unit consists of one common share and one-half common share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at a price of $0.58 (CAD$0.75) per share until March 21, 2020. The broker was paid a cash commission of $639,813 (6%) of the gross proceeds and received 1,505,442 compensation options. Each compensation option is exercisable into one compensation unit of the company at a price of $0.425 (CAD$0.55) per compensation option until March 21, 2020 with each compensation unit comprising one common share and one-half compensation share purchase warrant. Each compensation share purchase warrant entitles the broker to purchase one common share of the Company at a price of $0.425 (CAD$0.55) per share until March 21, 2020.

Subsequent to December 31, 2017 through April 23, 2018, the Company also raised $1,131,921 from the exercise of warrants and stock options.

Since the financing in March 2018, the Company has not initiated additional equity or debt financing, however, as the need arises, the Company’s preference is to seek additional funding, primarily by way of equity offerings, to carry out its business plan and to minimize risks of its operations. The market for equity financing for companies such as us is challenging and there can be no assurance that additional funding by way of equity financing will be available, or if available, on terms acceptable to the Company. The failure of the Company to obtain additional funding on a timely basis may result in the Company reducing or delaying one or more of its planned research, development and marketing programs and reducing related personnel, any of which could impair the current and future value of the business. Any additional equity financing, if secured, may result in dilution to the existing shareholders at the time of such financing. The Company may also seek additional funding from other sources, such, technology licensing, and strategic alliances, which, if obtained, may reduce the Company’s interest in its projects or products. There can be no assurance, however, that any alternative sources of funding will be available.

Capital Expenditures

The Company has an approved capital budget of $4,206,000 for the 2018 fiscal year related to research and development equipment, manufacturing equipment and patent registration. In 2017, $1,030,340 was spent in cash on acquiring development and manufacturing equipment and new patents. $1,281,170 and $374,200 were spent on similar capital expenditures in 2016 and 2015, respectively.

C. Research and Development

The Company is pursuing the development of an InP-based 100G optical engine using a hybrid approach to integration. At the core of this development are the active laser components supplied by DenseLight and the novel passive components based on BB Photonics technology. BB Photonics has designed a multi-layer, athermal waveguide and a spot size converter that are incorporated directly into the InP epitaxial stack. Our objective is to place several integrated and discrete components on a silicon optical bench that does not require active optical alignment, which would substantially reduce the cost of the device by eliminating the need for lenses and mirrors. We intend to offer both components to transceiver makers, as well as to develop our own 100G, scalable transceiver optical engine. Utilizing this approach, the Company has launched the POET Optical Interposer Platform (POIP) which facilitates the co-packaging of electronic and optics in a single multi-chip module. POIP will provide the ability to run electrical and optical interconnections side-by-side on the same interposer chip at a micrometer scale.

Internally generated research costs, including the costs of developing intellectual property and maintaining patents are expensed as incurred. Internal development costs are expensed as incurred unless such costs meet the criteria for deferral and amortization under IFRS, which to date has not occurred.

We incurred $5,442,873, $3,165,825 and $3,532,492 of research and development expenses in 2017, 2016 and 2015 respectively which includes non-cash stock-based compensation of $369,007, $373,196 and $552,416 respectively. Other expenses related to research and development expenditures in the semiconductor business include costs associated with salaries, material costs, license fees, consulting services and third-party contract manufacturing. The expenses in all years presented can be analyzed as follows:

	2017	2016	2015

Wages and benefits(1)	$2,839,088	$1,572,567	$1,241,054
Subcontract fees	1,044,936	1,013,539	1,560,819
Stock-based compensation	369,007	373,196	552,416
Supplies	1,189,842	206,523	178,203

	$5,442,873	$3,165,825	$3,532,492

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

F. Tabular Disclosures of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2017:

	Payments due by period (US$)
Contractual Obligations	Total	<1 year	1-3 years	3-5 years	>5 years
Operating Lease Obligations	$491,468	$411,349	80,119	$-	$-

G. Safe Harbor

See “Forward Looking Statements” on page 1 of this Annual Report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our Directors and Officers for the most recent financial year.

Name	Positions	Age	Date First Elected or Appointed a Director or Officer
Jean-Louis Malinge	Director	64	September 5, 2017
Ajit Manocha (3)(4)	Former Chairman and Director	66	July 7, 2014
Dr. Suresh Venkatesan	Chief Executive Officer and Director	51	June 11, 2015
Dr. Subhash Deshmukh(4)	Chief Operating Officer	56	June 8, 2015
Kevin Barnes	Corporate controller and treasurer	46	December 1, 2012
Thomas R. Mika	Chief Financial Officer	66	November 2, 2016
Don Listwin	Director	59	January 22, 2018
John F. O’Donnell(2)(3)	Corporate Governance and Nominating Committee Chair and Director	71	February 14, 2012
Chris Tsiofas (1)(2)(3)	Audit and Compensation Committee Chair and Director	50	August 21, 2012
Todd A. DeBonis (2)	Director	53	April 8, 2015
David E. Lazovsky	Chairman and Director	46	April 8, 2015
Mohandas Warrior (1)	Director	57	June 15, 2015
Rajan Rajgopal	President – DenseLight Semiconductor Pte. Ltd.	54	January 23, 2017

________________________

(1)	Member of Audit Committee
(2)	Member of Compensation Committee
(3)	Member of Corporate Governance and Nominating Committee
(4)	Resigned in 2017

Mr. Ajit Manocha has over 35 years of experience in the semiconductor industry with deep knowledge of semiconductor technology and operations. Mr. Manocha resigned as the Chairman of the Board on February 1, 2017 and resigned as a director of the Company on September 5, 2017. He continues to serve as a consultant to the Company.

Dr. Deshmukh was VP Emerging Technologies and Products at Applied Materials Inc. He was also VP and General Manager of the Plasma products Business Unit as well as VP Business Development for Varian Semiconductor Equipment Associates Inc. Dr. Deshmukh holds a PhD in Chemical Sciences and has authored or co-authored over 55 technical articles. Dr. Deshmukh has been granted over 27 patents and has several patents pending. Mr. Deshmukh resigned from the Company on January 13, 2017.

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

Mr. Thomas Mika as EVP & CFO. Prior to joining POET, Mika served for one year as the Executive Chairman of Rennova Health, Inc., following its merger in 2016 with CollabRx, Inc., the successor company to Tegal Corporation, a semiconductor capital equipment company (NASDAQ: TGAL). Following its spin-out from Motorola, Mika served on the Board of Directors of Tegal from 1992 to 2002 and became Tegal’s CFO in 2002. From 2005-2012, he was Tegal’s Chairman, President and CEO, and continued in those positions following the acquisition of CollabRx, which he later merged into Rennova Health. In 1980, Mika co-founded IMTEC, a boutique M&A, investment and consulting firm, serving clients in the U.S., Europe and Japan over a period of 20 years, taking on the role of CEO in several ventures. Earlier in his career, Mika was a managing consultant with Cresap, McCormick & Paget and a policy analyst for the National Science Foundation. He holds a Bachelor of Science in Microbiology from the University of Illinois at Urbana-Champaign and a Master of Business Administration from the Harvard Graduate School of Business.

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

Mr. John F. O’Donnell has a BA (Economics) and an LLB, has practiced law in the City of Toronto since 1973 and has been on the Board of Directors of the Company since February of 2012. He is currently counsel to Stikeman Keeley Spiegel LLP. His practice is primarily in the field of corporate and securities law and, as such, he is and has been counsel to several publicly traded companies. Mr. O’Donnell is currently also Chairman of the Board of Peloton Mining Corporation. (PM: CSE).

Mr. Chris Tsiofas, CA, CPA, earned a Bachelor’s of Commerce Degree from the University of Toronto and is a member of the Chartered Professional Accountants of Canada and the Canadian Tax Foundation. He has been on the Board of Directors since August of 2012. He is a partner with the Toronto Chartered Professional Accountancy firm of Myers Tsiofas Norheim  LLP.

Todd A. DeBonis is a veteran semiconductor executive with over 27 years of expertise in sales, marketing and corporate development. For the last decade Mr. DeBonis was the Vice President of Global Sales and Strategic Development at TriQuint Semiconductor. Mr. DeBonis played an integral part in the recent merger of TriQuint with RFMD and subsequent creation of Qorvo, Inc. Mr. DeBonis previously held the position of Vice President, Worldwide Sales and Marketing at Centillium Communications. Mr. DeBonis also served as the Vice President, Worldwide Sales for Ishoni Networks and Vice President, Sales & Marketing for the Communications Division of Infineon Technologies North America. Mr. DeBonis has a B.S. degree in Electrical Engineering from the University of Nevada. Mr. DeBonis resigned from the board of director on January 22, 2018.

David E. Lazovsky is the founder of Intermolecular and served as that company’s President and Chief Executive Officer and as a member of the board of directors from September 2004 to October 2014. Mr. Lazovsky has an in-depth knowledge of the semiconductor industry, technology and markets. Prior to founding Intermolecular, Mr. Lazovsky held several senior management positions at Applied Materials (NASDAQ: AMAT). From 1996 through August 2004, Mr. Lazovsky held management positions in the Metal Deposition and Thin Films Product Business Group where he was responsible for managing more than $1 billion in Applied Materials’ semiconductor manufacturing equipment business.. Mr. Lazovsky holds a B.S. in mechanical engineering from Ohio University and, as of March 31, 2014, held 41 pending or issued U.S. patents. Mr. Lazovsky was appointed as the Chairman of the Board on February 1, 2017.

Mr. Mohan Warrior was president and chief executive officer (CEO) of Alfalight Inc. (“Alfalight”) from February 2004 to Sep 2016. Alfalight is a GaAs based high power diode laser manufacturing company with headquarters in Madison, Wisconsin. Alfalight serves military, telecom and industrial customers. Mr. Warrior established Alfalight as a leading provider of high-powered laser diode solutions in both commercial and defense segments. Alfalight was sold to Gooch and Housego in 2016. Prior to joining Alfalight, Mr. Warrior's career included 15 years at Motorola Semiconductors (now Freescale) where he led the test and assembly operations, a group of 3500 employees, in the US, Scotland and Korea. Mr Warrior earned his Bachelor’s degree in Chemical Engineering from Indian Institute of Technology, Delhi, a Master’s degree in Chemical Engineering from Syracuse University, New York and an MBA from the Kellogg School of Management at Northwestern University.

Mr. Jean-Louis Malinge serves as partner with ARCH Venture Partners, an early-stage venture capital firm with nearly $2 billion under management. Additionally, he also serves as a managing director for YADAIS, a leading consulting firm in the photonics and telecommunications industries, and is a board member of EGIDE SA and CAILabs. EGIDE SA designs, manufactures and sells hermetic packages for the protection and interconnection of several types of electronic and photonic chips and CAIlabs is a venture-backed French innovative start-up founded in 2013 which has developed a unique spatial multiplexing platform. From 2004 to 2013 Jean-Louis was President and CEO of Kotura, a Silicon Photonics pioneer which was acquired in 2013 by Mellanox Technologies. Prior to Kotura Mr. Malinge was an executive with Corning Inc for 15 years. Jean-Louis hold an Executive M.B.A. from MIT Sloan School in Boston, Massachusetts.  He also holds an engineering degree from the Institut National des Sciences Appliquées in Rennes, France.

Mr. Don Listwin has over 30 years of technology investing and management experience, highlighted by a decade at Cisco Systems, where he served as executive vice president. During his tenure at Cisco, he built several multi-billion-dollar lines of business, including the company's Service Provider line of business that underpins much of today's global Internet infrastructure. More recently, Listwin served as chief executive officer of both Sana Security and Openwave Systems. In addition, Listwin founded and holds the role of chief executive officer of the Canary Foundation, a non-profit research organization focused on the early detection of cancer. He also serves as a director on the boards of AwareX, Calix, D-wave, iSchemaView, Robin Systems and Teradici. Previously, he also served on the boards or was an advisor to JDS Uniphase, PLUMgrid, Redback Networks, E-TEK Dynamics, the Cellular Telecommunications & Internet Association (CTIA) and the Business Development Bank of Canada (BDC).

Mr. Rajan Rajgopal is a seasoned semiconductor executive with senior previous roles at top multi-national leaders such as Micron, GLOBALFOUNDRIES and Texas Instruments. He holds an MSEE degree from the University of Maine and a BSEE degree from the University of Texas at Austin.

The Directors, unless otherwise noted above have served in their respective capacities since their election and/or appointment, and will serve until the next Company’s annual general meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles of Continuance.

The Board has adopted a written Code of Business Conduct and Ethics to promote a culture of ethical business conduct and relies upon the selection of persons as directors, senior management and employees who they consider to meet the highest ethical standards. The Company’s Code of Business Ethics can be found on the Company’s web site at: www.poet-technologies.com.

There are no family relationships between any of our Directors or senior management. There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a Director or member of senior management.

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

Term of the Awards. The term of each option grant shall be stated in the option agreement, provided that the term shall not exceed 10 years from the date of the grant. Prior to May 21, 2009, the term was limited to 5 years. At the meeting of the Board of Directors held on February 25, 2016, based on the report of Compensia, it was determined that in the future, stock options should generally have a term of 10 years

Vesting Schedule. In general, options granted under the Plan vest 25% immediately and 25% every six months from the date of issue, until fully vested. The directors may, at their discretion, specify a different vesting period, provided that options granted to consultants performing “Investor Relations Activities” must vest in stages over 12 months with no more than 25% of the options vesting in any three month period. Prior to May 21, 2009, vesting was mandatory for all option grants. At the meeting of the Board of Directors held on February 25, 2016, based on the report of Compensia, it was determined that in the future, stock options should vest 25% at the end of one year from the date of issue with the remaining 75% vesting equally on a quarterly basis over the remaining 3 years for a total vesting period of 4 years. At a meeting of the Board of Directors held on March 30, 2017, the board approved a revised one-year vesting schedule for options granted for service on the board to conform to the term for which a director is elected. Such options will vest 25% at the end of each quarter served in office.

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

Officer Compensation

Total cash compensation accrued and/or paid (directly and/or indirectly) (refer to ITEM 7. “Major Shareholders and Related Party Transactions” for information regarding indirect payments) to all of our Officers during fiscal year 2017 was $1,302,643.

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

In addition to his or her fixed base salary, each officer may be eligible to receive variable pay compensation or bonus meant to motivate him or her to achieve short-term goals. Currently, the Company does not have in place established procedures for determining variable pay compensation. Stock options are a very important element of the variable pay compensation and do not require cash disbursement from the Company. Stock options are also generally awarded to officers and consultants at the time of hire and are used as a recruitment tool to attract highly qualified and experienced executives and consultants to the Company. Stock options are also granted at other times during the year. As the Company is still continuing to develop its POET technology, it must conserve its limited financial resources and control costs to ensure that funds are available when needed to complete its scheduled developments. As a result, the Compensation Committee generally considers not only the financial situation of the Company at the time of the determination of the compensation, but also the estimated financial situation in the mid- and long-term. Also the granting of stock options aligns officers’ rewards with an increase in shareholder value over the long term. The use of stock options encourages and rewards performance by aligning an increase in each officer’s compensation with increases in the Company’s performance and in the value of the shareholders’ investments.

The following table sets forth all annual and long-term compensation for services in all capacities to the Company for fiscal year 2017 of the Company.

				Options-Based		Non-Equity Incentive Plan
				Awards(1)(2)		Compensation
Name and Principal Position	Fiscal Year	Salary (2) (US$)	Share- Based Awards (1)(2) (US$)	No. of Options	(US$)(1)(2)	Annual Incentive Plans	Long-term Incentive Plans	Pension Value (US$)	All Other Comp. (US$)	Total Comp. (US$)
David Lazovsky Executive Chairman	2017	183,333	—	3,000,000	760,847	—	—	—	—	944,180
Ajit Manocha Executive Chairman	2017	35,417	—	562,500	111,902	—	—	—	—	147,319
Dr. Suresh Venkatesan Chief Executive Officer	2017	440,000	—	3,000,000	596,813	—	—	—	—	1,036,813
Dr. Subhash Deshmukh Chief Operating Officer	2017	27,384	—	—	—	—	—	—	—	27,384
Kevin Barnes Treasurer and Controller	2017	146,509	—	250,000	49,734	—	—	—	—	196,243
Thomas Mika Chief Financial Officer	2017	250,000	—	1,500,000	320,430	—	—	—	—	570,430
Rajan Rajgopal President of DenseLight	2017	220,000	—	1,000,000	214,967	—	—	—	—	434,967

______________________

(1)	The Company used the Black-Scholes model as the methodology to calculate the grant date fair value. The fair value will be recorded as an operating expense as the options vest based on the stock options vesting schedule from the date of grant.
(2)	The exchange rate used in these calculations to convert CAD to USD is based on the exchange rate applicable at the date of grant.

The following table sets forth information concerning all awards outstanding under a stock option plan to each of the current officers, as of December 31, 2017:

	Option-Based Awards				Share-Based Awards
Name	No. of Shares Underlying Unexercised Options (#)	Option Exercise Price (CA$/share)	Option Expiration Date	Value of Unexercised In-The Money Options (1) (US$)	Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Share- Based Awards That Have Not Vested (US$)
David Lazovsky	25,000	1.54	June 12, 2020	-	N/A	N/A
	250,000	1.99	April 08, 2020	-	N/A	N/A
	150,000	0.86	July 07, 2026	-	N/A	N/A
	3,000,000	0.39	Feb 1, 2027	-	N/A	N/A
Ajit Manocha	2,000,000	1.75	July 03, 2019	-	N/A	N/A
	100,000	1.24	Aug. 12, 2019	-	N/A	N/A
	200,000	1.54	Jun. 12, 2020	-	N/A	N/A
	200,000	0.86	July 7, 2026	-	N/A	N/A
	562,500	0.28	July 13, 2027	-	N/A	N/A
Kevin Barnes	25,000	0.23	Feb. 16, 2022	-	N/A	N/A
	100,000	0.44	Nov. 14, 2018	-	N/A	N/A
	100,000	0.49	Aug. 13, 2018	-	N/A	N/A
	25,000	0.51	Sep. 28, 2021	-	N/A	N/A
	50,000	0.76	Feb. 28, 2021	-	N/A	N/A
	50,000	1.24	Aug. 12, 2019	-	N/A	N/A
	50,000	1.54	June 12, 2020	-	N/A	N/A
	25,000	1.08	Aug. 13, 2020	-	N/A	N/A
	100,000	0.86	July 7, 2026	-	N/A	N/A
	250,000	0.28	July 31, 2027	-	N/A	N/A
Thomas Mika	1,000,000	0.62	Nov 2, 2026	-	N/A	N/A
	500,000	0.385	Jan 16, 2027	-	N/A	N/A
	1,000,000	0.28	July 13, 2027	-	N/A	N/A
Dr. Suresh Venkatesan	6,357,000	1.40	June 15, 2020	-	N/A	N/A
	300,000	0.86	July 7,2026	-	N/A	N/A
	3,000,000	0.28	July 13, 2027	-	N/A	N/A
Dr. Subhash Deshmukh	666,666	1.62	Jun 30, 2018	-	N/A	N/A
	78,125	0.96	Jun 30, 2018	-	N/A	N/A
Rajan Rajgopal	500,000	0.36	Jan 23,2027	-	N/A	N/A
	500,000	0.28	Jul 13, 2027	-	N/A	N/A

______________________

(1)	This amount is calculated based on the difference between the market value of the shares underlying the options as of December 31, 2017, being CAD $0.21 (US$0.17), and the exercise or base price of the option. The exchange rate used in these calculations to convert CAD to USD was 0.7953, being the closing price at December 31, 2017.

The value vested or earned during fiscal year 2017 of incentive plan awards granted to NEOs are as follows:

NEO Name	Option-Based Awards – Value Vested During the Year (1) (US$)	Share-Based Awards – Value Vested During the Year (US$)	Non-Equity Incentive Plan Compensation – Value Earned During the Year (US$)

Ajit Manocha	-	N/A	N/A
Kevin Barnes	-	N/A	N/A
Suresh Venkatesan	-	N/A	N/A
Subhash Deshmukh	-	N/A	N/A
Rajan Rajgopal	-	N/A	N/A
David Lazovsky	-	N/A	N/A

______________________

(1)	This amount is the dollar value that would have been realized and is computed by obtaining the difference between the market price of the underlying securities on the vesting date and the exercise or base price of the options under the option-based award. For the named executive officers’ to realize this value, they would have had to exercise their options and sell the shares on the day of vesting. The exchange rates used in these calculations to convert CAD to USD were the rates applicable on the vesting dates.

Director Compensation

The following table details compensation paid/accrued for fiscal year 2017 for each director who is not also an officer.

				Options-Based		Non-Equity Incentive Plan
			Share-	Awards(1)(2)		Compensation			All
Name and Principal Position	Fiscal Year (6)	Salary (2) (US$)	Based Awards (1) (US$)	No. of Shares	(US$)	Annual Incentive Plans	Long-term Incentive Plans	Pension Value (US$)	Other Comp. (US$)	Total Comp. (US$)
John F. O’Donnell(3)	2017	46,435	—	625,000	124,336	—	—	—	—	170,771
Todd. A. DeBonis	2017	35,750	—	562,500	111,902	—	—	—	—	147,652
David E. Lazovsky(4)	2017	5,667	—	—	—	—	—	—	—	5,667
Chris Tsiofas	2017	56,570	—	687,500	136,770	—	—	—	—	193,340
Mohan Warrior	2017	35,750	—	562,500	111,902	—	—	—	—	147,652
Ajit Manocha (4)	2017	20,083	—	—	—	—	—	—	—	20,083
Jean-Louie Malinge	2017	10,000	—	525,500	115,099	—	—	—	—	125,099

From January 1, 2017 to March 31, 2017, the outside, or non-management, directors were paid an annual fee of $32,000 for acting as a director, plus $1,500 per board meeting attended and $750 per committee meeting - paid quarterly. Committee Chairs were entitled to receive an additional $8,000 annually. Mr. O’Donnell serves as Chair of the Corporate Governance and Nominating Committee and Mr. Tsiofas serve as Chair of the Audit and Compensation Committees.

Effective April 1, 2017, non-executive directors are paid $120,000 annually, consisting of a cash retainer of $30,000, plus stock options equal to $90,000 (based on a Black-Scholes valuation). No additional fees are paid for attending board or committee meetings. An additional $10,000 in cash and $10,000 in value of options are granted to each standing committee chair. The options vest quarterly over the one-year term of service as directors. The 2017 director compensation reflects the compensation arrangement from January to March 2017 and the new arrangement that became effective April 1, 2017.

______________________

(1)	The Company used the Black-Scholes model as the methodology to calculate the grant date fair value. The fair value will be recorded as an operating expense as the stock options vest from the date of grant.
(2)	The exchange rate used in these calculations to convert CAD to USD was the rate of exchange applicable on the date of grant.
(3)	The firm of Stikeman Keeley Spiegel LLP, of which Mr. O’Donnell is counsel, billed the sum of $115,660 for legal fees and disbursements incurred in 2017.
(4)	Option based awards and the related value are included in the officer compensation section

The following table sets forth information concerning all awards outstanding under the stock option plans to each of the current Directors who are not also named executive officers as of December 31, 2017:

	Option-Based Awards				Share-Based Awards
Name	No. of Shares Underlying Unexercised Options (#)	Option Exercise Price (CA$/share)	Option Expiration Date	Value of Unexercised In- The Money Options (1) (US$)	Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Share- Based Awards That Have Not Vested (US$)
John F. O’Donnell	150,000	0.23	16-Feb-22	-	N/A	N/A
	12,500	0.345	19-Aug-20	-	N/A	N/A
	625,000	0.28	13-Jul-27	-	N/A	N/A
	300,000	0.49	13-Aug-18	-	N/A	N/A
	300,000	1.24	12-Aug-19	-	N/A	N/A
	100,000	1.54	12-Jun-20	-	N/A	N/A
	150,000	0.86	07-Jul-26	-	N/A	N/A
Chris Tsiofas	687,500	0.28	13-Jul-27	-	N/A	N/A
	300,000	0.49	13-Aug-18	-	N/A	N/A
	300,000	1.24	12-Aug-19	-	N/A	N/A
	300,000	1.54	12-Jun-20	-	N/A	N/A
	150,000	0.86	07-Jul-26	-	N/A	N/A
Todd A. DeBonis	275,000	1.54	12-Jun-20	-	N/A	N/A
	250,000	1.99	08-Apr-20	-	N/A	N/A
	150,000	0.86	07-Jul-26	-	N/A	N/A
	562,500	0.28	13-Jul-27	-	N/A	N/A
Jean-Louis Malinge	525,000	0.30	05-Sep-27	-	N/A	N/A
Mohan Warrior	562,500	0.28	13-Jul-27	-	N/A	N/A
	250,000	1.54	12-Jun-20	-	N/A	N/A
	150,000	0.86	07-Jul-26	-	N/A	N/A

______________________

(1)	This amount is calculated based on the difference between the market value of the shares underlying the options as of December 31, 2017, being CAD $0.21 (US$0.17), and the exercise or base price of the option. The exchange rate used in these calculations to convert CAD to USD was 0.7953, being the closing price at December 31, 2017.

The value vested or earned during fiscal year 2017 of incentive plan awards granted to Directors who are not also named executive officers are as follows:

Director Name	Option-Based Awards – Value Vested During the Year (1) (US$)	Share-Based Awards – Value Vested During the Year (US$)	Non-Equity Incentive Plan Compensation – Value Earned During the Year (US$)

Todd A. DeBonis	-	N/A	N/A
John F. O’Donnell	-	N/A	N/A
Jean-Louis Malinge	-	N/A	N/A
Chris Tsiofas	-	N/A	N/A
Mohan Warrior	-	N/A	N/A

______________________

(1)	This amount is the dollar value that would have been realized and is computed by obtaining the difference between the market price of the underlying securities on the vesting date and the exercise or base price of the options under the option- based award.

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

Written Management Agreements

The Company and/or its subsidiaries have employment contracts with the following current and former Officers as follows:

Mr. Barnes has an arrangement with the Company to provide consulting services starting January 1, 2013 for a period of one year with an automatic one year renewal at a monthly rate of CA$11,667. The Company may terminate the arrangement without cause on six months’ notice or equivalent compensation.

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

On July 1, 2016, Mr. Lazovsky entered into a Consulting Agreement with the Company to provide strategic, technological, integration and other general consulting services. For his services, Mr. Lazovsky was paid $150,000 for the term from July 1, 2016 to December 31, 2016.

Mr. Lazovsky entered into an Executive Employment Agreement to provide services as the Executive Chairman of the Board, with an effective date of February 1, 2017. He will (i) be paid US$200,000 per year under at-will terms of employment (ii) be eligible for annual and special bonuses as determined by the Board of Directors; (iii) granted 3,000,000 stock options vesting over 4 years; (iv) be entitled to compensation of six months’ salary on termination prior to 2 years of employment by the Company, if termination is other than for cause.

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

During fiscal 2017, the Board held seven regularly scheduled meetings. For various reasons, Board members may not be able to attend a Board meeting. All Board members are provided information related to each of the agenda items before each meeting, and, therefore, can provide counsel outside the confines of regularly scheduled meetings.

The Board has adopted standards for determining whether a director is independent from management. The Board reviews, consistent with the Company’s corporate governance guidelines, whether a director has any material relationship with the Company that would impair the director’s independent judgment. The Board has affirmatively determined, based on its standards, that Messrs. Tsiofas, Malinge, DeBonis and Warrior were independent.

Directors’ Service Contracts

Messrs.Venkatesan and Lazovsky entered into employment contracts as explained above in “Written Management Agreements.”

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

Audit Committee

The Audit Committee is currently comprised of four members: Chris Tsiofas (Chair), Don Listwin, Peter Charbonneau and Mohandas Warrior. All four members are independent directors of the Company. Mr. Tsiofas was appointed chair of the Audit Committee on August 21, 2012. The Board has determined that Mr. Tsiofas satisfies the criteria of “audit committee financial expert” within the meaning of Item 401(h) of Regulation S-K and is independent in accordance with Rule 4200 of the NASDAQ Marketplace Rules. All members of the audit committee are financially literate, meaning they have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

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

Compensation Committee

The Compensation Committee is currently comprised of three members: Chris Tsiofas (Chair), John O’Donnell and Don Listwin. Mr. Tsiofas was appointed chair of the Compensation Committee on November 14, 2014. Chris Tsiofas and Todd DeBonis are independent. Mr. O’Donnell is retained by the Company as company counsel.

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

D. Employees

As of December 31, 2017, the Company had 68 full-time employees and 5 consultants, including senior management. 5 employees and 1 consultant work at our lab facility either as support staff or are engaged in research and development initiatives; 1 employee and 3 consultants are employed at the Canadian office; 63 employees are employed at our fabrication facility in Singapore. None of the Company’s employees are covered by collective bargaining agreements.

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

E. Share Ownership

The following table sets forth certain information regarding the beneficial ownership of our outstanding common shares for: (i) each of our Directors and Officers individually; (ii) all of our Directors and Officers as a group; and (iii) each other person known to us to own beneficially more than 5% of our common shares as of April 23, 2018. Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. The table also includes the number of shares underlying options that are exercisable within sixty (60) days of April 23, 2018. Ordinary shares subject to these options are deemed to be outstanding for the purpose of computing the ownership percentage of the person holding these options, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person.

The shareholders listed below do not have any different voting rights from our other shareholders.

	Number of Shares Beneficially Owned (1)		Percent of Class
Directors and Officers:
Jean-Louie Malinge	525,000	(2)	0.20%
Ajit Manocha	3,062,500	(3)	1.18%
Chris Tsiofas	1,762,500	(4)	0.68%
John F. O’Donnell	1,667,500	(5)	0.64%
Thomas Mika	2,500,000	(6)	0.96%
Kevin Barnes	792,463	(7)	0.30%
Todd DeBonis	1,237,500	(8)	0.48%
David Lazovsky	3,425,000	(9)	1.32%
Mohandas Warrior	962,500	(10)	0.37%
Suresh Venkatesan	9,697,000	(11)	3.73%
Subhash Deshmukh	744,791	(12)	0.29%
Rajan Rajgopal	1,000,000	(13)	0.38%
Directors and Officers Subtotal	27,376,754		10.53%
Major Shareholders:
None that we are aware of.

______________________

(1)	The number of shares set forth for each Director, Officer and Major Shareholder is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act.
(2)	Includes: (i) zero common shares issued and outstanding and (ii) 525,000 common shares that can be obtained upon the exercise of options or warrants within sixty (60) days.
(3)	Includes: (i) zero common shares issued and outstanding and (ii) 3,062,500 common shares that can be obtained upon the exercise of options or warrants within sixty (60) days.
(4)	Includes: (i) 25,000 common shares issued and outstanding and (ii) 1,737,500 common shares that can be obtained upon the exercise of options or warrants within sixty (60) days.
(5)	Includes: (i) 30,000 common shares issued and outstanding and (ii) 1,637,500 common shares that can be obtained upon the exercise of options or warrants within sixty (60) days.
(6)	Includes: (i) zero common shares issued and outstanding and (ii) 2,500,000 common shares that can be obtained upon the exercise of options or warrants within sixty (60) days.
(7)	Includes: (i) 17,463 common shares issued and outstanding and (ii) 775,000 common shares that can be obtained upon the exercise of options or warrants within sixty (60) days.
(8)	Includes: (i) zero common shares issued and outstanding and (ii) 1,237,000 common shares that can be obtained upon the exercise of options or warrants within sixty (60) days.
(9)	Includes: (i) zero common shares issued and outstanding and (ii) 3,425,000 common shares that can be obtained upon the exercise of options or warrants within sixty (60) days.
(10)	Includes: (i) zero common shares issued and outstanding and (ii) 962,500 common shares that can be obtained upon the exercise of options or warrants within sixty (60) days.
(11)	Includes: (i) 40,000 common shares issued and outstanding and (ii) 9,657,000 common shares that can be obtained upon the exercise of options or warrants within sixty (60) days.
(12)	Includes: (i) zero common shares issued and outstanding and (iii) 744,791 common shares that can be obtained upon the exercise of option or warrants within sixty days.
(13)	Includes: (i) zero common shares issued and outstanding and (iii) 1,000,000 common shares that can be obtained upon the exercise of option or warrants within sixty days

See “ITEM 6.B. Compensation” for the exercise prices of options.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Holdings by Major Shareholders

Please refer to ITEM 6.E. “Share Ownership” for details regarding securities held by Directors, Officers and Major Shareholders.

The Company’s major shareholders do not have any different or special voting rights.

U.S. Share Ownership

As of April 23, 2018, there were a total of 448 holders of record of our common shares with addresses in the U.S. We believe that the number of U.S beneficial owners is substantially greater than the number of U.S record holders, because a large portion of our common shares are held in broker “street names.” As of April 23, 2018, U.S. holders of record held approximately 1.25% of our outstanding common shares.

Control of Company

The Company is a publicly owned Ontario corporation, the shares of which are owned by Canadian residents, U.S. residents and other foreign residents. The Company is not controlled by any foreign government or other person(s) except as described in ITEM 4.A. “History and Progress of the Company” and ITEM 6.E. “Share Ownership.”

Change of Control of Company Arrangements

None

B. Major Shareholders

The firm of Stikeman Keeley Spiegel LLP, of which Mr. O’Donnell is counsel, billed the sum of $115,660 for legal fees and disbursements incurred in 2017 (2016 - $113,250).

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

B. Significant Changes

On March 21, 2018, the Company completed a brokered "bought deal" public offering of 25,090,700 units at a price of $0.425 (CAD$0.55) per unit for gross proceeds of $10,663,548 (CAD$13,799,885). Each unit consists of one common share and one-half common share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at a price of $0.58 (CAD$0.75) per share until March 21, 2020. The broker was paid a cash commission of $639,813 (6%) of the gross proceeds and received 1,505,442 compensation options. Each compensation option is exercisable into one compensation unit of the company at a price of $0.425 (CAD$0.55) per compensation option until March 21, 2020 with each compensation unit comprising one common share and one-half compensation share purchase warrant. Each compensation share purchase warrant entitles the broker to purchase one common share of the Company at a price of $0.425 (CAD$0.55) per share until March 21, 2020.

Subsequent to December 31, 2017 through April 23, 2018, the Company also raised $1,131,921 from the exercise of warrants and stock options.

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

Period Ended	High (CA$)	Low (CA$)
Monthly
March 31, 2018	$0.79	$0.46
February 28, 2018	$0.64	$0.22
January 31, 2018	$0.40	$0.19
December 31, 2017	$0.27	$0.21
November 30, 2017	$0.29	$0.22
October 31, 2017	$0.36	$0.28
Quarterly
December 31, 2017	$0.36	$0.21
September 30, 2017	$0.42	$0.17
June 30, 2017	$0.43	$0.27
March 31, 2017	$0.51	$0.31
December 31, 2016	$0.81	$0.27
September 30, 2016	$0.95	$0.76
June 30, 2016	$1.44	$0.83
March 31, 2016	$1.10	$0.84
December 31, 2015	$1.20	$0.72
September 30, 2015	$1.68	$0.62
Yearly
December 31, 2017	$0.51	$0.17
December 31, 2016	$1.44	$0.27
December 31, 2015	$2.00	$0.62
December 31, 2014	$2.87	$0.49
December 31, 2013	$0.74	$0.20

B. Plan of Distribution

Not Required.

C. Markets

The Company’s common shares trade on the TSXV in Canada under the symbol “PTK”. The Company’s common shares also trade on the OTCQX International Marketplace under the symbol “POETF”.

D. Selling Shareholders

Not Required.

E. Selling Shareholders

Not Required.

F. Expenses of the Issue

Not Required.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not Required.

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

The directors may sign the name and on behalf of the Company, or appoint any officer or officers or any other person or persons on behalf of the Corporation either to sign on behalf of the Company, all instruments in writing and any instruments in writing so signed shall be binding upon the Company without further authorization or formality. The term “instruments in writing” includes contracts, documents, powers of attorney, deeds, mortgages, hypothecs, charges, conveyances, transfers and assignments of property (real or personal, immovable or movable), agreements, tenders, releases, receipts and discharges for the payment of money or other obligations, conveyances, transfers and assignments of shares, stocks, bonds, debentures or other securities, instruments of proxy and all paper writing.

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

Neither Canadian law nor our Articles or By-laws limit the right of a non-resident to hold or vote common shares of the Company, other than as provided in the Investment Canada Act (the “Investment Act”), as amended by the World Trade Organization Agreement Implementation Act (the “WTOA Act”). The Investment Act generally prohibits implementation of a direct reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a “Canadian,” as defined in the Investment Act (a “non-Canadian”), unless, after review, the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in the common shares of the Company by a non-Canadian (other than a “WTO Investor,” as defined below) would be reviewable under the Investment Act if it were an investment to acquire direct control of the Company, and the value of the assets of the Company were CA$5.0 million or more (provided that immediately prior to the implementation of the investment the Company was not controlled by WTO Investors). An investment in common shares of the Company by a WTO Investor (or by a non- Canadian other than a WTO Investor if, immediately prior to the implementation of the investment the Company was controlled by WTO Investors) would be reviewable under the Investment Act if it were an investment to acquire direct control of the Company and the value of the assets of the Company equaled or exceeded certain threshold amounts determined on an annual basis.

The threshold for a pre-closing net benefit review depends on whether the purchaser is: (a) controlled by a person or entity from a member of the WTO; (b) a state-owned enterprise (SOE); or (c) from a country considered a “Trade Agreement Investor” under the Investment Act. A different threshold also applies if the Canadian business carries on a cultural business.

The 2018 threshold for WTO investors that are SOEs will be $398 million based on the book value of the Canadian business' assets, up from $379 million in 2017.

The 2018 thresholds for review for direct acquisitions of control of Canadian businesses by private sector investor WTO investors ($1 billion) and private sector trade-agreement investors ($1.5 billion) remain the same and are both based on the "enterprise value" of the Canadian business being acquired.

A non-Canadian, whether a WTO Investor or otherwise, would be deemed to acquire control of the Company for purposes of the Investment Act if he or she acquired a majority of the common shares of the Company. The acquisition of less than a majority, but at least one-third of the shares, would be presumed to be an acquisition of control of the Company, unless it could be established that the Company is not controlled in fact by the acquirer through the ownership of the shares. In general, an individual is a WTO Investor if he or she is a “national” of a country (other than Canada) that is a member of the WTO (“WTO Member”) or has a right of permanent residence in a WTO Member. A corporation or other entity will be a “WTO Investor” if it is a “WTO Investor-controlled entity,” pursuant to detailed rules set out in the Investment Act. The U.S. is a WTO Member. Certain transactions involving our common shares would be exempt from the Investment Act, including:

ö an acquisition of the shares if the acquisition were made in the ordinary course of that person’s business as a trader or dealer in securities;

ö an acquisition of control of the Company in connection with the realization of a security interest granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Act; and

ö an acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization, following which the ultimate direct or indirect control in fact of the Company, through the ownership of voting interests, remains unchanged.

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

Impediments to Change of Control

The Company had a shareholders rights plan (“SRP”) (often referred to as a “poison pill”) in place since 2014. Under the terms of the SRP and regulatory requirements, the SRP was scheduled to expire automatically unless re-approved by shareholders at the meeting of shareholders on July 13, 2017. The management and directors of the Company determined not to ask the shareholders to renew the SRP because they believe that it is no longer necessary to protect the interests of the shareholders at this time, and, as such, the SRP expired.

In 2016, the Canadian Securities Administrators (the “CSA”) enacted amendments (the “Bid Amendments”) to the Take-Over Bid Regime. The Bid Amendments, which are very significant, are contained in National Instrument (NI) 62-104.

The Bid Amendments were intended to enhance the quality and integrity of the take-over bid regime and rebalance the current dynamics among offerors, offeree issuer boards of directors (“Offeree Boards”), and offeree issuer security holders by (i) facilitating the ability of offeree issuer security holders to make voluntary, informed and coordinated tender decisions, and (ii) providing the Offeree Board with additional time and discretion when responding to a take-over bid.

Specifically, the Bid Amendments require that all non-exempt take-over bids

(1) receive tenders of more than 50% of the outstanding securities of the class that are subject to the bid, excluding securities beneficially owned, or over which control or direction is exercised, by the offeror or by any person acting jointly or in concert with the offeror (the Minimum Tender Requirement);

(2) be extended by the offeror for an additional 10 days after the Minimum Tender Requirement has been achieved and all other terms and conditions of the bid have been complied with or waived (the 10 Day Extension Requirement); and

(3) remain open for a minimum deposit period of 105 days (the Minimum 105 Day Bid Period) unless

(a) the offeree board states in a news release a shorter deposit period for the bid of not less than 35 days, in which case all contemporaneous take-over bids must remain open for at least the stated shorter deposit period, or

(b) the issuer issues a news release that it intends to effect, pursuant to an agreement or otherwise, a specified alternative transaction, in which case all contemporaneous take-over bids must remain open for a deposit period of at least 35 days.

The Bid Amendments involved fundamental changes to the bid regime to establish a majority acceptance standard for all non-exempt take-over bids, a mandatory extension period to alleviate offeree security holder coercion concerns, and a 105 day minimum deposit period to address concerns that offeree boards did not have enough time to respond to an unsolicited take-over bid. The CSA determined not to amend National Policy 62-202 Defensive Tactics (NP 62-202) in connection with these amendments. They reminded participants in the capital markets of the continued applicability of NP 62-202, which means that securities regulators will be prepared to examine the actions of offeree boards in specific cases, and in light of the amended bid regime, to determine whether they are abusive of security holder rights.

After canvassing several commentaries concerning the new regime, we have concluded that:

•	It will be much more difficult for hostile bidders as a result of target issuers having a much longer period of time to respond, concurrent with the added risk and cost to such bidders.

•	There is good reason to expect that, except in unusual circumstances, regulators will not permit SRPs to remain in effect after a 105 day bidding period.

•	A significant number of reporting issuers have not sought re-approval of their SRPs since the amendments were introduced and those that have sought to renew their SRPs have been required to amend the plans to comply with the new rules.

•	A large part of the traditional rationale for adopting SRPs has now been eliminated.

We believe that the amended take-over bid rules provide adequate protection against hostile bids. Having said that, it has been suggested that the new rules do not protect against creeping take-over bids for control which are exempt from the rules (such as the accumulation of 20% or more of the issuer’s shares through market transactions or the acquisition of a control block through private agreements with a few large shareholders). These activities would however be identifiable through the early warning filing requirements. If, prior to making a determination that the Company ought to adopt a “strategic” SRP at an annual or special meeting of shareholders, the Company were faced with a hostile bid that we believed was not in the best interests of the Company and its shareholders, the directors could adopt a “tactical” plan which we could take to the shareholders for approval. Nevertheless, at this point in time, we are of the opinion that such action is not necessary and the shareholders should be the best arbiters of when “the pill must go”.

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

C. Material Contracts

In addition to any contracts described in “ITEM 7.B. Related Party Transactions” or “ITEM 4. Business Overview”, below is a summary of material contracts, other than those entered into by the Company in the ordinary course of business, to which we are or have been a party during the two years immediately preceding the date of this document. Other than contracts entered into in the ordinary course of business, we have not been a party to any other material contract within such two-year period.

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

ö an individual who is a citizen or resident of the U.S. for U.S. federal income tax purposes;

ö a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the U.S. or under the laws of the U.S. or any political subdivision thereof, or the District of Columbia;

ö an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

ö a trust (i) if, in general, a court within the U.S. is able to exercise primary supervision over its administration and one or more

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

ö are broker-dealers or insurance companies;

ö have elected market-to-market accounting;

ö are tax-exempt organizations or retirement plans;

ö are financial institutions or “financial services entities”;

ö hold our common shares as part of a straddle, “hedge” or “conversion transaction” with other investments;

ö acquired our common shares upon the exercise of employee stock options or otherwise as compensation;

ö own directly, indirectly or by attribution at least 10% of our voting power;

ö have a functional currency that is not the U.S. Dollar;

ö are grantor trusts;

ö are certain former citizens or long-term residents of the U.S.; or

ö are real estate trusts or regulated investment companies.

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

ö such item is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the U.S. and, in the case of a resident of a country which has a treaty with the U.S., such item is attributable to a permanent establishment or, in the case of an individual, a fixed place of business, in the U.S.; or

ö the Non-U.S. Holder is an individual who holds the common shares as a capital asset and is present in the U.S. for 183 days or more in the taxable year of the disposition of our common shares and certain other conditions are met.

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

F. Dividends and Paying Agents

Not Required.

G. Statements by Experts

The consolidated financial statements of POET Technologies Inc. as of December 31, 2017, 2016 and 2015 included herein, have been audited by Marcum LLP, our independent registered accounting firm for that period, 185 Asylum St, 17th Floor, Hartford, CT 06103, USA, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

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

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, and other reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

We maintain a corporate website at www.poet-technologies.com. Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report on Form 20-F. We have included our website address in this Annual Report on Form 20-F solely as an inactive textual reference.

I. Subsidiary information

Not Required.

ITEM 11. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Short-term investments bear interest at fixed rates, and as such, are subject to interest rate risk resulting from changes in fair value from market fluctuations in interest rates. The Company does not depend on interest from its investments to fund its operations.

Exchange Rate Risk

The Company is exposed to foreign currency risk with the Canadian and Singapore dollar. The Company maintains bank accounts and cash reserves in US, Canadian and Singapore dollars with the majority of reserves currently split between Canadian and US dollars. The Canadian dollar reserves are exposed to currency fluctuations. Most of the company’s operations are transacted in US and Singapore dollars. A 10% change in the Canadian and Singapore dollar would increase or decrease other comprehensive loss by $260,175.

The following table shows exchange rates, from CAD to USD, for the past six months:

Period	High (1)	Low (1)	Average (2)
March 2018	0.7807	0.7629	0.7738
February 2018	0.8163	0.7787	0.7968
January 2018	0.8142	0.7943	0.8043
December 2017	0.7991	0.7740	0.7833
November 2017	0.7895	0.7746	0.7842
October 2017	0.8035	0.7741	0.7935
October 2017 — March 31, 2018	0.8163	0.7629	0.7893

_________________________________

(1)	Bank of Canada monthly average rates
(2)	Bank of Canada daily closing average rates

The following table shows exchange rates, from SGD to USD, for the past six months:

Period	High (1)	Low (1)	Average (2)
March 2018	0.7640	0.7544	0.7598
February 2018	0.7645	0.7503	0.7579
January 2018	0.7649	0.7478	0.7565
December 2017	0.7486	0.7388	0.7424
November 2017	0.7433	0.7324	0.7376
October 2017	0.7410	0.7302	0.7353
October 2017 — March 31, 2018	0.7649	0.7302	0.7482

_________________________________

(1)	Bank of Singapore monthly average rates
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

ITEM 12. Description of Securities Other than Equity Securities

A. Debt Securities

Not Required

B. Warrants and Rights

Not Required.

C. Other Securities

Not Required.

D. American Depositary Shares

Not Required.

PART II

ITEM 13. Defaults, Dividend Arrearages and Delinquencies

Not Required.

ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not Required.

ITEM 15. Controls and Procedures

(a)	Disclosure Controls and Procedures

We carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this report. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of such period, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported accurately and within the time frames specified in the SEC's rules and forms and accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Notwithstanding the foregoing, there can be no assurance that our disclosure controls and procedures will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be set forth in our reports.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2017. In making this assessment, it used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that assessment and those criteria, management concluded that, as of December 31, 2017, the Company’s internal control over financial reporting was effective.

(c)	Attestation Report of Registered Public Accounting Firm

Not applicable.

(d)	Changes in Internal Controls over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2017 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. Principal Accountant Fees and Services Fees Paid to Independent Registered Public Accounting Firm

The following table sets forth, for each of the years indicated, the fees billed by our independent registered public accounting firm, Marcum LLP.

	Year Ended December 31,
Services Rendered	2017	2016
	(in US$)
Audit Fees (1)	$165,000	$97,000
Tax Fees (2)	18,690	8,650
Total	$183,690	$105,650

__________________________

(1)	Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.
(2)	Tax fees relate to tax compliance, planning and advice.

Our Audit Committee, in accordance with its charter, reviews and pre-approves all audit services and permitted non-audit services (including the fees and other terms) to be provided by our independent auditors. All of the services provided by Marcum LLP over the past two years were pre-approved by the Audit Committee.

ITEM 16D. Exemptions from the Listing Standards for Audit Committees

Not Required.

ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not Required.

ITEM 16F. Change in Registrant’s Certifying Accountants

Not Required.

ITEM 16G. Corporate Governance

Not Required.

ITEM 16H. Mine Safety Disclosure

Not Required.

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

a.	Audited Financial Statements — for the years ended December 31, 2017, 2016 and 2015 and as of December 31, 2017, 2016 and 2015

ITEM 18. Financial Statements

The Company has elected to provide financial statements pursuant to ITEM 17.

ITEM 19. Exhibits

1.1	Certificate and Articles of Continuance*
1.2	Amended and Restated Bylaws**
4.1	Asset Purchase Agreement with Tracker Acquisition, Inc., dated December 17, 2012*
4.2	Agreement with BAE Systems Information And Electronic Systems Integration, Inc., dated May 21, 2008*
4.3	License Agreement with the University of Connecticut, dated April 28, 2003, as amended April 15, 2014*
4.4	Lease Agreement with the University of Connecticut, dated December 11, 2014.**
4.5	Agency Agreement with IBK Capital Corp., dated February 14, 2013*
4.6	Credit Agreement with TCA Global Credit Master Fund, LP, dated March 30, 2012*
4.7	Memorandum of Understanding with Ajit Manocha, dated July 3, 2014**
4.8	Letter of Agreement with Daniel DeSimone, dated March 28, 2014**
4.9	Executive Employment Agreement with Peter Copetti, dated June 30, 2014**
4.10	Shareholder Rights Plan Agreement between the Company and TMX Equity Transfer Services, Inc.**
4.11	Consulting Agreement with Dr. Geoff Taylor, dated January 12, 2015**
4.12	Employment Agreement with Stephane Gagnon, dated November 5, 2013*
4.13	Employment Agreement with Suresh Venkatesan, dated June 10, 2015 ***
4.14	Employment Agreement with Subhash Deshmukh, dated June 8, 2015 ***
4.15	Employment Agreement with Rajan Rajgopal, dated December 27, 2016 ****
4.16	Employment Agreement with Thomas Mika, dated November 2, 2016 ****
4.17	Employment Agreement with Dave Lazovsky, dated February 1, 2017 ****
4.18	Consulting Agreement with Dave Lazovsky, dated July 1, 2016 ****
4.19	Agreement with the Singapore Economic Development Board, dated August 15, 2016****
4.20	Sale and Purchase Agreement for DenseLight Semiconductors PTE, LTD, dated April 27, 2016****
4.21	Sale and Purchase Agreement for BB Photonics Inc. dated May 16, 2016****

4.22	2016 Stock Option Plan*****
4.23	Form of Option Agreement*
4.24	Form of Warrant for Purchase of Common Shares*
4.25	Stock Specimen Certificate*
8.1	List of Subsidiaries: See ITEM 4.C.
11.1	Code of Business Conduct and Ethics **

12.1	Certification of Principal Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a)*****
12.2	Certification of Principal Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a)*****
13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*****
13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*****
23.1	Consent of Marcum LLP, independent registered accounting firm*****

*Filed as an exhibit to the Company’s registration statement under the Securities and Exchange Act on Form 20-F/A on May 15, 2014 and incorporated herein by reference.

**Filed as an exhibit to the Company’s annual Form 20-F on April 13, 2015 and incorporated herein by reference.

***Filed as an exhibit to the Company’s annual Form 20-F on March 18, 2016 and incorporated herein by reference.

****Filed as an exhibit to the Company’s annual Form 20-F on April 17, 2017 and incorporated herein by reference.

***** Filed herewith.

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

The consolidated financial statements for the years ended December 31, 2017, 2016 and 2015 have been audited by Marcum LLP, independent registered public accounting firm, which has full and unrestricted access to the Audit Committee. Marcum’s report on the consolidated financial statements is presented herein.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

POET TECHNOLOGIES INC.

/s/ Suresh Venkatesan
Suresh Venkatesan
CEO

Date: April 27, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of POET Technologies Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of POET Technologies Inc. (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2017, December 31, 2016 and December 31, 2015, and the related consolidated statements of operations and deficit, comprehensive loss, changes in shareholders’ equity and cash flows for the years then ended, and the related notes, comprising a summary of significant accounting policies and other explanatory information (collectively referred to as the consolidated financial statements).

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2017, December 31, 2016 and December 31, 2015, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement, whether due to error or fraud. Those standards also require that we comply with ethical requirements, including independence. We are required to be independent with respect to the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We are a public accounting firm registered with the PCAOB.

An audit includes performing procedures to assess the risks of material misstatements of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included obtaining and examining, on a test basis, audit evidence regarding the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies and principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a reasonable basis for our audit opinion.

Marcum LLP

We have served as the Company’s auditor since 2009, such date takes into account the acquisition of a portion of UHY LLP by Marcum LLP in April 2010.

New Haven, Connecticut

April 27, 2018

POET TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in US Dollars)

December 31,	2017	2016	2015

Assets
Current
Cash	$4,974,478	$14,376,282	$14,409,996
Short-term investments (Note 2)	-	589,275	-
Accounts receivable (Note 4)	493,925	292,849	-
Prepaids and other current assets (Note 5)	1,957,727	758,917	150,923
Inventory (Note 6)	524,582	1,116,880	-
	7,950,712	17,134,203	14,560,919

Property and equipment (Note 7)	8,278,170	9,364,210	947,107
Patents and licenses (Note 8)	456,250	449,676	426,813
Intangible assets (Note 9)	839,637	876,865	-
Goodwill (Note 22)	7,681,003	7,681,003	-
	$25,205,772	$35,505,957	$15,934,839

Liabilities
Current
Accounts payable and accrued liabilities (Note 10)	$810,593	$1,624,344	$515,421
	810,593	1,624,344	515,421

Deferred tax liability (Note 22)	1,298,367	1,596,307	-
Deferred rent	24,031	42,665	-
	2,132,991	3,263,316	515,421

Shareholders' Equity

Share capital (Note 11(b))	103,616,221	103,357,862	81,027,171
Warrants (Note 12)	5,985,378	5,985,378	2,013,747
Contributed surplus (Note 13)	32,102,967	29,062,874	25,618,159
Accumulated other comprehensive loss	(1,758,632)	(2,088,117)	(2,388,987)
Deficit	(116,873,153)	(104,075,356)	(90,850,672)
	23,072,781	32,242,641	15,419,418
	$25,205,772	$35,505,957	$15,934,839

Commitments and contingencies (Note 15)

On behalf of the Board of Directors

/s/ Chris Tsiofas	/s/ Suresh Venkatesan
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.	Page 2

POET TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Expressed in US Dollars)

For the Years Ended December 31,	2017	2016	2015

Revenue	$2,794,044	$1,861,747	$-

Cost of sales (1)	1,342,691	946,001	-
Gross margin	1,451,353	915,746	-

Operating expenses
Selling, marketing and administration (Note 20)(1)	10,870,741	11,421,604	8,614,109
Research and development (Note 20)(1)	5,442,873	3,165,825	3,532,492
Impairment loss (Notes 2, 7 and 21)	-	63,522	-
Loss on disposal of property and equipment (Note 7)	-	46,738	-
Other income, including interest (Note 2)	(1,766,524)	(66,872)	(76,431)
Operating expenses	14,547,090	14,630,817	12,070,170
Net loss from operations	(13,095,737)	(13,715,071)	(12,070,170)
Change in fair value of contingent consideration (Note 22)	-	(283,130)	-
Net loss before income tax recovery	(13,095,737)	(13,431,941)	(12,070,170)
Income tax recovery (Note 23)	(297,940)	(207,257)	-
Net loss	(12,797,797)	(13,224,684)	(12,070,170)

Deficit, beginning of year	(104,075,356)	(90,850,672)	(78,780,502)
Net loss	(12,797,797)	(13,224,684)	(12,070,170)
Deficit, end of year	$(116,873,153)	$(104,075,356)	$(90,850,672)

Basic and diluted net loss per share (Note 14)	$(0.05)	$(0.06)	$(0.07)

(1) Certain prior period figures have been reclassified to conform with the current period's presentation.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Expressed in US Dollars)

For the Years Ended December 31,	2017	2016	2015

Net loss	$(12,797,797)	$(13,224,684)	$(12,070,170)

Other comprehensive income (loss) - net of income taxes
Exchange differences on translating foreign operations	329,485	300,870	(1,804,435)
Comprehensive loss	$(12,468,312)	$(12,923,814)	$(13,874,605)

The accompanying notes are an integral part of these consolidated financial statements.	Page 3

POET TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(Expressed in US Dollars)

For the Years Ended December 31,	2017	2016	2015

Share Capital
Beginning balance	$103,357,862	$81,027,171	$61,688,953
Funds from the exercise of warrants and compensation warrants	-	1,943,919	9,373,245
Fair value of warrants and compensation warrants exercised	-	901,417	4,444,912
Funds from the exercise of stock options	123,528	1,654,988	2,703,436
Fair value assigned to stock options exercised	134,831	1,737,879	2,816,625
Commons shares issued on business acquisitions	-	12,050,000	-
Common shares issued to settle liabilities	-	1,843,629	-
Common shares issued on public offering	-	9,349,254	-
Warrants issued on public offering	-	(5,985,378)	-
Share issue costs	-	(1,165,017)	-
December 31,	103,616,221	103,357,862	81,027,171
Warrants
Beginning balance	5,985,378	2,013,747	6,458,659
Fair value of warrants issued	-	5,985,378	-
Fair value of warrants and compensation warrants exercised	-	(901,417)	(4,444,912)
Fair value of expired warrants	-	(1,112,330)	-
December 31,	5,985,378	5,985,378	2,013,747
Contributed Surplus
Beginning balance	29,062,874	25,618,159	23,616,664
Stock-based compensation	3,174,924	4,070,264	4,818,120
Fair value of stock options exercised	(134,831)	(1,737,879)	(2,816,625)
Fair value of expired warrants	-	1,112,330	-
December 31,	32,102,967	29,062,874	25,618,159
Accumulated Other Comprehensive Loss
Beginning balance	(2,088,117)	(2,388,987)	(584,552)
Other comprehensive income (loss) attributable to common shareholders - translation adjustment	329,485	300,870	(1,804,435)
December 31,	(1,758,632)	(2,088,117)	(2,388,987)
Deficit
Beginning balance	(104,075,356)	(90,850,672)	(78,780,502)
Net loss	(12,797,797)	(13,224,684)	(12,070,170)
December 31,	(116,873,153)	(104,075,356)	(90,850,672)
Total shareholders' equity	$23,072,781	$32,242,641	$15,419,418

The accompanying notes are an integral part of these consolidated financial statements.	Page 4

POET TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in US Dollars)

For the Years Ended December 31,	2017	2016	2015

CASH (USED IN) PROVIDED BY:
OPERATING ACTIVITIES
Net loss	$(12,797,797)	$(13,224,684)	$(12,070,170)
Adjustments for:
Depreciation of property and equipment (Note 7)	2,183,963	1,448,525	276,139
Amortization of patents and licenses (Note 8)	53,969	49,775	43,722
Amortization of intangibles (Note 9)	37,228	23,266	-
Loss on disposition of property and equipment (Note 7)	-	46,738	-
Impairment of non-current asset held for sale (Notes 2, 7 and 21)	-	63,522	-
Stock-based compensation (Note 13)	3,174,924	4,070,264	4,818,120
Change in fair value of contingent consideration (Note 22)	-	(283,130)	-
Income tax recovery (Note 23)	(297,940)	(207,257)	-
Deferred rent	-	42,665	-

Net change in non-cash working capital accounts:
Accounts receivable	(171,257)	(77,415)	-
Prepaid and other current assets	(1,116,758)	(443,590)	92,578
Inventory	663,992	(841,806)	-
Accounts payable and accrued liabilities	(894,013)	(628,292)	63,697
Cash flows from operating activities	(9,163,689)	(9,961,419)	(6,775,914)
INVESTING ACTIVITIES
Cash proceeds from acquisitions	-	18,791	-
Proceeds from the disposal of property and equipment (Note 7)	-	37,195	-
Purchase of property and equipment (Note 7)	(969,797)	(1,208,532)	(164,386)
Purchase of patents and licenses (Note 8)	(60,543)	(72,638)	(209,814)
Advances made prior to acquisition (Note 22)	-	(500,000)	-
Proceeds from the sale of short-term investments	589,275	(598,148)	-
Cash flows from investing activities	(441,065)	(2,323,332)	(374,200)
FINANCING ACTIVITIES
Issue of common shares for cash, net of issue costs (Note 11)	123,528	11,783,144	12,076,681
Cash flows from financing activities	123,528	11,783,144	12,076,681
EFFECT OF EXCHANGE RATE CHANGES ON CASH	79,422	467,893	(1,804,435)
NET CHANGE IN CASH	(9,401,804)	(33,714)	3,122,132
CASH, beginning of year	14,376,282	14,409,996	11,287,864
CASH, end of year	$4,974,478	$14,376,282	$14,409,996

The accompanying notes are an integral part of these consolidated financial statements.	Page 5

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in US Dollars)

1.	DESCRIPTION OF BUSINESS AND LIQUIDITY

POET Technologies Inc. is incorporated in the Province of Ontario. POET Technologies Inc. and its subsidiaries (the "Company") are developers and manufacturers of optical source products and photonic integrated devices for the sensing, datacom and telecom markets. The Company's head office is located at 120 Eglinton Avenue East, Suite 1107, Toronto, Ontario, Canada M4P 1E2. These consolidated financial statements of the Company were approved by the Board of Directors of the Company on April 26, 2018.

The Company has working capital of $7,140,119 as of December 31, 2017 compared to working capital of $15,509,859 at December 31, 2016 and $14,045,498 at December 31, 2015. The Company is in a position to cover its liabilities as they come due, however, due to the continuation of losses, the Company will need to seek debt or equity financing to fund its operations. Consistent with its needs for additional financing, on March 21, 2018, the Company completed a public offering of 25,090,700 units at a price of $0.425 (CAD$0.55) per unit for gross proceeds of $10,663,548 (CAD$13,799,885). Additionally, subsequent to December 31, 2017 the Company raised $1,131,921 from the exercise of warrants and stock options.

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

Goodwill arising on acquisition is initially measured at cost, being the difference between the fair value of the consideration transferred including the recognized amount of any non-controlling interest in the acquiree and the net recognized amount (generally fair value) of the identifiable assets and liabilities assumed at the acquisition date. If the net of the amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer’s previously held interest in the acquiree (if any), the excess is recognized immediately in the consolidated statements of operations and deficit as a bargain purchase gain.

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

The provision policy for doubtful accounts of the Company is based on the ageing analysis and management's ongoing evaluation of the recoverability of the outstanding receivables. A considerable amount of judgement is required in assessing the ultimate realization of these receivables, including the assessment of the creditworthiness and the past collection history of each customer. If the financial conditions of these customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. As at the balance sheet dates, no provision was required for accounts receivable.

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

The Company reported an impairment loss of nil for the year ended December 31, 2017 (2016 - $63,522, 2015 - nil).

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

Recently Enacted U.S. Federal Tax Legislation

Introduced initially as the Tax Cuts and Jobs Act, the Act to Provide for Reconciliation Pursuant to Titles II and V of the Concurrent Resolution on the Budget for Fiscal Year 2018 (the “Act”) was enacted on December 22, 2017. The Act applies to corporations generally beginning with taxable years starting after December 31, 2017 and reduces the corporate tax rate from a graduated set of rates with a maximum 35% tax rate to a flat 21% tax rate. Additionally, the Act introduces other changes that impact corporations, including a net operating loss (“NOL”) deduction annual limitation, an interest expense deduction annual limitation, elimination of the alternative minimum tax, and immediate expensing of the full cost of qualified property. The Act also introduces an international tax reform that moves the U.S. toward a territorial system, in which income earned in other countries will generally not be subject to U.S. taxation. However, the accumulated foreign earnings of certain foreign corporations will be subject to a one-time transition tax, which can be elected to be paid over an eight-year tax transition period, using specified percentages, or in one lump sum. NOL and foreign tax credit (“FTC”) carryforwards can be used to offset the transition tax liability. The Company does not expect that this change will have an impact on the Company as it has not earned taxable income in the past and it has significant NOL carryforwards.

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

Interest income

Interest income on cash classified as fair value through profit or loss is recognized as earned using the effective interest method.

Other income

Government Grants

Grants received exclusively from governmental agencies such as the Department of Defense of the United States of America, NASA and Productivity and Innovation Credit Scheme Singapore ("PIC Grant"), relating to research and development or expenditure on technology, are recognized as other income.

Government grants from the United States are based on the agreed upon milestones of the projects. PIC Grants are offered as a percentage of qualifying expenditures. PIC Grants are paid out in cash. Other income earned on government grants in 2017 was nil (2016 - $14,027 and 2015 - nil).

Research and Development Credits

The Company is eligible to receive cash credits for certain qualifying research and development expenses based on actual spending over a three year period, with an expectation that the credits will not exceed a certain dollar value over the three year period. The Company has accrued or collected $1,695,383 relating to these research and development credits in 2017 (2016 - nil, 2015 - nil) which represents actual expenses incurred in 2017.

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

Short-term investments

The short-term investments of nil at December 31, 2017 and $589,275 at December 31, 2016 and nil at December 31, 2015 consisted of guaranteed investment certificates ("GICs") held with one Canadian chartered bank and earn interest at a rate of 0.50%.

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

The carrying amounts of accounts receivable approximate their fair value and are originally denominated in Singapore dollars before conversion to US dollars at December 31:

		2017	2016	2015

Product sales	United States dollar	$493,925	$292,849	$-

In determining the recoverability of a trade receivable, the Company considers any change in the credit quality of the trade receivable from the date credit was initially granted up to the reporting date. The trade receivables that are neither past due nor impaired relates to customers that the company has assessed to be creditworthy based on the credit evaluation process performed by management which considers both customers' overall credit profile and its payment history with the Company.

5.	PREPAIDS AND OTHER CURRENT ASSETS

The following table reflects the details of prepaids and other current assets at December 31:

	2017	2016	2015

Sales tax recoverable and other current assets	$119,482	$147,119	$52,401
Research and development credit	1,287,539	-	-
Security deposits on leased properties	228,170	272,026	-
Prepaid expenses	322,536	339,772	98,522
	$1,957,727	$758,917	$150,923

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in US Dollars)

6.	INVENTORY

The following table reflects the details of inventory at December 31:

	2017	2016	2015

Raw materials	$112,768	$662,458	$-
Finished goods	260,105	358,386	-
Work in process	151,709	96,036	-
	$524,582	$1,116,880	$-

The Company recorded an inventory write-down of $353,476 in 2017. Raw materials related to products under development represented the most significant portion of the write-down. Although, a value is no longer attributed to these materials, the Company continues to utilize them in its R&D activities.

7.	PROPERTY AND EQUIPMENT

	Equipment not	Leasehold	Machinery and	Office
	ready for use	improvements	equipment	equipment	Total

Cost
Balance, January 1, 2015	$3,152	$-	$1,273,922	$56,406	$1,333,480
Additions	7,024	5,896	126,181	25,285	164,386
Reallocations	(10,176)	10,176	-	-	-

Balance, December 31, 2015	-	16,072	1,400,103	81,691	1,497,866
Additions (1) (Note 21)	602,830	667,342	8,498,051	244,860	10,013,083
Disposals (Note 21)	-	(16,072)	(64,747)	(11,734)	(92,553)
Reallocations	-	-	(98,522)	-	(98,522)

Balance, December 31, 2016	602,830	667,342	9,734,885	314,817	11,319,874
Additions	806,182	-	113,433	50,182	969,797
Reclassification	(874,371)	-	874,371	-	-
Effect of changes in foreign exchange rates	46,433	-	72,779	8,914	128,126

Balance, December 31, 2017	581,074	667,342	10,795,468	373,913	12,417,797

Accumulated Depreciation
Balance, January 1, 2015	-	-	265,008	9,612	274,620
Depreciation for the year	-	3,104	258,190	14,845	276,139

Balance, December 31, 2015	-	3,104	523,198	24,457	550,759
Depreciation for the year	-	83,189	1,320,050	45,286	1,448,525
Disposals	-	(3,104)	(34,940)	(5,576)	(43,620)

Balance, December 31, 2016	-	83,189	1,808,308	64,167	1,955,664
Depreciation for the year	-	133,499	1,857,474	192,990	2,183,963

Balance, December 31, 2017	-	216,688	3,665,782	257,157	4,139,627

Carrying Amounts
At December 31, 2015	$-	$12,968	$876,905	$57,234	$947,107

At December 31, 2015	$602,830	$584,153	$7,926,577	$250,650	$9,364,210

At December 31, 2017	$581,074	$450,654	$7,129,686	$116,756	$8,278,170

(1)	During 2016, the Company (a) reduced its operations in Toronto and disposed of $27,806 of its property and equipment for proceeds of $2,195 and recorded a loss on the disposal of property and equipment of $16,931. The Company disposed of an additional $64,747 of machinery and equipment at a loss of $29,807 (b) added $217,722 of new equipment, however, only $119,200 was purchased during the year, $98,522 was purchased in 2015 but was classified as a prepaid deposit as it was not placed in use at December 31, 2015 (c) through the acquisition of DenseLight and BB Photonics, the Company acquired $8,706,029 of leaseholds improvements, machinery and office equipment (d) purchased an additional $1,089,332 of machinery and office equipment at DenseLight, $602,830 of which has not yet been placed into service.

(2)	$35,000 was reclassified to non-current assets held for sale and was sold in July 2016, while $63,522 was recorded as an impairment loss on the consolidated statements of operations and deficit.

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

8.	PATENTS AND LICENSES

Cost
Balance, January 1, 2015	$327,435
Additions	209,814

Balance, December 31, 2015	537,249
Additions	72,638

Balance, December 31, 2016	609,887
Additions	60,543

Balance, December 31, 2017	670,430

Accumulated Amortization
Balance, January 1, 2015	66,714
Amortization	43,722

Balance, December 31, 2015	110,436
Amortization	49,775

Balance, December 31, 2016	160,211
Amortization	53,969

Balance, December 31, 2017	214,180

Carrying Amounts
At December 31, 2015	$426,813

At December 31, 2016	$449,676

At December 31, 2017	$456,250

9.	INTANGIBLE ASSETS

		Customer
	Technology	Relationships	Total

Cost
Balance, January 1, 2015 and 2016	$-	$-	$-
Acquired through the acquisition of DenseLight	-	186,131	186,131
Acquired through the acquisition of BB Photonics	714,000	-	714,000

Balance, December 31, 2016 and 2017	714,000	186,131	900,131

Accumulated Amortization
Balance, January 1, 2015 and 2016	-	-	-
Amortization for the year	-	23,266	23,266

Balance, December 31, 2016	-	23,266	23,266
Amortization for the year	-	37,228	37,228

Balance, December 31, 2017	-	60,494	60,494

Carrying Amounts
At December 31, 2015	$-	$-	$-

At December 31, 2016	$714,000	$162,865	$876,865

At December 31, 2017	$714,000	$125,637	$839,637

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

10.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities at December 31 was as follows:

	2017	2016	2015

Trade payable	$504,229	$768,066	$337,564
Payroll related liabilities (1)	112,913	628,378	104,788
Accrued liabilities	193,451	183,037	73,069
Lease commitment	-	44,863	-
	$810,593	$1,624,344	$515,421

(1) Payroll related liabilities at December 31, 2016 includes $450,000 of bonus payable to the CEO along with $87,751 of past salaries due to some current and former employees of DenseLight.

11.	SHARE CAPITAL

(a)    AUTHORIZED

Unlimited number of common shares

One special voting share

(b)   COMMON SHARES ISSUED

	Number of
	Shares	Amount

Balance, January 1, 2015	166,578,084	$61,688,953
Shares issued on the exercise of stock options	8,106,300	2,703,436
Fair value of stock options exercised	-	2,816,625
Shares issued on the exercise of warrants and compensation warrants	22,413,431	9,373,245
Fair value of warrants and compensation warrants exercised	-	4,444,912

Balance, December 31, 2015	197,097,815	81,027,171
Shares issued on public offering	34,800,000	9,349,254
Cost of shares issued on public offering	-	(1,165,017)
Fair value of warrants issued	-	(5,985,378)
Shares issued to settle subsidiary accounts payable	2,386,386	1,843,629
Shares issued on business combination	15,607,240	12,050,000
Shares issued on the exercise of stock options	5,648,000	1,654,988
Fair value of stock options exercised	-	1,737,879
Shares issued on the exercise of warrants and compensation warrants	3,794,412	1,943,919
Fair value of warrants exercised	-	901,417

Balance, December 31, 2016	259,333,853	103,357,862
Shares issued on the exercise of stock options	685,000	123,528
Fair value of stock options exercised	-	134,831

Balance, December 31, 2017	260,018,853	$103,616,221

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

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

12.	WARRANTS

The following table reflects the continuity of warrants:

	Average Exercise	Number of	Historical
	Price	Warrants	Fair value

Balance, January 1, 2015	$0.61	30,782,664	$6,458,659
Warrants and compensation warrants exercised	(0.42)	(22,413,431)	(4,444,912)

Balance, December 31, 2015	0.79	8,369,233	2,013,747
Warrants issued	0.39	34,800,000	5,985,378
Warrants and compensation warrants exercised	(0.51)	(3,794,412)	(901,417)
Expired	(1.02)	(4,574,821)	(1,112,330)

Balance, December 31, 2016 and 2017	$0.39	34,800,000	$5,985,378

13.	STOCK OPTIONS AND CONTRIBUTED SURPLUS

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

Stock option transactions and the number of stock options outstanding were as follows:

		Weighted average
	Number of	Exercise
	Options	Price

Balance, January 1, 2015	24,237,800	$0.61
Expired/cancelled	(1,068,000)	1.13
Exercised	(8,106,300)	0.43
Granted	11,655,000	1.19

Balance, December 31, 2015	26,718,500	0.89
Expired/cancelled	(1,290,000)	0.96
Exercised	(5,648,000)	0.37
Granted	4,025,000	0.62

Balance, December 31, 2016	23,805,500	0.96
Expired/cancelled	(5,455,209)	0.73
Exercised	(685,000)	0.19
Granted	15,425,000	0.24

Balance, December 31, 2017	33,090,291	$0.68

During the year ended December 31, 2017, the Company granted 15,425,000 (2016 - 4,025,000, 2015 - 11,655,000) stock options to officers, employees and consultants of the Company to purchase common shares at an average price of $0.24 (2016 - $0.62, 2015 - $1.19) per share.

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

13.	STOCK OPTIONS AND CONTRIBUTED SURPLUS (Continued)

During the year ended December 31, 2017, the Company recorded stock-based compensation of $3,174,924 (2016 - $4,070,264, 2015 - $4,818,120) relating to stock options that vested during the year.

The stock options granted were valued using the Black-Scholes option pricing model using the following assumptions:

	2017	2016	2015

Weighted average exercise price	$0.24	$0.62	$1.19
Weighted average risk-free interest rate	1.87%	1.05%	0.98%
Weighted average dividend yield	0%	0%	0%
Weighted average volatility	102.73%	104.3%	102.7%
Weighted average estimated life (years)	10	10	5
Weighted average share price	$0.24	$0.62	$1.19

Share price on the various grant dates were:

	2017	2016	2015

First grant	$0.32	$0.75	$1.31
Second grant	0.27	0.74	1.59
Third grant	0.25	0.66	1.33
Fourth grant	0.28	0.71	1.14
Fifth grant	0.22	0.62	1.13
Sixth grant	0.22	0.46	1.25
Seventh grant	0.23	-	1.19
Eighth grant	0.24	-	0.83
Ninth grant	0.28	-	0.72
Tenth grant	0.29	-	0.63
Eleventh grant	0.21	-	0.74
Twelfth grant	-	-	0.62
Thirteenth grant	-	-	0.65

The underlying expected volatility was determined by reference to the Company's historical share price movements, its dividend policy and dividend yield and past experience relating to the expected life of granted stock options.

The weighted average remaining contractual life and weighted average exercise price of options outstanding and of options exercisable as at December 31, 2017 are as follows:

Options Outstanding			Options Exercisable
			Weighted
		Weighted	Average		Weighted
		Average	Remaining		Average
Exercise	Number	Exercise	Contractual	Number	Exercise
Range	Outstanding	Price	Life (years)	Exercisable	Price

$0.11 - $0.25	225,000	$0.23	4.13	225,000	$0.23
$0.26 - $0.31	10,450,000	$0.22	9.54	1,031,250	$0.22
$0.32 - $0.37	1,337,500	$0.28	9.40	12,500	$0.33
$0.38 - $0.86	7,851,000	$0.43	7.60	2,135,375	$0.52
$0.87 - $1.64	13,226,791	$1.24	2.33	9,872,746	$1.28
	33,090,291	$0.68	6.16	$13,276,871	$1.06

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

13.	STOCK OPTIONS AND CONTRIBUTED SURPLUS (Continued)

Contributed Surplus

The following table reflects the continuity of contributed surplus:

Amount

Balance, January 1, 2015	$23,616,664
Stock-based compensation	4,818,120
Fair value of stock options exercised	(2,816,625)

Balance, December 31, 2015	25,618,159
Stock-based compensation	4,070,264
Fair value of stock options exercised	(1,737,879)
Fair value of expired warrants	1,112,330

Balance, December 31, 2016	29,062,874
Stock-based compensation	3,174,924
Fair value of stock options exercised	(134,831)

Balance, December 31, 2017	$32,102,967

13.	LOSS PER SHARE

	2017	2016	2015

Numerator
Net loss	$(12,797,797)	$(13,224,684)	$(12,070,170)

Denominator
Weighted average number of common shares outstanding	259,771,793	220,058,321	185,091,882
Weighted average number of common shares outstanding - diluted	259,771,793	220,058,321	185,091,882

Basic and diluted loss per share	$(0.05)	$(0.06)	$(0.07)

The effect of common share purchase options, warrants, compensation warrants and shares to be issued on the net loss in 2017, 2016 and 2015 is not reflected as they are anti-dilutive.

15.	COMMITMENTS AND CONTINGENCIES

The Company has operating leases on three facilities; head office located in Toronto, Canada, design and testing operations located in San Jose, California and operating facilities located in Singapore. The Company's design and testing operations terminated a lease on January 31, 2017 and initiated a new lease an February 1, 2017 which expires on January 31, 2020. The lease on the Company's operating facilities expires on February 15, 2019. As at December 31, 2017, the Company's head office was on a month to month lease term.

Rent expense under these leases was $421,316 for the year ended December 31, 2017 (2016 - $312,842 2015 - $204,987).

Remaining minimum annual rental payments to the lease expiration date is as follows:

2018	$411,349
January 1, 2019 through 2020	80,119
$491,468

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

16.	RELATED PARTY TRANSACTIONS

Compensation to key management personnel were as follows:

	2017	2016	2015

Salaries	$932,133	$2,047,634	$1,979,601
Share-based payments (1)	2,110,773	3,061,686	3,283,361

Total	$3,042,906	$5,109,320	$5,262,962

(1) Share-based payments are the fair value of options granted to key management personnel and expensed during the various years as calculated using the Black-Scholes model.

In 2016, the Company paid or accrued $150,000 in consulting fees to a director for strategic, technology, integration and general business consulting services.

The Company paid or accrued $115,660 in fees for the year ended December 31, 2017 (2016 - $113,250, 2015 - $104,790) to a law firm, of which a director is counsel, for legal services rendered to the Company.

All transactions with related parties have occurred in the normal course of operations and are measured at the exchange amounts, which are the amounts of consideration established and agreed to by the related parties.

17.	SEGMENT INFORMATION

The Company and its subsidiaries operate in a single segment; the design, manufacture and sale of semi-conductor products and services for commercial applications. The Company’s operating and reporting segment reflects the management reporting structure of the organization and the manner in which the chief operating decision maker regularly assesses information for decision making purposes, including the allocation of resources. A summary of the Company's operations is below:

ODIS

Odis is the developer of the POET platform semiconductor process IP for monolithic fabrication of integrated circuit devices containing both electronic and optical elements on a single die.

BB Photonics

BB Photonics develops photonic integrated components for the datacom and telecom markets utilizing embedded dielectric technology that enables the low-cost integration of active and passive devices into photonic integrated circuits.

DenseLight

DenseLight designs, manufactures, and delivers photonic optical light source products and packaging solutions to the communications, medical, instrumentation, industrial, and security industries. DenseLight processes III-V based optoelectronic devices and photonic integrated circuits through its in-house wafer fabrication and assembly & test facilities.

On a consolidated basis, the Company operates geographically in Singapore, the United States and Canada. Geographical information is as follows:

2017
As of December 31,	Singapore	US	Canada	Consolidated
Current assets	$3,190,298	$4,621,318	$139,096	$7,950,712
Property and equipment	8,018,900	259,270	-	8,278,170
Patents and licenses	18,816	437,434	-	456,250
Goodwill and intangible assets	6,756,181	1,764,459	-	8,520,640
Total Assets	$17,984,195	$7,082,481	$139,096	$25,205,772

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

17.	SEGMENT INFORMATION (Continued)

Year Ended December 31,	Singapore	US	Canada	Consolidated
Sales	$2,794,044	$-	$-	$2,794,044
Cost of sales	1,342,691	-	-	1,342,691
Selling, marketing and administration	4,955,497	4,872,902	1,042,342	10,870,741
Research and development	3,237,713	1,877,966	327,194	5,442,873
Other income	(1,748,244)	-	(18,280)	(1,766,524)
Net loss from operations	$4,993,613	$6,750,868	$1,351,256	$13,095,737

2016
As of December 31,	Singapore	US	Canada	Consolidated
Current assets	$2,118,561	$10,058,018	$4,957,624	$17,134,203
Property and equipment	9,039,069	322,633	2,508	9,364,210
Patents and licenses	-	449,676	-	449,676
Goodwill and intangible assets	6,793,409	1,764,459	-	8,557,868
Total Assets	$17,951,039	$12,594,786	$4,960,132	$35,505,957

Year Ended December 31,	Singapore	US	Canada	Consolidated
Sales	$1,861,747	$-	$-	$1,861,747
Cost of sales	1,379,838	-	-	1,379,838
Selling, marketing and administration	2,908,465	7,200,243	1,151,868	11,260,576
Research and development	770,033	2,122,983	-	2,893,016
Impairment loss	-	63,522	-	63,522
Loss on disposal of property and equipment	-	29,807	16,931	46,738
Other income	(14,027)	-	(52,845)	(66,872)
Net loss from operations	$3,182,562	$9,416,555	$1,115,954	$13,715,071

2015
As of December 31,	Singapore	US	Canada	Consolidated
Current assets	$-	$3,055,947	$11,504,972	$14,560,919
Property and equipment	-	924,443	22,664	947,107
Patents and licenses	-	426,813	-	426,813
Total Assets	$-	$4,407,203	$11,527,636	$15,934,839

Year Ended December 31,	Singapore	US	Canada	Consolidated
General and administration	$-	$6,622,514	$1,991,595	$8,614,109
Research and development	-	3,532,492	-	3,532,492
Other income	-	-	(76,431)	(76,431)
Net loss from operations	$-	$10,155,006	$1,915,164	$12,070,170

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

18.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

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

The Company has classified financial assets and (liabilities) as follows at December 31:

	2017	2016	2015
Fair value through profit or loss, measured at fair value:
Cash	$4,974,478	$14,376,282	$14,409,996
Short-term investments	-	589,275	-
Loans and receivable, measured at amortized cost:
Accounts receivable	493,925	292,849	-
Other liabilities, measured at amortized cost:
Accounts payable and accrued liabilities	(810,593)	(1,624,344)	(515,421)

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

Credit Risk

The Company is exposed to credit risk associated with its accounts receivable. The Company has accounts receivable from both governmental and non-governmental agencies. Credit risk is minimized substantially by ensuring the credit worthiness of the entities with which it carries on business. Credit terms are provided on a case by case basis. The Company has not experienced any significant instances of non-payment from its customers. No provision has been made for potentially uncollectable amounts.

The Company's accounts receivable ageing at December 31 was as follows:

	2017	2016	2015
Current	$330,731	$125,610	$-
31 - 60 days	56,094	16,346	-
61 - 90 days	-	75,816	-
> 90 days	107,100	75,077	-
	$493,925	$292,849	$-

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

18.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Continued)

Exchange Rate Risk

The functional currency of each of the entities included in the accompanying consolidated financial statements is the local currency where the entity is domiciled. Functional currencies include the US, Singapore and Canadian dollar. Most transactions within the entities are conducted in functional currencies. As such, none of the entities included in the consolidated financial statements engage in hedging activities. The Company is exposed to a foreign currency risk with the Canadian and Singapore dollar. A 10% change in the Canadian and Singapore dollar would increase or decrease other comprehensive loss by $260,175.

Liquidity Risk

The Company currently does not maintain credit facilities. The Company's existing cash and cash resources are considered sufficient to fund operating and investing activities beyond one year from the issuance of these consolidated financial statements.

19.	CAPITAL MANAGEMENT

In the management of capital, the Company includes shareholders' equity (excluding accumulated other comprehensive loss and deficit) and cash. The components of capital on December 31, 2017 were:

Cash	$4,974,478
Shareholders' equity	$141,704,566

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

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

20.	EXPENSES

Research and development costs can be analysed as follows:

	2017	2016	2015
Wages and benefits(1)	$2,839,088	$1,572,567	$1,241,054
Subcontract fees	1,044,936	1,013,539	1,560,819
Stock-based compensation	369,007	373,196	552,416
Supplies	1,189,842	206,523	178,203
	$5,442,873	$3,165,825	$3,532,492

Selling, marketing and administration costs can be analysed as follows:

Stock-based compensation	$2,805,917	$3,697,068	$4,265,704
Wages and benefits(1)	2,574,978	2,800,878	1,306,051
Depreciation and amortization	2,275,160	1,521,566	319,863
General expenses(1)	1,038,857	1,292,341	1,012,340
Professional fees	624,941	715,716	812,115
Management and consulting fees	229,577	611,861	665,771
Rent and facility costs(1)	1,321,311	782,174	232,265
	$10,870,741	$11,421,604	$8,614,109

(1) Certain prior period figures have been reclassified to conform with the current period's presentation.

21.	NON CURRENT ASSET HELD FOR SALE

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

DenseLight

On May 11, 2016, the Company acquired all the issued and outstanding shares of DenseLight, a designer, manufacturer and distributor of photonic sensing and optical light source products for consideration of $10,500,000. The all stock purchase was accomplished with the issuance of 13,611,150 common share of the Company at a price of $0.7714 per share. The Company also committed to issuing shares representing $1,000,000 to the sellers in the event that DenseLight meets or exceeds a pre-determined revenue target during calendar 2016.

This acquisition provides the Company with direct and preferred access to a fab infrastructure for future product development, access to product sales and channel distribution networks and a broader product portfolio of photonic products, technology and know-how.

Upon closing the acquisition, the Company negotiated a settlement agreement relating to obligations that were due to past or current employees of DenseLight. As part of the settlement agreement, the Company issued 1,738,236 common shares at a price of $0.7714 per share for a total of $1,343,629. The Company also paid $240,266 to current and past employees as part of the debt settlement. Accounts payable and accrued liabilities included $184,570 that was due to past and current employees have been settled.

The Company also settled a loan of $500,000 owing to EDB Investments Pte. Ltd., an investor in DenseLight, with the issuance of 648,150 shares at a price of 0.771 per share.

Former management shareholders of DenseLight agreed not to sell, transfer, pledge or otherwise dispose of 50% of their shares of the Company for periods up to twelve months, which have since expired. All management shareholders will be able to sell their remaining 50% after 24 months from closing. Former non-management shareholders of DenseLight are no longer restricted from selling their shares.

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

From the date of acquisition through December 31, 2016, DenseLight contributed $1,861,747 to consolidated revenues and $3,182,562 to consolidated net loss. Had the acquisition occurred on January 1, 2016, the Company estimates that DenseLight's contribution to consolidated revenue would have been $2,316,169 (unaudited) and would have contributed net loss of $2,344,976 (unaudited). In determining these amounts, the Company assumed that the preliminary fair value adjustments that arose on the acquisition date would have been the same had the acquisition occurred on January 1, 2016.

A deferred tax liability of $1,504,161 was created on the date of purchase and related to the fair value adjustment of the assets acquired. The change in the fair value assets acquired arising from amortization or the sale of assets resulted in a deferred tax recovery of $297,940 in 2017 and $200,596 in 2016. Deferred tax liability at December 31, 2017 and 2016 was $1,005,627 and $1,303,567 respectively.

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

From the date of acquisition through December 31, 2016, BB Photonics contributed nil to consolidated revenues and $181,782 to consolidated net loss. Had the acquisition occurred on January 1, 2016, the Company estimates that BB Photonics' contribution to consolidated revenue would have been nil (unaudited) and it would have contributed net loss of $272,793 (unaudited). In determining these amounts, the Company assumed that the preliminary fair value adjustments that arose on the acquisition date would have been the same had the acquisition occurred on January 1, 2016.

A deferred tax liability of $292,740 was created on the date of purchase and related to the fair value adjustment of the assets acquired. There was no amortization of related intangible assets in 2017 or 2016, therefore there has been no amortization of the deferred tax liability.

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

23.	INCOME TAXES

The following table reconciles the expected income tax recovery at the Canadian statutory income tax rate of 26.5% for 2017 (2015 - 26.5%, 2015 - 26.5%) to the amounts recognized in operations.

For the Year Ended December 31,	2017	2016	2015
Net loss before taxes	$13,095,737	$13,431,941	$12,070,170
Expected current income tax recovery	3,470,370	3,559,000	3,198,595
Deferred tax recovery	297,940	207,257	-
	3,768,310	3,766,257	3,198,595

Changes from:

Amounts not deductible for tax purposes	(841,000)	(1,079,000)	(1,276,802)
Other non-deductible items	(463,000)	-	(2,700)
Deductible share issuance costs	94,000	118,000	56,000
Fair value consideration	-	116,000	-
Impact of US statutory income tax rate change (1)	(9,472,000)	-	-
Foreign tax differential	(69,000)	507,213	879,000
Unrecognized tax recovered (losses)	7,280,630	(3,221,213)	(2,854,093)
Income tax recovery recognized	$297,940	$207,257	$-

(1) Due to the reduction of US corporate tax rates from 35% to 21%, the Company will not be able to apply $9,472,000 against any future US taxes payable.

The following table reflects future income tax assets at December 31:

	2017	2016	2015
Resource assets	$1,024,271	$1,024,271	$1,024,271
Gross unamortized share issue costs	705,351	1,050,599	328,119
Canadian non-capital losses	11,100,672	10,137,652	9,451,357
US non-capital losses	67,654,438	63,725,982	58,742,322
Singapore non-capital losses	43,671,200	37,448,290	-
	124,155,932	113,386,794	69,546,069
Unrecognized deferred tax assets	(124,155,932)	(113,386,794)	(69,546,069)
Future income tax assets recognized	$-	$-	$-

In accordance with Section 382 of the Internal Revenue Code, the usage of the Company’s net operating loss carry forward could be subject to annual limitation if there have been greater than 50% ownership changes.

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

24.	SUBSEQUENT EVENTS

On March 21, 2018, the Company completed a brokered "bought deal" public offering of 25,090,700 units at a price of $0.425 (CAD$0.55) per unit for gross proceeds of $10,663,548 (CAD$13,799,885). Each unit consists of one common share and one-half common share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at a price of $0.58 (CAD$0.75) per share until March 21, 2020. The broker was paid a cash commission of $639,813 (6%) of the gross proceeds and received 1,505,442 compensation options. Each compensation option is exercisable into one compensation unit of the company at a price of $0.425 (CAD$0.55) per compensation option until March 21, 2020 with each compensation unit comprising one common share and one-half compensation share purchase warrant. Each compensation share purchase warrant entitles the broker to purchase one common share of the Company at a price of $0.425 (CAD$0.55) per share until March 21, 2020.

Subsequent to December 31, 2017 the Company also raised $1,131,921 from the exercise of warrants and stock options.