Form 20-F/A
period 2017-12-31
POET TECHNOLOGIES INC.
filed 2018-05-18
CIK 1437424

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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

☐ Item 17  ☐ Item 18

 EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (“Amendment No. 1”) to the Annual Report on Form 20-F of POET Technologies Inc. (the “Company”) for the fiscal year ended December 31, 2017, filed on April 30, 2018 (the “2017 Form 20-F”), amends the Company’s 2017 Form 20-F to correct the following:

1.	Submit its Interactive Data File (as defined in Rule 11 of Regulation S-T) with respect to the audited consolidated financial statements of the Company for that fiscal year as an exhibit to the Form 20-F pursuant to paragraph 101 under “Instructions as to Exhibits” of Form 20-F in accordance with Rule 405 of Regulation S-T;

2.	Correct the date of the “REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM” from April 27, 2018

3.	Correct the “LOSS PER SHARE” note number from Note 13

4.	Correct 2016 numerical information in “NOTE 17 - SEGMENTED INFORMATION”

The correction to the above noted statements are:

2.	Correct date should be April 30, 2018

3.	Note number should be Note 14

4.

Cost of sales should be $946,001 in column 1 and $946,001 in column 4

Selling, marketing and administration should be $3,069,493 in column 1 and $11,421,604 in column 4

Research and development should be $1,042,842 in column 1 and $3,165,825 in column 4

Other than as set forth herein, the Company has not modified or updated any other disclosures and has made no changes to the items or sections in the Company’s 2017 Form 20-F. Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in any part of the Company’s 2017 Form 20-F or reflect any events that have occurred after the 2017 Form 20-F was filed on April 30, 2018. The filing of this Amendment No. 1 should not be understood to mean that any other statements contained in the original filing are true and complete as of any date subsequent to April 30, 2018. Accordingly, this Amendment No. 1 should be read in conjunction with the 2017 Form 20-F and the documents filed with or furnished to the Securities and Exchange Commission by the Company subsequent to April 30, 2018, including any amendments to such documents.

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

a.	Audited Financial Statements — for the years ended December 31, 2017, 2016 and 2015 and as of December 31, 2017, 2016 and 2015

ITEM 18. Financial Statements

The Company has elected to provide financial statements pursuant to ITEM 17.

ITEM 19. Exhibits

1.1	Certificate and Articles of Continuance*
1.2	Amended and Restated Bylaws**
4.1	Asset Purchase Agreement with Tracker Acquisition, Inc., dated December 17, 2012*
4.2	Agreement with BAE Systems Information And Electronic Systems Integration, Inc., dated May 21, 2008*
4.3	License Agreement with the University of Connecticut, dated April 28, 2003, as amended April 15, 2014*
4.4	Lease Agreement with the University of Connecticut, dated December 11, 2014.**
4.5	Agency Agreement with IBK Capital Corp., dated February 14, 2013*
4.6	Credit Agreement with TCA Global Credit Master Fund, LP, dated March 30, 2012*
4.7	Memorandum of Understanding with Ajit Manocha, dated July 3, 2014**
4.8	Letter of Agreement with Daniel DeSimone, dated March 28, 2014**
4.9	Executive Employment Agreement with Peter Copetti, dated June 30, 2014**
4.10	Shareholder Rights Plan Agreement between the Company and TMX Equity Transfer Services, Inc.**
4.11	Consulting Agreement with Dr. Geoff Taylor, dated January 12, 2015**
4.12	Employment Agreement with Stephane Gagnon, dated November 5, 2013*
4.13	Employment Agreement with Suresh Venkatesan, dated June 10, 2015 ***
4.14	Employment Agreement with Subhash Deshmukh, dated June 8, 2015 ***
4.15	Employment Agreement with Rajan Rajgopal, dated December 27, 2016 ****
4.16	Employment Agreement with Thomas Mika, dated November 2, 2016 ****
4.17	Employment Agreement with Dave Lazovsky, dated February 1, 2017 ****
4.18	Consulting Agreement with Dave Lazovsky, dated July 1, 2016 ****
4.19	Agreement with the Singapore Economic Development Board, dated August 15, 2016****
4.20	Sale and Purchase Agreement for DenseLight Semiconductors PTE, LTD, dated April 27, 2016****
4.21	Sale and Purchase Agreement for BB Photonics Inc. dated May 16, 2016****

4.22	2016 Stock Option Plan*****
4.23	Form of Option Agreement*
4.24	Form of Warrant for Purchase of Common Shares*
4.25	Stock Specimen Certificate*
8.1	List of Subsidiaries: See ITEM 4.C.
11.1	Code of Business Conduct and Ethics **

12.1	Certification of Principal Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a)*******
12.2	Certification of Principal Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a)*******
13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*******
13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*******
23.1	Consent of Marcum LLP, independent registered accounting firm*****

101. INS******	XBRL Instance Document
101.SCH******	XBRL Taxonomy Extension Schema Linkbase Document
101. CAL******	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF******	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB******	XBRL Taxonomy Extension Label Linkbase Document
101.PRE******	XBRL Taxonomy Extension Presentation Linkbase Document

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

***** Filed as an exhibit to the Company’s annual Form 20-F on April 30, 2018 and incorporated herein by reference.

****** In accordance with Rule 402 of Regulation S-T, the information in these exhibits shall not be deemed to be “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

******* Filed herewith

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

Date: May 18, 2018

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

April 30, 2018

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

The weighted average remaining contractual life and weighted average exercise price of options outstanding and of options exercisable as at December 31, 2017 are as follows:

Options Outstanding			Options Exercisable
			Weighted
		Weighted	Average		Weighted
		Average	Remaining		Average
Exercise	Number	Exercise	Contractual	Number	Exercise
Range	Outstanding	Price	Life (years)	Exercisable	Price

$0.11 - $0.25	225,000	$0.23	4.13	225,000	$0.23
$0.26 - $0.31	10,450,000	$0.22	9.54	1,031,250	$0.22
$0.32 - $0.37	1,337,500	$0.28	9.40	12,500	$0.33
$0.38 - $0.86	7,851,000	$0.43	7.60	2,135,375	$0.52
$0.87 - $1.64	13,226,791	$1.24	2.33	9,872,746	$1.28
	33,090,291	$0.68	6.16	$13,276,871	$1.06

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

13.	STOCK OPTIONS AND CONTRIBUTED SURPLUS (Continued)

Contributed Surplus

The following table reflects the continuity of contributed surplus:

Amount

Balance, January 1, 2015	$23,616,664
Stock-based compensation	4,818,120
Fair value of stock options exercised	(2,816,625)

Balance, December 31, 2015	25,618,159
Stock-based compensation	4,070,264
Fair value of stock options exercised	(1,737,879)
Fair value of expired warrants	1,112,330

Balance, December 31, 2016	29,062,874
Stock-based compensation	3,174,924
Fair value of stock options exercised	(134,831)

Balance, December 31, 2017	$32,102,967

14.	LOSS PER SHARE

	2017	2016	2015

Numerator
Net loss	$(12,797,797)	$(13,224,684)	$(12,070,170)

Denominator
Weighted average number of common shares outstanding	259,771,793	220,058,321	185,091,882
Weighted average number of common shares outstanding - diluted	259,771,793	220,058,321	185,091,882

Basic and diluted loss per share	$(0.05)	$(0.06)	$(0.07)

The effect of common share purchase options, warrants, compensation warrants and shares to be issued on the net loss in 2017, 2016 and 2015 is not reflected as they are anti-dilutive.

15.	COMMITMENTS AND CONTINGENCIES

The Company has operating leases on three facilities; head office located in Toronto, Canada, design and testing operations located in San Jose, California and operating facilities located in Singapore. The Company's design and testing operations terminated a lease on January 31, 2017 and initiated a new lease on February 1, 2017 which expires on January 31, 2020. The lease on the Company's operating facilities expires on February 15, 2019. As at December 31, 2017, the Company's head office was on a month to month lease term.

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

On a consolidated basis, the Company operates geographically in Singapore, the United States and Canada. Geographical information is as follows:

2017
As of December 31,	Singapore	US	Canada	Consolidated
Current assets	$3,190,298	$4,621,318	$139,096	$7,950,712
Property and equipment	8,018,900	259,270	-	8,278,170
Patents and licenses	18,816	437,434	-	456,250
Goodwill and intangible assets	6,756,181	1,764,459	-	8,520,640
Total Assets	$17,984,195	$7,082,481	$139,096	$25,205,772

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

17.	SEGMENT INFORMATION (Continued)

Year Ended December 31,	Singapore	US	Canada	Consolidated
Sales	$2,794,044	$-	$-	$2,794,044
Cost of sales	1,342,691	-	-	1,342,691
Selling, marketing and administration	4,955,497	4,872,902	1,042,342	10,870,741
Research and development	3,237,713	1,877,966	327,194	5,442,873
Other income	(1,748,244)	-	(18,280)	(1,766,524)
Net loss from operations	$4,993,613	$6,750,868	$1,351,256	$13,095,737

2016
As of December 31,	Singapore	US	Canada	Consolidated
Current assets	$2,118,561	$10,058,018	$4,957,624	$17,134,203
Property and equipment	9,039,069	322,633	2,508	9,364,210
Patents and licenses	-	449,676	-	449,676
Goodwill and intangible assets	6,793,409	1,764,459	-	8,557,868
Total Assets	$17,951,039	$12,594,786	$4,960,132	$35,505,957

Year Ended December 31,	Singapore	US	Canada	Consolidated
Sales	$1,861,747	$-	$-	$1,861,747
Cost of sales	946,001	-	-	946,001
Selling, marketing and administration	3,069,493	7,200,243	1,151,868	11,421,604
Research and development	1,042,842	2,122,983	-	3,165,825
Impairment loss	-	63,522	-	63,522
Loss on disposal of property and equipment	-	29,807	16,931	46,738
Other income	(14,027)	-	(52,845)	(66,872)
Net loss from operations	$3,182,562	$9,416,555	$1,115,954	$13,715,071

2015
As of December 31,	Singapore	US	Canada	Consolidated
Current assets	$-	$3,055,947	$11,504,972	$14,560,919
Property and equipment	-	924,443	22,664	947,107
Patents and licenses	-	426,813	-	426,813
Total Assets	$-	$4,407,203	$11,527,636	$15,934,839

Year Ended December 31,	Singapore	US	Canada	Consolidated
General and administration	$-	$6,622,514	$1,991,595	$8,614,109
Research and development	-	3,532,492	-	3,532,492
Other income	-	-	(76,431)	(76,431)
Net loss from operations	$-	$10,155,006	$1,915,164	$12,070,170

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

18.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

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