Form 20-F
period 2018-12-31
POET TECHNOLOGIES INC.
filed 2019-04-30
CIK 1437424

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Securities registered or to be registered pursuant to Section 12(b) of the Act: None.

Securities registered or to be registered pursuant to Section 12(g) of the Act: Common Stock, no par value.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: Not Required.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.	□ Yes	☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in the Exchange Act.

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

☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes   No ☒

POET TECHNOLOGIES INC.
FORM 20-F ANNUAL REPORT
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

This Annual Report (including the consolidated audited financial statements for the years ended December 31, 2018, 2017 and 2016 attached thereto, together with the auditors’ report thereon), and the exhibits thereto shall be deemed to be incorporated by reference as exhibits to the Registration Statement of the Company on Form F- 10, as amended (File No. 333-227873), and to be a part thereof from the date on which this report was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Business of POET Technologies Inc.

POET Technologies is a developer and manufacturer of optical light source products for the sensing and data communications markets. Integration of optics and electronics is fundamental to increasing functional scaling and lowering the cost of current photonic solutions. POET believes that its approach to hybrid integration of devices, utilizing a novel dielectric platform and proven advanced wafer-level packaging techniques enables substantial improvements in device cost, efficiency and performance. Optical engines based on this integrated approach have applications ranging from data centers to telecommunication networks to consumer products.

During the year ended December 31, 2018, the Company generated revenues of $3,888,185 and gross profit of $2,412,216. The Company currently operates at a loss.

The loss for 2018 was $16,322,779. 100% of the Company’s revenue in 2018 was generated from the sale of sensing products and non-recurring engineering (“NRE”) revenue through the Company’s subsidiary DenseLight Semiconductor Pte. Ltd. (“DenseLight”).

During 2018, the Company spent $8,692,804 on research and development activities directly related to the development and commercialization of the POET Optical Interposer Platform (“POIP”) and the development of photonic sensing products. $11,689,204 was spent on selling, marketing and administration expenses which included non-cash operating costs of $6,584,741, of which $2,562,624 related to depreciation and amortization, and $4,022,117 related to the fair value stock-based compensation. The 2018 loss included other income of $1,505,790 of which $1,481,260 related to the recovery of certain qualifying expenses from the Economic Development Board (“EDB”) in Singapore. The recovery includes both collected recoveries and an amount to be received in 2019. EDB recoverable for the year ended December 31, 2018 was $1,905,593. The Company also had deferred income tax recovery of $297,940 for the year ended December 31, 2018.

On February 1, 2019, the Company signed a non-binding Letter of Intent (LOI) for the sale of all the outstanding shares of DenseLight. Key terms of the LOI include proposed cash consideration in the range of $26 - $30 million, including a $4 million earn-out provision, no-shop and confidentiality clauses, and an undertaking to enter into key operating agreements, including a preferred supply agreement and a long-term strategic cooperation agreement among the parties. The parties expect to complete the signing of the definitive transaction agreements on or before September 15, 2019. The broad terms of the LOI and the consummation of any transaction are subject to further due diligence, the negotiation of definitive agreements and obtaining required approvals by all parties, including but not limited to the TSX Venture Exchange and a majority of the Company's shareholders.

On February 1, 2019, management committed to a plan to sell its subsidiary, DenseLight. The decision was taken in line with a strategy to focus on the Company's opportunities related to its Optical Interposer. The divestiture of DenseLight will immediately reduce the Company's operating losses and cash burn, while allowing the Company to pursue a "fab-light" strategy with a less capital-intensive business model that is focused on growing the Optical Interposer business through targeted investments in the design, development and sale of vertical market solutions

The Company’s balance sheet as of December 31, 2018 reflects assets with a book value of $25,137,903 compared to $25,205,772 as of December 31, 2017. Twenty-seven percent (27%) of the book value as of December 31, 2018, or $6,888,264, was in current assets consisting primarily of cash and other current assets, compared to thirty-two percent (32%), or $7,950,712 as of December 31, 2017.

The Company’s working capital of $3,847,842 is not sufficient to support its operating and investing activities over the next 12 months. The Company has several sources of financing that it is considering in order to continue as a going concern. These sources of financing include internal cash generation from operations, financing via public offering, assumption of debt or a combination of all three sources.

In order to provide internal financing, the Company negotiated multiple NRE contracts in excess of US$3 million with large suppliers of networking and datacom equipment. These NRE contracts extend into 2019 and will generate immediate high margin cash flow.

During 2018, the Company purchased US$3.7 million of new equipment. The payment terms for the new equipment were negotiated both prior to placing purchase orders and re-negotiated subsequent to taking possession of the equipment. While the Company took possession of the new equipment, it was permitted to defer a portion of purchase cost without penalty or interest cost to 2019.

On March 21, 2018, the Company strengthened its working capital position relative to December 31, 2017 by completing a “bought deal” public offering of 25,090,700 units at a price of $0.425 (CAD$0.55) per unit for gross proceeds of $10,663,548 (CAD$13,799,885). Each unit consists of one common share and one-half common share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at a price of $0.58 (CAD$0.75) per share until March 21, 2020. The broker was paid a cash commission of $639,813 (6%) of the gross proceeds and received 1,505,442 compensation options. Each compensation option is exercisable into one compensation unit of the Company at a price of $0.425 (CAD$0.55) per compensation unit until March 21, 2020 with each compensation unit comprising one common share and one-half compensation share purchase warrant. Each whole compensation share purchase warrant entitles the broker to purchase one common share of the Company at a price of $0.425 (CAD$0.55) per share until March 21, 2020. The Company paid an additional $492,177 in other costs related to this financing. The Company received $9,531,558 net of share issue costs. Additionally, the Company raised $1,116,445 from the exercise of warrants and stock options.

2

On November 28, 2018, the Company filed a preliminary short form base shelf prospectus where it advised shareholders of its intent to raise a maximum US$50 million through a public offering of either equity securities, debt securities or a combination of both. The Company has met with multiple investment bankers in both Canada and the United States who have expressed an interest in assisting the Company with a capital raise.

As at December 31, 2018, the Company has accumulated losses of $(133,195,932) and working capital of $3,847,842. During the year ended December 31, 2018, the Company had negative cash flows from operations of $9,288,588. The Company has prepared a cash flow forecast which indicates that it does not have sufficient cash to meet its minimum expenditure commitments and therefore needs to raise additional funds to continue as a going concern for the next twelve months from the issuance of this Annual Report on Form 20-F . As a result, there is substantial doubt about the Company's ability to continue as a going concern for the next twelve months from the issuance of this Annual Report on Form 20-F.

To address the future funding requirements, management has undertaken the following initiatives:

1.	Entered into discussions to secure debt financing.
2.	Initiated a strict working capital monitoring program.
3.	Continued its focus on maintaining an appropriate level of corporate overheads in line with the Company's available cash resources.
4.	Filed a preliminary short-form prospectus to raise a maximum $50 million through a public offering of either equity securities, debt securities or a combination of both.
5.	Initiated a plan for raising capital in Canada via the private placement of convertible debt.

In line with its needs for additional financing, on April 3, 2019, the Company closed the first tranche of a private placement of convertible debentures that raised gross proceeds of CAD$1,929,000 (the "Debentures"). The Debentures are unsecured, bear interest at 12% per annum, compounded annually with 1% payable at the beginning of each month and mature on April 3, 2021. Insiders of the Company subscribed for over 47% of the first tranche of Convertible Debentures, including the Company’s board of directors, senior management team and financial advisors, IBK Capital. Successive tranche closings in the coming months are each subject to approval by the TSX Venture Exchange.

Additionally, the Company arranged for a credit facility (the “Bridge Loan”) to be provided by Espresso Capital Ltd which will grant the Company access to a maximum US$5,000,000. The Company signed the loan documents on April 18, 2019 and was advanced US$2,000,000 on April 23, 2019. In partial consideration of the US$5,000,000 gross credit facility available to the Company, and in connection with the initial advance of US2,000,000, the Company issued to Espresso Capital warrants for the purchase of 3,289,500 common shares at a price of C$0.35 per share. The Warrants expire on April 18, 2020.

Financial and Other Information

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in United States Dollars (“US$”, “USD” or “$”).

Cautionary Statements Regarding Forward-Looking Statements

This Annual Report on Form 20-F and other publicly available documents, including the documents incorporated herein and therein by reference contain forward- looking statements and information within the meaning of U.S. and Canadian securities laws. Forward-looking statements and information can generally be identified by the use of forward- looking terminology or words, such as, “continues”, “with a view to”, “is designed to”, “pending”, “predict”, “potential”, “plans”, “expects”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, and similar expressions or variations thereon, or statements that events, conditions or results “can”, “might”, “will”, “shall”, “may”, “must”, “would”, “could”, or “should” occur or be achieved and similar expressions in connection with any discussion, expectation, or projection of future operating or financial performance, events or trends. Forward- looking statements and information are based on management’s current expectations and assumptions, which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict.

Our actual results, performance and achievements may differ material from those expressed in, or implied by, the forward-looking statements and information in this Annual Report as a result of various risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of the Company, including without limitation:

o	we have a limited operating history;
o	our need for additional financing, which may not be available on acceptable terms or at all;
o	the possibility that we will not be able to compete in the highly competitive semiconductor market;
o	the risk that our objectives will not be met within the timelines we expect or at all;
o	research and development risks;
o	the risks associated with successfully protecting patents and trademarks and other intellectual property;
o	the need to control costs and the possibility of unanticipated expenses;
o	manufacturing and development risks;
o	the risk that the price of our common stock will be volatile;
o	the risk that shareholders’ interests will be diluted through future stock offerings, option and warrant exercises; and
o	other risks and uncertainties described in ITEM 3.D. “Risk Factors”.

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

The selected financial data of the Company for the years ended December 31, 2018, 2017 and 2016 was derived from the audited annual consolidated financial statements of the Company, which have been audited by Marcum LLP, independent registered public accounting firm. Selected financial data of the Company for the years ended December 31, 2015 and 2014 was derived from the consolidated financial statements of the Company, which are not included in this Annual Report.

The information contained in the selected financial data for the 2018, 2017 and 2016 years is qualified in its entirety by reference to the Company’s audited consolidated financial statements and related notes included under the heading “ITEM 17”. Financial Statements” and should be read in conjunction with such financial statements and related notes and with the information appearing under the heading “ITEM 5”.

Operating and Financial Review and Prospects.” Except where otherwise indicated, all amounts are presented in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Since its formation, the Company has financed its operations from public and private sales of equity securities, proceeds received upon the exercise of warrants and stock options, research and development contracts from U.S. government agencies, sales of the Company’s photonic products and, prior to 2012, by sales of solar energy equipment products. The Company has never been profitable, so its ability to finance operations has been dependent on equity financings. While the Company has been generating cash flow from the sale of its photonic sensing products and NRE, we believe that it will also need to rely on the sale of our equity securities, debt securities or a combination of both to provide funds for its activities. See ITEM 3.D. “Risk Factors.”

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future.

Consolidated Statements of Operations Under

International Financial Reporting Standards

(US$)

	2018	2017	2016	2015	2014
Revenue	$3,888,185	$2,794,044	$1,861,747	$-	$-
Cost of revenue	1,475,969	1,342,691	946,001	-	-
Gross profit	2,412,216	1,451,353	915,746	-	-
Operating expenses
Selling, marketing and administration	11,689,204	10,870,741	11,421,604	8,614,109	9,677,705
Research and development	8,692,804	5,442,873	3,165,825	3,532,492	2,277,927
Impairment loss	156,717	-	63,522	-	-
Loss on disposal of property and equipment	-	-	46,738	-	-
Other income, including interest	(1,505,790)	(1,766,524)	(66,872)	(76,431)	(169,832)
Operating expenses	19,032,935	14,547,090	14,630,817	12,070,170	11,785,800

Net loss from operations	(16,620,719)	(13,095,737)	(13,715,071)	(12,070,170)	(11,785,800)
Change in fair value contingent consideration	-	-	(283,130)	-	-
Net loss before income tax recovery	(16,620,719)	(13,095,737)	(13,431,941)	(12,070,170)	(11,785,800)
Income tax recovery	(297,940)	(297,940)	(207,257)	-	-
Net loss for the year	(16,322,779)	(12,797,797)	(13,224,684)	(12,070,170)	(11,785,800)
Deficit, beginning of year	(116,873,153)	(104,075,356)	(90,850,672)	(78,780,502)	(66,994,702)
Deficit, end of year	$(133,195,932)	$(116,873,153)	$(104,075,356)	$(90,850,672)	$(78,780,502)
Basic and diluted loss per share:	$(0.06)	$(0.05)	$(0.06)	$(0.07)	$(0.08)

Certain prior period figures have been reclassified to conform with the current period’s presentation

Consolidated Statements of Financial Position
Under International Financial Reporting Standards
(US$)

	December 31,
Assets	2018	2017	2016	2015	2014
Cash and cash equivalents	$2,567,868	$4,974,478	$14,376,282	$14,409,996	$11,287,864
Short-term investments	-	-	589,275	-	-
Accounts receivable	946,944	493,925	292,849	-	-
Prepaids and other current assets	2,936,619	1,957,727	758,917	150,923	243,501
Inventory	436,833	524,582	1,116,880	-	-
Property and equipment	9,299,513	8,278,170	9,364,210	947,107	1,058,860
Patents and licenses	466,714	456,250	449,676	426,813	260,721
Intangible assets	802,409	839,637	876,865	-	-
Goodwill	7,681,003	7,681,003	7,681,003	-	-
Total Assets	$25,137,903	$25,205,772	$35,505,957	$15,934,839	$12,850,946
Liabilities
Current Liabilities
Accounts payable and accrued liabilities	$3,040,422	$810,593	$1,624,344	$515,421	$451,724
Deferred tax liability	1,000,427	1,298,367	1,596,307	-	-
Deferred rent	1,814	24,031	42,665	-	-
Total Liabilities	4,042,663	2,132,991	3,263,316	515,421	451,724
Shareholders’ Equity
Share capital	112,028,194	103,616,221	103,357,862	81,027,171	61,688,953
Warrants	8,303,738	5,985,378	5,985,378	2,013,747	6,458,659
Contributed surplus	36,042,754	32,102,967	29,062,874	25,618,159	23,616,664
Accumulated other comprehensive loss	(2,083,514)	(1,758,632)	(2,088,117)	(2,388,987)	(584,552)
Deficit	(133,195,932)	(116,873,153)	(104,075,356)	(90,850,672)	(78,780,502)
Total Equity	21,095,240	23,072,781	32,242,641	15,419,418	12,399,222
Total Liabilities and Equity	$25,137,903	$25,205,772	$35,505,957	$15,934,839	$12,850,946

B.	Capitalization and Indebtedness

Not Required.

C.	Reasons for the Offer and Use of Proceeds

Not Required.

D.	Risk Factors

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

Risks Related to Our Business

We have agreed in principle to divest our major operating asset, have adopted a new “fab-light” strategy, and plan to focus on the Optical Interposer as our main business, any or all of which may have a material adverse effect on the results of our operations, financial position and cash flows, and pose further risks to the successful operation of our business over the short and long-term, as well as to the interpretation of our financial results by shareholders and our share price.

There are substantial risks associated with our proposed sale of our DenseLight business located in Singapore and adoption of a “fab-light” strategy, including the immediate loss of all or a substantial part of our revenue, the loss of control over an internal development asset, and the loss of key technical knowledge available from personnel who will no longer be employed by the Company, whom we may have to replace.

At the present time we have executed a non-binding Letter of Intent (LOI) for the DenseLight sale and are in the process of negotiating definitive agreements. We cannot guarantee that we will reach a final agreement and any material renegotiation of the terms represented in the LOI may result in significant write-offs, including those related to goodwill and other intangible assets, which may have a material adverse effect on our results of operations and financial position. The negotiation process itself is a diversion of management’s attention from other business concerns, which also may have a material adverse effect on the business. If we do not reach agreement with the current potential buyer, we have committed to seek other buyers as part of our “fab-light” strategy, which would be a time- consuming process that may continue to divert management’s attention from other business concerns and which we cannot guarantee would be successful. If we are not successful in selling DenseLight or if there is material delay in the sale or a substantial reduction in the price at which it can be sold, then our financial position and cash flows will be adversely affected, we may have to repay any borrowings on the secured credit facility (see next risk factor) or absorb a substantial increase in interest cost, and may not be able to sustain operations at their current levels or at all.

We have some previous experience with managing development without an internal development resource under a similar “fab-light” strategy which was not successful, and there is no guarantee that our new approach to operating a company with our chosen strategy will be successful. Further, our strategy will be solely dependent on the future market acceptance and sale of Optical Interposer-based solutions, which are not yet fully developed and which no customer has yet adopted in a production product.

We cannot guarantee that the measures we have taken to protect POET’s intellectual property in the Optical Interposer while performing development activities at our DenseLight facility have been effective or that some or all of the proprietary information and know-how on which the Optical Interposer is based has not been learned by the engineers working on Optical Interposer related projects. Following divestment, we will have little or no control over any leakage of such proprietary information or know-how either within or outside the DenseLight operation. In addition, we anticipate engaging with DenseLight to complete certain development projects, which will further expose our intellectual property to parties that we cannot control. Further, we cannot guarantee that DenseLight or any other third-party that we rely on to perform development, manufacturing, packaging or testing services will perform as expected and produce the devices we will need to grow our Optical Interposer business.

As “discontinued operations” our reported financial statements will immediately reflect the fact that all of our sales have been produced from our DenseLight operating unit. We may elect not to allocate any revenue to POET based on our current interpretation of the LOI and shareholders and analysts may form a poor opinion about the future prospects of the Company based on having little no revenue. If our development projects and discussions with customers for the adoption of all or portions of our Optical Interposer solutions are not successful, we may report little or no revenue for some period of time following the divestment of DenseLight. These and other factors may have a material adverse effect on the results of our operations and our share price.

There can be no assurance that we will be successful in addressing these or any other significant risks we may encounter in the divestment of DenseLight, the adoption of a “fab-light” strategy or the focus of our business solely on the Optical Interposer.

We may not be able to generate sufficient cash to service our recently acquired debt obligations.

We recently sold unsecured convertible debentures and secured financing with a bridge lender in the form of a secured credit facility. Our ability to make payments on our debt will depend on our financial and operating performance, which may fluctuate significantly from quarter to quarter, and is subject to prevailing economic conditions and financial, business and other factors, many of which are beyond our control. In addition, we have certain covenants in the secured credit facility that if not met would result in an significant increase in our interest cost and there are conditions which if not met would prevent us from accessing any additional funds from this facility. We cannot assure you that we will be able to generate sufficient cash flow or that we will be able to borrow funds from another source in amounts sufficient to enable us to service our debt or to meet our working capital requirements. If we are not able to generate sufficient cash flow from operations or to borrow sufficient funds to service our debt, we may be required to sell equity or assets, reduce expenditures, refinance all or a portion of our existing debt or obtain additional financing. We cannot assure you that we will be able to refinance our debt, sell assets or equity or borrow more funds on terms acceptable to us, if at all.

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

The market for optical components and modules is highly competitive and this competition could result in our existing customers moving their orders to our competitors. We are aware of a number of companies that have developed or are developing optical component products, including LEDs, lasers, pluggable components, modules and subsystems, among others, that compete (or may in the future compete) directly with our current and proposed product offerings.

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

We depend on a limited number of suppliers of epitaxial wafers and contract manufacturers for our Indium Phosphide (“InP”) development and production activities. Some of these suppliers are sole source suppliers. We typically have not entered into long-term agreements with our suppliers. As a result, these suppliers generally may stop supplying us materials and other components at any time. Our reliance on a sole supplier or limited number of suppliers could result in delivery problems, reduced control over technology development, product development, pricing and quality, and an inability to identify and qualify another supplier in a timely manner. Some of our suppliers that may be small or under-capitalized may experience financial difficulties that could prevent them from supplying us materials and other components. In addition, our suppliers, including our sole source suppliers, may experience manufacturing delays or shut downs due to circumstances beyond their control such as earthquakes, floods, fires, labor unrest, political unrest or other natural disasters. A Change in supplier could require technology transfer that could require multiple iterations of test wafers. This could result in significant delays in resumption of production.

Any supply deficiencies relating to the quality or quantities of materials or equipment we use to manufacture our products could materially and adversely affect our ability to fulfill customer orders and our results of operations. Lead times for the purchase of certain materials and equipment from suppliers have increased, and in some cases have limited our ability to rapidly respond to increased demand and may continue to do so in the future. To the extent we introduce additional contract manufacturing partners, introduce new products with new partners and/or move existing internal or external production lines to new partners, we could experience supply disruptions during the transition process. In addition, due to our customers’ requirements relating to the qualification of our suppliers and contract manufacturing facilities and operations, we cannot quickly enter into alternative supplier relationships, which prevents us from being able to respond immediately to adverse events affecting our suppliers.

Our international business and operations expose us to additional risks.

Products shipped to customers located outside Canada and the United States account for a majority of our revenues. In addition, we have significant tangible assets located outside Canada and the United States. Our manufacturing facilities are located in Singapore. Conducting business outside Canada and the United States subjects us to a number of additional risks and challenges, including:

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

Our prior acquisitions created a large amount of goodwill, which may be impaired in the future and as a result may adversely affect our financial results. In addition, past and any future acquisitions involve numerous risks and may adversely affect our financial condition and results of operations.

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

Uncertainties in the interpretation and application of the 2017 Tax Cuts and Jobs Act could materially affect our tax obligations and effective tax rate.

On December 22, 2017, the U.S. Tax Cuts and Jobs Act of 2017, or the “2017 Tax Act,” was signed into law and includes several key tax provisions that affected us, including a reduction of the statutory corporate tax rate from 35% to 21% effective for tax years beginning after December 31, 2017, elimination of certain deductions, and changes to how the United States imposes income tax on multinational corporations, among others. The 2017 Tax Act requires complex computations to be performed that were not previously required in U.S. tax law, significant judgments to be made in interpretation of the provisions of the 2017 Tax Act, significant estimates in calculations, and the preparation and analysis of information not previously relevant or regularly produced. The U.S. Treasury Department, the IRS, and other standard-setting bodies will continue to interpret or issue guidance on how provisions of the U.S. Tax Act will be applied or otherwise administered. As future guidance is issued, we may make adjustments to amounts that we have previously recorded that may materially impact our financial statements in the period in which the adjustments are made

A significant disruption in, or breach in security of, our information technology systems or violations of data protection laws could materially adversely affect our business and reputation.

In the ordinary course of business, we collect and store confidential information, including proprietary business information belonging to us, our customers, suppliers, business partners and other third parties and personally identifiable information of our employees. We rely on information technology systems to protect this information and to keep financial records, process orders, manage inventory, coordinate shipments to customers, and operate other critical functions. Our information technology systems may be susceptible to damage, disruptions or shutdowns due to power outages, hardware failures, telecommunication failures and user errors. If we experience a disruption in our information technology systems, it could result in the loss of sales and customers and significant incremental costs, which could materially adversely affect our business. We may also be subject to security breaches caused by computer viruses, illegal break-ins or hacking, sabotage, or acts of vandalism by disgruntled employees or third parties. The risk of a security breach or disruption, particularly through cyberattack or cyber intrusion, including by computer hackers, foreign governments and cyber terrorists, has increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. Our information technology network and systems have been and, we believe, continue to be under constant attack. Accordingly, despite our security measures or those of our third-party service providers, a security breach may occur, including breaches that we may not be able to detect. Security breaches of our information technology systems could result in the misappropriation or unauthorized disclosure of confidential.

We have a history of large operating losses. We may not be able to achieve or sustain profitability in the future and as a result we may not be able to maintain sufficient levels of liquidity.

The Company’s balance sheet as of December 31, 2018 reflects assets with a book value of $25,137,903 compared to $25,205,772 as of December 31, 2017. Twenty-seven percent (27%) of the book value as of December 31, 2018, or $6,888,264, was in current assets consisting primarily of cash and other current assets, compared to thirty-two percent (32%), or $7,950,712 as of December 31, 2017.

The Company’s working capital of $3,847,842 is not sufficient to support its operating and investing activities over the next 12 months. The Company has several sources of financing that it is considering in order to continue as a going concern for the next twelve months from the issuance of this Annual Report on Form 20-F. These sources of financing include internal cash generation from operations, financing via public offering, assumption of debt or a combination of all three sources.

In order to provide internal financing, the Company negotiated multiple non-recurring engineering (NRE) contracts in excess of US$3 million with large suppliers of networking and datacom equipment. These NRE contracts extend into 2019 and will generate immediate high margin cash flow.

During 2018, the Company purchased US$3.7 million of new equipment. The payment terms for the new equipment were negotiated both prior to placing purchase orders and re-negotiated subsequent to taking possession of the equipment. While the Company took possession of the new equipment, it was permitted to defer a portion of purchase cost without penalty or interest cost to 2019.

On March 21, 2018, the Company strengthened its working capital position relative to December 31, 2017 by completing a “bought deal” public offering of 25,090,700 units at a price of $0.425 (CAD$0.55) per unit for gross proceeds of $10,663,548 (CAD$13,799,885). Each unit consists of one common share and one-half common share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at a price of $0.58 (CAD$0.75) per share until March 21, 2020. The broker was paid a cash commission of $639,813 (6%) of the gross proceeds and received 1,505,442 compensation options. Each compensation option is exercisable into one compensation unit of the Company at a price of $0.425 (CAD$0.55) per compensation unit until March 21, 2020 with each compensation unit comprising one common share and one-half compensation share purchase warrant. Each whole compensation share purchase warrant entitles the broker to purchase one common share of the Company at a price of $0.425 (CAD$0.55) per share until March 21, 2020. The Company paid an additional $492,177 in other costs related to this financing. The Company received $9,531,558 net of share issue costs. Additionally, the Company raised $1,116,445 from the exercise of warrants and stock options.

On November 28, 2018, the Company filed a preliminary short form base shelf prospectus where it advised shareholders of its intent to raise a maximum US$50 million through a public offering of either equity securities, debt securities or a combination of both. The Company has met with multiple investment bankers in both Canada and the United States who have expressed an interest in assisting the Company with a capital raise.

As at December 31, 2018, the Company has accumulated losses of $(133,195,932) and working capital of $3,847,842. During the year ended December 31, 2018, the Company had negative cash flows from operations of $9,288,588. The Company has prepared a cash flow forecast which indicates that it does not have sufficient cash to meet its minimum expenditure commitments and therefore needs to raise additional funds to continue as a going concern for the next twelve months from the issuance of this Annual Report on Form 20-F. As a result, there is substantial doubt about the Company's ability to continue as a going concern for the next twelve months from the issuance of this Annual Report on Form 20-F.

To address the future funding requirements, management has undertaken the following initiatives:

1.	Entered into discussions to secure debt financing.
2.	Initiated a strict working capital monitoring program.
3.	Continued its focus on maintaining an appropriate level of corporate overheads in line with the Company's available cash resources.
4.	Filed a preliminary short-form prospectus to raise a maximum $50 million through a public offering of either equity securities, debt securities or a combination of both.
5.	Initiated a plan for raising capital in Canada via the private placement of convertible debt.

11

In line with its needs for additional financing, on April 3, 2019, the Company closed the first tranche of a private placement of convertible debentures that raised gross proceeds of CAD$1,929,000 (the "Debentures"). The Debentures are unsecured, bear interest at 12% per annum, compounded annually with 1% payable at the beginning of each month and mature on April 3, 2021. Insiders of the Company subscribed for over 47% of the first tranche of Convertible Debentures, including the Company’s board of directors, senior management team and financial advisors, IBK Capital. Successive tranche closings in the coming months are each subject to approval by the TSX Venture Exchange.

Additionally, the Company arranged for a credit facility (the “Bridge Loan”) to be provided by Espresso Capital Ltd which will grant the Company access to a maximum US$5,000,000. The Company signed the loan documents on April 18, 2019 and was advanced US$2,000,000 on April 23, 2019. In partial consideration of the US$5,000,000 gross credit facility available to the Company, and in connection with the initial advance of US2,000,000, the Company issued to Espresso Capital warrants for the purchase of 3,289,500 common shares at a price of C$0.35 per share. The Warrants expire on April 18, 2020.

The optical communications industry is subject to significant operational fluctuations. In order to remain competitive, we incur substantial costs associated with research and development, qualification, production capacity and sales and marketing activities in connection with products that may be purchased, if at all, long after we have incurred such costs. In addition, the rapidly changing industry in which we operate, the length of time between developing and introducing a product to market, frequent changing customer specifications for products, customer cancellations of products and general down cycles in the industry, among other things, make our prospects difficult to evaluate. As a result of these factors, it is possible that we may not (i) generate sufficient positive cash flow from operations; (ii) raise funds through the issuance of equity, equity-linked or convertible debt securities; or (iii) otherwise have sufficient capital resources to meet our future capital or liquidity needs. There are no guarantees we will be able to generate additional financial resources beyond our existing balances.

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

If we raise additional funds through the issuance of our common stock or convertible securities, the ownership interests of our stockholders could be significantly diluted. These newly issued securities may have rights, preferences or privileges senior to those of existing stockholders. Additional financing may not, however, be available on terms favorable to us, or at all, if and when needed, and our ability to fund our operations, take advantage of unanticipated opportunities, develop or enhance our infrastructure or respond to competitive pressures could be significantly limited. If we cannot raise required capital when needed, including under our Short Form Prospectus filed with the Canadian Securities Exchange and the SEC in October 2016 and refiled in November 2018, we may be unable to continue technology and product development, meet the demands of existing and prospective customers, adversely affecting our sales and market opportunities and consequently our business, financial condition and results of operations.

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

Our success depends on our ability to protect our intellectual property and other proprietary rights. We rely on a combination of patent, trademark, copyright, trade secret and unfair competition laws, as well as license agreements and other contractual provisions, to establish and protect our intellectual property and other proprietary rights. We have applied for patent registrations in Canada, the U.S. and other countries, some of which have been issued. We cannot guarantee that our pending applications will be approved by the applicable governmental authorities. Moreover, our existing and future patents and trademarks may not be sufficiently broad to protect our proprietary rights or may be held invalid or unenforceable in court. A failure to obtain patents or trademark registrations or a successful challenge to our registrations in Canada, the U.S. or other countries may limit our ability to protect the intellectual property rights that these applications and registrations intended to cover.

12

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

We also attempt to protect our intellectual property, including our trade secrets and know-how, through the use of trade secret and other intellectual property laws, and contractual provisions. We enter into confidentiality and invention assignment agreements with our employees and independent consultants. We also use non- disclosure agreements with other third parties who may have access to our proprietary technologies and information. Such measures, however, provide only limited protection, and there can be no assurance that our confidentiality and non-disclosure agreements will not be breached, especially after our employees end their employment, and that our trade secrets will not otherwise become known by competitors or that we will have adequate remedies in the event of unauthorized use or disclosure of proprietary information. Unauthorized third parties may try to copy or reverse engineer our products or portions of our products, otherwise obtain and use our intellectual property, or may independently develop similar or equivalent trade secrets or know-how. If we fail to protect our intellectual property and other proprietary rights, or if such intellectual property and proprietary rights are infringed or misappropriated, our business, results of operations or financial condition could be materially harmed.

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

From time to time we may choose to or be required to license technology or intellectual property from third parties in connection with the development of our products. We cannot assure you that third party licenses will be available to us on commercially reasonable terms, if at all. Generally, a license, if granted, would include payments of up-front fees, ongoing royalties or both. These payments or other terms could have a significant adverse impact on our results of operations. Our inability to obtain a necessary third-party license required for our product offerings or to develop new products and product enhancements could require us to substitute technology of lower quality or performance standards, or of greater cost, either of which could adversely affect our business. If we are not able to obtain licenses from third parties, if necessary, then we may also be subject to litigation to defend against infringement claims from these third parties. Our competitors may be able to obtain licenses or cross-license their technology on better terms than we can, which could put us at a competitive disadvantage.

If we fail to maintain effective internal control over financial reporting in the future, the accuracy and timing of our financial reporting may be adversely affected.

Preparing our consolidated financial statements involves a number of complex manual and automated processes, which are dependent upon individual data input or review and require significant management judgment. One or more of these elements may result in errors that may not be detected and could result in a material misstatement of our consolidated financial statements. The Sarbanes-Oxley Act in the U.S. requires, among other things, that as a publicly traded company we disclose whether our internal control over financial reporting and disclosure controls and procedures are effective. As long as we qualify as an “emerging growth company” under the JOBS Act, we will not have to provide an auditor’s attestation report on our internal controls. During the course of any evaluation, documentation or attestation, we or our independent registered public accounting firm may identify weaknesses and deficiencies that we may not otherwise identify in a timely manner or at all as a result of the deferred implementation of this additional level of review.

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

As of December 31, 2018, we had accumulated net operating losses (NOLs), of approximately $133 million. Varying jurisdictional tax codes have restrictions on the use of NOLs, if a corporation undergoes an “ownership change,” the corporation’s ability to use its pre-change NOLs, R&D credits and other pre-change tax attributes to offset its post-change income may be limited. An ownership change is generally defined as a greater than 50% change in equity ownership. Based upon an analysis of our equity ownership, we do not believe that we have experienced such ownership changes and therefore the annual utilization of our NOLs may not be subject to such limitation at this time. However, should we experience additional ownership changes, our NOL carry forwards may be limited.

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

Following the lead of the European Union (“EU”), various governmental agencies have either already put into place or are planning to introduce regulations that regulate the permissible levels of hazardous substances in products sold in various regions of the world. For example, the RoHS directive for EU took effect on July 1, 2006. The labeling provisions of similar legislation in China went into effect on March 1, 2007. Consequently, many suppliers of products sold into the EU have required their suppliers to be compliant with the new directive. We anticipate that our customers may adopt this approach and will require our full compliance, which will require a significant amount of resources and effort in planning and executing our RoHS program, it is possible that some of our products might be incompatible with such regulations. In such events, we could experience the following consequences: loss of revenue, damages reputation, diversion of resources, monetary penalties, and legal action.

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

Goodwill Impairment Risk

POET’s Board and management are required to analyze on an annual basis whether any intangibles should be impaired, based on a calculation of the likely future cash flows from those assets. The annual impairment test was done by management in the fiscal fourth quarter. Both DenseLight and BB Photonics are regarded by POET’s Board and management as a single unit contributing to the Corporation’s development of an Optical Interposer platform. At the time of their acquisition in mid-2016, the combined purchase price exceeded their combined asset values, resulting in the creation of Goodwill, valued as of December 31, 2018 at $7,681,003. At the time of the initial valuation, no value was attributed to DenseLight’s Intellectual Property, which POET’s Board and management now expect to be a major contributor to the Corporation’s anticipated future cash flows. POET’s Board and management annually assesses the anticipated future cash flows of the Corporation related to this Goodwill and determines if an impairment is necessary. No provision for impairment was required as of the most recently completed financial year.

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

• fluctuations in our operating results and our financial condition;

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

As of April 22, 2019, our 52-week high and low closing market prices for our common stock on the TSXV were CA$0.56 and CA$0.23.

We have historically obtained, and expect to continue to obtain, additional financing primarily by way of sales of equity, which may result in significant dilution to existing shareholders.

We have not earned profits, so the Company’s ability to finance operations is chiefly dependent on equity financings. Since 2012 we raised approximately US$60.5 million (net of share issue costs) in equity financing through private placements or the exercise of stock options and warrants in support of the Company’s business, which has resulted in significant dilution to existing shareholders. Further equity financings will also result in dilution to existing shareholders, and such dilution could be significant.

Future sales of common stock or warrants, or the prospect of future sales, may depress our stock price.

Sales of a substantial number of shares of common stock or warrants, or the perception that sales could occur, could adversely affect the market price of our common stock. Additionally, as of April 22, 2019, there were outstanding options to purchase up to 26,969,384 shares of our common stock that are currently exercisable and additional outstanding options to purchase up to 17,834,345 shares of common stock that are exercisable over the next several years. As of April 22, 2019, there were outstanding warrants to purchase 48,034,350 shares of our stock and broker compensation units to purchase 1,505,442 units. Each compensation unit is convertible into one common share and one-half common share purchase warrant. The holders of these options, warrants and compensation units have an opportunity to profit from a rise in the market price of our common stock with a resulting dilution in the interests of the other shareholders. The existence of these options, warrants and compensation units may adversely affect the terms on which we may be able to obtain additional financing. The weighted average exercise price of issued and outstanding options is CAD$0.70, the weighted average exercise price of warrants is CAD$0.56 and the weighted average exercise price of the compensation units is CAD$0.55, which compares to the CAD$0.32 market price at closing on April 22, 2019.

Dilution through exercise of share options could adversely affect the Company’s shareholders.

Because the success of the Company is highly dependent upon its employees, the Company has granted to some or all of its key employees, directors and consultants options to purchase common shares as non-cash incentives. To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted. As of April 22, 2019, there were 44,803,729 share purchase options outstanding with a weighted average exercise price of CAD$0.70, 48,034,350 share purchase warrants outstanding with a weighted average exercise price of CAD$0.56 and 1,505,442 compensation units outstanding with a weighted average price of CAD$0.55. If all of these securities were exercised, an additional 94,143,521 common shares would become issued and outstanding. This represents an increase of 32.7% in the number of shares issued and outstanding and would result in significant dilution to current shareholders.

The risks associated with penny stock classification could affect the marketability of the Company’s common shares and shareholders could find it difficult to sell their shares.

The Company’s common shares are subject to “penny stock” rules as defined in Exchange Act Rule 3a51-1. The SEC adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities listed on certain U.S. national securities exchanges, provided that current price and volume information with respect to transactions in such securities is provided by the exchange).

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

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Company’s common shares in the United States and shareholders may find it more difficult to sell their shares.

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

Neither Canadian law nor our Articles or By-laws limit the right of a non-resident to hold or vote common shares of the Company, other than as provided in the Investment Canada Act (the “Investment Act”), as amended by the World Trade Organization Agreement Implementation Act (the “WTOA Act”). The Investment Act generally prohibits implementation of a direct reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a “Canadian,” as defined in the Investment Act (a “non-Canadian”), unless, after review, the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in the common shares of the Company by a non-Canadian (other than a “WTO Investor,” as defined below) would be reviewable under the Investment Act if it were an investment to acquire direct control of the Company, and the value of the assets of the Company were CA$5.0 million or more (provided that immediately prior to the implementation of the investment the Company was not controlled by WTO Investors). An investment in common shares of the Company by a WTO Investor (or by a non- Canadian other than a WTO Investor if, immediately prior to the implementation of the investment the Company was controlled by WTO Investors) would be reviewable under the Investment Act if it were an investment to acquire direct control of the Company and the value of the assets of the Company equaled or exceeded certain threshold amounts determined on an annual basis. The threshold for a pre-closing net benefit review depends on whether the purchaser is: (a) controlled by a person or entity from a member of the WTO; (b) a state- owned enterprise (SOE); or (c) from a country considered a “Trade Agreement Investor” under the Investment Act. A different threshold also applies if the Canadian business carries on a cultural business. The 2019 threshold for WTO investors that are SOEs will be $416 million based on the book value of the Canadian business' assets, up from $398 million in 2018. The 2019 thresholds for review for direct acquisitions of control of Canadian businesses by private sector investor WTO investors ($1 billion) and private sector trade- agreement investors ($1.5 billion) remain the same and are both based on the "enterprise value" of the Canadian business being acquired.

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

The Company has discretion in the use of the net proceeds from any offering of equity securities. The Company may elect to allocate proceeds differently from its initial or current intentions. The failure by the Company’s management to apply these funds effectively could have a material adverse effect on its business.

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

The following is a graphic description of the Company and its subsidiaries:

OPEL Solar Inc. and ODIS Inc.

OPEL Solar, Inc. (OPEL)

OPEL is a wholly-owned subsidiary of POET Technologies and is the assignee for all patents and patent applications filed by the Company.

ODIS Inc. (“ODIS”)

ODIS is a wholly owned subsidiary of OPEL Solar, Inc. and is the developer of the POET platform semiconductor process IP for fabrication of integrated circuit devices containing both electronic and optical elements in a single package ("hybrid integration").

BB Photonics Inc. and BB Photonics UK Ltd.

BB Photonics develops photonic integrated components for the datacenter market utilizing embedded dielectric technology that is intended to enable on-chip athermal wavelength control which lowers the total solution cost of datacenter photonic integrated circuits.

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

On February 4, 2019 the Company announced that it signed a non-binding Letter of Intent (LOI) for the sale of the capital stock of its Singapore-based DenseLight subsidiary. Key terms of the non-binding LOI include proposed cash consideration in the range of US$26 - $30 million (CAD$34.5 – CAD$40 million), including a US$4 million (CAD$5.3 million) earn-out provision, no-shop and confidentiality clauses, and an undertaking to enter into key operating agreements, including a preferred supply agreement and a long-term strategic cooperation agreement among the parties. The parties expect to complete the signing of the definitive transaction agreements on or before September 15, 2019.

The Company operates geographically in the United States, Canada and Singapore

Capital Expenditures

Our capital expenditures for the last three years, which principally consist of purchases of research and development equipment and instrumentation and patents are as follows:

Period	Capital Expenditure	Purpose
Fiscal 2018	$3,785,760	Instruments, equipment and patents
Fiscal 2017	$1,030,340	Instruments, equipment and patents
Fiscal 2016 (1)	$10,985,852	Instruments, equipment and patents

(1) As part of the acquisition of DenseLight and BB Photonics, the Company acquired $8,706,029 of leasehold improvements, machinery and office equipment, and $900,131 of intangible assets. The Company spent and additional $1,379,692 in cash ($1,281,170 spent in 2016 and $98,522 spent in 2015) in acquiring equipment and patents.

The Company’s registered office is located at Suite 1107, 120 Eglinton Avenue East, Toronto, Ontario, Canada M4P 1E2 and its phone number is (416) 368-9411. The Company has operations at Suite 107, 780 Montague Expressway, San Jose, CA, 95131 and 6 Changi North Street 2, Singapore, 498831.

B.	Business Overview

Corporate Overview

Overview

We design, develop, manufacture and sell both discrete and integrated opto-electronic solutions for the sensing, data communications and telecommunications markets. In addition to manufacturing a range of Indium Phosphide (InP)-based light sources, POET has developed and is marketing its proprietary POET Optical Interposer™ platform. The POET Optical Interposer utilizes a novel dielectric waveguide technology that allows the integration of electronic and photonic devices into a single multi-chip module. The integration of devices into a single package is achieved by applying advanced wafer-level semiconductor manufacturing techniques and novel packaging methods developed by POET. POET’s “photonics in a package” eliminates costly components, assembly and testing methods employed in conventional photonics solutions. In addition to lowering costs compared to conventional devices, POET’s Optical Interposer provides a flexible and scalable platform for a variety of photonics applications ranging from data centers to consumer products.

20

POET’s Optical Interposer is a platform technology upon which multiple applications can be based, including transceivers for data- and tele-communications, integrated photonics on electronic switching devices, low-cost components for the networking and cellular markets, automotive LIDAR and a plethora of sensing and other applications using light as a medium for data transmission. In each case, devices traditionally associated with photonics, such as laser diodes, light emitting diodes, detectors, amplifiers and the associated waveguides and other passive devices are designed specifically in the context of the Optical Interposer to meet the needs and functions of specific applications.

POET has targeted as the first application of the Optical Interposer the development of Optical Engines for transceivers. Transceivers are used to convert digital electronic signals into light signals and to transmit and receive those light signals via fiber optic cables within datacenters and between datacenters and metropolitan centers in a vast data and tele-communications network. We expect to deliver prototypes of certain types of Optical Engines by mid-2019. These prototypes are expected to address a small portion of the market for Optical Engines. Continued development of the prototypes will add several commonly used communication protocols and data speeds, to increase the functionality of the Optical Engine from receive only to transmit and receive, thus improving device capability and performance. Concurrently, we also intend to develop additional applications for the Optical Interposer platform in the telecom, LIDAR and sensing markets.

Virtually all of POET's R&D expenditures in recent years are in some way connected to the Optical Interposer. We expect to continue to spend the large majority of our R&D resources for the foreseeable future on Optical Interposer-based products across a wide variety of potential applications. The only other R&D expenditures that we have or may incur relate to conventional non-interposer-based products that we develop and manufacture for our legacy sensing product lines that represent the majority of our current sales. However, we intend to develop and transition these products to the Optical Interposer, because of the resulting cost and performance advantages that it provides.

POET’s Optical Interposer development program consists of over 20 development projects in three areas: 1) Active Component Development, which includes a variety of application-specific Indium Phosphide (InP)-based lasers, detectors and modulators; 2) Passive Component Development, which includes application-specific filters, mux-demux devices, waveguides and spot size converters, all designed and fabricated using POET’s proprietary dielectric materials and processes; and 3) Core Integration Process Development, which includes processes such as assembly, hermetic sealing, flip-chip techniques, reflection management, and wafer-level test. In order to optimize our development resources, we have taken a “building block” approach, beginning with the most fundamental functions needed for the Optical Interposer in each of these three areas. The Optical Interposer is unique in the industry, incorporating several “first time ever” implementations of advanced optics and semiconductor packaging techniques and completely new, novel designs for components. To minimize risk and maximize the probability of successful outcomes, we run parallel development programs, both internal and external. Our external programs engage development partners or subcontractors to provide devices, process expertise or equipment that we do not have internally.

As a platform technology, Optical Interposer development does not have a specific end-point. Each application of the Optical Interposer requires development specific to the application. POET’s product roadmap is currently focused on the development of Optical Engines for optical transceivers. Optical Engines include all of the photonics-related components of a transceiver but does not include several of the electronic devices for a functioning transceiver module nor does it include the external packaging and optical fibers. The electronics include such devices as Trans Inductance Amplifiers (TIA’s), laser drivers, etc. that are produced by major semiconductor manufacturers. However, Optical Engines represent the majority of the cost and value of most optical transceivers.

The “active” components that are included in a POET Optical Engine include lasers, detectors and modulators fabricated on InP substrates. To exploit the unique functionality of the Optical Interposer, each of these devices must be made to a design that integrates spot size converters (“SSCs”) and allows the device to be compatible with a flip-chip assembly process. Our DenseLight subsidiary has been engaged for the past two years in the development of designs and process technologies to build such devices for the Optical Interposer. To accelerate the development process, we have either combined efforts with development partners, purchased wafers to specific designs or licensed technology as a means to supplement our internal development efforts. One of our earliest internal developments is a QuadPIN photodetector, which was introduced to customers for qualification in late 2018 at 25G1 speeds. We believe the performance of this device can be improved to allow it to be used at 50Gbps speeds, which would be used in 400G transceiver Optical Engines. As we continue that development, we intend to place this device on an Optical Interposer with an integrated thru waveguide in Q2 of 2019, primarily as a means to demonstrate the functionality and versatility of the Optical Interposer platform, rather than as a product for sale. We have supplemented our active component device development with co-development partners and license agreements, including for certain types of lasers and modulators. In particular, we have initiated the development of Optical Interposer-compatible components at Almae, one of our laser development partners. This not only mitigates the risk to internal development and accelerates time to market, but it also ensures a second source of Optical Interposer-compatible active components, a critical part of our strategy going forward.

In parallel to these activities, POET has also directed development programs in the other two areas outside of DenseLight, including Passive Component design and development and Core Integration process development. Passive devices, as mentioned above, include filters, mux-demux devices, waveguides and spot size converters, all designed and fabricated using POET’s proprietary dielectric materials and processes. We recently established a waveguide development lab in Ottawa in association with Mill View Photonics. We plan to expand that effort over time in order to design waveguides for specific applications for the Optical Interposer across several vertical markets. The actual fabrication of the passive devices, which are built on 8-inch diameter silicon wafers is performed by our foundry partner, SilTerra Malaysia (“SilTerra”). The devices fabricated at SilTerra represent the base foundational elements of the Optical Interposer on which the active devices are placed. In early 2018 we transferred the basic processes for the deposition and patterning of our proprietary dielectric material from a university lab to SilTerra. We purchased dedicated equipment in order to preserve the intrinsic intellectual property of the processes, and since early 2018 we have continued to improve those processes in order to make them suitable for high volume manufacturing.

1 Cisco Visual Networking Index: Forecast and Methodology, 2017-2022, White Paper, Executive Summary, Feb. 27, 2019

21

The third area, Core Integration Process Development, highlights the fundamental benefits of the Optical Interposer platform as primarily an advanced packaging technology that allows true wafer-scale assembly and test. We do not believe that such true wafer-scale integration has been achieved by any other technology in the photonics industry. We are able to achieve chip-level integration and wafer-scale assembly, test and packaging because all of the active devices include SSCs and are designed to be placed and “matched” to passive device interfaces on the foundational Optical Interposer wafer using pick-and-place assembly techniques. We achieve high levels of coupling efficiency between each device, eliminating the high cost and cumbersome process of testing each component following placement. Once placed and tested at wafer scale, each Optical Interposer device is sealed, the wafer is separated into hundreds of individual die and the final Optical Engine is ready for shipment to the customer. Each of these process steps, from flip-chipping of devices onto the dielectric, pick and place assembly, hermetic sealing and singulation required substantial innovation and development, including several techniques that are unique in the photonics industry.

In late in 2018 we were approached by two large global networking companies that saw promise in using all or part of our Optical Interposer technology for their 400G transceiver development projects. These projects offered the benefits of payment for development, intersection with major companies at the early stage of their development projects for next generation transceivers, the prestige of working with industry-leading companies, and the potential for our Optical Engines to be included as major components of the planned shipments of transceivers by these companies. We took a major decision to reorder our priorities in order to effectively support these companies. We believe that addressing product-specific requirements with willing partners and committed funding is the optimal way to introduce the Optical Interposer technology to the market. Identifying and overcoming individual technical challenges increases the likelihood of success and promotes innovation. We expect that successful implementation of our designs into component prototypes, combined with the cost advantage inherent in Optical Interposer-based solutions, will lead to additional funding for other products, as well as to contracts for the delivery of production devices, once fully qualified.

The immediate consequence of our decision to work with leading industry partners on 400G transceivers was to accelerate the development of higher performance lasers, modulators and detectors needed for 400G, at the expense of similar programs for 100G. Another factor in our decision-making process was the market forecast for 100G transceivers which has flattened in terms of revenue and appears to be maturing much faster than the industry anticipated. Industry total revenue for 100G transceivers in 2019 is expected to be flat or lower than 2018. With unit volume going up, pricing is down and therefore margins are squeezed even more heavily than before.

Our plan to deliver 400G devices is essentially unchanged from prior plans, which targeted the release of TROE Optical Engine prototypes to customers for qualification2 for in the second half of 2019. Our revised plan calls for all of the required active components, waveguides for certain standards, and core integration processes to be far enough along to allow the Company to produce both 400G prototypes and 100G prototypes during the second half of 2019. We expect to be able to introduce the less complex standards, such as DR4 for 400G and Parallel Single Mode 4-fiber (“PSM4”) for 100G earlier in the second half than the more complex FR4 for 400G and Coarse Wavelength Division Multiplexing (“CWDM”) standards. In each case we have multiple parallel programs aimed at these prototype products, utilizing both internal and external development resources.

Further, while we had forecasted the completion of a Receive Only Engine (ROE) for 100G as our first planned prototype, we now expect that there will be little demand for a separate ROE, since customers will be able to qualify a full TROE instead, performing one rather than two qualification cycles for a more complete solution. However, a 100G TROE with a CWDM filter represents the second generation of transceivers being adopted and a standard which is expected to be dominant in the 100G datacom market in China. Early adopters of 100G transceivers in the United States utilized PSM4, a standard that does not incorporate the highly complex CWDM filter.

The inherent cost advantage of an Optical Interposer-based 100G Optical Engines should still allow entry into the 100G market, but the level of penetration will depend on how far pricing will have fallen by year-end and into 2020. Nevertheless, because of the size of the market and the need for transceiver module suppliers to address margin concerns, an offering of a 100G CWDM TROE could still have major impact on POET’s data-communications revenue over the next one to two years. Due to the relatively large amount of NRE in our 2019 forecast, we do not expect to have to revise our guidance for 2019. Overall, we believe that our revised development roadmap represents a sound foundation for growth in 2020 and beyond.

In addition to the new products in the data communications market noted above, POET expects a significant increase in its Sensing product revenue in 2019. Recent trends have been positive. With some existing customers expanding order size and the addition of new customers, we have a strong pipeline of committed orders. Expanded laser product-lines in CW, FP and DFB configurations and in high-value NLW modules which address new and complex applications in the sensing market are in high demand. In addition, by incorporating the packaging innovations developed for the Optical Interposer, we expect that in mid- to late 2019 the Company will be in a position to introduce a differentiated sensing product-line at lower cost and higher performance.

2 “G” is an abbreviation for “Giga bits per second”, the rate at which the device transmits or receives data.

22

In recent quarters, POET has taken major steps to advance its development of Interposer-based new products, including through the purchase of equipment, improvement of facilities and the strengthening of its engineering team with more highly qualified talent and larger staff, all represented in POET’s consolidated financial statements through additions to fixed assets and increased operating expenses. Certain additional capital equipment may be needed to enhance our development and production capabilities, but we expect only marginal increases in operating expenses over the next 3 to 4 quarters, as we are able to address the needs of our customers with our existing engineering staff and production facilities. The next few quarters will be devoted to the successful completion of funded development programs, the introduction of new devices into qualification cycles with customers, and preparation for higher production volumes in subsequent quarters. As a result of the recently announced contractual commitments for Optical Interposer sub-assembly prototypes, other anticipated Optical Engine prototype orders in late 2019, increases in Sensing product revenue and improvement of overall gross margins described below, we expect our DenseLight subsidiary to have a material increase in revenues in 2019. Should the Company’s structure continue with DenseLight as a subsidiary (see “Potential Sale of DenseLight Subsidiary” below), forecasted revenue would be in the range of approximately $8 to $10 million, though we do not expect to reach cash break-even until 2020. Gross Margins should increase as a result of the proportion of higher margin development contracts for Non-Recurring Engineering (NRE) compared to products sales, which utilizes POET’s existing engineering and operations staff. In addition, we plan to continue product development with an expansion of opportunities in markets beyond data communications for our Optical Interposer technology, such as telecommunications, Automotive LIDAR, and integration with Application Specific Integrated Circuits (ASICs), including switches and graphics generators.

Industry Background

Since the introduction of the smartphone, people have fundamentally changed the way they communicate, socialize, and interact among themselves and the data around them. Today, smartphones and other such devices allow us to capture, create and communicate enormous amounts of content. The explosion in data, storage and information distribution is driving extraordinary growth in internet traffic and cloud services. The expected growth in the networking and data communication market is the result of many factors, among them being, the growth of wireless and mobile traffic (which will account for 71% of total Internet Provider (IP) traffic by 20223), social media activity, the progression of video transmission, the emergence of imaging such as virtual/augmented/mixed reality and 3D video, the continued migration to cloud storage, the propagation of sensors feeding the Internet of Things, and the evolution of big data analytics and machine learning/artificial intelligence. These factors will continue to drive a long-term increased demand for more capacity and higher speeds.

Photonics has traditionally been employed to transmit and receive data over long distances because light can carry considerably more content and data at faster speeds than other means of transmission, such as radio waves or copper wires. Optical transmission becomes more energy efficient as compared to electronic alternatives when the transmission length and speed increase. As a natural consequence, optics are systematically replacing copper in many of the data center communication links where speed, bandwidth and energy are at a premium. Data center operators are increasing the size and scale of their facilities, while simultaneously looking to component suppliers for solutions capable of providing higher data transmission rates. Within data centers, data communications over distances 500 m to 2 km have already been transitioned from inherently lower speed copper cable to optical fibers. Furthermore, short reach communications, either rack-to-rack or within the rack as well as those requiring speeds of up to 100G, are now increasingly being converted from copper to optical cables.

Outside the Data Centers, future 5G build-out of mobile communications will drive speed and capacity requirements closer to the user with significant reduction in latency. Compared to 4G, 5G technology standard offers much faster download and upload speed, minimum delay in data communication and processing, as well as much higher density in device connections. 5G will enable advances in virtual reality, augmented reality, autonomous driving, high-definition video, and the Internet of Things, among other applications. All of these applications require advanced photonics devices to provide higher speeds and more bandwidth.

3 “Qualification” of new devices or components, demonstrating adherence to both customer specifications and industry standards, is done both by POET and by our individual customers. The period over which device testing occurs may extend from three to six months or longer, depending on the device, the qualification tests required and the customer. We have estimated that the qualification of its “passive” devices, which do not contain “active”, light-emitting components should average approximately three months and that active device-containing components should average approximately six months. However, with any particular device, test or customer, the qualification period may be shorter or longer.

Photonics Markets

The two target markets in which we currently sell or plan to sell products near-term are Photonic Sensing and Optical Data Communications.

The Photonic Sensing market (which consists of fiber optic, image, bio-photonic and other sensors for the oil & gas, defense, transportation, energy, healthcare consumer electronics and other industries) is projected to grow to approximately US$20 billion by 2022, with about a 15% CAGR between 2016 and 2022.4 Major segments include the following:

•	Test & Measurement - monitoring equipment for communication, components and material testing, as well as sensing equipment such as distributed temperature and strain measurement;
•	Structural Health Monitoring - systems to monitor the power grid, and fiber optic-based sensors in rail lines, nuclear facilities, etc.
•	Guidance and Navigation - navigational guidance systems, gyrocompasses, and optical-based systems for navigating self-driving automobiles; and
•	Medical and Health Care - devices for non-invasive blood glucose monitoring, pulse-oximeter devices, and ophthalmic examination.

Market segments in Photonic Sensing are typically served by large system providers, so component sales of lasers and detectors represents approximately 10% of any given system market segment.

The Optical Communications Market (which includes optical switching equipment, fiber optic transmission systems, transceivers, etc. for all industries) is forecasted to grow at about 9% CAGR over the period from 2017 to 2023, to US$24 billion from a current US$15 billion.5 System and component growth is driven largely by global Internet Provider (IP) traffic, which is expected to nearly triple from 2017 to 2022, representing a 26% CAGR.6 Within the overall Data Communications market, photonic transceivers will represent a $25 billion market opportunity in 2025, according to Oculi, llc.7 The primary segments for photonic transceivers are Ethernet, wide area network (WAN) and dense wavelength division multiplexing (DWDM), all of which are predominantly addressed by InP-based optical technologies. Ethernet transceivers are forecasted to grow to $7.4 billion by 2025 with 100G driving a majority of the growth. Within Ethernet, singlemode transceivers based on InP devices are forecasted to outgrow multimode transceivers based on GaAs devices by a factor of 6:1. Segmented by distance, the majority of growth is expected in the <10km segment ($4.3 billion by 2025).8

Integrated photonic transceivers, incorporating approaches comparable to that of POET, are expected to overtake those using discrete components by 2021, growing from a current $3.2 billion to $20 billion in 20259. Within this market, POET is focused on the highest growth segments, including Wavelength Division Multiplexing (WDM) for medium-reach (500m – 2km) Ethernet datacom connections and Wide Area Network protocols for long-reach or metro applications (2km – 10km). The majority of today’s discrete transceiver suppliers are shipping 100G transceivers in a 4x25G format, having developed assembly methods for placing multiple laser chips on one substrate and coupling the output into one fiber using micro-optic filters and other elements. POET’s approach is to use the Optical Interposer to combine multiple active and passive devices into a single package, or “Optical Engine”, which when combined with control electronics and an outer housing, constitutes a pluggable optical transceiver. We plan to sell our Optical Engines to manufacturers and assemblers of optical transceiver modules. We believe our Optical Engine solution will be cost competitive with conventional modules as well as silicon photonics in the <2km data center market, and it should be scalable to 10km, and support 200G and 400G datacom speeds.

4 Market Research Future Photonic Sensors Market Research Report – Global Forecast to 2022, Feb. 27, 2019

5 Market Research Future Optical Communications Market Research Report – Global Forecast to 2023, January 2019

6 Cisco VNI, Forecast Overview, Feb. 27, 2019

7 Oculi, llc, Estimates for 2025 commissioned by POET Technologies, Inc., March 2017

8 Ibid

9 Ibid

Our Products

We are currently engaged in the development of 100G and 400G Transmit and Receive Optical Engines (TROE) for 100G and 400G transceiver assemblies.

We expect our InP-based solutions from our DenseLight subsidiary will add to the Company’s current and future product portfolio, including:

•	Broadband Super-Luminescent LEDs (Light Emitting Diodes)
•	Narrow Linewidth Lasers
•	DFB (Distributed Feedback) Lasers for Data Communications
•	High Power ELEDs (Edge Emitting Light Emitting Diodes)
•	Integrated CWDM Solutions

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

We believe the principal competitive factors in our target markets include the following:

•	use of internally manufactured components;

•	product breadth and functionality;

•	timing and pace of new product development;

•	breadth of customer base;

•	technological expertise;

•	reliability of products;

•	product pricing; and

•	manufacturing efficiency.

We believe that we can compete favorably with respect to the above factors based on our GaAs and InP processes, the projected performance and anticipated inherent reliability of our products, and our technical expertise in photonic engine design and manufacture.

Intellectual Property

We have 62 issued patents and 14 patent applications pending, including six that have been filed since July of 2018. The patents cover device structures, underlying technology, applications of the technology and fabrication processes. We believe these patents provide a significant barrier to entry against competition, along with trade secrets and know-how acquired from DenseLight and BB Photonics and further developed by POET. We intend to continue to apply for additional patents in the future. Currently, we are working on the design of integrated devices, manufacturing processes, and products for data communication applications in the data center market, along with products for photonic sensing markets that employ novel packaging technologies.

Fabrication and Assembly Capabilities

We provide one-stop design and manufacturing solutions, from photonics design and simulation, epitaxial growth, wafer fabrication, chip production, in-line optical coating, sub-mounting, photonic measurements, product testing and screening. We are operationally ready for responsive prototyping and quality production. The 50,000 sq. ft. purpose-built facility in Singapore houses our R&D, product design and manufacturing operations under one roof. Its 15,000 sq. ft. clean room is fully equipped for enabling vertically integrated volume manufacturing, from wafer fabrication to test and packaging. We are ISO9001 certified in Singapore processing Indium Phosphide (InP) and Gallium Arsenide (GaAs) based opto-electronic devices and photonic integrated circuits through our in-house wafer fabrication and assembly & test facilities.

We have an experienced team with deep know-how in GaAs and InP semiconductors wafer processing and we continue to build on this technical base. Together with our operationally ready manufacturing and photonics design center, various ODM and design-in programs can be supported for both discrete and integrated optical components.

25

Potential Sale of DenseLight Subsidiary

In January 2019, the Company was approached by a third-party interested in purchasing our DenseLight InP fabrication facility in Singapore. We took this offer seriously for several reasons, including the party’s financial strength, its interest in investing in both R&D and high-volume manufacturing capacity for InP-based devices, and our desire to invest more of our limited resources in Optical Interposer-based solutions. Our Board of Directors and senior management engaged in a review of the status of our development programs and the areas in which we would need to invest capital and human resources in the coming months and years. As a result of this review, we concluded that there were significant benefits to the Company and its shareholders if we would adopt a “fab-light”10 strategy, which is a common business model in the semiconductor industry. Such a strategy would allow the Company to invest more in design and development of Optical Interposer-based solutions, expand our marketing and sales presence globally and spend less on capital equipment and maintenance of facilities, enabling a faster path to profitability. Importantly, our review of our development programs concluded that sufficient fundamental work in the development of “active” InP-based devices designed specifically for the Optical Interposer had been completed. Additional development work that might be needed could continue and be completed under contract with DenseLight or others, without the need to own the facility. On February 3 2019, we signed a non-binding Letter of Intent (LOI) for the sale of the capital stock of our Singapore-based DenseLight subsidiary.

As of the publication of this MD&A, we are engaged with the third-party in detailed negotiations on the specific terms of the transaction, including the terms of a supply agreement with DenseLight for custom InP-based devices for the Optical Interposer, as well as a strategic cooperation agreement intended to keep our mutual objectives for the growth of both companies in concert following the divestment and over the longer term. In addition, we are conducting internal reviews of our plans, programs, personnel and budgets for the Company post-divestment. We are now committed to pursuing our “fab-light” strategy and selling our DenseLight subsidiary, if necessary to another of several interested parties if the current negotiations are not successful. As a direct result of this decision, our Financial Statements beginning with Q1 of 2019 will treat DenseLight as “discontinued operations”.

Our Strategy

Our vision is to become a global leader in photonics by deploying an Optical Interposer-based approach to the integration of photonics devices into a wide variety of vertical market applications. Our strategy includes the following key elements:

· Introduce the Optical Interposer concept to suppliers of transceivers and data center operators and form commercial partnerships for product development. Because of the magnitude of the cost savings that may be derived from the use of POET’s Optical Engines for transceiver applications, we expect to generate significant interest among both the suppliers of transceiver modules and their ultimate customers, the data center operators. In addition, the POET Optical Interposer provides a straightforward and cost-effective path to higher speed transceivers, including up to 400G and higher, providing a single platform that can span several device generations. We anticipate that several companies will be interested in pursuing commercial partnerships with POET in order to qualify and design-in our Optical Engines.

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

Geographic Distribution of Revenue

Revenue and geographic markets for 2018, 2017 and 2016 were approximately as follows:

Region	2018	2017	2016
Asia – Pacific	$1,971,000	$1,593,000	$1,066,000
Europe	$1,191,000	$866,000	$657,000
North & South America	$726,000	$335,000	$138,000

10 “Fab-light” does not mean “fab-less”, as significant portions of our Intellectual Property are embedded in the processes that we have developed that are themselves integral to the equipment and functioning of the Optical Interposer. By purchasing our own equipment and placing the equipment in a foundry, for example, we are able to preserve confidentiality and ownership of such critical IP. As a result, even with a “fab-light” strategy, we expect to continue to invest in capital equipment, but not at the same level as owning and supporting an entire InP wafer fabrication facility.

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

The Company’s head Canadian office is located in a 400 sq. ft. leased office space in Toronto, Ontario, Canada. The US based operations are in a leased 2,730 sq. ft. space in San Jose, California . In Singapore, we provide one-stop design and manufacturing solutions, from photonics design and simulation, epitaxial growth, wafer fabrication, chip production, in-line optical coating, sub-mounting, photonic measurements, product tests and screening. The 50,000 sq. ft. purpose-built facility in Singapore houses its R&D, product design and manufacturing operations under one roof. Its 15,000 sq. ft. clean room is fully equipped for enabling vertically integrated volume manufacturing, from wafer fabrication to test and packaging. We are ISO9001 certified in Singapore processing Indium Phosphide (InP) and Gallium Arsenide (GaAs) based optoelectronic devices and photonic integrated circuits through our in-house wafer fabrication and assembly & test facilities

The Company believes that its existing facilities are adequate to meet its needs for the foreseeable future. The adoption of a “fab light” strategy would not result in the need to procure facilities and equipment beyond what the Company currently possesses.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not Required.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with the audited consolidated financial statements of the Company and the related notes for the years ended December 31, 2018, 2017 and 2016 and the accompanying notes thereto included elsewhere in this Annual Report. This discussion contains forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those anticipated by forward-looking information due to factors discussed under “ITEM 3.D. Risk Factors” and “ITEM 4.B. Business Overview.”

A.	Operating Results

Critical Accounting Policies and Estimates

The Company prepares its audited consolidated financial statements in accordance with IFRS as issued by the IASB, which differs from U.S. GAAP. The preparation of financial statements in accordance with IFRS requires the use of certain critical accounting assumptions and estimates. These assumptions are limited by the availability of reliable comparable data and the uncertainty of predictions concerning future events. It also requires management to exercise judgment in applying the Company’s accounting policies. The Company believes that the estimates and assumptions upon which it relies are reasonable based upon information available at the time that these estimates and assumptions are made. Actual results could differ from these estimates. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed below.

Basis of presentation

These consolidated financial statements include the accounts of POET Technologies Inc. and its subsidiaries. All intercompany balances and transactions have been eliminated on consolidation.

Financial Instruments

IFRS 9 introduced new classification and measurement models for financial assets. The investment classifications held-to-maturity and available-for-sale are no longer used and financial assets at fair value through other comprehensive income ("FVTOCI") were introduced. Financial assets held with an objective to hold assets in order to collect contractual cash flows which arise on specified dates that are solely principal and interest are measured at amortized cost using the effective interest method. Debt investments held with an objective to hold both assets in order to collect contractual cash flows which arise on specified dates that are solely principal and interest as well as selling the asset on the basis of fair value are measured at FVTOCI. All other financial assets are classified and measured at fair value through profit or loss ("FVTPL"). Financial liabilities are classified as either FVTPL or other financial liabilities, and the portion of the change in fair value that relates to the Company's credit risk is presented in other comprehensive income (loss). Instruments classified as FVTPL are measured at fair value with unrealized gains and losses recognized in net income (loss). Other financial liabilities are subsequently measured at amortized cost using the effective interest method.

Transaction costs that are directly attributable to the acquisition or issuance of financial assets and financial liabilities, other than financial assets and financial liabilities classified as FVTPL, are added to or deducted from the fair value on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities classified as FVTPL are recognized immediately in consolidated net income (loss).

Derecognition

Financial assets

The Company derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Company neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset. Any interest in transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability.

Financial liabilities

A financial liability is derecognized from the balance sheet when it is extinguished, that is, when the obligation specified in the contract is either discharged, cancelled or expires. Where there has been an exchange between an existing borrower and lender of debt instruments with substantially different terms, or there has been a substantial modification of the terms of an existing financial liability, this transaction is accounted for an extinguishment of the original financial liability and the recognition of a new financial liability. A gain or loss from extinguishment of the original financial liability is recognized in profit or loss.

The Company's financial instruments include cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities.

The following table outlines the classification of financial instruments under IAS 39 and the revised classification on the adoption of IFRS 9:

	Original classification	New classification
	under IAS 39	under IFRS 9
Financial Assets
Cash and cash equivalents	Loans and receivables	Amortized cost
Short-term investments	FVTPL	Amortized cost
Accounts receivable	Loans and receivables	Amortized cost

Financial Liabilities
Accounts payable and accrued liabilities	Amortized costs	Amortized cost

Convertible debentures are accounted for as a compound financial instrument with a debt component and a separate equity component. The debt component of these compound financial instruments is measured at fair value on initial recognition by discounting the stream of future interest and principal payments at the rate of interest prevailing at the date of issue for instruments of similar term and risk. The debt component is subsequently deducted from the total carrying value of the compound instrument to derive the equity component. The debt component is subsequently measured at amortized cost using the effective interest rate method. Interest expense based on the coupon rate of the debenture and the accretion of the liability component to the amount that will be payable on redemption are recognized through profit or loss as a finance cost.

Cash and cash equivalents

Cash and cash equivalents consist of cash in current accounts of $2,267,868 and funds invested in US Term Deposits of $300,000 earning interest at 1.31% and maturing in less than 90 days.

Cash and cash equivalents include restricted funds of $218,888 which serves as a bank guarantee for the purchase of certain equipment. The bank guarantee is reduced on a monthly basis by $10,424 which is amount paid monthly in settlement of the outstanding balance on the equipment.

Short-term investments

The short-term investments of nil at December 31, 2018, nil at December 31, 2017 and $589,275 at December 31, 2016 consisted of guaranteed investment certificates ("GICs") held with one Canadian chartered bank and earn interest at a rate of 0.50%.

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

In determining a default provision, the Company utilizes a provision matrix, as permitted under the simplified approach to measure expected credit losses. In doing so we considered historical credit losses, forward-looking factors specific to our debtors and other macro-economic factors to arrive at expected default rates. The default rates are then applied to the Company's aging to determine expected credit losses. The carrying amount of trade receivables is reduced by the expected credit losses. If the financial conditions of these customers were to deteriorate and the Company determines that no recovery of a trade receivable is possible, the amount is deemed irrecoverable and subsequently written-off.

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

The Company reported an impairment loss of $156,717 for the year ended December 31, 2018 (2017 - nil, 2016 - $63,522).

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

The Company performed its annual test for goodwill impairment at December 31, 2018. The Company utilized a five-year cash flow forecast using the annual budget approved by the Board of Directors as a basis for such forecasts. Cash flow forecasts beyond that of the budget were prepared using a stable growth rate for future periods. These forecasts were based on historical data and future trends expected by the Company. The Company's valuation model also takes into account working capital and capital investments required to maintain the condition of the assets. Forecasted cash flows were discounted using an after-tax rate of 32%.

Based on the impairment tests, the value in-use of the CGU to which goodwill is applicable exceeds the carrying amount. As a result, no provision for impairment of goodwill was provided.

Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, deferred income taxes are provided on differences between the financial reporting and income tax bases of assets and liabilities and on income tax losses available to be carried forward to future years for tax purposes. Deferred income taxes are measured using the substantively enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. Deferred tax assets are only recognized if the amount is expected to be realized in the future.

Recently Enacted U.S. Federal Tax Legislation

Introduced initially as the Tax Cuts and Jobs Act, the Act to Provide for Reconciliation Pursuant to Titles II and V of the Concurrent Resolution on the Budget for Fiscal Year 2018 (the “Act”) was enacted on December 22, 2017. The Act applies to corporations generally beginning with taxable years starting after December 31, 2017 and reduces the corporate tax rate from a graduated set of rates with a maximum 35% tax rate to a flat 21% tax rate. Additionally, the Act introduces other changes that impact corporations, including a net operating loss (“NOL”) deduction annual limitation, an interest expense deduction annual limitation, elimination of the alternative minimum tax, and immediate expensing of the full cost of qualified property. The Act also introduces an international tax reform that moves the U.S. toward a territorial system, in which income earned in other countries will generally not be subject to U.S. taxation. However, the accumulated foreign earnings of certain foreign corporations will be subject to a one-time transition tax, which can be elected to be paid over an eight-year tax transition period, using specified percentages, or in one lump sum. NOL and foreign tax credit (“FTC”) carryforwards can be used to offset the transition tax liability. As a result of this new regulation, the Company reduced its deferred tax assets by $9,472,000 in 2017.

Revenue recognition

Revenue is measured based on the consideration specified in a contract with a customer and excludes amounts collected on behalf of third parties. The Company recognizes revenue when it transfers control over a product or service to a customer.

Sale of goods

Revenue from the sale of goods is recognized, net of discounts and customer rebates, at the point in time the transfer of control of the related products has taken place as specified in the sales contract and collectability is reasonably assured.

Service revenue

The Company provides contract services, primarily in the form of non-recurring revenue ("NRE") where control is passed to the customer over time. The contracts generally provide agreed upon milestones for customer payment which include but are not limited to the delivery of sample products, design reports and test reports. The customer makes payment when it has approved the delivery of the milestone. The Company must determine if the contract is made up of a series of independent performance obligations or a single performance obligation. Where NRE contracts contain multiple performance obligations for which a standalone transaction price can be assessed, revenue is recognized as each performance obligation is satisfied. Where NRE contracts contain a single performance obligation to be settled over time, revenue is recognized progressively based on the output method.

The Company recently adopted IFRS 15 - Revenue from Contracts from Customers on January 1, 2018.

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

Government grants from the United States are based on the agreed upon milestones of the projects. PIC Grants are offered as a percentage of qualifying expenditures. PIC Grants are paid out in cash. Other income earned on government grants in 2018 was nil (2017 - nil, 2016 - $14,027).

Research and Development Credits

The Company is eligible to receive cash credits for certain qualifying research and development expenses based on actual spending over a three-year period, with an expectation that the credits will not exceed a certain dollar value over the three year period. At December 31, 2018, the Company has a recoverable amount of $1,905,593 relating to these research and development credits (2017 - $1,287,539, 2016 - nil) and is classified as prepaid and other current assets. Qualifying recovery of $1,481,260 have been recorded for the year ended December 31, 2018 (2017 - $1,695,383, 2016 - nil) and is included in other income.

Intangible assets

Research and development costs

Research costs are expensed in the year incurred. Development costs are also expensed in the year incurred unless the Company believes a development project meets IFRS criteria as set out in IAS 38, Intangible Assets, for deferral and amortization. IAS 38 requires all research costs be charged to expense while development costs are capitalized only after technical and commercial feasibility of the asset for sale or use have been established. This means that the entity must intend and be able to complete the intangible asset and either use it or sell it and be able to demonstrate how the asset will generate future economic benefits. Development costs are tested for impairment whenever events or changes indicate that its carrying amount may not be recoverable.

In-Process Research and Development

Under IFRS, in-process research and development ("IPR&D") acquired in a business combination that meets the definition of an intangible asset is capitalized with amortization commencing when the asset is ready for use (i.e., when development is complete). The Company acquired $714,000 of IPR&D when it acquired BB Photonics Inc. in 2016. The development of this IPR&D is still incomplete, therefore no amortization has been charged against IPR&D.

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

Recent accounting pronouncements

IFRS 15, Revenue from Contracts with Customers ("IFRS 15"). The IASB issued IFRS 15, which is effective for annual periods beginning on or after January 1, 2018. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time and over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The Company adopted the policy using the modified retrospective method.

IFRS 9, Financial Instruments, replaces IAS 39, Financial Instruments: Recognition and Measurement. The new standard requires entities to classify financial assets as being measured either at amortized cost or fair value depending on the business model and contractual cash flow characteristics of the asset. Financial liabilities are generally classified and measured at fair value at initial recognition and subsequently measured at amortized cost. The Company adopted IFRS 9 on January 1, 2018 using the retrospective approach. The adoption of IFRS 9 did not impact the carrying amounts of the Company's financial assets or liabilities on the adoption date.

The following is a summary of recent accounting pronouncements that may affect the Company:

IFRS 16, Leases (“IFRS 16”) sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, the customer (lessee) and the supplier (lessor). This will replace IAS 17, Leases (“IAS 17”) and related Interpretations. IFRS 16 provides revised guidance on identifying a lease and for separating lease and non-lease components of a contract. IFRS 16 introduces a single accounting model for all lessees and requires a lessee to recognize right-of-use assets and lease liabilities for leases with terms of more than 12 months, unless the underlying asset is of low value, and depreciation of lease assets is reported separately from interest on lease liabilities in the income statement. Under IFRS 16, lessor accounting for operating and finance leases will remain substantially unchanged. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with earlier application permitted for entities that apply IFRS 15, Revenue from Contracts with Customers. The Company intends to adopt this new standard using the modified retrospective method. The adoption of this new standard will result in a right of use asset and liability of approximately $890,000 applicable to leases that will be renewed in 2019. Due to the near term expiry of the Company's current leases, 2018 carrying values will not be impacted. The adoption of the new standard will have no impact on the Company's cash flows.

Selected Annual Data

The selected financial data of the Company for the years ended December 31, 2018, 2017 and 2016 was derived from the audited annual consolidated financial statements of the Company, which have been audited by Marcum LLP, independent registered public accounting firm, as described in their report which is included in this Annual Report.

The information contained in the selected financial data for the 2018, 2017 and 2016 years is qualified in its entirety by reference to the Company’s consolidated financial statements and related notes included under the heading ITEM 17. “Financial Statements” and should be read in conjunction with such financial statements and with the information appearing under the heading ITEM 5 “Operating and Financial Review and Prospects”. Except where otherwise indicated, all amounts are presented in accordance with IFRS as issued by IASB.

The following table relates to the operating results of the Company.

Consolidated Statements of Operations Under International Financial Reporting Standards

(US$)

	Years Ended December 31,
	2018	2017	2016
Revenue	$3,888,185	$2,794,044	$1,861,747
Cost of revenue	1,475,969	1,342,691	946,001
Gross profit	2,412,216	1,451,353	915,746
Operating expenses
Selling, marketing and administration	11,689,204	10,870,741	11,421,604
Research and development	8,692,804	5,442,873	3,165,825
Impairment loss	156,717	-	63,522
Loss on disposal of property and equipment	-	-	46,738
Other income, including interest	(1,505,790)	(1,766,524)	(66,872)
Operating expenses	19,032,935	14,547,090	14,630,817
Net loss from operations	(16,620,719)	(13,095,737)	(13,715,071)
Change in fair value of contingent consideration	-	-	(283,130)
Net loss before income tax recovery	(16,620,719)	(13,095,737)	(13,431,941)
Income tax recovery	(297,940)	(297,940)	(207,257)
Net loss	(16,322,779)	(12,797,797)	(13,224,684)
Deficit, beginning of year	(116,873,153)	(104,075,356)	(90,850,672)
Net loss	(16,322,779)	(12,797,797)	(13,224,684)
Deficit, end of year	$(133,195,932)	$(116,873,153)	$(104,075,356)
Basic and diluted net loss per share	$(0.06)	$(0.05)	$(0.06)

The selected annual information for 2018, 2017 and 2016 can be further analyzed as follows:

Research and development can be analysed as follows:

	2018	2017	2016
Wages and benefits	$4,641,238	$2,839,088	$1,572,567
Subcontract fees	1,288,566	1,044,936	1,013,539
Stock-based compensation	536,321	369,007	373,196
Supplies	2,226,679	1,189,842	206,523
	$8,692,804	$5,442,873	$3,165,825

Selling, marketing and administration costs can be analysed as follows:

Stock-based compensation	$3,485,796	$2,805,917	$3,697,068
Wages and benefits	2,468,001	2,574,978	2,800,878
Depreciation and amortization	2,562,624	2,275,160	1,521,566
General expenses	1,178,536	1,038,857	1,292,341
Professional fees	767,351	624,941	715,716
Management and consulting fees	155,169	229,577	611,861
Rent and facility costs	1,071,727	1,321,311	782,174
	$11,689,204	$10,870,741	$11,421,604

Factors Affecting Our Results of Operations

During the year ended December 31, 2018, the Company generated gross revenue of $3,888,185 and gross profit of $2,412,216 or 62%. The Company’s revenue in 2018 was generated from the sale of sensing products, datacom products and non-recurring engineering revenue (“NRE”) through the Company’s subsidiary DenseLight Semiconductor Pte. Ltd. (“DenseLight”). The Company currently operates at a loss. The loss for 2018 before income taxes was $16,322,779.

During 2018, the Company spent $8,692,804 on research and development activities directly related to the development and commercialization of the POET Optical Interposer Platform (POIP) and the development of photonic sensing products. $11,689,204 was spent on selling, marketing and administration expenses which included non-cash operating costs of $6,584,741, of which $2,562,624 related to depreciation and amortization, and $4,022,117 related to the fair value stock-based compensation. The 2018 loss included other income of $1,505,790 of which $1,481,260 related to the recovery of certain qualifying expenses from the Economic Development Board (EDB) in Singapore. The recovery includes both collected recoveries and an amount to be received in 2019. EDB recoverable for the year ended December 31, 2018 was $1,905,593. The Company also had deferred income tax recovery of $297,940 for the year ended December 31, 2018.

The Company is not exposed to hyperinflationary risks as the Company’s investments and operations are occur in geographic regions with stable economies.

Year Ended December 31, 2018 compared to Year Ended December 31, 2017

Net loss before taxes for the year ended December 31, 2018 was $16,620,719 as compared to net loss before taxes of $13,095,737 for the year ended December 31, 2017. The following explains the $3,524,982 (27%) variance in net loss between December 30, 2018 and December 31, 2017.

Revenue

During 2018, the Company reported revenue of $3,888,185 through its DenseLight subsidiary compared to $2,794,044 in 2017, a 39% increase driven primarily by an increase in product sales and non-recurring engineering (NRE) revenue. In November 2018 the Company received its first orders for POET Optical Interposer-based solutions from leading global networking companies targeting data communication applications, which represented entry into a new served market for the Company’s products. The increase in sales of $1,094,141 contributed to an increase in gross margin from 52% to 62%.

R&D

Total R&D increased by $3,249,931 from $5,442,873 in 2017 to $8,692,804 in 2018. For the purposes of the following R&D analysis, non-cash stock-based compensation of $536,321 (2017 - $369,007) has been excluded and is included with the analysis of non-cash stock-based compensation below.

The largest increase for the comparative periods was R&D which increased by $3,082,617 (61%) to $8,156,483 in 2018 from $5,073,866 in 2017. Since the acquisition of DenseLight and BB Photonics in May and June of 2016 respectively, the Company has systematically increased its R&D activities in an effort to bring new products to market and expand its product portfolio. The increased R&D activity has contributed to the development of the POET Optical Interposer platform utilizing the Company’s proprietary dielectric waveguides. As a result of increased R&D spending in the period, the Company successfully demonstrated the functionality of PIN photodetectors targeting 100G to 400G optical transceivers. New skilled technical human resources, especially in optics and photonics device testing, represent the largest area of increase in R&D. The increase is consistent with the Company’s budgeted R&D activity. Our expectation is that the R&D activity conducted in 2018 will lead to sales of new products in 2019.

Professional fees

Professional fees in the year increased by $142,410 (23%) to $767,351 from $624,941 in 2017. Professional fees increased in 2018 due to a mandatory requirement to conduct annual audits of EDB filings, the preparation of these audits must be conducted by an independent firm, the cost of which must be borne by the Company. No such audit was conducted in 2017. Additional professional fees, including legal fees, were required as the Company reviewed internal policies for best practices and initiated co-development partnerships and agreements with several counterparties as disclosed in 2018. The Company also incurred professional fees related to the filing of its final short form prospectus filed in November 2018.

Non-cash stock-based compensation

Non-cash stock-based compensation increased by $847,193 (27%) to $4,022,117 during 2018 from $3,174,924 in 2017. The valuation of stock options is driven by a number of factors including the number of options granted, the strike price and the volatility of the Company’s stock. The stock option expense is dependent on the timing of the stock option grant and the amortization of the options as they vest. The stock options vest in accordance with the policies determined by the Board of Directors at the time of the grant consistent with the provisions of the Stock Option Plan, as amended (the “Plan”).

Depreciation and amortization

Non-cash depreciation and amortization increased by $287,464 (13%) to $2,562,624 in 2018 from $2,275,160 in 2017. The Company has committed to improving its fabrication facilities in Singapore, and its overall manufacturing capabilities, which includes acquiring new equipment for the Optical Interposer program. The addition of new equipment will result in increased depreciation charges.

Management and consulting fees

Management and consulting fees decreased by $74,408 (32%) to $155,169 in 2018 from $229,577 in 2017. The decrease was a result of the resignation of the former Executive Chairman of Board in 2017, whose compensation was included in management and consulting fees. Management and consulting fees did not include fees for the newly appointed Executive Chairman in 2018, which were instead charged to Wages and Benefits.

Other income

Other income in 2018 decreased by $260,734 (15%) to $1,505,790 in 2018 from $1,766,524 in 2017. The Company is entitled to a recovery of certain qualifying expenses from the EDB in Singapore. The recoverable amount in 2017 was higher than the amount in 2018 in part due to a reduction adjustment in 2018 related to the over accrued recovery for 2017. If the adjustment had not been done, the recovery would have been more comparable year over year.

Impairment

During the year ended December 31, 2018, management determined that certain property and equipment would not be used to generate future cash flows and committed to a plan to dispose of the property and equipment by December 31, 2018. Management used a market approach to determine the property and equipment's fair value less cost to sell. Key assumptions included the cost of similar assets, the impact of customization and unique use. The fair value less cost to sell was determined to be $3,000 which is greater than its value in use. The Company recorded an impairment loss of $156,717 on the property and equipment and reclassified $3,000 from property and equipment to non-current assets held for sale. The property and equipment was sold in December 2018.

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

The Company's accounts receivable ageing at December 31 was as follows:

	2018	2017	2016
Current	$892,343	$330,731	$125,610
31 - 60 days	34,331	56,094	16,346
61 - 90 days	60,885	-	75,816
> 90 days	-	107,100	75,077
Expected credit losses (1)	(40,615)	-	-
	$946,944	$493,925	$292,849

(1) The Company applies IFRS 9 simplified approach to measuring expected credit losses using a lifetime expected credit loss allowance for trade receivables.

The allowance is included in selling, general and administrative expenses in the consolidated statements of operations and deficit. Amounts charged to the loss allowance account are generally written off when there is no reasonable expectation of recovery.

In prior years, the impairment of trade receivables was assessed based on the incurred loss model and determined by management in accordance with its assessment of recoverability. Receivables for which an impairment provision was recognized were written off against the provision when there was no expectation of recovering additional cash.

Exchange Rate Risk

The functional currency of each of the entities included in the accompanying consolidated financial statements is the local currency where the entity is domiciled. Functional currencies include the US, Singapore and Canadian dollar. Most transactions within the entities are conducted in functional currencies. As such, none of the entities included in the consolidated financial statements engage in hedging activities. The Company is exposed to a foreign currency risk with the Canadian and Singapore dollar. A 10% change in the Canadian and Singapore dollar would increase or decrease other comprehensive loss by $386,391.

Liquidity Risk

The Company currently does not maintain credit facilities. The Company's existing cash and cash resources are not considered sufficient to fund operating and investing activities beyond one year from the issuance of these consolidated financial statements. The Company will need to seek additional financing to continue as a going concern.

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

Revenue

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

Management and consulting fees

Management and consulting fees decreased by 62% or $382,284 from 2016. The expense in 2017 was $229,577 as compared to $611,861 in 2016. The resignation of Mr. Manocha from the position of Executive Chairman of the Board in February 2017 contributed to the decrease. This reduction in management and consulting fees was partially offset by an increase in wages and benefits for the compensation paid to Mr. Lazovsky who replaced Mr. Manocha as the Executive Chairman of the Board. Mr. Lazovsky is paid $200,000 annually in his capacity as Executive Chairman as compared to $500,000 that previously paid to Mr. Manocha.

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

Credit Risk

The Company is exposed to credit risk associated with its accounts receivable. The Company has accounts receivable from both governmental and non-governmental agencies. Credit risk is minimized substantially by ensuring the credit worthiness of the entities with which it carries on business. Credit terms are provided on a case- by-case basis. The Company has not experienced any significant instances of non-payment from its customers.

The Company's accounts receivable ageing at December 31 was as follows:

	2017	2016
Current	$330,731	$125,610
31 - 60 days	56,094	16,346
61 - 90 days	-	75,816
> 90 days	107,100	75,077
	$493,925	$292,849

B.	Liquidity and Capital Resources

The Company had working capital of $3,847,842 on December 31, 2018 as compared to $7,140,119 on December 31, 2017.

The Company’s balance sheet as of December 31, 2018 reflects assets with a book value of $25,137,903 compared to $25,205,772 as of December 31, 2017. Twenty-seven percent (27%) of the book value as of December 31, 2018, or $6,888,264, was in current assets consisting primarily of cash and other current assets, compared to thirty-two percent (32%), or $7,950,712 as of December 31, 2017.

The Company’s working capital of $3,847,842 is not sufficient to support its operating and investing activities over the next 12 months. The Company has several sources of financing that it is considering in order to continue as a going concern. These sources of financing include internal cash generation from operations, financing via public offering, assumption of debt or a combination of all three sources.

In order to provide internal financing, the Company negotiated multiple non-recurring engineering (NRE) contracts in excess of US$3 million with large suppliers of networking and datacom equipment. These NRE contracts extend into 2019 and will generate immediate high margin cash flow.

During 2018, the Company purchased US$3.7 million of new equipment. The payment terms for the new equipment were negotiated both prior to placing purchase orders and re-negotiated subsequent to taking possession of the equipment. While the Company took possession of the new equipment, it was permitted to defer a portion of purchase cost without penalty or interest cost to 2019.

On March 21, 2018, the Company strengthened its working capital position relative to December 31, 2017 by completing a “bought deal” public offering of 25,090,700 units at a price of $0.425 (CAD$0.55) per unit for gross proceeds of $10,663,548 (CAD$13,799,885). Each unit consists of one common share and one-half common share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at a price of $0.58 (CAD$0.75) per share until March 21, 2020. The broker was paid a cash commission of $639,813 (6%) of the gross proceeds and received 1,505,442 compensation options. Each compensation option is exercisable into one compensation unit of the Company at a price of $0.425 (CAD$0.55) per compensation unit until March 21, 2020 with each compensation unit comprising one common share and one-half compensation share purchase warrant. Each whole compensation share purchase warrant entitles the broker to purchase one common share of the Company at a price of $0.425 (CAD$0.55) per share until March 21, 2020. The Company paid an additional $492,177 in other costs related to this financing. The Company received $9,531,558 net of share issue costs. Additionally, for the year ended December 31, 2018, the Company raised $1,116,445 from the exercise of warrants and stock options.

On November 28, 2018, the Company filed a preliminary short form base shelf prospectus where it advised shareholders of its intent to raise a maximum US$50 million through a public offering of either equity securities, debt securities or a combination of both. The Company has met with multiple investment bankers in both Canada and the United States who have expressed an interest in assisting the Company with a capital raise.

As at December 31, 2018, the Company has accumulated losses of $(133,195,932) and working capital of $3,847,842. During the year ended December 31, 2018, the Company had negative cash flows from operations of $(9,288,588). The Company has prepared a cash flow forecast which indicates that it does not have sufficient cash to meet its minimum expenditure commitments and therefore needs to raise additional funds to continue as a going concern.

To address the future funding requirements, management has undertaken the following initiatives:

1.	Entered into discussions to secure debt financing.

2.	Initiated a strict working capital monitoring program.
3.	Continued its focus on maintaining an appropriate level of corporate overheads in line with the Company's available cash resources.

4.	Filed a preliminary short-form prospectus to raise a maximum $50 million through a public offering of either equity securities, debt securities or a combination of both.
5.	Initiated a plan for raising capital in Canada via the private placement of convertible debt.

In line with its needs for additional financing, on April 3, 2019, the Company closed the first tranche of a private placement of convertible debentures that raised gross proceeds of CAD$1,929,000 (the "Debentures"). The Debentures are unsecured, bear interest at 12% per annum, compounded annually with 1% payable at the beginning of each month and mature on April 3, 2021.

Additionally, the Company arranged for a credit facility (the “Bridge Loan”) to be provided by Espresso Capital Ltd which will grant the Company access to a maximum US$5,000,000. The Company signed the loan documents on April 18, 2019 and was advanced US$2,000,000 on April 23, 2019. In partial consideration of the US$5,000,000 gross credit facility available to the Company, and in connection with the initial advance of US2,000,000, the Company issued to Espresso Capital warrants for the purchase of 3,289,500 common shares at a price of C$0.35 per share. The Warrants expire on April 18, 2020.

The following is a summary of Company’s cash flows and working capital:

	2018	2017	2016
	$	$	$
Net cash used in operating activities	(9,288,588)	(9,163,689)	(9,961,419)
Net cash used in investing activities	(3,535,600)	(441,065)	(2,323,332)
Net cash from financing activities	10,648,003	123,528	11,783,144
Effect of exchange rate changes on cash	(230,425)	79,422	467,893
Change in cash	(2,406,610)	(9,401,804)	(33,714)
Opening cash	4,974,478	14,376,282	14,409,996
Ending cash	2,567,868	4,974,478	14,376,282

Operating Activities

During 2018, the Company had losses from operations of $16,322,779 (2017 - $12,797,797, 2016 - $13,224,684). Net loss from operations included non-cash depreciation and amortization of $2,562,624 (2017 - $2,275,160, 2016 - $1,521,566) and non-cash stock-based compensation of $4,022,117 (2017 - $3,174,924, 2016 - $4,070,264).

During 2018, other operating items not affecting cash flows included impairment loss $156,717 (2017 – nil, 2016 - $63,522), deferred income tax recovery of $297,940 (2017 - $297,940, 2016 - $207,257), deferred rent of $21,992 (2017 – nil, 2016 - $42,665) and expected credit losses of $40,615 (2017 – nil, 2016 – nil).

As a consequence of increased revenue year over year, accounts receivable has also increased. The increase in accounts receivable has resulted in a net cash out flow of $508,094 (2017 - $171,257, 2016 - $77,415).

Prepaid and other current assets have also increased year over year, primarily due to the large recoverable amount due from the Economic Development Board of Singapore. This increase is reflected as a net cash out flow of $1,025,256 (2017 - $1,116,758, 2016 - $443,590).

Due to cash management strategies initiated during 2018, the Company negotiated with certain vendors to extend its payment terms, the extension resulted in cash in-flows of $2,026,667. In 2017 and 2016, the Company settled large commitments, primarily to employees which resulted in net cash outflows of $894,013 and $628,292 respectively.ly

Investing Activities

During 2018, the Company either spent cash or accrued $3,718,152 on certain critical equipment, primarily consisting of ; die pick tool, Omega etch, APM PECVD and C2L Transport. Certain tools were required to either enhance the Company’s capabilities or meet the growing demand for its products. The Company spent cash of $969,797 and $1,208,352 on capability enhancement tools in 2017 and 2016 respectively.

Additionally, in 2017, the $589,275 of an investment that was made in 2016 matured. These funds were used to fund operations or equipment purchases.

In addition to the purchase of the short-term investment in 2016, the Company also incurred a capital cost of $500,000 as part of the cost of acquiring its subsidiary DenseLight.

Financing Activities

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

On March 21, 2018, the Company completed a brokered "bought deal" public offering of 25,090,700 units at a price of $0.425 (CAD$0.55) per unit for gross proceeds of $10,663,548 (CAD$13,799,885). Each unit consists of one common share and one-half common share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at a price of $0.58 (CAD$0.75) per share until March 21, 2020. The broker was paid a cash commission of $639,813 (6%) of the gross proceeds and received 1,505,442 compensation options. Each compensation option is exercisable into one compensation unit of the Company at a price of $0.425 (CAD$0.55) per compensation unit until March 21, 2020 with each compensation unit comprising one common share and one-half compensation share purchase warrant. Each whole compensation share purchase warrant entitles the broker to purchase one common share of the Company at a price of $0.425 (CAD$0.55) per share until March 21, 2020. The Company paid an additional $492,177 in other costs related to this financing.

Certain management participated in the “bought-deal” public offering, by acquiring 281,000 units at a price of $0.425 (CAD$0.55) per unit for gross proceeds of $119,425 (CAD$154,550).

On November 28, 2018, the Company filed a preliminary short form base shelf prospectus where it advised shareholders of its intent to raise a maximum US$50 million through a public offering of either equity securities, debt securities or a combination of both. The Company has met with multiple investment bankers in both Canada and the United States who have expressed an interest in assisting the Company with a capital raise.

In line with its needs for additional financing, on April 3, 2019, the Company closed the first tranche of a private placement of convertible debentures that raised gross proceeds of CAD$1,929,000 (the "Debentures"). The Debentures are unsecured, bear interest at 12% per annum, compounded annually with 1% payable at the beginning of each month and mature on April 3, 2021.

Additionally, the Company arranged for a credit facility (the “Bridge Loan”) to be provided by Espresso Capital Ltd which will grant the Company access to a maximum US$5,000,000. The Company signed the loan documents on April 18, 2019 and was advanced US$2,000,000 on April 23, 2019. In partial consideration of the US$5,000,000 gross credit facility available to the Company, and in connection with the initial advance of US2,000,000, the Company issued to Espresso Capital warrants for the purchase of 3,289,500 common shares at a price of C$0.35 per share. The Warrants expire on April 18, 2020.

Capital Expenditures

The Company has an approved capital budget of $2,629,000 for the 2019 fiscal year related to research and development equipment, manufacturing equipment and patent registration. In 2018, $3,785,760 (2017 - $1,030,340, 2016 - $1,281,170) was either spent in cash or accrued for acquiring development and manufacturing equipment and new patents.

C.	Research and Development

Virtually all of POET's R&D expenditures in recent years are in some way connected to the Optical Interposer. We expect to continue to spend the large majority of our R&D resources for the foreseeable future on Optical Interposer-based products across a wide variety of potential applications. The only other R&D expenditures that we have or may incur relate to conventional non-interposer-based products that we develop and manufacture for our legacy sensing product lines that represent the majority of our current sales. However, we intend to develop and transition these products to the Optical Interposer, because of the resulting cost and performance advantages that it provides.

POET’s Optical Interposer development program consists of over 20 development projects in three areas: 1) Active Component Development, which includes a variety of application-specific Indium Phosphide (InP)-based lasers, detectors and modulators; 2) Passive Component Development, which includes application-specific filters, mux-demux devices, waveguides and spot size converters, all designed and fabricated using POET’s proprietary dielectric materials and processes; and 3) Core Integration Process Development, which includes processes such as assembly, hermetic sealing, flip-chip techniques, reflection management, and wafer-level test. In order to optimize our development resources, we have taken a “building block” approach, beginning with the most fundamental functions needed for the Optical Interposer in each of these three areas. The Optical Interposer is unique in the industry, incorporating several “first time ever” implementations of advanced optics and semiconductor packaging techniques and completely new, novel designs for components. To minimize risk and maximize the probability of successful outcomes, we run parallel development programs, both internal and external. Our external programs engage development partners or subcontractors to provide devices, process expertise or equipment that we do not have internally.

Internally generated research costs, including the costs of developing intellectual property and maintaining patents are expensed as incurred. Internal development costs are expensed as incurred unless such costs meet the criteria for deferral and amortization under IFRS, which to date has not occurred.

We incurred $8,692,804, $5,442,873 and $3,165,825 of research and development expenses in 2018, 2017 and 2016, respectively, which includes non-cash stock-based compensation of $536,321 $369,007 and $373,196 respectively. Other expenses related to research and development expenditures in the semiconductor business include costs associated with salaries, material costs, license fees, consulting services and third-party contract manufacturing. The expenses in all years presented can be analyzed as follows:

	2018	2017	2016
Wages and benefits	$4,641,238	$2,839,088	$1,572,567
Subcontract fees	1,288,566	1,044,936	1,013,539
Stock-based compensation	536,321	369,007	373,196
Supplies	2,226,679	1,189,842	206,523
	$8,692,804	$5,442,873	$3,165,825

D.	Trend Information

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

F.	Tabular Disclosures of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2018:

	Payments due by period (US$)
Contractual Obligations	Total	<1 year	1-3 years	3-5 years	>5 years
Operating Lease Obligations	$1,225,102	$416,348	$808,754	$-	$-

G.	Safe Harbor

See “Forward Looking Statements” on page 1 of this Annual Report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our Directors and Officers for the most recent financial year.

Name	Positions	Age	Date First Elected or Appointed a Director or Officer
Jean-Louis Malinge (3)	Director	65	September 5, 2017
Peter Charbonneau (1)(3)	Corporate Governance and Nominating Committee Chair and Director	65	March 28, 2018
Dr. Suresh Venkatesan	Chief Executive Officer and Director	52	June 11, 2015
Kevin Barnes	Corporate Controller and Treasurer	47	December 1, 2012
Thomas R. Mika	Chief Financial Officer	67	November 2, 2016
Don Listwin (2)	Director	60	January 22, 2018
John F. O’Donnell (2)(3)(4)	Former Corporate Governance and Nominating Committee Chair and Director	72	February 14, 2012
Chris Tsiofas (1)(2)(3)	Audit and Compensation Committee Chair and Director	51	August 21, 2012
Todd A. DeBonis (2)(4)	Former Director	54	April 8, 2015
David E. Lazovsky (2)	Chairman and Director	47	April 8, 2015
Mohandas Warrior (1)	Director	58	June 15, 2015
Rajan Rajgopal	President – DenseLight Semiconductor Pte. Ltd.	55	January 23, 2017
Richard Zoccolillo	Senior Vice President – Strategic Marketing and Product Management	57	September 20, 2018

(1)	Member of Audit Committee
(2)	Member of Compensation Committee
(3)	Member of Corporate Governance and Nominating Committee
(4)	Resigned in 2018

Dr. Suresh Venkatesan as CEO. Dr. Venkatesan was most recently Senior Vice President, Technology Development at Global Foundries and was responsible for the Company's Technology Research and Development. Dr. Venkatesan joined Global Foundries in 2009, where he led the development and ramp up of the 28nm node and was instrumental in the technology transfer and qualification of 14nm. In addition, he was responsible for the qualification and ramp up of multiple mainstream value-added technology nodes.

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

Mr. Kevin Barnes has been serving as Corporate Controller and Treasurer since 2008 and briefly as Chief Financial Officer (2016 – 2016). Mr. Barnes holds a Master of Business Administration and is a member of the Institute of the Certified Management Accountants of Australia and an Accredited Chartered Secretary. Mr. Barnes served as a Corporate Controller and Business Performance Manager for EC English, one of the world’s largest language training institutes between 2006 and 2014. Mr. Barnes also serves as Chief Financial Officer of VVC Exploration Corporation, a minerals exploration company since 2006. From 2000 to 2006, he was a reporting manager with Duguay and Ringler Corporate Services, which specializes in financial reporting for publicly traded companies.

Mr. John F. O’Donnell has a BA (Economics) and an LLB, has practiced law in the City of Toronto since 1973 and has been on the Board of Directors of the Company since February of 2012. He is currently counsel to Stikeman Keeley Spiegel LLP. His practice is primarily in the field of corporate and securities law and, as such, he is and has been counsel to several publicly traded companies. Mr. O’Donnell is currently also Chairman of the Board of Peloton Mining Corporation. (PM: CSE). Mr. O’Donnell resigned from the board of directors on December 31, 2018.

Mr. Chris Tsiofas, CA, CPA, earned a Bachelor’s of Commerce Degree from the University of Toronto and is a member of the Chartered Professional Accountants of Canada and the Canadian Tax Foundation. He has been on the Board of Directors since August of 2012. He is a partner with the Toronto Chartered Professional Accountancy firm of Myers Tsiofas Norheim LLP.

Todd A. DeBonis is a veteran semiconductor executive with over 27 years of expertise in sales, marketing and corporate development. For the last decade Mr. DeBonis was the Vice President of Global Sales and Strategic Development at TriQuint Semiconductor. Mr. DeBonis played an integral part in the recent merger of TriQuint with RFMD and subsequent creation of Qorvo, Inc. Mr. DeBonis previously held the position of Vice President, Worldwide Sales and Marketing at Centillium Communications. Mr. DeBonis also served as the Vice President, Worldwide Sales for Ishoni Networks and Vice President, Sales & Marketing for the Communications Division of Infineon Technologies North America. Mr. DeBonis has a B.S. degree in Electrical Engineering from the University of Nevada. Mr. DeBonis resigned from the board of directors on January 22, 2018.

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

Mr. Jean-Louis Malinge serves as partner with ARCH Venture Partners, an early-stage venture capital firm with nearly $2 billion under management. Additionally, he also serves as a managing director for YADAIS, a leading consulting firm in the photonics and telecommunications industries, and is a board member of EGIDE SA and CAILabs. EGIDE SA designs, manufactures and sells hermetic packages for the protection and interconnection of several types of electronic and photonic chips and CAIlabs is a venture-backed French innovative start-up founded in 2013 which has developed a unique spatial multiplexing platform. From 2004 to 2013 Jean- Louis was President and CEO of Kotura, a Silicon Photonics pioneer which was acquired in 2013 by Mellanox Technologies. Prior to Kotura Mr. Malinge was an executive with Corning Inc for 15 years. Jean-Louis hold an Executive M.B.A. from MIT Sloan School in Boston, Massachusetts. He also holds an engineering degree from the Institut National des Sciences Appliquées in Rennes, France.

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

Mr. Rajan Rajgopal is a seasoned semiconductor executive with senior previous roles at top multi-national leaders such as Micron, Global Foundries and Texas Instruments. He holds an MSEE degree from the University of Maine and a BSEE degree from the University of Texas at Austin.

Mr. Charbonneau was a general partner at Skypoint Capital Corporation for almost 15 years, where he was jointly responsible for the placement of $100 million of capital in early-stage telecommunications and data communication companies. Charbonneau currently serves on the board of directors of Teradici Corporation, a collaboration solutions Company and the creator of PCoIP protocol technology and Cloud Access Software. He recently served on the Board of Mitel Networks Corporation, a leading global provider of cloud and on-site business communications until November 2018 when it was sold to a private equity firm. He served as Lead Director, Chair of the Nominating and Governance Committee and Chair of the Audit Committee. He previously served as Chairman of the Board of Trustees for the CBC Pension Board and a director on the board of the Canadian Broadcasting Corporation as well as many technology and networking companies, including March Networks Corporation, TELUS Corporation, Breconridge Corporation and Dragonwave Incorporated.

Mr. Zoccolillo joined the Company with extensive experience in the photonics industry, including senior management roles at Infinera, Opnext and Lucent Technology’s optical networking business.  He has held senior management roles in Operations as well as General Management roles executing on growth-oriented business strategies.  Mr. Zoccolillo has served on the Advisory Board for Kaiam Corporation and the School of Science and Technology of Monmouth University.

The Directors, unless otherwise noted above, have served in their respective capacities since their election and/or appointment, and will serve until the next Company’s annual general meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles of Continuance.

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

Fixed Stock Option Plan

On September 21, 2007, the Directors approved a fixed 20% vesting Stock Option Plan (the “Plan”) to replace the Rolling Stock Option Plan that had been in effect since May 4, 2005. The Plan was approved by the disinterested shareholders of the Company at the Shareholders’ Meeting of June 19, 2008 and accepted for filing by the TSXV. Under the Plan, the maximum number of shares (the “Maximum Number”) which may be issued pursuant to options granted under the Plan or otherwise granted cannot exceed 20% of the issued and outstanding shares. The shareholders fixed the Maximum Number at 11,930,000. Thereafter, the Plan has been amended by the Directors, and such amendments have been approved by the shareholders in 2009, 2011, 2013, 2014, 2015, 2016 and 2018. The Maximum Number is currently 57,611,360 shares.

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

The Plan provides that the number of common shares issuable pursuant to options granted under the Plan and pursuant to other previously granted options is limited to the Maximum Number, currently fixed at 57,611,360. Any subsequent increase in the Maximum Number must be approved by shareholders of the Company and cannot exceed 20% of the issued and outstanding shares of the Company at the time of the shareholders’ approval. There is no other limit to the number of options granted to any individual, except for:

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

Term of the Awards. At the meeting of the Board of Directors held on February 25, 2016, based on the report of Compensia, it was determined that stock options should generally have a term of 10 years.

Vesting Schedule. In general, options granted under the Plan vest 25% immediately and 25% every six months from the date of issue, until fully vested. The directors may, at their discretion, specify a different vesting period, provided that options granted to consultants performing “Investor Relations Activities” must vest in stages over 12 months with no more than 25% of the options vesting in any three-month period. At the meeting of the Board of Directors held on February 25, 2016, based on the report of Compensia, it was determined that stock options should vest 25% at the end of one year from the date of issue with the remaining 75% vesting equally on a quarterly basis over the remaining 3 years for a total vesting period of 4 years. At a meeting of the Board of Directors held on March 30, 2017, the board approved a revised one-year vesting schedule for options granted for service on the board to conform to the term for which a director is elected. Such options will vest 25% at the end of each quarter served in office.

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

Officer Compensation

Total cash compensation accrued and/or paid (directly and/or indirectly) to all of our Officers during fiscal year 2018 was $1,333,919 (refer to ITEM 7. “Major Shareholders and Related Party Transactions” for information regarding indirect payments)

In order to assist the Board of Directors in fulfilling its oversight responsibilities with respect to human resources matters, the Board established a Compensation Committee. The Compensation Committee reviews and makes determinations with respect to senior officer compensation on a regular basis with any discretionary compensation used only for extraordinary projects or significant milestone results that advance the Company’s growth potential. When determining Executive Officers’ compensation, the Compensation Committee receives input and guidance from the Executive Chairman of the Board and the Chief Executive Officer of the Company. In the past, the Compensation Committee has engaged an outside consultant to conduct a peer group review to provide guidance to the Compensation Committee with respect to appropriate comparative terms for executive compensation and stock option grants. The Company also utilizes peer group comparisons from subsidiary locations to assist in its salary review of various positions in those locations. The Compensation Committee utilizes such comparative reviews to assist it in making appropriate recommendations to the Board.

In addition to his or her fixed base salary, each officer may be eligible to receive variable pay compensation or bonus meant to motivate him or her to achieve short- term goals. Currently, the Company does not have in place established procedures for determining variable pay compensation. Stock options are an important element of the variable pay compensation and do not require cash disbursement from the Company. Stock options are also generally awarded to officers, qualifying employees and consultants at the time of hire and are used as a recruitment tool to attract highly qualified and experienced executives, employees and consultants to the Company. Stock options are also granted at other times during the year. As the Company is continuing to develop its Optical Interposer technology, it must conserve its limited financial resources and control costs to ensure that funds are available when needed to complete its scheduled developments. As a result, the Compensation Committee generally considers not only the financial situation of the Company at the time of the determination of the compensation, but also the estimated financial situation in the mid- and long-term. The use of stock options encourages and rewards performance by aligning an increase in each officer’s compensation with increases in the Company’s performance and in shareholder value.

The following table sets forth all annual and long-term compensation for services in all capacities to the Company for fiscal year 2018 of the Company.

				Options-Based Awards(1)(2)		Non-Equity Incentive Plan Compensation
Name and Principal Position	Fiscal Year	Salary (2) (US$)	Share- Based Awards (1) (2) (US$)	No. of Options	(US$)(1) (2)	Annual Incentive Plans	Long-term Incentive Plans	Pension Value (US$)	All Other Comp. (US$)	Total Comp. (US$)
David Lazovsky, Executive Chairman	2018	200,000	—	950,000	347,856	—	—	—	—	547,856
Dr. Suresh Venkatesan Chief Executive Officer	2018	440,000	—	3,900,000	1,845,488	—	—	—	—	2,285,488
Richard Zoccolillo, SVP Strategic Marketing	2018	72,917	—	1,750,000	477,796	—	—	—	—	550,713
Kevin Barnes Treasurer and Controller	2018	117,669	—	150,000	54,925	—	—	—	—	172,594
Thomas Mika Chief Financial Officer	2018	283,333	—	950,000	347,856	—	—	—	—	631,189
Rajan Rajgopal President of DenseLight	2018	220,000	—	250,000	91,541	—	—	—	—	311,541

(1)	The Company used the Black-Scholes model as the methodology to calculate the grant date fair value. The fair value will be recorded as an operating expense as the options vest based on the stock options vesting schedule from the date of grant.
(2)	The exchange rate used in these calculations to convert CAD to USD is based on the exchange rate applicable at the date of grant.

The following table sets forth information concerning all awards outstanding under a stock option plan to each of the current officers, as of December 31, 2018:

	Option-Based Awards				Share-Based Awards
Name	No. of Shares Underlying Unexercised Options (#)	Option Exercise Price (CA$/share)	Option Expiration Date	Value of Unexercised In-The Money Options (1) (US$)	Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Share- Based Awards That Have Not Vested (US$)
David Lazovsky	25,000	1.54	Jun 12, 2020	-	N/A	N/A
	250,000	1.99	April 08, 2020	-	N/A	N/A
	150,000	0.86	July 07, 2026	-	N/A	N/A
	3,000,000	0.39	Feb 1, 2027	-	N/A	N/A
	950,000	0.52	Mar 28, 2028	-	N/A	N/A
Richard Zoccolillo Manocha	1,750,000	0.39	Sep 24, 2028	-	N/A	N/A
Kevin Barnes	25,000	0.23	Feb. 16, 2022	733	N/A	N/A
	25,000	0.51	Sep. 28, 2021	-	N/A	N/A
	50,000	0.76	Feb. 28, 2021	-	N/A	N/A
	50,000	1.24	Aug. 12, 2019	-	N/A	N/A
	50,000	1.54	June 12, 2020	-	N/A	N/A
	25,000	1.08	Aug. 13, 2020	-	N/A	N/A
	100,000	0.86	July 7, 2026	-	N/A	N/A
	250,000	0.28	July 31, 2027	-	N/A	N/A
	150,000	0.52	Mar 28, 2028	-	N/A	N/A
Thomas Mika	1,000,000	0.62	Nov 2, 2026	-	N/A	N/A
	500,000	0.385	Jan 16, 2027	-	N/A	N/A
	1,000,000	0.28	July 13, 2027	-	N/A	N/A
	950,000	0.52	Mar 28, 2028	-	N/A	N/A
Dr. Suresh Venkatesan	6,357,000	1.40	June 15, 2020	-	N/A	N/A
	300,000	0.86	July 7,2026	-	N/A	N/A
	3,000,000	0.28	July 13, 2027	-	N/A	N/A
	3,900,000	0.52	Mar 28, 2028	-	N/A	N/A
Rajan Rajgopal	500,000	0.36	Jan 23,2027	-	N/A	N/A
	250,000	0.52	Mar 28,2028	-	N/A	N/A
	500,000	0.28	Jul 13, 2027	-	N/A	N/A

(1) This amount is calculated based on the difference between the market value of the shares underlying the options as of December 31, 2018, being CAD $0.27 (US$0.20), and the exercise or base price of the option. The exchange rate used in these calculations to convert CAD to USD was 0.7333, being the closing exchange rate at December 31, 2018.

The value vested or earned during fiscal year 2018 of incentive plan awards granted to NEOs are as follows:

	Option-Based Awards – Value	Share-Based Awards – Value Vested	Non-Equity Incentive Plan Compensation – Value Earned

NEO Name	Vested During the Year (1) (US$)	During the Year (US$)	During the Year (US$)
Richard Zoccolillo	-	N/A	N/A
Kevin Barnes	-	N/A	N/A
Suresh Venkatesan	-	N/A	N/A
Thomas Mika	-	N/A	N/A
Rajan Rajgopal	-	N/A	N/A
David Lazovsky	-	N/A	N/A

(1) This amount is the dollar value that would have been realized and is computed by obtaining the difference between the market price of the underlying securities on the vesting date and the exercise or base price of the options under the option-based award. For the named executive officers to realize this value, they would have had to exercise their options and sell the shares on the day of vesting. The exchange rates used in these calculations to convert CAD to USD were the rates applicable on the vesting dates.

Director Compensation

The following table details compensation paid/accrued for fiscal year 2018 for each director who is not also an officer.

				Options-Based		Non-Equity Incentive Plan
				Awards(1)(2)		Compensation			All
Name and Principal Position	Fiscal Year	Salary (cash) (2) (US$)	Share-Based Awards (1)(US$)	No. of Shares	(US$)	Annual Incentive	Long-term	Pension	Other	Total
John F. O’Donnell (3)(4)	2018	40,000	—	433,333	100,968	—	—	—	—	140,968
Todd. A. DeBonis (4)	2018	2,500	—	—	——	—	—	—	—	2,500
Don Listwin	2018	27,500	—	867,750	165,696	—	—	—	—	193,196
Chris Tsiofas	2018	50,000	—	487,666	111,064	—	—	—	—	161,064
Mohan Warrior	2018	30,000	—	399,000	90,871	—	—	—	—	120,871
Peter Charbonneau	2018	22,500	—	553,730	90,871	—	—	—	—	113,371
Jean-Louie Malinge	2018	30,000	—	399,000	90,871	—	—	—	—	120,871

(1)	The Company used the Black-Scholes model as the methodology to calculate the grant date fair value. The fair value will be recorded as an operating expense as the stock options vest from the date of grant.
(2)	The exchange rate used in these calculations to convert CAD to USD was the rate of exchange applicable on the date of grant.
(3)	The firm of Stikeman Keeley Spiegel LLP, of which Mr. O’Donnell is counsel, billed the sum of $115,740 for legal fees and disbursements incurred in 2018.
(4)	Resigned from the board in 2018

The following table sets forth information concerning all awards outstanding under the stock option plans to each of the current Directors who are not also named executive officers as of December 31, 2018:

		Option-Based Awards			Share-Based Awards
Name	No. of Shares Underlying Unexercised Options (#)	Option Exercise Price (CA$/share)	Option Expiration Date	Value of Unexercised In- The Money Options (1) (US$)	Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Share- Based Awards That Have Not Vested (US$)
John F. O’Donnell	150,000	0.23	16-Feb-22	4,400	N/A	N/A
	12,500	0.345	19-Aug-20	-	N/A	N/A
	625,000	0.28	13-Jul-27	-	N/A	N/A
	300,000	1.24	12-Aug-19	-	N/A	N/A
	443,333	0.33	21-Jun-28	-	N/A	N/A
	100,000	1.54	12-Jun-20	-	N/A	N/A
	150,000	0.86	07-Jul-26	-	N/A	N/A
Chris Tsiofas	687,500	0.28	13-Jul-27	-	N/A	N/A
	300,000	1.24	12-Aug-19	-	N/A	N/A
	300,000	1.54	12-Jun-20	-	N/A	N/A
	150,000	0.86	07-Jul-26	-	N/A	N/A
	487,666	0.33	21-Jun-28	-	N/A	N/A
Peter Charbonneau DeBonis	399,000	0.33	21-Jun-28	-	N/A	N/A
	154,730	0.52	28-Mar-28	-	N/A	N/A
	562,500	0.28	13-Jul-27	-	N/A	N/A
Don Listwin	399,000	0.33	21-Jun-28	-	N/A	N/A
	468,750	0.22	22-Jan-28	17,187	N/A	N/A
Jean-Louis Malinge	525,000	0.30	05-Sep-27	-	N/A	N/A
	399,000	0.33	21-Jun-28	-	N/A	N/A
Mohan Warrior	562,500	0.28	13-Jul-27	-	N/A	N/A
	250,000	1.54	12-Jun-20	-	N/A	N/A
	399,000	0.33	21-Jun-28	-	N/A	N/A
	150,000	0.86	07-Jul-26	-	N/A	N/A

(1) This amount is calculated based on the difference between the market value of the shares underlying the options as of December 31, 2018, being CAD $0.27 (US$0.20), and the exercise or base price of the option. The exchange rate used in these calculations to convert CAD to USD was 0.7333, being the closing price at December 31, 2018.

The value vested or earned during fiscal year 2018 of incentive plan awards granted to Directors who are not also named executive officers are as follows:

	Option-Based Awards – Value	Share-Based Awards – Value Vested	Non-Equity Incentive Plan Compensation – Value Earned
Director Name	Vested During the Year (1) (US$)	During the Year (US$)	During the Year (US$)

Peter Charbonneau	-	N/A	N/A
John F. O’Donnell	-	N/A	N/A
Jean-Louis Malinge	-	N/A	N/A
Chris Tsiofas	-	N/A	N/A
Don Listwin	-	N/A	N/A
Mohan Warrior	-	N/A	N/A

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

Written Management Agreements

The Company and/or its subsidiaries have employment contracts with the following current and former Officers as follows:

Dr. Venkatesan entered into an Executive Employment Agreement with an effective date of June 10, 2015 wherein (i) he will be paid US$550,000 per year under at- will terms of employment; (ii) he will be eligible for annual and special bonuses as determined by the Board of Directors; (iii) he was granted 6,357,000 stock options vesting over 4 years; (iv) he became eligible for a signing bonus of US $450,000 payable on the first anniversary of the effective date; (v) he will receive a severance of twelve months on termination of employment by the Company, other than for cause. Mr. Venkatesan agreed to a permanent reduction of his cash compensation by 20% effective October 2016, reducing his compensation from US$550,000 to US$440,000 per year.

Mr. Mika entered into an Executive Employment Agreement with an effective date of November 2, 2016 wherein (i) he will be paid US$250,000 per year under at- will terms of employment (ii) he will be eligible for annual and special bonuses as determined by the Board of Directors; (iii) he was granted 1,000,000 stock options vesting over 4 years; (iv) he will receive an additional 500,000 stock options vesting over 4 years in Q1 2017 (v) he will be entitled to compensation of three months’ salary on termination of employment by the Company, if termination is other than for cause. Mr. Mika’s compensation was adjusted to US$300,000 on May 1, 2018.

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

Mr. Barnes has an arrangement with the Company to provide consulting services starting January 1, 2013 for a period of one year with an automatic one-year renewal at a monthly rate of CA$13,750. The Company may terminate the arrangement without cause on six months’ notice or equivalent compensation.

Effective December 30, 2016, Mr. Rajan Rajgopal entered into an employment agreement with DenseLight to provide services as the President and General Manager of DenseLight. As per the agreement, Mr. Rajgopal will (i) be paid be paid US$220,000 per year (ii) be eligible for annual and special bonuses as determined by the Board of Directors; (iii) be granted 500,000 stock options vesting over 4 years; (iv) be granted an additional 500,000 stock options no later than June 30, 2017 (v) be entitled to compensation of one month salary on termination of employment by the Company, if termination is other than for cause.

Effective September 10, 2018, Mr. Zoccolillo entered into an employment agreement to provide services as the Senior Vice President Strategic Marketing and Product Management. As per the agreement, Mr. Zoccolillo will (i) be paid be paid US$250,000 per year (ii) be eligible for annual and special bonuses as determined by the Board of Directors; and (iii) be granted 1,750,000 stock options vesting over 4 years.

C.	Board Practices

Our Board of Directors currently consists of seven (7) directors, including five (5) independent directors. Each director holds office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of Amalgamation and all amendments thereto (the “Articles”), or with the provisions of the OBCA. The Company’s Officers are appointed to serve at the discretion of the Board, subject to the terms of the employment agreements described above.

The Board and committees of the Board schedule regular meetings over the course of the year.

During fiscal 2018, the Board held 12 regularly scheduled meetings, including committee meetings. If for various reasons, Board members may not be able to attend a Board meeting, all Board members are provided information related to each of the agenda items before each meeting, and, therefore, can provide counsel outside the confines of regularly scheduled meetings.

The Board has adopted standards for determining whether a director is independent from management. The Board reviews, consistent with the Company’s corporate governance guidelines, whether a director has any material relationship with the Company that would impair the director’s independent judgment. The Board has affirmatively determined, based on its standards, that Messrs. Tsiofas, Malinge, Charbonneau, Listwin and Warrior are independent.

Directors’ Service Contracts

Messrs.Venkatesan and Lazovsky entered into employment contracts as explained above in “Written Management Agreements.”

Audit and Compensation Committees of the Board of Directors

We currently have three board committees; (1) an Audit Committee; (2) a Compensation Committee, and (3) a Corporate Governance and Nominating Committee. Committee charters can be found on the Company’s website (poet-technologies.com). The names of the members and a summary of the terms of the charter for each the Audit Committee and the Compensation Committee is provided below.

Audit Committee

The Audit Committee is currently comprised of three members: Chris Tsiofas (Chair), Peter Charbonneau and Mohandas Warrior. All three members are independent directors of the Company. Mr. Tsiofas was appointed chair of the Audit Committee on August 21, 2012. The Board has determined that Mr. Tsiofas satisfies the criteria of “audit committee financial expert” within the meaning of Item 401(h) of Regulation S-K and is independent in accordance with Rule 4200 of the NASDAQ Marketplace Rules. All members of the audit committee are financially literate, meaning they have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

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

Compensation Committee

The Compensation Committee is currently comprised of three members: Chris Tsiofas (Chair), David Lazovsky and Don Listwin. Mr. Tsiofas was appointed chair of the Compensation Committee on November 14, 2014. Both Mr. Tsiofas and Mr. Listwin are independent directors. David Lazovsky currently serves as the Executive Chairman of the Board and is not independent. However, the Board of Directors determined that Mr.Lazovsky’s extensive knowledge of local employment conditions, practices and salary level made him a valuable addition to the Committee. The Board has determined that all members of the Compensation Committee are qualified as members based on the following:

Mr. Chris Tsiofas, CA, CPA, Chairman of the Compensation Committee, earned a Bachelor’s of Commerce Degree from the University of Toronto in 1991 and has been a member of the Institute of Chartered Accountants of Ontario since 1993. He has been on the Board of Directors of the Company since August of 2012. Mr. Tsiofas is a partner with the Toronto Chartered Professional Accountancy firm of Myers Tsiofas Norheim LLP, a position he has held since 1994. Mr. Tsiofas has served as Chairman of the Company’s Compensation Committee since 2014 and has directed past engagements with the Company’s outside executive compensation consultants. Mr. Tsiofas is also the Chairman of the Audit Committee of the Board of Directors. He brings to the Compensation Committee specialized knowledge regarding the tax impact of certain compensation policies and practices on individuals and on the Company.

Mr. Don Listwin has over 30 years of technology investing and management experience, highlighted by a decade at Cisco Systems, where he served as its Executive Vice President. Mr. Listwin currently serves as chief executive officer of iSchema View and in the recent past served as chief executive officer of both Sana Security and Openwave Systems. Mr. Listwin also currently serves as a director on the boards of AwareX, Calix, D-wave, Robin Systems and Teradici. Previously, he also served on the boards or was an advisor to JDS Uniphase, PLUMgrid, Redback Networks, E-TEK Dynamics, the Cellular Telecommunications & Internet Association (CTIA) and the Business Development Bank of Canada (BDC). In these capacities, Mr. Listwin had extensive direct experience with executive compensation matters as both a chief executive and board member of an assortment of companies, large and small, including companies within industries directly relevant to the Company.

Mr. David E. Lazovsky is the founder of Intermolecular and served as that company’s President and Chief Executive Officer and as a member of the board of directors from September 2004 to October 2014. Mr. Lazovsky has an in-depth knowledge of the semiconductor industry, technology and markets. Prior to founding Intermolecular, Mr. Lazovsky held several senior management positions at Applied Materials (NASDAQ: AMAT). From 1996 through August 2004, Mr. Lazovsky held management positions in the Metal Deposition and Thin Films Product Business Group where he was responsible for managing more than $1 billion in Applied Materials’ semiconductor manufacturing equipment business. Mr. Lazovsky holds a B.S. in mechanical engineering from Ohio University and, as of March 31, 2014, held 41 pending or issued U.S. patents. Mr. Lazovsky was appointed as the Chairman of the Board on February 1, 2017 and was recently appointed to the Compensation Committee.

The Compensation Committee has extensive direct relevant experience in determining executive compensation policies and practices on behalf of the Company. In addition to being supported by outside compensation consultants on a periodic basis for peer group review, the members of the Committee are professional executives familiar with best practices associated with executive compensation, are knowledgeable about the tax implications to the Company and its executive officers of changes in the tax laws pertaining to executive compensation and have direct relevant experience with the incentives used throughout the Company’s industry to align the interests of executive management with company and shareholder interests. This gives these individuals strong insight as to the incentive structures and programs appropriate for companies of a comparable size. The seniority, experience and level of achievement of the three current members of the Compensation Committee speak to the independent judgement exercised in making decisions about the suitability of the Company’s compensation policies and practices.

The Compensation Committee discusses and makes recommendations to the Board for approval of compensation issues that pertain to the senior executives of the Company, and on issues involving employment company-wide compensation policies and practices. In general, the compensation programs of the Company are designed to reward performance and to be competitive with the compensation agreements of other comparable semiconductor companies. The Compensation Committee is responsible for evaluating the compensation of the senior management of the Company and assuring that they are compensated effectively in a manner consistent with the Company’s business, stage of development, financial condition and prospects, and the competitive environment. Specifically, the Compensation Committee is responsible for: (i) reviewing the compensation practices and policies of the Company to ensure that they are competitive and that they provide appropriate motivation for corporate performance and increased shareholder value; (ii) overseeing the administration of the Company’s compensation programs, and reviewing and approving the employees who receive compensation and the nature of the compensation provided under such programs, and ensuring that all management compensation programs are linked to meaningful and measurable performance targets; (iii) making recommendations to the Board regarding the adoption, amendment or termination of compensation programs and the approval of the adoption, amendment and termination of compensation programs of the Company, including for greater certainty, ensuring that if any equity- based compensation plan is subject to shareholder approval, and that such approval is sought; (iv) periodically surveying the executive compensation practices of other comparable companies; (v) establishing and ensuring the satisfaction of performance goals for performance-based compensation; (vi) annually reviewing and approving the annual base salary and bonus targets for the senior executives of the Company, other than the Chief Executive Officer (the “CEO”); (vii) reviewing and approving annual corporate goals and objectives for the CEO and evaluating the CEO’s performance against such goals and objectives; (viii) annually reviewing and approving, based on the Compensation Committee’s evaluation of the CEO, the CEO’s annual base salary, the CEO’s bonus, and any stock option grants and other awards to the CEO under the Company’s compensation programs (in determining the CEO’s compensation, the Compensation Committee will consider the Company’s performance and relative shareholder return, the compensation of CEOs at other companies, and the CEO’s compensation in past years); and (ix) reviewing the annual report on executive compensation required to be prepared under applicable corporate and securities legislation and regulation including the disclosure concerning members of the Compensation Committee and settling the reports required to be made by the Compensation Committee in any document required to be filed with a regulatory authority and/or distributed to shareholders.

In 2016, the Compensation Committee contracted with Compensia to perform an executive compensation review (the “Review”) of certain senior positions within the then-current executive management team. Base salaries and annual and long-term incentives were benchmarked against a group of public companies in the communications equipment, semiconductor, and electronic component industries. The data provided was one of the elements considered by the Compensation Committee, with adjustments made for the differences in stage of development, revenues, profitability and other characteristics that distinguished the Company from the benchmarks.

The benchmarks comprised the following companies: Alliance Fiber Optic Product, Amtech Systems, Applied Optoelectronics, Clearfield, CyberOptics, Dynasil, EMCORE, Exar, GigPeak, GSI Technology, Intermolecular, LightPath Technologies, Micropac Industries, Nanometrics, PDF Solutions, QuickLogic and Ultratech. The data came from each company’s public filings available as of April 2016. The positions benchmarked were CEO, COO, CTO, VP-Product Development and VP-Design Enablement. Due to cost and relevance, the Company elected not to repeat the Review with Compensia for its consideration of executive compensation for fiscal years subsequent to December 31, 2016.

Code of Ethics

The Board has adopted a written code of business conduct and ethics. All transgressions of the code of business conduct and ethics are required to be promptly reported to the Chair of the Board or of any committee, who in turn, reports them to the Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee is charged with investigating alleged violations of the code of business conduct and ethics. Any findings of the Corporate Governance and Nominating Committee are then reported to the full Board, which will take such action as it deems appropriate. The Company’s Code of Ethics may be inspected on the Company’s website (poet-technologies.com) and is filed as an Exhibit to this Annual Report.

D.	Employees

As of December 31, 2018, the Company had ninety-nine (99) full-time employees and four (4) consultants, including one (1) in a senior management position. Seven (7) employees and one (1) consultant work at our lab facility either as support staff or are engaged in research and development initiatives; one (1) employee and three (3) consultants are employed at the Canadian office; ninety-one (91) employees are employed at our fabrication facility in Singapore. None of the Company’s employees are covered by collective bargaining agreements.

As of December 31, 2017, the Company had sixty-eight (68) full-time employees and five (5) consultants, including senior management. Five (5) employees and one (1) consultant worked at our lab facility either as support staff or were engaged in research and development initiatives; One (1) employee and three (3) consultants were employed at the Canadian office; sixty-three (63) employees were employed at our fabrication facility in Singapore. None of the Company’s employees were covered by collective bargaining agreements.

As of December 31, 2016, the Company had seventy-one (71) full-time employees and two (2) consultants, including senior management. Eight (8) employees and one (1) consultant worked at our lab facility either as support staff or are engaged in research and development initiatives; 1 employee and 1 consultant are employed at the Canadian office; 62 employees are employed at our fabrication facility in Singapore. None of the Company’s employees are covered by collective bargaining agreements.

E.	Share Ownership

The following table sets forth certain information regarding the beneficial ownership of our outstanding common shares for: (i) each of our Directors and Officers individually; (ii) all of our Directors and Officers as a group; and (iii) each other person known to us to own beneficially more than 5% of our common shares as of April 22, 2019. Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. The table also includes the number of shares underlying options that are exercisable within sixty (60) days of April 22, 2019. Ordinary shares subject to these options are deemed to be outstanding for the purpose of computing the ownership percentage of the person holding these options, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person.

The shareholders listed below do not have any different voting rights from our other shareholders.

	Number of Shares
	Beneficially Owned (1)	Percent of Class
Directors and Officers:
Chris Tsiofas	25,000	0.01%
John F. O’Donnell	30,000 (2)	0.01%
Thomas Mika	100,000	0.03%
Kevin Barnes	17,463	0.01%
David Lazovsky	181,000	0.06%
Suresh Venkatesan	115,000	0.04%
Don Listwin	632,250	0.22%
Rajan Rajgopal	25,000	0.01%
Directors and Officers Subtotal	1,095,713	0.38%
Major Shareholders:
None that we are aware of.

(1)	The number of shares set forth for each Director, Officer and Major Shareholder is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act.
(2)	Resigned from the Board on December 31, 2018

See “ITEM 6.B. Compensation” for the exercise prices of options.

	Number of Options exercisable within 60 days	Percent of class
Kevin Barnes	381,250	0.86%
Peter Charbonneau	315,548	0.71%
David Lazovsky	1,868,750	4.20%
Don Listwin	668,250	1.50%
Jean- Louis Malinge	724,500	1.63%
Thomas Mika	1,187,500	2.67%
John O'Donnell	1,502,917	3.38%
Rajan Rajgopal	437,500	0.98%
Chris Tsiofas	1,625,083	3.65%
Suresh Venkatesan	6,647,839	14.95%
Mohandas Warrior	1,105,750	2.49%
Richard Zoccolillo	-	-
	16,464,887	37.03%

	Number of Warrants exercisable within 60 days	Exercise price CA$	Percent of class
Suresh Venkatesan	37,500	0.52	0%
Rajan Rajgopal	12,500	0.52	0%
David Lazovsky	90,500	0.52	0%
	140,500		0.003%

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Holdings by Major Shareholders

Please refer to ITEM 6.E. “Share Ownership” for details regarding securities held by Directors, Officers and Major Shareholders. The Company’s major shareholders do not have any different or special voting rights.

U.S. Share Ownership

As of April 22, 2019, there were a total of 448 holders of record of our common shares with addresses in the U.S. We believe that the number of U.S beneficial owners is substantially greater than the number of U.S record holders, because a large portion of our common shares are held in broker “street names.” As of April 22, 2019, U.S. holders of record held approximately 1.25% of our outstanding common shares.

Control of Company

The Company is a publicly owned Ontario corporation, the shares of which are owned by Canadian residents, U.S. residents and other foreign residents. The Company is not controlled by any foreign government or other person(s) except as described in ITEM 4.A. “History and Progress of the Company” and ITEM 6.E. “Share Ownership.”

Change of Control of Company Arrangements

None

B.	Major Shareholders and Related Party Transactions

No shareholder beneficially owns 5% or more of the Company’s common shares.

Compensation to key management personnel (Executive Chairman, CEO, CFO, President and General Manager of Denselight) was as follows:

	2018	2017	2016

Salaries	$1,216,250	$932,133	$2,047,634
Share-based payments (1)	2,449,683	2,110,773	3,061,686

Total	$3,665,933	$3,042,906	$5,109,320

(1) Share-based payments are the fair value of options granted to key management personnel and expensed during the various years as calculated using the Black-Scholes model.

In 2016, the Company paid or accrued $150,000 in consulting fees to David Lazovsky, a director, for strategic, technology, integration and general business consulting services.

The Company paid or accrued $115,740 in fees for the year ended December 31, 2018 (2017 - $115,660, 2016 - $113,250) to a law firm, (Stikeman Keeley Spiegel LLP), of which a former director (John O’Donnell), is counsel, for legal services rendered to the Company. Mr. O’Donnell resigned from the Board of Directors effective December 31, 2018 and will continue as a consultant to the Company on an unpaid basis until the next Annual General Meeting.

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

On April 1, 2019 the Company announced that it arranged for certain financing required to bridge the Company to the previously announced anticipated sale of its DenseLight subsidiary. That sale is scheduled to be completed in September 2019, subject to certain conditions including shareholder and other approvals. The Company expects to generate cash proceeds of approximately CAD$34.5 million to CAD$40 million upon completion of the DenseLight sale.

The first component of the financing consists of the issuance of up to CAD$14 million principal amount of 12% convertible unsecured debentures (the “Convertible Debentures”) of the Company. The Convertible Debentures will be sold in multiple tranches over several months, as needed, on a brokered private placement basis through the Company’s financial advisors, IBK Capital. The Company closed the first tranche of Convertible Debentures, for gross proceeds of CAD$1,929,000 on April 3, 2019.Further indications of interest amounting to approximately CAD$1.6 million from parties who could not participate in the first tranche are expected to be included in subsequent tranches.

The Debentures are unsecured, bearing interest at 12% per annum, compounded annually with 1% payable at the beginning of each month and mature on April 3, 2021. The Debentures are convertible at the option of the holders thereof into units at any time after October 31, 2019 at a conversion price of CAD$0.40 per unit for a total 4,822,500 units of the Company. Each unit will consist of one common share and one common share purchase warrant. Each common share purchase warrant will entitle the holder to purchase one common share of the Company at a price of CAD$0.50 per share for a period of two years from the date upon which the convertible debenture is converted into units. In the event that the sale of the Company’s DenseLight subsidiary is completed, holders of Debentures have the right to cause the Company to repurchase the Debentures at face value, subject to certain restrictions. The Debentures are governed by a trust indenture dated April 3, 2019 between the Company and TSX Trust Company as trustee.

Insiders of the Company subscribed for 37% or $710,000 of the first tranche of Convertible Debentures, including the Company’s board of directors and senior management team. Insiders of IBK Capital subscribed for 10% or $200,000 of this first tranche. Successive tranche closings in the coming months are each subject to approval by the TSX Venture Exchange.

Additionally, the Company arranged for a credit facility (the “Bridge Loan”) to be provided by Espresso Capital Ltd which will grant the Company access to a maximum US$5,000,000. The Company signed the loan documents on April 18, 2019 and was advanced US$2,000,000 on April 23, 2019. In partial consideration of the US$5,000,000 gross credit facility available to the Company, and in connection with the initial advance of US2,000,000, the Company issued to Espresso Capital warrants for the purchase of 3,289,500 common shares at a price of C$0.35 per share. The Warrants expire on April 18, 2020.

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

Period Ended	High (CA$)	Low (CA$)
MONTHLY
March 31, 2019	0.40	0.315
February 28, 2019	0.46	0.305
January 31, 2019	0.34	0.27
December 31, 2018	0.285	0.25
November 30, 2018	0.34	0.245
October 31, 2018	0.40	0.255
QUARTERLY
March 31, 2019	0.46	0.27
December 31, 2018	0.40	0.245
September 30, 2018	0.44	0.23
June 30, 2018	0.44	0.27
March 31, 2018	0.79	0.19
December 31, 2017	0.36	0.28
September 30, 2017	0.42	0.17
June 30, 2017	0.43	0.27
March 31, 2017	0.51	0.31
YEARLY
December 31, 2018	0.79	0.19
December 31, 2017	0.51	0.17
December 31, 2016	1.44	0.27
December 31, 2015	2.00	0.62
December 31, 2014	2.87	0.49

B.	Plan of Distribution

Not Required.

C.	Markets

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

Register, Entry Number and Purposes

Our Articles of Continuance became effective on November 30, 2010. Our corporation number in Ontario is 641402. The Articles of Continuance do not contain a statement of the Company’s objects and purposes. However, the Articles of Continuance provide that there are no restrictions on business that the Company may carry on or the powers the Company may exercise as permitted under the OBCA.

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

The threshold for a pre-closing net benefit review depends on whether the purchaser is: (a) controlled by a person or entity from a member of the WTO; (b) a state- owned enterprise (SOE); or (c) from a country considered a “Trade Agreement Investor” under the Investment Act. A different threshold also applies if the Canadian business carries on a cultural business. The 2019 threshold for WTO investors that are SOEs will be $416 million based on the book value of the Canadian business' assets, up from $398 million in 2018. The 2019 thresholds for review for direct acquisitions of control of Canadian businesses by private sector investor WTO investors ($1 billion) and private sector trade- agreement investors ($1.5 billion) remain the same and are both based on the "enterprise value" of the Canadian business being acquired.

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

1.	On May 11, 2016 the Company acquired all the issued and outstanding shares of DenseLight Semiconductor Pte. Ltd. in an all-stock acquisition for $10,500,000 satisfied through the issuance of 13,611,150 common shares.

2.	On June 22, 2016, the Company acquired all the issued and outstanding shares of BB Photonics, a New Jersey company and its subsidiary BB Photonics UK Ltd, collectively BB Photonics, a designer of integrated photonic solutions for the data communications market for consideration of $1,550,000. The all-stock purchase was accomplished with the issuance of 1,996,090 common share of the Company at a price of $0.777 per share.

3.	On October 19, 2016, the Company announced that it had entered into an agreement with Singapore’s Economic Development Board (EDB) to expand the Company’s research and development operations in Singapore. Under this agreement, the Company is eligible to receive support up to a maximum of S$10.7 million (US$7.7 million) over five years subject to certain expenditure, capital acquisition and head count thresholds.

4.	On April 18, 2019, the Company signed loan and security agreements for a senior secured credit facility (the “Bridge Loan”) to be provided by Espresso Capital Ltd which grants the Company access to a maximum US$5,000,000. On April 23, 2019 the Company received the initial advance against the credit facility in the amount of US$2,000,000. In partial consideration of the US$5,000,000 gross credit facility available to the Company, and in connection with the initial advance, the Company issued to Espresso Capital warrants for the purchase of 3,289,500 common shares at a price of C$0.35 per share. The Warrants expire on April 18, 2020.

D.	Exchange Controls

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

A U.S. Holder will generally not be subject to tax under the Tax Act on any capital gain realized on a disposition of common shares, provided that the shares do not constitute “taxable Canadian property” to the U.S. Holder at the time of disposition. Generally, common shares will not constitute taxable Canadian property to a U.S. Holder provided that such shares are listed on a designated stock exchange (which currently includes the TSXV) at the time of the disposition and, during the 60- month period immediately preceding the disposition, the U.S. Holder, persons with whom the U.S. Holder does not deal at arm’s length, or the U.S. Holder together with all such persons has not owned 25% or more of the issued shares of any series or class of the Company’s capital stock. If the common shares constitute taxable Canadian property to a particular U.S. Holder, any capital gain arising on their disposition may be exempt from Canadian tax under the Convention if at the time of disposition the common shares do not derive their value principally from real property situated in Canada.

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

Each potential U.S Holder of our common shares is advised to consult its own tax advisor with respect to the specific tax consequences to it of purchasing, holding or disposing of our common shares, including the applicability and effect of federal, state, local and foreign income tax and other laws to its particular circumstances.

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

Subject to the discussion below under “Passive Foreign Investment Company Status,” dividends that are received by U.S. Holders that are individuals, estates or trusts may qualify for taxation at the rate applicable to long-term capital gains (a maximum marginal federal income tax rate of 20%), provided that such U.S. Holders satisfy certain holding period requirements and such dividends meet the requirements of “qualified dividend income.” For this purpose, dividends paid by a non-U.S. corporation may qualify if the non-U.S. corporation is eligible for benefits of a comprehensive income tax treaty with the U.S., which benefits include an information exchange program and is determined to be satisfactory by the U.S. Secretary of the Treasury. The IRS has determined that the U.S.- Canada Tax Treaty is satisfactory for this purpose. Dividends that fail to meet such requirements, and dividends received by corporate U.S. Holders, are taxed at ordinary income rates.

Distributions of current or accumulated earnings and profits paid in foreign currency to a U.S. Holder (including any non-U.S. taxes withheld therefrom) will be includible in the income of a U.S. Holder in a U.S. Dollar amount calculated by reference to the exchange rate on the day the distribution is received. A U.S. Holder that receives a foreign currency distribution and converts the foreign currency into U.S. dollars subsequent to receipt may have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which will generally be U.S. source ordinary income or loss. A loss might not be deductible due to certain limitation.

U.S. Holders will have the option of claiming the amount of any non-U.S. income taxes withheld at source either as a deduction from gross income or as a dollar-for- dollar credit against their U.S. federal income tax liability. Individuals who do not claim itemized deductions, but instead utilize the standard deduction, may not claim a deduction for the amount of the non-U.S. income taxes withheld, but such amount may be claimed as a credit against the individual’s U.S. federal income tax liability. The amount of non-U.S. income taxes which may be claimed as a credit in any taxable year is subject to complex limitations and restrictions, which must be determined on an individual basis by each shareholder. These limitations include, among others, rules that limit foreign tax credits allowable with respect to specific classes of income to the U.S. federal income taxes otherwise payable with respect to each such class of income. A U.S. Holder will be denied a foreign tax credit with respect to non-U.S. income tax withheld from a dividend received on the common shares if such U.S. Holder does not satisfy certain holding period requirements.

Distributions of current or accumulated earnings and profits generally will be foreign source income for U.S. foreign tax credit purposes.

Disposition of Common Shares

Subject to the discussion below under “Passive Foreign Investment Company Status,” upon the sale, exchange or other taxable disposition of our common shares, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder’s basis in such common shares, which is usually the cost of such shares, and the amount realized on the disposition. Capital gain from the sale, exchange or other disposition of common shares held more than one year is long-term capital gain, and is eligible for a reduced rate of taxation for individuals (currently a maximum marginal federal income tax rate of 20%). Gains recognized by a U.S. Holder on a sale, exchange or other disposition of common shares generally will be treated as U.S. source income for U.S. foreign tax credit purposes. A loss recognized by a U.S. Holder on the sale, exchange or other taxable disposition of common shares generally is allocated to U.S. source income. The deductibility of capital losses recognized on the sale, exchange or other taxable disposition of common shares is subject to limitations. A U.S. Holder that receives foreign currency upon disposition of common shares and converts the foreign currency into U.S. dollars subsequent to the settlement date or trade date (whichever date the taxpayer was required to use to calculate the value of the proceeds of sale) may have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. Dollar, which will generally be U.S. source ordinary income or loss. Such loss may not be deductible due to certain limitations.

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

As an alternative to making the QEF election, a U.S. Holder of PFIC stock which is regularly traded on a qualified exchange may avoid the negative effects of the PFIC rules by electing to mark the stock to market and recognizing as ordinary income or loss, each taxable year that we are a PFIC, an amount equal to the difference as of the close of the taxable year between the fair market value of the PFIC stock and the U.S. Holder’s adjusted tax basis in the PFIC stock. Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. Holder under the election for prior taxable years. This election is available for so long as the Company’s common shares constitute “marketable stock,” which includes stock of a PFIC that is “regularly traded” on a “qualified exchange or other market.” Generally, a “qualified exchange or other market” includes a national market system established pursuant to Section 11A of the Exchange Act, or a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located and that has certain characteristics. A class of stock that is traded on one or more qualified exchanges or other markets is “regularly traded” on an exchange or market for any calendar year during which that class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter, subject to special rules relating to an initial public offering. It is not entirely clear whether either the OTCBB or TSXV are qualified exchanges or other markets, or whether there will be sufficient trading volume with respect to the Company’s common shares, and accordingly, whether the common shares will be “marketable stock” for these purposes. Furthermore, there can be no assurances that the Company’s common shares will continue to trade on any of the exchanges listed above.

We believe we were not a PFIC for the year ending December 31, 2018 and do not expect to be classified as a PFIC for the year ending December 31, 2019. However, PFIC status is determined as of the end of each taxable year and is dependent on a number of factors, including the value of our passive assets, the amount and type of our gross income, and our market capitalization. Therefore, there can be no assurance that we will not become a PFIC for the current taxable year ending December 31, 2019 or in a future taxable year. U.S. Holders which are individuals, estates and trusts and whose income exceeds certain thresholds will be required to pay a 38% surtax on “net investment income” including, among other things, dividends (if any) and net gain realized from our common shares. U.S. Holders should consult with their own tax advisors regarding the application of this tax. We will notify U.S. Holders in the event we conclude that we will be treated as a PFIC for any taxable year.

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

The consolidated financial statements of POET Technologies Inc. as of December 31, 2018, 2017 and 2016 included herein, have been audited by Marcum LLP, our independent registered accounting firm for that period, 555 Long Wharf Drive, 8th Floor, New Haven, CT 06511, USA, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

H.	Documents on Display

The Company’s documents can be viewed at its Canadian office, located at: Suite 1107, 120 Eglinton Avenue East, Toronto, Ontario M4P 1E2, Canada. Further, we file reports under Canadian regulatory requirements on SEDAR; you may access our reports filed on SEDAR by accessing their website at www.sedar.com. The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the Exchange Act), and files reports, Annual Reports and other information with the SEC. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at www.sec.gov. The Company’s reports, Annual Reports and other information can be inspected on the SEC’s website.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, and other reports and financial statements with the SEC as frequently or as promptly as United States domestic companies whose securities are registered under the Exchange Act.

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

Exchange Rate Risk

The Company is exposed to foreign currency risk with the Canadian and Singapore dollar. The Company maintains bank accounts and cash reserves in US, Canadian and Singapore dollars with the majority of reserves currently split between Canadian and US dollars. The Canadian dollar reserves are exposed to currency fluctuations. Most of the company’s operations are transacted in US and Singapore dollars. A 10% change in the Canadian and Singapore dollar would have increased or decreased other comprehensive loss by $386,391.

The following table shows exchange rates, from CAD to USD, for the past six months:

Period	High (1)	Low (1)	Average (2)
March 2019	0.7623	0.7425	0.7481
February 2019	0.7652	0.7493	0.7575
January 2019	0.7623	0.7318	0.7519
December 2018	0.7597	0.7318	0.7435
November 2018	0.7660	0.7485	0.7579
October 2018	0.7824	0.7592	0.7677
October 2018 — March 31, 2019	0.8163	0.7629	0.7544

(1) Bank of Canada monthly average rates (2) Bank of Canada daily closing average rates

The following table shows exchange rates, from SGD to USD, for the past six months:

Period	High (1)	Low (1)	Average (2)
March 2019	0.7427	0.7342	0.7384
February 2019	0.7432	0.7345	0.7388
January 2019	0.7432	0.7315	0.7372
December 2018	0.7336	0.7261	0.7291
November 2018	0.7299	0.7213	0.7269
October 2018	0.7290	0.7213	0.7246
October 2018 — March 31, 2019	0.7432	0.7213	0.7325

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

Not Required.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2018. In making this assessment, it used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that assessment and those criteria, management concluded that, as of December 31, 2018, the Company’s internal control over financial reporting was effective.

(c)	Attestation Report of Registered Public Accounting Firm

Not applicable.

(d)	Changes in Internal Controls over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2018 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16B. Code of Ethics

In December 2007, our Board of Directors adopted a Code of Business Conduct and Ethics (the “Code”) that applies to all our employees, including without limitation our chief executive officer, chief financial officer and principal accounting officer. Our Code may be viewed on our website at www.poet-technologies.com and is filed as an Exhibit to this Annual Report. A copy of our Code may be obtained, without charge, upon a written request addressed to our office at, 120 Eglinton Avenue East, Suite 1107, Toronto, Ontario M4P 1E2, Canada.

ITEM 16C. Principal Accountant Fees and Services Fees Paid to Independent Registered Public Accounting Firm

The following table sets forth, for each of the years indicated, the fees billed by our independent registered public accounting firm, Marcum LLP.

	Year Ended December 31,
Services Rendered	2018		2017
	(in US$)
Audit Fees (1)	$189,500	$	$165,000
Tax Fees (2)	11,700		18,690
Total	$201,200	$	$183,690

(1)	Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.
(2)	Tax fees relate to tax compliance, planning and advice.

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

a.	Audited Financial Statements — for the years ended December 31, 2018, 2017 and 2016 and as of December 31, 2018, 2017 and 2016

ITEM 18. Financial Statements

The Company has elected to provide financial statements pursuant to ITEM 17.

ITEM 19. Exhibits

1.1	Certificate and Articles of Continuance (1)
1.2	Amended and Restated Bylaws (2)
4.1	Asset Purchase Agreement with Tracker Acquisition, Inc., dated December 17, 2012 (1)
4.2	Agreement with BAE Systems Information And Electronic Systems Integration, Inc., dated May 21, 2008 (1)
4.3	License Agreement with the University of Connecticut, dated April 28, 2003, as amended April 15, 2014 (1)
4.4	Lease Agreement with the University of Connecticut, dated December 11, 2014.(2)
4.5	Agency Agreement with IBK Capital Corp., dated February 14, 2013 (1)
4.6	Credit Agreement with TCA Global Credit Master Fund, LP, dated March 30, 2012 (1)
4.7	Memorandum of Understanding with Ajit Manocha, dated July 3, 2014 (2)
4.8	Letter of Agreement with Daniel DeSimone, dated March 28, 2014 (2)
4.9	Executive Employment Agreement with Peter Copetti, dated June 30, 2014 (2)
4.10	Shareholder Rights Plan Agreement between the Company and TMX Equity Transfer Services, Inc.(2)
4.11	Consulting Agreement with Dr. Geoff Taylor, dated January 12, 2015 (2)
4.12	Employment Agreement with Stephane Gagnon, dated November 5, 2013 (1)
4.13	Employment Agreement with Suresh Venkatesan, dated June 10, 2015 (3)
4.14	Employment Agreement with Subhash Deshmukh, dated June 8, 2015 (3)
4.15	Employment Agreement with Rajan Rajgopal, dated December 27, 2016 (4)
4.16	Employment Agreement with Thomas Mika, dated November 2, 2016 (4)
4.17	Employment Agreement with Dave Lazovsky, dated February 1, 2017 (4)
4.18	Consulting Agreement with Dave Lazovsky, dated July 1, 2016 (4)
4.19	Agreement with the Singapore Economic Development Board, dated August 15, 2016 (4)
4.20	Sale and Purchase Agreement for DenseLight Semiconductors PTE, LTD, dated April 27, 2016 (4)
4.21	Sale and Purchase Agreement for BB Photonics Inc. dated May 16, 2016 (4)
4.22	2018 Stock Option Plan (5)
4.23	Form of Option Agreement(1)
4.24	Form of Warrant for Purchase of Common Shares (1)
4.25	Stock Specimen Certificate (1)
4.26	Credit Facility Agreement (5)
4.27	Agreement with Swansea University (4)
8.1	List of Subsidiaries: See ITEM 4.C.
11.1	Code of Business Conduct and Ethics (2)
12.1	Certification of Principal Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a)(***)
12.2	Certification of Principal Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a)(***)
13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002(***)
13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002(***)
23.1	Consent of Marcum LLP, independent registered accounting firm (5)

101. INS(**)	XBRL Instance Document
101.SCH(**)	XBRL Taxonomy Extension Schema Linkbase Document
101. CAL(**)	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF(**)	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB(**)	XBRL Taxonomy Extension Label Linkbase Document
101.PRE(**)	XBRL Taxonomy Extension Presentation Linkbase Document

(1) Filed as an exhibit to the Company’s registration statement under the Securities and Exchange Act on Form 20-F/A on May 15, 2014 and incorporated herein by reference.

(2) Filed as an exhibit to the Company’s annual Form 20-F on April 13, 2015 and incorporated herein by reference.

(3) Filed as an exhibit to the Company’s annual Form 20-F on March 18, 2016 and incorporated herein by reference.

(4) Filed as an exhibit to the Company’s annual Form 20-F on April 18, 2017 and incorporated herein by reference.

(5) Filed as an exhibit to this annual Form 20-F.

(**) In accordance with Rule 402 of Regulation S-T, the information in these exhibits shall not be deemed to be “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

(***) Filed herewith

WHERE TO FIND ADDITIONAL INFORMATION

We file reports and other information with the Securities and Exchange Commission; you may obtain copies of our filings with the SEC by accessing their website located at www.sec.gov. Further, we file reports under Canadian regulatory requirements on SEDAR; you may access our reports filed on SEDAR by accessing their website at www.sedar.com.

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

The Board of Directors endeavors to ensure that management fulfills its responsibilities for the financial reporting and internal control. The Board of Directors exercises this responsibility through its independent Audit Committee comprising a majority of unrelated and outside directors. The Audit Committee meets periodically with management and annually with the external auditors to review audit recommendations and any matters that the auditors believe should be brought to the attention of the Board of Directors. The Audit Committee also reviews the consolidated financial statements and recommends to the Board of Directors that the statements be approved for issuance to the shareholders.

The consolidated financial statements for the years ended December 31, 2018, 2017 and 2016 have been audited by Marcum LLP, independent registered public accounting firm, which has full and unrestricted access to the Audit Committee. Marcum’s report on the consolidated financial statements is presented herein.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

POET TECHNOLOGIES INC.

/s/ Suresh Venkatesan
Suresh Venkatesan
CEO

Date: April 29, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of POET Technologies Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of POET Technologies Inc. (the “Company”) as of December 31, 2018, 2017 and 2016, the related consolidated statements of operations and deficit, comprehensive loss, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Explanatory Paragraph – Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1, the Company has a significant working capital deficiency, has incurred significant losses and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with both the Public Company Accounting Oversight Board (United States) ("PCAOB") and the Canadian Public Accounting Board (“CPAB”) and are required to be independent with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2009, such date takes into account the acquisition of a portion of UHY LLP by Marcum LLP in April 2010.

New Haven, CT

April 29, 2019

POET TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in US Dollars)

December 31,	2018	2017	2016

Assets
Current
Cash and cash equivalents	$2,567,868	$4,974,478	$14,376,282
Short-term investments (Note 2)	-	-	589,275
Accounts receivable (Notes 2 and 4)	946,944	493,925	292,849
Prepaids and other current assets (Note 5)	2,936,619	1,957,727	758,917
Inventory (Note 6)	436,833	524,582	1,116,880

	6,888,264	7,950,712	17,134,203

Property and equipment (Note 7 and 21)	9,299,513	8,278,170	9,364,210
Patents and licenses (Note 8)	466,714	456,250	449,676
Intangible assets (Note 9)	802,409	839,637	876,865
Goodwill (Note 22)	7,681,003	7,681,003	7,681,003
	$25,137,903	$25,205,772	$35,505,957

Liabilities

Current
Accounts payable and accrued liabilities (Note 10)	$3,040,422	$810,593	$1,624,344

	3,040,422	810,593	1,624,344

Deferred tax liability (Notes 22 and 23)	1,000,427	1,298,367	1,596,307
Deferred rent	1,814	24,031	42,665
	4,042,663	2,132,991	3,263,316

Shareholders' Equity

Share capital (Note 11(b))	112,028,194	103,616,221	103,357,862
Warrants (Note 12)	8,303,738	5,985,378	5,985,378
Contributed surplus (Note 13)	36,042,754	32,102,967	29,062,874
Accumulated other comprehensive loss	(2,083,514)	(1,758,632)	(2,088,117)
Deficit	(133,195,932)	(116,873,153)	(104,075,356)
	21,095,240	23,072,781	32,242,641
	$25,137,903	$25,205,772	$35,505,957

Commitments and contingencies (Note 15)

On behalf of the Board of Directors

/s/ Chris Tsiofas	/s/ Suresh Venkatesan
Director	Director

POET TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Expressed in US Dollars)

For the Years Ended December 31,	2018	2017	2016

Revenue	$3,888,185	$2,794,044	$1,861,747

Cost of revenue	1,475,969	1,342,691	946,001
Gross margin	2,412,216	1,451,353	915,746

Operating expenses
Selling, marketing and administration (Note 20)	11,689,204	10,870,741	11,421,604
Research and development (Note 20)	8,692,804	5,442,873	3,165,825
Impairment loss (Notes 2, 7 and 21)	156,717	-	63,522
Loss on disposal of property and equipment (Note 7)	-	-	46,738
Other income, including interest (Note 2)	(1,505,790)	(1,766,524)	(66,872)

Operating expenses	19,032,935	14,547,090	14,630,817
Net loss from operations	(16,620,719)	(13,095,737)	(13,715,071)
Change in fair value of contingent consideration (Note 22)	-	-	(283,130)
Net loss before income tax recovery	(16,620,719)	(13,095,737)	(13,431,941)
Income tax recovery (Note 23)	(297,940)	(297,940)	(207,257)
Net loss	(16,322,779)	(12,797,797)	(13,224,684)

Deficit, beginning of year	(116,873,153)	(104,075,356)	(90,850,672)
Net loss	(16,322,779)	(12,797,797)	(13,224,684)
Deficit, end of year	$(133,195,932)	$(116,873,153)	$(104,075,356)
Basic and diluted net loss per share (Note 14)	$(0.06)	$(0.05)	$(0.06)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Expressed in US Dollars)

For the Years Ended December 31,	2018	2017	2016

Net loss	$(16,322,779)	$(12,797,797)	$(13,224,684)

Other comprehensive (loss) income - net of income taxes
Exchange differences on translating foreign operations	(324,882)	329,485	300,870
Comprehensive loss	$(16,647,661)	$(12,468,312)	$(12,923,814)

POET TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(Expressed in US Dollars)

For the Years Ended December 31,	2018	2017	2016
Share Capital
Beginning balance	$103,616,221	$103,357,862	$81,027,171
Funds from the exercise of warrants and compensation warrants	1,028,471	-	1,943,919
Fair value of warrants and compensation warrants exercised	447,270	-	901,417
Funds from the exercise of stock options	87,974	123,528	1,654,988
Fair value of stock options exercised	82,330	134,831	1,737,879
Commons shares issued on business acquisitions	-	-	12,050,000
Common shares issued to settle liabilities	-	-	1,843,629
Common shares issued on public offering	10,663,548	-	9,349,254
Share issue costs	(1,131,990)	-	(1,165,017)
Fair value of warrants issued on public offering	(2,286,426)	-	(5,985,378)
Fair value of compensation options issued to brokers	(479,204)	-	-

December 31,	112,028,194	103,616,221	103,357,862

Warrants
Beginning balance	5,985,378	5,985,378	2,013,747
Fair value of warrants issued on public offering	2,286,426	-	5,985,378
Fair value of compensation options issued to brokers	479,204	-	-
Fair value of warrants and compensation warrants exercised	(447,270)	-	(901,417)
Fair value of expired warrants	-	-	(1,112,330)

December 31,	8,303,738	5,985,378	5,985,378

Contributed Surplus
Beginning balance	32,102,967	29,062,874	25,618,159
Stock-based compensation	4,022,117	3,174,924	4,070,264
Fair value of stock options exercised	(82,330)	(134,831)	(1,737,879)
Fair value of expired warrants	-	-	1,112,330

December 31,	36,042,754	32,102,967	29,062,874

Accumulated Other Comprehensive Loss
Beginning balance	(1,758,632)	(2,088,117)	(2,388,987)
Other comprehensive (loss) income attributable to common shareholders - translation adjustment	(324,882)	329,485	300,870

December 31,	(2,083,514)	(1,758,632)	(2,088,117)

Deficit
Beginning balance	(116,873,153)	(104,075,356)	(90,850,672)
Net loss	(16,322,779)	(12,797,797)	(13,224,684)

December 31,	(133,195,932)	(116,873,153)	(104,075,356)

Total Shareholders' Equity	$21,095,240	$23,072,781	$32,242,641

POET TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in US Dollars)

For the Years Ended December 31,	2018	2017	2016

CASH AND CASH EQUIVALENTS (USED IN) PROVIDED BY:
OPERATING ACTIVITIES
Net loss	$(16,322,779)	$(12,797,797)	$(13,224,684)
Adjustments for:
Depreciation of property and equipment (Note 7)	2,468,604	2,183,963	1,448,525
Amortization of patents and licenses (Note 8)	56,792	53,969	49,775
Amortization of intangibles (Note 9)	37,228	37,228	23,266
Loss on disposal of property and equipment (Note 7)	-	-	46,738
Impairment loss (Notes 2, 7 and 21)	156,717	-	63,522
Stock-based compensation (Note 13)	4,022,117	3,174,924	4,070,264
Change in fair value of contingent consideration (Note 22)	-	-	(283,130)
Income tax recovery (Notes 22 and 23)	(297,940)	(297,940)	(207,257)
Deferred rent	(21,992)	-	42,665
Expected credit loss allowance (Notes 2 and 4)	40,615	-	-

	(9,860,638)	(7,645,653)	(7,970,316)
Net change in non-cash working capital accounts:
Accounts receivable	(508,094)	(171,257)	(77,415)
Prepaid and other current assets	(1,025,256)	(1,116,758)	(443,590)
Inventory	78,733	663,992	(841,806)
Accounts payable and accrued liabilities	2,026,667	(894,013)	(628,292)

Cash flows from operating activities	(9,288,588)	(9,163,689)	(9,961,419)

INVESTING ACTIVITIES
Cash proceeds from acquisitions	-	-	18,791
Proceeds from the disposal of property and equipment (Note 7)	-	-	37,195
Purchase of property and equipment (Note 7)	(3,467,992)	(969,797)	(1,208,532)
Purchase of patents and licenses (Note 8)	(67,608)	(60,543)	(72,638)
Advances made prior to acquisition (Note 22)	-	-	(500,000)
Proceeds from the sale of short-term investments	-	589,275	(598,148)

Cash flows from investing activities	(3,535,600)	(441,065)	(2,323,332)

FINANCING ACTIVITIES
Issue of common shares for cash, net of issue costs (Note 11)	10,648,003	123,528	11,783,144

Cash flows from financing activities	10,648,003	123,528	11,783,144

EFFECT OF EXCHANGE RATE CHANGES ON CASH	(230,425)	79,422	467,893

NET CHANGE IN CASH AND CASH EQUIVALENTS	(2,406,610)	(9,401,804)	(33,714)
CASH AND CASH EQUIVALENTS, beginning of year	4,974,478	14,376,282	14,409,996

CASH AND CASH EQUIVALENTS, end of year	$2,567,868	$4,974,478	$14,376,282

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING ACTIVITIES

Purchase of property and equipment financed through accounts payable	$250,160	$-	$-

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

1.	DESCRIPTION OF BUSINESS AND LIQUIDITY

POET Technologies Inc. is incorporated in the Province of Ontario. POET Technologies Inc. and its subsidiaries (the "Company") are developers and manufacturers of optical source products and photonic integrated devices for the sensing, datacom and telecom markets. The Company's head office is located at 120 Eglinton Avenue East, Suite 1107, Toronto, Ontario, Canada M4P 1E2. These consolidated financial statements of the Company were approved by the Board of Directors of the Company on April 29, 2019.

The financial statements have been prepared on the going concern basis which assumes that the Company will have sufficient cash to pay its debts, as and when they become payable, for a period of at least 12 months from the date the financial report was authorised for issue.

As at December 31, 2018, the Company has accumulated losses of $(133,195,932) and working capital of $3,847,842. During the year ended December 31, 2018, the Company had negative cash flows from operations of $(9,288,588). The Company has prepared a cash flow forecast which indicates that it does not have sufficient cash to meet its minimum expenditure commitments and therefore needs to raise additional funds to continue as a going concern. As a result, there is substantial doubt about the Company's ability to continue as a going concern.

To address the future funding requirements, management has undertaken the following initiatives:

1.       Entered into discussions to secure debt financing.

2.       Initiated a strict working capital monitoring program.

3.       Continued their focus on maintaining an appropriate level of corporate overheads in line with the Company's available cash resources.

4.       Filed a preliminary short-form prospectus to raise a maximum $50 million through a public offering of either equity securities, debt securities or a combination of both.

In line with its needs for additional financing, on April 3, 2019, the Company closed the first tranche of a private placement of convertible debentures that raised gross proceeds of CAD$1,929,000 (the "Debentures"). The Debentures are unsecured, bear interest at 12% per annum, compounded annually with 1% payable at the beginning of each month and mature on April 3, 2021.

Additionally, the Company arranged for a credit facility (the “Bridge Loan”) to be provided by Espresso Capital Ltd which will grant the Company access to a maximum US$5,000,000. The Company signed the loan documents on April 18, 2019 and was advanced US$2,000,000 on April 23, 2019.

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

Assets and liabilities of entities with functional currencies other than U.S. dollars are translated into the presentation currency at the year end rates of exchange, and the results of their operations are translated at average rates of exchange for the year. The resulting translation adjustments are included in accumulated other comprehensive loss in shareholders' equity. Additionally, foreign exchange gains and losses related to certain intercompany loans that are permanent in nature are included in accumulated other comprehensive loss. Elements of equity are translated at historical rates.

Financial instruments

IFRS 9 introduced new classification and measurement models for financial assets. The investment classifications held-to-maturity and available-for-sale are no longer used and financial assets at fair value through other comprehensive income ("FVTOCI") were introduced. Financial assets held with an objective to hold assets in order to collect contractual cash flows which arise on specified dates that are solely principal and interest are measured at amortised cost using the effective interest method. Debt investments held with an objective to hold both assets in order to collect contractual cash flows which arise on specified dates that are solely principal and interest as well as selling the asset on the basis of fair value are measured at FVTOCI. All other financial assets are classified and measured at fair value through profit or loss ("FVTPL"). Financial liabilities are classified as either FVTPL or other financial liabilities, and the portion of the change in fair value that relates to the Company's credit risk is presented in other comprehensive income (loss). Instruments classified as FVTPL are measured at fair value with unrealized gains and losses recognized in net income (loss). Other financial liabilities are subsequently measured at amortised cost using the effective interest method.

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Transaction costs that are directly attributable to the acquisition or issuance of financial assets and financial liabilities, other than financial assets and financial liabilities classified as FVTPL, are added to or deducted from the fair value on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities classified as FVTPL are recognized immediately in consolidated net income (loss).

Derecognition

Financial assets

The Company derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Company neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset. Any interest in transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability.

Financial liabilities

A financial liability is derecognized from the balance sheet when it is extinguished, that is, when the obligation specified in the contract is either discharged, cancelled or expires. Where there has been an exchange between an existing borrower and lender of debt instruments with substantially different terms, or there has been a substantial modification of the terms of an existing financial liability, this transaction is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. A gain or loss from extinguishment of the original financial liability is recognized in profit or loss.

The Company's financial instruments include cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities.

The following table outlines the classification of financial instruments under IAS 39 and the revised classification on the adoption of IFRS 9:

	Original classification under IAS 39	New classification under IFRS 9
Financial Assets
Cash and cash equivalents	Loans and receivables	Amortized cost
Short-term investments	FVTPL	Amortized cost
Accounts receivable	Loans and receivables	Amortized cost

Financial Liabilities
Accounts payable and accrued liabilities	Amortized costs	Amortized cost

Convertible debentures are accounted for as a compound financial instrument with a debt component and a separate equity component. The debt component of these compound financial instruments is measured at fair value on initial recognition by discounting the stream of future interest and principal payments at the rate of interest prevailing at the date of issue for instruments of similar term and risk. The debt component is subsequently deducted from the total carrying value of the compound instrument to derive the equity component. The debt component is subsequently measured at amortized cost using the effective interest rate method. Interest expense based on the coupon rate of the debenture and the accretion of the liability component to the amount that will be payable on redemption are recognized through profit or loss as a finance cost.

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and cash equivalents

Cash and cash equivalents consist of cash in current accounts of $2,267,868 and funds invested in US Term Deposits of $300,000 earning interest at 1.31% and maturing in less than 90 days.

Cash and cash equivalents include restricted funds of $218,888 which serves as a bank guarantee for the purchase of certain equipment. The bank guarantee is reduced on a monthly basis by $10,424 which is amount paid monthly in settlement of the outstanding balance on the equipment.

Short-term investments

The short-term investments of nil at December 31, 2018, nil at December 31, 2017 and $589,275 at December 31, 2016 consisted of guaranteed investment certificates ("GICs") held with one Canadian chartered bank and earn interest at a rate of 0.50%.

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

In determining a default provision, the Company utilizes a provision matrix, as permitted under the simplified approach to measure expected credit losses. In doing so management considered historical credit losses, forward-looking factors specific to the Company's debtors and other macro-economic factors to arrive at expected default rates. The default rates are then applied to the Company's aging to determine expected credit losses. The carrying amount of trade receivables is reduced by the expected credit losses. If the financial conditions of these customers were to deteriorate and the Company determines that no recovery of a trade receivable is possible, the amount is deemed irrecoverable and subsequently written-off (Note 4).

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

Property and equipment

Property and equipment are recorded at cost. Depreciation is calculated based on the estimated useful life of the asset using the following method and useful lives:

Machinery and equipment	Straight Line, 5 years
Leasehold improvements	Straight Line, 5 years or life of the lease, whichever is less
Office equipment	Straight Line, 3 - 5 years

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

The Company reported an impairment loss of $156,717 for the year ended December 31, 2018 (2017 - nil, 2016 - $63,522) (Note 21).

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

The Company performed its annual test for goodwill impairment at December 31, 2018. The Company utilized a five-year cash flow forecast using the annual budget approved by the Board of Directors as a basis for such forecasts. Cash flow forecasts beyond that of the budget were prepared using a stable growth rate for future periods. These forecasts were based on historical data and future trends expected by the Company. The Company's valuation model also takes into account working capital and capital investments required to maintain the condition of the assets. Forecasted cash flows were discounted using an after-tax rate of 32%.

Based on the impairment tests, the value in-use of the CGU to which goodwill is applicable exceeds the carrying amount. As a result, no provision for impairment of goodwill was provided.

Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, deferred income taxes are provided on differences between the financial reporting and income tax bases of assets and liabilities and on income tax losses available to be carried forward to future years for tax purposes. Deferred income taxes are measured using the substantively enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. Deferred tax assets are only recognized if the amount is expected to be realized in the future.

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recently Enacted U.S. Federal Tax Legislation

Introduced initially as the Tax Cuts and Jobs Act, the Act to Provide for Reconciliation Pursuant to Titles II and V of the Concurrent Resolution on the Budget for Fiscal Year 2018 (the “Act”) was enacted on December 22, 2017. The Act applies to corporations generally beginning with taxable years starting after December 31, 2017 and reduces the corporate tax rate from a graduated set of rates with a maximum 35% tax rate to a flat 21% tax rate. Additionally, the Act introduces other changes that impact corporations, including a net operating loss (“NOL”) deduction annual limitation, an interest expense deduction annual limitation, elimination of the alternative minimum tax, and immediate expensing of the full cost of qualified property. The Act also introduces an international tax reform that moves the U.S. toward a territorial system, in which income earned in other countries will generally not be subject to U.S. taxation. However, the accumulated foreign earnings of certain foreign corporations will be subject to a one-time transition tax, which can be elected to be paid over an eight-year tax transition period, using specified percentages, or in one lump sum. NOL and foreign tax credit (“FTC”) carryforwards can be used to offset the transition tax liability. As a result of this new regulation, the Company reduced its deferred tax assets by $9,472,000 in 2017. See note 23.

Revenue recognition

Revenue is measured based on the consideration specified in a contract with a customer and excludes amounts collected on behalf of third parties. The Company recognizes revenue when it transfers control over a product or service to a customer.

Sale of goods

Revenue from the sale of goods is recognized, net of discounts and customer rebates, at the point in time the transfer of control of the related products has taken place as specified in the sales contract and collectability is reasonably assured.

Service revenue

The Company provides contract services, primarily in the form of non-recurring revenue ("NRE") where control is passed to the customer over time. The contracts generally provide agreed upon milestones for customer payment which include but are not limited to the delivery of sample products, design reports and test reports. The customer makes payment when it has approved the delivery of the milestone. The Company must determine if the contract is made up of a series of independent performance obligations or a single performance obligation. Where NRE contracts contain multiple performance obligations for which a standalone transaction price can be assessed, revenue is recognized as each performance obligation is satisfied. Where NRE contracts contain a single performance obligation to be settled over time, revenue is recognized progressively based on the output method.

The Company recently adopted IFRS 15 - Revenue from Contracts from Customers, further explained in notes 3 and 24.

Other income

Interest income

Interest income on cash is recognized as earned using the effective interest method.

Government Grants

Grants received exclusively from governmental agencies such as the Department of Defense of the United States of America, NASA and Productivity and Innovation Credit Scheme Singapore ("PIC Grant"), relating to research and development or expenditure on technology, are recognized as other income.

PIC Grants are offered as a percentage of qualifying expenditures. PIC Grants are paid out in cash. Other income earned on government grants in 2018 was nil (2017 - nil, 2016 - $14,027).

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Research and Development Credits

The Company is eligible to receive cash credits for certain qualifying research and development expenses based on actual spending over a three year period, with an expectation that the credits will not exceed a certain dollar value over the three year period. At December 31, 2018, the Company has a recoverable amount of $1,905,593 relating to these research and development credits (2017 - $1,287,539, 2016 - nil) and is classified as prepaid and other current assets. Qualifying recovery of $1,481,260 have been recorded for the year ended December 31, 2018 (2017 - $1,695,383, 2016 - nil) and is included in other income.

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

In-Process Research and Development

Under IFRS, in-process research and development ("IPR&D") acquired in a business combination that meets the definition of an intangible asset is capitalized with amortization commencing when the asset is ready for use (i.e., when development is complete). The Company acquired $714,000 of IPR&D when it acquired BB Photonics Inc. in 2016. The development of this IPR&D is still incomplete, therefore no amortization has been charged against IPR&D.

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

Stock-based compensation

Stock options and warrants awarded to non employees are measured using the fair value of the goods or services received unless that fair value cannot be estimated reliably, in which case measurement is based on the fair value of the stock options. Stock options and warrants awarded to employees are accounted for using the fair value method. The fair value of such stock options and warrants granted is recognized as an expense on a proportionate basis consistent with the vesting features of each tranche of the grant. The fair value is calculated using the Black-Scholes option pricing model with assumptions applicable at the date of grant.

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

Recently adopted accounting policy

IFRS 15, Revenue from Contracts with Customers ("IFRS 15"). The IASB issued IFRS 15, which is effective for annual periods beginning on or after January 1, 2018. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time and over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which will affect the amount and/or timing of revenue recognized. The Company adopted the policy using the modified retrospective method (Note 24).

IFRS 9, Financial Instruments, replaces IAS 39, Financial Instruments: Recognition and Measurement. The new standard requires entities to classify financial assets as being measured either at amortized cost or fair value through profit or loss or fair value through other comprehensive income depending on the business model and contractual cash flow characteristics of the asset. Financial liabilities are generally classified and measured at fair value at initial recognition and subsequently measured at amortized cost. The Company adopted IFRS 9 on January 1, 2018 using the retrospective approach. IFRS 9 includes a new "expected credit loss" model which impacted accounts receivable in the current year. The adoption of IFRS 9 did not impact the carrying amounts of the Company's financial assets or liabilities on the adoption date (Note 2).

The following is a summary of recent accounting pronouncements that may affect the Company:

IFRS 16, Leases (“IFRS 16”) sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, the customer (lessee) and the supplier (lessor). This will replace IAS 17, Leases (“IAS 17”) and related Interpretations. IFRS 16 provides revised guidance on identifying a lease and for separating lease and non-lease components of a contract. IFRS 16 introduces a single accounting model for all lessees and requires a lessee to recognize right-of-use assets and lease liabilities for leases with terms of more than 12 months, unless the underlying asset is of low value, and depreciation of lease assets is reported separately from interest on lease liabilities in the income statement. Under IFRS 16, lessor accounting for operating and finance leases will remain substantially unchanged. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with earlier application permitted for entities that apply IFRS 15, Revenue from Contracts with Customers. The Company intends to adopt this new standard using the modified retrospective method. The adoption of this new standard will result in a right of use asset and liability of approximately $890,000 applicable to leases that will be renewed in 2019. Due to the near term expiry of the Company's current leases 2018 carrying values will not be impacted. The adoption of the new standard will have no impact on the Company's cash flows.

4.	ACCOUNTS RECEIVABLE

The carrying amounts of accounts receivable approximate their fair value and are originally denominated in Singapore dollars before conversion to US dollars at December 31:

		2018	2017	2016

Product sales	United States dollar	$713,744	$493,925	$292,849
Product sales	Singapore dollar	273,815	-	-
Loss allowance		(40,615)	-	-
		$946,944	$493,925	$292,849

In determining the recoverability of a trade receivable, the Company considers any change in the credit quality of the trade receivable from the date credit was initially granted up to the reporting date. The trade receivables that are neither past due nor impaired relates to customers that the company has assessed to be creditworthy based on the credit evaluation process performed by management which considers both customers' overall credit profile and its payment history with the Company. The loss allowance is determined in accordance IFRS 9 (Note 18).

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

5.	PREPAIDS AND OTHER CURRENT ASSETS

The following table reflects the details of prepaids and other current assets at December 31:

	2018	2017	2016

Sales tax recoverable and other current assets	$85,658	$119,482	$147,119
Research and development credit	1,905,593	1,287,539	-
Security deposits on leased properties	233,983	228,170	272,026
Prepaid expenses	711,385	322,536	339,772
	$2,936,619	$1,957,727	$758,917

6.	INVENTORY

The following table reflects the details of inventory at December 31:

	2018	2017	2016

Raw materials	$98,370	$112,768	$662,458
Finished goods	212,361	260,105	358,386
Work in process	126,102	151,709	96,036
	$436,833	$524,582	$1,116,880

In 2017, the Company recorded an inventory write-down of $353,476. Raw materials related to products under development represented the most significant portion of the write-down.

7.	PROPERTY AND EQUIPMENT

	Equipment not ready for use	Leasehold improvements	Machinery and equipment	Office equipment	Total
Cost
Balance, January 1, 2016	$-	$16,072	$1,400,103	$81,691	$1,497,866
Additions (1) (Note 21)	602,830	667,342	8,498,051	244,860	10,013,083
Disposals (1) (Note 21)	-	(16,072)	(64,747)	(11,734)	(92,553)
Reclassification (1)(2)	-	-	(98,522)	-	(98,522)

Balance, December 31, 2016	602,830	667,342	9,734,885	314,817	11,319,874
Additions	806,182	-	113,433	50,182	969,797
Reclassification	(874,371)	-	874,371	-	-
Effect of changes in foreign exchange rates	46,433	-	72,779	8,914	128,126
Balance,December 31, 2017	581,074	667,342	10,795,468	373,913	12,417,797
Additions	3,667,894	-	-	50,258	3,718,152
Reclassification (3)	(1,086,895)	-	881,221	202,674	(3,000)
Impairment and disposals (3) (Note 21)	-	-	(611,875)	(3,665)	(615,540)
Effect of changes in foreign exchange rates	(19,920)	-	(46,829)	(1,739)	(68,488)
Balance, December 31, 2018	$3,142,153	$667,342	$11,017,985	$621,441	$15,448,921

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

7.	PROPERTY AND EQUIPMENT (Continued)

Accumulated Depreciation
Balance, January 1, 2016	-	3,104	523,198	24,457	550,759
Depreciation for the year	-	83,189	1,320,050	45,286	1,448,525
Impairment and disposals (1)(2)	-	(3,104)	(34,940)	(5,576)	(43,620)
Balance, December 31, 2016	-	83,189	1,808,308	64,167	1,955,664
Depreciation for the year	-	133,499	1,857,474	192,990	2,183,963
Balance, December 31, 2017	-	216,688	3,665,782	257,157	4,139,627
Depreciation for the year	-	133,809	2,201,133	133,662	2,468,604
Impairment and disposals (3)	-	-	(455,158)	(3,665)	(458,823)
Balance, December 31, 2018	-	350,497	5,411,757	387,154	6,149,408

Carrying Amounts
At December 31, 2016	$602,830	$584,153	$7,926,577	$250,650	$9,364,210
At December 31, 2017	$581,074	$450,654	$7,129,686	$116,756	$8,278,170
At December 31, 2018	$3,142,153	$316,845	$5,606,228	$234,287	$9,299,513

(1)	During 2016, the Company (a) reduced its operations in Toronto and disposed of $27,806 of its property and equipment for proceeds of $2,195 and recorded a loss on the disposal of property and equipment of $16,931. The Company disposed of an additional $64,747 of machinery and equipment at a loss of $29,807 (b) added $217,722 of new equipment, however, only $119,200 was purchased during the year, $98,522 was purchased in 2016 but was classified as a prepaid deposit as it was not placed in use at December 31, 2016 (c) through the acquisition of DenseLight and BB Photonics, the Company acquired $8,706,029 of leaseholds improvements, machinery and office equipment (d) purchased an additional $1,089,332 of machinery and office equipment at DenseLight, $602,830 of which has not yet been placed into service.

(2)	During 2016, $35,000 was reclassified to non-current assets held for sale and was sold in July 2016, while $63,522 was recorded as an impairment loss on the consolidated statements of operations and deficit (Note 21).

(3)	During 2018, $3,000 relating to certain property and equipment were reclassified to non-current assets held for sale and was sold in December 2018 while $156,717 was recorded as an impairment loss on the consolidated statements of operations and deficit (Note 21).

8.	PATENTS AND LICENSES

Cost
Balance, January 1, 2016	$537,249
Additions	72,638
Balance, December 31, 2016	609,887
Additions	60,543
Balance, December 31, 2017	670,430
Additions	67,608
Effect of changes in foreign exchange rates	(352)
Balance, December 31, 2018	737,686

Accumulated Amortization
Balance, January 1, 2016	110,436
Amortization	49,775
Balance, December 31, 2016	160,211
Amortization	53,969
Balance, December 31, 2017	214,180
Amortization	56,792
Balance, December 31, 2018	270,972

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

8.	PATENTS AND LICENSES (Continued)

Carrying Amounts
At December 31, 2016	$449,676
At December 31, 2017	$456,250
At December 31, 2018	$466,714

9.	INTANGIBLE ASSETS

	Technology	Customer Relationships	Total
Cost
Balance, January 1, 2016	$-	$-	$-
Acquired through the acquisition of DenseLight	-	186,131	186,131
Acquired through the acquisition of BB Photonics	714,000	-	714,000
Balance, December 31, 2016, 2017 and 2018	714,000	186,131	900,131

Accumulated Amortization
Balance, January 1, 2016	-	-	-
Amortization for the year	-	23,266	23,266
Balance, December 31, 2016	-	23,266	23,266
Amortization for the year	-	37,228	37,228
Balance, December 31, 2017	-	60,494	60,494
Amortization for the year	-	37,228	37,228
Balance, December 31, 2018	-	97,722	97,722

Carrying Amounts
At December 31, 2016	$714,000	$162,865	$876,865
At December 31, 2017	$714,000	$125,637	$839,637
At December 31, 2018	$714,000	$88,409	$802,409

10.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities at December 31 was as follows:

	2018	2017	2016
Trade payable	$2,269,845	$504,229	$768,066
Payroll related liabilities (1)	595,720	112,913	628,378
Accrued liabilities	174,857	193,451	183,037
Lease commitment	-	-	44,863
	$3,040,422	$810,593	$1,624,344

(1) Payroll related liabilities at December 31, 2016 includes $450,000 of bonus payable to the CEO along with $87,751 of past salaries due to some current and former employees of DenseLight.

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

11.	SHARE CAPITAL

(a)	AUTHORIZED

Unlimited number of common shares

One special voting share

(b)	COMMON SHARES ISSUED

	Number of Shares	Amount

Balance, January 1, 2016	197,097,815	$81,027,171
Common shares issued on public offering	34,800,000	9,349,254
Share issue costs	-	(1,165,017)
Fair value of warrants issued on public offering	-	(5,985,378)
Common shares issued to settle liabilities	2,386,386	1,843,629
Common shares issued on business acquisitions	15,607,240	12,050,000
Funds from the exercise of stock options	5,648,000	1,654,988
Fair value of stock options exercised	-	1,737,879
Funds from the exercise of warrants and compensation warrants	3,794,412	1,943,919
Fair value of warrants and compensation warrants exercised	-	901,417

Balance, December 31, 2016	259,333,853	103,357,862
Funds from the exercise of stock options	685,000	123,528
Fair value of stock options exercised	-	134,831

Balance, December 31, 2017	260,018,853	103,616,221
Common shares issued on public offering	25,090,700	10,663,548
Share issue costs	-	(1,131,990)
Fair value of warrants issued on public offering	-	(2,286,426)
Fair value of compensation options issued to brokers	-	(479,204)
Funds from the exercise of stock options	372,250	87,974
Fair value of stock options exercised	-	82,330
Funds from the exercise of warrants and compensation warrants	2,600,500	1,028,471
Fair value of warrants and compensation warrants exercised	-	447,270

Balance, December 31, 2018	288,082,303	$112,028,194

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

On March 21, 2018, the Company completed a brokered "bought deal" public offering of 25,090,700 units at a price of $0.425 (CAD$0.55) per unit for gross proceeds of $10,663,548 (CAD$13,799,885). Each unit consists of one common share and one-half common share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at a price of $0.58 (CAD$0.75) per share until March 21, 2020. The broker was paid a cash commission of $639,813 (6%) of the gross proceeds and received 1,505,442 compensation options. Each compensation option is exercisable into one compensation unit of the Company at a price of $0.425 (CAD$0.55) per compensation unit until March 21, 2020 with each compensation unit comprising one common share and one-half compensation share purchase warrant. Each whole compensation share purchase warrant entitles the broker to purchase one common share of the Company at a price of $0.425 (CAD$0.55) per share until March 21, 2020. The Company paid an additional $492,177 in other costs related to this financing.

Certain management participated in the “bought-deal” public offering, by acquiring 281,000 units at a price of $0.425 (CAD$0.55) per unit for gross proceeds of $119,425 (CAD$154,550).

The fair value of the share purchase warrants and compensation options was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: dividend yield of 0%, risk-free interest rate of 1.86%, volatility of 94.77%, and estimated life of 2 years. The estimated fair values assigned to the warrants and compensation options were $2,286,426 and $479,204 respectively.

12.	WARRANTS

The following table reflects the continuity of warrants:

	Historical Average Exercise Price	Number of Warrants/ Compensation options	Historical Fair value

Balance, January 1, 2016	$0.79	8,369,233	$2,013,747
Warrants issued	0.39	34,800,000	5,985,378
Warrants and compensation warrants exercised	(0.51)	(3,794,412)	(901,417)
Expired	(1.02)	(4,574,821)	(1,112,330)

Balance, December 31, 2016 and 2017	0.39	34,800,000	5,985,378
Fair value of warrants issued on public offering	0.58	12,545,350	2,286,426
Historical fair value assigned to warrants exercised	0.39	(2,600,500)	(447,270)
Fair value of compensation options issued to brokers	0.43	1,505,442	479,204

Balance, December 31, 2018	$0.44	46,250,292	$8,303,738

13.	STOCK OPTIONS AND CONTRIBUTED SURPLUS

Stock Options

On June 21, 2018, shareholders of the Company approved amendments to the Company's fixed 20% stock option plan (as amended, previously referred to as the "2016 plan", now referred to as the "2018 Plan"). Under the 2018 Plan, the board of directors may grant options to acquire common shares of the Company to qualified directors, officers, employees and consultants. The 2018 Plan provides that the number of common shares issuable pursuant to options granted under the 2018 Plan and pursuant to other previously granted options is limited to 57,611,360 (the “Number Reserved”). Any subsequent increase in the Number Reserved must be approved by shareholders of the Company and cannot, at the time of the increase, exceed 20% of the number of issued and outstanding shares. The stock options vest in accordance with the policies determined by the Board of Directors from time to time consistent with the provisions of the 2018 Plan which grants discretion to the Board of Directors.

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

13.	STOCK OPTIONS AND CONTRIBUTED SURPLUS (Continued)

Stock option transactions and the number of stock options outstanding were as follows:

	Number of Options	Historical Weighted Average Exercise Price

Balance, January 1, 2016	26,718,500	$0.89
Expired/cancelled	(1,290,000)	0.96
Exercised	(5,648,000)	0.37
Granted	4,025,000	0.62

Balance, December 31, 2016	23,805,500	0.96
Expired/cancelled	(5,455,209)	0.73
Exercised	(685,000)	0.19
Granted	15,425,000	0.24

Balance, December 31, 2017	33,090,291	0.68
Expired/cancelled	(1,944,791)	0.74
Exercised	(372,250)	0.26
Granted	13,690,479	0.34

Balance, December 31, 2018	44,463,729	$0.58

During the year ended December 31, 2018, the Company recorded stock-based compensation of $4,022,117 (2017 - $3,174,924, 2016 - $4,070,264) relating to stock options that vested during the year.

The stock options granted were valued using the Black-Scholes option pricing model using the following assumptions:

	2018			2017			2016

Weighted average exercise price		$0.34			$0.24			$0.62
Weighted average risk-free interest rate		2.17%			1.87%			1.05%
Weighted average dividend yield		0%			0%			0%
Weighted average volatility		103.47%			102.73%			104.3%
Weighted average estimated life (in years)		10			10			10
Weighted average share price		$0.34			$0.24			$0.62
Share price on the various grant dates:	$0.18	-	$0.40	$0.21	-	$0.32	$0.46	-	$0.75
Weighted average fair value		$0.30			$0.22			$0.55

The underlying expected volatility was determined by reference to the Company's historical share price movements, its dividend policy and dividend yield and past experience relating to the expected life of granted stock options.

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

13.	STOCK OPTIONS AND CONTRIBUTED SURPLUS (Continued)

The weighted average remaining contractual life and weighted average exercise price of options outstanding and of options exercisable as at December 31, 2018 are as follows:

			Options Outstanding			Options Exercisable
Exercise Range			Number Outstanding	Historical Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Number Exercisable	Historical Weighted Average Exercise Price
$0.11	-	$0.20	693,750	$0.19	7.13	576,563	$0.20
$0.21	-	$0.24	10,773,750	$0.22	8.63	5,773,438	$0.22
$0.25	-	$0.29	3,909,499	$0.26	9.12	1,724,440	$0.26
$0.30	-	$0.86	16,604,730	$0.40	8.71	3,473,861	$0.45
$0.87	-	$1.64	12,482,000	$1.24	1.29	11,302,527	$1.28
			44,463,729	$0.58	6.61	22,850,829	$0.78

Contributed Surplus

The following table reflects the continuity of contributed surplus:

Amount

Balance, January 1, 2016	$25,618,159
Stock-based compensation	4,070,264
Fair value of stock options exercised	(1,737,879)
Fair value of expired warrants	1,112,330

Balance, December 31, 2016	29,062,874
Stock-based compensation	3,174,924
Fair value of stock options exercised	(134,831)

Balance, December 31, 2017	32,102,967
Stock-based compensation	4,022,117
Fair value of stock options exercised	(82,330)

Balance, December 31, 2018	$36,042,754

14.	LOSS PER SHARE

	2018	2017	2016

Numerator
Net loss	$(16,322,779)	$(12,797,797)	$(13,224,684)

Denominator
Weighted average number of common shares outstanding	282,098,432	259,771,793	220,058,321

Weighted average number of common shares outstanding - diluted	282,098,432	259,771,793	220,058,321

Basic and diluted loss per share	$(0.06)	$(0.05)	$(0.06)

The effect of common share purchase options, warrants, compensation warrants and shares to be issued on the net loss in 2018, 2017 and 2016 is not reflected as they are anti-dilutive.

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

15.	COMMITMENTS AND CONTINGENCIES

The Company has operating leases on three facilities; head office located in Toronto, Canada, design and testing operations located in San Jose, California and operating facilities located in Singapore. The Company's design and testing operations terminated a lease on January 31, 2017 and initiated a new lease on February 1, 2017 which expires on January 31, 2020. The lease on the Company's operating facilities expires on February 15, 2019. As at December 31, 2018, the Company's head office was on a month to month lease term.

Rent expense under these leases was $429,674 for the year ended December 31, 2018 (2017 - $421,316, 2016 - $312,842).

Subsequent to December 31, 2018, the Company renewed the lease of its operating facilities in Singapore.

Remaining minimum annual rental payments to the lease expiration date is as follows:

2019	$416,348
2020 and beyond	808,754

$1,225,102

16.	RELATED PARTY TRANSACTIONS

Compensation to key management personnel were as follows:

	2018	2017	2016

Salaries	$1,216,250	$932,133	$2,047,634
Share-based payments (1)	2,449,683	2,110,773	3,061,686

Total	$3,665,933	$3,042,906	$5,109,320

(1) Share-based payments are the fair value of options granted to key management personnel and expensed during the various years as calculated using the Black-Scholes model.

In 2016, the Company paid or accrued $150,000 in consulting fees to a director for strategic, technology, integration and general business consulting services.

The Company paid or accrued $115,740 in fees for the year ended December 31, 2018 (2017 - $115,660, 2016 - $113,250) to a law firm, of which a director is counsel, for legal services rendered to the Company.

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

On a consolidated basis, the Company operates geographically in Singapore, the United States and Canada. Geographical information is as follows:

2018

As of December 31,	Singapore	US	Canada	Consolidated
Current assets	$4,283,008	$302,405	$2,302,851	$6,888,264
Property and equipment	9,136,694	162,819	-	9,299,513
Patents and licenses	18,464	448,250	-	466,714
Goodwill and intangible assets	6,718,953	1,764,459	-	8,483,412

Total Assets	$20,157,119	$2,677,933	$2,302,851	$25,137,903

Year Ended December 31,	Singapore	US	Canada	Consolidated
Revenue	$3,888,185	$-	$-	$3,888,185
Cost of revenue	1,475,969	-	-	1,475,969
Selling, marketing and administration	8,252,278	2,337,342	1,099,584	11,689,204
Research and development	3,533,994	4,706,817	451,993	8,692,804
Impairment loss	156,717	-	-	156,717
Other income including interest income	(1,491,556)	-	(14,234)	(1,505,790)

Net loss from operations before income tax recovery	$8,039,217	$7,044,159	$1,537,343	$16,620,719

2017

As of December 31,	Singapore	US	Canada	Consolidated
Current assets	$3,190,298	$4,621,318	$139,096	$7,950,712
Property and equipment	8,018,900	259,270	-	8,278,170
Patents and licenses	18,816	437,434	-	456,250
Goodwill and intangible assets	6,756,181	1,764,459	-	8,520,640

Total Assets	$17,984,195	$7,082,481	$139,096	$25,205,772

Year Ended December 31,	Singapore	US	Canada	Consolidated
Revenue	$2,794,044	$-	$-	$2,794,044
Cost of revenue	1,342,691	-	-	1,342,691
Selling, marketing and administration	4,955,497	4,872,902	1,042,342	10,870,741
Research and development	3,237,713	1,877,966	327,194	5,442,873
Other income including interest income	(1,748,244)	-	(18,280)	(1,766,524)

Net loss from operations before income tax recovery	$4,993,613	$6,750,868	$1,351,256	$13,095,737

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

17.	SEGMENT INFORMATION (Continued)

2016

As of December 31,	Singapore	US	Canada	Consolidated
Current assets	$2,118,561	$10,058,018	$4,957,624	$17,134,203
Property and equipment	9,039,069	322,633	2,508	9,364,210
Patents and licenses	-	449,676	-	449,676
Goodwill and intangible assets	6,793,409	1,764,459	-	8,557,868

Total Assets	$17,951,039	$12,594,786	$4,960,132	$35,505,957

Year Ended December 31,	Singapore	US	Canada	Consolidated
Revenue	$1,861,747	$-	$-	$1,861,747
Cost of revenue	946,001	-	-	946,001
Selling, marketing and administration	3,242,703	7,027,033	1,151,868	11,421,604
Research and development	1,042,842	2,122,983	-	3,165,825
Impairment loss	-	63,522	-	63,522
Loss on disposal of property and equipment	-	29,807	16,931	46,738
Other income including interest income	(14,027)	-	(52,845)	(66,872)
Changes in fair value of contingent consideration	(283,130)	-	-	(283,130)

Net loss from operations before income tax recovery	$3,072,642	$9,243,345	$1,115,954	$13,431,941

18.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company's financial instruments consist of cash and cash equivalents, non-current assets held for sale, accounts receivable, and accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest risk arising from these financial instruments. The Company estimates that the fair value of these instruments approximates fair value due to their short term nature.

The Company has classified financial assets and (liabilities) as follows at December 31:

	2018	2017	2016

Fair value through profit or loss, measured at amortized cost:
Cash	$2,567,868	$4,974,478	$14,376,282
Short-term investments	-	-	589,275
Accounts receivable, measured at amortized cost:
Accounts receivable	946,944	493,925	292,849
Other liabilities, measured at amortized cost:
Accounts payable and accrued liabilities	(3,040,422)	(810,593)	(1,624,344)

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

18.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Continued)

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

The Company's accounts receivable ageing at December 31 was as follows:

	2018	2017	2016

Current	$892,343	$330,731	$125,610
31 - 60 days	34,331	56,094	16,346
61 - 90 days	60,885	-	75,816
> 90 days	-	107,100	75,077
Expected credit losses (1)	(40,615)	-	-

	$946,944	$493,925	$292,849

(1) The Company applies IFRS 9 simplified approach to measuring expected credit losses using a lifetime expected credit loss allowance for trade receivables.

The allowance is included in selling, general and administrative expenses in the consolidated statements of operations and deficit. Amounts charged to the loss allowance account are generally written off when there is no reasonable expectation of recovery.

In prior years, the impairment of trade receivables was assessed based on the incurred loss model and determined by management in accordance with its assessment of recoverability. Receivables for which an impairment provision was recognized were written off against the provision when there was no expectation of recovering additional cash.

Exchange Rate Risk

The functional currency of each of the entities included in the accompanying consolidated financial statements is the local currency where the entity is domiciled. Functional currencies include the US, Singapore and Canadian dollar. Most transactions within the entities are conducted in functional currencies. As such, none of the entities included in the consolidated financial statements engage in hedging activities. The Company is exposed to a foreign currency risk with the Canadian and Singapore dollar. A 10% change in the Canadian and Singapore dollar would increase or decrease other comprehensive loss by $386,391.

Liquidity Risk

The Company currently does not maintain credit facilities. The Company's existing cash and cash resources are not considered sufficient to fund operating and investing activities beyond one year from the issuance of these consolidated financial statements. The Company will need to seek additional financing to continue as a going concern.

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

19.	CAPITAL MANAGEMENT

In the management of capital, the Company includes shareholders' equity (excluding accumulated other comprehensive loss and deficit) and cash. The components of capital on December 31, 2018 were:

Cash	$2,567,868
Shareholders' equity	$156,374,686

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

The Company reviews its capital management approach on an ongoing basis.

20.	EXPENSES

Research and development costs can be analysed as follows:

	2018	2017	2016

Wages and benefits	$4,641,238	$2,839,088	$1,572,567
Subcontract fees	1,288,566	1,044,936	1,013,539
Stock-based compensation	536,321	369,007	373,196
Supplies	2,226,679	1,189,842	206,523

	$8,692,804	$5,442,873	$3,165,825

Selling, marketing and administration costs can be analysed as follows:

Stock-based compensation	$3,485,796	$2,805,917	$3,697,068
Wages and benefits	2,468,001	2,574,978	2,800,878
Depreciation and amortization	2,562,624	2,275,160	1,521,566
General expenses	1,178,536	1,038,857	1,292,341
Professional fees	767,351	624,941	715,716
Management and consulting fees	155,169	229,577	611,861
Rent and facility costs	1,071,727	1,321,311	782,174

	$11,689,204	$10,870,741	$11,421,604

21.	NON CURRENT ASSET HELD FOR SALE

During the year ended December 31, 2016, the Company reclassified $98,522 from prepaids and other current assets to property and equipment. During that year management determined that the equipment would not be used to generate future cash flows and committed to a plan to dispose of the equipment by December 31, 2016.

Management used a market approach to determine the equipment's fair value less cost of sell. Key assumptions included the cost of similar assets, the impact of customization and unique use. The fair value less cost to sell was determined to be $35,000 which is greater than its value in use. The Company recorded an impairment loss of $63,522 on the equipment and reclassified $35,000 from property and equipment to non current assets held for sale. The equipment was sold for $35,000 in July 2016. The Company recorded a loss $29,807 on the disposal of the equipment.

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

21.	NON CURRENT ASSET HELD FOR SALE (Continued)

During the year ended December 31, 2018, management determined that certain property and equipment would not be used to generate future cash flows and committed to a plan to dispose of the property and equipment by December 31, 2018.

Management used a market approach to determine the property and equipment's fair value less cost to sell. Key assumptions included the cost of similar assets, the impact of customization and unique use. The fair value less cost to sell was determined to be $3,000 which is greater than its value in use. The Company recorded an impairment loss of $156,717 on the property and equipment and reclassified $3,000 from property and equipment to non current assets held for sale.

22.	BUSINESS ACQUISITIONS

DenseLight

On May 11, 2016, the Company acquired all the issued and outstanding shares of DenseLight, a designer, manufacturer and distributor of photonic sensing and optical light source products for consideration of $10,500,000. The all stock purchase was accomplished with the issuance of 13,611,150 common share of the Company at a price of $0.7714 per share. The Company also committed to issuing shares representing $1,000,000 to the sellers in the event that DenseLight meets or exceeds a pre-determined revenue target during calendar 2016. The shares were not issued because the revenue target was not met.

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

The purchase and sale agreement provides for an additional $1,000,000 worth of shares to be issued to the sellers should gross revenue from DenseLight exceed certain targets for 2016. The fair value of this contingent consideration payable is determined by estimating the probability of the Company making that future payment and then discounting it to present value using a discount rate of 9% being the estimated cost of debt for the Company. At December 31, 2016, DenseLight did not exceed the established revenue targets for 2016. The Company therefore adjusted the fair value of contingent consideration to nil through earnings on December 31, 2016.

From the date of acquisition through December 31, 2016, DenseLight contributed $1,861,747 to consolidated revenues and $3,355,772 to consolidated net loss. Had the acquisition occurred on January 1, 2016, the Company estimates that DenseLight's contribution to consolidated revenue would have been $2,316,169 (unaudited) and would have contributed net loss of $2,344,976 (unaudited). In determining these amounts, the Company assumed that the preliminary fair value adjustments that arose on the acquisition date would have been the same had the acquisition occurred on January 1, 2016.

A deferred tax liability of $1,504,161 was created on the date of purchase and related to the fair value adjustment of the assets acquired. The change in the fair value assets acquired arising from amortization or the sale of assets resulted in a deferred tax recovery of $297,940 in 2018, $297,940 in 2017 and $206,596 in 2016. Deferred tax liability related to this transaction at December 31, 2018, 2017 and 2016 was $707,687, $1,005,627 and $1,303,567 respectively.

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

A deferred tax liability of $292,740 was created on the date of purchase and related to the fair value adjustment of the assets acquired. There was no amortization of related intangible assets in 2018, 2017 or 2016, therefore there has been no amortization of the deferred tax liability. Deferred tax liability of $6,663 assumed by the Company on acquisition was applied to deferred tax recovery.

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

23.	INCOME TAXES

The following table reconciles the expected income tax recovery at the Canadian statutory income tax rate of 26.5% for 2018 (2017 - 26.5%, 2016 - 26.5%) to the amounts recognized in operations.

For the Year Ended December 31,	2018	2017	2016

Net loss before taxes	$16,620,719	$13,095,737	$13,431,941

Expected current income tax recovery	4,404,491	3,470,370	3,559,000
Deferred tax recovery	297,940	297,940	207,257

	4,702,431	3,768,310	3,766,257

Adjustments to income tax recovery:

Amounts not deductible for tax purposes	(1,065,900)	(841,000)	(1,079,000)
Other non-deductible items	(509,900)	(463,000)	-
Deductible share issuance costs	77,000	94,000	118,000
Fair value consideration	-	-	116,000
Impact of US statutory income tax rate change (1)	-	(9,472,000)	-
Foreign tax differential	(592,000)	(69,000)	507,213
Unrecognized tax recovered (losses)	(2,313,691)	7,280,630	(3,221,213)

Income tax recovery recognized	$297,940	$297,940	$207,257

(1) Due to the reduction of US corporate tax rates from 35% to 21%, the Company will not be able to apply $9,472,000 against any future US taxes payable.

The following table reflects future income tax assets at December 31:

	2018	2017	2016

Resource assets	$1,024,271	$1,024,271	$1,024,271
Gross unamortized share issue costs	669,000	705,351	1,050,599
Canadian non-capital losses	12,431,000	11,100,672	10,137,652
US non-capital losses	71,594,000	67,654,438	63,725,982
Singapore non-capital losses	46,894,000	43,671,200	37,448,290

	132,612,271	124,155,932	113,386,794
Unrecognized deferred tax assets	(132,612,271)	(124,155,932)	(113,386,794)

Deferred income tax assets recognized	$-	$-	$-

In accordance with Section 382 of the Internal Revenue Code, the usage of the Company’s net operating loss carry forward related to the BB Photonics acquisition in 2016 of approximately $928,000 could be subject to annual limitation since there was greater than 50% ownership change.

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

24.	REVENUE

On January 1, 2018, the Company adopted IFRS 15 - Revenue from Contracts with Customers, using the modified retrospective method. The adoption of this standard did not materially impact the timing of revenue recognition for customer sales prior to fiscal 2018.

Disaggregated Revenues

The Company disaggregagtes revenue by timing of revenue recognition, that is, at a point in time and revenue over time. Disaggregated revenue is as follows:

	2018	2017	2016

Non-contract revenue (at a point in time)(1)(3)	$3,261,518	$2,714,044	$1,861,747
Contract revenue (revenue over time)(2)(3)	441,667	80,000	-
Contract revenue (at a point in time)(2)(3)	185,000	-	-

	$3,888,185	$2,794,044	$1,861,747

(1) Revenue from the sale of products.

(2) Revenue from long-term projects or non-recurring engineering (NRE).

(3) All revenue was generated from the Singapore geographic region.

Revenue Contract Balances

	Contract
	Receivables	Liabilities

Opening balance, January 1, 2016	$-	$-
Revenues recognized	-	-
Changes due to payment, fulfillment of performance obligations or other	-	(20,000)

Balance, December 31, 2016	-	(20,000)
Revenues recognized	80,000	(60,000)
Changes due to payment, fulfillment of performance obligations or other	(40,000)	80,000

Balance, December 31, 2017	40,000	-
Revenues recognized	626,667	(626,667)
Changes due to payment, fulfillment of performance obligations or other	(606,667)	626,667

Balance, December 31, 2018	$60,000	$-

The timing and satisfaction of the the Company's performance obligations under contracts with customers is generally in line with the timing of payments from customers, as a result the Company will either not have material contract assets or liabilities or payment for contract assets will be current.

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

24.	REVENUE (Continued)

Performance Obligations

The Company typically satisfies its performance obligations when services are rendered or products are delivered and accepted by the customer. Consideration is fixed and payment terms are consistent with the Company's terms for the sale of its products.

The aggregate amount of the transaction price allocated to the performance obligations that are unsatisfied as of December 31, 2018 was $2,600,000 (2017 - nil, 2016 - $80,000). The Company expects to satisfy this amount over the next 12 months.

Judgements were used in determining the amount and timing of revenue from contracts with customers. The timing of satisfaction of performance obligations was determined by the delivery of products or services that met the customer's expectations. The transaction price and the amount allocated to performance obligations was determined using market rates that would be reasonable for the services or products provided.

25.	SUBSEQUENT EVENTS

On February 1, 2019, the Company signed a non-binding Letter of Intent (LOI) for the sale of all the outstanding shares of DenseLight. Key terms of the LOI include proposed cash consideration in the range of $26 - $30 million, including a $4 million earn-out provision, no-shop and confidentiality clauses, and an undertaking to enter into key operating agreements, including a preferred supply agreement and a long-term strategic cooperation agreement among the parties. The parties expect to complete the signing of the definitive transaction agreements on or before September 15, 2019. The broad terms of the LOI and the consummation of any transaction are subject to further due diligence, the negotiation of definitive agreements and obtaining required approvals by all parties, including but not limited to the TSX Venture Exchange and a majority of the Company's shareholders.

On February 1, 2019, management committed to a plan to sell its subsidiary, DenseLight. The decision was taken in line with a strategy to focus on the Company's opportunities related to its Optical Interposer. The divestiture of DenseLight will immediately reduce the Company's operating losses and cash burn, while allowing the Company to pursue a "fab-light" strategy with a less capital-intensive business model that is focused on growing the Optical Interposer business through targeted investments in the design, development and sale of vertical market solutions. Consequently, all saleable assets and liabilities relating to DenseLight will be classified as "assets of disposal group held for sale" or "disposal group liabilities".

As at December 31, 2018, the disposal group comprised the following assets and liabilities:

Assets of disposal group held for sale

Accounts receivable	$946,944
Prepaids and other current assets	2,792,750
Inventories	436,833
Equipment	9,123,459
Intangible assets	106,873
Goodwill	6,630,544

Assets of disposal group held for sale	$20,037,403

Disposal group liabilities

Accounts payable and accrued liabilities	$2,558,805
Deferred liabilities	709,501

Disposal group liabilities	$3,268,306

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

25.	SUBSEQUENT EVENTS (Continued)

On April 1, 2019 the Company announced that it arranged for certain financing required to bridge the Company to the previously announced anticipated sale of its DenseLight subsidiary. That sale is scheduled to be completed in September 2019, subject to certain conditions including shareholder and other approvals. The Company expects to generate cash proceeds of approximately CAD$34.5 million to CAD$40 million upon completion of the DenseLight sale.

The first component of the financing consists of the issuance of up to CAD$14 million principal amount of 12% convertible unsecured debentures (the “Convertible Debentures”) of the Company. The Convertible Debentures will be sold in multiple tranches over upcoming months, as needed, on a brokered private placement basis through the Company’s financial advisors, IBK Capital. The Company closed the first tranche of Convertible Debentures, for gross proceeds of CAD$1,929,000 on April 3, 2019. Further indications of interest amounting to approximately CAD$1.6 million from parties who could not participate in the first tranche are expected to be included in subsequent tranches.

The Debentures are unsecured, bearing interest at 12% per annum, compounded annually with 1% payable at the beginning of each month and mature on April 3, 2021. The Debentures are convertible at the option of the holders thereof into units at any time after October 31, 2019 at a conversion price of CAD$0.40 per unit for a total 4,822,500 units of the Company. Each unit will consist of one common share and one common share purchase warrant. Each common share purchase warrant will entitle the holder to purchase one common share of the Company at a price of CAD$0.50 per share for a period of two years from the date upon which the convertible debenture is converted into units. In the event that the sale of the Company’s DenseLight subsidiary is completed, holders of Debentures have the right to cause the Company to repurchase the Debentures at face value, subject to certain restrictions. The Debentures are governed by a trust indenture dated April 3, 2019 between the Company and TSX Trust Company as trustee.

Insiders of the Company subscribed for 37% or $710,000 of the first tranche of Convertible Debentures, including the Company’s board of directors and senior management team. Insiders of IBK Capital subscribed for 10% or $200,000 of this first tranche. Successive tranche closings in the coming months are each subject to approval by the TSX Venture Exchange.

The second component of the financing consists of a credit facility (the “Bridge Loan”) to be provided by Espresso Capital Ltd which will grant the Company access to a maximum US$5,000,000. The Company signed the loan documents on April 18, 2019 and was advanced US$2,000,000 on April 23, 2019. In partial consideration of the US$5,000,000 gross credit facility available to the Company, and in connection with the initial advance of US2,000,000, the Company issued to Espresso Capital warrants for the purchase of 3,289,500 common shares at a price of C$0.35 per share. The Warrants expire on April 18, 2020.