Form 20-F
period 2019-12-31
POET TECHNOLOGIES INC.
filed 2020-04-30
CIK 1437424

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

The number of outstanding shares of common stock, no par value, as of December 31, 2019 was 288,363,553

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

☒Yes       ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in the Exchange Act.

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

POET TECHNOLOGIES INC.
FORM 20-F ANNUAL REPORT
TABLE OF CONTENTS

INTRODUCTION

POET Technologies Inc. is organized under the Business Corporations Act (Ontario). In this Annual Report, the “Company”, “we”, “our”, “POET” and “us” refer to POET Technologies Inc. and its subsidiaries (unless the context otherwise requires). We refer you to the documents attached as exhibits hereto for more complete information than may be contained in this Annual Report. Our principal Canadian corporate offices are located at Suite 1107, 120 Eglinton Avenue East, Toronto, Ontario M4P 1E2, Canada. Our U.S office is located in the U.S. 1605 N. Cedar Crest Boulevard, Allentown, PA, 18104. Our telephone number in Toronto is (416) 368-9411.

We file reports and other information with the Securities and Exchange Commission (“SEC”) located at 100 F Street NE, Washington, D.C. 20549. You may obtain copies of our filings with the SEC by accessing their website located at www.sec.gov. We also file reports under Canadian regulatory requirements on SEDAR; you may access our reports filed on SEDAR by accessing the website www.sedar.com.

This Annual Report (including the consolidated audited financial statements for the years ended December 31, 2019, 2018 and 2017 attached thereto, together with the auditors’ report thereon), and the exhibits thereto shall be deemed to be incorporated by reference as exhibits to the Registration Statement of the Company on Form F- 10, as amended (File No. 333-227873), and to be a part thereof from the date on which this report was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Business of POET Technologies Inc.

POET designs, develops, manufactures and sells integrated opto-electronic solutions for data communications and telecommunications markets. POET has developed and is marketing its proprietary POET Optical Interposer™ platform which utilizes a novel waveguide technology that allows the integration of electronic and photonic devices into a single multi-chip module. The integration of devices into a single package is achieved by applying advanced wafer-level semiconductor manufacturing techniques and novel packaging methods developed by POET. POET’s Optical Interposer eliminates costly components, assembly and testing methods employed in conventional photonics solutions. In addition to lowering costs compared to conventional devices, POET’s Optical Interposer provides a flexible and scalable platform for a variety of photonics applications ranging from data centers to consumer products.

On November 8, 2019, the Company closed on the sale of its wholly owned subsidiary, DenseLight Semiconductors Pte. Ltd., to a consortium of investors organized under DenseLight Semiconductor Technology (Shanghai) Ltd. (“DL Shanghai”) for $26,000,000. POET shareholders approved the sale with 99% of votes submitted at a Special Meeting held on October 24, 2019, ratifying the Share Sale Agreement (“SSA”) signed by the Company on August 20, 2019. The buyer assumed control of DenseLight upon closing. The sale proceeds are being paid over multiple tranches. The first tranche payment was received on November 8, 2019 in the amount of US$8 million. Shares of DenseLight were placed in escrow in the Buyer’s name, to be released by the escrow agent to the Buyer upon receipt of the remaining payments. The second tranche payment was made in two installments, with the first paid on February 19, 2020 consisting of US$4.75 million and the second on March 30, 2020 of US$8.25 million for a total paid to date of US$21.0 million. The remaining payment of US$5 million is expected to be made on or before May 31, 2020. Upon closing, the Company recognized a gain on the sale of $8,707,280. The Company received an additional $2,000,000, in excess of the sale proceeds, with the most recently paid two tranches which was immediately paid to Oak Capital on behalf of the Buyer for due diligence, legal and other expenses.

Although the Company continued to operate as a single entity until the sale was closed, to meet financial reporting standards, the Company was required to report DenseLight as “discontinued operations” separate from the remainder of the Company from January 1, 2020 and until Friday, November 8, 2019. Revenue and expenses, and gains and losses relating to the discontinued operations have been removed from the results of continuing operations and are shown as a single line item on the face of the consolidated statement of comprehensive loss.

During the year ended December 31, 2019, the Company reported net loss from continuing operations, before taxes of $11,727,372.

The net loss from continuing operations included $2,083,815 spent on research and development activities directly related to the development and commercialization of the POET Optical Interposer Platform. Research and development included $237,311 of non-cash fair value stock-based compensation. $6,697,387 was spent on selling, marketing and administration expenses which included non-cash operating costs of $2,650,830 related to the fair value of stock-based compensation and $243,674 related to depreciation and amortization.

The Company incurred $819,911 of interest expense and $372,340 of debt issuance costs related to $7,729,921 borrowed at various dates and from various lenders during 2019. The Company repaid $4,000,000 of the borrowed funds on November 8, 2019.

During 2019, the Company performed an impairment analysis on its goodwill and intangible assets related to the acquisition of BB Photonics in 2016. The Company determined that these assets were impaired and consequently recognized an impairment loss of $1,764,459.

Net income from discontinued operations, net of taxes was $5,481,757. Discontinued operations generated revenue of $4,426,355 from the sale of sensing products and non-recurring engineering (“NRE”). Gross profit was $3,224,982 or 73%. Included in the net income from discontinued operations, net of taxes was $5,677,222 spent on research and development and $1,950,526 spent on selling, marketing and administration. Discontinued operations had other income of $1,251,737 resulting primarily from cash credits either collected or recoverable from the Economic Development Board (“EDB”) of Singapore. The income from discontinued operations, net of taxes included a gain on the sale of discontinued operations, net of taxes of $8,707,280.

The Company’s balance sheet as of December 31, 2019 reflects assets with a book value of $24,077,355 compared to $25,137,903 as of December 31, 2018. Eighty-four percent (84%) of the book value at December 31, 2019 was in current assets consisting primarily of receivable from the sale of discontinued operations of $18,000,000 compared to twenty-seven percent (27%) of the book value as of December 31, 2018, or $6,888,264, was in current assets consisting primarily of cash and other current assets.

As at December 31, 2019, the Company had a working capital balance of $15,354,149. The Company is satisfied that it will have sufficient funds meet its operating requirements over the next 12 months.

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

The selected financial data of the Company for the years ended December 31, 2019, 2018 and 2017 was derived from the audited annual consolidated financial statements of the Company, which have been audited by Marcum LLP, independent registered public accounting firm. Selected financial data of the Company for the years ended December 31, 2016 and 2015 was derived from the consolidated financial statements of the Company, which are not included in this Annual Report.

The information contained in the selected financial data for the 2019, 2018 and 2017 years is qualified in its entirety by reference to the Company’s audited consolidated financial statements and related notes included under the heading “ITEM 17”. Financial Statements” and should be read in conjunction with such financial statements and related notes and with the information appearing under the heading “ITEM 5”.

Operating and Financial Review and Prospects.” Except where otherwise indicated, all amounts are presented in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Since its formation, the Company has financed its operations from public and private sales of equity securities, proceeds received upon the exercise of warrants and stock options, research and development contracts from U.S. government agencies, sales of the Company’s photonic products and, prior to 2012, by sales of solar energy equipment products. The Company has never been profitable, so its ability to finance operations has been dependent on equity financings. Since 2016, through its former subsidiary, DenseLight, the Company generated cash flow from the sale of its photonic sensing products and NRE. We believe, however, that it will need to rely on the sale of equity securities, debt securities or a combination of both to provide funds for its activities on an ongoing basis until we have concluded the development of the Optical Inter-poser. See ITEM 3.D. “Risk Factors.”

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future.

Consolidated Statements of Operations Under

International Financial Reporting Standards

(US$)

		Reclassified (1)
	2019	2018	2017	2016	2015

Operating Expenses
Selling, marketing and administrative	$6,697,387	$6,173,875	$5,887,709	$8,178,901	$8,614,109
Research and development	2,083,815	2,262,476	2,039,421	2,122,983	3,532,492
Impairment loss	1,764,459	-	-	-	-
Interest expense	819,911	-	-	63,522	-
Amortization of debt issuance costs	372,340	-	-	-	-
Loss on disposal of property and equipment	-	-	-	46,738	-
Other income, including interest	(10,540)	(14,234)	(18,279)	(52,845)	(76,431)
Operating Expenses	11,727,372	8,422,117	7,908,851	10,359,299	12,070,170
Income tax recovery	(292,740)	-	-	-	-
Net loss from continuing operations	(11,434,632)	(8,422,117)	(7,908,851)	(10,359,299)	(12,070,170)
Income (loss) from discontinued operations, net of taxes	5,481,757	(7,900,662)	(4,888,946)	(2,865,385)	-
Net loss	(5,952,875)	(16,322,779)	(12,797,797)	(13,224,684)	(12,070,170)
Deficit, beginning of year	(133,195,932)	(116,873,153)	(104,075,356)	(90,850,672)	(78,780,502)
Deficit, end of year	$(139,148,807)	$(133,195,932)	$(116,873,153)	$(104,075,356)	$(90,850,672)

Basic and diluted loss per share, continuing operations	$(0.04)	$(0.03)	$(0.03)	$(0.05)	$(0.07)
Basic and diluted income (loss) per share, discontinued operations	$0.02	$(0.03)	$(0.02)	$(0.01)	$0.00
Basic and diluted loss per share	$(0.02)	$(0.06)	$(0.05)	$(0.06)	$(0.07)

(1) The information above has been reclassified to present DenseLight results as discontinued operations for the years 2016 – 2018.

Consolidated Statements of Discontinued Operations Under

International Financial Reporting Standards

(US$)

	For the Period from January 1, 2019 to November 8,	For the Years Ended December 31,
	2019	2018	2017	2016

Revenue	$4,426,355	$3,888,185	$2,794,044	$1,861,747
Cost of Revenue	1,201,373	1,475,969	1,342,691	946,001
Gross Margin	3,224,982	2,412,216	1,451,353	915,746
Operating Expenses
Selling, marketing and administrative	1,950,526	5,515,329	4,983,032	3,242,703
Research and development	5,677,222	6,430,328	3,403,452	1,042,842
Interest expense	74,494	-	-	-
Impairment loss	-	156,717	-	-
Other income	(1,251,737)	(1,491,556)	(1,748,245)	(14,027)
Operating Expenses	6,450,505	10,610,818	6,638,239	4,271,518
Net loss from operations	(3,225,523)	(8,198,602)	(5,186,886)	(3,355,772)
Change in fair value contingent consideration	-	-	-	283,130
Gain on sale of discontinued operations, net of taxes	8,707,280	-	-	-
Net income (loss) from discontinued operations	5,481,757	(8,198,602)	(5,186,886)	(3,072,642)
Income tax recovery	-	297,940	297,940	207,257
Income (loss) from discontinued operations, net of income taxes	$5,481,757	$(7,900,662)	$(4,888,946)	$(2,865,385)

Consolidated Statements of Financial Position
Under International Financial Reporting Standards
(US$)

	December 31,
	2019	2018	2017	2016	2015
Assets
Cash and cash equivalents	$1,428,129	$2,567,868	$4,974,478	$14,376,282	$14,409,996
Short-term investments	-	-	-	589,275	-
Accounts receivable	-	946,944	493,925	292,849	-
Receivable from the sale of discontinued operations	18,000,000	-	-	-	-
Prepaids and other current assets	831,265	2,936,619	1,957,727	758,917	150923
Inventory	-	436,833	524,582	1,116,880	-
Property and equipment	3,143,060	9,299,513	8,278,170	9,364,210	947,107
Patents and licenses	452,384	466,714	456,250	449,676	426,813
Right of use asset	222,517	-	-	-	-
Intangible assets	-	802,409	839,637	876,865	-
Goodwill	-	7,681,003	7,681,003	7,681,003	-
Total Assets	$24,077,355	$25,137,903	$25,205,772	$35,505,957	$15,934,839
Liabilities
Accounts payable and accrued liabilities	$1,725,708	$3,040,422	$810,593	$1,624,344	$515,421
Convertible debentures	3,089,033	-	-	-	-
Lease liability	223,758	-	-	-	-
Deferred tax liability	-	1,000,427	1,298,367	1,596,307	-
Deferred rent	-	1,814	24,031	42,665	-
Total Liabilities	5,038,499	4,042,663	2,132,991	3,263,316	515,421
Shareholders’ Equity
Share capital	112,144,172	112,028,194	103,616,221	103,357,862	81,027,171
Equity component of loan payable	627,511	-	-	-	-
Warrants	8,525,358	8,303,738	5,985,378	5,985,378	2,013,747
Contributed surplus	38,799,337	36,042,754	32,102,967	29,062,874	25,618,159
Accumulated other comprehensive loss	(1,908,715)	(2,083,514)	(1,758,632)	(2,088,117)	(2,388,987)
Deficit	(139,148,807)	(133,195,932)	(116,873,153)	(104,075,356)	(90,850,672)
Total Equity	19,038,856	21,095,240	23,072,781	32,242,641	15,419,418
Total Liabilities and Equity	$24,077,355	$25,137,903	$25,205,772	$35,505,957	$15,934,839

B.	Capitalization and Indebtedness

During 2019 the Company closed five tranches of a private placement of the Convertible Debentures that raised gross proceeds of $3,729,921. The Convertible Debentures, bear interest at 12% per annum, compounded annually with 1% payable at the beginning of each month and mature two years from the date of issue. $3,429,105 was owed on convertible debentures at April 22, 2020.

A summary of the Company’s indebtedness at April 22, 2020 is as follows:

Issue Date	Maturity Date	Loan	Repayment/Conversion	Balance
03-Apr-19	03-Apr-21	$1,449,752	$-	$1,449,752
03-May-19	03-May-21	1,087,408	(128,788)	958,620
03-Jun-19	03-Jun-21	641,328	(95,105)	546,223
02-Aug-19	02-Aug-21	414,205	(76,923)	337,282
06-Sep-19	06-Sep-21	137,228	-	137,228
Balance		$3,729,921	$(300,816)	$3,429,105

C.	Reasons for the Offer and Use of Proceeds

Not Required.

D.	Risk Factors

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

Risks Related to Our Business

 We divested our major operating asset, adopted a new “fab-light” strategy, and we plan to focus on the Optical Interposer as our main business. Any or all of these decisions if incorrect may have a material adverse effect on the results of our operations, financial position and cash flows, and pose further risks to the successful operation of our business over the short and long-term.

There are substantial risks associated with our adoption of a “fab-light” strategy, including the immediate loss of all or a substantial part of our revenue, the loss of control over an internal development asset, and the loss of key technical knowledge available from personnel who will no longer be employed by the Company, many of whom we may have to replace.

We have some previous experience with managing development without an internal development resource under a similar “fab-light” strategy which was not successful, and there is no guarantee that our new approach to operating a company with our chosen strategy will be successful. Further, our strategy will be solely dependent on the future market acceptance and sale of Optical Interposer-based solutions, which are either not fully developed or are in qualification stages, and which no customer has yet fully committed to adopting in a production product.

We have taken substantial measures to protect POET’s intellectual property in the Optical Interposer, including development and production with a separate third-party company which engaged no DenseLight engineering personnel. We conducted development of component devices separately at our DenseLight facility and took measures to protect POET’s intellectual property on those developments as well. However, we cannot guarantee that all our measures to protect our intellectual property on either the POET Optical Interposer or its component devices have been totally effective. Following divestment, we will have little or no control over any leakage of certain proprietary information or know-how and additional development with the DenseLight operation on component devices may expose our intellectual property to parties that we cannot control. Further, we cannot guarantee that DenseLight or any other third-party that we rely on to perform development, manufacturing, packaging or testing services will perform as expected and produce the devices we will need to grow our Optical Interposer business.

There can be no assurance that we will be successful in addressing these or any other significant risks we may encounter in the divestment of DenseLight, the adoption of a “fab-light” strategy or the focus of our business solely on the Optical Interposer.

We may not be able to generate sufficient cash to service our debt obligations.

Throughout 2019, we sold unsecured convertible debentures. Our ability to make continued payments on our debt will depend on our financial and operating performance, which may fluctuate significantly from quarter to quarter, and is subject to prevailing economic conditions and financial, business and other factors, many of which are beyond our control. We cannot assure you that we will be able to generate sufficient cash flow or that we will be able to borrow funds from another source in amounts sufficient to enable us to service our debt. If we are not able to generate sufficient cash flow from operations or to borrow sufficient funds to service our debt, we may be required to sell equity or assets, reduce expenditures, refinance all or a portion of our existing debt or obtain additional financing. We cannot assure you that we will be able to refinance our debt, sell assets or equity or borrow more funds on terms acceptable to us, if at all.

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

Customer demand for paid non-recurring engineering work (NRE) is difficult to forecast accurately and, as a result, we may be unable to match our engineering resources with customer engagements.

Much of our revenue during the coming years will be for non-recurring engineering work (NRE) related to demonstrating the functionality of the POET Optical Interposer in various applications. At any given time, we have multiple discussions with potential customers ongoing, some of which mature into proposals and a portion of those into paid development work. It is not possible to estimate in advance which of the multiple discussions is likely to convert into a paid project. Nevertheless, we make planning and spending decisions, including determining the levels of NRE that we will seek and accept based on a variety of factors, including the market position and prestige of the customer, our determination of the likelihood of success of applying our solution and the size and likely success of any products that may result. Our decisions involve internal staffing levels, contracts with vendors and co-development partners, sub-component procurement, capital expenditures, commitments to production schedules and other resource requirements. While our customers may provide us with forecasts of their potential needs, they are typically not contractually committed to more than initial phases of design work, with subsequent work dependent on both the success of our efforts and theirs. Orders for additional engineering work may increase, decrease, cancel or delay at any time without significant penalty. The short-term nature of commitments by our customers and the possibility of unexpected changes in demand reduces our ability to accurately estimate future NRE revenues and our own resource levels. If any of our estimates of the number and scope of projects undertaken for customers is incorrect, or customers decrease, stop or delay purchasing our services or products for any reason, our business and results of our operations would be harmed.

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

Some of our current competitors, as well as some of our potential competitors, have longer operating histories, greater name recognition, broader customer relationships and industry alliances and substantially greater financial, technical and marketing resources than we do. We may not be able to compete successfully with our competitors and aggressive competition in the market may result in lower prices for our products and/or decreased gross margins. Any such development could have a material adverse effect on our business, financial condition and results of operations

We have limited operating history in the datacom market, and our business could be harmed if this market does not develop as we expect.

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

We depend on a limited number of suppliers of epitaxial wafers and contract manufacturers for our Indium Phosphide (“InP”) and Optical Interposer development and production activities. Some of these suppliers are sole source suppliers. We typically have not entered into long-term agreements with our suppliers. As a result, these suppliers generally may stop supplying us materials and other components at any time. Our reliance on a sole supplier or limited number of suppliers could result in delivery problems, reduced control over technology development, product development, pricing and quality, and an inability to identify and qualify another supplier in a timely manner. Some of our suppliers that may be small or under-capitalized may experience financial difficulties that could prevent them from supplying us materials and other components. In addition, our suppliers, including our sole source suppliers, may experience manufacturing delays or shut downs due to circumstances beyond their control such as earthquakes, floods, fires, labor unrest, political unrest or other natural disasters. A Change in supplier could require technology transfer that could require multiple iterations of test wafers. This could result in significant delays in resumption of production.

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

We have significant tangible assets located outside Canada and the United States. We have operating facilities are located in Singapore. Conducting business outside Canada and the United States subjects us to a number of additional risks and challenges, including:

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

Our predecessor company received subsidies and other types of funding from government agencies in the locations in which we operate. The funding agreements stipulate that if we do not comply with various covenants, including eligibility requirements, and/or do not achieve certain pre-defined objectives, those government agencies may reclaim all or a portion of the funding provided. If this were to occur, we would either not be in a position to repay the claimed amounts or would have to borrow large sums in order to do so or refinance with dilutive financing, which could adversely affect our financial condition.

Our predecessor company, Opel Solar and its wholly-owned subsidiary ODIS, received research and development grants from the United States Air Force and from NASA. We cannot guarantee that one or more agencies will not seek repayment of all or a portion of the funds provided, and if this were to occur, we could have to borrow large sums or refinance with dilutive financing in order to make the repayments, which would adversely affect our financial condition.

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

We have historically incurred losses and negative cash flows from operations since our inception. As of December 31, 2019, we had an accumulated deficit of $139,148,807. For the years ended December 31, 2019 and December 31, 2018, we incurred net losses of $5,952,875 and $16,322,779 respectively.

The Company had working capital of $15,354,149 on December 31, 2019 compared to $3,847,842 on December 31, 2018. The Company’s balance sheet as of December 31, 2019 reflects assets with a book value of $24,077,355 compared to $25,137,903 as of December 31, 2018. Eighty-four percent (84%) of the book value at December 31, 2019 was in current assets consisting primarily of receivable from the sale of discontinued operations of $18,000,000 compared to twenty-seven percent (27%) of the book value as of December 31, 2018, or $6,888,264, was in current assets consisting primarily of cash and other current assets.

The Company is satisfied that it has sufficient working capital to meet its operating requirements over the next 12 months.

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

As of December 31, 2019, we had accumulated net operating losses (NOLs), of approximately $92 million. Varying jurisdictional tax codes have restrictions on the use of NOLs, if a corporation undergoes an “ownership change,” the corporation’s ability to use its pre-change NOLs, R&D credits and other pre-change tax attributes to offset its post-change income may be limited. An ownership change is generally defined as a greater than 50% change in equity ownership. Based upon an analysis of our equity ownership, we do not believe that we have experienced such ownership changes and therefore the annual utilization of our NOLs may not be subject to such limitation at this time. However, should we experience additional ownership changes, our NOL carry forwards may be limited.

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

We have closed the sale of our DenseLight subsidiary and received $21 million of the $26 million due on the sale. The remaining tranche of $5 million is scheduled to be paid on or before May 31, 2020. If for any reason the holders or our convertible debentures decide to redeem rather than convert their debentures at the time we receive the final payment and provide notice to holders that they are entitled to redeem, we could experience a significant outflow of cash that could interrupt our operating plans, delay new product introduction and cause significant harm to the Company.

We have planned our operation based on receiving the full consideration for the sale of DenseLight, we have decided not to declare the sale “completed” until we receive the final payment. Given the environment that COVID-19 has produced and the likely losses that have been incurred by the holders of our convertible debentures in other investments, we are concerned that once those holders are entitled to redeem that substantial numbers of them may do so, resulting in a significant outflow of cash during a critical period of time for the Company. While we intend to contact all the convertible debentures holders to explain the burden that redemptions would place on the Company, we cannot guarantee that our appeals for restraint in redemptions would be successful.

The outstanding amount owed in connection with the convertible debentures is $3,429,105. If we do not receive the final payment from the Buyer, and if all or a majority of the purchasers of the convertible debentures request redemption, the Company may have to divert its limited cash to these repayments rather than into its operations

The coronavirus outbreak could adversely affect our results of operations.

The global outbreak of COVID-19 has resulted in Canada, the United States, Singapore and other countries halting or sharply curtailing the movement of people, goods and services. The curtailed activity has negatively affected many businesses, including businesses that operate in our sector. The prolonged economic impact of COVID-19 remains uncertain. At this point, we believe the conditions may have a material adverse impact on our business. Given the rapidly changing developments we cannot accurately predict what effects these conditions will have on our business, which will depend on, among other factors, the ultimate geographic spread of the virus, the duration of the outbreak, travel restrictions and business closures imposed globally by various governments.

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

As of April 22, 2020, our 52-week high and low closing market prices for our common stock on the TSXV were CA$0.56 and CA$0.23.

We have historically obtained, and expect to continue to obtain, additional financing primarily by way of sales of equity, which may result in significant dilution to existing shareholders.

We have not earned profits, so the Company’s ability to finance operations is chiefly dependent on equity financings. Since 2012 we raised approximately US$60.6 million (net of share issue costs) in equity public offerings, financing through private placements or the exercise of stock options and warrants in support of the Company’s business, which has resulted in significant dilution to existing shareholders. Further equity financings will also result in dilution to existing shareholders, and such dilution could be significant.

Future sales of common stock or warrants, or the prospect of future sales, may depress our stock price. The exercise of share purchase options and warrants will create dilution which could adversely affect the Company’s shareholders.

Sales of a substantial number of shares of common stock or warrants, or the perception that sales could occur, could adversely affect the market price of our common stock. Additionally, as of April 22, 2020, there were outstanding options to purchase up to 29,539,155 shares of our common stock that are currently exercisable and additional outstanding options to purchase up to 25,047,296 shares of common stock that are exercisable over the next several years. As of April 22, 2020, there were outstanding warrants to purchase 45,729,850 shares of our stock. The holders of these options and warrants have an opportunity to profit from a rise in the market price of our common stock with a resulting dilution in the interests of the other shareholders. The existence of these options and warrants may adversely affect the terms on which we may be able to obtain additional financing. The weighted average exercise price of issued and outstanding options is CAD$0.65, the weighted average exercise price of warrants is CAD$0.57, which compares to the CAD$0.52 market price at closing on April 22, 2020. If all of these securities were exercised, an additional 99,331,301 common shares would become issued and outstanding. This represents an increase of 34.2% in the number of shares issued and outstanding and would result in significant dilution to current shareholders

The risks associated with penny stock classification could affect the marketability of the Company’s common shares and shareholders could find it difficult to sell their shares.

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

Neither Canadian law nor our Articles or By-laws limit the right of a non-resident to hold or vote common shares of the Company, other than as provided in the Investment Canada Act (the “Investment Act”), as amended by the World Trade Organization Agreement Implementation Act (the “WTOA Act”). The Investment Act generally prohibits implementation of a direct reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a “Canadian,” as defined in the Investment Act (a “non-Canadian”), unless, after review, the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in the common shares of the Company by a non-Canadian (other than a “WTO Investor,” as defined below) would be reviewable under the Investment Act if it were an investment to acquire direct control of the Company, and the value of the assets of the Company were CA$5.0 million or more (provided that immediately prior to the implementation of the investment the Company was not controlled by WTO Investors). An investment in common shares of the Company by a WTO Investor (or by a non- Canadian other than a WTO Investor if, immediately prior to the implementation of the investment the Company was controlled by WTO Investors) would be reviewable under the Investment Act if it were an investment to acquire direct control of the Company and the value of the assets of the Company equaled or exceeded certain threshold amounts determined on an annual basis. The threshold for a pre-closing net benefit review depends on whether the purchaser is: (a) controlled by a person or entity from a member of the WTO; (b) a state- owned enterprise (SOE); or (c) from a country considered a “Trade Agreement Investor” under the Investment Act. A different threshold also applies if the Canadian business carries on a cultural business. The 2020 threshold for WTO investors that are SOEs will be $428 million based on the book value of the Canadian business' assets, up from $416 million in 2019. The 2020 thresholds for review for direct acquisitions of control of Canadian businesses by private sector investor WTO investors ($1 billion) and private sector trade- agreement investors ($1.5 billion) remain the same and are both based on the "enterprise value" of the Canadian business being acquired.

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

On May 11, 2016, in an all-stock transaction, the Company acquired all the issued and outstanding shares of DenseLight Semiconductor Pte. Ltd., a privately held Singapore company that provides optical solutions. DenseLight designs, manufactures and sells optical light source products. DenseLight was acquired for $10,500,000 of the Company’s stock. The Company issued 13,611,150 common shares to the former shareholders of DenseLight.

On November 8, 2019, the Company sold 100% of the issued and outstanding shares of DenseLight for $26,000,000. The Company recognized a gain on the sale of $8,707,280.

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

The following is a graphic description of the Company and its subsidiaries:

POET Technologies Inc.
(Ontario - Canada)
100%
100%
Opel Solar Inc.
(USA - Delaware)
100%
POET Technologies Pte
Ltd. (Singapore)
100%
BB Photonics Inc.
(USA - New Jersey)
100%
ODIS Inc.
(USA - Delaware)
100%
BB Photonics UK Ltd.
(UK)

OPEL Solar Inc. and ODIS Inc.

OPEL Solar, Inc. (OPEL)

OPEL is a wholly-owned subsidiary of POET Technologies and is the assignee for all patents and patent applications filed by the Company prior to 2019.

ODIS Inc. (“ODIS”)

ODIS is a wholly owned subsidiary of OPEL Solar, Inc. and is the developer of the POET platform semiconductor process IP for fabrication of integrated circuit devices containing both electronic and optical elements in a single package ("hybrid integration").

BB Photonics Inc. and BB Photonics UK Ltd.

BB Photonics develops photonic integrated components for the datacenter market utilizing embedded waveguide technology that is intended to enable on-chip athermal wavelength control which lowers the total solution cost of datacenter photonic integrated circuits.

POET Technologies Pte Ltd. (“PTS”)

PTS is a wholly owned subsidiary of POET Technologies Inc. Situated in Singapore, PTS tests and validates the designs of ODIS

The Company operates geographically in the United States, Canada and Singapore

Capital Expenditures

Our capital expenditures for the last three years, which principally consist of purchases of research and development equipment and instrumentation and patents are as follows:

Period	Capital Expenditure	Purpose
Fiscal 2019 (1)	$2,121,987	Instruments, equipment and patents
Fiscal 2018	$3,785,760	Instruments, equipment and patents
Fiscal 2017	$1,030,340	Instruments, equipment and patents

(1)	Prior to the sale of DenseLight, the Company spent $1,610,503 in capital expenditures at DenseLight and $511,484 on capital expenditures at POET. The capital items acquired at DenseLight were sold as part of the sale.

The Company’s registered office is located at Suite 1107, 120 Eglinton Avenue East, Toronto, Ontario, Canada M4P 1E2 and its phone number is (416) 368-9411. The Company has operations at Suite 308, 1605 N. Cedar Crest Boulevard, Allentown, PA, 18104 and 21 Changi North Way, #04-06, Singapore, 498774.

B.	Business Overview

Corporate Overview

Overview

We design, develop, manufacture and sell both discrete and integrated opto-electronic solutions for data communications and telecommunications markets. POET has developed and is marketing its proprietary POET Optical Interposer™ platform. The POET Optical Interposer utilizes a novel waveguide technology that allows the integration of electronic and photonic devices into a single multi-chip module. The integration of devices into a single package is achieved by applying advanced wafer-level semiconductor manufacturing techniques and novel packaging methods developed by POET. POET’s Optical Interposer eliminates costly components, assembly and testing methods employed in conventional photonics solutions. In addition to lowering costs compared to conventional devices, POET’s Optical Interposer provides a flexible and scalable platform for a variety of photonics applications ranging from data centers to consumer products.

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

POET has targeted as the first application of the Optical Interposer the development of Optical Engines for transceivers used in data centers. Transceivers are used to convert digital electronic signals into light signals and to transmit and receive those light signals via fiber optic cables within datacenters and between datacenters and metropolitan centers in a vast data and tele-communications network. In 2019 we delivered prototypes of certain components designed for our Optical Engines and we expect to continue to do so throughout 2020. These prototypes address the emerging high-growth segment of the current market for Optical Engines. Continued development of our Optical Engine prototypes is intended to add several commonly used communication protocols and data speeds to increase the functionality of our Optical Engines and to address broader markets.

Virtually all of POET's R&D expenditures in recent years have been in some way connected to the Optical Interposer. We expect to continue to spend the majority of our R&D resources for the foreseeable future on Optical Interposer-based components across a variety of potential applications. DenseLight has also incurred R&D expenditures for conventional non-interposer-based products, primarily in the area of photonic sensing that represent the majority of the Company’s current product sales.

As a platform technology, Optical Interposer development does not have a specific end point. Each application of the Optical Interposer requires development specific to the application. POET’s product roadmap is currently focused on the development of Optical Engines for optical transceivers. Optical Engines include all of the photonics-related components of a transceiver but do not include several of the electronic devices needed for a functioning transceiver module. Nor does it include the external packaging and optical fibers. Nevertheless, Optical Engines represent the majority of the cost and value of most optical transceivers.

The “active” components that are included in a POET Optical Engine include lasers, detectors and modulators fabricated on InP or Silicon substrate and specifically designed to be integrated into the Optical Interposer fabric. We have supplemented our active component device development with co-development partners and license agreements, including for certain types of lasers and modulators. This not only reduces the risk to internal development and accelerates time to market, but it also ensures second sources of Optical Interposer-compatible active components, a critical part of our strategy going forward.

In parallel to these activities, POET also directed development programs in two other areas for the Optical Interposer platform outside of DenseLight, including Passive Component design and development and Core Integration process development. Passive devices include filters, mux-demux devices, waveguides and spot size converters, all designed and fabricated using POET’s proprietary materials and processes. The Optical Interposer devices are fabricated at a third-party foundry. We transferred the basic processes for producing our Optical Interposers to our foundry partner in 2018 and since then we have continued to improve those processes in order to make them suitable for high volume manufacturing.

Core Integration Process Development relates primarily to advanced packaging methods that, combined with the unique design of the Optical Interposer, allows true wafer-scale assembly and test. We do not believe that such true wafer-scale integration has yet been demonstrated by any other approach in the photonics industry. We are able to achieve chip-level integration and wafer-scale assembly, test and packaging because all of the active devices are designed to be placed and “matched” to passive device interfaces on the foundational Optical Interposer wafer using pick-and-place assembly techniques. We eliminate the high cost and cumbersome process of testing each component following placement. Once placed and tested at wafer scale, each Optical Interposer device is sealed, the wafer is separated into hundreds of individual die, and the final Optical Engine is ready for shipment to the customer. Each of these process steps, from flip-chipping of devices onto the Optical Interposer, pick and place assembly, hermetic sealing and singulation required substantial innovation and development, including several techniques that are unique in the photonics and compound semiconductor industries.

We are working with leading industry partners on optical engines and other components for 400G transceivers, which is the next generation of transceiver modules that are expected to be introduced into data centers in the coming months and years. We believe that the Optical Interposer platform is very relevant to markets beyond data communications, such as telecommunications, Automotive LIDAR, and integration with Application Specific Integrated Circuits (ASICs), including switches and graphics generators.

___________________________________

“G” is an abbreviation for “Giga bits per second”, the rate at which the device transmits or receives data.

Industry Background

The explosion in data, storage and information distribution is driving extraordinary growth in internet traffic and cloud services. The expected growth in the networking and data communication market is the result of many factors, among them being, the growth of wireless and mobile traffic (which will account for 71% of total Internet Provider (IP) traffic by 20221), social media activity, the progression of video transmission, the emergence of imaging such as virtual/augmented/mixed reality and 3D video, the continued migration to cloud storage, the propagation of sensors feeding the Internet of Things, and the evolution of big data analytics and machine learning/artificial intelligence. These factors will continue to drive a long-term increased demand for more capacity and higher speeds.

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

___________________________________

1 Cisco Visual Networking Index: Forecast and Methodology, 2017-2022, White Paper, Executive Summary, Feb. 27, 2019

Photonics Markets

POET’s primary intent is to sell its Optical Interposer-based solutions in the Optical Data Communications market.

The Optical Communications Market (which includes optical switching equipment, fiber optic transmission systems, transceivers, etc. for all industries) is forecasted to grow at about 9% CAGR over the period from 2017 to 2023, to US$24 billion from a current US$15 billion.2 System and component growth is driven largely by global Internet Provider (IP) traffic, which is expected to nearly triple from 2017 to 2022, representing a 26% CAGR.3 Within the overall Data Communications market, photonic transceivers will represent a $25 billion market opportunity in 2025, according to Oculi, llc.4 The primary segments for photonic transceivers are Ethernet, wide area network (WAN) and dense wavelength division multiplexing (DWDM), all of which are predominantly addressed by InP-based optical technologies. Ethernet transceivers are forecasted to grow to $7.4 billion by 2025 with 100G driving a majority of the growth. Within Ethernet, single mode transceivers based on InP devices are forecasted to outgrow multimode transceivers based on GaAs devices by a factor of 6:1. Segmented by distance, the majority of growth is expected in the <10km segment ($4.3 billion by 2025).5

Integrated photonic transceivers, incorporating approaches comparable to that of POET, are expected to overtake those using discrete components by 2021, growing from a current $3.2 billion to $20 billion in 20256. Within this market, POET is focused on the highest growth segments, including Wavelength Division Multiplexing (WDM) for medium-reach (500m – 2km) Ethernet datacom connections and Wide Area Network protocols for long-reach or metro applications (2km – 10km). The majority of today’s discrete transceiver suppliers are shipping 100G transceivers in a 4x25G format, having developed assembly methods for placing multiple laser chips on one substrate and coupling the output into one fiber using micro-optic filters and other elements. POET’s approach is to use the Optical Interposer to combine multiple active and passive devices into a single device, or “Optical Engine”, which when combined with control electronics and an outer housing, constitutes a pluggable optical transceiver. We plan to sell our optical engines to manufacturers and assemblers of optical transceiver modules. We believe our Optical Engine solution will be cost competitive with conventional modules as well as silicon photonics in the <2km data center market, and it should be scalable to 10km, and support 200G and 400G datacom speeds.

While the growth curve for photonics products has flattened in 2019, especially in 100G datacom applications, we believe that margin pressures on module makers will create large opportunities for a low or lowest cost provider. In addition, in datacom, the overall slowing of growth has the advantage of providing more time for the design and introduction of first generation 400G transceivers, which we have prioritized for our first Optical Interposer prototypes.

___________________________________

2 Market Research Future Optical Communications Market Research Report – Global Forecast to 2023, January 2019

3 Cisco VNI, Forecast Overview, Feb. 27, 2019

4 Oculi, llc, Estimates for 2025 commissioned by POET Technologies, Inc., March 2017

5 Ibid

6 Ibid

Our Products

•	POET is currently engaged in the development of 400G Optical Engines and components for 400G transceiver assemblies.

Competition

The photonics market is intensely competitive and we expect experience intense competition from a number of manufacturers with alternative technologies. Many of our competitors will be larger than we are and have significantly greater financial, marketing and other resources.

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

We believe that we can compete favorably with respect to the above factors based on processes, the projected performance, anticipated inherent reliability of our products, our technical expertise in photonic engine design and manufacture and cost.

Intellectual Property

We have 65 issued patents and 11 patent applications pending and three provisionals in process. The patents cover device structures, underlying technology, applications of the technology and fabrication processes. We believe these patents provide a significant barrier to entry against competition, along with trade secrets and know-how. We intend to continue to apply for additional patents in the future. Currently, we are working on the design of integrated devices, manufacturing processes, assembly and packaging processes and products for data communication applications in the data center market.

Sale of DenseLight Subsidiary

On February 3, 2019, management committed to a plan to sell its subsidiary, DenseLight. The decision was taken in line with a strategy to focus on the Company's opportunities related to its Optical Interposer. Management determined that the divestiture of DenseLight would immediately reduce the Company's operating losses and cash burn, while allowing the Company to pursue a "fab-light" strategy with a less capital-intensive business model that is focused on growing the Optical Interposer business through targeted investments in the design, development and sale of vertical market solutions. Consequently, all saleable assets and liabilities relating to DenseLight were classified as "Non-current assets held for sale" or "disposal group liabilities". An impairment assessment was done on the assets that are held for sale. It was determined that no assets were impaired either on the date management committed to a plan of sale or on November 8, 2019 when the sale was consummated.

On November 8, 2019, the Company closed on the sale of its wholly owned subsidiary, DenseLight Semiconductors Pte. Ltd., to a consortium of investors organized under DenseLight Semiconductor Technology (Shanghai) Ltd. (“DL Shanghai”) for $26,000,000. POET shareholders approved the sale with 99% of votes submitted at a Special Meeting held on October 24, 2019, ratifying the Share Sale Agreement (“SSA”) signed by the Company on August 20, 2019. The buyer assumed control of DenseLight upon closing. The sale proceeds are being paid over multiple tranches. The first tranche payment was received on November 8, 2019 in the amount of US$8 million. Shares of DenseLight were placed in escrow in the Buyer’s name, to be released by the escrow agent to the Buyer upon receipt of the remaining payments. The second tranche payment was made in two installments, with the first paid on February 19, 2020 consisting of US$4.75 million and the second on March 30, 2020 of US$8.25 million for a total paid to date of US$21.0 million. The remaining payment of US$5 million is expected to be made on or before May 31, 2020. Upon closing, the Company recognized a gain on the sale of $8,707,280. The Company received an additional $2,000,000, in excess of the sale proceeds, with the most recently paid two tranches which was immediately paid to Oak Capital on behalf of the Buyer for due diligence, legal and other expenses.

Our Strategy

Our vision for the company is to become the global leader in chip-scale photonic solutions by deploying our Optical Interposer technology to enable the seamless integration of electronics and photonics for a broad range of vertical market applications.

Our strategy includes the following key elements:

· Introduce the Optical Interposer concept to suppliers of transceivers and data center operators and form commercial partnerships for product development. Because of the magnitude of the cost savings and performance advantages that may be derived from the use of POET’s Optical Engines for transceiver applications, we expect to generate significant interest among both the suppliers of transceiver modules and their ultimate customers, the data center operators. In addition, the POET Optical Interposer provides a straightforward and cost-effective path to higher speed transceivers, including up to 400G and higher, providing a single platform that can span several device generations. We anticipate that several companies will be interested in pursuing commercial partnerships with POET in order to qualify and design-in our Optical Engines.

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

· Pursue multiple potential sources of non-product revenue and strategic partnerships. In addition to product sales, we have been pursuing Non-Recurring Engineering (“NRE”) revenues from end-use customers and/or from strategic partners. In particular, we believe our 400G transceiver components represent a uniquely attractive opportunity for collaborative development with a strategic partner(s).

· Pursue a “fab-light” strategy. “Fab-light” is a common business model in the semiconductor industry. Such a strategy allows the Company to invest more in design and development of Optical Interposer-based solutions, expand its marketing and sales presence globally and spend less on capital equipment and maintenance of facilities, enabling a faster path to profitability.

· Pursue complementary strategic alliance or acquisition opportunities. We intend to evaluate and selectively pursue strategic alliances or acquisition opportunities that we believe will accelerate our penetration of specific applications or vertical markets with our technology or products.

Geographic Distribution of Revenue

Revenue and geographic markets for 2019, 2018 and 2017 were approximately as follows:

Region	2019	2018	2017
Asia – Pacific	$1,271,000	$1,971,000	1,593,000
Europe	$744,000	$1,191,000	866,000
North & South America	$2,411,000	$726,000	335,000

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

C.	Organizational Structure

The following graphically displays the organizational structure of the Company:

(1)	There are 28,374,000 Class A Common Shares of OPEL Solar, Inc. issued and outstanding, all of which are held by the Company. There are no other outstanding securities of OPEL Solar, Inc. other than the Class A Common Shares.

(2)	There are 5 Common Shares of ODIS Inc. issued and outstanding, held by OPEL Solar, Inc.

(3)	There is 1 Ordinary share of POET Technologies Pte Ltd. issued and outstanding, held by POET Technologies Inc.

(4)	There is 1 Ordinary Share of BB Photonics UK Ltd. issued and outstanding, held by BB Photonics Inc.

(5)	There are 1,000,000 Preferred Shares and 1,050,100 Common shares of BB Photonics Inc. issued and outstanding, all of which are held by the Company. There are no other outstanding securities of BB Photonics Inc.

D.	Property, Plants and Equipment

The Company’s head Canadian office is located in a 400 sq. ft. leased office space in Toronto, Ontario, Canada. The US based operations are in a leased 3,883 sq. ft. space in Allentown, Pennsylvania. Our testing operations are located in a 4,669 sq. ft leased facility in Singapore.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not Required.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with the audited consolidated financial statements of the Company and the related notes for the years ended December 31, 2019, 2018 and 2017 and the accompanying notes thereto included elsewhere in this Annual Report. This discussion contains forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those anticipated by forward-looking information due to factors discussed under “ITEM 3.D. Risk Factors” and “ITEM 4.B. Business Overview.”

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

Cash and cash equivalents

Cash and cash equivalents consist of cash in current accounts of $1,278,129 and funds invested in US Term Deposits of $150,000 earning interest at 1.31% and maturing in less than 90 days.

Cash and cash equivalents include restricted funds of $93,800 which serves as a bank guarantee for the purchase of certain equipment. The bank guarantee is reduced on a monthly basis by $10,424 which is amount paid monthly in settlement of the outstanding balance on the equipment.

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

In determining a default provision, the Company utilizes a provision matrix, as permitted under the simplified approach to measure expected credit losses. In doing so management considered historical credit losses, forward-looking factors specific to the Company's debtors and other macro-economic factors to arrive at expected default rates. The default rates are then applied to the Company's aging to determine expected credit losses. The carrying amount of trade receivables is reduced by the expected credit losses. If the financial conditions of these customers were to deteriorate and the Company determines that no recovery of a trade receivable is possible, the amount is deemed irrecoverable and subsequently written-off. Accounts receivable at December 31, 2018 and 2017 related to revenue earned by DenseLight. DenseLight was sold on November 8, 2019.

Inventory

Inventory consists of raw material inventory, work in process, and finished goods and are recorded at the lower of cost and net realizable value. Cost is determined on a first in first out basis and includes all costs of purchase, costs of conversion and other costs incurred in bringing the inventory to its present condition.

An assessment is made of the net realizable value of inventory at each reporting period. Net realizable value is the estimated selling price less the estimated cost of completion and the estimated costs necessary to make the sale. When circumstances that previously caused inventories to be written down no longer exist or when there is clear evidence of an increase in net realizable value because of changed economic circumstances, the amount of any write down previously recorded is reversed so that the new carrying amount is the lower of the cost and the revised net realizable value. Raw materials are not written down unless the goods in which they are incorporated are expected to be sold for less than cost, in which case, they are written down by reference to replacement cost of the raw materials, as this is the best indicator of net realizable value. Inventory at December 31, 2018 and 2017 related to inventory held by DenseLight. DenseLight was sold on November 8, 2019.

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

An impairment loss is reversed if there is an indication that there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. The Company reported an impairment loss of $714,000 for the year ended December 31, 2019.

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

The Company performed its annual test for goodwill impairment at December 31, 2019. The Company utilized a five-year cash flow forecast using the annual budget approved by the Board of Directors as a basis for such forecasts. Cash flow forecasts beyond that of the budget were prepared using a stable growth rate for future periods. These forecasts were based on historical data and future trends expected by the Company. The Company's valuation model also takes into account working capital and capital investments required to maintain the condition of the assets. Forecasted cash flows were discounted using an after-tax rate of 30%.

Based on the impairment tests, the value in-use of the CGU to which goodwill is applicable is less than the carrying amount. As a result, goodwill of $1,050,459 was impaired in the current year. No provision for impairment of goodwill was made in 2018 or 2017.

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

Research and Development Credits

Through DenseLight, the Company was eligible to receive cash credits for certain qualifying research and development expenses based on actual spending over a three year period, with an expectation that the credits will not exceed a certain dollar value over a three year period. Recoverable amounts at December 31, 2018 and 2017 related to expenditures at DenseLight. Recoverable amount at December 31, 2019 was nil because the Company sold DenseLight on November 8, 2019.

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

In-Process Research and Development

Under IFRS, in-process research and development ("IPR&D") acquired in a business combination that meets the definition of an intangible asset is capitalized with amortization commencing when the asset is ready for use (i.e., when development is complete). The Company acquired $714,000 of IPR&D when it acquired BB Photonics Inc. in 2016. During 2019, management observed indicators that suggested that IPR&D may be impaired. IPR&D acquired with BB Photonics was no longer useable with novel POET Interposer platform. BB Photonics IPR&D would not generate sufficient cash flow to support its value in use. Management completed an assessment of IPR&D and determined that the amount of $714,000 was impaired. An impairment loss of $714,000 was recorded during the year ended December 31, 2019. No impairment was recorded in 2018 or 2017.

Customer relationships

Intangible assets include customer relationships acquired with the acquisition of DenseLight. Customer relationships is an externally acquired intangible asset and is measured at cost less accumulated amortization and any accumulated impairment losses. Customer relationships are amortized on a straight-line basis over their estimated useful lives and is tested for impairment whenever events or changes indicate that their carrying amount may not be recoverable. The useful life of customer relationships was determined to be 5 years. Customer relations was nil at December 31, 2019 as because the asset was disposed of with the sale of DenseLight on November 8, 2019.

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

Recently adopted accounting policy

IFRS 16, Leases (“IFRS 16”) sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, the customer (lessee) and the supplier (lessor). This replaces IAS 17, Leases (“IAS 17”) and related Interpretations. IFRS 16 provides revised guidance on identifying a lease and for separating lease and non-lease components of a contract. IFRS 16 introduces a single accounting model for all lessees and requires a lessee to recognize right of use assets and lease liabilities for leases with terms of more than 12 months, unless the underlying asset is of low value, and depreciation of lease assets is reported separately from interest on lease liabilities in the income statement. Under IFRS 16, lessor accounting for operating and finance leases will remain substantially unchanged. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with earlier application permitted for entities that apply IFRS 15, Revenue from Contracts with Customers. The Company adopted this new standard using the modified retrospective method on January 1, 2019. The adoption of IFRS 16, resulted in a right of use asset and liability of $1,127,534. The carrying value of the right of use asset and lease liability relating to Denselight were disposed of upon the sale of DenseLight on November 8, 2019

Selected Annual Data

The selected financial data of the Company for the years ended December 31, 2019, 2018 and 2017 was derived from the audited annual consolidated financial statements of the Company, which have been audited by Marcum LLP, independent registered public accounting firm, as described in their report which is included in this Annual Report.

The information contained in the selected financial data for the 2019, 2018 and 2017 years is qualified in its entirety by reference to the Company’s consolidated financial statements and related notes included under the heading ITEM 17. “Financial Statements” and should be read in conjunction with such financial statements and with the information appearing under the heading ITEM 5 “Operating and Financial Review and Prospects”. Except where otherwise indicated, all amounts are presented in accordance with IFRS as issued by IASB.

The following table relates to the operating results of the Company.

Consolidated Statements of Operations Under International Financial Reporting Standards

(US$)

Years Ended December 31.
		Restated	Restated
	2019	2018	2017

Operating Expenses
Selling, marketing and administrative	$6,697,387	$6,173,875	$5,887,709
Research and development	2,083,815	2,262,476	2,039,421
Impairment loss	1,764,459	-	-
Interest expense	819,911	-	-
Amortization of debt issuance costs	372,340	-	-
Other income, including interest	(10,540)	(14,234)	(18,279)
Operating Expenses	11,727,372	8,422,117	7,908,851
Income tax recovery	(292,740)	-	-
Net loss from continuing operations	(11,434,632)	(8,422,117)	(7,908,851)
Income (loss) from discontinued operations, net of taxes(1)	5,481,757	(7,900,662)	(4,888,946)
Net loss	(5,952,875)	(16,322,779)	(12,797,797)
Deficit, beginning of year	(133,195,932)	(116,873,153)	(104,075,356)
Deficit, end of year	$(139,148,807)	$(133,195,932)	$(116,873,153)

Basic and diluted loss per share, continuing operations	$(0.04)	$(0.03)	$(0.03)
Basic and diluted income (loss) per share, discontinued operations	$0.02	$(0.03)	$(0.02)
Basic and diluted loss per share	$(0.02)	$(0.06)	$(0.05)

(1) Discontinued operations Under International Financial Reporting Standards

Years Ended December 31,	2019	2018	2017

Revenue	$4,426,355	$3,888,185	$2,794,044
Cost of Revenue	1,201,373	1,475,969	1,342,691
Gross profit	3,224,982	2,412,216	1,451,353
Operating Expenses
Selling, marketing and administrative	1,950,526	5,515,329	4,983,032
Research and development	5,677,222	6,430,328	3,403,452
Interest expense	74,494	-	-
Impairment loss	-	156,717	-
Other income	(1,251,737)	(1,491,556)	(1,748,245)
Operating Expenses	6,450,505	10,610,818	6,638,239
Net loss from operations	(3,225,523)	(8,198,602)	(5,186,886)
Gain on sale of discontinued operations, net of taxes	8,707,280	-	-
Net income (loss) from discontinued operations	5,481,757	(8,198,602)	(5,186,886)
Income tax recovery	-	297,940	297,940
Income (loss) from discontinued operations, net of income taxes	$5,481,757	$(7,900,662)	$(4,888,946)

The selected annual information for continuing operations for 2019, 2018 and 2017 can be further analyzed as follows:

Research and development can be analysed as follows:

	For the Years Ended December 31,
	2019	2018	2017
Wages and benefits	$874,673	$822,258	$703,759
Subcontract fees	834,598	888,566	1,044,936
Stock-based compensation	237,311	395,468	218,896
Supplies	137,233	156,184	71,830
	$2,083,815	$2,262,476	$2,039,421

Selling, marketing and administration costs can be analysed as follows:

Stock-based compensation	$2,650,830	$3,207,411	$2,739,462
Wages and benefits	1,619,719	1,433,286	1,443,656
Professional fees	1,120,805	735,604	597,865
General expenses	813,951	392,901	598,600
Depreciation and amortization	243,674	153,244	182,252
Management and consulting fees	154,357	155,169	229,577
Rent and facility costs	94,051	96,260	96,297
	$6,697,387	$6,173,875	$5,887,709

Factors Affecting Our Results of Operations

Due to the sale of DenseLight on November 8, 2019, the Company’s operating activities were re-stated to reflect the activities of the continuing operation. A discussion of the

Analysis of Continuing Operations

Year Ended December 31, 2019 compared to Year Ended December 31, 2018

In 2019, the Company had a net loss from continuing operations of $11,727,372. The net loss from continuing operations included $2,083,815 spent on research and development activities directly related to the development and commercialization of the POET Optical Interposer Platform (“POIP”). Research and development included $237,311 of non-cash fair value stock-based compensation. $6,697,387 was spent on selling, marketing and administration expenses which included non-cash operating costs of $2,650,830 related to the fair value of stock-based compensation and $243,674 related to depreciation and amortization.

The Company incurred $819,911 of interest expense and $372,340 of debt issuance costs related to $7,729,921 borrowed at various dates and from various lenders during 2019. The Company repaid $4,000,000 of the borrowed funds on November 8, 2019.

The Company is not exposed to hyperinflationary risks as the Company’s investments and operations are occur in geographic regions with stable economies.

R&D

Total R&D decreased by $178,661 from $2,262,476 in 2018 to $2,083,815 in 2019. For the purposes of the following R&D analysis, non-cash stock-based compensation of $237,311 (2018 - $395,468) has been excluded and is included with the analysis of non-cash stock-based compensation below.

R&D, net of stock-based compensation decreased by $20,504 from $1,867,008 in 2018 to $1,846,504 in 2019. The decrease in R&D was the result of a temporary reduction in certain Optical Interposer development programs in favor of component design taking place through the Company’s discontinued operations. R&D efforts in 2018 included consulting and outsourced services directed at developing the Company’s proprietary waveguides. Variances from year to year reflect individual project emphases between the Company and its discontinued operations rather than any implications for the direction of the overall R&D program. The minor change in R&D year over year reflect the consistency of expenses that were accounted for geographically. Most R&D activity was captured in the Company’s discontinued operations.

Wages and benefits

Wages and benefits increased by $186,433 (13%) to $1,619,719 for 2019 from $1,433,286 in 2018. In late 2019, the Company recruited and hired three senior individuals for roles for which there was a gap. These roles included a President & General Manager of the Company, a Vice President & General Manager for the new Singapore testing facility and a Vice President of Product Marketing & Business Development. Additionally, the Company hired a Senior Vice President of Strategic Marketing in late 2018. The Company reported a full years’ wages for the Senior Vice President of Strategic Marketing in 2019 while only a partial years’ wages were recorded in 2018.

Professional fees

Professional fees increased by $385,201 (52%) to $1,120,805 in 2019 from $735,604 in 2018. The increase in professional fees was a result of legal and other professional fees incurred relating to the sale of the Company’s DenseLight subsidiary. The services professionals in multiple jurisdictions were required during the due diligence process, drafting the SSA and to assist with negotiations.

General expenses and rent

General expenses and rent increased by $418,841 (86%) to $908,002 in 2019 from $489,161 in 2018. The increase was primarily a result of ancillary costs incurred related to the various financings that occurred in 2019 and certain indenture fees related to maintaining the warrants of a previous equity financing that occurred in 2018. The Company also incurred substantial travel and related costs due to the time and effort required in negotiating and addressing due diligence matters respecting the sale of DenseLight. Additionally, the Company incurred $49,274 of unrealized foreign exchange loss due the weakening of the Canadian dollar in 2019. The Company had an unrealized foreign exchange gain of $142,104 in 2018. The unrealized gains and losses are a result of currency translation for financial reporting purposes.

Interest expense and debt issuance cost

Interest expense was $819,911 for 2019 as compared to nil in 2018. The Company raised $7,729,921 of debt financing from various lenders at varying times throughout 2019, net of directly related issue costs. The Company is required to pay monthly interest on the debt raised during the period. The Company did not have debt obligations in 2018.

Related to the issuance of debt in 2019 is the amortization of debt issuance cost of $372,340 compared to nil in 2018. The Company paid $147,077 in costs related to a bridge loan of $3,100,000 from Espresso Capital Ltd. Additionally, the Company issued 3,289,500 warrants to the lender to purchase common shares at a price of CAD$0.35 per share. The warrants expire on April 18, 2020. The fair value of the warrants was estimated on the date of issue using the Black-Scholes option pricing model with the following assumptions: volatility of 78.91%, interest rate of 1.62% and an expected life of 1 year. The estimated fair value assigned to the warrants was $221,620. There was no debt issuance cost in 2018.

Non-cash stock-based compensation

Non-cash stock-based compensation decreased by $714,738 (20%) to $2,888,141 in 2019 from $3,602,879 in 2018. The valuation of stock options is driven by a number of factors including the number of options granted, the strike price and the volatility of the Company’s stock. The stock option expense is dependent on the timing of the stock option grant and the amortization of the options as they vest. The stock options vest in accordance with the policies determined by the Board of Directors at the time of the grant consistent with the provisions of the Plan.

Impairment loss

During 2019, the Company performed an impairment analysis on its goodwill and intangible assets related to the acquisition of BB Photonics in 2016. The Company determined that these assets were impaired and consequently recognized an impairment loss of $1,764,459. No impairment was recognized in 2018.

Exchange Rate Risk

The functional currency of each of the entities included in the accompanying consolidated financial statements is the local currency where the entity is domiciled. Functional currencies include the US, Singapore and Canadian dollar. Most transactions within the entities are conducted in functional currencies. As such, none of the entities included in the consolidated financial statements engage in hedging activities. The Company is exposed to a foreign currency risk with the Canadian and Singapore dollar. A 10% change in the Canadian and Singapore dollar would increase or decrease other comprehensive loss by $290,950.

Liquidity Risk

The Company currently does not maintain credit facilities. The Company's existing cash and cash resources are considered sufficient to fund operating and investing activities beyond one year from the issuance of these consolidated financial statements. The Company may, however, need to seek additional financing in the future.

Year Ended December 31, 2018 compared to Year Ended December 31, 2017

Net loss from continuing operations was $8,422,117 for 2018 compared to $7,908,851 for 2017. The following explains the $513,266 (6%) variance in net loss between 2018 and December 31, 2017.

R&D

Total R&D increased by $223,055 from $2,039,421 in 2017 to $2,262,476 in 2018. For the purposes of the following R&D analysis, non-cash stock-based compensation of $395,468 (2017 - $218,896) has been excluded and is included with the analysis of non-cash stock-based compensation below.

R&D, net of stock-based compensation had a marginal increase of $46,483 (3%), increasing from $1,820,525 in 2017 to $1,867,008 in 2018. The minor change in R&D from 2017 to 2018 reflects the consistency of expenses that were accounted for geographically. Most R&D activity was captured in the Company’s discontinued operations.

Professional fees

Professional fees in 2018 increased by $137,739 (23%) to $735,604 from $597,865 in 2017. Professional fees, including legal fees, were required as the Company reviewed internal policies for best practices and initiated co-development partnerships and agreements with several counterparties as disclosed in 2018. The Company also incurred professional fees related to the filing of its final short form prospectus filed in November 2018.

General expenses and rent

General expenses and rent in 2018 decreased by $205,736 (29%) from $694,897 in 2017 to $489,161 in 2018. The Company incurred $6,197 of unrealized foreign exchange loss due the weakening of the Canadian dollar in 2017, conversely, the Company reported a foreign exchange gain of $142,104 in 2018. The unrealized gains and losses are a result of currency translation for financial reporting purposes.

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

Non-cash stock-based compensation

Non-cash stock-based compensation increased by $644,521 (22%) to $3,602,879 in 2018 from $2,958,358 in 2017. The valuation of stock options is driven by a number of factors including the number of options granted, the strike price and the volatility of the Company’s stock. The stock option expense is dependent on the timing of the stock option grant and the amortization of the options as they vest. The stock options vest in accordance with the policies determined by the Board of Directors at the time of the grant consistent with the provisions of the Stock Option Plan, as amended (the “Plan”).

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

Analysis of Discontinued Operations

The selected annual information for discontinued operations for 2019, 2018 and 2017 can be further analyzed as follows:

Research and development can be analysed as follows:

	For the Period from January 1, 2019 to November 8,	For the Years Ended December 31,
	2019	2018	2017
Wages and benefits	$3,565,076	$3,818,980	$2,135,329
Supplies	1,412,572	2,070,495	1,118,011
Subcontract fees	728,457	400,000	-
Stock-based compensation	(28,883)	140,853	150,112
	$5,677,222	$6,430,328	$3,403,452

Selling, marketing and administration costs can be analysed as follows:

Wages and benefits	$887,860	$1,034,715	$1,131,322
Rent and facility costs	604,442	975,467	1,079,635
General expenses	458,465	785,635	585,637
Stock-based compensation	(46,725)	278,385	66,454
Professional fees	46,484	31,747	27,076
Depreciation and amortization	-	2,409,380	2,092,908
	$1,950,526	$5,515,329	$4,983,032

For the Period from January 1, 2019 to November 8, 2019 compared to the Twelve Months Ended December 31, 2018

Effective January 1, 2019, the Company is reporting the activities of DenseLight as a discontinued operation. The activities of DenseLight have been consolidated and reported as discontinued operations from January 1, 2019 to November 8, 2019.

Net income from discontinued operations, net of taxes for 2019 was $5,481,757 compared to a net loss from discontinued operations net of taxes of $7,900,662 in 2018. The following discussion analyses the $13,382,419 variance from 2018 to 2019.

Gain on sale of discontinued operations

The net income in 2019 includes a gain on the sale of discontinued operations of $8,707,280. On November 8, 2019, the Company sold all the issued and outstanding shares of DenseLight for $26,000,000. The sale resulted in the reported gain in 2019 of $8,707,280.

Revenue

Even with a stub period reporting (January 1, 2019 – November 8, 2019), revenue increased by $538,170 (14%) to $4,426,355 in 2019 compared to revenue of $3,888,185 in 2018. The increase resulted primarily from an increase in NRE revenue that DenseLight started to report in late 2018. The increased NRE contributed to higher gross margin in 2019. Gross margin was $3,224,982 or 73% in 2019 compared to $2,412,216 or 62% in 2018.

R&D

Total R&D was $5,677,222 in 2019 compared to $6,430,328 in 2018, a decreased of $753,106 (12$%). For the purposes of the following R&D analysis, non-cash stock-based compensation of $(28,883) (2018 - $140,853) has been excluded and is included with the analysis of non-cash stock-based compensation below.

R&D, net of stock-based compensation decreased by $583,370 (9%) to $5,706,105 in 2019 from $6,289,475 in 2018. The decrease in R&D does not reflect reduced activity but rather the fact that only 10 months of R&D activity are reflected in 2019 compared to 12 months of activity in reported 2018. Had the comparative periods been the same it is estimated that 2019 R&D would have increased marginally due to the effort expended to accelerate certain component developments, and to reach other technical milestones, including the launch of the advanced Integrated Light Module (ILM), designed specifically for high-performance wind LIDAR and other environmentally-stressed applications. The Company also launched a new 1653 DFB laser for targeting the methane gas sensing markets and the 1650nm Fabry-Perot (FP) laser for test and measurement applications, targeting the OTDR (Optical Time-Domain Reflectometer) market where the equipment is used to detect faults and understand the losses along a given length of fiber-optic cable in networking and data communications systems.

Wages and benefits

Wages and benefits decreased by $146,855 (14%) to $887,860 in 2019 from $1,034,715 in 2018. The decrease is related to the stub period reported in 2019 compared to the 12 months in 2018. Had 12 months of wages and benefits been reported for both years, the variance would have been negligible.

Depreciation and amortization

IFRS accounting requires that depreciation and amortization cease when reporting discontinued operations. As a consequence, no depreciation and amortization was reported in 2019 for discontinued operations. Depreciation and amortization was $2,409,380 in 2018.

General expenses and rent

General expenses and rent decreased by $698,195 (40%) to $1,062,907 in 2019 from $1,761,102 in 2018. The decrease is related to the stub period reported in 2019 compared to the 12 months in 2018. Additionally, the application of the new IFRS 16 standard in January 2019 resulted in the re-characterization of rent. Rent expense has now been replaced with interest cost related to a lease liability and amortization related to a right of use asset. Rental payments are now applied against the newly established lease liability. There was a corresponding reduction in rent expense during the year and an increase in interest cost. Due to the cessation of amortization, no amortization was recorded against the right of use asset. All rental payments were charged to rent expense in 2018.

Interest expense

During the 2019, the Company recorded non-cash interest expense of $74,494 relating to the afore-mentioned lease liability. The Company did not have an interest expense in 2018.

Impairment

Non-cash impairment was nil in 2019 compared to $156,717 recorded in 2018. In 2018, management determined that certain property and equipment would no longer be used to generate future cash flows and committed to plan to dispose of such property and equipment. The Company disposed of assets that were no longer in use. The assets were impaired prior to their disposal. The fair value was less cost to sell was determined to be $3,000 which was greater than its value in use.

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

The Company's accounts receivable ageing at December 31 was as follows:

	2019	2018	2017
Current	$-	$892,343	$330,731
31 - 60 days	-	34,331	56,094
61 - 90 days	-	60,885	-
> 90 days	-	-	107,100
Expected credit losses (1)	-	(40,615)	-
	$-	$946,944	$493,925

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

Year Ended December 31, 2018 compared to Year Ended December 31, 2017

Revenue

During 2018, DenseLight reported revenue of $3,888,185 compared to $2,794,044 in 2017, a 39% increase driven primarily by an increase in product sales and non-recurring engineering (NRE) revenue. In November 2018 the Company received its first orders for POET Optical Interposer-based solutions from leading global networking companies targeting data communication applications, which represented entry into a new served market for the Company’s products. The increase in sales of $1,094,141 contributed to an increase in gross margin from 52% to 62%.

R&D

Total R&D increased by $3,026,876 from $3,403,452 in 2017 to $6,430,328 in 2018. For the purposes of the following R&D analysis, non-cash stock-based compensation of $140,853 (2017 - $150,112) has been excluded and is included with the analysis of non-cash stock-based compensation below.

The largest increase for the comparative periods was R&D which increased by $3,036,135 (93%) to $6,289,475 in 2018 from $3,253,340 in 2017. Since May of 2016, DenseLight has systematically increased its R&D activities in an effort to bring new products to market and expand its product portfolio. The increased R&D activity has contributed to the development of the POET Optical Interposer platform utilizing the Company’s proprietary waveguides. As a result of increased R&D spending in the period, the Company successfully demonstrated the functionality of PIN photodetectors targeting 100G to 400G optical transceivers. New skilled technical human resources, especially in optics and photonics device testing, represent the largest area of increase in R&D. The increase is consistent with the Company’s budgeted R&D activity. Our expectation is that the R&D activity conducted in 2018 will lead to sales of new products in 2019.

Non-cash stock-based compensation

Non-cash stock-based compensation increased by $202,672 (94%) to $419,238 during 2018 from $216,566 in 2017. The valuation of stock options is driven by a number of factors including the number of options granted, the strike price and the volatility of the Company’s stock. The stock option expense is dependent on the timing of the stock option grant and the amortization of the options as they vest. The stock options vest in accordance with the policies determined by the Board of Directors at the time of the grant consistent with the provisions of the Stock Option Plan, as amended (the “Plan”).

Depreciation and amortization

Non-cash depreciation and amortization increased by $316,472 (15%) to $2,409,380 in 2018 from $2,092,908 in 2017. The Company has committed to improving its fabrication facilities in Singapore, and its overall manufacturing capabilities, which includes acquiring new equipment for the Optical Interposer program. The addition of new equipment will result in increased depreciation charges.

Other income

Other income in 2018 decreased by $256,689 (15%) to $1,491,556 in 2018 from $1,748,245 in 2017. The Company is entitled to a recovery of certain qualifying expenses from the EDB in Singapore. The recoverable amount in 2017 was higher than the amount in 2018 in part due to a reduction adjustment in 2018 related to the over accrued recovery for 2017. If the adjustment had not been done, the recovery would have been more comparable year over year.

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

The Company's accounts receivable ageing at December 31 was as follows:

	2018	2017
Current	$892,343	$330,731
31 - 60 days	34,331	56,094
61 - 90 days	60,885	-
> 90 days	-	107,100
Expected credit losses (1)	(40,615)	-
	$946,944	$493,925

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

B.	Liquidity and Capital Resources

The Company had working capital of $15,354,149 on December 31, 2019 compared to $3,847,842 on December 31, 2018. The Company’s balance sheet as of December 31, 2019 reflects assets with a book value of $24,077,355 compared to $25,137,903 as of December 31, 2018. Eighty-four percent (84%) of the book value at December 31, 2019 was in current assets consisting primarily of receivable from the sale of discontinued operations of $18,000,000 compared to twenty-seven percent (27%) of the book value as of December 31, 2018, or $6,888,264, was in current assets consisting primarily of cash and other current assets.

The Company is satisfied that it has sufficient working capital to meet its operating requirements over the next 12 months.

The following is a summary of Company’s cash flows and working capital:

	2019	2018	2017
	$	$	$
Net cash used in operating activities	(9,394,221)	(9,288,588)	(9,163,689)
Net cash from investing activities	5,397,139	(3,535,600)	(441,065)
Net cash from financing activities	3,135,255	10,648,003	123,528
Effect of exchange rate changes on cash	(277,912)	(230,425	79,422
Change in cash	(1,139,739)	(2,406,610)	(9,401,804)
Opening cash	2,567,868	4,974,478	14,376,282
Ending cash	1,428,129	2,567,868	4,974,478

Operating Activities

During 2019, the Company had consolidated losses of $5,952,875 (2018 - $16,322,779, 2017 - $12,797,797). Included in the consolidated loss was income from discontinued operations of $5,481,757 in 2019. (2018 – loss of $7,900,662, 2017 – loss of $4,888,946).

The operating activities of the continuing operation included the following non-cash items: non-cash stock-based compensation of $2,888,141 (2018 – $3,602,879, 2017 - $2,958,358), depreciation and amortization of $243,674 (2018 - $153,244, 2017 - $182,252), impairment of long lived assets and goodwill of $1,764,459, amortization of debt issuance cost of $372,340 (2018 and 2017 – nil) and accretion of debt discount on convertible debentures of $280,829 (2018 and 2017 – nil).

The Company will regularly have high non-cash stock-based compensation as it uses stock options as method of attracting, retaining and motivating directors, employees and consultants of the Company and any of its subsidiaries and to closely align the personal interests of such directors, employees and consultants with those of the shareholders by providing them with the opportunity, through options, to acquire common shares in the capital of the Company while managing compensation through cash.

The Company raised $7,729,921 of debt financing from various lenders at varying times throughout 2019, net of directly related issue costs. The issuance cost of debt in 2019 was amortized over the life of the related debt resulting in the amortization of debt issuance cost of $372,340.

Included in the debt raised in 2019 were convertible debentures issued at a discount. The discount on the convertible debentures are accreted over the life of the convertible debentures. This non-cash cost of accretion of debt discount on convertible debentures was $280,829. There were no such costs in the prior years because 2019 was the first time the Company issued such debt instruments.

Accounts receivable decreased from $946,944 in 2018 to nil in 2019. All sales in the Company were reported through DenseLight as a result all receivables were also collectible in DenseLight. Due the sale of DenseLight and all its assets, the Company had no receivables at December 31, 2019.

Prepaids and other current assets also decreased from 2018 to 2019. The Company had $2,936,619 of prepaid and other current assets in 2018 and $831,265 in 2019. 98% of the 2018 prepaid and other current assets were recoverable in DenseLight including a recoverable amount of $1,905,593 due from the Economic Development Board of Singapore. With sale of DenseLight, the Company no longer has high prepaid and other current assets.

With the sale of DenseLight, the Company had a substantial reduction in accounts payable and accrued liabilities which was reduced from $3,040,422 in 2018 to $1,725,708 in 2019.

While discontinued operations reported income from discontinued operations of $5,481,757, (2018 – loss of $7,900,662) it had negative cash flows of $2,951,104 (2018 - $4,790,793). The loss was due primarily to the add back of the gain from the sale of discontinued operations of $8,707,280.

Consolidated negative cash flow from operations was $9,394,221 in 2019 compared to $9,288,588 in 2018.

Investing Activities

In 2019, the Company had consolidated cash flow from investing activities of $5,397,139 of which $7,007,642 was from the continuing operations while discontinued operations spent $1,610,503 on investing activities.

The Company received 8,000,000 on November 8, 2019 from the sale of DenseLight. The Company has a receivable of $18,000,000 that remained outstanding from the sale on December 31, 2019, $4,750,000 of which was paid on February 14, 2020 and $8,250,000 was paid on March 30, 2020.

The Company spent a cumulative $2,121,987 on capital purchases in 2019 with $511,484 spent in the continuing operations and $1,610,503 spent on capital purchases at DenseLight. Comparatively, in 2018, the Company either spent cash or accrued $3,718,152 on certain critical equipment, primarily consisting of; die pick tool, Omega etch, APM PECVD and C2L Transport. Almost all capital expenditure was incurred at DenseLight in 2018.

Financing Activities

During 2019 the Company closed five tranches of a private placement of the Convertible Debentures that raised gross proceeds of $3,729,921. The Convertible Debentures, bear interest at 12% per annum, compounded annually with 1% payable at the beginning of each month and mature two years from the date of issue. The Company paid $373,502 in brokerage fees and other costs related to the closing of these five tranches.

The Convertible Debentures are convertible at the option of the holders thereof into units at any time after October 31, 2019 at a conversion price of CAD$0.40 per unit for a total 12,470,730 units of the Company. Each unit will consist of one common share and one common share purchase warrant. Each common share purchase warrant will entitle the holder to purchase one common share of the Company at a price of CAD$0.50 per share for a period of two years from the date upon which the convertible debenture is converted into units. Upon completing the sale of DenseLight and receiving the full sale proceeds of $26,000,000, holders of Convertible Debentures have the right to cause the Company to repurchase the Convertible Debentures at face value, subject to certain restrictions. The Convertible Debentures are governed by a trust indenture between the Company and TSX Trust Company as trustee. The Company has not notified the trustee or the holders of the debentures that the sale of DenseLight has been completed and will not do so until the final payment of $5,000,000 is received from the Buyers, which is expected on or before May 31, 2020.

Insiders of the Company subscribed for 14.3% or $535,000 of the Convertible Debentures, including the Company’s board of directors and senior management team. Insiders of IBK Capital subscribed for 4% or $146,000 of the Convertible Debentures.

In addition to issuing convertible debentures, the Company was advanced $3,100,000 in various increments from Espresso Capital Ltd as part of a $5,000,000 credit facility. The Company paid 19.25% in interest on the funds advanced from the date of each advance until November 8, 2019 when the advance was repaid. The Company paid $147,077 in costs related to the Bridge Loan. Additionally, the Company issued to Espresso Capital Ltd, warrants for the purchase of 3,289,500 common shares at a price of CAD$0.35 per share. The Warrants expire on April 18, 2020. The fair value of the warrants was estimated on the date of issue using the Black-Scholes option pricing model with the following assumptions: volatility of 78.91%, interest rate of 1.62% and an expected life of 1 year. The estimated fair value assigned to the warrants was $221,620. The total cost of $368,697 along with the foreign exchange impact of $3,543 was deferred and charged against the Bridge Loan and subsequently amortized over the life of the Bridge Loan. The Bridge loan was repaid on November 8, 2019.

The Company was also advanced $900,000 of a $1,000,000 promissory note on August 30, 2019 at 15% interest per annum. The $900,000 advance and accrued interest were repaid on November 8, 2019.

The financing in 2018 was through the issuance of common shares when the Company completed a brokered "bought deal" public offering of 25,090,700 units at a price of $0.425 (CAD$0.55) per unit for gross proceeds of $10,663,548 (CAD$13,799,885). Each unit consists of one common share and one-half common share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at a price of $0.58 (CAD$0.75) per share until March 21, 2020. The broker was paid a cash commission of $639,813 (6%) of the gross proceeds and received 1,505,442 compensation options. Each compensation option is exercisable into one compensation unit of the Company at a price of $0.425 (CAD$0.55) per compensation unit until March 21, 2020 with each compensation unit comprising one common share and one-half compensation share purchase warrant. Each whole compensation share purchase warrant entitles the broker to purchase one common share of the Company at a price of $0.425 (CAD$0.55) per share until March 21, 2020. The Company paid an additional $492,177 in other costs related to this financing.

Capital Expenditures

The Company has an approved capital budget of $1,044,926 for the 2020 fiscal year related to research and development equipment, manufacturing equipment and patent registration. In 2019, $2,121,987 (2018 - $3,785,760, 2017 - $1,030,340 was either spent in cash or accrued for acquiring development and manufacturing equipment and new patents.

C.	Research and Development

Virtually all of POET's R&D expenditures in recent years have been in some way connected to the Optical Interposer. We expect to continue to spend the majority of our R&D resources for the foreseeable future on Optical Interposer-based components across a variety of potential applications. DenseLight has also incurred R&D expenditures for conventional non-interposer-based products, primarily in the area of photonic sensing that represent the majority of the Company’s current product sales.

As a platform technology, Optical Interposer development does not have a specific end point. Each application of the Optical Interposer requires development specific to the application. POET’s product roadmap is currently focused on the development of Optical Engines for optical transceivers. Optical Engines include all of the photonics-related components of a transceiver but do not include several of the electronic devices needed for a functioning transceiver module. Nor does it include the external packaging and optical fibers. Nevertheless, Optical Engines represent the majority of the cost and value of most optical transceivers.

The “active” components that are included in a POET Optical Engine include lasers, detectors and modulators fabricated on InP or Silicon substrate and specifically designed to be integrated into the Optical Interposer fabric. We have supplemented our active component device development with co-development partners and license agreements, including for certain types of lasers and modulators. This not only reduces the risk to internal development and accelerates time to market, but it also ensures second sources of Optical Interposer-compatible active components, a critical part of our strategy going forward.

In parallel to these activities, POET also directed development programs in two other areas for the Optical Interposer platform outside of DenseLight, including Passive Component design and development and Core Integration process development. Passive devices include filters, mux-demux devices, waveguides and spot size converters, all designed and fabricated using POET’s proprietary materials and processes. The Optical Interposer devices are fabricated at a third-party foundry. We transferred the basic processes for producing our Optical Interposers to our foundry partner in 2018 and since then we have continued to improve those processes in order to make them suitable for high volume manufacturing.

Core Integration Process Development relates primarily to advanced packaging methods that, combined with the unique design of the Optical Interposer, allows true wafer-scale assembly and test. We do not believe that such true wafer-scale integration has yet been demonstrated by any other approach in the photonics industry. We are able to achieve chip-level integration and wafer-scale assembly, test and packaging because all of the active devices are designed to be placed and “matched” to passive device interfaces on the foundational Optical Interposer wafer using pick-and-place assembly techniques. We eliminate the high cost and cumbersome process of testing each component following placement. Once placed and tested at wafer scale, each Optical Interposer device is sealed, the wafer is separated into hundreds of individual die, and the final Optical Engine is ready for shipment to the customer. Each of these process steps, from flip-chipping of devices onto the Optical Interposer, pick and place assembly, hermetic sealing and singulation required substantial innovation and development, including several techniques that are unique in the photonics and compound semiconductor industries.

We are working with leading industry partners on optical engines and other components for 400G transceivers, which is the next generation of transceiver modules that are expected to be introduced into data centers in the coming months and years. We believe that the Optical Interposer platform is very relevant to markets beyond data communications, such as telecommunications, Automotive LIDAR, and integration with Application Specific Integrated Circuits (ASICs), including switches and graphics generators.

Internally generated research costs, including the costs of developing intellectual property and maintaining patents are expensed as incurred. Internal development costs are expensed as incurred unless such costs meet the criteria for deferral and amortization under IFRS, which to date has not occurred.

We incurred a cumulative $7,761,037, $8,692,804 and $5,442,873 of research and development expenses in 2019, 2018 and 2017, which includes non-cash stock-based compensation of $208,421, $536,321 and $369,007 respectively. Other expenses related to research and development expenditures in the semiconductor business include costs associated with salaries, material costs, license fees, consulting services and third-party contract manufacturing. The expenses in all years presented can be analyzed for continuing and discontinuing operations as follows:

R&D for Continuing Operations

	For the Years Ended December 31,
	2019	2018	2017
Wages and benefits	$874,673	$822,258	$703,759
Subcontract fees	834,598	888,566	1,044,936
Stock-based compensation	237,311	395,468	218,896
Supplies	137,233	156,184	71,830
	$2,083,815	$2,262,476	$2,039,421

R&D for Discontinued Operations

	For the Period from January 1, 2019 to November 8,	For the Years Ended December 31,
	2019	2018	2017
Wages and benefits	$3,565,076	$3,818,980	$2,135,329
Supplies	1,412,572	2,070,495	1,118,011
Subcontract fees	728,457	400,000	-
Stock-based compensation	(28,883)	140,853	150,112
	$5,677,222	$6,430,328	$3,403,452

D.	Trend Information

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

F.	Tabular Disclosures of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2019:

	Payments due by period (US$)
Contractual Obligations	Total	<1 year	1-3 years	3-5 years	>5 years
Lease Obligations	$665,491	$170,759	$494,732	$-	$-

G.	Safe Harbor

See “Forward Looking Statements” on page 1 of this Annual Report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our Directors and Officers for the most recent financial year.

Name	Positions	Age	Date First Elected or Appointed a Director or Officer
Jean-Louis Malinge (3)	Director	66	September 5, 2017
Peter Charbonneau (1)(3)	Corporate Governance and Nominating Committee Chair and Director	66	March 28, 2018
Dr. Suresh Venkatesan	Chief Executive Officer and Chairman	53	June 11, 2015
Kevin Barnes	Corporate Controller and Treasurer	48	December 1, 2012
Thomas R. Mika	Chief Financial Officer	68	November 2, 2016
Don Listwin (2)	Chair of Compensation Committee and Director,	61	January 22, 2018
Vivek Rajgarhia	President and General Manager	52	November 4, 2019
Chris Tsiofas (1)(2)	Audit Committee Chair and Director	52	August 21, 2012
James Lee	General Manager – POET Technologies Pte Ltd.	48	September 2, 2019
David E. Lazovsky (2)(5)	Director	48	April 8, 2015
Mohandas Warrior (1)	Director	59	June 15, 2015
Rajan Rajgopal (4)	President – DenseLight Semiconductor Pte. Ltd.	55	January 23, 2017
Richard Zoccolillo	Senior Vice President – Strategic Marketing and Product Management	57	September 20, 2018

(1)	Member of Audit Committee

(2)	Member of Compensation Committee

(3)	Member of Corporate Governance and Nominating Committee

(4)	Transferred as part of Sale of DenseLight.

(5)	Resigned as Executive Chairman during 2019 but remained a director

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

Mr. Thomas Mika as EVP & CFO. Prior to joining POET, Mika served for one year as the Executive Chairman of Rennova Health, Inc., the successor company to CollabRx and its predecessor, Tegal Corporation, a semiconductor capital equipment company (NASDAQ: TGAL). On the Board of Directors of Tegal since its spin-out from Motorola in 1989, Mika assumed the roles of Chief Financial Officer in 2002, CEO in 2005 and Chairman & CEO in 2006, positions which he held until 2015. In 2015, Tegal merged with Rennova Health with Mika retaining the position of Chairman until joining POET in November 2016. In 1980, Mika co-founded IMTEC, a boutique M&A, investment and consulting firm, serving clients in the U.S., Europe and Japan over a period of 20 years, taking on the role of CEO in several ventures. Earlier in his career, Mika was a managing consultant with Cresap, McCormick & Paget and a policy analyst for the National Science Foundation. He holds a Bachelor of Science in Microbiology from the University of Illinois at Urbana-Champaign and a Master of Business Administration from the Harvard Graduate School of Business.

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

Mr. Chris Tsiofas, CA, CPA, earned a Bachelor’s of Commerce Degree from the University of Toronto and is a member of the Chartered Professional Accountants of Canada and the Canadian Tax Foundation. He has been on the Board of Directors since August of 2012. He is the president of MTN Chartered Professional Accountant Professional Corporation, a public accountancy firm.

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

Mr. Mohan Warrior has been an Angel Investor for early stage technology companies since Jan 2017 and serves as an Adviser to many of them. Mr. Warrior was president and chief executive officer (CEO) of Alfalight Inc. (“Alfalight”) from February 2004 to Sep 2016. Alfalight is a GaAs based high power diode laser manufacturing company with headquarters in Madison, Wisconsin. Alfalight serves military, telecom and industrial customers. Mr. Warrior established Alfalight as a leading provider of high-powered laser diode solutions in both commercial and defense segments. Alfalight was sold to Gooch and Housego in 2016. Prior to joining Alfalight, Mr. Warrior's career included 15 years at Motorola Semiconductors (now Freescale) where he led the test and assembly operations, a group of 3500 employees, in the US, Scotland and Korea. Mr Warrior earned his Bachelor’s degree in Chemical Engineering from Indian Institute of Technology, Delhi, a Master’s degree in Chemical Engineering from Syracuse University, New York and an MBA from the Kellogg School of Management at Northwestern University

Mr. Jean-Louis Malinge serves as partner with ARCH Venture Partners, an early-stage venture capital firm with nearly $2 billion under management. Additionally, he is a board member of EGIDE SA, CAILabs and Aeponyx. EGIDE SA is a public French company which designs, manufactures and sells hermetic packages for the protection and interconnection of several types of electronic and photonic chips. CAIlabs is a venture-backed French innovative start-up founded in 2013 which has developed a unique spatial multiplexing platform. Aeponyx is a venture-backed Canadian innovative start-up which develops a platform combining Silicon Nitride waveguides with planar MEMS for photonics components.    From 2004 to 2013 Jean- Louis was President and CEO of Kotura, a Silicon Photonics pioneer which was acquired in 2013 by Mellanox Technologies. Prior to Kotura Mr. Malinge was an executive with Corning Inc for 15 years. Jean-Louis hold an Executive M.B.A. from MIT Sloan School in Boston, Massachusetts. He also holds an engineering degree from the Institut National des Sciences Appliquées in Rennes, France.

Mr. Don Listwin has over 30 years of technology investing and management experience, highlighted by a decade at Cisco Systems, where he served as executive vice president. During his tenure at Cisco, he built several multi-billion-dollar lines of business, including the company's Service Provider line of business that underpins much of today's global Internet infrastructure. More recently, Listwin served as chief executive officer of both Sana Security and Openwave Systems. In addition, Listwin founded and holds the role of chief executive officer of the Canary Foundation, a non-profit research organization focused on the early detection of cancer. He also serves as a director on the boards of AwareX, Calix, iSchemaView, Robin Systems and Teradici. Previously, he also served on the boards or was an advisor to JDS Uniphase, PLUMgrid, Redback Networks, E-TEK Dynamics, the Cellular Telecommunications & Internet Association (CTIA) and the Business Development Bank of Canada (BDC).

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

Mr. Rajgarhia was Senior Vice President & General Manager of the Lightwave Business Unit of MACOM. Mr. Rajgarhia joined MACOM through the acquisition of Optomai Inc., where he was the Co-Founder and CEO, representing MACOM’s initial entry into the optical business. He was then instrumental in identifying and leading several strategic acquisitions to build an extensive portfolio of optical and photonic businesses, which formed MACOM’s Lightwave Business Unit. Mr. Rajgarhia has held senior management positions during his 30 years in the optical communications industry. He was the Director of Sales & Marketing (Asia) for Lucent Technologies’ (now Nokia) optical components, where he started its Asia business; Vice President of Product Marketing and Business Development for OpNext (formerly Hitachi’s Fiber Optics Division), where he was part of the team to spin-off the optical business from Hitachi; Director of Product Management & Marketing for JDS Uniphase (now Viavi), and VP of Global Sales for GigOptix. Mr. Rajgarhia has been a successful entrepreneur, founding two optical companies, and has held international assignments in Hong Kong, Germany and India. He holds a Bachelor of Engineering (Electrical) degree from Stevens Institute of Technology in New Jersey.

Mr. Lee was Vice President of Logic Technology at IMEC where he was responsible for defining the logic roadmap and developing the technology elements necessary to extend scaling with ultra-scaled FinFET, GAA devices, advanced metallization as well novel materials for emerging devices and quantum computing. Mr. Lee joined IMEC in 2015 where he was instrumental in driving collaborations with the foundries in China and was responsible for bringing in >100M euros of research partnership. Prior to IMEC, Mr. Lee had a 19-year career with GLOBALFOUNDRIES where he held various technical and management positions spanning the US and Singapore focused on developing, qualifying and ramping leading edge CMOS technology in the foundry. He has over 60 patents and holds a Bachelor of Engineering degree from the University of Illinois at Champaign-Urbana.

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

Officer Compensation

Total cash compensation accrued and/or paid (directly and/or indirectly) to all of our Officers during fiscal year 2019 was $1,595,551 (refer to ITEM 7. “Major Shareholders and Related Party Transactions” for information regarding indirect payments)

In order to assist the Board of Directors in fulfilling its oversight responsibilities with respect to human resources matters, the Board established a Compensation Committee. The Compensation Committee reviews and makes determinations with respect to senior officer compensation on a regular basis with any discretionary compensation used only for extraordinary projects or significant milestone results that advance the Company’s growth potential. When determining Executive Officers’ compensation, the Compensation Committee receives input and guidance from the Executive Chairman of the Board and the Chief Executive Officer of the Company. In the past, the Compensation Committee has engaged an outside consultant to conduct a peer group review to provide guidance to the Compensation Committee with respect to appropriate comparative terms for executive compensation and stock option grants. The Company also utilizes peer group comparisons from subsidiary locations to assist in its salary review of various positions in those locations. The Compensation Committee utilizes such comparative reviews to assist it in making appropriate recommendations to the Board.

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

The following table sets forth all annual and long-term compensation for services in all capacities to the Company for fiscal year 2019 of the Company.

				Options Based Awards (1)(2)			Non-Equity Incentive Plan Compensation
Name and Principal Position	Fiscal Year	Salary (2)	Share-Based Awards (1) (2)	No. of Options	Value of Options (1) (2)	Annual Incentive Plans	Long-term Incentive Plans	Pension Value	All other Comp.	Total Comp.
David Lazovsky	2019	166,667	-	900,000	256,363	-	-	-	-	423,030
Dr. Suresh Venkatesan	2019	440,000	-	4,500,000	1,281,816	-	-	-	-	1,721,816
Richard Zoccolillo	2019	250,000	-	500,000	142,424	-	-	-	-	392,424
Kevin Barnes	2019	124,357	-	500,000	142,424	-	-	-	-	266,781
Thomas Mika	2019	300,000	-	1,000,000	284,848	-	-	-	-	584,848
Rajan Rajgopal	2019	219,917	-	-	-	-	-	-	-	219,917
Vivek Rajgarhia	2019	60,833	-	3,200,000	815,529	-	-	-	-	876,362
James Lee	2019	33,777	-	1,000,000	250,932	-	-	-	-	284,709

(1)	The Company used the Black-Scholes model as the methodology to calculate the grant date fair value. The fair value will be recorded as an operating expense as the options vest based on the stock options vesting schedule from the date of grant.

(2)	The exchange rate used in these calculations to convert CAD to USD is based on the exchange rate applicable at the date of grant.

The following table sets forth information concerning all awards outstanding under a stock option plan to each of the current officers, as of December 31, 2019:

	Option-Based Awards				Share-Based Awards
Name	No. of Shares Underlying Unexercised Shares	Option Exercise Price (CA$/share)	Option Expiration Date	Value of Unexercised in-the Money Options (1) (US$)	Number of Shares or Units of Shares That Have Not Vested	Market or Payout Value of Share-Based Awards That Have Not Vested (US$)
David Lazovsky	250,000	$1.99	08-Apr-2020	-	N/A	N/A
	25,000	$1.54	12-Jun-2020	-	N/A	N/A
	150,000	$0.86	07-Jul-2026	-	N/A	N/A
	3,000,000	$0.39	01-Feb-2027	-	N/A	N/A
	950,000	$0.52	28-Mar-2028	-	N/A	N/A
	900,000	$0.38	29-May-2029	-	N/A	N/A
Kevin Barnes	50,000	$0.76	28-Feb-2021	-	N/A	N/A
	25,000	$0.51	28-Sep-2021	-	N/A	N/A
	25,000	$0.23	16-Feb-2022	2,788	N/A	N/A
	50,000	$1.54	12-Jun-2020	-	N/A	N/A
	25,000	$1.08	13-Aug-2020	-	N/A	N/A
	100,000	$0.86	07-Jul-2026	-	N/A	N/A
	250,000	$0.28	13-Jul-2027	18,269	N/A	N/A
	150,000	$0.52	28-Mar-2028	-	N/A	N/A
	500,000	$0.38	29-May-2029	-	N/A	N/A
Rajan Rajgopal	343,750	$0.36	23-Jan-2027	3,966	N/A	N/A
	281,250	$0.28	13-Jul-2027	20,553	N/A	N/A
	93,750	$0.52	28-Mar-2028	-	N/A	N/A
Richard Zoccolillo	1,750,000	$0.39	24-Sep-2028	-	N/A	N/A
	500,000	$0.38	29-May-2029	-	N/A	N/A
Suresh Venkatesan	6,357,000	$1.40	10-Jun-2020	-	N/A	N/A
	300,000	$0.86	07-Jul-2026	-	N/A	N/A
	3,000,000	$0.28	13-Jul-2027	219,231	N/A	N/A
	3,900,000	$0.52	28-Mar-2028	-	N/A	N/A
	4,500,000	$0.38	29-May-2029	-	N/A	N/A
Thomas Mika	1,000,000	$0.62	02-Nov-2026	-	N/A	N/A
	500,000	$0.385	16-Jan-2027	-	N/A	N/A
	1,000,000	$0.28	13-Jul-2027	73,077	N/A	N/A
	950,000	$0.52	28-Mar-2028	-	N/A	N/A
	1,000,000	$0.38	29-May-2029	-	N/A	N/A
Vivek Rajgarhia	3,250,000	$0.33	04-Nov-2029	112,500	N/A	N/A
Yong Lee	1,000,000	$0.33	04-Nov-2029	34,615	N/A	N/A

(1) This amount is calculated based on the difference between the market value of the shares underlying the options as of December 31, 2019, being CAD $0.375 (US$0.29), and the exercise or base price of the option. The exchange rate used in these calculations to convert CAD to USD was 0.7682, being the closing exchange rate at December 31, 2019.

The value vested or earned during fiscal year 2019 of incentive plan awards granted to NEOs are as follows:

	Option-Based Awards – Value	Share-Based Awards – Value Vested	Non-Equity Incentive Plan Compensation – Value Earned

NEO Name	Vested During the Year (1) (US$)	During the Year (US$)	During the Year (US$)
Richard Zoccolillo	-	N/A	N/A
Kevin Barnes	3,606	N/A	N/A
Suresh Venkatesan	43,269	N/A	N/A
Thomas Mika	15,024	N/A	N/A
Rajan Rajgopal	7,452	N/A	N/A
David Lazovsky	3,606	N/A	N/A

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

Director Compensation

The following table details compensation paid/accrued for fiscal year 2019 for each director who is not also an officer.

				Options-Based		Non-Equity Incentive Plan
				Awards(1)(2)		Compensation			All
Name and Principal Position	Fiscal Year	Salary (cash) (2) (US$)	Share-Based Awards (1)(US$)	No. of Shares	(US$)	Annual Incentive	Long-term	Pension	Other	Total
Don Listwin	2019	32,500	—	383,356	106,424	—	—	—	—	138,924
Chris Tsiofas	2019	47,500	—	440,653	125,519	—	—	—	—	173,019
Mohan Warrior	2019	30,000	—	360,534	102,697	—	—	—	—	132,697
Peter Charbonneau	2019	40,000	—	400,593	114,108	—	—	—	—	154,108
Jean-Louis Malinge	2019	30,000	—	360,534	102,697	—	—	—	—	132,697

(1)	The Company used the Black-Scholes model as the methodology to calculate the grant date fair value. The fair value will be recorded as an operating expense as the stock options vest from the date of grant.

(2)	The exchange rate used in these calculations to convert CAD to USD was the rate of exchange applicable on the date of grant.

The following table sets forth information concerning all awards outstanding under the stock option plans to each of the current Directors who are not also named executive officers as of December 31, 2019:

	Option-Based Awards				Share-Based Awards
Name	No. of Shares Underlying Unexercised Shares	Option Exercise Price (CA$/share)	Option Expiration Date	Value of Unexercised in-the Money Options (1) (US$)	Number of Shares or Units of Shares That Have Not Vested	Market or Payout Value of Share-Based Awards That Have Not Vested (US$)
Chris Tsiofas	300,000	$1.54	12-Jun-2020	-	N/A	N/A
	150,000	$0.86	07-Jul-2026	-	N/A	N/A
	687,500	$0.28	13-Jul-2027	50,240	N/A	N/A
	487,666	$0.33	21-Jun-2028	16,881	N/A	N/A
	440,653	$0.38	29-May-2029	-	N/A	N/A
Don Listwin	468,750	$0.22	22-Jan-2028	55,889	N/A	N/A
	399,000	$0.33	21-Jun-2028	13,812	N/A	N/A
	360,534	$0.38	29-May-2029	-	N/A	N/A
	22,822	$0.33	04-Nov-2029	790	N/A	N/A
Jean-Louis Malinge	525,000	$0.30	05-Sep-2027	30,288	N/A	N/A
	399,000	$0.33	21-Jun-2028	13,812	N/A	N/A
	360,534	$0.38	29-May-2029	-	N/A	N/A
Mohandas Warrior	250,000	$1.54	12-Jun-2020	-	N/A	N/A
	150,000	$0.86	07-Jul-2026	-	N/A	N/A
	562,500	$0.28	13-Jul-2027	41,106	N/A	N/A
	399,000	$0.33	21-Jun-2028	13,812	N/A	N/A
	360,534	$0.38	29-May-2029	-	N/A	N/A
Peter Charbonneau	154,730	$0.52	28-Mar-2028	-	N/A	N/A
	399,000	$0.33	21-Jun-2028	13,812	N/A	N/A
	400,593	$0.38	29-May-2029	-	N/A	N/A

(1)	This amount is calculated based on the difference between the market value of the shares underlying the options as of December 31, 2019, being CAD $0.375 (US$0.29), and the exercise or base price of the option. The exchange rate used in these calculations to convert CAD to USD was 0.7682, being the closing exchange rate at December 31, 2019

The value vested or earned during fiscal year 2019 of incentive plan awards granted to Directors who are not also named executive officers are as follows:

	Option-Based Awards – Value	Share-Based Awards – Value Vested	Non-Equity Incentive Plan Compensation – Value Earned
Director Name	Vested During the Year (1) (US$)	During the Year (US$)	During the Year (US$)

Peter Charbonneau	6,138	N/A	N/A
Jean-Louis Malinge	6,138	N/A	N/A
Chris Tsiofas	7,503	N/A	N/A
Don Listwin	12,449	N/A	N/A
Mohan Warrior	6,138	N/A	N/A

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

Mr. Lazovsky entered into an Executive Employment Agreement to provide services as the Executive Chairman of the Board, with an effective date of February 1, 2017. He will (i) be paid US$200,000 per year under at-will terms of employment (ii) be eligible for annual and special bonuses as determined by the Board of Directors; (iii) granted 3,000,000 stock options vesting over 4 years; (iv) be entitled to compensation of six months’ salary on termination prior to 2 years of employment by the Company, if termination is other than for cause. Mr. Lazovsky resigned as Executive Chairman of the Board on November 6, 2019.

Mr. Barnes had an arrangement with the Company to provide consulting services starting January 1, 2013 for a period of one year with an automatic one-year renewal. His consulting agreement was converted to an employment agreement and is paid CA$190,000 annually.

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

Mr. Rajgarhia entered into an Executive Employment Agreement with an effective date of November 4, 2019 wherein (i) he will be paid US$365,000 per year under at- will terms of employment (ii) he will be eligible for annual and special bonuses as determined by the Board of Directors; (iii) he was granted 3,250,000 stock options vesting over 4 years.

Effective September 2, 2019, Mr. Lee entered into an employment agreement with POET Technologies Pte. Ltd. to provide services as the Vice President and General Manager of POET Technologies Pte. Ltd. As per the agreement, Mr. Lee will (i) be paid be paid US$240,000 per year (ii) be eligible for annual and special bonuses as determined by the Board of Directors; (iii) be granted 1,000,000 stock options vesting over 4 years; (iv) be entitled to compensation of one month salary on termination of employment by the Company, if termination is other than for cause.

C.	Board Practices

Our Board of Directors currently consists of seven (7) directors including the CEO, of which, six (6) are independent directors. Each director holds office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of Amalgamation and all amendments thereto (the “Articles”), or with the provisions of the OBCA. The Company’s Officers are appointed to serve at the discretion of the Board, subject to the terms of the employment agreements described above.

The Board and committees of the Board schedule regular meetings over the course of the year.

During fiscal 2019, the Board held 12 regularly scheduled meetings, including committee meetings. If for various reasons, Board members may not be able to attend a Board meeting, all Board members are provided information related to each of the agenda items before each meeting, and, therefore, can provide counsel outside the confines of regularly scheduled meetings.

The Board has adopted standards for determining whether a director is independent from management. The Board reviews, consistent with the Company’s corporate governance guidelines, whether a director has any material relationship with the Company that would impair the director’s independent judgment. The Board has affirmatively determined, that as of the filing of this Form 20-F, based on its standards, that Messrs. Tsiofas, Malinge, Charbonneau, Listwin, Lazovsky and Warrior are independent.

Directors’ Service Contracts

Mr. Venkatesan entered into an employment contract as explained above in “Written Management Agreements.”

Audit and Compensation Committees of the Board of Directors

We currently have four board committees; (1) an Audit Committee; (2) a Compensation Committee, (3) a Strategy Committee and (4) a Corporate Governance and Nominating Committee. Committee charters can be found on the Company’s website (poet-technologies.com). The names of the members and a summary of the terms of the charter for each the Audit Committee and the Compensation Committee is provided below.

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

Compensation Committee

The Compensation Committee is currently comprised of three members: Don Listwin (Chair), Chris Tsiofas and David Lazovsky. Mr. Listwin was appointed chair of the Compensation Committee on August 8, 2019. All three members are independent directors. The Board has determined that all members of the Compensation Committee are qualified as members based on the following:

Mr. Don Listwin, Chairman of the Compensation Committee has over 30 years of technology investing and management experience, highlighted by a decade at Cisco Systems, where he served as its Executive Vice President. Mr. Listwin currently serves as chief executive officer of iSchema View and in the recent past served as chief executive officer of both Sana Security and Openwave Systems. Mr. Listwin also currently serves as a director on the boards of AwareX, Calix, Robin Systems and Teradici. Previously, he also served on the boards or was an advisor to JDS Uniphase, PLUMgrid, Redback Networks, E-TEK Dynamics, the Cellular Telecommunications & Internet Association (CTIA) and the Business Development Bank of Canada (BDC). In these capacities, Mr. Listwin had extensive direct experience with executive compensation matters as both a chief executive and board member of an assortment of companies, large and small, including companies within industries directly relevant to the Company.

Mr. Chris Tsiofas, CA, CPA, earned a Bachelor’s of Commerce Degree from the University of Toronto and is a member of the Institute of Chartered Accountants of Canada and the Canadian Tax Foundation. He has been on the Board of Directors of the Company since August of 2012. Mr. Tsiofas is the president of MTN Chartered Professional Accountant Professional Corporation, a public accountancy firm. Tsiofas formerly served as Chairman of the Company’s Compensation Committee and has directed past engagements with the Company’s outside executive compensation consultants. Mr. Tsiofas is also the Chairman of the Audit Committee of the Board of Directors. He brings to the Compensation Committee specialized knowledge regarding the tax impact of certain compensation policies and practices on individuals and on the Company.

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

As of December 31, 2019, the Company had sixteen (16) full-time employees, one (1) part-time employee and three (3) consultants, including one (1) in a senior management position. Eight (8) employees and one (1) consultant work at our lab facility either as support staff or are engaged in research and development initiatives; two (2) employees and one (1) consultant are employed at the Canadian office; Seven (7) employees are employed at our fabrication facility in Singapore. None of the Company’s employees are covered by collective bargaining agreements.

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

The following table sets forth certain information regarding the beneficial ownership of our outstanding common shares for: (i) each of our Directors and Officers individually; (ii) all of our Directors and Officers as a group; and (iii) each other person known to us to own beneficially more than 5% of our common shares as of April 22, 2020. Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. The table also includes the number of shares underlying options that are exercisable within sixty (60) days of April 22, 2020. Ordinary shares subject to these options are deemed to be outstanding for the purpose of computing the ownership percentage of the person holding these options, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person.

The shareholders listed below do not have any different voting rights from our other shareholders.

	Number of Shares Beneficially Owned (1)	Percent of Class
Directors and Officers:
Chris Tsiofas	25,000	0%
Thomas Mika	100,000	0%
Kevin Barnes	17,463	0%
David Lazovsky	181,000	0%
Suresh Venkatesan	115,000	0%
Don Listwin	632,250	0%
Directors and Officers Subtotal	1,070,713	0.36%
Major Shareholders:
None that we are aware of.

(1)	The number of shares set forth for each Director, Officer and Major Shareholder is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act.

See “ITEM 6.B. Compensation” for the exercise prices of options.

	Number of Options exercisable within 60 days	Percent of class
Kevin Barnes	484,375	0.92%
Peter Charbonneau	854,175	1.62%
David Lazovsky	3,071,875	5.85%
Don Listwin	1,149,562	2.19%
Jean- Louis Malinge	1,194,401	2.27%
Thomas Mika	2,228,125	4.24%
Chris Tsiofas	1,936,906	3.69%
Suresh Venkatesan	10,200,750	19.45%
Mohandas Warrior	1,613,151	3.07%
Richard Zoccolillo	546,875	1.04%
	24,008,945	45.78%

	Number of Warrants exercisable within 60 days	Exercise price CA$	Percent of class
Suresh Venkatesan	37,500	0.52	0%
David Lazovsky	90,500	0.52	0%
	128,000		0.002%

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Holdings by Major Shareholders

Please refer to ITEM 6.E. “Share Ownership” for details regarding securities held by Directors, Officers and Major Shareholders. The Company’s major shareholders do not have any different or special voting rights.

U.S. Share Ownership

As of April 22, 2020, there were a total of 445 holders of record of our common shares with addresses in the U.S. We believe that the number of U.S beneficial owners is substantially greater than the number of U.S record holders, because a large portion of our common shares are held in broker “street names.” As of April 22, 2020, U.S. holders of record held approximately 0.65% of our outstanding common shares.

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

Compensation to key management personnel (Executive Chairman, CEO, CFO, President and General Manager of POET and POET Technologies Pte Ltd) was as follows:

	2019	2018	2017

Salaries	$1,251,277	$1,216,250	$932,133
Share-based payments (1)	2,135,579	2,449,683	2,110,773

Total	$3,386,856	$3,665,933	$3,042,906

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

On February 14, 2020 and March 30, 2020 the Company collected $4,750,000 and $8,250,000 respectively for a cumulative $13,000,000 representing two tranches of an agreed three tranche payment plan for the outstanding balance due from DL Shanghai from the sale of DenseLight. The Company collected an additional $2,000,000 which was immediately paid to Oak Capital on behalf of the DL Shanghai for due diligence, legal and other expenses.

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

Period Ended	High (CA$)	Low (CA$)
MONTHLY
March 31, 2020	0.56	0.25
February 28, 2020	0.54	0.365
January 31, 2020	0.415	0.365
December 31, 2019	0.435	0.31
November 30, 2019	0.34	0.245
October 31, 2019	0.345	0.30
QUARTERLY
March 31, 2020	0.56	0.25
December 31, 2019	0.44	0.30
September 30, 2019	0.46	0.30
June 30, 2019	0.42	0.31
March 31, 2019	0.46	0.27
December 31, 2018	0.40	0.24
September 30, 2018	0.44	0.23
June 30, 2018	0.44	0.27
March 31, 2018	0.79	0.19
December 31, 2017	0.36	0.28
YEARLY
December 31, 2019	0.46	0.27
December 31, 2018	0.79	0.19
December 31, 2017	0.51	0.17
December 31, 2016	1.44	0.27
December 31, 2015	2.00	0.62

B.	Plan of Distribution

Not Required.

C.	Markets

The Company’s common shares trade on the TSXV in Canada under the symbol “PTK”. The Company’s common shares also trade on the OTCQX International Marketplace under the symbol “POETF”.

D.	Selling Shareholders

Not Required.

E.	Dilution

Not Required.

F.	Expenses of the Issue

Not Required.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not Required.

B.	Memorandum and articles of association

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

No shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds. The common shares must be issued as fully-paid and non-assessable, and are not subject to further capital calls by the Company. The common shares are without par value. All of the common shares rank equally as to voting rights, participation in a distribution of the assets of the Company on a liquidation, dissolution or winding-up of the Company and the entitlement to dividends.

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

The threshold for a pre-closing net benefit review depends on whether the purchaser is: (a) controlled by a person or entity from a member of the WTO; (b) a state- owned enterprise (SOE); or (c) from a country considered a “Trade Agreement Investor” under the Investment Act. A different threshold also applies if the Canadian business carries on a cultural business. The 2020 threshold for WTO investors that are SOEs will be $428 million based on the book value of the Canadian business' assets, up from $416 million in 2019. The 2020 thresholds for review for direct acquisitions of control of Canadian businesses by private sector investor WTO investors ($1 billion) and private sector trade- agreement investors ($1.5 billion) remain the same and are both based on the "enterprise value" of the Canadian business being acquired.

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

1.	On May 11, 2016 the Company acquired all the issued and outstanding shares of DenseLight Semiconductor Pte. Ltd. in an all-stock acquisition for $10,500,000 satisfied through the issuance of 13,611,150 common shares.

2.	On June 22, 2016, the Company acquired all the issued and outstanding shares of BB Photonics, a New Jersey company and its subsidiary BB Photonics UK Ltd, collectively BB Photonics, a designer of integrated photonic solutions for the data communications market for consideration of $1,550,000. The all-stock purchase was accomplished with the issuance of 1,996,090 common share of the Company at a price of $0.777 per share.

3.	On October 19, 2016, the Company announced that it had entered into an agreement with Singapore’s Economic Development Board (EDB) to expand the Company’s research and development operations in Singapore. Under this agreement, the Company is eligible to receive support up to a maximum of S$10.7 million (US$7.7 million) over five years subject to certain expenditure, capital acquisition and head count thresholds.

4.	On April 18, 2019, the Company signed loan and security agreements for a senior secured credit facility (the “Bridge Loan”) to be provided by Espresso Capital Ltd which grants the Company access to a maximum US$5,000,000. On April 23, 2019 the Company received the initial advance against the credit facility in the amount of US$2,000,000. In partial consideration of the US$5,000,000 gross credit facility available to the Company, and in connection with the initial advance, the Company issued to Espresso Capital warrants for the purchase of 3,289,500 common shares at a price of C$0.35 per share. The Warrants expire on April 18, 2020.

5.	On August 20, 2019, the Company signed a definitive agreement with respect to the sale of DenseLight for $26,000,000. The Share Sale Agreement was signed on November 8, 2019 when the sale was consummated.

D.	Exchange Controls

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

If we were a PFIC, each U.S. Holder would (unless it made one of the elections discussed below on a timely basis) be taxable on gain recognized from the disposition of our common shares (including gain deemed recognized if the common shares are used as security for a loan) and upon receipt of certain “excess distributions” (generally, distributions that exceed 125% of the average amount of distributions in respect to such common shares received during the preceding three taxable years or, if shorter, during the U.S. Holder’s holding period prior to the distribution year) with respect to our common shares as if such income had been recognized ratably over the U.S. Holder’s holding period for the common shares. The U.S. Holder’s income for the current taxable year would include (as ordinary income) amounts allocated to the current taxable year and to any taxable year period prior to the first day of the first taxable year for which we were a PFIC. Tax would also be computed at the highest ordinary income tax rate in effect for each other taxable year period to which income is allocated, and an interest charge on the tax as so computed would also apply. Additionally, if we were a PFIC, U.S. Holders who acquire our common shares from decedents (other than non resident aliens) would be denied the normally available step-up in basis for such shares to fair market value at the date of death and, instead, would have a tax basis in such shares equal to the decedent’s basis, if lower.

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

The consolidated financial statements of POET Technologies Inc. as of December 31, 2019, 2018 and 2017 included herein, have been audited by Marcum LLP, our independent registered accounting firm for that period, 555 Long Wharf Drive, 8th Floor, New Haven, CT 06511, USA, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

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

Exchange Rate Risk

The Company is exposed to foreign currency risk with the Canadian and Singapore dollar. The Company maintains bank accounts and cash reserves in US, Canadian and Singapore dollars with the majority of reserves currently split between Canadian and US dollars. The Canadian dollar reserves are exposed to currency fluctuations. Most of the company’s operations are transacted in US and Singapore dollars. A 10% change in the Canadian and Singapore dollar would have increased or decreased other comprehensive loss by $290,950.

The following table shows exchange rates, from CAD to USD, for the past six months:

Period	High (1)	Low (1)	Average (2)
March 2020	0.7501	0.6891	0.7181
February 2020	0.7573	0.7458	0.7529
January 2020	0.7714	0.7555	0.7645
December 2019	0.7655	0.7506	0.7580
November 2019	0.7620	0.7503	0.7561
October 2019	0.7667	0.7479	0.7573
October 2019 — March 31, 2020	0.8163	0.7629	0.7544

(1) Bank of Canada monthly average rates (2) Bank of Canada daily closing average rates

The following table shows exchange rates, from SGD to USD, for the past six months:

Period	High (1)	Low (1)	Average (2)
March 2020	0.7254	0.6840	0.7056
February 2020	0.7324	0.7135	0.7196
January 2020	0.7432	0.7323	0.7400
December 2019	0.7399	0.7316	0.7357
November 2019	0.7369	0.7309	0.7339
October 2019	0.7346	0.7230	0.7288
October 2019 — March 31, 2020	0.7432	0.7213	0.7325

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2019. In making this assessment, it used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that assessment and those criteria, management concluded that, as of December 31, 2019, the Company’s internal control over financial reporting was effective.

(c)	Attestation Report of Registered Public Accounting Firm

Not applicable.

(d)	Changes in Internal Controls over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2019 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. Audit Committee Financial Expert

Our Board of Directors has determined that Chris Tsiofas is an audit committee financial expert. The Board has determined that Mr. Tsiofas satisfies the criteria of “audit committee financial expert” set forth in Item 16A of Form 20-F and is independent in accordance with Rule 4200 of the Nasdaq Marketplace Rules.

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

ITEM 16C. Principal Accountant Fees and Services Fees Paid to Independent Registered Public Accounting Firm

The following table sets forth, for each of the years indicated, the fees billed by our independent registered public accounting firm, Marcum LLP.

	Year Ended December 31,
Services Rendered	2019	2018
	(in US$)
Audit Fees (1)	$175,000	$189,500
Tax Fees (2)	17,200	11,700
Total	$192,200	$201,200

(1)	Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

(2)	Tax fees relate to tax compliance, planning and advice.

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

a.	Audited Financial Statements — for the years ended December 31, 2019, 2018 and 2017 and as of December 31, 2019, 2018 and 2017

ITEM 18. Financial Statements

The Company has elected to provide financial statements pursuant to ITEM 17.

ITEM 19. Exhibits

1.1	Certificate and Articles of Continuance (1)
1.2	Amended and Restated Bylaws (2)
2.0	Description of Securities
4.1	License Agreement with the University of Connecticut, dated April 28, 2003, as amended April 15, 2014 (1)
4.2	Agency Agreement with IBK Capital Corp., dated February 14, 2013 (1)
4.3	Shareholder Rights Plan Agreement between the Company and TMX Equity Transfer Services, Inc.(2)
4.4	Employment Agreement with Suresh Venkatesan, dated June 10, 2015 (3)
4.5	Employment Agreement with Rajan Rajgopal, dated December 27, 2016 (4)
4.6	Employment Agreement with Thomas Mika, dated November 2, 2016 (4)
4.7	Employment Agreement with Dave Lazovsky, dated February 1, 2017 (4)
4.8	Sale and Purchase Agreement for DenseLight Semiconductors PTE, LTD, dated April 27, 2016 (4)
4.9	Sale and Purchase Agreement for BB Photonics Inc. dated May 16, 2016 (4)
4.10	2018 Stock Option Plan (5)
4.11	Form of Option Agreement(1)
4.12	Form of Warrant for Purchase of Common Shares (1)
4.13	Stock Specimen Certificate (1)
4.14	Credit Facility Agreement (5)
4.15	Share Sale Agreement for DenseLight Semiconductors PTE, Ltd dated August 20, 2019 (6)
4.16	Employment agreement with Vivek Rajgarhia, dated November 4, 2019 (6)
4.17	Convertible Debenture Indenture, dated April 3, 2019 (6)
4.18	Warrant Indenture with TSX Trust Company, dated April 3, 2019 (6)
4.19	Convertible Debenture Indenture, dated May 3, 2019 (6)
4.20	Warrant Indenture with TSX Trust Company, dated May 3, 2019 (6)
4.21	Convertible Debenture Indenture, dated June 3, 2019 (6)
4.22	Warrant Indenture with TSX Trust Company, dated June 3, 2019 (6)
4.23	Convertible Debenture Indenture, dated August 2, 2019 (6)
4.24	Warrant Indenture with TSX Trust Company, dated August 2, 2019 (6)
4.25	Convertible Debenture Indenture, dated September 19, 2019 (6)
4.26	Warrant Indenture with TSX Trust Company, dated September 19, 2019 (6)
8.1	List of Subsidiaries: See ITEM 4.C.
11.1	Code of Business Conduct and Ethics (2)
12.1	Certification of Principal Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) (6)
12.2	Certification of Principal Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) (6)
13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (6)
13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (6)
23.1	Consent of Marcum LLP, independent registered accounting firm (6)
101. INS(**)	XBRL Instance Document
101.SCH(**)	XBRL Taxonomy Extension Schema Linkbase Document
101. AL(**)	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF(**)	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB(**)	XBRL Taxonomy Extension Label Linkbase Document
101.PRE(**)	XBRL Taxonomy Extension Presentation Linkbase Document

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

(5) Filed as an exhibit to the Company’s annual Form 20-F on April 30, 2019 and incorporated herein by reference

(6) Filed as an exhibit to this annual Form 20-F.

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

The consolidated financial statements for the years ended December 31, 2019, 2018 and 2017 have been audited by Marcum LLP, independent registered public accounting firm, which has full and unrestricted access to the Audit Committee. Marcum’s report on the consolidated financial statements is presented herein.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

POET TECHNOLOGIES INC.

/s/ Suresh Venkatesan
Suresh Venkatesan
CEO

Date: April 29, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

POET Technologies Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of POET Technologies Inc. (the “Company”) as of December 31, 2019, 2018 and 2017, the related consolidated statements of operations and deficit, comprehensive loss, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and the Canadian Public Accounting Board (“CPAB”) and are required to be independent with respect to the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ Marcum llp

Marcum llp

We have served as the Company’s auditor since 2009, such date takes into account the acquisition of a portion of UHY LLP by Marcum LLP in April 2010.

New Haven, Connecticut

April 29, 2020

98

POET TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in US Dollars)

December 31,	2019	2018	2017

Assets
Current
Cash and cash equivalents	$1,428,129	$2,567,868	$4,974,478
Accounts receivable (Notes 2 and 4)	-	946,944	493,925
Receivable from the sale of discontinued operations (Note 23)	18,000,000	-	-
Prepaids and other current assets (Note 5)	831,265	2,936,619	1,957,727
Inventory (Note 6)	-	436,833	524,582
	20,259,394	6,888,264	7,950,712

Property and equipment (Note 7)	3,143,060	9,299,513	8,278,170
Patents and licenses (Note 8)	452,384	466,714	456,250
Right of use asset (Note 9)	222,517	-	-
Intangible assets (Note 10)	-	802,409	839,637
Goodwill (Note 24)	-	7,681,003	7,681,003
	$24,077,355	$25,137,903	$25,205,772

Liabilities

Current
Accounts payable and accrued liabilities (Note 11)	$1,725,708	$3,040,422	$810,593
Lease liability (Note 9)	90,504	-	-
Convertible debentures (Note 12)	3,089,033	-	-
	4,905,245	3,040,422	810,593

Lease liability (Note 9)	133,254	-	-
Deferred tax liability (Note 24)	-	1,000,427	1,298,367
Deferred rent	-	1,814	24,031
	5,038,499	4,042,663	2,132,991

Shareholders' Equity

Share capital (Note 13(b))	112,144,172	112,028,194	103,616,221
Equity component of convertible debentures (Note 12)	627,511	-	-
Warrants (Note 14)	8,525,358	8,303,738	5,985,378
Contributed surplus (Note 15)	38,799,337	36,042,754	32,102,967
Accumulated other comprehensive loss	(1,908,715)	(2,083,514)	(1,758,632)
Deficit	(139,148,807)	(133,195,932)	(116,873,153)
	19,038,856	21,095,240	23,072,781
	$24,077,355	$25,137,903	$25,205,772

Commitments and contingencies (Note 17)

On behalf of the Board of Directors

/s/ Suresh Venkatesan	/s/ Chris Tsiofas
Director	Director
The accompanying notes are an integral part of these consolidated financial statements.	Page 2

POET TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Expressed in US Dollars)
For the Years Ended December 31,	2019	2018	2017

Operating expenses
Selling, marketing and administration (Note 22)	6,697,387	6,173,875	5,887,709
Research and development (Note 22)	2,083,815	2,262,476	2,039,421
Impairment of long lived assets (Notes 10 and 24)	1,764,459	-	-
Interest expense (Notes 9 and 12)	819,911	-	-
Amortization of debt issuance costs (Note 12)	372,340	-	-
Other income, including interest	(10,540)	(14,234)	(18,279)
Operating expenses	11,727,372	8,422,117	7,908,851
Net loss from continuing operations, before taxes	(11,727,372)	(8,422,117)	(7,908,851)
Income tax recovery (Note 25)	(292,740)	-	-
Net loss from continuing operations	(11,434,632)	(8,422,117)	(7,908,851)

Income (loss) from discontinued operations, net of taxes (Notes 23 and 25)	5,481,757	(7,900,662)	(4,888,946)
Net loss	(5,952,875)	(16,322,779)	(12,797,797)

Deficit, beginning of year	(133,195,932)	(116,873,153)	(104,075,356)

Net loss	(5,952,875)	(16,322,779)	(12,797,797)
Deficit, end of year	$(139,148,807)	$(133,195,932)	$(116,873,153)

Basic and diluted loss per share, continuing operations (Note 16)	$(0.04)	$(0.03)	$(0.03)
Basic and diluted income (loss) per share, discontinued operations (Note 16)	$0.02	$(0.03)	$(0.02)
Basic and diluted net loss per share (Note 16)	$(0.02)	$(0.06)	$(0.05)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Expressed in US Dollars)
For the Years Ended December 31,	2019	2018	2017

Net loss	$(5,952,875)	$(16,322,779)	$(12,797,797)

Other comprehensive income (loss) - net of income taxes
Exchange differences on translating foreign operations, continuing operations	3,109	(543,557)	362,679
Exchange differences on translating foreign operations, discontinued operations	171,690	218,675	(33,194)
Comprehensive loss	$(5,778,076)	$(16,647,661)	$(12,468,312)

The accompanying notes are an integral part of these consolidated financial statements.	Page 3

POET TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(Expressed in US Dollars)

For the Years Ended December 31,	2019	2018	2017
Share Capital
Beginning balance	$112,028,194	$103,616,221	$103,357,862
Funds from the exercise of stock options	60,028	87,974	123,528
Fair value of stock options exercised	55,950	82,330	134,831
Funds from the exercise of warrants and compensation warrants	-	1,028,471	-
Fair value of warrants and compensation warrants exercised	-	447,270	-
Common shares issued on public offering	-	10,663,548	-
Share issue costs	-	(1,131,990)	-
Fair value of warrants issued on public offering	-	(2,286,426)	-
Fair value of compensation options issued to brokers	-	(479,204)	-
December 31,	112,144,172	112,028,194	103,616,221
Equity Component of convertible debentures
Beginning balance	-	-	-
Fair value of equity component of convertible debentures	627,511	-	-
December 31,	627,511	-	-
Warrants
Beginning balance	8,303,738	5,985,378	2,013,747
Fair value of warrants issued in conjunction with of debt financing	221,620	-	-
Fair value of warrants issued on public offering	-	2,286,426	5,985,378
Fair value of compensation options issued to brokers	-	479,204	-
Fair value of warrants and compensation warrants exercised	-	(447,270)	(901,417)
Fair value of expired warrants	-	-	(1,112,330)
December 31,	8,525,358	8,303,738	5,985,378
Contributed Surplus
Beginning balance	36,042,754	32,102,967	29,062,874
Stock-based compensation	2,812,533	4,022,117	3,174,924
Fair value of stock options exercised	(55,950)	(82,330)	(134,831)
December 31,	38,799,337	36,042,754	32,102,967
Accumulated Other Comprehensive Loss
Beginning balance	(2,083,514)	(1,758,632)	(2,088,117)
Other comprehensive income (loss) attributable to common shareholders - translation adjustment	174,799	(324,882)	329,485
December 31,	(1,908,715)	(2,083,514)	(1,758,632)
Deficit
Beginning balance	(133,195,932)	(116,873,153)	(104,075,356)
Net loss	(5,952,875)	(16,322,779)	(12,797,797)
December 31,	(139,148,807)	(133,195,932)	(116,873,153)
Total Shareholders' Equity	$19,038,856	$21,095,240	$23,072,781

The accompanying notes are an integral part of these consolidated financial statements.	Page 4

POET TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in US Dollars)
For the Years Ended December 31,	2019	2018	2017

CASH AND CASH EQUIVALENTS (USED IN) PROVIDED BY:
OPERATING ACTIVITIES
Net loss	$(5,952,875)	$(16,322,779)	$(12,797,797)
Discontinued operations, net of tax	(5,481,757)	7,900,662	4,888,946
Net loss, continuing operations	(11,434,632)	(8,422,117)	(7,908,851)
Adjustments for:
Depreciation of property and equipment (Note 7)	166,342	96,452	128,283
Amortization of patents and licenses (Note 8)	61,671	56,792	53,969
Amortization of debt issuance cost (Note 12)	372,340	-	-
Amortization of right of use asset (Note 9)	15,683	-	-
Impairment of long lived assets (Notes 10 and 24)	1,764,459	-	-
Accretion of debt discount on convertible debentures (Note 12)	280,829	-	-
Stock-based compensation (Note 15)	2,888,141	3,602,879	2,958,358
Income tax recovery (Notes 25)	(292,740)	-	-
	(6,177,907)	(4,665,994)	(4,768,241)
Net change in non-cash working capital accounts:
Prepaid and other current assets (Note 5)	(685,667)	(75,855)	78,011
Accounts payable and accrued liabilities (Note 11)	420,457	244,054	(544,809)
Cash flows from operating activities, continuing operations	(6,443,117)	(4,497,795)	(5,235,039)
Cash flows from operating activities, discontinued operations	(2,951,104)	(4,790,793)	(3,928,651)
	(9,394,221)	(9,288,588)	(9,163,690)
INVESTING ACTIVITIES
Purchase of property and equipment (Note 7)	(445,678)	-	(57,023)
Purchase of patents and licenses (Note 8)	(65,806)	(67,608)	(41,728)
Proceeds from the sale of short-term investments	-	-	589,275
Cash flows from investing activities, continuing operations	(511,484)	(67,608)	490,524
Cash flow from investing activities, discontinued operations	5,908,623	(3,467,992)	(931,589)
	5,397,139	(3,535,600)	(441,065)
FINANCING ACTIVITIES
Proceeds from convertible debentures, net of issue costs paid in cash (Note 12)	3,352,849	-	-
Proceeds from loan payable and promissory note (Note 12)	4,000,000	-	-
Repayment of loan payable and promissory note (Note 12)	(4,000,000)	-	-
Issue of common shares for cash, net of issue costs (Note 13)	60,028	10,648,003	123,528
Payment of lease liability (Note 9)	(19,162)	-	-
Cash flows from financing activities, continuing operations	3,393,715	10,648,003	123,528
Cash flow from financing activities, discontinued operations	(258,460)	-	-
	3,135,255	10,648,003	123,528
Effect of exchange rate on cash, continuing operations	(263,902)	(256,915)	144,761
Effect of exchange rate on cash, discontinued operations	(14,010)	26,490	(65,338)
Effect of exchange rate on cash	(277,912)	(230,425)	79,423
Net change in cash and cash equivalents, continuing operations	(3,824,788)	5,825,685	(4,476,226)
Net change in cash and cash equivalents, discontinued operations	2,685,049	(8,232,295)	(4,925,578)
Cash and cash equivalents, beginning of year	2,567,868	4,974,478	14,376,282

Cash and cash equivalents, end of year	$1,428,129	$2,567,868	$4,974,478

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING ACTIVITIES
Purchase of property and equipment financed through accounts payable	$-	$250,160	$-

The accompanying notes are an integral part of these consolidated financial statements.	Page 5

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in US Dollars)

1.	DESCRIPTION OF BUSINESS

POET Technologies Inc. is incorporated in the Province of Ontario. POET Technologies Inc. and its subsidiaries (the "Company") are developers and manufacturers of optical source products and photonic integrated devices for the sensing, datacom and telecom markets. The Company's head office is located at 120 Eglinton Avenue East, Suite 1107, Toronto, Ontario, Canada M4P 1E2. These consolidated financial statements of the Company were approved by the Board of Directors of the Company on April 28, 2020.

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

Basis of presentation

These consolidated financial statements include the accounts of POET Technologies Inc. and its subsidiaries; ODIS Inc. ("ODIS"), Opel Solar Inc. ("OPEL"), BB Photonics Inc., BB Photonics UK Limited (collectively "BB Photonics") and POET Technologies Pte Ltd. ("PTS"). They also include the accounts of DenseLight Semiconductor Pte Ltd. ("DenseLight") up-to November 8, 2019. All intercompany balances and transactions have been eliminated on consolidation.

On November 8, 2019, the Company sold 100% of the issued and outstanding shares of DenseLight for $26,000,000. The Company received $8,000,000 upon the consummation of the sale. The Company expects to receive the remaining $18,000,000 over three tranches, with $4,750,000 received on February 14, 2020 and $8,250,000 received on March 30, 2020. The remaining $5,000,000 is expected to be received on or before May 31, 2020. Shares were placed into escrow in the name of the Buyer, to be released to the Buyer upon receipt of the remaining payments. The Buyer assumed control of DenseLight on November 8, 2019 and will be responsible for all operations of DenseLight thence-forth. Upon closing, the Company recognized a gain on the sale of $8,707,280. The Company received an additional $2,000,000, in excess of the sale proceeds, with the most recently paid two tranches which was immediately paid to Oak Capital on behalf of the Buyer for due diligence, legal and other expenses.

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

Cash and cash equivalents

Cash and cash equivalents consist of cash in current accounts of $1,278,129 (2018 - $2,267,868, 2017- $4,974,478) and funds invested in US Term Deposits of $150,000 (2018 - $300,000, 2017 - nil) earning interest at 1.31% and maturing in less than 90 days.

Cash and cash equivalents include restricted funds of $93,800 (2018 - $218,888, 2017 - nil) which serves as a bank guarantee for the purchase of certain equipment. The bank guarantee is reduced on a monthly basis by $10,424 which is amount paid monthly in settlement of the outstanding balance on the equipment.

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

In determining a default provision, the Company utilizes a provision matrix, as permitted under the simplified approach to measure expected credit losses. In doing so management considered historical credit losses, forward-looking factors specific to the Company's debtors and other macro-economic factors to arrive at expected default rates. The default rates are then applied to the Company's aging to determine expected credit losses. The carrying amount of trade receivables is reduced by the expected credit losses. If the financial conditions of these customers were to deteriorate and the Company determines that no recovery of a trade receivable is possible, the amount is deemed irrecoverable and subsequently written-off. Accounts receivable at December 31, 2018 and 2017 related to revenue earned by DenseLight. DenseLight was sold on November 8, 2019 (see Note 23).

Inventory

Inventory consists of raw material inventory, work in process, and finished goods and are recorded at the lower of cost and net realizable value. Cost is determined on a first in first out basis and includes all costs of purchase, costs of conversion and other costs incurred in bringing the inventory to its present condition.

An assessment is made of the net realizable value of inventory at each reporting period. Net realizable value is the estimated selling price less the estimated cost of completion and the estimated costs necessary to make the sale. When circumstances that previously caused inventories to be written down no longer exist or when there is clear evidence of an increase in net realizable value because of changed economic circumstances, the amount of any write down previously recorded is reversed so that the new carrying amount is the lower of the cost and the revised net realizable value. Raw materials are not written down unless the goods in which they are incorporated are expected to be sold for less than cost, in which case, they are written down by reference to replacement cost of the raw materials, as this is the best indicator of net realizable value. Inventory at December 31, 2018 and 2017 related to inventory held by DenseLight. DenseLight was sold on November 8, 2019 (see Note 23).

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

An impairment loss is reversed if there is an indication that there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. The Company reported an impairment loss of $714,000 for the year ended December 31, 2019 (2018 - nil, 2017 - nil) (Note 10).

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

The Company performed its annual test for goodwill impairment at December 31, 2019. The Company utilized a five-year cash flow forecast using the annual budget approved by the Board of Directors as a basis for such forecasts. Cash flow forecasts beyond that of the budget were prepared using a stable growth rate for future periods. These forecasts were based on historical data and future trends expected by the Company. The Company's valuation model also takes into account working capital and capital investments required to maintain the condition of the assets. Forecasted cash flows were discounted using an after-tax rate of 30%.

Based on the impairment tests, the value in-use of the CGU to which goodwill is applicable is less than the carrying amount. As a result goodwill of $1,050,459 was impaired in the current year. No provision for impairment of goodwill was made in 2018 or 2017 (Note 24).

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

Research and Development Credits

Through DenseLight, the Company was eligible to receive cash credits for certain qualifying research and development expenses based on actual spending over a three year period, with an expectation that the credits will not exceed a certain dollar value over a three year period. Recoverable amounts at December 31, 2018 and 2017 related to expenditures at DenseLight. Recoverable amount at December 31, 2019 was nil because the Company sold DenseLight on November 8, 2019.

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

In-Process Research and Development

Under IFRS, in-process research and development ("IPR&D") acquired in a business combination that meets the definition of an intangible asset is capitalized with amortization commencing when the asset is ready for use (i.e., when development is complete). The Company acquired $714,000 of IPR&D when it acquired BB Photonics Inc. in 2016. During 2019, management observed indicators that suggested that IPR&D may be impaired. IPR&D acquired with BB Photonics was no longer useable with the novel POET Interposer platform. BB Photonics IPR&D would not generate sufficient cash flow to support its value in use. Management completed an assessment of IPR&D and determined that the amount of $714,000 was impaired. An impairment loss of $714,000 was recorded during the year ended December 31, 2019. No impairment was recorded in 2018 or 2017 (Note 10).

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in US Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Customer relationships

Intangible assets include customer relationships acquired with the acquisition of DenseLight. Customer relationships is an externally acquired intangible asset and is measured at cost less accumulated amortization and any accumulated impairment losses. Customer relationships are amortized on a straight-line basis over their estimated useful lives and is tested for impairment whenever events or changes indicate that their carrying amount may not be recoverable. The useful life of customer relationships was determined to be 5 years. Customer relations was nil at December 31, 2019 as because the asset was disposed of with the sale of DenseLight on November 8, 2019.

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

Income (loss) per share

Basic income (loss) per share is calculated by dividing net income (loss) by the weighted average number of common shares outstanding during the year. Diluted income (loss) per share is calculated by dividing net income (loss) by the weighted average number of common shares outstanding during the year after giving effect to potentially dilutive financial instruments. The dilutive effect of stock options and warrants is determined using the treasury stock method.

3.	RECENT ACCOUNTING PRONOUNCEMENTS

Recently adopted accounting policy

IFRS 16, Leases (“IFRS 16”) sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, the customer (lessee) and the supplier (lessor). This replaces IAS 17, Leases (“IAS 17”) and related Interpretations. IFRS 16 provides revised guidance on identifying a lease and for separating lease and non-lease components of a contract. IFRS 16 introduces a single accounting model for all lessees and requires a lessee to recognize right of use assets and lease liabilities for leases with terms of more than 12 months, unless the underlying asset is of low value, and depreciation of lease assets is reported separately from interest on lease liabilities in the income statement. Under IFRS 16, lessor accounting for operating and finance leases will remain substantially unchanged. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with earlier application permitted for entities that apply IFRS 15, Revenue from Contracts with Customers. The Company adopted this new standard using the modified retrospective method on January 1, 2019. The adoption of IFRS 16, resulted in a right of use asset and liability of $1,127,534. The carrying value of the right of use asset and lease liability relating to Denselight were disposed of upon the sale of DenseLight on November 8, 2019 (notes 9 and 23).

4.	ACCOUNTS RECEIVABLE

The carrying amounts of accounts receivable approximate their fair value and are originally denominated in Singapore dollars before conversion to US dollars at December 31:

		2019	2018	2017
Product sales	United States dollar	$-	$713,744	$493,925
Product sales	Singapore dollar	-	273,815	-
Loss allowance		-	(40,615)	-
		$-	$946,944	$493,925

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in US Dollars)

4.	ACCOUNTS RECEIVABLE (Continued)

In determining the recoverability of a trade receivable, the Company considers any change in the credit quality of the trade receivable from the date credit was initially granted up to the reporting date. The trade receivables that are neither past due nor impaired relates to customers that the company has assessed to be creditworthy based on the credit evaluation process performed by management which considers both customers' overall credit profile and its payment history with the Company. The loss allowance is determined in accordance IFRS 9 (Note 18). Trade receivables at December 31, 2018 and 2017 related to DenseLight. Trade receivable is nil at December 31, 2019 because DenseLight was sold on November 8, 2019.

5.	PREPAIDS AND OTHER CURRENT ASSETS

The following table reflects the details of prepaids and other current assets at December 31:

	2019	2018	2017

Sales tax recoverable and other current assets	$81,265	$85,658	$119,482
Research and development credit	-	1,905,593	1,287,539
Security deposits on leased properties	-	233,983	228,170
Prepaid expenses	750,000	711,385	322,536
	$831,265	$2,936,619	$1,957,727

Research and development credit, security deposit on leased properties and certain prepaid expenses were disposed of during the year upon the sale of DenseLight.

6.	INVENTORY

The following table reflects the details of inventory at December 31:

	2019	2018	2017

Raw materials	$-	$98,370	$112,768
Finished goods	-	212,361	260,105
Work in process	-	126,102	151,709
	$-	$436,833	$524,582

In 2017, the Company recorded an inventory write-down of $353,476. Raw materials related to products under development represented the most significant portion of the write-down.

The Company disposed of its inventory upon the sale of DenseLight on November 8, 2019.

7.	PROPERTY AND EQUIPMENT

	Equipment not	Leasehold	Machinery and	Office
	ready for use	improvements	equipment	equipment	Total
Cost
Balance, January 1, 2017	$602,830	$667,342	$9,734,885	$314,817	$11,319,874
Additions	806,182	-	113,433	50,182	969,797
Reclassification	(874,371)	-	874,371	-	-
Effect of changes in foreign exchange rates	46,433	-	72,779	8,914	128,126
Balance, December 31, 2017	581,074	667,342	10,795,468	373,913	12,417,797
Additions	3,667,894	-	-	50,258	3,718,152
Reclassification (1)	(1,086,895)	-	881,221	202,674	(3,000)
Impairment and disposals (1)	-	-	(611,875)	(3,665)	(615,540)
Effect of changes in foreign exchange rates	(19,920)	-	(46,829)	(1,739)	(68,488)
Balance,December 31, 2018	3,142,153	667,342	11,017,985	621,441	15,448,921
Additions	1,986,210	-	39,260	19,480	2,044,950
Disposals (2)	(4,388,762)	(667,342)	(8,198,519)	(555,688)	(13,810,311)
Effect of changes in foreign exchange rates	24,741	-	14,529	-	39,270
Balance, December 31, 2019	$764,342	$-	$2,873,255	$85,233	$3,722,830

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in US Dollars)

7.	PROPERTY AND EQUIPMENT (Continued)

Accumulated Depreciation
Balance, January 1, 2017	-	83,189	1,808,308	64,167	1,955,664
Depreciation for the year	-	133,499	1,857,474	192,990	2,183,963
Balance, December 31, 2017	-	216,688	3,665,782	257,157	4,139,627
Depreciation for the year	-	133,809	2,201,133	133,662	2,468,604
Impairment and disposals (1)	-	-	(455,158)	(3,665)	(458,823)
Balance, December 31, 2018	-	350,497	5,411,757	387,154	6,149,408
Depreciation for the year	-	-	144,337	22,005	166,342
Disposals (2)	-	(350,497)	(5,044,288)	(341,195)	(5,735,980)
Balance, December 31, 2019	-	-	511,806	67,964	579,770

Carrying Amounts
At December 31, 2017	$581,074	$450,654	$7,129,686	$116,756	$8,278,170
At December 31, 2018	$3,142,153	$316,845	$5,606,228	$234,287	$9,299,513
At December 31, 2019	$764,342	$-	$2,361,449	$17,269	$3,143,060

(1)	During 2018, $3,000 relating to certain property and equipment were reclassified to non-current assets held for sale and was sold in December 2018 while $156,717 was recorded as an impairment loss and was included in discontinued operations.

(2)	On November 8, 2019, the Company disposed of property and equipment used in the operations DenseLight.

8.	PATENTS AND LICENSES

Cost
Balance, January 1, 2017	$609,887
Additions	60,543
Balance, December 31, 2017	670,430
Additions	67,608
Effect of changes in foreign exchange rates	(352)
Balance, December 31, 2018	737,686
Additions	77,037
Disposals (1)	(29,696)
Balance, December 31, 2019	785,027

Accumulated Amortization
Balance, January 1, 2017	160,211
Amortization	53,969
Balance, December 31, 2017	214,180
Amortization	56,792
Balance, December 31, 2018	270,972
Amortization	61,671
Balance, December 31, 2019	332,643

Carrying Amounts
At December 31, 2017	$456,250
At December 31, 2018	$466,714
At December 31, 2019	$452,384

(1)	On November 8, 2019, the Company disposed of certain patents unrelated to the Company's technology on the sale of DenseLight.

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in US Dollars)

9.	RIGHT OF USE ASSET AND LEASE LIABILITY

On January 1, 2019, the Company adopted IFRS, 16 Leases. Upon adoption of IFRS 16, the Company recognized a lease liability and right of use asset relating to new leases entered into on February 15, 2019 related to DenseLight, and November 1, 2019 related to PTS. The lease liability was measured at the present value of the remaining lease payments, discounted using the Company's incremental borrowing rate of 12%.

Right of use asset	Building
Cost
Balance, January 1, 2019	$-
Additions	1,127,534
Disposal (1)	(892,300)
Effect of changes in foreign exchange rates	2,966
Balance, December 31, 2019	238,200

Accumulated Amortization
Balance, January 1, 2019	-
Amortization	15,683
Balance, December 31, 2019	15,683
Carrying Amounts
At December 31, 2019	$222,517

Lease liability
Balance, January 1, 2019	$-
Additions	1,127,534
Interest expense	4,705
Interest included in discontinued operations	74,494
Lease payments	(19,162)
Lease payments included in discontinued operations	(258,460)
Disposal (1)	(695,733)
Effect of changes in foreign exchange rates	(9,620)
Balance, December 31, 2019	$223,758

(1)	The Company disposed of $892,000 of right of use asset and $695,733 of lease liability on November 8, 2019 with the sale of DenseLight (Note 23).

10.	INTANGIBLE ASSETS

		Customer
	Technology	Relationships	Total
Cost
Balance, December 31, 2017 and 2018	$714,000	$186,131	$900,131
Impairment	(714,000)	-	(714,000)
Disposals (1)	-	(186,131)	(186,131)
Balance, December 31, 2019	-	-	-

Accumulated Amortization
Balance, January 1, 2017	-	23,266	23,266
Amortization for the year	-	37,228	37,228
Balance, December 31, 2017	-	60,494	60,494
Amortization for the year	-	37,228	37,228
Balance, December 31, 2018	-	97,722	97,722
Disposals (1)	-	(97,722)	(97,722)
Balance, December 31, 2019	-	-	-

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in US Dollars)

10.	INTANGIBLE ASSETS (Continued)

Carrying Amounts
At December 31, 2017	$714,000	$125,637	$839,637
At December 31, 2018	$714,000	$88,409	$802,409
At December 31, 2019	$-	$-	$-

(1)	The Company disposed of its customer relationships intangible assets and related amortization on November 8, 2019 with the sale of DenseLight (Note 23).

11.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities at December 31 was as follows:

	2019	2018	2017
Trade payables	$1,507,644	$2,269,845	$504,229
Payroll related liabilities	44,677	595,720	112,913
Accrued liabilities	173,387	174,857	193,451
	$1,725,708	$3,040,422	$810,593

12.	CONVERTIBLE DEBENTURES, LOAN PAYABLE AND PROMISSORY NOTE

On April 1, 2019 the Company announced that it arranged for certain financing required to bridge the Company up to the sale of its DenseLight subsidiary.

Convertible Debentures

The first component of the financing consists of the issuance of up to $10.5 million (CAD$14 million) of unsecured convertible debentures (the “Convertible Debentures”) of the Company. The Convertible Debentures were sold in multiple tranches, on a brokered private placement basis through the Company’s financial advisors, IBK Capital. During the year the Company closed five tranches of the private placement of the Convertible Debentures that raised gross proceeds of $3,729,921 (CAD$4,988,292). The Convertible Debentures, bear interest at 12% per annum, compounded annually with 1% payable at the beginning of each month and mature two years from the date of issue. The Company paid $377,072 (CAD$499,462) in brokerage fees and other costs related to the closing of these five tranches.

The Convertible Debentures are convertible at the option of the holders thereof into units at any time after October 31, 2019 at a conversion price of CAD$0.40 per unit for a total 12,470,730 units of the Company. Each unit will consist of one common share and one common share purchase warrant. Each common share purchase warrant will entitle the holder to purchase one common share of the Company at a price of CAD$0.50 per share for a period of two years from the date upon which the convertible debenture is converted into units. Upon completing the sale of DenseLight, holders of Convertible Debentures will have the right to cause the Company to repurchase the Convertible Debentures at face value, subject to certain restrictions. The Convertible Debentures are governed by a trust indenture between the Company and TSX Trust Company as trustee.

Insiders of the Company subscribed for 14.3% or $535,000 (CAD$710,000) of the Convertible Debentures, including the Company’s board of directors and senior management team. Insiders of IBK Capital subscribed for 4% or $146,000 (CAD$200,000) of the Convertible Debentures.

IAS 32 Financial Instruments: Presentation define these debt securities as compound financial instruments made up of both a liability component and an equity component. The debt components of the Convertible Debentures were fair valued using effective discount rates ranging from 28.74% to 29.71% which the Company determined would be the interest rate of the debts without a conversion feature. The difference between the fair value of the debt component and the loan is allocated to the equity component and is included in shareholders' equity.

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in US Dollars)

12.	CONVERTIBLE DEBENTURES, LOAN PAYABLE AND PROMISSORY NOTE (Continued)

Because the Convertible Debentures are denominated in Canadian dollars and the conversion price is also denominated in Canadian dollars, the number of equity instruments that would be issued upon exercise of the convertible debentures are fixed. As a result, the equity component of the convertible debentures will not be periodically remeasured.

The following table reflects the details of convertible debentures:

Convertible Debentures	Loan	Equity Component	Accretion	Debt Component
Issued April 3, 2019 (net of issue costs)	$1,293,519	$(242,004)	$128,240	$1,179,755
Issued May 3, 2019 (net of issue costs)	979,256	(183,317)	84,708	880,647
Issued June 3, 2019 (net of issue costs)	582,356	(109,017)	42,855	516,194
Issued August 2, 2019 (net of issue costs)	374,753	(70,154)	19,690	324,289
Issued September 19, 2019 (net of issue costs)	122,965	(23,019)	5,336	105,282
Effect of foreign exchange rate changes	-	-	-	82,866
Balance December 31, 2019	$3,352,849	$(627,511)	$280,829	$3,089,033

Loan Payable and Promissory Note

The second component of the financing consisted of a credit facility (the “Bridge Loan”) provided by Espresso Capital Ltd which granted the Company access to a maximum $5,000,000. The Company signed the loan documents on April 18, 2019 and was advanced $3,100,000 shortly thereafter.

Funds drawn on the Credit Facility bear interest at a rate of 17.25% per annum (the "Interest Rate"), calculated daily from the date of each advance until the earlier of the due date of each such advance, if any, and December 31, 2019 (the "Maturity Date"). The Interest Rate is comprised of 15% cash interest and 2.25% deferred interest. Per the agreement, the interest rate was retroactively increased to 19.25% because the Company did not consummate the sale of Denselight by October 15, 2019.

The Company paid $147,077 in costs related to the Bridge Loan. Additionally, the Company issued to Espresso Capital Ltd, warrants for the purchase of 3,289,500 common shares at a price of CAD$0.35 per share. The Warrants expire on April 18, 2020. The fair value of the warrants was estimated on the date of issue using the Black-Scholes option pricing model with the following assumptions: volatility of 78.91%, interest rate of 1.62% and an expected life of 1 year. The estimated fair value assigned to the warrants was $221,620. The total cost of $368,697 along with the foreign exchange impact of $3,543 was deferred and charged against the Bridge Loan and subsequently amortized over the life of the Bridge Loan. The Bridge loan was repaid on November 8, 2019.

Additionally, on August 30, 2019, the Company signed a term promissory note (the "Promissory Note") for up-to $1,000,000 with Century Prosper Investment Corporation (the "Lender"). The Promissory Note bears interest at 15% per annum. The Promissory Note and accrued interest are repayable on the six-month anniversary of each advance. At the option of the Lender, the advances and accrued interest may be repaid in full five days after the sale of the Company's DenseLight subsidiary. The Company was advanced $900,000 on this Promissory Note. The $900,000 advance and related interest of $17,160 were repaid on November 8, 2019.

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in US Dollars)

13.	SHARE CAPITAL

(a)	AUTHORIZED

Unlimited number of common shares

One special voting share

(b)	COMMON SHARES ISSUED

	Number of
	Shares	Amount

Balance, January 1, 2017	259,333,853	$103,357,862
Funds from the exercise of stock options	685,000	123,528
Fair value of stock options exercised	-	134,831

Balance, December 31, 2017	260,018,853	103,616,221
Common shares issued on public offering	25,090,700	10,663,548
Share issue costs	-	(1,131,990)
Fair value of warrants issued on public offering	-	(2,286,426)
Fair value of compensation options issued to brokers	-	(479,204)
Funds from the exercise of stock options	372,250	87,974
Fair value of stock options exercised	-	82,330
Funds from the exercise of warrants and compensation warrants	2,600,500	1,028,471
Fair value of warrants and compensation warrants exercised	-	447,270

Balance, December 31, 2018	288,082,303	112,028,194
Funds from the exercise of stock options	281,250	60,028
Fair value of stock options exercised	-	55,950
Balance, December 31, 2019	288,363,553	$112,144,172

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

The fair value of the share purchase warrants and compensation options was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: dividend yield of 0%, risk-free interest rate of 1.86%, volatility of 94.77%, and estimated life of 2 years. The estimated fair values assigned to the warrants and compensation options were $2,286,426 and $479,204, respectively.

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in US Dollars)

14.	WARRANTS

The following table reflects the continuity of warrants:

	Historical	Number of
	Average Exercise	Warrants/	Historical
	Price	Compensation options	Fair value

Balance, January 1, 2017	$0.79	8,369,233	$2,013,747
Warrants issued	0.39	34,800,000	5,985,378
Warrants and compensation warrants exercised	(0.51)	(3,794,412)	(901,417)
Expired	(1.02)	(4,574,821)	(1,112,330)
Balance, December 31, 2017	0.39	34,800,000	5,985,378
Fair value of warrants issued on public offering	0.58	12,545,350	2,286,426
Historical fair value assigned to warrants exercised	0.39	(2,600,500)	(447,270)
Fair value of compensation options issued to brokers	0.43	1,505,442	479,204
Balance, December 31, 2018	0.44	46,250,292	8,303,738
Fair value of warrants issued as cost of debt financing	0.27	3,289,500	221,620
Balance, December 31, 2019	$0.43	49,539,792	$8,525,358

15.	STOCK OPTIONS AND CONTRIBUTED SURPLUS

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

Stock option transactions and the number of stock options outstanding were as follows:

		Historical
		Weighted Average
	Number of	Exercise
	Options	Price

Balance, January 1, 2017	23,805,500	$0.96
Expired/cancelled	(5,455,209)	0.73
Exercised	(685,000)	0.19
Granted	15,425,000	0.24
Balance, December 31, 2017	33,090,291	0.68
Expired/cancelled	(1,944,791)	0.74
Exercised	(372,250)	0.26
Granted	13,690,479	0.34
Balance, December 31, 2018	44,463,729	0.58
Expired/cancelled (1)	(8,707,811)	0.90
Exercised	(281,250)	0.22
Granted	17,785,670	0.27
Balance, December 31, 2019	53,260,338	$0.43

(1)	2,277,186 cancelled options related to staff employed at DenseLight

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in US Dollars)

15.	STOCK OPTIONS AND CONTRIBUTED SURPLUS (Continued)

During the year ended December 31, 2019, the Company recorded stock-based compensation of $2,888,141 (2018 - $3,602,879, 2017 - $2,958,358) relating to stock options that vested during the year. The stock-based compensation applicable to employees of DenseLight in the amount of $(75,608) (2018 - $419,238, 2017 - 216,566) has been allocated to discontinued operations (see note 23).

The stock options granted were valued using the Black-Scholes option pricing model using the following assumptions:

	2019			2018			2017

Weighted average exercise price		$0.27			$0.34			$0.24
Weighted average risk-free interest rate		1.57%			2.17%			1.87%
Weighted average dividend yield		0%			0%			0%
Weighted average volatility		95.48%			103.47%			102.73%
Weighted average estimated life (in years)		10			10			10
Weighted average share price		$0.27			$0.34			$0.24
Share price on the various grant dates:	$0.24	-	$0.28	$0.18	-	$0.40	$0.21	-	$0.32
Weighted average fair value		$0.24			$0.30			$0.22

The underlying expected volatility was determined by reference to the Company's historical share price movements, its dividend policy and dividend yield and past experience relating to the expected life of granted stock options.

The weighted average remaining contractual life and weighted average exercise price of options outstanding and of options exercisable as at December 31, 2019 are as follows:

		Options Outstanding				Options Exercisable
				Historical	Weighted		Historical
				Weighted	Average		Weighted
				Average	Remaining		Average
Exercise			Number	Exercise	Contractual	Number	Exercise
Range			Outstanding	Price	Life (years)	Exercisable	Price
$0.11	-	$0.20	693,750	$0.19	6.14	693,750	$0.19
$0.21	-	$0.24	9,020,313	$0.22	7.63	6,887,501	$0.22
$0.25	-	$0.29	10,888,259	$0.25	9.18	3,504,188	$0.25
$0.30	-	$0.86	24,844,766	$0.35	8.38	9,542,718	$0.40
$0.87	-	$1.64	7,813,250	$1.13	0.57	7,789,813	$1.13
			53,260,338	$0.43	7.24	28,417,970	$0.53

Contributed Surplus

The following table reflects the continuity of contributed surplus:

Amount
Balance, January 1, 2017	$29,062,874
Stock-based compensation	3,174,924
Fair value of stock options exercised	(134,831)
Balance, December 31, 2017	32,102,967
Stock-based compensation	4,022,117
Fair value of stock options exercised	(82,330)
Balance, December 31, 2018	36,042,754
Stock-based compensation	2,812,533
Fair value of stock options exercised	(55,950)
Balance, December 31, 2019	$38,799,337

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in US Dollars)

16.	INCOME (LOSS) PER SHARE

	2019	2018	2017
Numerator
Net loss from continuing operations	$(11,434,632)	$(8,422,117)	$(7,908,851)
Net income (loss) from discontinued operations	$5,481,757	$(7,900,662)	$(4,888,946)
Net loss	$(5,952,875)	$(16,322,779)	$(12,797,797)
Denominator
Weighted average number of common shares outstanding	288,216,378	282,098,432	259,771,793
Weighted average number of common shares outstanding - diluted	288,216,378	282,098,432	259,771,793
Basic and diluted loss per share, continuing operations	$(0.04)	$(0.03)	$(0.03)
Basic and diluted income (loss) per share, discontinued operations	$0.02	$(0.03)	$(0.02)

Basic and diluted loss per share	$(0.02)	$(0.06)	$(0.05)

The effect of common share purchase options, warrants, compensation warrants and shares to be issued on the net loss in 2019, 2018 and 2017 is not reflected as they are anti-dilutive.

17.	COMMITMENTS AND CONTINGENCIES

The Company has operating leases on three facilities; head office located in Toronto, Canada, design and testing operations located in San Jose, California and operating facilities located in Singapore. The Company's design and testing operations terminated a lease on January 31, 2020. A new lease was initiated on April 1, 2020 and expires on March 31, 2025. The lease on the Company's operating facilities was initiated on November 1, 2019 and expires April 30, 2022. As at December 31, 2019, the Company's head office was on a month to month lease term.

Remaining annual lease payments to the lease expiration dates are as follows:

2020	$170,759
2021 and beyond	494,732
$665,491

18.	RELATED PARTY TRANSACTIONS

Compensation to key management personnel were as follows:

	2019	2018	2017

Salaries	$1,251,277	$1,216,250	$932,133
Share-based payments (1)	2,135,579	2,449,683	2,110,773
Total	$3,386,856	$3,665,933	$3,042,906

(1)	Share-based payments are the fair value of options granted to key management personnel and expensed during the various years as calculated using the Black-Scholes model.

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

OPEL, ODIS and PTS

OPEL, ODIS and PTS are the developers of the POET platform semiconductor process IP for monolithic fabrication of integrated circuit devices containing both electronic and optical elements on a single die.

BB Photonics

BB Photonics develops photonic integrated components for the datacom and telecom markets utilizing embedded dielectric technology that enables the low-cost integration of active and passive devices into photonic integrated circuits.

On a consolidated basis, the Company operates geographically in Singapore, the United States and Canada. Geographical information is as follows:

	2019

As of December 31,	Singapore	US	Canada	Consolidated
Current assets	$86,849	$22,523	$20,150,022	$20,259,394
Property and equipment	3,055,906	87,154	-	3,143,060
Patents and licenses	-	452,384	-	452,384
Right of use asset	222,517	-	-	222,517
Total Assets	$3,365,272	$562,061	$20,150,022	$24,077,355

Year Ended December 31,	Singapore	US	Canada	Consolidate
Selling, marketing and administration	$217,416	$5,126,260	$1,353,711	$6,697,387
Research and development	218,900	107,161	1,757,754	2,083,815
Impairment of long lived assets	-	-	1,764,459	1,764,459
Interest expense	4,705	-	815,206	819,911
Amortization of debt issuance costs	-	-	372,340	372,340
Other income including interest income	-	-	(10,540)	(10,540)
Income taxes	-	(292,740)	-	(292,740)
Net loss from continuing operations, net of taxes	(441,021)	(4,940,681)	(4,288,471)	(11,434,632)
Income from discontinued operations, net of taxes	5,481,757	-	-	5,481,757
Net income (loss)	$5,040,736	$(4,940,681)	$(4,288,471)	$(5,952,875)

	2018

As of December 31,	Singapore	US	Canada	Consolidated
Current assets	$4,283,008	$302,405	$2,302,851	$6,888,264
Property and equipment	9,136,694	162,819	-	9,299,513
Patents and licenses	18,464	448,250	-	466,714
Goodwill and intangible assets	6,718,953	1,764,459	-	8,483,412
Total Assets	$20,157,119	$2,677,933	$2,302,851	$25,137,903

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in US Dollars)

19.	SEGMENT INFORMATION (Continued)

Year Ended December 31,	Singapore	US	Canada	Consolidated
Selling, marketing and administration	$-	$5,169,619	$1,004,256	$6,173,875
Research and development	-	1,715,154	547,322	2,262,476
Other income including interest	-	-	(14,234)	(14,234)
Net loss from continuing operations	-	(6,884,773)	(1,537,344)	(8,422,117)
Loss from discontinued operations, net of taxes	(7,900,662)	-	-	(7,900,662)
Net loss	$(7,900,662)	$(6,884,773)	$(1,537,344)	$(16,322,779)

	2017

As of December 31,	Singapore	US	Canada	Consolidated
Current assets	$3,190,298	$4,621,318	$139,096	$7,950,712
Property and equipment	8,018,900	259,270	-	8,278,170
Patents and licenses	18,816	437,434	-	456,250
Goodwill and intangible assets	6,756,181	1,764,459	-	8,520,640
Total Assets	$17,984,195	$7,082,481	$139,096	$25,205,772

The Year Ended December 31,	Singapore	US	Canada	Consolidated
Selling, marketing and administration	$-	$4,837,859	$1,049,850	$5,887,709
Research and development	-	1,719,734	319,687	2,039,421
Other income including interest	-	-	(18,279)	(18,279)
Net loss from continuing operations	-	(6,557,593)	(1,351,258)	(7,908,851)
Loss from discontinued operations, net of taxes	(4,888,946)	-	-	(4,888,946)
Net loss	$(4,888,946)	$(6,557,593)	$(1,351,258)	$(12,797,797)

20.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company's financial instruments consist of cash and cash equivalents, accounts receivable, receivable from the sale of discontinued operations, convertible debentures, and accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest risk arising from these financial instruments. The Company estimates that the fair value of these instruments approximates fair value due to their short term nature.

The Company has classified financial assets and (liabilities) as follows at December 31:

	2019	2018	2017

Fair value through profit or loss, measured at amortized cost:
Cash and cash equivalents	$1,428,129	$2,567,868	$4,974,478
Accounts receivable, measured at amortized cost:
Accounts receivable	$-	$946,944	$493,925
Receivable from the sale of discontinued operations	$18,000,000	-	$-
Other liabilities, measured at amortized cost:
Accounts payable and accrued liabilities	$(1,725,708)	$(3,040,422)	$(810,593)
Convertible debentures	$(3,089,033)	$-	$-

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in US Dollars)

20.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Continued)

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

The Company's accounts receivable ageing at December 31 was as follows:

	2019	2018	2017

Current	$-	$892,343	$330,731
31 - 60 days	-	34,331	56,094
61 - 90 days	-	60,885	-
> 90 days	-	-	107,100
Expected credit losses (1)	-	(40,615)	-
	$-	$946,944	$493,925

(1)	The Company applies IFRS 9 simplified approach to measuring expected credit losses using a lifetime expected credit loss allowance for trade receivables.

Exchange Rate Risk

The functional currency of each of the entities included in the accompanying consolidated financial statements is the local currency where the entity is domiciled. Functional currencies include the US, Singapore and Canadian dollar. Most transactions within the entities are conducted in functional currencies. As such, none of the entities included in the consolidated financial statements engage in hedging activities. The Company is exposed to a foreign currency risk with the Canadian and Singapore dollar. A 10% change in the Canadian and Singapore dollar would increase or decrease other comprehensive loss by $290,950.

Liquidity Risk

The Company currently does not maintain credit facilities. The Company's existing cash and cash resources are considered sufficient to fund operating and investing activities beyond one year from the issuance of these consolidated financial statements. The Company may, however, need to seek additional financing in the future.

21.	CAPITAL MANAGEMENT

In the management of capital, the Company includes shareholders' equity (excluding accumulated other comprehensive loss and deficit) and cash. The components of capital on December 31, 2019 were:

Cash and cash equivalents and receivable from the sale of discontinued operations	$19,428,129
Shareholders' equity	$160,096,378

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

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in US Dollars)

22.	EXPENSES

Research and development costs can be analysed as follows:

	2019	2018	2017
Wages and benefits	$874,673	$822,258	$703,759
Subcontract fees	834,598	888,566	1,044,936
Stock-based compensation	237,311	395,468	218,896
Supplies	137,233	156,184	71,830
	$2,083,815	$2,262,476	$2,039,421

Selling, marketing and administration costs can be analysed as follows:

Stock-based compensation	$2,650,830	$3,207,411	$2,739,462
Wages and benefits	1,619,719	1,433,286	1,443,656
Professional fees	1,120,805	735,604	597,865
General expenses	813,951	392,901	598,600
Depreciation and amortization	243,674	153,244	182,252
Management and consulting fees	154,357	155,169	229,577
Rent and facility costs	94,051	96,260	96,297
	$6,697,387	$6,173,875	$5,887,709

23.	DISCONTINUED OPERATIONS

On February 3, 2019, management committed to a plan to sell its subsidiary, DenseLight. The decision was taken in line with a strategy to focus on the Company's opportunities related to its Optical Interposer. Management determined that the divestiture of DenseLight would immediately reduce the Company's operating losses and cash burn, while allowing the Company to pursue a "fab-light" strategy with a less capital-intensive business model that is focused on growing the Optical Interposer business through targeted investments in the design, development and sale of vertical market solutions. Consequently, after the plan and prior to the actual sale, all saleable assets and liabilities relating to DenseLight were classified as "Non-current assets held for sale" or "disposal group liabilities". An impairment assessment was done on the assets that were held for sale. It was determined that no assets were impaired either on the date management committed to a plan of sale or on November 8, 2019 when the sale was consummated.

On November 8, 2019, the Company sold 100% of the issued and outstanding shares of DenseLight for $26,000,000. The Company received $8,000,000 upon the consummation of the sale. The Company expects to receive the remaining $18,000,000 over three tranches, with $4,750,000 received on February 14, 2020 and $8,250,000 received on March 30, 2020. The remaining $5,000,000 is expected to be received on or before May 31, 2020. Shares were placed into escrow in the name of the Buyer, to be released to the Buyer upon receipt of the remaining payments. The Buyer assumed control of DenseLight on November 8, 2019 and will be responsible for all operations of DenseLight thence-forth. Upon closing, the Company recognized a gain on the sale of $8,707,280. The Company received an additional $2,000,000, in excess of the sale proceeds, with the most recently paid two tranches which was immediately paid to Oak Capital on behalf of the Buyer for due diligence, legal and other expenses.

Revenue and expenses, and gains and losses relating to the discontinued operations have been removed from the results of continuing operations and are shown as a single line item on the face of the consolidated statement of comprehensive loss. The operating results of the discontinued operations can be analysed as follows:

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in US Dollars)

23.	DISCONTINUED OPERATION (Continued)

Results of discontinued operations

	For the Period From	For the Year Ended
	January 1 to November 8,	December 31,
	2019	2018	2017

Revenue	$4,426,355	$3,888,185	$2,794,044

Cost of revenue	1,201,373	1,475,969	1,342,691
Gross margin	3,224,982	2,412,216	1,451,353

Operating expenses
Research and development	5,677,222	6,430,328	3,403,452
Selling, marketing and administration	1,950,526	5,515,329	4,983,032
Interest expense	74,494	-	-
Impairment loss	-	156,717	-
Other income	(1,251,737)	(1,491,556)	(1,748,245)
Operating expenses	6,450,505	10,610,818	6,638,239
Loss from discontinued operations	(3,225,523)	(8,198,602)	(5,186,886)
Gain on sale of discontinued operations, net of taxes	8,707,280	-	-
Income tax recovery	-	(297,940)	(297,940)
Net income (loss), net of taxes	$5,481,757	$(7,900,662)	$(4,888,946)

Disaggregated Revenues

The Company disaggregates revenue by timing of revenue recognition, that is, at a point in time and revenue over time. Disaggregated revenue is as follows:

	For the Period From	For the Year Ended
	January 1 to November 8,	December 31,
	2019	2018	2017
Non-contract revenue (at a point in time)(1)(3)	$2,092,426	$3,261,518	$2,714,044
Contract revenue (revenue over time)(2)(3)	2,221,429	441,667	80,000
Contract revenue (at a point in time)(2)(3)	112,500	185,000	-
	$4,426,355	$3,888,185	$2,794,044

(1)	Revenue from the sale of products.
(2)	Revenue from long-term projects or non-recurring engineering (NRE).
(3)	All revenue was generated from the Singapore geographic region.

Revenue Contract Balances

	Contract
	Receivables	Liabilities
Opening balance, January 1, 2017	$-	$(20,000)
Revenues recognized	80,000	(60,000)
Changes due to payment, fulfillment of performance obligations or other	(40,000)	80,000
Balance, December 31, 2017	$40,000	$-
Revenues recognized	626,667	(626,667)
Changes due to payment, fulfillment of performance obligations or other	(606,667)	626,667

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in US Dollars)

23.	DISCONTINUED OPERATION (Continued)

	Contract
	Receivables	Liabilities
Balance, December 31, 2018	60,000	-
Revenues recognized	2,333,929	(2,333,929)
Changes due to payment, fulfillment of performance obligations or other	(1,293,929)	2,333,929
Balance, November 8, 2019	$1,100,000	$-

Research and development costs included in discontinued operations can be analysed as follows:

	For the Period From	For the Year Ended
	January 1 to November 8,	December 31,
	2019	2018	2017
Wages and benefits	$3,565,076	$3,818,980	$2,135,329
Supplies	1,412,572	2,070,495	1,118,011
Subcontract fees	728,457	400,000	-
Stock-based compensation	(28,883)	140,853	150,112
	$5,677,222	$6,430,328	$3,403,452

Selling, marketing and administration costs included in discontinued operations can be analysed as follows:

Wages and benefits	$887,860	$1,034,715	$1,131,322
Rent and facility costs	604,442	975,467	1,079,635
General expenses	458,465	785,635	585,637
Stock-based compensation	(46,725)	278,385	66,454
Professional fees	46,484	31,747	27,076
Depreciation and amortization	-	2,409,380	2,092,908
	$1,950,526	$5,515,329	$4,983,032

Cash flows from (used in) discontinued operations

	2019	2018	2017

CASH (USED IN) PROVIDED BY:

OPERATING ACTIVITIES

Net loss	$5,481,757	$(7,900,662)	$(4,888,946)
Adjustments for:
Depreciation of property and equipment	-	2,372,152	2,055,680
Gain on sale of discontinued operations	(8,707,280)	-	-
Amortization of intangibles	-	37,228	37,228
Interest expense	74,494	-	-
Impairment loss	-	156,717	-
Stock-based compensation	(75,608)	419,238	216,566
Income tax recovery	-	(297,940)	(297,940)
Deferred rent	(1,825)	(21,992)	-
Expected credit loss	-	40,615	-

	(3,228,462)	(5,194,644)	(2,877,412)

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in US Dollars)

23.	DISCONTINUED OPERATION (Continued)

Net change in non-cash working capital accounts:
Accounts receivable	584,902	(508,093)	(171,257)
Prepaid and other current assets	497,259	(949,401)	(927,685)
Inventory	(334,425)	78,733	663,992
Accounts payable and accrued liabilities	(470,378)	1,782,612	(616,289)
Cash flows from operating activities	(2,951,104)	(4,790,793)	(3,928,651)

INVESTING ACTIVITIES
Proceeds from the sale of discontinued operations, net of cash given up (1)	7,519,126	-	-
Purchase of property and equipment (Note 7)	(1,599,272)	(3,467,992)	(912,774)
Purchase of patents and licenses (Note 8)	(11,231)	-	(18,815)
Cash flows from investing activities	5,908,623	(3,467,992)	(931,589)
FINANCING ACTIVITIES
Payment of lease liability (Note 9)	(258,460)	-	-
Cash flows from financing activities	(258,460)	-	-
EFFECT OF EXCHANGE RATE CHANGES ON CASH	(14,010)	26,490	(65,338)
NET CHANGE IN CASH	$2,685,049	$(8,232,295)	$(4,925,578)

Effect of Disposal on the Financial Position of the Group

Accounts receivable	$396,037
Prepaid and other current assets	2,303,014
Inventory	774,404
Property and equipment	8,424,638
Right of use asset	880,577
Patents	29,696
Goodwill and customer list	6,718,953
Trade payables	(1,312,053)
Lease Liability	(695,733)
Deferred tax liability	(707,687)
Net assets disposed	$16,811,846

(1) Consideration received in cash	$8,000,000
(1) Cash given up	(480,874)
Consideration receivable	18,000,000
Net inflows	$25,519,126

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in US Dollars)

24.	GOODWILL AND DEFERRED TAX LIABILITY

On May 11 and June 22, 2016 the Company acquired DenseLight and BB photonics for $10,500,000 and $1,550,000 respectively. The all stock purchases were accomplished with the issuance of 13,611,150 common shares and 1,996,090 common shares of the Company at a price of $0.7714 and $0.777 per share, respectively. The purchase price in both acquisitions exceeded the net assets acquired which resulted in the difference being accounted for as goodwill on the consolidated statements of financial position.

The continuity of goodwill is as follows:

	DenseLight	BB Photonics	Total
Balance, December 31, 2017 and 2018	$6,630,544	$1,050,459	$7,681,003
Impairment	-	(1,050,459)	(1,050,459)
Disposed on the sale of DenseLight	(6,630,544)	-	(6,630,544)
Balance, December 31, 2019	$-	$-	$-

Deferred tax liability was created on the date of purchase for both DenseLight and BB Photonics. The following is a continuity of deferred tax liability.

	DenseLight	BB Photonics	Total
Balance, January 1, 2017	$1,303,567	$292,740	$1,596,307
Tax effect of amortization	(297,940)	-	(297,940)
Balance, December 31, 2017	1,005,627	292,740	1,298,367
Tax effect of amortization	(297,940)	-	(297,940)
Balance, December 31, 2018	707,687	292,740	1,000,427
Tax effect of Impairment	-	(292,740)	(292,740)
Disposed on the sale of DenseLight	(707,687)	-	(707,687)
Balance, December 31, 2019	$-	$-	$-

Included in the sale of DenseLight on November 8, 2019 was $6,630,544 of goodwill and $707,687 of deferred liability.

25.	INCOME TAXES

The following table reconciles the expected income tax recovery at the Canadian statutory income tax rate of 26.5% for 2019 (2018 - 26.5%, 2017 - 26.5%) to the amounts recognized in operations.

For the Year Ended December 31,	2019	2018	2017

Net loss, continuing operations	$(11,727,372)	$(8,422,117)	$(7,908,851)
Net income (loss), discontinued operations	5,481,757	(8,198,602)	(5,186,886)
Net loss before taxes	$(6,245,615)	$(16,620,719)	$(13,095,737)

Expected current income tax recovery	1,655,088	4,404,491	3,470,370
Deferred tax recovery (2)	292,740	297,940	297,940
	1,947,828	4,702,431	3,768,310

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in US Dollars)

25.	INCOME TAXES (Continued)

For the Year Ended December 31,	2019	2018	2017

Adjustments to income tax recovery:

Amounts not deductible for tax purposes	$(1,212,900)	$(1,065,900)	$(841,000)
Other non-deductible items	(173,000)	(509,900)	(463,000)
Deductible share and debt issuance costs	216,000	77,000	94,000
Non-taxable gain	2,307,000	-	-
Impact of US statutory income tax rate change (1)	-	-	(9,472,000)
Foreign tax differential	591,000	(592,000)	(69,000)
Non-recognizable permanent capital loss	(1,175,000)	-	-
Unusable foreign tax recoveries (3)	(7,040,081)	-	-
Unrecognized tax recovered (losses)	4,831,893	(2,313,691)	7,280,630
Income tax recovery recognized (2)	$292,740	$297,940	$297,940

(1)	Due to the reduction of US corporate tax rates from 35% to 21%, the Company will not be able to apply $9,472,000 against any future US taxes payable.

(2)	Deferred tax recovery and income tax recovery recognized for 2018 and 2017 are included Income (loss) from discontinued operations, net of taxes on the consolidated statements of operations and deficit.

(3)	Deferred tax assets applicable to DenseLight and no longer available to the Company.

The following table reflects future income tax assets at December 31:

	2019	2018	2017
Resource assets	$1,024,271	$1,024,271	$1,024,271
Gross unamortized share issue costs	385,000	669,000	705,351
Canadian non-capital losses	16,545,000	12,431,000	11,100,672
Canadian capital losses	4,432,500	-	-
US non-capital losses	75,060,000	71,594,000	67,654,438
Singapore non-capital losses	378,000	46,894,000	43,671,200
	97,824,771	132,612,271	124,155,932
Unrecognized deferred tax assets	(97,824,771)	(132,612,271)	(124,155,932)
Deferred income tax assets recognized	$-	$-	$-

In accordance with Section 382 of the Internal Revenue Code, the usage of the Company’s net operating loss carry forward related to the BB Photonics acquisition in 2016 of approximately $928,000 could be subject to annual limitation since there was greater than 50% ownership change.

26.	SUBSEQUENT EVENTS

On February 14, 2020 and March 30, 2020 the Company collected $4,750,000 and $8,250,000 respectively for a cumulative $13,000,000 representing two tranches of an agreed three tranche payment plan for the outstanding balance due from DL Shanghai from the sale of DenseLight. The escrow agent transferred additional shares from escrow to the Buyer. The Buyer now directly holds a cumulative 81% of the shares of DenseLight. The Company collected an additional $2,000,000, in excess of the sale proceeds, which was immediately paid to Oak Capital on behalf of the DL Shanghai for due diligence, legal and other expenses.