Form 20-F/A
period 2019-12-31
POET TECHNOLOGIES INC.
filed 2020-07-20
CIK 1437424

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

☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes  No ☒

Explanatory Note

This Amendment No. 1 (“Amendment No. 1”) to the Annual Report on Form 20-F of POET Technologies Inc. (the “Company”) for the fiscal year ended December 31, 2019, originally filed with the Securities and Exchange Commission (the “SEC”) on April 30, 2020 (the “Original 20-F”), is being filed solely to revise:

1) The certifications of the Company’s chief executive officer and chief financial officer that were filed as Exhibits 12.1 and 12.2 to the Original 20-F in order to include information previously omitted from the certifications and to amend the exhibit index accordingly.

2) To update page 30 of the Original 20-F under the sub-heading “Sale of DenseLight Subsidiary”, in this Amendment No. 1, to include information related to material events that occurred between April 30, 2020, the filing date of the Original 20-F, and July 17, 2020.

3) To update page 53 of the Original 20-F under the sub-heading “Financing Activities”, in this Amendment No. 1, to include information related to material events that occurred between April 30, 2020, the filing date of the Original 20-F, and July 17, 2020.

4) To update Note 26 (Subsequent Events) to the audited consolidated financial statements of the Original 20-F, in this Amendment No. 1, to include information related to material events that occurred between April 30, 2020, the filing date of the Original 20-F, and July 17, 2020. In connection therewith, the audit report of Marcum LLP, independent registered public accounting firm, concerning such financial statements has been updated and included in this Amendment No. 1 along with the consent of Marcum LLP, which is filed as Exhibit 23.1 hereto.

Except as described above, this Amendment No. 1 speaks as of the original filing date of April 30, 2020, and no other changes have been made to the Original 20-F. The filing of this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in any other item, or exhibit to, the Original 20-F. This Amendment No. 1 should be read in conjunction with the Company’s filings made with the SEC subsequent to the filing date of the Original 20-F.

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

On June 29, 2020 and July 3, 2020, the Company received payments in the cumulative amount of $2,500,000 from the Buyer of DenseLight for a total received of $23,500,000. Taking into consideration the length of time it had taken the Buyer to make the foregoing payments and the Company’s expectations regarding the likelihood of receiving an additional payment, the Company determined, and the Buyer accepted, that it was in the Company’s best interest to accept the partial payments as final payment on the Company’s receivable and to restructure its relationship with DenseLight to better accommodate the Company’s current supply needs.

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

On June 29, 2020 and July 3, 2020, the Company received payments in the cumulative amount of $2,500,000 from the Buyer of DenseLight for a total received of $23,500,000. Taking into consideration the length of time it had taken the Buyer to make the foregoing payments and the Company’s expectations regarding the likelihood of receiving an additional payment, the Company determined, and the Buyer accepted, that it was in the Company’s best interest to accept the partial payments as final payment on the Company’s receivable and to restructure its relationship with DenseLight to better accommodate the Company’s current supply needs.

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

a.	Audited Financial Statements — for the years ended December 31, 2019, 2018 and 2017 and as of December 31, 2019, 2018 and 2017

ITEM 18. Financial Statements

The Company has elected to provide financial statements pursuant to ITEM 17.

ITEM 19. Exhibits

1.1	Certificate and Articles of Continuance (1)
1.2	Amended and Restated Bylaws (2)
2.0	Description of Securities (6)
4.1	License Agreement with the University of Connecticut, dated April 28, 2003, as amended April 15, 2014 (1)
4.2	Agency Agreement with IBK Capital Corp., dated February 14, 2013 (1)
4.3	Shareholder Rights Plan Agreement between the Company and TMX Equity Transfer Services, Inc.(2)
4.4	Employment Agreement with Suresh Venkatesan, dated June 10, 2015 (3)
4.5	Employment Agreement with Rajan Rajgopal, dated December 27, 2016 (4)
4.6	Employment Agreement with Thomas Mika, dated November 2, 2016 (4)
4.7	Employment Agreement with Dave Lazovsky, dated February 1, 2017 (4)
4.8	Sale and Purchase Agreement for DenseLight Semiconductors PTE, LTD, dated April 27, 2016 (4)
4.9	Sale and Purchase Agreement for BB Photonics Inc. dated May 16, 2016 (4)
4.10	2018 Stock Option Plan (5)
4.11	Form of Option Agreement(1)
4.12	Form of Warrant for Purchase of Common Shares (1)
4.13	Stock Specimen Certificate (1)
4.14	Credit Facility Agreement (5)
4.15	Share Sale Agreement for DenseLight Semiconductors PTE, Ltd dated August 20, 2019 (6)
4.16	Employment agreement with Vivek Rajgarhia, dated November 4, 2019 (6)
4.17	Convertible Debenture Indenture, dated April 3, 2019 (6)
4.18	Warrant Indenture with TSX Trust Company, dated April 3, 2019 (6)
4.19	Convertible Debenture Indenture, dated May 3, 2019 (6)
4.20	Warrant Indenture with TSX Trust Company, dated May 3, 2019 (6)
4.21	Convertible Debenture Indenture, dated June 3, 2019 (6)
4.22	Warrant Indenture with TSX Trust Company, dated June 3, 2019 (6)
4.23	Convertible Debenture Indenture, dated August 2, 2019 (6)
4.24	Warrant Indenture with TSX Trust Company, dated August 2, 2019 (6)
4.25	Convertible Debenture Indenture, dated September 19, 2019 (6)
4.26	Warrant Indenture with TSX Trust Company, dated September 19, 2019 (6)
8.1	List of Subsidiaries: See ITEM 4.C.
11.1	Code of Business Conduct and Ethics (2)
12.1	Certification of Principal Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (7)
12.2	Certification of Principal Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (7)
13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (6)
13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (6)
23.1	Consent of Marcum LLP, independent registered accounting firm (7)
101. INS(**)	XBRL Instance Document (6)
101.SCH(**)	XBRL Taxonomy Extension Schema Linkbase Document (6)
101. AL(**)	XBRL Taxonomy Extension Calculation Linkbase Document (6)
101.DEF(**)	XBRL Taxonomy Extension Definition Linkbase Document (6)
101.LAB(**)	XBRL Taxonomy Extension Label Linkbase Document (6)
101.PRE(**)	XBRL Taxonomy Extension Presentation Linkbase Document (6)

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

(5) Filed as an exhibit to the Company’s annual Form 20-F on April 30, 2019 and incorporated herein by reference

(6) Filed as an exhibit to the Original Form 20-F and incorporated herein by reference.

(7) Filed herewith.

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

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the Annual Report on its behalf.

POET TECHNOLOGIES INC.

/s/ Suresh Venkatesan
Suresh Venkatesan
Chief Executive Officer

Date: July 17, 2020

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

New Haven, Connecticut

April 29, 2020, except for the last paragraph of Note 26, as to which the date is July 17, 2020

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

On June 29, 2020 and July 3, 2020, the Company received payments in the cumulative amount of $2,500,000 from the Buyer of DenseLight for a total received of $23,500,000. Taking into consideration the length of time it had taken the Buyer to make the foregoing payments and the Company’s expectations regarding the likelihood of receiving an additional payment, the Company determined, and the Buyer accepted, that it was in the Company’s best interest to accept the partial payments as final payment on the Company’s receivable and to restructure its relationship with DenseLight to better accommodate the Company’s current supply needs.