Form 20-F
period 2020-12-31
POET TECHNOLOGIES INC.
filed 2021-04-09
CIK 1437424

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2020

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

The number of outstanding shares of common stock, no par value, as of December 31, 2020 was 294,618,104

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. [  ] Yes [X] No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes [  ] No [X]

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

[X] Yes [  ] No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in the Exchange Act.

Large accelerated filer [ ]	Accelerated filer [X]	Emerging Growth Company [X]	Non-accelerated filer [ ]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [  ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S GAAP [ ]	International Financial Reporting Standards as issued by the International Accounting Standards Board [X]	Other [ ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

[  ] Item 17            [  ] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). [  ] Yes No [X]

POET TECHNOLOGIES INC.

FORM 20-F ANNUAL REPORT

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

This Annual Report (including the consolidated audited financial statements for the years ended December 31, 2020, 2019 and 2018 attached thereto, together with the auditors’ report thereon), and the exhibits thereto shall be deemed to be incorporated by reference as exhibits to the Registration Statement of the Company on Form F- 10, as amended (File No. 333-227873), and to be a part thereof from the date on which this report was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Business of POET Technologies Inc.

POET designs, develops, manufactures and sells integrated opto-electronic solutions for data communications and telecommunications markets. POET has developed and is marketing its proprietary POET Optical InterposerTM platform which utilizes a novel waveguide technology that allows the integration of electronic and photonic devices into a single multi-chip module. The integration of devices into a single package is achieved by applying advanced wafer-level semiconductor manufacturing techniques and novel packaging methods developed by POET. POET’s Optical Interposer eliminates costly components, assembly and testing methods employed in conventional photonics solutions. In addition to lowering costs compared to conventional devices, POET’s Optical Interposer provides a flexible and scalable platform for a variety of photonics applications ranging from data centers to consumer products.

On October 20, 2020, the Company signed a Joint Venture Agreement (“JVA”) establishing a joint venture company, Super Photonics Integrated Circuit Xiamen Co., Ltd (“SPX”) with Xiamen Sanan Integrated Circuit Co. Ltd. (“Sanan IC”) whose purpose is to assemble, test, package and sell cost-effective, high-performance optical engines based on POET’s proprietary Optical Interposer platform technology.

SPX’S capitalization is a combination of committed cash, capital equipment and intellectual property from Sanan IC and intellectual property and know-how from POET, with a combined estimated value of approximately US$50M.

Sanan IC is a world-class wafer foundry service company with an advanced compound semiconductor technology platform, serving the optical, RF microelectronics and power electronics markets. Sanan IC is a wholly owned subsidiary of Sanan Optoelectronics Co., Ltd. (Shanghai Stock Exchange, SSE: 600703), the leading manufacturer of advanced ultra-high brightness LED epitaxial wafers and chips in the world.

SPX is expected to assemble, test, package and sell 100G, 200G and 400G optical engines with customized lasers and photodiodes from Sanan IC combined with optical interposer platform technology from POET. Optical engines are a primary components of optical transceivers that transmit data between switches and severs in data centers and between data centers and metro areas. With assembly and test operations built upon the non-linear, wafer-scale methods of the semiconductor industry, compared to the linear scale of conventional photonics assembly, SPX will be able to offer optical engines at dramatically lower cost and higher performance. Device volumes can scale rapidly with marginal investments in capital equipment and labor compared to conventional methods. This ability to manufacture optical engines at the large-scale volumes as needed, offer the opportunity for SPX and POET to penetrate rapidly the large markets for high-speed data communications applications, including internet data centers and 5G carrier networks.

During the twelve months ended December 31, 2020, the Company reported net loss from continuing operations before taxes of $18,169,070.

The net loss included $6,634,317 incurred for research and development activities directly related to the development and commercialization of the POET Optical Interposer Platform. Research and development included non-cash costs of $567,859 related to stock-based compensation. $8,137,998 was incurred for selling, marketing and administration expenses which included non-cash costs of $3,045,086 related to stock-based compensation and $813,103 related to depreciation and amortization.

The Company incurred $937,903 of interest expense, of which $524,095 was non-cash, related to funds borrowed at various dates and from various lenders in 2019 by way of convertible debentures. During the period, $369,545 worth of the convertible debentures were converted into 1,235,000 units of the Company. Each unit consists of one common share and one common share purchase warrant of the Company.

The Company’s balance sheet as of December 31, 2020 reflects assets with a book value of $11,636,728 compared to $24,077,355 as of December 31, 2019. Sixty-four percent (64%) of the book value at December 31, 2020 was in current assets consisting primarily of cash and cash equivalents of $6,872,894 compared to eighty-four percent (84%) of the book value as of December 31, 2019, which consisted primarily of receivable from the sale of discontinued operations of $18,000,000.

On February 11, 2021, subsequent to the year end, the Company completed a brokered private placement offering of 17,647,200 units at a price of $0.67 (CAD$0.85) per unit for gross proceeds of $11,811,118 (CAD$15,000,120). Each unit consists of one common share and one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at a price of $0.90 (CAD$1.15) per share until February 11, 2023. At any time after June 12, 2021, the Company reserves the right to accelerate the expiry of the warrants if the Company’s average stock price exceeds $1.81 (CAD$2.30) for a period of 10 consecutive trading days. The broker was paid a cash commission of $708,667 (CAD$900,007) equating to 6% of the gross proceeds and received 1,058,832 broker warrants. Each broker warrant is exercisable into one common share of the Company at a price of $0.67 (CAD$0.85) per broker warrant until February 11, 2023.

In addition to funds received from the brokered private placement, subsequent to December 31, 2020 the Company received $8,441,240 (CAD$10,714,953) from the exercise of stock options and warrants. The Company also improved its liquidity by $1,709,526 (CAD$2,170,000) through the conversion of convertible debentures into common shares of the Company.

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

Our actual results, performance and achievements may differ materially from those expressed in, or implied by, the forward-looking statements and information in this Annual Report as a result of various risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of the Company, including without limitation:

o	we have a limited operating history;

o	our need for additional financing, which may not be available on acceptable terms or at all;

o	the possibility that we will not be able to compete in the highly competitive semiconductor market;

o	the risk that our objectives will not be met within the timelines we expect or at all;

o	research and development risks;

o	the risks associated with successfully protecting patents and trademarks and other intellectual property;

o	the need to control costs and the possibility of unanticipated expenses;

o	manufacturing and development risks;

o	the risk that the price of our common stock will be volatile;

o	the risk that geopolitical uncertainties may negatively impact our business venture in China;

o	the risk that shareholders’ interests will be diluted through future stock offerings, option and warrant exercises; and

o	other risks and uncertainties described in ITEM 3.D. “Risk Factors”.

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

The selected financial data of the Company for the years ended December 31, 2020, 2019 and 2018 was derived from the audited annual consolidated financial statements of the Company, which have been audited by Marcum LLP, independent registered public accounting firm. Selected financial data of the Company for the years ended December 31, 2017 and 2016 was derived from the consolidated financial statements of the Company, which are not included in this Annual Report.

The information contained in the selected financial data for the 2020, 2019 and 2018 years is qualified in its entirety by reference to the Company’s audited consolidated financial statements and related notes included under the heading “ITEM 17”. Financial Statements” and should be read in conjunction with such financial statements and related notes and with the information appearing under the heading “ITEM 5”.

Operating and Financial Review and Prospects.” Except where otherwise indicated, all amounts are presented in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The Company has financed its operations from public and private sales of equity securities, issuance of convertible debentures, proceeds received upon the exercise of warrants and stock options, sales of the Company’s photonic products and, prior to 2012, by sales of solar energy equipment products. The Company has never been profitable, so its ability to finance operations has been dependent on equity financings. Since 2016, through its former subsidiary, DenseLight, the Company generated cash flow from the sale of its photonic sensing products and NRE. We believe, however, that it will need to rely on the sale of equity securities, debt securities or a combination of both, to provide funds for its activities on an ongoing basis until we have concluded the development of the Optical Inter-poser. See ITEM 3.D. “Risk Factors.”

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future.

Consolidated Statements of Operations Under

International Financial Reporting Standards

(US$)

			Restated(1)	Restated(1)	Restated(1)
Years Ended December 31,	2020	2019	2018	2017	2016
Operating Expenses
Selling, marketing and administrative	$8,137,998	$6,697,387	$6,173,875	$5,887,709	$8,178,901
Research and development	6,634,317	2,083,815	2,262,476	2,039,421	2,122,983
Operating Expenses	14,772,315	8,781,202	8,436,351	7,927,130	10,301,884
Impairment of long-lived assets	-	1,764,459	-	-	-
Interest expense	937,903	819,911	-	-	63,522
Amortization of debt issuance costs	-	372,340	-	-	-
Other income, including interest	(41,148)	(10,540)	(14,234)	(18,279)	(52,845)
Credit loss on receivable from the sale of discontinued operations	2,500,000
Loss on disposal of property and equipment		-	-	-	46,738
Net loss from continuing operations, before taxes	18,169,070	11,727,372	8,422,117	7,908,851	10,359,299
Income tax recovery	-	(292,740)	-	-	-
Net loss from continuing operations	(18,169,070)	(11,434,632)	(8,422,117)	(7,908,851)	(10,359,299)
Income (loss) from discontinued operations, net of taxes	-	5,481,757	(7,900,662)	(4,888,946)	(2,865,385)
Net loss	(18,169,070)	(5,952,875)	(16,322,779)	(12,797,797)	(13,224,684)
Deficit, beginning of year	(139,148,807)	(133,195,932)	(116,873,153)	(104,075,356)	(90,850,672)
Deficit, end of year	$(157,317,877)	$(139,148,807)	$(133,195,932)	$(116,873,153)	$(104,075,356)

Basic and diluted loss per share, continuing operations	$(0.06)	$(0.04)	$(0.03)	$(0.03)	$(0.05)
Basic and diluted income (loss) per share, discontinued operations	-	$0.02	$(0.03)	$(0.02)	$(0.01)
Basic and diluted loss per share	$(0.06)	$(0.02)	$(0.06)	$(0.05)	$(0.06)

(1) The information above has been restated to present DenseLight results as discontinued operations for the years 2016 – 2018.

Consolidated Statements of Discontinued Operations Under

International Financial Reporting Standards

(US$)

		For the Period from January 1, 2019 to November 8,		For the Years Ended December 31,
	2020	2019	2018	2017	2016

Revenue	-	$4,426,355	$3,888,185	$2,794,044	$1,861,747
Cost of Revenue	-	1,201,373	1,475,969	1,342,691	946,001
Gross Margin	-	3,224,982	2,412,216	1,451,353	915,746
Operating Expenses	-
Selling, marketing and administrative	-	1,950,526	5,515,329	4,983,032	3,242,703
Research and development	-	5,677,222	6,430,328	3,403,452	1,042,842
Operating Expenses		7,627,748	11,945,657	8,386,484	4,285,545
Interest expense	-	74,494	-	-	-
Impairment loss	-	-	156,717	-	-
Other income	-	(1,251,737)	(1,491,556)	(1,748,245)	(14,027)
Expenses	-	6,450,505	10,610,818	6,638,239	4,271,518
Net loss from operations	-	(3,225,523)	(8,198,602)	(5,186,886)	(3,355,772)
Change in fair value contingent consideration	-	-	-	-	283,130
Gain on sale of discontinued operations, net of taxes	-	8,707,280	-	-	-
Net income (loss) from discontinued operations	-	5,481,757	(8,198,602)	(5,186,886)	(3,072,642)
Income tax recovery	-	-	297,940	297,940	207,257
Income (loss) from discontinued operations, net of income taxes	-	$5,481,757	$(7,900,662)	$(4,888,946)	$(2,865,385)

Consolidated Statements of Financial Position

Under International Financial Reporting Standards

(US$)

	December 31,
	2020	2019	2018	2017	2016
Assets
Cash and cash equivalents	$6,872,894	$1,428,129	$2,567,868	$4,974,478	$14,376,282
Short-term investments	-	-	-	-	589,275
Accounts receivable	-	-	946,944	493,925	292,849
Receivable from the sale of discontinued operations	-	18,000,000	-	-	-
Prepaids and other current assets	618,717	831,265	2,936,619	1,957,727	758,917
Inventory	-	-	436,833	524,582	1,116,880
Property and equipment	3,185,754	3,143,060	9,299,513	8,278,170	9,364,210
Patents and licenses	438,677	452,384	466,714	456,250	449,676
Right of use asset	520,686	222,517	-	-	-
Intangible assets	-	-	802,409	839,637	876,865
Goodwill	-	-	7,681,003	7,681,003	7,681,003
Total Assets	$11,636,728	$24,077,355	$25,137,903	$25,205,772	$35,505,957
Liabilities
Accounts payable and accrued liabilities	$1,730,361	$1,725,708	$3,040,422	$810,593	$1,624,344
Covid-19 government support loans	147,841	-	-	-	-
Lease liability	172,949	90,504	-	-	-
Convertible debentures	3,341,246	3,089,033	-	-	-
Non-current covid-19 government support loans	70,310	-	-	-	-
Non-current lease liability	359,048	133,254	-	-	-
Deferred tax liability	-	-	1,000,427	1,298,367	1,596,307
Deferred rent	-	-	1,814	24,031	42,665
Total Liabilities	5,821,755	5,038,499	4,042,663	2,132,991	3,263,316
Shareholders’ Equity
Share capital	114,586,260	112,144,172	112,028,194	103,616,221	103,357,862
Equity component of convertible debentures	565,121	627,511	-	-	-
Warrants and compensation options	5,557,002	8,525,358	8,303,738	5,985,378	5,985,378
Contributed surplus	44,407,679	38,799,337	36,042,754	32,102,967	29,062,874
Accumulated other comprehensive loss	(1,983,212)	(1,908,715)	(2,083,514)	(1,758,632)	(2,088,117)
Deficit	(157,317,877)	(139,148,807)	(133,195,932)	(116,873,153)	(104,075,356)
Total Shareholders’ Equity	5,814,973	19,038,856	21,095,240	23,072,781	32,242,641
Total Liabilities and Shareholders’ Equity	$11,636,728	$24,077,355	$25,137,903	$25,205,772	$35,505,957

B.	Capitalization and Indebtedness

During 2019 the Company closed five tranches of a private placement of the Convertible Debentures that raised gross proceeds of $3,729,921. The Convertible Debentures, bear interest at 12% per annum, compounded annually with 1% payable at the beginning of each month and mature two years from the date of issue. $2,388,253 was owed on convertible debentures at March 13, 2021. All, $1,341,668 that were settled, were settled through conversion into units of the Company. The Company has not paid any cash to settle the convertible debentures.

A summary of the Company’s indebtedness is as follows:

				Balance
Issue Date	Maturity Date	Loan	Repayment/Conversion	March 31, 2021	December 31, 2020
03-Apr-19	03-Apr-21	$1,449,752	$(366,981)	$1,082,771	$1,518,613
03-May-19	03-May-21	1,087,408	(777,884)	309,524	949,971
03-Jun-19	03-Jun-21	641,328	(84,185)	557,143	579,404
02-Aug-19	02-Aug-21	414,205	(112,618)	301,587	337,593
06-Sep-19	06-Sep-21	137,228	-	137,228	142,888
Balance		$3,729,921	$(1,341,668)	$2,388,253	$3,528,469

C.	Reasons for the Offer and Use of Proceeds

Not Required.

D.	Risk Factors

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

We have historically incurred losses and negative cash flows from operations since our inception. As of December 31, 2020, we had an accumulated deficit of $157,317,877. For the years ended December 31, 2020, 2019 and 2018, we incurred net losses of 18,169,070, $5,952,875 and $16,322,779, respectively.

As of December 31, 2020, we held $6,872,894 in cash and cash equivalents, and we had working capital of $2,099,214.

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

We operate in a market that makes our prospects difficult to evaluate and, to remain competitive, we will be required to make continued investments in capital equipment, facilities and technology. We expect that substantial capital will be required to continue technology and product development, to expand our contract manufacturing capacity if we need to do so and to fund working capital for anticipated growth. If we do not generate sufficient cash flow from operations or otherwise have the capital resources to meet our future capital needs, we may need additional financing to implement our business strategy.

If we raise additional funds through the issuance of our common stock or convertible securities, the ownership interests of our stockholders could be significantly diluted. These newly issued securities may have rights, preferences or privileges senior to those of existing stockholders. Additional financing may not, however, be available on terms favorable to us, or at all, if and when needed, and our ability to fund our operations, take advantage of unanticipated opportunities, develop or enhance our infrastructure or respond to competitive pressures could be significantly limited. If we cannot raise required capital when needed we may be unable to continue technology and product development, meet the demands of existing and prospective customers, adversely affecting our sales and market opportunities and consequently our business, financial condition and results of operations.

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

The optical data communications industry in which we have chosen to operate is subject to significant risks, including rapid growth and volatility, dependence on rapidly changing underling technologies, market and political risks and uncertainties and extreme competition. We cannot guarantee that we will be able to anticipate or overcome any or all of these risks and uncertainties, especially as a small company operating in an environment dominated by large, well-capitalized competitors with substantially more resources.

The optical data communications industry is subject to significant operational fluctuations. In order to remain competitive, we incur substantial costs associated with research and development, qualification, prototype production capacity and sales and marketing activities in connection with products that may be purchased, if at all, long after we have incurred such costs. In addition, the rapidly changing industry in which we operate, the length of time between developing and introducing a product to market, frequent changing customer specifications for products, customer cancellations of products and general down cycles in the industry, among other things, make our prospects difficult to evaluate. As a result of these factors, it is possible that we may not (i) generate sufficient positive cash flow from operations; (ii) raise funds through the issuance of equity, equity-linked or convertible debt securities; or (iii) otherwise have sufficient capital resources to meet our future capital or liquidity needs. There are no guarantees we will be able to generate additional financial resources beyond our existing balances.

We have contributed a portion of our intellectual property and exclusive assembly and sales rights for certain key initial products to a joint venture company that we have recently formed in China. Although we believe that the joint venture offers significant opportunities for growth that we might not otherwise have and solves several major known challenges, we also recognize that there are substantial risks and uncertainties associated with executing a major portion of our strategy through a joint venture, regardless of the intentions and capabilities of the parties involved.

On October 22, 2020, the Company signed a Joint Venture Agreement (“JVA”) with Sanan IC to form a joint venture company, Super Photonics Xiamen Co., Ltd. (“SPX”), which will eventually be owned 48% by the Company. SPX will assemble, test, package and sell certain optical engines on an exclusive basis globally and certain others on an exclusive basis in the territory of Greater China. Optical engines based on the POET Optical Interposer are expected to be a primary component of several types of optical transceivers used in data centers. The joint venture is based on the contribution by the Company of certain assembly and test know-how and other intellectual property and cash to be contributed by Sanan IC in stages, subject to meeting certain milestones, to cover all capital and operating expenses of SPX until it is self-sustaining. We cannot guarantee that SPX will meet each milestone or that Sanan IC will or will not contribute capital on schedule when and if such milestones are met, nor can we guarantee that SPX will be successful in assembling and testing optical engines, nor in the marketing and sales once the optical engines are tested and qualified by potential customers.

The Company’s investment into “Super Photonics Xiamen” (“SPX”) is into an independent company operating as a true joint venture under the laws of the Peoples Republic of China (“PRC”). There are significant governance and operational risks associated with joint ventures and with companies operating in the PRC, in general. We cannot guarantee that we will be able to anticipate or overcome the risks and uncertainties of operating a joint venture company in China.

Although SPX has its own governance structure to which both parties contribute directors, most major decisions must be unanimous, which means that such decisions will require the support of the management of SPX and both of the JV partners. Although the Company has sought the support of well-known and competent legal and other professional advisors and has had a major role in the recruitment of the senior management team of SPX, the Company has no prior experience with either the operation of a joint venture or with the operation of a JV company under the laws of the PRC, so we cannot guarantee that the joint venture will be successfully managed without substantial investment in time and effort by the Company’s current management team or at all

If our customers do not qualify our products for use on a timely basis, our results of operations may suffer.

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

We have limited operating history in the data center market, and our business could be harmed if this market does not develop as we expect.

The initial target market for our Optical Interposer-based optical engine is the data center market for data communications within the data center and beyond. We have limited experience in selling products in this market. We may not be successful in developing a product for this market and even if we do, it may never gain widespread acceptance by large data center operators. If our expectations for the growth of the data center / datacom market are not realized, our financial condition or results of operations may be adversely affected.

Customer demand is difficult to forecast accurately and, as a result, we may be unable to match production with customer demand.

We make planning and spending decisions, including determining the levels of business that we will seek and accept, production schedules, component procurement commitments, personnel needs and other resource requirements, based on our estimates of product demand and customer requirements. Our products are typically sold pursuant to individual purchase orders. While our customers may provide us with their demand forecasts, they are typically not contractually committed to buy any quantity of products beyond firm purchase orders. Furthermore, many of our customers may increase, decrease, cancel or delay purchase orders already in place without significant penalty. The short-term nature of commitments by our expected customers and the possibility of unexpected changes in demand for their products reduce our ability to accurately estimate future customer requirements. If any of our customers decrease, stop or delay purchasing our products for any reason, we will likely have excess manufacturing capacity or inventory and our business and results of operations would be harmed.

The markets in which we operate are highly competitive, which could result in lost sales and lower revenues.

The market for optical components and modules is highly competitive and this competition could result in our existing customers moving their orders to our competitors. We are aware of a number of companies that have developed or are developing integrated optical products, including silicon photonics engines, remote light sources, pluggable components, modules and subsystems, photonic integrated circuits, among others, that compete (or may in the future compete) directly with our current and proposed product offerings.

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

We depend on a limited number of suppliers of epitaxial wafers and contract manufacturers for our Indium Phosphide (“InP”) development and optical interposer production activities. Some of these suppliers are sole source suppliers. We typically have not entered into long-term agreements with our suppliers. As a result, these suppliers generally may stop supplying us materials and other components at any time. Our reliance on a sole supplier or limited number of suppliers could result in delivery problems, reduced control over technology development, product development, pricing and quality, and an inability to identify and qualify another supplier in a timely manner. Some of our suppliers that may be small or under-capitalized may experience financial difficulties that could prevent them from supplying us materials and other components. In addition, our suppliers, including our sole source suppliers, may experience manufacturing delays or shutdowns due to circumstances beyond their control such as earthquakes, floods, fires, labor unrest, political unrest or other natural disasters. A change in supplier could require technology transfer that could require multiple iterations of test wafers. This could result in significant delays in resumption of production.

Any supply deficiencies relating to the quality or quantities of materials or equipment we use to manufacture our products could materially and adversely affect our ability to fulfill customer orders and our results of operations. Lead times for the purchase of certain materials and equipment from suppliers have increased and, in some cases, have limited our ability to rapidly respond to increased demand, and may continue to do so in the future. To the extent we introduce additional contract manufacturing partners, introduce new products with new partners and/or move existing internal or external production lines to new partners, we could experience supply disruptions during the transition process. In addition, due to our customers’ requirements relating to the qualification of our suppliers and contract manufacturing facilities and operations, we cannot quickly enter into alternative supplier relationships, which prevent us from being able to respond immediately to adverse events affecting our suppliers.

Our international business and operations expose us to additional risks.

We have significant tangible assets located outside Canada and the United States. We have operating facilities are located in Singapore. Conducting business outside Canada and the United States subjects us to a number of additional risks and challenges, including:

●	periodic changes in a specific country’s or region’s economic conditions, such as recession;
●	licenses and other trade barriers;

●	the provision of services may require export licenses;
●	environmental regulations;
●	certification requirements;
●	fluctuations in foreign currency exchange rates;
●	inadequate protection of intellectual property rights in some countries;
●	preferences of certain customers for locally produced products;
●	potential political, legal and economic instability, foreign conflicts, and the impact of regional and global infectious illnesses in the countries in which we and our customers, suppliers and contract manufacturers are located;
●	Canadian and U. S. and foreign anticorruption laws;
●	seasonal reductions in business activities in certain countries or regions; and
●	fluctuations in freight rates and transportation disruptions.

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

Our predecessor company received subsidies and other types of funding from government agencies. Our current company has applied for loans related to COVID-19. The funding agreements stipulate that if we do not comply with various covenants, including eligibility requirements, and/or do not achieve certain pre-defined objectives, those government agencies may reclaim all or a portion of the funding provided. If they find that we were ineligible for such funding, then they may both reclaim the funds and add penalties and interest. If this were to occur, we would either not be in a position to repay the claimed amounts or would have to borrow large sums in order to do so or refinance with dilutive financing, which could adversely affect our financial condition.

Our predecessor company, Opel Solar and an affiliated company, ODIS, now a wholly-owned subsidiary, received research and development grants from the United States Air Force and from NASA. The rules for eligibility vary widely across government agencies, are complex and may be subject to different interpretations. We cannot guarantee that one or more agencies will not seek repayment of all or a portion of the funds provided or make claims that we were ineligible to receive such funds, and if this were to occur, we could have to borrow large sums or refinance with dilutive financing in order to make the repayments, which would adversely affect our financial condition.

In March and April of 2020, in response to the financial challenges companies face as a result of the COVID-19 pandemic, the United States and Canadian Governments, both launched financial assistance programs by way of Government backed loans. These loans may either be partially or fully forgiven if recipient companies meet certain spending or repayment criteria. If such criteria are not met, recipients of these government backed loans may be required to repay the loans in full plus a prescribed amount of interest. The Company received $218,151 of such loans. While we are confident that we meet all the criteria for receiving such loans, we cannot guarantee that we may not be required to repay the loans in full plus any incurred interest and or penalties.

If we fail to protect, or incur significant costs in defending, our intellectual property and other proprietary rights, our business and results of operations could be materially harmed.

Our success depends on our ability to protect our intellectual property and other proprietary rights. We rely on a combination of patent, trademark, copyright, trade secret and unfair competition laws, as well as license agreements and other contractual provisions, to establish and protect our intellectual property and other proprietary rights. We have applied for patent registrations in the U.S. and in foreign countries, some of which have been issued. We cannot guarantee that our pending applications will be approved by the applicable governmental authorities. Moreover, our existing and future patents and trademarks may not be sufficiently broad to protect our proprietary rights or may be held invalid or unenforceable in court. A failure to obtain patents or trademark registrations or a successful challenge to our registrations in the U.S. or foreign countries may limit our ability to protect the intellectual property rights that these applications and registrations intended to cover.

Policing unauthorized use of our technology is difficult and we cannot be certain that the steps we have taken will prevent the misappropriation, unauthorized use or other infringement of our intellectual property rights. Further, we may not be able to effectively protect our intellectual property rights from misappropriation or other infringement in foreign countries where we have not applied for patent protections, and where effective patent, trademark, trade secret and other intellectual property laws may be unavailable or may not protect our proprietary rights as fully as Canadian or U.S. law. We may seek to secure comparable intellectual property protections in other countries. However, the level of protection afforded by patent and other laws in other countries may not be comparable to that afforded in Canada and the U.S.

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

Participants in the markets in which we sell our products have experienced frequent litigation regarding patent and other intellectual property rights. There can be no assurance that third parties will not assert infringement claims against us, and we cannot be certain that our products would not be found infringing on the intellectual property rights of others. Regardless of their merit, responding to such claims can be time consuming, divert management’s attention and resources and may cause us to incur significant expenses. Intellectual property claims against us could result in a requirement to license technology from others, discontinue manufacturing or selling the infringing products, or pay substantial monetary damages, each of could result in a substantial reduction in our revenue and could result in losses over an extended period of time.

If we fail to obtain the right to use the intellectual property rights of others that are necessary to operate our business, and to protect their intellectual property, our business and results of operations will be adversely affected.

From time to time, we may choose to or be required to license technology or intellectual property from third parties in connection with the development of our products. We cannot assure you that third party licenses will be available to us on commercially reasonable terms, if at all. Generally, a license, if granted, would include payments of up-front fees, ongoing royalties or both. These payments or other terms could have a significant adverse impact on our results of operations. Our inability to obtain a necessary third-party license required for our product offerings or to develop new products and product enhancements could require us to substitute technology of lower quality or performance standards, or of greater cost, either of which could adversely affect our business. If we are not able to obtain licenses from third parties, if necessary, then we may also be subject to litigation to defend against infringement claims from these third parties. Our competitors may be able to obtain licenses or cross-license their technology on better terms than we can, which could put us at a competitive disadvantage.

If we fail to maintain effective internal control over financial reporting in the future, the accuracy and timing of our financial reporting may be adversely affected. The requirement to have our internal controls audited under Section 404B of the Sarbanes-Oxley act will be effective for our next fiscal year and each subsequent year thereafter, so will require substantial investment in outside consultants, management’s time and attention and in additional audit fees to prepare for and pass such inspection.

Preparing our consolidated financial statements involves a number of complex manual and automated processes, which are dependent upon individual data input or review and require significant management judgment. One or more of these elements may result in errors that may not be detected and could result in a material misstatement of our consolidated financial statements. The Sarbanes-Oxley Act in the U.S. requires, among other things, that as a publicly traded company we disclose whether our internal control over financial reporting and disclosure controls and procedures are effective. Until the end of 2020 we qualify as an “emerging growth company” under the JOBS Act, so we will not have to provide an auditor’s attestation report on our internal controls. Our “emerging growth company” status is set to expire on December 31, 2021. However, during the course of any evaluation, documentation or attestation, we or our independent registered public accounting firm may identify weaknesses and deficiencies that we may not otherwise identify in a timely manner or at all as a result of the deferred implementation of this additional level of review. In 2021, when we are no longer qualified as an “emerging growth company” our internal controls will be subject to external audit.

Our internal controls cannot guarantee that no accounting errors exist or that all accounting errors, no matter how immaterial, will be detected because a control system, no matter how well designed and operated, can provide only reasonable, but not absolute assurance that the control system’s objectives will be met. If we are unable to implement and maintain effective internal control over financial reporting, our ability to accurately and timely report our financial results could be adversely impacted. This could result in late filings of our annual and quarterly reports under the Securities Act (Ontario) and the Securities Exchange Act of 1934, or the Exchange Act, restatements of our consolidated financial statements, a decline in our stock price, suspension or delisting of our common stock by the TSX Venture Exchange, or other material adverse effects on our business, reputation, results of operations or financial condition.

Our ability to use our net operating losses and certain other tax attributes may be limited.

As of December 31, 2020, we had accumulated net operating losses (“NOLs”), of approximately $111 million Varying jurisdictional tax codes have restrictions on the use of NOLs, if a corporation undergoes an “ownership change,” the Company’s ability to use its pre-change NOLs, R&D credits and other pre-change tax attributes to offset its post-change income may be limited. An ownership change is generally defined as a greater than 50% change in equity ownership. Based upon an analysis of our equity ownership, we do not believe that we have experienced such ownership changes and therefore our annual utilization of our NOLs is not limited. However, should we experience additional ownership changes, our NOL carry forwards may be limited.

We are subject to governmental export and import controls that could subject us to liability or impair our ability to compete in international markets. Such controls have recently increased for companies in China under the US government’s “control list”, and may further limit or impair our ability to use certain sub-contractors or to sell directly to companies on the list

We are subject to export and import control laws, trade regulations and other trade requirements that limit which raw materials and technology we can import or export and which products we sell and where and to whom we sell our products. Specifically, the Bureau of Industry and Security of the U.S. Department of Commerce is responsible for regulating the export of most commercial items that are so called dual-use goods that may have both commercial and military applications. A limited number of our products are exported by license under certain classifications. Export Control Classification requirements are dependent upon an item’s technical characteristics, the destination, the end-use, and the end-user, and other activities of the end-user. Should the regulations applicable to our products change, or the restrictions applicable to countries to which we ship our products change, then the export of our products to such countries could be restricted. As a result, our ability to export or sell our products to certain countries could be restricted, which could adversely affect our business, financial condition and results of operations. Changes in our products or any change in export or import regulations or related legislation, shift in approach to the enforcement or scope of existing regulations, or change in the countries, persons or technologies targeted by such regulations, could result in delayed or decreased sales of our products to existing or potential customers. In such event, our business and results of operations could be adversely affected.

Our manufacturing operations are subject to environmental regulation that could limit our growth or impose substantial costs, adversely affecting our financial condition and results of operations.

Our properties, operations and products are subject to the environmental laws and regulations of the jurisdictions in which we operate and sell products. These laws and regulations govern, among other things, air emissions, wastewater discharges, the management and disposal of hazardous materials, the contamination of soil and groundwater, employee health and safety and the content, performance, packaging and disposal of products. Our failure to comply with current and future environmental laws and regulations, or the identification of contamination for which we are liable, could subject us to substantial costs, including fines, cleanup costs, third-party property damages or personal injury claims, and make significant investments to upgrade our facilities or curtail our operations. Identification of presently unidentified environmental conditions, more vigorous enforcement by a governmental authority, enactment of more stringent legal requirements or other unanticipated events could give rise to adverse publicity, restrict our operations, affect the design or marketability of our products or otherwise cause us to incur material environmental costs, adversely affecting our financial condition and results of operations.

We are exposed to risks and increased expenses and business risk as a result of Restriction on Hazardous Substances, or RoHS directives, which have been amended but are still in effect.

Following the lead of the European Union, or EU, various governmental agencies have either already put into place or are planning to introduce regulations that regulate the permissible levels of hazardous substances in products sold in various regions of the world. For example, the RoHS directive for EU took effect on July 1, 2006. The labeling provisions of similar legislation in China went into effect on March 1, 2007 and is still in effect, as amended. Consequently, many suppliers of products sold into the EU have required their suppliers to be compliant with the new directive. We anticipate that our customers may adopt this approach and will require our full compliance, which will require a significant amount of resources and effort in planning and executing our RoHS program, it is possible that some of our products might be incompatible with such regulations. In such events, we could experience the following consequences: loss of revenue, damages reputation, diversion of resources, monetary penalties, and legal action.

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

Our operations in the U.S., Canada, Singapore and China could be subject to significant risk of natural disasters, including earthquakes, hurricanes, typhoons, flooding and tornadoes, as well as other catastrophic events, such as epidemics, terrorist attacks or wars. For example, our testing facility in Singapore is in an area that is susceptible to hurricanes. Any disruption in our facilities or those of our contractors and suppliers arising from these and other natural disasters or other catastrophic events could cause significant delays in the production or shipment of our products until we are able to arrange for third parties to manufacture our products. We may not be able to obtain alternate capacity on favorable terms or at all. Our property insurance coverage with respect to natural disaster is limited and is subject to deductible and coverage limits. Such coverage may not be adequate or continue to be available at commercially reasonable rates and terms. The occurrence of any of these circumstances may adversely affect our financial condition and results of operation.

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

The COVID-19 outbreak could delay our development activities and adversely affect our results of operations.

The global outbreak of COVID-19 has resulted in Canada, the United States, Singapore and other countries halting or sharply curtailing the movement of people, goods and services. The curtailed activity has negatively affected many businesses, including businesses that operate in our sector. The prolonged economic impact of COVID-19 remains uncertain. At this point, we believe the conditions may have a material adverse impact on our business, as our suppliers are experiencing major delays resulting from high backlogs of orders and an inability to operate at full capacity. Such delays have resulted in a 6 – 8 week delay in the Company achieving certain development objectives. Given the rapidly changing developments we cannot accurately predict what effects these developments will have on our business going forward, which will depend on, among other factors, the ultimate geographic spread of the virus, governmental limitations, the duration of the outbreak, travel restrictions and business closures.

The Company may experience these factors in the future and these factors may have a material adverse effect on the Company’s business, operating results and financial condition.

Risks Related to Our Common Stock

Our stock price has been and may continue to be volatile.

The trading price for our common stock on the TSX Venture Exchange (“TSXV”) has been and is likely to continue to be highly volatile. Although we have registered our stock with the SEC, the U.S. market for our shares has been slow to develop, and if and as such a market develops, prices on that market are also likely to be highly volatile. The market prices for securities of early-stage technology companies have historically been highly volatile.

Factors that could adversely affect our stock price include:

●	fluctuations in our operating results and our financial condition;
●	announcements of new products, partnerships or technological collaborations and announcements of the results or further actions in respect of any products, partnerships or collaborations, including termination of same;
●	innovations by us or our competitors;
●	governmental regulation;
●	developments in patent or other proprietary rights;
●	the results of technology and product development testing by us, our partners or our competitors;
●	litigation;
●	general stock market and economic conditions;
●	number of shares available for trading (float); and
●	inclusion in or dropping from stock indexes.

As of March 13, 2021, our 52-week high and low closing market prices for our common stock on the TSXV were CA$1.49 and CA$0.22.

We have historically obtained, and expect to continue to obtain, additional financing primarily by way of sales of equity, which may result in significant dilution to existing shareholders.

We have not earned profits, so the Company’s ability to finance operations is chiefly dependent on equity financings. Funds raised through equity public offerings, financing through private placements or the exercise of stock options and warrants and the conversion of convertible debt into common shares in support of the Company’s business has resulted in significant shareholder dilution. Further equity financings will also result in dilution to existing shareholders, and such dilution could be significant.

Future sales of common stock, or the prospect of future sales, may depress our stock price. The exercise of share purchase options and warrants will create dilution which could adversely affect the Company’s shareholders.

Sales of a substantial number of shares of common stock, or the perception that sales could occur, could adversely affect the market price of our common stock. Additionally, as of March 13, 2021, there were outstanding options to purchase up to 45,704,282 shares of our common stock. As of March 13, 2021, there were outstanding warrants to purchase 21,406,816 shares of our stock. The holders of these options and warrants have an opportunity to profit from a rise in the market price of our common stock with a resulting dilution in the interests of the other shareholders. The existence of these options and warrants may adversely affect the terms on which we may be able to obtain additional financing. The weighted average exercise price of issued and outstanding options is CAD$0.42, the weighted average exercise price of warrants is CAD$0.51, which compares to the CAD$1.17 market price at closing on March 13, 2021. If all of these securities were exercised, an additional 67,111,098 common shares would become issued and outstanding. This represents an increase of 19.95% in the number of shares issued and outstanding and would result in significant dilution to current shareholders

The risks associated with penny stock classification could affect the marketability of the Company’s common shares and shareholders could find it difficult to sell their shares.

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

Neither Canadian law nor our Articles or By-laws limit the right of a non-resident to hold or vote common shares of the Company, other than as provided in the Investment Canada Act (the “Investment Act”), as amended by the World Trade Organization Agreement Implementation Act (the “WTOA Act”). The Investment Act generally prohibits implementation of a direct reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a “Canadian,” as defined in the Investment Act (a “non-Canadian”), unless, after review, the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in the common shares of the Company by a non-Canadian (other than a “WTO Investor,” as defined below) would be reviewable under the Investment Act if it were an investment to acquire direct control of the Company, and the value of the assets of the Company were CA$5.0 million or more (provided that immediately prior to the implementation of the investment the Company was not controlled by WTO Investors). An investment in common shares of the Company by a WTO Investor (or by a non- Canadian other than a WTO Investor if, immediately prior to the implementation of the investment the Company was controlled by WTO Investors) would be reviewable under the Investment Act if it were an investment to acquire direct control of the Company and the value of the assets of the Company equaled or exceeded certain threshold amounts determined on an annual basis. The threshold for a pre-closing net benefit review depends on whether the purchaser is: (a) controlled by a person or entity from a member of the WTO; (b) a state- owned enterprise (SOE); or (c) from a country considered a “Trade Agreement Investor” under the Investment Act. A different threshold also applies if the Canadian business carries on a cultural business. The 2021 threshold for WTO investors that are SOEs will be CA$416 million based on the book value of the Canadian business’ assets, down from CA$428 million in 2020. The 2021 thresholds for review for direct acquisitions of control of Canadian businesses by private sector investor WTO investors ($1 billion) and private sector trade- agreement investors ($1.5 billion) remain the same and are both based on the “enterprise value” of the Canadian business being acquired.

A non-Canadian, whether a WTO Investor or otherwise, would be deemed to acquire control of the Company for purposes of the Investment Act if he or she acquired a majority of the common shares of the Company. The acquisition of less than a majority, but at least one-third of the shares, would be presumed to be an acquisition of control of the Company, unless it could be established that the Company is not controlled in fact by the acquirer through the ownership of the shares. In general, an individual is a WTO Investor if he or she is a “national” of a country (other than Canada) that is a member of the WTO (“WTO Member”) or has a right of permanent residence in a WTO Member. A corporation or other entity will be a “WTO Investor” if it is a “WTO Investor-controlled entity,” pursuant to detailed rules set out in the Investment Act. The U.S. is a WTO Member. Certain transactions involving our common shares would be exempt from the Investment Act, including:

●	an acquisition of our common shares if the acquisition were made in connection with the person’s business as a trader or dealer in securities;
●	an acquisition of control of the Company in connection with the realization of a security interest granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Act; and
●	an acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization, following which the ultimate direct or indirect control of the Company, through the ownership of voting interests, remains unchanged. Under U.S. law, except in limited circumstances, restrictions generally are not imposed on the ability of non- residents to hold a controlling interest in a U.S. corporation.

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

Warrants included with financings

Warrants offered with financings are not listed on any exchange. Investors may be unable to sell the warrants at the prices desired or at all. There is no existing trading market for the warrants and there can be no assurance that a liquid market will develop or be maintained for the warrants, or that an investor will be able to sell any of the warrants at a particular time (if at all). The liquidity of the trading market in the warrants, and the market price quoted for the warrants, may be adversely affected by, among other things:

●	changes in the overall market for the warrants;

●	changes in the Corporation’s financial performance or prospects;

●	changes or perceived changes in the Corporation’s creditworthiness;

●	the prospects for companies in the industry generally;

●	the number of holders of the warrants;

●	the interest of securities dealers in making a market for the warrants; and

●	prevailing interest rates.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

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

On June 22, 2016, in an all-stock transaction, the Company acquired all the issued and outstanding shares of BB Photonics Inc., a privately held US Company with a wholly owned subsidiary, BB Photonics UK Ltd. Both companies design integrated photonics solutions for the data communications market. BB Photonics and its subsidiary were acquired for consideration of $1,550,000. The acquisition was settled with the issuance of 1,996,090 common shares of the Company to the former shareholders of BB Photonics. The Company dissolved BB Photonics UK Ltd. on October 6, 2020.

On May 17, 2019, the Company established POET Technologies Pte. Ltd. (“PTS”), a wholly owned subsidiary in Singapore. On August 4, 2020, PTS established POET Optoelectronics Shenzhen Co., Ltd (“POET SZ”), a wholly owned subsidiary in Shenzhen, China.

On October 22, 2020, the Company signed a Joint Venture Agreement establishing a joint venture company, Super Photonics Xiamen Co., Ltd with Xiamen Sanan Integrated Circuit Co. Ltd. Super Photonics Xiamen Co., Ltd was formed on March 12, 2021.

The following is a graphic description of the Company and its subsidiaries:

OPEL Solar Inc. and ODIS Inc.

OPEL Solar, Inc. (OPEL)

OPEL is a wholly-owned subsidiary of POET Technologies and is the assignee for all patents and patent applications filed by the Company prior to 2019.

ODIS Inc. (“ODIS”)

ODIS is a wholly owned subsidiary of OPEL Solar, Inc. and is the developer of the POET platform semiconductor process IP for fabrication of integrated circuit devices containing both electronic and optical elements in a single package (“hybrid integration”).

BB Photonics Inc. and BB Photonics UK Ltd.

BB Photonics develops photonic integrated components for the datacenter market utilizing embedded waveguide technology that is intended to enable on-chip athermal wavelength control which lowers the total solution cost of datacenter photonic integrated circuits.

POET Technologies Pte Ltd. (“PTS”)

PTS is a wholly owned subsidiary of POET Technologies Inc. Situated in Singapore, PTS tests and validates the designs of ODIS.

POET Optoelectronics Shenzhen Co., Ltd (“POET SZ”)

POET SZ is a wholly owned subsidiary of PTS. Situated in Shenzhen, China, PTS develops optoelectronic products based on the designs of ODIS.

Super Photonics Xiamen Co., Ltd, (“SPX”)

SPX is a joint venture, situated in Shenzhen, China. SPX was established with Sanan IC with a sole purpose to assemble, test, package and sell cost-effective, high-performance optical engines based on POET’s proprietary Optical Interposer platform technology.

The Company operates geographically in the United States, Canada, Singapore and China.

Capital Expenditures

Our capital expenditures for the last three years, which principally consist of purchases of research and development equipment and instrumentation and patents are as follows:

Period	Capital Expenditure	Purpose
Fiscal 2020	$1,573,863	Instruments, equipment and patents
Fiscal 2019 (1)	$2,121,987	Instruments, equipment and patents
Fiscal 2018	$3,785,760	Instruments, equipment and patents

(1)	Prior to the sale of DenseLight, the Company spent $1,610,503 in capital expenditures at DenseLight and $511,484 on capital expenditures at POET. The capital items acquired at DenseLight were sold as part of the sale.

The Company’s registered office is located at Suite 1107, 120 Eglinton Avenue East, Toronto, Ontario, Canada M4P 1E2 and its phone number is (416) 368-9411. The Company has operations at Suite 308, 1605 N. Cedar Crest Boulevard, Allentown, PA, 18104, 21 Changi North Way, #04-06, Singapore, 498774 and Unit 02, 10th Floor, A4 Building, Kexing Science Park, No.15 Keyuan Road, Science Park Middle District, Nanshan District, Shenzhen, 518057

B.	Business Overview

Corporate Overview

Overview

We design, develop, manufacture and sell integrated opto-electronic solutions for data communications and telecommunications markets. POET has developed and is marketing its proprietary POET Optical InterposerTM platform which utilizes a novel waveguide technology that allows the integration of electronic and photonic devices into a single multi-chip module. The integration of devices into a single package is achieved by applying advanced wafer-level semiconductor manufacturing techniques and novel packaging methods developed by POET. POET’s Optical Interposer eliminates costly components, assembly and testing methods employed in conventional photonics solutions. In addition to lowering costs compared to conventional devices, POET’s Optical Interposer provides a flexible and scalable platform for a variety of photonics applications ranging from data centers to consumer products.

POET’s Optical Interposer is a platform technology upon which multiple applications can be based, including transceivers for data- and tele-communications, integrated photonics on electronic switching devices, low-cost components for the networking and cellular markets, automotive LIDAR and a variety of sensing and other applications using light as a medium for data transmission. In each case, devices traditionally associated with photonics, such as laser diodes, light emitting diodes, detectors, amplifiers and the associated waveguides and other passive devices are designed specifically in the context of the Optical Interposer to meet the needs and functions of specific applications.

POET has targeted as the first application of the Optical Interposer the development of Optical Engines for transceivers used in data centers. Transceivers are used to convert digital electronic signals into light signals and to transmit and receive those light signals via fiber optic cables within datacenters and between datacenters and metropolitan centers in a vast data and tele-communications network. In 2019 we delivered prototypes of certain components designed for our Optical Engines and we continue to do so into 2020, representing a period of technology development in which the basic concept of the Optical Interposer was demonstrated. At about mid-year, in connection with certain customers that understood POET’s approach, we began a period of product development, applying our novel technologies to specific products used in specific applications, including transceiver modules, light sources and optical computational platforms used in artificial intelligence applications. This activity requires the production of a different kind of prototype, which we are now engaged in producing for these customers. Product prototypes go through various stages of maturity, including pre-alpha, alpha and beta, all associated with how closely the prototypes meet customer specifications. Typically, the last stage of prototypes are the beta samples, which are supplied to customers in small volumes and are subjected to rigorous testing and qualification. Only when prototypes pass qualification, are they ready for mass production.

Virtually all of POET’s R&D expenditures in recent years have been in some way connected to the Optical Interposer. We expect to continue to spend the majority of our R&D resources for the foreseeable future on Optical Interposer-based devices directed at specific application areas in connection with strategic partners already selling to those application areas.

As a platform technology, Optical Interposer development does not have a specific end point. Each application of the Optical Interposer requires design and development specific to that application. POET’s product roadmap is currently focused on the development of Optical Engines for optical transceivers. Optical Engines include all of the photonics-related components of a transceiver but do not include several of the electronic devices needed for a functioning transceiver module. Nor does it include the external packaging and optical fibers. Nevertheless, Optical Engines represent a significant portion of the cost and value of most optical transceivers.

The success of the Optical Interposer is derived from the unique and proprietary integration of “active” and “passive” components at the chip level, with all of the processing, assembly, packaging and test done at wafer-level. Wafer-level processing eliminates the complex, high-cost individual alignment steps required in conventional and silicon photonics-based assembly following placement of each photonic device in the package. In addition to eliminating the alignment steps, wafer-level processing also eliminates the capital expense of the equipment typically used to measure the alignment. The Optical Interposer platform allows the use of known-good device components, eliminates multiple points of potential failure in alternative processing methods, and eliminates much of the labor associated with fabrication of photonics devices.

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

In parallel to these activities, POET has also been engaged in development programs in two other areas for the Optical Interposer platform, namely Passive Component design and development and Core Integration development. Passive devices include filters, mux-demux devices, waveguides and spot size converters, all designed and fabricated using POET’s proprietary materials and processes. The Optical Interposer devices are fabricated at a third-party foundry. We transferred the basic processes for producing our Optical Interposers to our foundry partner in 2018 and since then we have continued to improve those processes in order to make them suitable for high volume manufacturing.

Core Integration development relates primarily to advanced packaging methods that, combined with the unique design of the Optical Interposer, allows true wafer-scale assembly and test. We do not believe that such true wafer-scale integration has yet been demonstrated by any other approach in the photonics industry. We are able to achieve chip-level integration and wafer-scale assembly, test and packaging because all of the active devices are designed to be placed and “matched” to passive device interfaces on the foundational Optical Interposer wafer using pick-and-place assembly techniques. We eliminate the high cost and cumbersome process of testing each component following placement. Once placed and tested at wafer scale, each Optical Interposer device is sealed, the wafer is separated into hundreds of individual die, and the final Optical Engine is ready for shipment to the customer. Each of these process steps, from flip-chipping of devices onto the Optical Interposer, pick and place assembly, hermetic sealing and singulation required substantial innovation and development, including several techniques that are unique in the photonics and compound semiconductor industries. Core Integration development became a top priority once POET entered the product development stage with customers and became critical with the signing of the JVA for the creation of SPX.

We are also working with leading industry partners on Optical Engines and other components for 400G transceivers, which is the next generation of transceiver modules that are expected to be introduced into data centers in the coming months and years. We believe that the Optical Interposer platform is very relevant to markets beyond data communications, such as telecommunications, automotive LIDAR, and in “Co-Packaged Optics,” which is the integration of optics with Application Specific Integrated Circuits (ASICs), including switches and graphics generators, for both data center application and more self-contained applications of optical computing, which is relevant for artificial intelligence.

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

Photonics has traditionally been employed to transmit and receive data over long distances because light can carry considerably more content and data at faster speeds than other means of transmission, such as radio waves or copper wires. Optical transmission becomes more energy efficient as compared to electronic alternatives when the transmission length and speed increase. As a natural consequence, optics have systematically replaced copper in many of the data center communication links where speed, bandwidth and energy are at a premium.

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

Photonics Markets

POET’s intent is to sell its Optical Interposer-based solutions in the Optical Data Communications market.

The global optical communication and networking equipment market size was valued at US$18.9 billion in 2020 and is projected to reach US$ 27.8 billion by 2025; it is growing at a CAGR of 8.0% from 2020 to 2025. Rising adoption of cloud-based services and virtualization services all over the world, increasing data traffic due to increased internet usage, and growing number of data centers are the factors driving the optical communication and networking equipment industry growth.2

1 Cisco Visual Networking Index: Forecast and Methodology, 2017-2022, White Paper, Executive Summary, Feb. 27, 2019

2 Markets and Markets Research Private Ltd. Optical Communication and Networking Equipment Market, February 2020

Within the overall Data Communications market, sales of optical transceivers are expected to grow from US$5.7 billion in 2020 to US$ 9.2 billion by 2025, at a CAGR of 10.0%. Increasing the adoption of smart devices and rising data traffic has spurred the growth of the optical transceiver market. Other drivers for the optical transceiver industry growth include growing demand for cloud computing applications and the increasing requirement for compact and energy-efficient transceivers.3

The primary segments for optical transceivers are Ethernet, wide area network (WAN) and dense wavelength division multiplexing (DWDM), all of which are predominantly addressed by InP-based optical technologies. Ethernet transceivers are expected by the Company to represent the largest of these three segments, with 100G course wavelength division multiplexing (CWDM) driving a majority of the growth. The trend in this segment is for integrated photonic transceivers, incorporating approaches such as silicon photonics, which is comparable to that of POET, overtaking conventional technologies using discrete components within the next few years.

The majority of today’s conventional discrete transceiver suppliers are shipping 100G transceivers in a 4x25G format, having developed assembly methods for placing multiple laser chips on one substrate and coupling the output into one fiber using micro-optic filters and other elements. POET’s approach is to use the Optical Interposer to combine multiple active and passive devices into a single device, or “Optical Engine”, which when combined with control electronics and an outer housing, constitutes a pluggable optical transceiver. We plan to sell our optical engines to manufacturers and assemblers of optical transceiver modules. We believe our Optical Engine solution will have a significant cost advantage over both conventional modules as well as silicon photonics in the <2km data center market, while also being scalable to 10km, and supporting 200G, 400G and 800G datacom speeds.

Demand for ethernet optical transceivers declined in the first half of 2019 for the first time since 2009, accompanied by a steep drop in prices. In the latter part of the year, demand increased only to be forestalled by the COVID-19 pandemic in early 2020. Nevertheless, the deficiencies in network infrastructure became apparent during crisis, causing a renewed emphasis globally on infrastructure investment which, along with increased growth in internet traffic, should translate into renewed growth in 2020 and beyond. The life cycles of transceivers at each speed node are exceedingly long, extending 6 – 10 years or more, with multiple generations in each node. As a result, we believe that the 100G/200G market is a viable market for POET. In addition, during the past year, widespread adoption of 400G has been delayed and the opportunity for Optical Engines based on the POET Optical Interposer to be designed-in to modules of major suppliers persists.

Our Strategy

Our vision for the Company is to become the global leader in chip-scale photonic solutions by deploying our Optical Interposer technology to enable the seamless integration of electronics and photonics for a broad range of vertical market applications.

Our strategy includes the following key elements:

● Introduce the Optical Interposer approach to suppliers of transceivers and data center operators and form commercial partnerships for product development. Because of the magnitude of the cost savings and performance advantages that may be derived from the use of POET’s Optical Engines for transceiver applications, we expect to generate significant interest among both the suppliers of transceiver modules and their ultimate customers, the data center operators. In addition, the POET Optical Interposer provides a straightforward and cost-effective path to higher speed transceivers, including up to 400G and higher, providing a single platform that can span several device generations. We anticipate that several companies will be interested in pursuing commercial partnerships with POET in order to qualify and design-in our Optical Engines.

3 Markets and Markets Inc. Optical Transceiver Market, March 2020

● Promote the POET Optical Interposer as a true platform technology across several photonic applications and markets. The POET Optical Interposer is designed to be a flexible platform for the combination or integration of various photonic and electronic components. The low cost makes it suitable for applications like transceivers and automotive LIDAR. The compatibility of the Optical Interposer manufacturing process with standard silicon CMOS processing and the ability to construct architectures with substantially lower energy consumption opens up large and critical data processing applications where super high-speed processing is essential, such as integration with next generation switches and artificial intelligence.

● Pursue multiple potential sources of non-product revenue and strategic partnerships. In addition to product sales, we have been pursuing Non-Recurring Engineering (“NRE”) revenues from end-use customers and/or from strategic partners. In particular, we believe our 400G transceiver components represent a uniquely attractive opportunity for collaborative development with a strategic partner(s).

● Pursue a “fab-light” strategy. “Fab-light” is a common business model in the semiconductor industry. Such a strategy allows the Company to invest more in design and development of Optical Interposer-based solutions, expand its marketing and sales presence globally and spend less on capital equipment and maintenance of facilities, enabling a faster path to profitability.

● Pursue complementary strategic alliance or acquisition opportunities. We intend to evaluate and selectively pursue strategic alliances or acquisition opportunities that we believe will accelerate our penetration of specific applications or vertical markets with our technology or products.

Our Products

●	POET has announced its LightBar™ and LightBar-C™ products as fully multiplexed light source products operating in the “O-band” for data communications applications and the “C-band” for sensing and computing applications. Both LightBar products come fully assembled with fiber attached for easy adaptation to existing transceiver module and co-packaging applications.

●	POET is currently engaged in the development of 100G, 200G and 400G CWDM4, LR4 and FR4 Optical Engines as components for transceiver assemblies.

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

We believe the principal competitive factors in our target markets include the following:

●	use of internally manufactured components;
●	product breadth and functionality;

●	timing and pace of new product development;

●	breadth of customer base;

●	technological expertise;

●	reliability of products;

●	product pricing; and

●	manufacturing efficiency.

We believe that we can compete favorably with respect to the above factors based on processes, the projected performance, anticipated inherent reliability of our products, our technical expertise in photonic engine design and manufacture and cost.

Intellectual Property

We have 76 issued patents and 10 patent applications pending, including three (3) provisional patent applications submitted. There are multiple additional applications in various stages of preparation. The patents cover device structures, underlying technology related to the Optical Interposer, applications of the technology and fabrication processes. We believe these patents provide a significant barrier to entry against competition, along with trade secrets and know-how. We intend to continue to apply for additional patents in the future. Currently, we are working on the design of integrated devices, manufacturing processes, assembly and packaging processes and products for data communication applications in the data center market.

Sale of DenseLight Subsidiary

On November 8, 2019, the Company closed on the sale of its wholly owned subsidiary, DenseLight Semiconductors Pte. Ltd., to a consortium of investors organized under DenseLight Semiconductor Technology (Shanghai) Ltd. (“DL Shanghai”) for $26,000,000. POET shareholders approved the sale with 99% of votes submitted at a Special Meeting held on October 24, 2019, ratifying the Share Sale Agreement (“SSA”) signed by the Company on August 20, 2019. The buyer assumed control of DenseLight upon closing. The sale proceeds were paid over multiple tranches. The first tranche payment was received on November 8, 2019 in the amount of US$8 million. Shares of DenseLight were placed in escrow in the Buyer’s name, to be released by the escrow agent to the Buyer upon receipt of the remaining payments. The second tranche payment was made in two installments, with the first paid on February 19, 2020 consisting of $4,750,000 and the second on March 30, 2020 of $8,250,000.

The Company received payments of $1,500,000 and $1,000,000 on June 29, 2020 and July 3, 2020 respectively. After taking into consideration the length of time it had taken the Buyer to make the foregoing payments and the Company’s expectations regarding the likelihood of receiving an additional payment, the Company determined that it was in its best interest to accept partial payments as final payment on the Company’s receivable. As a result, the Company recognized a credit loss of $2,500,000 during the year ended December 31, 2020 (nil - 2019).

Upon closing the transaction in November 2019, the Company recognized a gain on the sale of $8,707,280. The Company received an additional $2,000,000 in excess of the sale proceeds which was immediately paid to Oak Capital on behalf of the Buyer for due diligence, legal and other expenses.

Although it continued to operate as a single entity until the sale was closed, to meet financial reporting standards, the Company was required to report DenseLight as “discontinued operations” separate from the remainder of the Company through and until November 8, 2019. This MD&A and the associated audited consolidated financial statements for the three and twelve months ended December 31, 2020 and 2019 have reported DenseLight as discontinued operations separate from its parent company, POET Technologies, Inc. Prior periods reported on in this MD&A have been revised to conform with this disclosure.

Since the acquisition of DenseLight in mid-2016, all of the Company’s revenues had been derived from its activities in Singapore. The majority of sales since the acquisition were in light source products developed, marketed and sold by DenseLight to customers globally. In addition, the Company accepted contracts from various customers for Non-Recurring Engineering (NRE) work that also formed a portion of its reported sales. During 2019, a significant portion of the Company’s revenues derived from a Non-Recurring Engineering (NRE) contract with a major customer for work directly related to the Optical Interposer. Purchase Orders (“PO’s”) received and accepted by POET were issued to DenseLight, on the basis that the bulk of the contracted development work was performed at the DenseLight facility by DenseLight employees. During the sale process, it was agreed between POET, DenseLight and the Buyer that DenseLight would retain those PO’s already issued and conclude the work, while retaining all of the associated costs. Only newly issued PO’s for additional development work on the Optical Interposer and related components would be issued to POET, with POET contracting with DenseLight and other third parties to perform portions of those projects.

The Share Sale Agreement included an Earn-Out provision which provided for additional consideration in the amount of $4,000,000 to be paid to the Company in the event that the audited revenues of DenseLight for the year ending December 31, 2019 were at least US$9 million with gross margins comparable to prior periods. DenseLight did not meet this revenue target. For more information about the details of the SSA and the Buyer, please refer to the Management Information Circular, which can be found on SEDAR (www.sedar.com) and the TMX Trust website (www.tmxtrust.com).

Until November 8, 2019, majority of the Company’s R&D activities were conducted at DenseLight or with third parties under the direction of POET. Upon the sale of DenseLight, the Company retained sole ownership and all intellectual property and rights to its principal invention, the POET Optical InterposerTM. The Optical Interposer will form the basis for the Company’s future growth and is therefore the focus of the Business Overview.

Geographic Distribution of Revenue

Revenue and geographic markets in DenseLight for 2020, 2019 and 2018 were approximately as follows:

Region	2020	2019	2018
Asia – Pacific	$-	$1,271,000	1,971,000
Europe	$-	$744,000	1,191,000
North & South America	$-	$2,411,000	726,000

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

C.	Organizational Structure

The following graphically displays the organizational structure of the Company:

(1)	There are 28,374,000 Class A Common Shares of OPEL Solar, Inc. issued and outstanding, all of which are held by the Company. There are no other outstanding securities of OPEL Solar, Inc. other than the Class A Common Shares.

(2)	There are 5 Common Shares of ODIS Inc. issued and outstanding, held by OPEL Solar, Inc.

(3)	There is 1 Ordinary share of POET Technologies Pte Ltd. issued and outstanding, held by POET Technologies Inc.

(4)	There are 1,000,000 Preferred Shares and 1,050,100 Common shares of BB Photonics Inc. issued and outstanding, all of which are held by the Company. There are no other outstanding securities of BB Photonics Inc.

(5)	POET Optoelectronics Co, Ltd. is a wholly owned subsidiary of POET Technologies Pte. Ltd with a registered capital of RMB195,997.

D.	Property, Plants and Equipment

The Company’s head Canadian office is located in a 400 sq. ft. leased office space in Toronto, Ontario, Canada. The US based operations are in a leased 3,883 sq. ft. space in Allentown, Pennsylvania. Our testing operations are located in a 4,669 sq. ft leased facility in Singapore. Our product development operation is located in a 2,830 sq. ft leased facility in Shenzhen, China.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not Required.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with the audited consolidated financial statements of the Company and the related notes for the years ended December 31, 2020, 2019 and 2018 and the accompanying notes thereto included elsewhere in this Annual Report. This discussion contains forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those anticipated by forward-looking information due to factors discussed under “ITEM 3.D. Risk Factors” and “ITEM 4.B. Business Overview.”

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

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, receivable from the sale of discontinued operations, convertible debentures, covid-19 government support loans and accounts payable and accrued liabilities. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest risk arising from these financial instruments. The Company estimates that the fair value of these instruments approximates fair value due to their short-term nature

The following table outlines the classification of financial instruments under IFRS 9:

Financial Assets
Cash and cash equivalents	Amortized cost
Short-term investments	Amortized cost
Accounts receivable	Amortized cost

Financial Liabilities
Accounts payable and accrued liabilities	Amortized cost
Convertible debentures	Amortized cost
Covid-19 government support loans	Amortized cost

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

Cash and cash equivalents

Cash and cash equivalents consist of cash in current accounts of $722,894 (2019 - $1,278,129, 2018 - $2,267,868) and funds invested in US Term Deposits of $6,150,000 (2019 - $150,000, 2018 - $300,000) earning interest at 1.31% and maturing in less than 90 days.

Cash and cash equivalents include restricted funds of $184,569 (2019 - $93,800, 2018 - $218,888) which serves as a bank guarantee for the purchase of certain equipment. A bank guarantee was discharged in 2020 and a new bank guarantee was put in place. The bank guarantee is reduced on a monthly basis by $14,197 (2019 - $10,424, 2018 - $10,424) which is the amount paid monthly in settlement of the outstanding balance on the equipment.

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

In determining a default provision, the Company utilizes a provision matrix, as permitted under the simplified approach to measure expected credit losses. In doing so management considered historical credit losses, forward-looking factors specific to the Company’s debtors and other macro-economic factors to arrive at expected default rates. The default rates are then applied to the Company’s aging to determine expected credit losses. The carrying amount of trade receivables is reduced by the expected credit losses. If the financial conditions of these customers were to deteriorate and the Company determines that no recovery of a trade receivable is possible, the amount is deemed irrecoverable and subsequently written-off. Accounts receivable at December 31, 2018 related to revenue earned by DenseLight. DenseLight was sold on November 8, 2019

Inventory

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

An impairment loss is recognized when the carrying amount of an asset exceeds its recoverable amount. Impairment losses are recognized in profit and loss for the year. The recoverable amount is the greater of the asset’s fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit (“CGU”) to which the asset belongs.

An impairment loss is reversed if there is an indication that there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. The Company reported no impairment loss for the year ended December 31, 2020 (2019 - $714,000, 2018 - nil).

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

The Company performs its annual test for goodwill impairment annually in the fourth quarter. The Company utilized a five-year cash flow forecast using the annual budget approved by the Board of Directors as a basis for such forecasts. Cash flow forecasts beyond that of the budget were prepared using a stable growth rate for future periods. These forecasts were based on historical data and future trends expected by the Company. The Company’s valuation model also takes into account working capital and capital investments required to maintain the condition of the assets. Forecasted cash flows were discounted using an after-tax rate of 30%.

Based on the impairment tests, the value in-use of the CGU to which goodwill is applicable is less than the carrying amount. As a result goodwill of $1,050,459 was impaired in 2019. No provision for impairment of goodwill was made in 2020 or 2018.

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

Service revenue

The Company provides contract services, primarily in the form of non-recurring revenue (“NRE”) where control is passed to the customer over time. The contracts generally provide agreed upon milestones for customer payment which include but are not limited to the delivery of sample products, design reports and test reports. The customer makes payment when it has approved the delivery of the milestone. The Company must determine if the contract is made up of a series of independent performance obligations or a single performance obligation. Where NRE contracts contain multiple performance obligations for which a standalone transaction price can be assessed, revenue is recognized as each performance obligation is satisfied. Where NRE contracts contain a single performance obligation to be settled over time, revenue is recognized progressively based on the output method.

Other income

Interest income

Interest income on cash is recognized as earned using the effective interest method.

Research and Development Credits

Through DenseLight, the Company was eligible to receive cash credits for certain qualifying research and development expenses based on actual spending over a three year period, with an expectation that the credits would not exceed a certain dollar value over a three year period. Recoverable amounts at December 31, 2018 related to expenditures at DenseLight. There was no recoverable amount at December 31, 2020 or 2019 because the Company sold DenseLight on November 8, 2019.

Wage subsidies

Wages subsidies received from the Singaporean government are netted against payroll costs on the consolidated statements of operations and deficit.

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

In-Process Research and Development

Under IFRS, in-process research and development (“IPR&D”) acquired in a business combination that meets the definition of an intangible asset is capitalized with amortization commencing when the asset is ready for use (i.e., when development is complete). The Company acquired $714,000 of IPR&D when it acquired BB Photonics Inc. in 2016. During 2019, management observed indicators that suggested that IPR&D may be impaired. IPR&D acquired with BB Photonics was no longer useable with the novel POET Interposer platform. BB Photonics IPR&D would not generate sufficient cash flow to support its value in use. Management completed an assessment of IPR&D and determined that the amount of $714,000 was impaired. An impairment loss of $714,000 was recorded during the year ended December 31, 2019. No impairment was recorded in 2020 or 2018.

Customer relationships

Intangible assets include customer relationships acquired with the acquisition of DenseLight. Customer relationships is an externally acquired intangible asset and is measured at cost less accumulated amortization and any accumulated impairment losses. Customer relationships are amortized on a straight-line basis over their estimated useful lives and is tested for impairment whenever events or changes indicate that their carrying amount may not be recoverable. The useful life of customer relationships was determined to be 5 years. Customer relations was nil at December 31, 2020 and 2019 because the asset was disposed of with the sale of DenseLight on November 8, 2019.

Stock-based compensation

Stock options and warrants awarded to non-employees are measured using the fair value of the goods or services received unless that fair value cannot be estimated reliably, in which case measurement is based on the fair value of the stock options. Stock options and warrants awarded to employees are accounted for using the fair value method. The fair value of such stock options and warrants granted is recognized as an expense on a proportionate basis consistent with the vesting features of each tranche of the grant. The fair value is calculated using the Black-Scholes option pricing model with assumptions applicable at the date of grant.

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

Selected Annual Data

The selected financial data of the Company for the years ended December 31, 2020, 2019 and 2018 was derived from the audited annual consolidated financial statements of the Company, which have been audited by Marcum LLP, independent registered public accounting firm, as described in their report which is included in this Annual Report.

The information contained in the selected financial data for the 2020, 2019 and 2018 years is qualified in its entirety by reference to the Company’s consolidated financial statements and related notes included under the heading ITEM 17. “Financial Statements” and should be read in conjunction with such financial statements and with the information appearing under the heading ITEM 5 “Operating and Financial Review and Prospects”. Except where otherwise indicated, all amounts are presented in accordance with IFRS as issued by IASB.

The following table relates to the operating results of the Company.

Consolidated Statements of Operations Under International Financial Reporting Standards

(US$)

			Restated
Years Ended December 31,	2020	2019	2018
Operating Expenses
Selling, marketing and administrative	$8,137,998	$6,697,387	$6,173,875
Research and development	6,634,317	2,083,815	2,262,476
Operating Expenses	14,772,315	8,781,202	8,436,351
Impairment of long-lived assets	-	1,764,459	-
Interest expense	937,903	819,911	-
Amortization of debt issuance costs	-	372,340	-
Other income, including interest	(41,148)	(10,540)	(14,234)
Credit loss on receivable from the sale of discontinued operations	2,500,000	-	-
Loss on disposal of property and equipment		-	-
Net loss from continuing operations, before taxes	18,169,070	11,727,372	8,422,117
Income tax recovery	-	(292,740)	-
Net loss from continuing operations	(18,169,070)	(11,434,632)	(8,422,117)
Income (loss) from discontinued operations, net of taxes	-	5,481,757	(7,900,662)
Net loss	(18,169,070)	(5,952,875)	(16,322,779)
Deficit, beginning of year	(139,148,807)	(133,195,932)	(116,873,153)
Deficit, end of year	$(157,317,877)	$(139,148,807)	$(133,195,932)

Basic and diluted loss per share, continuing operations	$(0.06)	$(0.04)	$(0.03)
Basic and diluted income (loss) per share, discontinued operations	-	$0.02	$(0.03)
Basic and diluted loss per share	$(0.06)	$(0.02)	$(0.06)

(1) Discontinued operations Under International Financial Reporting Standards

Years Ended December 31,

	2020	2019	2018

Revenue	-	$4,426,355	$3,888,185
Cost of Revenue	-	1,201,373	1,475,969
Gross Margin	-	3,224,982	2,412,216
Operating Expenses	-
Selling, marketing and administrative	-	1,950,526	5,515,329
Research and development	-	5,677,222	6,430,328
Operating Expenses		7,627,748	11,945,657
Interest expense	-	74,494	-
Impairment loss	-	-	156,717
Other income	-	(1,251,737)	(1,491,556)
Expenses	-	6,450,505	10,610,818
Net loss from operations	-	(3,225,523)	(8,198,602)
Change in fair value contingent consideration	-	-	-
Gain on sale of discontinued operations, net of taxes	-	8,707,280	-
Net income (loss) from discontinued operations	-	5,481,757	(8,198,602)
Income tax recovery	-	-	297,940
Income (loss) from discontinued operations, net of income taxes	-	$5,481,757	$(7,900,662)

For the Period from January 1, 2019 to November 8, 2019 compared to the Year Ended December 31, 2018

The selected annual information for continuing operations for 2020, 2019 and 2018 can be further analyzed as follows:

Research and development can be analysed as follows:

	For the Years Ended December 31,
	2020	2019	2018

Wages and benefits	$1,586,900	$874,673	$822,258
Subcontract fees	3,802,919	834,598	888,566
Stock-based compensation	567,859	237,311	395,468
Supplies	676,639	137,233	156,184
	$6,634,317	$2,083,815	$2,262,476

Selling, marketing and administration costs can be analysed as follows:

Stock-based compensation	$3,045,086	$2,650,830	$3,207,411
Wages and benefits	2,233,449	1,619,719	1,433,286
Professional fees	800,551	1,120,805	735,604
General expenses	1,188,712	813,951	392,901
Depreciation and amortization	813,103	243,674	153,244
Management and consulting fees	-	154,357	155,169
Rent and facility costs	57,097	94,051	96,260
	$8,137,998	$6,697,387	$6,173,875

Factors Affecting Our Results of Operations

Analysis of Continuing Operations

Year Ended December 31, 2020 compared to Year Ended December 31, 2019

Net loss from continuing operations before taxes for the period was $18,169,070 compared to a net loss of $11,727,372 in 2019, an increase of $6,441,698 (55%). The following discusses the significant variances between the period and 2019.

Total R&D increased by $4,550,502 from $2,083,815 in 2019 to $6,634,317 in 2020. For the purposes of the following R&D analysis, non-cash stock-based compensation of $567,859 (2019 - $237,311) has been excluded and is included with the analysis of non-cash stock-based compensation below.

R&D, excluding non-cash stock-based compensation, increased by $4,219,954 (228%) to $6,066,458 in the period from $1,846,504 in 2019. The increase is a result of a redistribution of R&D activities and costs that were typically accounted for by DenseLight reflected in discontinued operations and are now being accounted for by the Company. Additionally, the Company established a new test and design facilities in Singapore and Allentown, Pennsylvania which became fully operational in late 2019 and early 2020. All such test activities and related costs were incurred at DenseLight in 2019.

Interest expense increased by $117,992 (14%) to $937,903 in the period as compared to $819,911 in 2019, The Company raised $6,805,772 in short-term loans and convertible debentures between April 2019 and September 2019. The Company is required to pay monthly interest on the convertible debentures at a rate of 12%. Interest on short-term loans ranged from 15% - 19.25%. The short-term loans were only outstanding for a brief period in 2019, additionally interest incurred on convertible debentures were for the nine months from April 2019 to December 2019. Conversely, interest expense during the period on convertible debentures is for the twelve months of 2020. Interest expense includes non-cash interest of $524,095 in the period and $280,829 in 2019.

Related to the issuance of other debt in 2019 is the amortization of debt issuance cost. The amortized debt issuance cost in 2019 was directly related to the debt that was repaid in Q4 2019, as a result amortized debt issuance cost in the period was nil compared to $372,340 in 2019.

Depreciation and amortization increased by $569,429 (234%) to $813,103 in the period from $243,674 in 2019. With the sale of DenseLight, the Company embarked on a “fab-light” strategy with a required test facility situated in Singapore. The increase in depreciation and amortization was a result of assets acquired for this new facility. Depreciation of assets within the DenseLight subsidiary were previously reflected in discontinued operations in 2019.

Wages and benefits increased by $613,730 (38%) to $2,233,449 in the period from $1,619,719 in 2019. In late 2019, the Company recruited and hired three senior individuals for roles for which there was a need. These roles included a President & General Manager of the Company, a Vice President & General Manager for the new Singapore testing facility and a Vice President of Product Marketing & Business Development. Wages and benefits for the year include the wages and benefits of these three new hires. 2019 only included similar costs for two months of the year.

General expenses and rent and facility increased by $337,807 (37%) to $1,245,809 in the period from $908,002 in 2019. On June 30, 2020, the Company announced the signing of a $50 million joint venture. General expenses include a one-time cost of $328,000 paid to a firm instrumental in introducing the joint venture parties and assisting with negotiations.

Impairment and other loss was $2,500,000 in the period compared to $1,764,459 in 2019. Impairment and other loss in 2020 consisted of a credit loss of $2,500,000 relating to the receivable from the sale of discontinued operations. In Q2 2020, after taking into consideration the length of time it took the Buyer of DenseLight to make the required payments and the Company’s expectations regarding the likelihood of receiving the balance that was due at the time, the Company determined, that it was in the Company’s best interest to accept partial payments as final payment on the outstanding balance. In Q4 2019, the Company performed an impairment analysis on its goodwill and intangible assets related to the acquisition of BB Photonics in 2016. The Company determined that these assets were impaired and consequently recognized an impairment loss of $1,764,459.

Non-cash stock-based compensation increased by $724,804 (25%) to $3,612,945 in the period from $2,888,141. The valuation of stock options is driven by a number of factors including the number of options granted, the strike price and the volatility of the Company’s stock. The stock option expense is dependent on the timing of the stock option grant and the amortization of the options as they vest. The stock options vest in accordance with the policies determined by the Board of Directors at the time of the grant consistent with the provisions of the Plan

Management and consulting fees were nil in 2020 compared to $154,357 in 2019. Before becoming employees of the Company, certain employees provided services on a consulting basis in 2019. The Company did not incur such consulting services in 2020.

The Company earned $41,148 of interest income in 2020 compared to $10,540 in 2019. The increase of $30,608 (290%) was a result of having lump sum cash payments from the sale of DenseLight that the Company was able to invest in low risk interest bearing investments throughout 2020.

Due to the sale of DenseLight on November 8, 2019, the Company’s operating activities were re-stated to reflect the activities of the continuing operation.

Analysis of Continuing Operations

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

Exchange Rate Risk

The functional currency of each of the entities included in the accompanying consolidated financial statements is the local currency where the entity is domiciled. Functional currencies include the US, Singapore and Canadian dollar. Most transactions within the entities are conducted in functional currencies. As such, none of the entities included in the consolidated financial statements engage in hedging activities. The Company is exposed to a foreign currency risk with the Canadian and Singapore dollar. A 10% change in the Canadian and Singapore dollar would increase or decrease other comprehensive loss by $229,088.

Liquidity Risk

The Company currently does not maintain credit facilities. The Company’s existing cash and cash resources are considered sufficient to fund operating and investing activities beyond one year from the issuance of these consolidated financial statements. The Company may, however, need to seek additional financing in the future.

Analysis of Discontinued Operations

The selected annual information for discontinued operations for 2020, 2019 and 2018 can be further analyzed as follows:

Research and development can be analysed as follows:

	2020	2019	2018

Wages and benefits	-	$3,565,076	$3,818,980
Supplies	-	1,412,572	2,070,495
Subcontract fees	-	728,457	400,000
Stock-based compensation	-	(28,883)	140,853
	-	$5,677,222	$6,430,328

Selling, marketing and administration costs can be analysed as follows:

Wages and benefits	-	$887,860	$1,034,715
Rent and facility costs	-	604,442	975,467
General expenses	-	458,465	785,635
Stock-based compensation	-	(46,725)	278,385
Interest expense	-	-	-
Professional fees	-	46,484	31,747
Depreciation and amortization	-	-	2,409,380
	-	$1,950,526	$5,515,329

For the Period from January 1, 2019 to November 8, 2019 compared to the Twelve Months Ended December 31, 2018

Effective January 1, 2019, the Company is reporting the activities of DenseLight as a discontinued operation. The activities of DenseLight have been consolidated and reported as discontinued operations from January 1, 2019 to November 8, 2019.

Financial information related to DenseLight for the year ended December 31, 2018 has also be restated and presented as discontinued operations.

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

R&D

Total R&D was $5,677,222 in 2019 compared to $6,430,328 in 2018, a decrease of $753,106 (12%). For the purposes of the following R&D analysis, non-cash stock-based compensation of $(28,883) (2018 - $140,853) has been excluded and is included with the analysis of non-cash stock-based compensation below.

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

Depreciation and amortization

IFRS requires that depreciation and amortization cease when reporting discontinued operations. As a consequence, no depreciation and amortization was reported in 2019 for discontinued operations. Depreciation and amortization was $2,409,380 in 2018.

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

The Company’s accounts receivable ageing at December 31 was as follows:

	2020	2019	2018
Current	$-	$-	$892,343
31 - 60 days	-	-	34,331
61 - 90 days	-	-	60,885
> 90 days	-	-	-
Expected credit losses (1)	-	-	(40,615
	$-	$-	$946,944

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

The Company had working capital of $2,099,214 on December 31, 2020 compared to $15,354,149 on December 31, 2019. The Company’s balance sheet as of December 31, 2020 reflects assets with a book value of $11,636,728 compared to $24,077,355 as of December 31, 2019. Sixty-four percent (64%) of the book value at December 31, 2020 was in current assets consisting primarily of cash and cash equivalents of $6,872,894 compared to eighty-four percent (84%) of the book value as of December 31, 2019, which consisted primarily of receivable from the sale of discontinued operations of $18,000,000.

On February 11, 2021, the Company completed a brokered private placement offering of 17,647,200 units at a price of $0.67 (CAD$0.85) per unit for gross proceeds of $11,811,118 (CAD$15,000,120). Each unit consists of one common share and one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at a price of $0.90 (CAD$1.15) per share until February 11, 2023. At any time after June 12, 2021, the Company reserves the right to accelerate the expiry of the warrants if the Company’s average stock price exceeds $1.81 (CAD$2.30) for a period of 10 consecutive trading days. The broker was paid a cash commission of $708,667 (CAD$900,007) equating to 6% of the gross proceeds and received 1,058,832 broker warrants. Each broker warrant is exercisable into one common share of the Company at a price of $0.67 (CAD$0.85) per broker warrant until February 11, 2023.

In addition to funds received from the brokered private placement, subsequent to December 31, 2020 the Company received $8,441,240 (CAD$10,714,953) from the exercise of stock options and warrants. The Company also improved its liquidity by $1,709,526 (CAD$2,170,000) through the conversion of convertible debentures into common shares of the Company.

The Company is satisfied that it has sufficient working capital to meet its operating requirements over the next 12 months.

The following is a summary of Company’s cash flows and working capital:

	2020	2019	2018
	$	$	$
Net cash used in operating activities	(9,437,964)	(9,394,221)	(9,288,588)
Net cash from investing activities	13,926,137	5,397,139	(3,535,600)
Net cash from financing activities	1,162,459	3,135,255	10,648,003
Effect of exchange rate changes on cash	(205,867)	(277,912)	(230,425)
Change in cash	5,444,765	(1,139,739)	(2,406,610)
Opening cash	1,428,129	2,567,868	4,974,478
Ending cash	6,872,894	1,428,129	2,567,868

Operating Activities

During 2020, the Company had consolidated losses of $18,169,070 (2019 - $11,434,632, 2018 - $8,422,117). Included in the consolidated loss was income (loss) from discontinued operations of nil (2019 - $5,481,757, 2018 – $(7,900,662)).

The operating activities of the continuing operation included the following non-cash items: non-cash stock-based compensation of $3,612,945 (2019 - $2,888,141, 2018 – $3,602,879), depreciation and amortization of $813,103 (2019 - $243,674, 2018 - $153,244), impairment of long lived assets and goodwill of nil in 2020 (2019 - $1,764,459, 2018 – nil), amortization of debt issuance cost of nil (2019 - $372,340 – nil), accretion of debt discount on convertible debentures of $524,095 (2019 - $280,829, 2018 – nil), credit loss on receivable from the sale of discontinued operations of $2,500,000 (2019 and 2018 – nil) and other non-cash operating costs of $1,070,970 (2019 and 2018 – nil).

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

The Company raised $7,729,921 of debt financing from various lenders at varying times throughout 2019, net of directly related issue costs. The issuance cost of debt in 2019 was amortized over the life of the related debt resulting in the amortization of debt issuance cost of $372,340. The related debt was settled in 2019, as a result there was no debt amortization cost in 2020.

Included in the debt raised in 2019 were convertible debentures issued at a discount. The discount on the convertible debentures are accreted over the life of the convertible debentures. This non-cash cost of accretion of debt discount on convertible debentures was $524,095 (2019 – 280,829).

Prepaid and other current assets decreased from $831,265 in 2019 to $618,717 in 2020. A significant portion of the prepaid expense in 2019 related to prepaid R&D activities that were consumed in 2020. The success of that R&D activity resulted in the Company announcing multiple milestone achievements in 2020. The prepaid expenses in 2020 related to primarily to deposits on equipment that was ordered prior to the December 31, 2020.

Consolidated negative cash flow from operations was $9,437,964 in 2020 compared to $9,394,221 in 2019.

Investing Activities

In 2020, the Company had consolidated cash flow from investing activities of $13,926,137 compared to $5,397,139 in 2019. $5,908,623 of the cash flows from investing activities in 2019 was from discontinued operations while continuing operations spent $511,484 on investing activities.

In 2020, the Company collected $15,500,000 (2019 - $8,000,000) on its receivable from the sale of DenseLight. After taking into consideration the length of time it had taken the Buyer to make the foregoing payments and the Company’s expectations regarding the likelihood of receiving an additional payment, the Company determined that it was in its best interest to accept partial payments as final payment on the Company’s receivable. As a result, the Company recognized a credit loss of $2,500,000 during the year ended December 31, 2020.

The Company spent a cumulative $1,573,863 (2019 - $2,121,987, 2018 - $3,535,600) on capital purchases in 2020. In 2019, the Company spent $511,484 in the continuing operations and $1,610,503 was spent on capital purchases at DenseLight. Comparatively, in 2018, the Company either spent cash or accrued $3,718,152 on certain critical equipment, primarily consisting of; die pick tool, Omega etch, APM PECVD and C2L Transport. Almost all capital expenditure was incurred at DenseLight in 2018.

Financing Activities

During 2020, the Company received $1,088,450 from the exercise of warrants and stock options (2019 - $60,028). In 2018, $10,648,003 was received as the net receipts from a brokered bought deal public offering of 25,090,700 units.

In March and April 2020 the Company received a cumulative $218,151 of covid-19 government support loans from the US and Canadian governments. The loans are repayable based on various criteria in May 2022 and December 2022.

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

The Convertible Debentures are convertible at the option of the holders thereof into units at any time after October 31, 2019 at a conversion price of CAD$0.40 per unit for a total 12,457,500 units of the Company. Each unit will consist of one common share and one common share purchase warrant. Each common share purchase warrant will entitle the holder to purchase one common share of the Company at a price of CAD$0.50 per share for a period of two years from the date upon which the convertible debenture is converted into units. The Convertible Debentures are governed by a trust indenture between the Company and TSX Trust Company as trustee.

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

Capital Expenditures

The Company has an approved capital budget of $1,167,286 for the 2021 fiscal year related to research and development equipment, manufacturing equipment and patent registration. In 2020, $1,573,863 (2018 - $3,535,600) was either spent in cash or accrued for acquiring development and manufacturing equipment and new patents.

C.	Research and Development

Virtually all of POET’s R&D expenditures in recent years have been in some way connected to the Optical Interposer. We expect to continue to spend the majority of our R&D resources for the foreseeable future on Optical Interposer-based components across a variety of potential applications.

As a platform technology, Optical Interposer development does not have a specific end point. Each application of the Optical Interposer requires design and development specific to that application. POET’s product roadmap is currently focused on the development of Optical Engines for optical transceivers. Optical Engines include all of the photonics-related components of a transceiver but do not include several of the electronic devices needed for a functioning transceiver module. Nor does it include the external packaging and optical fibers. Nevertheless, Optical Engines represent a significant portion of the cost and value of most optical transceivers.

The success of the Optical Interposer is derived from the unique and proprietary integration of “active” and “passive” components at the chip level, with all of the processing, assembly, packaging and test done at wafer-level. Wafer-level processing eliminates the complex, high-cost individual alignment steps required in conventional and silicon photonics-based assembly following placement of each photonic device in the package. In addition to eliminating the alignment steps, wafer-level processing also eliminates the capital expense of the equipment typically used to measure the alignment. The Optical Interposer platform allows the use of known-good device components, eliminates multiple points of potential failure in alternative processing methods, and eliminates much of the labor associated with fabrication of photonics devices.

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

In parallel to these activities, POET has also been engaged in development programs in two other areas for the Optical Interposer platform, namely Passive Component design and development and Core Integration development. Passive devices include filters, mux-demux devices, waveguides and spot size converters, all designed and fabricated using POET’s proprietary materials and processes. The Optical Interposer devices are fabricated at a third-party foundry. We transferred the basic processes for producing our Optical Interposers to our foundry partner in 2018 and since then we have continued to improve those processes in order to make them suitable for high volume manufacturing.

Core Integration development relates primarily to advanced packaging methods that, combined with the unique design of the Optical Interposer, allows true wafer-scale assembly and test. We do not believe that such true wafer-scale integration has yet been demonstrated by any other approach in the photonics industry. We are able to achieve chip-level integration and wafer-scale assembly, test and packaging because all of the active devices are designed to be placed and “matched” to passive device interfaces on the foundational Optical Interposer wafer using pick-and-place assembly techniques. We eliminate the high cost and cumbersome process of testing each component following placement. Once placed and tested at wafer scale, each Optical Interposer device is sealed, the wafer is separated into hundreds of individual die, and the final Optical Engine is ready for shipment to the customer. Each of these process steps, from flip-chipping of devices onto the Optical Interposer, pick and place assembly, hermetic sealing and singulation required substantial innovation and development, including several techniques that are unique in the photonics and compound semiconductor industries. Core Integration development became a top priority once POET entered the product development stage with customers and became critical with the signing of the JVA for the creation of SPX.

We are also working with leading industry partners on Optical Engines and other components for 400G transceivers, which is the next generation of transceiver modules that are expected to be introduced into data centers in the coming months and years. We believe that the Optical Interposer platform is very relevant to markets beyond data communications, such as telecommunications, automotive LIDAR, and in “Co-Packaged Optics,” which is the integration of optics with Application Specific Integrated Circuits (ASICs), including switches and graphics generators, for both data center application and more self-contained applications of optical computing, which is relevant for artificial intelligence.

Internally generated research costs, including the costs of developing intellectual property and maintaining patents are expensed as incurred. Internal development costs are expensed as incurred unless such costs meet the criteria for capitalization and amortization under IFRS, which to date has not occurred.

We incurred a cumulative $6,634,317, $7,761,037 and $8,692,804 of research and development expenses in 2020, 2019 and 2018, which includes non-cash stock-based compensation of $567,859, $208,428 and $536,321 respectively. Other expenses related to research and development expenditures in the semiconductor business include costs associated with salaries, material costs, license fees, consulting services and third-party contract manufacturing. The expenses in all years presented can be analyzed for continuing and discontinuing operations as follows:

R&D for Continuing Operations

	For the Years Ended December 31,
	2020	2019	2018
Wages and benefits	$1,586,900	$874,673	$822,258
Subcontract fees	3,802,919	834,598	888,566
Stock-based compensation	567,859	237,311	395,468
Supplies	676,639	137,233	156,184
	$6,634,317	$2,083,815	$2,262,476

R&D for Discontinued Operations

	2020	2019	2018
Wages and benefits	-	$3,565,076	$3,818,980
Supplies	-	1,412,572	2,070,495
Subcontract fees	-	728,457	400,000
Stock-based compensation	-	(28,883)	140,853
	-	$5,677,222	$6,430,328

For the Period from January 1, 2019 to November 8, 2019 compared to the Twelve Months Ended December 31, 2018

D.	Trend Information

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

F.	Tabular Disclosures of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2020:

	Payments due by period (US$)
Contractual Obligations	Total	<1 year	1-3 years	3-5 years	>5 years
Lease Obligations	$679,452	$238,002	$441,450	$-	$-
Convertible Debentures (1)	$3,528,469	$3,528,469	$-	$-	$-

(1) Refer to Item 3(b) for details

G.	Safe Harbor

See “Forward Looking Statements” on page 1 of this Annual Report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our Directors and Officers for the most recent financial year.

Name	Positions	Age	Date First Elected or Appointed a Director or Officer
Jean-Louis Malinge (3)	Director	67	September 5, 2017
Peter Charbonneau (1)(3)	Corporate Governance and Nominating Committee Chair and Director	67	March 28, 2018
Dr. Suresh Venkatesan	Chief Executive Officer and Chairman	54	June 11, 2015
Kevin Barnes	Corporate Controller and Treasurer	49	December 1, 2012
Thomas R. Mika	Chief Financial Officer	69	November 2, 2016
Don Listwin (2)	Chair of Compensation Committee and Director,	62	January 22, 2018
Vivek Rajgarhia	President and General Manager	53	November 4, 2019
Chris Tsiofas (1)(2)	Audit Committee Chair and Director	53	August 21, 2012
James Lee	General Manager – POET Technologies Pte Ltd.	49	September 2, 2019
Glen Riley (2)	Director	58	December 7, 2020
Mohandas Warrior (1)	Director	60	June 15, 2015

(1)	Member of Audit Committee

(2)	Member of Compensation Committee

(3)	Member of Corporate Governance and Nominating Committee

Dr. Suresh Venkatesan as CEO. Dr. Venkatesan was most recently Senior Vice President, Technology Development at Global Foundries and was responsible for the Company’s Technology Research and Development. Dr. Venkatesan joined Global Foundries in 2009, where he led the development and ramp up of the 28nm node and was instrumental in the technology transfer and qualification of 14nm. In addition, he was responsible for the qualification and ramp up of multiple mainstream value-added technology nodes.

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

Mr. Kevin Barnes has been serving as Corporate Controller and Treasurer since 2008 and briefly as Chief Financial Officer (2012 – 2016). Mr. Barnes holds a Master of Business Administration and is a member of the Institute of the Certified Management Accountants of Australia and an Accredited Chartered Secretary. Mr. Barnes served as a Corporate Controller and Business Performance Manager for EC English, one of the world’s largest language training institutes between 2006 and 2014. Mr. Barnes also serves as Chief Financial Officer of VVC Exploration Corporation, a minerals exploration company since 2006. From 2000 to 2006, he was a reporting manager with Duguay and Ringler Corporate Services, which specializes in financial reporting for publicly traded companies.

Mr. Chris Tsiofas, CA, CPA, earned a Bachelor’s of Commerce Degree from the University of Toronto and is a member of the Chartered Professional Accountants of Canada and the Canadian Tax Foundation. He has been on the Board of Directors since August of 2012. He is the president of MTN Chartered Professional Accountant Professional Corporation, a public accountancy firm. He sits on various private company boards. He has also served in a principal capacity in various entrepreneurial ventures resulting in successful divestitures.

Mr. Mohan Warrior has been an Angel Investor for early stage technology companies since Jan 2017 and serves as an Adviser to many of them. Mr. Warrior was president and chief executive officer (CEO) of Alfalight Inc. (“Alfalight”) from February 2004 to Sep 2016. Alfalight is a GaAs based high power diode laser manufacturing company with headquarters in Madison, Wisconsin. Alfalight serves military, telecom and industrial customers. Mr. Warrior established Alfalight as a leading provider of high-powered laser diode solutions in both commercial and defense segments. Alfalight was sold to Gooch and Housego in 2016. Prior to joining Alfalight, Mr. Warrior’s career included 15 years at Motorola Semiconductors (now Freescale) where he led the test and assembly operations, a group of 3500 employees, in the US, Scotland and Korea. Mr Warrior earned his Bachelor’s degree in Chemical Engineering from Indian Institute of Technology, Delhi, a Master’s degree in Chemical Engineering from Syracuse University, New York and an MBA from the Kellogg School of Management at Northwestern University

Mr. Jean-Louis Malinge recently retired as partner with ARCH Venture Partners, an early-stage venture capital firm with nearly $2 billion under management. Additionally, he is a board member of EGIDE SA, CAILabs and Aeponyx. EGIDE SA is a public French company which designs, manufactures and sells hermetic packages for the protection and interconnection of several types of electronic and photonic chips. CAIlabs is a venture-backed French innovative start-up founded in 2013 which has developed a unique spatial multiplexing platform. Aeponyx is a venture-backed Canadian innovative start-up which develops a platform combining Silicon Nitride waveguides with planar MEMS for photonics components. From 2004 to 2013 Jean- Louis was President and CEO of Kotura, a Silicon Photonics pioneer which was acquired in 2013 by Mellanox Technologies. Prior to Kotura Mr. Malinge was an executive with Corning Inc for 15 years. Jean-Louis hold an Executive M.B.A. from MIT Sloan School in Boston, Massachusetts. He also holds an engineering degree from the Institut National des Sciences Appliquées in Rennes, France.

Mr. Don Listwin has over 30 years of technology investing and management experience, highlighted by a decade at Cisco Systems, where he served as executive vice president. During his tenure at Cisco, he built several multi-billion-dollar lines of business, including the company’s Service Provider line of business that underpins much of today’s global Internet infrastructure. More recently, Listwin served as chief executive officer of both Sana Security and Openwave Systems. In addition, Listwin founded and holds the role of chief executive officer of the Canary Foundation, a non-profit research organization focused on the early detection of cancer. He also serves as a director on the boards of AwareX, Calix, iSchemaView, Robin Systems and Teradici. Previously, he also served on the boards or was an advisor to JDS Uniphase, PLUMgrid, Redback Networks, E-TEK Dynamics, the Cellular Telecommunications & Internet Association (CTIA) and the Business Development Bank of Canada (BDC).

Mr. Charbonneau was a general partner at Skypoint Capital Corporation for almost 15 years, where he was jointly responsible for the placement of $100 million of capital in early-stage telecommunications and data communication companies. Charbonneau currently serves on the board of directors of Teradici Corporation, a collaboration solutions Company and the creator of PCoIP protocol technology and Cloud Access Software. He serves on the Board of Surgical Safety Technologies Inc. a early stage start up that uses clinically trained deep learning systems to perform advanced analytics on hospital data. He recently served on the Board of Mitel Networks Corporation, a leading global provider of cloud and on-site business communications until November 2018 when it was sold to a private equity firm. He served as Lead Director, Chair of the Nominating and Governance Committee and Chair of the Audit Committee. He previously served as Chairman of the Board of Trustees for the CBC Pension Board and a director on the board of the Canadian Broadcasting Corporation as well as many technology and networking companies, including March Networks Corporation, TELUS Corporation, Breconridge Corporation and Dragonwave Incorporated.

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

Mr. Riley has more than 30 years’ experience in leadership roles spanning both the semiconductor and optoelectronics industries. He most recently served as General Manager of the Filter Solutions Business Unit at Qorvo, where he was responsible for developing highly integrated RF modules used in flagship smartphones. Prior to the merger of RFMD and TriQuint that formed Qorvo, he held multiple leadership roles at TriQuint, including Managing Director of international headquarters in Singapore, General Manager of the GaAs foundry business, and General Manager of Optoelectronics. Riley was previously the Chief Executive Officer of Opticalis, an early stage optoelectronics company focused on the development of high-density wavelength division multiplexing products. He also held prior roles as Vice President and General Manager of the Optoelectronic business at Agere Systems, and President of Asia-Pacific Sales and Marketing at Lucent Technologies Microelectronics Group. He graduated as valedictorian with a B.S. degree in Electrical Engineering from the School of Engineering at the University of Maine and completed The General Manager Program at Harvard Business School.

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

Fixed Stock Option Plan

On September 21, 2007, the Directors approved a fixed 20% vesting Stock Option Plan (the “Plan”) to replace the Rolling Stock Option Plan that had been in effect since May 4, 2005. The Plan was approved by the disinterested shareholders of the Company at the Shareholders’ Meeting of June 19, 2008 and accepted for filing by the TSXV. Under the Plan, the maximum number of shares (the “Maximum Number”) which may be issued pursuant to options granted under the Plan or otherwise granted cannot exceed 20% of the issued and outstanding shares. The shareholders fixed the Maximum Number at 11,930,000. Thereafter, the Plan has been amended by the Directors, and such amendments have been approved by the shareholders in 2009, 2011, 2013, 2014, 2015, 2016, 2018 and 2020. The Maximum Number is currently 58,538,554 shares.

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

The Plan provides that the number of common shares issuable pursuant to options granted under the Plan and pursuant to other previously granted options is limited to the Maximum Number, currently fixed at 58,538,554. Any subsequent increase in the Maximum Number must be approved by shareholders of the Company and cannot exceed 20% of the issued and outstanding shares of the Company at the time of the shareholders’ approval. There is no other limit to the number of options granted to any individual, except for:

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

Officer Compensation

Total cash compensation accrued and/or paid (directly and/or indirectly) to all of our Officers during fiscal year 2020 was $1,501,058 (refer to ITEM 7. “Major Shareholders and Related Party Transactions” for information regarding indirect payments)

In order to assist the Board of Directors in fulfilling its oversight responsibilities with respect to human resources matters, the Board established a Compensation Committee. The Compensation Committee reviews and makes determinations with respect to senior officer compensation on a regular basis with any discretionary compensation used only for extraordinary projects or significant milestone results that advance the Company’s growth potential. When determining Executive Officers’ compensation, the Compensation Committee receives input and guidance from the Executive Chairman of the Board and the Chief Executive Officer of the Company. In the past, the Compensation Committee has engaged an outside consultant to conduct a peer group review to provide guidance to the Compensation Committee with respect to appropriate comparative terms for executive compensation and stock option grants. The Company also utilizes peer group comparisons from subsidiary locations to assist in its salary review of various positions in those locations. The Compensation Committee utilizes such comparative reviews to assist it in making appropriate recommendations to the Board.

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

The following table sets forth all annual and long-term compensation for services in all capacities to the Company for fiscal year 2020 of the Company.

			Share-	Options Based Awards (1)(2)			Non-Equity Incentive Plan Compensation
Name and Principal Position	Fiscal Year	Salary (2)	Based Awards (1) (2)	No. of Options	Value of Options (1) (2)	Annual Incentive Plans	Long-term Incentive Plans	Pension Value	All other Comp.	Total Comp.
Dr. Suresh Venkatesan	2020	440,000	-	2,500,000	875,825	-	-	-	-	1,315,825
Richard Zoccolillo	2020	62,500	-	-	-	-	-	-	-	62,500
Kevin Barnes	2020	143,000	-	800,000	280,264	-	-	-	-	423,264
Thomas Mika	2020	300,000	-	600,000	210,198	-	-	-	-	510,198
Vivek Rajgarhia	2020	365,000	-	1,250,000	437,913	-	-	-	-	802,913
James Lee	2020	190,554	-	200,000	70,066	-	-	-	-	260,620

(1)	The Company used the Black-Scholes model as the methodology to calculate the grant date fair value. The fair value will be recorded as an operating expense as the options vest based on the stock options vesting schedule from the date of grant.

(2)	The exchange rate used in these calculations to convert CAD to USD is based on the exchange rate applicable at the date of grant.

The following table sets forth information concerning all awards outstanding under a stock option plan to each of the current officers, as of December 31, 2020:

		Option-based Awards				Share-based Awards
First Name	Last Name	Number of Securities Underlying Unexercised Options	Option Exercise Price CAD	Option Expiration Date	Value of Unexercised in-the-money Options USD	Number of Shares or Units of Shares that have not Vested	Market or Payout Value of Shares or Units of Shares that have not Vested
Kevin	Barnes	25,000	$0.23	16-Feb-2022	$11,383.95	N/A	N/A
Kevin	Barnes	220,000	$0.28	13-Jul-2027	$91,542.66	N/A	N/A
Kevin	Barnes	500,000	$0.37	15-Jan-2030	$172,722.00	N/A	N/A
Kevin	Barnes	500,000	$0.38	29-May-2029	$168,796.50	N/A	N/A
Kevin	Barnes	25,000	$0.51	28-Sep-2021	$5,888.25	N/A	N/A
Kevin	Barnes	150,000	$0.52	28-Mar-2028	$34,151.85	N/A	N/A
Kevin	Barnes	300,000	$0.53	11-Jun-2030	$65,948.40	N/A	N/A
Kevin	Barnes	50,000	$0.76	28-Feb-2021	$1,962.75	N/A	N/A
Kevin	Barnes	100,000	$0.86	07-Jul-2026	$0.00	N/A	N/A
Yong	Lee	1,000,000	$0.33	04-Nov-2029	$376,848.00	N/A	N/A
Yong	Lee	200,000	$0.53	11-Jun-2030	$43,965.60	N/A	N/A
Thomas	Mika	1,000,000	$0.28	13-Jul-2027	$416,103.00	N/A	N/A
Thomas	Mika	1,000,000	$0.38	29-May-2029	$337,593.00	N/A	N/A
Thomas	Mika	500,000	$0.385	16-Jan-2027	$166,833.75	N/A	N/A
Thomas	Mika	950,000	$0.52	28-Mar-2028	$216,295.05	N/A	N/A
Thomas	Mika	600,000	$0.53	11-Jun-2030	$131,896.80	N/A	N/A
Thomas	Mika	1,000,000	$0.62	02-Nov-2026	$149,169.00	N/A	N/A
Vivek	Rajgarhia	3,250,000	$0.33	04-Nov-2029	$1,224,756.00	N/A	N/A
Vivek	Rajgarhia	1,250,000	$0.53	11-Jun-2030	$274,785.00	N/A	N/A
Suresh	Venkatesan	3,000,000	$0.28	13-Jul-2027	$1,248,309.00	N/A	N/A
Suresh	Venkatesan	4,500,000	$0.38	29-May-2029	$1,519,168.50	N/A	N/A
Suresh	Venkatesan	3,900,000	$0.52	28-Mar-2028	$887,948.10	N/A	N/A
Suresh	Venkatesan	2,500,000	$0.53	11-Jun-2030	$549,570.00	N/A	N/A
Suresh	Venkatesan	300,000	$0.86	07-Jul-2026	$0.00	N/A	N/A

(1)	This amount is calculated based on the difference between the market value of the shares underlying the options as of December 31, 2020, being CAD $0.81 (US$0.64), and the exercise or base price of the option. The exchange rate used in these calculations to convert CAD to USD was 0.7851, being the closing exchange rate at December 31, 2020.

The value vested or earned during fiscal year 2020 of incentive plan awards granted to NEOs are as follows:

		Option-based Awards		Share-based Awards		Non-equity
First Name	Last Name	Number of Securities Underlying Options Vested	Value Vested During the Year USD	Number of Shares or Units of Shares Vested	Value Vested During the Year	Incentive Plan Compensation - Value Earned During The Year
Kevin	Barnes	306,250	$31,968.29	N/A	N/A	N/A
Yong	Lee	250,000	$41,217.75	N/A	N/A	N/A
Thomas	Mika	1,237,500	$108,294.73	N/A	N/A	N/A
Vivek	Rajgarhia	812,500	$133,957.69	N/A	N/A	N/A
Suresh	Venkatesan	3,468,750	$359,624.87	N/A	N/A	N/A

(1)	This amount is the dollar value that would have been realized and is computed by obtaining the difference between the market price of the underlying securities on the vesting date and the exercise or base price of the options under the option-based award. For the named executive officers to realize this value, they would have had to exercise their options and sell the shares on the day of vesting. The exchange rates used in these calculations to convert CAD to USD were the rates applicable on the vesting dates.

Director Compensation

The following table details compensation paid/accrued for fiscal year 2020 for each director who is not also an officer.

			Share-	Options Based Awards (1)(2)			Non-Equity Incentive Plan Compensation
Name and Principal Position	Fiscal Year	Salary (2)	Based Awards (1) (2)	No. of Options	Value of Options (1) (2)	Annual Incentive Plans	Long-term Incentive Plans	Pension Value	All other Comp.	Total Comp.
Chris Tsiofas	2020	40,000	-	293,135	102,694	-	-	-	-	142,694
Peter Charbonneau	2020	51,250	-	372,593	130,531	-	-	-	-	181,781
David Lazovsky (3)	2020	30,000	-	263,821	92,424	-	-	-	-	122,424
Mohandas Warrior	2020	30,000	-	263,821	92,424	-	-	-	-	122,424
Jean-Louis Malinge	2020	30,000	-	263,821	92,424	-	-	-	-	122,424
Don Listwin	2020	40,000	-	293,135	102,694	-	-	-	-	142,694
Glen Riley	2020	-	-	224,600	78,684	-	-	-	-	78,684

(1)	The Company used the Black-Scholes model as the methodology to calculate the grant date fair value. The fair value will be recorded as an operating expense as the stock options vest from the date of grant.

(2)	The exchange rate used in these calculations to convert CAD to USD was the rate of exchange applicable on the date of grant.

(3)	David Lazovsky resigned from the Board of Directors on November 30, 2020

The following table sets forth information concerning all awards outstanding under the stock option plans to each of the current Directors who are not also named executive officers as of December 31, 2020:

		Option-based Awards				Share-based Awards
First Name	First Name	Number of Securities Underlying Unexercised Options	Option Exercise Price CAD	Option Expiration Date	Value of Unexercised in-the-money Options USD	Number of Shares or Units of Shares that have not Vested	Market or Payout Value of Shares or Units of Shares that have not Vested
Peter	Charbonneau	399,000	$0.33	21-Jun-2028	$150,362.35	N/A	N/A
Peter	Charbonneau	400,593	$0.38	29-May-2029	$135,237.39	N/A	N/A
Peter	Charbonneau	35,488	$0.42	06-Feb-2030	$10,866.04	N/A	N/A
Peter	Charbonneau	154,730	$0.52	28-Mar-2028	$35,228.77	N/A	N/A
Peter	Charbonneau	337,105	$0.53	11-Jun-2030	$74,105.12	N/A	N/A
Don	Listwin	468,750	$0.22	22-Jan-2028	$217,129.22	N/A	N/A
Don	Listwin	399,000	$0.33	21-Jun-2028	$150,362.35	N/A	N/A
Don	Listwin	22,822	$0.33	04-Nov-2029	$8,600.43	N/A	N/A
Don	Listwin	360,534	$0.38	29-May-2029	$121,713.75	N/A	N/A
Don	Listwin	293,135	$0.53	11-Jun-2030	$64,439.28	N/A	N/A
Jean-Louis	Malinge	525,000	$0.30	05-Sep-2027	$210,210.53	N/A	N/A
Jean-Louis	Malinge	399,000	$0.33	21-Jun-2028	$150,362.35	N/A	N/A
Jean-Louis	Malinge	360,534	$0.38	29-May-2029	$121,713.75	N/A	N/A
Jean-Louis	Malinge	263,821	$0.53	11-Jun-2030	$57,995.24	N/A	N/A
Glen	Riley	224,600	$0.50	04-Dec-2030	$54,663.37	N/A	N/A
Chris	Tsiofas	687,500	$0.28	13-Jul-2027	$286,070.81	N/A	N/A
Chris	Tsiofas	487,666	$0.33	21-Jun-2028	$183,775.96	N/A	N/A
Chris	Tsiofas	440,653	$0.38	29-May-2029	$148,761.37	N/A	N/A
Chris	Tsiofas	293,135	$0.53	11-Jun-2030	$64,439.28	N/A	N/A
Chris	Tsiofas	150,000	$0.86	07-Jul-2026	$0.00	N/A	N/A
Mohandas	Warrior	562,500	$0.28	13-Jul-2027	$234,057.94	N/A	N/A
Mohandas	Warrior	399,000	$0.33	21-Jun-2028	$150,362.35	N/A	N/A
Mohandas	Warrior	360,534	$0.38	29-May-2029	$121,713.75	N/A	N/A
Mohandas	Warrior	263,821	$0.53	11-Jun-2030	$57,995.24	N/A	N/A
Mohandas	Warrior	150,000	$0.86	07-Jul-2026	$0.00	N/A	N/A

(1)	This amount is calculated based on the difference between the market value of the shares underlying the options as of December 31, 2020, being CAD $0.81 (US$0.64), and the exercise or base price of the option. The exchange rate used in these calculations to convert CAD to USD was 0.7851, being the closing exchange rate at December 31, 2020.

The value vested or earned during fiscal year 2020 of incentive plan awards granted to Directors who are not also named executive officers are as follows:

		Option-based Awards		Share-based Awards		Non-equity
First Name	Last Name	Number of Securities Underlying Options Vested	Value Vested During the Year	Number of Shares or Units of Shares Vested	Value Vested During the Year	Incentive Plan Compensation - Value Earned During The Year
Peter	Charbonneau	395,465	$26,163.43	N/A	N/A	N/A
Don	Listwin	349,657	$23,790.10	N/A	N/A	N/A
Jean-Louis	Malinge	312,178	$20,418.21	N/A	N/A	N/A
Chris	Tsiofas	395,019	$24,495.28	N/A	N/A	N/A
Mohandas	Warrior	340,303	$20,418.21	N/A	N/A	N/A

(1)	This amount is the dollar value that would have been realized and is computed by obtaining the difference between the market price of the underlying securities on the vesting date and the exercise or base price of the options under the option- based award.

Termination and Change of Control Benefits

Other than as described in their individual management agreements, the Company has no plans or arrangements in respect of remuneration received or that may be received by the Officers the Company to compensate such Officers, in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control.

Pension Plan Benefits

The Company does not provide a defined benefit plan to the Officers or any of its employees.

The Company offers a defined contribution plan that is a 401k Plan but does not contribute toward such plan. The Company does not have any deferred compensation plans other than that described above.

The following individuals were executives of the Company in 2020:

Name	Title
Suresh Venkatesan	CEO
Vivek Rajgarhia	President
Thomas Mika	Executive Vice President and CFO
Yong Meng (James) Lee	General Manager, POET Technologies Pte Ltd
Kevin Barnes	Treasurer, Corporate Controller

C.	Board Practices

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

Lead independent director

Our independent directors have selected Peter Charbonneau to serve as the lead independent director. The lead independent director’s primary role is to facilitate the functioning of the board, and to maintain and enhance the quality of our corporate governance practices. The lead independent director presides over the private sessions of our independent directors that take place following each meeting of the board and conveys the results of these meetings to the chair of the board.

The Board and committees of the Board schedule regular meetings over the course of the year.

During fiscal 2020, the Board held 16 regularly scheduled meetings, including committee meetings. If for various reasons, Board members may not be able to attend a Board meeting, all Board members are provided information related to each of the agenda items before each meeting, and, therefore, can provide counsel outside the confines of regularly scheduled meetings.

The Board has adopted standards for determining whether a director is independent from management. The Board reviews, consistent with the Company’s corporate governance guidelines, whether a director has any material relationship with the Company that would impair the director’s independent judgment. The Board has affirmatively determined, that as of the filing of this Form 20-F, based on its standards, that Messrs. Tsiofas, Malinge, Charbonneau, Listwin, Riley and Warrior are independent.

Directors’ Service Contracts

Mr. Venkatesan has an employment contract with the Company.

Audit and Compensation Committees of the Board of Directors

We currently have four board committees; (1) an Audit Committee; (2) a Compensation Committee, (3) a Strategy Committee and (4) a Corporate Governance and Nominating Committee. Committee charters for the Audit, Compensation and Corporate Governance and Nominating Committees can be found on the Company’s website (poet-technologies.com). The Strategy Committee is an ad-hoc committee and therefore does not have a charter. The names of the members and a summary of the terms of the charter for each the Audit Committee and the Compensation Committee is provided below.

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

Compensation Committee

The Compensation Committee is currently comprised of three members: Don Listwin (Chair), Chris Tsiofas and Glen Riley. Mr. Listwin was appointed chair of the Compensation Committee on August 8, 2019. All three members are independent directors. The Board has determined that all members of the Compensation Committee are qualified as members based on the following:

Mr. Don Listwin, Chairman of the Compensation Committee has over 30 years of technology investing and management experience, highlighted by a decade at Cisco Systems, where he served as its Executive Vice President. Mr. Listwin currently serves as chief executive officer of RapidAI and in the recent past served as chief executive officer of both Sana Security and Openwave Systems. Mr. Listwin also currently serves as a director on the boards of AwareX, Calix, Robin Systems and Teradici. Previously, he also served on the boards or was an advisor to JDS Uniphase, PLUMgrid, Redback Networks, E-TEK Dynamics, the Cellular Telecommunications & Internet Association (CTIA) and the Business Development Bank of Canada (BDC). In these capacities, Mr. Listwin had extensive direct experience with executive compensation matters as both a chief executive and board member of an assortment of companies, large and small, including companies within industries directly relevant to the Company.

Mr. Chris Tsiofas, CA, CPA, earned a Bachelor’s of Commerce Degree from the University of Toronto and is a member of the Institute of Chartered Accountants of Canada and the Canadian Tax Foundation. He has been on the Board of Directors of the Company since August of 2012. Mr. Tsiofas is the president of MTN Chartered Professional Accountant Professional Corporation, a public accountancy firm. He sits on various private company boards. He has also served in a principal capacity in various entrepreneurial ventures resulting in successful divestitures. Tsiofas formerly served as Chairman of the Company’s Compensation Committee and has directed past engagements with the Company’s outside executive compensation consultants. Mr. Tsiofas is also the Chairman of the Audit Committee of the Board of Directors. He brings to the Compensation Committee specialized knowledge regarding the tax impact of certain compensation policies and practices on individuals and on the Company.

Mr. Riley has more than 30 years’ experience in leadership roles spanning both the semiconductor and optoelectronics industries. He has been on the Board of Directors of the Company since December 2020. Mr. Riley most recently served as General Manager of the Filter Solutions Business Unit at Qorvo. Prior to the merger of RFMD and TriQuint that formed Qorvo, he held multiple senior leadership roles at the vice-presidential level with TriQuint, including Managing Director of TriQuint’s international headquarters in Singapore, General Manager of the GaAs foundry business, and General Manager of Optoelectronics. Prior to TriQuint he was the Chief Executive Officer of privately held Opticalis, an early stage optoelectronics company. He has also held roles as Vice President and General Manager of the Optoelectronic business at Agere Systems, and President of Asia-Pacific Sales and Marketing at Lucent Technologies Microelectronics Group. Mr. Riley has extensive direct experience with executive compensation from these prior senior level executive roles with these companies in technology industries related to the Company.

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

As of December 31, 2020, the Company had twenty-five (25) full-time employees and three (4) consultants, Eight (8) employees and one (1) consultant work at our lab facility either as support staff or are engaged in research and development initiatives; two (2) employees and one (1) consultant are employed at the Canadian office; Thirteen (13) employees are employed at our fabrication facility in Singapore; Two (2) employees are employed at our product development facility in China; One (1) consultant is located in in Italy; and One (1) consultant is located in Japan. None of the Company’s employees are covered by collective bargaining agreements.

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

E.	Share Ownership and Other Securities

The following table sets forth certain information regarding the beneficial ownership of our outstanding common shares for: (i) each of our Directors and Officers individually; (ii) all of our Directors and Officers as a group; and (iii) each other person known to us to own beneficially more than 5% of our common shares as of March 13, 2021. Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. The table also includes the number of shares underlying options that are exercisable within sixty (60) days of March 13, 2021. Ordinary shares subject to these options are deemed to be outstanding for the purpose of computing the ownership percentage of the person holding these options, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person.

The shareholders listed below do not have any different voting rights from our other shareholders.

	Number of Shares Beneficially Owned (1)	Percent of Class
Directors and Officers:
Chris Tsiofas	25,000	0%
Thomas Mika	100,000	0%
Kevin Barnes	17,463	0%
Mohandas Warrior	262,500	0%
Suresh Venkatesan	115,000	0%
Don Listwin	2,103,207	0%
Directors and Officers Subtotal	2,623,170	0.7%
Major Shareholders:
None that we are aware of.

(1)	The number of shares set forth for each Director, Officer and Major Shareholder is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act.

See “ITEM 6.B. Compensation” for the exercise prices of options.

	Number of options exercisable within 60 days	Percent of class
Glen Riley	56,150	0%
James Lee	375,000	1%
Kevin Barnes	763,750	2%
Vivek Rajgarhia	1,218,750	3%
Peter Charbonneau	1,280,140	3%
Mohandas Warrior	1,407,400	3%
Jean-Louis Malinge	1,482,400	3%
Chris Tsiofas	1,985,670	4%
Thomas Mika	3,587,500	8%
Suresh Venkatesan	8,006,250	18%
	24,750,404	54%

	Number of Warrants exercisable within 60 days	Exercise price CA$	Percent of class
Suresh Venkatesan	37,500	0.52	0%

Beneficially owned convertible debentures
Kevin Barnes	$15,702
Peter Charbonneau	$78,510
Mohandas Warrior	$54,957
Jean-Louis Malinge	$54,957
Chris Tsiofas	$78,510
Thomas Mika	$23,553
Suresh Venkatesan	$78,510
Don Listwin	$78,510
$463,209

The Convertible Debentures are convertible at the option of the holders thereof into units at any time after October 31, 2019 at a conversion price of CAD$0.40 per unit into units of the Company. Each unit consists of one common share and one common share purchase warrant. Each common share purchase warrant entitles the holder to purchase one common share of the Company at a price of CAD$0.50 per share for a period of four years from the date upon which the convertible debenture was issued.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Holdings by Major Shareholders

Please refer to ITEM 6.E. “Share Ownership” for details regarding securities held by Directors, Officers and Major Shareholders. The Company’s major shareholders do not have any different or special voting rights.

U.S. Share Ownership

As of March 13, 2021, there were a total of 445 holders of record of our common shares with addresses in the U.S. We believe that the number of U.S beneficial owners is substantially greater than the number of U.S record holders, because a large portion of our common shares are held in broker “street names.” As of March 13, 2021, U.S. holders of record held approximately 0.65% of our outstanding common shares.

Control of Company

The Company is a publicly owned Ontario corporation, the shares of which are owned by Canadian residents, U.S. residents and other foreign residents. The Company is not controlled by any foreign government or other person(s) except as described in ITEM 4.A. “History and Progress of the Company” and ITEM 6.E. “Share Ownership.”

Change of Control of Company Arrangements

None

B.	Major Shareholders and Related Party Transactions

No shareholder beneficially owns 5% or more of the Company’s common shares.

Compensation to key management personnel (CEO, CFO, President, GM POET Technologies Pte Ltd, Treasurer) was as follows:

	2020	2019	2018

Salaries	$1,501,058	$1,251,277	$1,216,250
Share-based payments (1)	2,144,930	2,135,579	2,449,683

Total	$3,645,988	$3,386,856	$3,665,933

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

On February 11, 2021, the Company completed a brokered private placement offering of 17,647,200 units at a price of $0.67 (CAD$0.85) per unit for gross proceeds of $11,811,118 (CAD$15,000,120). Each unit consists of one common share and one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at a price of $0.90 (CAD$1.15) per share until February 11, 2023. At any time after June 12, 2021, the Company reserves the right to accelerate the expiry of the warrants if the Company’s average stock price exceeds $1.81 (CAD$2.30) for a period of 10 consecutive trading days. The broker was paid a cash commission of $708,667 (CAD$900,007) equating to 6% of the gross proceeds and received 1,058,832 broker warrants. Each broker warrant is exercisable into one common share of the Company at a price of $0.67 (CAD$0.85) per broker warrant until February 11, 2023.

In addition to funds received from the brokered private placement, subsequent to December 31, 2020 the Company received $8,441,240 (CAD$10,714,953) from the exercise of stock options and warrants. The Company also improved its liquidity by $1,709,526 (CAD$2,170,000) through the conversion of convertible debentures into common shares of the Company.

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

Period Ended	High (CA$)	Low (CA$)
MONTHLY
February 28, 2021	1.49	1.02
January 31, 2021	1.11	0.71
December 31, 2021	0.87	0.46
November 30, 2020	0.56	0.46
October 31, 2020	0.64	0.51
September 30, 2020	0.58	0.49
QUARTERLY
February 28, 2021	1.49	0.46
November 30, 2020	0.64	0.46
August 31, 2020	0.71	0.48
May 31, 2020	0.62	0.22
February 28, 2020	0.55	0.34
November 30, 2019	0.43	0.30
August 31, 2019	0.46	0.35
May 31, 2019	0.40	0.31
February 28, 2019	0.46	0.25
November 30, 2018	0.44	0.24
YEARLY
December 31, 2020	0.71	0.22
December 31, 2019	0.46	0.27
December 31, 2018	0.79	0.19
December 31, 2017	0.51	0.17
December 31, 2016	1.44	0.27

B.	Plan of Distribution

Not Required.

C.	Markets

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

The threshold for a pre-closing net benefit review depends on whether the purchaser is: (a) controlled by a person or entity from a member of the WTO; (b) a state- owned enterprise (SOE); or (c) from a country considered a “Trade Agreement Investor” under the Investment Act. A different threshold also applies if the Canadian business carries on a cultural business. The 2021 threshold for WTO investors that are SOEs will be $416 million based on the book value of the Canadian business’ assets, down from $428 million in 2020. The 2021 thresholds for review for direct acquisitions of control of Canadian businesses by private sector investor WTO investors ($1 billion) and private sector trade- agreement investors ($1.5 billion) remain the same and are both based on the “enterprise value” of the Canadian business being acquired.

A non-Canadian, whether a WTO Investor or otherwise, would be deemed to acquire control of the Company for purposes of the Investment Act if he or she acquired a majority of the common shares of the Company. The acquisition of less than a majority, but at least one-third of the shares, would be presumed to be an acquisition of control of the Company, unless it could be established that the Company is not controlled in fact by the acquirer through the ownership of the shares. In general, an individual is a WTO Investor if he or she is a “national” of a country (other than Canada) that is a member of the WTO (“WTO Member”) or has a right of permanent residence in a WTO Member. A corporation or other entity will be a “WTO Investor” if it is a “WTO Investor-controlled entity,” pursuant to detailed rules set out in the Investment Act. The U.S. is a WTO Member. Certain transactions involving our common shares would be exempt from the Investment Act, including:

●	an acquisition of the shares if the acquisition were made in the ordinary course of that person’s business as a trader or dealer in securities;
●	an acquisition of control of the Company in connection with the realization of a security interest granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Act; and
●	an acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization, following which the ultimate direct or indirect control in fact of the Company, through the ownership of voting interests, remains unchanged.

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

After canvassing several commentaries concerning the new regime, we have concluded that:

●	It will be much more difficult for hostile bidders as a result of target issuers having a much longer period of time to respond, concurrent with the added risk and cost to such bidders.

●	There is good reason to expect that, except in unusual circumstances, regulators will not permit SRPs to remain in effect after a 105 day bidding period.

●	A significant number of reporting issuers have not sought re-approval of their SRPs since the amendments were introduced and those that have sought to renew their SRPs have been required to amend the plans to comply with the new rules.

●	A large part of the traditional rationale for adopting SRPs has now been eliminated.

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

1.	On May 11, 2016 the Company acquired all the issued and outstanding shares of DenseLight Semiconductor Pte. Ltd. in an all-stock acquisition for $10,500,000 satisfied through the issuance of 13,611,150 common shares.

2.	On June 22, 2016, the Company acquired all the issued and outstanding shares of BB Photonics, a New Jersey company and its subsidiary BB Photonics UK Ltd, collectively BB Photonics, a designer of integrated photonic solutions for the data communications market for consideration of $1,550,000. The all-stock purchase was accomplished with the issuance of 1,996,090 common share of the Company at a price of $0.777 per share.

3.	On October 19, 2016, the Company announced that it had entered into an agreement with Singapore’s Economic Development Board (EDB) to expand the Company’s research and development operations in Singapore. Under this agreement, the Company is eligible to receive support up to a maximum of S$10.7 million (US$7.7 million) over five years subject to certain expenditure, capital acquisition and head count thresholds.

4.	On April 18, 2019, the Company signed loan and security agreements for a senior secured credit facility (the “Bridge Loan”) to be provided by Espresso Capital Ltd which grants the Company access to a maximum US$5,000,000. On April 23, 2019 the Company received the initial advance against the credit facility in the amount of US$2,000,000. In partial consideration of the US$5,000,000 gross credit facility available to the Company, and in connection with the initial advance, the Company issued to Espresso Capital warrants for the purchase of 3,289,500 common shares at a price of C$0.35 per share. The Warrants expire on April 18, 2020.

5.	On August 20, 2019, the Company signed a definitive agreement with respect to the sale of DenseLight for $26,000,000. The Share Sale Agreement was signed on November 8, 2019 when the sale was consummated.

6.	On June 30, 2020, the Company announced that it signed a Letter of Intent to establish a joint venture with Xiamen Sanan Integrated Circuit Co. Ltd. (“Sanan IC”) to manufacture cost-effective, high-performance optical engines based on POET’s proprietary CMOS compatible Optical Interposer platform technology. The definitive joint venture agreement was signed on October 21, 2020.

D.	Exchange Controls

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

The following summary discusses certain material U.S. and Canadian tax considerations related to the holding and disposition of common stock as of the hereof. Prospective purchasers of our common stock are advised to consult their own tax advisers concerning the consequences under the tax laws of the country of which they are resident or in which they are otherwise subject to tax of making an investment in our common stock.

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

U.S. Federal Income Tax Considerations

Subject to the limitations described herein, the following discussion summarizes certain U.S. federal income tax consequences to a U.S. Holder of our common shares. A “U.S. Holder” means a holder of our common shares who is:

● an individual who is a citizen or resident of the U.S. for U.S. federal income tax purposes;

● a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the U.S. or under the laws of the U.S. or any political subdivision thereof, or the District of Columbia;

● an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

● a trust (i) if, in general, a court within the U.S. is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or (ii) that has in effect a valid election under applicable U.S. Treasury Regulations to be treated as a U.S. person.

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

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), current and proposed Treasury Regulations promulgated thereunder, and administrative and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. Holder in light of such holder’s individual circumstances. In particular, this discussion does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to U.S. Holders that are subject to special treatment, including U.S. Holders that:

● are broker-dealers or insurance companies;

●have elected market-to-market accounting;

●are tax-exempt organizations or retirement plans;

●are financial institutions or “financial services entities”;

● hold our common shares as part of a straddle, “hedge” or “conversion transaction” with other investments;

● acquired our common shares upon the exercise of employee stock options or otherwise as compensation;

●own directly, indirectly or by attribution at least 10% of our voting power;

●have a functional currency that is not the U.S. Dollar;

●are grantor trusts;

●are certain former citizens or long-term residents of the U.S.; or

●are real estate trusts or regulated investment companies.

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

We believe we were not a PFIC for the year ending December 31, 2020 and do not expect to be classified as a PFIC for the year ending December 31, 2021. However, PFIC status is determined as of the end of each taxable year and is dependent on a number of factors, including the value of our passive assets, the amount and type of our gross income, and our market capitalization. Therefore, there can be no assurance that we will not become a PFIC for the current taxable year ending December 31, 2020 or in a future taxable year. U.S. Holders which are individuals, estates and trusts and whose income exceeds certain thresholds will be required to pay a 38% surtax on “net investment income” including, among other things, dividends (if any) and net gain realized from our common shares. U.S. Holders should consult with their own tax advisors regarding the application of this tax. We will notify U.S. Holders in the event we conclude that we will be treated as a PFIC for any taxable year.

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

The consolidated financial statements of POET Technologies Inc. as of December 31, 2020, 2019 and 2018 included herein, have been audited by Marcum LLP, our independent registered accounting firm for that period, 555 Long Wharf Drive, 8th Floor, New Haven, CT 06511, USA, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

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

Exchange Rate Risk

The Company is exposed to foreign currency risk with the Canadian and Singapore dollar. The Company maintains bank accounts and cash reserves in US, Canadian and Singapore dollars with the majority of reserves currently split between Canadian and US dollars. The Canadian dollar reserves are exposed to currency fluctuations. Most of the company’s operations are transacted in US and Singapore dollars. A 10% change in the Canadian and Singapore dollar would have increased or decreased other comprehensive loss by $229,088.

The following table shows exchange rates, from CAD to USD, for the past six months:

Period	High (1)	Low (1)	Average (2)
February 2021	0.8021	0.7770	0.7874
January 2021	0.7943	0.7767	0.7857
December 2020	0.7887	0.7705	0.7588
November 2020	0.7738	0.7491	0.7557
October 2020	0.7638	0.7467	0.7581
September 2020	0.7687	0.7451	0.7551
September 2020 — February 28, 2021	0.8021	0.7451	0.7736

(1)	Bank of Canada monthly average rates
(2)	Bank of Canada daily closing average rates

The following table shows exchange rates, from SGD to USD, for the past six months:

Period	High (1)	Low (1)	Average (2)
February 2021	0.7581	0.7465	0.7523
January 2021	0.7590	0.7504	0.7547
December 2020	0.7566	0.7450	0.7508
November 2020	0.7479	0.7291	0.7385
October 2020	0.7392	0.7306	0.7349
September 2020	0.7384	0.7248	0.7316
September 2020 — February 28, 2021	0.7590	0.7248	0.7419

(1)	Bank of Singapore monthly average rates
(2)	Bank of Singapore daily closing average rates

Market Risk

Market risk arises from the possibility that changes in market prices will affect the value of the financial instruments of the Company. The Company is exposed to fair value fluctuations on its cash equivalents. The Company’s other financial instruments (cash and accounts payable and accrued liabilities) are not subject to market risk, due to the short- term nature of these instruments. The Company manages market risk through its investment policy where surplus funds are only invested in a manner that will provide the optimal blend of investment returns and principal protection while meeting its daily cash flow and liquidity demands.

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

We carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this report. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of such period, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported accurately and within the time frames specified in the SEC’s rules and forms and accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Notwithstanding the foregoing, there can be no assurance that our disclosure controls and procedures will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be set forth in our reports.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2020. In making this assessment, it used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that assessment and those criteria, management concluded that, as of December 31, 2020, the Company’s internal control over financial reporting was effective.

(c)	Attestation Report of Registered Public Accounting Firm

Not applicable.

(d)	Changes in Internal Controls over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2020 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. Audit Committee Financial Expert

Our Board of Directors has determined that Chris Tsiofas is an audit committee financial expert. The Board has determined that Mr. Tsiofas satisfies the criteria of “audit committee financial expert” set forth in Item 16A of Form 20-F and is independent in accordance with Rule 4200 of the Nasdaq Marketplace Rules.

ITEM 16B. Code of Ethics

As amended in March 2021, our Board of Directors adopted a Code of Business Conduct and Ethics (the “Code”) that applies to all our employees, including without limitation our chief executive officer, chief financial officer and principal accounting officer. Our Code may be viewed on our website at www.poet-technologies.com and is filed as an Exhibit to this Annual Report. A copy of our Code may be obtained, without charge, upon a written request addressed to our office at, 120 Eglinton Avenue East, Suite 1107, Toronto, Ontario M4P 1E2, Canada.

ITEM 16C. Principal Accountant Fees and Services Fees Paid to Independent Registered Public Accounting Firm

The following table sets forth, for each of the years indicated, the fees billed by our independent registered public accounting firm, Marcum LLP.

	Year Ended December 31,
Services Rendered	2020	2019

Audit Fees (1)	$170,500	$175,000
All Other Fees (2)	17,200	17,200
Total	$187,700	$192,200

(1)	Audit fees included fees for the audit of the Company’s annual consolidated financial statements and services rendered in connection with filing of registration statements.

(2)	Tax fees relate to tax compliance services for our US-based entities.

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

a.	Audited Financial Statements — for the years ended December 31, 2020, 2019 and 2018 and as of December 31, 2020, 2019 and 2018

ITEM 18. Financial Statements

The Company has elected to provide financial statements pursuant to ITEM 17.

ITEM 19. Exhibits

1.1	Certificate and Articles of Continuance (1)
1.2	Amended and Restated Bylaws (2)
2.0	Description of Securities (6)
4.1	License Agreement with the University of Connecticut, dated April 28, 2003, as amended April 15, 2014 (1)
4.2	Agency Agreement with IBK Capital Corp., dated February 14, 2013 (1)
4.3	Shareholder Rights Plan Agreement between the Company and TMX Equity Transfer Services, Inc.(2)
4.4	Employment Agreement with Suresh Venkatesan, dated June 10, 2015 (3)
4.5	Employment Agreement with Vivek Rajgarhia, dated November 4, 2019 (7)
4.6	Employment Agreement with Thomas Mika, dated November 2, 2016 (4)
4.7	Definitive agreement with Sanan Integrated Circuit Co., Ltd dated October 21, 2020 (7)
4.8	Sale and Purchase Agreement for DenseLight Semiconductors PTE, LTD, dated April 27, 2016 (4)
4.9	Sale and Purchase Agreement for BB Photonics Inc. dated May 16, 2016 (4)
4.10	2020 Stock Option Plan (7)
4.11	Form of Option Agreement(1)
4.12	Form of Warrant for Purchase of Common Shares (1)
4.13	Stock Specimen Certificate (1)
4.14	Credit Facility Agreement (5)
4.15	Share Sale Agreement for DenseLight Semiconductors PTE, Ltd dated August 20, 2019 (6)
4.16	Employment agreement with Vivek Rajgarhia, dated November 4, 2019 (6)
4.17	Convertible Debenture Indenture, dated April 3, 2019 (6)
4.18	Warrant Indenture with TSX Trust Company, dated April 3, 2019 (6)
4.19	Convertible Debenture Indenture, dated May 3, 2019 (6)
4.20	Warrant Indenture with TSX Trust Company, dated May 3, 2019 (6)
4.21	Convertible Debenture Indenture, dated June 3, 2019 (6)
4.22	Warrant Indenture with TSX Trust Company, dated June 3, 2019 (6)
4.23	Convertible Debenture Indenture, dated August 2, 2019 (6)
4.24	Warrant Indenture with TSX Trust Company, dated August 2, 2019 (6)
4.25	Convertible Debenture Indenture, dated September 19, 2019 (6)
4.26	Warrant Indenture with TSX Trust Company, dated September 19, 2019 (6)
4.27	Warrant indenture with TSX Trust Company, dated February 11, 2021 (7)
4.28	Engagement letter with Cormark Securities Inc, dated January 25, 2021 (7)
4.29	Upsize letter with Cormark Securities Inc, dated January 26, 2021 (7)
4.30	Form of Subscription for Units of Private Placement, February 11, 2021 (7)
8.1	List of Subsidiaries: See ITEM 4.C.
11.1	Code of Business Conduct and Ethics (7)
12.1	Certification of Principal Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (7)
12.2	Certification of Principal Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (7)
13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (7)
13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (7)
23.1	Consent of Marcum LLP, independent registered accounting firm (7)
101. INS(*)	XBRL Instance Document (7)
101.SCH(*)	XBRL Taxonomy Extension Schema Linkbase Document (7)
101. AL(*)	XBRL Taxonomy Extension Calculation Linkbase Document (7)
101.DEF(*)	XBRL Taxonomy Extension Definition Linkbase Document (7)
101.LAB(*)	XBRL Taxonomy Extension Label Linkbase Document (7)
101.PRE(*)	XBRL Taxonomy Extension Presentation Linkbase Document (7)
104(*)	Cover Page Interactive Data File (embedded within Inline XBRL document) (7)

(1) Filed as an exhibit to the Company’s registration statement under the Securities and Exchange Act on Form 20-F on May 15, 2014 and incorporated herein by reference.

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

(5) Filed as an exhibit to the Company’s annual Form 20-F on April 30, 2019 and incorporated herein by reference

(6) Filed as an exhibit to the Company’s annual Form 20-F on April 29, 2020 and incorporated herein by reference.

(7) Filed as an exhibit to this Form 20-F.

(*) In accordance with Rule 402 of Regulation S-T, the information in these exhibits shall not be deemed to be “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

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

The consolidated financial statements for the years ended December 31, 2020, 2019 and 2018 have been audited by Marcum LLP, independent registered public accounting firm, which has full and unrestricted access to the Audit Committee. Marcum’s report on the consolidated financial statements is presented herein.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

POET TECHNOLOGIES INC.

/s/ Suresh Venkatesan
Suresh Venkatesan
Chief Executive Officer

Date: April 09, 2021

POET

TECHNOLOGIES INC.

Consolidated Financial Statements

For the Year Ended December 31, 2020, 2019 and 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

POET Technologies Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of POET Technologies Inc. (the “Company”) as of December 31, 2020, 2019 and 2018, the related consolidated statements of operations and deficit, comprehensive loss, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and the Canadian Public Accounting Board (“CPAB”) and are required to be independent with respect to the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

New Haven, Connecticut

April 09, 2021

POET TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in US Dollars)

December 31,	2020	2019	2018

Assets
Current
Cash and cash equivalents (Note 2)	$6,872,894	$1,428,129	$2,567,868
Accounts receivable (Notes 2 and 4)	-	-	946,944
Receivable from the sale of discontinued operations (Notes 3 and 23)	-	18,000,000	-
Prepaids and other current assets (Note 5)	618,717	831,265	2,936,619
Inventory (Note 6)	-	-	436,833

	7,491,611	20,259,394	6,888,264

Property and equipment (Note 7)	3,185,754	3,143,060	9,299,513
Patents and licenses (Note 8)	438,677	452,384	466,714
Right of use asset (Note 9)	520,686	222,517	-
Intangible assets (Note 10)	-	-	802,409
Goodwill (Note 24)	-	-	7,681,003

	$11,636,728	$24,077,355	$25,137,903

Liabilities

Current
Accounts payable and accrued liabilities (Note 11)	$1,730,361	$1,725,708	$3,040,422
Covid-19 government support loans (Note 26)	147,841	-	-
Lease liability (Note 9)	172,949	90,504	-
Convertible debentures (Note 12)	3,341,246	3,089,033	-

	5,392,397	4,905,245	3,040,422

Non-current covid-19 government support loans (Note 26)	70,310	-	-
Non-current lease liability (Note 9)	359,048	133,254	-
Deferred tax liability (Note 24)	-	-	1,000,427
Deferred rent	-	-	1,814

	5,821,755	5,038,499	4,042,663

Shareholders’ Equity

Share capital (Note 13(b))	114,586,260	112,144,172	112,028,194
Equity component of convertible debentures (Note 12)	565,121	627,511	-
Warrants and compensation options (Note 14)	5,557,002	8,525,358	8,303,738
Contributed surplus (Note 15)	44,407,679	38,799,337	36,042,754
Accumulated other comprehensive loss	(1,983,212)	(1,908,715)	(2,083,514)
Deficit	(157,317,877)	(139,148,807)	(133,195,932)

	5,814,973	19,038,856	21,095,240
	$11,636,728	$24,077,355	$25,137,903

Commitments and contingencies (Note 17)

On behalf of the Board of Directors

Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

POET TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Expressed in US Dollars)

For the Years Ended December 31,	2020	2019	2018

Operating expenses
Selling, marketing and administration (Note 22)	8,137,998	6,697,387	6,173,875
Research and development (Note 22)	6,634,317	2,083,815	2,262,476

Operating expenses	14,772,315	8,781,202	8,436,351
Impairment of long lived assets (Notes 10 and 24)	-	1,764,459	-
Interest expense (Notes 9 and 12)	937,903	819,911	-
Amortization of debt issuance costs (Note 12)	-	372,340	-
Other income, including interest	(41,148)	(10,540)	(14,234)
Credit loss on receivable from sale of
discontinued operation (Notes 3 and 23)	2,500,000	-	-

Net loss from continuing operations, before taxes	(18,169,070)	(11,727,372)	(8,422,117)
Income tax recovery (Note 25)	-	292,740	-

Net loss from continuing operations	(18,169,070)	(11,434,632)	(8,422,117)

Income (loss) from discontinued operations, net of taxes (Notes 23 and 25)	-	5,481,757	(7,900,662)

Net loss	(18,169,070)	(5,952,875)	(16,322,779)

Deficit, beginning of year	(139,148,807)	(133,195,932)	(116,873,153)

Net loss	(18,169,070)	(5,952,875)	(16,322,779)

Deficit, end of year	$(157,317,877)	$(139,148,807)	$(133,195,932)

Basic and diluted loss per share, continuing operations (Note 16)	$(0.06)	$(0.04)	$(0.03)
Basic and diluted income (loss) per share, discontinued operations (Note 16)	$-	$0.02	$(0.03)
Basic and diluted net loss per share (Note 16)	$(0.06)	$(0.02)	$(0.06)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Expressed in US Dollars)
For the Years Ended December 31,	2020	2019	2018

Net loss	$(18,169,070)	$(5,952,875)	$(16,322,779)

Other comprehensive income (loss) - net of income taxes
Exchange differences on translating foreign operations, continuing operations	(74,497)	3,109	(543,557)
Exchange differences on translating foreign operations, discontinued operations	-	171,690	218,675

Comprehensive loss	$(18,243,567)	$(5,778,076)	$(16,647,661)

The accompanying notes are an integral part of these consolidated financial statements.

POET TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Expressed in US Dollars)

For the Years Ended December 31,	2020	2019	2018
Share Capital
Beginning balance	$112,144,172	$112,028,194	$103,616,221
Funds from the exercise of stock options	794,808	60,028	87,974
Fair value of stock options exercised	768,356	55,950	82,330
Funds from the exercise of warrants and compensation warrants	293,642	-	1,028,471
Fair value of warrants and compensation warrants exercised	127,964	-	447,270
Conversion of convertible debentures	369,545	-	-
Fair value of warrants issued on conversion of convertible debentures	(146,858)	-	-
Exercise of warrants issued in conjunction with debt financing	221,620	-	-
Common shares issued to settle accounts payable	13,011	-	-
Common shares issued on public offering	-	-	10,663,548
Share issue costs	-	-	(1,131,990)
Fair value of warrants issued on public offering	-	-	(2,286,426)
Fair value of compensation options issued to brokers	-	-	(479,204)
December 31,	114,586,260	112,144,172	112,028,194

Equity Component of convertible debentures
Beginning balance	627,511	-	-
Fair value of equity component of convertible debentures	(62,390)	627,511	-
December 31,	565,121	627,511	-

Warrants and Compensation Options
Beginning balance	8,525,358	8,303,738	5,985,378
Fair value of warrants issued in conjunction with of debt financing	(221,620)	221,620	-
Fair value of warrants and compensation warrants exercised	(127,964)	-	(447,270)
Fair value of expired warrants and compensation options	(2,765,630)	-	-
Fair value of warrants issued on the exercise of convertible debentures	146,858	-	-
Fair value of warrants issued on public offering	-	-	2,286,426
Fair value of compensation options issued to brokers	-	-	479,204
December 31,	5,557,002	8,525,358	8,303,738

Contributed Surplus
Beginning balance	38,799,337	36,042,754	32,102,967
Stock-based compensation	3,612,945	2,812,533	4,022,117
Fair value of stock options exercised	(768,356)	(55,950)	(82,330)
Fair value of expired warrants and compensation options	2,765,630	-	-
Fair value of early conversion of convertible debentures	(1,877)	-	-
December 31,	44,407,679	38,799,337	36,042,754

Accumulated Other Comprehensive Loss
Beginning balance	(1,908,715)	(2,083,514)	(1,758,632)
Other comprehensive income (loss) attributable to common
shareholders - translation adjustment	(74,497)	174,799	(324,882)
December 31,	(1,983,212)	(1,908,715)	(2,083,514)

Deficit
Beginning balance	(139,148,807)	(133,195,932)	(116,873,153)
Net loss	(18,169,070)	(5,952,875)	(16,322,779)
December 31,	(157,317,877)	(139,148,807)	(133,195,932)

Total Shareholders’ Equity	$5,814,973	$19,038,856	$21,095,240

The accompanying notes are an integral part of these consolidated financial statements.

POET TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in US Dollars)

For the Years Ended December 31,	2020	2019	2018

CASH AND CASH EQUIVALENTS (USED IN) PROVIDED BY:
OPERATING ACTIVITIES
Net loss	$(18,169,070)	$(5,952,875)	$(16,322,779)
Discontinued operations, net of tax	-	(5,481,757)	7,900,662

Net loss, continuing operations	(18,169,070)	(11,434,632)	(8,422,117)
Adjustments for:
Depreciation of property and equipment (Note 7)	631,263	166,342	96,452
Amortization of patents and licenses (Note 8)	65,782	61,671	56,792
Amortization of debt issuance cost (Note 12)	-	372,340	-
Amortization of right of use asset (Note 9)	116,057	15,683	-
Impairment of long lived assets (Notes 10 and 24)	-	1,764,459	-
Accretion of debt discount on convertible debentures (Note 12)	524,095	280,829	-
Stock-based compensation (Note 15)	3,612,945	2,888,141	3,602,879
Income tax recovery (Notes 25)	-	(292,740)	-
Non-cash settled operating costs (Notes 7 and 13)	910,738	-	-
Credit loss on receivable from the sale of discontinued operations (Note 3)	2,500,000	-	-
Gain on lease modification (Note 9)	(786)	-	-
Non-cash foreign exchange	161,000	-	-

	(9,647,976)	(6,177,907)	(4,665,994)
Net change in non-cash working capital accounts:
Prepaid and other current assets (Note 5)	232,522	(685,667)	(75,855)
Accounts payable and accrued liabilities (Note 11)	(22,510)	420,457	244,054

Cash flows from operating activities, continuing operations	(9,437,964)	(6,443,117)	(4,497,795)
Cash flows from operating activities, discontinued operations	-	(2,951,104)	(4,790,793)

	(9,437,964)	(9,394,221)	(9,288,588)

INVESTING ACTIVITIES
Proceeds from the sale of discontinued operations (Note 23)	15,500,000	-	-
Purchase of property and equipment (Note 7)	(1,521,788)	(445,678)	-
Purchase of patents and licenses (Note 8)	(52,075)	(65,806)	(67,608)
Cash flows from investing activities, continuing operations	13,926,137	(511,484)	(67,608)
Cash flow from investing activities, discontinued operations	-	5,908,623	(3,467,992)
	13,926,137	5,397,139	(3,535,600)

FINANCING ACTIVITIES
Issue of common shares for cash, net of issue costs (Note 13)	1,088,450	60,028	10,648,003
Payment of lease liability (Note 9)	(144,142)	(19,162)	-
Proceeds from covid-19 government support loans (Note 26)	218,151	-	-
Proceeds from convertible debentures, net of issue costs paid in cash (Note 12)	-	3,352,849	-
Proceeds from loan payable and promissory note (Note 12)	-	4,000,000	-
Repayment of loan payable and promissory note (Note 12)	-	(4,000,000)	-

Cash flows from financing activities, continuing operations	1,162,459	3,393,715	10,648,003
Cash flow from financing activities, discontinued operations	-	(258,460)	-

	1,162,459	3,135,255	10,648,003
Effect of exchange rate on cash, continuing operations	(205,867)	(263,902)	(256,915)
Effect of exchange rate on cash, discontinued operations	-	(14,010)	26,490
Effect of exchange rate on cash	(205,867)	(277,912)	(230,425)
Net change in cash and cash equivalents, continuing operations	5,444,765	(3,824,788)	5,825,685
Net change in cash and cash equivalents, discontinued operations	-	2,685,049	(8,232,295)
Cash and cash equivalents, beginning of year	1,428,129	2,567,868	4,974,478
Cash and cash equivalents, end of year	$6,872,894	$1,428,129	$2,567,868

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING ACTIVITIES
Purchase of property and equipment financed through accounts payable	$-	$-	$250,160

The accompanying notes are an integral part of these consolidated financial statements.

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

1.	DESCRIPTION OF BUSINESS

POET Technologies Inc. is incorporated in the Province of Ontario. POET Technologies Inc. and its subsidiaries (the “Company”) design and develop the POET Optical Interposer and Photonic Integrated Circuits for the data center and tele-communications markets. The Company’s head office is located at 120 Eglinton Avenue East, Suite 1107, Toronto, Ontario, Canada M4P 1E2. These audited consolidated financial statements of the Company were approved by the Board of Directors of the Company on March 25, 2021.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements of the Company and its subsidiaries were prepared in accordance with

International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

The preparation of financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed below:

Basis of presentation

These consolidated financial statements include the accounts of POET Technologies Inc. and its subsidiaries; ODIS Inc. (“ODIS”), Opel Solar Inc. (“OPEL”), BB Photonics Inc. (“BB Photonics”), POET Technologies Pte Ltd. (“PTS”) and POET Optoelectronics Shenzhen Co., Ltd (“POET Shenzhen”). They also include the accounts of DenseLight Semiconductor Pte Ltd. (“DenseLight”) up-to November 8, 2019. All intercompany balances and transactions have been eliminated on consolidation.

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

Financial instruments

IFRS 9 introduced new classification and measurement models for financial assets. The investment classifications held-to-maturity and available-for-sale are no longer used and financial assets at fair value through other comprehensive income (“FVTOCI”) were introduced. Financial assets held with an objective to hold assets in order to collect contractual cash flows which arise on specified dates that are solely principal and interest are measured at amortised cost using the effective interest method. Debt investments held with an objective to hold both assets in order to collect contractual cash flows which arise on specified dates that are solely principal and interest as well as selling the asset on the basis of fair value are measured at FVTOCI. All other financial assets are classified and measured at fair value through profit or loss (“FVTPL”). Financial liabilities are classified as either FVTPL or other financial liabilities, and the portion of the change in fair value that relates to the Company’s credit risk is presented in other comprehensive income (loss). Instruments classified as FVTPL are measured at fair value with unrealized gains and losses recognized in net income (loss). Other financial liabilities are subsequently measured at amortised cost using the effective interest method.

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

The Company’s financial instruments include cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities.

The following table outlines the classification of financial instruments under IAS 39 and the revised classification on the adoption of IFRS 9:

	Original classification	New classification
	under IAS 39	under IFRS 9
Financial Assets
Cash and cash equivalents	Loans and receivables	Amortized cost
Short-term investments	FVTPL	Amortized cost

Financial Liabilities
Accounts payable and accrued liabilities	Amortized costs	Amortized cost
Convertible debentures	Amortized cost
Covid-19 government support loans	Amortized cost

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

Cash and cash equivalents

Cash and cash equivalents consist of cash in current accounts of $722,894 (2019 - $1,278,129, 2018 - $2,267,868) and funds invested in US Term Deposits of $6,150,000 (2019 - $150,000, 2018 - $300,000) earning interest at 1.31% and maturing in less than 90 days.

Cash and cash equivalents include restricted funds of $184,569 (2019 - $93,800, 2018 - $218,888) which serves as a bank guarantee for the purchase of certain equipment. A bank guarantee was discharged in 2020 and a new bank guarantee was put in place. The bank guarantee is reduced on a monthly basis by $14,197 (2019 - $10,424, 2018 - $10,424) which is the amount paid monthly in settlement of the outstanding balance on the equipment.

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

In determining a default provision, the Company utilizes a provision matrix, as permitted under the simplified approach to measure expected credit losses. In doing so management considered historical credit losses, forward-looking factors specific to the Company’s debtors and other macro-economic factors to arrive at expected default rates. The default rates are then applied to the Company’s aging to determine expected credit losses. The carrying amount of trade receivables is reduced by the expected credit losses. If the financial conditions of these customers were to deteriorate and the Company determines that no recovery of a trade receivable is possible, the amount is deemed irrecoverable and subsequently written-off. Accounts receivable at December 31, 2018 related to revenue earned by DenseLight. DenseLight was sold on November 8, 2019 (see Note 23).

Inventory

Inventory consists of raw material inventory, work in process, and finished goods and are recorded at the lower of cost and net realizable value. Cost is determined on a first in first out basis and includes all costs of purchase, costs of conversion and other costs incurred in bringing the inventory to its present condition.

An assessment is made of the net realizable value of inventory at each reporting period. Net realizable value is the estimated selling price less the estimated cost of completion and the estimated costs necessary to make the sale. When circumstances that previously caused inventories to be written down no longer exist or when there is clear evidence of an increase in net realizable value because of changed economic circumstances, the amount of any write down previously recorded is reversed so that the new carrying amount is the lower of the cost and the revised net realizable value. Raw materials are not written down unless the goods in which they are incorporated are expected to be sold for less than cost, in which case, they are written down by reference to replacement cost of the raw materials, as this is the best indicator of net realizable value. Inventory at December 31, 2018 related to inventory held by DenseLight. DenseLight was sold on November 8, 2019 (see Note 23).

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

An impairment loss is recognized when the carrying amount of an asset exceeds its recoverable amount. Impairment losses are recognized in profit and loss for the year. The recoverable amount is the greater of the asset’s fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit (“CGU”) to which the asset belongs.

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

An impairment loss is reversed if there is an indication that there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. The Company reported no impairment loss for the year ended December 31, 2020 (2019 - $714,000, 2018 - nil) (Note 10).

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

The Company performs its annual test for goodwill impairment annually in the fourth quarter. The Company utilized a five-year cash flow forecast using the annual budget approved by the Board of Directors as a basis for such forecasts. Cash flow forecasts beyond that of the budget were prepared using a stable growth rate for future periods. These forecasts were based on historical data and future trends expected by the Company. The Company’s valuation model also takes into account working capital and capital investments required to maintain the condition of the assets. Forecasted cash flows were discounted using an after-tax rate of 30%.

Based on the impairment tests, the value in-use of the CGU to which goodwill is applicable is less than the carrying amount. As a result goodwill of $1,050,459 was impaired in 2019. No provision for impairment of goodwill was made in 2020 or 2018 (Note 24).

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

Service revenue

The Company provides contract services, primarily in the form of non-recurring revenue (“NRE”) where control is passed to the customer over time. The contracts generally provide agreed upon milestones for customer payment which include but are not limited to the delivery of sample products, design reports and test reports. The customer makes payment when it has approved the delivery of the milestone. The Company must determine if the contract is made up of a series of independent performance obligations or a single performance obligation. Where NRE contracts contain multiple performance obligations for which a standalone transaction price can be assessed, revenue is recognized as each performance obligation is satisfied. Where NRE contracts contain a single performance obligation to be settled over time, revenue is recognized progressively based on the output method.

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Other income

Interest income

Interest income on cash is recognized as earned using the effective interest method.

Research and Development Credits

Through DenseLight, the Company was eligible to receive cash credits for certain qualifying research and development expenses based on actual spending over a three year period, with an expectation that the credits would not exceed a certain dollar value over a three year period. Recoverable amounts at December 31, 2018 related to expenditures at DenseLight. There was no recoverable amount at December 31, 2020 or 2019 because the Company sold DenseLight on November 8, 2019.

Wage subsidies

Wages subsidies received from the Singaporean government are netted against payroll costs on the consolidated statements of operations and deficit.

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

In-Process Research and Development

Under IFRS, in-process research and development (“IPR&D”) acquired in a business combination that meets the definition of an intangible asset is capitalized with amortization commencing when the asset is ready for use (i.e., when development is complete). The Company acquired $714,000 of IPR&D when it acquired BB Photonics Inc. in 2016. During 2019, management observed indicators that suggested that IPR&D may be impaired. IPR&D acquired with BB Photonics was no longer useable with the novel POET Interposer platform. BB Photonics IPR&D would not generate sufficient cash flow to support its value in use. Management completed an assessment of IPR&D and determined that the amount of $714,000 was impaired. An impairment loss of $714,000 was recorded during the year ended December 31, 2019. No impairment was recorded in 2020 or 2018 (Note 10).

Customer relationships

Intangible assets include customer relationships acquired with the acquisition of DenseLight. Customer relationships is an externally acquired intangible asset and is measured at cost less accumulated amortization and any accumulated impairment losses. Customer relationships are amortized on a straight-line basis over their estimated useful lives and is tested for impairment whenever events or changes indicate that their carrying amount may not be recoverable. The useful life of customer relationships was determined to be 5 years. Customer relations was nil at December 31, 2020 and 2019 because the asset was disposed of with the sale of DenseLight on November 8, 2019.

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

3.	RECEIVABLE FROM THE SALE OF DISCONTINUED OPERATIONS

On November 8, 2019, the Company sold 100% of the issued and outstanding shares of DenseLight for $26,000,000. The Company received $8,000,000 upon the consummation of the sale with the remaining $18,000,000 expected over three tranche payments in 2020. Payments received in the first quarter were as follows: $4,750,000 received on February 14, 2020 and $8,250,000 received on March 30, 2020.

The Company received payments of $1,500,000 and $1,000,000 on June 29, 2020 and July 3, 2020 respectively. After taking into consideration the length of time it had taken the Buyer to make the foregoing payments and the Company’s expectations regarding the likelihood of receiving an additional payment, the Company determined that it was in its best interest to accept partial payments as final payment on the Company’s receivable. As a result, the Company recognized a credit loss of $2,500,000 during the year ended December 31, 2020 (nil - 2019 and nil - 2018).

4.	ACCOUNTS RECEIVABLE

The carrying amounts of accounts receivable approximate their fair value and are originally denominated in Singapore dollars before conversion to US dollars at December 31:

		2020	2019	2018

Product sales	United States dollar	$-	$-	$713,744
Product sales	Singapore dollar	-	-	273,815
Loss allowance		-	-	(40,615)

		$-	$-	$946,944

In determining the recoverability of a trade receivable, the Company considers any change in the credit quality of the trade receivable from the date credit was initially granted up to the reporting date. The trade receivables that are neither past due nor impaired relates to customers that the company has assessed to be creditworthy based on the credit evaluation process performed by management which considers both customers’ overall credit profile and its payment history with the Company. The loss allowance is determined in accordance IFRS 9 (Note 20). Trade receivables at December 31, 2018 related to DenseLight. Trade receivables were nil at December 31, 2020 and 2019 because DenseLight was sold on November 8, 2019.

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

5.	PREPAIDS AND OTHER CURRENT ASSETS

The following table reflects the details of prepaids and other current assets at December 31:

	2020	2019	2018

Sales tax recoverable and other current assets	$122,353	$81,265	$85,658
Research and development credit	-	-	1,905,593
Security deposits on leased properties	-	-	233,983
Prepaid expenses	496,364	750,000	711,385

	$618,717	$831,265	$2,936,619

Research and development credit, security deposits on leased properties and certain prepaid expenses were disposed of upon the sale of DenseLight on November 8, 2019.

6.	INVENTORY

The following table reflects the details of inventory at December 31:

	2020	2019	2018

Raw materials	$-	$-	$98,370
Finished goods	-	-	212,361
Work in process	-	-	126,102

	$-	$-	$436,833

The Company disposed of its inventory upon the sale of DenseLight on November 8, 2019.

7.	PROPERTY AND EQUIPMENT

	Equipment not ready for	Leasehold	Machinery and	Office
	use	improvements	equipment	equipment	Total

Cost
Balance, January 1, 2018	$581,074	$667,342	$10,795,468	$373,913	$12,417,797
Additions	3,667,894	-	-	50,258	3,718,152
Reclassification (1)	(1,086,895)	-	881,221	202,674	(3,000)
Impairment and disposals (1)	-	-	(611,875)	(3,665)	(615,540)
Effect of changes in foreign exchange rates	(19,920)	-	(46,829)	(1,739)	(68,488)

Balance, December 31, 2018	3,142,153	667,342	11,017,985	621,441	15,448,921
Additions	1,986,210	-	39,260	19,480	2,044,950
Disposals (2)	(4,388,762)	(667,342)	(8,198,519)	(555,688)	(13,810,311)
Effect of changes in foreign exchange rates	24,741	-	14,529	-	39,270

Balance,December 31, 2019	764,342	-	2,873,255	85,233	3,722,830
Additions	888,726	68,961	525,685	38,416	1,521,788
Reclassification	(519,366)	-	516,111	3,255	-
Disposals (3)	(897,727)	-	-	-	(897,727)
Effect of changes in foreign exchange rates	(8,828)	2,967	79,606	1,281	75,026

Balance, December 31, 2020	$227,147	$71,928	$3,994,657	$128,185	$4,421,917

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

7.	PROPERTY AND EQUIPMENT (Continued)

Accumulated Depreciation
Balance, January 1, 2018	-	216,688	3,665,782	257,157	4,139,627
Depreciation for the year	-	133,809	2,201,133	133,662	2,468,604
Impairment and disposals (1)(2)	-	-	(455,158)	(3,665)	(458,823)

Balance, December 31, 2018	-	350,497	5,411,757	387,154	6,149,408
Depreciation for the year	-	-	144,337	22,005	166,342
Impairment and disposals (2)	-	(350,497)	(5,044,288)	(341,195)	(5,735,980)

Balance, December 31, 2019	-	-	511,806	67,964	579,770
Depreciation for the year	-	10,332	609,803	11,128	631,263
Effect of changes in foreign exchange rates	-	445	24,405	280	25,130

Balance, December 31, 2020	-	10,777	1,146,014	79,372	1,236,163

Carrying Amounts
At December 31, 2018	$3,142,153	$316,845	$5,606,228	$234,287	$9,299,513

At December 31, 2019	$764,342	$-	$2,361,449	$17,269	$3,143,060

At December 31, 2020	$227,147	$61,151	$2,848,643	$48,813	$3,185,754

(1)	During 2018, $3,000 relating to certain property and equipment were reclassified to non-current assets held for sale and was sold in December 2018 while $156,717 was recorded as an impairment loss and was included in discontinued operations.

(2)	On November 8, 2019, the Company disposed of property and equipment used in the operations DenseLight.

(3)	During 2020, the Company settled certain R&D expenses by transferring $897,727 worth of equipment to the supplier. The equipment was initially installed in the fabrication facility of the supplier who provided discounted R&D services to the Company. The equipment will be used by the supplier for volume production primarily for the benefit of the Company.

8.	PATENTS AND LICENSES

Cost
Balance, January 1, 2018	$670,430
Additions	67,608
Effect of changes in foreign exchange rates	(352)

Balance, December 31, 2018	737,686
Additions	77,037
Disposals (1)	(29,696)

Balance, December 31, 2019	785,027
Additions	52,075

Balance, December 31, 2020	837,102

Accumulated Amortization
Balance, January 1, 2018	214,180
Amortization	56,792

Balance, December 31, 2018	270,972
Amortization	61,671

Balance, December 31, 2019	332,643
Amortization	65,782

Balance, December 31, 2020	398,425

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

8.	PATENTS AND LICENSES (Continued)

Carrying Amounts

At December 31, 2018	$466,714

At December 31, 2019	$452,384

At December 31, 2020	$438,677

(1)	On November 8, 2019, the Company disposed of certain patents unrelated to the Company’s technology on the sale of DenseLight.

9.	RIGHT OF USE ASSET AND LEASE LIABILITY

On January 1, 2019, the Company adopted IFRS, 16 Leases. Upon adoption of IFRS 16, the Company recognized a lease liability and right of use asset relating to new leases entered into on February 15, 2019 related to DenseLight, and November 1, 2019 related to PTS. The lease liability was measured at the present value of the remaining lease payments, discounted using the Company’s incremental borrowing rate of 12%. During 2020, the Company modified its lease resulting in reducing the space it leased for the operations at PTS. The Company recognized a gain of $786 on the lease modification which is included in selling, general and marketing on the consolidated statements of operations and deficit.

Right of use asset	Building

Cost
Balance, January 1, 2019	$-
Additions	1,127,534
Disposal (1)	(892,300)
Effect of changes in foreign exchange rates	2,966

Balance, December 31, 2019	238,200
Additions	465,068
Lease modification	(47,939)
Effect of changes in foreign exchange rates	(2,097)

Balance, December 31, 2020	$653,232

Accumulated Amortization
Balance, January 1, 2019	-
Amortization	15,683

Balance, December 31, 2019	15,683
Amortization	116,057
Effect of changes in foreign exchange rates	806

Balance, December 31, 2020	132,546
Carrying Amounts
At December 31, 2019	$222,517

At December 31, 2020	$520,686

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

9.	RIGHT OF USE ASSET AND LEASE LIABILITY (Continued)

Lease liability

Balance, January 1, 2019	$-
Additions	1,127,534
Interest expense	4,705
Interest included in discontinued operations	74,494
Lease payments	(19,162)
Lease payments included in discontinued operations	(258,460)
Disposal (1)	(695,733)
Effect of changes in foreign exchange rates	(9,620)

Balance, December 31, 2019	223,758
Interest expense	44,655
Lease modification	(48,725)
Additions	452,385
Lease payments	(144,142)
Effect of changes in foreign exchange rates	4,066

Balance, December 31, 2020	$531,997

(1)	The Company disposed of $892,000 of right of use asset and $695,733 of lease liability on November 8, 2019 with the sale of DenseLight on November 8, 2019 (Note 23).

10.	INTANGIBLE ASSETS

		Customer
	Technology	Relationships	Total

Cost
Balance, January 1, 2018 and December 31, 2018	$714,000	$186,131	$900,131
Impairment	(714,000)	-	(714,000)
Disposals (1)	-	(186,131)	(186,131)

Balance, December 31, 2019 and 2020	-	-	-

Accumulated Amortization
Balance, January 1, 2018 and December 31, 2018	-	97,722	97,722
Disposals (1)	-	(97,722)	(97,722)

Balance, December 31, 2019 and 2020	-	-	-

Carrying Amounts
At December 31, 2018	$714,000	$88,409	$802,409

At December 31, 2019	$-	$-	$-

At December 31, 2020	$-	$-	$-

(1)	The Company disposed of its customer relationships intangible assets and related amortization on November 8, 2019 with the sale of DenseLight (Note 23).

11.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities at December 31 was as follows:
	2020	2019	2018

Trade payables	$1,603,284	$1,507,644	$2,269,845
Payroll related liabilities	60,455	44,677	595,720
Accrued liabilities	66,622	173,387	174,857

	$1,730,361	$1,725,708	$3,040,422

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

12.	CONVERTIBLE DEBENTURES, LOAN PAYABLE AND PROMISSORY NOTE

On April 1, 2019 the Company announced that it arranged for certain financing required to bridge the Company up to the sale of its DenseLight subsidiary.

Convertible Debentures

The first component of the financing consists of the issuance of up to $10.5 million (CAD$14 million) of unsecured convertible debentures (the “Convertible Debentures”) of the Company. The Convertible Debentures were sold in multiple tranches, on a brokered private placement basis through the Company’s financial advisors, IBK Capital. In 2019, the Company closed five tranches of the private placement of the Convertible Debentures that raised gross proceeds of $3,729,921 (CAD$4,988,292). The Convertible Debentures, bear interest at 12% per annum, compounded annually with 1% payable at the beginning of each month and mature two years from the date of issue. The Company paid $377,072 (CAD$499,462) in brokerage fees and other costs related to the closing of these five tranches.

The Convertible Debentures are convertible at the option of the holders thereof into units at any time after October 31, 2019 at a conversion price of CAD$0.40 per unit for a total 12,457,500 units of the Company. Each unit will consist of one common share and one common share purchase warrant. Each common share purchase warrant will entitle the holder to purchase one common share of the Company at a price of CAD$0.50 per share for a period of four years from the date upon which the convertible debenture is issued. Upon completing the sale of DenseLight, holders of Convertible Debentures will have the right to cause the Company to repurchase the Convertible Debentures at face value, subject to certain restrictions. The Convertible Debentures are governed by a trust indenture between the Company and TSX Trust Company as trustee.

Insiders of the Company subscribed for 14.3% or $535,000 (CAD$710,000) of the Convertible Debentures, including the Company’s board of directors and senior management team. Insiders of IBK Capital subscribed for 4% or $146,000 (CAD$200,000) of the Convertible Debentures.

IAS 32 Financial Instruments: Presentation define these debt securities as compound financial instruments made up of both a liability component and an equity component. The debt component of the Convertible Debentures were fair valued using effective discount rates ranging from 28.74% to 29.71% which the Company determined would be the interest rate of the debts without a conversion feature. The difference between the fair value of the debt component and the loan is allocated to the equity component and is included in shareholders’ equity.

Because the Convertible Debentures are denominated in Canadian dollars and the conversion price is also denominated in Canadian dollars, the number of equity instruments that would be issued upon exercise of the convertible debentures are fixed. As a result, the equity component of the convertible debentures will not be periodically remeasured.

During 2020, holders of certain convertible debentures converted $369,545 (2019 - nil) worth of convertible debentures into 1,235,000 units of the Company.

The following table reflects the details of convertible debentures at December 31, 2020:

Convertible Debentures	Loan	Equity Component	Accretion	Debt Component

Issued April 3, 2019 (net of issue costs)	$1,293,519	$(242,004)	$338,988	$1,390,503
Issued May 3, 2019 (net of issue costs)	806,893	(151,842)	218,159	873,210
Issued June 3, 2019 (net of issue costs)	496,995	(93,278)	117,481	521,198
Issued August 2, 2019 (net of issue costs)	290,365	(54,978)	62,683	298,070
Issued September 19, 2019 (net of issue costs)	122,965	(23,019)	22,905	122,851
Effect of foreign exchange rate changes	-	-	-	135,414

Balance December 31, 2020	$3,010,737	$(565,121)	$760,216	$3,341,246

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

12.	CONVERTIBLE DEBENTURES, LOAN PAYABLE AND PROMISSORY NOTE (Continued)

The following table reflects the details of convertible debentures at December 31, 2019:

Convertible Debentures	Loan	Equity Component	Accretion	Debt Component

Issued April 3, 2019 (net of issue costs )	$1,293,519	$(242,004)	$128,240	$1,179,755
Issued May 3, 2019 (net of issue costs)	979,256	(183,317)	84,708	880,647
Issued June 3, 2019 (net of issue costs)	582,356	(109,017)	42,855	516,194
Issued August 2, 2019 (net of issue costs)	374,753	(70,154)	19,690	324,289
Issued September 19, 2019 (net of issue costs)	122,965	(23,019)	5,336	105,282
Effect of foreign exchange rate changes	-	-	-	82,866

Balance December 31, 2019	$3,352,849	$(627,511)	$280,829	$3,089,033

Loan Payable and Promissory Note

The second component of the financing in 2019 consisted of a credit facility (the “Bridge Loan”) provided by Espresso Capital Ltd which granted the Company access to a maximum $5,000,000. The Company signed the loan documents on April 18, 2019 and was advanced $3,100,000 shortly thereafter.

Funds drawn on the Credit Facility bore interest at a rate of 17.25% per annum (the “Interest Rate”), calculated daily from the date of each advance until the earlier of the due date of each such advance, if any, and December 31, 2019 (the “Maturity Date”). The Interest Rate was comprised of 15% cash interest and 2.25% deferred interest. Per the agreement, the interest rate was retroactively increased to 19.25% because the Company did not consummate the sale of Denselight by October 15, 2019.

In 2019, the Company paid $147,077 in costs related to the Bridge Loan. Additionally, the Company issued to Espresso Capital Ltd, warrants for the purchase of 3,289,500 common shares at a price of CAD$0.35 per share. The Warrants expire on April 18, 2020. The fair value of the warrants was estimated on the date of issue using the Black-Scholes option pricing model with the following assumptions: volatility of 78.91%, interest rate of 1.62% and an expected life of 1 year. The estimated fair value assigned to the warrants was $221,620. The total cost of $368,697 along with the foreign exchange impact of $3,543 was deferred and charged against the Bridge Loan and subsequently amortized over the life of the Bridge Loan. The Bridge loan was repaid on November 8, 2019.

Additionally, on August 30, 2019, the Company signed a term promissory note (the “Promissory Note”) for up-to $1,000,000 with Century Prosper Investment Corporation (the “Lender”). The Promissory Note bore interest at 15% per annum. The Promissory Note and accrued interest were repayable on the six-month anniversary of each advance. At the option of the Lender, the advances and accrued interest may be repaid in full five days after the sale of the Company’s DenseLight subsidiary. The Company was advanced $900,000 in 2019 on this Promissory Note. The $900,000 advance and related interest of $17,160 were repaid on November 8, 2019.

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

13.	SHARE CAPITAL

(a)	AUTHORIZED
Unlimited number of common shares
One special voting share

(b)	COMMON SHARES ISSUED

	Number of
	Shares	Amount

Balance, January 1, 2018	260,018,853	$103,616,221
Common shares issued on public offering	25,090,700	10,663,548
Share issue costs	-	(1,131,990)
Fair value of warrants issued on public offering	-	(2,286,426)
Fair value of compensation options issued to brokers	-	(479,204)
Funds from the exercise of stock options	372,250	87,974
Fair value of stock options exercised	-	82,330
Funds from the exercise of warrants and compensation warrants	2,600,500	1,028,471
Fair value of warrants and compensation warrants exercised	-	447,270

Balance, December 31, 2018	288,082,303	112,028,194
Funds from the exercise of stock options	281,250	60,028
Fair value of stock options exercised	-	55,950

Balance, December 31, 2019	288,363,553	112,144,172
Funds from the exercise of stock options	3,302,835	794,808
Fair value of stock options exercised	-	768,356
Funds from the exercise of warrants	744,000	293,642
Fair value of exercised warrants (Notes 12 and 13)	-	127,964
Issued on the conversion of convertible debentures (Note 12)	1,235,000	369,545
Fair value of warrants issued on conversion of convertible debentures	-	(146,858)
Exercise of warrants issued in conjunction with debt financing	942,448	221,620
Shares issued to settle accounts payable	30,268	13,011

Balance, December 31, 2020	294,618,104	$114,586,260

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

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

13.	SHARE CAPITAL (Continued)

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

During 2020, holders of certain convertible debentures converted $369,545 worth of convertible debentures into 1,235,000 units of the Company. Each unit consists of one common share and one common share purchase warrant. Each common share purchase warrant entitles the holder to purchase one common share of the Company at a price of $0.38 (CAD$0.50) per share for a period of four years from the date upon which the convertible debenture was issued.

The fair value of the share purchase warrants was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: dividend yield of 0%, risk-free interest rate of 1.32%, volatility of 76.55%, and estimated life of 2 years. The estimated fair value assigned to the warrants was $146,858.

During 2020, the Company engaged with a firm to assist with its shareholder communications strategy. The terms of the agreement require the Company to issue common shares at certain pre-determined dates in statisfaction of past services rendered. The Company settled $13,011 in accounts payable related to past services rendered under this agreement by issuing 30,268 common shares at a price of $0.43 (CAD$0.56) per share to the firm.

14.	WARRANTS AND COMPENSATION OPTIONS

The following table reflects the continuity of warrants and compensation options:

	Historical	Number of
	Average Exercise	Warrants/ Compensation	Historical
	Price	options	Fair value

Balance, January 1, 2018	$0.39	34,800,000	$5,985,378
Fair value of warrants issued on public offering	0.58	12,545,350	2,286,426
Historical fair value assigned to warrants exercised	0.39	(2,600,500)	(447,270)
Fair value of compensation options issued to brokers	0.43	1,505,442	479,204

Balance, December 31, 2018	0.44	46,250,292	8,303,738
Fair value of warrants issued as cost of debt financing	0.27	3,289,500	221,620

Balance, December 31, 2019	0.43	49,539,792	8,525,358
Fair value of warrants issued on conversion of convertible debentures (Notes 12 and 13)	0.38	1,235,000	146,858
Fair value of expired compensation options issued to brokers	0.43	(1,505,442)	(479,204)
Fair value related to the exercise of warrants issued as cost
of debt financing (1)	0.27	(3,289,500)	(221,620)
Fair value of expired warrants issued on public offering	0.58	(12,545,350)	(2,286,426)
Historical fair value assigned to warrants exercised	0.39	(744,000)	(127,964)

Balance, December 31, 2020	$0.39	32,690,500	$5,557,002

(1)	These warrants had a cashless exercise feature. The warrant holder utilized the cashless exercise feature to exercise the warrants, which resulted in the Company issuing 942,448 common shares to the warrant holders.

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

15.	STOCK OPTIONS AND CONTRIBUTED SURPLUS

Stock Options

On August 26, 2020, shareholders of the Company approved amendments to the Company’s fixed 20% stock option plan (as amended, previously referred to as the “2018 plan”, now referred to as the “2020 Plan”). Under the 2020 Plan, the board of directors may grant options to acquire common shares of the Company to qualified directors, officers, employees and consultants. The 2020 Plan provides that the number of common shares issuable pursuant to options granted under the 2020 Plan and pursuant to other previously granted options is limited to 58,538,554 (the “Number Reserved”). Any subsequent increase in the Number Reserved must be approved by shareholders of the Company and cannot, at the time of the increase, exceed 20% of the number of issued and outstanding shares. The stock options vest in accordance with the policies determined by the Board of Directors from time to time consistent with the provisions of the 2020 Plan which grants discretion to the Board of Directors.

Stock option transactions and the number of stock options outstanding were as follows:

		Historical
		Weighted Average
	Number of	Exercise
	Options	Price

Balance, January 1, 2018	33,090,291	$0.68
Expired/cancelled	(1,944,791)	0.74
Exercised	(372,250)	0.26
Granted	13,690,479	0.34

Balance, December 31, 2018	44,463,729	0.58
Expired/cancelled (1)	(8,707,811)	0.90
Exercised	(281,250)	0.22
Granted	17,785,670	0.27

Balance, December 31, 2019	53,260,338	0.43
Expired/cancelled	(8,287,937)	1.02
Exercised	(3,302,835)	0.24
Granted	9,474,926	0.36

Balance, December 31, 2020	51,144,492	$0.33

(1)	2,277,186 cancelled options related to staff employed at DenseLight

During the year ended December 31, 2020, the Company recorded stock-based compensation of $3,612,945 (2019 - $2,888,141, 2018 - $3,602,879) relating to stock options that vested during the year. The stock-based compensation applicable to employees of DenseLight in the amount of nil (2019 - $(75,608), 2018 - $419,238) has been allocated to discontinued operations (see note 23).

The stock options granted were valued using the Black-Scholes option pricing model using the following assumptions:

	2020	2019	2018

Weighted average exercise price	$0.36	$0.27	$0.34
Weighted average risk-free interest rate	0.52% - 1.52%	1.57%	2.17%
Weighted average dividend yield	0%	0%	0%
Weighted average volatility	94.77%	95.48%	103.47%
Weighted average estimated life	10 years	10 years	10 years
Weighted average share price	$0.36	$0.27	$0.34
Share price on the various grant dates:	$0.22 - $0.39	$0.24 - $0.28	$0.18 - $0.40
Weighted average fair value	$0.30	$0.24	$0.30

The underlying expected volatility was determined by reference to the Company’s historical share price movements, its dividend policy and dividend yield and past experience relating to the expected life of granted stock options.

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

15.	STOCK OPTIONS AND CONTRIBUTED SURPLUS (Continued)

The weighted average remaining contractual life and weighted average exercise price of options outstanding and of options exercisable as at December 31, 2020 are as follows:

Options Outstanding				Options Exercisable

		Historical	Weighted		Historical
		Weighted	Average		Weighted
		Average	Remaining		Average
Exercise	Number	Exercise	Contractual	Number	Exercise
Range	Outstanding	Price	Life (years)	Exercisable	Price

$0.11 - $0.20	496,750	$0.18	6.72	496,750	$0.18
$0.21 - $0.24	9,226,250	$0.22	7.14	6,624,688	$0.22
$0.25 - $0.29	10,270,238	$0.26	8.37	4,201,176	$0.26
$0.30 - $0.86	31,026,254	$0.35	7.88	16,750,991	$0.36
$0.87 - $1.64	125,000	$0.92	0.92	125,000	$0.92

	51,144,492	$0.31	7.82	28,198,605	$0.31

16.	INCOME (LOSS) PER SHARE

	2020	2019	2018

Numerator
Net loss from continuing operations	$(18,169,070)	$(11,434,632)	$(8,422,117)
Net income (loss) from discontinued operations	$-	$5,481,757	(7,900,662)

Net loss	$(18,169,070)	$(5,952,875)	$(16,322,779)

Denominator
Weighted average number of common shares outstanding	291,696,534	288,216,378	282,098,432
Weighted average number of common shares outstanding - diluted	291,696,534	288,216,378	282,098,432

Basic and diluted loss per share, continuing
operations	$(0.06)	$(0.04)	$(0.03)
Basic and diluted income (loss) per share, discontinued
operations	$-	$0.02	$(0.03)

Basic and diluted loss per share	$(0.06)	$(0.02)	$(0.06)

The effect of common share purchase options, warrants, compensation warrants and shares to be issued on the net loss in 2020, 2019 and 2018 is not reflected as they are anti-dilutive.

17.	COMMITMENTS AND CONTINGENCIES

The Company has operating leases on four facilities; head office located in Toronto, Canada, design and testing operations located in Allentown, Pennsylvania (formerly in San Jose, California) and operating facilities located in Singapore and China. The Company’s design and testing operations terminated a lease on January 31, 2020. A new lease was initiated on April 1, 2020 and expires on March 31, 2025. The lease on the Company’s operating facilities in Singapore was initiated on November 1, 2019 and expires April 30, 2022. The lease on the Company’s operating facilities in China was initiated in November 19, 2020 and expires on November 18, 2023. As at December 31, 2020, the Company’s head office was on a month to month lease term.

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

17.	COMMITMENTS AND CONTINGENCIES (Continued)

Remaining annual lease payments to the lease expiration dates are as follows:

2021	$238,002
2022 and beyond	441,450

$679,452

18.	RELATED PARTY TRANSACTIONS

Compensation to key management personnel were as follows:

	2020	2019	2018

Salaries	$1,501,058	$1,251,277	$1,216,250
Share-based payments (1)	2,144,930	2,135,579	2,449,683

Total	$3,645,988	$3,386,856	$3,665,933

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

The Company and its subsidiaries operate in a single segment; the design, manufacture and sale of semi-conductor products and services for commercial applications. The Company’s operating and reporting segment reflects the management reporting structure of the organization and the manner in which the chief operating decision maker regularly assesses information for decision making purposes, including the allocation of resources. A summary of the Company’s operations is below:

OPEL, ODIS, POET Shenzhen and PTS

OPEL, ODIS, POET Shenzhen and PTS are the developers of the POET platform semiconductor process IP for monolithic fabrication of integrated circuit devices containing both electronic and optical elements on a single die.

BB Photonics

BB Photonics develops photonic integrated components for the datacom and telecom markets utilizing embedded dielectric technology that enables the low-cost integration of active and passive devices into photonic integrated circuits.

On a consolidated basis, the Company operates geographically in Singapore, China (collectively “Asia”), the United States and Canada. Geographical information is as follows:

2020
As of December 31,	Asia	US	Canada	Consolidated
Current assets	$304,450	$69,874	$7,117,287	$7,491,611
Property and equipment	2,982,496	203,258	-	3,185,754
Patents and licenses	-	438,677	-	438,677
Right of use asset	289,542	231,144	-	520,686
Total Assets	$3,576,488	$942,953	$7,117,287	$11,636,728

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

19.	SEGMENT INFORMATION (Continued)

Year Ended December 31,	Asia	US	Canada	Consolidated
Selling, marketing and administration	$1,182,054	$5,495,161	$1,460,783	$8,137,998
Research and development	3,269,873	1,447,729	1,916,715	6,634,317
Interest expense	20,181	24,474	893,248	937,903
Credit loss on receivable from the sale of discontinued operation	-	-	2,500,000	2,500,000
Other income, including interest	-	-	(41,148)	(41,148)

Net loss	$(4,472,108)	$(6,967,364)	$(6,729,598)	$(18,169,070)

	2019
As of December 31,	Asia	US	Canada	Consolidated
Current assets	$86,849	$22,523	$20,150,022	$20,259,394
Property and equipment	3,055,906	87,154	-	3,143,060
Patents and licenses	-	452,384	-	452,384
Right of use asset	222,517	-	-	222,517

Total Assets	$3,365,272	$562,061	$20,150,022	$24,077,355

The Year Ended December 31,	Asia	US	Canada	Consolidated
Selling, marketing and administration	$217,416	$5,126,260	$1,353,711	$6,697,387
Research and development	218,900	107,161	1,757,754	2,083,815
Impairment of long lived assets	-	-	1,764,459	1,764,459
Interest expense	4,705	-	815,206	819,911
Amortization of debt issuance costs	-	-	372,340	372,340
Other income, including interest	-	-	(10,540)	(10,540)
Income tax recovery	-	(292,740)	-	(292,740)

Net loss from continuing operations	(441,021)	(4,940,681)	(6,052,930)	(11,434,632)
Income from discontinued operations, net of taxes	5,481,757	-	-	5,481,757

Net income (loss)	$5,040,736	$(4,940,681)	$(6,052,930)	$(5,952,875)

	2018
As of December 31,	Asia	US	Canada	Consolidated
Current assets	$4,283,008	$302,405	$2,302,851	$6,888,264
Property and equipment	9,136,694	162,819	-	9,299,513
Patents and licenses	18,464	448,250	-	466,714
Goodwill and intangible assets	6,718,953	1,764,459	-	8,483,412

Total Assets	$20,157,119	$2,677,933	$2,302,851	$25,137,903

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

19.	SEGMENT INFORMATION (Continued)

Year Ended December 31,	Asia	US	Canada	Consolidated
Selling, marketing and administration	$-	$5,169,619	$1,004,256	$6,173,875
Research and development	-	1,715,154	547,322	2,262,476
Other income, including interest	-	-	(14,234)	(14,234)

Net loss from continuing operations	-	(6,884,773)	(1,537,344)	(8,422,117)
Loss from discontinued operations, net of taxes	(7,900,662)	-	-	(7,900,662)

Net loss	$(7,900,662)	$(6,884,773)	$(1,537,344)	$(16,322,779)

20.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, receivable from the sale of discontinued operations, convertible debentures, and accounts payable and accrued liabilities. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest risk arising from these financial instruments. The Company estimates that the fair value of these instruments approximates fair value due to their short term nature.

The Company has classified financial assets and (liabilities) as follows at December 31:

	2020	2019	2018

Fair value through profit or loss, measured at amortized cost:
Cash and cash equivalents	$6,872,894	$1,428,129	$2,567,868
Accounts receivable, measured at amortized cost:
Accounts receivable	$-	$-	$946,944
Receivable from the sale of discontinued operations	$-	$18,000,000	$-
Other liabilities, measured at amortized cost:
Accounts payable and accrued liabilities	$(1,730,361)	$(1,725,708)	$(3,040,422)
Convertible debentures	$(3,341,246)	$(3,089,033)	$-
Covid-19 government support loans	$(218,151)	$-	$-

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

The Company’s accounts receivable ageing at December 31 was as follows:

	2020	2019	2018

Current	$-	$-	$892,343
31 - 60 days	-	-	34,331
61 - 90 days	-	-	60,885
> 90 days	-	-	-
Expected credit losses (1)	-	-	(40,615)
	$-	$-	$946,944

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

20.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Continued)

(1) The Company applies IFRS 9 simplified approach to measuring expected credit losses using a lifetime expected credit loss allowance for trade receivables.

Exchange Rate Risk

The functional currency of each of the entities included in the accompanying consolidated financial statements is the local currency where the entity is domiciled. Functional currencies include the US, Singapore and Canadian dollar. Most transactions within the entities are conducted in functional currencies. As such, none of the entities included in the consolidated financial statements engage in hedging activities. The Company is exposed to a foreign currency risk with the Canadian and Singapore dollar. A 10% change in the Canadian and Singapore dollar would increase or decrease other comprehensive loss by $229,088.

Liquidity Risk

The Company currently does not maintain credit facilities. The Company’s existing cash and cash resources are considered sufficient to fund operating and investing activities beyond one year from the issuance of these consolidated financial statements. The Company may, however, need to seek additional financing in the future.

21.	CAPITAL MANAGEMENT

In the management of capital, the Company includes shareholders’ equity (excluding accumulated other comprehensive loss and deficit) and cash. The components of capital on December 31, 2020 were:

Cash and cash equivalents	$6,872,894
Shareholders’ equity	$165,116,062

The Company’s objective in managing capital is to ensure that financial flexibility is present to increase shareholder value through growth and responding to changes in economic and/or market conditions; to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business and to safeguard the Company’s ability to obtain financing should the need arise.

In maintaining its capital, the Company has a strict investment policy which includes investing its surplus capital only in highly liquid, highly rated financial instruments.

The Company reviews its capital management approach on an ongoing basis.

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

22.	EXPENSES

Research and development costs can be analysed as follows:

	2020	2019	2018

Wages and benefits	$1,586,900	$874,673	$822,258
Subcontract fees	3,802,919	834,598	888,566
Stock-based compensation	567,859	237,311	395,468
Supplies	676,639	137,233	156,184

	$6,634,317	$2,083,815	$2,262,476

Selling, marketing and administration costs can be analysed as follows:

Stock-based compensation	$3,045,086	$2,650,830	$3,207,411
Wages and benefits	2,233,449	1,619,719	1,433,286
Professional fees	800,551	1,120,805	735,604
General expenses	1,188,712	813,951	392,901
Depreciation and amortization	813,103	243,674	153,244
Management and consulting fees	-	154,357	155,169
Rent and facility costs	57,097	94,051	96,260

	$8,137,998	$6,697,387	$6,173,875

23.	DISCONTINUED OPERATIONS

On November 8, 2019, the Company sold 100% of the issued and outstanding shares of DenseLight for $26,000,000. The Buyer assumed control of DenseLight on November 8, 2019 and is responsible for all operations of DenseLight. Upon closing, the Company recognized a gain on the sale of $8,707,280. The sale proceeds were to be paid over multiple tranches. The first tranche payment was recived on November 8, 2019 in the amount of $8,000,000. The second tranche payment was payment was made in two installments, with first paid on February 14, 2020 in the amount of $4,750,000 and the second on March 30, 2020 in the amount of $8,250,000.

The Company received payments of $1,500,000 and $1,000,000 on June 29, 2020 and July 3, 2020 respectively. After taking into consideration the length of time it had taken the Buyer to make the foregoing payments and the Company’s expectations regarding the likelihood of receiving an additional payment, the Company determined that it was in its best interest to accept partial payments as final payment on the Company’s receivable. As a result, the Company recognized a credit loss of $2,500,000 during the year ended December 31, 2020 (nil - 2019 and nil - 2018).

The Company received an additional $2,000,000, in excess of the sale proceeds which was immediately paid to Oak Capital on behalf of the Buyer for due diligence, legal and other expenses.

Revenue and expenses, and gains and losses relating to the discontinued operations were removed from the results of continuing operations and are shown as a single line item on the face of the consolidated statements of operations and deficit. The operating results of the discontinued operations can be analysed as follows:

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

23.	DISCONTINUED OPERATION (Continued)

Results of discontinued operations

	For the Period From	For the year ended
	January 1 to November 8,	December 31,
	2019	2018

Revenue	$4,426,355	$3,888,185

Cost of revenue	1,201,373	1,475,969

Gross margin	3,224,982	2,412,216

Operating expenses
Research and development	5,677,222	6,430,328
Selling, marketing and administration	1,950,526	5,515,329
Interest expense	74,494	-
Impairment loss	-	156,717
Other income	(1,251,737)	(1,491,556)

Operating expenses	6,450,505	10,610,818

Loss from discontinued operations	(3,225,523)	(8,198,602)
Gain on sale of discontinued operations, net of taxes	8,707,280	-
Income tax recovery	-	(297,940)

Net income (loss), net of taxes	$5,481,757	$(7,900,662)

Disaggregated Revenues

The Company disaggregates revenue by timing of revenue recognition, that is, at a point in time and revenue over time. Disaggregated revenue is as follows:

	For the Period From	For the Year Ended
	January 1 to November 8,	December 31,
	2019	2018

Non-contract revenue (at a point in time)(1)(3)	$2,092,426	$3,261,518
Contract revenue (revenue over time)(2)(3)	2,221,429	441,667
Contract revenue (at a point in time)(2)(3)	112,500	185,000

	$4,426,355	$3,888,185

(1) Revenue from the sale of products.

(2) Revenue from long-term projects or non-recurring engineering (NRE).

(3) All revenue was generated from the Singapore geographic region.

Revenue Contract Balances

	Contract
	Receivables	Liabilities

Balance, January 1, 2018	$40,000	$-
Revenues recognized	626,667	(626,667)
Changes due to payment, fulfillment of performance obligations or other	(606,667)	626,667

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

23.	DISCONTINUED OPERATION (Continued)

	Contract
	Receivables	Liabilities

Balance, December 31, 2018	60,000	-
Revenues recognized	2,333,929	(2,333,929)
Changes due to payment, fulfillment of performance obligations or other	(1,293,929)	2,333,929

Balance, November 8, 2019	$1,100,000	$-

Research and development costs included in discontinued operations can be analysed as follows:

	For the Period From	For the Year Ended
	January 1 to November 8,	December 31,
	2019	2018

Wages and benefits	$3,565,076	$3,818,980
Supplies	1,412,572	2,070,495
Subcontract fees	728,457	400,000
Stock-based compensation	(28,883)	140,853

	$5,677,222	$6,430,328

Selling, marketing and administration costs included in discontinued operations can be analysed as follows:

Wages and benefits	$887,860	$1,034,715
Rent and facility costs	604,442	975,467
General expenses	458,465	785,635
Stock-based compensation	(46,725)	278,385
Professional fees	46,484	31,747
Depreciation and amortization	-	2,409,380

	$1,950,526	$5,515,329

Cash flows from (used in) discontinued operations

	2019	2018

CASH (USED IN) PROVIDED BY:
OPERATING ACTIVITIES
Net income (loss)	$5,481,757	$(7,900,662)
Adjustments for:
Depreciation of property and equipment	-	2,372,152
Gain on sale of discontinued operations	(8,707,280)	-
Amortization of intangibles	-	37,228
Interest expense	74,494	-
Impairment loss	-	156,717
Stock-based compensation	(75,608)	419,238
Income tax recovery	-	(297,940)
Deferred rent	(1,825)	(21,992)
Expected credit loss	-	40,615

	(3,228,462)	(5,194,644)

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

23.	DISCONTINUED OPERATION (Continued)

Net change in non-cash working capital accounts:
Accounts receivable	584,902	(508,093)
Prepaid and other current assets	497,259	(949,401)
Inventory	(334,425)	78,733
Accounts payable and accrued liabilities	(470,378)	1,782,612

Cash flows provided by (used in) operating activities	(2,951,104)	(4,790,793)

INVESTING ACTIVITIES
Proceeds from the sale of discontinued operations, net of cash
given up (1)	7,519,126	-
Purchase of property and equipment (Note 7)	(1,599,272)	(3,467,992)
Purchase of patents and licenses (Note 8)	(11,231)	-

Cash flows from investing activities	5,908,623	(3,467,992)

FINANCING ACTIVITIES
Payment of lease liability (Note 9)	(258,460)	-

Cash flows from financing activities	(258,460)	-

EFFECT OF EXCHANGE RATE CHANGES ON CASH	(14,010)	26,490

NET CHANGE IN CASH	$2,685,049	$(8,232,295)

Effect of Disposal on the Financial Position of the Group

Accounts receivable	$396,037
Prepaid and other current assets	2,303,014
Inventory	774,404
Property and equipment	8,424,638
Right of use asset	880,577
Patents	29,696
Goodwill and customer list	6,718,953
Trade payables	(1,312,053)
Lease Liability	(695,733)
Deferred tax liability	(707,687)

Net assets disposed	$16,811,846

(1) Consideration received in cash	$8,000,000
(1) Cash given up	(480,874)
Consideration receivable	18,000,000

Net inflows	$25,519,126

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

24.	GOODWILL AND DEFERRED TAX LIABILITY

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

The continuity of goodwill is as follows:

	DenseLight	BB Photonics	Total

Balance January 1, 2018 and December 31, 2018	$6,630,544	$1,050,459	$7,681,003
Impairment	-	(1,050,459)	(1,050,459)
Disposed on the sale of DenseLight	(6,630,544)	-	(6,630,544)

Balance, December 31, 2019 and 2020	$-	$-	$-

Deferred tax liability was created on the date of purchase for both DenseLight and BB Photonics. The following is a continuity of deferred tax liability.

	DenseLight	BB Photonics	Total

Balance, January 1, 2018	$1,005,627	$292,740	$1,298,367
Tax effect of amortization	(297,940)	-	(297,940)

Balance, December 31, 2018	707,687	292,740	1,000,427
Tax effect of Impairment	-	(292,740)	(292,740)
Disposed on the sale of DenseLight	(707,687)	-	(707,687)

Balance, December 31, 2019 and 2020	$-	$-	$-

Included in the sale of DenseLight on November 8, 2019 was $6,630,544 of goodwill and $707,687 of deferred liability.

25.	INCOME TAXES

The following table reconciles the expected income tax recovery at the Canadian statutory income tax rate of 26.5% for 2020 (2019 - 26.5%, 2018 - 26.5%) to the amounts recognized in operations.

For the Year Ended December 31,	2020	2019	2018

Net loss, continuing operations	$(18,169,070)	$(11,727,372)	$(8,422,117)
Net income (loss), discontinued operations	-	5,481,757	(8,198,602)

Net loss before taxes	$(18,169,070)	$(6,245,615)	$(16,620,719)

Expected current income tax recovery	4,814,804	1,655,088	4,404,491
Deferred tax recovery (2)	-	292,740	297,940

	4,814,804	1,947,828	4,702,431

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

25.	INCOME TAXES (Continued)

For the Year Ended December 31,	2020	2019	2018

Adjustments to income tax recovery:

Amounts not deductible for tax purposes	$(957,400)	$(1,212,900)	$(1,065,900)
Other non-deductible items	(137,000)	(173,000)	(509,900)
Other deductible items	115,000	216,000	77,000
Non-taxable gain	-	2,307,000	-
Foreign tax differential	(221,000)	591,000	(592,000)
Non-recognizable permanent capital loss	-	(1,175,000)	-
Unusable foreign tax recoveries (1)	-	(7,040,081)	-
Unrecognized tax recovered (losses)	(3,614,404)	4,831,893	(2,313,691)

Income tax recovery recognized (2)	$-	$292,740	$297,940

(1) Deferred tax assets applicable to DenseLight and no longer available to the Company.

(2) Deferred tax recovery and income tax recovery recognized for 2018 and 2017 are included Income (loss) from discontinued operations, net of taxes on the consolidated statements of operations and deficit.

The following table reflects future income tax assets at December 31:

	2020	2019	2018

Resource assets	$1,024,271	$1,024,271	$1,024,271
Gross unamortized share issue costs	325,600	385,000	669,000
Canadian non-capital losses	22,969,000	16,545,000	12,431,000
Canadian capital losses	4,432,532	4,432,500	-
US non-capital losses	78,829,000	75,060,000	71,594,000
Singapore non-capital losses	3,753,000	378,000	46,894,000

	111,333,403	97,824,771	132,612,271
Unrecognized deferred tax assets	(111,333,403)	(97,824,771)	(132,612,271)

Deferred income tax assets recognized	$-	$-	$-

In accordance with Section 382 of the Internal Revenue Code, the usage of the Company’s net operating loss carry forward related to the BB Photonics acquisition in 2016 of approximately $928,000 could be subject to annual limitation since there was greater than 50% ownership change.

26.	COVID-19 GOVERNMENT SUPPORT LOANS

In March 2020, the United States Congress passed the Paycheck Protection Program (“PPP”), authorizing loans to small businesses for use in paying employees that they continue to employ throughout the COVID-19 pandemic and for rent, utilities and interest on mortgages. Loans obtained through the PPP are eligible to be forgiven as long as the proceeds are used for qualifying purposes and certain other conditions are met. On May 3, 2020, the Company received a loan in the amount of $186,747 through the PPP. Management expects that the entire loan will be used for payroll, utilities and interest; therefore, management anticipates that the loan will be substantially forgiven. To the extent it is not forgiven, the Company would be required to repay that portion at an interest rate of 1% over a period of two years, beginning July 2021 with a final installment in May 2022. The Company may prepay the PPP loan at any time prior to maturity with no penalty.

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

26.	COVID-19 GOVERNMENT SUPPORT LOANS (Continued)

On April 9, 2020, the Canadian government launched the Canada Emergency Business Account (“CEBA”) which is intended to support businesses during COVID-19 by providing interest free financing of up to $31,404 (CA$40,000) until December 31, 2022. If 75% of the loan is repaid by December 31, 2022, the loan recipient will be eligible for a loan forgiveness of the remaining 25% of the amount loaned. On April 15, 2020, the Company received a loan in the amount of $31,404 through the CEBA. If the loan has not been repaid by December 31, 2022, the outstanding amount will be automatically extended for an additional three years at 5% interest per annum payable monthly and maturing on December 31, 2025. The Company expects to repay 75% of the amount borrowed prior to December 31, 2022.

27.	FORMATION OF JOINT VENTURE

On October 22, 2020, the Company signed a Joint Venture Agreement (“JVA”) with Sanan IC to manufacture cost-effective, high-performance optical engines based on POET’s proprietary CMOS compatible Optical Interposer platform technology. In conjunction with the signing of the JVA, Sanan IC and the Company formed a joint venture company, Super Photonics Xiamen Co., Ltd. (“JVC”). The JVC will assemble, test, package and sell optical engines, a primary component of optical transceivers that transmit data between switches and severs in data centers and between data centers and metro areas.

28.	SUBSEQUENT EVENTS

On February 11, 2021, the Company completed a brokered private placement offering of 17,647,200 units at a price of $0.67 (CAD$0.85) per unit for gross proceeds of $11,811,118 (CAD$15,000,120). Each unit consists of one common share and one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at a price of $0.90 (CAD$1.15) per share until February 11, 2023. At any time after June 12, 2021, the Company reserves the right to accelerate the expiry of the warrants if the Company’s average stock price exceeds $1.81 (CAD$2.30) for a period of 10 consecutive trading days. The broker was paid a cash commission of $708,667 (CAD$900,007) equating to 6% of the gross proceeds and received 1,058,832 broker warrants. Each broker warrant is exercisable into one common share of the Company at a price of $0.67 (CAD$0.85) per broker warrant until February 11, 2023.

In addition to funds received from the brokered private placement, subsequent to December 31, 2020 the Company received $8,441,240 (CAD$10,714,953) from the exercise of stock options and warrants. The Company also improved its liquidity by $1,709,526 (CAD$2,170,000) through the conversion of convertible debentures into common shares of the Company.

Page 33