Form 20-F
period 2021-12-31
POET TECHNOLOGIES INC.
filed 2022-04-27
CIK 1437424

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

The number of outstanding shares of common stock, no par value, as of December 31, 2021 was 36,494,228

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

Large accelerated filer ☐	Accelerated filer ☒	Emerging Growth Company ☐	Non-accelerated filer ☐

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

This Annual Report (including the consolidated audited financial statements for the years ended December 31, 2021, 2020 and 2019 attached thereto, together with the auditors’ report thereon), and the exhibits thereto shall be deemed to be incorporated by reference as exhibits to the Registration Statement of the Company on Form F- 10, as amended (File No. 333-227873), and to be a part thereof from the date on which this report was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Business of POET Technologies Inc.

POET designs, develops, manufactures and sells integrated opto-electronic solutions for data communications and telecommunications markets. POET has developed and is marketing its proprietary POET Optical InterposerTM platform which utilizes a novel waveguide technology that allows the integration of electronic and photonic devices into a single multi-chip module. The integration of devices into a single package is achieved by applying advanced wafer-level semiconductor manufacturing techniques and novel packaging methods developed by POET. POET’s Optical Interposer eliminates costly components, assembly and testing methods employed in conventional photonics solutions. It is anticipated that in addition to lowering costs compared to conventional devices, POET’s Optical Interposer provides a flexible and scalable platform for a variety of photonics applications ranging from data centers to consumer products.

On October 21, 2020, the Company signed a Joint Venture Agreement (“JVA”) establishing a joint venture company, Super Photonics Integrated Circuit Xiamen Co., Ltd (“SPX”) with Xiamen Sanan Integrated Circuit Co. Ltd. (“Sanan IC”) whose purpose is to assemble, test, package and sell cost-effective, high-performance optical engines based on POET’s proprietary Optical Interposer platform technology.

SPX’S capitalization is a combination of committed cash, capital equipment and intellectual property from Sanan IC and intellectual property and know-how from POET, with a combined estimated value of approximately US$50M. Capitalization is on-going and has not yet been completed. POET’s contribution of certain intellectual property and know-how was valued by an independent appraiser at $22.5M. Sanan IC will contribute cash of approximately $25M for capital equipment and operating expenses over a 2-3year period, with the expectation that the eventual ownership of the JV will be approximately 52% Sanan IC and 48% POET. SPX is an independent company and is operated as a true joint venture, so its financial results are not consolidated into POET’s but are reported as a gain in the value of the contribution to the JV and a gain or loss in the Company’s percentage ownership of the JV.

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

SPX will assemble, test, package and sell 100G, 200G and 400G optical engines with customized lasers and photodiodes from Sanan IC combined with optical interposer platform technology from POET. Optical engines are primary components of optical transceivers that transmit data between switches and servers in data centers and between data centers and metro areas. With assembly and test operations built upon the non-linear, wafer-scale methods of the semiconductor industry, compared to the linear scale of conventional photonics assembly, SPX will be able to offer optical engines at dramatically lower cost and higher performance. Device volumes can scale rapidly with marginal investments in capital equipment and labor compared to conventional methods. This ability to manufacture optical engines at the large-scale volumes as needed, offer the opportunity for SPX and POET to penetrate rapidly the large markets for high-speed data communications applications, including internet data centers and 5G carrier networks.

During the year ended December 31, 2021, the Company reported non-recurring engineering revenue of $209,100 related to a specific Optical Interposer design project.

Net loss for the year was $15,669,093. The net loss included $8,165,128 incurred for research and development activities directly related to the development and commercialization of the POET Optical Interposer Platform. Research and development included non-cash costs of $1,769,951 related to stock-based compensation. $9,055,528 was incurred for selling, marketing and administration expenses which included non-cash costs of $2,764,419 related to stock-based compensation and $1,100,522 related to depreciation and amortization.

The Company incurred $364,619 of interest expense, of which $213,843 was non-cash, primarily related to funds borrowed at various dates and from various lenders in 2019 by way of convertible debentures. During the year, $3,571,342 worth of the convertible debentures were converted into 1,119,750 units of the Company. Each unit consists of one common share and one common share purchase warrant of the Company.

During the period ended December 31, 2021, the Company recognized a gain of $2,587,500 related to its contribution of intellectual property to SPX in accordance with IAS 28. Additionally, the Company recognized its share of SPX’s losses using the equity method. The Company recognized 94.2% or $1,142,249 of the net operating loss of SPX for the period from March 12, 2021 to December 31, 2021. The Company’s current share of the operating loss is a result of the high value of the Company’s initial contribution. The Company’s share of the loss will reduce as Sanan IC periodically contributes cash and other assets to SPX.

The Company’s statement of financial position as of December 31, 2021 reflects assets with a book value of $27,153,977 compared to $11,636,728 as of December 31, 2020. Eighty percent (80%) of the book value at December 31, 2021 was in current assets consisting primarily of cash, cash equivalents and short-term investments of $21,308,603 compared to sixty-four percent (64%) of the book value as of December 31, 2020, which consisted primarily of cash of $6,872,894. Non-current assets included $1,445,251 related to the Company’s investment in SPX.

On February 24, 2022, the Company filed Articles of Amendment to consolidate its common shares on a ten-for-one basis. For further clarity, for every ten (10) pre-consolidated common shares, shareholders received one (1) post-consolidated common share. On February 28, 2022 the Company’s common shares began trading on the TSX Venture Exchange on a post consolidation basis. The Company’s name and trading symbol remained unchanged. All references to share and per share amounts in these consolidated financial statements and accompanying notes to the consolidated financial statements have been retroactively restated to reflect the ten-for-one share consolidation.

On March 14, 2022, the Company’s common shares began trading on Nasdaq Stock Market LLC (the “Nasdaq”) under the ticker symbol “POET”.

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

The selected financial data of the Company for the years ended December 31, 2021, 2020 and 2019 was derived from the audited annual consolidated financial statements of the Company, which have been audited by Marcum LLP, independent registered public accounting firm. Selected financial data of the Company for the years ended December 31, 2018 and 2017 was derived from the consolidated financial statements of the Company, which are not included in this Annual Report.

The information contained in the selected financial data for the 2021, 2020 and 2019 years is qualified in its entirety by reference to the Company’s audited consolidated financial statements and related notes included under the heading “ITEM 17”. Financial Statements” and should be read in conjunction with such financial statements and related notes and with the information appearing under the heading “ITEM 5”.

Operating and Financial Review and Prospects.” Except where otherwise indicated, all amounts are presented in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The Company has financed its operations from public and private sales of equity securities, issuance of convertible debentures, proceeds received upon the exercise of warrants and stock options, sales of the Company’s photonic products and, prior to 2012, by sales of solar energy equipment products. The Company has never been profitable, so its ability to finance operations has been dependent on equity financings. Since 2016, through its former subsidiary, DenseLight Semiconductor Pte. Ltd, the Company generated cash flow from the sale of its photonic sensing products and non-recurring revenue (NRE). We believe, however, that it will need to rely on the sale of equity securities, debt securities or a combination of both, to provide funds for its activities on an ongoing basis until we have concluded the development of the Optical Inter-poser. See ITEM 3.D. “Risk Factors.”

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future.

Consolidated Statements of Operations Under

International Financial Reporting Standards

(US$)

				Restated	Restated
Years Ended December 31,	2021	2020	2019	2018	2017
Revenue	$209,100

Operating Expenses
Selling, marketing and administrative	$9,055,528	$8,137,998	$6,697,387	$6,173,875	$5,887,709
Research and development	8,165,128	6,634,317	2,083,815	2,262,476	2,039,421
Operating Expenses	17,220,656	14,772,315	8,781,202	8,436,351	7,927,130
Impairment loss	-	-	1,764,459	-	-
Interest expense	364,619	937,903	819,911	-	-
Amortization of debt issuance costs	-	-	372,340	-	-
Other income, including interest	(75,084)	(41,148)	(10,540)	(14,234)	(18,279)
Credit loss on receivable from the sale of discontinued operations	-	2,500,000
Forgiveness of Covid-19 government support loans	(186,747)		-	-	-
Gain on contribution of intellectual property to joint venture	(2,587,500)
Share of loss in joint venture	1,142,249
Net loss from continuing operations	15,669,093	18,169,070	11,727,372	8,422,117	7,908,851
Income tax recovery	-	-	(292,740)	-	-
Net loss from continuing operations, net of taxes	(15,669,093)	(18,169,070)	(11,434,632)	(8,422,117)	(7,908,851)
Income (loss) from discontinued operations, net of taxes	-	-	5,481,757	(7,900,662)	(4,888,946)
Net loss	(15,669,093)	(18,169,070)	(5,952,875)	(16,322,779)	(12,797,797)
Deficit, beginning of year	(157,317,877)	(139,148,807)	(133,195,932)	(116,873,153)	(104,075,356)
Deficit, end of year	$(172,986,970)	$(157,317,877)	$(139,148,807)	$(133,195,932)	$(116,873,153)

Basic and diluted loss per share, continuing operations	$(0.45)	$(0.62)	$(0.40)	$(0.30)	$(0.30)
Basic and diluted income (loss) per share, discontinued operations	-	-	$0.20	$(30.00)	$(0.20)
Basic and diluted loss per share	$(0.45)	$(0.62)	$(0.20)	$(0.60)	$(0.50)

Consolidated Statements of Discontinued Operations Under

International Financial Reporting Standards

(US$)

			For the Period from January 1, 2019 to November 8,	For the Years Ended December 31,

	2021	2020	2019	2018	2017

Revenue	-	-	$4,426,355	$3,888,185	$2,794,044
Cost of Revenue	-	-	1,201,373	1,475,969	1,342,691
Gross Margin	-	-	3,224,982	2,412,216	1,451,353
Operating Expenses	-	-
Selling, marketing and administrative	-	-	1,950,526	5,515,329	4,983,032
Research and development	-	-	5,677,222	6,430,328	3,403,452
Operating Expenses			7,627,748	11,945,657	8,386,484
Interest expense	-	-	74,494	-	-
Impairment loss	-	-	-	156,717	-
Other income	-	-	(1,251,737)	(1,491,556)	(1,748,245)
Expenses	-	-	6,450,505	10,610,818	6,638,239
Net loss from operations	-	-	(3,225,523)	(8,198,602)	(5,186,886)
Change in fair value contingent consideration	-	-	-	-	-
Gain on sale of discontinued operations, net of taxes	-	-	8,707,280	-	-
Net income (loss) from discontinued operations	-	-	5,481,757	(8,198,602)	(5,186,886)
Income tax recovery	-	-	-	297,940	297,940
Income (loss) from discontinued operations, net of income taxes	-	-	$5,481,757	$(7,900,662)	$(4,888,946)

Consolidated Statements of Financial Position

Under International Financial Reporting Standards

(US$)

	December 31,
	2021	2020	2019	2018	2017
Assets
Cash and cash equivalents	$14,941,775	$6,872,894	$1,428,129	$2,567,868	$4,974,478
Short-term investments	6,366,828	-	-	-	-
Accounts receivable	-	-	-	946,944	493,925
Receivable from the sale of discontinued operations	-	-	18,000,000	-	-
Prepaids and other current assets	480,523	618,717	831,265	2,936,619	1,957,727
Inventory	-	-	-	436,833	524,582
Investment in joint venture	1,445,251
Property and equipment	3,064,234	3,185,754	3,143,060	9,299,513	8,278,170
Patents and licenses	528,476	438,677	452,384	466,714	456,250
Right of use asset	326,890	520,686	222,517	-	-
Intangible assets	-	-	-	802,409	839,637
Goodwill	-	-	-	7,681,003	7,681,003
Total Assets	$27,153,977	$11,636,728	$24,077,355	$25,137,903	$25,205,772
Liabilities
Accounts payable and accrued liabilities	$1,791,222	$1,730,361	$1,725,708	$3,040,422	$810,593
Covid-19 government support loans	31,660	147,841	-	-	-
Lease liability	101,074	172,949	223,758	-	-
Convertible debentures	-	3,341,246	3,089,033	-	-
Non-current covid-19 government support	-	70,310	-	-	-
Non-current lease liability	258,274	359,048	-	-	-
Deferred tax liability	-	-	-	1,000,427	1,298,367
Deferred rent	-	-	-	1,814	24,031
Total Liabilities	2,182,230	5,821,755	5,038,499	4,042,663	2,132,991
Shareholders’ Equity
Share capital	147,729,846	114,586,260	112,144,172	112,028,194	103,616,221
Equity component of loan payable	-	565,121	627,511	-	-
Warrants	5,328,455	5,557,002	8,525,358	8,303,738	5,985,378
Contributed surplus	46,954,333	44,407,679	38,799,337	36,042,754	32,102,967
Accumulated other comprehensive loss	(2,053,917)	(1,983,212)	(1,908,715)	(2,083,514)	(1,758,632)
Deficit	(172,986,970)	(157,317,877)	(139,148,807)	(133,195,932)	(116,873,153)
Total Equity	24,971,747	5,814,973	19,038,856	21,095,240	23,072,781
Total Liabilities and Equity	$27,153,977	$11,636,728	$24,077,355	$25,137,903	$25,205,772

B.	Capitalization and Indebtedness

During 2021, holders of certain convertible debentures converted $3,571,342 (2020 - $369,545) worth of convertible debentures into 1,119,750 (2020 – 123,500) units of the Company. On September 19, 2021, $7,886 of convertible debentures matured and was repaid to the holder of the convertible debenture. As of December 31, 2021 all convertible debentures were either exercised or matured and repaid.

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

We have historically incurred losses and negative cash flows from operations since our inception. As of December 31, 2021, we had an accumulated deficit of $172,986,970. For the years ended December 31, 2021, December 31, 2020 and December 31, 2019, we incurred net losses of $15,669,093, $18,169,070 and $5,952,875 respectively.

As of December 31, 2021, we held $21,308,603 in cash and cash equivalents and short-term investments, and we had working capital of $19,865,170.

We divested our major operating asset, adopted a new “fab-light” strategy, and we plan to focus on the Optical Interposer as our main business. Any or all of these decisions if incorrect may have a material adverse effect on the results of our operations, financial position and cash flows, and pose further risks to the successful operation of our business over the short and long-term.

There are substantial risks associated with our adoption of a “fab-light” strategy, including the loss of revenue associated with the divested operation, the loss of control over an internal development asset, and the loss of key technical knowledge available from personnel who will no longer be employed by the Company, many of whom we may have to replace.

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

We have taken substantial measures to protect POET’s intellectual property in the Optical Interposer, including development and production with a separate third-party company which engaged no engineering personnel from our former subsidiary company DenseLight. We conducted development of component devices with a segregated team at our DenseLight facility and took measures to protect POET’s intellectual property on those developments as well. However, we cannot guarantee that all our measures to protect our intellectual property on either the POET Optical Interposer or its component devices have been totally effective. In addition, we cannot guarantee that DenseLight or any other third-party that we rely on to perform development, manufacturing, packaging or testing services will perform as expected and produce the devices we will need to grow our Optical Interposer business.

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

On October 21, 2020, the Company signed a Joint Venture Agreement (“JVA”) with Sanan IC to form a joint venture company, Super Photonics Xiamen Co., Ltd. (“SPX”), which will eventually be owned 48% by the Company once SAIC is fully invested. SPX will assemble, test, package and sell certain optical engines on an exclusive basis globally and certain others on an exclusive basis in the territory of Greater China. Optical engines based on the POET Optical Interposer are expected to be a primary component of several types of optical transceivers used in data centers. The joint venture is based on the contribution by the Company of certain assembly and test know-how and other intellectual property and cash to be contributed by Sanan IC in stages, subject to meeting certain milestones, to cover all capital and operating expenses of SPX until it is self-sustaining. We cannot guarantee that SPX will meet each milestone or that Sanan IC will or will not contribute capital on schedule when and if such milestones are met, nor can we guarantee that SPX will be successful in assembling and testing optical engines, nor in the marketing and sales once the optical engines are tested and qualified by potential customers.

Because no party to the joint venture, including the Company has a control position, we are not able to consolidate revenue and expenses directly into the Company’s financial statements. The earnings or loss from the joint venture operations are included as a single line item in the financial statements and the gain or loss on the intellectual property contributed to the joint venture is reported on another. Further, even though the joint venture may appreciate in market value if successful, the Company will not be able to reflect any increase in fair value, other than adding or subtracting on a periodic basis the income or loss experienced by the joint venture in relation to the Company’s percentage ownership at the time.

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

We depend on a limited number of suppliers of epitaxial wafers and contract manufacturers for our Indium Phosphide (“InP”) laser developments and optical interposer production activities. Some of these suppliers are sole source suppliers. We typically have not entered into long-term agreements with our suppliers. As a result, these suppliers generally may stop supplying us materials and other components at any time. Our reliance on a sole supplier or limited number of suppliers could result in delivery problems, reduced control over technology development, product development, pricing and quality, and an inability to identify and qualify another supplier in a timely manner. Some of our suppliers that may be small or under-capitalized may experience financial difficulties that could prevent them from supplying us materials and other components. In addition, our suppliers, including our sole source suppliers, may experience manufacturing delays or shutdowns due to circumstances beyond their control such as pandemics, earthquakes, floods, fires, labor unrest, political unrest or other natural disasters. A change in supplier could require technology transfer that could require multiple iterations of test wafers. This could result in significant delays in resumption of production.

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

Failure to comply with requirements to design, implement and maintain effective internal control over financial reporting could have a materially adverse impact on our financial reporting and our business. Although we were previously exempt from certain requirements to audit our internal controls over financial reporting, as a result of our “emerging growth company” status recently expiring, we are now, and in the future expect to continue to be, required to have our internal controls over financial reporting audited under Section 404(b) of the Sarbanes-Oxley Act. The audit of our internal control over financial reporting identified a material weakness in our internal control over financial reporting as of December 31, 2021.

Preparing our consolidated financial statements involves a number of complex manual and automated processes, which are dependent upon individual data input or review and require significant management judgment. One or more of these elements may result in errors that may not be detected and could result in a material misstatement of our consolidated financial statements. The Sarbanes-Oxley Act in the U.S. requires, among other things, that as a publicly traded company we disclose whether our internal control over financial reporting and disclosure controls and procedures are effective. Until December 31, 2021 we qualified as an “emerging growth company” under the JOBS Act, and, as a result, were exempted from certain SEC reporting requirements, including those requiring registrants to include an auditor’s report regarding the Company’s internal controls as part of such registrant’s periodic reports. Our “emerging growth company” status expired on December 31, 2021, and the report of our auditors regarding the effectiveness of our internal controls over disclosure and financial reporting as of December 31, 2021 is attached as an exhibit to this annual report.

Our internal control over financial reporting cannot guarantee that no accounting errors exist or that all accounting errors, no matter how immaterial, will be detected because a control system, no matter how well designed and operated, can provide only reasonable, but not absolute assurance that the control system’s objectives will be met. If we are unable to implement and maintain effective internal control over financial reporting, our ability to accurately and timely report our financial results could be adversely impacted. This could result in late filings of our annual and quarterly reports under the Securities Act (Ontario) and the Securities Exchange Act of 1934 (the “Exchange Act”), restatements of our consolidated financial statements, a decline in our stock price, suspension or delisting of our common stock by the TSX Venture Exchange, or other material adverse effects on our business, reputation, results of operations or financial condition.

The process of designing and implementing effective internal control over financial reporting is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal control that is adequate to satisfy our reporting obligations as a public company. In addition, we are required, pursuant to Section 404(a) of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting. This assessment must include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. Testing and maintaining our internal control over financial reporting may divert our management’s attention from other matters that are important to our business. In connection with the implementation of the necessary procedures and practices related to our internal control over financial reporting, we and/or our independent registered accounting firm may identify material weaknesses and other deficiencies that may require significant effort and expense to remediate. We may encounter problems or delays in completing the remediation of any such weaknesses or other deficiencies.

In the process of completing their audit of our internal control over financial reporting as of December 31, 2021, our independent registered accounting firm identified a material weakness with respect to user access controls over certain software we utilize for financial reporting. Specifically, our independent registered accounting firm found that adequate restrictions were not in place to ensure appropriate segregation of duties among our personnel, which could result in inappropriate access rights in certain instances. Accordingly, we and our independent registered accounting firm determined that our internal control over financial reporting, and our management determined that our disclosure controls and procedures, were not effective as of December 31, 2021. See Item 15 “Controls and Procedures.”

Although we have taken steps to remediate the material weakness identified to us by our independent registered accounting firm, the material weakness will not be considered remediated until the applicable remedial controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively. Further, our independent registered accounting firm has not performed a new audit of our internal control over financial reporting and we cannot give assurances that the measures we have thus far taken to remediate the aforementioned material weakness were sufficient or that they will prevent future material weaknesses. As management continues to evaluate and work to improve our internal control over financial reporting, we may determine it necessary to take additional measures or modify the remediation measures we have taken to date.

If we or our independent registered accounting firm later determine that the remedial measures we have taken are insufficient to address such material weakness, we will continue to disclose such material weakness in our periodic reports. Additionally, if there is a change in conditions, or the degree of compliance with policies or procedure deteriorates, internal review of our internal control over financial reporting or the subsequent testing by our independent registered public accounting firm may reveal other deficiencies in our internal control over financial reporting that are deemed material weaknesses. If this occurs, our consolidated financial statements or disclosures may contain material misstatements and we could be required to restate our financial results. In addition, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting or our independent registered public accounting firm may not in future issue an unqualified opinion, each of which could lead to investors losing confidence in our reported financial information, which could have a material adverse effect on the trading price of our common stock, and we may be unable to maintain compliance with applicable stock exchange listing requirements.

Our ability to use our net operating losses and certain other tax attributes may be limited.

As of December 31, 2021, we had accumulated net operating losses (“NOLs”), of approximately $122 million. Varying jurisdictional tax codes have restrictions on the use of NOLs, if a corporation undergoes an “ownership change,” the Company’s ability to use its pre-change NOLs, R&D credits and other pre-change tax attributes to offset its post-change income may be limited. An ownership change is generally defined as a greater than 50% change in equity ownership. Based upon an analysis of our equity ownership, we do not believe that we have experienced such ownership changes and therefore our annual utilization of our NOLs is not limited. However, should we experience additional ownership changes, our NOL carry forwards may be limited.

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

In the ordinary course of business, we collect and store confidential information, including proprietary business information belonging to us, our customers, suppliers, business partners and other third parties and personally identifiable information of our employees. We rely on information technology systems to protect this information and to keep financial records, process orders, manage inventory, coordinate shipments to customers, and operate other critical functions. Our information technology systems may be susceptible to damage, disruptions or shutdowns due to power outages, hardware failures, telecommunication failures and user errors. If we experience a disruption in our information technology systems, it could result in the loss of sales and customers and significant incremental costs, which could materially adversely affect our business. We may also be subject to security breaches caused by computer viruses, illegal break-ins or hacking, sabotage, or acts of vandalism by disgruntled employees or third parties. The risk of a security breach or disruption, particularly through cyberattack or cyber intrusion, including by computer hackers, foreign governments and cyber terrorists, has increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. Our information technology network and systems have been and, we believe, continue to be under constant attack. Accordingly, despite our security measures or those of our third-party service providers, a security breach may occur, including breaches that we may not be able to detect. Security breaches of our information technology systems could result in the misappropriation or unauthorized disclosure of confidential information. Such breaches could also result in legal action against us by third parties.

The COVID-19 outbreak could delay our development activities and adversely affect our results of operations.

The global outbreak of COVID-19 has resulted in Canada, the United States, Singapore, China and other countries halting or sharply curtailing the movement of people, goods and services. The curtailed activity has negatively affected many businesses, including the Company and other businesses that operate in our sector. The prolonged economic impact of COVID-19 remains uncertain. At this point, we believe the conditions may have a material adverse impact on our business, as our suppliers are experiencing major delays resulting from high backlogs of orders and an inability to operate at full capacity. Such delays have resulted in a four to six months delay or longer in the Company achieving certain development objectives. Given the rapidly changing developments we cannot accurately predict what effects these developments will have on our business going forward, which will depend on, among other factors, the ultimate geographic spread of the virus, governmental limitations, the duration of the outbreak, travel restrictions and business closures.

The Company may experience these factors in the future and these factors may have a material adverse effect on the Company’s business, operating results and financial condition.

Risks Related to Our Common Stock

In order to qualify for listing on the Nasdaq, we recently consolidated our common shares on a 10-for-1 basis, thereby reducing the total number of our common shares which are outstanding on a post-consolidation basis. We cannot guarantee that the reduction in the number of our outstanding common shares as a result of the consolidation will not adversely affect the liquidity of our common shares or decrease the overall value of the Company in the future.

On February 28, 2022, the Company completed a 10-for-1 consolidation of our outstanding common shares, resulting in a total of 36,496,456 common shares of the Company outstanding on a post-consolidation basis. The reduced number of outstanding shares may reduce market liquidity of our common shares and/or affect investor perception of the value of the Company, and as a result shareholders may not be able to sell their shares on a timely basis, or at all. In-order to attract a wider investor audience for our shares and thereby to achieve a higher market value, we have listed on the Nasdaq Capital Market.

In order to attract a wider investor audience for our shares and thereby to achieve a higher market value, we have listed on the Nasdaq.

Our participation in this new market for our shares involves several levels of uncertainty and additional costs, in both capital and management time and attention. In addition, our Directors and Officers (D&O) liability insurance expense will increase dramatically, reflecting an increased prevalence of derivative shareholder lawsuits in the United States versus Canada. We cannot guarantee that listing on the Nasdaq will improve our stock price or liquidity, or attract a wider investor audience for our shares.

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

As of April 14, 2022, our 52-week high and low closing market prices for our common stock on the TSXV were CA$15.80 and CA$7.10. In the past, following periods of volatility in the market price of a company’s securities, securities class-action litigation has often been brought against that company. We may become involved in this type of litigation in the future. Litigation of this type may be expensive to defend and may divert our management’s attention and resources from the operation of our business

The listing of our common shares on multiple exchanges may adversely affect the liquidity and value of our common shares.

Currently, our common shares are traded on the TSXV and the Nasdaq. We cannot predict the effect of listing our common shares on multiple exchanges on the market price of our common shares, and listing on multiple exchanges may dilute the liquidity of these securities in one or more markets and may also adversely affect the development of an active trading market for our common stock in the United States.

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

Sales of a substantial number of shares of common stock, or the perception that sales could occur, could adversely affect the market price of our common stock. Additionally, as of April 14, 2022, there were outstanding options to purchase up to 4,969,306 shares of our common stock. As of April 14, 2022, there were outstanding warrants to purchase 3,051,353 shares of our stock. The holders of these options and warrants have an opportunity to profit from a rise in the market price of our common stock with a resulting dilution in the interests of the other shareholders. The existence of these options and warrants may adversely affect the terms on which we may be able to obtain additional financing. The weighted average exercise price of issued and outstanding options is CAD$5.39, the weighted average exercise price of warrants is CAD$8.88, which compares to the CAD$7.58 market price at closing on April 14, 2022. If all of these securities were exercised, an additional 8,020,659 common shares would become issued and outstanding. This represents an increase of 21.98% in the number of shares issued and outstanding and would result in significant dilution to current shareholders

The rights of our shareholders may differ from the rights typically afforded to shareholders of a U.S. corporation.

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

Neither Canadian law nor our Articles or By-laws limit the right of a non-resident to hold or vote common shares of the Company, other than as provided in the Investment Canada Act (the “Investment Act”), as amended by the World Trade Organization Agreement Implementation Act (the “WTOA Act”). The Investment Act generally prohibits implementation of a direct reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a “Canadian,” as defined in the Investment Act (a “non-Canadian”), unless, after review, the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in the common shares of the Company by a non-Canadian (other than a “WTO Investor,” as defined below) would be reviewable under the Investment Act if it were an investment to acquire direct control of the Company, and the value of the assets of the Company were CA$5.0 million or more (provided that immediately prior to the implementation of the investment the Company was not controlled by WTO Investors). An investment in common shares of the Company by a WTO Investor (or by a non- Canadian other than a WTO Investor if, immediately prior to the implementation of the investment the Company was controlled by WTO Investors) would be reviewable under the Investment Act if it were an investment to acquire direct control of the Company and the value of the assets of the Company equaled or exceeded certain threshold amounts determined on an annual basis. The threshold for a pre-closing net benefit review depends on whether the purchaser is: (a) controlled by a person or entity from a member of the WTO; (b) a state- owned enterprise (SOE); or (c) from a country considered a “Trade Agreement Investor” under the Investment Act. A different threshold also applies if the Canadian business carries on a cultural business. The 2022 threshold for WTO investors that are SOEs will be CA$454 million based on the book value of the Canadian business’ assets, up from CA$416 million in 2021. The 2021 thresholds for review for direct acquisitions of control of Canadian businesses by private sector investor WTO investors ($1 billion) and private sector trade- agreement investors ($1.5 billion) remain the same and are both based on the “enterprise value” of the Canadian business being acquired.

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

As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq’s corporate governance listing standards.

As a foreign private issuer listed on Nasdaq, we are subject to Nasdaq’s corporate governance listing standards. However, pursuant to Nasdaq rules, foreign private issuers are permitted to follow the corporate governance practices of their home country in certain instances, provided that disclosure regarding which requirements have not been complied with and confirmation regarding applicable Canadian corporate governance practices which are being followed has been provided. The Company has availed itself of the ability to follow applicable corporate governance standards of its home country in certain instances, and provided such disclosures and confirmations in applicable periodic reports filed with the Securities and Exchange Commission. Certain corporate governance practices in Canada, which is our home country, may differ significantly from Nasdaq corporate governance listing standards. Therefore, our shareholders may be afforded less protection than they otherwise would have in certain instances as a result of following such Canadian corporate governance practices.

The Company may lose its foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.

We are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2022. In order to maintain our current status as a foreign private issuer, either (a) a majority of our common shares must be either directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of our executive officers or directors cannot be U.S. citizens or residents, (ii) more than 50 percent of our assets must be located outside the United States and (iii) our business must be administered principally outside the United States. If we lose our status as a foreign private issuer, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, including the requirement to prepare our financial statements in accordance with U.S. generally accepted accounting principles, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. If we lose foreign private issuer status and are unable to comply with the reporting requirements applicable to a U.S. domestic issuer by the applicable deadlines, we would not be in compliance with applicable SEC rules or the rules of the Nasdaq, which could cause investors could lose confidence in our public reports and could have a material adverse effect on the trading price of our common shares.

Additionally, we are currently eligible to use the multijurisdictional disclosure system (“MJDS”), which, among other things, allows eligible Canadian issuers to make registered public offerings in the United States using a prospectus prepared and reviewed in Canada that is mainly, although not exclusively, in accordance with Canadian disclosure requirements. If the Company no longer qualifies as a foreign private issuer, it would not be eligible to use the MJDS, or other foreign issuer forms for certain securities offerings. The regulatory and compliance costs under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs incurred as a Canadian foreign private issuer eligible for MJDS.

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

On May 11, 2016, in an all-stock transaction, the Company acquired all the issued and outstanding shares of DenseLight Semiconductor Pte. Ltd., a privately held Singapore company that provides optical solutions. DenseLight designs, manufactures and sells optical light source products. DenseLight was acquired for $10,500,000 of the Company’s stock. The Company issued 1,361,115 common shares to the former shareholders of DenseLight.

On November 8, 2019, the Company sold 100% of the issued and outstanding shares of DenseLight for $26,000,000. The Company recognized a gain on the sale of $8,707,280.

On June 22, 2016, in an all-stock transaction, the Company acquired all the issued and outstanding shares of BB Photonics Inc., a privately held US Company with a wholly owned subsidiary, BB Photonics UK Ltd. Both companies design integrated photonics solutions for the data communications market. BB Photonics and its subsidiary were acquired for consideration of $1,550,000. The acquisition was settled with the issuance of 199,609 common shares of the Company to the former shareholders of BB Photonics. The Company dissolved BB Photonics UK Ltd. on October 6, 2020.

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

BB Photonics Inc.

BB Photonics developed photonic integrated components for the datacom and telecom markets utilizing embedded dielectric technology that enables the low-cost integration of active and passive devices into photonic integrated circuits. BB Photonics’ operation is currently dormant.

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

The Company operates geographically in the United States, Canada, Singapore and China.

Capital Expenditures

Our capital expenditures for the last three years, which principally consist of purchases of research and development equipment and instrumentation and patents are as follows:

Period	Capital Expenditure	Purpose
Fiscal 2021	$930,882	Instruments, equipment and patents
Fiscal 2020	$1,573,863	Instruments, equipment and patents
Fiscal 2019 (1)	$2,121,987	Instruments, equipment and patents

(1)	Prior to the sale of DenseLight, the Company spent $1,610,503 in capital expenditures at DenseLight and $511,484 on capital expenditures at POET. The capital items acquired at DenseLight were sold as part of the sale.

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

Corporate Overview

Overview

POET Technologies is a design and development company offering photonic integration solutions based on the POET Optical Interposer™, a novel platform that allows the seamless integration of electronic and photonic devices into a single multi-chip module using advanced wafer-level semiconductor manufacturing techniques and packaging methods. POET’s Optical Interposer eliminates costly components and labor-intensive assembly, alignment, burn-in and testing methods employed in conventional photonics. We believe the cost-efficient integration scheme and scalability of the POET Optical Interposer brings value to devices or systems that integrate electronics and photonics, including high-growth areas of communications and computing, such as high-speed networking for cloud service providers and data centers, 5G networks, machine-to-machine communication, sometimes referred to as the “Internet of Things” (IoT), self-contained “Edge” computing applications, such as inference engines for Artificial Intelligence (AI) systems and sensing applications, such as LIDAR systems for autonomous vehicles and point-of-use health care products.

POET targeted as the first application of the Optical Interposer the development of optical engines for transceivers used in data centers. Transceivers are used to convert digital electronic signals into light signals and vice versa, and to transmit and receive those light signals via fiber optic cables within datacenters and between datacenters and metropolitan centers in a vast data and tele-communications network.

During 2019 and early 2020, the Company was engaged with a large North American-based systems company in proving out various aspects of the optical engine technology. Following the successful completion of the project, POET transitioned from technology development to product design and development to deliver prototypes of optical engines for qualification and testing to several customers. These included designs for 100G/200G and 400G optical engines and sub-assemblies based on the POET Optical Interposer in design projects that are ongoing. POET has delivered initial prototypes, including pre-alpha and alpha samples to customers in 2021. Beta samples are expected to be delivered in 2022. The samples will be used by customers to confirm that the uniquely designed optical engines meet specifications and can pass rigorous reliability testing required by the data communications industry. The Company expects that its devices will pass such testing and be included in the production plans of several major customers in 2022.

In its initial target market of optical transceiver modules, the Corporation believes that, because of its ability to produce, test and burn-in optical engines fully at wafer-scale, that it can deliver devices that are: a) lower in cost by a factor of 25% to 40% than competitive assemblies; and b) that those sub-assemblies can be produced at a capital cost that is 90% lower than conventional approaches. In addition, because of its fundamental design and architecture, the POET Optical Interposer platform can be used for multiple product designs, multiple generations of the same product and multiple product extensions. The Company anticipates entering other related markets for the POET Optical Interposer following its initial focus on optical engines for transceivers, such as 5G communications and the areas of co-packaged optics, which includes stand-alone applications such as optical AI accelerator chips, and high-value sensing applications, such as LIDAR for autonomous vehicles and spectrometry and other sensing devices for use in point-of-care diagnostic and consumer products.

In order to address the challenge of producing devices in the large quantities that are needed by customers in the high-volume data communications industry, POET entered into an agreement in late 2020 with Xiamen Sanan Integrated Circuit Co. Ltd. (“Sanan IC”), a subsidiary of Sanan Optoelectronics Xiamen Co. Ltd. to form a joint venture to assemble, test and sell optical engines in high volumes. Sanan is the world’s largest manufacturer of compound semiconductor devices, producing over 25 million eight-inch wafers per year across a variety of substrate types and applications. The objective of the joint venture company, which is named “Super Photonics Xiamen” (“SPX”) is to assemble, test and sell optical engines based on the POET Optical Interposer, along with devices procured from various suppliers, including Sanan IC, into finished products. Optical engines for 100G and 200G applications will be sold exclusively world-wide by SPX. 400G optical engines will be sold by SPX in the China territory while the Company will sell 400G optical engines to customers in the United States, Europe and elsewhere outside the China territory. Until SPX is in full operation, prototypes and samples are currently being fabricated by POET using both internal resources and external suppliers, foundries and vendors. As designs are completed and the prototypes are delivered to customers, the Company will begin to benefit from revenues associated with Non-Recurring Engineering (NRE), along with expense reimbursements for delivered prototypes. Volume production of optical engines designed for specific customers is expected to begin in 2022, with high volumes expected to ramp later that year and into 2023. The Company expects that as alpha and beta samples of generic POET optical engines (i.e., those produced to what is referred to as a “reference design”) become available, that additional design opportunities will emerge with customers that have seen the potential benefit of POET’s platform approach to optical engine design and development.

Research & Development

Prior to the announcement of its invention of the POET Optical Interposer in January of 2018, the Company had focused its efforts on the integration of multiple functions into a single chip or multiple devices into a single multi-chip package. The acquisition in 2015 and subsequent operation of DenseLight Semiconductors Pte (“DenseLight”), a Singapore-based company that owns and operates a compound semiconductor fabrication facility, anticipated a trend in the market away from the use of Gallium Arsenide (GaAs), favoring the frequencies generated by Indium Phosphide (InP) lasers for use within datacenter, datacenter to datacenter, and datacenter to metro communications. Beginning as early as 2017, POET directed DenseLight to focus on the development of lasers in those frequencies used for data communications applications in addition to its traditional focus on lasers used for sensing devices. Beginning in 2018, those efforts were further focused on the production of devices that would be compatible for use with the Optical Interposer platform. Once sufficient development work had been performed to demonstrate that those lasers could be built reliably to POET’s specifications, the Company decided to adopt a “fab light” strategy, common among semiconductor companies, and divest its physical fabrication operations through the sale of DenseLight, which it completed in November of 2019. Since the announcement of the invention of the Optical Interposer, virtually all the R&D spending in the Company has been dedicated to development of the Optical Interposer as a platform technology, suitable for the design of multiple products, product generations, applications and extensions. This included the development of multiple features embedded in the Optical Interposer that enhance its utility, and the design and development of compatible active devices that are unique to the Optical Interposer platform.

As it transitioned from technology to product development in the second half of 2021, the Company committed to investing approximately $2 million in development and engineering programs to produce prototype samples of 100G and 200G optical engines in several configurations, including customized designs for specific customers or applications. The Company will invest approximately $7.5 million in development and engineering programs in 2022 related to its 400/800G optical engine designs, co-packaged optics designs and fabrication technologies.

Photonics Markets

As a supplier of integrated photonics components, POET operates within a market that is large and rapidly growing. Within the data- and tele-communications segments, the ever-present need for higher speed and lower cost switching and transmission is driving the conversion away from copper to light-based systems that are far more efficient and cost effective to operate and maintain. Light-based sensing devices find uses across a broad expanse of applications, from autonomous vehicles to medical devices and consumer products.

The overall Photonics Market (the market for LEDs, lasers, sensors, detectors, optical components and systems) is currently $576.8 billion and is projected to grow to $1,214.5 billion over the 10-year period of 2020 through 2030, which is the equivalent of a 6.9% CAGR1. Much of this growth is being driven by the explosion in demand for data storage and information distribution and the corresponding growth in internet traffic and cloud services.

The global data center market is expected to post a CAGR of more than 17% during the period 2019-20232. A key factor driving the growth of the global data center market size is the rise in adoption of multi-cloud and network upgrades to support 5G. The implementation of 5G is expected to significantly increase data traffic, which will increase the demand for upgrading the existing data centers and construction of new data centers.

Data center market growth drives the most immediate demand for POET’s products that are key components to Optical Transceivers. In revenue terms, the global market for such transceivers was estimated at $5.5 billion in 2020 and projected to reach a $9.9 billion by 2027, growing at a CAGR of 8.7% over the period. 3 Specifically relevant to POET is the growth of single-mode transmission, which is projected by ResearchAndMarkets.com to record 8.4% CAGR and reach US$6.5 billion by the end of the analysis period. Growth in China is forecast to be 13.1% over the period, with significantly lower growth in other parts of the world.

Other markets for POET’s integrated photonics solutions include co-packaged optics (CPO) which merge ASICs with photonics in the same package), optically-integrated Artificial Intelligence accelerator chips, 5G interconnect markets, such as PON and GPON, edge computing for machine-to-machine communications, and selected sensing markets, including LIDAR, Optical Coherence Tomography for medical devices, and certain consumer products, such as virtual reality systems.

Our Strategy

Our vision for the Company is to become a global leader in chip-scale photonic solutions by deploying our Optical Interposer technology to enable the seamless integration of electronics and photonics for a broad range of vertical market applications. Our Mission for the Company is to establish an industry leadership position in chip-scale integrated photonics with validated disruptive, IP protected, Optical Interposer platform components.

As we near production of our first Optical Interposer-based products, we have refined our strategy to reflect our current thinking about how best to achieve our vision and mission for the Company:

· Support Super Photonics Xiamen (SPX), a joint venture between POET and Sanan IC, as an independent company to drive growth in optical transceivers and deliver maximum cash flow to partners. As our designs for Optical Engines are realized in the form of Alpha samples that provide performance data to potential customers and Beta samples that those customers can test, demonstrating an ability to supply devices in volume is a challenge that must be met. The Company has done so through the formation of Super Photonics Xiamen (SPX), a joint venture between POET and Sanan IC, a leading manufacturer of compound semiconductor-based components in China. In addition to providing the required investment and ability to rapidly scale manufacturing capacity, as a JV partner, Sanan IC also offers the benefits of being a qualified supplier of lasers for Optical Engines, a company with an outstanding reputation within the industry, and one with a direct presence in the largest market for the Company’s products. POET’s immediate path to commercial success and its ability to generate profits over the longer term are directly influenced by the level of support that it can provide to the joint venture. Delivery of samples and subsequent sales of Optical Engines to customers in China, where virtually all optical transceiver module manufacturers are located, will demonstrate the technological viability and market acceptance of POET’s designs. As large volumes of Optical Engines are produced by SPX, the expectation for rapid scaling of manufacturing to meet customer demand will be confirmed.

1Prescient & Strategic Intelligence, Photonics Market Research Report, 2019

2 Technavio, Global Data Center Market 2019-2023 Research Report, 2019

3 ResearchAndMarkets.com, Global Optical Transceivers Market Trajectory Analytics Report, 2021

· Continue to engage with industry leaders and incumbents to design, develop and sell devices based on the Optical Interposer. The POET Optical Interposer is designed to be a flexible platform for the combination or integration of various photonic and electronic components. The low cost makes it suitable for applications like transceivers and automotive LIDAR. The compatibility of the Optical Interposer manufacturing process with standard silicon CMOS processing and the ability to construct architectures with substantially lower energy consumption opens up large and critical data processing applications where super high-speed processing is essential, such as integration with next generation switches and artificial intelligence. The small size and form factor of the Optical Engines that have been developed by the Company are bound to open new applications and markets where miniaturization is a key element, such as point-of-care medical devices and consumer products.

· Exploit “localization” imperative in China to expand scope of existing operations and to seek both organic and inorganic growth opportunities and exit strategies. China as a nation has increased its efforts to “localize” supplies of key resources and technologies. As a result, there is strong interest from both government and private financial interests in investing in local companies. As an independent operating company, Super Photonics Xiamen is in a strong position to attract capital from outside sources to grow its presence in China and to build a franchise in assembly and test operations all linked to the POET Optical Interposer.

· Form additional partnerships in target sectors to establish fabrication and sales operations globally. Currently, the focus of SPX is the data and telecommunications market, specifically limited to building Optical Engines for 100/200G and 400G optical transceivers. The market for 5G interconnect applications is a closely related market, but one which necessitates further planning regarding how best to both enter and supply. As a platform technology that is applicable to many vertical market applications outside of optical transceivers and 5G interconnects, our strategy must include the ability to identify and exploit a variety of different applications. To do so, the Company needs to form additional partnerships in those market segments and to design appropriate strategies for the fabrication of devices whose functions will be materially different from those of transceivers and with correspondingly different distribution and sales. The form of such partnerships may also be different than what was established for transceivers.

· Pursue complementary strategic alliance or acquisition opportunities for inorganic growth. We intend to evaluate and selectively pursue strategic alliances or acquisition opportunities that we believe will accelerate our penetration of specific applications or vertical markets with our technology or products.

· Explore technology licensing opportunities for growth in non-target sectors. It is not possible for the Company to pursue all potential applications for the POET Optical Interposer. We will consider carefully opportunities to license our technology to others when and if appropriate.

Our Products

During 2021, the Company announced several product lines that have been in development including:

●	POET’s 100/200G CWDM4/FR4 product lines for data center operations, including fully validated receive (RX), transmit (TX) and integrated (TXRX) Optical Engines. Samples mounted on evaluation boards were deployed to selected customers;
●	POET’s 100G LR4 product line for high performance Optical Engines meeting the demanding specifications for long-range (10km) communications on the client side of long-haul networks with a monolithic 4-channel multiplexing and demultiplexing functionality built directly into the Optical Interposer waveguides;
●	POET’s 400G DR4/FR4 product line being demonstrated in pre-alpha stage integrated with a 400G Silicon Photonics (SiPh)-based high speed modulator and/or Thin Film Lithium Niobate (TFLN)-based modulator; and
●	LightBar™ and LightBar-C™ products as fully aligned, multiplexed light source products operating in the “O-band” for data communications applications and the “C-band” for sensing and computing applications. Both LightBar products come fully assembled with fiber attached for easy adaptation to existing transceiver module, CPO and optical computing applications.

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

Intellectual Property

We have 70 issued patents and 21 patent applications pending, including four provisional patent applications. Of the 70 issued patents, 17 are directly related to the Optical Interposer and include fundamental design and process patents. All 21 applications pending are Optical Interposer-related. Multiple additional applications are in various stages of preparation. The patents cover device structures, underlying technology related to the Optical Interposer, applications of the technology, and fabrication processes. We intend to continue to apply for additional patents in the future. We believe these patents provide a significant barrier to entry against competition along with company trade secrets and know-how. Currently, we are working on the design of integrated devices, manufacturing processes, assembly and packaging processes, and products for data communication applications in the data center market.

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

Geographic Distribution of Revenue

Revenue and geographic markets in DenseLight for 2021, 2020 and 2019 were approximately as follows:

Region	2021	2020	2019
Asia – Pacific	$-	$-	1,271,000
Europe	$-	$-	744,000
North & South America	$-	$-	2,411,000

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

C.	Organizational Structure

The following graphically displays the organizational structure of the Company:

(1)	There are 28,374,000 Class A Common Shares of OPEL Solar, Inc. issued and outstanding, all of which are held by the Company. There are no other outstanding securities of OPEL Solar, Inc. other than the Class A Common Shares.

(2)	There are 5 Common Shares of ODIS Inc. issued and outstanding, held by OPEL Solar, Inc.

(3)	There is 1 Ordinary share of POET Technologies Pte Ltd. issued and outstanding, held by POET Technologies Inc.

(4)	There are 1,000,000 Preferred Shares and 1,050,100 Common shares of BB Photonics Inc. issued and outstanding, all of which are held by the Company. There are no other outstanding securities of BB Photonics Inc.

(5)	POET Optoelectronics Co, Ltd. is a wholly owned subsidiary of POET Technologies Pte. Ltd with a registered capital of RMB1,168,833.
(5)	Super Photonics Xiamen Co., Ltd is joint venture located in Xiamen, China. The Company currently has an 88.5% interest in the joint venture with Sanan Integrated Circuit Co., Ltd, the other joint venturer, holding the remaining 11.5% interest in the joint venture.

D.	Property, Plants and Equipment

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

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not Required.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with the audited consolidated financial statements of the Company and the related notes for the years ended December 31, 2021, 2020 and 2019 and the accompanying notes thereto included elsewhere in this Annual Report. This discussion contains forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those anticipated by forward-looking information due to factors discussed under “ITEM 3.D. Risk Factors” and “ITEM 4.B. Business Overview.”

A.	Operating Results

Critical Accounting Estimates

Property and equipment

Property and equipment are recorded at cost. Depreciation is calculated based on the estimated useful life of the asset using the following method and useful lives:

Machinery and equipment Straight Line, 5 years

Leasehold improvements Straight Line, 5 years or life of the lease, whichever is less

Office equipment                       Straight Line, 3 – 5 years

Patents and licenses

Patents and licenses are recorded at cost and amortized on a straight-line basis over 12 years. Ongoing maintenance costs are expensed as incurred.

Stock-based Compensation

Stock options and warrants awarded to non-employees are accounted for using the fair value of the instrument awarded or service provided, whichever is considered more reliable. Stock options and warrants awarded to employees are accounted for using the fair value method. The fair value of such stock options and warrants granted is recognized as an expense on a proportionate basis consistent with the vesting features of each tranche of the grant. The fair value is calculated using the Black-Scholes option-pricing model with assumptions applicable at the date of grant.

Other stock-based payments

The Company accounts for other stock-based payments based on the fair value of the equity instruments issued or service provided, whichever is more reliable.

Cumulative Translation Adjustment

IFRS requires certain gains and losses such as certain exchange gains and losses arising from the translation of the financial statements of a self-sustaining foreign operation to be included in comprehensive income.

Critical Accounting Policies

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

Cash and cash equivalents

Cash and cash equivalents consist of cash in current accounts of $4,216,911 (2020 - $722,894, 2019 - $1,278,129) and funds invested in US and Canadian Term Deposits of $10,724,864 (2020 - $6,150,000, 2019 - $150,000) earning interest at rates ranging from 0.20% - 0.25% and maturing in less than 90 days.

Cash and cash equivalents include restricted funds of nil (2020 - $184,569, 2019 - $93,800) which serves as a bank guarantee for the purchase of certain equipment. A bank guarantee was discharged in 2020 and a new bank guarantee was put in place. The new bank guarantee was discharged in 2021. The bank guarantee was reduced on a monthly basis by $14,197 (2020 - $14,197, 2019 - $10,424) which is the amount paid monthly in settlement of the outstanding balance on the equipment.

Short-term investments

The short-term investments of $6,366,828 consist of guaranteed investment certificates (GICs) held with one Canadian chartered bank and earn interest at rates ranging from 0.75 to 1.44%. The GICs have maturity dates between June 2022 and July 2022. Investments are carried at fair value.

Joint Venture

A joint arrangement is an arrangement among two or more parties where the parties are bound by a contractual arrangement and the contractual arrangement gives the parties joint control of the arrangement. A joint venture is a form of joint arrangement where an entity is independently formed and the parties jointly have rights to the net assets of the arrangement and therefore account for their interests under the equity method.

Share Consolidation

On February 24, 2022, the Company filed Articles of Amendment to consolidate its common shares on a ten-for-one basis. For further clarity, for every ten (10) pre-consolidated common shares, shareholders received one (1) post-consolidated common share. On February 28, 2022 the Company’s common shares began trading on the TSX Venture Exchange on a post consolidation basis. The Company’s name and trading symbol remained unchanged. All references to share and per share amounts in these consolidated financial statements and accompanying notes to the consolidated financial statements have been retroactively restated to reflect the ten-for-one share consolidation.

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

An impairment loss is reversed if there is an indication that there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. The Company reported no impairment loss for the year ended December 31, 2021 (2020 - nil, 2019 - $714,000) (Note 22).

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

Based on the impairment tests, the value in-use of the CGU to which goodwill is applicable is less than the carrying amount. As a result goodwill of $1,050,459 was impaired in 2019. No provision for impairment of goodwill was made in 2021 or 2020 (Note 22).

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

Government Grants

Loans received exclusively from governmental agencies to support the Company throughout the COVID-19 pandemic qualify to be forgiven if certain conditions are met. Forgiveness of COVID-19 related loans will be recognized as other income on the consolidated statements of operations and deficit.

Wage subsidies

Wages subsidies received from the Singaporean government are netted against R&D related wages and benefits on the consolidated statements of operations and deficit.

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

In-Process Research and Development

Under IFRS, in-process research and development (“IPR&D”) acquired in a business combination that meets the definition of an intangible asset is capitalized with amortization commencing when the asset is ready for use (i.e., when development is complete). The Company acquired $714,000 of IPR&D when it acquired BB Photonics Inc. in 2016. During 2020, management observed indicators that suggested that IPR&D may be impaired. IPR&D acquired with BB Photonics was no longer useable with the novel POET Interposer platform. BB Photonics IPR&D would not generate sufficient cash flow to support its value in use. Management completed an impairment assessment of IPR&D and determined that the amount of $714,000 was impaired. An impairment loss of $714,000 was recorded in 2019. No impairment was recorded in 2021 or 2020 (Note 22).

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

Selected Annual Data

The selected financial data of the Company for the years ended December 31, 2021, 2020 and 2019 was derived from the audited annual consolidated financial statements of the Company, which have been audited by Marcum LLP, independent registered public accounting firm, as described in their report which is included in this Annual Report.

The information contained in the selected financial data for the 2021, 2020 and 2019 years is qualified in its entirety by reference to the Company’s consolidated financial statements and related notes included under the heading ITEM 17. “Financial Statements” and should be read in conjunction with such financial statements and with the information appearing under the heading ITEM 5 “Operating and Financial Review and Prospects”. Except where otherwise indicated, all amounts are presented in accordance with IFRS as issued by IASB.

The following table relates to the operating results of the Company.

Consolidated Statements of Operations Under International Financial Reporting Standards

(US$)

Years Ended December 31,	2021	2020	2019
Revenue	$209,100

Operating Expenses
Selling, marketing and administrative	$9,055,528	$8,137,998	$6,697,387
Research and development	8,165,128	6,634,317	2,083,815
Operating Expenses	17,220,656	14,772,315	8,781,202
Impairment loss	-	-	1,764,459
Interest expense	364,619	937,903	819,911
Amortization of debt issuance costs	-	-	372,340
Other income, including interest	(75,084)	(41,148)	(10,540)
Credit loss on receivable from the sale of discontinued operations	-	2,500,000
Forgiveness of Covid-19 government support loans	(186,747)		-
Gain on contribution of intellectual property to joint venture	(2,587,500)
Share of loss in joint venture	1,142,249
Net loss from continuing operations	15,669,093	18,169,070	11,727,372
Income tax recovery	-	-	(292,740)
Net loss from continuing operations, net of taxes	(15,669,093)	(18,169,070)	(11,434,632)
Income (loss) from discontinued operations, net of taxes	-	-	5,481,757
Net loss	(15,669,093)	(18,169,070)	(5,952,875)
Deficit, beginning of year	(157,317,877)	(139,148,807)	(133,195,932)
Deficit, end of year	$(172,986,970)	$(157,317,877)	$(139,148,807)

Basic and diluted loss per share, continuing operations	$(0.45)	$(0.62)	$(0.40)
Basic and diluted income (loss) per share, discontinued operations	-	-	$0.20
Basic and diluted loss per share	$(0.45)	$(0.62)	$(0.20)

(1)	Discontinued operations Under International Financial Reporting Standards

Years Ended December 31,

			For the Period from January 1, 2019 to November 8,

	2021	2020	2019

Revenue	-	-	$4,426,355
Cost of Revenue	-	-	1,201,373
Gross Margin	-	-	3,224,982
Operating Expenses
Selling, marketing and administrative	-	-	1,950,526
Research and development	-	-	5,677,222
Operating Expenses			7,627,748
Interest expense	-	-	74,494
Other income	-	-	(1,251,737)
Expenses	-	-	6,450,505
Net loss from operations	-	-	(3,225,523)
Change in fair value contingent consideration	-	-	-
Gain on sale of discontinued operations, net of taxes	-	-	8,707,280
Net income (loss) from discontinued operations	-	-	5,481,757
Income tax recovery	-	-	-
Income (loss) from discontinued operations, net of income taxes	-	-	$5,481,757

The selected annual information for continuing operations for 2021, 2020 and 2019 can be further analyzed as follows:

Research and development can be analysed as follows:

	2021	2020	2019

Wages and benefits	$3,270,528	$1,586,900	$874,673
Subcontract fees	1,516,343	3,802,919	834,598
Stock-based compensation	1,769,951	567,859	237,311
Supplies	1,608,306	676,639	137,233
	$8,165,128	$6,634,317	$2,083,815

Selling, marketing and administration costs can be analysed as follows:

Stock-based compensation	$2,764,419	$3,045,086	$2,650,830
Wages and benefits	2,643,451	2,233,449	1,619,719
Professional fees	1,155,316	800,551	1,120,805
General expenses	1,304,690	1,188,712	813,951
Depreciation and amortization	1,100,522	813,103	243,674
Management and consulting fees	-	-	154,357
Rent and facility costs	87,130	57,097	94,051
	$9,055,528	$8,137,998	$6,697,387

Factors Affecting Our Results of Operations

Analysis of Continuing Operations

Year Ended December 31, 2021 compared to Year Ended December 31, 2020

Net loss from continuing operations for the period was $15,669,093 compared to a net loss of $18,169,070 in 2020, a decrease of $2,499,977 (14%). The following discusses the significant variances between the period and 2020.

During the year, the Company reported non-recurring revenue of $209,100. No revenue was reported in 2020. The revenue reported related to a unique project that was addressed utilizing the capabilities of the POET Optical Interposer.

Total R&D increased by $1,530,811 (23%) from $6,634,317 in 2020 to $8,165,128 in 2021. For the purposes of the following analysis, non-cash stock-based compensation of $1,769,951 (2020 - $567,859) has been excluded and is included with the analysis of non-cash stock-based compensation below.

R&D, excluding non-cash stock-based compensation, increased by $328,719 (6%) to $6,395,177 in the period from $6,066,458 in 2020.

Interest expense was $364,619 in the period as compared to $937,903 in 2020, a decrease of $573,284 (61%). The Company raised $3,729,921 in convertible debentures between April 2019 and September 2019 with two-year maturities. The Company was required to pay monthly interest on the convertible debentures. As the convertible debentures reached maturity during the period, interest cost was reduced. During the period, convertible debenture holders converted $3,571,342 of convertible debentures that were converted in 1,119,750 units of the Company. The Company’s interest obligation related to the convertible debentures has been eliminated as the convertible debentures were converted or matured. The interest incurred, includes non-cash interest cost of $213,843.

Depreciation and amortization increased by $287,849 (35%) to $1,100,522 in the period from $813,103 in 2020. With the sale of DenseLight, the Company embarked on a “fab-light” strategy with a required test facility situated in Singapore and product development facility in China. The increase in depreciation and amortization was a result of assets acquired for these new facilities.

Wages and benefits increased by $461,284 (21%) to $2,643,451 in the period from $2,182,167 in 2020. The increase was a result of three primary factors during the period; 1) the Company paid a bonus of $250,000 to certain employees, 2) the Company hired two new senior administrative employees, and 3) the compensation for certain employees was adjusted to be more aligned with the compensation of employees in similar roles in comparatively sized companies within the industry.

Professional fees increased by $354,765 (44%) to $1,155,316 in the period from $800,551 in 2020. The increase in the period is a result of professional fees paid for multiple projects in the period that required professional guidance. These projects included the special meeting held in February 2021, filing of a new base shelf prospectus in April 2021 and the related responses to queries from the various regulatory authorities, the analysis associated with ensuring the Company’s compliance to international regulations and standards associated with operating as a multinational corporation and ancillary professional fees related to the private placement financing, warrant and stock option exercises.

General expenses and rent increased by $146,011 (12%) to $1,391,820 in the period from $1,245,809 in 2020. During the period, the Company incurred regulatory and filing fees related to its shelf prospectus filing. Exchange membership fees were also were higher than 2020 due to the Company’s stock price in 2021. The easing of travel restrictions also allowed certain employees to travel internationally during 2021. There was no international travel in 2020.

Impairment and other loss was nil in the period compared to $2,500,000 in 2020. Impairment and other loss consisted of a credit loss of $2,500,000 relating to the receivable from the sale of discontinued operations in 2020. In 2020, after taking into consideration the length of time it took the Buyer of DenseLight to make the required payments and the Company’s expectations regarding the likelihood of receiving the balance that was due at the time, the Company determined, and the Buyer accepted, that it was in the Company’s best interest to accept partial payments as final payment on the outstanding balance. The Company used the opportunity to restructure its relationship with DenseLight to better accommodate the Company’s current supply needs.

Non-cash stock-based compensation increased by $921,425 (26%) to $4,534,370 in the period from $3,612,945 in 2020. The valuation of stock options is driven by a number of factors including the number of options granted, the strike price and the volatility of the Company’s stock. The stock option expense is dependent on the timing of the stock option grant and the amortization of the options as they vest. The stock options vest in accordance with the policies determined by the Board of Directors at the time of the grant consistent with the provisions of the Plan.

Impact of joint venture in the period was $1,445,251 which represents a net gain on the Company’s activity related to its investment in SPX. During the period, the Company recognized a partial gain of $2,587,500 related to its contribution of intellectual property to SPX in accordance with IAS 28. The Company only recognized a gain on the contribution of the intellectual property equivalent to the SAIC’s interest in SPX. Additionally, the Company recognized its share of SPX’s losses using the equity method. The Company recognized 94.2% or $1,142,249 of the net operating loss of SPX from March 12, 2021 to December 31, 2021. The Company’s current share of the operating loss is a result of the high value of the Company’s initial contribution.

Other (income), including interest increased by $220,683 (536%) to $261,831 in the period from $41,148 in 2020. During the period, the Company received notice from the Small Business Administration of Washington, DC that its Covid related PPP loan of $186,747 was forgiven in full. The Company did not have a similar event in 2020. Additionally, the company had higher investment balances during 2021 invested consist to the Company investment policy and earned higher interest income.

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

R&D, excluding non-cash stock-based compensation, increased by $4,219,954 (228%) to $6,066,458 in the period from $1,846,504 in 2019. The increase is a result of a redistribution of R&D activities and costs that were typically accounted for by DenseLight and reflected in discontinued operations which are now being accounted for by the Company. Additionally, the Company established a new test and design facilities in Singapore and Allentown, Pennsylvania which became fully operational in late 2019 and early 2020. All such test activities and related costs were incurred at DenseLight in 2019.

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

Wages and benefits increased by $562,448 (35%) to $2,182,167 in the period from $1,619,719 in 2019. In late 2019, the Company recruited and hired three senior individuals for roles for which there was a need. These roles included a President & General Manager of the Company, a Vice President & General Manager for the new Singapore operation and a Vice President of Product Marketing & Business Development. Wages and benefits for the year include the wages and benefits of these three new hires. 2019 only included similar costs for two months of the year.

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

Exchange Rate Risk

The functional currency of each of the entities included in the accompanying consolidated financial statements is the local currency where the entity is domiciled. Functional currencies include the Chinese Yuan, US, Singapore and Canadian dollar. Most transactions within the entities are conducted in functional currencies. As such, none of the entities included in the consolidated financial statements engage in hedging activities. The Company is exposed to a foreign currency risk when its subsidiaries hold current assets or current liabilities in currencies other than its functional currency. A 10% change in foreign currencies held would increase or decrease other comprehensive loss by $1,000,422.

Liquidity Risk

The Company currently does not maintain credit facilities. The Company’s existing cash and cash resources are considered sufficient to fund operating and investing activities beyond one year from the issuance of these consolidated financial statements. The Company may, however, need to seek additional financing in the future.

Analysis of Discontinued Operations

The selected annual information for discontinued operations for 2021, 2020 and 2019 can be further analyzed as follows:

	2021		2020		For the Period from January 1, 2019 to November 8, 2019

Revenue	-		-		4,426,355
	-		-
Cost of revenue	-		-		1,201,373
Gross margin	-		-		3,224,982
		%		%	73%

	2021		2020		2019

Research and development can be analysed as follows:

	2021	2020	2019

Wages and benefits	$-	$-	$3,565,076
Supplies	-	-	1,412,572
Subcontract fees	-	-	728,457
Stock-based compensation	-	-	(28,883)
	$-	$-	$5,677,222

Selling, marketing and administration costs can be analysed as follows:

Wages and benefits	$-	$-	$887,860
Rent and facility costs	-	-	604,442
General expenses	-	-	458,465
Stock-based compensation	-	-	(46,725)
Interest expense	-	-	-
Professional fees	-	-	46,484
Depreciation and amortization	-	-	-
	$-	$-	$1,950,526

The Company’s discontinued operations were last reported on November 8, 2019. No operations or comparative analysis is provided.

B.	Liquidity and Capital Resources

The Company had working capital of $19,865,170 on December 31, 2021 compared to $2,099,214 on December 31, 2020. The Company’s statement of financial position as of December 31, 2021 reflects assets with a book value of $27,153,977 compared to $11,636,728 as of December 31, 2020. Eighty percent (80%) of the book value at December 31, 2021 was in current assets consisting primarily of cash, cash equivalents and short-term investments of $21,308,603 compared to sixty-four percent (64%) of the book value as of December 31, 2020, which consisted primarily of cash of $6,872,894.

On February 11, 2021, the Company completed a brokered private placement offering of 1,764,720 units at a price of $6.70 (CAD$8.50) per unit for gross proceeds of $11,815,595 (CAD$15,000,120). Each unit consists of one common share and one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at a price of $9.00 (CAD$11.50) per share until February 11, 2023. At any time after June 12, 2021, the Company reserves the right to accelerate the expiry of the warrants if the Company’s average stock price exceeds $18.10 (CAD$23.00) for a period of 10 consecutive trading days. The broker was paid a cash commission of $708,667 (CAD$900,007) equating to 6% of the gross proceeds and received 1,058,832 broker warrants. Each broker warrant is exercisable into one common share of the Company at a price of $6.70 (CAD$8.50) per broker warrant until February 11, 2023. The Company incurred additional share issuance costs of $434,367 directly related to the private placement and fees to induce certain warrant holders to exercise their warrants.

In addition to funds received from the brokered private placement, the Company received $16,118,750 from the exercise of stock options and warrants. The Company also improved its liquidity by $3,571,342 through the conversion of convertible debentures into units of the Company.

The Company is satisfied that it has sufficient working capital to meet its operating requirements over the next 12 months.

The following is a summary of Company’s cash flows and working capital:

	2021	2020	2019
	$	$	$
Net cash used in operating activities	(11,233,293)	(9,437,964)	(9,394,221)
Net cash from investing activities	(7,297,710)	13,926,137	5,385,908
Net cash from financing activities	26,553,677	1,162,459	3,135,255
Effect of exchange rate changes on cash	46,207	(205,867)	(266.681)
Change in cash	8,068,881	5,444,765	(1,139,739)
Opening cash	6,872,894	1,428,129	2,567,868
Ending cash	14,941,775	6,872,894	1,428,129

Operating Activities

During 2021, the Company had consolidated losses of $15,669,093 (2020 - $18,169,070, 2019 - $5,952,875). Included in the consolidated loss was income from discontinued operations of nil (2020 – nil, 2019 - $5,481,757).

The operating activities of the continuing operation included the following non-cash items: non-cash stock-based compensation of $4,534,370 (2020 - $3,612,945, 2019 - $2,888,141), depreciation and amortization of $1,100,522 (2020 - $813,103, 2019 - $243,674), impairment of long lived assets and goodwill of nil in 2021 (2020 – nil, 2019 - $1,764,459), amortization of debt issuance cost of nil (2020 – nil, 2019 - $372,340), accretion of debt discount on convertible debentures and non-cash interest of $213,843 (2020 - $524,095, 2019 - $280,829), credit loss on receivable from the sale of discontinued operations of nil (2020 - $2,500,000, 2019 – nil). Gain on contribution of intellectual property to joint venture was $2,587,500 (2020 – nil, 2019 – nil) while the Company had a share of loss in joint venture of $1,142,249 (2020 – nil, 2019 – nil). Other non-cash operating costs (income) was $(172,933) (2020 - $1,070,970, 2019 - nil).

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

With the sale of DenseLight, the Company embarked on a “fab-light” strategy with a required test facility situated in Singapore and product development facility in China. The increase in depreciation and amortization was a result of assets acquired for these new facilities.

The Company raised $7,729,921 of debt financing from various lenders at varying times throughout 2019, net of directly related issue costs. The issuance cost of debt in 2019 was amortized over the life of the related debt resulting in the amortization of debt issuance cost of $372,340. The related debt was settled in 2019, as a result there was no debt amortization cost in 20201 or 2020.

Included in the debt raised in 2019 were convertible debentures issued at a discount. The discount on the convertible debentures is accreted over the life of the convertible debentures. This non-cash cost of accretion of debt discount on convertible debentures was $213,843 (2020 - $524,095, 2019 – 280,829). During 2021, convertible debenture holders converted $3,571,342 of convertible debentures 1,119,750 units of the Company. Other non-cash interest cost related to the amortization of the lease liabilities.

During the year, the Company recognized a gain of $2,587,500 related to its contribution of intellectual property to SPX in accordance with IAS 28. The Company only recognized a gain on the contribution of the intellectual property equivalent to SAIC’s interest in SPX. Additionally, the Company recognized its share of SPX’s losses using the equity method. The Company recognized 94.2% or $1,142,249 of the net operating loss of SPX from March 12, 2021 to December 31, 2021. The Company’s current share of the operating loss is a result of the high value of the Company’s initial contribution.

Consolidated negative cash flow from operations was $11,233,293 in 2021 compared to $9,437,964 in 2020 and $9,394,221 in 2019.

Investing Activities

In 2021, the Company had consolidated cash flow from investing activities of $(7,297,710) compared to $13,926,137 in 2020 and $5,385.908 in 2019. The Company purchased $6,366,828 of short-term investments in 2021 due to the excess cash it had on hand. The funds are invested in interest bearing facilities in accordance with the Company’s investment policy. $930,882 was used to purchase new equipment and patents compared to $1,573,863 in 2020 and $511,484 in 2019. Investing activities in 2019 included $5,908,623 from the activities of DenseLight.

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

Financing Activities

On February 11, 2021, the Company completed a brokered private placement offering of 1,764,720 units at a price of $6.70 (CAD$8.50) per unit for gross proceeds of $11,815,595 (CAD$15,000,120). Each unit consists of one common share and one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at a price of $9.00 (CAD$11.50) per share until February 11, 2023. At any time after June 12, 2021, the Company reserves the right to accelerate the expiry of the warrants if the Company’s average stock price exceeds $18.10 (CAD$23.00) for a period of 10 consecutive trading days. The broker was paid a cash commission of $708,667 (CAD$900,007) equating to 6% of the gross proceeds and received 1,058,832 broker warrants. Each broker warrant is exercisable into one common share of the Company at a price of $6.70 (CAD$8.50) per broker warrant until February 11, 2023. The Company incurred additional share issuance costs of $434,367 directly related to the private placement and fees to induce certain warrant holders to exercise their warrants.

In addition to funds received from the brokered private placement, the Company received $16,118,750 from the exercise of stock options and warrants. The Company also improved its liquidity by $3,571,342 through the conversion of convertible debentures into units of the Company.

During 2020, the Company received $1,088,450 from the exercise of warrants and stock options (2019 - $60,028).

In March and April 2020, the Company received a cumulative $218,151 of covid-19 government support loans from the US and Canadian governments. The loans are repayable based on various criteria in May 2022 and December 2022. During 2021, the Company received notice from the Small Business Administration of Washington, DC that its Covid related PPP loan of $186,747 was forgiven in full.

In 2019, the Management approved the issuance of up to $10.5 million of unsecured convertible debentures (the “Convertible Debentures”) of the Company. The Convertible Debentures were sold in multiple tranches, on a brokered private placement basis through the Company’s financial advisors, IBK Capital. In 2019, the Company closed five tranches of the private placement of the Convertible Debentures that raised gross proceeds of $3,729,921. The Convertible Debentures, bore interest at 12% per annum, compounded annually with 1% paid at the beginning of each month and matured two years from the date of issue. The Company paid $377,072 in brokerage fees and other costs related to the closing of these five tranches.

The Convertible Debentures were convertible at the option of the holders thereof into units at any time after October 31, 2019 at a conversion price of CAD$4.00 per unit for a total 1,245,750 units of the Company. Each unit consisted of one common share and one common share purchase warrant. Each common share purchase warrant entitled the holder to purchase one common share of the Company at a price of CAD$5.00 per share for a period of four years from the date upon which the convertible debenture was issued. Upon completing the sale of DenseLight and receiving the full sale proceeds, holders of Convertible Debentures had the right to cause the Company to repurchase the Convertible Debentures at face value, subject to certain restrictions. The Convertible Debentures were governed by a trust indenture between the Company and TSX Trust Company as trustee. The Company notified the trustee and the holders of the debentures that the sale of DenseLight had been completed and holders may, at their discretion, cause the Company to repurchase the Convertible debentures within the established repurchasing parameters.

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

During 2021, holders of certain convertible debentures converted $3,571,342 (2020 - $369,545) worth of convertible debentures into 1,119,750 (2020 – 123,500) units of the Company. On September 19, 2021, $7,886 of convertible debentures matured and was repaid to the holder of the convertible debenture. As of December 31, 2021 all convertible debentures were either exercised or matured and repaid.

Capital Expenditures

The Company has an approved capital budget of $2,750,000 for the 2022 fiscal year related to research and development equipment, manufacturing equipment and patent registration. In 2021, $930,882 (2020 - $1,573,863) was either spent in cash or accrued for acquiring development and manufacturing equipment and new patents.

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

We are also working with leading industry partners on Optical Engines and other components for 400/800G transceivers, which is the next generation of transceiver modules that are expected to be introduced into data centers in the coming months and years. We believe that the Optical Interposer platform is very relevant to markets beyond data communications, such as telecommunications, automotive LIDAR, and in “Co-Packaged Optics,” which is the integration of optics with Application Specific Integrated Circuits (ASICs), including switches and graphics generators, for both data center application and more self-contained applications of optical computing, which is relevant for artificial intelligence.

Internally generated research costs, including the costs of developing intellectual property and maintaining patents are expensed as incurred. Internal development costs are expensed as incurred unless such costs meet the criteria for capitalization and amortization under IFRS, which to date has not occurred.

We incurred a cumulative $8,165,128, 6,634,317, $2,083,815 of research and development expenses in 2021, 2020 and 2019, which includes non-cash stock-based compensation of $1,769,951, $567,859 and $237,311 respectively. Other expenses related to research and development expenditures in the semiconductor business include costs associated with salaries, material costs, license fees, consulting services and third-party contract manufacturing. The expenses in all years presented can be analyzed for continuing and discontinuing operations as follows:

R&D for Continuing Operations

	For the Years Ended December 31,
	2021	2020	2019

Wages and benefits	$3,270,528	$1,586,900	$874,673
Subcontract fees	1,516,343	3,802,919	834,598
Stock-based compensation	1,769,951	567,859	237,311
Supplies	1,608,306	676,639	137,233
	$8,165,128	$6,634,317	$2,083,815

R&D for Discontinued Operations

	2021	2020	2019 (1)
Wages and benefits	$-	$-	$3,565,076
Supplies	-	-	1,412,572
Subcontract fees	-	-	728,457
Stock-based compensation	-	-	(28,883)
	$-	$-	$5,677,222

(1)	For the Period from January 1, 2019 to November 8, 2019

D.	Trend Information

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

F.	Tabular Disclosures of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2021:

	Payments due by period (US$)
Contractual Obligations	Total	<1 year	1-3 years	3-5 years	>5 years
Lease Obligations	$441,061	$182,787	$258,274	$-	$-

(1) Refer to Item 3(b) for details

G.	Safe Harbor

See “Forward Looking Statements” on page 1 of this Annual Report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our Directors and Officers for the most recent financial year.

Name	Positions	Age	Date First Elected or Appointed a Director or Officer
Jean-Louis Malinge (1)(3)	Director	68	September 5, 2017
Peter Charbonneau (1)(3)	Corporate Governance and Nominating Committee Chair and Director	68	March 28, 2018
Dr. Suresh Venkatesan	Chief Executive Officer and Chairman	55	June 11, 2015
Kevin Barnes	Corporate Controller and Treasurer	50	December 1, 2012
Thomas R. Mika	Chief Financial Officer	70	November 2, 2016
Vivek Rajgarhia	President and General Manager	54	November 4, 2019
Chris Tsiofas (1)(2)	Audit Committee Chair and Director	54	August 21, 2012
Yong Meng (James) Lee	General Manager – POET Technologies Pte Ltd.	50	September 2, 2019
Glen Riley (2)(3)	Director	59	December 7, 2020
Mohandas Warrior (2)	Compensation Committee Chair and Director	61	June 15, 2015
Don Listwin (4)	Director	62	January 22, 2018

(1)	Member of Audit Committee

(2)	Member of Compensation Committee

(3)	Member of Corporate Governance and Nominating Committee

(4)	Don Listwin resigned from the Board on July 8, 2021

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

Vivek Rajgarhia serves as President and General Manager. Before joining POET, Mr. Rajgarhia served as Senior Vice President & General Manager of the Lightwave Business Unit of MACOM (NASDAQ: MTSI). Mr. Rajgarhia joined MACOM through the acquisition of Optomai Inc., where he was the Co-Founder and CEO, to start MACOM’s first optical business. He was then instrumental in identifying and leading several strategic acquisitions to build an extensive portfolio of optical and photonic businesses, which formed MACOM’s Lightwave Business Unit. Mr. Rajgarhia has held several senior management positions during his 30 years in the optical communications industry. He was Director of Sales & Marketing (Asia) for Lucent Technologies’ (now Nokia) optical components, where he started Lucent’s Asia business; Vice President of Product Marketing and Business Development for OpNext (formerly Hitachi’s Fiber Optics Division), now Lumentum, where he was part of the team to spin-off the optical business from Hitachi; Director of Product Management & Marketing for JDS Uniphase (now Lumentum), and VP of Global Sales for GigOptix. Mr. Rajgarhia has been a successful entrepreneur, founding two optical companies, and has held international assignments in Hong Kong, Germany and India. He holds a Bachelor of Engineering (Electrical) degree from Stevens Institute of Technology in New Jersey.

Mr. Thomas Mika serves as EVP & CFO. Prior to joining POET, Mika served for one year as the Executive Chairman of Rennova Health, Inc., the successor company to CollabRx and its predecessor, Tegal Corporation, a semiconductor capital equipment company (NASDAQ: TGAL). On the Board of Directors of Tegal since its spin-out from Motorola in 1989, Mika assumed the roles of Chief Financial Officer in 2002, CEO in 2005 and Chairman & CEO in 2006, positions which he held until 2015. In 2015, Tegal merged with Rennova Health with Mika retaining the position of Chairman until joining POET in November 2016. In 1980, Mika co-founded IMTEC, a boutique M&A, investment and consulting firm, serving clients in the U.S., Europe and Japan over a period of 20 years, taking on the role of CEO in several ventures. Earlier in his career, Mika was a managing consultant with Cresap, McCormick & Paget and a policy analyst for the National Science Foundation. He holds a Bachelor of Science in Microbiology from the University of Illinois at Urbana-Champaign and a Master of Business Administration from the Harvard Graduate School of Business.

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

Mr. Chris Tsiofas, CA, CPA, Director of the Company, earned a Bachelor’s of Commerce Degree from the University of Toronto and is a member of the Chartered Professional Accountants of Canada and the Canadian Tax Foundation. He has been on the Board of Directors since August of 2012. He is the president of MTN Chartered Professional Accountant Professional Corporation, a public accountancy firm. He sits on various private company boards. He has also served in a principal capacity in various entrepreneurial ventures resulting in successful divestitures. Mr. Tsiofas is currently Chair of the Company’s Audit Committee and member of its Compensation Committee.

Mr. Mohan Warrior has been an Angel Investor for early-stage technology companies since Jan 2017 and serves as an Adviser to many of them. Mr. Warrior was president and chief executive officer (CEO) of Alfalight Inc. (“Alfalight”) from 2004 to 2016. Alfalight is a GaAs based high power diode laser manufacturing company with headquarters in Madison, Wisconsin. Alfalight serves military, telecom and industrial customers. Mr. Warrior established Alfalight as a leading provider of high-powered laser diode solutions in both commercial and defense segments. Alfalight was sold to Gooch and Housego in 2016. Prior to joining Alfalight, Mr. Warrior’s career included 15 years at Motorola Semiconductors (now Freescale) where he led the test and assembly operations, a group of 3500 employees, in the US, Scotland and Korea. Mr Warrior earned his Bachelor’s degree in Chemical Engineering from Indian Institute of Technology, Delhi, a Master’s degree in Chemical Engineering from Syracuse University, New York and an MBA from the Kellogg School of Management at Northwestern University. Mr. Warrior is currently Chair of the Company’s Compensation Committee and member of its Audit Committee.

Mr. Jean-Louis Malinge recently retired as partner with ARCH Venture Partners, an early-stage venture capital firm with nearly $2 billion under management. Additionally, he is a board member of EGIDE SA, CAILabs and Aeponyx. EGIDE SA is a public French company which designs, manufactures and sells hermetic packages for the protection and interconnection of several types of electronic and photonic chips. CAIlabs is a venture-backed French innovative start-up founded in 2013 which has developed a unique spatial multiplexing platform. Aeponyx is a venture-backed Canadian innovative start-up which develops a platform combining Silicon Nitride waveguides with planar MEMS for photonics components. From 2004 to 2013 Mr. Malinge was President and CEO of Kotura, a Silicon Photonics pioneer which was acquired in 2013 by Mellanox Technologies. Prior to Kotura Mr. Malinge was an executive with Corning Inc for 15 years. He holds an Executive M.B.A. from MIT Sloan School in Boston, Massachusetts. He also holds an engineering degree from the Institut National des Sciences Appliquées in Rennes, France. Mr. Malinge currently serves member of the Company’s Audit and Corporate Governance & Nominating Committees.

Mr. Peter Charbonneau was a general partner at Skypoint Capital Corporation for almost 15 years, where he was jointly responsible for the placement of $100 million of capital in early-stage telecommunications and data communication companies. Mr. Charbonneau currently serves on the board of Surgical Safety Technologies Inc. an early stage start up that uses clinically trained deep learning systems to perform advanced analytics on hospital data. He recently served on the Board of Mitel Networks Corporation, a leading global provider of cloud and on-site business communications until November 2018 when it was sold to a private equity firm. He previously served as Chairman of the Board of Trustees for the CBC Pension Board and a director on the board of the Canadian Broadcasting Corporation as well as many technology and networking companies, including March Networks Corporation, TELUS Corporation, Breconridge Corporation and Dragonwave Incorporated. Mr. Charbonneau currently serves as Lead Independent Director of the Company and Chair of its Nominating & Corporate Governance Committee.

Mr. Yong Meng (James) is General Manager of the Company’s Singapore subsidiary. Prior to his appointment in 2019, Mr. Lee was Vice President of Logic Technology at IMEC where he was responsible for defining the logic roadmap and developing the technology elements necessary to extend scaling with ultra-scaled FinFET, GAA devices, advanced metallization as well novel materials for emerging devices and quantum computing. Mr. Lee joined IMEC in 2015 where he was instrumental in driving collaborations with the foundries in China and was responsible for bringing in >100M euros of research partnership. Prior to IMEC, Mr. Lee had a 19-year career with GLOBALFOUNDRIES where he held various technical and management positions spanning the US and Singapore focused on developing, qualifying and ramping leading edge CMOS technology in the foundry. He has over 60 patents and holds a Bachelor of Engineering degree from the University of Illinois at Champaign-Urbana.

Mr. Glen Riley was appointed as a director of POET’s board in December 2020, bringing extensive and pertinent experience from a broad career in the semiconductor and optoelectronics industry spanning over 32 years. His most recent full-time role was General Manager of the Filter Solutions Business Unit in Qorvo responsible for developing highly integrated RF modules used in flagship mobile phones. Prior roles included managing director of the international headquarters for TriQuint in Singapore, general manager of TriQuint’s GaAs foundry business, general manager of TriQuint’s optoelectronics business, CEO of optical component start-up Opticalis, vice-president responsible for Agere’s high-speed/long-haul optoelectronics business, and Asia sales president of Lucent Technologies’ Microelectronics Group based in Tokyo. He has successfully led many global teams developing new products and growing profits in the RF wireless, GaAs foundry, optical components, and storage semiconductor markets.

Mr. Riley completed The General Management Program from the Harvard Business School in 1998 and graduated as valedictorian from the School of Engineering at the University of Maine with a B.S. degree in Electrical Engineering in 1985. Mr. Riley currently serves as member of the Company’s Compensation and Corporate Governance & Nominating Committees.

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

Fixed Stock Option Plan

On September 21, 2007, the Directors approved a fixed 20% vesting Stock Option Plan (the “Plan”) to replace the Rolling Stock Option Plan that had been in effect since May 4, 2005. The Plan was approved by the disinterested shareholders of the Company at the Shareholders’ Meeting of June 19, 2008 and accepted for filing by the TSXV. Under the Plan, the maximum number of shares (the “Maximum Number”) which may be issued pursuant to options granted under the Plan or otherwise granted cannot exceed 20% of the issued and outstanding shares. The shareholders fixed the Maximum Number at 1,193,000. Thereafter, the Plan has been amended by the Directors, and such amendments have been approved by the shareholders in 2009, 2011, 2013, 2014, 2015, 2016, 2018, 2020 and 2021. The Maximum Number is currently 7,090,518 shares.

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

The Plan provides that the number of common shares issuable pursuant to options granted under the Plan and pursuant to other previously granted options is limited to the Maximum Number, currently fixed at 7,090,518. Any subsequent increase in the Maximum Number must be approved by shareholders of the Company and cannot exceed 20% of the issued and outstanding shares of the Company at the time of the shareholders’ approval. There is no other limit to the number of options granted to any individual, except for:

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

Officer Compensation

Total cash compensation accrued and/or paid (directly and/or indirectly) to all of our Officers during fiscal year 2021 was $1,782,297 (refer to ITEM 7. “Major Shareholders and Related Party Transactions” for information regarding indirect payments)

In order to assist the Board of Directors in fulfilling its oversight responsibilities with respect to human resources matters, the Board established a Compensation Committee. The Compensation Committee reviews and makes determinations with respect to senior officer compensation on a regular basis with any discretionary compensation used only for extraordinary projects or significant milestone results that advance the Company’s growth potential. When determining Executive Officers’ compensation, the Compensation Committee receives input and guidance from the Executive Chairman of the Board and the Chief Executive Officer of the Company. In the past, the Compensation Committee has engaged an outside consultant to conduct a peer group review to provide guidance to the Compensation Committee with respect to appropriate comparative terms for executive compensation and stock option grants. The Company also utilizes peer group comparisons from subsidiary locations to assist in its salary review of various positions in those locations. The Compensation Committee utilizes such comparative reviews to assist it in making appropriate recommendations to the Board.

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

The following table sets forth all annual and long-term compensation for services in all capacities to the Company for fiscal year 2021 of the Company.

				Options Based Awards (1)(2)			Non-Equity Incentive Plan Compensation
Name and Principal Position	Fiscal Year	Salary (2)	Share-Based Awards (1) (2)	No. of Options	Value of Options (1) (2)	Annual Incentive Plans	Long-term Incentive Plans	Pension Value	All other Comp.	Total Comp.
Dr. Suresh Venkatesan	2021	456,500	-	65,000		70,000	-	-	-	526,500
Kevin Barnes	2021	180,000	-	25,000		35,000	-	-	-	215,000
Thomas Mika	2021	322,500	-	45,000		60,000	-	-	-	382,500
Vivek Rajgarhia	2021	378,687	-	45,000		60,000	-	-	-	438,687
James Lee	2021	220,000	-	25,000		-	-	-	-	220,000

(1)	The Company used the Black-Scholes model as the methodology to calculate the grant date fair value. The fair value will be recorded as an operating expense as the options vest based on the stock options vesting schedule from the date of grant.

(2)	The exchange rate used in these calculations to convert CAD to USD is based on the exchange rate applicable at the date of grant.

The following table sets forth information concerning all awards outstanding under a stock option plan to each of the current officers, as of December 31, 2021:

		Option-based Awards				Share-based Awards
First Name	Last Name	Number of Securities Underlying Unexercised Options	Option Exercise Price	Option Expiration Date	Value of Unexercised in-the-money Options	Number of Shares or Units of Shares that have not Vested	Market or Payout Value of Shares or Units of Shares that have not Vested	Market or Payout Value of Vested Shares or Units of Shares that have not Paid Out or Distributed
Kevin	Barnes	2,500	$2.30 CAD	16-Feb-2022	$13,258 USD	N/A	N/A	N/A
Kevin	Barnes	22,000	$2.80 CAD	13-Jul-2027	$107,961 USD	N/A	N/A	N/A
Kevin	Barnes	50,000	$3.70 CAD	15-Jan-2030	$209,748 USD	N/A	N/A	N/A
Kevin	Barnes	50,000	$3.80 CAD	29-May-2029	$205,790 USD	N/A	N/A	N/A
Kevin	Barnes	8,000	$5.20 CAD	28-Mar-2028	$24,062 USD	N/A	N/A	N/A
Kevin	Barnes	30,000	$5.30 CAD	11-Jun-2030	$87,857 USD	N/A	N/A	N/A
Kevin	Barnes	25,000	$11.90 CAD	06-Apr-2031	$0 USD	N/A	N/A	N/A
Yong Meng	Lee	100,000	$3.30 CAD	04-Nov-2029	$451,155 USD	N/A	N/A	N/A
Yong Meng	Lee	20,000	$5.30 CAD	11-Jun-2030	$58,571 USD	N/A	N/A	N/A
Yong Meng	Lee	25,000	$11.90 CAD	06-Apr-2031	$0 USD	N/A	N/A	N/A
Thomas	Mika	80,000	$2.80 CAD	13-Jul-2027	$392,584 USD	N/A	N/A	N/A
Thomas	Mika	100,000	$3.80 CAD	29-May-2029	$411,580 USD	N/A	N/A	N/A
Thomas	Mika	50,000	$3.85 CAD	16-Jan-2027	$203,811 USD	N/A	N/A	N/A
Thomas	Mika	95,000	$5.20 CAD	28-Mar-2028	$285,732 USD	N/A	N/A	N/A
Thomas	Mika	60,000	$5.30 CAD	11-Jun-2030	$175,713 USD	N/A	N/A	N/A
Thomas	Mika	100,000	$6.20 CAD	02-Nov-2026	$221,620 USD	N/A	N/A	N/A
Thomas	Mika	45,000	$11.90 CAD	06-Apr-2031	$0 USD	N/A	N/A	N/A
Vivek	Rajgarhia	315,000	$3.30 CAD	04-Nov-2029	$1,421,138 USD	N/A	N/A	N/A
Vivek	Rajgarhia	115,000	$5.30 CAD	11-Jun-2030	$336,783 USD	N/A	N/A	N/A
Vivek	Rajgarhia	45,000	$11.90 CAD	06-Apr-2031	$0 USD	N/A	N/A	N/A
Suresh	Venkatesan	280,000	$2.80 CAD	13-Jul-2027	$1,374,044 USD	N/A	N/A	N/A
Suresh	Venkatesan	450,000	$3.80 CAD	29-May-2029	$1,852,110 USD	N/A	N/A	N/A
Suresh	Venkatesan	390,000	$5.20 CAD	28-Mar-2028	$1,173,003 USD	N/A	N/A	N/A
Suresh	Venkatesan	250,000	$5.30 CAD	11-Jun-2030	$732,138 USD	N/A	N/A	N/A
Suresh	Venkatesan	30,000	$8.60 CAD	07-Jul-2026	$9,498 USD	N/A	N/A	N/A
Suresh	Venkatesan	65,000	$11.90 CAD	06-Apr-2031	$0 USD	N/A	N/A	N/A

(1)	This amount is calculated based on the difference between the market value of the shares underlying the options as of December 31, 2021, being CAD $9.00 (US$7.12), and the exercise or base price of the option. The exchange rate used in these calculations to convert CAD to USD was 0.7915, being the closing exchange rate at December 31, 2021.

The value vested or earned during fiscal year 2021 of incentive plan awards granted to NEOs are as follows:

		Option-based Awards		Share-based Awards
First Name	Last Name	Number of Securities Underlying Options Vested	Value Vested During the Year	Number of Shares or Units of Shares Vested	Value Vested During the Year	Non-equity Incentive Plan Compensation - Value Earned During The Year
Kevin	Barnes	63,438	$301,842.64 USD	N/A	N/A	N/A
Yong Meng	Lee	32,500	$183,593.73 USD	N/A	N/A	N/A
Thomas	Mika	93,125	$429,690.09 USD	N/A	N/A	N/A
Vivek	Rajgarhia	128,125	$683,739.53 USD	N/A	N/A	N/A
Suresh	Venkatesan	360,000	$1,658,327.03 USD	N/A	N/A	N/A
		677,188	$3,257,193.02 CAD

(1)	This amount is the dollar value that would have been realized and is computed by obtaining the difference between the market price of the underlying securities on the vesting date and the exercise or base price of the options under the option-based award. For the named executive officers to realize this value, they would have had to exercise their options and sell the shares on the day of vesting. The exchange rates used in these calculations to convert CAD to USD were the rates applicable on the vesting dates.

Director Compensation

The following table details compensation paid/accrued for fiscal year 2021 for each director who is not also an officer.

			Share-	Options Based Awards (1)(2)			Non-Equity Incentive Plan Compensation
Name and Principal Position	Fiscal Year	Salary (2)	Based Awards (1) (2)	No. of Options	Value of Options (1) (2)	Annual Incentive Plans	Long-term Incentive Plans	Pension Value	All other Comp.	Total Comp.
Chris Tsiofas	2021	38,087	-	12,500	-	-	-	-	-	38,087
Peter Charbonneau	2021	52,370	-	14,375	-	-	-	-	-	52,370
Mohandas Warrior	2021	35,000	-	11,250	-	-	-	-	-	35,000
Jean-Louis Malinge	2021	30,000	-	11,250	-	-	-	-	-	30,000
Don Listwin (3)	2021	20,000	-	12,500	-	-	-	-	-	20,000
Glen Riley	2021	30,000	-	11,250	-	-	-	-	-	30,000

(1)	The Company used the Black-Scholes model as the methodology to calculate the grant date fair value. The fair value will be recorded as an operating expense as the stock options vest from the date of grant.

(2)	The exchange rate used in these calculations to convert CAD to USD was the rate of exchange applicable on the date of grant.

(3)	Don Listwin resigned from the Board of Directors on July 8, 2021

The following table sets forth information concerning all awards outstanding under the stock option plans to each of the current Directors who are not also named executive officers as of December 31, 2021:

		Option-based Awards				Share-based Awards
First Name	Last Name	Number of Securities Underlying Unexercised Options	Option Exercise Price	Option Expiration Date	Value of Unexercised in-the-money Options	Number of Shares or Units of Shares that have not Vested	Market or Payout Value of Shares or Units of Shares that have not Vested	Market or Payout Value of Vested Shares or Units of Shares that have not Paid Out or Distributed
Peter	Charbonneau	39,900	$3.30 CAD	21-Jun-2028	$180,010.85 USD	N/A	N/A	N/A
Peter	Charbonneau	40,059	$3.80 CAD	29-May-2029	$164,876.07 USD	N/A	N/A	N/A
Peter	Charbonneau	3,549	$4.20 CAD	06-Feb-2030	$13,482.60 USD	N/A	N/A	N/A
Peter	Charbonneau	15,473	$5.20 CAD	28-Mar-2028	$46,538.14 USD	N/A	N/A	N/A
Peter	Charbonneau	33,711	$5.30 CAD	11-Jun-2030	$98,722.88 USD	N/A	N/A	N/A
Peter	Charbonneau	14,375	$11.90 CAD	06-Apr-2031	$0.00 USD	N/A	N/A	N/A
Jean-Louis	Malinge	52,500	$3.00 CAD	05-Sep-2027	$249,322.50 USD	N/A	N/A	N/A
Jean-Louis	Malinge	39,900	$3.30 CAD	21-Jun-2028	$180,010.85 USD	N/A	N/A	N/A
Jean-Louis	Malinge	36,053	$3.80 CAD	29-May-2029	$148,388.58 USD	N/A	N/A	N/A
Jean-Louis	Malinge	26,382	$5.30 CAD	11-Jun-2030	$77,261.30 USD	N/A	N/A	N/A
Jean-Louis	Malinge	11,250	$11.90 CAD	06-Apr-2031	$0.00 USD	N/A	N/A	N/A
Glen	Riley	22,460	$5.00 CAD	04-Dec-2030	$71,108.36 USD	N/A	N/A	N/A
Glen	Riley	11,250	$11.90 CAD	06-Apr-2031	$0.00 USD	N/A	N/A	N/A
Chris	Tsiofas	68,750	$2.80 CAD	13-Jul-2027	$337,376.88 USD	N/A	N/A	N/A
Chris	Tsiofas	48,767	$3.30 CAD	21-Jun-2028	$220,012.95 USD	N/A	N/A	N/A
Chris	Tsiofas	44,065	$3.80 CAD	29-May-2029	$181,363.96 USD	N/A	N/A	N/A
Chris	Tsiofas	29,314	$5.30 CAD	11-Jun-2030	$85,846.05 USD	N/A	N/A	N/A
Chris	Tsiofas	15,000	$8.60 CAD	07-Jul-2026	$4,749.00 USD	N/A	N/A	N/A
Chris	Tsiofas	12,500	$11.90 CAD	06-Apr-2031	$0.00 USD	N/A	N/A	N/A
Mohandas	Warrior	20,000	$2.80 CAD	13-Jul-2027	$98,146.00 USD	N/A	N/A	N/A
Mohandas	Warrior	39,900	$3.30 CAD	21-Jun-2028	$180,010.85 USD	N/A	N/A	N/A
Mohandas	Warrior	36,053	$3.80 CAD	29-May-2029	$148,388.58 USD	N/A	N/A	N/A
Mohandas	Warrior	26,382	$5.30 CAD	11-Jun-2030	$77,261.30 USD	N/A	N/A	N/A
Mohandas	Warrior	15,000	$8.60 CAD	07-Jul-2026	$4,749.00 USD	N/A	N/A	N/A
Mohandas	Warrior	11,250	$11.90 CAD	06-Apr-2031	$0.00 USD	N/A	N/A	N/A

(1)	This amount is calculated based on the difference between the market value of the shares underlying the options as of December 31, 2021, being CAD $9.00 (US$7.12), and the exercise or base price of the option. The exchange rate used in these calculations to convert CAD to USD was 0.7915, being the closing exchange rate at December 31, 2021.

The value vested or earned during fiscal year 2021 of incentive plan awards granted to Directors who are not also named executive officers are as follows:

		Option-based Awards		Share-based Awards
First Name	Last Name	Number of Securities Underlying Options Vested	Value Vested During the Year	Number of Shares or Units of Shares Vested	Value Vested During the Year	Non-equity Incentive Plan Compensation - Value Earned During The Year
Peter	Charbonneau	24,930	$79,527.35 USD	N/A	N/A	N/A
Don	Listwin	17,782	$63,293.18 USD	N/A	N/A	N/A
Jean-Louis	Malinge	18,816	$56,963.75 USD	N/A	N/A	N/A
Glen	Riley	28,085	$90,704.37 USD	N/A	N/A	N/A
Chris	Tsiofas	20,907	$63,293.18 USD	N/A	N/A	N/A
Mohandas	Warrior	18,816	$56,963.75 USD	N/A	N/A	N/A
		1,293,353	$513,624.60 USD	N/A	N/A	N/A

(1)	This amount is the dollar value that would have been realized and is computed by obtaining the difference between the market price of the underlying securities on the vesting date and the exercise or base price of the options under the option- based award.

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

The following individuals were executives of the Company in 2020:

Name	Title
Suresh Venkatesan	CEO
Vivek Rajgarhia	President & General Manager
Thomas Mika	Executive Vice President and CFO
Yong Meng (James) Lee	General Manager, POET Technologies Pte Ltd
Kevin Barnes	VP Finance and Administration and Treasurer

C.	Board Practices

Our Board of Directors currently consists of six (6) directors including the CEO, of which, five (5) are independent directors. Each director holds office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of Amalgamation and all amendments thereto (the “Articles”), or with the provisions of the OBCA. The Company’s Officers are appointed to serve at the discretion of the Board, subject to the terms of the employment agreements described above.

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

During fiscal 2021, the Board held 17 regularly scheduled meetings, including committee meetings. If for various reasons, Board members may not be able to attend a Board meeting, all Board members are provided information related to each of the agenda items before each meeting, and, therefore, can provide counsel outside the confines of regularly scheduled meetings.

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

Audit and Compensation Committees of the Board of Directors

We currently have four board committees; (1) an Audit Committee; (2) a Compensation Committee, (3) a Corporate Governance & Nominating Committee, and (4) an Ad Hoc Strategy Committee. Committee charters for the Audit, Compensation and Corporate Governance & Nominating Committees can be found on the Company’s website (poet-technologies.com). The Strategy Committee is an ad-hoc committee and therefore does not have a charter. The names of the members and a summary of the terms of the charter for each the Audit Committee and the Compensation Committee is provided below.

Audit Committee

The Audit Committee is currently comprised of three members: Chris Tsiofas (Chair), Peter Charbonneau and Jean-Louis Malinge. All three members are independent directors of the Company. Mr. Tsiofas was appointed chair of the Audit Committee on August 21, 2012. The Board has determined that Mr. Tsiofas satisfies the criteria of “audit committee financial expert” within the meaning of Item 401(h) of Regulation S-K and is independent in accordance with Rule 4200 of the NASDAQ Marketplace Rules. All members of the audit committee are financially literate, meaning they have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

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

Compensation Committee

The Compensation Committee is currently comprised of three members: Mohandas Warrior (Chair), Chris Tsiofas and Glen Riley. Mr. Warrior was appointed chair of the Compensation Committee on June 23, 2021. All three members are independent directors. The Board has determined that all members of the Compensation Committee are qualified as members based on the following:

Mr. Mohan Warrior has been an Angel Investor for early-stage technology companies since Jan 2017 and serves as an Adviser to many of them. Mr. Warrior was president and chief executive officer (CEO) of Alfalight Inc. (“Alfalight”) from 2004 to 2016. Alfalight is a GaAs based high power diode laser manufacturing company with headquarters in Madison, Wisconsin. Alfalight serves military, telecom and industrial customers. Mr. Warrior established Alfalight as a leading provider of high-powered laser diode solutions in both commercial and defense segments. Alfalight was sold to Gooch and Housego in 2016. Prior to joining Alfalight, Mr. Warrior’s career included 15 years at Motorola Semiconductors (now Freescale) where he led the test and assembly operations, a group of 3500 employees, in the US, Scotland and Korea. Mr Warrior earned his Bachelor’s degree in Chemical Engineering from Indian Institute of Technology, Delhi, a Master’s degree in Chemical Engineering from Syracuse University, New York and an MBA from the Kellogg School of Management at Northwestern University.

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

Mr. Glen Riley has more than 30 years’ experience in leadership roles spanning both the semiconductor and optoelectronics industries. He most recently served as General Manager of the Filter Solutions Business Unit at Qorvo, where he was responsible for developing highly integrated RF modules used in flagship smartphones. Prior to the merger of RFMD and TriQuint that formed Qorvo, he held multiple leadership roles at TriQuint, including Managing Director of international headquarters in Singapore, General Manager of the GaAs foundry business, and General Manager of Optoelectronics. Mr. Riley was previously the Chief Executive Officer of Opticalis, an early stage optoelectronics company focused on the development of high-density wavelength division multiplexing products. He also held prior roles as Vice President and General Manager of the Optoelectronic business at Agere Systems, and President of Asia-Pacific Sales and Marketing at Lucent Technologies Microelectronics Group. He graduated as valedictorian with a B.S. degree in Electrical Engineering from the School of Engineering at the University of Maine and completed The General Manager Program at Harvard Business School. Mr. Riley has extensive direct experience with executive compensation from these prior senior level executive roles with these companies in technology industries related to the Company.

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

As of December 31, 2021, the Company had forty-six (46) full-time employees and five (5) consultants. Fourteen (14) employees and three (3) consultants work at our lab facility either as support staff or are engaged in research and development initiatives; four (4) employees and one (1) consultant are employed at the Canadian office; twenty (20) employees are employed at our fabrication facility in Singapore; eight (8) employees are employed at our product development facility in China; one (1) consultant is located in Italy. None of the Company’s employees are covered by collective bargaining agreements.

As of December 31, 2020, the Company had twenty-five (25) full-time employees and four (4) consultants, Eight (8) employees and one (1) consultant work at our lab facility either as support staff or are engaged in research and development initiatives; two (2) employees and one (1) consultant are employed at the Canadian office; Thirteen (13) employees are employed at our fabrication facility in Singapore; Two (2) employees are employed at our product development facility in China; One (1) consultant is located in in Italy; and One (1) consultant is located in Japan. None of the Company’s employees are covered by collective bargaining agreements.

As of December 31, 2019, the Company had sixteen (16) full-time employees, one (1) part-time employee and three (3) consultants, including one (1) in a senior management position. Eight (8) employees and one (1) consultant work at our lab facility either as support staff or are engaged in research and development initiatives; two (2) employees and one (1) consultant are employed at the Canadian office; Seven (7) employees are employed at our fabrication facility in Singapore. one (1) consultant is located in Italy. None of the Company’s employees are covered by collective bargaining agreements.

E.	Share Ownership and Other Securities

The following table sets forth certain information regarding the beneficial ownership of our outstanding common shares for: (i) each of our Directors and Officers individually; (ii) all of our Directors and Officers as a group; and (iii) each other person known to us to own beneficially more than 5% of our common shares as of April 14, 2022. Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. The table also includes the number of shares underlying options that are exercisable within sixty (60) days of April 14, 2022. Ordinary shares subject to these options are deemed to be outstanding for the purpose of computing the ownership percentage of the person holding these options, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person.

The shareholders listed below do not have any different voting rights from our other shareholders.

	Number of Shares Beneficially Owned (1)	Percent of Class
Directors and Officers:
Chris Tsiofas	17,500	0%
Thomas Mika	20,000	0%
Kevin Barnes	11,746	0%
Suresh Venkatesan	32,500	0%
Mohandas Warrior	43,750	0%
Peter Charbonneau	25,000	0%
Jean-Louis Malinge	17,500	0%
Vivek Rajgarhia	1,500	0%
Directors and Officers Subtotal	169,496	0.46%

Major Shareholders:
None that we are aware of.

(1)	The number of shares set forth for each Director, Officer and Major Shareholder is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act.

See “ITEM 6.B. Compensation” for the exercise prices of options.

	Number of options exercisable within 60 days	Percent of class
Glen Riley	33,710	1%
James Lee	78,750	2%
Kevin Barnes	113,750	2%
Vivek Rajgarhia	256,875	5%
Peter Charbonneau	147,067	3%
Mohandas Warrior	148,586	3%
Jean-Louis Malinge	166,086	3%
Chris Tsiofas	218,395	4%
Thomas Mika	441,250	9%
Suresh Venkatesan	1,178,750	23%
	2,783,219	55%

	Number of Warrants exercisable within 60 days	Exercise price CA$	Percent of class
Suresh Venkatesan	28,750	5.00	1%
Kevin Barnes	5,000	5.00	0%
Peter Charbonneau	25,000	5.00	1%
Mohandas Warrior	17,500	5.00	1%
Jean-Louis Malinge	17,500	5.00	1%
Chris Tsiofas	25,000	5.00	1%
Thomas Mika	7,500	5.00	0%
	126,250		4%

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Holdings by Major Shareholders

Please refer to ITEM 6.E. “Share Ownership” for details regarding securities held by Directors, Officers and Major Shareholders. The Company’s major shareholders do not have any different or special voting rights.

U.S. Share Ownership

As of April 14, 2022, there were a total of 445 holders of record of our common shares with addresses in the U.S. We believe that the number of U.S beneficial owners is substantially greater than the number of U.S record holders, because a large portion of our common shares are held in broker “street names.” As of April 14, 2022, U.S. holders of record held approximately 0.65% of our outstanding common shares.

Control of Company

The Company is a publicly owned Ontario corporation, the shares of which are owned by Canadian residents, U.S. residents and other foreign residents. The Company is not controlled by any foreign government or other person(s) except as described in ITEM 4.A. “History and Progress of the Company” and ITEM 6.E. “Share Ownership.”

Change of Control of Company Arrangements

None

B.	Major Shareholders and Related Party Transactions

No shareholder beneficially owns 5% or more of the Company’s common shares.

Compensation to key management personnel (CEO, CFO, President, GM POET Technologies Pte Ltd, VP Finance and Treasurer) was as follows:

	2021	2020	2019

Salaries	$1,782,297	$1,501,058	$1,251,277
Share-based payments (1)	2,077,333	2,144,930	2,135,579

Total	$3,859,630	$3,645,988	$3,386,856

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

On February 24, 2022, the Company filed Articles of Amendment to consolidate its common shares on a ten-for-one basis. For further clarity, for every ten (10) pre-consolidated common shares, shareholders received one (1) post-consolidated common share. On February 28, 2022 the Company’s common shares began trading on the TSX Venture Exchange on a post consolidation basis. The Company’s name and trading symbol remained unchanged. All references to share and per share amounts in these consolidated financial statements and accompanying notes to the consolidated financial statements have been retroactively restated to reflect the ten-for-one share consolidation..

On March 14, 2022 the Company’s common shares began trading on the NASDAQ under the trading symbol “POET”.

ITEM 9. THE OFFER AND LISTING

A.	Offer and Listing Details

The Company’s common shares began trading on the TSXV in Toronto, Ontario, Canada, on June 25, 2007. The current Stock symbol is “PTK”. The CUSIP/ISN numbers are 73044W104 / 73044W1041. The Company received new CUSIP/ISN numbers on the consolidation of the common shares on February 24, 2022. The new CUSIP/ISN numbers are 73044W302/73044W3021.

The following table lists the high and low sales price on the TSXV for the Company’s common shares for: the last six months; the last ten fiscal quarters; and the last five fiscal years.

MONTHLY
31-Mar-22	13.65	8.60
28-Feb-22	11.25	7.60
31-Jan-22	9.30	7.30
31-Dec-21	9.70	7.80
30-Nov-21	11.00	7.70
31-Oct-21	12.90	10.00
QUARTERLY
28-Feb-22	11.25	7.60
30-Nov-21	12.90	7.70
31-Aug-21	15.80	9.80
31-May-21	13.90	8.40
28-Feb-21	1.49	0.46
30-Nov-20	0.64	0.46
31-Aug-20	0.71	0.48
31-May-20	0.62	0.22
28-Feb-20	0.55	0.34
30-Nov-19	0.43	0.3
YEARLY
31-Dec-21	15.80	7.10
31-Dec-20	7.10	2.20
31-Dec-19	4.60	2.70
31-Dec-18	7.90	1.90
31-Dec-17	5.10	1.70

B.	Plan of Distribution

Not Required.

C.	Markets

The Company’s common shares trade on (i) the TSXV in Canada under the symbol “PTK” and (ii) the Nasdaq in the United Stated under the symbol “POET” (since March 14, 2022). Prior to March 14, 2022, the Company’s common shares traded in the United States on the OTCQX International Market.

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

The threshold for a pre-closing net benefit review depends on whether the purchaser is: (a) controlled by a person or entity from a member of the WTO; (b) a state- owned enterprise (SOE); or (c) from a country considered a “Trade Agreement Investor” under the Investment Act. A different threshold also applies if the Canadian business carries on a cultural business. The 2022 threshold for WTO investors that are SOEs will be $454 million based on the book value of the Canadian business’ assets, up from $416 million in 2021. The 2022 thresholds for review for direct acquisitions of control of Canadian businesses by private sector investor WTO investors ($1 billion) and private sector trade- agreement investors ($1.5 billion) remain the same and are both based on the “enterprise value” of the Canadian business being acquired.

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

1.	On April 18, 2019, the Company signed loan and security agreements for a senior secured credit facility (the “Bridge Loan”) to be provided by Espresso Capital Ltd which grants the Company access to a maximum US$5,000,000. On April 23, 2019 the Company received the initial advance against the credit facility in the amount of US$2,000,000. In partial consideration of the US$5,000,000 gross credit facility available to the Company, and in connection with the initial advance, the Company issued to Espresso Capital warrants for the purchase of 3,289,500 common shares at a price of C$0.35 per share. The Warrants expire on April 18, 2020.

2.	On August 20, 2019, the Company signed a definitive agreement with respect to the sale of DenseLight for $26,000,000. The Share Sale Agreement was signed on November 8, 2019 when the sale was consummated.

3.	On June 30, 2020, the Company announced that it signed a Letter of Intent to establish a joint venture with Xiamen Sanan Integrated Circuit Co. Ltd. (“Sanan IC”) to manufacture cost-effective, high-performance optical engines based on POET’s proprietary CMOS compatible Optical Interposer platform technology. The definitive joint venture agreement was signed on October 21, 2020.

D.	Exchange Controls

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

We believe we were not a PFIC for the year ending December 31, 2021 and do not expect to be classified as a PFIC for the year ending December 31, 2022. However, PFIC status is determined as of the end of each taxable year and is dependent on a number of factors, including the value of our passive assets, the amount and type of our gross income, and our market capitalization. Therefore, there can be no assurance that we will not be classified as a PFIC for the current taxable year or in a future taxable year. U.S. Holders which are individuals, estates and trusts and whose income exceeds certain thresholds will be required to pay a 38% surtax on “net investment income” including, among other things, dividends (if any) and net gain realized from our common shares. U.S. Holders should consult with their own tax advisors regarding the application of this tax. We will notify U.S. Holders in the event we conclude that we will be treated as a PFIC for any taxable year.

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

The consolidated financial statements of POET Technologies Inc. as of December 31, 2021, 2020 and 2019 included herein, have been audited by Marcum LLP, our independent registered accounting firm for that period, 555 Long Wharf Drive, 8th Floor, New Haven, CT 06511, USA, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

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

Exchange Rate Risk

The functional currency of each of the entities included in the accompanying consolidated financial statements is the local currency where the entity is domiciled. Functional currencies include the Chinese Yuan, US, Singapore and Canadian dollar. Most transactions within the entities are conducted in functional currencies. As such, none of the entities included in the consolidated financial statements engage in hedging activities. The Company is exposed to a foreign currency risk when its subsidiaries hold current assets or current liabilities in currencies other than its functional currency. A 10% change in foreign currencies held would increase or decrease other comprehensive loss by $1,000,422.

The following table shows exchange rates, from CAD to USD, for the past six months:

Period	High (1)	Low (1)	Average (2)
March 2022	0.8008	0.7758	0.7892
February 2022	0.7893	0.7814	0.7859
January 2022	0.7997	0.7831	0.7917
December 2021	0.7915	0.7727	0.7817
November 2021	0.8086	0.7825	0.7951
October 2021	0.8121	0.7906	0.8037
October 2021 — March 2022	0.8121	0.7727	0.7912

(1)	Bank of Canada monthly average rates
(2)	Bank of Canada daily closing average rates

The following table shows exchange rates, from SGD to USD, for the past six months:

Period	High (1)	Low (1)	Average (2)
March 2022	0.7384	0.7316	0.7355
February 2022	0.7452	0.7357	0.7420
January 2022	0.7437	0.7346	0.7401
December 2021	0.7410	0.7289	0.7333
November 2021	0.7419	0.7288	0.7364
October 2021	0.7443	0.7358	0.7399
October 2021 — March 2022	0.7455	0.7288	0.7388

(1)	Bank of Singapore monthly average rates
(2)	Bank of Singapore daily closing average rates

The following table shows exchange rates, from CNY to USD, for the past six months:

Period	High (1)	Low (1)	Average (2)
March 2022	0.1584	0.1569	0.1576
February 2022	0.1585	0.1571	0.1576
January 2022	0.1582	0.1566	0.1572
December 2021	0.1576	0.1568	0.1569
November 2021	0.1571	0.1561	0.1564
October 2021	0.1567	0.1550	0.1557
October 2021 — March 2022	0.1585	0.1545	0.1563

(1)	Bank of China monthly average rates
(2)	Bank of China daily closing average rates

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

Disclosure controls and procedures are defined by Rules 13a-15(e) and 15d-15(e) under the Exchange Act as controls and other procedures that are designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosures.

We carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2021, our disclosure controls and procedures were not effective due to a material weakness in our internal control over financial reporting relating to user access controls over certain software we utilize for financial reporting. Specifically, it was found that adequate restrictions were not in place to ensure appropriate segregation of duties among our personnel, which could result in inappropriate access rights in certain instances (the “User Access Material Weakness”). A material weakness, as defined in the Sarbanes Oxley Act of 2002 (“SOX”), is a control deficiency, or combination of control deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual consolidated financial statements will not be prevented or detected on a timely basis.

(b)	Management’s Annual Report on Internal Control over Financial Reporting

Our management, under the oversight of our Board of Directors (in particular its audit committee), is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act and as set forth in Section 404 of SOX). The Company’s internal control system was designed to provide reasonable assurance to management and the Board of Directors regarding the reliability of financial reporting and the preparation and fair presentation of its published consolidated financial statements. Under the SOX framework, our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Our internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our consolidated financial statements.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2021. In making this assessment, it used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that assessment and those criteria, management concluded that we did not maintain effective internal controls over financial reporting as of December 31, 2021 as a result of the User Access Material Weakness.

The User Access Material Weakness did not result in a material misstatement of our consolidated financial statements for the fiscal year ended December 31, 2021 or any prior annual or interim periods nor has it resulted in any failure to safeguard our assets, including our cash and fixed assets. However, if the User Access Material Weakness is not remediated, a material misstatement of account balances or disclosures may not be prevented, and may go undetected, which could result in a material misstatement of future annual or interim consolidated financial statements.

Following the identification of the User Access Material Weakness (which occurred subsequent to December 31, 2021), management has taken steps to remediate that material weakness. Specifically, management has:

●	Removed administrative user access to financial reporting systems from members of the finance department.
●	Removed user access provisioning from members of the finance department.
●	Limited the user access rights of significant control owners to view only access rights over certain financial reporting data.
●	Initiated quarterly user access review to certify that only approved users have access rights to financial reporting software.

Although management has taken immediate remedial steps, the User Access Material Weakness will not be considered remediated until the applicable remedial controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively. Further, our independent registered accounting firm has not performed a new audit of our internal control over financial reporting and we cannot give assurances that the measures we have thus far taken to remediate the aforementioned material weakness were sufficient or that they will prevent future material weaknesses. As management continues to evaluate and work to improve our internal control over financial reporting, we may determine it necessary to take additional measures or modify the remediation measures we have taken to date.

(c)	Attestation Report of Registered Public Accounting Firm

Marcum LLP, an independent registered public accounting firm, has audited our internal control over financial reporting as of December 31, 2021, as stated in their report which appears herein.

(d)	Changes in Internal Controls over Financial Reporting

Although we have undertaken the remediation efforts described above subsequent to December 31, 2021, there were no changes in our internal control over financial reporting during year ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. Audit Committee Financial Expert

Our Board of Directors has determined that Chris Tsiofas is an audit committee financial expert. The Board has determined that Mr. Tsiofas satisfies the criteria of “audit committee financial expert” set forth in Item 16A of Form 20-F and is independent in accordance with Rule 4200 of the Nasdaq Marketplace Rules.

ITEM 16B. Code of Ethics

As amended in March 2022, our Board of Directors adopted a Code of Business Conduct and Ethics (the “Code”) that applies to all our employees, including without limitation our chief executive officer, chief financial officer and principal accounting officer. Our Code may be viewed on our website at www.poet-technologies.com and is filed as an Exhibit to this Annual Report. A copy of our Code may be obtained, without charge, upon a written request addressed to our office at, 120 Eglinton Avenue East, Suite 1107, Toronto, Ontario M4P 1E2, Canada.

ITEM 16C. Principal Accountant Fees and Services Fees Paid to Independent Registered Public Accounting Firm

The following table sets forth, for each of the years indicated, the fees billed by our independent registered public accounting firm, Marcum LLP.

	Year Ended December 31,
Services Rendered	2021	2020

Audit Fees (1)	$265,000	$170,500
All Other Fees (2)	17,200	17,200
Total	$282,200	$187,700

(1)	Audit fees included fees for the audit of the Company’s annual consolidated financial statements, SOX 404(b) audit and services rendered in connection with filing of registration statements.

(2)	Tax fees relate to tax compliance services for our US-based entities.

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

a.	Audited Financial Statements — for the years ended December 31, 2021, 2020 and 2019 and as of December 31, 2021, 2020 and 2019

ITEM 18. Financial Statements

The Company has elected to provide financial statements pursuant to ITEM 17.

ITEM 19. Exhibits

1.1	Certificate and Articles of Continuance (1)
1.2	Amended and Restated Bylaws (2)
1.3	Articles of Amendment, dated February 24, 2022 (8)
2.0	Description of Securities (6)
4.1	License Agreement with the University of Connecticut, dated April 28, 2003, as amended April 15, 2014 (1)
4.3	Shareholder Rights Plan Agreement between the Company and TMX Equity Transfer Services, Inc.(2)
4.4	Employment Agreement with Suresh Venkatesan, dated June 10, 2015 (3)
4.5	Employment Agreement with Vivek Rajgarhia, dated November 4, 2019 (6)
4.6	Employment Agreement with Thomas Mika, dated November 2, 2016 (4)
4.7	Definitive agreement with San’an Integrated Circuit Co., Ltd dated October 21, 2020 (7)
4.8	Sale and Purchase Agreement for DenseLight Semiconductors PTE, LTD, dated April 27, 2016 (4)
4.9	Sale and Purchase Agreement for BB Photonics Inc. dated May 16, 2016 (4)
4.10	2021 Stock Option Plan (8)
4.11	Form of Option Agreement(1)
4.12	Form of Warrant for Purchase of Common Shares (1)
4.13	Stock Specimen Certificate (1)
4.15	Share Sale Agreement for DenseLight Semiconductors PTE, Ltd dated August 20, 2019 (6)
4.16	Employment agreement with Vivek Rajgarhia, dated November 4, 2019 (6)
4.18	Warrant Indenture with TSX Trust Company, dated April 3, 2019 (6)
4.20	Warrant Indenture with TSX Trust Company, dated May 3, 2019 (6)
4.22	Warrant Indenture with TSX Trust Company, dated June 3, 2019 (6)
4.24	Warrant Indenture with TSX Trust Company, dated August 2, 2019 (6)
4.26	Warrant Indenture with TSX Trust Company, dated September 19, 2019 (6)
4.27	Warrant indenture with TSX Trust Company, dated February 11, 2021 (7)
4.28	Engagement letter with Cormark Securities Inc, dated January 25, 2021 (7)
4.29	Upsize letter with Cormark Securities Inc, dated January 26, 2021 (7)
4.30	Form of Subscription for Units of Private Placement, February 11, 2021 (7)
8.1	List of Subsidiaries: See ITEM 4.C.
11.1	Code of Business Conduct and Ethics (7)
12.1	Certification of Principal Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (8)
12.2	Certification of Principal Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (8)
13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (8)
13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (8)
23.1	Consent of Marcum LLP, independent registered accounting firm (8)
101. INS(*)	XBRL Instance Document (8)
101.SCH(*)	XBRL Taxonomy Extension Schema Linkbase Document (8)
101. AL(*)	XBRL Taxonomy Extension Calculation Linkbase Document (8)
101.DEF(*)	XBRL Taxonomy Extension Definition Linkbase Document (8)
101.LAB(*)	XBRL Taxonomy Extension Label Linkbase Document (8)
101.PRE(*)	XBRL Taxonomy Extension Presentation Linkbase Document (8)
104(*)	Cover Page Interactive Data File (embedded within Inline XBRL document) (8)

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

(7) Filed as an exhibit to the Company’s annual Form 20-F on April 9, 2021 and incorporated herein by reference

(8) Filed as an exhibit to this Form 20-F.

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

The consolidated financial statements for the years ended December 31, 2021, 2020 and 2019 have been audited by Marcum LLP, independent registered public accounting firm, which has full and unrestricted access to the Audit Committee. Marcum’s report on the consolidated financial statements is presented herein.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

POET TECHNOLOGIES INC.

/s/ Suresh Venkatesan
Suresh Venkatesan
Chief Executive Officer

Date: April 26, 2022

POET

TECHNOLOGIES INC.

Consolidated Financial Statements

For the Year Ended December 31, 2021, 2020 and 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

POET Technologies Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of POET Technologies Inc. (the “Company”) as of December 31, 2021, 2020 and 2019, the related consolidated statements of operations and deficit, comprehensive loss, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2021, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 2013 and our report dated April 26, 2022, expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting because of the existence of a material weakness.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provides a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Description of the Matter

As described in Note 5 to the financial statements, in October 2020, the Company signed a Joint Venture Agreement (“JVA”), establishing a joint venture, Super Photonics Xiamen Co., Ltd (“SPX”). The Company contributed intellectual property (“IP Assets”) that were independently valued at $22,500,000.

The Company recognized a gain on the contribution of its IP Assets to SPX in accordance with Internal Accounting Standards (IAS) 28, Investment in Associates and Joint Ventures. The Company only recognized a gain on the contribution of the IP Assets in equivalence to the other joint venture’s interest in SPX. The unrecognized gain on the Company’s investment will be periodically realized as the Company’s ownership in SPX is reduced.

SPX was determined to be a joint venture as both POET and the other joint venture exercise joint control over SPX. All relevant activity of SPX requires unanimous consent. The Company recognizes its share of SPX’s profits or losses using the equity method.

During the year ending December 31, 2021, the Company recognized a gain of $2,587,500. As of December 31, 2021, the Company’s ownership interest in SPX was 88.5%.

Auditing the Company’s recording of the joint venture was complex and involved subjective auditor judgment because this area involved significant estimations by management as part of the valuation of the IP Assets. This transaction required a higher degree of auditor subjectivity in applying audit procedures to address the matter when evaluating the results of the valuation.

How We Addressed the Matter in Our Audit

We obtained and read the JVA, gained an understanding of the purpose and nature of the joint venture and the rights and control provided under the agreement. We further evaluated management’s approach and documentation surrounding the guidance they followed in the recording of this joint venture.

Further, we independently analyzed the appraised fair value of the IP Assets ($22.5M) with the assistance of an internal Marcum specialist, further assessing the Company-engaged specialists’ appropriateness and reasonableness of methods and assumptions used.

We evaluated the Company’s application of relevant accounting guidance and the consistency of management’s methods and assumptions used in determining whether SPX is an equity method investment and whether the Company has joint control over the joint venture and the fair value determination for the equity method investment.

/s/ Marcum LLP

We have served as the Company’s auditor since 2009, such date takes into account the acquisition of a portion of UHY LLP by Marcum LLP in April 2010.

Hartford, CT
April 26, 2022

PCAOB ID 688

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Shareholders and Board of Directors of

POET Technologies Inc.

Adverse Opinion on Internal Control over Financial Reporting

We have audited POET Technologies Inc.’ (the “Company”) internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, because of the effect of the material weakness described in the following paragraph on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

A material weakness is a control deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in “Management’s Annual Report on Internal Control Over Financial Reporting”: The Company did not design and maintain effective internal controls over the user access controls over certain software utilized for financial reporting. The Company did not adequately restrict user access to ensure appropriate segregation of duties among certain personnel who also had responsibility for controls that interacted with the software utilized for financial reporting, which was within the internal control over financing reporting environment. Specifically, the provisioning and user recertification controls over the respective software are not designed to ensure users maintain proper segregation of duties and therefore could have inappropriate access rights.

This material weakness was considered in determining the nature, timing and extent of audit tests applied in our audit of the fiscal December 31, 2021 consolidated financial statements, and this report does not affect our report dated April 26, 2022 on those financial statements.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated statements of financial position as of December 31, 2021, 2020 and 2019 and the related consolidated statements of operations and deficit, comprehensive loss, changes in shareholders’ equity, and cash flows and the related notes for each of the three years in the period ended December 31, 2021 of the Company and our report dated April 26, 2022 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management Annual Report on Internal Control Over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that degree of compliance with the policies or procedures may deteriorate.

/s/ Marcum LLP

Hartford, CT

April 26, 2022

POET TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in US Dollars)

December 31,	2021	2020	2019

Assets
Current
Cash and cash equivalents (Note 2)	$14,941,775	$6,872,894	$1,428,129
Short-term investments (Note 2)	6,366,828	-	-
Receivable from the sale of discontinued operations (Notes 3 and 21)	-	-	18,000,000
Prepaids and other current assets (Note 4)	480,523	618,717	831,265

	21,789,126	7,491,611	20,259,394
Investment in joint venture (Note 5)	1,445,251	-	-
Property and equipment (Note 6)	3,064,234	3,185,754	3,143,060
Patents and licenses (Note 7)	528,476	438,677	452,384
Right of use asset (Note 8)	326,890	520,686	222,517
	$27,153,977	$11,636,728	$24,077,355

Liabilities

Current
Accounts payable and accrued liabilities (Note 9)	$1,791,222	$1,730,361	$1,725,708
Covid-19 government support loans (Note 25)	31,660	147,841	-
Lease liability (Note 8)	101,074	172,949	90,504
Convertible debentures (Note 10)	-	3,341,246	3,089,033
	1,923,956	5,392,397	4,905,245

Non-current covid-19 government support (Note 25)	-	70,310	-
Non-current lease liability (Note 8)	258,274	359,048	133,254
	2,182,230	5,821,755	5,038,499

Shareholders’ Equity

Share capital (Note 11(b))	147,729,846	114,586,260	112,144,172
Equity component of convertible debentures (Note 10)	-	565,121	627,511
Warrants and compensation options (Note 12)	5,328,455	5,557,002	8,525,358
Contributed surplus (Note 13)	46,954,333	44,407,679	38,799,337
Accumulated other comprehensive loss	(2,053,917)	(1,983,212)	(1,908,715)
Deficit	(172,986,970)	(157,317,877)	(139,148,807)
	24,971,747	5,814,973	19,038,856
	$27,153,977	$11,636,728	$24,077,355

Commitments and contingencies (Note 15)

On behalf of the Board of Directors

Director	Director

The accompanying notes are an integral part of these consolidated financial statements.	Page 5

POET TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Expressed in US Dollars)

For the Years Ended December 31,	2021	2020	2019

Revenue (Note 23)	$209,100	$-	$-

Operating expenses
Selling, marketing and administration (Note 20)	9,055,528	8,137,998	6,697,387
Research and development (Note 20)	8,165,128	6,634,317	2,083,815
Operating expenses	17,220,656	14,772,315	8,781,202

Operating loss before the following	(17,011,556)	(14,772,315)	(8,781,202)
Impairment of long lived assets (Note 22)	-	-	(1,764,459)
Interest expense (Notes 8 and 10)	(364,619)	(937,903)	(819,911)
Amortization of debt issuance costs (Note 10)	-	-	(372,340)
Other income, including interest	75,084	41,148	10,540
Forgiveness of Covid-19 government support loans (Note 25)	186,747	-	-
Gain on contribution of intellectual property to joint venture (Note 5)	2,587,500	-	-
Share of loss in joint venture (Note 5)	(1,142,249)	-	-
Credit loss on receivable from sale of discontinued operation (Note 3 and 21)	-	(2,500,000)	-
Net loss from continuing operations, before taxes	(15,669,093)	(18,169,070)	(11,727,372)
Income tax recovery (Note 24)	-	-	292,740
Net loss from continuing operations	(15,669,093)	(18,169,070)	(11,434,632)
Income (loss) from discontinued operations, net of taxes (Notes 21 and 24)	-	-	5,481,757
Net loss	(15,669,093)	(18,169,070)	(5,952,875)

Deficit, beginning of year	(157,317,877)	(139,148,807)	(133,195,932)

Net loss	(15,669,093)	(18,169,070)	(5,952,875)
Deficit, end of year	$(172,986,970)	$(157,317,877)	$(139,148,807)

Basic and diluted loss per share, continuing operations (Note 14)	$(0.45)	$(0.62)$	(0.40)
Basic and diluted income (loss) per share, discontinued operations (Note 14)	$-	$-	$0.19
Basic and diluted net loss per share (Note 14)	$(0.45)	$(0.62)$	(0.21)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Expressed in US Dollars)

For the Years Ended December 31,	2021	2020	2019

Net loss	$(15,669,093)	$(18,169,070)	$(5,952,875)

Other comprehensive (loss) income - net of income taxes
Items that may in the future be reclassfied to profit (loss):
Exchange differences on translating foreign operations, continuing operations	(70,705)	(74,497)	3,109
Exchange differences on translating foreign operations, discontinued operations	-	-	171,690
Comprehensive loss	$(15,739,798)	$(18,243,567)	$(5,778,076)

The accompanying notes are an integral part of these consolidated financial statements.	Page 6

POET TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Expressed in US Dollars)

For the Years Ended December 31,	2021	2020	2019
Share Capital
Beginning balance	$114,586,260	$112,144,172	$112,028,194
Funds from the exercise of stock options	3,124,392	794,808	60,028
Fair value of stock options exercised	2,699,042	768,356	55,950
Funds from the exercise of warrants and compensation warrants	12,994,358	293,642	-
Fair value of warrants and compensation warrants exercised	5,351,586	127,964	-
Conversion of convertible debentures	3,571,342	369,545	-
Fair value of warrants issued on conversion of convertible debentures	(1,229,305)	(146,858)
Exercise of warrants issued in conjunction with debt financing	-	221,620	-
Common shares issued to settle accounts payable	13,814	13,011	-
Funds from common shares issued on private placement	11,815,595	-	-
Share issue costs	(1,143,034)	-	-
Fair value of warrants issued on private placement	(3,766,007)	-	-
Fair value of broker warrant issued as share issue costs	(288,197)	-	-
December 31,	147,729,846	114,586,260	112,144,172

Equity Component of convertible debentures
Beginning balance	565,121	627,511	-
Fair value of equity component of convertible debentures	(565,121)	(62,390)	627,511
December 31,	-	565,121	627,511

Warrants and Compensation Options
Beginning balance	5,557,002	8,525,358	8,303,738
Fair value of warrants issued in conjunction with of debt financing	-	(221,620)	221,620
Fair value of warrants and compensation warrants exercised	(5,351,586)	(127,964)	-
Fair value of expired warrants and compensation options	(160,470)	(2,765,630)	-
Fair value of warrants issued on the exercise of convertible debentures	1,229,305	146,858
Fair value of warrants issued on private placement	3,766,007	-	-
Fair value of broker warrants issued as share issue costs	288,197	-	-
December 31,	5,328,455	5,557,002	8,525,358

Contributed Surplus
Beginning balance	44,407,679	38,799,337	36,042,754
Stock-based compensation	4,534,370	3,612,945	2,812,533
Fair value of stock options exercised	(2,699,042)	(768,356)	(55,950)
Fair value of expired warrants and compensation options	160,470	2,765,630	-
Fair value effect of conversion of convertible debentures	550,856	(1,877)	-
December 31,	46,954,333	44,407,679	38,799,337

Accumulated Other Comprehensive Loss
Beginning balance	(1,983,212)	(1,908,715)	(2,083,514)
Other comprehensive income (loss) attributable to common shareholders - translation adjustment	(70,705)	(74,497)	174,799
December 31,	(2,053,917)	(1,983,212)	(1,908,715)

Deficit
Beginning balance	(157,317,877)	(139,148,807)	(133,195,932)
Net loss	(15,669,093)	(18,169,070)	(5,952,875)
December 31,	(172,986,970)	(157,317,877)	(139,148,807)

Total Shareholders’ Equity	$24,971,747	$5,814,973	$19,038,856

The accompanying notes are an integral part of these consolidated financial statements.	Page 7

POET TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in US Dollars)

For the Years Ended December 31,	2021	2020	2019

CASH AND CASH EQUIVALENTS (USED IN) PROVIDED BY:
OPERATING ACTIVITIES
Net loss	$(15,669,093)	$(18,169,070)	$(5,952,875)
Discontinued operations, net of tax	-	-	(5,481,757)

Net loss, continuing operations	(15,669,093)	(18,169,070)	(11,434,632)
Adjustments for:
Depreciation of property and equipment (Note 6)	840,366	631,263	166,342
Amortization of patents and licenses (Note 7)	69,560	65,782	61,671
Amortization of right of use asset (Note 8)	190,596	116,057	15,683
Amortization of debt issuance cost (Note 10)	-	-	372,340
Impairment of long lived assets (Note 22)	-	-	1,764,459
Accretion of debt discount on convertible debentures and non-cash interest (Notes 8 and 10)	213,843	524,095	280,829
Stock-based compensation (Note 13)	4,534,370	3,612,945	2,888,141
Income tax recovery (Notes 24)	-	-	(292,740)
Non-cash settled operating costs (Notes 6 and 11)	13,814	910,738	-
Credit loss on receivable from the sale of discontinued operations (Note 3)	-	2,500,000	-
Gain on lease modification (Note 8)	-	(786)	-
Non-cash foreign exchange	-	161,000	-
Gain on contribution of intellectual property to joint venture (Note 5)	(2,587,500)	-	-
Share of loss in joint venture (Note 5)	1,142,249	-	-
Forgiveness of covid-19 government support loans (Note 25)	(186,747)	-	-

	(11,438,542)	(9,647,976)	(6,177,907)
Net change in non-cash working capital accounts:
Prepaid and other current assets	134,926	232,522	(685,667)
Accounts payable and accrued liabilities	70,323	(22,510)	420,457

Cash flows from operating activities, continuing operations	(11,233,293)	(9,437,964)	(6,443,117)
Cash flows from operating activities, discontinued operations	-	-	(2,951,104)
	(11,233,293)	(9,437,964)	(9,394,221)

INVESTING ACTIVITIES

Purchase of short-term investments (Note 2)	(6,366,828)	-	-
Proceeds from the sale of discontinued operations (Note 21)	-	15,500,000	-
Purchase of property and equipment (Note 6)	(771,523)	(1,521,788)	(445,678)
Purchase of patents and licenses (Note 7)	(159,359)	(52,075)	(77,037)

Cash flows from investing activities, continuing operations	(7,297,710)	13,926,137	(522,715)
Cash flow from investing activities, discontinued operations	-	-	5,908,623
	(7,297,710)	13,926,137	5,385,908

FINANCING ACTIVITIES

Issue of common shares for cash, net of issue costs (Note 11)	26,791,311	1,088,450	60,028
Payment of lease liability (Note 8)	(237,634)	(144,142)	(19,162)
Proceeds from covid-19 government support loans (Note 25)	-	218,151	-
Proceeds from convertible debentures, net of issue costs paid in cash (Note 10)	-	-	3,352,849
Proceeds from loan payable and promissory note (Note 10)	-	-	4,000,000
Repayment of loan payable and promissory note (Note 10)	-	-	(4,000,000)

Cash flows from financing activities, continuing operations	26,553,677	1,162,459	3,393,715
Cash flow from financing activities, discontinued operations	-	-	(258,460)

	26,553,677	1,162,459	3,135,255

Effect of exchange rate on cash, continuing operations	46,207	(205,867)	(252,671)
Effect of exchange rate on cash, discontinued operations	-	-	(14,010)

Effect of exchange rate on cash	46,207	(205,867)	(266,681)

Net change in cash and cash equivalents, continuing operations	8,068,881	5,444,765	(3,824,788)
Net change in cash and cash equivalents, discontinued operations	-	-	2,685,049
Cash and cash equivalents, beginning of year	6,872,894	1,428,129	2,567,868

Cash and cash equivalents, end of year	$14,941,775	$6,872,894	$1,428,129

The accompanying notes are an integral part of these consolidated financial statements.	Page 8

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

1.	DESCRIPTION OF BUSINESS

POET Technologies Inc. is incorporated in the Province of Ontario. POET Technologies Inc. and its subsidiaries (the “Company”) design and develop the POET Optical Interposer and Photonic Integrated Circuits for the data center and tele-communications markets. The Company’s head office is located at 120 Eglinton Avenue East, Suite 1107, Toronto, Ontario, Canada M4P 1E2. These audited consolidated financial statements of the Company were approved by the Board of Directors of the Company on April 26, 2022.

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

Cash and cash equivalents

Cash and cash equivalents consist of cash in current accounts of $4,216,911 (2020 - $722,894, 2019 - $1,278,129) and funds invested in US and Canadian Term Deposits of $10,724,864 (2020 - $6,150,000, 2019 - $150,000) earning interest at rates ranging from 0.20% - 0.25% and maturing in less than 90 days.

Cash and cash equivalents include restricted funds of nil (2020 - $184,569, 2019 - $93,800) which serves as a bank guarantee for the purchase of certain equipment. A bank guarantee was discharged in 2020 and a new bank guarantee was put in place. The new bank guarantee was discharged in 2021. The bank guarantee was reduced on a monthly basis by $14,197 (2020 - $14,197, 2019 - $10,424) which is the amount paid monthly in settlement of the outstanding balance on the equipment.

Short-term investments

The short-term investments of $6,366,828 consist of guaranteed investment certificates (GICs) held with one Canadian chartered bank and earn interest at rates ranging from 0.75 to 1.44%. The GICs have maturity dates between June 2022 and July 2022. Investments are carried at amortized cost.

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

An impairment loss is reversed if there is an indication that there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. The Company reported no impairment loss for the year ended December 31, 2021 (2020 - nil, 2019 - $714,000) (Note 22).

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

Based on the impairment tests, the value in-use of the CGU to which goodwill is applicable is less than the carrying amount. As a result goodwill of $1,050,459 was impaired in 2019. No provision for impairment of goodwill was made in 2021 or 2020 (Note 22).

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

Wage subsidies

Wages subsidies received from the Singaporean government are netted against R&D related wages and benefits on the consolidated statements of operations and deficit.

Government Grants

Loans received exclusively from governmental agencies to support the Company throughout the COVID-19 pandemic qualify to be forgiven if certain conditions are met. Forgiveness of COVID-19 related loans will be recognized as other income on the consolidated statements of operations and deficit.

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

In-Process Research and Development

Under IFRS, in-process research and development (“IPR&D”) acquired in a business combination that meets the definition of an intangible asset is capitalized with amortization commencing when the asset is ready for use (i.e., when development is complete). The Company acquired $714,000 of IPR&D when it acquired BB Photonics Inc. in 2016. During 2020, management observed indicators that suggested that IPR&D may be impaired. IPR&D acquired with BB Photonics was no longer useable with the novel POET Interposer platform. BB Photonics IPR&D would not generate sufficient cash flow to support its value in use. Management completed an impairment assessment of IPR&D and determined that the amount of $714,000 was impaired. An impairment loss of $714,000 was recorded in 2019. No impairment was recorded in 2021 or 2020 (Note 22).

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

Loss per share

Basic loss per share, net of taxes is calculated by dividing net loss by the weighted average number of common shares outstanding during the year. Diluted loss per share is calculated by dividing net loss by the weighted average number of common shares outstanding during the period after giving effect to potentially dilutive financial instruments. The dilutive effect of stock options and warrants is determined using the treasury stock method.

Joint Venture

A joint arrangement is an arrangement among two or more parties where the parties are bound by a contractual arrangement and the contractual arrangement gives the parties joint control of the arrangement. A joint venture is a form of joint arrangement where an entity is independently formed and the parties jointly have rights to the net assets of the arrangement and therefore account for their interests under the equity method.

Share Consolidation

On February 24, 2022, the Company filed Articles of Amendment to consolidate its common shares on a ten-for-one basis. For further clarity, for every ten (10) pre-consolidated common shares, shareholders received one (1) post-consolidated common share. On February 28, 2022 the Company’s common shares began trading on the TSX Venture Exchange on a post consolidation basis. The Company’s name and trading symbol remained unchanged. All references to share and per share amounts in these consolidated financial statements and accompanying notes to the consolidated financial statements have been retroactively restated to reflect the ten-for-one share consolidation.

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

The Company received payments of $1,500,000 and $1,000,000 on June 29, 2020 and July 3, 2020 respectively. After taking into consideration the length of time it had taken the Buyer to make the foregoing payments and the Company’s expectations regarding the likelihood of receiving an additional payment, the Company determined that it was in its best interest to accept partial payments as final payment on the Company’s receivable. As a result, the Company recognized a credit loss of $2,500,000 during the year ended December 31, 2020. Credit loss was nil in 2021 and 2019.

4.	PREPAIDS AND OTHER CURRENT ASSETS

The following table reflects the details of prepaids and other current assets at December 31:

	2021	2020	2019

Sales tax recoverable and other current assets	$141,568	$122,353	$81,265
Deposits on equipment	288,287	-	-
Prepaid expenses	50,668	496,364	750,000
	$480,523	$618,717	$831,265

Research and development credit, security deposits on leased properties and certain prepaid expenses were disposed of upon the sale of DenseLight on November 8, 2019.

5.	JOINT VENTURE

On October 20, 2020, the Company signed a Joint Venture Agreement (“JVA”) establishing a joint venture, Super Photonics Xiamen Co., Ltd (“SPX”) in Xiamen China, with Xiamen Sanan Integrated Circuit Co. Ltd. (“Sanan IC”) whose purpose is to design, develop, manufacture and sell 100G, 200G and 400G optical engines based on POET’s proprietary Optical Interposer platform technology. SPX was registered on March 12, 2021. SPX will be subsequently capitalized through a combination of committed cash, capital equipment and intellectual property from Sanan IC and intellectual property and know-how from the Company.

The Company’s contribution of intellectual property to SPX was independently valued at $22,500,000. During the period from March 12, 2021 to December 31, 2021, the Company recognized a gain of $2,587,500 related to its contribution of intellectual property to SPX in accordance with IAS 28. The Company only recognized a gain on the contribution of the intellectual property equivalent to the Sanan IC’s interest in SPX, the unrecognized gain of $19,912,500 will be applied against the investment and periodically realized as the Company’s ownership interest in SPX is reduced. As at December 31, 2021, Sanan IC’s and the Company’s ownership interests were 11.5% and 88.5% respectively.

SPX was determined to be a joint venture as both Sanan IC and POET exercise joint control over SPX. All relevant activity of SPX require unanimous consent.

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

5.	JOINT VENTURE (Contined)

The Company’s investment in joint venture during the year can be summarized as follows:

December 31, 2021

Investment	$22,500,000
Unrecognized gain on contribution of intellectual property	(19,912,500)
Share of loss in joint venture	(1,142,249)

Investment balance	$1,445,251

Summarized financial information of the joint venture is as follows:

December 31, 2021

Current assets	$2,287,252
Intangible assets	$22,500,000
Liabilities	$(44,683)
Owners Equity	$(24,742,569)

Net loss	$1,212,417

The Company recognizes its share of SPX’s profits or losses using the equity method. On a weighted average basis, the Company recognized 94.2% or $1,142,249 of the net operating loss of SPX for the period from March 12, 2021 to December 31, 2021. The Company’s current share of the operating loss is a result of the high value of the Company’s initial contribution. The Company’s share of the loss will reduce as Sanan IC periodically contributes cash and other assets to SPX.

6.	PROPERTY AND EQUIPMENT

	Equipment not ready for use	Leasehold improvements	Machinery and equipment	Office equipment	Total
Cost
Balance, January 1, 2019	$3,142,153	$667,342	$11,017,985	$621,441	$15,448,921
Additions	1,986,210	-	39,260	19,480	2,044,950
Impairment and disposals (1)	(4,388,762)	(667,342)	(8,198,519)	(555,688)	(13,810,311)
Effect of changes in foreign exchange rates	24,741	-	14,529	-	39,270

Balance, December 31, 2019	764,342	-	2,873,255	85,233	3,722,830
Additions	888,726	68,961	525,685	38,416	1,521,788
Reclassification	(519,366)	-	516,111	3,255	-
Disposals (2)	(897,727)	-	-	-	(897,727)
Effect of changes in foreign exchange rates	(8,828)	2,967	79,606	1,281	75,026

Balance,December 31, 2020	227,147	71,928	3,994,657	128,185	4,421,917
Additions, net of returns (3)	(128,575)	-	842,877	57,221	771,523
Reclassification	(96,334)	47,393	48,941	-	-
Effect of changes in foreign exchange rates	(2,238)	(2,206)	(56,455)	(2,137)	(63,036)

Balance, December 31, 2021	$-	$117,115	$4,830,020	$183,269	$5,130,404

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

6.	PROPERTY AND EQUIPMENT (Continued)

Accumulated Depreciation
Balance, January 1, 2019	-	350,497	5,411,757	387,154	6,149,408
Depreciation for the year	-	-	144,337	22,005	166,342
Impairment and disposals (1)	-	(350,497)	(5,044,288)	(341,195)	(5,735,980)

Balance, December 31, 2019	-	-	511,806	67,964	579,770
Depreciation for the year	-	10,332	609,803	11,128	631,263
Effect of changes in foreign exchange rates	-	445	24,405	280	25,130

Balance, December 31, 2020	-	10,777	1,146,014	79,372	1,236,163
Depreciation for the year	-	18,891	794,834	26,641	840,366
Effect of changes in foreign exchange rates	-	(142)	(10,122)	(95)	(10,359)

Balance, December 31, 2021	-	29,526	1,930,726	105,918	2,066,170

Carrying Amounts
At December 31, 2019	$764,342	$-	$2,361,449	$17,269	$3,143,060

At December 31, 2020	$227,147	$61,151	$2,848,643	$48,813	$3,185,754

At December 31, 2021	$-	$87,589	$2,899,294	$77,351	$3,064,234

(1)	On November 8, 2019, the Company disposed of property and equipment used in the operations DenseLight.

(2)	During 2020, the Company settled certain R&D expenses by transferring $897,727 worth of equipment to the supplier. The equipment was initially installed in the fabrication facility of the supplier who provided discounted R&D services to the Company. The equipment will be used by the supplier for volume production primarily for the benefit of the Company.

(3)	During the year, the Company returned $196,490 in equipment to a vendor. The equipment was not needed as the Company had alternatives. The equipment was returned without penalty to the Company.

7.	PATENTS AND LICENSES

Cost
Balance, January 1, 2019	$737,686
Additions	77,037
Disposals (1)	(29,696)

Balance, December 31, 2019	785,027
Additions	52,075

Balance, December 31, 2020	837,102
Additions	159,359

Balance, December 31, 2021	996,461

Accumulated Amortization
Balance, January 1, 2019	270,972
Amortization	61,671

Balance, December 31, 2019	332,643
Amortization	65,782

Balance, December 31, 2020	398,425
Amortization	69,560

Balance, December 31, 2021	467,985

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

7.	PATENTS AND LICENSES (Continued)

Carrying Amounts

At December 31, 2019	$452,384

At December 31, 2020	$438,677

At December 31, 2021	$528,476

(1)	On November 8, 2019, the Company disposed of certain patents unrelated to the Company’s technology on the sale of DenseLight.

8.	RIGHT OF USE ASSET AND LEASE LIABILITY

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

Right of use asset	Building

Cost
Balance, January 1, 2019	$-
Additions	1,127,534
Disposal (1)	(892,300)
Effect of changes in foreign exchange rates	2,966

Balance, December 31, 2019	238,200
Additions	465,068
Lease modification	(47,939)
Effect of changes in foreign exchange rates	(2,097)

Balance, December 31, 2020	653,232
Effect of changes in foreign exchange rates	(4,122)

Balance, December 31, 2021	$649,110

Accumulated Amortization
Balance, January 1, 2019	-
Amortization	15,683

Balance, December 31, 2019	15,683
Amortization	116,057
Effect of changes in foreign exchange rates	806

Balance, December 31, 2020	132,546
Amortization	190,596
Effect of changes in foreign exchange rates	(922)

Balance, December 31, 2021	322,220

Carrying Amounts
At December 31, 2019	$222,517

At December 31, 2020	$520,686

At December 31, 2021	$326,890

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

8.	RIGHT OF USE ASSET AND LEASE LIABILITY (Continued)

Lease liability

Balance, January 1, 2019	$-
Additions	1,127,534
Interest expense	4,705
Interest included in discontinued operations	74,494
Lease payments	(19,162)
Lease payments included in discontinued operations	(258,460)
Disposal (1)	(695,733)
Effect of changes in foreign exchange rates	(9,620)

Balance, December 31, 2019	223,758
Interest expense	44,655
Lease modification	(48,725)
Additions	452,385
Lease payments	(144,142)
Effect of changes in foreign exchange rates	4,066

Balance, December 31, 2020	531,997
Interest expense	67,675
Lease payments	(237,634)
Effect of changes in foreign exchange rates	(2,690)

Balance, December 31, 2021	$359,348

(1)	The Company disposed of $892,000 of right of use asset and $695,733 of lease liability on November 8, 2019 with the sale of DenseLight on November 8, 2019 (Note 21).

9.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities at December 31 was as follows:

	2021	2020	2019

Trade payables	$987,498	$1,603,284	$1,507,644
Payroll related liabilities	521,692	60,455	44,677
Accrued liabilities	282,032	66,622	173,387

	$1,791,222	$1,730,361	$1,725,708

10.	CONVERTIBLE DEBENTURES, LOAN PAYABLE AND PROMISSORY NOTE

On April 1, 2019 the Company announced that it arranged for certain financing required to bridge the Company up to the sale of its DenseLight subsidiary.

Convertible Debentures

In 2019, the Board of Directors approved the issuance of up to $10.5 million of unsecured convertible debentures (the “Convertible Debentures”) of the Company. The Convertible Debentures were sold in multiple tranches, on a brokered private placement basis through the Company’s financial advisors, IBK Capital. In 2019, the Company closed five tranches of the private placement of the Convertible Debentures that raised gross proceeds of $3,729,921 (CAD$4,988,292). The Convertible Debentures, bear interest at 12% per annum, compounded annually with 1% payable at the beginning of each month and mature two years from the date of issue. The Company paid $377,072 (CAD$499,462) in brokerage fees and other costs related to the closing of these five tranches.

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

10.	CONVERTIBLE DEBENTURES, LOAN PAYABLE AND PROMISSORY NOTE (Continued)

The Convertible Debentures were convertible at the option of the holders thereof into units at any time after October 31, 2019 at a conversion price of CAD$4.00 per unit for a total 1,245,750 units of the Company. Each unit will consist of one common share and one common share purchase warrant. Each common share purchase warrant will entitle the holder to purchase one common share of the Company at a price of CAD$5.00 per share for a period of four years from the date upon which the convertible debenture is issued. Upon completing the sale of DenseLight, holders of Convertible Debentures will have the right to cause the Company to repurchase the Convertible Debentures at face value, subject to certain restrictions. The Convertible Debentures are governed by a trust indenture between the Company and TSX Trust Company as trustee.

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

During 2021, holders of certain convertible debentures converted $3,571,342 (2020 - $369,545) worth of convertible debentures into 1,119,750 (2020 - 123,500) units of the Company. On September 19, 2021, $7,886 of convertible debentures matured and was repaid to the holder of the convertible debenture. As of December 31, 2021 all convertible debentures were either exercised or matured and repaid.

The following table reflects the details of convertible debentures at December 31, 2020:

Convertible Debentures	Loan	Equity Component	Accretion	Debt Component

Issued April 3, 2020 (net of issue costs)	$1,293,519	$(242,004)	$338,988	$1,390,503
Issued May 3, 2020 (net of issue costs)	806,893	(151,842)	218,159	873,210
Issued June 3, 2020 (net of issue costs)	496,995	(93,278)	117,481	521,198
Issued August 2, 2020 (net of issue costs)	290,365	(54,978)	62,683	298,070
Issued September 19, 2020 (net of issue costs)	122,965	(23,019)	22,905	122,851
Effect of foreign exchange rate changes	-	-	-	135,414

Balance December 31, 2020	$3,010,737	$(565,121)	$760,216	$3,341,246

The following table reflects the details of convertible debentures at December 31, 2019:

Convertible Debentures	Loan	Equity Component	Accretion	Debt Component

Issued April 3, 2020 (net of issue costs)	$1,293,519	$(242,004)	$128,240	$1,179,755
Issued May 3, 2020 (net of issue costs)	979,256	(183,317)	84,708	880,647
Issued June 3, 2020 (net of issue costs)	582,356	(109,017)	42,855	516,194
Issued August 2, 2020 (net of issue costs)	374,753	(70,154)	19,690	324,289
Issued September 19, 2020 (net of issue costs)	122,965	(23,019)	5,336	105,282
Effect of foreign exchange rate changes	-	-	-	82,866

Balance December 31, 2019	$3,352,849	$(627,511)	$280,829	$3,089,033

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

10.	CONVERTIBLE DEBENTURES, LOAN PAYABLE AND PROMISSORY NOTE (Continued)

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

In 2019, the Company paid $147,077 in costs related to the Bridge Loan. Additionally, the Company issued to Espresso Capital Ltd, warrants for the purchase of 328,950 common shares at a price of CAD$3.50 per share. The Warrants expire on April 18, 2020. The fair value of the warrants was estimated on the date of issue using the Black-Scholes option pricing model with the following assumptions: volatility of 78.91%, interest rate of 1.62% and an expected life of 1 year. The estimated fair value assigned to the warrants was $221,620. The total cost of $368,697 along with the foreign exchange impact of $3,543 was deferred and charged against the Bridge Loan and subsequently amortized over the life of the Bridge Loan. The Bridge loan was repaid on November 8, 2019.

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

11.	SHARE CAPITAL

(a)	AUTHORIZED

Unlimited number of common shares

One special voting share

(b)	COMMON SHARES ISSUED

	Number of
	Shares	Amount

Balance, January 1, 2019	28,808,230	112,028,194
Funds from the exercise of stock options	28,125	60,028
Fair value of stock options exercised	-	55,950

Balance, December 31, 2019	28,836,355	112,144,172
Funds from the exercise of stock options	330,284	794,808
Fair value of stock options exercised	-	768,356
Funds from the exercise of warrants	74,400	293,642
Fair value of exercised warrants (Notes 10 and 11)	-	127,964
Issued on the conversion of convertible debentures (Note 10)	123,500	369,545
Fair value of warrants issued on conversion of convertible debentures	-	(146,858)
Exercise of warrants issued in conjunction with debt financing	94,245	221,620
Shares issued to settle accounts payable	3,027	13,011

Balance, December 31, 2020	29,461,811	$114,586,260

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

11.	SHARE CAPITAL (Continued)

Funds from the exercise of stock options	1,001,519	3,124,392
Fair value of stock options exercised	-	2,699,042
Issued on the conversion of convertible debentures (Note 10)	1,119,750	3,571,342
Fair value of warrants issued upon conversion of convertible debentures	(1,229,305)	-

Funds from the exercise of warrants	3,144,750	12,994,358
Fair value of warrants exercised	-	5,351,586
Funds from Common shares issued on privale placement	1,764,720	11,815,595
Fair value of warrants issued on private placement	-	(3,766,007)
Share issue costs	-	(1,143,034)
Fair value of broker warrants issued as share issue costs	-	(288,197)
Shares issued to settle accounts payable	1,678	13,814
Balance, December 31, 2021	36,494,228	$147,729,846

During 2020, holders of certain convertible debentures converted $369,545 worth of convertible debentures into 123,500 units of the Company. Each unit consists of one common share and one common share purchase warrant. Each common share purchase warrant entitles the holder to purchase one common share of the Company at a price of $3.80 (CAD$5.00) per share for a period of four years from the date upon which the convertible debenture was issued.

The fair value of the share purchase warrants was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: dividend yield of 0%, risk-free interest rate of 1.32%, volatility of 76.55%, and estimated life of 2 years. The estimated fair value assigned to the warrants was $146,858.

During 2020, the Company engaged with a firm to assist with its shareholder communications strategy. The terms of the agreement require the Company to issue common shares at certain pre-determined dates in statisfaction of past services rendered. During 2020, the Company settled $13,011 in accounts payable related to past services rendered under this agreement by issuing 3,027 common shares at a price of $4.30 (CAD$5.60) per share to the firm.

On February 11, 2021, the Company completed a brokered private placement offering of 1,764,720 units at a price of $6.70 (CAD$8.50) per unit for gross proceeds of $11,815,595 (CAD$15,000,120). Each unit consists of one common share and one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at a price of $9.00 (CAD$11.50) per share until February 11, 2023. At any time after June 12, 2021, the Company reserves the right to accelerate the expiry of the warrants if the Company’s average stock price exceeds $18.10 (CAD$23.00) for a period of 10 consecutive trading days. The broker was paid a cash commission of $708,667 (CAD$900,007) equating to 6% of the gross proceeds and received 105,883 broker warrants. Each broker warrant is exercisable into one common share of the Company at a price of $6.70 (CAD$8.50) per broker warrant until February 11, 2023. The Company incurred additional share issuance costs of $434,367 directly related to the private placement and warrant exercises.

The fair value of the share purchase warrants and broker warrants was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: dividend yield of 0%, risk-free interest rate of 0.19%, volatility of 75.26%, and estimated life of 2 years. The estimated fair value assigned to the warrants and broker warrants was $3,766,007 and $288,197, respectively.

In 2020, the Company engaged with a firm to assist with its shareholder communications strategy. The terms of the agreement require the Company to issue common shares at certain pre-determined dates in statisfaction of past services rendered. During 2021, the Company settled $13,814 (2020 - $13,011) in accounts payable related to past services rendered under this agreement by issuing 1,678 (2020 - 3,027) common shares at a price of $8.20 (CAD$10.10) (2020 - $4.30 (CAD$5.60) per share to the firm.

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

12.	WARRANTS AND COMPENSATION OPTIONS

The following table reflects the continuity of warrants and compensation options:

	Historical Average Exercise Price	Number of Warrants/Compensation options	Historical Fair value

Balance, January 1, 2019	$4.40	4,625,029	$8,303,738
Fair value of warrants issued as cost of debt financing	2.70	328,950	221,620
Balance, December 31, 2019	4.30	4,953,979	8,525,358
Fair value of warrants issued on conversion of convertible debentures (Notes 10 and 11)	3.80	123,500	146,858
Fair value of expired compensation options issued to brokers	4.30	(150,544)	(479,204)
Fair value related to the exercise of warrants issued as cost of debt financing (1)	2.70	(328,950)	(221,620)
Fair value of expired warrants issued on public offering	5.80	(1,254,535)	(2,286,426)
Historical fair value assigned to warrants exercised	3.90	(74,400)	(127,964)
Balance, December 31, 2020	3.90	3,269,050	5,557,002
Fair value of warrant issued on private placement	9.00	1,764,720	3,766,007
Fair value of broker warrants issued on private placement	6.70	105,883	288,197
Fair value of warrants issued on conversion of convertible debentures (Notes 10)	3.80	1,119,750	1,229,305
Historical fair value assigned to warrants exercised	3.90	(3,144,750)	(5,351,586)
Fair value of expired warrants	3.90	(93,300)	(160,470)
Balance, December 31, 2021	$7.10	3,021,353	$5,328,455

(1)	These warrants had a cashless exercise feature. The warrant holder utilized the cashless exercise feature to exercise the warrants, which resulted in the Company issuing 94,245 common shares to the warrant holders.

13.	STOCK OPTIONS AND CONTRIBUTED SURPLUS

Stock Options

On October 7, 2021, shareholders of the Company approved amendments to the Company’s fixed 20% stock option plan (as amended, previously referred to as the “2020 plan”, now referred to as the “2021 Plan”). Under the 2021 Plan, the board of directors may grant options to acquire common shares of the Company to qualified directors, officers, employees and consultants. The 2021 Plan provides that the number of common shares issuable pursuant to options granted under the 2021 Plan and pursuant to other previously granted options is limited to 7,090,518 (the “Number Reserved”). Any subsequent increase in the Number Reserved must be approved by shareholders of the Company and cannot, at the time of the increase, exceed 20% of the number of issued and outstanding shares. The stock options vest in accordance with the policies determined by the Board of Directors from time to time consistent with the provisions of the 2021 Plan which grants discretion to the Board of Directors.

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

13.	STOCK OPTIONS AND CONTRIBUTED SURPLUS (Continued)

Stock option transactions and the number of stock options outstanding were as follows:

	Number of Options	Historical Weighted Average Exercise Price
Balance, January 1, 2019	4,446,373	$5.80
Expired/cancelled (1)	(870,781)	9.00
Exercised	(28,125)	2.20
Granted	1,778,567	2.70
Balance, December 31, 2019	5,326,034	4.30
Expired/cancelled	(828,794)	10.20
Exercised	(330,284)	2.40
Granted	947,493	3.60
Balance, December 31, 2020	5,114,449	3.30
Expired/cancelled	(166,438)	3.40
Exercised	(1,001,519)	3.00
Granted	1,013,125	8.50
Balance, December 31, 2021	4,959,617	$4.40

(1)	227,719 cancelled options related to staff employed at DenseLight

During the year ended December 31, 2021, the Company recorded stock-based compensation of $4,534,370 (2020 - $3,612,945, 2019 - $2,888,141) relating to stock options that vested during the year. The stock-based compensation applicable to employees of DenseLight in the amount of nil (2020 - nil, 2019 - $(75,608)) has been allocated to discontinued operations (see note 21).

The stock options granted were valued using the Black-Scholes option pricing model using the following assumptions:

	2021	2020	2019
Weighted average exercise price	$8.50	$3.60	$2.70
Weighted average risk-free interest rate	0.80% - 1.48%	0.52% - 1.52%	1.57%
Weighted average dividend yield	0%	0%	0%
Weighted average volatility	90.68%	94.77%	95.48%
Weighted average estimated life	10 years	10 years	10 years
Weighted average share price	$8.50	$3.60	$2.70
Share price on the various grant dates:	$6.20 - $9.50	$2.20 - $3.90	$2.40 - $2.80
Weighted average fair value	$7.50	$3.00	$2.40

The underlying expected volatility was determined by reference to the Company’s historical share price movements, its dividend policy and dividend yield and past experience relating to the expected life of granted stock options.

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

13.	STOCK OPTIONS AND CONTRIBUTED SURPLUS (Continued)

The weighted average remaining contractual life and weighted average exercise price of options outstanding and of options exercisable as at December 31, 2021 are as follows:

Options Outstanding			Options Exercisable
Exercise Range	Number Outstanding	Historical Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Number Exercisable	Historical Weighted Average Exercise Price
$1.10 - $2.50	749,313	$2.20	6.20	661,188	$2.20
$2.60 - $3.70	933,617	$2.60	7.38	546,304	$2.60
$3.80 - $9.20	3,276,687	$5.10	7.79	1,731,064	$3.90
	4,959,617	$4.40	7.45	2,938,556	$3.30

14.	LOSS PER SHARE

	2021	2020	2019
Numerator
Net loss from continuing operations	$(15,669,093)	$(18,169,070)	$(11,434,632)
Net income (loss) from discontinued operations	$-	$-	5,481,757
Net loss	$(15,669,093)	$(18,169,070)	$(5,952,875)
Denominator
Weighted average number of common shares outstanding	34,545,752	29,169,653	28,821,638
Weighted average number of common shares outstanding - diluted	34,545,752	29,169,653	28,821,638
Basic and diluted loss per share, continuing operations	$(0.45)	$(0.62)	$(0.40)
Basic and diluted income per share, discontinued operations	$-	$-	$0.19
Basic and diluted loss per share	$(0.45)	$(0.62)	$(0.21)

The effect of common share purchase options, warrants, compensation warrants and shares to be issued on the net loss in 2021, 2020 and 2019 is not reflected as they are anti-dilutive.

15.	COMMITMENTS AND CONTINGENCIES

The Company has operating leases on four facilities; head office located in Toronto, Canada, design and testing operations located in Allentown, Pennsylvania (formerly in San Jose, California) and operating facilities located in Singapore and China. The Company’s design and testing operations terminated a lease on January 31, 2020. A new lease was initiated on April 1, 2020 and expires on March 31, 2025. The lease on the Company’s operating facilities in Singapore was initiated on November 1, 2019 and expires April 30, 2022. The lease on the Company’s operating facilities in China was initiated in November 19, 2020 and expires on November 18, 2023. As at December 31, 2021, the Company’s head office was on a month to month lease term.

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

15.	COMMITMENTS AND CONTINGENCIES (Continued)

Remaining annual lease payments to the lease expiration dates are as follows:

2022	$182,787
2023 and beyond	258,274
$441,061

16.	RELATED PARTY TRANSACTIONS

Compensation to key management personnel were as follows:

	2021	2020	2019
Salaries	$1,782,297	$1,501,058	$1,251,277
Share-based payments (1)	2,077,333	2,144,930	2,135,579
Total	$3,859,630	$3,645,988	$3,386,856

(1)	Share-based payments are the fair value of options granted to key management personnel and expensed during the various years as calculated using the Black-Scholes model.

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

BB Photonics

BB Photonics developed photonic integrated components for the datacom and telecom markets utilizing embedded dielectric technology that enables the low-cost integration of active and passive devices into photonic integrated circuits. BB Photonics’ operation is currently dormant.

On a consolidated basis, the Company operates geographically in Singapore, China (collectively “Asia”), the United States and Canada. Geographical information is as follows:

2021
As of December 31,	Asia	US	Canada	Consolidated
Current assets	$537,647	$291,772	$20,959,707	$21,789,126
Investment in joint venture	1,445,251	-	-	1,445,251
Property and equipment	2,787,273	276,961	-	3,064,234
Patents and licenses	-	528,476	-	528,476
Right of use asset	150,134	176,756	-	326,890
Total Assets	$4,920,305	$1,273,965	$20,959,707	$27,153,977

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

17.	SEGMENT INFORMATION (Continued)

Year Ended December 31,	Asia	US	Canada	Consolidated
Revenue	$209,100	$-	$-	$209,100
Selling, marketing and administration	$(1,563,829)	$(5,460,915)	$(2,030,784)	$(9,055,528)
Research and development	(4,849,553)	(2,679,452)	(636,123)	(8,165,128)
Gain on contribution of intellectual property to joint venture	2,587,500	-	-	2,587,500
Interest expense	(35,043)	(32,632)	(296,944)	(364,619)
Forgiveness of Covid-19 government support loans	-	186,747	-	186,747
Other income, including interest	-	-	75,084	75,084
Share of loss in joint venture	(1,142,249)	-	-	(1,142,249)
Net loss	$(4,794,074)	$(7,986,252)	$(2,888,767)	$(15,669,093)

2020
As of December 31,	Asia	US	Canada	Consolidated
Current assets	$304,450	$69,874	$7,117,287	$7,491,611
Property and equipment	2,982,496	203,258	-	3,185,754
Patents and licenses	-	438,677	-	438,677
Right of use asset	289,542	231,144	-	520,686
Total Assets	$3,576,488	$942,953	$7,117,287	$11,636,728

The Year Ended December 31,	Asia	US	Canada	Consolidated
Selling, marketing and administration	$(1,182,054)	$(5,495,161)	$(1,460,783)	$(8,137,998)
Research and development	(3,269,873)	(1,447,729)	(1,916,715)	(6,634,317)
Interest expense	(20,181)	(24,474)	(893,248)	(937,903)
Credit loss on receivable from the sale of discontinued operation	-	-	(2,500,000)	(2,500,000)
Other income, including interest	-	-	41,148	41,148
Net loss	$(4,472,108)	$(6,967,364)	$(6,729,598)	$(18,169,070)

2019
As of December 31,	Asia	US	Canada	Consolidated
Current assets	$86,849	$22,523	$20,150,022	$20,259,394
Property and equipment	3,055,906	87,154	-	3,143,060
Patents and licenses	-	452,384	-	452,384
Right of use asset	222,517	-	-	222,517
Total Assets	$3,365,272	$562,061	$20,150,022	$24,077,355

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

17.	SEGMENT INFORMATION (Continued)

The Year Ended December 31,	Asia	US	Canada	Consolidated
Selling, marketing and administration	$(217,416)	$(5,126,260)	$(1,353,711)	$(6,697,387)
Research and development	(218,900)	(107,161)	(1,757,754)	(2,083,815)
Impairment of long lived assets	-	-	(1,764,459)	(1,764,459)
Interest expense	(4,705)	-	(815,206)	(819,911)
Amortization of debt issuance costs	-	-	(372,340)	(372,340)
Other income, including interest	-	-	10,540	10,540
Income tax recovery	-	292,740	-	292,740
Net loss from continuing operations	(441,021)	(4,940,681)	(6,052,930)	(11,434,632)
Income from discontinued operations, net of taxes	5,481,757	-	-	5,481,757
Net income (loss)	$5,040,736	$(4,940,681)	$(6,052,930)	$(5,952,875)

18.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company’s financial instruments consist of cash and cash equivalents, receivable from the sale of discontinued operation, short-term investments, convertible debentures, covid-19 government support loans and accounts payable and accrued liabilities. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest risk arising from these financial instruments. The Company estimates that carrying value of these instruments approximates fair value due to their short term nature.

The Company has classified financial assets and (liabilities) as follows at December 31:

	2021	2020	2019

Financial assets, measured at amortized cost:
Cash and cash equivalents	$14,941,775	$6,872,894	$1,428,129
Short-term investments	$6,366,828	$-	$-
Accounts receivable, measured at amortized cost:
Receivable from the sale of discontinued operations	$-	$-	$18,000,000
Other liabilities, measured at amortized cost:
Accounts payable and accrued liabilities	$(1,791,222)	$(1,730,361)	$(1,725,708)
Convertible debentures	$-	$(3,341,246)	$(3,089,033)
Covid-19 government support loans	$(31,660)	$(218,151)	$-

Exchange Rate Risk

The functional currency of each of the entities included in the accompanying consolidated financial statements is the local currency where the entity is domiciled. Functional currencies include the Chinese Yuan, US, Singapore and Canadian dollar. Most transactions within the entities are conducted in functional currencies. As such, none of the entities included in the consolidated financial statements engage in hedging activities. The Company is exposed to a foreign currency risk when its subsidiaries hold current assets or current liabilities in currencies other than its functional currency. A 10% change in foreign currencies held would increase or decrease other comprehensive loss by $1,000,422.

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

In the management of capital, the Company includes shareholders’ equity (excluding accumulated other comprehensive loss and deficit) and cash. The components of capital on December 31, 2021 were:

Cash and cash equivalents	$14,941,775
Shareholders’ equity	$200,012,634

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

The Company reviews its capital management approach on an ongoing basis.

20.	EXPENSES

Research and development costs can be analysed as follows:

	2021	2020	2019
Wages and benefits	$3,270,528	$1,586,900	$874,673
Subcontract fees	1,516,343	3,802,919	834,598
Stock-based compensation	1,769,951	567,859	237,311
Supplies	1,608,306	676,639	137,233

	$8,165,128	$6,634,317	$2,083,815

Selling, marketing and administration costs can be analysed as follows:

Stock-based compensation	$2,764,419	$3,045,086	$2,650,830
Wages and benefits	2,643,451	2,233,449	1,619,719
Professional fees	1,155,316	800,551	1,120,805
General expenses	1,304,690	1,188,712	813,951
Depreciation and amortization	1,100,522	813,103	243,674
Management and consulting fees	-	-	154,357
Rent and facility costs	87,130	57,097	94,051

	$9,055,528	$8,137,998	$6,697,387

21.	DISCONTINUED OPERATIONS

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

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

21.	DISCONTINUED OPERATION (Continued)

The Company received payments of $1,500,000 and $1,000,000 on June 29, 2020 and July 3, 2020 respectively. After taking into consideration the length of time it had taken the Buyer to make the foregoing payments and the Company’s expectations regarding the likelihood of receiving an additional payment, the Company determined that it was in its best interest to accept partial payments as final payment on the Company’s receivable. As a result, the Company recognized a credit loss of $2,500,000 during the year ended December 31, 2020 (nil - 2021 and 2019).

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

Revenue and expenses, and gains and losses relating to the discontinued operations were removed from the results of continuing operations and are shown as a single line item on the face of the consolidated statements of operations and deficit. The operating results of the discontinued operations can be analysed as follows:

Results of discontinued operations

	For the Year Ended December 31,		For the Period From January 1, 2019 to November 8,
	2021	2020	2019
Revenue	$-	$-	$4,426,355
Cost of revenue	-	-	1,201,373
Gross margin	-	-	3,224,982

Operating expenses
Research and development	-	-	5,677,222
Selling, marketing and administration	-	-	1,950,526
Interest expense	-	-	74,494
Impairment loss	-	-	-
Other income	-	-	(1,251,737)
Operating expenses	-	-	6,450,505
Loss from discontinued operations	-	-	(3,225,523)
Gain on sale of discontinued operations, net of taxes	-	-	8,707,280
Income tax recovery	-	-	-
Net income, net of taxes	$-	$-	$5,481,757

Disaggregated Revenues

The Company disaggregates revenue by timing of revenue recognition, that is, at a point in time and revenue over time. Disaggregated revenue is as follows:

	For the Year Ended December 31,		For the Period From January 1, 2019 to November 8,
	2021	2020	2019
Non-contract revenue (at a point in time)(1)	$-	$-	$2,092,426
Contract revenue (revenue over time)(2)	-	-	2,221,429
Contract revenue (at a point in time)(2)	-	-	112,500
	$-	$-	$4,426,355

(1)	Revenue from the sale of products.
(2)	Revenue from long-term projects or non-recurring engineering (NRE).

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

21.	DISCONTINUED OPERATION (Continued)

	Contract
	Receivables	Liabilities
Balance, January 1, 2019	60,000	-
Revenues recognized	2,333,929	(2,333,929)
Changes due to payment, fulfillment of performance obligations or other	(1,293,929)	2,333,929
Balance, November 8, 2019	$1,100,000	$-

Research and development costs included in discontinued operations can be analysed as follows:

	For the Year Ended December 31,		For the Period From January 1, 2019 to November 8,
	2021	2020	2019
Wages and benefits	$-	$-	$3,565,076
Supplies	-	-	1,412,572
Subcontract fees	-	-	728,457
Stock-based compensation	-	-	(28,883)
	$-	$-	$5,677,222

Selling, marketing and administration costs included in discontinued operations can be analysed as follows:

Wages and benefits	$-	$-	$887,860
Rent and facility costs	-	-	604,442
General expenses	-	-	458,465
Stock-based compensation	-	-	(46,725)
Professional fees	-	-	46,484
	$-	$-	$1,950,526

Cash flows from (used in) discontinued operations

	2021	2020	2019
CASH (USED IN) PROVIDED BY:
OPERATING ACTIVITIES
Net income (loss)	$-	$-	$5,481,757
Adjustments for:
Depreciation of property and equipment	-	-	-
Gain on sale of discontinued operations	-	-	(8,707,280)
Amortization of intangibles	-	-	-
Interest expense	-	-	74,494
Impairment loss	-	-	-
Stock-based compensation	-	-	(75,608)
Income tax recovery	-	-	-
Deferred rent	-	-	(1,825)
Expected credit loss	-	-	-
	-	-	(3,228,462)

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

21.	DISCONTINUED OPERATION (Continued)

Net change in non-cash working capital accounts: Accounts receivable	-	-	584,902
Prepaid and other current assets	-	-	497,259
Inventory	-	-	(334,425)
Accounts payable and accrued liabilities	-	-	(470,378)
Cash flows provided by (used in) operating activities	-	-	(2,951,104)

INVESTING ACTIVITIES
Proceeds from the sale of discontinued operations, net of cash given up (1)	-	-	7,519,126
Purchase of property and equipment (Note 6)	-	-	(1,599,272)
Purchase of patents and licenses (Note 7)	-	-	(11,231)
Cash flows from investing activities	-	-	5,908,623
FINANCING ACTIVITIES
Payment of lease liability (Note 8)	-	-	(258,460)
Cash flows from financing activities	-	-	(258,460)

EFFECT OF EXCHANGE RATE CHANGES ON CASH	-	-	(14,010)

NET CHANGE IN CASH	$-	$-	$2,685,049

Effect of Disposal on the Financial Position of the Group on November 8, 2019

Accounts receivable	$396,037
Prepaid and other current assets	2,303,014
Inventory	774,404
Property and equipment	8,424,638
Right of use asset	880,577
Patents	29,696
Goodwill and customer list	6,718,953
Trade payables	(1,312,053)
Lease Liability	(695,733)
Deferred tax liability	(707,687)
Net assets disposed	$16,811,846

(1) Consideration received in cash	$8,000,000
(1) Cash given up	(480,874)
Consideration receivable	18,000,000
Net inflows	$25,519,126

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

22.	GOODWILL, INTANGIBLE ASSET AND DEFERRED TAX LIABILITY

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

The continuity of goodwill is as follows:

	DenseLight	BB Photonics	Total
Balance January 1, 2019	$6,630,544	$1,050,459	$7,681,003
Impairment	-	(1,050,459)	(1,050,459)
Disposed on the sale of DenseLight	(6,630,544)	-	(6,630,544)
Balance, December 31, 2019, 2020 and 2021	$-	$-	$-

Deferred tax liability was created on the date of purchase for both DenseLight and BB Photonics. The following is a continuity of deferred tax liability.

	DenseLight	BB Photonics	Total
Balance, January 1, 2019	707,687	292,740	1,000,427
Tax effect of Impairment	-	(292,740)	(292,740)
Disposed on the sale of DenseLight	(707,687)	-	(707,687)
Balance, December 31, 2019, 2020 and 2021	$-	$-	$-

Included in the sale of DenseLight on November 8, 2019 was $6,630,544 of goodwill and $707,687 of deferred liability.

INTANGIBLE ASSETS

	Technology	Customer Relationships	Total
Balance, January 1, 2019	$714,000	$186,131	$900,131
Impairment	(714,000)	-	(714,000)
Disposals (1)	-	(186,131)	(186,131)
Balance, December 31, 2019, 2020 and 2021	-	-	-

Balance, January 1, 2019	-	97,722	97,722
Amortization for the year	-	-	-
Disposals (1)	-	(97,722)	(97,722)
Balance, December 31, 2019, 2020 and 2021	-	-	-

At December 31, 2019, 2020, 2021	$-	$-	$-

(1)	The Company disposed of its customer relationships intangible assets and related amortization on November 8, 2019 with the sale of DenseLight (Note 21).

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

23.	REVENUE

Disaggregated Revenues

The Company disaggregates revenue by timing of revenue recognition, that is, at a point in time and revenue over time. During the year ended December 31, 2021, the Company recognized $209,100 from non-recurring engineering services. The revenue was over time. All performance obligations were fulfilled and there were no contract assets or liabilities at December 31, 2021. The Company did not recognize revenue during the years ended December 31, 2020 and 2019.

24.	INCOME TAXES

The following table reconciles the expected income tax recovery at the Canadian statutory income tax rate of 26.5% for 2021 (2020 - 26.5%, 2019 - 26.5%) to the amounts recognized in operations.

For the Year Ended December 31,	2021	2020	2019

Net loss, continuing operations	$(15,669,093)	$(18,169,070)	$(11,727,372)
Net income, discontinued operations	-	-	5,481,757
Net loss before taxes	$(15,669,093)	$(18,169,070)	$(6,245,615)

Expected current income tax recovery	4,152,310	4,814,804	1,655,088
Deferred tax recovery	-	-	292,740
	4,152,310	4,814,804	1,947,828

For the Year Ended December 31,	2021	2020	2019

Adjustments to income tax recovery:

Amounts not deductible for tax purposes	$(1,201,600)	$(957,400)	$(1,212,900)
Other non-deductible items	(111,000)	(137,000)	(173,000)
Other deductible items	157,000	115,000	216,000
Non-taxable gain	383,000	-	2,307,000
Non-taxable loan forgiveness	49,000	-	-
Foreign tax differential	(508,000)	(221,000)	591,000
Non-recognizable permanent capital loss	-	-	(1,175,000)
Unusable foreign tax recoveries	-	-	(7,040,081)
Unrecognized tax recovered (losses)	(2,920,710)	(3,614,404)	4,831,893
Income tax recovery recognized	$-	$-	$292,740

The following table reflects future income tax assets at December 31:

	2021	2020	2019

Resource assets	$1,024,271	$1,024,271	$1,024,271
Gross unamortized share issue costs	1,114,604	325,600	385,000
Canadian non-capital losses	21,404,000	22,969,000	16,545,000
Canadian capital losses	5,565,125	4,432,532	4,432,500
US non-capital losses	86,073,000	78,829,000	75,060,000
Singapore non-capital losses	9,180,000	3,753,000	378,000
	124,361,000	111,333,403	97,824,771
Unrecognized deferred tax assets	(124,361,000)	(111,333,403)	(97,824,771)
Deferred income tax assets recognized	$-	$-	$-

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

25.	COVID-19 GOVERNMENT SUPPORT LOANS

In March 2020, the United States Congress passed the Paycheck Protection Program (“PPP”), authorizing loans to small businesses for use in paying employees that they continue to employ throughout the COVID-19 pandemic and for rent, utilities and interest on mortgages. Loans obtained through the PPP are eligible to be forgiven as long as the proceeds are used for qualifying purposes and certain other conditions are met. On May 3, 2020, the Company received a loan in the amount of $186,747 through the PPP. During the year, the Company received notice from the Small Business Administration of Washington, DC that the PPP loan was forgiven in full. The forgiven loan was reclassified to the consolidated statements of operations and deficit and recognized as income for the year ended December 31, 2021.

On April 9, 2020, the Canadian government launched the Canada Emergency Business Account (“CEBA”) which is intended to support businesses during COVID-19 by providing interest free financing of up to $31,660 (CA$40,000) until December 31, 2023. If 75% of the loan is repaid by December 31, 2023, the loan recipient will be eligible for a loan forgiveness of the remaining 25% of the amount loaned. On April 15, 2020, the Company received a loan in the amount of $31,660 through the CEBA. If the loan has not been repaid by December 31, 2023, the outstanding amount will be automatically extended for an additional two years at 5% interest per annum payable monthly and maturing on December 31, 2025. The Company expects to repay 75% of the amount borrowed prior to December 31, 2023.

26.	SUBSEQUENT EVENTS

On March 14, 2022 the Company's common shares began trading on the NASDAQ under the trading symbol “POET”.

Page 35