Form 20-F
period 2022-12-31
POET TECHNOLOGIES INC.
filed 2023-03-31
CIK 1437424

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

The number of outstanding shares of common stock, no par value, as of December 31, 2022 was 37,841,950

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

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes ☐ No

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b) ☐

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

This Annual Report (including the consolidated audited financial statements for the years ended December 31, 2022, 2021 and 2020 attached thereto, together with the auditors’ report thereon), and the exhibits thereto shall be deemed to be incorporated by reference as exhibits to the Registration Statement of the Company on Form F- 10, as amended (File No. 333-227873), and to be a part thereof from the date on which this report was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Business of POET Technologies Inc.

POET designs, develops, manufactures and sells integrated opto-electronic solutions for data communications, telecommunications and artificial intelligence markets. POET has developed and is marketing its proprietary POET Optical InterposerTM, a novel platform that allows the seamless integration of electronic and photonic devices onto a single chip using advanced wafer-level semiconductor manufacturing techniques. The semiconductor industry has adopted the term “Wafer-Level Chip-Scale Packaging” (or “WLCSP”) to describe similar approaches within the semiconductor industry. POET’s Optical Interposer eliminates costly components and labor-intensive assembly, alignment, and testing methods employed in conventional photonics. The cost-efficient integration scheme and scalability of the POET Optical Interposer brings value to devices or systems that integrate electronics and photonics, including high-growth areas of communications and computing, such as high-speed networking for cloud service providers and data centers, 5G networks, machine-to-machine communication, sometimes referred to as the “Internet of Things” (IoT), self-contained “edge” computing applications, such as accelerators for Artificial Intelligence – Machine Learning (AI-ML) systems and sensing applications, such as LIDAR systems for autonomous vehicles and point-of-use health care products.

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

SPX’S capitalization is a combination of committed cash, capital equipment and intellectual property from Sanan IC and intellectual property and know-how from POET, with a combined estimated value of approximately US$50M. Capitalization is on-going and has not yet been completed. POET’s contribution of certain intellectual property and know-how was valued by an independent appraiser at $22.5M. Sanan IC will contribute cash of approximately $25M for capital equipment and operating expenses, with the expectation that the eventual ownership of the JV will be approximately 52% Sanan IC and 48% POET. SPX is an independent company and is operated as a true joint venture, so its financial results are not consolidated into POET’s but are reported as a gain in the value of the contribution to the JV and a gain or loss in the Company’s percentage ownership of the JV.

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

SPX will assemble, test, package and sell 100G, 200G and 400G optical engines with customized lasers and photodiodes from Sanan IC and other suppliers combined with optical interposer platform technology from POET. Optical engines are primary components of optical transceivers that transmit data between switches and servers in data centers and between data centers and metro areas. With assembly and test operations built upon the non-linear, wafer-scale methods of the semiconductor industry, compared to the linear scale of conventional photonics assembly, SPX will be able to offer optical engines at dramatically lower cost and higher performance. Device volumes can scale rapidly with marginal investments in capital equipment and labor compared to conventional methods. This ability to manufacture optical engines at the large-scale volumes as needed, offer the opportunity for SPX and POET to penetrate rapidly the large markets for high-speed data communications applications, including internet data centers and 5G carrier networks.

Net loss for the twelve months ended December 31, 2022 was $21,036,690. The net loss included $10,746,743 incurred for research and development activities directly related to the development and commercialization of the POET Optical Interposer and POET Optical Engine products. Research and development included non-cash costs of $2,054,187 related to stock-based compensation. $9,516,271 was incurred for selling, marketing and administration expenses which included non-cash costs of $2,382,417 related to stock-based compensation and $1,173,743 related to depreciation and amortization.

The Company incurred $49,738 of interest expense which was entirely non-cash.

During the year ended December 31, 2022, the Company recognized its share of SPX’s losses using the equity method. The Company recognized approximately 83.7% or $3,211,993 of the net operating loss of SPX. The Company’s current share of the operating loss is a result of the high value of the Company’s initial contribution. The Company’s share of the loss will reduce as Sanan IC periodically contributes cash and other assets to SPX. Additionally, the Company recognized a gain of $1,746,987 related to its contribution of intellectual property to SPX in accordance with IAS 28. The Company only recognizes a gain on the contribution of the intellectual property equivalent to the Sanan IC’s interest in SPX, the unrecognized gain of $18,159,632 will be applied against the investment and periodically realized as the Company’s ownership interest in SPX is reduced.

The Company’s statement of financial position as of December 31, 2022 reflects assets with a book value of $15,390,453 compared to $27,153,977 as of December 31, 2021. Sixty two percent (62%) of the book value at December 31, 2022 was in current assets consisting primarily of cash and cash equivalents of $9,229,845 compared to eighty percent (80%) of the book value as of December 31, 2021, which consisted primarily of cash, cash equivalents and short-term investments of $21,308,603.

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

Our actual results, performance and achievements may differ materially from those expressed in, or implied by, the forward-looking statements and information in this Annual Report as a result of various risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of the Company, including without limitation:

○	we have a limited operating history;

○	our need for additional financing, which may not be available on acceptable terms or at all;

○	the possibility that we will not be able to compete in the highly competitive semiconductor market;

○	the risk that our objectives will not be met within the timelines we expect or at all;

○	research and development risks;

○	the risks associated with successfully protecting patents and trademarks and other intellectual property;

○	the need to control costs and the possibility of unanticipated expenses;

○	manufacturing and development risks;

○	the risk that the price of our common stock will be volatile;

○	the risk that geopolitical uncertainties may negatively impact our business venture in China;

○	the risk that shareholders’ interests will be diluted through future stock offerings, option and warrant exercises; and

○	other risks and uncertainties described in ITEM 3.D. “Risk Factors”.

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

A. Not Required.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Required.

ITEM 3. KEY INFORMATION

A.	[Reserved]

B.	Capitalization and Indebtedness

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

We have historically incurred losses and negative cash flows from operations since our inception. As of December 31, 2022, we had an accumulated deficit of $194,023,660.

As of December 31, 2022, we held $9,229,845 in cash and cash equivalents. We had working capital of $5,751,101.

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

We have some previous experience with managing development without an internal development resource under a similar “fab-light” strategy which was not successful, and there is no guarantee that our new approach to operating a company with our chosen strategy will be successful. Further, our strategy will be solely dependent on the future market acceptance and sale of Optical Interposer-based solutions, which in some cases are neither fully developed nor in qualification stages. Customers are in the initial stages of committing to a production product.

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

We have contributed a portion of our intellectual property and exclusive assembly and sales rights for certain key initial products to a joint venture company that we formed in China. Although we believe that the joint venture offers significant opportunities for growth that we might not otherwise have and solves several major known challenges, we also recognize that there are substantial risks and uncertainties associated with executing a major portion of our strategy through a joint venture, regardless of the intentions and capabilities of the parties involved.

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

Failure to comply with requirements to design, implement and maintain effective internal control over financial reporting could have a materially adverse impact on our financial reporting and our business. We are required to have our internal controls over financial reporting audited under Section 404(b) of the Sarbanes-Oxley Act.

Preparing our consolidated financial statements involves a number of complex manual and automated processes, which are dependent upon individual data input or review and require significant management judgment. One or more of these elements may result in errors that may not be detected and could result in a material misstatement of our consolidated financial statements. The Sarbanes-Oxley Act in the U.S. requires, among other things, that as a publicly traded company we disclose whether our internal control over financial reporting and disclosure controls and procedures are effective. Until December 31, 2021 we qualified as an “emerging growth company” under the JOBS Act, and, as a result, were exempted from certain SEC reporting requirements, including those requiring registrants to include an auditor’s report regarding the Company’s internal controls as part of such registrant’s periodic reports. Our “emerging growth company” status expired on December 31, 2021. The report of our auditors regarding the effectiveness of our internal controls over disclosure and financial reporting as of December 31, 2022 is attached as an exhibit to this annual report.

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

If there is a change in conditions, or the degree of compliance with policies or procedure deteriorates, internal review of our internal control over financial reporting or the subsequent testing by our independent registered public accounting firm may reveal deficiencies in our internal control over financial reporting that are deemed material weaknesses. If this occurs, our consolidated financial statements or disclosures may contain material misstatements and we could be required to restate our financial results. Additionally, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting or our independent registered public accounting firm may not in future issue an unqualified opinion, each of which could lead to investors losing confidence in our reported financial information, which could have a material adverse effect on the trading price of our common stock, and we may be unable to maintain compliance with applicable stock exchange listing requirements.

Our ability to use our net operating losses and certain other tax attributes may be limited.

As of December 31, 2022, we had accumulated net operating losses (“NOLs”), of approximately $135 million. Varying jurisdictional tax codes have restrictions on the use of NOLs, if a corporation undergoes an “ownership change,” the Company’s ability to use its pre-change NOLs, R&D credits and other pre-change tax attributes to offset its post-change income may be limited. An ownership change is generally defined as a greater than 50% change in equity ownership. Based upon an analysis of our equity ownership, we do not believe that we have experienced such ownership changes and therefore our annual utilization of our NOLs is not limited. However, should we experience additional ownership changes, our NOL carry forwards may be limited.

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

Risks Related to Our Common Stock

In order to qualify for listing on the Nasdaq, we consolidated our common shares on a 10-for-1 basis, thereby reducing the total number of our common shares which are outstanding on a post-consolidation basis. We cannot guarantee that the reduction in the number of our outstanding common shares as a result of the consolidation will not adversely affect the liquidity of our common shares or decrease the overall value of the Company in the future.

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

As of March 22, 2023, our 52-week high and low closing market prices for our common stock on the TSXV were CA$13.65 and CA$3.26. In the past, following periods of volatility in the market price of a company’s securities, securities class-action litigation has often been brought against that company. We may become involved in this type of litigation in the future. Litigation of this type may be expensive to defend and may divert our management’s attention and resources from the operation of our business

The listing of our common shares on multiple exchanges may adversely affect the liquidity and value of our common shares.

Currently, our common shares are traded on the TSXV and the Nasdaq. We cannot predict the effect of listing our common shares on multiple exchanges on the market price of our common shares, and listing on multiple exchanges may dilute the liquidity of these securities in one or more markets.

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

Sales of a substantial number of shares of common stock, or the perception that sales could occur, could adversely affect the market price of our common stock. Additionally, as of March 22, 2023, there were outstanding options to purchase up to 6,730,450 shares of our common stock. As of March 22, 2023, there were outstanding warrants to purchase 1,638,250 shares of our stock. The holders of these options and warrants have an opportunity to profit from a rise in the market price of our common stock with a resulting dilution in the interests of the other shareholders. The existence of these options and warrants may adversely affect the terms on which we may be able to obtain additional financing. The weighted average exercise price of issued and outstanding options is CAD$4.94, the weighted average exercise price of warrants is CAD$4.98, which compares to the CAD$5.43 market price at closing on March 22, 2023. If all of these securities were exercised, an additional 8,368,700 common shares would become issued and outstanding. This represents an increase of 21.50% in the number of shares issued and outstanding and would result in significant dilution to current shareholders

The rights of our shareholders may differ from the rights typically afforded to shareholders of a U.S. corporation.

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

Neither Canadian law nor our Articles or By-laws limit the right of a non-resident to hold or vote common shares of the Company, other than as provided in the Investment Canada Act (the “Investment Act”), as amended by the World Trade Organization Agreement Implementation Act (the “WTOA Act”). The Investment Act generally prohibits implementation of a direct reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a “Canadian,” as defined in the Investment Act (a “non-Canadian”), unless, after review, the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in the common shares of the Company by a non-Canadian (other than a “WTO Investor,” as defined below) would be reviewable under the Investment Act if it were an investment to acquire direct control of the Company, and the value of the assets of the Company were CA$5.0 million or more (provided that immediately prior to the implementation of the investment the Company was not controlled by WTO Investors). An investment in common shares of the Company by a WTO Investor (or by a non- Canadian other than a WTO Investor if, immediately prior to the implementation of the investment the Company was controlled by WTO Investors) would be reviewable under the Investment Act if it were an investment to acquire direct control of the Company and the value of the assets of the Company equaled or exceeded certain threshold amounts determined on an annual basis. The threshold for a pre-closing net benefit review depends on whether the purchaser is: (a) controlled by a person or entity from a member of the WTO; (b) a state-owned enterprise (SOE); or (c) from a country considered a “Trade Agreement Investor” under the Investment Act. A different threshold also applies if the Canadian business carries on a cultural business. The 2023 threshold for WTO investors that are SOEs will be CA$512 million based on the book value of the Canadian business’ assets, up from CA$454 million in 2022. The 2023 thresholds for review for direct acquisitions of control of Canadian businesses by private sector investor WTO investors is $1.287 billion and private sector trade- agreement investors is $1.931 billion and are both based on the “enterprise value” of the Canadian business being acquired.

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

As a “foreign private issuer,” as defined under the U.S. securities laws, we are exempt from certain sections of the Exchange Act. In particular, we are exempt from Section 14 proxy rules that are applicable to domestic U.S. issuers. The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K has typically been more limited than the submissions required of U.S. issuers and results in shareholders having less complete and timely data, including, among others, with respect to disclosure of: (i) personal and corporate relationships and age of directors and officers; (ii) material legal proceedings involving the Company, affiliates of the Company, and directors, officers promoters and control persons; (iii) the identity of principal shareholders and certain significant employees; (iv) related party transactions; (v) audit fees and change of auditors; (vi) voting policies and procedures; (vii) executive compensation; and(viii) composition of the Compensation Committee. In addition, due to the Company’s status as a foreign private issuer, the officers, directors and principal shareholders of the Company are exempt from the short-swing insider disclosure and profit recovery provisions of Section 16 of the Exchange Act. The foregoing exemption results in shareholders having less data in this regard than is available with respect to U.S. issuers.

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

We are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2023. In order to maintain our current status as a foreign private issuer, either (a) a majority of our common shares must be either directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of our executive officers or directors cannot be U.S. citizens or residents, (ii) more than 50 percent of our assets must be located outside the United States and (iii) our business must be administered principally outside the United States. If we lose our status as a foreign private issuer, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, including the requirement to prepare our financial statements in accordance with U.S. generally accepted accounting principles, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. If we lose foreign private issuer status and are unable to comply with the reporting requirements applicable to a U.S. domestic issuer by the applicable deadlines, we would not be in compliance with applicable SEC rules or the rules of the Nasdaq, which could cause investors could lose confidence in our public reports and could have a material adverse effect on the trading price of our common shares.

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

ODIS Inc. (“ODIS”)

ODIS is a wholly owned subsidiary of OPEL Solar, Inc. and is the designer of the POET Optical Interposer platform, and developer of optical engines based on the POET Optical Interposer platform.

BB Photonics Inc.

BB Photonics developed photonic integrated components for the datacom and telecom markets utilizing embedded dielectric technology that enabled the partial integration of active and passive devices into photonic integrated circuits. BB Photonics’ operation is currently dormant.

POET Technologies Pte Ltd. (“PTS”)

PTS is a wholly owned subsidiary of POET Technologies Inc. Situated in Singapore, PTS designs and tests variations of the POET Optical Interposer for specific applications. PTS also develops the assembly and test methodologies for the production of optical engines designed by ODIS.

POET Optoelectronics Shenzhen Co., Ltd (“POET SZ”)

POET SZ is a wholly owned subsidiary of PTS. Situated in Shenzhen, China, PTSZ validates optical engine designs produced by ODIS and works with customers to incorporate optical engine designs into modules..

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

The Company operates geographically in the United States, Canada, Singapore and China.

Capital Expenditures

Our capital expenditures for the last three years, which principally consist of purchases of research and development equipment and instrumentation and patents are as follows:

Period	Capital Expenditure	Purpose
Fiscal 2022	$3,074,037	Instruments, equipment and patents
Fiscal 2021	$930,882	Instruments, equipment and patents
Fiscal 2020	$1,573,863	Instruments, equipment and patents

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

Corporate Overview

Overview

The Company is incorporated under the laws of the Province of Ontario. The Company’s shares trade under the symbol “POET” on the Nasdaq in the U.S and under the symbol “PTK” on the TSX Venture Exchange in Canada.

POET Technologies is a design and development company offering photonic integrated packaging solutions based on the POET Optical Interposer™, a novel platform that allows the seamless integration of electronic and photonic devices onto a single chip using advanced wafer-level semiconductor manufacturing techniques. The semiconductor industry has adopted the term “Wafer-Level Chip-Scale Packaging” (or “WLCSP”) to describe similar approaches within the semiconductor industry. POET’s Optical Interposer eliminates costly components and labor-intensive assembly, alignment, and testing methods employed in conventional photonics. We believe the cost-efficient integration scheme and scalability of the POET Optical Interposer brings value to devices or systems that integrate electronics and photonics, including high-growth areas of communications and computing, such as high-speed networking for cloud service providers and data centers, 5G networks, machine-to-machine communication, sometimes referred to as the “Internet of Things” (IoT), self-contained “Edge” computing applications, such as accelerators for Artificial Intelligence – Machine Learning (AI-ML) systems and sensing applications, such as LIDAR systems for autonomous vehicles and point-of-use health care products.

POET targeted as the first application of the Optical Interposer the development of optical engines for optical transceivers used in internet-based data centers. Optical Engines include all the passive and active components related to the production, manipulation, and detection of light within an Optical Transceiver. Optical Transceivers plug into switches and servers within the data center and allow these network devices to send and receive data over fiber-optic cables. We chose this market because it is large in size, has established standards for device performance, and the unit volumes of devices shipped annually are exceptionally high. It is a market in which our advantages of cost, power consumption and ability to scale rapidly allow us to be competitive with other suppliers.

The second market targeted by POET is the “remote light source” market, comprised of two segments: a) Artificial Intelligence – Machine Learning (AI-ML) accelerator chips; and b) data centers for replacement of lasers powering transceivers. Light-based AI-ML accelerator chips are a nascent market, but one that may exceed the size of the optical transceiver market within a few years. Each AI-ML device needs its own light source with multiple wavelengths, separated or combined, to power the optics. Within datacenters, as transceiver speeds have increased, lasers have required increasing amounts of power to transmit data effectively. Lasers generate more heat at higher power resulting in more frequent laser failures. Data center operators have begun to use “remote light sources” to make the retrofit of lasers in transceiver modules easier to accomplish in the field. In both the AI-ML and remote light source segments, cost and ability to scale to high volumes are vital. We believe that packaged light sources based on the POET Optical Interposer can meet industry need much more readily than conventional optics.

Research & Development

Beginning in 2017, POET began designing lasers for data communications applications and directed DenseLight Semiconductors, Pte. Ltd., a former subsidiary of the Company, to build such lasers to be compatible with the Optical Interposer platform. In 2019, the Company decided to adopt a “fab light” strategy, common among semiconductor companies, and divested its fabrication operations through the sale of DenseLight in November of that year. From 2018 - 2020, virtually all the R&D spending in the Company was dedicated to design &development of the Optical Interposer as a versatile platform technology, replete with features that enhance its utility across a variety of application spaces.

During In the second half of 2021, the Company transitioned to product development by investing more than $2 million in the design & development of 100G and 200G optical engines in several configurations, including customized designs for specific customers and applications. Samples of these optical engines were made available and delivered to customers in 2022. In addition to its 100G and 200G optical engine product developments, the Company invested approximately $10 million in design, development and engineering programs related to its 400G and 800G optical engine products, packaged light sources, co-packaged optics designs and fabrication techniques. The Company is expected to invest an additional $10 million in 2023 in ongoing development of these products.

Target Markets

Data Center Market

To support the substantial increase in bandwidth consumption, internet data center operators are increasing the scale of their internet data centers and deploying infrastructure capable of higher data transmission rates. At the present time, much of the industry is moving from 100G to 400G and higher. In recent years, several leading internet companies have adopted more open data center architectures and consequently, these companies are more willing to work with non-traditional equipment and optical device vendors. As transceiver speeds have increased the cost and complexity of assembling optical modules has also increased, with few module makers having the ability to achieve economies of scale with conventional, non-semiconductor-based approaches. This market also includes co-packaged optics (CPO), which merge switch ASICs with photonics in the same package. We believe that products incorporating the Company’s unique technology will enable POET to capture a significant share of this large market, especially at the cutting edge of higher speeds, particularly as data centers transition from 400G to 800G and beyond.

LightCounting1 estimates the value of the total shipments of ethernet transceivers at all speeds at approximately $5.7B in 2023, growing to $9.4B in 2027.

1LightCounting “Ethernet Transceivers Forecast” September 2022.

AI-ML and Remote Light Source Markets

In the AI-ML accelerator market, there are numerous established companies and start-ups addressing the need to lower power consumption of the electronic processors (GPUs), while increasing the speed for highly sought-after artificial intelligence software applications. To achieve lower power, several device makers are beginning to utilize light, instead of electrons to either perform certain computations, or to manage data traveling in and out of the chips. Using light offers significant advantages of speed and lower heat generation than comparable electronic-only GPUs. The AI-ML chip markets are already larger than the transceiver market and are growing at much higher rates.

In Q3 2022, PitchBook2 estimated the total market for AI chips to be approximately $23B growing to almost $55B by 2025. In an earlier report on the same subject, Pitchbook acknowledged the long-term potential for deployment of photonic processors as replacements for GPUs in data centers, but did not estimate the current or future market size for such chips. Celestial AI, a customer of POET, reported in its announcement of its Series A funding in February 2022 that its accelerator products serve an addressable market that is projected by Omdia to exceed $70B in 20253. POET estimates that light source components of the AI-ML chip market will range between 1% and 5% of the light-based portion of the AI chip market.

Other Potential Photonics Markets

Other markets for POET’s integrated photonics solutions include 5G interconnect markets, such as PON and GPON, edge computing for machine-to-machine communications, and selected sensing markets, including LIDAR, Optical Coherence Tomography for medical devices, and certain consumer products, such as virtual reality systems.

Manufacturing

To address the challenge of producing devices in the large quantities that are needed by customers in the high-volume data communications industry, POET entered into an agreement in late 2020 with Xiamen Sanan Integrated Circuit Co. Ltd. (“Sanan IC”), a subsidiary of Sanan Optoelectronics Xiamen Co. Ltd. to form a joint venture to assemble, test and sell POET-designed optical engines in high volumes. Sanan is the world’s largest manufacturer of compound semiconductor devices, producing over 25 million eight-inch wafers per year across a variety of substrate types and applications. The objective of the joint venture company, which is named “Super Photonics Xiamen” (“SPX”) is to assemble, test and sell optical engines based on the POET Optical Interposer, along with devices procured from various suppliers, including Sanan IC, into finished products. Optical engines for 100G and 200G applications will be sold exclusively world-wide by SPX. 400G optical engines will be sold by SPX in the China territory while the Company will sell 400G optical engines to customers in the United States, Europe and elsewhere outside the China territory. Volume production of optical engines and packaged light sources designed for specific customers is expected to begin in 2023, with high volumes expected to ramp later in the year and into 2024.

Our Strategy

Our vision for the Company is to become a global leader in chip-scale photonic solutions by deploying products based on our Optical Interposer technology and optical engine designs over a broad range of vertical market applications. Our Mission for the Company is to establish an industry leadership position based on the full “semiconductorization” of the photonics industry, producing validated, disruptive, IP protected products globally.

2 PitchBook Data Inc., “Emerging Tech Research” and “Q1 and Q3 2022 Artificial Intelligence & Machine Learning Reports”, Brendan Burke, Senior Analyst.

3 “Celestial AI Raises $56 Million Series A to Disrupt the Artificial Intelligence Chipset Industry with Novel Photonic-Electronic Technology Platform”, February 4, 2022, Businesswire.

We recently refined our strategy to reflect our current thinking about how best to achieve our vision and mission for the Company:

●	Support Super Photonics Xiamen (SPX), a joint venture between POET and Sanan IC, as an independent company to drive growth in optical transceivers and deliver maximum cash flow to partners. POET’s designs for Optical Engines are assembled by SPX into samples that customers can test and are designed-in to modules supplied to end-users, such as network equipment companies and data center operators. POET’s shortest path to commercial success and its ability to generate profits over the longer term are directly influenced by the level of support that it can provide to the joint venture. Delivery of samples and subsequent sales of Optical Engines to customers in China, where virtually all optical transceiver module manufacturers are located, demonstrate the technological viability and market acceptance of POET’s designs. Sales and production by SPX further demonstrate an ability to rapidly scale volumes to meet customer demand. As SPX builds a revenue base it becomes an asset for generating cash in the form of dividends. Prior to a future planned exit on the Shanghai Exchange, opportunities to sell a portion of POET’s equity interest in SPX is also a possibility.

●	Engage with industry leaders and incumbents. We will continue to promote the potential of the Optical Interposer and POET-designed Optical Engines to solve critical challenges with current approaches to data transfer in data center and telecom applications, both in pluggable transceivers and co-packaged optics. We believe that the size, performance and design flexibility of POET’s chiplet approach to integration is an enabling technology that will allow POET to enter markets where relatively few competitors will have the requisite technology to succeed.

●	Transition to making Optical Transceiver Modules for direct sales to end-users. In addition to adding features to the Optical Interposer, we have added essential electronic components, such as Trans Impedance Amplifiers (TIAs) and laser drivers to the interposer platform, which improves performance and lowers the cost of module assembly. We intend to add the necessary capabilities for design and development optical transceiver modules to our existent capabilities in Optical Interposer and Optical Engine design. Being most familiar with the unique capabilities of our technology, we believe that we are in a position to rapidly extend our expertise to complete optical modules. Doing so has the advantage of avoiding a lengthy sales and qualification cycle (i.e., selling to module makers who then sell to end users) and being able to sell directly to end users, showcasing our own branded products to network equipment suppliers and data center operators.

●	Establish additional fabrication and sales operations for advanced, high-speed transceiver modules and packaged light sources. Internally, we refer to this our “China plus One” strategy, which is only partially dictated by the current international political climate. We are planning to develop our advanced products as modules and packaged products that we will sell directly to end-users. This which will require additional fabrication, assembly, marketing and sales operations. In addition, we expect that as we approach other vertical market applications outside of optical transceivers and packaged light sources, our strategy may include the formation additional partnerships in those market segments in order to develop appropriate strategies for the fabrication of devices whose functions will be materially different from those of transceivers and with correspondingly different distribution and sales. The form of such partnerships may also be different than what was established for transceivers.

●	Pursue complementary strategic alliance or acquisition opportunities for inorganic growth. We intend to evaluate and selectively pursue strategic alliances or acquisition opportunities for growth and vertical integration that we believe will accelerate our penetration of specific applications or vertical markets with our technology or products.

●	Explore technology licensing opportunities for growth in non-target sectors. It is not possible for the Company to pursue all potential applications for the POET Optical Interposer. We will carefully consider opportunities to license our technology to others when and if appropriate.

Our Products

POET Optical Engine Products currently include the following:

• 100G LR4 Tx and Rx

• 200G FR4 Tx and Rx

• 400G FR4 Rx

• 400G/800G FR4 Rx with integrated TIA

• 400G/800G FR4 Tx with integrated Driver

• 1.6T 4xFR4 Rx with integrated TIA

• LightBar: C-Band External Light Source

• LightBar: O-Band External Light Source

Several other Optical Engines are currently under development, including those capable of 200G per channel in both transmit and receive.

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

Intellectual Property

We have 74 issued patents and 17 patent applications pending, including three provisional patent applications. Of the 74 issued patents, 26 are directly related to the Optical Interposer and include fundamental design and process patents. All 17 applications pending are Optical Interposer-related. Multiple additional applications are in various stages of preparation. The patents cover device structures, underlying technology related to the Optical Interposer, applications of the technology, and fabrication processes. We intend to continue to apply for additional patents in the future. We believe these patents provide a significant barrier to entry against competition along with company trade secrets and know-how. Currently, we are working on the design of integrated devices, manufacturing processes, assembly and packaging processes, and products for data communication applications in the data center market.

Geographic Distribution of Revenue

Revenue and geographic markets in 2022, 2021 and 2020 were approximately as follows:

Region	2022	2021	2020
Asia – Pacific	$-	$-	$-
Europe	$64,700	$-	$-
North & South America	$488,048	$209,100	$-

C.	Organizational Structure

The following graphically displays the organizational structure of the Company:

(1)	There are 28,374,000 Class A Common Shares of OPEL Solar, Inc. issued and outstanding, all of which are held by the Company. There are no other outstanding securities of OPEL Solar, Inc. other than the Class A Common Shares.

(2)	There are 5 Common Shares of ODIS Inc. issued and outstanding, held by OPEL Solar, Inc.

(3)	There is 1 Ordinary share of POET Technologies Pte Ltd. issued and outstanding, held by POET Technologies Inc.

(4)	There are 1,000,000 Preferred Shares and 1,050,100 Common shares of BB Photonics Inc. issued and outstanding, all of which are held by the Company. There are no other outstanding securities of BB Photonics Inc.

(5)	POET Optoelectronics Co, Ltd. is a wholly owned subsidiary of POET Technologies Pte. Ltd with a registered capital of RMB1,168,833.
(5)	Super Photonics Xiamen Co., Ltd is joint venture located in Xiamen, China. The Company currently has an 80.7% interest in the joint venture with Sanan Integrated Circuit Co., Ltd, the other joint venturer, holding the remaining 19.3% interest in the joint venture.

D.	Property, Plants and Equipment

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

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not Required.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with the audited consolidated financial statements of the Company and the related notes for the years ended December 31, 2022, 2021 and 2020 and the accompanying notes thereto included elsewhere in this Annual Report. This discussion contains forward-looking statements that involve risks and uncertainties. See “Forward-Looking Statements” on page 1 of this Annual Report. Actual results could differ materially from those anticipated by forward-looking information due to factors discussed under “ITEM 3.D. Risk Factors” and “ITEM 4.B. Business Overview.”

A.	Operating Results

The information in this section should be read in conjunction with our audited consolidated financial statements for the years ended December 31, 2022, 2021 and 2020 and related notes and the information contained elsewhere in this report.

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

The Company’s financial instruments consist of cash and cash equivalents, short-term investments, covid-19 government support loans, contract liabilities and accounts payable and accrued liabilities. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest risk arising from these financial instruments. The Company estimates that carrying value of these instruments approximates fair value due to their short-term nature.

The following table outlines the classification of financial instruments under IFRS 9:

Financial Assets
Cash and cash equivalents	Amortized cost
Short-term investments	Amortized cost
Accounts receivable	Amortized cost

Financial Liabilities
Accounts payable and accrued liabilities	Amortized cost
Convertible debentures	Amortized cost
Covid-19 government support loans	Amortized cost
Contract liabilities	Amortized cost

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

Cash and cash equivalents

Cash and cash equivalents consist of cash in current accounts of $1,981,765 (2021 - $4,216,911, 2020 - $722,894) and funds invested in US and Canadian Term Deposits of $7,248,080 (2021 - $10,724,864, 2020 - $6,150,000) earning interest at rates ranging from 0.20% - 0.25% and maturing in less than 90 days.

Cash and cash equivalents include restricted funds of nil (2021 - nil, 2020 - $184,569) which serves as a bank guarantee for the purchase of certain equipment. A bank guarantee was discharged in 2020 and a new bank guarantee was put in place. The new bank guarantee was discharged in 2021. The bank guarantee was reduced on a monthly basis by nil (2021 - $14,197, 2020 - $14,197) which is the amount paid monthly in settlement of the outstanding balance on the equipment.

Short-term investments

The short-term investments of nil (2021 - $6,366,828, 2020 - nil) consist of guaranteed investment certificates (GICs) held with one Canadian chartered bank and earned interest at rates ranging from 0.75 to 1.44% in 2021.

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

An impairment loss is reversed if there is an indication that there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. No impairment loss has been reported for the years ended December 31, 2022, 2021 and 2020.

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

In-Process Research and Development

Under IFRS, in-process research and development (“IPR&D”) acquired in a business combination that meets the definition of an intangible asset is capitalized with amortization commencing when the asset is ready for use (i.e., when development is complete). The Company does not capitalize its IPR&D.

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

Selected Annual Data

The selected financial data of the Company for the years ended December 31, 2022, 2021 and 2020 was derived from the audited annual consolidated financial statements of the Company, which have been audited by Marcum LLP, independent registered public accounting firm, as described in their report which is included in this Annual Report.

The information contained in the selected financial data for the 2022, 2021 and 2020 years is qualified in its entirety by reference to the Company’s consolidated financial statements and related notes included under the heading ITEM 17. “Financial Statements” and should be read in conjunction with such financial statements and with the information appearing under the heading ITEM 5 “Operating and Financial Review and Prospects”. Except where otherwise indicated, all amounts are presented in accordance with IFRS as issued by IASB.

The selected annual information for continuing operations for 2022, 2021 and 2020 can be further analyzed as follows:

Research and development can be analysed as follows:

	2022	2021	2020

Wages and benefits	$4,267,937	$3,270,528	$1,586,900
Subcontract fees	2,946,729	1,516,343	3,802,919
Stock-based compensation	2,054,187	1,769,951	567,859
Supplies	1,477,890	1,608,306	676,639
	$10,746,743	$8,165,128	$6,634,317

Selling, marketing and administration costs can be analysed as follows:

Stock-based compensation	$2,382,417	$2,764,419	$3,045,086
Wages and benefits	2,648,862	2,643,451	2,233,449
Professional fees	1,173,743	1,155,316	800,551
General expenses	1,860,762	1,304,690	1,188,712
Depreciation and amortization	1,293,158	1,100,522	813,103
Management and consulting fees	-	-	-
Rent and facility costs	157,329	87,130	57,097
	$9,516,271	$9,055,528	$8,137,998

Factors Affecting Our Results of Operations

Analysis of Continuing Operations

Year Ended December 31, 2022 compared to Year Ended December 31, 2021

Net loss from for the year was $21,036,690 compared to a net loss of $15,669,093 in 2021, an increase of $5,367,597 (34%). The following discusses the significant variances between the period and 2021.

During the year, NRE revenue increased by $343,648 (164%) to $552,748 in the period from $209,100 in the prior year. The Company provided services under an NRE contract to one customer in 2021. In 2022, the Company is now providing similar services to multiple customers, one of which continued to contract services from last year. The revenue relates to unique projects that are being addressed utilizing the capabilities of the POET Optical Interposer.

Total R&D increased by $2,581,615 (32%) from $8,165,128 in 2021 to $10,746,743 in 2022. For the purposes of the following analysis, non-cash stock-based compensation of $2,054,187 has been excluded and is included with the analysis of non-cash stock-based compensation below.

R&D, excluding non-cash stock-based compensation, increased by $2,297,379 (36%) to $8,692,556 in the year from $6,395,177 in 2021. The increase in R&D is a result of the new stage of the Company’s development where it is transitioning from technology development to product development. As the transition occurs, qualified engineers are needed to fill roles related to new production introduction and quality control. R&D wages increased by $997,409 (30%) from $3,270,528 in 2021 to $4,267,937 in the year. The Company has also engaged with new suppliers, through non-recurring engineering and qualification programs, to ensure that the supply of required products and services will meet the Company’s standards and will be available as needed. These programs resulted in an increase in R&D supplies and subcontract fees of $1,299,970 (42%) from $3,124,649 in 2021 to $4,424,619 in the year.

Interest expense was $49,738 in the year as compared to $364,619 in 2021, a decrease of $314,881 (86%). The Company raised $3,729,921 in convertible debentures between April 2019 and September 2019 with two-year maturities. The Company was required to pay monthly interest on the convertible debentures. As the convertible debentures reached maturity during 2021, interest cost was reduced. All convertible debenture were either converted or matured in 2021. Interest in the year is non-cash.

Depreciation and amortization increased by $192,636 (18%) to $1,293,158 in the year from $1,100,522 in 2021. With the sale of DenseLight, the Company embarked on a “fab-light” strategy with a required test facility situated in Singapore and product development facility in China. The increase in depreciation and amortization was a result of assets acquired for these new facilities.

Impact of joint venture decreased by $2,910,257 (201%) to a net loss of $1,465,006 in the year from a net gain of $1,445,251 in 2021. The impact of joint venture relates to the Company’s activity related to its investment in SPX. During the year, the Company recognized its share of SPX’s losses using the equity method. On a weighted average basis, the Company’s share of the net operating loss was 83.7% or $3,614,211, however the Company only recognized $3,211,993 of the net operating loss of SPX for the year ended December 31, 2022 because the investment is now carried at nil (2021 - $1,445,251) on the consolidated statements of financial position. On a weighted average bases the net operating loss was $95.3% or $1,142,249 in 2021. The loss in the year was offset by a recognized gain of $1,746,987 related to the Company’s contribution of intellectual property to SPX in accordance with IAS 28. The Company recognized a gain of $2,587,500 in 2021.

General expenses and rent increased by $626,271 (45%) to $2,018,091 in the year from $1,391,820 in 2021. The increase was primarily a result of the increase in D&O insurance subsequent to the Company’s listing on the Nasdaq. D&O insurance is substantially higher for US listed Companies than for Canadian listed Companies. The Company was only listed on the TSXV in 2021. Additionally, the Company’s lease for its Singapore facility was renewed in Q2 2022. The lease term is currently one year, accordingly the accounting rules relating to leases permits the Company to record rent expense. Some lease related costs in 2021 were charged to interest expense and amortization because the lease term exceeded one year. Other drivers for the increase over 2021 were the fees associated with listing on the Nasdaq, costs associated with the new shareholder outreach program and costs related to the Company’s presentation at the Optical Fiber Conference. The Company did not have similar costs in 2021.

Other (income), including interest decreased by $73,511 (28%) to $188,320 in the year from $261,831 in 2021. During 2021, the Company received notice from the Small Business Administration of Washington, DC that its Covid-related PPP loan of $186,747 was forgiven in full. The Company did not have a similar forgiveness in the prior year. Other (income) including interest was all interest income in the year. Interest income in 2021 was $75,084.

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

Total R&D increased by $1,530,811 (23%) from $6,634,317 in 2020 to $8,165,128 in 2021. For the purposes of the following analysis, non-cash stock-based compensation of $1,769,951 has been excluded and is included with the analysis of non-cash stock-based compensation below.

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

Exchange Rate Risk

The functional currency of each of the entities included in the accompanying consolidated financial statements is the local currency where the entity is domiciled. Functional currencies include the Chinese Yuan, US, Singapore and Canadian dollar. Most transactions within the entities are conducted in functional currencies. As such, none of the entities included in the consolidated financial statements engage in hedging activities. The Company is exposed to a foreign currency risk when its subsidiaries hold current assets or current liabilities in currencies other than its functional currency. A 10% change in foreign currencies held would increase or decrease other comprehensive loss by $140,421.

Liquidity Risk

The Company currently does not maintain credit facilities. The Company’s existing cash and cash resources are considered sufficient to fund operating and investing activities beyond one year from the issuance of these consolidated financial statements. The Company may, however, need to seek additional financing in the future.

B.	Liquidity and Capital Resources

The Company had working capital of $5,751,101 on December 31, 2022 compared to $19,865,170 on December 31, 2021. The Company’s statement of financial position as of December 31, 2022 reflects assets with a book value of $15,390,453 compared to $27,153,977 as of December 31, 2021. Sixty two percent (62%) of the book value at December 31, 2022 was in current assets consisting primarily of cash and cash equivalents of $9,229,845 compared to eighty percent (80%) of the book value as of December 31, 2021, which consisted primarily of cash, cash equivalents and short-term investments of $21,308,603.

During the year ended December 31, 2022, the Company had negative cash flows from operations of $12,325,910. The Company has prepared a cash flow forecast which indicates that it does not have sufficient cash to meet its minimum expenditure commitments and therefore needs to raise additional funds to continue as a going concern. As a result, there is substantial doubt about the Company’s ability to continue as a going concern for the next twelve months from the date of these audited consolidated financial statements.

To address the future funding requirements, management has undertaken the following initiatives:

1.	Raised $3,184,332 in gross funding from a private placement on December 2, 2022. The financing included the issuance of warrants at an exercise price of C$4.95. These warrants are currently in-the- money and will be exercisable after April 2, 2023;
2.	Extended the exercise date and repriced certain warrants to induce warrant holders to exercise warrants that are in-the-money;
3.	Encouraged warrant holders with in-the-money warrants that expire between April 2023 and September 2023 to exercise their warrants prior to the expiry dates.
4.	Established a strict budgetary process with a focus on maintaining an appropriate level of corporate overheads in line with the Company’s available cash resources.

Between January 23, 2023 and March 22, 2023, the Company received $5,475,102 (CAD$7,474,543) from the exercise of 1,758,716 warrants.

Although the Company has been successful in obtaining such financings in the past, there is no assurance that it will be able do so in the future. The Company does however, have a reasonable expectation that it will be able to manage its finances in order to continue its operations.

The following is a summary of Company’s cash flows and working capital:

	2022	2021	2020
	$	$	$
Net cash used in operating activities	(12,325,910)	(11,233,293)	(9,437,964)
Net cash from investing activities	3,292,791	(7,297,710)	13,926,137
Net cash from financing activities	3,435,204	26,553,677	1,162,459
Effect of exchange rate changes on cash	(114,015)	46,207	(205,867)
Change in cash	(5,711,930)	8,068,881	5,444,765
Opening cash	14,941,775	6,872,894	1,428,129
Ending cash	9,229,845	14,941,775	6,872,894

Operating Activities

During 2022, the Company had consolidated losses of $21,036,690 (2021 - $15,669,093, 2020 - $18,169,070).

The operating activities of the included the following non-cash items: non-cash stock-based compensation of $4,436,604 (2021 - $4,534,370, 2020 - $3,612,945), depreciation and amortization of $1,293,158 (2021 - $1,100,522, 2020 - $813,103), accretion of debt discount on convertible debentures and non-cash interest of $49,738 (2021 - $213,843, 2020 - $524,095), credit loss on receivable from the sale of discontinued operations of nil (2021 – nil, 2020 - $2,500,000). Gain on contribution of intellectual property to joint venture was $1,746,987 (2021 - $2,587,500, 2020 – nil) while the Company had a share of loss in joint venture of $3,211,993 (2021 - $1,142,249, 2020 – nil. Other non-cash operating costs (income) was $40,029 (2021 - $(172,933), 2020 - $1,070,970).

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

In 2019, the Company raised $7,729,921 in convertible debentures issued at a discount. The discount on the convertible debentures was accreted over the life of the convertible debentures. The convertible debentures either matured or were converted in 2021, therefore in 2022, non-cash cost of accretion of debt discount on convertible debentures was nil (2021 - $213,843, 2020 - $524,095).

During the year, the Company recognized a gain of $1,746,987 (2021 - $2,587,500) related to its contribution of intellectual property to SPX in accordance with IAS 28. The Company only recognizes a gain on the contribution of the intellectual property equivalent to SAIC’s interest in SPX. Additionally, the Company recognizes its share of SPX’s losses using the equity method. On a weighted average basis, the Company’s share of the net operating loss was 83.7% or $3,614,211, however the Company only recognized $3,211,993 of the net operating loss of SPX for the year ended December 31, 2022 because the investment is now carried at nil (2021 - $1,445,251) on the consolidated statements of financial position. On a weighted average bases the net operating loss was $95.3% or $1,142,249 in 2021.

Consolidated negative cash flow from operations was $12,325,910 in the year (2021 - $11,233,293, 2020 - $9,437,964).

Investing Activities

The Company had consolidated cash flow from investing activities of $3,292,791 (2021 - $(7,297,710), 2020 - $13,926,137). The Company purchased $6,366,828 of short-term investments in 2021 due to the excess cash it had on hand. These investments matured in 2022. The funds were invested in interest bearing facilities in accordance with the Company’s investment policy. $3,074,037 (2021 - $930,882, 2020 - $1,573,863) was used to purchase new equipment and patents.

In 2020, the Company collected $15,500,000 on its receivable from the sale of DenseLight. After taking into consideration the length of time it had taken the Buyer to make the foregoing payments and the Company’s expectations regarding the likelihood of receiving an additional payment, the Company determined that it was in its best interest to accept partial payments as final payment on the Company’s receivable. As a result, the Company recognized a credit loss of $2,500,000 during the year ended December 31, 2020.

Financing Activities

On December 2, 2022, the Company completed a non-brokered private placement offering of 1,126,635 units at a price of $2.78 (CAD$3.81) per unit for gross proceeds of $3,184,332  (CAD$4,292,479). Each unit consists of one common share and one-half common share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at a price of $3.61 (CAD$4.95) per share until December 2, 2025. The Company paid finders’ fees aggregating to $42,090 (CAD$57,897) to four firms. The Company  paid other share issue costs of $205,802 related to this private placement offering.

One director subscribed for 10,000 units of this private placement offering for gross proceeds of $27,800 (CAD$38,100).

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

In March and April 2020, the Company received a cumulative $218,151 of covid-19 government support loans from the US and Canadian governments. The loans are repayable based on various criteria in May 2022 and December 2022. During 2021, the Company received notice from the Small Business Administration of Washington, DC that its Covid-related PPP loan of $186,747 was forgiven in full.

Capital Expenditures

The Company has an approved capital budget of $811,000 for the 2023 fiscal year related to research and development equipment, manufacturing equipment and patent registration. In 2022, $3,074,037 (2021 - $930,882, 2020 - $1,573,863) was either spent in cash or accrued for acquiring development and manufacturing equipment and new patents.

C.	Research and Development

The POET Optical Interposer represents a significant departure from the historic conventional approaches to the integration of photonic and electronic devices. It is essentially an approach to assembling, packaging and testing of all of the components required to produce a photonics device into a single chip, using established semiconductor techniques, all done at wafer-level. The “semiconductorization” of photonics is the only way to enable the scaling up in volume of devices that will be needed for current and future photonics applications, while at the same time reducing the size, unit cost and power consumption of those devices.

Since the invention of the POET Optical Interposer in 2017-18, the Company has devoted virtually all of its R&D expenditures to developing, characterizing and improving the optical interposer platform. Once the basic platform had been established by 2020-21, the Company began developing products to demonstrate the cost and performance advantages of the optical interposer approach, specifically in the area of optical engines for optical transceivers sold to the data center market.

Throughout this entire period, the Company’s overall guiding principle for research and development has been that each new feature of or product based on the POET Optical Interposer must be able to be done at wafer-level, producing hundreds or thousands of devices at a time, rather than one at a time. Adhering to this principle is the only way to deliver the benefits to customers of high-volume scalability, reduced cost and increasing energy efficiency.

The Company’s first generation of optical engines included the all of the photonics-related components needed for an optical transceiver, both active and passive, including lasers, monitor diodes, detectors, multiplexers, demultiplexers, etc. all integrated onto a single chip. The second generation of optical engines now being produced include the electronic components needed for a transceiver, such as laser drivers and trans impedance amplifiers. These are added to the optical interposer platform to increase performance and simplify assembly into optical transceiver modules.

The Company has adopted the concept of “chiplets”, known primarily in the semiconductor industry, to amplify the flexibility of the basic platform by using multiples of its miniature transmit optical engines to be combined to achieve the higher data rates expected in the next 2-3 generations of optical transceivers. Two 400G transmit chiplets, for example, combined to produce an 800G transmit engine; then four 400G transmit chiplets, combined to produce a 1.6T transmit engine, without the need to develop a new platform for each new generation.

In addition to working on the development and productization of optical transceivers, the Company has devoted R&D resources to produce remote light source products. These are needed as field replacements of lasers in standard optical transceivers and more importantly, as light sources for the burgeoning AI-ML market.

Internally generated research costs, including the costs of developing intellectual property and maintaining patents are expensed as incurred. Internal development costs are expensed as incurred unless such costs meet the criteria for capitalization and amortization under IFRS, which to date has not occurred.

We incurred a cumulative $10,746,743, $8,165,128 and 6,634,317 of research and development expenses in 2022, 2021 and 2020, which includes non-cash stock-based compensation of $2,054,187, $1,769,951 and $567,859 respectively. Other expenses related to research and development expenditures in the semiconductor business include costs associated with salaries, material costs, license fees, consulting services and third-party contract manufacturing. The expenses in all years presented can be analyzed for continuing and discontinuing operations as follows:

R&D for Continuing Operations

	For the Years Ended December 31,
	2022	2021	2020

Wages and benefits	$4,267,937	$3,270,528	$1,586,900
Subcontract fees	2,946,729	1,516,343	3,802,919
Stock-based compensation	2,054,187	1,769,951	567,859
Supplies	1,477,890	1,608,306	676,639
	$10,746,743	$8,165,128	$6,634,317

D.	Trend Information

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

E.	Critical Accounting Estimates

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our Directors and Officers for the most recent financial year.

Name	Positions	Age	Date First Elected or Appointed a Director or Officer
Jean-Louis Malinge (1)	Director	69	September 5, 2017
Peter Charbonneau (1)(3)	Corporate Governance and Nominating Committee Chair and Director	69	March 28, 2018
Dr. Suresh Venkatesan	Chief Executive Officer and Chairman	56	June 11, 2015
Kevin Barnes	VP Finance and Treasurer	51	December 1, 2012
Thomas R. Mika	Chief Financial Officer	71	November 2, 2016
Vivek Rajgarhia	President and General Manager	55	November 4, 2019
Chris Tsiofas (1)(2)	Audit Committee Chair and Director	55	August 21, 2012
Yong Meng (James) Lee	General Manager – POET Technologies Pte Ltd.	51	September 2, 2019
Glen Riley (2)(3)	Compensation Committee Chair and Director	60	December 7, 2020
Mohandas Warrior (4)	Director	62	June 15, 2015
Michal Lipson (3)	Director	52	October 14, 2022
Theresa Ende (2)	Director	66	October 14, 2022
Raju Kankipati	VP Product Line Management	44	May 1, 2022
Dr. Mo Jinyu	Senior VP, GM of Asia	48	January 1, 2022

(1)	Member of Audit Committee

(2)	Member of Compensation Committee

(3)	Member of Corporate Governance and Nominating Committee

(4)	Mohandas Warrior did not stand for re-election to the board on October 14, 2022

Dr. Suresh Venkatesan as CEO. Prior to joining POET in 2015 as CEO, Dr. Venkatesan was the Senior Vice President, Technology Development at GlobalFoundries and was responsible for the Company’s Technology Research and Development. He joined GlobalFoundries in 2009, where he led the development and ramp of the 28nm node and was instrumental in the technology transfer and qualification of 14nm. In addition, he was responsible for the qualification and ramp up of multiple mainstream value-added technology nodes. Dr. Venkatesan is an industry veteran with over 22 years of experience in semiconductor technology development. Prior to joining GlobalFoundries, he held various leadership positions with Freescale Semiconductor in Austin, Texas. He holds over 25 US patents, and has co-authored over 50 technical papers. He earned a Bachelor of Technology degree in Electrical Engineering from the Indian Institute of Technology and a Master of Science and PhD degrees in Electrical Engineering from Purdue University.

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

Dr. Mo Jinyu is a highly experienced technical and business veteran of the photonics and optoelectronics industries. Her expertise covers optical transmission system, advanced optical modulation format, tunable semiconductor lasers, DFB and FP lasers and PD/APD, optical transceiver modules and high-speed integrated packaging. Dr. Mo has more than 22 years of experience spanning several companies, including MACOM Technology Solutions, Bookham/Oclaro, Huawei, I2R in Singapore and Nexvave Photonics Technology Co., which she founded and served as Chief Technology Officer. Dr. Mo was most recently with MACOM as the Senior Director and Chief Scientist of the Lightwave business unit in Asia and site leader in Shenzhen. Dr. Mo received her PhD degree in Optical Communications from Nanyang Technological University (NTU) Singapore. She is a senior member of IEEE and has been a member of IEEE’s Technical Committees for several international conferences. She has over 11 patents and more than 40 papers published in tier one journals and conferences.

Mr. Raju Kankipati brings over 20 years of experience in Optical transceivers, Optical components, Cloud data center and networks to POET. He was a Senior Director of Product Management at MACOM, focused on optical components and photonic solutions. Prior to that, Raju worked at Arista Networks as a Senior Product Manager and Engineering Manager. During this time he collaborated closely with data center customers to bring unique switching products as well as Optical transceivers to market, that helped customers deploy 40G and 100Gbps products for highly scalable and efficient networks. Raju worked as a Product Manager at Cisco prior to joining Arista. Raju started his career as an Optics Engineer at Opnext and later held various roles in sales and marketing at the company. Raju received his MBA degree from UC Berkeley (Haas School of Business) and completed his Bachelor of Engineering in Electronics from BITS, Pilani in India.

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

Mr. Peter Charbonneau was a general partner at Skypoint Capital Corporation for almost 15 years, where he was jointly responsible for the placement of $100 million of capital in early-stage telecommunications and data communication companies Mr. Charbonneau currently serves on the board of Surgical Safety Technologies Inc. an early stage start up that uses clinically trained deep learning systems to perform advanced analytics on hospital data. He recently served on the Board of Mitel Networks Corporation, a leading global provider of cloud and on-site business communications until November 2018 when it was sold to a private equity firm. He previously served as Chairman of the Board of Trustees for the CBC Pension Board and a director on the board of the Canadian Broadcasting Corporation as well as many technology and networking companies, including March Networks Corporation, TELUS Corporation, Breconridge Corporation and Dragonwave Incorporated.

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

Ms. Theresa Ende serves as Chief Procurement Director of Arista Networks. Prior to her appointment as Chief Procurement Director in 2019, Ms. Ende served for 10 years as its Senior Director of Global Supply Chain Management. Prior to Arista, she held senior positions at JDSU Optical Division and Force10 Networks. At Cisco Systems and ROLM Telecommunications, Ms. Ende held various program management and planning management positions over a 20-year period. In 2019, she was honored as one of the “Top 100 Women of Influence” by Silicon Valley Business Journal.

Professor Michal Lipson currently serves as a Eugene Higgins Professor of Electrical Engineering and Professor of Applied Physics at Columbia University. Her research focus is on Nanophotonics and includes the investigation of novel phenomena, as well as the development of novel devices and applications. Professor Lipson pioneered critical building blocks in the field of Silicon Photonics, which today is recognized as one of the most promising directions for solving the major bottlenecks in microelectronics. She is the inventor of over 45 issued patents and has co-authored more than 250 scientific publications. In recognition of her work in silicon photonics, she was elected as a member of the National Academy of Sciences and the American Academy of Arts and Sciences. She was also awarded the NAS Comstock Prize in Physics, the MacArthur Fellowship, the Blavatnik Award, the Optical Society’s R. W. Wood Prize, the IEEE Photonics Award, and has received an honorary degree from Trinity College, University of Dublin. In 2020, she was elected the 2021 Vice President of The Optical Society and will serve as OSA President in 2023. Since 2014, every year, she has been named by Thomson Reuters as a top 1% highly cited researcher in the field of Physics

The Directors, unless otherwise noted above, have served in their respective capacities since their election and/or appointment, and will serve until the next Company’s annual general meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles of Continuance.

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

Officer Compensation

Total cash compensation accrued and/or paid (directly and/or indirectly) to all of our Officers during fiscal year 2022 was $2,010,479 (refer to ITEM 7. “Major Shareholders and Related Party Transactions” for information regarding indirect payments)

In order to assist the Board of Directors in fulfilling its oversight responsibilities with respect to human resources matters, the Board established a Compensation Committee. The Compensation Committee reviews and makes determinations with respect to senior officer compensation on a regular basis with any discretionary compensation used only for extraordinary projects or significant milestone results that advance the Company’s growth potential. When determining Executive Officers’ compensation, the Compensation Committee receives input and guidance from the Executive Chairman of the Board and the Chief Executive Officer of the Company. In the past, the Compensation Committee has engaged an outside consultant to conduct a peer group review to provide guidance to the Compensation Committee with respect to appropriate comparative terms for executive compensation and stock option grants. The Company also utilizes peer group comparisons from subsidiary locations to assist in its salary review of various positions in those locations. The Compensation Committee utilizes such comparative reviews to assist it in making appropriate recommendations to the Board.

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

The following table sets forth all annual and long-term compensation for services in all capacities to the Company for fiscal year 2022 of the Company.

				Options Based Awards (1)(2)			Non-Equity Incentive Plan Compensation
Name and Principal Position	Fiscal Year	Salary (2)	Share-Based Awards (1) (2)	No. of Options	Value of Options (1) (2)	Annual Incentive Plans	Long-term Incentive Plans	Pension Value	All other Comp.	Total Comp.
Dr. Suresh Venkatesan	2022	462,000	-	200,000	451,333	-	-	-	-	913,333
Kevin Barnes	2022	192,145	-	50,000	112,833	-	-	-	-	304,978
Thomas Mika	2022	330,000	-	100,000	225,666	-	-	-	-	555,666
Vivek Rajgarhia	2022	383,250	-	100,000	225,666	-	-	-	-	608,916
James Lee	2022	204,750	-	55,000	125,694	-	-	-	-	330,444
Mo Jinyu	2022	238,333	-	100,000	228,540	-	-	-	-	466,873
Raju Kankipati	2022	200,000	-	200,000	793,062	-	-	-	-	993,062

(1)	The Company used the Black-Scholes model as the methodology to calculate the grant date fair value. The fair value will be recorded as an operating expense as the options vest based on the stock options vesting schedule from the date of grant.

(2)	The exchange rate used in these calculations to convert CAD to USD is based on the exchange rate applicable at the date of grant.

The following table sets forth information concerning all awards outstanding under a stock option plan to each of the current officers, as of December 31, 2022:

		Option-based Awards						Share-based Awards
First Name	Last Name	Number of Securities Underlying Unexercised Options	Option Exercise Price		Option Expiration Date	Value of Unexercised in-the-money Options (1)		Number of Shares or Units of Shares that have not Vested	Market or Payout Value of Shares or Units of Shares that have not Vested		Market or Payout Value of Vested Shares or Units of Shares that have not Paid Out or Distributed
Kevin	Barnes	22,000	$2.80	CAD	13-Jul-2027	$21,815.71	USD	N/A	N/A	N/A	N/A	N/A
Kevin	Barnes	50,000	$3.70	CAD	15-Jan-2030	$14,989.65	USD	N/A	N/A	N/A	N/A	N/A
Kevin	Barnes	50,000	$3.80	CAD	29-May-2029	$11,146.15	USD	N/A	N/A	N/A	N/A	N/A
Kevin	Barnes	50,000	$4.00	CAD	11-Nov-2032	$3,459.15	USD	N/A	N/A	N/A	N/A	N/A
Kevin	Barnes	8,000	$5.20	CAD	28-Mar-2028	$0.00	USD	N/A	N/A	N/A	N/A	N/A
Kevin	Barnes	30,000	$5.30	CAD	11-Jun-2030	$0.00	USD	N/A	N/A	N/A	N/A	N/A
Kevin	Barnes	25,000	$11.90	CAD	06-Apr-2031	$0.00	USD	N/A	N/A	N/A	N/A	N/A
Mo	Jinyu	100,000	$3.54	CAD	11-Nov-2032	$42,278.50	USD	N/A	N/A	N/A	N/A	N/A
Mo	Jinyu	100,000	$8.10	CAD	08-Jan-2031	$0.00	USD	N/A	N/A	N/A	N/A	N/A
Raju	Kankipati	100,000	$3.54	CAD	11-Nov-2032	$42,278.50	USD	N/A	N/A	N/A	N/A	N/A
Raju	Kankipati	100,000	$8.73	CAD	06-Apr-2032	$0.00	USD	N/A	N/A	N/A	N/A	N/A
Yong Meng	Lee	100,000	$3.30	CAD	04-Nov-2029	$60,727.30	USD	N/A	N/A	N/A	N/A	N/A
Yong Meng	Lee	55,000	$3.54	CAD	11-Nov-2032	$23,253.18	USD	N/A	N/A	N/A	N/A	N/A
Yong Meng	Lee	20,000	$5.30	CAD	11-Jun-2030	$0.00	USD	N/A	N/A	N/A	N/A	N/A
Yong Meng	Lee	25,000	$11.90	CAD	06-Apr-2031	$0.00	USD	N/A	N/A	N/A	N/A	N/A
Thomas	Mika	80,000	$2.80	CAD	13-Jul-2027	$79,329.84	USD	N/A	N/A	N/A	N/A	N/A
Thomas	Mika	100,000	$3.80	CAD	29-May-2029	$22,292.30	USD	N/A	N/A	N/A	N/A	N/A
Thomas	Mika	50,000	$3.85	CAD	16-Jan-2027	$9,224.40	USD	N/A	N/A	N/A	N/A	N/A
Thomas	Mika	100,000	$4.00	CAD	11-Nov-2032	$6,918.30	USD	N/A	N/A	N/A	N/A	N/A
Thomas	Mika	95,000	$5.20	CAD	28-Mar-2028	$0.00	USD	N/A	N/A	N/A	N/A	N/A
Thomas	Mika	60,000	$5.30	CAD	11-Jun-2030	$0.00	USD	N/A	N/A	N/A	N/A	N/A
Thomas	Mika	100,000	$6.20	CAD	02-Nov-2026	$0.00	USD	N/A	N/A	N/A	N/A	N/A
Thomas	Mika	45,000	$11.90	CAD	06-Apr-2031	$0.00	USD	N/A	N/A	N/A	N/A	N/A
Vivek	Rajgarhia	315,000	$3.30	CAD	04-Nov-2029	$191,291.00	USD	N/A	N/A	N/A	N/A	N/A
Vivek	Rajgarhia	100,000	$4.00	CAD	11-Nov-2032	$6,918.30	USD	N/A	N/A	N/A	N/A	N/A
Vivek	Rajgarhia	115,000	$5.30	CAD	11-Jun-2030	$0.00	USD	N/A	N/A	N/A	N/A	N/A
Vivek	Rajgarhia	45,000	$11.90	CAD	06-Apr-2031	$0.00	USD	N/A	N/A	N/A	N/A	N/A
Suresh	Venkatesan	280,000	$2.80	CAD	13-Jul-2027	$277,654.44	USD	N/A	N/A	N/A	N/A	N/A
Suresh	Venkatesan	450,000	$3.80	CAD	29-May-2029	$100,315.35	USD	N/A	N/A	N/A	N/A	N/A
Suresh	Venkatesan	200,000	$4.00	CAD	11-Nov-2032	$13,836.60	USD	N/A	N/A	N/A	N/A	N/A
Suresh	Venkatesan	390,000	$5.20	CAD	28-Mar-2028	$0.00	USD	N/A	N/A	N/A	N/A	N/A
Suresh	Venkatesan	250,000	$5.30	CAD	11-Jun-2030	$0.00	USD	N/A	N/A	N/A	N/A	N/A
Suresh	Venkatesan	30,000	$8.60	CAD	07-Jul-2026	$0.00	USD	N/A	N/A	N/A	N/A	N/A
Suresh	Venkatesan	65,000	$11.90	CAD	06-Apr-2031	$0.00	USD	N/A	N/A	N/A	N/A	N/A

(1)	This amount is calculated based on the difference between the market value of the shares underlying the options as of December 31, 2022, being CAD $4.09 (US$3.18), and the exercise or base price of the option. The exchange rate used in these calculations to convert CAD to USD was 0.738, being the closing exchange rate at December 31, 2022.

The value vested or earned during fiscal year 2022 of incentive plan awards granted to NEOs are as follows:

		Option-based Awards			Share-based Awards
First Name	Last Name	Number of Securities Underlying Options Vested	Value Vested During the Year		Number of Shares or Units of Shares Vested	Value Vested During the Year		Non-equity Incentive Plan Compensation - Value Earned During The Year
Suresh	Venkatesan	223,749	$2,405,483.30	USD	N/A	N/A	N/A	N/A
Thomas	Mika	62,811	$537,932.44	USD	N/A	N/A	N/A	N/A
Kevin	Barnes	44,065	$293,073.88	USD	N/A	N/A	N/A	N/A
Vivek	Rajgarhia	129,377	$258,123.39	USD	N/A	N/A	N/A	N/A
Yong Meng	Lee	39,374	$71,508.32	USD	N/A	N/A	N/A	N/A

(1)	This amount is the dollar value that would have been realized and is computed by obtaining the difference between the market price of the underlying securities on the vesting date and the exercise or base price of the options under the option-based award. For the named executive officers to realize this value, they would have had to exercise their options and sell the shares on the day of vesting. The exchange rates used in these calculations to convert CAD to USD were the rates applicable on the vesting dates.

Director Compensation

The following table details compensation paid/accrued for fiscal year 2022 for each director who is not also an officer.

				Options Based Awards (1)(2)		Non-Equity Incentive Plan Compensation
Name and Principal Position	Fiscal Year	Salary (2)	Share-Based Awards (1) (2)	No. of Options	Value of Options (1) (2)	Annual Incentive Plans	Long-term Incentive Plans	Pension Value	All other Comp.	Total Comp.
Chris Tsiofas	2022	40,000	-	45,965	103,881	-	-	-	-	143,881
Peter Charbonneau	2022	55,000	-	52,860	119,464	-	-	-	-	174,464
Michal Lipson	2022	15,000	-	46,562	105,230	-	-	-	-	120,230
Mohandas Warrior (3)	2022	30,000	-	-	-	-	-	-	-	30,000
Jean-Louis Malinge	2022	30,000	-	41,368	93,492	-	-	-	-	123,492
Theresa Ende	2022	15,000	-	46,113	104,215	-	-	-	-	119,215
Glen Riley	2022	32,500	-	45,965	103,881	-	-	-	-	136,381

(1)	The Company used the Black-Scholes model as the methodology to calculate the grant date fair value. The fair value will be recorded as an operating expense as the stock options vest from the date of grant.

(2)	The exchange rate used in these calculations to convert CAD to USD was the rate of exchange applicable on the date of grant.

(3)	Mohandas Warrior did not stand for re-election to the board on October 14, 2022.

The following table sets forth information concerning all awards outstanding under the stock option plans to each of the current Directors who are not also named executive officers as of December 31, 2022:

		Option-based Awards						Share-based Awards
First Name	Last Name	Number of Securities Underlying Unexercised Options	Option Exercise Price		Option Expiration Date	Value of Unexercised in-the-money Options		Number of Shares or Units of Shares that have not Vested	Market or Payout Value of Shares or Units of Shares that have not Vested		Market or Payout Value of Vested Shares or Units of Shares that have not Paid Out or Distributed
Peter	Charbonneau	39,900	$3.30	CAD	21-Jun-2028	$24,230.19	USD	N/A	N/A	N/A	N/A	N/A
Peter	Charbonneau	40,059	$3.80	CAD	29-May-2029	$8,930.07	USD	N/A	N/A	N/A	N/A	N/A
Peter	Charbonneau	52,860	$4.00	CAD	11-Nov-2032	$3,657.01	USD	N/A	N/A	N/A	N/A	N/A
Peter	Charbonneau	3,549	$4.20	CAD	06-Feb-2030	$0.00	USD	N/A	N/A	N/A	N/A	N/A
Peter	Charbonneau	15,473	$5.20	CAD	28-Mar-2028	$0.00	USD	N/A	N/A	N/A	N/A	N/A
Peter	Charbonneau	33,711	$5.30	CAD	11-Jun-2030	$0.00	USD	N/A	N/A	N/A	N/A	N/A
Peter	Charbonneau	14,375	$11.90	CAD	06-Apr-2031	$0.00	USD	N/A	N/A	N/A	N/A	N/A
Theresa	Ende	41,368	$4.00	CAD	11-Nov-2032	$2,861.96	USD	N/A	N/A	N/A	N/A	N/A
Theresa	Ende	4,745	$7.16	CAD	01-Jun-2032	$0.00	USD	N/A	N/A	N/A	N/A	N/A
Michal	Lipson	41,368	$4.00	CAD	11-Nov-2032	$2,861.96	USD	N/A	N/A	N/A	N/A	N/A
Michal	Lipson	5,194	$6.59	CAD	21-Jun-2032	$0.00	USD	N/A	N/A	N/A	N/A	N/A
Jean-Louis	Malinge	52,500	$3.00	CAD	05-Sep-2027	$43,988.86	USD	N/A	N/A	N/A	N/A	N/A
Jean-Louis	Malinge	39,900	$3.30	CAD	21-Jun-2028	$24,230.19	USD	N/A	N/A	N/A	N/A	N/A
Jean-Louis	Malinge	36,053	$3.80	CAD	29-May-2029	$8,037.04	USD	N/A	N/A	N/A	N/A	N/A
Jean-Louis	Malinge	41,368	$4.00	CAD	11-Nov-2032	$2,861.96	USD	N/A	N/A	N/A	N/A	N/A
Jean-Louis	Malinge	26,382	$5.30	CAD	11-Jun-2030	$0.00	USD	N/A	N/A	N/A	N/A	N/A
Jean-Louis	Malinge	11,250	$11.90	CAD	06-Apr-2031	$0.00	USD	N/A	N/A	N/A	N/A	N/A
Glen	Riley	45,965	$4.00	CAD	11-Nov-2032	$3,180.00	USD	N/A	N/A	N/A	N/A	N/A
Glen	Riley	22,460	$5.00	CAD	04-Dec-2030	$0.00	USD	N/A	N/A	N/A	N/A	N/A
Glen	Riley	11,250	$11.90	CAD	06-Apr-2031	$0.00	USD	N/A	N/A	N/A	N/A	N/A
Chris	Tsiofas	68,750	$2.80	CAD	13-Jul-2027	$68,174.08	USD	N/A	N/A	N/A	N/A	N/A
Chris	Tsiofas	48,767	$3.30	CAD	21-Jun-2028	$29,614.88	USD	N/A	N/A	N/A	N/A	N/A
Chris	Tsiofas	44,065	$3.80	CAD	29-May-2029	$9,823.10	USD	N/A	N/A	N/A	N/A	N/A
Chris	Tsiofas	45,965	$4.00	CAD	11-Nov-2032	$3,180.00	USD	N/A	N/A	N/A	N/A	N/A
Chris	Tsiofas	29,314	$5.30	CAD	11-Jun-2030	$0.00	USD	N/A	N/A	N/A	N/A	N/A
Chris	Tsiofas	15,000	$8.60	CAD	07-Jul-2026	$0.00	USD	N/A	N/A	N/A	N/A	N/A
Chris	Tsiofas	12,500	$11.90	CAD	06-Apr-2031	$0.00	USD	N/A	N/A	N/A	N/A	N/A
Mohandas	Warrior	20,000	$2.80	CAD	13-Jul-2027	$19,832.46	USD	N/A	N/A	N/A	N/A	N/A
Mohandas	Warrior	39,900	$3.30	CAD	21-Jun-2028	$24,230.19	USD	N/A	N/A	N/A	N/A	N/A
Mohandas	Warrior	36,053	$3.80	CAD	29-May-2029	$8,037.04	USD	N/A	N/A	N/A	N/A	N/A
Mohandas	Warrior	26,382	$5.30	CAD	11-Jun-2030	$0.00	USD	N/A	N/A	N/A	N/A	N/A
Mohandas	Warrior	15,000	$8.60	CAD	07-Jul-2026	$0.00	USD	N/A	N/A	N/A	N/A	N/A
Mohandas	Warrior	11,250	$11.90	CAD	06-Apr-2031	$0.00	USD	N/A	N/A	N/A	N/A	N/A

(1)	This amount is calculated based on the difference between the market value of the shares underlying the options as of December 31, 2022, being CAD $4.09 (US$3.18), and the exercise or base price of the option. The exchange rate used in these calculations to convert CAD to USD was 0.738, being the closing exchange rate at December 31, 2022.

The value vested or earned during fiscal year 2022 of incentive plan awards granted to Directors who are not also named executive officers are as follows:

		Option-based Awards			Share-based Awards
First Name	Last Name	Number of Securities Underlying Options Vested	Value Vested During the Year		Number of Shares or Units of Shares Vested	Value Vested During the Year		Non-equity Incentive Plan Compensation - Value Earned During The Year
Michal	Lipson	15,536	$142.89	USD	N/A	N/A	N/A	N/A
Peter	Charbonneau	20,402	$0.00	USD	N/A	N/A	N/A	N/A
Theresa	Ende	15,087	$0.00	USD	N/A	N/A	N/A	N/A
Jean-Louis	Malinge	15,966	$0.00	USD	N/A	N/A	N/A	N/A
Glen	Riley	17,115	$0.00	USD	N/A	N/A	N/A	N/A
Chris	Tsiofas	17,741	$0.00	USD	N/A	N/A	N/A	N/A
Mohandas	Warrior	5,624	$0.00	USD	N/A	N/A	N/A	N/A

(1)	This amount is the dollar value that would have been realized and is computed by obtaining the difference between the market price of the underlying securities on the vesting date and the exercise or base price of the options under the option- based award.

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

The following individuals were executives of the Company in 2022:

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

During fiscal 2022, the Board held 18 regularly scheduled meetings, including committee meetings. If for various reasons, Board members may not be able to attend a Board meeting, all Board members are provided information related to each of the agenda items before each meeting, and, therefore, can provide counsel outside the confines of regularly scheduled meetings.

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

Compensation Committee

The Compensation Committee is currently comprised of three members: Glen Riley (Chair), Chris Tsiofas and Theresa Ende. Mr. Riley was appointed chair of the Compensation Committee on October 14, 2022. All three members are independent directors. The Board has determined that all members of the Compensation Committee are qualified as members based on the following:

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

Ms. Lan Ende serves as Chief Procurement Director of Arista Networks. Prior to her appointment as Chief Procurement Director in 2019, Ms. Ende served for 10 years as its Senior Director of Global Supply Chain Management. Prior to Arista, she held senior positions at JDSU Optical Division and Force10 Networks. At Cisco Systems and ROLM Telecommunications, Ms. Ende held various program management and planning management positions over a 20-year period. In 2019, she was honored as one of the “Top 100 Women of Influence” by Silicon Valley Business Journal.

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

Nasdaq’s Board Diversity Rule

Nasdaq’s Board Diversity Rule, which was approved by the SEC on August 6, 2021, is a disclosure standard designed to encourage minimum board diversity for companies and provide stakeholders with consistent, comparable disclosures concerning a company’s current board composition. The director diversity matrix required by Nasdaq Marketplace Rule 5606 is available on the Company’s website, https://poet-technologies.com, in the “Board Diversity Matrix” section under the “Investor Relations” tab.

D.	Employees

As of December 31, 2022, the Company had fifty-three (53) full-time employees and five (5) consultants. Sixteen (16) employees and three (3) consultants work at our lab facility either as support staff or are engaged in research and development initiatives; four (4) employees and one (1) consultant are employed at the Canadian office; twenty (20) employees are employed at our fabrication facility in Singapore; eight (8) employees are employed at our product development facility in China; one (1) consultant is located in Italy. None of the Company’s employees are covered by collective bargaining agreements.

E.	Share Ownership and Other Securities

The following table sets forth certain information regarding the beneficial ownership of our outstanding common shares for: (i) each of our Directors and Officers individually; (ii) all of our Directors and Officers as a group; and (iii) each other person known to us to own beneficially more than 5% of our common shares as of March 22, 2023. Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. The table also includes the number of shares underlying options that are exercisable within sixty (60) days of March 22, 2023. Ordinary shares subject to these options are deemed to be outstanding for the purpose of computing the ownership percentage of the person holding these options, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person.

The shareholders listed below do not have any different voting rights from our other shareholders.

	Number of Shares Beneficially Owned (1)	Percent of Class
Directors and Officers:
Chris Tsiofas	17,500	0%
Thomas Mika	27,500	0%
Kevin Barnes	11,746	0%
Suresh Venkatesan	47,500	0%
Mohandas Warrior	43,750	0%
Peter Charbonneau	25,000	0%
Jean-Louis Malinge	17,500	0%
Vivek Rajgarhia	1,500	0%
Glen Riley	18,163	0%
Directors and Officers Subtotal	210,159	0.56%

Major Shareholders:
None that we are aware of.

(1)	The number of shares set forth for each Director, Officer and Major Shareholder is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act.

See “ITEM 6.B. Compensation” for the exercise prices of options.

	Number of options exercisable within 60 days	Percent of class
Glen Riley	56,693	1%
James Lee	108,125	2%
Kevin Barnes	144,065	2%
Vivek Rajgarhia	348,128	5%
Peter Charbonneau	173,497	3%
Mo Jinyu	56,250	1%
Jean-Louis Malinge	186,769	3%
Chris Tsiofas	241,379	4%
Thomas Mika	482,187	7%
Raju Kankipati	6,250	0%
Theresa Ende	25,429	0%
Michal Lipson	25,878	0%
Suresh Venkatesan	1,319,062	20%
	3,173,712	47%

	Number of Warrants exercisable within 60 days	Exercise price CA$	Percent of class
Suresh Venkatesan	13,750	5.00	0%
Kevin Barnes	5,000	5.00	0%
Peter Charbonneau	25,000	5.00	1%
Glen Riley	5,000	5.00	0%
Jean-Louis Malinge	17,500	5.00	0%
Chris Tsiofas	25,000	5.00	1%
	91,250		3%

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Holdings by Major Shareholders

Please refer to ITEM 6.E. “Share Ownership” for details regarding securities held by Directors, Officers and Major Shareholders. The Company’s major shareholders do not have any different or special voting rights.

U.S. Share Ownership

As of March 22, 2023, there were a total of 445 holders of record of our common shares with addresses in the U.S. We believe that the number of U.S beneficial owners is substantially greater than the number of U.S record holders, because a large portion of our common shares are held in broker “street names.” As of March 22, 2023, U.S. holders of record held approximately 0.65% of our outstanding common shares.

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

Compensation to key management personnel (CEO, CFO, President, GM POET Technologies Pte Ltd, VP Finance and Treasurer, VP Product Line Management, SVP, GM Asia) was as follows:

	2022	2021	2020

Salaries	$2,010,479	$1,782,297	$1,501,058
Share-based payments (1)	1,711,716	2,077,333	2,144,930

Total	$3,722,195	$3,859,630	$3,645,988

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

MONTHLY
13-Mar-23	6.73	5.38
28-Feb-23	6.81	5.90
31-Jan-23	8.31	4.05
31-Dec-22	4.55	3.86
30-Nov-22	4.50	3.37
31-Oct-22	4.15	3.26
QUARTERLY
28-Feb-23	8.31	3.60
30-Nov-22	5.41	3.26
31-Aug-22	7.39	4.13
31-May-22	13.65	7.04
28-Feb-22	11.25	7.60
30-Nov-21	12.90	7.70
31-Aug-21	15.80	9.80
31-May-21	13.90	8.40
28-Feb-21	1.49	0.46
30-Nov-20	0.64	0.46
YEARLY
31-Dec-22	13.65	3.26
31-Dec-21	15.80	7.10
31-Dec-20	7.10	2.20
31-Dec-19	4.60	2.70
31-Dec-18	7.90	1.90

B.	Plan of Distribution

Not Required.

C.	Markets

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

The threshold for a pre-closing net benefit review depends on whether the purchaser is: (a) controlled by a person or entity from a member of the WTO; (b) a state- owned enterprise (SOE); or (c) from a country considered a “Trade Agreement Investor” under the Investment Act. A different threshold also applies if the Canadian business carries on a cultural business. The 2023 threshold for WTO investors that are SOEs will be $512 million based on the book value of the Canadian business’ assets, up from $454 million in 2022. The 2023 thresholds for review for direct acquisitions of control of Canadian businesses by private sector investor WTO investors is $1.287 billion and private sector trade- agreement investors is $1.931 billion and are both based on the “enterprise value” of the Canadian business being acquired.

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

● have elected market-to-market accounting;

● are tax-exempt organizations or retirement plans;

● are financial institutions or “financial services entities”;

● hold our common shares as part of a straddle, “hedge” or “conversion transaction” with other investments;

● acquired our common shares upon the exercise of employee stock options or otherwise as compensation;

● own directly, indirectly or by attribution at least 10% of our voting power;

● have a functional currency that is not the U.S. Dollar;

● are grantor trusts;

● are certain former citizens or long-term residents of the U.S.; or

● are real estate trusts or regulated investment companies.

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

Distributions

Subject to the discussion below under “Passive Foreign Investment Company Status,” a U.S. Holder will be required to include in gross income as ordinary dividend income the amount of any distribution paid on our common shares, including any non-U.S. taxes withheld from the amount paid, to the extent the distribution is paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Distributions in excess of such earnings and profits will be applied against and will reduce the U.S. Holder’s basis in our common shares and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of our common shares. The dividend portion of such distributions generally will not qualify for the dividends received deduction available to corporations. U.S. Holders which are individuals, estates and trusts and whose income exceeds certain thresholds will be required to pay a 3.8% surtax on “net investment income” including, among other things, dividends (if any) and net gain realized from our common shares. U.S. Holders should consult with their own tax advisors regarding the application of this tax.

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

Distributions of current or accumulated earnings and profits paid in foreign currency to a U.S. Holder (including any non-U.S. taxes withheld therefrom) will be includible in the income of a U.S. Holder in a U.S. Dollar amount calculated by reference to the exchange rate on the day the distribution is received. A U.S. Holder that receives a foreign currency distribution and converts the foreign currency into U.S. dollars subsequent to receipt may have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which will generally be U.S. source ordinary income or loss. A loss might not be deductible due to certain limitations.

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

Disposition of Common Shares

Subject to the discussion below under “Passive Foreign Investment Company Status,” upon the sale, exchange or other taxable disposition of our common shares, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder’s basis in such common shares, which is usually the cost of such shares, and the amount realized on the disposition. Capital gain from the sale, exchange or other disposition of common shares held more than one year is long-term capital gain, and is eligible for a reduced rate of taxation for individuals (currently a maximum marginal federal income tax rate of 20%, plus the 3.8% net investment income tax discussed above, if applicable). Gains recognized by a U.S. Holder on a sale, exchange or other disposition of common shares generally will be treated as U.S. source income for U.S. foreign tax credit purposes. A loss recognized by a U.S. Holder on the sale, exchange or other taxable disposition of common shares generally is allocated to U.S. source income. The deductibility of capital losses recognized on the sale, exchange or other taxable disposition of common shares is subject to limitations. A U.S. Holder that receives foreign currency upon disposition of common shares and converts the foreign currency into U.S. dollars subsequent to the settlement date or trade date (whichever date the taxpayer was required to use to calculate the value of the proceeds of sale) may have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. Dollar, which will generally be U.S. source ordinary income or loss. Such loss may not be deductible due to certain limitations.

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

If we were a PFIC, each U.S. Holder would (unless it made one of the elections discussed below on a timely basis) be taxable on gains recognized from the disposition of our common shares (including gain deemed recognized if the common shares are used as security for a loan) and upon receipt of certain “excess distributions” (generally, distributions that exceed 125% of the average amount of distributions in respect to such common shares received during the preceding three taxable years or, if shorter, during the U.S. Holder’s holding period prior to the distribution year) with respect to our common shares as if such income had been recognized ratably over the U.S. Holder’s holding period for the common shares. The U.S. Holder’s income for the current taxable year would include (as ordinary income) amounts allocated to the current taxable year and to any taxable year period prior to the first day of the first taxable year for which we were a PFIC. Tax would also be computed at the highest ordinary income tax rate in effect for each other taxable year period to which income is allocated, and an interest charge on the tax as so computed would also apply. Additionally, if we were a PFIC, U.S. Holders who acquire our common shares from decedents (other than non resident aliens) would be denied the normally available step-up in basis for such shares to fair market value at the date of death and, instead, would have a tax basis in such shares equal to the decedent’s basis, if lower.

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

We believe we were not a PFIC for the year ending December 31, 2022 and do not expect to be classified as a PFIC for the year ending December 31, 2023. However, PFIC status is determined as of the end of each taxable year and is dependent on a number of factors, including the value of our passive assets, the amount and type of our gross income, and our market capitalization. Therefore, there can be no assurance that we will not be classified as a PFIC for the current taxable year or in a future taxable year. We will notify U.S. Holders in the event we conclude that we will be treated as a PFIC for any taxable year.

Information Reporting and Backup Withholding

U.S. Holders (other than exempt recipients, such as corporations) generally are subject to information reporting requirements with respect to dividends paid on, or proceeds from the disposition of, our common shares. U.S. Holders are also generally subject to backup withholding (currently at a rate of 24%) on dividends paid on, or proceeds from the disposition of, our common shares unless the U.S. Holder provides IRS Form W-9 or otherwise establishes an exemption.

The amount of any backup withholding will be allowed as a credit against a U.S. or Non-U.S. Holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is furnished to the IRS.

F.	Dividends and Paying Agents

Not Required.

G.	Statements by Experts

The consolidated financial statements of POET Technologies Inc. as of December 31, 2022, 2021 and 2020 included herein, have been audited by Marcum LLP, our independent registered accounting firm for that period, 555 Long Wharf Drive, 8th Floor, New Haven, CT 06511, USA, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

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

Exchange Rate Risk

The functional currency of each of the entities included in the accompanying consolidated financial statements is the local currency where the entity is domiciled. Functional currencies include the Chinese Yuan, US, Singapore and Canadian dollar. Most transactions within the entities are conducted in functional currencies. As such, none of the entities included in the consolidated financial statements engage in hedging activities. The Company is exposed to a foreign currency risk when its subsidiaries hold current assets or current liabilities in currencies other than its functional currency. A 10% change in foreign currencies held would increase or decrease other comprehensive loss by $160,421

The following table shows exchange rates, from CAD to USD, for the past six months:

Period	High (1)	Low (1)	Average (2)
March 2023	0.7534	0.7247	0.7325
February 2023	0.7526	0.7346	0.7431
January 2023	0.7520	0.7306	0.7452
December 2022	0.7466	0.7285	0.7350
November 2022	0.7561	0.7242	0.7446
October 2022	0.7410	0.7155	0.7292
October 2022 — March 2023	0.8121	0.7727	0.7912

(1)	Bank of Canada monthly average rates
(2)	Bank of Canada daily closing average rates

The following table shows exchange rates, from SGD to USD, for the past six months:

Period	High (1)	Low (1)	Average (2)
March 2023	0.7449	0.7382	0.7421
February 2023	0.7648	0.7406	0.7500
January 2023	0.7621	0.7429	0.7548
December 2022	0.7444	0.7343	0.7394
November 2022	0.7348	0.7029	0.7216
October 2022	0.7118	0.6948	0.7021
October 2022 — March 2023	0.7455	0.7288	0.7388

(1)	Bank of Singapore monthly average rates
(2)	Bank of Singapore daily closing average rates

The following table shows exchange rates, from CNY to USD, for the past six months:

Period	High (1)	Low (1)	Average (2)
March 2023	0.1455	0.1436	0.1444
February 2023	0.1485	0.1437	0.1461
January 2023	0.1491	0.1447	0.1472
December 2022	0.1451	0.1415	0.1433
November 2022	0.1423	0.1367	0.1394
October 2022	0.1398	0.1377	0.1390
October 2022 — March 2023	0.1585	0.1545	0.1563

(1)	Bank of China monthly average rates
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

We carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2022, the Company’s disclosure controls and procedures were effective.

(b)	Management’s Annual Report on Internal Control over Financial Reporting

Our management, under the oversight of our Board of Directors (in particular its audit committee), is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act and as set forth in Section 404 of SOX). The Company’s internal control over financial reporting is designed to provide reasonable assurance to management and the Board of Directors regarding the reliability of financial reporting and the preparation and fair presentation of its published consolidated financial statements. Under the SOX framework, our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Our internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our consolidated financial statements.

All internal controls over financial reporting, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2022. In making this assessment, it used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that assessment and those criteria, management concluded our internal controls over financial reporting was effective as of December 31, 2022.

(c)	Attestation Report of Registered Public Accounting Firm

Marcum LLP, the independent registered public accounting firm that audited the consolidated financial statements of the Company included in this Annual Report on Form 20-F, and has issued an attestation report on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2022. The report, which expresses an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2022, is included herein.

(d)	Changes in Internal Controls over Financial Reporting

There were no other changes in our internal controls over financial reporting that occurred during the year ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. Audit Committee Financial Expert

Our Board of Directors has determined that Chris Tsiofas is an audit committee financial expert. The Board has determined that Mr. Tsiofas satisfies the criteria of “audit committee financial expert” set forth in Item 16A of Form 20-F and is independent in accordance with Rule 4200 of the Nasdaq Marketplace Rules.

ITEM 16B. Code of Ethics

As amended in February 2023, our Board of Directors adopted a Code of Business Conduct and Ethics (the “Code”) that applies to all our employees, including without limitation our chief executive officer, chief financial officer and principal accounting officer. Our Code may be viewed on our website at www.poet-technologies.com and is filed as an Exhibit to this Annual Report. A copy of our Code may be obtained, without charge, upon a written request addressed to our office at, 120 Eglinton Avenue East, Suite 1107, Toronto, Ontario M4P 1E2, Canada.

ITEM 16C. Principal Accountant Fees and Services Fees Paid to Independent Registered Public Accounting Firm

The following table sets forth, for each of the years indicated, the fees billed by our independent registered public accounting firm, Marcum LLP.

	Year Ended December 31,
Services Rendered	2022	2021

Audit Fees (1)	$278,000	$265,000
All Other Fees (2)	17,200	17,200
Total	$295,200	$282,200

(1)	Audit fees included fees for the audit of the Company’s annual consolidated financial statements, SOX 404(b) audit and services rendered in connection with filing of registration statements.

(2)	Tax fees relate to tax compliance services for our US-based entities.

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

Not Required.

ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not Required.

ITEM 16F. Change in Registrant’s Certifying Accountants

Not Required.

ITEM 16G. Corporate Governance

Not Required.

ITEM 16H. Mine Safety Disclosure

Not Required.

ITEM 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not Required

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

a.	Audited Financial Statements — for the years ended December 31, 2022, 2021 and 2020 and as of December 31, 2022, 2021 and 2020

ITEM 18. Financial Statements

The Company has elected to provide financial statements pursuant to ITEM 17.

ITEM 19. Exhibits

1.1	Certificate and Articles of Continuance (1)
1.2	Amended and Restated Bylaws (2)
1.3	Articles of Amendment, dated February 24, 2022 (8)
2.0	Description of Securities (6)
4.1	License Agreement with the University of Connecticut, dated April 28, 2003, as amended April 15, 2014 (1)
4.3	Shareholder Rights Plan Agreement between the Company and TMX Equity Transfer Services, Inc.(2)
4.4	Employment Agreement with Suresh Venkatesan, dated June 10, 2015 (3)
4.5	Employment Agreement with Vivek Rajgarhia, dated November 4, 2019 (6)
4.6	Employment Agreement with Thomas Mika, dated November 2, 2016 (4)
4.7	Definitive agreement with San’an Integrated Circuit Co., Ltd dated October 21, 2020 (7)
4.8	Sale and Purchase Agreement for DenseLight Semiconductors PTE, LTD, dated April 27, 2016 (4)
4.9	Sale and Purchase Agreement for BB Photonics Inc. dated May 16, 2016 (4)
4.10	2021 Stock Option Plan (8)
4.11	Form of Option Agreement(1)
4.12	Form of Warrant for Purchase of Common Shares (1)
4.13	Stock Specimen Certificate (1)
4.15	Share Sale Agreement for DenseLight Semiconductors PTE, Ltd dated August 20, 2019 (6)
4.16	Employment agreement with Vivek Rajgarhia, dated November 4, 2019 (6)
4.18	Warrant Indenture with TSX Trust Company, dated April 3, 2019 (6)
4.20	Warrant Indenture with TSX Trust Company, dated May 3, 2019 (6)
4.22	Warrant Indenture with TSX Trust Company, dated June 3, 2019 (6)
4.24	Warrant Indenture with TSX Trust Company, dated August 2, 2019 (6)
4.26	Warrant Indenture with TSX Trust Company, dated September 19, 2019 (6)
4.27	Warrant indenture with TSX Trust Company, dated February 11, 2021 (7)
4.28	Engagement letter with Cormark Securities Inc, dated January 25, 2021 (7)
4.29	Upsize letter with Cormark Securities Inc, dated January 26, 2021 (7)
4.30	Form of Subscription for Units of Private Placement, February 11, 2021 (7)
4.31	Form of subscription for Units of Private Placement, December 2, 2022 (9)
4.32	Form of warrant certificate, December 2, 2022 (9)
8.1	List of Subsidiaries
11.1	Code of Business Conduct and Ethics (7)
12.1	Certification of Principal Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (9)
12.2	Certification of Principal Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (9)
13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (9)
13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (9)
23.1	Consent of Marcum LLP, independent registered accounting firm (9)
101. INS(*)	XBRL Instance Document (9)
101.SCH(*)	XBRL Taxonomy Extension Schema Linkbase Document (9)
101. AL(*)	XBRL Taxonomy Extension Calculation Linkbase Document (9)
101.DEF(*)	XBRL Taxonomy Extension Definition Linkbase Document (9)
101.LAB(*)	XBRL Taxonomy Extension Label Linkbase Document (9)
101.PRE(*)	XBRL Taxonomy Extension Presentation Linkbase Document (9)
104(*)	Cover Page Interactive Data File (embedded within Inline XBRL document) (9)

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

(7) Filed as an exhibit to the Company’s annual Form 20-F on April 9, 2021 and incorporated herein by reference

(8) Filed as an exhibit to the Company’s annual Form 20-F on April 26, 2022 and incorporated herein by reference

(9) Filed as an exhibit to this Form 20-F.

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

The consolidated financial statements for the years ended December 31, 2022, 2021 and 2020 have been audited by Marcum LLP, independent registered public accounting firm, which has full and unrestricted access to the Audit Committee. Marcum’s report on the consolidated financial statements is presented herein.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

POET TECHNOLOGIES INC.

/s/ Suresh Venkatesan
Suresh Venkatesan
Chief Executive Officer

Date: March 31, 2023

 PCAOB: 688

 Firm Name: Marcum LLP

 Location: 555 Long Wharf Drive, 8th Floor, New Haven, CT 06511, USA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

POET Technologies Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of POET Technologies Inc. (the “Company”) as of December 31, 2022, 2021, and 2020, the related consolidated statements of operations and deficit, comprehensive loss, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2022, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 2013 and our report dated March 31, 2023, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Explanatory Paragraph – Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1, the Company has a used a significant amount of cash in its operations, has incurred significant losses and needs to raise additional funds to meet and sustain its obligations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ Marcum LLP

Marcum llp

We have served as the Company’s auditor since 2009, such date takes into account the acquisition of a portion of UHY LLP by Marcum LLP in April 2010.

Hartford, CT

March 31, 2023

PCAOB ID 688

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON

INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Shareholders and Board of Directors of

POET Technologies Inc.

Opinion on Internal Control over Financial Reporting

We have audited POET Technologies Inc.’s (the “Company”) internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated statements of financial position as of December 31, 2022, 2021 and 2020 and the related consolidated statements of operations and deficit, comprehensive loss, changes in shareholders’ equity, and cash flows and the related notes for each of the three years in the period ended December 31, 2022 of the Company, and our report dated March 31, 2023 expressed an unqualified opinion on those consolidated financial statements.

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

/s/ Marcum LLP

Marcum llp

Hartford, CT

March 31, 2023

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in the Registration Statement of POET Technologies Inc. on Form F-10 (File Nos. 333-255631, 333-227873 and 333-213422) of our report dated March 31, 2023 which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the consolidated financial statements of POET Technologies Inc. as of December 31, 2022, 2021 and 2020 and for the years ended December 31, 2022, 2021 and 2020 and our report dated March 31, 2023 with respect to our audit of internal control over financial reporting of POET Technologies Inc. as of December 31, 2022, which reports are included in this Annual Report on Form 20-F of POET Technologies Inc. for the year ended December 31, 2022.

/s/ Marcum LLP

Marcum llp

Hartford, CT

March 31, 2023

POET TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in US Dollars)

December 31,	2022	2021	2020

Assets
Current
Cash and cash equivalents (Note 2)	$9,229,845	$14,941,775	$6,872,894
Short-term investments (Note 2)	-	6,366,828	-
Accounts receivable (Notes 3)	62,842	-	-
Prepaids and other current assets (Note 4)	275,507	480,523	618,717
	9,568,194	21,789,126	7,491,611

Investment in joint venture (Note 5)	-	1,445,251	-
Property and equipment (Note 6)	5,070,507	3,064,234	3,185,754
Patents and licenses (Note 7)	510,705	528,476	438,677
Right of use asset (Note 8)	241,047	326,890	520,686
	$15,390,453	$27,153,977	$11,636,728

Liabilities

Current
Accounts payable and accrued liabilities (Note 9)	$3,362,430	$1,791,222	$1,730,361
Covid-19 government support loans (Note 24)	29,520	31,660	147,841
Lease liability (Note 8)	150,951	101,074	172,949
Convertible debentures (Note 10)	-	-	3,341,246
Contract liabilities (Note 3)	274,192	-	-
	3,817,093	1,923,956	5,392,397

Non-current covid-19 government support (Note 24)	-	-	70,310
Non-current lease liability (Note 8)	128,312	258,274	359,048
	3,945,405	2,182,230	5,821,755

Shareholders’ Equity

Share capital (Note 11(b))	151,206,539	147,729,846	114,586,260
Equity component of convertible debentures (Note 10)	-	-	565,121
Warrants and compensation options (Note 12)	5,905,642	5,328,455	5,557,002
Contributed surplus (Note 13)	51,016,808	46,954,333	44,407,679
Accumulated other comprehensive loss	(2,660,281)	(2,053,917)	(1,983,212)
Deficit	(194,023,660)	(172,986,970)	(157,317,877)
	11,445,048	24,971,747	5,814,973

	$15,390,453	$27,153,977	$11,636,728

Commitments and contingencies (Note 15)

On behalf of the Board of Directors

Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

POET TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Expressed in US Dollars)

For the Years Ended December 31,	2022	2021	2020

Revenue (Note 22)	$552,748	$209,100	$-

Operating expenses
Selling, marketing and administration (Note 20)	9,516,271	9,055,528	8,137,998
Research and development (Note 20)	10,746,743	8,165,128	6,634,317

Operating expenses	20,263,014	17,220,656	14,772,315

Operating loss before the following	(19,710,266)	(17,011,556)	(14,772,315)
Interest expense (Notes 8 and 10)	(49,738)	(364,619)	(937,903)
Other income, including interest	188,320	75,084	41,148
Forgiveness of Covid-19 government support
loans (Note 24)	-	186,747	-
Gain on contribution of intellectual property to joint venture (Note 5)	1,746,987	2,587,500	-
Share of loss in joint venture (Note 5)	(3,211,993)	(1,142,249)	-
Credit loss on receivable from sale of discontinued operation (Note 21)	-	-	(2,500,000)

Net loss	(21,036,690)	(15,669,093)	(18,169,070)

Deficit, beginning of year	(172,986,970)	(157,317,877)	(139,148,807)

Net loss	(21,036,690)	(15,669,093)	(18,169,070)

Deficit, end of year	$(194,023,660)	$(172,986,970)	$(157,317,877)

Basic and diluted net loss per share (Note 14)	$(0.57)	$(0.45)	$(0.62)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Expressed in US Dollars)

For the Years Ended December 31,	2022	2021	2020

Net loss	$(21,036,690)	$(15,669,093)	$(18,169,070)

Other comprehensive (loss) - net of income taxes
Items that may in the future be reclassified to profit (loss):
Exchange differences on translating foreign operations	(606,364)	(70,705)	(74,497)

Comprehensive loss	$(21,643,054)	$(15,739,798)	$(18,243,567)

The accompanying notes are an integral part of these consolidated financial statements.

POET TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Expressed in US Dollars)

For the Years Ended December 31,	2022	2021	2020
Share Capital
Beginning balance	$147,729,846	$114,586,260	$112,144,172
Funds from the exercise of stock options	418,845	3,124,392	794,808
Fair value of stock options exercised	374,129	2,699,042	768,356
Funds from the exercise of warrants and compensation warrants	284,437	12,994,358	293,642
Fair value of warrants and compensation warrants exercised	79,547	5,351,586	127,964
Conversion of convertible debentures	-	3,571,342	369,545
Fair value of warrants issued on conversion of convertible debentures	-	(1,229,305)	(146,858)
Exercise of warrants issued in conjunction with debt financing	-	-	221,620
Common shares issued to settle accounts payable	40,029	13,814	13,011
Funds from common shares issued on private placement	3,184,332	11,815,595	-
Share issue costs	(247,892)	(1,143,034)	-
Fair value of warrants issued on private placement	(656,734)	(3,766,007)	-
Fair value of broker warrant issued as share issue costs	-	(288,197)	-

December 31,	151,206,539	147,729,846	114,586,260

Equity Component of convertible debentures
Beginning balance	-	565,121	627,511
Fair value of equity component of convertible debentures	-	(565,121)	(62,390)

December 31,	-	-	565,121

Warrants and Compensation Options
Beginning balance	5,328,455	5,557,002	8,525,358
Fair value of warrants issued in conjunction with of debt financing	-	-	(221,620)
Fair value of warrants and compensation warrants exercised	(79,547)	(5,351,586)	(127,964)
Fair value of expired warrants and compensation options	-	(160,470)	(2,765,630)
Fair value of warrants issued on the exercise of convertible debentures	-	1,229,305	146,858
Fair value of warrants issued on private placement	656,734	3,766,007	-
Fair value of broker warrants issued as share issue costs	-	288,197	-

December 31,	5,905,642	5,328,455	5,557,002

Contributed Surplus
Beginning balance	46,954,333	44,407,679	38,799,337
Stock-based compensation	4,436,604	4,534,370	3,612,945
Fair value of stock options exercised	(374,129)	(2,699,042)	(768,356)
Fair value of expired warrants and compensation options	-	160,470	2,765,630
Fair value effect of conversion of convertible debentures	-	550,856	(1,877)

December 31,	51,016,808	46,954,333	44,407,679

Accumulated Other Comprehensive Loss
Beginning balance	(2,053,917)	(1,983,212)	(1,908,715)
Other comprehensive (loss) attributable to common
shareholders - translation adjustment	(606,364)	(70,705)	(74,497)

December 31,	(2,660,281)	(2,053,917)	(1,983,212)

Deficit
Beginning balance	(172,986,970)	(157,317,877)	(139,148,807)
Net loss	(21,036,690)	(15,669,093)	(18,169,070)

December 31,	(194,023,660)	(172,986,970)	(157,317,877)

Total Shareholders’ Equity	$11,445,048	$24,971,747	$5,814,973

The accompanying notes are an integral part of these consolidated financial statements.

POET TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in US Dollars)

For the Years Ended December 31,	2022	2021	2020

CASH AND CASH EQUIVALENTS (USED IN) PROVIDED BY:
OPERATING ACTIVITIES
Net loss	$(21,036,690)	$(15,669,093)	$(18,169,070)
Adjustments for:
Depreciation of property and equipment (Note 6)	1,054,264	840,366	631,263
Amortization of patents and licenses (Note 7)	80,246	69,560	65,782
Amortization of right of use asset (Note 8)	158,648	190,596	116,057
Accretion of debt discount on convertible debentures and non-cash interest (Notes 8 and 10)	49,738	213,843	524,095
Stock-based compensation (Note 13)	4,436,604	4,534,370	3,612,945
Non-cash settled operating costs (Notes 6 and 11)	40,029	13,814	910,738
Credit loss on receivable from the sale of discontinued operations (Note 21)	-	-	2,500,000
Gain on lease modification (Note 8)	-	-	(786)
Non-cash foreign exchange	-	-	161,000
Gain on contribution of intellectual property to joint venture (Note 5)	(1,746,987)	(2,587,500)	-
Share of loss in joint venture (Note 5)	3,211,993	1,142,249	-
Forgiveness of covid-19 government support loans (Note 24)	-	(186,747)	-

	(13,752,155)	(11,438,542)	(9,647,976)
Net change in non-cash working capital accounts:
Accounts receivable	(61,099)	-	-
Prepaid and other current assets	(356,199)	134,926	232,522
Accounts payable and accrued liabilities	1,596,690	70,323	(22,510)
Contract liabilities	246,853	-	-

Cash flows from operating activities	(12,325,910)	(11,233,293)	(9,437,964)

INVESTING ACTIVITIES
Maturity (purchase) of short-term investments (Note 2)	6,366,828	(6,366,828)	-
Proceeds from the sale of discontinued operations (Note 21)	-	-	15,500,000
Purchase of property and equipment (Note 6)	(3,011,562)	(771,523)	(1,521,788)
Purchase of patents and licenses (Note 7)	(62,475)	(159,359)	(52,075)

Cash flows from investing activities	3,292,791	(7,297,710)	13,926,137

FINANCING ACTIVITIES
Issue of common shares for cash, net of issue costs (Note 11)	3,639,722	26,791,311	1,088,450
Payment of lease liability (Note 8)	(204,518)	(237,634)	(144,142)
Proceeds from covid-19 government support loans (Note 24)	-	-	218,151

Cash flows from financing activities	3,435,204	26,553,677	1,162,459

Effect of exchange rate on cash	(114,015)	46,207	(205,867)

Net change in cash and cash equivalents	(5,711,930)	8,068,881	5,444,765
Cash and cash equivalents, beginning of year	14,941,775	6,872,894	1,428,129

Cash and cash equivalents, end of year	$9,229,845	$14,941,775	$6,872,894

The accompanying notes are an integral part of these consolidated financial statements.

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

1.	DESCRIPTION OF BUSINESS

POET Technologies Inc. is incorporated in the Province of Ontario. POET Technologies Inc. and its subsidiaries (the “Company”) design and develop the POET Optical Interposer and Photonic Integrated Circuits for the data center and tele-communications markets. The Company’s head office is located at 120 Eglinton Avenue East, Suite 1107, Toronto, Ontario, Canada M4P 1E2. These audited consolidated financial statements of the Company were approved by the Board of Directors of the Company on March 31, 2023.

These financial statements have been prepared on the going concern basis which assumes that the Company will have sufficient cash to pay its debts, as and when they become payable, for a period of at least 12 months from the date the financial report was authorised for issue.

As at December 31, 2022, the Company has accumulated losses of $(194,023,660) and working capital of $5,751,101. During the year ended December 31, 2022, the Company had negative cash flows from operations of $(12,325,910). The Company has prepared a cash flow forecast which indicates that it does not have sufficient cash to meet its minimum expenditure commitments and therefore needs to raise additional funds to continue as a going concern. As a result, there is substantial doubt about the Company’s ability to continue as a going concern.

To address the future funding requirements, management has undertaken the following initiatives:

1.	Raised $3,184,332 in gross funding from a private placement on December 2, 2022. The financing included the issuance of warrants at an exercise price of C$4.95. These warrants are currently in- the- money and will be exercisable after April 2, 2023
2.	Extended the exercise date and repriced certain warrants to induce warrant holders to exercise warrants that are in-the-money (See note 25).
3.	Encouraged warrant holders with in-the-money warrants that expire between April 2023 and September 2023 to exercise their warrants prior to the expiry dates.
4.	Established a strict budgetary process with a focus on maintaining an appropriate level of corporate overheads in line with the Company’s available cash resources.

The Company’s financial statements do not include any adjustments to the assets’ carrying amount, to the expenses presented and to the reclassification of the balance sheets items that could be necessary should the Company be unable to continue its operations.

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

The following table outlines the classification of financial instruments under IFRS 9:

Financial Assets
Cash and cash equivalents	Amortized cost
Short-term investments	Amortized cost
Accounts receivable	Amortized cost

Financial Liabilities
Accounts payable and accrued liabilities	Amortized cost
Convertible debentures	Amortized cost
Contract liabilities	Amortized cost
Covid-19 government support loans	Amortized cost

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

Cash and cash equivalents

Cash and cash equivalents consist of cash in current accounts of $1,981,765 (2021 - $4,216,911, 2020 - $722,894) and funds invested in US and Canadian Term Deposits of $7,248,080 (2021 - $10,724,864, 2020 - $6,150,000) earning interest at rates ranging from 0.20% - 0.25% and maturing in less than 90 days.

Cash and cash equivalents include restricted funds of nil (2021 - nil, 2020 - $184,569) which serves as a bank guarantee for the purchase of certain equipment. A bank guarantee was discharged in 2020 and a new bank guarantee was put in place. The new bank guarantee was discharged in 2021. The bank guarantee was reduced on a monthly basis by nil (2021 - $14,197, 2020 - $14,197) which is the amount paid monthly in settlement of the outstanding balance on the equipment.

Short-term investments

The short-term investments of nil (2021 - $6,366,828, 2020 - nil) consist of guaranteed investment certificates (GICs) held with one Canadian chartered bank and earn interest at rates ranging from 0.75 to 1.44%.

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

An impairment loss is reversed if there is an indication that there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. No impairment loss has been reported for the years ended December 31, 2022, 2021 and 2020.

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

In-Process Research and Development

Under IFRS, in-process research and development (“IPR&D”) acquired in a business combination that meets the definition of an intangible asset is capitalized with amortization commencing when the asset is ready for use (i.e., when development is complete). The Company does not capitalize its IPR&D.

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

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

3.	ACCOUNTS RECEIVABLE AND CONTRACT LIABILITIES

Revenue Contract Balances

	Contract
	Receivables	Liabilities

Opening balance, January 1, 2022	$-	$-
Customer deposits	-	(779,870)
Changes due to payment, fulfillment of performance obligations or revenues recognized	62,842	489,906
Effect of changes in foreign exchange rates	-	15,772

Balance, December 31, 2022	$62,842	$(274,192)

4.	PREPAIDS AND OTHER CURRENT ASSETS

The following table reflects the details of prepaids and other current assets at December 31:

	2022	2021	2020

Sales tax recoverable and other current assets	$128,321	$141,568	$122,353
Deposits on equipment	-	288,287	-
Prepaid expenses	147,186	50,668	496,364

	$275,507	$480,523	$618,717

5.	JOINT VENTURE

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

The Company’s contribution of intellectual property to SPX was independently valued at $22,500,000 at the time of its contribution. During the year ended December 31, 2022, the Company recognized a gain of $1,746,987 (2021 - $2,587,500, 2020 - nil) related to its contribution of intellectual property to SPX in accordance with IAS 28. The Company only recognized a gain on the contribution of the intellectual property equivalent to the Sanan IC’s interest in SPX, the unrecognized gain of $18,159,632 (2021 - $19,912,500, 2020 - nil) will be applied against the investment and periodically realized as the Company’s ownership interest in SPX is reduced. As at December 31, 2022, Sanan IC’s and the Company’s ownership interests were approximately 19.3% and 80.7% respectively (2021 - 11.5% and 88.5%, 2020 - nil).

SPX was determined to be a joint venture as both Sanan IC and POET exercise joint control over SPX. All relevant activity of SPX require unanimous consent.

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

5.	JOINT VENTURE (Contained)

The Company’s investment in joint venture during the year can be summarized as follows:

Balance, January 1, 2021	$-
Contribution of intellectual property	22,500,000
Unrecognized gain on contribution of intellectual property	(19,912,500)
Share of loss in joint venture for the year ended December 31, 2021	(1,142,249)

Investment balance, December 31, 2021	1,445,251
Recognized gain on contribution of intellectual property	1,746,987
Share of loss in joint venture for the year ended December 31, 2022	(3,211,993)
Effect of changes in foreign exchange rates	19,755

Investment balance, December 31, 2022	$-

Summarized financial information of the joint venture is as follows:

December 31,	2022	2021	2020

Current assets	$1,951,654	$2,287,252	$-
Intangible assets	18,708,065	22,500,000	-
Liabilities	(180,897)	(44,683)	-
Owners Equity	(20,478,822)	(24,742,569)	-

Net loss	$4,319,857	$1,212,417	$-

The Company recognizes its share of SPX’s profits or losses using the equity method. On a weighted average basis, the Company’s share of the net operating loss was 83.7% or $(3,614,211), however the Company recognized $(3,211,993) of the net operating loss of SPX for the year ended December 31, 2022 (2021 - $95.3% or $(634,666), 2020 - 0% or nil). In accordance with IAS 28, the Company can only account for a loss to the extent that it carries a net investment in the joint venture on the statement of financial position. The Company’s current share of the operating loss is a result of the high value of the Company’s initial contribution. The Company’s share of the loss will reduce as Sanan IC periodically contributes cash and other assets to SPX.

6.	PROPERTY AND EQUIPMENT

	Equipment not ready for use	Leasehold improvements	Machinery and equipment	Office equipment	Total

Cost
Balance, January 1, 2020	$764,342	$-	$2,873,255	$85,233	$3,722,830
Additions	888,726	68,961	525,685	38,416	1,521,788
Reclassification	(519,366)	-	516,111	3,255	-
Disposals (1)	(897,727)	-	-	-	(897,727)
Effect of changes in foreign exchange rates	(8,828)	2,967	79,606	1,281	75,026

Balance,December 31, 2020	227,147	71,928	3,994,657	128,185	4,421,917
Additions, net of returns (2)	(128,575)	-	842,877	57,221	771,523
Reclassification	(96,334)	47,393	48,941	-	-
Effect of changes in foreign exchange rates	(2,238)	(2,206)	(56,455)	(2,137)	(63,036)

Balance, December 31, 2021	-	117,115	4,830,020	183,269	5,130,404
Additions	1,902,713	-	1,087,414	21,435	3,011,562
Reclassification	(141,702)	-	162,917	(21,215)	-
Effect of changes in foreign exchange rates	54,898	6,544	11,270	(5,586)	67,126

Balance, December 31, 2022	1,815,909	123,659	6,091,621	177,903	8,209,092

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

6.	PROPERTY AND EQUIPMENT (Continued)

Accumulated Depreciation
Balance, January 1, 2020	-	-	511,806	67,964	579,770
Depreciation for the year	-	10,332	609,803	11,128	631,263
Effect of changes in foreign exchange rates	-	445	24,405	280	25,130

Balance, December 31, 2020	-	10,777	1,146,014	79,372	1,236,163
Depreciation for the year	-	18,891	794,834	26,641	840,366
Effect of changes in foreign exchange rates	-	(142)	(10,122)	(95)	(10,359)

Balance, December 31, 2021	-	29,526	1,930,726	105,918	2,066,170
Depreciation for the year	-	24,079	1,000,085	30,100	1,054,264
Effect of changes in foreign exchange rates	-	2,529	27,727	(12,105)	18,151

Balance, December 31, 2022	-	56,134	2,958,538	123,913	3,138,585

Carrying Amounts
At December 31, 2020	$227,147	$61,151	$2,848,643	$48,813	$3,185,754

At December 31, 2021	$-	$87,589	$2,899,294	$77,351	$3,064,234

At December 31, 2022	$1,815,909	$67,525	$3,133,083	$53,990	$5,070,507

(1)	During 2020, the Company settled certain R&D expenses by transferring $897,727 worth of equipment to the supplier. The equipment was initially installed in the fabrication facility of the supplier who provided discounted R&D services to the Company. The equipment will be used by the supplier for volume production primarily for the benefit of the Company.

(2)	During 2021, the Company returned $196,490 in equipment to a vendor. The equipment was not needed as the Company had alternatives. The equipment was returned without penalty to the Company.

7.	PATENTS AND LICENSES

Cost
Balance, January 1, 2020	$785,027
Additions	52,075
Disposals	-

Balance, December 31, 2020	837,102
Additions	159,359

Balance, December 31, 2021	996,461
Additions	62,475

Balance, December 31, 2022	1,058,936

Accumulated Amortization
Balance, January 1, 2020	332,643
Amortization	65,782

Balance, December 31, 2020	398,425
Amortization	69,560

Balance, December 31, 2021	467,985
Amortization	80,246

Balance, December 31, 2022	548,231

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

7.	PATENTS AND LICENSES (Continued)

Carrying Amounts

At December 31, 2020	$438,677

At December 31, 2021	$528,476

At December 31, 2022	$510,705

8.	RIGHT OF USE ASSET AND LEASE LIABILITY

The Company recognizes a lease liability and right of use asset relating to its commercial leases. The lease liability is measured at the present value of the remaining lease payments, discounted using the Company’s incremental borrowing rate of 12%.

Right of use asset	Building
Cost
Balance, January 1, 2020	$238,200
Additions	465,068
Lease modification	(47,939)
Effect of changes in foreign exchange rates	(2,097)

Balance, December 31, 2020	653,232
Effect of changes in foreign exchange rates	(4,122)

Balance, December 31, 2021	649,110
Lease modification	81,542

Balance, December 31, 2022	730,652

Accumulated Amortization
Balance, January 1, 2020	15,683
Amortization	116,057
Effect of changes in foreign exchange rates	806

Balance, December 31, 2020	132,546
Amortization	190,596
Effect of changes in foreign exchange rates	(922)

Balance, December 31, 2021	322,220
Amortization	158,648
Effect of changes in foreign exchange rates	8,737

Balance, December 31, 2022	489,605

Carrying Amounts

At December 31, 2020	$520,686

At December 31, 2021	$326,890

At December 31, 2022	$241,047

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

8.	RIGHT OF USE ASSET AND LEASE LIABILITY (Continued)

Lease liability

Balance, January 1, 2020	$223,758
Interest expense	44,655
Lease modification	(48,725)
Additions	452,385
Lease payments	(144,142)
Effect of changes in foreign exchange rates	4,066

Balance, December 31, 2020	531,997
Interest expense	67,675
Lease payments	(237,634)
Effect of changes in foreign exchange rates	(2,690)

Balance, December 31, 2021	359,348
Interest expense	49,738
Lease modification	81,542
Lease payments	(204,518)
Effect of changes in foreign exchange rates	(6,847)

Balance, December 31, 2022	$279,263

9.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities at December 31 was as follows:

	2022	2021	2020

Trade payables	$2,723,531	$987,498	$1,603,284
Payroll related liabilities	452,751	521,692	60,455
Accrued liabilities	186,148	282,032	66,622

	$3,362,430	$1,791,222	$1,730,361

10.	CONVERTIBLE DEBENTURES, LOAN PAYABLE AND PROMISSORY NOTE

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

The following table reflects the details of convertible debentures at December 31, 2020:

Convertible Debentures	Loan	Equity Component	Accretion	Debt Component

Issued April 3, 2020 (net of issue costs)	$1,293,519	$(242,004)	$338,988	$1,390,503
Issued May 3, 2020 (net of issue costs)	806,893	(151,842)	218,159	873,210
Issued June 3, 2020 (net of issue costs)	496,995	(93,278)	117,481	521,198
Issued August 2, 2020 (net of issue costs)	290,365	(54,978)	62,683	298,070
Issued September 19, 2020 (net of issue costs)	122,965	(23,019)	22,905	122,851
Effect of foreign exchange rate changes	-	-	-	135,414

Balance December 31, 2020	$3,010,737	$(565,121)	$760,216	$3,341,246

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

11.	SHARE CAPITAL

(a)	AUTHORIZED
Unlimited number of common shares
One special voting share

(b)	COMMON SHARES ISSUED

	Number of
	Shares	Amount

Balance, January 1, 2020	28,836,355	$112,144,172
Funds from the exercise of stock options	330,284	794,808
Fair value of stock options exercised	-	768,356
Funds from the exercise of warrants	74,400	293,642
Fair value of exercised warrants (Notes 10 and 11)	-	127,964
Issued on the conversion of convertible debentures (Note 10)	123,500	369,545
Fair value of warrants issued on conversion of convertible debentures	-	(146,858)
Exercise of warrants issued in conjunction with debt financing	94,245	221,620
Shares issued to settle accounts payable	3,027	13,011

Balance, December 31, 2020	29,461,811	114,586,260
Funds from the exercise of stock options	1,001,519	3,124,392
Fair value of stock options exercised	-	2,699,042
Issued on the conversion of convertible debentures (Note 10)	1,119,750	3,571,342
Fair value of warrants issued upon conversion of convertible debentures	-	(1,229,305)
Funds from the exercise of warrants	3,144,750	12,994,358
Fair value of warrants exercised	-	5,351,586
Funds from Common shares issued on private placement	1,764,720	11,815,595
Fair value of warrants issued on private placement	-	(3,766,007)
Share issue costs	-	(1,143,034)
Fair value of broker warrants issued as share issue costs	-	(288,197)
Shares issued to settle accounts payable	1,678	13,814

Balance, December 31, 2021	36,494,228	147,729,846
Funds from Common shares issued on private placement	1,126,635	3,184,332
Fair value of warrants issued on private placement	-	(656,734)
Share issue costs	-	(247,892)
Shares issued to settle accounts payable	5,422	40,029
Funds from the exercise of stock options	143,437	418,845
Fair value of stock options exercised	-	374,129
Funds from the exercise of warrants and compensation warrants	72,500	284,437
Fair value of warrants and compensation warrants exercised	-	79,547
Adjustment for 10 for 1 share consolidation	(272)	-

Balance, December 31, 2022	37,841,950	$151,206,539

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

In 2020, the Company engaged with a firm to assist with its shareholder communications strategy. The terms of the agreement require the Company to issue common shares at certain pre-determined dates in satisfaction of past services rendered. During the year ended December 31, 2022, the Company settled $40,029 (2021 - $13,814, 2020 - $13,011) in accounts payable related to services rendered in 2022 under this agreement by issuing 5,422 (2021 - 1,678, 2020 - 3,027) common shares at a price of $7.38 (CAD$9.38) (2021 - $8.20 (CAD$10.10), 2020 - $4.30 (CAD$5.60)) per share to the firm.

On December 2, 2022, the Company completed a non-brokered private placement offering of 1,126,635 units at a price of $2.78 (CAD$3.81) per unit for gross proceeds of $3,184,332 (CAD$4,292,479). Each unit consists of one common share and one half common share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at a price of $3.61 (CAD$4.95) per share until December 2, 2025. The Company paid finders’ fees aggregating to $42,090 (CAD$57,897) to four firms. The Company paid other share issue costs of $205,802 related to this private placement offering.

One director subscribed for 10,000 units of this private placement offering for gross proceeds of $27,800 (CAD$38,100).

The fair value of the share purchase warrants and broker warrants was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: dividend yield of 0%, risk-free interest rate of 3.48%, volatility of 69.93%, and estimated life of 3 years. The estimated fair value assigned to the warrants was $656,734.

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

11.	SHARE CAPITAL (Continued)

Share Consolidation

On February 24, 2022, the Company filed Articles of Amendment to consolidate its common shares on a ten-for-one basis. For further clarity, for every ten (10) pre-consolidated common shares, shareholders received one (1) post-consolidated common share. On February 28, 2022, the Company’s common shares began trading on the TSX Venture Exchange on a post consolidation basis. The Company’s name and trading symbol remained unchanged. All references to share and per share amounts in these consolidated financial statements and accompanying notes to the consolidated financial statements have been retroactively restated to reflect the ten-for-one share consolidation.

12.	WARRANTS AND COMPENSATION OPTIONS

The following table reflects the continuity of warrants and compensation options:

	Historical	Number of
	Average Exercise	Warrants/	Historical
	Price	Compensation options	Fair value

Balance, January 1, 2020	$4.30	4,953,979	$8,525,358
Fair value of warrants issued on conversion of convertible debentures (Notes 10 and 11)	3.80	123,500	146,858
Fair value of expired compensation options issued to brokers	4.30	(150,544)	(479,204)
Fair value related to the exercise of warrants issued as cost of debt financing (1)	2.70	(328,950)	(221,620)
Fair value of expired warrants issued on public offering	5.80	(1,254,535)	(2,286,426)
Historical fair value assigned to warrants exercised	3.90	(74,400)	(127,964)

Balance, December 31, 2020	3.90	3,269,050	5,557,002
Fair value of warrant issued on private placement (Note 26)	9.00	1,764,720	3,766,007
Fair value of broker warrants issued on private placement	6.70	105,883	288,197
Fair value of warrants issued on conversion of convertible debentures (Notes 10)	3.80	1,119,750	1,229,305
Historical fair value assigned to warrants exercised	3.90	(3,144,750)	(5,351,586)
Fair value of expired warrants	3.90	(93,300)	(160,470)

Balance, December 31, 2021	7.10	3,021,353	5,328,455
Fair value of warrant issued on private placement	1.17	563,318	656,734
Historical fair value assigned to warrants exercised	3.90	(72,500)	(79,547)

Balance, December 31, 2022	$6.15	3,512,171	$5,905,642

(1)	These warrants had a cashless exercise feature. The warrant holder utilized the cashless exercise feature to exercise the warrants, which resulted in the Company issuing 94,245 common shares to the warrant holders.

13.	STOCK OPTIONS AND CONTRIBUTED SURPLUS

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

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

13.	STOCK OPTIONS AND CONTRIBUTED SURPLUS (Continued)

Stock option transactions and the number of stock options outstanding were as follows:

		Historical
		Weighted Average
	Number of	Exercise
	Options	Price

Balance, January 1, 2020	5,326,034	$4.30
Expired/cancelled	(828,794)	10.20
Exercised	(330,284)	2.40
Granted	947,493	3.60

Balance, December 31, 2020	5,114,449	3.30
Expired/cancelled	(166,438)	3.40
Exercised	(1,001,519)	3.00
Granted	1,013,125	8.50

Balance, December 31, 2021	4,959,617	4.40
Expired/cancelled	(117,438)	6.02
Exercised	(143,437)	2.85
Granted	2,043,083	3.32

Balance, December 31, 2022	6,741,825	$4.10

During the year ended December 31, 2022, the Company recorded stock-based compensation of $4,436,604 (2021 - $4,534,370, 2020 - $3,612,945) relating to stock options that vested during the year.

The stock options granted were valued using the Black-Scholes option pricing model using the following assumptions:

	2022	2021	2020

Weighted average exercise price	$3.32	$8.50	$3.60
Weighted average risk-free interest rate	1.80% - 3.48%	0.80% - 1.48%	0.52% - 1.52%
Weighted average dividend yield	0%	0%	0%
Weighted average volatility	83.51%	90.68%	94.77%
Weighted average estimated life	10 years	10 years	10 years
Weighted average share price	$3.32	$8.50	$3.60
Share price on the various grant dates:	$2.72 - $6.71	$6.20 - $9.50	$2.20 - $3.90
Weighted average fair value	$2.70	$7.50	$3.00

The underlying expected volatility was determined by reference to the Company’s historical share price movements, its dividend policy and dividend yield and past experience relating to the expected life of granted stock options.

The weighted average remaining contractual life and weighted average exercise price of options outstanding and of options exercisable as at December 31, 2022 are as follows:

Options Outstanding				Options Exercisable

		Historical	Weighted		Historical
		Weighted	Average		Weighted
		Average	Remaining		Average
Exercise	Number	Exercise	Contractual	Number	Exercise
Range	Outstanding	Price	Life (years)	Exercisable	Price

$0.85 - $2.00	7,000	$2.00	5.59	7,000	$2.00
$2.01 - $2.84	2,197,179	$2.48	7.04	1,314,750	$2.36
$2.85 - $9.15	4,537,646	$4.61	7.69	2,510,644	$4.38

	6,741,825	$4.10	7.48	3,832,394	$3.68

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

14.	LOSS PER SHARE

	2022	2021	2020

Numerator
Net loss	$(21,036,690)	$(15,669,093)	$(18,169,070)

Denominator
Weighted average number of common shares outstanding	36,739,857	34,545,752	29,169,653
Weighted average number of common shares outstanding - diluted	36,739,857	34,545,752	29,169,653

Basic and diluted loss per share	$(0.57)	$(0.45)	$(0.62)

The effect of common share purchase options, warrants, compensation warrants and shares to be issued on the net loss in 2022, 2021 and 2020 is not reflected as they are anti-dilutive.

15.	COMMITMENTS AND CONTINGENCIES

The Company has operating leases on four facilities; head office located in Toronto, Canada, design and testing operations located in Allentown, Pennsylvania (formerly in San Jose, California) and operating facilities located in Singapore and China. The Company’s design and testing operations terminated a lease on January 31, 2021. A new lease was initiated on April 1, 2021 and expires on September 30, 2025. The lease on the Company’s operating facilities in Singapore was initiated on November 1, 2019 with an original expiry of April 30, 2022. The lease on the Singapore facility was renewed on May 1, 2022 and expires on May 31, 2023. The lease on the Company’s operating facilities in China was initiated in November 19, 2021 and expires on November 18, 2023. As at December 31, 2022, the Company’s head office was on a month to month lease term.

Remaining annual lease payments to the lease expiration dates are as follows:

2023	$227,844
2024 and beyond	146,881

$374,725

16.	RELATED PARTY TRANSACTIONS

Compensation to key management personnel were as follows:

	2022	2021	2020

Salaries	$2,010,479	$1,782,297	$1,501,058
Share-based payments (1)	1,711,716	2,077,333	2,144,930

Total	$3,722,195	$3,859,630	$3,645,988

(1)	Share-based payments are the fair value of options granted to key management personnel and expensed during the various years as calculated using the Black-Scholes model.

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

OPEL, ODIS, POET Shenzhen and PTS

OPEL, ODIS, POET Shenzhen and PTS are the designers and developers of the POET Optical Interposer platform and optical engines based on the POET Optical Interposer platform.

BB Photonics

BB Photonics developed photonic integrated components for the datacom and telecom markets utilizing embedded dielectric technology that enabled the partial integration of active and passive devices into photonic integrated circuits. BB Photonics’ operation is currently dormant.

On a consolidated basis, the Company operates geographically in Singapore, China (collectively “Asia”), the United States and Canada. Geographical information is as follows:

	2022
As of December 31,	Asia	US	Canada	Consolidated
Current assets	$664,658	$133,501	$8,770,035	$9,568,194
Property and equipment	4,496,734	573,773	-	5,070,507
Patents and licenses	-	510,705	-	510,705
Right of use asset	55,775	185,272	-	241,047

Total Assets	$5,217,167	$1,403,251	$8,770,035	$15,390,453

Year Ended December 31,	Asia	US	Canada	Consolidated
Revenue	$552,748	$-	$-	$552,748

Selling, marketing and administration	(2,121,596)	(5,885,970)	(1,508,705)	(9,516,271)
Research and development	(6,344,016)	(4,205,177)	(197,550)	(10,746,743)
Gain on contribution of intellectual property to joint venture	1,746,987	-	-	1,746,987
Interest expense	(17,701)	(32,037)	-	(49,738)
Other income, including interest	-	-	188,320	188,320
Share of loss in joint venture	(3,211,993)	-	-	(3,211,993)

Net loss	$(9,395,571)	$(10,123,184)	$(1,517,935)	$(21,036,690)

	2021
As of December 31,	Asia	US	Canada	Consolidated
Current assets	$537,647	$291,772	$20,959,707	$21,789,126
Investment in joint venture	1,445,251	-	-	1,445,251
Property and equipment	2,787,273	276,961	-	3,064,234
Patents and licenses	-	528,476	-	528,476
Right of use asset	150,134	176,756	-	326,890

Total Assets	$4,920,305	$1,273,965	$20,959,707	$27,153,977

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

17.	SEGMENT INFORMATION (Continued)

The Year Ended December 31,	Asia	US	Canada	Consolidated
Revenue	$209,100	$-	$-	$209,100

Selling, marketing and administration	(1,563,829)	(5,460,917)	(2,030,784)	(9,055,530)
Research and development	(4,849,553)	(2,679,452)	(636,123)	(8,165,128)

Gain on contribution of intellectual property to joint venture	2,587,500	-	-	2,587,500
Interest expense	(35,043)	(32,632)	(296,944)	(364,619)
Forgiveness of Covid-19 government support loans	-	186,747	-	186,747
Other income, including interest	-	-	75,084	75,084
Share of loss in joint venture	(1,142,249)	-	-	(1,142,249)

Net loss	$(4,794,074)	$(7,986,254)	$(2,888,767)	$(15,669,095)

	2020
As of December 31,	Asia	US	Canada	Consolidated
Current assets	$304,450	$69,874	$7,117,287	$7,491,611
Property and equipment	2,982,496	203,258	-	3,185,754
Patents and licenses	-	438,677	-	438,677
Right of use asset	289,542	231,144	-	520,686

Total Assets	$3,576,488	$942,953	$7,117,287	$11,636,728

The Year Ended December 31,	Asia	US	Canada	Consolidated
Selling, marketing and administration	$(1,182,054)	$(5,495,161)	$(1,460,783)	$(8,137,998)
Research and development	(3,269,873)	(1,447,729)	(1,916,715)	(6,634,317)
Impairment of long lived assets	-	-	-	-
Interest expense	(20,181)	(24,474)	(893,248)	(937,903)
Credit loss on receivable from the sale of discontinued operation	-	-	(2,500,000)	(2,500,000)
Other income, including interest	-	-	41,148	41,148

Net loss	$(4,472,108)	$(6,967,364)	$(6,729,598)	$(18,169,070)

18.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

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

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

18.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Continued)

The Company has classified financial assets and (liabilities) as follows at December 31:

	2022	2021	2020

Financial assets, measured at amortized cost:
Cash and cash equivalents	$9,229,845	$14,941,775	$6,872,894
Short-term investments	$-	$6,366,828	$-
Accounts receivable, measured at amortized cost:
Accounts receivable	$62,842	$-	$-
Other liabilities, measured at amortized cost:
Accounts payable and accrued liabilities	$(3,362,430)	$(1,791,222)	$(1,730,361)
Convertible debentures	$-	$-	$(3,341,246)
Covid-19 government support loans	$(29,520)	$(31,660)	$(218,151)
Contract liabilities	$(274,192)	$-	$-

Exchange Rate Risk

The functional currency of each of the entities included in the accompanying consolidated financial statements is the local currency where the entity is domiciled. Functional currencies include the Chinese Yuan, US, Singapore and Canadian dollar. Most transactions within the entities are conducted in functional currencies. As such, none of the entities included in the consolidated financial statements engage in hedging activities. The Company is exposed to a foreign currency risk when its subsidiaries hold current assets or current liabilities in currencies other than its functional currency. A 10% change in foreign currencies held would increase or decrease other comprehensive loss by $140,421.

Liquidity Risk

The Company currently does not maintain credit facilities. The Company’s existing cash and cash resources are not considered sufficient to fund operating and investing activities beyond one year from the issuance of these consolidated financial statements. The Company may, however, need to seek additional financing in the future.

19.	CAPITAL MANAGEMENT

In the management of capital, the Company includes shareholders’ equity (excluding accumulated other comprehensive loss and deficit) and cash. The components of capital on December 31, 2022 were:

Cash and cash equivalents	$9,229,845
Shareholders’ equity	$208,128,989

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

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

20.	EXPENSES

Research and development costs can be analysed as follows:

	2022	2021	2020

Wages and benefits	$4,267,937	$3,270,528	$1,586,900
Subcontract fees	2,946,729	1,516,343	3,802,919
Stock-based compensation	2,054,187	1,769,951	567,859
Supplies	1,477,890	1,608,306	676,639
	$10,746,743	$8,165,128	$6,634,317

Selling, marketing and administration costs can be analysed as follows:

Stock-based compensation	$2,382,417	$2,764,419	$3,045,086
Wages and benefits	2,648,862	2,643,451	2,233,449
Professional fees	1,173,743	1,155,316	800,551
General expenses	1,860,762	1,304,690	1,188,712
Depreciation and amortization	1,293,158	1,100,522	813,103
Rent and facility costs	157,329	87,130	57,097
	$9,516,271	$9,055,528	$8,137,998

21.	DISCONTINUED OPERATIONS

On November 8, 2019, the Company sold 100% of the issued and outstanding shares of DenseLight for $26,000,000. The Company received a total of $23,500,000 from the Buyer between November 8, 2019 and July 3, 2020. After taking into consideration the length of time it had taken the Buyer to make the payments and the Company’s expectations regarding the likelihood of receiving an additional payment, the Company determined that it was in its best interest to accept the total of $23,500,000 as full payment. As a result, the Company recognized a credit loss of $2,500,000 during the year ended December 31, 2020.

22.	REVENUE

Disaggregated Revenues

The Company disaggregates revenue by timing of revenue recognition, that is, at a point in time and revenue over time. During the year ended December 31, 2022, the Company recognized $552,748 (2021 - $209,100, 2020 - nil) from non-recurring engineering services. The revenue is recognized over time.

23.	INCOME TAXES

The following table reconciles the expected income tax recovery at the Canadian statutory income tax rate of 26.5% for 2022 (2021 - 26.5%, 2020 - 26.5%) to the amounts recognized in operations.

For the Year Ended December 31,	2022	2021	2020
Net loss before taxes	$(21,036,690)	$(15,669,093)	$(18,169,070)
Expected current income tax recovery	5,574,723	4,152,310	4,814,804

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

23.	INCOME TAXES (continued)

Adjustments to income tax recovery:

For the Year Ended December 31,	2022	2021	2020

Amounts not deductible for tax purposes	$(1,177,000)	$(1,201,600)	$(957,400)
Other non-deductible items	(66,000)	(111,000)	(137,000)
Other deductible items	161,000	157,000	115,000
Non-taxable gain (loss)	(388,000)	383,000	-
Non-taxable loan forgiveness	-	49,000	-
Deferred R&D expenses	(627,000)	-	-
Foreign tax differential	(828,000)	(508,000)	(221,000)
Unrecognized tax recovered (losses)	(2,649,723)	(2,920,710)	(3,614,404)
Income tax recovery recognized	$-	$-	$-

The following table reflects future income tax assets at December 31:

	2022	2021	2020

Resource assets	$1,024,271	$1,024,271	$1,024,271
Gross unamortized share issue costs	1,081,250	1,114,604	325,600
Capitalized S.174 expenses	2,368,000	-	-
Canadian non-capital losses	21,955,000	21,404,000	22,969,000
Canadian capital losses	5,156,000	5,565,125	4,432,532
US non-capital losses	93,000,000	86,073,000	78,829,000
Singapore non-capital losses	13,800,000	9,180,000	3,753,000
	138,384,521	124,361,000	111,333,403
Unrecognized deferred tax assets	(138,385,521)	(124,361,000)	(111,333,403)
Deferred income tax assets recognized	$-	$-	$-

24.	COVID-19 GOVERNMENT SUPPORT LOANS

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

On April 9, 2020, the Canadian government launched the Canada Emergency Business Account (“CEBA”) which is intended to support businesses during COVID-19 by providing interest free financing of up to $29,520 (CA$40,000) until December 31, 2023. If 75% of the loan is repaid by December 31, 2023, the loan recipient will be eligible for a loan forgiveness of the remaining 25% of the amount loaned. On April 15, 2020, the Company received a loan in the amount of $29,520 through the CEBA. If the loan has not been repaid by December 31, 2023, the outstanding amount will be automatically extended for an additional two years at 5% interest per annum payable monthly and maturing on December 31, 2025. The Company expects to repay 75% of the amount borrowed prior to December 31, 2023.

25.	SUBSEQUENT EVENTS

On January 23, 2023, the Company amended the expiry date and price of its February 11, 2023 and CAD$11.50 warrants to May 11, 2023 and CAD$4.25.

Between January 23, 2023 and March 22, 2023, the Company received $5,475,102 (CAD$7,474,543) from the exercise of 1,758,716 warrants.

Page 31