Form 20-F
period 2023-12-31
POET TECHNOLOGIES INC.
filed 2024-03-28
CIK 1437424

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                   to

Commission file number: 001-41319

POET TECHNOLOGIES INC.

(Exact name of Registrant as specified in its charter)

Ontario, Canada

(Jurisdiction of incorporation or organization)

1107 – 120 Eglinton Avenue East

Toronto, Ontario, M4P 1E2, Canada

(Address of principal executive offices)

Suresh Venkatesan, CEO

1107 – 120 Eglinton Avenue East

Toronto, Ontario, M4P 1E2, Canada

Telephone No.: 416 368 9411

Email: svv@poet-technologies.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, no par value	PTK	TSX Venture Exchange
Common Shares, no par value	POET	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

42,488,045 Common Shares, no par value

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

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Emerging growth company ☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

POET TECHNOLOGIES INC.

FORM 20-F ANNUAL REPORT

INTRODUCTION

POET Technologies Inc. is organized under the Business Corporations Act (Ontario). In this Annual Report, the “Company”, “we”, “our”, “POET” and “us” refer to POET Technologies Inc. and its subsidiaries (unless the context otherwise requires). We refer you to the documents attached as exhibits hereto for more complete information than may be contained in this Annual Report. Our principal Canadian corporate offices are located at Suite 1107, 120 Eglinton Avenue East, Toronto, Ontario M4P 1E2, Canada. Our U.S office is located at 1605 N. Cedar Crest Boulevard, Allentown, PA, 18104. Our telephone number in Toronto is (416) 368-9411.

We file reports and other information with the Securities and Exchange Commission (“SEC”) located at 100 F Street NE, Washington, D.C. 20549. You may obtain copies of our filings with the SEC by accessing their website located at www.sec.gov. We also file reports under Canadian regulatory requirements on SEDAR; you may access our reports filed on SEDAR by accessing the website www.sedar.com.

This Annual Report (including the consolidated audited financial statements for the years ended December 31, 2023, 2022 and 2021 attached thereto, together with the auditors’ report thereon), and the exhibits thereto shall be deemed to be incorporated by reference as exhibits to the Registration Statement of the Company on Form F- 10, as amended (File No. 333-227873), and to be a part thereof from the date on which this report was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

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

On October 21, 2020, the Company signed a Joint Venture Agreement (“JVA”) establishing a joint venture company (the “JV”), Super Photonics Integrated Circuit Xiamen Co., Ltd (“SPX”) with Xiamen Sanan Integrated Circuit Co. Ltd. (“Sanan IC”) whose purpose is to assemble, test, package and sell cost-effective, high-performance optical engines based on POET’s proprietary Optical Interposer platform technology.

SPX’S capitalization will consist of a combination of committed cash, capital equipment and intellectual property from Sanan IC and intellectual property and know-how from POET, with a combined estimated value of approximately $50M. Capitalization is on-going and has not yet been completed. POET’s contribution of certain intellectual property and know-how was valued by an independent appraiser at $22.5M. Sanan IC will contribute cash of approximately $25M for capital equipment and operating expenses, with the expectation that the eventual ownership of the JV will be approximately 52% Sanan IC and 48% POET. SPX is an independent company and is operated as a true joint venture, so its financial results are not consolidated into POET’s but are reported as a gain in the value of the contribution to the JV and a gain or loss in the Company’s percentage ownership of the JV.

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

Significant progress on SPX included the registration of SPX, appointment of the board of directors and key personnel, hiring of 36 employees, completion of 5,000 square feet of temporary facilities, ordering of key capital equipment for installation and qualification and outflow of approximately $7 million from Sanan IC to cover initial operating and capital expenditures to be contributed to the JV.

While each joint venturer has appointed one member to the Board of Directors of SPX, the company has its own governance and management structure and is operated under the laws of the Peoples Republic of China.

The Company has recognized a gain of $5,366,294 related to its contribution of intellectual property to SPX in accordance with IAS 28. The Company only recognizes a gain on the contribution of the intellectual property equivalent to the Sanan IC’s interest in SPX, the unrecognized gain of $17,127,825 will be applied against the investment and periodically realized as the Company’s ownership interest in SPX is reduced. As at December 31, 2023, Sanan IC’s and the Company’s ownership interests were approximately 23.9% and 76.1% respectively.

Net loss for the year ended December 31, 2023 was $20,267,365. The net loss included $10,077,930 incurred for research and development activities directly related to the development and commercialization of the POET Optical Interposer and POET Optical Engine products. Research and development included non-cash costs of $1,539,235 related to stock-based compensation. $10,795,155 was incurred for selling, marketing and administration expenses which included non-cash costs of $2,662,209 related to stock-based compensation and $1,922,140 related to depreciation and amortization.

The Company incurred $70,182 of interest expense, of which $53,614 was non-cash.

The Company recorded a gain on contribution of intellectual property to joint venture of $1,031,807. Additionally, the Company’s share of loss in joint venture was limited to $1,031,807 as required by IFRS standards.

The Company’s statement of financial position as of December 31, 2023 reflects assets with a book value of $8,777,417 compared to $15,390,453 as of December 31, 2022. Thirty six percent (36%) of the book value at December 31, 2023 was in current assets consisting primarily of cash and cash equivalents of $3,019,069 compared to sixty two percent (62%) of the book value as of December 31, 2022, which consisted primarily of cash and cash equivalents of $9,229,845.

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

Our actual results, performance and achievements may differ materially from those expressed in, or implied by, the forward-looking statements and information in this Annual Report as a result of various risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of the Company, including without limitation:

○	we have a limited operating history;

○	our need for additional financing, which may not be available on acceptable terms or at all;

○	the possibility that we will not be able to compete in the highly competitive semiconductor market;

○	the risk that our objectives will not be met within the timelines we expect or at all;

○	research and development risks;

○	the risks associated with successfully protecting patents and trademarks and other intellectual property;

○	the need to control costs and the possibility of unanticipated expenses;

○	manufacturing and development risks;

○	the risk that the price of our common shares will be volatile;

○	the risk that geopolitical uncertainties may negatively impact our business venture in China;

○	the risk that shareholders’ interests will be diluted through future stock offerings, option and warrant exercises; and

○	other risks and uncertainties described in Item 3.D. “Risk Factors”.

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

PART I

Item 1. Identity of Directors, Senior Management and Advisers

A. Not required.

Item 2. Offer Statistics and Expected Timetable

Not required.

Item 3. Key Information

A.	[Reserved]

B.	Capitalization and Indebtedness.

Not required.

C.	Reasons for the Offer and Use of Proceeds.

Not required.

D.	Risk Factors.

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

Risks Related to Our Business

As a result of our limited financial liquidity, we and our auditors have expressed substantial doubt regarding our ability to continue as a going concern.

As a result of our current limited financial liquidity, our auditors’ report for our 2023 financial statements, which is included as part of this report, contains a statement concerning our ability to continue as a going concern. Our limited liquidity could make it more difficult for us to secure additional financing or enter into strategic relationships on terms acceptable to us, if at all, and may materially and adversely affect the terms of any financing that we may obtain and our public stock price generally.

Our continuation as a going concern is dependent upon, among other things, achieving positive cash flow from operations and, if necessary, augmenting such cash flow using external resources to satisfy our cash needs. Our plans to achieve positive cash flow primarily include engaging in offerings of securities. Additional potential sources of funds include negotiating milestone payments for non-recurring engineering services or royalties from sales of our products. These cash sources could, potentially, be supplemented by financing or other strategic agreements. However, we may be unable to achieve these goals or obtain required funding on commercially reasonable terms, or at all, and therefore may be unable to continue as a going concern.

We have a history of large operating losses. We may not be able to achieve or sustain profitability in the future and as a result we may not be able to maintain sufficient levels of liquidity.

We have historically incurred losses and negative cash flows from operations since our inception. As of December 31, 2023, we had an accumulated deficit of $214,291,025. We expect that operating losses will continue into the near term. Our revenues are not considered sufficient to cover operating expenses. We can give no assurance that we will be profitable even if we successfully commercialize or products. Failure to become and remain profitable may adversely affect the market price of our common stock and ability to raise capital and continue operations.

As of December 31, 2023, we held $3,019,069 in cash and cash equivalents. We had working capital of $716,881.

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

The Company expects that it will need to raise additional capital in the future to fund more rapid expansion, respond to competitive pressures, acquire complementary businesses or technologies or take advantage of unanticipated opportunities, and it may seek to do so through public or private financing, strategic relationships or other arrangements. The ability of the Company to secure any required financing will depend in part upon prevailing capital market conditions and business success. There can be no assurance that the Company will be successful in its efforts to secure any additional financing on terms satisfactory to Management or at all. Even if such funding is available, the Company cannot predict the size of future issues of common shares or securities convertible into common shares or the effect, if any, that future issues and sales of common shares will have on the price of the Company’s common shares.

If the Company raises additional capital through the issuance of equity securities, the percentage ownership of the Company’s existing shareholders may be reduced, and such existing shareholders may experience additional dilution in net book value per share. Any such newly-issued equity securities may also have rights, preferences or privileges senior to those of the holders of the common shares. If additional funds are raised through the incurrence of indebtedness, such indebtedness may involve restrictive covenants that impair the ability of the Company to pursue its growth strategy and other aspects of its business plan, expose the Company to greater interest rate risk and volatility, require the Company to dedicate a substantial portion of its cash flow from operations to payments on its indebtedness, thereby reducing the availability of its cash flow to fund working capital and capital expenditures, increase the Company’s vulnerability to general adverse economic and industry conditions, place the Company at a competitive disadvantage compared to its competitors that have less debt, limit the Company’s ability to borrow additional funds, and otherwise subject the Company to the risks discussed under “Indebtedness” below and heighten the possible effects of the other risks discussed in these risk factors. In connection with any such future capital raising transaction, whether involving the issuance of equity securities or the incurrence of indebtedness, the Company may be required to accept terms that restrict its ability to raise additional capital for a period of time, which may limit or prevent the Company from raising capital at times when it would otherwise be opportunistic to do so.

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

Investors may not be able to obtain enforcement of civil liabilities against the Company.

The enforcement by investors of civil liabilities under the U.S. federal or state securities laws may be adversely affected by the fact that several of the Company’s officers and directors reside outside of the U.S. and that all, or a substantial portion, of their assets and a portion of our assets, are located outside the U.S. It may not be possible for an investor to effect service of process within the U.S. on, or enforce judgments obtained in the U.S. courts against, us, certain of our subsidiaries or certain of our directors and officers based upon the civil liability provisions of U.S. federal securities laws or the securities laws of any state of the U.S. In light of the above, there is doubt as to whether a judgment of a U.S. court based solely upon the civil liability provisions of U.S. federal or state securities laws would be enforceable against the Company, certain of its subsidiaries or the Company’s directors and officers.

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

Preparing our consolidated financial statements involves a number of complex manual and automated processes, which are dependent upon individual data input or review and require significant management judgment. One or more of these elements may result in errors that may not be detected and could result in a material misstatement of our consolidated financial statements. The Sarbanes-Oxley Act in the U.S. requires, among other things, that as a publicly traded company we disclose whether our internal control over financial reporting and disclosure controls and procedures are effective. Until December 31, 2021 we qualified as an “emerging growth company” under the JOBS Act, and, as a result, were exempted from certain SEC reporting requirements, including those requiring registrants to include an auditor’s report regarding the Company’s internal controls as part of such registrant’s periodic reports. Our “emerging growth company” status expired on December 31, 2021. The report of our auditors regarding the effectiveness of our internal controls over disclosure and financial reporting as of December 31, 2023 is attached as an exhibit to this annual report.

Our internal control over financial reporting cannot guarantee that no accounting errors exist or that all accounting errors, no matter how immaterial, will be detected because a control system, no matter how well designed and operated, can provide only reasonable, but not absolute assurance that the control system’s objectives will be met. If we are unable to implement and maintain effective internal control over financial reporting, our ability to accurately and timely report our financial results could be adversely impacted. This could result in late filings of our annual and quarterly reports under the Securities Act (Ontario) and the Securities Exchange Act of 1934 (the “Exchange Act”), restatements of our consolidated financial statements, a decline in our stock price, suspension or delisting of our common shares by the TSX Venture Exchange (“TSXV”), or other material adverse effects on our business, reputation, results of operations or financial condition.

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

If there is a change in conditions, or the degree of compliance with policies or procedure deteriorates, internal review of our internal control over financial reporting or the subsequent testing by our independent registered public accounting firm may reveal deficiencies in our internal control over financial reporting that are deemed material weaknesses. If this occurs, our consolidated financial statements or disclosures may contain material misstatements and we could be required to restate our financial results. Additionally, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting or our independent registered public accounting firm may not in future issue an unqualified opinion, each of which could lead to investors losing confidence in our reported financial information, which could have a material adverse effect on the trading price of our common shares, and we may be unable to maintain compliance with applicable stock exchange listing requirements.

Our management has identified a material weakness in the Company’s internal control over financial reporting and may identify additional material weaknesses in the future. If we fail to remediate the material weakness or if we otherwise fail to establish and maintain effective control over financial reporting, our ability to accurately and timely report our financial results may be affected, and such failure may adversely affect investor confidence and business operations.

In connection with the audit of our financial statements for the fiscal years ended December 31, 2023, a material weakness in our internal control over financial reporting was identified related to Cybersecurity controls.

The identified material weakness, if not corrected, could result in a material misstatement to our consolidated financial statements that may not be prevented or detected. In addition, even if we remediate our material weakness, we may be required to expend significant time and resources to further improve our internal control over financial reporting. If we fail to remediate our material weakness or fail to maintain adequate internal control over financial reporting, any new or recurring material weaknesses could prevent us from concluding that our internal control over financial reporting is effective and impair our ability to prevent material misstatements in our consolidated financial statements, which could cause our business to suffer.

Our ability to use our net operating losses and certain other tax attributes may be limited.

As of December 31, 2023, we had accumulated net operating losses (“NOLs”), of approximately $150 million. Varying jurisdictional tax codes have restrictions on the use of NOLs, if a corporation undergoes an “ownership change,” the Company’s ability to use its pre-change NOLs, R&D credits and other pre-change tax attributes to offset its post-change income may be limited. An ownership change is generally defined as a greater than 50% change in equity ownership. Based upon an analysis of our equity ownership, we do not believe that we have experienced such ownership changes and therefore our annual utilization of our NOLs is not limited. However, should we experience additional ownership changes, our NOL carry forwards may be limited.

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

Outbreaks of diseases and public health crises could delay our development activities and adversely affect our results of operations.

The Company faces risks related to health epidemics and other outbreaks of communicable diseases, which could significantly disrupt its operations and may materially and adversely affect its business and financial conditions.

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

The Company continues to monitor the developments and impacts of any health crises and pandemic diseases as they may arise. The Company cannot estimate whether, or to what extent, any future outbreak of epidemics or pandemics or other health crises may have an impact on the business, operations and financial condition of the Company. The outbreak of epidemics, pandemics or other public health crises, such as COVID-19 pandemic, may result in volatility and disruptions global supply chains and financial markets, as well as declining trade and market sentiment and reduced mobility of people, all of which could affect prices, interest rates, credit ratings, credit risk, share prices and inflation. The risks to the Company of such public health crises also include risks to employee health and safety, a slowdown or temporary suspension of operations in geographic locations impacted by an outbreak, increased labor costs, regulatory changes, political or economic instabilities or civil unrest as well as the Company’s ability to service its obligations as they arise. As such, the impacts of such crises may have a material adverse effect on the Company’s business, results of operations and financial condition and the market price of the Common Shares. There can be no assurance that the Company’s personnel or its contractors’ personnel will not be impacted by these pandemic diseases and ultimately see its workforce productivity reduced or incur increased safety and medical costs / insurance premiums as a result of these health risks.

Risks Related to Our Common shares

In order to qualify for listing on Nasdaq, we consolidated our common shares on a 10-for-1 basis, thereby reducing the total number of our common shares which are outstanding on a post-consolidation basis. We cannot guarantee that the reduction in the number of our outstanding common shares as a result of the consolidation will not adversely affect the liquidity of our common shares or decrease the overall value of the Company in the future.

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

The trading price for our common shares on the TSXV has been and is likely to continue to be highly volatile. Although we have registered our stock with the SEC, the U.S. market for our shares has been slow to develop, and if and as such a market develops, prices on that market are also likely to be highly volatile. The market prices for securities of early-stage technology companies have historically been highly volatile.

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

As of March 15, 2024, our 52-week high and low closing market prices for our common shares on the TSXV were CA$7.15 and CA$1.01. In the past, following periods of volatility in the market price of a company’s securities, securities class-action litigation has often been brought against that company. We may become involved in this type of litigation in the future. Litigation of this type may be expensive to defend and may divert our management’s attention and resources from the operation of our business

The listing of our common shares on multiple exchanges may adversely affect the liquidity and value of our common shares.

Currently, our common shares are traded on the TSXV and Nasdaq. We cannot predict the effect of listing our common shares on multiple exchanges on the market price of our common shares, and listing on multiple exchanges may dilute the liquidity of these securities in one or more markets.

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

Future sales of common shares, or the prospect of future sales, may depress our stock price. The exercise of share purchase options and warrants will create dilution which could adversely affect the Company’s shareholders.

Sales of a substantial number of common shares, or the perception that sales could occur, could adversely affect the market price of our common shares. Additionally, as of March 15, 2024, there were outstanding options to purchase up to 7,918,358 of our common shares. As of March 15, 2024, there were outstanding warrants to purchase 7,285,907 of our common shares. The holders of these options and warrants have an opportunity to profit from a rise in the market price of our common shares with a resulting dilution in the interests of the other shareholders. The existence of these options and warrants may adversely affect the terms on which we may be able to obtain additional financing. The weighted average exercise price of issued and outstanding options is CAD$4.82, the weighted average exercise price of warrants is CAD$1.79, which compares to the CAD$1.75 market price at closing on March 15, 2024. If all of these securities were exercised, an additional 15,265,764 common shares would become issued and outstanding. This represents an increase of 31.68% in the number of shares issued and outstanding and would result in significant dilution to current shareholders

The rights of our shareholders may differ from the rights typically afforded to shareholders of a U.S. corporation.

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

Neither Canadian law nor our Articles or By-laws limit the right of a non-resident to hold or vote common shares of the Company, other than as provided in the Investment Canada Act (the “Investment Act”), as amended by the World Trade Organization Agreement Implementation Act (the “WTOA Act”). The Investment Act generally prohibits implementation of a direct reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a “Canadian,” as defined in the Investment Act (a “non-Canadian”), unless, after review, the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in the common shares of the Company by a non-Canadian (other than a “WTO Investor,” as defined below) would be reviewable under the Investment Act if it were an investment to acquire direct control of the Company, and the value of the assets of the Company were CA$5.0 million or more (provided that immediately prior to the implementation of the investment the Company was not controlled by WTO Investors). An investment in common shares of the Company by a WTO Investor (or by a non- Canadian other than a WTO Investor if, immediately prior to the implementation of the investment the Company was controlled by WTO Investors) would be reviewable under the Investment Act if it were an investment to acquire direct control of the Company and the value of the assets of the Company equaled or exceeded certain threshold amounts determined on an annual basis. The threshold for a pre-closing net benefit review depends on whether the purchaser is: (a) controlled by a person or entity from a member of the WTO; (b) a state-owned enterprise (SOE); or (c) from a country considered a “Trade Agreement Investor” under the Investment Act. A different threshold also applies if the Canadian business carries on a cultural business. The 2024 threshold for WTO investors that are SOEs will be CA$528 million based on the book value of the Canadian business’ assets, up from CA$512 million in 2023. The 2023 thresholds for review for direct acquisitions of control of Canadian businesses by private sector investor WTO investors is $1.326 billion and private sector trade- agreement investors is $1.989 billion and are both based on the “enterprise value” of the Canadian business being acquired.

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

As a “foreign private issuer”, the Company is exempt from certain sections of the Exchange Act, which results in shareholders having less complete and timely information concerning the Company than if the Company were a domestic U.S. issuer.

As a “foreign private issuer,” as defined under the U.S. securities laws, we are exempt from certain sections of the Exchange Act. In particular, we are exempt from the proxy statement rules that are applicable to domestic U.S. issuers. The Company submits its proxy materials and annual meeting of shareholder information (which are prepared in accordance with Canadian standards) by filing a Form 6-K with the SEC, although those documents typically have more limited information than the corresponding documents required to be filed by U.S. domestic issuers, which results in our shareholders having less complete and timely data, including, among others, with respect to disclosure of: (i) personal and corporate relationships and age of directors and officers; (ii) material legal proceedings involving the Company, affiliates of the Company, and directors, officers promoters and control persons; (iii) the identity of principal shareholders and certain significant employees; (iv) related party transactions; (v) audit fees and change of auditors; (vi) voting policies and procedures; (vii) executive compensation; and (viii) composition of the Compensation Committee. In addition, in light of the Company’s status as a foreign private issuer, the officers, directors and principal shareholders of the Company are exempt from the short-swing insider disclosure and profit recovery provisions of Section 16 of the Exchange Act. The foregoing exemption results in our shareholders having less data in that regard than is made available by U.S. domestic issuers.

As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq Capital Market (“Nasdaq”) corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq’s corporate governance listing standards.

As a foreign private issuer listed on Nasdaq, we are subject to Nasdaq’s corporate governance listing standards. However, pursuant to Nasdaq rules, foreign private issuers are permitted to follow the corporate governance practices of their home country in certain instances, provided that disclosure regarding which requirements have not been complied with and confirmation regarding applicable Canadian corporate governance practices which are being followed has been provided. The Company has availed itself of the ability to follow applicable corporate governance standards of its home country in certain instances, and provided such disclosures and confirmations in applicable periodic reports filed with the SEC. Certain corporate governance practices in Canada, which is our home country, may differ significantly from Nasdaq corporate governance listing standards. Therefore, our shareholders may be afforded less protection than they otherwise would have in certain instances as a result of following such Canadian corporate governance practices.

The Company may lose its foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.

We are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2023. In order to maintain our current status as a foreign private issuer, either (a) a majority of our common shares must be owned of record by persons who are not residents or citizens of the United States or (b)(i) a majority of our executive officers and a majority of our directors cannot be citizens or residents of the United States, (ii) more than 50 percent of our assets must be located outside the United States and (iii) our business must be administered principally outside the United States. If we lose our status as a foreign private issuer, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, including the requirement to prepare our financial statements in accordance with U.S. generally accepted accounting principles, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. If we lose foreign private issuer status and are unable to comply with the reporting requirements applicable to a U.S. domestic issuer by the applicable deadlines, we would not be in compliance with applicable SEC rules or the rules of Nasdaq, which could cause investors could lose confidence in our public reports and could have a material adverse effect on the trading price of our common shares.

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

Warrants included with financings

Warrants offered with financings are not listed on any exchange. Investors may be unable to sell the warrants at the prices desired or at all. There is no existing trading market for the warrants and there can be no assurance that a liquid market will develop or be maintained for the warrants, or that an investor will be able to sell any of the warrants at a particular time (if at all). The liquidity of the trading market in the warrants, and the market price quoted for the warrants, may be adversely affected by, among other things:

●	changes in the overall market for the warrants;

●	changes in the Corporation’s financial performance or prospects;

●	changes or perceived changes in the Corporation’s creditworthiness;

●	the prospects for companies in the industry generally;

●	the number of holders of the warrants;

●	the interest of securities dealers in making a market for the warrants; and

●	prevailing interest rates.

Item 4. Information on the Company

A.	History and Development of the Company.

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

POET Optoelectronics Shenzhen Co., Ltd (“POET SZ”)

POET SZ is a wholly owned subsidiary of PTS. Situated in Shenzhen, China, PTSZ validates optical engine designs produced by ODIS and works with customers to incorporate optical engine designs into modules.

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

The Company operates geographically in the United States, Canada, Singapore and China.

Capital Expenditures

Our capital expenditures for the last three years, which principally consist of purchases of research and development equipment and instrumentation and patents are as follows:

Period	Capital Expenditure	Purpose
Fiscal 2023	$1,247,064	Instruments, equipment and patents
Fiscal 2022	$3,074,037	Instruments, equipment and patents
Fiscal 2021	$930,882	Instruments, equipment and patents

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

B.	Business Overview.

Overview

The Company is incorporated under the laws of the Province of Ontario. The Company’s shares trade under the symbol “POET” on Nasdaq in the U.S and under the symbol “PTK” on the TSXV in Canada.

POET Technologies is a design and development company offering photonic integrated packaging solutions based on the POET Optical Interposer™, a novel platform that allows the seamless integration of electronic and photonic devices onto a single chip using advanced wafer-level semiconductor manufacturing techniques. The semiconductor industry has adopted the term “Wafer-Level Chip-Scale Packaging” (or “WLCSP”) to describe similar approaches within the semiconductor industry. POET’s Optical Interposer eliminates costly components and labor-intensive assembly, alignment, and testing methods employed in conventional photonics. We believe the cost-efficient integration scheme and scalability of the POET Optical Interposer brings value to devices or systems that integrate electronics and photonics, including high-growth areas of communications and computing. The emergence of Artificial Intelligence (AI) systems over the past year has placed extraordinary demands on cloud-based AI service providers and hyperscale data centers for increases in network speeds and bandwidth. We believe that chip-scale integration is essential to developing hardware that can meet such demands and that POET is on the forefront of providing scalable solutions for current and future AI systems.

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

The rapid growth of AI software systems represents a profound opportunity for POET. We believe that the rapid growth of software services can only be sustained with hardware that meets the challenges of increasing speed and bandwidth, lower power consumption, lower cost, and the ability to scale to the volumes that will be required by data centers globally. POET meets these challenges in two ways: first, by providing to the market integrated, chip-scale Optical Engines that perform at the levels that are now being deployed in the most advanced AI clusters at speeds of 800Gbs (gigabits per second); and second, by offering what we believe is currently the only viable path to increasing the speeds and bandwidth of Optical Transceivers to 1.6Tbs (terabits per second) and 3.2Tbs in industry-standard pluggable form factors. In addition, we have used our Optical Interposer technology to develop Light Source products that address newly emerging architectures in data centers that are based on chip-to-chip data transfer using light, rather than electrons, which resolves speed, bandwidth, heat-generation and cost issues at a fundamental level. The combination of POET’s focus on leading-edge Optical Transceivers and Light Source products for next generation data center architectures essentially places POET among a small number of suppliers globally that are truly “pure play” AI hardware companies.

Research & Development

Beginning in 2017, POET began designing lasers for data communications applications and directed DenseLight Semiconductors, Pte. Ltd., a former subsidiary of the Company, to build such lasers to be compatible with the Optical Interposer platform. In 2019, the Company decided to adopt a “fab light” strategy, common among semiconductor companies, and divested its fabrication operations through the sale of DenseLight in November of that year. From 2018 - 2020, virtually all the R&D spending in the Company was dedicated to design & development of the Optical Interposer as a versatile platform technology, replete with features that enhance its utility across a variety of application spaces.

During the second half of 2021, the Company transitioned to product development by investing more than $2 million in the design & development of 100G and 200G optical engines in several configurations, including customized designs for specific customers and applications. Samples of optical engines at various stages of development were made available and delivered to customers in 2022 for initial evaluation and in 2023 for design-in and customer qualification. SPX is forecasted to produce Optical Engines in high volumes for several customers in 2024. POET’s effort in lower speed Optical Engine design and production was intended primarily as a way for POET to demonstrate the viability and market acceptance of its unique approach to integration and fabrication and to establish an initial presence in the market. However, the Company’s primary strategy is to offer Optical Engines at the highest speeds at which customers are deploying Optical Transceivers. In 2024, we expect that we will be primarily in 800G, and heavily focused on those hyperscale data centers actively implementing AI services. Consistent with this strategy, the Company has invested approximately $20 million in design, development and engineering programs related to its 400G transmit chiplets (combined in multiples of 400G to achieve 800G, 1.6T and 3.2T speeds), in 800G receive optical engines, and in light source products, and fabrication techniques.

The Company has designed, tested and sampled the current version of its 400G transmit (Tx) engine, and its 800G receive (Rx) engine with various customers. The Company intends to revise its 400G Tx product and to introduce a new version later this year. The 800G Rx has been well received, fully qualified and is expected to be incorporated in the optical transceiver modules of several customers this year. So long as the Company provides Optical Engines to optical transceiver module customers, there will always be customer centric adjustments to these products to fit their specific needs. The cost to make these adjustments will vary depending on the customer requirements.

The Company is expected to invest an additional $11 million in 2024 in ongoing development of the 400G Tx chiplet for inclusion in 800G and 1.6T optical tranceivers. POET is also committed to the development of its own optical transceiver modules, a critical next phase in the Company’s growth plan, with investments in that program beginning this year. At the present time, the Company expects to have a functional module by 2025 with sales of modules ramping in late 2025.

Target Markets

Data Center AI Market

To support the substantial increase in bandwidth consumption, internet data center operators are increasing the scale of their internet data centers and deploying infrastructure capable of higher data transmission rates. At the present time, much of the industry is moving from 100G to 400G and higher. With the growth of AI clusters, interest in acquiring 800G capable optical transceivers has literally skyrocketed. LightCounting estimates1 that AI services will add $17 billion in revenue over the next five years to the existing nearly $5 billion in annual shipments of ethernet transceivers in 2022. As transceiver speeds have increased the cost and complexity of assembling optical modules has also increased, few module makers have the ability to achieve economies of scale with conventional, non-semiconductor-based approaches. We believe that products incorporating the Company’s unique technology will enable POET to capture a significant share of this large market, especially at the cutting edge of higher speeds, particularly as AI-driven data centers increasingly deploy 800G optical transceivers and are actively looking for 1.6T capabilities.

Light Source Markets

There are numerous established companies and start-ups addressing the need to lower power consumption and increase the efficiency of the GPUs and memory devices typically used in AI systems. To date, these bandwidth and efficiency issues have been addressed by increasing the capabilities and protocols at which electronic data network systems operate. To achieve lower power, several device makers are beginning design systems to utilize light, instead of electrons to either perform certain computations, or to manage data traveling in and out of the processor and memory chips. Using light offers significant advantages of speed and lower heat generation than comparable electronic-only devices. There are currently no reliable sources that the Company has been able to find that estimate the current or future size of this market. However, we expect that when the hardware is fully developed and the market emerges, it is bound to be very large, and could eclipse the market for optical transceivers.

1LightCounting. “July 2023 Mega Data Center Optics Market Report”, July 2023 and “LightCounting Quarterly Market Update September 2023.”

Other Potential Photonics Markets

Other markets for POET’s integrated photonics solutions include 5G interconnect markets, such as PON and GPON, edge computing for machine-to-machine communications, and selected sensing markets, including LIDAR, Optical Coherence Tomography for medical devices, and certain consumer products, such as virtual reality systems.

Manufacturing

To address the challenge of producing devices in the large quantities that are needed by customers in the high-volume data communications industry, POET entered into an agreement in late 2020 with Xiamen Sanan Integrated Circuit Co. Ltd. (“Sanan IC”), a subsidiary of Sanan Optoelectronics Xiamen Co. Ltd. to form a joint venture to assemble, test and sell POET-designed optical engines in high volumes. Sanan is the world’s largest manufacturer of compound semiconductor devices, producing over 25 million eight-inch wafers per year across a variety of substrate types and applications. The objective of the joint venture company, which is named “Super Photonics Xiamen” (“SPX”) is to assemble, test and sell optical engines based on the POET Optical Interposer, along with devices procured from various suppliers, including Sanan IC, into finished products. Except for specific customers as agreed between the parties, optical engines for 100G and 200G applications will be sold exclusively world-wide by SPX. 400G optical engines will be sold by SPX in the China territory while the Company will sell 400G and 800G optical engines to customers in the United States, Europe and elsewhere outside the China territory. Volume production of optical engines designed for specific customers with high volumes is expected to ramp in mid-2024.

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

We recently refined our strategy to reflect our current thinking about how best to achieve our vision and mission for the Company:

●	Support Super Photonics Xiamen (SPX), a joint venture between POET and Sanan IC, as an independent company to drive growth in optical transceivers and deliver maximum cash flow to partners. POET’s designs for Optical Engines are assembled by SPX into samples that customers can test and are designed-in to modules supplied to end-users, such as network equipment companies and data center operators. POET’s shortest path to commercial success is the deployment of its Optical Engines that are designed into the optical modules of its customers. This activity provides validation for the technical feasibility, market acceptance and scalability of POET’s Optical Engines. SPX has matured to the point where it can provide design support and deliver samples and production devices to in China, where virtually all optical transceiver module manufacturers are located. As SPX builds a revenue base it becomes an asset for generating cash in the form of dividends or becomes a potential source of non-equity capital for POET to support its own growth. POET has no capital commitment requirements for the advancement of SPX to a revenue-generating entity. Prior to a future planned exit on the Shanghai Exchange, opportunities to sell a portion of POET’s equity interest in SPX are also being actively pursued.

2 PitchBook Data Inc., “Emerging Tech Research” and “Q1 and Q3 2022 Artificial Intelligence & Machine Learning Reports”, Brendan Burke, Senior Analyst.

3 “Celestial AI Raises $56 Million Series A to Disrupt the Artificial Intelligence Chipset Industry with Novel Photonic-Electronic Technology Platform”, February 4, 2022, Businesswire.

●	Engage with industry leaders and incumbents. We will continue to promote the potential of the Optical Interposer and POET-designed Optical Engines to solve critical challenges with current approaches to data transfer in data center and telecom applications, especially to those hyperscale data centers implementing large-scale AI applications. We believe that the size, performance and design flexibility of POET’s chiplet approach to integration and to the rapid introduction of successive product generations is an enabling technology that will allow POET to enter markets where relatively few competitors will have the requisite technology to succeed.

●	Transition to making Optical Transceiver Modules for direct sales to end-users In addition to adding features to the Optical Interposer, we have added essential electronic components, such as Trans Impedance Amplifiers (TIAs) and laser drivers to the interposer platform, which improves performance and lowers the cost of module assembly. We intend to add the necessary capabilities for design and development optical transceiver modules to our existent capabilities in Optical Interposer and Optical Engine design. Being most familiar with the unique capabilities of our technology, we believe that we are in a position to rapidly extend our expertise to complete optical modules. Doing so has the advantage of avoiding a lengthy sales and qualification cycle (i.e., selling to module makers who then sell to end users) and being able to sell directly to end users, showcasing our own branded products to network equipment suppliers and data center operators..

●	Establish additional fabrication and sales operations for advanced, high-speed transceiver modules and packaged light source products. Internally, we refer to this our “China plus One” strategy, which is only partially dictated by the current international political climate. We are planning to develop our advanced products as modules and packaged products that we will sell directly to end-users, which will require additional fabrication, assembly, marketing and sales operations. In addition, we expect that as we approach other vertical market applications outside of optical transceivers and packaged light sources, our strategy may include the formation additional partnerships in those market segments in order to develop appropriate strategies for the fabrication of devices whose functions will be materially different from those of transceivers and with correspondingly different distribution and sales. The form of such partnerships may also be different than what was established for transceivers.

●	Pursue complementary strategic alliance or acquisition opportunities for inorganic growth. We intend to evaluate and selectively pursue strategic alliances or acquisition opportunities for growth and vertical integration that we believe will accelerate our penetration of specific applications or vertical markets with our technology or products.

●	Explore technology licensing opportunities for growth in non-target sectors. It is not possible for the Company to pursue all potential applications for the POET Optical Interposer. We will carefully consider opportunities to license our technology to others when and if appropriate.

Our Products

POET Optical Engine Products currently include the following:

● 100G LR4 Tx and Rx

● 200G FR4 Tx and Rx

● 400G/800G FR4 Rx with integrated TIA

● 400G/800G FR4 Tx with integrated Driver

● 1.6T 4xFR4 Rx with integrated TIA

● 200G/Lane Tx & Rx for 1.6T and 3.2T

● LightBar: C-Band External Light Source

● LightBar: O-Band External Light Source

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

Intellectual Property

We have 69 issued patents and 19 patent applications pending, including three provisional patent applications. Of the 69 issued patents, 30 are directly related to the Optical Interposer and include fundamental design and process patents. All 19 applications pending are Optical Interposer-related. Multiple additional applications are in various stages of preparation. The patents cover device structures, underlying technology related to the Optical Interposer, applications of the technology, and fabrication processes. We intend to continue to apply for additional patents in the future. We believe these patents provide a significant barrier to entry against competition along with company trade secrets and know-how. Currently, we are working on the design of integrated devices, manufacturing processes, assembly and packaging processes, and products for data communication applications in the data center market.

Geographic Distribution of Revenue

Revenue and geographic markets in 2023, 2022 and 2021 were approximately as follows:

Region	2023	2022	2021
Europe	$191,225	$58,998	$-
North & South America	$274,552	$493,750	$209,100

C.	Organizational Structure.

The following graphically displays the organizational structure of the Company:

(1)	There are 28,374,000 Class A Common Shares of OPEL Solar, Inc. issued and outstanding, all of which are held by the Company. There are no other outstanding securities of OPEL Solar, Inc. other than the Class A Common Shares.

(2)	There are 5 Common Shares of ODIS Inc. issued and outstanding, held by OPEL Solar, Inc.

(3)	There is 1 Ordinary share of POET Technologies Pte Ltd. issued and outstanding, held by POET Technologies Inc.

(4)	There are 1,000,000 Preferred Shares and 1,050,100 Common shares of BB Photonics Inc. issued and outstanding, all of which are held by the Company. There are no other outstanding securities of BB Photonics Inc.

(5)	POET Optoelectronics Co, Ltd. is a wholly owned subsidiary of POET Technologies Pte. Ltd with a registered capital of RMB1,168,833.
(6)	Super Photonics Xiamen Co., Ltd is joint venture located in Xiamen, China. The Company currently has an 76.1% interest in the joint venture with Sanan Integrated Circuit Co., Ltd, the other joint venturer, holding the remaining 23.9% interest in the joint venture.

D.	Property, Plants and Equipment.

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

Item 5. Operating and Financial Review and Prospects

The following discussion should be read in conjunction with the audited consolidated financial statements of the Company and the related notes for the years ended December 31, 2023, 2022 and 2021 and the accompanying notes thereto included elsewhere in this Annual Report. This discussion contains forward-looking statements that involve risks and uncertainties. See “Cautionary Statements Regarding Forward-Looking Statements” discussed above. Actual results could differ materially from those anticipated by forward-looking information due to factors discussed under “Item 3.D. Risk Factors” and “Item 4.B. Business Overview.”

A.	Operating Results.

The information in this section should be read in conjunction with our audited consolidated financial statements for the years ended December 31, 2023, 2022 and 2021 and related notes and the information contained elsewhere in this report.

Cash and cash equivalents

Cash and cash equivalents consist of cash in current accounts of $1,249,116 (2022 - $1,981,765, 2021 - $4,216,911) and funds invested in US and Canadian Term Deposits of $1,769,953 (2022 - $7,248,080, 2021 - $10,724,864) earning interest at rates ranging from 0.20% - 0.25% and maturing in less than 90 days. The decrease was primarily due to a lack of revenue and limited equity raises during the year.

Short-term investments

The short-term investments of nil (2022 – nil, 2021 - $6,366,828); in 2021, the Company’s short term investments consisted of guaranteed investment certificates (GICs) held with one Canadian chartered bank and earn interest at rates ranging from 0.75 to 1.44%.

Selected Annual Data

The selected financial data of the Company for the years ended December 31, 2023, 2022 and 2021 was derived from the audited annual consolidated financial statements of the Company, which have been audited by Marcum LLP, independent registered public accounting firm, as described in their report which is included in this Annual Report.

The information contained in the selected financial data for the 2023, 2022 and 2021 years is qualified in its entirety by reference to the Company’s consolidated financial statements and related notes included under the heading ITEM 17. “Financial Statements” and should be read in conjunction with such financial statements and with the information appearing under the heading ITEM 5 “Operating and Financial Review and Prospects”. Except where otherwise indicated, all amounts are presented in accordance with IFRS as issued by IASB.

The selected annual information for continuing operations for 2023, 2022 and 2021 can be further analyzed as follows:

Research and development can be analyzed as follows:

	2023	2022	2021

Wages and benefits	$4,298,207	$4,267,937	$3,270,528
Subcontract fees	1,864,122	2,946,729	1,516,343
Stock-based compensation	1,539,235	2,054,187	1,769,951
Supplies	2,376,366	1,477,890	1,608,306
	$10,077,930	$10,746,743	$8,165,128

Selling, marketing and administration costs can be analyzed as follows:

Stock-based compensation	$2,662,209	$2,382,417	$2,764,419
Wages and benefits	2,649,770	2,648,862	2,643,451
Professional fees	1,744,771	1,173,743	1,155,316
General expenses	1,681,899	1,860,762	1,304,690
Depreciation and amortization	1,922,140	1,293,158	1,100,522
Rent and facility costs	134,366	157,329	87,130
	$10,795,155	$9,516,271	$9,055,528

Factors Affecting Our Results of Operations

Analysis of Continuing Operations

Year Ended December 31, 2023 compared to Year Ended December 31, 2022

Net loss was $20,267,365 for the year ended December 31, 2023 compared to a net loss of $21,036,690 for the same period for 2022, a decrease of $769,325 (4%). The following discusses the significant variances between the period and 2022:

Total R&D decreased by $668,813 (6%) to $10,077,930 for the year ended December 31, 2023 from $10,746,743 for the same period in 2022. For the purposes of the following analysis, non-cash stock-based compensation of $1,539,235 has been excluded and is included with the analysis of non-cash stock-based compensation below.

Depreciation and amortization increased by $628,982 (49%) to $1,922,140 for the year ended December 31, 2023 from $1,293,158 for the same period in 2022. Subsequent to the sale of DenseLight, the Company embarked on a “fab-light” strategy with a required test facility situated in Singapore and product development facility in China. The increase in depreciation and amortization was a result of assets acquired for these new facilities.

Professional fees increased by $571,028 (49%) to $1,744,771 for the year ended December 31, 2023 from $1,173,743 for the same period in 2022. During the period, the Company incurred legal fees related to certain unsuccessful financing arrangements that it was engaged in. Additionally, the Company incurred fees related to the preparation of regulatory documents to support multiple at-the-market financing programs.

Impact of joint venture was nil for the year ended December 31, 2023 compared to a net loss of $1,465,006 for the same period in 2022. The impact of joint venture relates to the Company’s activity related to its investment in SPX. During 2023, the Company recorded a non cash gain on its contribution of IP to SPX of $1,031,807 compared to $1,746,987 in 2022. The Company recognized its share of SPX’s losses using the equity method. On a weighted average bases, the Company incurred approximately 78.9% or $(3,026,408) of the net operating loss of SPX for 2023 compared to $(3,614,211) or 83.7% in 2022. Although the Company’s equity ownership of SPX approximated 76.1% at December 31, 2023, the Company only recognized $(1,031,807) of its share of loss in SPX in 2023, compared to $(3,211,993) in 2022 because the value of its investment is carried at nil on the consolidated statements of financial position precluding further loss recognition under the standards.

General expenses and rent decreased by $201,826 (10%) to $1,816,265 for the year ended December 31, 2023 from $2,018,091 for the same period in 2022. In 2022, the Company engaged with a firm to assist with a new shareholder outreach program at a cost of $73,280. Additionally, the Company paid $30,000 to the transfer agent in annual fees to manage to various trust agreements related to debenture warrants outstanding in 2022, there were no debentures outstanding in 2023. The Company also reduced the services of certain investor relations advisers in 2023.

Non-cash stock-based compensation decreased by $235,160 (5%) to $4,201,444 for the year ended December 31, 2023 from $4,436,604 for the same period in 2022. The valuation of stock options is driven by a number of factors including the number of options granted, the strike price and the volatility of the Company’s stock. The stock option expense is dependent on the timing of the stock option grant and the amortization of the options as they vest. The stock options vest in accordance with the policies determined by the Board of Directors at the time of the grant consistent with the provisions of the Plan.

The Company issued warrants in USD during 2023. The issuance of those warrants created a derivative liability which is periodically remeasured and adjusted to reflect the fair value of the warrants. The Company had a non-cash adjustment of $24,865 for the year ended December 31, 2023 related to the fair value adjustment of the derivative liability.

Other (income), including interest increased by $46,670 (25%) to $234,990 for the year ended December 31, 2023 from $188,320 for the same period in 2022. The increase in other (income), including interest was a result of interest income earned from short-term investments and cash equivalents during 2023.

Year Ended December 31, 2022 compared to Year Ended December 31, 2021

Net loss for the year ended December 31, 2022 was $21,036,690 compared to a net loss of $15,669,093 for the same period in 2021, an increase of $5,367,597 (34%). The following discusses the significant variances between the period and 2021.

During the year, NRE revenue increased by $343,648 (164%) to $552,748 for the year ended December 31, 2022 from $209,100 for the same period in 2021. The Company provided services under an NRE contract to one customer in 2021. In 2022, the Company is now providing similar services to multiple customers, one of which continued to contract services from last year. The revenue relates to unique projects that are being addressed utilizing the capabilities of the POET Optical Interposer.

Total R&D increased by $2,581,615 (32%) to $10,746,743 for the year ended December 31, 2022 from $8,165,128 for the same period in 2021. For the purposes of the following analysis, non-cash stock-based compensation of $2,054,187 during the year ended December 31, 2022 has been excluded and is included with the analysis of non-cash stock-based compensation below.

R&D, excluding non-cash stock-based compensation, increased by $2,297,379 (36%) to $8,692,556 for the year ended December 31, 2022 from $6,395,177 for the same period in 2021. The increase in R&D is a result of the new stage of the Company’s development where it is transitioning from technology development to product development. As the transition occurs, qualified engineers are needed to fill roles related to new production introduction and quality control. R&D wages increased by $997,409 (30%) to $4,267,937 for the year ended December 31, 2022 from $3,270,528 for the same period in 2021. The Company has also engaged with new suppliers, through non-recurring engineering and qualification programs, to ensure that the supply of required products and services will meet the Company’s standards and will be available as needed. These programs resulted in an increase in R&D supplies and subcontract fees of $1,299,970 (42%) to $4,424,619 for the year ended December 31, 2022 from $3,124,649 for the same period in 2021.

Interest expense was $49,738 for the year ended December 31, 2022 from $364,619 for the same period in 2021, a decrease of $314,881 (86%). The Company raised $3,729,921 in convertible debentures between April 2019 and September 2019 with two-year maturities. The Company was required to pay monthly interest on the convertible debentures. As the convertible debentures reached maturity during 2021, interest cost was reduced. All convertible debenture were either converted or matured in 2021. Interest in the year is non-cash.

Depreciation and amortization increased by $192,636 (18%) to $1,293,158 for the year ended December 31, 2022 from $1,100,522 for the same period in 2021. With the sale of DenseLight, the Company embarked on a “fab-light” strategy with a required test facility situated in Singapore and product development facility in China. The increase in depreciation and amortization was a result of assets acquired for these new facilities.

Impact of joint venture decreased by $2,910,257 (201%) to a net loss of $1,465,006 for the year ended December 31, 2022 from a net gain of $1,445,251 for the same period in 2021. The impact of joint venture relates to the Company’s activity related to its investment in SPX. During the year, the Company recognized its share of SPX’s losses using the equity method. On a weighted average basis, the Company’s share of the net operating loss was 83.7% or $3,614,211 for the year ended December 31, 2022, however the Company only recognized $3,211,993 of the net operating loss of SPX for the year ended December 31, 2022, because the investment is carried at nil (2021 - $1,445,251) on the consolidated statements of financial position. On a weighted average bases the net operating loss was 95.3% or $1,142,249 for the same period in 2021. The loss for the year ended December 31, 2022 was offset by a recognized gain of $1,746,987 related to the Company’s contribution of intellectual property to SPX in accordance with IAS 28. The Company recognized a gain of $2,587,500 during the same period in 2021.

General expenses and rent increased by $626,271 (45%) to $2,018,091 for the year ended December 31, 2022 from $1,391,820 for the same period in 2021. The increase was primarily a result of the increase in D&O insurance subsequent to the Company’s listing on Nasdaq. D&O insurance is substantially higher for US listed Companies than for Canadian listed Companies. The Company was only listed on the TSXV in 2021. Additionally, the Company’s lease for its Singapore facility was renewed in Q2 2022. The lease term is currently one year, accordingly the accounting rules relating to leases permits the Company to record rent expense. Some lease related costs in 2021 were charged to interest expense and amortization because the lease term exceeded one year. Other drivers for the increase over 2021 were the fees associated with listing on Nasdaq, costs associated with the new shareholder outreach program and costs related to the Company’s presentation at the Optical Fiber Conference. The Company did not have similar costs in 2021.

Other (income), including interest decreased by $73,511 (28%) to $188,320 for the year ended December 31, 2022 from $261,831 for the same period in 2021. During 2021, the Company received notice from the Small Business Administration of Washington, DC that its Covid-related PPP loan of $186,747 was forgiven in full. The Company did not have a similar forgiveness in the prior year. Other (income) including interest was all interest income in the year. Interest income for the year ended December 31, 2021 was $75,084.

Exchange Rate Risk

The functional currency of each of the entities included in the accompanying consolidated financial statements is the local currency where the entity is domiciled. Functional currencies include the Chinese Yuan, US, Singapore and Canadian dollar. Most transactions within the entities are conducted in functional currencies. As such, none of the entities included in the consolidated financial statements engage in hedging activities. The Company is exposed to a foreign currency risk when its subsidiaries hold current assets or current liabilities in currencies other than its functional currency. A 10% change in foreign currencies held would increase or decrease other comprehensive loss by $198,000.

Liquidity Risk

The Company currently does not maintain credit facilities. The Company’s existing cash and cash resources are considered sufficient to fund operating and investing activities beyond one year from the issuance of these consolidated financial statements. The Company may, however, need to seek additional financing in the future.

B.	Liquidity and Capital Resources.

The Company had working capital of $716,881 on December 31, 2023 compared to $5,751,101 on December 31, 2022. The Company’s statement of financial position as of December 31, 2023 reflects assets with a book value of $8,777,417 compared to $15,390,453 as of December 31, 2022. 36% of the book value at December 31, 2023 was in current assets consisting primarily of cash and cash equivalents of $3,019,069 compared to 62% of the book value as of December 31, 2022, which consisted primarily of cash and cash equivalents of $9,229,845.

During the year ended December 31, 2023, the Company had negative cash flows from operations of $(15,407,462). The Company has prepared a cash flow forecast for one year from December 31, 2023 which indicates that it does not have sufficient cash to meet its minimum expenditure commitments and therefore needs to raise additional funds to continue as a going concern. As a result, there is substantial doubt about the Company’s ability to continue as a going concern.

To address the future funding requirements, management has undertaken the following initiatives:

1.	Raised CA$6,219,667 (US$4,607,161) in gross funding from a private placement on January 24, 2024.The financing included the issuance of warrants at an exercise price of CA$1.52. These warrants are currently in- the- money and will be exercisable after May 25, 2024.

2.	Raised $1,607,400 in gross funding from a public offering on December 4, 2023. The financing included the issuance of warrants at an exercise price of $1.12. These warrants are currently in- the- money and holders of these warrants are encouraged to exercise them.

3.	Raised $983,194 in gross proceeds from its at-the-market programs which were raised between June 30, 2023 and December 31, 2023.

4.	Established a strict budgetary process with a focus on maintaining an appropriate level of corporate overheads in line with the Company’s available cash resources.

The Company’s financial statements do not include any adjustments to the assets’ carrying amount, to the expenses presented and to the reclassification of the balance sheets items that could be necessary should the Company be unable to continue its operations.

The following is a summary of Company’s cash flows and working capital:

	2023	2022	2021
	$	$	$
Net cash used in operating activities	(15,407,462)	(12,325,910)	(11,233,293)
Net cash from investing activities	(1,247,064)	3,292,791)	(7,297,710)
Net cash from financing activities	10,195,500	3,435,204	26,553,677
Effect of exchange rate changes on cash	248,250	(114,015)	46,207
Change in cash	(6,210,776)	(5,711,930)	8,068,881
Opening cash	9,229,845	14,941,775	6,872,894
Ending cash	3,019,069	9,229,845	14,941,775

Operating Activities

During 2023, the Company recorded consolidated losses of $20,267,365 (2022 - $21,036,690, 2021 - $15,669,093).

The operating activities of the included the following non-cash items: non-cash stock-based compensation of $4,201,444 (2022 - $4,436,604, 2021 - $4,534,370), depreciation and amortization of $1,922,161 (2022 - $1,293,158, 2021 - $1,100,522), accretion of debt discount on convertible debentures and non-cash interest of $53,614 (2022 - $49,738, 2021 - $213,843). Gain on contribution of intellectual property to joint venture was $1,031,807 (2022 - $1,746,987, 2021 - $2,587,500) while the Company had a share of loss in joint venture of $1,031,807 (2022 - $3,211,993, 2021 - $1,142,249). The Company had a non-cash adjustment of $24,865 (2022 – nil, 2021 – nil) related to the fair value adjustment of the derivative liability. Other non-cash operating costs (income) was nil (2022 - $40,029, 2021 - $(172,933)).

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

Subsequent to the sale of DenseLight, the Company embarked on a “fab-light” strategy with a required test facility situated in Singapore and product development facility in China. The increase in depreciation and amortization was a result of assets acquired for these new facilities.

In 2019, the Company raised $7,729,921 in convertible debentures issued at a discount. The discount on the convertible debentures was accreted over the life of the convertible debentures. The convertible debentures either matured or were converted in 2021, therefore in 2023 and 2022, non-cash cost of accretion of debt discount on convertible debentures was nil (2021 - $213,843). Non-cash interest in 2023 and 2022 related to the interest costs attributed the Company’s property leases.

The Company recognized a gain of $1,031,807 for the year ended December 31, 2023 (2022 - $1,746,987, 2021 - $2,587,500) related to its contribution of intellectual property to SPX in accordance with IAS 28. The Company only recognizes a gain on the contribution of the intellectual property equivalent to SAIC’s interest in SPX. Additionally, the Company recognizes its share of SPX’s losses using the equity method. On a weighted average basis, the Company’s share of the net operating loss was 78.9% or $3,026,408, however, the Company only recognized $1,031,807 of the net operating loss of SPX for the year ended 2023, which was equivalent to the gain in the year. No further loss is recorded because the carrying value is nil. In 2022, the Company incurred a loss of 83.7% or $3,614,211, however the Company only recognized $3,211,993 of the net operating loss of SPX for the year ended December 31, 2022 because the investment is was carried at nil (2021 - $1,445,251) on the consolidated statements of financial position.

Consolidated negative cash flow from operations was $15,407,462 for the year ended December 31, 2023 (2022 - $12,325,910, 2021 - $11,233,293).

Investing Activities

The Company had consolidated cash flows from investing activities of $(1,247,064) for the year ended December 31, 2023 (2022 - $3,292,791, (2021 - $(7,297,710)). The Company purchased $6,366,828 of short-term investments in 2021 due to the excess cash it had on hand. These investments matured in 2022. The funds were invested in interest bearing facilities in accordance with the Company’s investment policy. No such investments were either purchased or matured in 2023. In 2023, $1,247,064 (2022 - $3,074,037, 2021 - $930,882) was used to purchase new equipment and patents.

Financing Activities

During the year ended December 31, 2023, the Company raised gross proceeds of $983,194 from the issuance of 227,673 common shares at an average price of $4.32 through an Equity Distribution Agreement, (“EDA”) with multiple agents. Pursuant to the EDA, the Company established an at-the-market (“ATM”) equity offering program whereby the Company may, at its discretion, during the term of the ATM agreement issue and sell, through the agents such number of common shares of the Company as would result in aggregate gross proceeds to the Company of up to $30 million. The agents were paid a commission of 3% or $29,486 of the gross proceeds raised through the ATM. The Company incurred additional financing costs including legal and filing fees of $291,226.

On December 4, 2023, the Company raised gross proceeds of $1,607,400 from the issuance of 1,786,000 units through an underwritten public offering in the United States (the “Offering”). The Offering consisted of 1,600,000 common shares of the Company and warrants to purchase up to 1,600,000 common shares of the Company at a combined public offering price of $0.90 per common share and accompanying warrant. Each warrant has an exercise price of $1.12 per common share and is exercisable for five years from the date of issuance. In addition, the Company granted the underwriter a 45-day option to purchase up to an additional 240,000 common shares and/or warrants to purchase up to an additional 240,000 common shares at the public offering price in any combination, less underwriting discounts and commissions, which the underwriter has partially exercised to purchase 186,000 additional common shares and additional warrants to purchase up to 186,000 common shares. The agents were paid a commission of 7% or $112,518 of the gross proceeds raised. The Company incurred additional financing costs including legal and filing fees of $145,089.

The fair value of the share purchase warrants was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: dividend yield of 0%, risk-free interest rate of 3.54%, volatility of 75.66%, and estimated life of 5 years. The estimated fair value assigned to the warrants was $954,537.

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

Capital Expenditures

The Company has an approved capital budget of $610,000 for the 2024 fiscal year related to research and development equipment, manufacturing equipment and patent registration. In 2023, $1,247,064 (2022 - $3,074,037, 2021 - $930,882) was either spent in cash or accrued for acquiring development and manufacturing equipment and new patents.

C.	Research and Development.

Beginning in 2017, POET began designing lasers for data communications applications and directed DenseLight Semiconductors, Pte. Ltd., a former subsidiary of the Company, to build such lasers to be compatible with the Optical Interposer platform. In 2019, the Company decided to adopt a “fab light” strategy, common among semiconductor companies, and divested its fabrication operations through the sale of DenseLight in November of that year. From 2018 – 2020, virtually all the R&D spending in the Company was dedicated to design & development of the Optical Interposer as a versatile platform technology, replete with features that enhance its utility across a variety of application spaces.

During the second half of 2021, the Company transitioned to product development by investing more than $2 million in the design & development of 100G and 200G optical engines in several configurations, including customized designs for specific customers and applications. Samples of optical engines at various stages of development were made available and delivered to customers in 2022 for initial evaluation and in 2023 for design-in and customer qualification. SPX is forecasted to produce Optical Engines in high volumes for several customers in 2024. POET’s effort in lower speed Optical Engine design and production was intended primarily as a way for POET to demonstrate the viability and market acceptance of its unique approach to integration and fabrication and to establish an initial presence in the market. However, the Company’s primary strategy is to offer Optical Engines at the highest speeds at which customers are deploying Optical Transceivers. In 2024, we expect that we will be primarily in 800G, and heavily focused on those hyperscale data centers actively implementing AI services. Consistent with this strategy, the Company has invested approximately $20 million in design, development and engineering programs related to its 400G transmit chiplets (combined in multiples of 400G to achieve 800G, 1.6T and 3.2T speeds), in 800G receive optical engines, and in light source products, and fabrication techniques.

The Company has designed, tested and sampled the current version of its 400G transmit (Tx) engine, and its 800G receive (Rx) engine with various customers. The Company intends to revise its 400G Tx product and to introduce a new version later this year. The 800G Rx has been well received, fully qualified and is expected to be incorporated in the optical transceiver modules of several customers this year. So long as the Company provides Optical Engines to optical transceiver module customers, there will always be customer centric adjustments to these products to fit their specific needs. The cost to make these adjustments will vary depending on the customer requirements.

The Company is expected to invest an additional $11 million in 2024 in ongoing development of the 400G Tx chiplet for inclusion in 800G and 1.6T optical transceivers. POET is also committed to the development of its own optical transceiver modules, a critical next phase in the Company’s growth plan, with investments in that program beginning this year. At the present time, the Company expects to have a functional module by 2025 with sales of modules ramping in late 2025.

Internally generated research costs, including the costs of developing intellectual property and maintaining patents are expensed as incurred. Internal development costs are expensed as incurred unless such costs meet the criteria for capitalization and amortization under IFRS, which to date has not occurred.

We incurred a cumulative $10,077,930, $10,746,743 and $8,165,128 of research and development expenses during the years ended December 31, 2023, 2022 and 2021 which includes non-cash stock-based compensation of $1,539,235, $2,054,187 and $1,769,951 respectively. Other expenses related to research and development expenditures in the semiconductor business include costs associated with salaries, material costs, license fees, consulting services and third-party contract manufacturing. The expenses in all years presented can be analyzed for continuing and discontinuing operations as follows:

R&D for Continuing Operations

	For the Years Ended December 31,
	2023	2022	2021

Wages and benefits	$4,298,207	$4,267,937	$3,270,528
Subcontract fees	1,864,122	2,946,729	1,516,343
Stock-based compensation	1,539,235	2,054,187	1,769,951
Supplies	2,376,366	1,477,890	1,608,306
	$10,077,930	$10,746,743	$8,165,128

D.	Trend Information.

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

E.	Critical Accounting Estimates.

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

The following table outlines the classification of financial instruments under IFRS 9:

Financial Assets
Cash and cash equivalents	Amortized cost
Short-term investments	Amortized cost
Accounts receivable	Amortized cost

Financial Liabilities
Accounts payable and accrued liabilities	Amortized cost
Derivative warrant liability	Fair value through profit and loss
Covid-19 government support loans	Amortized cost
Contract liabilities	Amortized cost

Debt and Debt Instruments

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

Share consolidation

On February 24, 2022, the Company filed Articles of Amendment to consolidate its common shares on a ten-for-one basis. For further clarity, for every ten (10) pre-consolidated common shares, shareholders received one (1) post-consolidated common share. On February 28, 2022 the Company’s common shares began trading on the TSXV on a post consolidation basis. The Company’s name and trading symbol remained unchanged. All references to share and per share amounts in these consolidated financial statements and accompanying notes to the consolidated financial statements have been retroactively restated to reflect the ten-for-one share consolidation.

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

An impairment loss is reversed if there is an indication that there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. No impairment loss has been reported for the years ended December 31, 2023, 2022 and 2021.

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

Selected Annual Data

The selected financial data of the Company for the years ended December 31, 2023, 2022 and 2021 was derived from the audited annual consolidated financial statements of the Company, which have been audited by Marcum LLP, independent registered public accounting firm, as described in their report which is included in this Annual Report.

The information contained in the selected financial data for the 2023, 2022 and 2021 years is qualified in its entirety by reference to the Company’s consolidated financial statements and related notes included under the heading Item 17. “Financial Statements” and should be read in conjunction with such financial statements and with the information appearing under the heading Item 5 “Operating and Financial Review and Prospects”. Except where otherwise indicated, all amounts are presented in accordance with IFRS as issued by IASB.

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management.

The following table sets forth information regarding our Directors and Senior Management for the most recent fiscal year.

Name	Positions	Age	Date First Elected or Appointed a Director or Officer
Jean-Louis Malinge (1)(4)	Director	70	September 5, 2017
Peter Charbonneau (1)(3)(5)	Lead Independent Director Corporate Governance and Nominating Committee Chair	70	March 28, 2018
Dr. Suresh Venkatesan (4)	Chief Executive Officer and Chairman Chair of Ad Hoc Strategy Committee	57	June 11, 2015
Kevin Barnes	VP Finance & Administration, Corporate Controller and Treasurer	52	December 1, 2012
Thomas R. Mika	EVP & Chief Financial Officer	72	November 2, 2016
Vivek Rajgarhia	President & General Manager	56	November 4, 2019
Chris Tsiofas (1)(2)	Director Audit Committee Chair	56	August 21, 2012
Glen Riley (2)(3)(4)	Director Compensation Committee Chair	61	December 7, 2020
Michal Lipson (3)(4)	Director	53	October 14, 2022
Theresa Ende (2)(4)	Director	67	October 14, 2022
Raju Kankipati	SVP – Product Line Management & GM USA	45	May 1, 2022
Dr. Mo Jinyu	SVP, GM of Asia	49	January 1, 2022
Dr. Robert Ditizio	VP – Intellectual Property	61	December 1, 2021
Dan Meerovich	VP – Product Engineering	64	March 2, 2020
Yong Meng (James) Lee	VP & GM POET Technologies Pte. Ltd.	52	September 2, 2019

(1)	Member of Audit Committee

(2)	Member of Compensation Committee

(3)	Member of Corporate Governance and Nominating Committee

(4)	Member of Ad Hoc Strategy Committee

(5)	Resigned from the Board on March 14, 2024

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

Mr. Chris Tsiofas, CA, CPA, earned a Bachelor’s of Commerce Degree from the University of Toronto and is a member of the Chartered Professional Accountants of Canada and the Canadian Tax Foundation. He has been on the Board of Directors since August of 2012 and has served as the Chair of the Audit Committee during his entire tenure In February 2024 he was appointed to the Board of Directors of Andrew Peller Limited (TSE:ADW) and serves as the Chair of the Audit and Pension Committees. Andrew Peller Ltd. is a leading producer and marketer of quality wines and craft beverage alcohol products in Canada. With wineries in British Columbia, Ontario, and Nova Scotia, the Company markets wines produced from grapes grown in Ontario’s Niagara Peninsula, British Columbia’s Okanagan and Similkameen Valleys, and from vineyards around the world. He is the president of MTN Chartered Professional Accountant Professional Corporation, a public accountancy firm. He sits on various private company boards. He has also served in a principal capacity in various entrepreneurial ventures resulting in successful divestitures

Mr. Jean-Louis Malinge recently retired as partner with ARCH Venture Partners, an early-stage venture capital firm with nearly $2 billion under management. Additionally, he is a board member of EGIDE SA, CAILabs and Aeponyx. EGIDE SA is a public French company which designs, manufactures and sells hermetic packages for the protection and interconnection of several types of electronic and photonic chips. CAIlabs is a venture-backed French innovative start-up founded in 2013 which has developed a unique spatial multiplexing platform. Aeponyx is a venture-backed Canadian innovative start-up which develops a platform combining Silicon Nitride waveguides with planar MEMS for photonics components. From 2004 to 2013 Jean-Louis was President and CEO of Kotura, a Silicon Photonics pioneer which was acquired in 2013 by Mellanox Technologies. Prior to Kotura, Mr. Malinge was an executive with Corning Inc for 15 years. Jean-Louis hold an Executive M.B.A. from MIT Sloan School in Boston, Massachusetts. He also holds an engineering degree from the Institut National des Sciences Appliquées in Rennes, France.

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

Mr. Yong Meng (James Lee) is General Manager of the Company’s Singapore subsidiary. Prior to his appointment in 2019, Mr. Lee was Vice President of Logic Technology at IMEC where he was responsible for defining the logic roadmap and developing the technology elements necessary to extend scaling with ultra-scaled FinFET, GAA devices, advanced metallization as well novel materials for emerging devices and quantum computing. Mr. Lee joined IMEC in 2015 where he was instrumental in driving collaborations with the foundries in China and was responsible for bringing in >100M euros of research partnership. Prior to IMEC, Mr. Lee had a 19-year career with GLOBALFOUNDRIES where he held various technical and management positions spanning the US and Singapore focused on developing, qualifying and ramping leading edge CMOS technology in the foundry. He has over 60 patents and holds a Bachelor of Engineering degree from the University of Illinois at Champaign-Urbana.

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

Professor Michal Lipson currently serves as a Eugene Higgins Professor of Electrical Engineering and Professor of Applied Physics at Columbia University. Her research focus is on Nanophotonics and includes the investigation of novel phenomena, as well as the development of novel devices and applications. Professor Lipson pioneered critical building blocks in the field of Silicon Photonics, which today is recognized as one of the most promising directions for solving the major bottlenecks in microelectronics. She is the inventor of over 45 issued patents and has co-authored more than 250 scientific publications. In recognition of her work in silicon photonics, she was elected as a member of the National Academy of Sciences and the American Academy of Arts and Sciences. She was also awarded the NAS Comstock Prize in Physics, the MacArthur Fellowship, the Blavatnik Award, the Optical Society’s R. W. Wood Prize, the IEEE Photonics Award, and has received an honorary degree from Trinity College, University of Dublin. In 2020, she was elected the 2021 Vice President of The Optical Society and will serve as OSA President in 2023. Since 2014, every year, she has been named by Thomson Reuters as a top 1% highly cited researcher in the field of Physics.

Dr. Robert Ditizio joined POET Technologies Inc. as a consultant in 2017, assisting with the development of the Company’s Intellectual Property portfolio for the Optical Interposer platform. Dr. Ditizio was appointed Vice President in December 2021. He brings to POET over 20 years of IP portfolio management expertise and an expansive knowledge of materials and semiconductor processing technology.

Prior to his work with POET Technologies, Dr. Ditizio played an instrumental role in the development of manufacturing and processing equipment for companies in the semiconductor industry, including plasma reactors and cluster tool platforms for advanced etching and deposition processes in a range of engineering positions, culminating as Chief Technologist of Tegal Corporation. In addition to equipment development, he also led the development of numerous semiconductor patterning applications including non-volatile memory etch applications, through silicon via applications, and compound semiconductor etch applications, among many others, and the development of deposition applications including CVD of polymeric films and pulsed CVD and ALD of barrier layers and complex stoichiometric films. Dr. Ditizio holds 10 patents in these areas and has published numerous technical papers. He holds BS, MS, and PhD degrees in Engineering Science from Pennsylvania State University and an MBA from the Sonoma State University.

Mr. Dan Meerovich brings to POET more than 30 years of experience in developing and manufacturing innovative photonics products at MACOM, Apogee (now Broadcom), Oclaro, Multiplex (now Hisense) and JDS Uniphase. As the Director of Product Engineering for MACOM’s Lightwave Business Unit, he led the test, product and process engineering for lasers, photodetectors, AWG waveguides, optical engines and silicon photonic PICs. Dan developed the low-cost and scalable process of laser integration onto silicon photonic integrated circuits.

Dan has set up wafer fabrication facilities, run manufacturing operations at Multiplex and Xtellus (acquired by Oclaro) and built and managed a China-based manufacturing subsidiary acquired by Hisense. In addition, Dan set up and managed contract manufacturers to scale production of both high performance and low-cost optical modules. Earlier in his career, Dan led the development of photonic engines incorporating high speed lasers and EMLs, including the first uncooled EML module in a low cost TO platform. The company, Apogee, was later acquired by Cyoptics which was then acquired by Broadcom. Dan holds BSEE and MBA degrees from Rutgers University.

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

B.	Compensation.

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

Omnibus Plan

On June 30, 2023, shareholders of the Company approved a fixed 20% omnibus equity incentive plan (the “Omnibus Plan”). The Omnibus Plan replaces the 2021 stock option plan. The Omnibus Plan provides flexibility to the Company to grant different forms of equity-based incentive awards to directors, officers, employees and consultants. The Omnibus plan provides the Company with the choice of granting stock options, share units and deferred share units.

The purpose of the Omnibus Plan is to assist the Company in attracting, retaining and motivating directors, employees and consultants of the Company and any of its subsidiaries and to closely align the personal interests of such directors, employees and consultants with those of the shareholders by providing them with the opportunity, through options, to acquire common shares in the capital of the Company.

The Omnibus Plan provides that the maximum number of common shares issuable pursuant to awards granted under the Omnibus Plan and pursuant to other previously granted awards is limited to 8,056,055. Any subsequent increase in the Number Reserved must be approved by shareholders of the Company and cannot, at the time of the increase, exceed 20% of the number of issued and outstanding shares. Awards vest in accordance with the policies determined by the Board of Directors from time to time consistent with the provisions of the Omnibus Plan which grants discretion to the Board of Directors. There is no other limit to the number of options granted to any individual, except for:

(i) 2% on a yearly basis to any one consultant and (ii) 2% on a yearly basis to any employee providing “Investor Relations Activities.”

The following paragraphs summarize some of the terms of the Omnibus Plan:

Options

An Option is an option granted by the Corporation to a Participant entitling such Participant to acquire a designated number of Shares from treasury at an exercise price set at the time of grant (the “Option Price”). Options are exercisable, subject to vesting criteria established by the Board at the time of grant as set out in the Participant’s option agreement (“Option Agreement”). Each Option shall be exercisable at such time or times and/or pursuant to the achievement of such Performance Criteria and/or other vesting conditions as the Board at the time of granting the particular Option, may determine in its sole discretion. The Board shall determine, at the time of granting the particular Option, the period during which the Option is exercisable, which shall not be more than ten (10) years from the date the Option is granted. Notwithstanding the expiration provisions hereof, if the date on which an Option Term expires falls within a Blackout Period or within nine Business Days after a Blackout Period Expiry Date, the expiration date of the Option will be the date that is ten Business Days after the Blackout Period Expiry Date. The Blackout Period must expire following the general disclosure of the undisclosed material information; provided that if an additional Blackout Period is subsequently imposed by the Corporation during the ten Business Days after the initial Blackout Period, then Blackout Period Expiry Date shall be such the tenth trading day following the end of the last imposed Blackout Period. The Omnibus Plan also permits the Board to grant an option holder, at any time, the right to deal with such Option on a cashless exercise basis, in whole or in part by notice in writing to the Corporation, where the Corporation has an arrangement with a brokerage firm that certain procedures must take place. The Omnibus Plan also permits the Board to grant an Option holder, at any time the right to deal with such Option on a net exercise mechanism, in whole or in part by notice in writing to the Corporation. The grant of an Option by the Board shall be evidenced by an Option Agreement.

Share Units

A Share Unit is an Award in the nature of a bonus for services rendered, or for future services to be rendered, and that, upon settlement, entitles the recipient Participant to acquire to receive a cash payment equal to the Market Value of a Share or at the discretion of the Corporation (or applicable Subsidiary) one Share or any combination of cash and Shares as the Corporation (or applicable Subsidiary) in its sole discretion may determine, pursuant and subject to such restrictions and conditions on vesting as the Board may determine at the time of grant, unless such Share Unit expires prior to being settled. Restrictions and conditions on vesting conditions may, without limitation, be based on the passage of time during continued employment (or other service relationship), in which case the Award is what is commonly referred to as a “Restricted Share Unit” or “RSU”, or the achievement of specified Performance Criteria, in which case the Award is what is commonly referred to as a “Performance Share Unit” or “PSU”, or both. The grant of a Share Unit by the Board shall be evidenced by a Share Unit Agreement. 22 The Board shall have sole discretion to determine if any Performance Criteria and/or other vesting conditions with respect to a Share Unit, and as contained in the Share Unit Agreement governing such Share Unit, have been met and shall communicate to a Participant as soon as reasonably practicable when any such applicable vesting conditions or Performance Criteria have been satisfied and the Share Units have vested. Notwithstanding the foregoing, if the date on which any Share Units have vested falls within a Blackout Period (as defined in the Omnibus Plan) or within nine Business Days (as defined in the Omnibus Plan) after a Blackout Period Expiry Date (as defined in the Omnibus Plan), the vesting of such Share Units will be deemed to occur on the date that is ten Business Days after the Blackout Period Expiry Date. The Blackout Period must expire following the general disclosure of the undisclosed material information; provided that if an additional Blackout Period is subsequently imposed by the Corporation during the ten Business Days after the initial Blackout Period, then Blackout Period Expiry Date shall be such the tenth trading day following the end of the last imposed Blackout Period. Subject to the vesting and other conditions and provisions in the Plan and in the Share Unit Agreement, each Share Unit awarded to a Participant shall entitle the Participant to receive on settlement, a cash payment equal to the Market Value of a Share or at the discretion of the Corporation (or applicable Subsidiary) one Share or any combination of cash and Shares as the Corporation (or applicable Subsidiary) in its sole discretion may determine, in each case less any applicable withholding taxes. Dividend Equivalents may, as determined by the Board in its sole discretion, be awarded in respect of unvested Share Units in a Participant’s Account on the same basis as cash dividends declared and paid on Shares as if the Participant was a Shareholder of record of Shares on the relevant record date. In the event that the Participant’s applicable Share Units do not vest, all Dividend Equivalents, if any, associated with such Share Units will be forfeited by the Participant and returned to the Corporation’s account.

Deferred Share Units

A deferred share unit (“DSU”) is an Award in the nature of a deferral of payment for services rendered, or for future services to be rendered, and that, upon settlement, entitles the recipient Participant to receive cash or acquire Shares, as determined by the Corporation in its sole discretion, unless such DSU expires prior to being settled. Subject to adjustments and amendments in the Plan, DSUs shall only vest, and a Participant is only entitled to redemption of a DSU, when the Participant ceases to be a director, officer or employee of the Corporation for any reason, including termination, retirement or death. The grant of a DSU by the Board shall be evidenced by a DSU Agreement. DSUs will be fully vested on the Termination Date of the applicable Participant. Notwithstanding the foregoing, if the date on which any DSUs have vested falls within a Blackout Period or within nine Business Days after a Blackout Period Expiry Date, the vesting of such DSUs will be deemed to occur on the date that is ten Business Days after the Blackout Period Expiry Date. The Blackout Period must expire following the general disclosure of the undisclosed material information; provided that if an additional Blackout Period is subsequently imposed by the Corporation during the ten Business Days after the initial Blackout Period, then Blackout Period Expiry Date shall be such the tenth trading day following the end of the last imposed Blackout Period. Subject to the vesting and other conditions and provisions in the Plan and in any DSU Agreement, each DSU awarded to a Participant the Participant to receive on settlement a cash payment equal to the Market Value of a Share, or at the discretion of the Corporation, one Share or any combination of cash and Shares as the Corporation in its sole discretion may determine. DSUs shall be redeemed and settled by the Corporation as soon as reasonably practicable following the Participant ceasing to be a director, officer or employee of the Corporation but in any event not later than December 15 of the year following the calendar year in which the Participant ceases to be any of a director, officer or employee. On redemption and settlement, the Corporation shall deliver the applicable number of Shares, or, in the sole discretion of the Corporation, cash equal to the redemption amount of such DSU specified in the applicable DSU Agreement, subject to the satisfaction of any applicable withholding tax.

Eligibility.

Awards may be granted under the Omnibus Plan to directors, employees, consultants and consultant companies of the Company and any of its subsidiaries. Stock Options may also be granted to individuals referred to as “Management Company Employees” which are employed by a company providing management services to the Company, except for services involving “Investor Relations Activities.”

Omnibus Plan Administration.

The Plan shall be administered and interpreted by the board of directors of the Corporation (the “Board”) or, if the Board by resolution so decides, by a committee or plan administrator appointed by the Board. Subject to the terms of the Plan, applicable law and the rules of the Exchanges, the Board (or its delegate) will have the power and authority to: (i) designate the Eligible Participants who will receive Awards (an Eligible Participant who receives an Award, a “Participant”), (ii) fix the number of Awards, if any, to be granted to each Eligible Participant and the date or dates on which such Awards shall be granted, (iii) determine the terms and conditions of any Award, including any vesting conditions or conditions based on performance of the Corporation or of an individual (“Performance Criteria”); and (iv) and make such amendments to the Plan and Awards made under the Plan as are permitted by the Plan and the rules of the Exchanges

Exercise Price.

The exercise price subject to an award shall be determined by the Board and set forth in the option agreement, but shall be either (i) not less than the last closing price of the Company’s common shares as traded on the TSXV, unless discounted by the Board or (ii) such other price agreed by the Board and accepted by the TSXV.

Amendment

The Board may suspend or terminate the Omnibus Plan at any time, or from time to time amend or revise the terms of the Plan or any granted Award without the consent of the Participants provided that such suspension, termination, amendment or revision shall:

(a) not adversely alter or impair the rights of any Participant, without the consent of such Participant except as permitted by the provisions of the Omnibus Plan; and

(b) be in compliance with applicable law and with the prior approval, if required, of the shareholders of the Corporation, the Exchanges, or any other regulatory body having authority over the Corporation.

Subject to the terms of the Omnibus Plan, the Board may, from time to time, in its absolute discretion and without approval of the shareholders of the Corporation make the following amendments to the Omnibus Plan, unless where required by law or the requirements of the Exchanges:

(a) any amendment to the vesting provision, if applicable, of Options or Share Units, or assignability provisions of the Awards;

(b) any amendment to the expiration date of an Award that does not extend the terms of the Award past the original date of expiration of such Award;

(c) any amendment regarding the effect of termination of a Participant’s employment or engagement;

(d) any amendment which accelerates the date on which any Option may be exercised under the Plan;

(e) any amendment necessary to comply with applicable law or the requirements of the Exchanges or any other regulatory body;

(f) any amendment to clarify the meaning of an existing provision of the Omnibus Plan, correct or supplement any provision of the Omnibus Plan that is inconsistent with any other provision of the Plan, correct any grammatical or typographical errors or amend the definitions in the Plan;

(g) any amendment regarding the administration of the Omnibus Plan;

(h) any amendment to add provisions permitting the grant of Awards settled otherwise than with Shares issued from treasury, or adopt a clawback provision applicable to equity compensation; and

(i) any other amendment that does not require the approval of the shareholders of the Corporation as outlined in the paragraph below.

The Board shall be required to obtain disinterested shareholder approval, if required under the rules of the Exchanges, to make the following amendments:

(a) an increase in the maximum number of Shares issuable under the Plan, except in the event of an adjustment pursuant to the Omnibus Plan;

(b) except in accordance with the terms of the Omnibus Plan, any amendment which reduces the exercise price of an Option or any cancellation of an Option and replacement of such Option with an Option with a lower exercise price;

(c) any amendment reduction in the price of an Option or extension of the term of an Option if the

Participant is an Insider of the Corporation at the time of the proposed amendment;

(d) any amendment which extends the expiry date of any Award, or the Restriction Period of any Share Unit beyond the original expiry date or Restriction Period;

(e) any amendment which increases the maximum number of Shares that may be issuable under the Plan and any other proposed or established Share Compensation Arrangement; and;

(f) any amendment to the definition of Eligible Participant under the Plan, provided that Shares held directly or indirectly by Insiders benefiting from the amendments shall be excluded when obtaining such shareholder approval.

Term of the Awards. At the meeting of the Board of Directors held on February 25, 2016, based on the report of Compensia, it was determined that stock options should generally have a term of 10 years.

Vesting Schedule. In general, options granted under the Omnibus Plan vest 25% immediately and 25% every six months from the date of issue, until fully vested. The directors may, at their discretion, specify a different vesting period, provided that options granted to consultants performing “Investor Relations Activities” must vest in stages over 12 months with no more than 25% of the options vesting in any three-month period. At the meeting of the Board of Directors held on February 25, 2016, based on the report of Compensia, it was determined that stock options should vest 25% at the end of one year from the date of issue with the remaining 75% vesting equally on a quarterly basis over the remaining 3 years for a total vesting period of 4 years. At a meeting of the Board of Directors held on March 30, 2017, the board approved a revised one-year vesting schedule for options granted for service on the board to conform to the term for which a director is elected. Such options will vest 25% at the end of each quarter served in office.

Assignment

Each Award granted under the Omnibus Plan is personal to the Participant and shall not be assignable or transferable by the Participant, whether voluntarily or by operation of law, except by will or by the laws of succession of the domicile of the deceased Participant. No Award granted hereunder shall be pledged, hypothecated, charged, transferred, assigned or otherwise encumbered or disposed of on pain of nullity.

Change of Control

In the event of a potential Change of Control (as described in the Omnibus Plan) the Board will have the power, in its sole discretion, to modify the terms of the Plan and/or the Awards to assist the Participants to tender into a take-over bid or participating in any other transaction leading to a Change of Control. For greater certainty, in the event of a take-over bid or any other transaction leading to a Change of Control, the Board shall have the power, in its sole discretion, subject to any required approval of the Exchanges to (i) provide that any or all Awards shall thereupon terminate, provided that any such outstanding Awards that have vested shall remain exercisable until consummation of such Change of Control, and (ii) permit Participants to conditionally exercise their vested Options, such conditional exercise to be conditional upon the take-up by such offeror of the Shares or other securities tendered to such take-over bid in accordance with the terms of such take-over bid (or the effectiveness of such other transaction leading to a Change of Control). If the Corporation completes a transaction constituting a Change of Control and within twelve (12) months following the Change of Control a Participant who was also an Officer or Employee of, or Consultant to, the Corporation prior to the Change of Control has their position, employment or consulting agreement terminated, or the Participant is constructively dismissed, then all unvested Awards of the Participant shall immediately vest and become exercisable, and remain open for exercise until the earlier of their expiry date as set out in the Award Agreement and the date that is twelve (12) months after such termination or dismissal.

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

Officer Compensation

Total cash compensation accrued and/or paid (directly and/or indirectly) to all of our Officers during fiscal year 2023 was $2,083,669 (refer to Item 7. “Major Shareholders and Related Party Transactions” for information regarding indirect payments)

In order to assist the Board of Directors in fulfilling its oversight responsibilities with respect to human resources matters, the Board established a Compensation Committee. The Compensation Committee reviews and makes determinations with respect to senior officer compensation on a regular basis with any discretionary compensation used only for extraordinary projects or significant milestone results that advance the Company’s growth potential. When determining Executive Officers’ compensation, the Compensation Committee receives input and guidance from the Executive Chairman of the Board and the Chief Executive Officer of the Company. In the past, the Compensation Committee has engaged an outside consultant to conduct a peer group review to provide guidance to the Compensation Committee with respect to appropriate comparative terms for executive compensation and stock option grants. The Company also utilizes peer group comparisons from subsidiary locations to assist in its salary review of various positions in those locations. The Compensation Committee utilizes such comparative reviews to assist it in making appropriate recommendations to the Board.

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

The following table sets forth all annual and long-term compensation for services in all capacities to the Company for fiscal year 2023 of the Company.

				Options Based Awards (1)(2)		Non-Equity Incentive Plan Compensation
Name and Principal Position	Fiscal Year	Salary (2)	Share-Based Awards (1) (2)	No. of Options	Value of Options (1) (2)	Annual Incentive Plans	Long-term Incentive Plans	Pension Value	All other Comp.	Total Comp.
Dr. Suresh Venkatesan	2023	$462,000	-	100,000	$341,441	-	-	-	-	$803,441
Thomas Mika	2023	$330,000	-	75,000	$256,081	-	-	-	-	$586,081
Vivek Rajgarhia	2023	$325,762	-	50,000	$170,720	-	-	-	-	$496,482
Mo Jinyu	2023	$261,667	-	50,000	$170,720	-	-	-	-	$432,387
Raju Kankipati	2023	$240,000	-	50,000	$170,720	-	-	-	-	$410,720
James Lee	2023	$225,750	-	50,000	$170,720	-	-	-	-	$396,470
Dan Meerovich	2023	$211,909	-	40,000	$136,576	-	-	-	-	$348,485
Kevin Barnes	2023	$199,740	-	40,000	$136,576	-	-	-	-	$336,316
Robert Ditizio	2023	$225,761	-	15,000	$51,216	-	-	-	-	$276,977

(1)	The Company used the Black-Scholes model as the methodology to calculate the grant date fair value. The fair value will be recorded as an operating expense as the options vest based on the stock options vesting schedule from the date of grant.

(2)	The exchange rate used in these calculations to convert CAD to USD is based on the average exchange rate for the year ended December 31, 2023 being 0.7408.

The following table sets forth information concerning all awards outstanding under a stock option plan to each of the current officers, as of December 31, 2023:

		Option-based Awards						Share-based Awards
First Name	Last Name	Number of Securities Underlying Unexercised Options	Option Exercise Price		Option Expiration Date	Value of Unexercised in-the-money Options (1)		Number of Shares or Units of Shares that have not Vested	Market or Payout Value of Shares or Units of Shares that have not Vested		Market or Payout Value of Vested Shares or Units of Shares that have not Paid Out or Distributed
Kevin	Barnes	24,500	$2.65	CAD	13-Dec-2028	$0.00	USD	N/A	N/A	N/A	N/A	N/A
Kevin	Barnes	23,400	$2.80	CAD	13-Jul-2027	$0.00	USD	N/A	N/A	N/A	N/A	N/A
Kevin	Barnes	50,000	$3.70	CAD	15-Jan-2030	$0.00	USD	N/A	N/A	N/A	N/A	N/A
Kevin	Barnes	50,000	$3.80	CAD	29-May-2029	$0.00	USD	N/A	N/A	N/A	N/A	N/A
Kevin	Barnes	50,000	$4.00	CAD	11-Nov-2032	$0.00	USD	N/A	N/A	N/A	N/A	N/A
Kevin	Barnes	2,000	$5.20	CAD	28-Mar-2028	$0.00	USD	N/A	N/A	N/A	N/A	N/A
Kevin	Barnes	30,000	$5.30	CAD	11-Jun-2030	$0.00	USD	N/A	N/A	N/A	N/A	N/A
Kevin	Barnes	40,000	$5.50	CAD	08-Aug-2033	$0.00	USD	N/A	N/A	N/A	N/A	N/A
Kevin	Barnes	25,000	$11.90	CAD	06-Apr-2031	$0.00	USD	N/A	N/A	N/A	N/A	N/A
Mo	Jinyu	100,000	$3.54	CAD	11-Nov-2032	$0.00	USD	N/A	N/A	N/A	N/A	N/A
Mo	Jinyu	50,000	$5.50	CAD	08-Aug-2033	$0.00	USD	N/A	N/A	N/A	N/A	N/A
Mo	Jinyu	100,000	$8.10	CAD	08-Jan-2031	$0.00	USD	N/A	N/A	N/A	N/A	N/A
Raju	Kankipati	100,000	$3.54	CAD	11-Nov-2032	$0.00	USD	N/A	N/A	N/A	N/A	N/A
Raju	Kankipati	50,000	$5.50	CAD	08-Aug-2033	$0.00	USD	N/A	N/A	N/A	N/A	N/A
Raju	Kankipati	100,000	$8.73	CAD	06-Apr-2032	$0.00	USD	N/A	N/A	N/A	N/A	N/A
Yong Meng	Lee	100,000	$3.30	CAD	04-Nov-2029	$0.00	USD	N/A	N/A	N/A	N/A	N/A
Yong Meng	Lee	55,000	$3.54	CAD	11-Nov-2032	$0.00	USD	N/A	N/A	N/A	N/A	N/A
Yong Meng	Lee	20,000	$5.30	CAD	11-Jun-2030	$0.00	USD	N/A	N/A	N/A	N/A	N/A
Yong Meng	Lee	50,000	$5.50	CAD	08-Aug-2033	$0.00	USD	N/A	N/A	N/A	N/A	N/A
Yong Meng	Lee	25,000	$11.90	CAD	06-Apr-2031	$0.00	USD	N/A	N/A	N/A	N/A	N/A
Thomas	Mika	80,000	$2.80	CAD	13-Jul-2027	$0.00	USD	N/A	N/A	N/A	N/A	N/A
Thomas	Mika	100,000	$3.80	CAD	29-May-2029	$0.00	USD	N/A	N/A	N/A	N/A	N/A
Thomas	Mika	50,000	$3.85	CAD	16-Jan-2027	$0.00	USD	N/A	N/A	N/A	N/A	N/A
Thomas	Mika	100,000	$4.00	CAD	11-Nov-2032	$0.00	USD	N/A	N/A	N/A	N/A	N/A
Thomas	Mika	95,000	$5.20	CAD	28-Mar-2028	$0.00	USD	N/A	N/A	N/A	N/A	N/A
Thomas	Mika	60,000	$5.30	CAD	11-Jun-2030	$0.00	USD	N/A	N/A	N/A	N/A	N/A
Thomas	Mika	75,000	$5.50	CAD	08-Aug-2033	$0.00	USD	N/A	N/A	N/A	N/A	N/A
Thomas	Mika	100,000	$6.20	CAD	02-Nov-2026	$0.00	USD	N/A	N/A	N/A	N/A	N/A
Thomas	Mika	45,000	$11.90	CAD	06-Apr-2031	$0.00	USD	N/A	N/A	N/A	N/A	N/A
Vivek	Rajgarhia	102,400	$3.30	CAD	04-Nov-2029	$0.00	USD	N/A	N/A	N/A	N/A	N/A
Vivek	Rajgarhia	100,000	$4.00	CAD	11-Nov-2032	$0.00	USD	N/A	N/A	N/A	N/A	N/A
Vivek	Rajgarhia	115,000	$5.30	CAD	11-Jun-2030	$0.00	USD	N/A	N/A	N/A	N/A	N/A
Vivek	Rajgarhia	50,000	$5.50	CAD	08-Aug-2033	$0.00	USD	N/A	N/A	N/A	N/A	N/A
Vivek	Rajgarhia	45,000	$11.90	CAD	06-Apr-2031	$0.00	USD	N/A	N/A	N/A	N/A	N/A
Suresh	Venkatesan	280,000	$2.80	CAD	13-Jul-2027	$0.00	USD	N/A	N/A	N/A	N/A	N/A
Suresh	Venkatesan	450,000	$3.80	CAD	29-May-2029	$0.00	USD	N/A	N/A	N/A	N/A	N/A
Suresh	Venkatesan	200,000	$4.00	CAD	11-Nov-2032	$0.00	USD	N/A	N/A	N/A	N/A	N/A
Suresh	Venkatesan	390,000	$5.20	CAD	28-Mar-2028	$0.00	USD	N/A	N/A	N/A	N/A	N/A
Suresh	Venkatesan	250,000	$5.30	CAD	11-Jun-2030	$0.00	USD	N/A	N/A	N/A	N/A	N/A
Suresh	Venkatesan	100,000	$5.50	CAD	08-Aug-2033	$0.00	USD	N/A	N/A	N/A	N/A	N/A
Suresh	Venkatesan	30,000	$8.60	CAD	07-Jul-2026	$0.00	USD	N/A	N/A	N/A	N/A	N/A
Suresh	Venkatesan	65,000	$11.90	CAD	06-Apr-2031	$0.00	USD	N/A	N/A	N/A	N/A	N/A
Dan	Meerovich	100,000	$2.95	CAD	17-Mar-2030	$0.00	USD	N/A	N/A	N/A	N/A	N/A
Dan	Meerovich	50,000	$3.54	CAD	11-Nov-2032	$0.00	USD	N/A	N/A	N/A	N/A	N/A
Dan	Meerovich	40,000	$5.50	CAD	08-Aug-2033	$0.00	USD	N/A	N/A	N/A	N/A	N/A
Dan	Meerovich	25,000	$11.90	CAD	06-Apr-2031	$0.00	USD	N/A	N/A	N/A	N/A	N/A
Robert	Ditizio	100,000	$8.20	CAD	01-Dec-2031	$0.00	USD	N/A	N/A	N/A	N/A	N/A
Robert	Ditizio	15,000	$5.50	CAD	08-Aug-2033	$0.00	USD	N/A	N/A	N/A	N/A	N/A

(1)	This amount is calculated based on the difference between the market value of the shares underlying the options as of December 31, 2023, being CAD$1.25 (US$0.94), and the exercise or base price of the option. The exchange rate used in these calculations to convert CAD to USD was 0.755, being the closing exchange rate at December 31, 2023.

The value vested or earned during fiscal year 2023 of incentive plan awards granted to NEOs are as follows:

		Option-based Awards			Share-based Awards		Non-equity Incentive Plan
First Name	Last Name	Number of Securities Underlying Options Vested	Value Vested During the Year		Number of Shares or Units of Shares Vested	Value Vested During the Year	Compensation – Value Earned During The Year
Kevin	Barnes	45,002	$37,636.48	USD	N/A	N/A	N/A
Mo	Jinyu	50,000	$32,826.62	USD	N/A	N/A	N/A
Raju	Kankipati	62,500	$32,826.62	USD	N/A	N/A	N/A
Yong Meng	Lee	50,002	$54,835.87	USD	N/A	N/A	N/A
Thomas	Mika	63,752	$47,512.94	USD	N/A	N/A	N/A
Vivek	Rajgarhia	148,749	$149,915.71	USD	N/A	N/A	N/A
Suresh	Venkatesan	185,002	$146,400.22	USD	N/A	N/A	N/A
Dan	Meerovich	43,752	$53,267.83	USD	N/A	N/A	N/A

(1)	This amount is the dollar value that would have been realized and is computed by obtaining the difference between the market price of the underlying securities on the vesting date and the exercise or base price of the options under the option-based award. For the named executive officers to realize this value, they would have had to exercise their options and sell the shares on the day of vesting. The exchange rate used in these calculations to convert CAD to USD is based on the average exchange rate for the year ended December 31, 2023 being 0.7408.

Director Compensation

The following table details compensation paid/accrued for fiscal year 2023 for each director who is not also an officer.

			Share-	Options Based Awards (1)(2)		Non-Equity Incentive Plan Compensation
Name and Principal Position	Fiscal Year	Salary (2)	Based Awards (1) (2)	No. of Options	Value of Options (1) (2)	Annual Incentive Plans	Long-term Incentive Plans	Pension Value	All other Comp.	Total Comp.
Peter Charbonneau	2023	55,000	-	31,879	$112,678	-	-	-	-	167,678
Chris Tsiofas	2023	40,000	-	27,722	$97,985	-	-	-	-	137,985
Glen Riley	2023	40,000	-	27,722	$97,985	-	-	-	-	137,985
Jean-Louis Malinge	2023	30,000	-	24,949	$88,183	-	-	-	-	118,183
Theresa Ende	2023	30,000	-	24,949	$88,183	-	-	-	-	118,183
Michal Lipson	2023	30,000	-	24,949	$88,183	-	-	-	-	118,183

(1)	The Company used the Black-Scholes model as the methodology to calculate the grant date fair value. The fair value will be recorded as an operating expense as the stock options vest from the date of grant.

(2)	The exchange rate used in these calculations to convert CAD to USD is based on the average exchange rate for the year ended December 31, 2023 being 0.7408

The following table sets forth information concerning all awards outstanding under the stock option plans to each of the current Directors who are not also named executive officers as of December 31, 2023:

		Option-based Awards						Share-based Awards
First Name	Last Name	Number of Securities Underlying Unexercised Options	Option Exercise Price		Option Expiration Date	Value of Unexercised in-the-money Options (1)		Number of Shares or Units of Shares that have not Vested	Market or Payout Value of Shares or Units of Shares that have not Vested		Market or Payout Value of Vested Shares or Units of Shares that have not Paid Out or Distributed
Peter	Charbonneau	39,900	$3.30	CAD	21-Jun-2028	$0.00	USD	N/A	N/A	N/A	N/A	N/A
Peter	Charbonneau	40,059	$3.80	CAD	29-May-2029	$0.00	USD	N/A	N/A	N/A	N/A	N/A
Peter	Charbonneau	52,860	$4.00	CAD	11-Nov-2032	$0.00	USD	N/A	N/A	N/A	N/A	N/A
Peter	Charbonneau	3,549	$4.20	CAD	06-Feb-2030	$0.00	USD	N/A	N/A	N/A	N/A	N/A
Peter	Charbonneau	15,473	$5.20	CAD	28-Mar-2028	$0.00	USD	N/A	N/A	N/A	N/A	N/A
Peter	Charbonneau	33,711	$5.30	CAD	11-Jun-2030	$0.00	USD	N/A	N/A	N/A	N/A	N/A
Peter	Charbonneau	31,879	$5.70	CAD	14-Jul-2033	$0.00	USD	N/A	N/A	N/A	N/A	N/A
Peter	Charbonneau	14,375	$11.90	CAD	06-Apr-2031	$0.00	USD	N/A	N/A	N/A	N/A	N/A
Theresa	Ende	41,368	$4.00	CAD	11-Nov-2032	$0.00	USD	N/A	N/A	N/A	N/A	N/A
Theresa	Ende	24,949	$5.70	CAD	14-Jul-2033	$0.00	USD	N/A	N/A	N/A	N/A	N/A
Theresa	Ende	4,745	$7.16	CAD	01-Jun-2032	$0.00	USD	N/A	N/A	N/A	N/A	N/A
Michal	Lipson	41,368	$4.00	CAD	11-Nov-2032	$0.00	USD	N/A	N/A	N/A	N/A	N/A
Michal	Lipson	24,949	$5.70	CAD	14-Jul-2033	$0.00	USD	N/A	N/A	N/A	N/A	N/A
Michal	Lipson	5,194	$6.59	CAD	21-Jun-2032	$0.00	USD	N/A	N/A	N/A	N/A	N/A
Jean-Louis	Malinge	52,500	$3.00	CAD	05-Sep-2027	$0.00	USD	N/A	N/A	N/A	N/A	N/A
Jean-Louis	Malinge	39,900	$3.30	CAD	21-Jun-2028	$0.00	USD	N/A	N/A	N/A	N/A	N/A
Jean-Louis	Malinge	36,053	$3.80	CAD	29-May-2029	$0.00	USD	N/A	N/A	N/A	N/A	N/A
Jean-Louis	Malinge	41,368	$4.00	CAD	11-Nov-2032	$0.00	USD	N/A	N/A	N/A	N/A	N/A
Jean-Louis	Malinge	26,382	$5.30	CAD	11-Jun-2030	$0.00	USD	N/A	N/A	N/A	N/A	N/A
Jean-Louis	Malinge	24,949	$5.70	CAD	14-Jul-2033	$0.00	USD	N/A	N/A	N/A	N/A	N/A
Jean-Louis	Malinge	11,250	$11.90	CAD	06-Apr-2031	$0.00	USD	N/A	N/A	N/A	N/A	N/A
Glen	Riley	45,965	$4.00	CAD	11-Nov-2032	$0.00	USD	N/A	N/A	N/A	N/A	N/A
Glen	Riley	22,460	$5.00	CAD	04-Dec-2030	$0.00	USD	N/A	N/A	N/A	N/A	N/A
Glen	Riley	27,722	$5.70	CAD	14-Jul-2033	$0.00	USD	N/A	N/A	N/A	N/A	N/A
Glen	Riley	11,250	$11.90	CAD	06-Apr-2031	$0.00	USD	N/A	N/A	N/A	N/A	N/A
Chris	Tsiofas	68,750	$2.80	CAD	13-Jul-2027	$0.00	USD	N/A	N/A	N/A	N/A	N/A
Chris	Tsiofas	48,767	$3.30	CAD	21-Jun-2028	$0.00	USD	N/A	N/A	N/A	N/A	N/A
Chris	Tsiofas	44,065	$3.80	CAD	29-May-2029	$0.00	USD	N/A	N/A	N/A	N/A	N/A
Chris	Tsiofas	45,965	$4.00	CAD	11-Nov-2032	$0.00	USD	N/A	N/A	N/A	N/A	N/A
Chris	Tsiofas	29,314	$5.30	CAD	11-Jun-2030	$0.00	USD	N/A	N/A	N/A	N/A	N/A
Chris	Tsiofas	27,722	$5.70	CAD	14-Jul-2033	$0.00	USD	N/A	N/A	N/A	N/A	N/A
Chris	Tsiofas	15,000	$8.60	CAD	07-Jul-2026	$0.00	USD	N/A	N/A	N/A	N/A	N/A
Chris	Tsiofas	12,500	$11.90	CAD	06-Apr-2031	$0.00	USD	N/A	N/A	N/A	N/A	N/A

(1)	This amount is calculated based on the difference between the market value of the shares underlying the options as of December 31, 2023, being CAD$1.25 (US$0.94), and the exercise or base price of the option. The exchange rate used in these calculations to convert CAD to USD was 0.755, being the closing exchange rate at December 31, 2023.

The value vested or earned during fiscal year 2023 of incentive plan awards granted to Directors who are not also named executive officers are as follows:

		Option-based Awards			Share-based Awards		Non-equity
First Name	Last Name	Number of Securities Underlying Options Vested	Value Vested During the Year		Number of Shares or Units of Shares Vested	Value Vested During the Year	Incentive Plan Compensation – Value Earned During The Year
Peter	Charbonneau	55,585	$56,016.97	USD	N/A	N/A	N/A
Theresa	Ende	43,501	$43,838.62	USD	N/A	N/A	N/A
Michal	Lipson	43,501	$43,838.62	USD	N/A	N/A	N/A
Jean-Louis	Malinge	43,501	$43,838.62	USD	N/A	N/A	N/A
Glen	Riley	48,335	$48,710.67	USD	N/A	N/A	N/A
Chris	Tsiofas	48,335	$48,710.67	USD	N/A	N/A	N/A

(1)	This amount is the dollar value that would have been realized and is computed by obtaining the difference between the market price of the underlying securities on the vesting date and the exercise or base price of the options under the option- based award.

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

The following individuals were senior management of the Company in 2023:

Name	Title
Suresh Venkatesan	CEO
Vivek Rajgarhia	President & General Manager
Thomas Mika	Executive Vice President and CFO
Mo Jinyu	SVP, GM of Asia
Raju Kankipati	SVP, Product Line Management & GM USA

C.	Board Practices.

Our Board of Directors currently consists of seven (7) directors, all of whom are independent, except for Suresh Venkatesan, our CEO who also currently serves on the Board of Directors. Each director holds office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of Amalgamation and all amendments thereto (the “Articles”), or with the provisions of the OBCA. The Company’s Officers are appointed to serve at the discretion of the Board, subject to the terms of the employment agreements described above.

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

During fiscal 2023, the Board held 17 regularly scheduled meetings, including committee meetings. If for various reasons, Board members may not be able to attend a Board meeting, all Board members are provided information related to each of the agenda items before each meeting, and, therefore, can provide counsel outside the confines of regularly scheduled meetings.

The Board has adopted standards for determining whether a director is independent from management. The Board reviews, consistent with the Company’s corporate governance guidelines, whether a director has any material relationship with the Company that would impair the director’s independent judgment. The Board has affirmatively determined, that as of the filing of this Form 20-F, based on its standards, that the following directors are independent: Chris Tsiofas, Jean-Louis Malinge, Peter Charbonneau, Glen Riley, Theresa Lan Ende and Michal Lipson.

Directors’ Service Contracts

As CEO, Mr. Venkatesan has an employment contract with the Company which allows him to receive a severance of twelve months on termination of employment by the Company, other than for cause. Unvested stock options will be cancelled. He will have one year to exercise vested stock options.

No other director has a service contract with the Company.

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

Mr. Chris Tsiofas, CA, CPA, earned a Bachelor’s of Commerce Degree from the University of Toronto and is a member of the Institute of Chartered Accountants of Canada and the Canadian Tax Foundation. He has been on the Board of Directors of the Company since August of 2012 2012 and has served as the Chair of the Audit Committee during his entire tenure. In February 2024 he was appointed to the Board of Directors of Andrew Peller Limited (TSE:ADW) and serves as the Chair of the Audit and Pension Committees. Andrew Peller Ltd. is a leading producer and marketer of quality wines and craft beverage alcohol products in Canada. With wineries in British Columbia, Ontario, and Nova Scotia, the Company markets wines produced from grapes grown in Ontario’s Niagara Peninsula, British Columbia’s Okanagan and Similkameen Valleys, and from vineyards around the world. Mr. Tsiofas is the president of MTN Chartered Professional Accountant Professional Corporation, a public accountancy firm. He sits on various private company boards. He has also served in a principal capacity in various entrepreneurial ventures resulting in successful divestitures. Tsiofas formerly served as Chairman of the Company’s Compensation Committee and has directed past engagements with the Company’s outside executive compensation consultants. Mr. Tsiofas is also the Chairman of the Audit Committee of the Board of Directors. He brings to the Compensation Committee specialized knowledge regarding the tax impact of certain compensation policies and practices on individuals and on the Company.

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

Corporate Governance

As a foreign private issuer, we are exempt from certain requirements of the Nasdaq listing rules that are applicable to U.S. listed companies. Please see “Item 16G. Corporate Governance” for additional information.

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

D.	Employees.

As of December 31, 2023, the Company had fifty-six (56) full-time employees and four (4) consultants. Sixteen (16) employees and three (3) consultants work at our lab facility either as support staff or are engaged in research and development initiatives; four (4) employees are employed at the Canadian office; twenty (28) employees are employed at our fabrication facility in Singapore; eight (8) employees are employed at our product development facility in China; one (1) consultant is located in Italy. None of the Company’s employees are covered by collective bargaining agreements.

E.	Share Ownership.

The following table sets forth certain information regarding the beneficial ownership of our outstanding common shares for: (i) each of our Directors and Officers individually; (ii) all of our Directors and Officers as a group; and (iii) each other person known to us to own beneficially more than 5% of our common shares as of March 15, 2024. Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. The table also includes the number of shares underlying options that are exercisable within sixty (60) days of March 15, 2024. Common shares subject to these options are deemed to be outstanding for the purpose of computing the ownership percentage of the person holding these options, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person.

The shareholders listed below do not have any different voting rights from our other shareholders.

	Number of Shares Beneficially Owned (1)	Percent of Class
Directors and Officers:
Chris Tsiofas	64,467	*
Thomas Mika	138,611	*
Kevin Barnes	54,746	*
Suresh Venkatesan	158,611	*
Raju Kankipati	11,111	*
Peter Charbonneau	63,729	*
Jean-Louis Malinge	33,892	*
Vivek Rajgarhia	1,500	*
Glen Riley	40,129	*
Michal Lipson	8,196	*
Directors and Officers Subtotal	574,992	*

Major Shareholders:
None that we are aware of.

* Less than one percent (1%).

(1)	The number of shares set forth for each Director, Officer and Major Shareholder, if any, was determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act.

See “Item 6.B. Compensation” for the exercise prices of options.

The following table presents the options exercisable for Directors and Officers within the next 60 days:

First Name	Last Name	Expiry	Grant Price		Exercisable
Kevin	Barnes	11-Jul-2027	$2.80	CAD	1,400
Kevin	Barnes	25-Mar-2028	$5.20	CAD	2,000
Kevin	Barnes	11-Jul-2027	$2.80	CAD	10,000
Kevin	Barnes	11-Jul-2027	$2.80	CAD	12,000
Kevin	Barnes	08-Nov-2032	$4.00	CAD	15,625
Kevin	Barnes	04-Apr-2031	$11.90	CAD	17,189
Kevin	Barnes	12-Jan-2030	$3.70	CAD	20,314
Kevin	Barnes	10-Dec-2028	$2.65	CAD	24,500
Kevin	Barnes	12-Jan-2030	$3.70	CAD	25,000
Kevin	Barnes	09-Jun-2030	$5.30	CAD	26,250
Kevin	Barnes	26-May-2029	$3.80	CAD	50,000
Peter	Charbonneau	03-Feb-2030	$4.20	CAD	3,549
Peter	Charbonneau	04-Apr-2031	$11.90	CAD	14,375
Peter	Charbonneau	25-Mar-2028	$5.20	CAD	15,473

Peter	Charbonneau	11-Jul-2033	$5.70	CAD	23,909
Peter	Charbonneau	09-Jun-2030	$5.30	CAD	33,711
Peter	Charbonneau	18-Jun-2028	$3.30	CAD	39,900
Peter	Charbonneau	26-May-2029	$3.80	CAD	40,059
Peter	Charbonneau	08-Nov-2032	$4.00	CAD	52,860
Theresa	Ende	29-May-2032	$7.16	CAD	4,745
Theresa	Ende	11-Jul-2033	$5.70	CAD	18,712
Theresa	Ende	08-Nov-2032	$4.00	CAD	41,368
Mo	Jinyu	08-Nov-2032	$3.54	CAD	31,250
Mo	Jinyu	06-Jan-2031	$8.10	CAD	75,000
Raju	Kankipati	08-Nov-2032	$3.54	CAD	31,250
Raju	Kankipati	03-Apr-2032	$8.73	CAD	43,750
Yong Meng	Lee	08-Nov-2032	$3.54	CAD	17,188
Yong Meng	Lee	04-Apr-2031	$11.90	CAD	17,189
Yong Meng	Lee	09-Jun-2030	$5.30	CAD	17,500
Yong Meng	Lee	01-Nov-2029	$3.30	CAD	100,000
Michal	Lipson	18-Jun-2032	$6.59	CAD	5,194
Michal	Lipson	11-Jul-2033	$5.70	CAD	18,712
Michal	Lipson	08-Nov-2032	$4.00	CAD	41,368
Jean-Louis	Malinge	04-Apr-2031	$11.90	CAD	11,250
Jean-Louis	Malinge	11-Jul-2033	$5.70	CAD	18,712
Jean-Louis	Malinge	09-Jun-2030	$5.30	CAD	26,382
Jean-Louis	Malinge	26-May-2029	$3.80	CAD	36,053
Jean-Louis	Malinge	18-Jun-2028	$3.30	CAD	39,900
Jean-Louis	Malinge	08-Nov-2032	$4.00	CAD	41,368
Jean-Louis	Malinge	03-Sep-2027	$3.00	CAD	52,500
Thomas	Mika	04-Apr-2031	$11.90	CAD	30,939
Thomas	Mika	08-Nov-2032	$4.00	CAD	31,250
Thomas	Mika	14-Jan-2027	$3.85	CAD	50,000
Thomas	Mika	09-Jun-2030	$5.30	CAD	52,500
Thomas	Mika	11-Jul-2027	$2.80	CAD	80,000
Thomas	Mika	25-Mar-2028	$5.20	CAD	95,000
Thomas	Mika	31-Oct-2026	$6.20	CAD	100,000
Thomas	Mika	26-May-2029	$3.80	CAD	100,000
Vivek	Rajgarhia	04-Apr-2031	$11.90	CAD	30,939
Vivek	Rajgarhia	08-Nov-2032	$4.00	CAD	31,250
Vivek	Rajgarhia	09-Jun-2030	$5.30	CAD	99,376
Vivek	Rajgarhia	01-Nov-2029	$3.30	CAD	102,400
Glen	Riley	04-Apr-2031	$11.90	CAD	11,250
Glen	Riley	11-Jul-2033	$5.70	CAD	20,792
Glen	Riley	02-Dec-2030	$5.00	CAD	22,460
Glen	Riley	08-Nov-2032	$4.00	CAD	45,965
Chris	Tsiofas	04-Apr-2031	$11.90	CAD	12,500
Chris	Tsiofas	05-Jul-2026	$8.60	CAD	15,000
Chris	Tsiofas	11-Jul-2033	$5.70	CAD	20,792
Chris	Tsiofas	09-Jun-2030	$5.30	CAD	29,314
Chris	Tsiofas	26-May-2029	$3.80	CAD	44,065

Chris	Tsiofas	08-Nov-2032	$4.00	CAD	45,965
Chris	Tsiofas	18-Jun-2028	$3.30	CAD	48,767
Chris	Tsiofas	11-Jul-2027	$2.80	CAD	68,750
Suresh	Venkatesan	05-Jul-2026	$8.60	CAD	30,000
Suresh	Venkatesan	04-Apr-2031	$11.90	CAD	44,689
Suresh	Venkatesan	08-Nov-2032	$4.00	CAD	62,500
Suresh	Venkatesan	09-Jun-2030	$5.30	CAD	218,750
Suresh	Venkatesan	11-Jul-2027	$2.80	CAD	280,000
Suresh	Venkatesan	25-Mar-2028	$5.20	CAD	390,000
Suresh	Venkatesan	26-May-2029	$3.80	CAD	450,000
					3,782,718

	Number of Warrants exercisable within 60 days	Exercise price CA$
Glen Riley	5,000	5.00

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation.

In 2023, the Company adopted a compensation recovery policy (the “Compensation Recovery Policy”) in compliance with Nasdaq listing standards and Rule 10D-1 of the Exchange Act, a copy of which is filed as Exhibit 97.1 to this Annual Report on Form 20-F.

We were not required to prepare an accounting restatement during the year ended December 31, 2023. As of December 31, 2023, there was no outstanding balance of erroneously awarded compensation to be recovered pursuant to the Compensation Recovery Policy.

Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders.

Holdings by Major Shareholders

Please refer to Item 6.E. “Share Ownership” for details regarding securities held by Directors, Officers and Major Shareholders. The Company’s major shareholders do not have any different or special voting rights.

U.S. Share Ownership

As of March 15, 2024, there were a total of 405 holders of record of our common shares with addresses in the U.S. We believe that the number of U.S beneficial owners is substantially greater than the number of U.S record holders, because a large portion of our common shares are held in broker “street names.” As of March 15, 2024, U.S. holders of record held approximately 17% of our outstanding common shares.

Control of Company

The Company is a publicly owned Ontario corporation, the common shares of which are owned by Canadian residents, U.S. residents and other foreign residents. The Company is not controlled by any foreign government or other person(s) except as described in “Item 4.A. History and Progress of the Company” and “Item 6.E. Share Ownership.”

Change of Control of Company Arrangements

None

B.	Related Party Transactions.

No shareholder beneficially owns 5% or more of the Company’s common shares.

Compensation to key management personnel (CEO, CFO, President, GM POET Technologies Pte Ltd, VP Finance and Treasurer, VP Product Line Management, SVP, GM Asia) was as follows:

	2023	2022	2021

Salaries	$2,044,920	$2,010,479	$1,782,297
Share-based payments (1)	1,771,078	1,711,716	2,077,333

Total	$3,815,998	$3,722,195	$3,859,630

(D)	Share-based payments are the fair value of options granted to key management personnel and expensed during the various years as calculated using the Black-Scholes model.

C.	Interests of Experts and Counsel.

Not applicable.

Item 8. Financial Information

A.	Consolidated Statements and Other Financial Information.

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

B.	Significant Changes.

On February 24, 2022, the Company filed Articles of Amendment to consolidate its common shares on a ten-for-one basis. For further clarity, for every ten (10) pre-consolidated common shares, shareholders received one (1) post-consolidated common share. On February 28, 2022 the Company’s common shares began trading on the TSXV on a post consolidation basis. The Company’s name and trading symbol remained unchanged. All references to share and per share amounts in these consolidated financial statements and accompanying notes to the consolidated financial statements have been retroactively restated to reflect the ten-for-one share consolidation.

On March 14, 2022 the Company’s common shares began trading on Nasdaq under the trading symbol “POET”.

Item 9. The Offer and Listing

A.	Offer and Listing Details.

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

Period Ended	High (CA$)	Low (CA$)
MONTHLY
28-Feb-24	2.04	1.75
31-Jan-24	1.79	1.18
31-Dec-23	1.54	1.02
30-Nov-23	3.83	1.01
31-Oct-23	4.49	3.72
30-Sep-23	5.50	4.17
QUARTERLY
28-Feb-24	2.04	1.06
30-Nov-23	5.50	1.01
31-Aug-23	7.75	4.84
31-May-23	6.90	4.80
28-Feb-23	8.31	3.60
30-Nov-22	5.41	3.26
31-Aug-22	7.39	4.13
31-May-22	13.65	7.04
28-Feb-22	11.25	7.60
30-Nov-21	12.90	7.70
YEARLY
31-Dec-23	8.31	1.01
31-Dec-22	13.65	3.26
31-Dec-21	15.80	7.10
31-Dec-20	7.10	2.20
31-Dec-19	4.60	2.70

B.	Plan of Distribution.

Not required.

C.	Markets.

The Company’s common shares trade on (i) the TSXV in Canada under the symbol “PTK” and (ii) Nasdaq in the United Stated under the symbol “POET” (since March 14, 2022).

D.	Selling Shareholders.

Not required.

E.	Dilution

Not required.

F.	Expenses of the Issue

Not required.

Item 10. Additional Information

A.	Share Capital

Not required.

B.	Memorandum and Articles of Association.

The Company was originally formed under the British Columbia Company Act on February 9, 1972 as Tandem Resources Ltd. (“Tandem”). The Company took its current form after Tandem amalgamated with Stanmar Resources Ltd. and Keezic Resources Ltd. pursuant to Articles of Amalgamation on November 14, 1985. Tandem moved to Ontario by Articles of Continuance on January 3, 1997. Tandem changed its name to OPEL International Inc. by Articles of Amendment on September 26, 2006. OPEL International Inc. was continued under the New Brunswick Business Corporations Act on January 30, 2007, then back to Ontario by Articles of Continuance on November 30, 2010, changing its name to OPEL Solar International Inc. By Articles of Amendment on August 25, 2011, OPEL Solar International Inc. changed its name to OPEL Technologies, Inc. By Articles of Amendment on July 23, 2013, OPEL Technologies Inc. changed its name to POET Technologies Inc. Today, the Company is an Ontario corporation governed by the OBCA. The following are summaries of material provisions of our Articles of Continuance, as amended from time to time (the “Articles”), in effect as of the date of this Annual Report insofar as they relate to the material terms of our common shares.

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

The threshold for a pre-closing net benefit review depends on whether the purchaser is: (a) controlled by a person or entity from a member of the WTO; (b) a state- owned enterprise (SOE); or (c) from a country considered a “Trade Agreement Investor” under the Investment Act. A different threshold also applies if the Canadian business carries on a cultural business. The 2024 threshold for WTO investors that are SOEs will be $528 million based on the book value of the Canadian business’ assets, up from $512 million in 2023. The 2024 thresholds for review for direct acquisitions of control of Canadian businesses by private sector investor WTO investors is $1.326 billion and private sector trade- agreement investors is $1.989 billion and are both based on the “enterprise value” of the Canadian business being acquired.

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

Specifically, the Bid Amendments require that all non-exempt take-over bids

(D)	receive tenders of more than 50% of the outstanding securities of the class that are subject to the bid, excluding securities beneficially owned, or over which control or direction is exercised, by the offeror or by any person acting jointly or in concert with the offeror (the Minimum Tender Requirement);

(2) be extended by the offeror for an additional 10 days after the Minimum Tender Requirement has been achieved and all other terms and conditions of the bid have been complied with or waived (the 10 Day Extension Requirement); and

(3) remain open for a minimum deposit period of 105 days (the Minimum 105 Day Bid Period) unless

(D)	the offeree board states in a news release a shorter deposit period for the bid of not less than 35 days, in which case all contemporaneous take-over bids must remain open for at least the stated shorter deposit period, or

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

Special Conditions for Changes in Capital

The conditions imposed by the Company’s Articles are not more stringent than required under the OBCA.

C.	Material Contracts.

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

None

D.	Exchange Controls.

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

E.	Taxation.

The following summary discusses certain material U.S. and Canadian tax considerations related to the holding and disposition of common shares as of the hereof. Prospective purchasers of our common shares are advised to consult their own tax advisers concerning the consequences under the tax laws of the country of which they are resident or in which they are otherwise subject to tax of making an investment in our common shares.

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

Distributions of current or accumulated earnings and profits paid in foreign currency to a U.S. Holder (including any non-U.S. taxes withheld therefrom) will be includible in the income of a U.S. Holder in a U.S. Dollar amount calculated by reference to the exchange rate on the day the distribution is received. A U.S. Holder that receives a foreign currency distribution and converts the foreign currency into U.S. dollars subsequent to receipt may have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, €h will generally be U.S. source ordinary income or loss. A loss might not be deductible due to certain limitations.

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

As an alternative to making the QEF election, a U.S. Holder of PFIC stock which is regularly traded on a qualified exchange may avoid the negative effects of the PFIC rules by electing to mark the stock to market and recognizing as ordinary income or loss, each taxable year that we are a PFIC, an amount equal to the difference as of the close of the taxable year between the fair market value of the PFIC stock and the U.S. Holder’s adjusted tax basis in the PFIC stock. Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. Holder under the election for prior taxable years. This election is available for so long as the Company’s common shares constitute “marketable stock,” which includes stock of a PFIC that is “regularly traded” on a “qualified exchange or other market.” Generally, a “qualified exchange or other market” includes a national market system established pursuant to Section 11A of the Exchange Act, or a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located and that has certain characteristics. A class of stock that is traded on one or more qualified exchanges or other markets is “regularly traded” on an exchange or market for any calendar year during which that class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter, subject to special rules relating to an initial public offering. It is not entirely clear whether either Nasdaq or TSXV are qualified exchanges or other markets, or whether there will be sufficient trading volume with respect to the Company’s common shares, and accordingly, whether the common shares will be “marketable stock” for these purposes. Furthermore, there can be no assurances that the Company’s common shares will continue to trade on any of the exchanges listed above.

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

F.	Dividends and Paying Agents.

Not required.

G.	Statements by Experts.

The consolidated financial statements of POET Technologies Inc. as of December 31, 2023, 2022 and 2021 included herein, have been audited by Marcum LLP, our independent registered accounting firm for that period, 555 Long Wharf Drive, 8th Floor, New Haven, CT 06511, USA, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

H.	Documents on Display.

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

I.	Subsidiary Information.

Not applicable.

J.	Annual Report to Security Holders.

If we are required to furnish an annual report to security holders on Form 6-K, we will submit such annual report in electronic format in accordance with the EDGAR Filer Manual.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

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

Exchange Rate Risk

The functional currency of each of the entities included in the accompanying consolidated financial statements is the local currency where the entity is domiciled. Functional currencies include the Chinese Yuan, US, Singapore and Canadian dollar. Most transactions within the entities are conducted in functional currencies. As such, none of the entities included in the consolidated financial statements engage in hedging activities. The Company is exposed to a foreign currency risk when its subsidiaries hold current assets or current liabilities in currencies other than its functional currency. A 10% change in foreign currencies held would increase or decrease other comprehensive loss by $198,000.

The following table shows exchange rates, from CAD to USD, for the past six months:

Period	High (1)	Low (1)	Average (2)

February 2024	0.7471	0.7363	0.7411
January 2024	0.7506	0.7394	0.7451
December 2023	0.7575	0.7354	0.7460
November 2023	0.7373	0.7218	0.7296
October 2023	0.7362	0.7207	0.7289
September 2023	0.7437	0.7308	0.7375
September 2023 — February 2024	0.7575	0.7207	0.7381

(1)	Bank of Canada monthly average rates
(2)	Bank of Canada daily closing average rates

The following table shows exchange rates, from SGD to USD, for the past six months:

Period	High (1)	Low (1)	Average (2)

February 2024	0.7479	0.7399	0.7434
January 2024	0.7537	0.7434	0.7482
December 2023	0.7576	0.7437	0.7510
November 2023	0.7509	0.7306	0.7414
October 2023	0.7338	0.7279	0.7302
September 2023	0.7386	0.7285	0.7333
September 2023 — February 2024	0.7576	0.7279	0.7413

(1)	Bank of Singapore monthly average rates
(2)	Bank of Singapore daily closing average rates

The following table shows exchange rates, from CNY to USD, for the past six months:

Period	High (1)	Low (1)	Average (2)

February 2024	0.1395	0.1389	0.1390
January 2024	0.1400	0.1390	0.1394
December 2023	0.1408	0.1393	0.1400
November 2023	0.1402	0.1367	0.1383
October 2023	0.1371	0.1366	0.1368
September 2023	0.1377	0.1361	0.1370
September 2023 — February 2024	0.1408	0.1361	0.1384

(1)	Bank of China monthly average rates
(2)	Bank of China daily closing average rates

Item 12. Description Of Securities Other Than Equity Securities

A.	Debt Securities.

Not required.

B.	Warrants and Rights

Not required.

C.	Other Securities

Not required.

D.	American Depositary Shares.

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

Disclosure Controls and Procedures.

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

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2023, our disclosure controls and procedures were not effective due to a material weakness in our internal control over financial reporting. A material weakness, as defined in the Sarbanes Oxley Act of 2002 (“SOX”), is a control deficiency, or combination of control deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual consolidated financial statements will not be prevented or detected on a timely basis. The material weakness resulted from a cybersecurity event in which the Company, late in the year, received a fraudulent request to pay an amount owing to a single vendor. The Company’s controls over the validity of such requests were not effective and as a result an immaterial amount was paid to an unauthorized party. Management identified the fraud and recovered the amount through its pre-existing insurance coverage. Management immediately put in place additional cyber controls to ensure that the Company’s assets are appropriately safe guarded. However, because there was not sufficient time to test those additional controls prior to year-end, the Chief Executive Officer and the Chief Financial Officer determined that a material weakness existed at December 31, 2023 (the “Cybersecurity Material Weakness”).

Management’s Annual Report on Internal Control Over Financial Reporting.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2023. In making this assessment, it used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that assessment and those criteria, management concluded that we did not maintain effective internal controls over financial reporting as of December 31, 2023 as a result of the Cybersecurity Material Weakness.

The Cybersecurity Material Weakness did not result in a material misstatement of our consolidated financial statements for the fiscal year ended December 31, 2023 or any prior annual or interim periods nor has it resulted in any material failure to safeguard our assets, including our cash and fixed assets. However, if the Cybersecurity Material Weakness is not remediated, a material misstatement of account balances or disclosures may not be prevented, and may go undetected, which could result in a material misstatement of future annual or interim consolidated financial statements.

Following the identification of the Cybersecurity Material Weakness, management has taken steps to remediate that material weakness. Specifically, management has:

●	Added a procedure that requires vendors to provide on letterhead both the original bank information and the changed bank information.

●	Put in place a call back procedure to contact the vendor to get verbal confirmation of the change, including confirming pertinent transactions related to prior business activity.
●	Upgraded email security and monitoring to more effectively identify phishing and spoofing events; and .
●	Initiated training programs to help staff more quickly identify spoofing and phishing events.

Although management has taken immediate remedial steps, the Cybersecurity Material Weakness will not be considered remediated until the applicable remedial controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively. Further, our independent registered accounting firm has not performed an audit of our internal control over financial reporting subsequent to December 31, 2023 and we cannot give assurances that the measures we have thus far taken to remediate the aforementioned material weakness were sufficient or that they will prevent future material weaknesses. As management continues to evaluate and work to improve our internal control over financial reporting, we may determine it necessary to take additional measures or modify the remediation measures we have taken to date.

Attestation Report of the Registered Public Accounting Firm.

Marcum LLP, the independent registered public accounting firm that audited the consolidated financial statements of the Company included in this Annual Report on Form 20-F, and has issued an attestation report on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2023.

Changes in Internal Controls Over Financial Reporting.

We have undertaken the remediation efforts described. Except for those efforts, there were no other changes in our internal control over financial reporting during year ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services

The following table sets forth, for each of the years indicated, the fees billed by our independent registered public accounting firm, Marcum LLP.

	Year Ended December 31,
Services Rendered	2023	2022

Audit Fees (1)	$470,455	$340,000
Audit-Related Fees (2)	-	-
Tax Fees (3)	16,715	14,440
All Other Fees (4)	-	-
Total	$487,170	354,440

(1)	Audit Fees included fees for the audit of the Company’s annual consolidated financial statements, SOX 404(b) audit and professional services rendered in connection with filing of registration statements.

(2)	Audit-Related Fees include fees for assurance and related services that are reasonably related to the performance of the audit and are not reported under audit fees. These fees primarily include accounting consultations regarding the accounting treatment of matters that occur in the regular course of business, implications of new accounting pronouncements, acquisitions and other accounting issues that occur from time to time.

(3)	Tax Fees include fees for professional services rendered by our independent registered public accounting firm for tax compliance and tax advice on actual or contemplated transactions.

(4)	All Other Fees include fees for services rendered by our independent registered public accounting firm with respect to government incentives and other matters.

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F. Change in Registrant’s Certifying Accountant.

Not applicable.

Item 16G. Corporate Governance

A foreign private issuer that follows home country practices in lieu of certain provisions of the Nasdaq rules must disclose the ways in which its corporate governance practices differ from those followed by U.S. domestic companies. As required by Nasdaq Rule 5615(a)(3), the Company discloses on its website, www.poet-technologies.com, each requirement of the Nasdaq rules that it does not follow and describes the home country practice it follows in lieu of such requirements.

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider Trading Policies

The Company has adopted an Insider Trading Policy governing the purchase, sale and other dispositions of the Company’s securities by directors, senior management and employees that is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and all applicable listing standards. A copy of the policy is filed as Exhibit 11.2 hereto.

Item 16K. Cybersecurity

We believe cybersecurity is key to the Company achieving its strategic goals and objectives. Based on the nature of our business and the industry in which we operate, we are faced with a variety of cybersecurity threats including phishing emails, ransomware attacks, malicious attachments, social engineering attacks and denial of service attacks, among others. Our customers, suppliers, subcontractors and partners face similar cybersecurity threats, and a cybersecurity incident impacting us or any of these entities could materially adversely affect our operations, performance and results of operations.

Our information security organization has implemented a governance structure and processes to assess, identify, manage and report cybersecurity risks. We engage third-party service providers to conduct evaluations of our security controls, including testing both the design and operational effectiveness of security controls.

In the event of an incident, we intend to follow our incident management procedures, which outline the steps to be followed from incident detection to mitigation, recovery and notification, including notifying functional areas (e.g., legal, compliance and internal audit), as well as senior leadership and the Board, as appropriate.

On a regular basis, the Company analyzes its internet-based services to identify vulnerabilities and assesses the protection and the detection capabilities. The cybersecurity compliance status of assets is centrally evaluated across the Company’s global sites and business and operational functions. Results are shared within the Company’s relevant business units and across global functions. The Company implements corrective measures and improvement actions in response to these processes, as appropriate. Data classification and protection tools are in place, such as the implementation of a specific process and technology aimed at detecting and responding to abnormal data flows.

Cybersecurity risks and threats, including as a result of any previous cybersecurity incidents, have not materially impacted and are not reasonably expected to materially impact us or our operations to date. However, we recognize the ever-evolving cyber risk landscape and cannot provide any assurances that we will not be subject to a material cybersecurity incident in the future.

Governance

The Board of Directors and our Audit Committee oversee management’s processes for identifying and mitigating risks, including cybersecurity risks, to help align our risk exposure with our strategic objectives. Senior leadership have developed a process to regularly brief the Audit Committee and Board of Directors on our cybersecurity and information security policies and procedures, and the Board of Directors will be apprised of cybersecurity incidents deemed to have a potential material impact on the Company.

We use an outsourced IT firm, to manage our overall information security strategy, policy, cyber threat detection and response, cyber architecture and processes for the security of our network and intellectual property. Various technologies and techniques are used to monitor and manage cybersecurity risks. Policies and processes are regularly updated.

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

a.	Audited Financial Statements — for the years ended December 31, 2023, 2022 and 2021 and as of December 31, 2023, 2022 and 2021

Item 18. Financial Statements

The Company has elected to provide financial statements pursuant to Item 17.

Item 19. Exhibits

1.1	Certificate and Articles of Continuance (1)
1.2	Amended and Restated Bylaws (2)
1.3	Articles of Amendment, dated February 24, 2022 (8)
2.0	Description of Securities (6)
4.1	License Agreement with the University of Connecticut, dated April 28, 2003, as amended April 15, 2014 (1)
4.3	Shareholder Rights Plan Agreement between the Company and TMX Equity Transfer Services, Inc.(2)
4.4	Employment Agreement with Suresh Venkatesan, dated June 10, 2015 (3)
4.5	Employment Agreement with Vivek Rajgarhia, dated November 4, 2019 (6)
4.6	Employment Agreement with Thomas Mika, dated November 2, 2016 (4)
4.7	Definitive agreement with San’an Integrated Circuit Co., Ltd dated October 21, 2020 (7)
4.8	Sale and Purchase Agreement for DenseLight Semiconductors PTE, LTD, dated April 27, 2016 (4)
4.9	Sale and Purchase Agreement for BB Photonics Inc. dated May 16, 2016 (4)
4.10	2021 Stock Option Plan (8)
4.11	Form of Option Agreement(1)
4.12	Form of Warrant for Purchase of Common Shares (1)
4.13	Stock Specimen Certificate (1)
4.15	Share Sale Agreement for DenseLight Semiconductors PTE, Ltd dated August 20, 2019 (6)
4.16	Omnibus Incentive Plan (10)
4.18	Underwriting Agreement with Maxim Group LLC (10)
4.20	Form of Warrant Certificate, December 4, 2023 (10)
4.22	Securities Trading Policy (10)
4.23	Equity Distribution Agreement Dated June 29, 2023 (10)
4.24	Equity Distribution Agreement Dated September 1, 2023 (10)
4.27	Warrant indenture with TSX Trust Company, dated February 11, 2021 (7)
4.28	Engagement letter with Cormark Securities Inc, dated January 25, 2021 (7)
4.29	Upsize letter with Cormark Securities Inc, dated January 26, 2021 (7)
4.30	Form of Subscription for Units of Private Placement, dated February 11, 2021 (7)
4.31	Form of Subscription for Units of Private Placement, dated December 2, 2022 (9)
4.32	Form of Warrant Certificate, dated December 2, 2022 (9)
8.1	List of Subsidiaries (10)
11.1	Code of Business Conduct and Ethics (7)
12.1	Certification of Principal Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (10)
12.2	Certification of Principal Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (10)
13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (10)
13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (10)
23.1	Consent of Marcum LLP, independent registered accounting firm (10)
97.1	POET Technologies Inc. Clawback Policy (10)
101. INS(*)	Inline XBRL Instance Document (10)
101.SCH(*)	Inline XBRL Taxonomy Extension Schema Linkbase Document (10)
101. AL(*)	Inline XBRL Taxonomy Extension Calculation Linkbase Document (10)
101.DEF(*)	Inline XBRL Taxonomy Extension Definition Linkbase Document (10)
101.LAB(*)	Inline XBRL Taxonomy Extension Label Linkbase Document (10)
101.PRE(*)	Inline XBRL Taxonomy Extension Presentation Linkbase Document (10)
104(*)	Cover Page Interactive Data File (embedded within Inline XBRL document) (10)

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

(7) Filed as an exhibit to the Company’s annual Form 20-F on April 9, 2021 and incorporated herein by reference

(8) Filed as an exhibit to the Company’s annual Form 20-F on April 26, 2022 and incorporated herein by reference

(9) Filed as an exhibit to the Company’s annual Form 20-F on March 31, 2023 and incorporated herein by reference

(10) Filed as an exhibit to this Form 20-F.

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

Date: March 28, 2024

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

The consolidated financial statements for the years ended December 31, 2023, 2022 and 2021 have been audited by Marcum LLP, independent registered public accounting firm, which has full and unrestricted access to the Audit Committee. Marcum’s report on the consolidated financial statements is presented herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

POET Technologies Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of POET Technologies Inc. (the “Company”) as of December 31, 2023, 2022 and 2021, the related consolidated statements of operations and deficit, comprehensive loss, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2023, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 2013 and our report dated March 15, 2024, expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting because of the existence of a material weakness.

Explanatory Paragraph – Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1, the Company has a incurred significant losses over the past few years and needs to raise additional funds to meet its future obligations and sustain its operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission, Ontario Securities Commission and the PCAOB.

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

March 15, 2024

PCAOB ID 688

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Shareholders and Board of Directors of

POET Technologies Inc.

Adverse Opinion on Internal Control Over Financial Reporting

We have audited POET Technologies Inc.’s (the “Company”) internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, because of the effect of the material weakness described in the following paragraph on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

A material weakness is a control deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in “Management’s Annual Report on Internal Control Over Financial Reporting”. The Company’s controls responsible for verification of changes to payment instructions from the Company’s vendors was not effective.

This material weakness was considered in determining the nature, timing and extent of audit tests applied in our audit of the fiscal December 31, 2023 consolidated financial statements, and this report does not affect our report dated March 15, 2024 on those financial statements.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated statements of financial position as of December 31, 2023, 2022 and 2021 and the related consolidated statements of operations and deficit, comprehensive loss, changes in shareholders’ equity, and cash flows and the related notes for each of the three years in the period ended December 31, 2023 of the Company and our report dated March 15, 2024 expressed an unqualified opinion, which includes an explanatory paragraph regarding the Company’s ability to continue as a going concern, on those financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management Annual Report on Internal Control Over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission, the Ontario Securities Commission, and the PCAOB.

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

/s/ Marcum LLP

Marcum llp

Hartford, CT

March 15, 2024

POET TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in US Dollars)

December 31,	2023	2022	2021
Assets
Current
Cash and cash equivalents (Note 2)	$3,019,069	$9,229,845	$14,941,775
Short-term investments (Note 2)	-	-	6,366,828
Accounts receivable (Notes 3)	-	62,842	-
Prepaids and other current assets (Note 4)	150,676	275,507	480,523

	3,169,745	9,568,194	21,789,126
Investment in joint venture (Note 5)	-	-	1,445,251
Property and equipment (Note 6)	4,623,228	5,070,507	3,064,234
Patents and licenses (Note 7)	502,055	510,705	528,476
Right of use asset (Note 8)	482,389	241,047	326,890

	$8,777,417	$15,390,453	$27,153,977

Liabilities

Current
Accounts payable and accrued liabilities (Note 9)	$2,301,457	$3,362,430	$1,791,222
Covid-19 government support loans (Note 23)	30,200	29,520	31,660
Lease liability (Note 8)	204,939	150,951	101,074
Contract liabilities (Note 3)	-	274,192	-

	2,536,596	3,817,093	1,923,956

Non-current lease liability (Note 8)	307,141	128,312	258,274
Derivative warrant liability (Note 10 and 11(b))	1,002,264	-	-

	3,846,001	3,945,405	2,182,230

Shareholders’ Equity

Share capital (Note 11(b))	165,705,423	151,206,539	147,729,846
Warrants and compensation options (Note 12)	670,115	5,905,642	5,328,455
Contributed surplus (Note 13)	55,447,961	51,016,808	46,954,333
Accumulated other comprehensive loss	(2,601,058)	(2,660,281)	(2,053,917)
Deficit	(214,291,025)	(194,023,660)	(172,986,970)

	4,931,416	11,445,048	24,971,747

	$8,777,417	$15,390,453	$27,153,977

Commitments and contingencies (Note 15)

On behalf of the Board of Directors

Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

POET TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Expressed in US Dollars)

For the Years Ended December 31,	2023	2022	2021

Revenue (Note 21)	$465,777	$552,748	$209,100

Operating expenses
Selling, marketing and administration (Note 20)	10,795,155	9,516,271	9,055,528
Research and development (Note 20)	10,077,930	10,746,743	8,165,128

Operating expenses	20,873,085	20,263,014	17,220,656

Operating loss before the following	(20,407,308)	(19,710,266)	(17,011,556)
Interest expense (Notes 8)	(70,182)	(49,738)	(364,619)
Other income, including interest	234,990	188,320	75,084
Forgiveness of Covid-19 government support loans (Note 23)	-	-	186,747
Gain on contribution of intellectual property to joint venture (Note 5)	1,031,807	1,746,987	2,587,500
Share of loss in joint venture (Note 5)	(1,031,807)	(3,211,993)	(1,142,249)
Fair value adjustment to derivative warrant liability (Note 10 and 11(b))	(24,865)	-	-

Net loss	(20,267,365)	(21,036,690)	(15,669,093)

Deficit, beginning of year	(194,023,660)	(172,986,970)	(157,317,877)

Net loss	(20,267,365)	(21,036,690)	(15,669,093)

Deficit, end of year	$(214,291,025)	$(194,023,660)	$(172,986,970)

Basic and diluted net loss per share (Note 14)	$(0.51)	$(0.57)	$(0.45)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Expressed in US Dollars)

For the Years Ended December 31,	2023	2022	2021

Net loss	$(20,267,365)	$(21,036,690)	$(15,669,093)

Other comprehensive (loss) - net of income taxes Items that may in the future be reclassified to profit (loss):
Exchange differences on translating foreign operations	59,223	(606,364)	(70,705)

Comprehensive loss	$(20,208,142)	$(21,643,054)	$(15,739,798)

The accompanying notes are an integral part of these consolidated financial statements.

POET TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Expressed in US Dollars)

For the Years Ended December 31,	2023	2022	2021
Share Capital
Beginning balance	$151,206,539	$147,729,846	$114,586,260
Funds from the exercise of stock options	668,259	418,845	3,124,392
Fair value of stock options exercised	587,035	374,129	2,699,042
Funds from the exercise of warrants and compensation warrants	7,767,067	284,437	12,994,358
Fair value of warrants and compensation warrants exercised	4,418,783	79,547	5,351,586
Conversion of convertible debentures	-	-	3,571,342
Fair value of warrants issued on conversion of convertible debentures	-	-	(1,229,305)
Funds from common shares issued through ATM Financing	983,194	-	-
Funds from common shares issued on public or private offerings	1,607,400	3,184,332	11,815,595
Share issue costs	(578,317)	(247,892)	(1,143,034)
Common shares issued to settle accounts payable	-	40,029	13,814
Fair value of warrants issued on public or private offering	(954,537)	(656,734)	(3,766,007)
Fair value of broker warrant issued as share issue costs	-	-	(288,197)

December 31,	165,705,423	151,206,539	147,729,846

Equity Component of convertible debentures
Beginning balance	-	-	565,121
Fair value of equity component of convertible debentures	-	-	(565,121)

December 31,	-	-	-

Warrants and Compensation Options
Beginning balance	5,905,642	5,328,455	5,557,002
Fair value of warrants and compensation warrants exercised	(4,418,783)	(79,547)	(5,351,586)
Fair value of expired warrants and compensation options	(816,744)	-	(160,470)
Fair value of warrants issued on the exercise of convertible debentures	-	-	1,229,305
Fair value of warrants issued on private placement	-	656,734	3,766,007
Fair value of broker warrants issued as share issue costs	-	-	288,197

December 31,	670,115	5,905,642	5,328,455

Contributed Surplus
Beginning balance	51,016,808	46,954,333	44,407,679
Stock-based compensation	4,201,444	4,436,604	4,534,370
Fair value of stock options exercised	(587,035)	(374,129)	(2,699,042)
Fair value of expired warrants and compensation options	816,744	-	160,470
Fair value effect of conversion of convertible debentures	-	-	550,856

December 31,	55,447,961	51,016,808	46,954,333

Accumulated Other Comprehensive Loss
Beginning balance	(2,660,281)	(2,053,917)	(1,983,212)
Other comprehensive (loss) attributable to common shareholders - translation adjustment	59,223	(606,364)	(70,705)

December 31,	(2,601,058)	(2,660,281)	(2,053,917)

Deficit
Beginning balance	(194,023,660)	(172,986,970)	(157,317,877)
Net loss	(20,267,365)	(21,036,690)	(15,669,093)

December 31,	(214,291,025)	(194,023,660)	(172,986,970)

Total Shareholders’ Equity	$4,931,416	$11,445,048	$24,971,747

The accompanying notes are an integral part of these consolidated financial statements.

POET TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in US Dollars)

For the Years Ended December 31,	2023	2022	2021

CASH AND CASH EQUIVALENTS (USED IN) PROVIDED BY:

OPERATING ACTIVITIES
Net loss	$(20,267,365)	$(21,036,690)	$(15,669,093)
Adjustments for:
Depreciation of property and equipment (Note 6)	1,653,798	1,054,264	840,366
Amortization of patents and licenses (Note 7)	87,761	80,246	69,560
Amortization of right of use asset (Note 8)	180,602	158,648	190,596
Fair value adjustment to derivative warrant liability (Note 10)	24,865	-	-
Accretion of debt discount on convertible debentures and non-cash interest (Notes 8)	53,614	49,738	213,843
Stock-based compensation (Note 13)	4,201,444	4,436,604	4,534,370
Non-cash settled operating costs (Notes 6 and 11)	-	40,029	13,814
Gain on contribution of intellectual property to joint venture (Note 5)	(1,031,807)	(1,746,987)	(2,587,500)
Share of loss in joint venture (Note 5)	1,031,807	3,211,993	1,142,249
Forgiveness of covid-19 government support loans (Note 23)	-	-	(186,747)

	(14,065,281)	(13,752,155)	(11,438,542)
Net change in non-cash working capital accounts:
Accounts receivable	62,000	(61,099)	-
Prepaid and other current assets	126,936	(356,199)	134,926
Accounts payable and accrued liabilities	(1,256,925)	1,596,690	70,323
Contract liabilities	(274,192)	246,853	-

Cash flows from operating activities	(15,407,462)	(12,325,910)	(11,233,293)

INVESTING ACTIVITIES
Maturity (purchase) of short-term investments (Note 2)	-	6,366,828	(6,366,828)
Purchase of property and equipment (Note 6)	(1,167,953)	(3,011,562)	(771,523)
Purchase of patents and licenses (Note 7)	(79,111)	(62,475)	(159,359)

Cash flows from investing activities	(1,247,064)	3,292,791	(7,297,710)

FINANCING ACTIVITIES
Issue of common shares for cash, net of issue costs (Note 11)	10,447,603	3,639,722	26,791,311
Payment of lease liability (Note 8)	(252,103)	(204,518)	(237,634)

Cash flows from financing activities	10,195,500	3,435,204	26,553,677

Effect of exchange rate on cash	248,250	(114,015)	46,207

Net change in cash and cash equivalents	(6,210,776)	(5,711,930)	8,068,881
Cash and cash equivalents, beginning of year	9,229,845	14,941,775	6,872,894

Cash and cash equivalents, end of year	$3,019,069	$9,229,845	$14,941,775

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

1. DESCRIPTION OF BUSINESS

POET Technologies Inc. is incorporated in the Province of Ontario. POET Technologies Inc. and its subsidiaries (the “Company”) design and develop the POET Optical Interposer and Photonic Integrated Circuits for the data center and tele-communications markets. The Company’s head office is located at 120 Eglinton Avenue East, Suite 1107, Toronto, Ontario, Canada M4P 1E2. These audited consolidated financial statements of the Company were approved by the Board of Directors of the Company on March 15, 2024.

These financial statements have been prepared on the going concern basis which assumes that the Company will have sufficient cash to pay its debts, as and when they become payable, for a period of at least 12 months from the date the financial report was authorised for issue.

As of December 31, 2023, the Company has accumulated losses of $(214,291,025) and working capital of $633,149. During the year ended December 31, 2023, the Company had negative cash flows from operations of $(15,407,462). The Company has prepared a cash flow forecast for one year from December 31, 2023 which indicates that it does not have sufficient cash to meet its minimum expenditure commitments and therefore needs to raise additional funds to continue as a going concern. As a result, there is substantial doubt about the Company’s ability to continue as a going concern.

To address the future funding requirements, management has undertaken the following initiatives:

1.	Raised CA$6,219,667 (US$4,607,161) in gross funding from a private placement on January 24, 2024.The financing included the issuance of warrants at an exercise price of CA$1.52. These warrants are currently in- the- money and will be exercisable after May 25, 2024.
2.	Raised $1,607,400 in gross funding from a public offering on December 4, 2023. The financing included the issuance of warrants at an exercise price of $1.12. These warrants are currently in- the- money and holders of these warrants are encouraged to exercise them.
3.	Established a strict budgetary process with a focus on maintaining an appropriate level of corporate overheads in line with the Company’s available cash resources.

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

The following table outlines the classification of financial instruments under IFRS 9:

Financial Assets
Cash and cash equivalents	Amortized cost
Short-term investments	Amortized cost
Accounts receivable	Amortized cost

Financial Liabilities
Accounts payable and accrued liabilities	Amortized cost
Contract liabilities	Amortized cost
Covid-19 government support loans	Amortized cost
Derivative warrant liability	Fair value through profit and loss (FVTPL)

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

Cash and cash equivalents

Cash and cash equivalents consist of cash in current accounts of $1,249,116 (2022 - $1,981,765, 2021 - $4,216,911) and funds invested in US and Canadian Term Deposits of $1,769,953 (2022 - $7,248,080, 2021 - $10,724,864) earning interest at rates ranging from 0.20% - 0.25% and maturing in less than 90 days.

Short-term investments

The short-term investments of nil (2022 - nil, 2021 - $6,366,828) consist of guaranteed investment certificates (GICs) held with one Canadian chartered bank and earn interest at rates ranging from 0.75 to 1.44%.

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

An impairment loss is reversed if there is an indication that there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. No impairment loss has been reported for the years ended December 31, 2023, 2022 and 2021.

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

Joint Venture

A joint arrangement is an arrangement among two or more parties where the parties are bound by a contractual arrangement and the contractual arrangement gives the parties joint control of the arrangement. A joint venture is a form of joint arrangement where an entity is independently formed and the parties jointly have rights to the net assets of the arrangement and therefore account for their interests under the equity method. The Company has a joint venture in China and uses the equity method to account for its share of the joint venture’s operations.

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

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

3. ACCOUNTS RECEIVABLE AND CONTRACT LIABILITIES

Revenue Contract Balances

	Contract
	Receivables	Liabilities
Opening balance, January 1, 2022	$-	$-
Customer deposits	-	(779,870)
Changes due to payment, fulfillment of performance obligations or
revenues recognized	62,842	489,906
Effect of changes in foreign exchange rates	-	15,772

Balance, December 31, 2022	$62,842	$(274,192)
Changes due to payment, fulfillment of performance obligations or revenues recognized	(62,842)	271,069
Effect of changes in foreign exchange rates	-	3,123

Balance, December 31, 2023	$-	$-

4. PREPAIDS AND OTHER CURRENT ASSETS

The following table reflects the details of prepaids and other current assets at December 31:

	2023	2022	2021
Sales tax recoverable and other current assets	$57,200	$128,321	$141,568
Deposits on equipment	-	-	288,287
Prepaid expenses	93,476	147,186	50,668

	$150,676	$275,507	$480,523

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

The Company’s contribution of intellectual property to SPX was independently valued at $22,500,000 at the time of its contribution. During the year ended December 31, 2023, the Company recognized a gain of $1,031,807 (2022 - $1,746,987, 2021 - $2,587,500) related to its contribution of intellectual property to SPX in accordance with IAS 28. The Company only recognized a gain on the contribution of the intellectual property equivalent to the Sanan IC’s interest in SPX, the unrecognized gain of $17,133,706 (2022 - $18,159,632, 2021 - $19,912,500) will be applied against the investment and periodically realized as the Company’s ownership interest in SPX is reduced. As at December 31, 2023, Sanan IC’s and the Company’s ownership interests were approximately 23.9% and 76.1% respectively (2022 - 19.3% and 80.7%, 2021 - 11.5% and 88.5%).

SPX was determined to be a joint venture as both Sanan IC and POET exercise joint control over SPX. All relevant activity of SPX require unanimous consent.

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

5.	JOINT VENTURE (Continued)

The Company’s investment in joint venture during the year can be summarized as follows:

Balance, January 1, 2021	$-
Contribution of intellectual property	22,500,000
Unrecognized gain on contribution of intellectual property	(19,912,500)
Share of loss in joint venture for the year ended December 31, 2021	(1,142,249)

Investment balance, December 31, 2021	1,445,251
Recognized gain on contribution of intellectual property	1,746,987
Share of loss in joint venture for the year ended December 31, 2022	(3,211,993)
Effect of changes in foreign exchange rates	19,755

Investment balance, December 31, 2022	-
Recognized gain on contribution of intellectual property	1,031,807
Share of loss in joint venture for the year ended December 31, 2023	(1,031,807)
Effect of changes in foreign exchange rates	-

Investment balance, December 31, 2023	$-

Summarized financial information of the joint venture is as follows:

December 31,	2023	2022	2021

Current assets	$1,758,587	$1,951,654	$2,287,252
Intangible assets	16,155,786	18,708,065	22,500,000
Liabilities	(149,306)	(180,897)	(44,683)
Owners Equity	(17,765,067)	(20,478,822)	(24,742,569)

Net loss	$3,830,962	$4,319,857	$1,212,417

The Company recognizes its share of SPX’s profits or losses using the equity method. On a weighted average basis, the Company’s share of the net operating loss was 78.9% or $(3,026,408), however the Company recognized $(1,031,807) of the net operating loss of SPX for the year ended December 31, 2023 (2022 - 83.7% or $(3,211,993), 2021 - $95.3% or $(1,142,249)). In accordance with IAS 28, the Company can only account for a loss to the extent that it carries a net investment in the joint venture on the statement of financial position. The Company’s current share of the operating loss is a result of the high value of the Company’s initial contribution. The Company’s share of the loss will reduce as Sanan IC periodically contributes cash and other assets to SPX.

6. PROPERTY AND EQUIPMENT

	Equipment not ready for use	Leasehold improvements	Machinery and equipment	Office equipment	Total

Cost
Balance, January 1, 2021	$227,147	$71,928	$3,994,657	$128,185	$4,421,917
Additions,net of returns	(128,575)	-	842,877	57,221	771,523
Reclassification	(96,334)	47,393	48,941	-	-
Effect of changes in foreign exchange rates	(2,238)	(2,206)	(56,455)	(2,137)	(63,036)

Balance,December 31, 2021	-	117,115	4,830,020	183,269	5,130,404
Additions, net of returns (1)	1,902,713	-	1,087,414	21,435	3,011,562
Reclassification	(141,702)	-	162,917	(21,215)	-
Effect of changes in foreign exchange rates	54,898	6,544	11,270	(5,587)	67,125

Balance, December 31, 2022	1,815,909	123,659	6,091,621	177,902	8,209,091
Additions	206,018	-	949,551	12,384	1,167,953
Reclassification	(2,013,090)	-	2,013,090	-	-
Effect of changes in foreign exchange rates	(8,837)	597	41,246	5,560	38,566

Balance, December 31, 2023	-	124,256	9,095,508	195,846	9,415,610

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

6.	PROPERTY AND EQUIPMENT (Continued)

	Equipment not ready for use	Leasehold improvements	Machinery and equipment	Office equipment	Total

Accumulated Depreciation
Balance, January 1, 2021	-	10,777	1,146,014	79,372	1,236,163
Depreciation for the year	-	18,891	794,834	26,641	840,366
Effect of changes in foreign exchange rates	-	(142)	(10,122)	(95)	(10,359)

Balance, December 31, 2021	-	29,526	1,930,726	105,918	2,066,170
Depreciation for the year	-	24,079	1,000,085	30,100	1,054,264
Effect of changes in foreign exchange rates	-	2,529	27,727	(12,106)	18,150

Balance, December 31, 2022	-	56,134	2,958,538	123,912	3,138,584
Depreciation for the year	-	24,684	1,600,981	28,133	1,653,798

Balance, December 31, 2023	-	80,818	4,559,519	152,045	4,792,382

Carrying Amounts
At December 31, 2021	$-	$87,589	$2,899,294	$77,351	$3,064,234
At December 31, 2022	$1,815,909	$67,525	$3,133,083	$53,990	$5,070,507
At December 31, 2023	$-	$43,438	$4,535,989	$43,801	$4,623,228
Property and equipment, carrying amounts	$-	$43,438	$4,535,989	$43,801	$4,623,228

(1)	During 2022, the Company returned $196,490 in equipment to a vendor. The equipment was not needed as the Company had alternatives. The equipment was returned without penalty to the Company.

7. PATENTS AND LICENSES

Cost
Balance, January 1, 2021	$837,102
Additions	159,359

Balance, December 31, 2021	996,461
Additions	62,475

Balance, December 31, 2022	1,058,936
Additions	79,111

Balance, December 31, 2023	1,138,047

Accumulated Amortization
Balance, January 1, 2021	398,425
Amortization	69,560

Balance, December 31, 2021	467,985
Amortization	80,246

Balance, December 31, 2022	548,231
Amortization	87,761

Balance, December 31, 2023	635,992

Carrying Amounts

At December 31, 2021	$528,476
At December 31, 2022	$510,705
At December 31, 2023	$502,055

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

8. RIGHT OF USE ASSET AND LEASE LIABILITY

The Company recognizes a lease liability and right of use asset relating to its commercial leases. The lease liability is measured at the present value of the remaining lease payments, discounted using the Company’s incremental borrowing rate of 12%.

Right of use asset	Building
Cost
Balance, January 1, 2021	$653,232
Effect of changes in foreign exchange rates	(4,122)
Balance, December 31, 2021	649,110
Lease modification	81,542
Balance, December 31, 2022	730,652
Addition	420,806
Balance, December 31, 2023	1,151,458

Accumulated Amortization
Balance, January 1, 2021	132,546
Amortization	190,596
Effect of changes in foreign exchange rates	(922)
Balance, December 31, 2021	322,220
Amortization	158,648
Effect of changes in foreign exchange rates	8,737
Balance, December 31, 2022	489,605
Amortization	180,602
Effect of changes in foreign exchange rates	(1,138)
Balance, December 31, 2023	669,069

Carrying Amounts
At December 31, 2021	$326,890
At December 31, 2022	$241,047
At December 31, 2023	$482,389

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

8.	RIGHT OF USE ASSET AND LEASE LIABILITY (Continued)

Lease liability
Balance, January 1, 2021	$531,997
Interest expense	67,675
Lease payments	(237,634)
Effect of changes in foreign exchange rates	(2,690)
Balance, December 31, 2021	359,348
Interest expense	49,738
Lease modification	81,542
Lease payments	(204,518)
Effect of changes in foreign exchange rates	(6,847)
Balance, December 31, 2022	279,263
Interest expense	53,613
Lease modification	-
Additions	424,021
Lease payments	(252,103)
Effect of changes in foreign exchange rates	7,286
Balance, December 31, 2023	$512,080

9. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities at December 31 was as follows:

	2023	2022	2021

Trade payables	$1,370,658	$2,723,531	$987,498
Payroll related liabilities	563,588	452,751	521,692
Accrued liabilities	367,211	186,148	282,032

	$2,301,457	$3,362,430	$1,791,222

10. DERIVATIVE WARRANT LIABILITY

On December 4, 2023, the Company raised gross proceeds of $1,607,400 from the issuance of 1,786,000 units through an underwritten public offering in the United States (the “Offering”). The Offering consisted of 1,786,000 common shares of the Company and warrants to purchase up to 1,786,000 warrants. The warrants are exercisable into common shares of the Company at a price of $1.12 until December 4, 2028.

Because the functional currency of the entity issuing the warrant is Canadian dollars but the warrants are exercisable in United States dollars, the Company may receive a variable amount in Canadian dollars when the warrants are exercised as the foriegn exchange may vary over the warrant exercise period. The variability in potential future cashflows resulted in a derivative warrant liability which will be periodically remeasured with any gains or losses charged to the consolidated statements of operations and deficit.

The fair value of the share purchase warrants was estimated on the date of issuance using the Black-Scholes option pricing model with the following weighted average assumptions: dividend yield of 0%, risk-free interest rate of 3.54%, volatility of 75.66%, and estimated life of 5 years. The estimated fair value assigned to the warrants and recognized as a derivative liability on the date of issuance was $954,537. The derivative liability was remeasured on December 31, 2023. The remeasurement resulted in a loss of $24,865.

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

10.	DERIVATIVE WARRANT LIABILITY (continued)

The following table presents the details of the derivative warrant liability:

	December 31, 2023	December 4, 2023
Stock price ($CA)	$1.25	$1.22
Exercise price ($CA)	$1.52	$1.52
Expected life in years	5.00	5.00
Volatility	75.66%	75.66%
Dividend yield	0%	0%
Risk free interest rate	3.54%	3.54%
Fair value of derivative warrant liability	$1,002,264	$954,537

11. SHARE CAPITAL

(a)	AUTHORIZED

Unlimited number of common shares

One special voting share

(b)	COMMON SHARES ISSUED

	Number of Shares	Amount
Balance, January 1, 2021	29,461,811	$114,586,260
Funds from the exercise of stock options	1,001,519	3,124,392
Fair value of stock options exercised	-	2,699,042
Issued on the conversion of convertible debentures (Note 10)	1,119,750	3,571,342
Fair value of warrants issued upon conversion of convertible debentures	-	(1,229,305)
Funds from the exercise of warrants	3,144,750	12,994,358
Fair value of warrants exercised	-	5,351,586
Funds from Common shares issued on private placement	1,764,720	11,815,595
Fair value of warrants issued on private placement	-	(3,766,007)
Share issue costs	-	(1,143,034)
Fair value of broker warrants issued as share issue costs	-	(288,197)
Shares issued to settle accounts payable	1,678	13,814
Balance, December 31, 2021	36,494,228	147,729,846
Funds from Common shares issued on private placement	1,126,635	3,184,332
Fair value of warrants issued on private placement	-	(656,734)
Share issue costs	-	(247,892)
Shares issued to settle accounts payable	5,422	40,029
Funds from the exercise of stock options	143,437	418,845
Fair value of stock options exercised	-	374,129
Funds from the exercise of warrants and compensation warrants	72,500	284,437
Fair value of warrants and compensation warrants exercised	-	79,547
Adjustment for 10 for 1 share consolidation	(272)	-
Balance, December 31, 2022	37,841,950	151,206,539
Funds from common shares issued through ATM financing	227,673	983,194
Funds from Common shares issued on private placement	1,786,000	1,607,400
Fair value of warrants issued on private placement	-	(954,537)
Share issue costs	-	(578,317)
Funds from the exercise of stock options	268,356	668,259
Fair value of stock options exercised	-	587,035
Funds from the exercise of warrants and compensation warrants	2,364,066	7,767,067
Fair value of warrants and compensation warrants exercised	-	4,418,783
Balance, December 31, 2023	42,488,045	$165,705,423

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

11.	SHARE CAPITAL (Continued)

2021

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

2022

In 2020, the Company engaged with a firm to assist with its shareholder communications strategy. The terms of the agreement require the Company to issue common shares at certain pre-determined dates in satisfaction of past services rendered. During the year ended December 31, 2022, the Company settled $40,029 (2021 - $13,814) in accounts payable related to services rendered in 2022 under this agreement by issuing 5,422 (2021 - 1,678) common shares at a price of $7.38 (CAD$9.38) (2021 - $8.20 (CAD$10.10)) per share to the firm.

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

2023

During the year ended December 31, 2023, the Company raised gross proceeds of $983,194 from the issuance of 227,673 common shares through an Equity Distribution Agreement, (“EDA”) with multiple agents. Pursuant to the EDA, the Company established an at-the-market (“ATM”) equity offering program whereby the Company may, at its discretion, during the term of the ATM agreement issue and sell, through the agents such number of common shares of the Company as would result in aggregate gross proceeds to the Company of up to US$30 million. The agents were paid a commission of 3% or $29,486 of the gross proceeds raised through the ATM. The Company incurred additional financing costs including legal and filing fees of $291,226.

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

11.	SHARE CAPITAL (Continued)

On December 4, 2023, the Company raised gross proceeds of $1,607,400 from the issuance of 1,786,000 units through an underwritten public offering in the United States (the “Offering”). The Offering consisted of 1,600,000 common shares of the Company and warrants to purchase up to 1,600,000 common shares of the Company at a combined public offering price of US$0.90 per common share and accompanying warrant. Each warrant has an exercise price of US$1.12 per common share and is exercisable for five years from the date of issuance. In addition, the Company granted the underwriter a 45 day option to purchase up to an additional 240,000 common shares and/or warrants to purchase up to an additional 240,000 common shares at the public offering price in any combination, less underwriting discounts and commissions, which the underwriter has partially exercised to purchase 186,000 additional common shares and additional warrants to purchase up to 186,000 common shares. The agents were paid a commission of 7% or $112,518 of the gross proceeds raised. The Company incurred additional financing costs including legal and filing fees of $145,089.

The fair value of the share purchase warrants was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: dividend yield of 0%, risk-free interest rate of 3.54%, volatility of 75.66%, and estimated life of 5 years. The estimated fair value assigned to the warrants was $954,537 (Note 10).

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

12. WARRANTS AND COMPENSATION OPTIONS

The following table reflects the continuity of warrants and compensation options:

	Historical Average Exercise Price	Number of Warrants/ Compensation options	Historical Fair value
Balance, January 1, 2021	$3.90	3,269,050	$5,557,002
Fair value of warrant issued on private placement (Note 11)	9.00	1,764,720	3,766,007
Fair value of broker warrants issued on private placement	6.70	105,883	288,197
Fair value of warrants issued on conversion of
convertible debentures	3.80	1,119,750	1,229,305
Historical fair value assigned to warrants exercised	3.90	(3,144,750)	(5,351,586)
Fair value of expired warrants	3.90	(93,300)	(160,470)
Balance, December 31, 2021	7.10	3,021,353	5,328,455
Fair value of warrant issued on private placement	1.17	563,318	656,734
Historical fair value assigned to warrants exercised	3.90	(72,500)	(79,547)
Balance, December 31, 2022	6.15	3,512,171	5,905,642
Historical fair value assigned to warrants exercised	3.27	(2,364,066)	(4,418,783)
Fair value of expired warrants	4.50	(584,787)	(816,744)
Fair value of warrant issued on public offering	-	1,786,000	-
Balance, December 31, 2023	$1.77	2,349,318	$670,115

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

13. STOCK OPTIONS AND CONTRIBUTED SURPLUS

Stock Options

On June 30, 2023, shareholders of the Company approved a fixed 20% omnibus equity incentive plan (the “Omnibus Plan”). The Omnibus Plan replaces the 2021 stock option plan. The Omnibus Plan provides flexibility to the Company to grant different forms of equity-based incentive awards to directors, officers, employees and consultants. The Omnibus plan provides the Company with the choice of granting stock options (“Options”), share units (“Share Units”) and deferred share units (“DSUs”). The Omnibus Plan provides that the maximum number of common shares issuable pursuant to awards granted under the Omnibus Plan and pursuant to other previously granted awards is limited to 8,056,055 (the “Number Reserved”). Any subsequent increase in the Number Reserved must be approved by shareholders of the Company and cannot, at the time of the increase, exceed 20% of the number of issued and outstanding shares. Awards vest in accordance with the policies determined by the Board of Directors from time to time consistent with the provisions of the Omnibus Plan which grants discretion to the Board of Directors.

Stock option transactions and the number of stock options outstanding were as follows:

	Number of Options	Historical Weighted Average Exercise Price
Balance, January 1, 2021	5,114,449	$3.30
Expired/cancelled	(166,438)	3.40
Exercised	(1,001,519)	3.00
Granted	1,013,125	8.50
Balance, December 31, 2021	4,959,617	4.40
Expired/cancelled	(117,438)	6.02
Exercised	(143,437)	2.85
Granted	2,043,083	3.32
Balance, December 31, 2022	6,741,825	4.10
Expired/cancelled	(182,750)	4.66
Exercised	(268,356)	2.49
Granted	1,002,170	4.11
Balance, December 31, 2023	7,292,889	$3.92

During the year ended December 31, 2023, the Company recorded stock-based compensation of $4,201,444 (2022 - $4,436,604, 2021 - $4,534,370) relating to stock options that vested during the year.

The stock options granted were valued using the Black-Scholes option pricing model using the following assumptions:

	2023	2022	2021
Weighted average exercise price	$4.11	$3.32	$8.50
Weighted average risk-free interest rate	2.88% - 3.48%	1.80% - 3.48%	0.80% - 1.48%
Weighted average dividend yield	0%	0%	0%
Weighted average volatility	82.17% - 82.45%	83.51%	90.68%
Weighted average estimated life	10 years	10 years	10 years
Weighted average share price	$4.11	$3.32	$8.50
Share price on the various grant dates:	$4.05 - $4.63	$2.72 - $6.71	$6.20 - $9.50
Weighted average fair value	$3.42	$2.70	$7.50

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

13.	STOCK OPTIONS AND CONTRIBUTED SURPLUS (Continued)

The underlying expected volatility was determined by reference to the Company’s historical share price movements, its dividend policy and dividend yield and past experience relating to the expected life of granted stock options.

The weighted average remaining contractual life and weighted average exercise price of options outstanding and of options exercisable as at December 31, 2023 are as follows:

Options Outstanding				Options Exercisable
Exercise Range	Number Outstanding	Historical Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Number Exercisable	Historical Weighted Average Exercise Price
$0.83 - $1.97	7,000	$1.97	4.59	7,000	$1.97
$1.98 - $2.80	1,851,073	$2.45	6.17	1,328,577	$2.36
$2.81 - $9.02	5,434,816	$4.44	7.21	3,373,128	$4.38
	7,292,889	$3.92	6.95	4,708,705	$3.81

14. LOSS PER SHARE

	2023	2022	2021
Numerator
Net loss	$(20,267,365)	$(21,036,690)	$(15,669,093)
Denominator
Weighted average number of common shares outstanding	40,099,752	36,739,857	34,545,752
Weighted average number of common shares outstanding - diluted	40,099,752	36,739,857	34,545,752
Basic and diluted loss per share	$(0.51)	$(0.57)	$(0.45)

The effect of common share purchase options, warrants, compensation warrants and shares to be issued on the net loss in 2023, 2022 and 2021 is not reflected as they are anti-dilutive.

15. COMMITMENTS AND CONTINGENCIES

The Company has operating leases on four facilities; head office located in Toronto, Canada, design and testing operations located in Allentown, Pennsylvania (formerly in San Jose, California) and operating facilities located in Singapore and China. The Company’s design and testing operations was initiated on April 1, 2021 and expires on September 30, 2025. The lease on the Company’s operating facilities in Singapore terminated on May 31, 2023. The lease was renewed on June 1, 2023 and expires on March 31, 2027. The lease on the Company’s operating facilities in China was initiated in November 19, 2021 and expired on November 18, 2023. The lease on the operating facility in China was renewed for another three year term, expiring on November 18, 2026. As of December 31, 2023, the Company’s head office was on a month to month lease term.

Remaining annual lease payments to the lease expiration dates are as follows:

2024	$281,048
2025 and beyond	390,873
$671,921

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

16. RELATED PARTY TRANSACTIONS

Compensation to key management personnel were as follows:

	2023	2022	2021

Salaries	$2,044,920	$2,010,479	$1,782,297
Share-based payments (1)	1,771,078	1,711,716	2,077,333

Total	$3,815,998	$3,722,195	$3,859,630

(1)	Share-based payments are the fair value of options granted to key management personnel and expensed during the various years as calculated using the Black-Scholes model.

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

On a consolidated basis, the Company operates geographically in Singapore, China (collectively “Asia”), the United States and Canada. Geographical information is as follows:

2023
As of December 31,	Asia	US	Canada	Consolidated
Current assets	$326,926	$149,227	$2,693,592	$3,169,745
Property and equipment	4,089,653	533,575	-	4,623,228
Patents and licenses	-	502,055	-	502,055
Right of use asset	379,462	102,927	-	482,389

Total Assets	$4,796,041	$1,287,784	$2,693,592	$8,777,417

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

17.	SEGMENT INFORMATION (Continued)

Year Ended December 31,	Asia	US	Canada	Consolidated
Revenue	$465,777	$-	$-	$465,777

Selling, marketing and administration	(2,753,484)	(6,226,291)	(1,815,380)	(10,795,155)
Research and development	(6,249,120)	(3,662,418)	(166,392)	(10,077,930)
Gain on contribution of intellectual property to joint venture	1,031,807	-	-	1,031,807
Interest expense	(27,906)	(42,276)	-	(70,182)
Loss on fair value of derivative warrant liability	-	-	(24,865)	(24,865)
Other income, including interest	-	-	234,990	234,990
Share of loss in joint venture	(1,031,807)	-	-	(1,031,807)

Net loss	$(8,564,733)	$(9,930,985)	$(1,771,647)	$(20,267,365)

2022
As of December 31,	Asia	US	Canada	Consolidated
Current assets	$664,658	$133,501	$8,770,035	$9,568,194
Investment in joint venture	-	-	-	-
Property and equipment	4,496,734	573,773	-	5,070,507
Patents and licenses	-	510,705	-	510,705
Right of use asset	55,775	185,272	-	241,047

Total Assets	$5,217,167	$1,403,251	$8,770,035	$15,390,453

The Year Ended December 31,	Asia	US	Canada	Consolidated
Revenue	$552,748	$-	$-	$552,748

Selling, marketing and administration	(2,121,596)	(5,885,970)	(1,508,705)	(9,516,271)
Research and development	(6,344,016)	(4,205,177)	(197,550)	(10,746,743)
Gain on contribution of intellectual property to joint venture	1,746,987	-	-	1,746,987
Interest expense	(17,701)	(32,037)	-	(49,738)
Forgiveness of Covid-19 government support loans	-	-	-	-
Other income, including interest	-	-	188,320	188,320
Share of loss in joint venture	(3,211,993)	-	-	(3,211,993)

Net loss	$(9,395,571)	$(10,123,184)	$(1,517,935)	$(21,036,690)

2021

As of December 31,	Asia	US	Canada	Consolidated
Current assets	$537,647	$291,772	$20,959,707	$21,789,126
Investment in joint venture	1,445,251	-	-	1,445,251
Property and equipment	2,787,273	276,961	-	3,064,234
Patents and licenses	-	528,476	-	528,476
Right of use asset	150,134	176,756	-	326,890

Total Assets	$4,920,305	$1,273,965	$20,959,707	$27,153,977

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

17.	SEGMENT INFORMATION (Continued)

The Year Ended December 31,	Asia	US	Canada	Consolidated
Revenue	$209,100	$-	$-	$209,100

Selling, marketing and administration	$(1,563,829)	$(5,460,917)	$(2,030,784)	$(9,055,530)
Research and development	(4,849,553)	(2,679,452)	(636,123)	(8,165,128)
Forgiveness of Covid-19 government support loans	-	186,747	-	186,747
Interest expense	(35,043)	(32,632)	(296,944)	(364,619)
Gain on contribution of intellectual to joint venture	2,587,500	-	-	2,587,500
Other income, including interest	-	-	75,084	75,084
Share of loss in joint venture	(1,142,249)	-	-	(1,142,249)

Net loss	$(4,794,074)	$(7,986,254)	$(2,888,767)	$(15,669,095)

18. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company’s financial instruments consist of cash and cash equivalents, short-term investments, covid-19 government support loans, derivative warrant liability and accounts payable and accrued liabilities. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest risk arising from these financial instruments. The Company estimates that carrying value of these instruments approximates fair value due to their short term nature.

The Company has classified financial assets and (liabilities) as follows at December 31:

	2023	2022	2021

Financial assets, measured at amortized cost:
Cash and cash equivalents	$3,019,069	$9,229,845	$14,941,775
Short-term investments	$-	$-	$6,366,828
Accounts receivable, measured at amortized cost:
Accounts receivable	$-	$62,842	$-
Other liabilities, measured at amortized cost:
Accounts payable and accrued liabilities	$(2,301,457)	$(3,362,430)	$(1,791,222)
Covid-19 government support loans	$(30,200)	$(29,520)	$(31,660)
Contract liabilities	$-	$(274,192)	$-
Fair value through profit or loss (FVTPL):
Derivative warrant liability	$(1,002,264)	$-	$-

Exchange Rate Risk

The functional currency of each of the entities included in the accompanying consolidated financial statements is the local currency where the entity is domiciled. Functional currencies include the Chinese Yuan, US, Singapore and Canadian dollar. Most transactions within the entities are conducted in functional currencies. As such, none of the entities included in the consolidated financial statements engage in hedging activities. The Company is exposed to a foreign currency risk when its subsidiaries hold current assets or current liabilities in currencies other than its functional currency. A 10% change in foreign currencies held would increase or decrease other comprehensive loss by $198,000.

Liquidity Risk

The Company currently does not maintain credit facilities. The Company’s existing cash and cash resources are not considered sufficient to fund operating and investing activities beyond one year from the date of these consolidated financial statements. The Company may, however, need to seek additional financing in the future.

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

19. CAPITAL MANAGEMENT

In the management of capital, the Company includes shareholders’ equity (excluding accumulated other compehensive loss and deficit) and cash. The components of capital on December 31, 2023 were:

Cash and cash equivalents	$3,019,069
Shareholders’ equity	$221,823,499

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

The Company reviews its capital management approach on an ongoing basis.

20. EXPENSES

Research and development costs can be analysed as follows:

	2023	2022	2021

Wages and benefits	$4,298,207	$4,267,937	$3,270,528
Subcontract fees	1,864,122	2,946,729	1,516,343
Stock-based compensation	1,539,235	2,054,187	1,769,951
Supplies	2,376,366	1,477,890	1,608,306

	$10,077,930	$10,746,743	$8,165,128

Selling, marketing and administration costs can be analysed as follows:

Stock-based compensation	$2,662,209	$2,382,417	$2,764,419
Wages and benefits	2,649,770	2,648,862	2,643,451
Professional fees	1,744,771	1,173,743	1,155,316
General expenses	1,681,899	1,860,762	1,304,690
Depreciation and amortization	1,922,140	1,293,158	1,100,522
Rent and facility costs	134,366	157,329	87,130

	$10,795,155	$9,516,271	$9,055,528

21. REVENUE

Disaggregated Revenues

The Company disaggregates revenue by timing of revenue recognition, that is, at a point in time and revenue over time. During the year ended December 31, 2023, the Company recognized $465,777 (2022 - $552,748, 2021 - $209,100) from non-recurring engineering services. The revenue is recognized over time.

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

22. INCOME TAXES

The following table reconciles the expected income tax recovery at the Canadian statutory income tax rate of 26.5% for 2023 (2022 - 26.5%, 2021 - 26.5%) to the amounts recognized in operations.

For the Year Ended December 31,	2023	2022	2021

Net loss before taxes	$(20,267,365)	$(21,036,690)	$(15,669,093)

Expected current income tax recovery	5,370,852	5,574,723	4,152,310

Adjustments to income tax recovery:

For the Year Ended December 31,	2023	2022	2021

Amounts not deductible for tax purposes	$(1,113,000)	$(1,177,000)	$(1,201,600)
Other non-deductible items	(69,000)	(66,000)	(111,000)
Other deductible items	191,000	161,000	157,000
Non-taxable gain (loss)	-	(388,000)	383,000
Non-taxable loan forgiveness	-	-	49,000
Deferred R&D expenses, net	(459,000)	(627,000)	-
Foreign tax differential	(905,538)	(828,000)	(508,000)
Unrecognized tax recovered (losses)	(3,015,314)	(2,649,723)	(2,920,710)

Income tax recovery recognized	$-	$-	$-

The following table reflects future income tax assets at December 31:

	2023	2022	2021

Resource assets	$1,024,271	$1,024,271	$1,024,271
Gross unamortized share issue costs	810,000	1,081,250	1,114,604
Capitalized S.174 expenses	5,900,000	2,368,000	-
Canadian non-capital losses	22,585,000	21,955,000	21,404,000
Canadian capital losses	5,300,000	5,156,000	5,565,125
US non-capital losses	95,300,000	93,000,000	86,073,000
Singapore non-capital losses	19,300,000	13,800,000	9,180,000

	150,219,271	138,384,521	124,361,000
Unrecognized deferred tax assets	(150,219,271)	(138,384,521)	(124,361,000)

Deferred income tax assets recognized	$-	$-	$-

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

On April 9, 2020, the Canadian government launched the Canada Emergency Business Account (“CEBA”) which is intended to support businesses during COVID-19 by providing interest free financing of up to $30,200 (CA$40,000) until December 31, 2023. If 75% of the loan is repaid by December 31, 2023 (extended to January 18, 2024), the loan recipient will be eligible for a loan forgiveness of the remaining 25% of the amount loaned. On April 15, 2020, the Company received a loan in the amount of $30,200 through the CEBA. If the loan has not been repaid by January 18, 2024, the outstanding amount will be automatically extended for an additional two years at 5% interest per annum payable monthly and maturing on December 31, 2025. The Company repaid 75% of the amount borrowed on January 15, 2024.

24. SUBSEQUENT EVENTS

On January 24, 2024, the Company raised gross proceeds of CA$6,219,667 (US$4,607,161) from the issuance of 5,098,088 units through a private placement financing facility (the “Offering”) at an offering price CA$1.22 (US$0.90). Each unit consisted of one common share of the Company and one common share purchase warrant to purchase up to 5,098,088 common shares for a period of five (5) years from the date of closing at a price of CA$1.52 (US$1.12) per share. The Company paid finder’s fees of CA$43,829 (US$32,466) to certain parties that were instrumental of introducing some of the subscribers to the Company.

Directors, management and employees acquired 459,522 units of the offering for gross proceeds of CA$560,617 (US$415,272).

Page 30