Form 20-F
period 2024-12-31
POET TECHNOLOGIES INC.
filed 2025-04-01
CIK 1437424

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                  to

Commission file number: 001-41319

POET TECHNOLOGIES INC.

(Exact name of Registrant as specified in its charter)

Ontario, Canada

(Jurisdiction of incorporation or organization)

1107 – 120 Eglinton Avenue East

Toronto, Ontario, M4P 1E2, Canada

(Address of principal executive offices)

Suresh Venkatesan, CEO

1107 – 120 Eglinton Avenue East

Toronto, Ontario, M4P 1E2, Canada

Telephone No.: 416 368 9411

Email: svv@poet-technologies.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, no par value	PTK	TSX Venture Exchange
Common Shares, no par value	POET	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

76,507,157 Common Shares, no par value

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

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Emerging growth company ☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

POET TECHNOLOGIES INC.

FORM 20-F ANNUAL REPORT

INTRODUCTION

POET Technologies Inc. is organized under the Business Corporations Act (Ontario). In this Annual Report, the “Company”, “we”, “our”, “POET” and “us” refer to POET Technologies Inc. and its subsidiaries (unless the context otherwise requires). We refer you to the documents attached as exhibits hereto for more complete information than may be contained in this Annual Report. Our principal Canadian corporate offices are located at Suite 1107, 120 Eglinton Avenue East, Toronto, Ontario M4P 1E2, Canada. Our U.S office is located at 1605 N. Cedar Crest Boulevard, Allentown, PA, 18104. Our telephone number in Toronto is (416) 368-9411.

We file reports and other information with the Securities and Exchange Commission (“SEC”) located at 100 F Street NE, Washington, D.C. 20549. You may obtain copies of our filings with the SEC by accessing their website located at www.sec.gov. We also file reports under Canadian regulatory requirements on SEDAR; you may access our reports filed on SEDAR by accessing the website www.sedarplus.com.

This Annual Report (including the consolidated audited financial statements for the years ended December 31, 2024, 2023 and 2022 attached thereto, together with the auditors’ report thereon), and the exhibits thereto shall be deemed to be incorporated by reference as exhibits to the Registration Statement of the Company on Form F- 10, as amended (File No. 333-227873), and to be a part thereof from the date on which this report was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Business of POET Technologies Inc.

The Company is incorporated under the laws of the Province of Ontario. The Company’s shares trade under the symbol “POET” on the Nasdaq in the U.S and under the symbol “PTK” on the TSX Venture Exchange in Canada.

POET Technologies is a design and development company offering photonic integrated packaging solutions based on the POET Optical Interposer™, a novel platform that allows the seamless integration of electronic and photonic devices onto a single chip using advanced wafer-level semiconductor manufacturing techniques. The semiconductor industry has adopted the term “Wafer-Level Chip-Scale Packaging” (or “WLCSP”) to describe similar approaches within the semiconductor industry. POET’s Optical Interposer eliminates costly components and labor-intensive assembly, alignment, and testing methods employed in conventional photonics. We believe the cost-efficient integration scheme and scalability of the POET Optical Interposer brings value to devices or systems that integrate electronics and photonics, including high-growth areas of communications and computing. The emergence of Artificial Intelligence (AI) systems over the past year has placed extraordinary demands on cloud-based AI service providers and hyperscale data centers for increases in network speeds and bandwidth and decreases in latency. We believe that chip-scale integration is essential to developing hardware that can meet such demands and that POET is on the forefront of providing scalable solutions for current and future AI systems.

POET targeted as the first application of the Optical Interposer the development of optical engines for optical transceivers used in internet data centers. Optical Engines include all the passive and active components related to the production, manipulation, and detection of light within an Optical Transceiver. Optical Transceivers plug into switches and servers within the data center and allow these network devices to send and receive data over fiber-optic cables. We chose this market because it is large in size, has established standards for device performance, and the unit volumes of devices shipped annually are exceptionally high. It is a market in which our advantages of cost, power consumption and ability to scale rapidly allow us to be competitive with other suppliers.

The rapid growth of AI software systems represents a profound opportunity for POET. We believe that the rapid growth of software services can only be sustained with hardware that meets the challenges of increasing speed and bandwidth, lower latency, lower power consumption, lower cost, and the ability to scale to the volumes that will be required by data centers globally. POET meets these challenges in two ways: first, by providing to the market integrated, chip-scale Optical Engines that perform at the levels that are now being deployed in the most advanced AI clusters at speeds of 800Gbs (gigabits per second); and second, by offering what we believe is currently the only viable path to increasing the speeds and bandwidth of Optical Transceivers to 1.6Tbs (terabits per second) and 3.2Tbs in industry-standard pluggable form factors. In addition, we have used our Optical Interposer technology to develop Light Source products that address newly emerging architectures in data centers that are based on chip-to-chip data transfer using light, rather than electrons, which resolves speed, bandwidth, latency, heat-generation and cost issues at a fundamental level. The combination of POET’s focus on leading-edge Optical Transceivers and Light Source products for next generation data center architectures essentially places POET among a small number of suppliers globally that are truly “pure play” AI hardware companies.

Net loss for the year ended December 31, 2024 was $56,695,823. The net loss included $11,334,641 incurred for research and development activities directly related to the development and commercialization of the POET Optical Interposer and POET Optical Engine products. Research and development included non-cash costs of $2,091,583 related to stock-based compensation. $18,771,421 was incurred for selling, marketing and administration expenses which included non-cash costs of $3,377,786 related to stock-based compensation and $2,020,195 related to depreciation and amortization.

The Company incurred $102,673 in interest costs, of which $90,041 was non-cash. Additionally, non-cash costs of $20,631,082 were incurred as a fair value adjustment to the derivative warrant liability.

In order to take control of Super Photonics Xiamen Co. Ltd (“SPX”), the Company incurred a non-cash loss of $6,852,687 relating to its acquisition of the shares held by Quanzhou Sanan Optical Communication Technology Co., Ltd, an affiliate of of Sanan Optoelectronics Xiamen Co. Ltd (collectively “SAIC”).

Total non-cash operating costs were approximately $35,000,000.

The Company’s statement of financial position as of December 31, 2024 reflects assets with a book value of $69,652,449 compared to $8,777,417 as of December 31, 2023. Eighty percent (80%) of the book value at December 31, 2024 was in current assets consisting primarily of cash, cash equivalents and short-term investments of $53,816,570 compared to thirty-six (36%) of the book value as of December 31, 2023, which consisted primarily of cash and cash equivalents of $3,019,069.

Financial and Other Information

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in United States Dollars (“US$”, “USD” or “$”).

Market and Industry Information

This Annual Report includes market and industry data and forecasts that the Company has derived from publicly available information, industry publications and other industry sources, the Company’s internal data and estimates and assumptions made by the Company based on such sources. Industry publications and other published industry sources generally indicate that the information contained therein was obtained from sources believed to be reliable. Although the Company believes that these third-party sources are reliable, neither the Company nor any of its affiliates or representatives guarantees the accuracy or completeness of this information, and neither the Company nor any of its affiliates or representatives has independently verified this information.

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

Our actual results, performance and achievements may differ materially from those expressed in, or implied by, the forward-looking statements and information in this Annual Report as a result of various risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of the Company, including without limitation:

○	we have a limited operating history;

○	our need for additional financing, which may not be available on acceptable terms or at all;

○	the possibility that we will not be able to compete in the highly competitive semiconductor market;

○	the risk that our objectives will not be met within the timelines we expect or at all;

○	research and development risks;

○	the risks associated with successfully protecting patents and trademarks and other intellectual property;

○	the need to control costs and the possibility of unanticipated expenses;

○	manufacturing and development risks;

○	the risk that the price of our common shares will be volatile;

○	the risk that geopolitical uncertainties may negatively impact our business ventures in Asia;

○	the risk that shareholders’ interests will be diluted through future stock offerings, option and warrant exercises; and

○	other risks and uncertainties described in Item 3.D. “Risk Factors”.

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

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not required.

Item 2. Offer Statistics and Expected Timetable

Not required.

Item 3. Key Information

A.	[Reserved]

B.	Capitalization and Indebtedness.

Not required.

C.	Reasons for the Offer and Use of Proceeds.

Not required.

D.	Risk Factors.

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

We have historically incurred losses and negative cash flows from operations since our inception. As of December 31, 2024, we had an accumulated deficit of approximately $271,000,000.

As of December 31, 2024, we held $53,816,570 in cash, cash equivalents and short-term investments. We had working capital of $7,145,097. The working capital of $7,145,097 includes non-cash current liabilities of $35,750,607 related to derivative warrant liability and $6,500,000 in convertible debt which will be paid over a period of five years, however, the holder has the right to convert any unpaid amount into shares of the Company at its discretion and it is therefore classified as current.

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

The Company expects that it will need to raise additional capital in the future to fund more rapid expansion, respond to competitive pressures, acquire complementary businesses or technologies or take advantage of unanticipated opportunities, and it may seek to do so through public or private financing, strategic relationships or other arrangements. The ability of the Company to secure any required financing will depend in part upon prevailing capital market conditions and business success. There can be no assurance that the Company will be successful in its efforts to secure any additional financing on terms satisfactory to Management or at all. Even if such funding is available, the Company cannot predict the size of future issues of common shares or securities convertible into common shares or the effect, if any, that future issues and sales of common shares will have on the price of the Company’s common shares.

If the Company raises additional capital through the issuance of equity securities, the percentage ownership of the Company’s existing shareholders may be reduced, and such existing shareholders may experience additional dilution in net book value per share. Any such newly-issued equity securities may also have rights, preferences or privileges senior to those of the holders of the common shares. If additional funds are raised through the incurrence of indebtedness, such indebtedness may involve restrictive covenants that impair the ability of the Company to pursue its growth strategy and other aspects of its business plan, expose the Company to greater interest rate risk and volatility, require the Company to dedicate a substantial portion of its cash flow from operations to payments on its indebtedness, thereby reducing the availability of its cash flow to fund working capital and capital expenditures, increase the Company’s vulnerability to general adverse economic and industry conditions, place the Company at a competitive disadvantage compared to its competitors that have less debt, limit the Company’s ability to borrow additional funds, and otherwise subject the Company to the risks discussed under “Indebtedness” below and heighten the possible effects of the other risks discussed in these risk factors. In connection with any such future capital raising transaction, whether involving the issuance of equity securities or the incurrence of indebtedness, the Company may be required to accept terms that restrict its ability to raise additional capital for a period of time, which may limit or prevent the Company from raising capital at times when it would otherwise be opportunistic to do so.

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

Investors may not be able to obtain enforcement of civil liabilities against the Company.

The enforcement by investors of civil liabilities under the U.S. federal or state securities laws may be adversely affected by the fact that several of the Company’s officers and directors reside outside of the U.S. and that all, or a substantial portion, of their assets and a portion of our assets, are located outside the U.S. It may not be possible for an investor to effect service of process within the U.S. on, or enforce judgments obtained in the U.S. courts against, us, certain of our subsidiaries or certain of our directors and officers based upon the civil liability provisions of U.S. federal securities laws or the securities laws of any state of the U.S. In light of the above, there is doubt as to whether a judgment of a U.S. court based solely upon the civil liability provisions of U.S. federal or state securities laws would be enforceable against the Company, certain of its subsidiaries or the Company’s directors and officers.

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

Preparing our consolidated financial statements involves a number of complex manual and automated processes, which are dependent upon individual data input or review and require significant management judgment. One or more of these elements may result in errors that may not be detected and could result in a material misstatement of our consolidated financial statements. The Sarbanes-Oxley Act in the U.S. requires, among other things, that as a publicly traded company we disclose whether our internal control over financial reporting and disclosure controls and procedures are effective. Until December 31, 2021 we qualified as an “emerging growth company” under the JOBS Act, and, as a result, were exempted from certain SEC reporting requirements, including those requiring registrants to include an auditor’s report regarding the Company’s internal controls as part of such registrant’s periodic reports. Our “emerging growth company” status expired on December 31, 2021. The report of our auditors regarding the effectiveness of our internal controls over disclosure and financial reporting as of December 31, 2024 is attached as an exhibit to this annual report.

Our internal control over financial reporting cannot guarantee that no accounting errors exist or that all accounting errors, no matter how immaterial, will be detected because a control system, no matter how well designed and operated, can provide only reasonable, but not absolute assurance that the control system’s objectives will be met. If we are unable to implement and maintain effective internal control over financial reporting, our ability to accurately and timely report our financial results could be adversely impacted. This could result in late filings of our annual and quarterly reports under the Securities Act (Ontario) and the Securities Exchange Act of 1934 (the “Exchange Act”), restatements of our consolidated financial statements, a decline in our stock price, suspension or delisting of our common shares by the TSX Venture Exchange (“TSXV”), or other material adverse effects on our business, reputation, results of operations or financial condition.

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

If there is a change in conditions, or the degree of compliance with policies or procedure deteriorates, internal review of our internal control over financial reporting or the subsequent testing by our independent registered public accounting firm may reveal deficiencies in our internal control over financial reporting that are deemed material weaknesses. If this occurs, our consolidated financial statements or disclosures may contain material misstatements and we could be required to restate our financial results. Additionally, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting or our independent registered public accounting firm may not in future issue an unqualified opinion, each of which could lead to investors losing confidence in our reported financial information, which could have a material adverse effect on the trading price of our common shares, and we may be unable to maintain compliance with applicable stock exchange listing requirements.

Our management has identified a material weakness in the Company’s internal control over financial reporting and may identify additional material weaknesses in the future. If we fail to remediate the material weakness or if we otherwise fail to establish and maintain effective control over financial reporting, our ability to accurately and timely report our financial results may be affected, and such failure may adversely affect investor confidence and business operations.

In connection with the audit of our financial statements for the fiscal years ended December 31, 2024, a material weakness in our internal control over financial reporting was identified related to insufficient resources to perform an effective review of certain controls related to the financial close process.

The identified material weakness, if not corrected, could result in a material misstatement to our consolidated financial statements that may not be prevented or detected. In addition, even if we remediate our material weakness, we may be required to expend significant time and resources to further improve our internal control over financial reporting. If we fail to remediate our material weakness or fail to maintain adequate internal control over financial reporting, any new or recurring material weaknesses could prevent us from concluding that our internal control over financial reporting is effective and impair our ability to prevent material misstatements in our consolidated financial statements, which could cause our business to suffer.

Our ability to use our net operating losses and certain other tax attributes may be limited.

As of December 31, 2024, we had accumulated net operating losses (“NOLs”), of approximately $160 million. Varying jurisdictional tax codes have restrictions on the use of NOLs, if a corporation undergoes an “ownership change,” the Company’s ability to use its pre-change NOLs, R&D credits and other pre-change tax attributes to offset its post-change income may be limited. An ownership change is generally defined as a greater than 50% change in equity ownership. Based upon an analysis of our equity ownership, we do not believe that we have experienced such ownership changes and therefore our annual utilization of our NOLs is not limited. However, should we experience additional ownership changes, our NOL carry forwards may be limited.

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

Outbreaks of diseases and public health crises could delay our development activities and adversely affect our results of operations.

The Company faces risks related to health epidemics and other outbreaks of communicable diseases, which could significantly disrupt its operations and may materially and adversely affect its business and financial conditions.

The Company continues to monitor the developments and impacts of any health crises and pandemic diseases as they may arise. The Company cannot estimate whether, or to what extent, any future outbreak of epidemics or pandemics or other health crises may have an impact on the business, operations and financial condition of the Company. The outbreak of epidemics, pandemics or other public health crises, such as COVID-19 pandemic, may result in volatility and disruptions global supply chains and financial markets, as well as declining trade and market sentiment and reduced mobility of people, all of which could affect prices, interest rates, credit ratings, credit risk, share prices and inflation. The risks to the Company of such public health crises also include risks to employee health and safety, a slowdown or temporary suspension of operations in geographic locations impacted by an outbreak, increased labor costs, regulatory changes, political or economic instabilities or civil unrest as well as the Company’s ability to service its obligations as they arise. As such, the impacts of such crises may have a material adverse effect on the Company’s business, results of operations and financial condition and the market price of the Common Shares. There can be no assurance that the Company’s personnel or its contractors’ personnel will not be impacted by these pandemic diseases and ultimately see its workforce productivity reduced or incur increased safety and medical costs / insurance premiums as a result of these health risks.

Impact of New Tariffs on Supply Chain and Cost Structure

The implementation of new tariffs or changes to existing trade policies, particularly in the United States, may negatively affect POET Technologies’ global supply chain and cost structure. Tariffs on imported components or finished goods could increase the cost of materials and manufacturing, leading to higher overall production expenses. This could impact the company’s profitability, pricing strategies, and competitive positioning in key markets. While POET Technologies continues to evaluate strategies to mitigate these risks, including potential alternative sourcing options, the unpredictability of future trade policies presents a significant challenge that could adversely affect the company’s financial performance.

Risks Related to Our Common shares

Our stock price has been and may continue to be volatile.

The trading price for our common shares on the TSXV has been and is likely to continue to be highly volatile. Although we have registered our stock with the SEC, the U.S. market for our shares has been slow to develop, and if and as such a market develops, prices on that market are also likely to be highly volatile. The market prices for securities of early-stage technology companies have historically been highly volatile.

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

As of March 20, 2025, our 52-week high and low closing market prices for our common shares on the TSXV were CA$10.53 and CA$1.14. In the past, following periods of volatility in the market price of a company’s securities, securities class-action litigation has often been brought against that company. We may become involved in this type of litigation in the future. Litigation of this type may be expensive to defend and may divert our management’s attention and resources from the operation of our business

The listing of our common shares on multiple exchanges may adversely affect the liquidity and value of our common shares.

Currently, our common shares are traded on the TSXV and Nasdaq. We cannot predict the effect of listing our common shares on multiple exchanges on the market price of our common shares, and listing on multiple exchanges may dilute the liquidity of these securities in one or more markets.

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

Future sales of common shares, or the prospect of future sales, may depress our stock price. The exercise of share purchase options and warrants will create dilution which could adversely affect the Company’s shareholders.

Sales of a substantial number of common shares, or the perception that sales could occur, could adversely affect the market price of our common shares. Additionally, as of March 20, 2025, there were outstanding options to purchase up to 9,594,880 of our common shares. As of March 20, 2025, there were outstanding warrants to purchase 17,532,038 of our common shares. The holders of these options and warrants have an opportunity to profit from a rise in the market price of our common shares with a resulting dilution in the interests of the other shareholders. The existence of these options and warrants may adversely affect the terms on which we may be able to obtain additional financing. The weighted average exercise price of issued and outstanding options is CAD$2.12, the weighted average exercise price of warrants is CAD$3.47, which compares to the CAD$6.10 market price at closing on March 20, 2025. If all of these securities were exercised, an additional 27,126,918 common shares would become issued and outstanding. This represents an increase of 34.74% in the number of shares issued and outstanding and would result in significant dilution to current shareholders

The rights of our shareholders may differ from the rights typically afforded to shareholders of a U.S. corporation.

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

As a “foreign private issuer”, the Company is exempt from certain sections of the Exchange Act, which results in shareholders having less complete and timely information concerning the Company than if the Company were a domestic U.S. issuer.

As a “foreign private issuer,” as defined under the U.S. securities laws, we are exempt from certain sections of the Exchange Act. In particular, we are exempt from the proxy statement rules that are applicable to domestic U.S. issuers. The Company submits its proxy materials and annual meeting of shareholder information (which are prepared in accordance with Canadian standards) by filing a Form 6-K with the SEC, although those documents typically have more limited information than the corresponding documents required to be filed by U.S. domestic issuers, which results in our shareholders having less complete and timely data, including, among others, with respect to disclosure of: (i) personal and corporate relationships and age of directors and officers; (ii) material legal proceedings involving the Company, affiliates of the Company, and directors, officers promoters and control persons; (iii) the identity of principal shareholders and certain significant employees; (iv) related party transactions; (v) audit fees and change of auditors; (vi) voting policies and procedures; (vii) executive compensation; and (viii) composition of the Compensation Committee. In addition, in light of the Company’s status as a foreign private issuer, the officers, directors and principal shareholders of the Company are exempt from the short-swing insider disclosure and profit recovery provisions of Section 16 of the Exchange Act. The foregoing exemption results in our shareholders having less data in that regard than is made available by U.S. domestic issuers.

As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq Capital Market (“Nasdaq”) corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq’s corporate governance listing standards.

As a foreign private issuer listed on Nasdaq, we are subject to Nasdaq’s corporate governance listing standards. However, pursuant to Nasdaq rules, foreign private issuers are permitted to follow the corporate governance practices of their home country in certain instances, provided that disclosure regarding which requirements have not been complied with and confirmation regarding applicable Canadian corporate governance practices which are being followed has been provided. The Company has availed itself of the ability to follow applicable corporate governance standards of its home country in certain instances, and provided such disclosures and confirmations in applicable periodic reports filed with the SEC. Certain corporate governance practices in Canada, which is our home country, may differ significantly from Nasdaq corporate governance listing standards. Therefore, our shareholders may be afforded less protection than they otherwise would have in certain instances as a result of following such Canadian corporate governance practices.

The Company may lose its foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.

We are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2025. In order to maintain our current status as a foreign private issuer, either (a) a majority of our common shares must be owned of record by persons who are not residents or citizens of the United States or (b)(i) a majority of our executive officers and a majority of our directors cannot be citizens or residents of the United States, (ii) more than 50 percent of our assets must be located outside the United States and (iii) our business must be administered principally outside the United States. As the Company previously announced on November 22, 2024, subject to approval of the TSXV, the Company intends to delist its common shares from the TSXV, following which, in the future, the Company expects to lose its status as a foreign private issuer and also as an MJDS-eligible issuer (as discussed below). If we lose our status as a foreign private issuer, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, including the requirement to prepare our financial statements in accordance with U.S. generally accepted accounting principles, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. If we lose foreign private issuer status and are unable to comply with the reporting requirements applicable to a U.S. domestic issuer by the applicable deadlines, we would not be in compliance with applicable SEC rules or the rules of Nasdaq, which could cause investors could lose confidence in our public reports and could have a material adverse effect on the trading price of our common shares.

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

Warrants included with financings

Warrants offered with financings are not listed on any exchange. Investors may be unable to sell the warrants at the prices desired or at all. There is no existing trading market for the warrants and there can be no assurance that a liquid market will develop or be maintained for the warrants, or that an investor will be able to sell any of the warrants at a particular time (if at all). The liquidity of the trading market in the warrants, and the market price quoted for the warrants, may be adversely affected by, among other things:

●	changes in the overall market for the warrants;

●	changes in the Corporation’s financial performance or prospects;

●	changes or perceived changes in the Corporation’s creditworthiness;

●	the prospects for companies in the industry generally;

●	the number of holders of the warrants;

●	the interest of securities dealers in making a market for the warrants; and

●	prevailing interest rates.

Item 4. Information on the Company

A.	History and Development of the Company.

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

On December 31, 2024, the Company acquired the shares of Super Photonics Xiamen Co.,Ltd from Sanan for $6,500,000. As of December 31, 2024, the Company owned 100% of Super Photonics Xiamen Co.,Ltd.

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

POET Optoelectronics Shenzhen Co., Ltd (“POET SZ”)

POET SZ is a wholly owned subsidiary of PTS. Situated in Shenzhen, China, PTSZ validates optical engine designs produced by ODIS and works with customers to incorporate optical engine designs into modules.

Super Photonics Xiamen Co., Ltd, (“SPX”)

SPX is a wholly owned subsidiary of PTS, situated in Shenzhen, China. SPX was established with a sole purpose to assemble, test, package and sell cost-effective, high-performance optical engines based on POET’s proprietary Optical Interposer platform technology.

The Company operates geographically in the United States, Canada, Singapore and China.

Capital Expenditures

Our capital expenditures for the last three years, which principally consist of purchases of research and development equipment and instrumentation and patents are as follows:

Period	Capital Expenditure	Purpose
Fiscal 2024	$10,378,210	Instruments, equipment and patents
Fiscal 2023	$1,247,064	Instruments, equipment and patents
Fiscal 2022	$3,074,037	Instruments, equipment and patents

The Company’s registered office is located at Suite 1107, 120 Eglinton Avenue East, Toronto, Ontario, Canada M4P 1E2 and its phone number is (416) 368-9411. The Company has operations at Suite 308, 1605 N. Cedar Crest Boulevard, Allentown, PA, 18104, 21 Changi North Way, #04-06, Singapore, 498774 and Unit 02, 10th Floor, A4 Building, Kexing Science Park, No.15 Keyuan Road, Science Park Middle District, Nanshan District, Shenzhen, 518057, SPX, No. 799 MinAn Avenue, HongTang Town, TongAn District, Xiamen City, Fujian Province, P.R.C.

The information appearing in Item 5.B under the heading “Capital Expenditures” of this Annual Report is incorporated by reference herein.

Where You Can Find More Information

The information appearing in Item 10.H. “Documents on Display” of this Annual Report is incorporated by reference herein.

B.	Business Overview.

Overview

The Company is incorporated under the laws of the Province of Ontario. The Company’s shares trade under the symbol “POET” on the Nasdaq in the U.S and under the symbol “PTK” on the TSX Venture Exchange in Canada.

POET Technologies is a design and development company offering photonic integrated packaging solutions based on the POET Optical Interposer™, a novel platform that allows the seamless integration of electronic and photonic devices onto a single chip using advanced wafer-level semiconductor manufacturing techniques. The semiconductor industry has adopted the term “Wafer-Level Chip-Scale Packaging” (or “WLCSP”) to describe similar approaches within the semiconductor industry. POET’s Optical Interposer eliminates costly components and labor-intensive assembly, alignment, and testing methods employed in conventional photonics. We believe the cost-efficient integration scheme and scalability of the POET Optical Interposer brings value to devices or systems that integrate electronics and photonics, including high-growth areas of communications and computing. The emergence of Artificial Intelligence (AI) systems over the past year has placed extraordinary demands on cloud-based AI service providers and hyperscale data centers for increases in network speeds and bandwidth and decreases in latency. We believe that chip-scale integration is essential to developing hardware that can meet such demands and that POET is on the forefront of providing scalable solutions for current and future AI systems.

POET targeted as the first application of the Optical Interposer the development of optical engines for optical transceivers used in internet data centers. Optical Engines include all the passive and active components related to the production, manipulation, and detection of light within an Optical Transceiver. Optical Transceivers plug into switches and servers within the data center and allow these network devices to send and receive data over fiber-optic cables. We chose this market because it is large in size, has established standards for device performance, and the unit volumes of devices shipped annually are exceptionally high. It is a market in which our advantages of cost, power consumption and ability to scale rapidly allow us to be competitive with other suppliers.

The rapid growth of AI software systems represents a profound opportunity for POET. We believe that the rapid growth of software services can only be sustained with hardware that meets the challenges of increasing speed and bandwidth, lower latency, lower power consumption, lower cost, and the ability to scale to the volumes that will be required by data centers globally. POET meets these challenges in two ways: first, by providing to the market integrated, chip-scale Optical Engines that perform at the levels that are now being deployed in the most advanced AI clusters at speeds of 800Gbs (gigabits per second); and second, by offering what we believe is currently the only viable path to increasing the speeds and bandwidth of Optical Transceivers to 1.6Tbs (terabits per second) and 3.2Tbs in industry-standard pluggable form factors. In addition, we have used our Optical Interposer technology to develop Light Source products that address newly emerging architectures in data centers that are based on chip-to-chip data transfer using light, rather than electrons, which resolves speed, bandwidth, latency, heat-generation and cost issues at a fundamental level. The combination of POET’s focus on leading-edge Optical Transceivers and Light Source products for next generation data center architectures essentially places POET among a small number of suppliers globally that are truly “pure play” AI hardware companies.

Research & Development

Beginning in 2017, POET began designing lasers for data communications applications and directed DenseLight Semiconductors, Pte. Ltd., a former subsidiary of the Company, to build such lasers to be compatible with the Optical Interposer platform. In 2019, the Company decided to adopt a “fab light” strategy, common among semiconductor companies, and divested its fabrication operations through the sale of DenseLight in November of that year. From 2018 - 2020, virtually all the R&D spending in the Company was dedicated to design & development of the Optical Interposer as a versatile platform technology, replete with features that enhance its utility across a variety of application spaces.

During the second half of 2021, the Company transitioned to product development by investing more than $2 million in the design & development of 100G and 200G optical engines in several configurations, including customized designs for specific customers and applications. Samples of optical engines at various stages of development were made available and delivered to customers in 2022 for initial evaluation and in 2023 for design and customer qualification. POET’s effort in lower speed Optical Engine design and production was intended primarily as a way for POET to demonstrate the viability and market acceptance of its unique approach to integration and fabrication and to establish an initial presence in the market. However, the Company’s primary strategy is to offer Optical Engines at the highest speeds at which customers are deploying Optical Transceivers. In 2025, we expect that we will be primarily in 800G, and heavily focused on those hyperscale data centers actively implementing AI services. Consistent with this strategy, the Company has invested approximately $20 million in design, development and engineering programs related to its 400G and 800G transmit and receive chiplets (combined in multiples to achieve 800G, 1.6T and 3.2T speeds), in light source products and fabrication techniques.

The Company designed, tested and sampled a first generation of its 400G transmit (Tx) engines in 2024, and its 800G receive (Rx) engine with various customers. The 800G Rx engine was well received, fully qualified and has been incorporated in the optical transceiver modules of several customers during 2024. The Company is expected to sample its second generation of 400G and 800G Tx engines in 2025, including versions that will enable the production of 800G, 1.6T and 3.2T optical engine chipsets. So long as the Company provides Optical Engines to optical transceiver module customers, there will always be customer centric adjustments to these products to fit their specific needs. The cost to make these adjustments will vary depending on the customer requirements.

The Company invested approximately $9.2 million in 2024 in the development of its 800G and 1.6T optical engine chipsets and light sources for artificial intelligence and is expected to invest an additional $10.8 million between 2025 and 2026 on these products. The Company is also committed to the development and sale of POET optical transceiver modules for niche markets in 2025, representing a critical next phase of its growth plan. Investment on Optical transceiver modules is estimated at $8.0 million over the next two years.

Target Markets

Data Center AI Market

To support the substantial increase in bandwidth consumption, data center operators are increasing the scale of their data centers and deploying infrastructure capable of higher data transmission rates. At the present time, much of the industry is moving from 100G to 400G and higher. With the growth of AI networks, interest in acquiring 800G capable optical transceivers has literally skyrocketed. DataIntelo Report (2024) reports that the global 800G transceiver market was approximately $1.5 billion in 2023 and is projected to reach $9.8 billion by 2032, a CAGR of 22.8%1. As transceiver speeds have increased the cost and complexity of assembling optical modules has also increased, few module makers have the ability to achieve economies of scale with conventional, non-semiconductor-based approaches. We believe that products incorporating the Company’s unique technology will enable POET to capture a significant share of this large market, especially at the cutting edge of higher speeds, particularly as AI-driven data centers increasingly deploy 800G optical transceivers and are actively looking for 1.6T and eventually 3.2T capabilities

Light Source Markets

There are numerous established companies and start-ups addressing the need to lower power consumption and increase the efficiency of the GPUs and memory devices typically used in AI systems. To date, these bandwidth and efficiency issues have been addressed by increasing the capabilities and protocols at which electronic data network systems operate. To achieve lower power, several device makers are beginning to design systems to utilize light, instead of electrons to either perform certain computations, or to manage data traveling in and out of the processor and memory chips. Using light offers significant advantages of speed and lower heat generation than comparable electronic-only devices. There are currently no reliable sources that the Company has been able to find that estimate the current or future size of this market. However, we expect that when the hardware is fully developed and the market emerges, it is bound to be very large, and could eclipse the market for optical transceivers.

The market for AI GPU servers has been experiencing significant growth, driven by the increasing demand for artificial intelligence and machine learning applications across various industries. As of recent estimates, the AI GPU market size was valued at approximately $17.58 billion in 2023. Projections indicate robust expansion, with the market expected to reach $113.93 billion by 2031. This growth corresponds to a compound annual growth rate (CAGR) of 30.60% over the forecast period from 2024 to 20312.

Other Potential Photonics Markets

Other markets for POET’s integrated photonics solutions include 5G interconnect markets, such as PON and GPON, edge computing for machine-to-machine communications, and selected sensing markets, including LIDAR, Optical Coherence Tomography for medical devices, and certain consumer products, such as virtual reality systems.

Manufacturing

To address the challenge of producing devices in the large quantities needed by customers in the high-volume data communications industry, POET entered into an agreement in late 2020 with SAIC, to form a joint venture (“JV”) aimed at assembling, testing, and selling POET-designed optical engines in high volumes. Sanan is the world’s largest manufacturer of compound semiconductor devices, producing over 25 million eight-inch wafers per year across a variety of substrate types and applications. The joint venture, named SPX, was established to assemble, test, and sell optical engines based on the POET Optical Interposer, along with devices procured from various suppliers, including SAIC, into finished products. With certain exceptions for specific customers, optical engines for 100G and 200G applications were to be sold exclusively worldwide by SPX, while 400G optical engines would be sold by SPX in the China territory, with POET handling the sale of 400G and 800G optical engines in the United States, Europe, and other regions outside of China.

1 DataIntelo, “800 Gbps Transceiver Market Research Report 2032”, 2024.

2 Verified Market Research, “Global Ai GPU Market Size By Type of GPU”, October 2024.

POET did a detailed assessment of its production strategy and in connection with its goal of transitioning to wafer-scale manufacturing, diversifying its production locations and mitigating geo-political risks, POET engaged with Globetronics Manufacturing Sdn. Bhd. (“GMSB”) to manufacture its optical engines in Malaysia. POET’s access to over 10,000 sqft of manufacturing space with access to additional space as the Company grows and approximately $1.7 million of capital equipment to be purchased by GMSB in order to expand manufacturing on-behalf of POET will allow POET the opportunity to produce over one million optical engines per year, dedicated to the 800G and higher speed transceivers required for AI clusters.

Coincident with formalizing a master agreement for volume production with GMSB, POET acquired the remaining equity of SPX owned by Sanan, which provided POET with full control of the joint venture. This move allowed the Company to establish assembly facilities apart from the JV in any country. Following the acquisition, POET initiated an action to wind-up SPX in 2025, marking the completion of the transition to full operational control of manufacturing and eliminating production of optical engines in China.

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

We recently refined our strategy to reflect our current thinking about how best to achieve our vision and mission for the Company:

●	Ramp production capabilities at GMSB. POET’s agreement with GMSB in Malaysia supports its vision and mission by establishing wafer-level manufacturing, reducing reliance on China, and enhancing supply chain resilience. The partnership enables POET to scale production efficiently, leveraging Globetronics’ expertise in high-volume semiconductor manufacturing to meet growing demand in the optical interconnect market. This collaboration enhances POET’s operational control, ensuring high-quality standards, faster production, and better supply chain management. It also opens doors to key global markets, strengthening POET’s position as a leader in optical solutions for data communications and AI technologies

●	Engage with industry leaders and incumbents. We will continue to promote the potential of the Optical Interposer and POET-designed Optical Engines to solve critical challenges with current approaches to data transfer in data center and telecom applications, especially to those hyperscale data centers implementing large-scale AI applications. We believe that the size, performance and design flexibility of POET’s chip-scale approach to integration and to the rapid introduction of successive product generations is an enabling technology that will allow POET to enter markets where relatively few competitors will have the requisite technology to succeed.

●	Transition to making Optical Transceiver Modules for direct sales to end-users. In addition to adding features to the Optical Interposer, we have added essential electronic components, such as Trans Impedance Amplifiers (TIAs) and laser drivers to the interposer platform, which improves performance and lowers the cost of module assembly. We intend to add the necessary capabilities for design and development optical transceiver modules, either through internal development or in collaboration with other companies. Being most familiar with the unique capabilities of our technology, we believe that we are in a position to rapidly extend our expertise to complete optical modules. Doing so has the advantage of avoiding a lengthy sales and qualification cycle (i.e., selling to module makers who then sell to end users) and being able to sell directly to end users, showcasing our own branded products to network equipment suppliers and data center operators. However, so as not to compete with our optical module customers, our current plan is to sell our optical modules, once developed, into niche rather than mainstream applications.

●	Pursue complementary strategic alliance or acquisition opportunities for inorganic growth. We intend to evaluate and selectively pursue strategic alliances or acquisition opportunities for growth and vertical integration that we believe will accelerate our penetration of specific applications or vertical markets with our technology or products.

●	Explore technology licensing opportunities for growth in non-target sectors. It is not possible for the Company to pursue all potential applications for the POET Optical Interposer. We will carefully consider opportunities to license our technology to others when and if appropriate.

Our Products

POET Optical Engine Products currently include the following:

●	100G LR4 Tx and Rx
●	200G FR4 Tx and Rx
●	400G/800G FR4 Rx with integrated TIA
●	400G/800G FR4 Tx with integrated Driver
●	1.6T 4xFR4 Rx with integrated TIA
●	200G/Lane Tx & Rx for 1.6T and 3.2T
●	LightBar: C-Band External Light Source
●	LightBar: O-Band External Light Source

Seasonality

The industry doesn’t experience significant fluctuations due to seasonality, but it is heavily influenced by longer-term trends such as technological advancements, product innovation, and shifts in global demand—like the growing need for data centers, 5G infrastructure, and electric vehicles. These factors can have a substantial impact on the industry’s overall cycle.

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

Intellectual Property

We have 76 issued patents and 33 patent applications pending, including three provisional patent applications. Of the 76 issued patents, 42 are directly related to the Optical Interposer and include fundamental design and process patents. All 33 applications pending are Optical Interposer-related. Multiple additional applications are in various stages of preparation. The patents cover device structures, underlying technology related to the Optical Interposer, applications of the technology, and fabrication processes. We intend to continue to apply for additional patents in the future. We believe these patents provide a significant barrier to entry against competition along with company trade secrets and know-how. Currently, we are working on the design of integrated devices, manufacturing processes, assembly and packaging processes, and products for data communication applications in the data center market.

Regulation

While there are no discreet governmental bodies that regulate the semiconductor industry, broader national and local policies may impact the sector in significant ways. Trade policies, such as export controls and tariffs, can influence global supply chains and access to critical technologies, affecting companies’ ability to operate internationally. Government subsidies and incentives, like the U.S. CHIPS Act, can stimulate domestic manufacturing and reduce reliance on foreign suppliers, shaping industry competitiveness. Conversely, stringent environmental regulations or labor laws can increase production costs and force companies to adapt their operations. Additionally, intellectual property protections and antitrust enforcement ensure fair competition and foster innovation, but may also lead to legal battles that affect market dynamics. Overall, while regulations are not centrally unified, the combination of these policies can either create opportunities or present challenges that impact the growth, strategy, and global positioning of semiconductor companies.

Geographic Distribution of Revenue

Revenue and geographic markets in 2024, 2023 and 2022 were approximately as follows:

Region	2024	2023	2022
Europe	$41,427	$191,225	$58,998
North & South America	$-	$274,552	$493,750

C.	Organizational Structure.

The following graphically displays the organizational structure of the Company:

(1)	There are 28,374,000 Class A Common Shares of OPEL Solar, Inc. issued and outstanding, all of which are held by the Company. There are no other outstanding securities of OPEL Solar, Inc. other than the Class A Common Shares.

(2)	There are 5 Common Shares of ODIS Inc. issued and outstanding, held by OPEL Solar, Inc.

(3)	There is 1 Ordinary share of POET Technologies Pte Ltd. issued and outstanding, held by POET Technologies Inc.

(4)	There are 1,000,000 Preferred Shares and 1,050,100 Common shares of BB Photonics Inc. issued and outstanding, all of which are held by the Company. There are no other outstanding securities of BB Photonics Inc.

(5)	POET Optoelectronics Co, Ltd. is a wholly owned subsidiary of POET Technologies Pte. Ltd with a registered capital of RMB1,168,833.
(6)	Super Photonics Xiamen Co., Ltd is a wholly owned subsidiary of POET Technologies Pte. Ltd with a registered capital of RMB190,729,429.

D.	Property, Plants and Equipment.

The Company’s head Canadian office is located in a 400 sq. ft. leased office space in Toronto, Ontario, Canada. The US based operations are in a leased 3,883 sq. ft. space in Allentown, Pennsylvania. Our testing operations are located in a 4,669 sq. ft leased facility in Singapore. Our product development operation is located in a 2,830 sq. ft leased facility in Shenzhen, China. Our manufacturing and assembly space is located in a 5,000 sq. ft leased facility in Xiamen, China.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

The following discussion should be read in conjunction with the audited consolidated financial statements of the Company and the related notes for the years ended December 31, 2024, 2023 and 2022 and the accompanying notes thereto included elsewhere in this Annual Report. This discussion contains forward-looking statements that involve risks and uncertainties. See “Cautionary Statements Regarding Forward-Looking Statements” discussed above. Actual results could differ materially from those anticipated by forward-looking information due to factors discussed under “Item 3.D. Risk Factors” and “Item 4.B. Business Overview.”

A.	Operating Results.

The information in this section should be read in conjunction with our audited consolidated financial statements for the years ended December 31, 2024, 2023 and 2022 and related notes and the information contained elsewhere in this report.

The company operates in a sector which is highly influenced by federal policies, however in 2024, these policies did not have a material impact on our operations. Federal incentives, such as the CHIPS Act, provide funding opportunities that could support our expansion and R&D efforts within the U.S. Additionally, trade policies and export controls may impact our ability to access certain markets or technologies, particularly in the context of international competition and national security concerns.

Cash and cash equivalents

Cash and cash equivalents consist of cash in current accounts of $26,365,574 (2023 - $1,249,116, 2022 - $1,981,765) and funds invested in US and Canadian cashable Term Deposits of $10,778,185 (2023 - $1,769,953, 2022 - $7,248,080) earning interest at 5.4% and maturing in less than one year.

Short-term investments

The short-term investments of $16,672,811 (2023 - nil, 2022 - nil) consist of guaranteed investment certificates (GICs) held with one Canadian chartered bank and earn interest at rates ranging from 4.35% to 4.5%, that mature within one year

Selected Annual Data

The selected financial data of the Company for the years ended December 31, 2024, 2023 and 2022 was derived from the audited annual consolidated financial statements of the Company. The December 31, 2024 audited consolidation financial statements were audited by Davidson & Company LLP and the December 31, 2023 and 2022 audited consolidated financial statements were audited by Marcum LLP. Both firms are independent registered public accounting firms, as described in their respective reports which are included in this Annual Report.

The information contained in the selected financial data for the 2024, 2023 and 2022 years is qualified in its entirety by reference to the Company’s consolidated financial statements and related notes included under the heading ITEM 17. “Financial Statements” and should be read in conjunction with such financial statements and with the information appearing under the heading ITEM 5 “Operating and Financial Review and Prospects”. Except where otherwise indicated, all amounts are presented in accordance with IFRS as issued by IASB.

The selected annual information for continuing operations for 2024, 2023 and 2022 can be further analyzed as follows:

Research and development can be analyzed as follows:

	2024	2023	2022
Wages and benefits	$4,388,075	$4,298,207	$4,267,937
Subcontract fees	2,134,948	1,864,122	2,946,729
Stock-based compensation	2,091,583	1,539,235	2,054,187
Supplies	2,720,035	2,376,366	1,477,890
	$11,334,641	$10,077,930	$10,746,743

Selling, marketing and administration costs can be analyzed as follows:

	2024	2023	2022
Stock-based compensation	$3,377,786	$2,662,209	$2,382,417
Wages and benefits	2,975,488	2,649,770	2,648,862
Professional fees	1,936,592	1,744,771	1,173,743
General expenses	1,798,643	1,681,899	1,860,762
Depreciation and amortization	2,020,195	1,922,140	1,293,158
Finance advisory fees	6,501,799	-	-
Rent and facility costs	160,918	134,366	157,329
	$18,771,421	$10,795,155	$9,516,271

Factors Affecting Our Results of Operations

Analysis of Continuing Operations

Year Ended December 31, 2024 compared to Year Ended December 31, 2023

Net loss for 2024 was $56,695,823 compared to a net loss of $20,267,365 in 2023, an increase of $36,428,458 (180%). The following discusses the significant variances between the period and 2023:

Total R&D increased by $1,256,711 (12%) to $11,334,641 for the year ended December 31, 2024 from $10,077,930 for the same period in 2023. For the purposes of the following analysis, non-cash stock-based compensation of $2,091,583 has been excluded and is included with the analysis of non-cash stock-based compensation below.

Non-cash stock-based compensation increased by $1,267,925 (30%) to $5,469,369 in 2024 from $4,201,444 in 2023. The valuation of stock options is driven by a number of factors including the number of options granted, the strike price and the volatility of the Company’s stock. The stock option expense is dependent on the timing of the stock option grant and the amortization of the options as they vest. The stock options vest in accordance with the policies determined by the Board of Directors at the time of the grant consistent with the provisions of the Plan.

Professional fees increased by $191,821 (11%) to $1,936,592 in 2024 from $1,744,771 in 2023. During 2024, the Company incurred professional fees related various finance and corporate restructuring projects including the acquisition of the remaining interest in SPX. In addition, the Company changed its auditor from Marcum LLP to Davidson & Company LLP. The Company incurred charges related to the change in auditors and duplicate fees for matters that required both auditors to opine on such as inclusion of prior year audited figures in various documents.

Wages and benefits increased by $325,718 (12%) to $2,975,488 in 2024 from $2,649,770 in 2023. The increase was a result of performance and retention bonuses and salary increases paid to certain members of the team.

During the year, the Company incurred $6,501,779 in finance advisory fees paid to a firm assisting the Company financial and strategic matters. The firm’s guidance contributed to the Company’s capital raise success in 2024 which exceeded $80 million. The Company did not engage other firms for similar services in 2023.

Non-cash derivative warrant liability increased by $20,606,217 to $20,631,082 in 2024 from $24,865 in 2023. The Company issued warrants in a foreign currency in Q4 2023 and during 2024. The issuance of those warrants created a derivative liability which is periodically remeasured and adjusted to reflect the fair value of the warrants. The Company had a non-cash adjustment during the period related to the fair value adjustment of the derivative liability on the remaining and exercised warrants. 1,598,200 of these warrants were exercised in 2024.

During 2024, the Company acquired the remaining 24.8% interest of SPX from SAIC. The acquisition of this interest resulted in a non-cash loss to the Company of $6,852,687. The Company did not have a similar loss in 2023.

Interest expense increased by $32,491 (46%) to $102,673 in 2024 from $70,182 in 2023. $90,041 of the interest expense was non-cash.

Other income, including interest increased by $720,264 (307%) to $955,254 in 2024 from $234,990 in 2023. The amounts recognized in both periods were all interest income earned on the Company’s cash reserves. The company raised significant funds during 2024.

Year Ended December 31, 2023 compared to Year Ended December 31, 2022

Net loss was $20,267,365 for the year ended December 31, 2023 compared to a net loss of $21,036,690 for the same period for 2022, a decrease of $769,325 (4%). The following discusses the significant variances between the period and 2022:

Total R&D decreased by $668,813 (6%) to $10,077,930 for the year ended December 31, 2023 from $10,746,743 for the same period in 2022. For the purposes of the following analysis, non-cash stock-based compensation of $1,539,235 has been excluded and is included with the analysis of non-cash stock-based compensation below.

Depreciation and amortization increased by $628,982 (49%) to $1,922,140 for the year ended December 31, 2023 from $1,293,158 for the same period in 2022. Subsequent to the sale of DenseLight, the Company embarked on a “fab-light” strategy with a required test facility situated in Singapore and product development facility in China. The increase in depreciation and amortization was a result of assets acquired for these new facilities.

Professional fees increased by $571,028 (49%) to $1,744,771 for the year ended December 31, 2023 from $1,173,743 for the same period in 2022. During the period, the Company incurred legal fees related to certain unsuccessful financing arrangements that it was engaged in. Additionally, the Company incurred fees related to the preparation of regulatory documents to support multiple at-the-market financing programs.

Impact of joint venture was nil for the year ended December 31, 2023 compared to a net loss of $1,465,006 for the same period in 2022. The impact of joint venture relates to the Company’s activity related to its investment in SPX. During 2023, the Company recorded a non cash gain on its contribution of IP to SPX of $1,031,807 compared to $1,746,987 in 2022. The Company recognized its share of SPX’s losses using the equity method. On a weighted average bases, the Company incurred approximately 78.9% or $(3,026,408) of the net operating loss of SPX for 2023 compared to $(3,614,211) or 83.7% in 2022. Although the Company’s equity ownership of SPX approximated 76.1% at December 31, 2023, the Company only recognized $(1,031,807) of its share of loss in SPX in 2023, compared to $(3,211,993) in 2022 because the value of its investment is carried at nil on the consolidated statements of financial position precluding further loss recognition under the standards.

General expenses and rent decreased by $201,826 (10%) to $1,816,265 for the year ended December 31, 2023 from $2,018,091 for the same period in 2022. In 2022, the Company engaged with a firm to assist with a new shareholder outreach program at a cost of $73,280. Additionally, the Company paid $30,000 to the transfer agent in annual fees to manage to various trust agreements related to debenture warrants outstanding in 2022, there were no debentures outstanding in 2023. The Company also reduced the services of certain investor relations advisers in 2023.

Non-cash stock-based compensation decreased by $235,160 (5%) to $4,201,444 for the year ended December 31, 2023 from $4,436,604 for the same period in 2022. The valuation of stock options is driven by a number of factors including the number of options granted, the strike price and the volatility of the Company’s stock. The stock option expense is dependent on the timing of the stock option grant and the amortization of the options as they vest. The stock options vest in accordance with the policies determined by the Board of Directors at the time of the grant consistent with the provisions of the Plan.

The Company issued warrants in USD during 2023. The issuance of those warrants created a derivative liability which is periodically remeasured and adjusted to reflect the fair value of the warrants. The Company had a non-cash adjustment of $24,865 for the year ended December 31, 2023 related to the fair value adjustment of the derivative liability.

Other (income), including interest increased by $46,670 (25%) to $234,990 for the year ended December 31, 2023 from $188,320 for the same period in 2022. The increase in other (income), including interest was a result of interest income earned from short-term investments and cash equivalents during 2023.

Exchange Rate Risk

The functional currency of each of the entities included in the accompanying consolidated financial statements is the local currency where the entity is domiciled. Functional currencies include the Chinese Yuan, US, Singapore and Canadian dollar. Most transactions within the entities are conducted in functional currencies. None of the entities included in the consolidated financial statements engage in hedging activities. The Company is exposed to a foreign currency risk when its subsidiaries hold current assets or current liabilities in currencies other than its functional currency. A 10% change in foreign currencies held would increase or decrease other comprehensive loss by $3,200,000.

Liquidity Risk

The Company currently does not maintain credit facilities. The Company’s existing cash and cash resources are considered sufficient to fund operating and investing activities beyond one year from the date of these consolidated financial statements. The Company may, however, need to seek additional financing in the future.

B.	Liquidity and Capital Resources.

The Company had working capital of $7,145,097 on December 31, 2024 compared to a working capital deficit of $369,115 on December 31, 2023. The Company’s statement of financial position as of December 31, 2024 reflects assets with a book value of $69,652,449 compared to $8,777,417 as of December 31, 2023. Eighty percent (80%) of the book value at December 31, 2024 was in current assets consisting primarily of cash and cash equivalents and short-term investments of $53,816,570 compared to thirty six percent (36%) of the book value as of December 31, 2023, which consisted primarily of cash and cash equivalents of $3,019,069. The working capital of $7,145,097 includes non-cash current liabilities of $35,750,607 (2023 - $1,002,264) related to derivative warrant liability and $6,500,000 in convertible debt which will be paid over a period of five years, however, the holder has the right to convert any unpaid amount into shares of the Company at its discretion and it is therefore classified as current.

During the twelve months ended December 31, 2024, the Company had negative cash flows from operations of $23,075,013. The Company purchased short-term investments of $16,672,811 using its excess cash resources. Additionally, the Company purchased property and equipment and patents and licenses of $6,978,712. To fund its operations and investing activities during the period. The Company raised equity capital, net of issue costs of $82,176,180. Of the capital raised, the Company has approximately $54,000,000 remaining to be spent.

The Company’s financial statements do not include any adjustments to the assets’ carrying amount, to the expenses presented and to the reclassification of the balance sheets items that could be necessary should the Company be unable to continue its operations.

The following is a summary of Company’s cash flows and working capital:

	2024	2023	2022
	$	$	$
Net cash used in operating activities	(23,291,311)	(15,407,462)	(12,325,910)
Net cash from investing activities	(23,661,580)	(1,247,064)	3,292,791)
Net cash from financing activities	81,898,333	10,195,500	3,435,204
Effect of exchange rate changes on cash	(820,752)	248,250	(114,015)
Change in cash	34,124,690	(6,210,776)	(5,711,930)
Opening cash	3,019,069	9,229,845	14,941,775
Ending cash	37,143,759	3,019,069	9,229,845

Operating Activities

During 2024, the Company recorded consolidated losses of $56,695,823 (2023 - $20,267,365, 2022 - $21,036,690).

The operating activities included the following non-cash items: non-cash stock-based compensation of $5,469,369 (2023 - $4,201,444, 2022 - $4,436,604), depreciation and amortization of $2,020,195 (2023 - $1,922,161, 2022 - $1,293,158), non-cash interest of $90,041 (2023 - $53,614, 2022 - $49,738). Gain on contribution of intellectual property to joint venture was nil (2023 - $1,031,807, 2022 - $1,746,987) while the Company had a share of loss in joint venture of nil (2023 - $1,031,807, 2022 - $3,211,993). The Company had a non-cash adjustment of $20,631,082 (2023 - $24,865) related to the fair value adjustment of the derivative liability. Other non-cash operating costs (income) was $(18,766) (2023 – nil, 2022 - $40,029). The Company reported a loss of $6,852,687 on the acquisition of 24.8% of SPX (nil in 2023 and nil in 2022).

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

The Company recognized a gain of nil for the year ended December 31, 2024 (2023 - $1,031,807, 2022 - $1,746,987) related to its contribution of intellectual property to SPX in accordance with IAS 28. The Company only recognizes a gain on the contribution of the intellectual property equivalent to SAIC’s interest in SPX. Additionally, the Company recognizes its share of SPX’s losses using the equity method. On a weighted average basis, the Company’s share of the net operating loss was 75.2% or $(2,942,820), however the Company recognized nil of the net operating loss of SPX for the year ended December 31, 2024 (2023 - 78.9% or ($1,031,807), 2022 - 83.7% or $(3,211,993)). No further loss is recorded in 2024 and 2023 because the carrying value is nil. In 2022, the Company incurred a loss of 83.7% or $3,614,211, however the Company only recognized $3,211,993 of the net operating loss of SPX for the year ended December 31, 2022 because the investment is was carried at nil (2021 - $1,445,251) on the consolidated statements of financial position.

On December 31, 2024, the Company acquired Sanan IC’s 24.8% interest in SPX in exchange for a convertible debt of $6,500,000 to be paid, interest-free, over a period of five (5) years as follows:

October 31, 2025	$700,000
October 31, 2026	$1,000,000
October 31, 2027	$1,300,000
October 31, 2028	$1,600,000
October 31, 2029	$1,900,000

At any time before the convertible debt is fully settled, SAIC has the right to convert any remaining balance owing into shares of common stock of the Company at a conversion price equal to the greater of:

(a)	the volume weighted average closing price (“VWAP”) of the common stock of the Company as reported by the NASDAQ Capital Market for thirty (30) days prior to the conversion date; or

(b)	the closing price of the common stock of the Company as reported by the NASDAQ Capital Market the day prior to the conversion date.

The acquisition of SAIC’s 24.8% interest in SPX, under which the Company obtains full control over SPX, was determined to be an asset acquisition because SPX did not meet the threshold of a business as defined by IFRS 3. This acquisition provides the Company with flexibility to do business with partners and customers inside and outside of China without the limitations and restrictions imposed by the joint venture agreement. With 100% control of SPX, the Company now as the ability to focus on other opportunities not tied to the development of SPX.

The Company determined that the convertible debt represents a hybrid financial instrument that contains 1) a host debt principal component, 2) a market price conversion feature that is a non-derivative with a value of nil that is not separable from the host debt and, 3) the VWAP conversion option that is a derivative with a nil value. As Sanan IC can exercise the conversion option at any time, the convertible debt is classified as current liability. As SAIC can exercise the conversion option at any time, the convertible debt is classified as current liability.

The Company issued warrants in a foreign currency in 2023 and in 2024. The issuance of those warrants created a derivative liability which is periodically remeasured and adjusted to reflect the fair value of the warrants. The Non-cash derivative warrant liability adjustment was $20,631,082 in 2024 (2023 - $24,865, 2022 – nil).

Other income, including interest was $947,956 in 2024 (2023 - $234,990, 2022 - $188,320). The amounts recognized were all interest income earned on the Company’s cash reserves. Significant capital was raised in 2024 which contributed to the high interest earned in 2024.

Consolidated negative cash flow from operations was $23,075,013 for 2024 (2023 - $15,407,462, 2022 - $12,325,910).

Investing Activities

The Company had consolidated negative cash flows from investing activities of $23,661,580 for the year ended December 31, 2024 (2023 - $1,247,064, 2022 - $3,292,791). The Company purchased $16,672,811 of short-term investments in 2024, nil in 2023. In 2022, the Company received $6,366,828 from investments that it sold. The invested cash in 2024 was due to the excess cash it had on hand. The funds were invested in interest bearing facilities in accordance with the Company’s investment policy. In 2024, $6,978,712 (2023 - $1,247,064, 2022 - $3,074,037) was used to purchase new equipment and patents. The Company received cash of $97,833 when it acquired the remaining shares of SPX. The Company leased new operating facilities in Singapore for which it was required to place a refundable deposit of $107,890, that will be returned at the end of the five year lease.

Financing Activities

During the year ended December 31, 2024, the Company raised net proceeds of $82,176,180 (2023 – $10,447,603, 2022 - $3,639,722) from the issuance common shares through various equity offerings, the exercise of stock options and warrants, and the use of its Equity Distribution Agreement, (“EDA”). Pursuant to the EDA, the Company established an at-the-market (“ATM”) equity offering program whereby the Company may, at its discretion, during the term of the ATM agreement issue and sell, through the agents such number of common shares of the Company as would result in aggregate gross proceeds to the Company of up to $30 million.

The following presents details of the funds raised in 2024 using the facilities above are presented below:

January 24, 2024

On January 24, 2024, the Company raised gross proceeds of CA$6,219,667 ($4,613,312) from the issuance of 5,098,088 units through a private placement financing facility (the “Offering”) at an offering price CA$1.22 ($0.90). Each unit consisted of one common share of the Company and one common share purchase warrant to purchase up to 5,098,088 common shares for a period of five (5) years from the date of closing at a price of CA$1.52 ($1.12) per share.

May 3, 2024

On May 3, 2024, the Company raised gross proceeds of CA$10,000,000 ($7,299,270) from the issuance of 3,258,390 units through a non brokered private placement financing offering (the “offering”) at a price CA$3.069 ($2.24). Each unit consisted of one common share of the Company and one common share purchase warrant to purchase up to 3,258,390 common shares for a period of five (5) years from the date of closing at a price of CA$4.26 per share.

May 10, 2024

On May 10, 2024, the Company raised gross proceeds of CA$10,000,000 ($7,299,270) from the issuance of 3,448,275 units through a non brokered private placement financing at a price CA$2.90 ($2.12). Each unit consisted of one common share of the Company and one common share purchase warrant to purchase up to 3,448,275 common shares for a period of five (5) years from the date of closing at a price of CA$4.26 per share.

July 19, 2024

On July 19, 2024, the Company raised gross proceeds of CA$13,700,003 ($10,000,000) from the issuance of 3,333,334 units through a non brokered private placement financing at a price CA$4.09 ($3.00). Each unit consisted of one common share of the Company and one common share purchase warrant to purchase up to 3,333,334 common shares for a period of five (5) years from the date of closing at a price of CA$5.45 ($4.00) per share.

September 25, 2024

On September 25, 2024, the Company raised gross proceeds of CA$20,400,000 ($15,000,000) from the issuance of 4,000,000 units through a non brokered private placement financing at a price CA$5.10 ($3.75). Each unit consisted of one common share of the Company and one-half common share purchase warrant to purchase up to 2,000,000 common shares for a period of five (5) years from the date of closing at a price of CA$6.78 ($5.00) per share.

December 3, 2024

On December 3, 2024, the Company raised gross proceeds of CA$35,000,003 ($25,000,002) from the issuance of 5,555,556 units through a non brokered private placement financing at a price CA$6.29 ($4.50). Each unit consisted of one common share of the Company and one-half common share purchase warrant to purchase up to 2,777,778 common shares for a period of five (5) years from the date of closing at a price of $6.00 per share.

The Company incurred other share issuance costs of $597,318 related to these financings.

ATM Financing

During the year ended December 31, 2024, the Company raised gross proceeds of $9,362,235 from the issuance of 5,449,723 common shares at an average price of $1.72 per common share through the EDA. The Agent was paid a commission of 3% or $280,867 on the gross proceeds raised from the ATM.

Capital Expenditures

The Company has an approved capital budget of $3,080,000 for the 2025 fiscal year related to research and development equipment, manufacturing equipment and patent registration. In 2024 - $10,378,210 (2023 - $1,247,064 2022 - $3,074,037) was either spent in cash or accrued for acquiring development and manufacturing equipment and new patents.

Operating and Investing Activities

The Company’s existing cash and cash resources are considered sufficient to fund operating and investing activities beyond one year from the date of these consolidated financial statements. The Company may, however, need to seek additional financing in the future.

C.	Research and Development.

Beginning in 2017, POET began designing lasers for data communications applications and directed DenseLight Semiconductors, Pte. Ltd., a former subsidiary of the Company, to build such lasers to be compatible with the Optical Interposer platform. In 2019, the Company decided to adopt a “fab light” strategy, common among semiconductor companies, and divested its fabrication operations through the sale of DenseLight in November of that year. From 2018 - 2020, virtually all the R&D spending in the Company was dedicated to design & development of the Optical Interposer as a versatile platform technology, replete with features that enhance its utility across a variety of application spaces.

During the second half of 2021, the Company transitioned to product development by investing more than $2 million in the design & development of 100G and 200G optical engines in several configurations, including customized designs for specific customers and applications. Samples of optical engines at various stages of development were made available and delivered to customers in 2022 for initial evaluation and in 2023 for design and customer qualification. POET’s effort in lower speed Optical Engine design and production was intended primarily as a way for POET to demonstrate the viability and market acceptance of its unique approach to integration and fabrication and to establish an initial presence in the market. However, the Company’s primary strategy is to offer Optical Engines at the highest speeds at which customers are deploying Optical Transceivers. In 2025, we expect that we will be primarily in 800G, and heavily focused on those hyperscale data centers actively implementing AI services. Consistent with this strategy, the Company has invested approximately $20 million in design, development and engineering programs related to its 400G and 800G transmit and receive chiplets (combined in multiples to achieve 800G, 1.6T and 3.2T speeds), in light source products and fabrication techniques.

The Company designed, tested and sampled a first generation of its 400G transmit (Tx) engines in 2024, and its 800G receive (Rx) engine with various customers. The 800G Rx engine was well received, fully qualified and has been incorporated in the optical transceiver modules of several customers during 2024. The Company is expected to sample its second generation of 400G and 800G Tx engines in 2025, including versions that will enable the production of 800G, 1.6T and 3.2T optical engine chipsets. So long as the Company provides Optical Engines to optical transceiver module customers, there will always be customer centric adjustments to these products to fit their specific needs. The cost to make these adjustments will vary depending on the customer requirements.

The Company invested approximately $9.2 million in 2024 in the development of its 800G and 1.6T optical engine chipsets and light sources for artificial intelligence and is expected to invest an additional $10.8 million between 2025 and 2026 on these products. The Company is also committed to the development and sale of POET optical transceiver modules for niche markets in 2025, representing a critical next phase of its growth plan. Investment on Optical transceiver modules is estimated at $8.0 million over the next two years.

Internally generated research costs, including the costs of developing intellectual property and maintaining patents are expensed as incurred. Internal development costs are expensed as incurred unless such costs meet the criteria for capitalization and amortization under IFRS, which to date has not occurred.

We incurred a cumulative $11,334,641, $10,077,930 and $10,746,743 of research and development expenses during the years ended December 31, 2024, 2023 and 2022 which includes non-cash stock-based compensation of $2,091,583, $1,539,235 and $2,054,187 respectively. Other expenses related to research and development expenditures in the semiconductor business include costs associated with salaries, material costs, license fees, consulting services and third-party contract manufacturing. The expenses in all years presented can be analyzed for continuing and discontinuing operations as follows:

R&D for Continuing Operations

	For the Years Ended December 31,
	2024	2023	2022

Wages and benefits	$4,388,075	$4,298,207	$4,267,937
Subcontract fees	2,134,948	1,864,122	2,946,729
Stock-based compensation	2,091,583	1,539,235	2,054,187
Supplies	2,720,035	2,376,366	1,477,890
	$11,334,641	$10,077,930	$10,746,743

D.	Trend Information.

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

E.	Critical Accounting Estimates.

Business combinations

Acquisitions of businesses are accounted for using the acquisition method. The acquisition cost is measured at the acquisition date at the fair value of the consideration transferred, including all contingent consideration.

The determination of whether a corporate entity or set of assets acquired, and liabilities assumed, constitute a business may require the Company to make certain judgements, considering all facts and circumstances. A business is presumed to be an integrated set of activities and assets capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs, or economic benefits. SPX was determined to constitute an acquisition of assets.

Determination of functional currency

The Company determines the functional currency through an analysis of several indicators such as expenses and cash flow, financing activities, retention of operating cash flows, and frequency of transactions within the reporting entity.

Valuation of share-based compensation

The Company uses the Black-Scholes Option Pricing Model for valuation of share-based compensation and derivative warrant liability. Option pricing models require the input of subjective assumptions including expected price volatility, risk-free interest rate, and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

Property and equipment

Property and equipment are recorded at cost. Depreciation is calculated based on the estimated useful life of the asset using the following method and useful lives:

Machinery and equipment	Straight Line, 5 years
Leasehold improvements	Straight Line, term of the lease
Office equipment	Straight Line, 3 - 5 years

Patents and licenses

Patents and licenses are recorded at cost and amortized on a straight line basis over 12 years. Ongoing maintenance costs are expensed as incurred.

Selected Annual Data

The selected financial data of the Company for the years ended December 31, 2024, 2023 and 2022 was derived from the audited annual consolidated financial statements of the Company. The December 31, 2024 audited consolidation financial statements were audited by Davidson & Company LLP and the December 31, 2023 and 2022 audited consolidated financial statements were audited by Marcum LLP, both firms are independent registered public accounting firm, as described in their report which is included in this Annual Report.

The information contained in the selected financial data for the 2024, 2023 and 2022 years is qualified in its entirety by reference to the Company’s consolidated financial statements and related notes included under the heading Item 17. “Financial Statements” and should be read in conjunction with such financial statements and with the information appearing under the heading Item 5 “Operating and Financial Review and Prospects”. Except where otherwise indicated, all amounts are presented in accordance with IFRS as issued by IASB.

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management.

The following table sets forth information regarding our Directors and Senior Management for the most recent fiscal year.

Name	Positions	Age	Date First Elected or Appointed a Director or Officer
Jean-Louis Malinge (1)(3)	Lead Independent Director, Corporate Governance and Nominating Committee Chair	71	September 5, 2017
Peter Charbonneau (1)(3)(5)	Lead Independent Director Corporate Governance and Nominating Committee Chair	71	March 28, 2018
Dr. Suresh Venkatesan (4)	Chief Executive Officer and Chairman Chair of Ad Hoc Strategy Committee	58	June 11, 2015
Kevin Barnes	VP Finance & Administration, Corporate Controller and Treasurer	53	December 1, 2012
Thomas R. Mika	EVP & Chief Financial Officer	73	November 2, 2016
Vivek Rajgarhia	President & General Manager	57	November 4, 2019
Chris Tsiofas (1)(2)	Director Audit Committee Chair	57	August 21, 2012
Glen Riley (2)(3)(4)	Director Compensation Committee Chair	62	December 7, 2020
Michal Lipson (3)(4)(6)	Director	54	October 14, 2022
Theresa Ende (2)(4)	Director	68	October 14, 2022
Robert Tirva (1)	Director	59	December 5, 2024
Raju Kankipati	Chief Revenue Officer	46	May 1, 2022
Dr. Mo Jinyu	SVP, GM of Asia	50	January 1, 2022
Dr. Robert Ditizio	VP – Intellectual Property	62	December 1, 2021
Dan Meerovich	VP – Product Engineering	65	March 2, 2020
Yong Meng (James) Lee	VP & GM POET Technologies Pte. Ltd.	53	September 2, 2019

(1)	Member of Audit Committee

(2)	Member of Compensation Committee

(3)	Member of Corporate Governance and Nominating Committee

(4)	Member of Ad Hoc Strategy Committee

(5)	Resigned from the Board on March 14, 2024

(6)	Resigned from the Board on June 21, 2024

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

Mr. Vivek Rajgarhia serves as President and General Manager. Before joining POET, Mr. Rajgarhia served as Senior Vice President & General Manager of the Lightwave Business Unit of MACOM (NASDAQ: MTSI). Mr. Rajgarhia joined MACOM through the acquisition of Optomai Inc., where he was the Co-Founder and CEO, to start MACOM’s first optical business. He was then instrumental in identifying and leading several strategic acquisitions to build an extensive portfolio of optical and photonic businesses, which formed MACOM’s Lightwave Business Unit. Mr. Rajgarhia has held several senior management positions during his 30 years in the optical communications industry. He was Director of Sales & Marketing (Asia) for Lucent Technologies’ (now Nokia) optical components, where he started Lucent’s Asia business; Vice President of Product Marketing and Business Development for OpNext (formerly Hitachi’s Fiber Optics Division), now Lumentum, where he was part of the team to spin-off the optical business from Hitachi; Director of Product Management & Marketing for JDS Uniphase (now Lumentum), and VP of Global Sales for GigOptix. Mr. Rajgarhia has been a successful entrepreneur, founding two optical companies, and has held international assignments in Hong Kong, Germany and India. He holds a Bachelor of Engineering (Electrical) degree from Stevens Institute of Technology in New Jersey.

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

Mr. Chris Tsiofas, CA, CPA, earned a Bachelor’s of Commerce Degree from the University of Toronto and is a member of the Chartered Professional Accountants of Canada and the Canadian Tax Foundation. He has been on the Board of Directors since August of 2012 and has served as the Chair of the Audit Committee during his entire tenure In February 2024 he was appointed to the Board of Directors of Andrew Peller Limited (TSE:ADW) and serves as the Chair of the Audit and Pension Committees. Andrew Peller Ltd. is a leading producer and marketer of quality wines and craft beverage alcohol products in Canada. With wineries in British Columbia, Ontario, and Nova Scotia, the Company markets wines produced from grapes grown in Ontario’s Niagara Peninsula, British Columbia’s Okanagan and Similkameen Valleys, and from vineyards around the world. He is the president of MTN Chartered Professional Accountant Professional Corporation, a public accountancy firm. He sits on various private company boards. He has also served in a principal capacity in various entrepreneurial ventures resulting in successful divestitures

Mr. Jean-Louis Malinge recently retired as partner with ARCH Venture Partners, an early-stage venture capital firm with nearly $2 billion under management. Additionally, he is a board member of EGIDE SAand CAILabs EGIDE SA is a public French company which designs, manufactures and sells hermetic packages for the protection and interconnection of several types of electronic and photonic chips. CAIlabs is a venture-backed French innovative start-up founded in 2013 which has developed a unique spatial multiplexing platform.. From 2004 to 2013 Jean-Louis was President and CEO of Kotura, a Silicon Photonics pioneer which was acquired in 2013 by Mellanox Technologies. Prior to Kotura, Mr. Malinge was an executive with Corning Inc for 15 years. Jean-Louis hold an Executive M.B.A. from MIT Sloan School in Boston, Massachusetts. He also holds an engineering degree from the Institut National des Sciences Appliquées in Rennes, France.

Mr. Yong Meng (James Lee) is General Manager of the Company’s Singapore subsidiary. Prior to his appointment in 2019, Mr. Lee was Vice President of Logic Technology at IMEC where he was responsible for defining the logic roadmap and developing the technology elements necessary to extend scaling with ultra-scaled FinFET, GAA devices, advanced metallization as well novel materials for emerging devices and quantum computing. Mr. Lee joined IMEC in 2015 where he was instrumental in driving collaborations with the foundries in China and was responsible for bringing in >100M euros of research partnership. Prior to IMEC, Mr. Lee had a 19-year career with GLOBALFOUNDRIES where he held various technical and management positions spanning the US and Singapore focused on developing, qualifying and ramping leading edge CMOS technology in the foundry. He has over 60 patents and holds a Bachelor of Engineering degree from the University of Illinois at Champaign-Urbana.

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

Ms. Theresa Lan Ende serves as Chief Procurement Director of Arista Networks. Prior to her appointment as Chief Procurement Director in 2019, Ms. Ende served for 10 years as its Senior Director of Global Supply Chain Management. Prior to Arista, she held senior positions at JDSU Optical Division and Force10 Networks. At Cisco Systems and ROLM Telecommunications, Ms. Ende held various program management and planning management positions over a 20-year period. In 2019, she was honored as one of the “Top 100 Women of Influence” by Silicon Valley Business Journal.

Mr. Bob Tirva brings over 30 years of executive experience in the technology industry and several years of advisory experience as a director of companies advancing semiconductor technology. Throughout his career, Mr. Tirva held various management positions at IBM, Broadcom Corporation, Dropbox and Intermedia Cloud Communications Inc. before assuming the role of President, Chief Operating Officer and Chief Financial Officer of Sonim Technologies, Inc. until it was acquired by AJP Holding Company in 2022.

Dr. Robert Ditizio joined POET Technologies Inc. as a consultant in 2017, assisting with the development of the Company’s Intellectual Property portfolio for the Optical Interposer platform. Dr. Ditizio was appointed Vice President in December 2021. He brings to POET over 20 years of IP portfolio management expertise and an expansive knowledge of materials and semiconductor processing technology.

Prior to his work with POET Technologies, Dr. Ditizio played an instrumental role in the development of manufacturing and processing equipment for companies in the semiconductor industry, including plasma reactors and cluster tool platforms for advanced etching and deposition processes in a range of engineering positions, culminating as Chief Technologist of Tegal Corporation. In addition to equipment development, he also led the development of numerous semiconductor patterning applications including non-volatile memory etch applications, through silicon via applications, and compound semiconductor etch applications, among many others, and the development of deposition applications including CVD of polymeric films and pulsed CVD and ALD of barrier layers and complex stoichiometric films. Dr. Ditizio holds 10 patents in these areas and has published numerous technical papers. He holds BS, MS, and PhD degrees in Engineering Science from Pennsylvania State University and an MBA from the Sonoma State University.

Mr. Dan Meerovich brings to POET more than 30 years of experience in developing and manufacturing innovative photonics products at MACOM, Apogee (now Broadcom), Oclaro, Multiplex (now Hisense) and JDS Uniphase. At MACOM’s Lightwave Business Unit, he led the test, product and process engineering for lasers, photodetectors, AWG waveguides, optical engines and silicon photonic PICs. Dan developed the low-cost and scalable process of laser integration onto silicon photonic integrated circuits.

As Vice President of Operations, Dan has set up wafer fabrication facilities, run manufacturing operations at Multiplex and Xtellus (acquired by Oclaro) and built and managed a China-based manufacturing subsidiary acquired by Hisense. In addition, Dan set up and managed contract manufacturers to scale production of both high performance and low-cost optical modules. Earlier in his career, Dan led the development of photonic engines incorporating high speed lasers and EMLs, including the first uncooled EML module in a low cost TO platform. The company, Apogee, was later acquired by Cyoptics which was then acquired by Broadcom. Dan holds BSEE and MBA degrees from Rutgers University.

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

B.	Compensation.

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

Omnibus Plan

On June 30, 2023, shareholders of the Company approved a fixed 20% omnibus equity incentive plan (the “Omnibus Plan”). The Omnibus Plan replaces the 2021 stock option plan. The Omnibus Plan provides flexibility to the Company to grant different forms of equity-based incentive awards to directors, officers, employees and consultants. The Omnibus plan provides the Company with the choice of granting stock options, share units and deferred share units.

The purpose of the Omnibus Plan is to assist the Company in attracting, retaining and motivating directors, employees and consultants of the Company and any of its subsidiaries and to closely align the personal interests of such directors, employees and consultants with those of the shareholders by providing them with the opportunity, through options, to acquire common shares in the capital of the Company.

The Omnibus Plan provides that the maximum number of common shares issuable pursuant to awards granted under the Omnibus Plan and pursuant to other previously granted awards is limited to 8,056,055. Any subsequent increase in the Number Reserved must be approved by shareholders of the Company and cannot, at the time of the increase, exceed 20% of the number of issued and outstanding shares. The Omnibus plan was amended by the Directors and such amendment was approved by the shareholders in 2024. The maximum number is currently 12,218,458. Awards vest in accordance with the policies determined by the Board of Directors from time to time consistent with the provisions of the Omnibus Plan which grants discretion to the Board of Directors. There is no other limit to the number of options granted to any individual, except for:

(i) 2% on a yearly basis to any one consultant and (ii) 2% on a yearly basis to any employee providing “Investor Relations Activities.”

The following paragraphs summarize some of the terms of the Omnibus Plan:

Options

An Option is an option granted by the Corporation to a Participant entitling such Participant to acquire a designated number of Shares from treasury at an exercise price set at the time of grant (the “Option Price”). Options are exercisable, subject to vesting criteria established by the Board at the time of grant as set out in the Participant’s option agreement (“Option Agreement”). Each Option shall be exercisable at such time or times and/or pursuant to the achievement of such Performance Criteria and/or other vesting conditions as the Board at the time of granting the particular Option, may determine in its sole discretion. The Board shall determine, at the time of granting the particular Option, the period during which the Option is exercisable, which shall not be more than ten (10) years from the date the Option is granted. Notwithstanding the expiration provisions hereof, if the date on which an Option Term expires falls within a Blackout Period or within nine Business Days after a Blackout Period Expiry Date, the expiration date of the Option will be the date that is ten Business Days after the Blackout Period Expiry Date. The Blackout Period must expire following the general disclosure of the undisclosed material information; provided that if an additional Blackout Period is subsequently imposed by the Corporation during the ten Business Days after the initial Blackout Period, then Blackout Period Expiry Date shall be such the tenth trading day following the end of the last imposed Blackout Period. The Omnibus Plan also permits the Board to grant an option holder, at any time, the right to deal with such Option on a cashless exercise basis, in whole or in part by notice in writing to the Corporation, where the Corporation has an arrangement with a brokerage firm that certain procedures must take place. The Omnibus Plan also permits the Board to grant an Option holder, at any time the right to deal with such Option on a net exercise mechanism, in whole or in part by notice in writing to the Corporation. The grant of an Option by the Board shall be evidenced by an Option Agreement.

Share Units

A Share Unit is an Award in the nature of a bonus for services rendered, or for future services to be rendered, and that, upon settlement, entitles the recipient Participant to acquire to receive a cash payment equal to the Market Value of a Share or at the discretion of the Corporation (or applicable Subsidiary) one Share or any combination of cash and Shares as the Corporation (or applicable Subsidiary) in its sole discretion may determine, pursuant and subject to such restrictions and conditions on vesting as the Board may determine at the time of grant, unless such Share Unit expires prior to being settled. Restrictions and conditions on vesting conditions may, without limitation, be based on the passage of time during continued employment (or other service relationship), in which case the Award is what is commonly referred to as a “Restricted Share Unit” or “RSU”, or the achievement of specified Performance Criteria, in which case the Award is what is commonly referred to as a “Performance Share Unit” or “PSU”, or both. The grant of a Share Unit by the Board shall be evidenced by a Share Unit Agreement. 22 The Board shall have sole discretion to determine if any Performance Criteria and/or other vesting conditions with respect to a Share Unit, and as contained in the Share Unit Agreement governing such Share Unit, have been met and shall communicate to a Participant as soon as reasonably practicable when any such applicable vesting conditions or Performance Criteria have been satisfied and the Share Units have vested. Notwithstanding the foregoing, if the date on which any Share Units have vested falls within a Blackout Period (as defined in the Omnibus Plan) or within nine Business Days (as defined in the Omnibus Plan) after a Blackout Period Expiry Date (as defined in the Omnibus Plan), the vesting of such Share Units will be deemed to occur on the date that is ten Business Days after the Blackout Period Expiry Date. The Blackout Period must expire following the general disclosure of the undisclosed material information; provided that if an additional Blackout Period is subsequently imposed by the Corporation during the ten Business Days after the initial Blackout Period, then Blackout Period Expiry Date shall be such the tenth trading day following the end of the last imposed Blackout Period. Subject to the vesting and other conditions and provisions in the Plan and in the Share Unit Agreement, each Share Unit awarded to a Participant shall entitle the Participant to receive on settlement, a cash payment equal to the Market Value of a Share or at the discretion of the Corporation (or applicable Subsidiary) one Share or any combination of cash and Shares as the Corporation (or applicable Subsidiary) in its sole discretion may determine, in each case less any applicable withholding taxes. Dividend Equivalents may, as determined by the Board in its sole discretion, be awarded in respect of unvested Share Units in a Participant’s Account on the same basis as cash dividends declared and paid on Shares as if the Participant was a Shareholder of record of Shares on the relevant record date. In the event that the Participant’s applicable Share Units do not vest, all Dividend Equivalents, if any, associated with such Share Units will be forfeited by the Participant and returned to the Corporation’s account.

Deferred Share Units

A deferred share unit (“DSU”) is an Award in the nature of a deferral of payment for services rendered, or for future services to be rendered, and that, upon settlement, entitles the recipient Participant to receive cash or acquire Shares, as determined by the Corporation in its sole discretion, unless such DSU expires prior to being settled. Subject to adjustments and amendments in the Plan, DSUs shall only vest, and a Participant is only entitled to redemption of a DSU, when the Participant ceases to be a director, officer or employee of the Corporation for any reason, including termination, retirement or death. The grant of a DSU by the Board shall be evidenced by a DSU Agreement. DSUs will be fully vested on the Termination Date of the applicable Participant. Notwithstanding the foregoing, if the date on which any DSUs have vested falls within a Blackout Period or within nine Business Days after a Blackout Period Expiry Date, the vesting of such DSUs will be deemed to occur on the date that is ten Business Days after the Blackout Period Expiry Date. The Blackout Period must expire following the general disclosure of the undisclosed material information; provided that if an additional Blackout Period is subsequently imposed by the Corporation during the ten Business Days after the initial Blackout Period, then Blackout Period Expiry Date shall be such the tenth trading day following the end of the last imposed Blackout Period. Subject to the vesting and other conditions and provisions in the Plan and in any DSU Agreement, each DSU awarded to a Participant the Participant to receive on settlement a cash payment equal to the Market Value of a Share, or at the discretion of the Corporation, one Share or any combination of cash and Shares as the Corporation in its sole discretion may determine. DSUs shall be redeemed and settled by the Corporation as soon as reasonably practicable following the Participant ceasing to be a director, officer or employee of the Corporation but in any event not later than December 15 of the year following the calendar year in which the Participant ceases to be any of a director, officer or employee. On redemption and settlement, the Corporation shall deliver the applicable number of Shares, or, in the sole discretion of the Corporation, cash equal to the redemption amount of such DSU specified in the applicable DSU Agreement, subject to the satisfaction of any applicable withholding tax.

Eligibility.

Awards may be granted under the Omnibus Plan to directors, employees, consultants and consultant companies of the Company and any of its subsidiaries. Stock Options may also be granted to individuals referred to as “Management Company Employees” which are employed by a company providing management services to the Company, except for services involving “Investor Relations Activities.”

Omnibus Plan Administration.

The Plan shall be administered and interpreted by the board of directors of the Corporation (the “Board”) or, if the Board by resolution so decides, by a committee or plan administrator appointed by the Board. Subject to the terms of the Plan, applicable law and the rules of the Exchanges, the Board (or its delegate) will have the power and authority to: (i) designate the Eligible Participants who will receive Awards (an Eligible Participant who receives an Award, a “Participant”), (ii) fix the number of Awards, if any, to be granted to each Eligible Participant and the date or dates on which such Awards shall be granted, (iii) determine the terms and conditions of any Award, including any vesting conditions or conditions based on performance of the Corporation or of an individual (“Performance Criteria”); and (iv) and make such amendments to the Plan and Awards made under the Plan as are permitted by the Plan and the rules of the Exchanges

Exercise Price.

The exercise price subject to an award shall be determined by the Board and set forth in the option agreement, but shall be either (i) not less than the last closing price of the Company’s common shares as traded on the TSXV, unless discounted by the Board or (ii) such other price agreed by the Board and accepted by the TSXV.

Amendment

The Board may suspend or terminate the Omnibus Plan at any time, or from time to time amend or revise the terms of the Plan or any granted Award without the consent of the Participants provided that such suspension, termination, amendment or revision shall:

(a) not adversely alter or impair the rights of any Participant, without the consent of such Participant except as permitted by the provisions of the Omnibus Plan; and

(b) be in compliance with applicable law and with the prior approval, if required, of the shareholders of the Corporation, the Exchanges, or any other regulatory body having authority over the Corporation.

Subject to the terms of the Omnibus Plan, the Board may, from time to time, in its absolute discretion and without approval of the shareholders of the Corporation make the following amendments to the Omnibus Plan, unless where required by law or the requirements of the Exchanges:

(a) any amendment to the vesting provision, if applicable, of Options or Share Units, or assignability provisions of the Awards;

(b) any amendment to the expiration date of an Award that does not extend the terms of the Award past the original date of expiration of such Award;

(c) any amendment regarding the effect of termination of a Participant’s employment or engagement;

(d) any amendment which accelerates the date on which any Option may be exercised under the Plan;

(e) any amendment necessary to comply with applicable law or the requirements of the Exchanges or any other regulatory body;

(f) any amendment to clarify the meaning of an existing provision of the Omnibus Plan, correct or supplement any provision of the Omnibus Plan that is inconsistent with any other provision of the Plan, correct any grammatical or typographical errors or amend the definitions in the Plan;

(g) any amendment regarding the administration of the Omnibus Plan;

(h) any amendment to add provisions permitting the grant of Awards settled otherwise than with Shares issued from treasury, or adopt a clawback provision applicable to equity compensation; and

(i) any other amendment that does not require the approval of the shareholders of the Corporation as outlined in the paragraph below.

The Board shall be required to obtain disinterested shareholder approval, if required under the rules of the Exchanges, to make the following amendments:

(a) an increase in the maximum number of Shares issuable under the Plan, except in the event of an adjustment pursuant to the Omnibus Plan;

(b) except in accordance with the terms of the Omnibus Plan, any amendment which reduces the exercise price of an Option or any cancellation of an Option and replacement of such Option with an Option with a lower exercise price;

(c) any amendment reduction in the price of an Option or extension of the term of an Option if the

Participant is an Insider of the Corporation at the time of the proposed amendment;

(d) any amendment which extends the expiry date of any Award, or the Restriction Period of any Share Unit beyond the original expiry date or Restriction Period;

(e) any amendment which increases the maximum number of Shares that may be issuable under the Plan and any other proposed or established Share Compensation Arrangement; and;

(f) any amendment to the definition of Eligible Participant under the Plan, provided that Shares held directly or indirectly by Insiders benefiting from the amendments shall be excluded when obtaining such shareholder approval.

Term of the Awards. At the meeting of the Board of Directors held on February 25, 2016, based on the report of Compensia, it was determined that stock options should generally have a term of 10 years.

Vesting Schedule. In general, options granted under the Omnibus Plan vest 25% immediately and 25% every six months from the date of issue, until fully vested. The directors may, at their discretion, specify a different vesting period, provided that options granted to consultants performing “Investor Relations Activities” must vest in stages over 12 months with no more than 25% of the options vesting in any three-month period. At the meeting of the Board of Directors held on February 25, 2016, based on the report of Compensia, it was determined that stock options should vest 25% at the end of one year from the date of issue with the remaining 75% vesting equally on a quarterly basis over the remaining 3 years for a total vesting period of 4 years. At a meeting of the Board of Directors held on March 30, 2017, the board approved a revised one-year vesting schedule for options granted for service on the board to conform to the term for which a director is elected. Such options will vest 25% at the end of each quarter served in office.

Assignment

Each Award granted under the Omnibus Plan is personal to the Participant and shall not be assignable or transferable by the Participant, whether voluntarily or by operation of law, except by will or by the laws of succession of the domicile of the deceased Participant. No Award granted hereunder shall be pledged, hypothecated, charged, transferred, assigned or otherwise encumbered or disposed of on pain of nullity.

Change of Control

In the event of a potential Change of Control (as described in the Omnibus Plan) the Board will have the power, in its sole discretion, to modify the terms of the Plan and/or the Awards to assist the Participants to tender into a take-over bid or participating in any other transaction leading to a Change of Control. For greater certainty, in the event of a take-over bid or any other transaction leading to a Change of Control, the Board shall have the power, in its sole discretion, subject to any required approval of the Exchanges to (i) provide that any or all Awards shall thereupon terminate, provided that any such outstanding Awards that have vested shall remain exercisable until consummation of such Change of Control, and (ii) permit Participants to conditionally exercise their vested Options, such conditional exercise to be conditional upon the take-up by such offeror of the Shares or other securities tendered to such take-over bid in accordance with the terms of such take-over bid (or the effectiveness of such other transaction leading to a Change of Control). If the Corporation completes a transaction constituting a Change of Control and within twelve (12) months following the Change of Control a Participant who was also an Officer or Employee of, or Consultant to, the Corporation prior to the Change of Control has their position, employment or consulting agreement terminated, or the Participant is constructively dismissed, then all unvested Awards of the Participant shall immediately vest and become exercisable, and remain open for exercise until the earlier of their expiry date as set out in the Award Agreement and the date that is twelve (12) months after such termination or dismissal.

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

Officer Compensation

Total cash compensation accrued and/or paid (directly and/or indirectly) to all of our Officers during fiscal year 2024 was $3,207,697 (refer to Item 7. “Major Shareholders and Related Party Transactions” for information regarding indirect payments)

In order to assist the Board of Directors in fulfilling its oversight responsibilities with respect to human resources matters, the Board established a Compensation Committee. The Compensation Committee reviews and makes determinations with respect to senior officer compensation on a regular basis with any discretionary compensation used only for extraordinary projects or significant milestone results that advance the Company’s growth potential. When determining Executive Officers’ compensation, the Compensation Committee receives input and guidance from the Executive Chairman of the Board and the Chief Executive Officer of the Company. In the past, the Compensation Committee has engaged an outside consultant to conduct a peer group review to provide guidance to the Compensation Committee with respect to appropriate comparative terms for executive compensation and stock option grants. The Company also utilizes peer group comparisons from subsidiary locations to assist in its salary review of various positions in those locations. The Compensation Committee utilizes such comparative reviews to assist it in making appropriate recommendations to the Board.

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

The following table sets forth all annual and long-term compensation for services in all capacities to the Company for fiscal year 2024 of the Company.

				Options Based Awards (1)(2)		Non-Equity Incentive Plan Compensation
Name	Fiscal Year	Salary (2)	Share-Based Awards (1) (2)	No. of Options	Value of Options (1) (2)	Annual Incentive Plans	Long-term Incentive Plans	Pension Value	All other Comp.	Total Comp.
Dr. Suresh Venkatesan	2024	$623,923	-	1,995,000	$689,892	-	-	-	-	$1,313,815
Daniel Meerovich	2024	$448,556	-	305,000	$149,555	-	-	-	-	$598,111
Thomas Mika	2024	$369,615	-	912,500	$445,587	-	-	-	-	$815,202
Mo Jinyu	2024	$296,012	-	405,000	$252,545	-	-	-	-	$548,557
Vivek Rajgarhia	2024	$293,587	-	412,400	$78,212	-	-	-	-	$371,799
Raju Kankipati	2024	$276,744	-	692,500	$1,176,119	-	-	-	-	$1,452,863
Lee Yong Meng (James Lee)	2024	$239,887	-	425,000	$386,986	-	-	-	-	$626,873
Robert Ditizio	2024	$232,875	-	190,000	$241,757	-	-	-	-	$474,632
Kevin Barnes	2024	$217,748	-	484,900	$420,807	-	-	-	-	$638,555

(1)	The Company used the Black-Scholes model as the methodology to calculate the grant date fair value. The fair value will be recorded as an operating expense as the options vest based on the stock options vesting schedule from the date of grant.

(2)	The exchange rate used in these calculations to convert CAD to USD is based on the average exchange rate for the year ended December 31, 2024 being 0.7298.

Positions

Suresh Venkatesan	CEO
Raju Kankipati	Chief Revenue Officer
Thomas Mika	Executive Vice President and CFO
Mo Jinyu	SVP, GM of Asia
Kevin Barnes	VP Finance and Administration, Corporate Controller and Treasurer
Robert Ditizio	VP Intellectual Property
James Lee	VP & GM POET Singapore
Daniel Meerovich	VP Product Engineering

The following table sets forth information concerning all awards outstanding under a stock option plan to each of the current officers, as of December 31, 2024:

		Option-based Awards						Share-based Awards
First Name	Last Name	Number of Securities Underlying Unexercised Options	Option Exercise Price		Option Expiration Date	Value of Unexercised in-the-money Options		Number of Shares or Units of Shares that have not Vested	Market or Payout Value of Shares or Units of Shares that have not Vested		Market or Payout Value of Vested Shares or Units of Shares that have not Paid Out or Distributed
Kevin	Barnes	23,400	$1.75	CAD	13-Jul-2027	$110,244	USD	N/A	N/A	N/A	N/A	N/A
Kevin	Barnes	2,000	$1.75	CAD	28-Mar-2028	$9,423	USD	N/A	N/A	N/A	N/A	N/A
Kevin	Barnes	24,500	$1.75	CAD	13-Dec-2028	$115,426	USD	N/A	N/A	N/A	N/A	N/A
Kevin	Barnes	50,000	$1.75	CAD	29-May-2029	$235,564	USD	N/A	N/A	N/A	N/A	N/A
Kevin	Barnes	50,000	$1.75	CAD	15-Jan-2030	$235,564	USD	N/A	N/A	N/A	N/A	N/A
Kevin	Barnes	30,000	$1.75	CAD	11-Jun-2030	$141,338	USD	N/A	N/A	N/A	N/A	N/A
Kevin	Barnes	25,000	$1.75	CAD	06-Apr-2031	$117,782	USD	N/A	N/A	N/A	N/A	N/A
Kevin	Barnes	50,000	$1.75	CAD	11-Nov-2032	$235,564	USD	N/A	N/A	N/A	N/A	N/A
Kevin	Barnes	40,000	$1.75	CAD	08-Aug-2033	$188,451	USD	N/A	N/A	N/A	N/A	N/A
Kevin	Barnes	50,000	$1.79	CAD	16-Feb-2034	$234,174	USD	N/A	N/A	N/A	N/A	N/A
Kevin	Barnes	90,000	$2.48	CAD	25-Jun-2034	$378,361	USD	N/A	N/A	N/A	N/A	N/A
Kevin	Barnes	50,000	$5.57	CAD	13-Nov-2034	$102,842	USD	N/A	N/A	N/A	N/A	N/A
Robert	Ditizio	100,000	$1.75	CAD	01-Dec-2031	$471,128	USD	N/A	N/A	N/A	N/A	N/A
Robert	Ditizio	15,000	$1.75	CAD	08-Aug-2033	$70,669	USD	N/A	N/A	N/A	N/A	N/A
Robert	Ditizio	25,000	$2.48	CAD	25-Jun-2034	$105,100	USD	N/A	N/A	N/A	N/A	N/A
Robert	Ditizio	50,000	$5.57	CAD	13-Nov-2034	$102,842	USD	N/A	N/A	N/A	N/A	N/A
Mo	Jinyu	100,000	$1.75	CAD	08-Jan-2031	$471,128	USD	N/A	N/A	N/A	N/A	N/A
Mo	Jinyu	100,000	$1.75	CAD	11-Nov-2032	$471,128	USD	N/A	N/A	N/A	N/A	N/A
Mo	Jinyu	50,000	$1.75	CAD	08-Aug-2033	$235,564	USD	N/A	N/A	N/A	N/A	N/A
Mo	Jinyu	80,000	$1.79	CAD	16-Feb-2034	$374,679	USD	N/A	N/A	N/A	N/A	N/A
Mo	Jinyu	75,000	$2.48	CAD	25-Jun-2034	$315,301	USD	N/A	N/A	N/A	N/A	N/A
Raju	Kankipati	100,000	$1.75	CAD	06-Apr-2032	$471,128	USD	N/A	N/A	N/A	N/A	N/A
Raju	Kankipati	100,000	$1.75	CAD	11-Nov-2032	$471,128	USD	N/A	N/A	N/A	N/A	N/A
Raju	Kankipati	50,000	$1.75	CAD	08-Aug-2033	$235,564	USD	N/A	N/A	N/A	N/A	N/A
Raju	Kankipati	80,000	$1.79	CAD	16-Feb-2034	$374,679	USD	N/A	N/A	N/A	N/A	N/A
Raju	Kankipati	112,500	$2.48	CAD	25-Jun-2034	$472,952	USD	N/A	N/A	N/A	N/A	N/A
Raju	Kankipati	250,000	$5.57	CAD	13-Nov-2034	$514,210	USD	N/A	N/A	N/A	N/A	N/A
Yong Meng	Lee	50,000	$1.75	CAD	04-Nov-2029	$235,564	USD	N/A	N/A	N/A	N/A	N/A
Yong Meng	Lee	20,000	$1.75	CAD	11-Jun-2030	$94,226	USD	N/A	N/A	N/A	N/A	N/A
Yong Meng	Lee	25,000	$1.75	CAD	06-Apr-2031	$117,782	USD	N/A	N/A	N/A	N/A	N/A
Yong Meng	Lee	55,000	$1.75	CAD	11-Nov-2032	$259,120	USD	N/A	N/A	N/A	N/A	N/A
Yong Meng	Lee	50,000	$1.75	CAD	08-Aug-2033	$235,564	USD	N/A	N/A	N/A	N/A	N/A
Yong Meng	Lee	50,000	$1.79	CAD	16-Feb-2034	$234,174	USD	N/A	N/A	N/A	N/A	N/A
Yong Meng	Lee	75,000	$2.48	CAD	25-Jun-2034	$315,301	USD	N/A	N/A	N/A	N/A	N/A
Yong Meng	Lee	50,000	$5.57	CAD	13-Nov-2034	$102,842	USD	N/A	N/A	N/A	N/A	N/A
Michal	Lipson	5,194	$1.75	CAD	21-Jun-2032	$24,470	USD	N/A	N/A	N/A	N/A	N/A
Daniel	Meerovich	46,875	$1.75	CAD	17-Mar-2030	$220,841	USD	N/A	N/A	N/A	N/A	N/A
Daniel	Meerovich	11,718	$1.75	CAD	06-Apr-2031	$55,207	USD	N/A	N/A	N/A	N/A	N/A
Daniel	Meerovich	32,812	$1.75	CAD	11-Nov-2032	$154,586	USD	N/A	N/A	N/A	N/A	N/A
Daniel	Meerovich	27,500	$1.75	CAD	08-Aug-2033	$129,560	USD	N/A	N/A	N/A	N/A	N/A
Daniel	Meerovich	50,000	$1.79	CAD	16-Feb-2034	$234,174	USD	N/A	N/A	N/A	N/A	N/A
Daniel	Meerovich	40,000	$2.48	CAD	25-Jun-2034	$168,161	USD	N/A	N/A	N/A	N/A	N/A
Thomas	Mika	100,000	$1.75	CAD	02-Nov-2026	$471,128	USD	N/A	N/A	N/A	N/A	N/A
Thomas	Mika	50,000	$1.75	CAD	16-Jan-2027	$235,564	USD	N/A	N/A	N/A	N/A	N/A
Thomas	Mika	80,000	$1.75	CAD	13-Jul-2027	$376,902	USD	N/A	N/A	N/A	N/A	N/A
Thomas	Mika	95,000	$1.75	CAD	28-Mar-2028	$447,571	USD	N/A	N/A	N/A	N/A	N/A
Thomas	Mika	100,000	$1.75	CAD	29-May-2029	$471,128	USD	N/A	N/A	N/A	N/A	N/A
Thomas	Mika	60,000	$1.75	CAD	11-Jun-2030	$282,677	USD	N/A	N/A	N/A	N/A	N/A
Thomas	Mika	45,000	$1.75	CAD	06-Apr-2031	$212,008	USD	N/A	N/A	N/A	N/A	N/A
Thomas	Mika	100,000	$1.75	CAD	11-Nov-2032	$471,128	USD	N/A	N/A	N/A	N/A	N/A
Thomas	Mika	75,000	$1.75	CAD	08-Aug-2033	$353,346	USD	N/A	N/A	N/A	N/A	N/A
Thomas	Mika	80,000	$1.79	CAD	16-Feb-2034	$374,679	USD	N/A	N/A	N/A	N/A	N/A
Thomas	Mika	127,500	$2.48	CAD	25-Jun-2034	$536,012	USD	N/A	N/A	N/A	N/A	N/A
Vivek	Rajgarhia	72,400	$1.75	CAD	04-Nov-2029	$341,097	USD	N/A	N/A	N/A	N/A	N/A
Vivek	Rajgarhia	115,000	$1.75	CAD	11-Jun-2030	$541,797	USD	N/A	N/A	N/A	N/A	N/A
Vivek	Rajgarhia	45,000	$1.75	CAD	06-Apr-2031	$212,008	USD	N/A	N/A	N/A	N/A	N/A
Vivek	Rajgarhia	100,000	$1.75	CAD	11-Nov-2032	$471,128	USD	N/A	N/A	N/A	N/A	N/A
Vivek	Rajgarhia	50,000	$1.75	CAD	08-Aug-2033	$235,564	USD	N/A	N/A	N/A	N/A	N/A
Suresh	Venkatesan	30,000	$1.75	CAD	07-Jul-2026	$141,338	USD	N/A	N/A	N/A	N/A	N/A
Suresh	Venkatesan	280,000	$1.75	CAD	13-Jul-2027	$1,319,158	USD	N/A	N/A	N/A	N/A	N/A
Suresh	Venkatesan	390,000	$1.75	CAD	28-Mar-2028	$1,837,398	USD	N/A	N/A	N/A	N/A	N/A
Suresh	Venkatesan	450,000	$1.75	CAD	29-May-2029	$2,120,075	USD	N/A	N/A	N/A	N/A	N/A
Suresh	Venkatesan	250,000	$1.75	CAD	11-Jun-2030	$1,177,819	USD	N/A	N/A	N/A	N/A	N/A
Suresh	Venkatesan	65,000	$1.75	CAD	06-Apr-2031	$306,233	USD	N/A	N/A	N/A	N/A	N/A
Suresh	Venkatesan	200,000	$1.75	CAD	11-Nov-2032	$942,256	USD	N/A	N/A	N/A	N/A	N/A
Suresh	Venkatesan	100,000	$1.75	CAD	08-Aug-2033	$471,128	USD	N/A	N/A	N/A	N/A	N/A
Suresh	Venkatesan	80,000	$1.79	CAD	16-Feb-2034	$374,679	USD	N/A	N/A	N/A	N/A	N/A
Suresh	Venkatesan	150,000	$2.48	CAD	25-Jun-2034	$630,602	USD	N/A	N/A	N/A	N/A	N/A

(1)	This amount is calculated based on the difference between the market value of the shares underlying the options as of December 31, 2024, being CAD$8.53 (US$5.93), and the exercise or base price of the option. The exchange rate used in these calculations to convert CAD to USD was 0.6948, being the closing exchange rate at December 31, 2024.

The value vested or earned during fiscal year 2024 of incentive plan awards granted to our officers are as follows:

First Name	Last Name	Option-based Awards			Share-based Awards			Non-equity Incentive Plan Compensation - Value Earned During The Year
		Number of Securities Underlying Options Vested	Value Vested During the Year		Number of Shares or Units of Shares Vested	Value Vested During the Year
Kevin	Barnes	149,168	$103,989	USD	N/A	N/A	N/A	N/A
Robert	Ditizio	60,938	$49,434	USD	N/A	N/A	N/A	N/A
Mo	Jinyu	125,000	$111,190	USD	N/A	N/A	N/A	N/A
Raju	Kankipati	109,375	$105,458	USD	N/A	N/A	N/A	N/A
Yong Meng	Lee	117,813	$91,497	USD	N/A	N/A	N/A	N/A
Daniel	Meerovich	107,033	$49,544	USD	N/A	N/A	N/A	N/A
Thomas	Mika	345,314	$234,054	USD	N/A	N/A	N/A	N/A
Vivek	Rajgarhia	211,825	$145,131	USD	N/A	N/A	N/A	N/A
Suresh	Venkatesan	890,626	$551,865	USD	N/A	N/A	N/A	N/A

(1)	This amount is the dollar value that would have been realized and is computed by obtaining the difference between the market price of the underlying securities on the vesting date and the exercise or base price of the options under the option-based award. For the named executive officers to realize this value, they would have had to exercise their options and sell the shares on the day of vesting. The exchange rate used in these calculations to convert CAD to USD is based on the average exchange rate for the year ended December 31, 2024 being 0.6948.

Director Compensation

The following table details compensation paid/accrued for fiscal year 2024 for each director who is not also an officer.

				Options Based Awards (1)(2)		Non-Equity Incentive Plan Compensation
Name	Fiscal Year	Salary (2)	Share-Based Awards (1) (2)	No. of Options	Value of Options (1) (2)	Annual Incentive Plans	Long-term Incentive Plans	Pension Value	All other Comp.	Total Comp.
Chris Tsiofas	2024	58,750	-	372,798	$178,464	-	-	-	-	$237,214
Peter Charbonneau	2024	13,750	-	231,806	$60,002	-	-	-	-	$73,752
Michal Lipson	2024	15,000	-	71,511	$10,088	-	-	-	-	$25,088
Jean-Louis Malinge	2024	48,750	-	306,660	$155,441	-	-	-	-	$204,191
Theresa Ende	2024	30,000	-	129,176	$100,074	-	-	-	-	$130,074
Glen Riley	2024	40,000	-	171,969	$118,478	-	-	-	-	$158,478
Bob Tirva	2024	2,500	-	18,823	$84,293	-	-	-	-	$86,793

(1)	The Company used the Black-Scholes model as the methodology to calculate the grant date fair value. The fair value will be recorded as an operating expense as the stock options vest from the date of grant.
(2)	The exchange rate used in these calculations to convert CAD to USD is based on the average exchange rate for the year ended December 31, 2024 being 0.6948

The following table sets forth information concerning all awards outstanding under the stock option plans to each of the Directors who are not also named executive officers as of December 31, 2024:

		Option-based Awards						Share-based Awards
First Name	Last Name	Number of Securities Underlying Unexercised Options	Option Exercise Price		Option Expiration Date	Value of Unexercised in-the-money Options		Number of Shares or Units of Shares that have not Vested	Market or Payout Value of Shares or Units of Shares that have not Vested		Market or Payout Value of Vested Shares or Units of Shares that have not Paid Out or Distributed
Peter	Charbonneau	7,736	$1.75	CAD	28-Mar-2028	$36,442.32	USD	N/A	N/A	N/A	N/A	N/A
Peter	Charbonneau	19,950	$1.75	CAD	21-Jun-2028	$93,979.34	USD	N/A	N/A	N/A	N/A	N/A
Peter	Charbonneau	20,029	$1.75	CAD	29-May-2029	$94,351.49	USD	N/A	N/A	N/A	N/A	N/A
Peter	Charbonneau	1,774	$1.75	CAD	06-Feb-2030	$8,356.86	USD	N/A	N/A	N/A	N/A	N/A
Peter	Charbonneau	16,855	$1.75	CAD	11-Jun-2030	$79,399.59	USD	N/A	N/A	N/A	N/A	N/A
Peter	Charbonneau	7,187	$1.75	CAD	06-Apr-2031	$33,856.12	USD	N/A	N/A	N/A	N/A	N/A
Peter	Charbonneau	26,430	$1.75	CAD	11-Nov-2032	$124,504.96	USD	N/A	N/A	N/A	N/A	N/A
Peter	Charbonneau	15,939	$1.75	CAD	14-Jul-2033	$75,084.55	USD	N/A	N/A	N/A	N/A	N/A
Theresa	Ende	4,745	$1.75	CAD	01-Jun-2032	$22,352.48	USD	N/A	N/A	N/A	N/A	N/A
Theresa	Ende	41,368	$1.75	CAD	11-Nov-2032	$194,874.06	USD	N/A	N/A	N/A	N/A	N/A
Theresa	Ende	24,949	$1.75	CAD	14-Jul-2033	$117,528.35	USD	N/A	N/A	N/A	N/A	N/A
Theresa	Ende	58,114	$2.48	CAD	25-Jun-2034	$244,284.52	USD	N/A	N/A	N/A	N/A	N/A
Michal	Lipson	5,194	$1.75	CAD	21-Jun-2032	$24,467.60	USD	N/A	N/A	N/A	N/A	N/A
Michal	Lipson	41,368	$1.75	CAD	11-Nov-2032	$194,874.06	USD	N/A	N/A	N/A	N/A	N/A
Michal	Lipson	24,949	$1.75	CAD	14-Jul-2033	$117,528.35	USD	N/A	N/A	N/A	N/A	N/A
Jean-Louis	Malinge	52,500	$1.75	CAD	05-Sep-2027	$247,314.06	USD	N/A	N/A	N/A	N/A	N/A
Jean-Louis	Malinge	39,900	$1.75	CAD	21-Jun-2028	$187,958.69	USD	N/A	N/A	N/A	N/A	N/A
Jean-Louis	Malinge	36,053	$1.75	CAD	29-May-2029	$169,836.45	USD	N/A	N/A	N/A	N/A	N/A
Jean-Louis	Malinge	26,382	$1.75	CAD	11-Jun-2030	$124,278.85	USD	N/A	N/A	N/A	N/A	N/A
Jean-Louis	Malinge	11,250	$1.75	CAD	06-Apr-2031	$52,995.87	USD	N/A	N/A	N/A	N/A	N/A
Jean-Louis	Malinge	41,368	$1.75	CAD	11-Nov-2032	$194,874.06	USD	N/A	N/A	N/A	N/A	N/A
Jean-Louis	Malinge	24,949	$1.75	CAD	14-Jul-2033	$117,528.35	USD	N/A	N/A	N/A	N/A	N/A
Jean-Louis	Malinge	74,258	$2.48	CAD	25-Jun-2034	$312,146.47	USD	N/A	N/A	N/A	N/A	N/A
Glen	Riley	22,460	$1.75	CAD	04-Dec-2030	$105,803.31	USD	N/A	N/A	N/A	N/A	N/A
Glen	Riley	11,250	$1.75	CAD	06-Apr-2031	$52,995.87	USD	N/A	N/A	N/A	N/A	N/A
Glen	Riley	45,965	$1.75	CAD	11-Nov-2032	$216,529.35	USD	N/A	N/A	N/A	N/A	N/A
Glen	Riley	27,722	$1.75	CAD	14-Jul-2033	$130,591.25	USD	N/A	N/A	N/A	N/A	N/A
Glen	Riley	64,572	$2.48	CAD	25-Jun-2034	$271,430.98	USD	N/A	N/A	N/A	N/A	N/A
Bob	Tirva	18,823	$7.19	CAD	05-Dec-2034	$17,524.82	USD	N/A	N/A	N/A	N/A	N/A
Chris	Tsiofas	15,000	$1.75	CAD	07-Jul-2026	$70,661.16	USD	N/A	N/A	N/A	N/A	N/A
Chris	Tsiofas	68,750	$1.75	CAD	13-Jul-2027	$323,863.65	USD	N/A	N/A	N/A	N/A	N/A
Chris	Tsiofas	48,767	$1.75	CAD	21-Jun-2028	$229,728.85	USD	N/A	N/A	N/A	N/A	N/A
Chris	Tsiofas	44,065	$1.75	CAD	29-May-2029	$207,578.93	USD	N/A	N/A	N/A	N/A	N/A
Chris	Tsiofas	29,314	$1.75	CAD	11-Jun-2030	$138,090.75	USD	N/A	N/A	N/A	N/A	N/A
Chris	Tsiofas	12,500	$1.75	CAD	06-Apr-2031	$58,884.30	USD	N/A	N/A	N/A	N/A	N/A
Chris	Tsiofas	45,965	$1.75	CAD	11-Nov-2032	$216,529.35	USD	N/A	N/A	N/A	N/A	N/A
Chris	Tsiofas	27,722	$1.75	CAD	14-Jul-2033	$130,591.25	USD	N/A	N/A	N/A	N/A	N/A
Chris	Tsiofas	80,715	$2.48	CAD	25-Jun-2034	$339,288.73	USD	N/A	N/A	N/A	N/A	N/A

(1)	This amount is calculated based on the difference between the market value of the shares underlying the options as of December 31, 2024, being CAD$8.53 (US$5.93), and the exercise or base price of the option. The exchange rate used in these calculations to convert CAD to USD was 0.6948, being the closing exchange rate at December 31, 2024

The value vested or earned during fiscal year 2024 of incentive plan awards granted to Directors who are not also named executive officers are as follows:

		Option-based Awards			Share-based Awards
First Name	Last Name	Number of Securities Underlying Options Vested	Value Vested During the Year		Number of Shares or Units of Shares Vested	Value Vested During the Year		Non-equity Incentive Plan Compensation - Value Earned During The Year
Michal	Lipson	48,230	$20,371	USD	N/A	N/A	N/A	N/A
Peter	Charbonneau	131,845	$66,036	USD	N/A	N/A	N/A	N/A
Theresa	Ende	91,592	$116,242	USD	N/A	N/A	N/A	N/A
Glen	Riley	115,989	$137,260	USD	N/A	N/A	N/A	N/A
Jean-Louis	Malinge	184,370	$188,871	USD	N/A	N/A	N/A	N/A
Chris	Tsiofas	220,440	$216,536	USD	N/A	N/A	N/A	N/A

(1)	This amount is the dollar value that would have been realized and is computed by obtaining the difference between the market price of the underlying securities on the vesting date and the exercise or base price of the options under the option-based award. For the named executive officers to realize this value, they would have had to exercise their options and sell the shares on the day of vesting. The exchange rate used in these calculations to convert CAD to USD is based on the average exchange rate for the year ended December 31, 2024 being 0.6948.

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

The following individuals were senior management of the Company in 2024:

Name	Title
Suresh Venkatesan	CEO
Raju Kankipati	Chief Revenue Officer
Thomas Mika	Executive Vice President and CFO
Mo Jinyu	SVP, GM of Asia
Kevin Barnes	VP Finance and Administration, Corporate Controller and Treasurer

C.	Board Practices.

Our Board of Directors currently consists of six (6) directors, all of whom are independent, except for Suresh Venkatesan, our CEO who also currently serves on the Board of Directors. Each director holds office until the next annual general meeting of the Company or until his or her successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of Amalgamation and all amendments thereto (the “Articles”), or with the provisions of the OBCA. The Company’s Officers are appointed to serve at the discretion of the Board, subject to the terms of the employment agreements described above.

Lead independent director

Our independent directors have selected Jean-Louis Malinge to serve as the lead independent director. Peter Charbonneau previously served as our lead independent director until his resignation from the Board on March 14, 2024. The lead independent director’s primary role is to facilitate the functioning of the board, and to maintain and enhance the quality of our corporate governance practices. The lead independent director presides over the private sessions of our independent directors that take place following each meeting of the board and conveys the results of these meetings to the chair of the board.

The Board and committees of the Board schedule regular meetings over the course of the year.

During fiscal 2024, the Board held 16 regularly scheduled meetings, including committee meetings. If for various reasons, Board members may not be able to attend a Board meeting, all Board members are provided information related to each of the agenda items before each meeting, and, therefore, can provide counsel outside the confines of regularly scheduled meetings.

The Board has adopted standards for determining whether a director is independent from management. The Board reviews, consistent with the Company’s corporate governance guidelines, whether a director has any material relationship with the Company that would impair the director’s independent judgment. The Board has affirmatively determined, that as of the filing of this Form 20-F, based on its standards, that the following directors are independent: Chris Tsiofas, Jean-Louis Malinge, Bob Tirva, Glen Riley and Theresa Lan Ende.

Directors’ Service Contracts

As CEO, Mr. Venkatesan has an employment contract with the Company which allows him to receive a severance of twelve months on termination of employment by the Company, other than for cause. Unvested stock options will be cancelled. He will have one year to exercise vested stock options.

No other director has a service contract with the Company.

Audit and Compensation Committees of the Board of Directors

We currently have four board committees; (1) an Audit Committee; (2) a Compensation Committee, (3) a Corporate Governance & Nominating Committee, and (4) an Ad Hoc Strategy Committee. Committee charters for the Audit, Compensation and Corporate Governance & Nominating Committees can be found on the Company’s website (poet-technologies.com). The Strategy Committee is an ad-hoc committee and therefore does not have a charter. The names of the members and a summary of the terms of the charter for each of the Audit Committee and the Compensation Committee is provided below.

Audit Committee

The Audit Committee is currently comprised of three members: Chris Tsiofas (Chair), Bob Tirva and Jean-Louis Malinge. All three members are independent directors of the Company. Mr. Tsiofas was appointed chair of the Audit Committee on August 21, 2012. Peter Charbonneau served as a member of the Audit Committee until his resignation from the Board on March 14, 2024. Mr. Tirva was appointed as a member of the Board and began serving as a member of the Audit Committee on December 5, 2024. The Board has determined that Mr. Tsiofas satisfies the criteria of “audit committee financial expert” within the meaning of Item 401(h) of Regulation S-K and is independent in accordance with Rule 4200 of the Nasdaq Marketplace Rules. All members of the audit committee are financially literate, meaning they have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

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

Corporate Governance

As a foreign private issuer, we are exempt from certain requirements of the Nasdaq listing rules that are applicable to U.S. listed companies. Please see “Item 16G. Corporate Governance” for additional information. The information appearing in Item 16B. “Code of Ethics” below is incorporated herein by reference.

D.	Employees.

As of December 31, 2024, the Company had ninety (90) full-time employees and four (4) consultants. Eleven (11) employees and three (3) consultants work at our lab facility either as support staff or are engaged in research and development initiatives; four (4) employees are employed at the Canadian office; forty-four (44) employees are employed at our fabrication facility in Singapore; thirty-one (31) employees are employed at our product development facility in China; one (1) consultant is located in Italy. None of the Company’s employees are covered by collective bargaining agreements.

E.	Share Ownership.

The following table sets forth certain information regarding the beneficial ownership of our outstanding common shares for: (i) each of our Directors and Officers individually, in each case, who served in such capacity during the fiscal year ended December 31, 2024; (ii) all of our Directors and Officers as a group; and (iii) each other person known to us to own beneficially more than 5% of our common shares as of March 20, 2025. Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. The table also includes the number of shares underlying options that are exercisable within sixty (60) days of March 20, 2025. Common shares subject to these options are deemed to be outstanding for the purpose of computing the ownership percentage of the person holding these options, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person.

Except as otherwise noted, the business address for each person listed in the table below is 120 Eglinton Avenue East, Suite 1107, Toronto, Ontario M4P 1E2, Canada. The shareholders listed below do not have any different voting rights from our other shareholders.

	Number of Shares Beneficially Owned (1)	Percent of Class
Directors and Officers:
Chris Tsiofas	64,467	*
Thomas Mika	138,611	*
Kevin Barnes	54,746	*
Suresh Venkatesan	158,611	*
Raju Kankipati	11,111	*
Jean-Louis Malinge	33,892	*
Glen Riley	40,129	*
Directors and Officers Subtotal	501,567	*

Major Shareholders:
MM Asset Management Inc. SPC (2)	256,420	*

* Less than one percent (1%).

(1)	The number of shares set forth for each Director, Officer and Major Shareholder, if any, was determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act.

(2)	Based solely upon information [contained in the Schedule 13G/A filed on February 14, 2025 provided to the Company by MMCAP International Inc. SPC (the “Fund”). MM Asset Management Inc., the investment adviser of the Fund (the “Adviser”), may be deemed to beneficially own the common shares directly beneficially owned by the Fund. The address of the Fund is c/o Mourant Governance Services (Cayman) Limited, 94 Solaris Avenue, Camana Bay, P.O. Box 1348, Grand Cayman, KY1-1108, Cayman Island, and the address of the Adviser is 161 Bay Street, TD Canada Trust Tower Suite 2240, Toronto, ON M5J 2S1 Canada.

See “Item 6.B. Compensation” for the exercise prices of options.

The following table presents the options exercisable for Directors and Officers within 60 days of March 20, 2025:

Full Name	Grant Expiry Date	Grant Price		Exercisable
Bob Tirva	05-Dec-2034	$7.19	CAD	9,412
Chris Tsiofas	06-Apr-2031	$1.75	CAD	6,250
Chris Tsiofas	07-Jul-2026	$1.75	CAD	7,500
Chris Tsiofas	14-Jul-2033	$1.75	CAD	13,861
Chris Tsiofas	11-Jun-2030	$1.75	CAD	14,657
Chris Tsiofas	29-May-2029	$1.75	CAD	22,033
Chris Tsiofas	11-Nov-2032	$1.75	CAD	22,983
Chris Tsiofas	21-Jun-2028	$1.75	CAD	24,384
Chris Tsiofas	13-Jul-2027	$1.75	CAD	34,375
Chris Tsiofas	25-Jun-2034	$2.48	CAD	80,715
Daniel Meerovich	08-Aug-2033	$1.75	CAD	5,000
Daniel Meerovich	06-Apr-2031	$1.75	CAD	11,718
Daniel Meerovich	11-Nov-2032	$1.75	CAD	14,062
Daniel Meerovich	17-Mar-2030	$1.75	CAD	46,875
Glen Riley	06-Apr-2031	$1.75	CAD	5,625
Glen Riley	04-Dec-2030	$1.75	CAD	11,230
Glen Riley	14-Jul-2033	$1.75	CAD	13,861
Glen Riley	11-Nov-2032	$1.75	CAD	22,983
Glen Riley	25-Jun-2034	$2.48	CAD	64,572
Jean-Louis Malinge	06-Apr-2031	$1.75	CAD	5,625
Jean-Louis Malinge	14-Jul-2033	$1.75	CAD	12,475
Jean-Louis Malinge	11-Jun-2030	$1.75	CAD	13,191
Jean-Louis Malinge	29-May-2029	$1.75	CAD	18,027
Jean-Louis Malinge	21-Jun-2028	$1.75	CAD	19,950
Jean-Louis Malinge	11-Nov-2032	$1.75	CAD	20,684
Jean-Louis Malinge	05-Sep-2027	$1.75	CAD	26,250
Jean-Louis Malinge	25-Jun-2034	$2.48	CAD	74,258
Kevin Barnes	28-Mar-2028	$1.75	CAD	1,000
Kevin Barnes	13-Jul-2027	$1.75	CAD	5,700
Kevin Barnes	13-Jul-2027	$1.75	CAD	6,000
Kevin Barnes	13-Dec-2028	$1.75	CAD	12,250
Kevin Barnes	15-Jan-2030	$1.75	CAD	12,500
Kevin Barnes	15-Jan-2030	$1.75	CAD	13,281
Kevin Barnes	11-Jun-2030	$1.75	CAD	15,000
Kevin Barnes	06-Apr-2031	$1.75	CAD	15,624
Kevin Barnes	08-Aug-2033	$1.75	CAD	17,500
Kevin Barnes	11-Nov-2032	$1.75	CAD	21,875
Kevin Barnes	29-May-2029	$1.75	CAD	25,000
Kevin Barnes	16-Feb-2034	$1.79	CAD	50,000
Mo Jinyu	08-Aug-2033	$1.75	CAD	21,875

Mo Jinyu	11-Nov-2032	$1.75	CAD	43,750
Mo Jinyu	08-Jan-2031	$1.75	CAD	59,375
Mo Jinyu	16-Feb-2034	$1.79	CAD	80,000
Raju Kankipati	08-Aug-2033	$1.75	CAD	21,875
Raju Kankipati	11-Nov-2032	$1.75	CAD	43,750
Raju Kankipati	06-Apr-2032	$1.75	CAD	50,000
Raju Kankipati	16-Feb-2034	$1.79	CAD	80,000
Robert Ditizio	08-Aug-2033	$1.75	CAD	6,563
Robert Ditizio	01-Dec-2031	$1.75	CAD	81,250
Suresh Venkatesan	07-Jul-2026	$1.75	CAD	15,000
Suresh Venkatesan	06-Apr-2031	$1.75	CAD	40,624
Suresh Venkatesan	08-Aug-2033	$1.75	CAD	43,750
Suresh Venkatesan	16-Feb-2034	$1.79	CAD	80,000
Suresh Venkatesan	11-Nov-2032	$1.75	CAD	87,500
Suresh Venkatesan	11-Jun-2030	$1.75	CAD	125,000
Suresh Venkatesan	13-Jul-2027	$1.75	CAD	140,000
Suresh Venkatesan	28-Mar-2028	$1.75	CAD	195,000
Suresh Venkatesan	29-May-2029	$1.75	CAD	225,000
Theresa Ende	01-Jun-2032	$1.75	CAD	2,373
Theresa Ende	14-Jul-2033	$1.75	CAD	12,475
Theresa Ende	11-Nov-2032	$1.75	CAD	20,684
Theresa Ende	25-Jun-2034	$2.48	CAD	58,114
Thomas Mika	16-Jan-2027	$1.75	CAD	25,000
Thomas Mika	06-Apr-2031	$1.75	CAD	28,124
Thomas Mika	11-Jun-2030	$1.75	CAD	30,000
Thomas Mika	08-Aug-2033	$1.75	CAD	32,813
Thomas Mika	13-Jul-2027	$1.75	CAD	40,000
Thomas Mika	11-Nov-2032	$1.75	CAD	43,750
Thomas Mika	28-Mar-2028	$1.75	CAD	47,500
Thomas Mika	02-Nov-2026	$1.75	CAD	50,000
Thomas Mika	29-May-2029	$1.75	CAD	50,000
Thomas Mika	16-Feb-2034	$1.79	CAD	80,000
Vivek Rajgarhia	04-Nov-2029	$1.75	CAD	11,200
Vivek Rajgarhia	08-Aug-2033	$1.75	CAD	21,875
Vivek Rajgarhia	06-Apr-2031	$1.75	CAD	28,124
Vivek Rajgarhia	11-Nov-2032	$1.75	CAD	43,750
Vivek Rajgarhia	11-Jun-2030	$1.75	CAD	57,500
Yong Meng Lee	11-Jun-2030	$1.75	CAD	5,000
Yong Meng Lee	06-Apr-2031	$1.75	CAD	15,624
Yong Meng Lee	08-Aug-2033	$1.75	CAD	21,875
Yong Meng Lee	11-Nov-2032	$1.75	CAD	24,062
Yong Meng Lee	16-Feb-2034	$1.79	CAD	50,000

	Number of Warrants exercisable within 60 days of March 20, 2025	Exercise price CA$
Glen Riley	26,966	1.52
Kevin Barnes	48,000	1.52
Raju Kankipati	11,111	1.52
Jean-Louis Malinge	33,892	1.52
Thomas Mika	111,111	1.52
Chris Tsiofas	21,967	1.52
Suresh Venkatesan	124,861	1.52

Major Shareholder
MM Asset Management Inc. SPC	8,027,792	Ranging from $4.26 - $8.39

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation.

In 2024, the Company adopted a compensation recovery policy (the “Compensation Recovery Policy”) in compliance with Nasdaq listing standards and Rule 10D-1 of the Exchange Act, a copy of which is filed as Exhibit 97.1 to this Annual Report on Form 20-F.

We were not required to prepare an accounting restatement during the year ended December 31, 2024. As of December 31, 2024, there was no outstanding balance of erroneously awarded compensation to be recovered pursuant to the Compensation Recovery Policy.

Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders.

Holdings by Major Shareholders

Please refer to Item 6.E. “Share Ownership” for details regarding securities held by Directors, Officers and Major Shareholders. The Company’s major shareholders do not have any different or special voting rights.

U.S. Share Ownership

As of March 20, 2025, there were a total of 405 holders of record of our common shares with addresses in the U.S. We believe that the number of U.S beneficial owners is substantially greater than the number of U.S record holders, because a large portion of our common shares are held in broker “street names.” As of March 20, 2025, U.S. holders of record held approximately 17% of our outstanding common shares.

Control of Company

The Company is a publicly owned Ontario corporation, the common shares of which are owned by Canadian residents, U.S. residents and other foreign residents. The Company is not controlled by any foreign government or other person(s) except as described in “Item 4.A. History and Progress of the Company” and “Item 6.E. Share Ownership.”

Change of Control of Company Arrangements

None

B.	Related Party Transactions.

Compensation to key management personnel was as follows:

	2024	2023	2022

Salaries	$2,435,726	$2,245,853	$2,244,111
Share-based payments (1)	3,021,067	2,411,669	1,997,891

Total	$5,456,793	$4,657,522	$4,242,002

(1)	Share-based payments are the fair value of options granted to key management personnel and expensed during the various years as calculated using the Black-Scholes model.

C.	Interests of Experts and Counsel.

Not applicable.

Item 8. Financial Information

A.	Consolidated Statements and Other Financial Information.

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

Legal Proceedings

The directors and the senior management of the Company do not know of any material, either active or pending, legal proceedings against them, nor is the Company involved in any material proceeding or pending litigation.

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

B.	Significant Changes.

None

Item 9. The Offer and Listing

A.	Offer and Listing Details.

The Company’s common shares currently trade on (i) the TSXV in Canada under the symbol “PTK” (since June 25, 2007) and (ii) Nasdaq in the United Stated under the symbol “POET” (since March 14, 2022). On November 22, 2024, the Company announced its intention to delist from the TSXV, subject to the approval from the TSXV. The CUSIP/ISN numbers are 73044W104 / 73044W1041. The Company received new CUSIP/ISN numbers on the consolidation of the common shares on February 24, 2022. The new CUSIP/ISN numbers are 73044W302/73044W3021

The following table lists the high and low sales price on the TSXV for the Company’s common shares for: the last six months; the last ten fiscal quarters; and the last five fiscal years.

Period Ended	High (CA$)	Low (CA$)
MONTHLY
28-Feb-25	7.66	5.35
31-Jan-25	9.99	6.44
31-Dec-24	10.53	5.86
30-Nov-24	7.75	4.80
31-Oct-24	6.60	5.03
30-Sep-24	7.50	3.57
QUARTERLY
28-Feb-25	10.53	5.35
30-Nov-24	7.75	3.57
31-Aug-24	5.49	2.27
31-May-24	4.72	1.37
28-Feb-24	2.04	1.06
30-Nov-23	5.50	1.01
31-Aug-23	7.75	4.84
31-May-23	6.90	4.80
28-Feb-23	8.31	3.60
30-Nov-22	5.41	3.26
YEARLY
31-Dec-24	10.53	1.14
31-Dec-23	8.31	1.01
31-Dec-22	13.65	3.26
31-Dec-21	15.80	7.10
31-Dec-20	7.10	2.20

B.	Plan of Distribution.

Not required.

C.	Markets.

The information in Item 9.A “Offer and Listing Details” above is incorporated herein by reference.

D.	Selling Shareholders.

Not required.

E.	Dilution

Not required.

F.	Expenses of the Issue

Not required.

Item 10. Additional Information

A.	Share Capital

Not required.

B.	Memorandum and Articles of Association.

The Company was originally formed under the British Columbia Company Act on February 9, 1972 as Tandem Resources Ltd. (“Tandem”). The Company took its current form after Tandem amalgamated with Stanmar Resources Ltd. and Keezic Resources Ltd. pursuant to Articles of Amalgamation on November 14, 1985. Tandem moved to Ontario by Articles of Continuance on January 3, 1997. Tandem changed its name to OPEL International Inc. by Articles of Amendment on September 26, 2006. OPEL International Inc. was continued under the New Brunswick Business Corporations Act on January 30, 2007, then back to Ontario by Articles of Continuance on November 30, 2010, changing its name to OPEL Solar International Inc. By Articles of Amendment on August 25, 2011, OPEL Solar International Inc. changed its name to OPEL Technologies, Inc. By Articles of Amendment on July 23, 2013, OPEL Technologies Inc. changed its name to POET Technologies Inc. Today, the Company is an Ontario corporation governed by the OBCA. The following are summaries of material provisions of our Articles of Continuance, as amended from time to time (the “Articles”), in effect as of the date of this Annual Report insofar as they relate to the material terms of our common shares.

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

Each director serves until the next Company’s annual general meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles of Continuance.

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

The threshold for a pre-closing net benefit review depends on whether the purchaser is: (a) controlled by a person or entity from a member of the WTO; (b) a state- owned enterprise (SOE); or (c) from a country considered a “Trade Agreement Investor” under the Investment Act. A different threshold also applies if the Canadian business carries on a cultural business. The 2025 threshold for WTO investors that are SOEs will be CA$551 million based on the book value of the Canadian business’ assets, up from CA$528 million in 2024. The 2025 thresholds for review for direct acquisitions of control of Canadian businesses by private sector investor WTO investors is $1.386 billion and private sector trade- agreement investors is $2.079 billion and are both based on the “enterprise value” of the Canadian business being acquired.

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

(a) the offeree board states in a news release a shorter deposit period for the bid of not less than 35 days, in which case all contemporaneous take-over bids must remain open for at least the stated shorter deposit period, or

(b)the issuer issues a news release that it intends to effect, pursuant to an agreement or otherwise, a specified alternative transaction, in which case all contemporaneous take-over bids must remain open for a deposit period of at least 35 days.

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

Special Conditions for Changes in Capital

The conditions imposed by the Company’s Articles are not more stringent than required under the OBCA.

C.	Material Contracts.

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

D.	Exchange Controls.

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

E.	Taxation.

The following summary discusses certain material U.S. and Canadian tax considerations related to the holding and disposition of common shares as of the hereof. Prospective purchasers of our common shares are advised to consult their own tax advisers concerning the consequences under the tax laws of the country of which they are resident or in which they are otherwise subject to tax of making an investment in our common shares.

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

Distributions of current or accumulated earnings and profits paid in foreign currency to a U.S. Holder (including any non-U.S. taxes withheld therefrom) will be includible in the income of a U.S. Holder in a U.S. Dollar amount calculated by reference to the exchange rate on the day the distribution is received. A U.S. Holder that receives a foreign currency distribution and converts the foreign currency into U.S. dollars subsequent to receipt may have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, €h will generally be U.S. source ordinary income or loss. A loss might not be deductible due to certain limitations.

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

As an alternative to making the QEF election, a U.S. Holder of PFIC stock which is regularly traded on a qualified exchange may avoid the negative effects of the PFIC rules by electing to mark the stock to market and recognizing as ordinary income or loss, each taxable year that we are a PFIC, an amount equal to the difference as of the close of the taxable year between the fair market value of the PFIC stock and the U.S. Holder’s adjusted tax basis in the PFIC stock. Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. Holder under the election for prior taxable years. This election is available for so long as the Company’s common shares constitute “marketable stock,” which includes stock of a PFIC that is “regularly traded” on a “qualified exchange or other market.” Generally, a “qualified exchange or other market” includes a national market system established pursuant to Section 11A of the Exchange Act, or a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located and that has certain characteristics. A class of stock that is traded on one or more qualified exchanges or other markets is “regularly traded” on an exchange or market for any calendar year during which that class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter, subject to special rules relating to an initial public offering. It is not entirely clear whether either Nasdaq or TSXV are qualified exchanges or other markets, or whether there will be sufficient trading volume with respect to the Company’s common shares, and accordingly, whether the common shares will be “marketable stock” for these purposes. Furthermore, there can be no assurances that the Company’s common shares will continue to trade on any of the exchanges listed above.

We believe we were not a PFIC for the year ending December 31, 2024 and do not expect to be classified as a PFIC for the year ending December 31, 2025. However, PFIC status is determined as of the end of each taxable year and is dependent on a number of factors, including the value of our passive assets, the amount and type of our gross income, and our market capitalization. Therefore, there can be no assurance that we will not be classified as a PFIC for the current taxable year or in a future taxable year. We will notify U.S. Holders in the event we conclude that we will be treated as a PFIC for any taxable year.

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

F.	Dividends and Paying Agents.

Not required.

G.	Statements by Experts.

Note required

H.	Documents on Display.

The Company’s documents can be viewed at its Canadian office, located at: Suite 1107, 120 Eglinton Avenue East, Toronto, Ontario M4P 1E2, Canada. Further, we file reports under Canadian regulatory requirements on SEDAR+; you may access our reports filed on SEDAR by accessing their website at www.sedarplus.ca. The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the Exchange Act), and files reports, Annual Reports and other information with the SEC. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at www.sec.gov. The Company’s reports, Annual Reports and other information can be inspected on the SEC’s website.

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

I.	Subsidiary Information.

Not applicable.

J.	Annual Report to Security Holders.

If we are required to furnish an annual report to security holders on Form 6-K, we will submit such annual report in electronic format in accordance with the EDGAR Filer Manual.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

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

Exchange Rate Risk

The functional currency of each of the entities included in the accompanying consolidated financial statements is the local currency where the entity is domiciled. Functional currencies include the Chinese Yuan, US, Singapore and Canadian dollar. Most transactions within the entities are conducted in functional currencies. As such, none of the entities included in the consolidated financial statements engage in hedging activities. The Company is exposed to a foreign currency risk when its subsidiaries hold current assets or current liabilities in currencies other than its functional currency. A 10% change in foreign currencies held would increase or decrease other comprehensive loss by $3,250,000.

The following table shows exchange rates, from CAD to USD, for the past six months:

Period	High (1)	Low (1)	Average (2)

February 2025	0.7072	0.6800	0.6936
January 2025	0.7003	0.6850	0.6926
December 2024	0.7138	0.6918	0.7028
November 2024	0.7235	0.7077	0.7156
October 2024	0.7423	0.7170	0.7296
September 2024	0.7446	0.7339	0.7392
September 2024 — February 2025	0.7446	0.6800	0.7159

(1)	Bank of Canada monthly average rates
(2)	Bank of Canada daily closing average rates

The following table shows exchange rates, from SGD to USD, for the past six months:

Period	High (1)	Low (1)	Average (2)

February 2025	0.7500	0.7352	0.7426
January 2025	0.7439	0.7291	0.7365
December 2024	0.7469	0.7319	0.7394
November 2024	0.7608	0.7422	0.7515
October 2024	0.7741	0.7547	0.7644
September 2024	0.7791	0.7645	0.7718
September 2024 — February 2025	0.7791	0.7291	0.7510

(1)	Bank of Singapore monthly average rates
(2)	Bank of Singapore daily closing average rates

The following table shows exchange rates, from CNY to USD, for the past six months:

Period	High (1)	Low (1)	Average (2)

February 2025	0.1382	0.1372	0.1377
January 2025	0.1382	0.1364	0.1373
December 2024	0.1379	0.1370	0.1374
November 2024	0.1411	0.1379	0.1395
October 2024	0.1416	0.1400	0.1408
September 2024	0.1426	0.1404	0.1415
September 2024 — February 2025	0.1426	0.1364	0.1390

(1)	Bank of China monthly average rates
(2)	Bank of China daily closing average rates

Item 12. Description Of Securities Other Than Equity Securities

A.	Debt Securities.

Not required.

B.	Warrants and Rights

Not required.

C.	Other Securities

Not applicable.

D.	American Depositary Shares.

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

Disclosure Controls and Procedures.

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

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2024, our disclosure controls and procedures were not effective due to a material weakness in our internal control over financial reporting. A material weakness, as defined in the Sarbanes Oxley Act of 2002 (“SOX”), is a control deficiency, or combination of control deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual consolidated financial statements will not be prevented or detected on a timely basis. The material weakness resulted from insufficient resources being available to perform an effective review of certain controls related to the financial close process. While the matter has been addressed, there was insufficient time to test the effectiveness of changes to the controls related to the financial statement close process prior to year-end. The Chief Executive Officer and the Chief Financial Officer determined that a material weakness existed at December 31, 2024

(a)	Management’s Annual Report on Internal Control over Financial Reporting

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2024. In making this assessment, it used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that assessment and those criteria, management concluded that as of December 31, 2024, we did not maintain effective internal controls over financial reporting because of the financial close process material weakness.

The material weakness did not result in a material misstatement of our consolidated financial statements for the fiscal year ended December 31, 2024 or any prior annual or interim periods nor has it resulted in any material failure to safeguard our assets, including our cash and fixed assets. However, if the material weakness is not remediated, a material misstatement of account balances or disclosures may not be prevented, and may go undetected, which could result in a material misstatement of future annual or interim consolidated financial statements.

We are committed to maintaining the integrity of our financial reporting processes and have already taken corrective actions to address the material weakness. Due to the exit of a senior member of the finance staff and the onboarding of another at the beginning of the year, there was insufficient time to ensure all the controls were operating effectively. With the onboarding and familiarization of the new senior staff, management is confident that the material weakness will be remediated.

Although management has taken immediate remedial steps, the material weakness will not be considered remediated until the applicable remedial controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively. Further, our independent registered accounting firm has not performed an audit of our internal control over financial reporting subsequent to December 31, 2024 and we cannot give assurances that the measures we have thus far taken to remediate the aforementioned deficiency were sufficient or that they will prevent future significant deficiencies. As management continues to evaluate and work to improve our internal control over financial reporting, we may determine it necessary to take additional measures or modify the remediation measures we have taken to date.

(b)	Attestation Report of Registered Public Accounting Firm

Davidson & Company LLP, the independent registered public accounting firm that audited the consolidated financial statements of the Company included in this Annual Report on Form 20-F, and has issued an attestation report on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2024.

(c)	Changes in Internal Controls over Financial Reporting

We have undertaken the remediation efforts described. Except for those efforts, there were no other changes in our internal control over financial reporting during year ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

Our Board of Directors has determined that Chris Tsiofas is an audit committee financial expert. The Board has determined that Mr. Tsiofas satisfies the criteria of “audit committee financial expert” set forth in Item 16A of Form 20-F and is independent in accordance with Rule 4200 of the Nasdaq Marketplace Rules.

Item 16B. Code of Ethics

Our Board of Directors adopted a Code of Business Conduct and Ethics, as amended in March 2025 (the “Code”), that applies to all our employees, including without limitation our chief executive officer, chief financial officer and principal accounting officer. Our Code may be viewed on our website at www.poet-technologies.com and is filed as an Exhibit to this Annual Report. A copy of our Code may be obtained, without charge, upon a written request addressed to our office at, 120 Eglinton Avenue East, Suite 1107, Toronto, Ontario M4P 1E2, Canada. We will disclose on our website any amendment to, or waiver from, a provision of the Code as required by applicable securities rules and regulations. During the year ended December 31, 2024, the Company did not waive or implicitly waive any provision of the Code with respect to any of the Company’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

Item 16C. Principal Accountant Fees and Services

Marcum LLP (“Marcum”) served as our independent registered public accounting firm for the year ended December 31, 2023, and up to the date of its resignation, and Davidson & Company LLP (“Davidson”) was appointed as our independent registered public accounting firm, including to audit the Company’s consolidated financial statements for the year ended December 31, 2024 that appear in this Annual Report. See Item 16.F. “Change in Registrant’s Certifying Accountant” for further details regarding the change in our independent registered public accounting firm. Set forth below are the total fees billed (or expected to be billed) on a consolidated basis by Marcum and Davidson for providing audit and other professional services in each of the last two years.

	Year Ended December 31,
Services Rendered	2024	2023

Audit Fees (1)	$302,771	$470,455
Audit-Related Fees (2)	-	-
Tax Fees (3)	14,111	16,715
All Other Fees (4)	-	-
Total	$316,882	487,170

(1)	Audit Fees included fees for the audit of the Company’s annual consolidated financial statements, SOX 404(b) audit and professional services rendered in connection with filing of registration statements.

(2)	Audit-Related Fees include fees for assurance and related services that are reasonably related to the performance of the audit and are not reported under audit fees. These fees primarily include accounting consultations regarding the accounting treatment of matters that occur in the regular course of business, implications of new accounting pronouncements, acquisitions and other accounting issues that occur from time to time.

(3)	Tax Fees include fees for professional services rendered by our independent registered public accounting firm for tax compliance and tax advice on actual or contemplated transactions.

(4)	All Other Fees include fees for services rendered by our independent registered public accounting firm with respect to government incentives and other matters.

Our Audit Committee, in accordance with its charter, reviews and pre-approves all audit services and permitted non-audit services (including the fees and other terms) to be provided by our independent auditors. All of the services provided by Davidson & Company LLP and Marcum LLP over the past two years were pre-approved by the Audit Committee.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F. Change in Registrant’s Certifying Accountant.

April 22, 2024, Marcum resigned as the Company’s independent registered public accounting firm at the Company’s request effective as of such date.

Following the foregoing, on April 23, 2024, the Company engaged Davidson as its independent registered public accounting firm to audit the Company’s financial statements for the fiscal year ended December 31, 2024. The appointment of Davidson was recommended to the Company’s Board by the Audit Committee of the Board and subsequently approved by the Board.

The audit reports of Marcum on the Company’s consolidated financial statements for the fiscal years ended December 31, 2023 and 2022 that are filed herewith did not contain an adverse opinion or disclaimer of opinion, or qualification or modification as to uncertainty, audit scope, or accounting principles, except (i) solely with respect to the audit report for the fiscal year ended December 31, 2023, to express an adverse opinion on the effectiveness of the Company’s internal control over financial reporting because of the existence of a material weakness and (ii) to indicate that there was substantial doubt about the Company’s ability to continue as a going concern.

In connection with the audit of the Company’s financial statements for the fiscal years ended December 31, 2023 and 2022, and in the subsequent interim period through April 22, 2024, there were (i) no disagreements within the meaning of Item 16F(a)(1)(iv) of Form 20-F between the Company and Marcum on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure that, if not resolved to the satisfaction of Marcum, would have caused it to make reference to the subject matter thereof in connection with its reports for such years, and (ii) no “reportable events” within the meaning of Item 16F(a)(1)(v) of Form 20-F, except for the material weakness described in the Form 20-F, Item 15.b “Management’s Annual Report on Internal Control over Financial Reporting” filed on March 28, 2024.

Prior to engaging Davidson as the Company’s independent auditor for the fiscal year ended December 31, 2024, the Company had not consulted Davidson regarding the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements or a reportable event, nor did the Company consult with Davidson regarding any matter that was either (i) the subject of any disagreements (as that term is described in Item 16F(a)(1)(iv) of Form 20-F and the related instructions) with its prior auditor or (ii) a reportable event (as that term is defined in Item 16F(a)(1)(v) of Form 20-F).

The Company provided Marcum with a copy of the disclosure above prior to its filing of this Annual Report and requested that Marcum furnish the Company with a letter addressed to the SEC stating whether it agrees with the above statements and, if it does not agree, the respects in which it does not agree. Their letter to the SEC dated March 31, 2025 is filed as Exhibit 16.1 to this Annual Report.

Item 16G. Corporate Governance

A foreign private issuer that follows home country practices in lieu of certain provisions of the Nasdaq rules must disclose the ways in which its corporate governance practices differ from those followed by U.S. domestic companies. As required by Nasdaq Rule 5615(a)(3), the Company discloses on its website, www.poet-technologies.com, each requirement of the Nasdaq rules that it does not follow and describes the home country practice it follows in lieu of such requirements.

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider Trading Policies

The Company has adopted an Insider Trading Policy governing the purchase, sale and other dispositions of the Company’s securities by directors, senior management and employees that is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and all applicable listing standards. A copy of the policy is filed as Exhibit 11.2 hereto.

Item 16K. Cybersecurity

We believe cybersecurity, which is a part of our broader risk management framework is key to the Company achieving its strategic goals and objectives. Based on the nature of our business and the industry in which we operate, we are faced with a variety of cybersecurity threats including phishing emails, ransomware attacks, malicious attachments, social engineering attacks and denial of service attacks, among others. Our customers, suppliers, subcontractors and partners face similar cybersecurity threats, and a cybersecurity incident impacting us or any of these entities could materially adversely affect our operations, performance and results of operations.

Our information security organization has implemented a governance structure and processes to assess, identify, manage and report cybersecurity risks. We also engage third-party service providers to conduct evaluations of our security controls, including testing both the design and operational effectiveness of security controls. We conduct internal due diligence of all third-party providers before engagement and maintain ongoing monitoring to ensure compliance with our cybersecurity standards, including strict controls of privileged access granted to service providers. This approach is designed to mitigate risks related to data breaches or other security incidents originating from third parties.

In the event of an incident, we intend to follow our incident management procedures, which outline the steps to be followed from incident detection to mitigation, recovery and notification, including notifying functional areas (e.g., legal, compliance and internal audit), as well as senior leadership and the Board, as appropriate.

On a regular basis, the Company analyzes its internet-based services to identify vulnerabilities and assesses the protection and the detection capabilities. The cybersecurity compliance status of assets is centrally evaluated across the Company’s global sites and business and operational functions. Results are shared within the Company’s relevant business units and across global functions. The Company implements corrective measures and improvement actions in response to these processes, as appropriate. Data classification and protection tools are in place, such as the implementation of a specific process and technology aimed at detecting and responding to abnormal data flows.

Cybersecurity risks and threats, including as a result of any previous cybersecurity incidents, have not materially impacted and are not reasonably expected to materially impact us or our operations to date. However, we recognize the ever-evolving cyber risk landscape and cannot provide any assurances that we will not be subject to a material cybersecurity incident in the future.

Governance

The Board of Directors and our Audit Committee oversee management’s processes for identifying and mitigating risks, including cybersecurity risks, to help align our risk exposure with our strategic objectives. Senior leadership have developed a process to regularly brief the Audit Committee and Board of Directors on our cybersecurity and information security policies and procedures, and the Board of Directors will be apprised of cybersecurity incidents deemed to have a potential material impact on the Company.

The CFO and VP Finance are responsible for managing cybersecurity risks. Both have experience through years of service as leaders in corporate administration including managing IT systems in their former roles. They oversee the activities of the Company’s outsourced IT firm, which assists with managing our overall information security strategy, policy, cyber threat detection and response, cyber architecture and processes for the security of our network and intellectual property. Various technologies and techniques are used to monitor and manage cybersecurity risks. Policies and processes are regularly updated.

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

a.	Audited Financial Statements — for the years ended December 31, 2024, 2023 and 2022 and as of December 31, 2024, 2023 and 2022

Item 18. Financial Statements

The Company has elected to provide financial statements pursuant to Item 17.

Item 19. Exhibits

1.1	Certificate and Articles of Continuance (1)
1.2	Amended and Restated Bylaws (2)
1.3	Articles of Amendment, dated February 24, 2022 (8)
2.0	Description of Securities (6)
4.1	License Agreement with the University of Connecticut, dated April 28, 2003, as amended April 15, 2014 (1)
4.3	Shareholder Rights Plan Agreement between the Company and TMX Equity Transfer Services, Inc.(2)
4.4	Employment Agreement with Suresh Venkatesan, dated June 10, 2015 (3)
4.5	Employment Agreement with Vivek Rajgarhia, dated November 4, 2019 (6)
4.6	Employment Agreement with Thomas Mika, dated November 2, 2016 (4)
4.7	Definitive agreement with San’an Integrated Circuit Co., Ltd dated October 21, 2020 (7)
4.8	Sale and Purchase Agreement for DenseLight Semiconductors PTE, LTD, dated April 27, 2016 (4)
4.9	Sale and Purchase Agreement for BB Photonics Inc. dated May 16, 2016 (4)
4.10	2021 Stock Option Plan (8)
4.11	Form of Option Agreement(1)
4.12	Form of Warrant for Purchase of Common Shares (1)
4.13	Stock Specimen Certificate (1)
4.15	Share Sale Agreement for DenseLight Semiconductors PTE, Ltd dated August 20, 2019 (6)
4.16	Omnibus Incentive Plan (10)
4.18	Underwriting Agreement with Maxim Group LLC (10)
4.20	Form of Warrant Certificate, December 4, 2023 (10)
4.22	Securities Trading Policy (10)
4.23	Equity Distribution Agreement Dated June 29, 2023 (10)
4.24	Equity Distribution Agreement Dated September 1, 2023 (10)
4.27	Warrant indenture with TSX Trust Company, dated February 11, 2021 (7)
4.28	Engagement letter with Cormark Securities Inc, dated January 25, 2021 (7)
4.29	Upsize letter with Cormark Securities Inc, dated January 26, 2021 (7)
4.30	Form of Subscription for Units of Private Placement, dated February 11, 2021 (7)
4.31	Form of Subscription for Units of Private Placement, dated December 2, 2022 (9)
4.32	Form of Warrant Certificate, dated December 2, 2022 (9)
4.33	Securities purchase agreement, December 3, 2024 (11)
4.34	Securities purchase agreement, July 19, 2024 (11)
4.35	Securities purchase agreement, September 25, 2024 (11)
4.36	Equity Transfer agreement, purchase of SPX (11)
4.37	Warrant for purchase of common shares, December 3, 2024 (11)
4.38	Warrant for purchase of common shares, July 19, 2024 (11)
4.39	Form of warrant for purchase of common shares, September 25, 2024 (11)
4.40	Securities purchase agreement, May 3, 2024 (11)
4.41	Termination agreement of JV (11)

4.42	Warrant for purchase of common shares, May 3, 2024 (11)
4.43	Form of securities purchase agreement, January 12, 2024 (11)
4.44	Form of warrant certificate, January 12, 2024 (11)
4.45	Form of warrant certificate, May 10, 2024 (11)
4.46	Form of share purchase agreement, May 10, 2024 (11)
4.47	Amended L5 Consulting Agreement (11)
8.1	List of Subsidiaries (10)
11.1	Code of Business Conduct and Ethics (7)
12.1	Certification of Principal Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (11)
12.2	Certification of Principal Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (11)
13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (11)
13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (11)
16.1	Letter to sec (11)
23.1	Consent of Marcum LLP, independent registered accounting firm (11)
23.2	Consent of Davidson & Company LLP, independent registered accounting firm (11)
97.1	POET Technologies Inc. Clawback Policy (10)
101. INS(*)	Inline XBRL Instance Document (11)
101.SCH(*)	Inline XBRL Taxonomy Extension Schema Linkbase Document (11)
101. AL(*)	Inline XBRL Taxonomy Extension Calculation Linkbase Document (11)
101.DEF(*)	Inline XBRL Taxonomy Extension Definition Linkbase Document (11)
101.LAB(*)	Inline XBRL Taxonomy Extension Label Linkbase Document (11)
101.PRE(*)	Inline XBRL Taxonomy Extension Presentation Linkbase Document (11)
104(*)	Cover Page Interactive Data File (embedded within Inline XBRL document) (11)

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

(5) Filed as an exhibit to the Company’s annual Form 20-F on April 30, 2019 and incorporated herein by reference

(6) Filed as an exhibit to the Company’s annual Form 20-F on April 30, 2020 and incorporated herein by reference.

(7) Filed as an exhibit to the Company’s annual Form 20-F on April 9, 2021 and incorporated herein by reference

(8) Filed as an exhibit to the Company’s annual Form 20-F on April 27, 2022 and incorporated herein by reference

(9) Filed as an exhibit to the Company’s annual Form 20-F on March 31, 2023 and incorporated herein by reference

(10) Filed as an exhibit to the Company’s annual Form 20-F on March 24, 2024 and incorporated herein by reference

(11) Filed as an exhibit to this Form 20-F.

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

Date: March 31, 2025

Report of Independent Registered Public Accounting Firm

To the Shareholders and Directors of

POET Technologies Inc.

Opinion on Internal Control Over Financial Reporting

We have audited POET Technologies Inc.’s (the “Company”) internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) (the “COSO criteria”). In our opinion, because of the effect of a material weakness described below on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s consolidated statement of financial position as of December 31, 2024, and the related consolidated statements of operations and deficit, cash flows, and changes in shareholders’ equity for the year then ended, and the related notes and our report dated March 31, 2025 expressed an unqualified opinion thereon.

A material weakness is a control deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment: deficiency in manual controls related to review process over period end closing and reporting.

This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements as of and for the year ended December 31, 2024, and this report does not affect our report dated March 31, 2025, on such financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Form 20-F. Our responsibility is to express an opinion on the entity’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Definition and Limitations of Internal Control Over Financial Reporting

An entity’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board. An entity’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and directors of the entity; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the entity’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ DAVIDSON & COMPANY LLP
Vancouver, Canada	Chartered Professional Accountants
March 31, 2025

Report of Independent Registered Public Accounting Firm

To the Shareholders and Directors of

POET Technologies Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of POET Technologies Inc. (the “Company”), as of December 31, 2024, and the related consolidated statements of operations and deficit, changes in shareholders’ equity, and cash flows for the year ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year ended December 31, 2024 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

The financial statements of the Company for the years ended December 31, 2023, 2022 and 2021, were audited by other auditors, whose report dated March 15, 2024, expressed an unqualified opinion on those statements. We have also audited the adjustments to retrospectively apply the change in accounting policy described in Note 2 and Note 10 to the financial statements. In our opinion, the retrospective adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the December 31, 2023, 2022 and 2021 financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the December 31, 2023, 2022 and 2021 financial statements taken as a whole.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) (“COSO”) and our report dated March 31, 2025, expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Accounting for the Acquisition of Control of Super Photonics Xiamen Co., Ltd (“SPX”).

As described in Note 5 to the financial statements, during the year, the Company acquired a 24.8% interest in SPX, resulting in 100% ownership of SPX by the Company, for total consideration of $6.5 million. We considered the acquisition a critical audit matter due to the importance of the transaction to the users of the financial statements in addition to the significance of management judgment and estimates involved. Significant management judgment and estimates were required to determine the value of consideration paid, the allocation of the consideration to the fair value of the assets and liabilities acquired, and the determination of whether the transaction constituted an asset acquisition or business combination. There is significant auditor judgment, subjectivity and effort in performing procedures to evaluate audit evidence relating to the aforementioned matters.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the financial statements. These procedures included, among others:

●	Reviewed the equity transfer agreement to gain an understanding of the critical terms and conditions of the acquisition.

●	Confirmed and reviewed ownership percentage.

●	Examined and obtained supporting documentation and assess the reasonableness of the assumptions used by management in determining the fair value of assets and liabilities acquired.

●	Assessed the valuation of the convertible debt issued as consideration.

●	Assessed the basis for the determination that the acquisition was an asset acquisition.

We have served as the Company’s auditor since 2024.

/s/ DAVIDSON & COMPANY LLP
Vancouver, Canada	Chartered Professional Accountants
March 31, 2025

Davidson and Company LLP

1200-609 Granville Street, PO Box 10372

Pacific Centre, Vancouver, BC, Canada V7Y 1G6

PCAOB ID 731

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

POET Technologies Inc.

Opinion on the Financial Statements

We have audited, before the effects of the adjustments to retrospectively apply the change in accounting described in Note 2, the accompanying consolidated balance sheets of POET Technologies Inc. (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of operations and deficit, comprehensive loss, change in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2023 and 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023 and 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We were not engaged to audit, review, or apply any procedures to the adjustment to retrospectively apply the change in accounting described in Note 2 and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustment is appropriate and have been properly applied. That adjustment was audited by Davidson & Company LLP.

Explanatory Paragraph – Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1, the Company has a incurred significant losses over the past few years and needs to raise additional funds to meet its future obligations and sustain its operations . These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission, Ontario Securities Commission and the PCAOB.

Marcum LLP / CityPlace I / 185 Asylum Street / 25th Floor / Hartford, CT 06103 / Phone 860.760.0600 / marcumllp.com

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

/s/ Marcum LLP

Marcum LLP

We have served as the Company’s auditor 2009 - 2023, such date takes into account the acquisition of a portion of UHY LLP by Marcum LLP in April 2010.

Hartford, CT

March 15, 2024

PCAOB ID 668

POET TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in US Dollars)

December 31,	2024	2023	2022

Assets
Current
Cash and cash equivalents	$37,143,759	$3,019,069	$9,229,845
Short-term investments (Note 2)	16,672,811	-	-
Accounts receivable (Notes 3)	7,257	-	62,842
Prepaids and other current assets (Note 4)	1,658,207	150,676	275,507

	55,482,034	3,169,745	9,568,194
Long term deposit (Note 15)	107,890	-	-
Property and equipment (Note 6)	12,757,682	4,623,228	5,070,507
Patents and licenses (Note 7)	606,708	502,055	510,705
Right of use asset (Note 8)	698,135	482,389	241,047

	$69,652,449	$8,777,417	$15,390,453

Liabilities

Current
Accounts payable and accrued liabilities (Note 9)	$5,970,537	$2,301,457	$3,362,430
Convertible debt (Note 5)	6,500,000	-	-
Lease liability (Note 8)	115,793	204,939	150,951
Derivative warrant liability (Note 10 and 11(b))	35,750,607	1,002,264	-
Contract liabilities (Note 3)	-	-	274,192
Covid-19 government support loans (Note 23)	-	30,200	29,520

	48,336,937	3,538,860	3,817,093

Non-current lease liability (Note 8)	626,625	307,141	128,312

	48,963,562	3,846,001	3,945,405

Shareholders’ Equity

Share capital (Note 11(b))	223,742,335	165,705,423	151,206,539
Warrants and compensation options (Note 12)	11,157,738	670,115	5,905,642
Contributed surplus (Note 13)	58,724,750	55,447,961	51,016,808
Accumulated other comprehensive loss	(1,949,088)	(2,601,058)	(2,660,281)
Deficit	(270,986,848)	(214,291,025)	(194,023,660)

	20,688,887	4,931,416	11,445,048

	$69,652,449	$8,777,417	$15,390,453

Nature of operations (Note 1)

Commitments and contingencies (Note 15)

On behalf of the Board of Directors

/s/ Suresh Venkatesan	/s/ Chris Tsiofas
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

POET TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Expressed in US Dollars)

For the Years Ended December 31,	2024	2023	2022

Revenue (Note 21)	$41,427	$465,777	$552,748

Operating expenses
Selling, marketing and administration (Note 20)	18,771,421	10,795,155	9,516,271
Research and development (Note 20)	11,334,641	10,077,930	10,746,743

Operating expenses	30,106,062	20,873,085	20,263,014

Operating loss before the following	(30,064,635)	(20,407,308)	(19,710,266)
Loss on acquisition of 24.8% of SPX (Note 5)	(6,852,687)	-	-
Interest expense (Note 8)	(102,673)	(70,182)	(49,738)
Other income, including interest	947,956	234,990	188,320
Forgiveness of Covid-19 government support
loans (Note 23)	7,298	-	-
Gain on contribution of intellectual property to joint venture (Note 5)	-	1,031,807	1,746,987
Share of loss in joint venture (Note 5)	-	(1,031,807)	(3,211,993)
Fair value adjustment to derivative warrant liability (Note 10 and 11(b))	(20,631,082)	(24,865)	-

Net loss	(56,695,823)	(20,267,365)	(21,036,690)

Deficit, beginning of year	(214,291,025)	(194,023,660)	(172,986,970)

Net loss	(56,695,823)	(20,267,365)	(21,036,690)

Deficit, end of year	$(270,986,848)	$(214,291,025)	$(194,023,660)

Basic and diluted net loss per share (Note 14)	$(0.94)	$(0.51)	$(0.57)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Expressed in US Dollars)

For the Years Ended December 31,	2024	2023	2022

Net loss	$(56,695,823)	$(20,267,365)	$(21,036,690)

Other comprehensive (loss) - net of income taxes Items that may in the future be reclassified to profit (loss):
Exchange differences on translating foreign operations	651,970	59,223	(606,364)

Comprehensive loss	$(56,043,853)	$(20,208,142)	$(21,643,054)

The accompanying notes are an integral part of these consolidated financial statements.

POET TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Expressed in US Dollars)

For the Years Ended December 31,	2024	2023	2022
Share Capital
Beginning balance	$165,705,423	$151,206,539	$147,729,846
Funds from the exercise of stock options	754,711	668,259	418,845
Fair value of stock options exercised	2,209,196	587,035	374,129
Funds from the exercise of warrants and compensation warrants	3,725,565	7,767,067	284,437
Fair value of warrants and compensation warrants exercised	4,816,224	4,418,783	79,547
Funds from common shares issued through ATM Financing	9,362,235	983,194	-
Funds from common shares issued on public or private offerings	69,211,854	1,607,400	3,184,332
Share issue costs	(878,185)	(578,317)	(247,892)
Common shares issued to settle accounts payable	-	-	40,029
Fair value of warrants issued on public or private offering	(31,164,688)	(954,537)	(656,734)

December 31,	223,742,335	165,705,423	151,206,539

Warrants and compensation options
Beginning balance	670,115	5,905,642	5,328,455
Fair value of warrants and compensation warrants exercised	(1,260,120)	(4,418,783)	(79,547)
Fair value of expired warrants and compensation options	(16,616)	(816,744)	-
Fair value of warrants issued on private placement	11,764,359	-	656,734

December 31,	11,157,738	670,115	5,905,642

Contributed Surplus
Beginning balance	55,447,961	51,016,808	46,954,333
Stock-based compensation	5,469,369	4,201,444	4,436,604
Fair value of stock options exercised	(2,209,196)	(587,035)	(374,129)
Fair value of expired warrants and compensation options	16,616	816,744	-

December 31,	58,724,750	55,447,961	51,016,808

Accumulated Other Comprehensive Loss
Beginning balance	(2,601,058)	(2,660,281)	(2,053,917)
Other comprehensive income (loss) attributable to common shareholders - translation adjustment	651,970	59,223	(606,364)

December 31,	(1,949,088)	(2,601,058)	(2,660,281)

Deficit
Beginning balance	(214,291,025)	(194,023,660)	(172,986,970)
Net loss	(56,695,823)	(20,267,365)	(21,036,690)

December 31,	(270,986,848)	(214,291,025)	(194,023,660)

Total Shareholders’ Equity	$20,688,887	$4,931,416	$11,445,048

The accompanying notes are an integral part of these consolidated financial statements.

POET TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in US Dollars)

For the Years Ended December 31,	2024	2023	2022

CASH AND CASH EQUIVALENTS (USED IN) PROVIDED BY:

OPERATING ACTIVITIES
Net loss	$(56,695,823)	$(20,267,365)	$(21,036,690)
Adjustments for:
Depreciation of property and equipment (Note 6)	1,713,686	1,653,798	1,054,264
Amortization of patents and licenses (Note 7)	92,344	87,761	80,246
Amortization of right of use asset (Note 8)	214,165	180,602	158,648
Fair value adjustment to derivative warrant liability (Note 10)	20,631,082	24,865	-
Non-cash interest (Notes 8)	90,041	53,614	49,738
Stock-based compensation (Note 13)	5,469,369	4,201,444	4,436,604
Non-cash operating costs	(18,766)	-	40,029
Loss on acquisition of 24.8% of SPX	6,852,687	-	-
Gain on contribution of intellectual property to joint venture (Note 5)	-	(1,031,807)	(1,746,987)
Share of loss in joint venture (Note 5)	-	1,031,807	3,211,993
Forgiveness of covid-19 government support loans (Note 23)	(7,298)	-	-

	(21,658,513)	(14,065,281)	(13,752,155)
Net change in non-cash working capital accounts:
Accounts receivable	(7,257)	62,000	(61,099)
Prepaid and other current assets	(1,659,615)	126,936	(356,199)
Accounts payable and accrued liabilities	34,074	(1,256,925)	1,596,690
Contract liabilities	-	(274,192)	246,853

Cash flows from operating activities	(23,291,311)	(15,407,462)	(12,325,910)

INVESTING ACTIVITIES
Maturity (purchase) of short-term investments (Note 2)	(16,672,811)	-	6,366,828
Purchase of property and equipment (Note 6)	(6,781,715)	(1,167,953)	(3,011,562)
Purchase of patents and licenses (Note 7)	(196,997)	(79,111)	(62,475)
Long term deposit (Note 15)	(107,890)	-	-
Cash received on acquisition of remaining portion of SPX (Note 5)	97,833	-	-

Cash flows from investing activities	(23,661,580)	(1,247,064)	3,292,791

FINANCING ACTIVITIES
Issue of common shares for cash, net of issue costs (Note 11)	82,176,180	10,447,603	3,639,722
Payment of lease liability (Note 8)	(255,953)	(252,103)	(204,518)
Repayment of covid-19 government support loans (Note 23)	(21,894)	-	-

Cash flows from financing activities	81,898,333	10,195,500	3,435,204

Effect of exchange rate on cash	(820,752)	248,250	(114,015)

Net change in cash and cash equivalents	34,124,690	(6,210,776)	(5,711,930)
Cash and cash equivalents, beginning of year	3,019,069	9,229,845	14,941,775

Cash and cash equivalents, end of year	$37,143,759	$3,019,069	$9,229,845

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING ACTIVITIES
Purchase of property and equipment financed through accounts payable	$3,399,498	$-	$-

Cash and cash equivalents consist of cash in current accounts of $26,365,574 (2023 - $1,249,116, 2022 - $1,981,765) and funds invested in US and Canadian cashable term deposits of $10,778,185 (2023 - $1,769,953, 2022 - $7,248,080) earning interest at 5.4% per annum and maturing in less than one year.

The accompanying notes are an integral part of these consolidated financial statements.

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

1. NATURE OF OPERATIONS

POET Technologies Inc. is incorporated in the Province of Ontario. POET Technologies Inc. and its subsidiaries (the “Company”) design and develop the POET Optical Interposer and Photonic Integrated Circuits for the data center and tele-communications markets. The Company’s common shares are listed on the Nasdaq under the symbol “POET” and on the TSX Venture Exchange under the symbol “PTK”. The Company’s head office is located at 120 Eglinton Avenue East, Suite 1107, Toronto, Ontario, Canada M4P 1E2. These audited consolidated financial statements of the Company were approved by the Board of Directors of the Company on March 31, 2025.

These consolidated financial statements have been prepared using IFRS Accounting Standards (“IFRS”) applicable to a going concern, which assumes that the Company will be able to realize its assets, discharge its liabilities and continue in operation for the following twelve months.

2. SUMMARY OF MATERIAL ACCOUNTING POLICY INFORMATION

Statement of compliance and basis of presentation

These consolidated financial statements of the Company and its subsidiaries were prepared in accordance with IFRS Accounting Standards, as issued by the International Accounting Standards Board (“IASB”). These consolidated financial statements have been prepared on a historical cost basis, except for financial instruments classified as fair value through profit or loss, which are stated at their fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.

Basis of consolidation

These consolidated financial statements include the accounts of POET Technologies Inc. and its subsidiaries; ODIS Inc. (“ODIS”), Opel Solar Inc. (“OPEL”), BB Photonics Inc. (“BB Photonics”), POET Technologies Pte Ltd. (“PTS”), POET Optoelectronics Shenzhen Co., Ltd (“POET Shenzhen”) and Super Photonics Xiamen Co., Ltd (“SPX”). Subsidiaries are all entities over which the Company has exposure to variable returns from its involvement and has the ability to use power over the investee to affect its returns. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company until the date on which control ceases. The accounts of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. All intercompany balances and transactions have been eliminated on consolidation.

The preparation of financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed below:

Critical accounting judgments and significant estimates and uncertainties

Business combinations

Acquisitions of businesses are accounted for using the acquisition method. The acquisition cost is measured at the acquisition date at the fair value of the consideration transferred, including all contingent consideration.

The determination of whether a corporate entity or set of assets acquired, and liabilities assumed, constitute a business may require the Company to make certain judgements, considering all facts and circumstances. A business is presumed to be an integrated set of activities and assets capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs, or economic benefits. SPX was determined to constitute an acquisition of assets (Note 5).

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

2. SUMMARY OF MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

Determination of functional currency

The Company determines the functional currency through an analysis of several indicators such as expenses and cash flow, financing activities, retention of operating cash flows, and frequency of transactions within the reporting entity.

Valuation of share-based compensation

The Company uses the Black-Scholes Option Pricing Model for valuation of share-based compensation and derivative warrant liability. Option pricing models require the input of subjective assumptions including expected price volatility, risk-free interest rate, and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

Income taxes

In assessing the probability of realizing income tax assets, management makes estimates related to expectation of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified.

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

The following table presents the jurisdiction under which each entity in the group is incorporated and the functional currency of each entity:

Entity	Incorporating Jurisdiction	Functional Currency
POET Technologies Inc	Canada	Canadian dollars
ODIS	United States of America	US dollars
OPEL	United States of America	US dollars
BB Photonics	United States of America	US dollars
PTS	Singapore	Singapore dollar
POET Shenzhen	China	Renminbi
SPX	China	Renminbi

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

(Expressed in US Dollars)

2. SUMMARY OF MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

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

Financial liabilities

A financial liability is derecognized from the statement of financial position when it is extinguished, that is, when the obligation specified in the contract is either discharged, cancelled or expires. Where there has been an exchange between an existing borrower and lender of debt instruments with substantially different terms, or there has been a substantial modification of the terms of an existing financial liability, this transaction is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. A gain or loss from extinguishment of the original financial liability is recognized in profit or loss.

The Company’s financial instruments include cash and cash equivalents, short-term investments, accounts receivable, deposit, accounts payable and accrued liabilities, convertible debt, derivative warrant liability, contract liabilities and Covid-19 government support loans.

Derivative financial instruments

The Company issues warrants exercisable in a currency other than the Company’s functional currency and as a result, the warrants are derivative financial instruments. Derivative financial instruments are initially recognized at fair value and subsequently measured at fair value with changes in fair value recognized in profit or loss. Transaction costs are recognized in profit or loss as incurred.

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

2. SUMMARY OF MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

The following table outlines the classification of financial instruments under IFRS 9:

Financial Assets
Cash and cash equivalents	Amortized cost
Short-term investments	Amortized cost
Accounts receivable	Amortized cost
Deposit	Amortized cost

Financial Liabilities
Accounts payable and accrued liabilities	Amortized cost
Contract liabilities	Amortized cost
Covid-19 government support loans	Amortized cost
Convertible debt	Amortized cost
Derivative warrant liability	Fair value through profit and loss (FVTPL)

Cash and cash equivalents

Cash and cash equivalents include cash on hand, bank deposits, demand deposits and short-term, highly liquid investments that are readily convertible to known amounts of cash.

Short-term investments

The short-term investments of $16,672,811 (2023 - nil, 2022 - nil) consist of guaranteed investment certificates (GICs) held with one Canadian chartered bank and earn interest at rates ranging from 4.35% to 4.5%, that mature within one year.

Property and equipment

Property and equipment are recorded at cost. Depreciation is calculated based on the estimated useful life of the asset using the following method and useful lives:

Machinery and equipment	Straight Line, 5 years
Leasehold improvements	Straight Line, term of the lease
Office equipment	Straight Line, 3 - 5 years

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

An impairment loss is reversed if there is an indication that there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. No impairment loss has been reported for the years ended December 31, 2024, 2023 and 2022.

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

2. SUMMARY OF MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

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

Other income

Interest income

Interest income on cash and cash equivalents and short term investments is recognized as earned using the effective interest method.

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

(Expressed in US Dollars)

2. SUMMARY OF MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

In-Process Research and Development

Under IFRS, in-process research and development (“IPR&D”) acquired in a business combination that meets the definition of an intangible asset is capitalized with amortization commencing when the asset is ready for use (i.e., when development is complete). The Company does not capitalize its IPR&D.

Stock-based compensation

Stock options awarded to non employees are measured using the fair value of the goods or services received unless that fair value cannot be estimated reliably, in which case measurement is based on the fair value of the stock options. Stock options awarded to employees are accounted for using the fair value method. The fair value of such stock options granted is recognized as an expense on a proportionate basis consistent with the vesting features of each tranche of the grant. The fair value is calculated using the Black-Scholes option pricing model with assumptions applicable at the date of grant. When stock options are exercised, the proceeds received, together with any related amount in the reserves, are credited to share capital. In the event share options are forfeited prior to vesting, the associated fair value recorded to date is reversed.

Valuation of equity units issued in private placements

When the Company issues warrants that are exercisable in the Company’s functional currency, the proceeds from the issue of units is allocated between common shares and common share purchase warrants on residual values basis as follows: the fair value of the common shares is based on the subscription price of the units issued and the fair value of the common share purchase warrants is determined using the Black-Scholes Option Pricing Model. The fair value of warrants that expire, is reversed to contributed surplus.

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

Joint Venture

A joint arrangement is an arrangement among two or more parties where the parties are bound by a contractual arrangement and the contractual arrangement gives the parties joint control of the arrangement. A joint venture is a form of joint arrangement where an entity is independently formed and the parties jointly have rights to the net assets of the arrangement and therefore account for their interests under the equity method. Prior to December 31, 2024, the Company had a joint venture in China and used the equity method to account for its share of the joint venture’s operations. On December 31, 2024, the Company acquired the other joint venturer’s interest in the joint venture (Note 5).

Leases

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset over a period of time in exchange for consideration. The Company assesses whether the contract involves the use of an identified asset, whether it has the right to obtain substantially all of the economic benefits from the use of the asset during the term of the contract and it has the right to direct the use of the asset.

The right-of-use asset is subsequently depreciated from the commencement date to the earlier of the end of the lease term, or the end of the useful life of the asset. The right-of-use asset may be reduced due to impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

2. SUMMARY OF MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

A lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date discounted by the interest rate implicit in the lease or, if that rate cannot be readily determined the incremental borrowing rate. The lease liability is subsequently measured at amortized cost using the effective interest method. Lease payments included in the measurement of the lease liability comprise of fixed payments, variable lease payments, and amounts expected to be payable at the end of the lease term.

The Company has elected not to recognize the right-of-use assets and lease liabilities for short-term leases that have a lease term of twelve months or less. The lease payments associated with these leases are charged directly to income on a straight-line basis over the lease term.

Adoption of new accounting policy:

Presentation of Financial Statements (Amendments to IAS 1)

The Company adopted the amendments to IAS 1 Presentation of Financial Statements regarding the classification of liabilities as current or non-current based on contractual rights that are in existence at the end of the reporting period. A liability not due over the next twelve months is classified as non-current even if management intends or expects to settle the liability within twelve months. The amendment also introduces a definition of ‘settlement’ to make clear that settlement refers to the transfer of cash, equity instruments, other assets, or services to the counterparty. The amendment issued in October 2022 also clarifies how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability. Covenants to be compiled with after the reporting date do not affect the classification of debt as current or non-current at the reporting date. The amendments are effective for annual reporting periods beginning on or after January 1, 2024.

As disclosed in Note 10, the Company recognized a derivative warrant liability that is exercisable in a currency different from the functional currency of the entity issuing the warrants. Accordingly the variability in potential future cashflows resulted in a derivative warrant liability. The adoption of the amendments to IAS 1 resulted in a change to the presentation of the Company’s warrant derivative liability from non-current to current in nature due to the required retrospective application of this newly adopted standard. There was no effect to operating loss, net loss, or loss per share, or cumulative effect to retained earnings as a result of this change.

Future standards not yet adopted

IFRS 18 Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements (“IFRS 18”) which replaces IAS 1 Presentation of Financial Statements. This standard aims to improve how companies communicate in their financial statements, with a focus on information about financial performance in the statement of profit or loss, in particular additional defined subtotals, disclosures about management-defined performance measures and new principles for aggregation and disaggregation of information. IFRS 18 is accompanied by limited amendments to the requirements in IAS 7 Statement of Cash Flows. IFRS 18 is effective from January 1, 2027. Companies are permitted to apply IFRS 18 before that date. The Company is currently assessing the impact the new standard will have on its consolidated financial statements.

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

3. ACCOUNTS RECEIVABLE AND CONTRACT LIABILITIES

Revenue Contract Balances

	Contract
	Receivables	Liabilities

Opening balance, January 1, 2022	$-	$-
Customer deposits	-	(779,870)
Changes due to payment, fulfillment of performance obligations or
revenues recognized	62,842	489,906
Effect of changes in foreign exchange rates	-	15,772

Opening balance, December 31, 2022	62,842	(274,192)
Changes due to payment, fulfillment of performance obligations or revenues recognized	(62,842)	271,069
Effect of changes in foreign exchange rates	-	3,123

Balance, December 31, 2023	-	-
Changes due to payment, fulfillment of performance obligations or revenues recognized	7,257	-

Balance, December 31, 2024	$7,257	$-

4. PREPAIDS AND OTHER CURRENT ASSETS

The following table reflects the details of prepaids and other current assets at December 31:

	2024	2023	2022

Sales tax recoverable and other current assets	$1,399,955	$57,200	$128,321
Prepaid expenses	258,252	93,476	147,186

	$1,658,207	$150,676	$275,507

5. JOINT VENTURE

On October 20, 2020, the Company signed a Joint Venture Agreement (“JVA”) establishing a joint venture, Super Photonics Xiamen Co., Ltd (“SPX”) in Xiamen China, with Xiamen Sanan Integrated Circuit Co. Ltd. (“Sanan IC”) whose purpose is to design, develop, manufacture and sell 100G, 200G and 400G optical engines based on POET’s proprietary Optical Interposer platform technology. SPX was registered on March 12, 2021. SPX was subsequently capitalized through a combination of committed cash, capital equipment and intellectual property from Sanan IC and intellectual property and know-how from the Company. SPX was determined to be a joint venture as both Sanan IC and POET exercise joint control over SPX. All relevant activity of SPX required unanimous consent.

The Company’s contribution of intellectual property to SPX was independently valued at $22,500,000 at the time of its contribution. During the year ended December 31, 2024, the Company recognized a gain of nil (2023 - $1,031,807, 2022 - $1,746,987) related to its contribution of intellectual property to SPX in accordance with IAS 28. The Company only recognized a gain on the contribution of the intellectual property equivalent to Sanan IC’s interest in SPX, the unrecognized gain of $17,133,706 (2023 - $17,133,706, 2022 - $18,159,632) was applied against the investment and periodically realized as the Company’s ownership interest in SPX was reduced. At December 31, 2024, Sanan IC’s and the Company’s ownership interests were approximately 0% and 100% respectively (2023 - 23.9% and 76.1%, 2022 - 19.3% and 80.7%).

The Company recognized its share of SPX’s profits or losses using the equity method. On a weighted average basis, the Company’s share of the net operating loss was 75.2% or $(2,942,820), however the Company recognized nil of the net operating loss of SPX for the year ended December 31, 2024 (2023 - 78.9% or ($1,031,807), 2022 - 83.7% or $(3,211,993)).

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

5. JOINT VENTURE (Continued)

The Company’s investment in joint venture during the year can be summarized as follows:

Investment balance, December 31, 2021	$1,445,251
Recognized gain on contribution of intellectual property	1,746,987
Share of loss in joint venture for the year ended December 31, 2022	(3,211,993)
Effect of changes in foreign exchange rates	19,755
Investment balance, December 31, 2022	-
Recognized gain on contribution of intellectual property	1,031,807
Share of loss in joint venture for the year ended December 31, 2023	(1,031,807)
Investment balance, December 31, 2023 and 2024	$-

On December 31, 2024, the Company acquired Sanan IC’s 24.8% interest in SPX in exchange for a convertible debt of $6,500,000. The acquisition cost will be paid over a period of five (5) years. The unpaid balances are interest free and will be settled based on the following schedule:

October 31, 2025	$700,000
October 31, 2026	$1,000,000
October 31, 2027	$1,300,000
October 31, 2028	$1,600,000
October 31, 2029	$1,900,000

At any time before the convertible debt is fully settled, Sanan IC has the right to convert any remaining unpaid amounts due into shares of common stock of the Company. The conversion shall be executed at a conversion price equal to the greater of: (a) the volume weighted average closing (“VWAP”) price of the common stock of the Company as reported by the NASDAQ Capital Market for thirty (30) days prior to the conversion date, or (b) the closing price of the common stock of the Company as reported by the NASDAQ Capital Market the day prior to the conversion date.

The acquisition of Sanan IC’s 24.8% interest in SPX, under which the Company obtains full control over SPX, was determined to be an asset acquisition because SPX did not meet the threshold of a business as defined by IFRS 3.

The Company determined that the convertible debt represents a hybrid financial instrument that contains 1) a host debt principal component , 2) a market price conversion feature that is a non-derivative with a value of nil that is not separable from the host debt and, 3) the VWAP conversion option that is a derivative with a nil value. As Sanan IC can exercise the conversion option at any time, the convertible debt is classified as current liability.

The assessment of the purchase price allocation on the date of purchase has been determined as follows:

Fair value consideration paid

Convertible debt to be paid over five years	$6,500,000

Recognized amounts of identifiable net assets:

Cash	$97,833
Other non-current assets	237,216
Accounts payable	(388,470)
Payables to the Company	(299,266)

Net assets (liabilities) acquired	$(352,687)

Loss on acquisition	$6,852,687

$6,500,000

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

5. JOINT VENTURE (Continued)

Summarized financial information of the joint venture is as follows:

December 31,	2024	2023	2022

Current assets	$-	$1,758,587	$1,951,654
Intangible assets	-	16,155,786	18,708,065
Liabilities	-	(149,306)	(180,897)
Owners Equity	-	(17,765,067)	(20,478,822)

Net loss	$3,913,325	$3,830,962	$4,319,857

The following table discloses the amount of transactions the Company conducted with SPX prior to being acquired:

	Sales	Purchases	Loans	Recoverables
PTZ	$-	$-	$-	$300,685
PTS	-	178,320	-	-

Subsequent to the acquisition, the Company suspended operations at SPX and initiated a plan to wind-up its operations.

6. PROPERTY AND EQUIPMENT

	Equipment not ready for use	Leasehold improvements	Machinery and equipment	Office equipment	Total
Cost
Balance, January 1, 2022	$-	$117,115	$4,830,020	$183,269	$5,130,404
Additions, net of returns	1,902,713	-	1,087,414	21,435	3,011,562
Reclassification	(141,702)	-	162,917	(21,215)	-
Effect of changes in foreign exchange rates	54,898	6,544	11,270	(5,587)	67,125
Balance, December 31, 2022	1,815,909	123,659	6,091,621	177,902	8,209,091
Additions, net of returns	206,018	-	949,551	12,384	1,167,953
Reclassification	(2,013,090)	-	2,013,090	-	-
Effect of changes in foreign exchange rates	(8,837)	597	41,246	5,560	38,566
Balance, December 31, 2023	-	124,256	9,095,508	195,846	9,415,610
Additions	8,893,033	613,192	668,857	6,131	10,181,213
Reclassification	-	-	-	-	-
Disposals	-	-	(17,221)	-	(17,221)
Effect of changes in foreign exchange rates	(182,884)	(7,925)	(109,759)	(2,904)	(303,472)
Balance, December 31, 2024	8,710,149	729,523	9,637,385	199,073	19,276,130

Accumulated Depreciation
Balance, January 1, 2022	-	29,526	1,930,726	105,918	2,066,170
Depreciation for the year	-	24,079	1,000,085	30,100	1,054,264
Effect of changes in foreign exchange rates	-	2,529	27,727	(12,106)	18,150
Balance, December 31, 2022	-	56,134	2,958,538	123,912	3,138,584
Depreciation for the year	-	24,684	1,600,981	28,133	1,653,798
Effect of changes in foreign exchange rates	-	-	-	-	-
Balance, December 31, 2023	-	80,818	4,559,519	152,045	4,792,382
Depreciation for the year	-	24,802	1,664,712	24,172	1,713,686
Disposals	-	-	12,380	-	12,380
Balance, December 31, 2024	-	105,620	6,236,611	176,217	6,518,448

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

6. PROPERTY AND EQUIPMENT (Continued)

Carrying Amounts
At December 31, 2022	$1,815,909	$67,525	$3,133,083	$53,990	$5,070,507
At December 31, 2023	$-	$43,438	$4,535,989	$43,801	$4,623,228
At December 31, 2024	$8,710,149	$623,903	$3,400,774	$22,856	$12,757,682

7. PATENTS AND LICENSES

Cost
Balance, January 1, 2022	$996,461
Additions	62,475
Balance, December 31, 2022	1,058,936
Additions	79,111
Balance, December 31, 2023	1,138,047
Additions	196,997
Balance, December 31, 2024	1,335,044

Accumulated Amortization
Balance, January 1, 2022	467,985
Amortization	80,246
Balance, December 31, 2022	548,231
Amortization	87,761
Balance, December 31, 2023	635,992
Amortization	92,344
Balance, December 31, 2024	728,336

Carrying Amounts

At December 31, 2022	$510,705
At December 31, 2023	$502,055
At December 31, 2024	$606,708

8. RIGHT OF USE ASSET AND LEASE LIABILITY

The Company recognizes a lease liability and right of use asset relating to its commercial leases. The lease liability is measured at the present value of the remaining lease payments, discounted using the Company’s incremental borrowing rate, ranging from 12% - 16%.

Right of use asset	Building
Cost
Balance, January 1, 2022	$649,110
Lease modification	81,542
Balance, December 31, 2022	730,652
Additions	420,806
Balance, December 31, 2023	1,151,458
Addition	603,725
Lease modification	(439,568)
Effect of changes in foreign exchange rates	(7,749)
Balance, December 31, 2024	1,307,866

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

8. RIGHT OF USE ASSET AND LEASE LIABILITY (Continued)

Accumulated Amortization
Balance, January 1, 2022	322,220
Amortization	158,648
Effect of changes in foreign exchange rates	8,737
Balance, December 31, 2022	489,605
Amortization	180,602
Effect of changes in foreign exchange rates	(1,138)
Balance, December 31, 2023	669,069
Amortization	214,165
Lease modification	(273,503)
Balance, December 31, 2024	609,731

Carrying Amounts
At December 31, 2022	$241,047
At December 31, 2023	$482,389
At December 31, 2024	$698,135

Lease liability
Balance, January 1, 2022	$359,348
Interest expense	49,738
Lease modification	81,542
Lease payments	(204,518)
Effect of changes in foreign exchange rates	(6,847)
Balance, December 31, 2022	279,263
Interest expense	53,614
Additions	424,021
Lease payments	(252,103)
Effect of changes in foreign exchange rates	7,285
Balance, December 31, 2023	512,080
Interest expense (1)	90,041
Lease modification	(183,251)
Additions	589,063
Lease payments	(255,953)
Effect of changes in foreign exchange rates	(9,562)
Balance, December 31, 2024	$742,418
Less current portion	$115,793
Long term portion	$626,625

(1)	In addition to the non-cash interest of $90,041, the Company also incurred interest of $12,632 related to its financed insurance costs.

9. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities at December 31 was as follows:

	2024	2023	2022
Trade payables	$5,269,426	$1,370,658	$2,723,531
Payroll related liabilities	368,289	563,588	452,751
Accrued liabilities	332,822	367,211	186,148

	$5,970,537	$2,301,457	$3,362,430

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

10. DERIVATIVE WARRANT LIABILITY

December 4, 2023

On December 4, 2023, the Company raised gross proceeds of $1,607,400 from the issuance of 1,786,000 units through an underwritten public offering in the United States (the “Offering”). The Offering consisted of 1,786,000 common shares of the Company and warrants to purchase up to 1,786,000 warrants. The warrants are exercisable into common shares of the Company at a price of $1.12 until December 4, 2028.

The fair value of the share purchase warrants was estimated on the date of issuance using the Black Scholes option pricing model with the following weighted average assumptions: dividend yield of 0%, risk free interest rate of 3.54%, volatility of 75.66%, and estimated life of 5 years. The estimated fair value assigned to the warrants and recognized as a derivative liability on the date of issuance was $954,537.

July 19, 2024

On July 19, 2024, the Company raised gross proceeds of CA$13,700,003 ($10,000,000) from the issuance of 3,333,334 units through a non brokered private placement financing. The financing consisted 3,333,334 common shares of the Company and warrants to purchase up to 3,333,334 common shares for a period of five (5) years from the date of closing at a price of $4.00 per share.

The fair value of the share purchase warrants was estimated using the Black Scholes option pricing model with the following weighted average assumptions: dividend yield of 0%, risk free interest rate of 3.35%, volatility of 85.93%, and estimated life of 5 years. The estimated fair value assigned to the warrants was $6,430,362.

September 25, 2024

On September 25, 2024, the Company raised gross proceeds of CA$20,400,000 ($15,000,000) from the issuance of 4,000,000 units through a non brokered private placement financing at a price CA$5.10 ($3.75). Each unit consisted of one common share of the Company and one common share purchase warrant to purchase up to 2,000,000 common shares for a period of five (5) years from the date of closing at a price of $5.09 per share.

The fair value of the share purchase warrants was estimated using the Black Scholes option pricing model with the following weighted average assumptions: dividend yield of 0%, risk free interest rate of 2.79%, volatility of 87.63%, and estimated life of 5 years. The estimated fair value assigned to the warrants was $4,842,347.

December 3, 2024

On December 3, 2024, the Company raised gross proceeds of CA$35,000,003 ($25,000,002) from the issuance of 5,555,556 units through a non brokered private placement financing at a price CA$6.29 ($4.50). Each unit consisted of one common share of the Company and one-half common share purchase warrant to purchase up to 2,777,778 common shares for a period of five (5) years from the date of closing at a price of $6.00 per share.

The fair value of the share purchase warrants was estimated using the Black Scholes option pricing model with the following weighted average assumptions: dividend yield of 0%, risk free interest rate of 2.91%, volatility of 88.05%, and estimated life of 5 years. The estimated fair value assigned to the warrants was $8,127,620.

Because the functional currency of the entity issuing the warrant is Canadian dollars but the warrants are exercisable in United States dollars, the Company may receive a variable amount in Canadian dollars when the warrants are exercised as the foreign exchange may vary over the warrant exercise period. The variability in potential future cashflows resulted in a derivative warrant liability which will be periodically remeasured with any gains or losses charged to the consolidated statements of operations and deficit.

During fiscal 2024, 1,598,200 warrants were exercised. The remaining warrants and corresponding derivative liability was remeasured on December 31, 2024. The cumulative impact of the remeasurement resulted in a loss of $20,631,082 (2023 - $24,865, 2022 - nil).

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

10. DERIVATIVE WARRANT LIABILITY (continued)

The following table presents the details of the derivative warrant liability:

	December 31,	December 31,
	2024	2023
Stock price ($CA)	$8.39	$1.25
Exercise price ($CA) range	$1.52 - $8.39	$1.52
Expected life in years	3.93 - 4.93	5.00
Volatility	88.05%	75.66%
Dividend yield	0%	0%
Risk free interest rate	2.93%	3.54%
Fair value of derivative warrant liability	$35,750,607	$1,002,264
Number of warrants	8,298,912	1,786,000

11. SHARE CAPITAL

(a)	AUTHORIZED
Unlimited number of common shares
One special voting share

(b)	COMMON SHARES ISSUED

	Number of
	Shares	Amount
Balance, January 1, 2022	36,494,228	$147,729,846
Funds from common shares issued on private placement	1,126,635	3,184,332
Fair value of warrants issued on private placement	-	(656,734)
Share issue costs	-	(247,892)
Shares issued to settle accounts payable	5,422	40,029
Funds from the exercise of stock options	143,437	418,845
Fair value of stock options exercised	-	374,129
Funds from the exercise of warrants and compensation warrants	72,500	284,437
Fair value of warrants and compensation warrants exercised	-	79,547
Adjustment for 10 for 1 share consolidation	(272)	-
Balance, December 31, 2022	37,841,950	151,206,539
Funds from common shares issued through ATM financing	227,673	983,194
Funds from common shares issued on private placement	1,786,000	1,607,400
Fair value of warrants issued on private placement	-	(954,537)
Share issue costs	-	(578,317)
Funds from the exercise of stock options	268,356	668,259
Fair value of stock options exercised	-	587,035
Funds from the exercise of warrants and compensation warrants	2,364,066	7,767,067
Fair value of warrants and compensation warrants exercised	-	4,418,783
Balance, December 31, 2023	42,488,045	165,705,423
Funds from common shares issued through ATM financing	5,449,723	9,362,235
Funds from common shares issued on private placement	24,693,643	69,211,854
Fair value of warrants issued on private placement	-	(31,164,688)
Share issue costs	-	(878,185)
Funds from the exercise of stock options	597,151	754,711
Fair value of stock options exercised	-	2,209,196
Funds from the exercise of warrants and compensation warrants	3,278,595	3,725,565
Fair value of warrants and compensation warrants exercised	-	4,816,224
Balance, December 31, 2024	76,507,157	$223,742,335

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

11. SHARE CAPITAL (Continued)

2022

In 2020, the Company engaged with a firm to assist with its shareholder communications strategy. The terms of the agreement require the Company to issue common shares at certain pre-determined dates in satisfaction of past services rendered. During the year ended December 31, 2022, the Company settled $40,029 in accounts payable related to services rendered in 2022 under this agreement by issuing 5,422 common shares at a price of $7.38 (CAD$9.38) per share to the firm.

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

2023

During the year ended December 31, 2023, the Company raised gross proceeds of $983,194 from the issuance of 227,673 common shares through an Equity Distribution Agreement, (“EDA”) with multiple agents. Pursuant to the EDA, the Company established an at-the-market (“ATM”) equity offering program whereby the Company may, at its discretion, during the term of the ATM agreement issue and sell, through the agents such number of common shares of the Company as would result in aggregate gross proceeds to the Company of up to $30,000,000. The agents were paid a commission of 3% or $29,486 of the gross proceeds raised through the ATM. The Company incurred additional financing costs including legal and filing fees of $291,226.

On December 4, 2023, the Company raised gross proceeds of $1,607,400 from the issuance of 1,786,000 units through an underwritten public offering in the United States. The Offering consisted of 1,600,000 common shares of the Company and warrants to purchase up to 1,600,000 common shares of the Company at a combined public offering price of $0.90 per common share and accompanying warrant. Each warrant has an exercise price of $1.12 per common share and is exercisable for five years from the date of issuance. In addition, the Company granted the underwriter a 45 day option to purchase up to an additional 240,000 common shares and/or warrants to purchase up to an additional 240,000 common shares at the public offering price in any combination, less underwriting discounts and commissions, which the underwriter has partially exercised to purchase 186,000 additional common shares and additional warrants to purchase up to 186,000 common shares. The agents were paid a commission of 7% or $112,518 of the gross proceeds raised. The Company incurred additional financing costs including legal and filing fees of $145,089.

The fair value of the share purchase warrants was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: dividend yield of 0%, risk-free interest rate of 3.54%, volatility of 75.66%, and estimated life of 5 years. The estimated fair value assigned to the warrants was $954,537 (Note 10).

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

11. SHARE CAPITAL (Continued)

2024

January 24, 2024

On January 24, 2024, the Company raised gross proceeds of CA$6,219,667 ($4,613,312) from the issuance of 5,098,088 units through a private placement financing facility at an offering price CA$1.22 ($0.90). Each unit consisted of one common share of the Company and one common share purchase warrant to purchase up to 5,098,088 common shares for a period of five (5) years from the date of closing at a price of CA$1.52 ($1.12) per share.

Directors, management and employees acquired 459,522 units of the Offering for gross proceeds of CA$560,617 ($415,272).

The fair value of the share purchase warrants was estimated using the Black Scholes option pricing model with the following weighted average assumptions: dividend yield of 0%, risk free interest rate of 3.5%, volatility of 78.35%, and estimated life of 5 years. The estimated fair value assigned to the warrants was $2,815,861.

May 3, 2024

On May 3, 2024, the Company raised gross proceeds of CA$10,000,000 ($7,299,270) from the issuance of 3,258,390 units through a non brokered private placement financing offering at a price CA$3.069 ($2.24). Each unit consisted of one common share of the Company and one common share purchase warrant to purchase up to 3,258,390 common shares for a period of five (5) years from the date of closing at a price of CA$4.26 per share.

The fair value of the share purchase warrants was estimated using the Black Scholes option pricing model with the following weighted average assumptions: dividend yield of 0%, risk free interest rate of 3.67%, volatility of 83%, and estimated life of 5 years. The estimated fair value assigned to the warrants was $4,513,393.

May 10, 2024

On May 10, 2024, the Company raised gross proceeds of CA$10,000,000 ($7,299,270) from the issuance of 3,448,275 units through a non brokered private placement financing at a price CA$2.90 ($2.12). Each unit consisted of one common share of the Company and one common share purchase warrant to purchase up to 3,448,275 common shares for a period of five (5) years from the date of closing at a price of CA$4.26 per share.

The fair value of the share purchase warrants was estimated using the Black Scholes option pricing model with the following weighted average assumptions: dividend yield of 0%, risk free interest rate of 3.67%, volatility of 83%, and estimated life of 5 years. The estimated fair value assigned to the warrants was $4,435,105.

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

11. SHARE CAPITAL (Continued)

July 19, 2024

On July 19, 2024, the Company raised gross proceeds of CA$13,700,003 ($10,000,000) from the issuance of 3,333,334 units through a non brokered private placement financing at a price CA$4.09 ($3.00). Each unit consisted of one common share of the Company and one common share purchase warrant to purchase up to 3,333,334 common shares for a period of five (5) years from the date of closing at a price of CA$5.45 ($4.00) per share.

The fair value of the share purchase warrants was estimated using the Black Scholes option pricing model with the following weighted average assumptions: dividend yield of 0%, risk free interest rate of 3.35%, volatility of 85.93%, and estimated life of 5 years. The estimated fair value assigned to the warrants was $6,430,362.

September 25, 2024

On September 25, 2024, the Company raised gross proceeds of CA$20,400,000 ($15,000,000) from the issuance of 4,000,000 units through a non brokered private placement financing at a price CA$5.10 ($3.75). Each unit consisted of one common share of the Company and one-half common share purchase warrant to purchase up to 2,000,000 common shares for a period of five (5) years from the date of closing at a price of CA$6.78 ($5.00) per share.

The fair value of the share purchase warrants was estimated using the Black Scholes option pricing model with the following weighted average assumptions: dividend yield of 0%, risk free interest rate of 2.79%, volatility of 87.63%, and estimated life of 5 years. The estimated fair value assigned to the warrants was $4,842,347.

December 3, 2024

On December 3, 2024, the Company raised gross proceeds of CA$35,000,003 ($25,000,002) from the issuance of 5,555,556 units through a non brokered private placement financing at a price CA$6.29 ($4.50). Each unit consisted of one common share of the Company and one-half common share purchase warrant to purchase up to 2,777,778 common shares for a period of five (5) years from the date of closing at a price of $6.00 per share.

The fair value of the share purchase warrants was estimated using the Black Scholes option pricing model with the following weighted average assumptions: dividend yield of 0%, risk free interest rate of 2.91%, volatility of 88.05%, and estimated life of 5 years. The estimated fair value assigned to the warrants was $8,127,620.

The Company incurred other share issuance costs of $597,318 related to these financings.

ATM Financing

During the year ended December 31, 2024, the Company raised gross proceeds of $9,362,235 from the issuance of 5,449,723 common shares at an average price of $1.72 per common share through the EDA. The Agent was paid a commission of 3% or $280,867 on the gross proceeds raised from the ATM.

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

12. WARRANTS AND COMPENSATION OPTIONS

The following table reflects the continuity of warrants and compensation options:

	Historical Average Exercise	Number of Warrants/ Compensation	Historical
	Price	options	Fair value

Balance, January 1, 2022	$7.10	3,021,353	$5,328,455
Fair value of warrant issued on private placement	1.17	563,318	656,734
Historical fair value assigned to warrants exercised	3.90	(72,500)	(79,547)

Balance, December 31, 2022	6.15	3,512,171	5,905,642
Historical fair value assigned to warrants exercised	3.27	(2,364,066)	(4,418,783)
Fair value of expired warrants	4.50	(584,787)	(816,744)
Fair value of warrant issued on public offering	-	1,786,000	-

Balance, December 31, 2023	1.77	2,349,318	670,115
Historical fair value assigned to warrants exercised	0.74	(1,680,395)	(1,260,170)
Fair value of expired warrants	1.17	(14,250)	(16,616)
Fair value of warrants issued on private placements	1.00	11,804,753	11,764,359
Other warrants issued on private placements (1)	-	8,111,112	-
Other warrants exercised (1)	-	(1,598,200)	-

Balance, December 31, 2024	$1.05	18,972,338	$11,157,688

(1)	The fair value of these warrants is included in derivative warrant liability. (Note 10)

13. STOCK OPTIONS AND CONTRIBUTED SURPLUS

Stock Options

On June 21, 2024, shareholders of the Company approved the amendment to the Company’s fixed 20% omnibus equity incentive plan (the “Omnibus Plan”). The Omnibus Plan provides flexibility to the Company to grant different forms of equity based incentive awards to directors, officers, employees and consultants. The Omnibus plan provides the Company with the choice of granting stock options (“Options”), share units (“Share Units”) and deferred share units (“DSUs”). The Omnibus Plan provides that the maximum number of common shares issuable pursuant to awards granted under the Omnibus Plan and pursuant to other previously granted awards is limited to 12,218,458 (the “Number Reserved”). Any subsequent increase in the Number Reserved must be approved by shareholders of the Company and cannot, at the time of the increase, exceed 20% of the number of issued and outstanding shares. Awards vest in accordance with the policies determined by the Board of Directors from time to time consistent with the provisions of the Omnibus Plan which grants discretion to the Board of Directors.

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

13. STOCK OPTIONS AND CONTRIBUTED SURPLUS (Continued)

Stock option transactions and the number of stock options outstanding were as follows:

		Historical
		Weighted Average
	Number of	Exercise
	Options	Price

Balance, January 1, 2022	4,959,617	$4.40
Expired/cancelled	(117,438)	6.02
Exercised	(143,437)	2.85
Granted	2,043,083	3.32

Balance, December 31, 2022	6,741,825	4.10
Expired/cancelled	(182,750)	4.66
Exercised	(268,356)	2.49
Granted	1,002,170	4.11

Balance, December 31, 2023	7,292,889	3.92
Expired/cancelled	(184,996)	5.33
Exercised	(597,151)	1.28
Granted	3,051,482	2.12
Modified options (1)	(7,153,358)	3.92
Repriced options (1)	7,153,358	1.29

Balance, December 31, 2024	9,562,224	$1.47

(1)	During the year ended December 31, 2024, the Company amended 7,153,358 stock options granted to directors, officers, employees and consultants. The amended stock options were initially granted at prices ranging from CA$2.60 to CA$11.90. The amended stock options were repriced to CA$1.75.

During the year ended December 31, 2024, the Company recorded stock-based compensation of $5,469,369 (2023 - $4,201,444, 2022 - $4,436,604) relating to stock options that vested during the year.

The stock options granted and re-priced were valued using the Black-Scholes option pricing model using the following assumptions:

Re-priced stock options

	2024	2024	2023	2022

Weighted average exercise price	$1.29	$2.12	$4.11	$3.32
Weighted average risk-free interest rate	3.47%	2.99% - 3.55%	2.88% - 3.48%	1.80% - 3.48%
Weighted average dividend yield	0%	0%	0%	0%
Weighted average volatility	83.70%	85.73% - 86.97%	82.17% - 82.45%	83.51%
Weighted average estimated life	6.4 years	10 years	10 years	10 years
Weighted average share price	$1.29	$2.12	$4.11	$3.32
Share price on the various grant dates:	$1.29	$4.05 - $4.63	$4.05 - $4.63	$2.72 - $6.71
Weighted average fair value	$0.96	$3.42	$3.42	$2.70

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

13. STOCK OPTIONS AND CONTRIBUTED SURPLUS (Continued)

The underlying expected volatility was determined by reference to the Company’s historical share price movements, its dividend policy and dividend yield and past experience relating to the expected life of granted stock options.

The weighted average remaining contractual life and weighted average exercise price of options outstanding and of options exercisable as at December 31, 2024 are as follows:

Options Outstanding				Options Exercisable
		Historical Weighted Average	Weighted Average Remaining		Historical Weighted Average
Exercise	Number	Exercise	Contractual	Number	Exercise
Range	Outstanding	Price	Life (years)	Exercisable	Price

$0.76 - $1.22	6,510,742	$1.22	5.94	2,471,484	$1.22
$1.23 - $3.04	2,582,659	$1.68	9.39	208,245	$1.72
$3.05 - $5.00	468,823	$3.92	9.87	-	$-

	9,562,224	$1.47	7.07	2,679,729	$1.26

14. LOSS PER SHARE

	2024	2023	2022

Numerator Net loss	$(56,695,823)	$(20,267,365)	$(21,036,690)
Denominator
Weighted average number of common shares outstanding	60,246,653	40,099,752	36,739,857
Weighted average number of common shares outstanding - diluted	60,246,653	40,099,752	36,739,857
Basic and diluted loss per share	$(0.94)	$(0.51)	$(0.57)

The effect of common share purchase options, warrants, compensation warrants and shares to be issued on the net loss in 2024, 2023 and 2022 is not reflected as they are anti-dilutive.

15. COMMITMENTS AND CONTINGENCIES

The Company has operating leases on four facilities; head office located in Toronto, Canada, design and testing operations located in Allentown, Pennsylvania (formerly in San Jose, California) and operating facilities located in Singapore and China. The lease on the Company’s design and testing operations was initiated on April 1, 2021 and expires on March 31, 2025. The lease on the Company’s operating facilities in Singapore terminated on May 31, 2023. The lease was renewed on June 1, 2023 and expires on March 31, 2027. The Company subsequently amended the termination of this lease to March 31, 2025. The Company has expanded its operating facilities in Singapore, as a result it entered into a new lease arrangement on October 1, 2024, expiring March 31, 2030. A security deposit in the amount of $107,890 was placed with the landlord. The lease on the Company’s operating facilities in China was initiated in November 19, 2021 and expired on November 18, 2023. The lease on the operating facility in China was renewed for another three year term, expiring on November 18, 2026. As of December 31, 2024, the Company’s head office was on a month to month lease term.

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

15. COMMITMENTS AND CONTINGENCIES (continued)

Remaining annual lease payments to the lease expiration dates are as follows:

2025	$256,434
2026 and beyond	834,207

$1,090,641

16. RELATED PARTY TRANSACTIONS

Compensation to key management personnel were as follows:

	2024	2023	2022

Salaries	$2,435,726	$2,245,853	$2,244,111
Share-based payments (1)	3,021,067	2,411,669	1,997,891

Total	$5,456,793	$4,657,522	$4,242,002

(1)	Share-based payments are the fair value of options granted to key management personnel and expensed during the various years as calculated using the Black-Scholes model.

All transactions with related parties have occurred in the normal course of operations and are measured at the exchange amounts, which are the amounts of consideration established and agreed to by the related parties.

17. SEGMENT INFORMATION

The Company and its subsidiaries operate in a single segment; the design, manufacture and sale of semiconductor products and services for commercial applications. The Company’s operating and reporting segment reflects the management reporting structure of the organization and the manner in which the chief operating decision maker regularly assesses information for decision making purposes, including the allocation of resources. A summary of the Company’s operations is below:

OPEL, ODIS, POET Shenzhen, SPX and PTS

OPEL, ODIS, POET Shenzhen, SPX and PTS are the designers and developers of the POET Optical Interposer platform and optical engines based on the POET Optical Interposer platform.

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

On a consolidated basis, the Company operates geographically in Singapore, China (collectively “Asia”), the United States and Canada. Geographical information is as follows:

2024
As of December 31,	Asia	US	Canada	Consolidated
Current assets	$1,325,632	$341,240	$53,815,162	$55,482,034
Long-term deposit	107,890	-	-	107,890
Property and equipment	12,256,402	501,280	-	12,757,682
Patents and licenses	-	606,708	-	606,708
Right of use asset	677,553	20,582	-	698,135

Total Assets	$14,367,477	$1,469,810	$53,815,162	$69,652,449

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

17. SEGMENT INFORMATION (Continued)

Year Ended December 31,	Asia	US	Canada	Consolidated
Revenue	$41,427	$-	$-	$41,427

Selling, marketing and administration	(3,329,834)	(6,615,379)	(8,826,208)	(18,771,421)
Research and development	(7,536,414)	(3,618,983)	(179,244)	(11,334,641)
Loss on the acquisition of the remaining interest of SPX	-	-	(6,852,687)	(6,852,687)
Interest expense	(74,644)	(28,029)	-	(102,673)

Loss on fair value of derivative warrant liability	-	-	(20,631,082)	(20,631,082)
Other income, including interest	5,873	-	942,083	947,956
Forgiveness of Covid-19 government support loans	-	-	7,298	7,298

Net loss	$(10,893,592)	$(10,262,391)	$(35,539,840)	$(56,695,823)

2023
As of December 31,	Asia	US	Canada	Consolidated
Current assets	$326,926	$149,227	$2,693,592	$3,169,745
Property and equipment	4,089,653	533,575	-	4,623,228
Patents and licenses	-	502,055	-	502,055
Right of use asset	379,462	102,927	-	482,389

Total Assets	$4,796,041	$1,287,784	$2,693,592	$8,777,417

The Year Ended December 31,	Asia	US	Canada	Consolidated
Revenue	$465,777	$-	$-	$465,777

Selling, marketing and administration	$(2,753,484)	$(6,226,291)	$(1,815,380)	$(10,795,155)
Research and development	(6,249,120)	(3,662,418)	(166,392)	(10,077,930)
Loss on fair value of derivative warrant liability	-	-	(24,865)	(24,865)
Interest expense	(27,906)	(42,276)	-	(70,182)
Gain on contribution of intellectual to joint venture	1,031,807	-	-	1,031,807
Other income, including interest	-	-	234,990	234,990
Share of loss in joint venture	(1,031,807)	-	-	(1,031,807)

Net loss	$(8,564,733)	$(9,930,985)	$(1,771,647)	$(20,267,365)

2022
As of December 31,	Asia	US	Canada	Consolidated
Current assets	$664,658	$133,501	$8,770,035	$9,568,194
Property and equipment	4,496,734	573,773	-	5,070,507
Patents and licenses	-	510,705	-	510,705
Right of use asset	55,775	185,272	-	241,047

Total Assets	$5,217,167	$1,403,251	$8,770,035	$15,390,453

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

17. SEGMENT INFORMATION (Continued)

The Year Ended December 31,	Asia	US	Canada	Consolidated
Revenue	$552,748	$-	$-	$552,748

Selling, marketing and administration	(2,121,596)	(5,885,970)	(1,508,705)	(9,516,271)
Research and development	(6,344,016)	(4,205,177)	(197,550)	(10,746,743)
Gain on contribution of intellectual property to joint venture	1,746,987	-	-	1,746,987
Interest expense	(17,701)	(32,037)	-	(49,738)
Forgiveness of Covid-19 government support loans	-	-	-	-
Other income, including interest	-	-	188,320	188,320
Share of loss in joint venture	(3,211,993)	-	-	(3,211,993)

Net loss	$(9,395,571)	$(10,123,184)	$(1,517,935)	$(21,036,690)

18. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company’s financial instruments consist of cash and cash equivalents, short-term investments, deposit, covid-19 government support loans, convertible debt, contract liabilities, derivative warrant liability and accounts payable and accrued liabilities. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest risk arising from these financial instruments. The Company estimates that carrying value of these instruments approximates fair value due to their short term nature.

The Company has classified financial assets and (liabilities) as follows at December 31:

	2024	2023	2022
Financial assets, measured at amortized cost:
Cash and cash equivalents	$37,143,759	$3,019,069	$9,229,845
Short-term investments	$16,672,811	$-	$-
Accounts receivable	$7,257	$-	$62,842
Other liabilities, measured at amortized cost:
Accounts payable and accrued liabilities	$(5,970,537)	$(2,301,457)	$(3,362,430)
Covid-19 government support loans	$-	$(30,200)	$(29,520)
Contract liabilities	$-	$-	$(274,192)
Convertible debt	$(6,500,000)	$-	$-
Fair value through profit or loss (FVTPL):
Derivative warrant liability	$(35,750,607)	$(1,002,264)	$-

Exchange Rate Risk

The functional currency of each of the entities included in the accompanying consolidated financial statements is the local currency where the entity is domiciled. Functional currencies include the Chinese Yuan, US, Singapore and Canadian dollar. Most transactions within the entities are conducted in functional currencies. None of the entities included in the consolidated financial statements engage in hedging activities. The Company is exposed to a foreign currency risk when its subsidiaries hold current assets or current liabilities in currencies other than its functional currency. A 10% change in foreign currencies held would increase or decrease other comprehensive loss by $3,200,000.

Liquidity Risk

The Company currently does not maintain credit facilities. The Company’s existing cash and cash resources are considered sufficient to fund operating and investing activities beyond one year from the date of these consolidated financial statements. The Company may, however, need to seek additional financing in the future.

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

19. CAPITAL MANAGEMENT

In the management of capital, the Company includes shareholders’ equity (excluding accumulated other comprehensive loss and deficit) and cash, cash equivalents and short-term investments. The components of capital on December 31, 2024 were:

Cash, cash equivalents and short-term investments	$53,816,570
Shareholders’ equity, excluding deficit and accumulated other comprehensive loss	$293,624,823

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

The Company reviews its capital management approach on an ongoing basis.

20. EXPENSES

Research and development costs can be analysed as follows:

	2024	2023	2022

Wages and benefits	$4,388,075	$4,298,207	$4,267,937
Subcontract fees	2,134,948	1,864,122	2,946,729
Stock-based compensation	2,091,583	1,539,235	2,054,187
Supplies	2,720,035	2,376,366	1,477,890

	$11,334,641	$10,077,930	$10,746,743

Selling, marketing and administration costs can be analysed as follows:

Stock-based compensation	$3,377,786	$2,662,209	$2,382,417
Wages and benefits	2,975,488	2,649,770	2,648,862
Professional fees	1,936,592	1,744,771	1,173,743
General expenses	1,798,643	1,681,899	1,860,762
Depreciation and amortization	2,020,195	1,922,140	1,293,158
Finance advisory fees	6,501,799	-	-
Rent and facility costs	160,918	134,366	157,329

	$18,771,421	$10,795,155	$9,516,271

21. REVENUE

Disaggregated Revenues

The Company disaggregates revenue by timing of revenue recognition, that is, at a point in time and revenue over time. During the year ended December 31, 2024, the Company recognized $41,427 (2023 - $465,777, 2022 - $552,748) from non-recurring engineering services and product sales. The revenue is recognized over time.

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

22. INCOME TAXES

The following table reconciles the expected income tax recovery at the Canadian statutory income tax rate of 26.5% for 2024 (2023 - 26.5%, 2022 - 26.5%) to the amounts recognized in operations.

For the Year Ended December 31,	2024	2023	2022

Net loss before taxes	$(56,695,823)	$(20,267,365)	$(21,036,690)

Expected current income tax recovery	$15,024,000	$5,370,852	$5,574,723
Change in statutory, foreign tax, foreign exchange rates and other	(1,717,000)	-	-
Amounts not deductible for tax purposes	(8,988,000)	(1,113,000)	(1,177,000)
Other deductible items	232,000	191,000	161,000
Adjustment to prior years provision versus statutory tax returns and expiry of non capital losses	6,623,000	-	-
Other non deductible items	-	(69,000)	(66,000)
Change in unrecognized deductible temporary differences	(11,174,000)	-	-
Non taxable gain (loss)	-	-	(388,000)
Deferred R&D expenses, net	-	(459,000)	(627,000)
Foreign tax differential	-	(905,538)	(828,000)
Unrecognized tax losses	-	(3,015,314)	(2,649,723)
Income tax recovery recognized	$-	$-	$-

The following table reflects future income tax assets at December 31:

	2024	2023	2022

Resource assets	$827,000	$1,024,271	$1,024,271
Gross unamortized share issue costs	1,280,000	810,000	1,081,250
Capitalized S.174 expenses	10,088,000	5,900,000	2,368,000
Canadian non-capital losses	27,466,000	22,585,000	21,955,000
Canadian capital losses	5,252,000	5,300,000	5,156,000
US non-capital losses	98,396,000	95,300,000	93,000,000
Singapore non-capital losses	18,254,000	19,300,000	13,800,000
Property and equipment	4,783,000	-	-

	166,346,000	150,219,271	138,384,521
Unrecognized deferred tax assets	(166,346,000)	(150,219,271)	(138,384,521)

Deferred income tax assets recognized	$-	$-	$-

23. COVID-19 GOVERNMENT SUPPORT LOANS

On April 9, 2020, the Canadian government launched the Canada Emergency Business Account (“CEBA”) which is intended to support businesses during COVID19 by providing interest free financing of up to $30,200 (CA$40,000) until December 31, 2023. If 75% of the loan is repaid by December 31, 2023 (extended to January 18, 2024), the loan recipient will be eligible for a loan forgiveness of the remaining 25% of the amount loaned. On April 15, 2020, the Company received a loan in the amount of $30,200 through the CEBA. If the loan has not been repaid by January 18, 2024, the outstanding amount will be automatically extended for an additional two years at 5% interest per annum payable monthly and maturing on December 31, 2025. The Company repaid 75% of the amount borrowed on January 15, 2024. The balance was forgiven, resulting in a gain of $7,298.

24. SUBSEQUENT EVENTS

Subsequent to December 31, 2024, the Company raised gross proceeds of $4,344,135 from the exercise of 1,562,644 stock options and warrants.

Page 35