Form 20-F
period 2025-12-31
POET TECHNOLOGIES INC.
filed 2026-03-31
CIK 1437424

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2025

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

132,290,739 Common Shares, no par value

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

POET TECHNOLOGIES INC.

FORM 20-F ANNUAL REPORT

INTRODUCTION

POET Technologies Inc. is organized under the Business Corporations Act (Ontario). In this Annual Report on Form 20-F (the “Annual Report”), the “Company”, “we”, “our”, “POET” and “us” refer to POET Technologies Inc. and its subsidiaries (unless the context otherwise requires). We refer you to the documents attached as exhibits hereto for more complete information than may be contained in this Annual Report. Our principal Canadian corporate offices are located at Suite 1107, 120 Eglinton Avenue East, Toronto, Ontario M4P 1E2, Canada. Our telephone number in Toronto is (416) 368-9411.

We file reports and other information with the United States Securities and Exchange Commission (“SEC”) located at 100 F Street NE, Washington, D.C. 20549. You may obtain copies of our filings with the SEC by accessing their website located at www.sec.gov. We also file reports under Canadian regulatory requirements on SEDAR+. you may access our reports filed on SEDAR+ by accessing the website www.sedarplus.ca.

This Annual Report (including the consolidated audited financial statements for the years ended December 31, 2025, 2024 and 2023 attached thereto, together with the auditors’ report thereon), and the exhibits thereto shall be deemed to be incorporated by reference as exhibits to (1) the registration statement on Form F-3 (File N. 333-292868), filed by the Company with the SEC on January 22, 2026 (the “Shelf Registration Statement”), (2) the registration statement on Form F-3 (File No. 333-291848), filed by the Company with the SEC on November 28, 2025, (3) the registration statement on Form S-8 (File No. 333-290470), filed by the Company with the SEC on September 23, 2025, (4) the registration statement on Form F-10 (File No. 333-280553), filed by the Company with the SEC on June 28, 2024, as amended by Amendment No. 1 thereto filed with the SEC on September 9, 2024 and (5) the registration statement on Form F-3 (File No. 333-273853) filed by the Company with the SEC on August 9, 2023, and to be a part thereof from the date on which this report was filed, in each case, to the extent not superseded by documents or reports subsequently filed or furnished.

Business of POET Technologies Inc.

The Company is incorporated under the laws of the Province of Ontario. The Company’s shares trade under the symbol “POET” on the Nasdaq Capital Market (“Nasdaq”) in the U.S.

POET Technologies is a design and development company offering photonic integrated packaging solutions based on the POET Optical Interposer™, a novel platform that allows the seamless integration of electronic and photonic devices onto a single chip using advanced wafer-level semiconductor manufacturing techniques. The semiconductor industry has adopted the term “Wafer-Level Chip-Scale Packaging” (or “WLCSP”) to describe similar approaches within the semiconductor industry. POET’s Optical Interposer eliminates costly components and labor-intensive assembly, alignment, and testing methods employed in conventional photonics. We believe the cost-efficient integration scheme and scalability of the POET Optical Interposer brings value to devices or systems that integrate electronics and photonics, including high-growth areas of communications and computing. The emergence of Artificial Intelligence (AI) systems over the past few years has placed extraordinary demands on cloud-based AI service providers and hyperscale data centers for increases in network speeds and bandwidth and decreases in latency. We believe that chip-scale integration is essential to developing hardware that can meet such demands and that POET is on the forefront of providing scalable solutions for current and future AI systems.

POET targeted as the first application of the Optical Interposer the development of optical engines for optical transceivers used in internet data centers. Optical Engines include all the passive and active components related to the production, manipulation, and detection of light within an Optical Transceiver. Optical Transceivers plug into switches and servers within the data center and allow these network devices to send and receive data over fiber-optic cables. We chose this market because it is large in size, has established standards for device performance, and the unit volumes of devices shipped annually are exceptionally high. It is a market in which our advantages of chip-scale integration, power consumption and ability to scale rapidly allow us to be competitive with other suppliers.

The rapid growth of AI software systems represents a profound opportunity for POET. We believe that the rapid growth of software services, including large language models and agents, can only be sustained with hardware that meets the challenges of increasing speed and bandwidth, lower latency, lower power consumption, lower cost, and the ability to scale to the volumes that will be required by data centers globally. POET meets these challenges in two ways: first, by providing to the makers of pluggable optical transceiver modules fully-integrated, chip-scale Optical Engines that perform at the levels that are now being deployed in the most advanced AI clusters at speeds of 800Gbs (gigabits per second) and 1.6 Tbs (terabits per second); and second, by offering unique, proprietary Light Source products based on our Optical Interposer technology that address newly emerging architectures in data centers that are based on chip-to-chip data transfer using light, rather than electrons. The combination of POET’s focus on leading-edge Optical Transceivers and Light Source products for next generation data center architectures essentially places POET among a small number of suppliers globally that are truly “pure play” AI hardware companies.

Net loss for the year ended December 31, 2025 was $62,963,213. The net loss included $18,084,303 incurred for research and development activities directly related to the development and commercialization of the POET Optical Interposer and POET Optical Engine products. Research and development included non-cash costs of $2,216,914 related to stock-based compensation. $25,081,957 was incurred for selling, marketing and administration expenses which included non-cash costs of $3,890,138 related to stock-based compensation and $3,315,899 related to depreciation and amortization.

The Company incurred $144,046 in interest costs, all of which was non-cash. Additionally, non-cash costs of $25,280,833 were incurred as fair value adjustment to the derivative warrant liability.

Total non-cash operating costs were approximately $35,000,000.

The Company’s statement of financial position as of December 31, 2025 reflects assets with a book value of $328,572,438 compared to $69,652,449 as of December 31, 2024. Ninety six percent (96%) of the book value at December 31, 2025 was in current assets consisting primarily of cash, cash equivalents and short-term investments of $313,398,303 compared to eighty (80%) of the book value as of December 31, 2024, which consisted primarily of cash and cash equivalents of $53,816,570.

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

Cautionary Statements Regarding Forward-Looking Statements

This Annual Report on Form 20-F and other publicly available documents, including the documents incorporated herein and therein by reference contain forward-looking statements and forward-looking information within the meaning of U.S. and Canadian securities laws, respectively (collectively, “forward-looking statements”). Forward-looking statements can generally be identified by the use of forward- looking terminology or words, such as, “continues”, “with a view to”, “is designed to”, “pending”, “predict”, “potential”, “plans”, “expects”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, and similar expressions or variations thereon, or statements that events, conditions or results “can”, “might”, “will”, “shall”, “may”, “must”, “would”, “could”, or “should” occur or be achieved and similar expressions in connection with any discussion, expectation, or projection of future operating or financial performance, events or trends. Forward-looking statements are based on management’s current expectations and assumptions, which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict.

Our actual results, performance and achievements may differ materially from those expressed in, or implied by, the forward-looking statements in this Annual Report as a result of various risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of the Company, including without limitation:

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

We are subject to various risks, including those described below, which could materially adversely affect our business, financial condition and results of operations and, in turn, the value of our securities. In addition, other risks not presently known to us or that we currently believe to be immaterial may also adversely affect our business, financial condition and results of operations, perhaps materially. The risks discussed below also include forward-looking statements that involve risks and uncertainties. The Company’s actual results may differ materially from the results discussed in the forward-looking statements and information Factors that might cause such differences include those discussed. Before making an investment decision with respect to any of our securities, you should carefully consider the following risks and uncertainties described below and elsewhere in this Annual Report. See also “Cautionary Statement Regarding Forward-Looking Statements.”

Risks Related to Our Business

We have a history of large operating losses. We may not be able to achieve or sustain profitability in the future and as a result we may not be able to maintain sufficient levels of liquidity.

We have historically incurred losses and negative cash flows from operations since our inception. As of December 31, 2025, we had an accumulated deficit of approximately $297,000,000.

As of December 31, 2025, we held $313,398,303 in cash, cash equivalents and short-term investments. We had working capital of $170,708,559. The working capital includes non-cash current liabilities of $135,631,585 related to derivative warrant liability and $5,800,000 in convertible debt which will be paid over a period of four years, however, the holder has the right to convert any unpaid amount into shares of the Company at its discretion and it is therefore classified as current.

We have engaged in, and in the future may engage in, strategic transactions, investments and other arrangements that could disrupt our business, cause dilution to our shareholders, reduce our financial resources and harm our operating results.

We have previously engaged in strategic transactions, and, in the future, we may pursue opportunities to engage in additional strategic transactions, including transactions with companies in financial distress. Our ability to grow through future transactions will depend on the availability of, and our ability to identify, suitable acquisition and investment opportunities at an acceptable cost, our ability to compete effectively to attract those opportunities and the availability of cash or financing to complete such acquisitions. Future acquisitions may require us to (i) issue common shares that would dilute our current shareholders’ percentage ownership, (ii) assume or otherwise be subject to liabilities of an acquired company, (iii) record goodwill and non-amortizable intangible assets that will be subject to impairment testing on a regular basis and potential periodic impairment charges, (iv) incur amortization expenses related to certain intangible assets, and (v) incur acquisition and integration costs. Although we and our advisors conduct due diligence on the operations of the businesses we acquire, there can be no guarantee that we will be aware of all liabilities associated with an acquired company. These liabilities, and any additional risks and uncertainties related to an acquired company not known to us or that we may deem immaterial or unlikely to occur at the time of the acquisition, could negatively impact our future business, financial condition, and results of operations.

There is no guarantee that we will realize the intended benefits of any particular acquisition in a timely manner, to the extent anticipated or at all. We may experience difficulties integrating the operations, technologies and personnel of an acquired company, including difficulties associated with managing the resulting larger and more complex company, aligning administrative and corporate structures, standards, controls, procedures and policies, integrating business cultures, hiring and retaining key employees, conforming compensation and benefits structures, coordinating geographically dispersed operations, and delivering on our strategy going forward. Such integration may divert management’s attention from operating our business and may necessitate reallocating resources, both financially and otherwise.

The process of developing new, technologically advanced photonic products using semiconductor processing techniques is highly complex and uncertain, and we cannot guarantee a positive result.

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

The optical data communications industry in which we have chosen to operate is subject to significant risks, including rapid growth and volatility, dependence on rapidly changing underling technologies, market and political risks and uncertainties and extreme competition. We cannot guarantee that we will be able to anticipate or overcome any or all of these risks and uncertainties, especially as a relatively small company operating in an environment dominated by large, well-capitalized competitors with substantially more resources.

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

The Company has subsidiaries incorporated in the U.S., Singapore, China and Malaysia. Certain directors and officers reside outside of Canada, and substantially all of the assets of these persons are located outside of Canada. It may not be possible for Investors to effect service of process against the Company’s directors, officers and subsidiaries who are not resident or located in Canada. In the event a judgment is obtained in a Canadian court against one or more of the Company’s directors or officers for violations of Canadian securities laws or otherwise, it may not be possible to enforce such judgment against those directors and officers not resident in Canada. Additionally, it may be difficult for an investor, or any other person or entity, to assert Canadian securities law claims or otherwise in original actions instituted in the jurisdictions where the Company’s subsidiaries are located. Courts in these jurisdictions may refuse to hear a claim based on a violation of Canadian securities laws or otherwise on the grounds that such jurisdiction is not the most appropriate forum to bring such a claim. Even if a foreign court agrees to hear a claim, it may determine that the local law, and not Canadian law, is applicable to the claim. If Canadian law is found to be applicable, the content of applicable Canadian law must be proven as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by foreign law. In addition, the enforcement by investors of civil liabilities under the U.S. federal or state securities laws may be adversely affected by the fact that several of the Company’s officers and directors reside outside of the U.S. and that all, or a substantial portion, of their assets and a portion of our assets, are located outside the U.S. It may not be possible for an investor to effect service of process within the U.S. on, or enforce judgments obtained in the U.S. courts against, us, certain of our subsidiaries or certain of our directors and officers based upon the civil liability provisions of U.S. federal securities laws or the securities laws of any state of the U.S. In light of the above, there is doubt as to whether a judgment of a U.S. court based solely upon the civil liability provisions of U.S. federal or state securities laws would be enforceable against the Company, certain of its subsidiaries or the Company’s directors and officers.

There is doubt as to whether a judgment of a United States court based solely upon the civil liability provisions of United States federal or state securities laws would be enforceable in Canada against the Company or the Company’s directors and officers. There is also doubt as to whether an original action could be brought in Canada against the Company or the Company’s directors and officers to enforce liabilities based solely upon United States federal or state securities laws.

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

The current target market for our Optical Interposer-based optical engines and light source products is the data center market for data communications within the data center and beyond. We have limited experience in selling products in this market. We may not be successful in developing a product for this market and even if we do, it may never gain widespread acceptance by large data center operators. If our expectations for the growth of the data center / datacom market are not realized, our financial condition or results of operations may be adversely affected.

Customer demand is difficult to forecast accurately and, as a result, we may be unable to match production with customer demand.

We make planning and spending decisions, including determining the levels of business that we will seek and accept, production schedules, component procurement commitments, personnel needs and other resource requirements, based on our estimates of product demand and customer requirements. Our products are typically sold pursuant to individual purchase orders. While our customers may provide us with their demand forecasts, they are typically not contractually committed to buy any quantity of products beyond firm purchase orders. Furthermore, many of our customers may increase, decrease, cancel or delay purchase orders already in place without significant penalty. The short-term nature of commitments by our expected customers and the possibility of unexpected changes in demand for their products reduce our ability to accurately estimate future customer requirements. If any of our customers decrease, stop or delay purchasing our products for any reason, we will likely have excess manufacturing capacity or inventory, and our business and results of operations would be harmed.

The markets in which we operate are highly competitive, which could result in lost sales and lower revenues.

The market for optical components and modules is highly competitive, and this competition could result in our existing customers moving their orders to our competitors. We are aware of a number of companies that have developed or are developing integrated optical products, including silicon photonics engines, remote light sources, pluggable components, modules and subsystems, photonic integrated circuits, among others, that compete (or may in the future compete) directly with our current and proposed product offerings.

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

We depend on a limited number of suppliers of wafers and components for our integrated photonic solutions, and on contract manufacturers for our optical interposer production activities. Some of these suppliers are sole source suppliers. We typically have not entered into long-term agreements with our suppliers. As a result, these suppliers generally may stop supplying us materials and other components at any time. Our reliance on a sole supplier or limited number of suppliers could result in delivery problems, reduced control over technology development, product development, pricing and quality, and an inability to identify and qualify another supplier in a timely manner. Some of our suppliers that may be small or under-capitalized may experience financial difficulties that could prevent them from supplying us materials and other components. In addition, our suppliers, including our sole source suppliers, may experience manufacturing delays or shutdowns due to circumstances beyond their control such as pandemics, earthquakes, floods, fires, labor unrest, political unrest or other natural disasters. A change in supplier could require technology transfer that could require multiple iterations of test wafers. This could result in significant delays in resumption of production.

Any supply deficiencies relating to the quality or quantities of materials or equipment we use to manufacture our products could materially and adversely affect our ability to fulfill customer orders and our results of operations. Lead times for the purchase of certain materials, components and equipment from suppliers have increased and, in some cases, have limited our ability to rapidly respond to increased demand, and may continue to do so in the future. To the extent we introduce additional contract manufacturing partners, introduce new products with new partners and/or move existing internal or external production lines to new partners, we could experience supply disruptions during the transition process. In addition, due to our customers’ requirements relating to the qualification of our suppliers and contract manufacturing facilities and operations, we cannot quickly enter into alternative supplier relationships, which prevent us from being able to respond immediately to adverse events affecting our suppliers.

Our international business and operations expose us to additional risks.

We have significant tangible assets located outside Canada and the United States. Conducting business outside Canada and the United States subjects us to a number of additional risks and challenges, including:

●	periodic changes in a specific country’s or region’s economic conditions, such as recession;
●	licenses, tariffs and other trade barriers;
●	the provision of services may require export licenses;
●	environmental regulations;
●	certification requirements;
●	fluctuations in foreign currency exchange rates;
●	inadequate protection of intellectual property rights in some countries;
●	preferences of certain customers for locally produced products;
●	potential political, legal and economic instability, foreign conflicts, and the impact of regional and global infectious illnesses in the countries in which we and our customers, suppliers and contract manufacturers are located;
●	Canadian and U. S. and foreign anticorruption laws;
●	seasonal reductions in business activities in certain countries or regions; and
●	fluctuations in freight rates and transportation disruptions.

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

Our future success depends, in large part, on our ability to attract and retain key personnel, including executive management. Competition for highly skilled technical and management personnel is extremely intense and we may face difficulty identifying and hiring qualified engineers and managers in many areas of our business. We may not be able to hire and retain such personnel at compensation levels consistent with our existing compensation and salary structure. Our future success also depends on the continued contributions of our executive management team and other key management and technical personnel, each of whom would be difficult to replace. The loss of services of these or other executive officers or key personnel or the inability to continue to attract qualified personnel could have a material adverse effect on our business.

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

Preparing our consolidated financial statements involves a number of complex manual and automated processes, which are dependent upon individual data input or review and require significant management judgment. One or more of these elements may result in errors that may not be detected and could result in a material misstatement of our consolidated financial statements. The Sarbanes-Oxley Act in the U.S. requires, among other things, that as a publicly traded company we disclose whether our internal control over financial reporting and disclosure controls and procedures are effective. Until December 31, 2021 we qualified as an “emerging growth company” under the JOBS Act, and, as a result, were exempted from certain SEC reporting requirements, including those requiring registrants to include an auditor’s report regarding the Company’s internal controls as part of such registrant’s periodic reports. Our “emerging growth company” status expired on December 31, 2021. The report of our auditors regarding the effectiveness of our internal controls over disclosure and financial reporting as of December 31, 2025 is attached as an exhibit to this annual report.

Our internal control over financial reporting cannot guarantee that no accounting errors exist or that all accounting errors, no matter how immaterial, will be detected because a control system, no matter how well designed and operated, can provide only reasonable, but not absolute assurance that the control system’s objectives will be met. If we are unable to implement and maintain effective internal control over financial reporting, our ability to accurately and timely report our financial results could be adversely impacted. This could result in late filings of our annual and quarterly reports under the Securities Act (Ontario) and the Securities Exchange Act of 1934 (the “Exchange Act”), restatements of our consolidated financial statements, a decline in our stock price, suspension or delisting of our common shares by Nasdaq, or other material adverse effects on our business, reputation, results of operations or financial condition.

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

We may not be able to obtain additional capital if and when desired, on favorable terms or at all.

We operate in a market that makes the likelihood of our success difficult to evaluate and, to remain competitive, we will be required to make continued investments in capital equipment, facilities and technology. Additional capital may be required to continue technology and product development, to expand our contract manufacturing capacity if we need to do so and to fund working capital for anticipated growth. If we do not generate sufficient cash flow from operations or otherwise have the capital resources to meet our future capital needs, we may need additional financing to implement our business strategy.

The Company may need to raise additional capital in the future to fund more rapid expansion, respond to competitive pressures, acquire complementary businesses or technologies or take advantage of unanticipated opportunities, and it may seek to do so through public or private financing, strategic relationships or other arrangements. The ability of the Company to secure any such financing will depend in part upon prevailing capital market conditions and business success. There can be no assurance that the Company will be successful in its efforts to secure any additional financing on terms satisfactory to management or at all. Even if such funding is available, the Company cannot predict the size of future issues of common shares or securities convertible into common shares or the effect, if any, that any future issues and sales of common shares may have on the price of the Company’s common shares.

If the Company raises additional capital through the issuance of equity securities, the percentage ownership of the Company’s existing shareholders may be reduced, and such existing shareholders may experience additional dilution in net book value per share. Any such newly issued equity securities may also have rights, preferences or privileges senior to those of the holders of the common shares.  If additional funds are raised through the incurrence of indebtedness, such indebtedness may involve restrictive covenants that impair the ability of the Company to pursue its growth strategy and other aspects of its business plan, expose the Company to greater interest rate risk and volatility, require the Company to dedicate a substantial portion of its cash flow from operations to payments on its indebtedness, thereby reducing the availability of its cash flow to fund working capital and capital expenditures, increase the Company’s vulnerability to general adverse economic and industry conditions, place the Company at a competitive disadvantage compared to its competitors that have less debt, limit the Company’s ability to borrow additional funds, and heighten the possible effects of the other risks discussed in these risk factors. In connection with any such future capital raising transaction, whether involving the issuance of equity securities or the incurrence of indebtedness, the Company may be required to accept terms that restrict its ability to raise additional capital for a period of time, which may limit or prevent the Company from raising capital at times when it would otherwise be opportunistic to do so.

Our ability to use our net operating losses and certain other tax attributes may be limited.

As of December 31, 2025, we had accumulated net operating losses (“NOLs”), of approximately $180 million. Varying jurisdictional tax codes have restrictions on the use of NOLs, if a corporation undergoes an “ownership change,” the Company’s ability to use its pre-change NOLs, R&D credits and other pre-change tax attributes to offset its post-change income may be limited. An ownership change is generally defined as a greater than 50% change in equity ownership. Based upon an analysis of our equity ownership, we do not believe that we have experienced such ownership changes and therefore our annual utilization of our NOLs is not limited. However, should we experience additional ownership changes, our NOL carry forwards may be limited.

We are subject to governmental export and import controls that could subject us to liability or impair our ability to compete in international markets. Such controls have increased for companies in China under the US government’s “control list”, and may further limit or impair our ability to use certain sub-contractors or to sell directly to companies on the list

We are subject to export and import control laws, trade regulations and other trade requirements that limit which raw materials and technology we can import or export and which products we sell and where and to whom we sell our products. Specifically, the Bureau of Industry and Security of the U.S. Department of Commerce is responsible for regulating the export of most commercial items that are so called dual-use goods that may have both commercial and military applications. A limited number of our products are exported by license under certain classifications. Export Control Classification requirements are dependent upon an item’s technical characteristics, the destination, the end-use, and the end-user, and other activities of the end-user. Should the regulations applicable to our products change, or the restrictions applicable to countries to which we ship our products change, then the export of our products to such countries could be restricted. As a result, our ability to export or sell our products to certain countries could be restricted, which could adversely affect our business, financial condition and results of operations. Changes in our products or any change in export or import regulations or related legislation, shift in approach to the enforcement or scope of existing regulations, or change in the countries, persons or technologies targeted by such regulations, could result in delayed or decreased sales of our products to existing or potential customers. In such event, our business and results of operations could be adversely affected.

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

Our operations in the U.S., Canada, Singapore, Malaysia and China could be subject to significant risk of natural disasters, including earthquakes, hurricanes, typhoons, flooding and tornadoes, as well as other catastrophic events, such as epidemics, terrorist attacks or wars. For example, our testing facility in Singapore is in an area that is susceptible to hurricanes. Any disruption in our facilities or those of our contractors and suppliers arising from these and other natural disasters or other catastrophic events could cause significant delays in the production or shipment of our products until we are able to arrange for third parties to manufacture our products. We may not be able to obtain alternate capacity on favorable terms or at all. Our property insurance coverage with respect to natural disaster is limited and is subject to deductible and coverage limits. Such coverage may not be adequate or continue to be available at commercially reasonable rates and terms. The occurrence of any of these circumstances may adversely affect our financial condition and results of operation.

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

Tariffs may adversely impact our supply chain and cost structure.

The current U.S. presidential administration previously significantly increased tariffs on U.S. imports. In 2026, the current U.S. presidential administration has continued to threaten the enactment of additional tariffs on Canada that could be as high as 100%. These tariffs have been in many cases amended, postponed, or changed in other ways since their initial announcements, including a subsequent exemption for goods compliant with the United States-Mexico-Canada Agreement (USMCA), which the U.S. presidential administration is reportedly considering pulling out of. Although the United States Supreme Court recently struck down many of the administration’s tariffs as unconstitutional, the administration has responded by initiating investigations under the Trade Act of 1974 against certain countries, including Canada, whose goal is to reimpose the tariffs through alternate means. This has resulted in uncertainty over the quantum and duration of tariffs, and this lack of clarity has made it difficult to manage and mitigate the impacts of tariffs. In response to these tariffs, other countries have limited their trade with the United States and have retaliated through their own restrictions and/or increased tariffs, among other actions. In particular, there is uncertainty regarding U.S. tariffs and support for existing treaty and trade relationships, including with Canada, which has been targeted by the current U.S. presidential administration and there is substantial uncertainty as to further actions that may be taken under the current U.S. presidential administration with respect to U.S. trade policy.

The implementation of new tariffs or changes to existing trade policies, particularly in the United States, may negatively affect POET’s global supply chain and cost structure, or otherwise negatively impact us, which may have a material adverse effect on our business, financial condition and operations. Tariffs on imported components or finished goods could increase the cost of materials and manufacturing, leading to higher overall production expenses. This could impact the company’s profitability, pricing strategies, and competitive positioning in key markets. In addition, this uncertainty may adversely impact: (i) the ability of companies to transact business with companies such as us; (ii) global stock markets (including Nasdaq); and (iii) general global economic conditions. While POET continues to evaluate strategies to mitigate these risks, including potential alternative sourcing options, the unpredictability of future trade policies presents a significant challenge that could adversely affect the company’s financial performance.

Risks Related to Our Common Shares

Our stock price has been and may continue to be volatile.

The trading price for our common shares on Nasdaq has been and is likely to continue to be highly volatile. The U.S. market for our shares has been slow to develop, and if and as such a market develops, prices are likely to be continue to be highly volatile. The market prices for securities of early-stage technology companies have historically been highly volatile.

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

As of March 20, 2026, our 52-week high and low closing market prices for our common shares on Nasdaq were $9.22 and $3.21. In the past, following periods of volatility in the market price of a company’s securities, securities class-action litigation has often been brought against that company. We may become involved in this type of litigation in the future. Litigation of this type may be expensive to defend and may divert our management’s attention and resources from the operation of our business

Future sales of common shares, or the prospect of future sales, may depress our stock price. The exercise of share purchase options and warrants will create dilution which could adversely affect the Company’s shareholders.

Sales of a substantial number of common shares, or the perception that sales could occur, could adversely affect the market price of our common shares. Additionally, as of March 20, 2026, there were outstanding options to purchase up to 5,792,465 of our common shares and outstanding warrants to purchase 37,364,941 of our common shares. The holders of these options and warrants have an opportunity to profit from a rise in the market price of our common shares with a resulting dilution in the interests of the other shareholders. The existence of these options and warrants may adversely affect the terms on which we may be able to obtain additional financing. The weighted average exercise price of issued and outstanding options is $1.93, the weighted average exercise price of warrants is $5.71, which compares to the $5.93 market price at closing on March 20, 2026. If all of these securities were exercised, an additional 43,157,406 common shares would become issued and outstanding. This represents an increase of 28.35% in the number of shares issued and outstanding and would result in significant dilution to current shareholders.

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

Neither Canadian law nor our Articles or By-laws limit the right of a non-resident to hold or vote common shares of the Company, other than as provided in the Investment Canada Act (the “Investment Act”), as amended by the World Trade Organization Agreement Implementation Act (the “WTOA Act”). The Investment Act generally prohibits implementation of a direct reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a “Canadian,” as defined in the Investment Act (a “non-Canadian”), unless, after review, the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in the common shares of the Company by a non-Canadian (other than a “WTO Investor,” as defined below) would be reviewable under the Investment Act if it were an investment to acquire direct control of the Company, and the value of the assets of the Company were CAD$5.0 million or more (provided that immediately prior to the implementation of the investment the Company was not controlled by WTO Investors). An investment in common shares of the Company by a WTO Investor (or by a non- Canadian other than a WTO Investor if, immediately prior to the implementation of the investment the Company was controlled by WTO Investors) would be reviewable under the Investment Act if it were an investment to acquire direct control of the Company and the value of the assets of the Company equaled or exceeded certain threshold amounts determined on an annual basis. The threshold for a pre-closing net benefit review depends on whether the purchaser is: (a) controlled by a person or entity from a member of the WTO; (b) a state-owned enterprise (SOE); or (c) from a country considered a “Trade Agreement Investor” under the Investment Act. A different threshold also applies if the Canadian business carries on a cultural business.

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

As a “foreign private issuer,” as defined under the U.S. securities laws, we are exempt from certain sections of the Exchange Act. In particular, we are exempt from the proxy statement rules that are applicable to domestic U.S. issuers and the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act. The Company submits its proxy materials and annual meeting of shareholder information (which are prepared in accordance with Canadian standards) by filing a Form 6-K with the SEC, although those documents typically have more limited information than the corresponding documents required to be filed by U.S. domestic issuers, which results in our shareholders having less complete and timely data, including, among others, with respect to disclosure of: (i) personal and corporate relationships and age of directors and officers; (ii) material legal proceedings involving the Company, affiliates of the Company, and directors, officers promoters and control persons; (iii) the identity of principal shareholders and certain significant employees; (iv) related party transactions; (v) audit fees and change of auditors; (vi) voting policies and procedures; (vii) executive compensation; and (viii) composition of the Compensation Committee. In addition, in light of the Company’s status as a foreign private issuer, the officers, directors and principal shareholders of the Company are exempt from the short-swing insider disclosure and profit recovery provisions of Section 16 of the Exchange Act. Although Section 8103 of the National Defense Authorization Act for Fiscal Year 2026, named the “Holding Foreign Insiders Accountable Act”, which was signed into law in the U.S. on December 18, 2025, requires the directors and officers of certain foreign private issuers to make insider reports under Section 16(a) of the Exchange Act, effective March 18, 2026, the Company’s directors and officers remain exempt because the Company is organized in Canada and its directors and officers are subject to the insider reporting requirements of Canada’s National Instrument 55-104. Therefore, the Company’s securityholders may not know on as timely a basis when its officers, directors and principal shareholders purchase or sell securities of the Company as the reporting periods under the corresponding Canadian insider reporting requirements are longer. The foregoing exemption results in our shareholders having less data in that regard than is made available by U.S. domestic issuers.

As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq’s corporate governance listing standards.

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

The Company will likely lose its foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant additional legal, accounting and other costs and expenses.

We are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2026. In order to maintain our current status as a foreign private issuer, either (a) a majority of our common shares must be owned of record by persons who are not residents or citizens of the United States or (b)(i) a majority of our executive officers and a majority of our directors cannot be citizens or residents of the United States, (ii) more than 50 percent of our assets must be located outside the United States and (iii) our business must be administered principally outside the United States. As a result of the Company’s delisting of its common shares from the TSX Venture Exchange in 2024, resulting in Nasdaq being the sole stock exchange on which the common shares can be publicly traded and subsequent capital raises involving primarily U.S. investors, the Company may lose its status as a foreign private issuer in the future. In addition, on June 4, 2025, the SEC published a concept release soliciting public comment on whether to amend the eligibility criteria for foreign private issuer status. The concept release outlines several potential approaches to narrow foreign private issuer eligibility, including updating the existing shareholder and business contacts tests, adding minimum non-U.S. trading volume requirements or requiring issuers to have their securities listed on a non-U.S. stock exchange. If the SEC were to adopt any of these approaches, we may no longer qualify as a foreign private issuer.

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

Additionally, we are currently eligible to use the multijurisdictional disclosure system (“MJDS”), which, among other things, allows eligible Canadian issuers to make registered public offerings in the United States using a prospectus prepared and reviewed in Canada that is mainly, although not exclusively, in accordance with Canadian disclosure requirements. If the Company no longer qualifies as a foreign private issuer, it would not be eligible to use the MJDS, or other foreign issuer forms for certain securities offerings. The regulatory and compliance costs under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs we currently incur as a Canadian foreign private issuer eligible for MJDS. Such additional compliance requirements could divert the time and attention of senior management from business strategy, which could have a material adverse effect on the Company’s business and financial results.

The Company may be classified as a passive foreign investment company for U.S. federal income tax purposes for the year ended December 31, 2025 and for the current and future years, which could result in adverse U.S. federal income tax consequences to U.S. holders of our common shares.

We would be classified as a passive foreign investment company (“PFIC”) for any taxable year if, after the application of certain look-through rules with respect to the income and assets of our corporate subsidiaries in which we own at least 25% (by value) of the stock, either: (i) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended (the “Code”)), or (ii) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. Based on our income and assets for the year ended December 31, 2025, we believe that we may be treated as a PFIC for the preceding taxable year. Whether we will be treated as a PFIC for U.S. federal income tax purposes for the current taxable year or any future taxable year is a factual determination that must be made annually after the close of each taxable year and is dependent on many factors, including the value of our passive assets, the amount and type of our gross income and market capitalization. Therefore, there can be no assurance that we will not be classified as a PFIC for the current or future taxable years. Certain adverse U.S. federal income tax consequences could apply to a U.S. Holder (as defined below in Item 10.E. “Taxation” – U.S. Federal Income Tax Considerations”) if we are treated as a PFIC for any taxable year during which a U.S. Holder holds our common shares. See discussion in Item 10.E. “Taxation” – U.S. Federal Income Tax Considerations - Passive Foreign Investment Company Status.”

If a U.S. Holder is treated as owning at least 10% of the common shares, such holder may be subject to adverse U.S. federal income tax consequences.

If a U.S. Holder is treated as owning, directly, indirectly or constructively, at least 10% of the value or voting power of the common shares, such U.S. Holder may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in the Company’s group, if any. If United States shareholders collectively own more than 50% of the voting power or value of the Company or any of its non-U.S. subsidiaries, the Company and such non-U.S. subsidiaries each would be classified as a controlled foreign corporation. Additionally, because the Company’s group includes one or more U.S. subsidiaries, the application of certain stock attribution rules under the U.S. tax laws in effect for taxable years of foreign corporations that begin before January 1, 2026 (the “Downward Attribution Rules”) could cause certain of the Company’s non-U.S. subsidiaries to be treated as controlled foreign corporations, regardless of whether the Company is treated as a controlled foreign corporation. The Downward Attribution Rules were amended as part of the One Big Beautiful Bill Act (the “OBBBA”) that was enacted on July 4, 2025. Effective for taxable years of foreign corporations beginning after December 31, 2025, the OBBBA amendments generally prohibit downward attribution from a foreign person, such as the Company, to its non-U.S. subsidiaries for purposes of determining United States shareholder and controlled foreign corporation status. Consequently, the Company’s non-U.S. subsidiaries generally are not expected to be treated as controlled foreign corporations for taxable years beginning after December 31, 2025 solely as a result of the Company’s ownership of U.S. subsidiaries.

A United States shareholder of a controlled foreign corporation may be required to annually report and include in its U.S. taxable income its pro rata share of “Subpart F income,” “net CFC tested income” and investments in U.S. property by controlled foreign corporations, regardless of whether the Company makes any distributions. An individual who is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject a United States shareholder to significant monetary penalties and may prevent the running of the statute of limitations with respect to such shareholder’s U.S. federal income tax return for the year for which reporting was due. The Company cannot provide any assurances that it will assist its investors in determining whether it or any of its non-U.S. subsidiaries are treated as a controlled foreign corporation or whether any investor is treated as a United States shareholder with respect to it or any of such controlled foreign corporations. Further, the Company cannot provide any assurances that it will furnish to any U.S. Holder information that may be necessary to comply with the reporting and tax paying obligations described in this risk factor. U.S. Holders should consult their tax advisors regarding the potential application of these rules to their investment in our common shares.

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

On May 17, 2019, the Company established POET Technologies Pte. Ltd. (“PTS”), a wholly owned subsidiary in Singapore. On August 4, 2020, PTS established POET Optoelectronics Shenzhen Co., Ltd (“POET SZ”), a wholly owned subsidiary in Shenzhen, China. On April 23, 2025, PTS established POET Technologies SDN BHD. (“PTM”), a wholly owned subsidiary in Malaysia.

On October 22, 2020, the Company signed a Joint Venture Agreement establishing a joint venture company, Super Photonics Xiamen Co., Ltd with Xiamen Sanan Integrated Circuit Co. Ltd. Super Photonics Xiamen Co., Ltd was formed on March 12, 2021.

On December 31, 2025, the Company acquired the shares of Super Photonics Xiamen Co., Ltd from Sanan for $6,500,000. As of December 31, 2025, the Company owned 100% of Super Photonics Xiamen Co., Ltd.

See Item 4.C Information on the Company—Organizational Structure” for a graphic depiction of the Company’s organizational structure and a description of the Company’s subsidiaries.

Capital Expenditures

Our capital expenditures for the last three years, which principally consist of purchases of research and development equipment and instrumentation and patents are as follows:

Period	Capital Expenditure	Purpose
Fiscal 2025	$2,310,367	Instruments, equipment and patents
Fiscal 2024	$10,378,210	Instruments, equipment and patents
Fiscal 2023	$1,247,064	Instruments, equipment and patents

The Company’s registered office is located at Suite 1107, 120 Eglinton Avenue East, Toronto, Ontario, Canada M4P 1E2 and its phone number is (416) 368-9411. The Company has operations in California. Other operations include 10 Science Park Road, #04-28 The Alpha, Singapore, Singapore Science Park II, Singapore 117684, Unit 02, 10th Floor, A4 Building, Kexing Science Park, No.15 Keyuan Road, Science Park Middle District, Nanshan District, Shenzhen, 518057, SPX, No. 799 MinAn Avenue, HongTang Town, TongAn District, Xiamen City, Fujian Province, P.R.C., 11900 Bayan Lepas, Penang, Malaysia.

The information appearing in Item 5.B under the heading “Capital Expenditures” of this Annual Report is incorporated by reference herein.

Where You Can Find More Information

The information appearing in Item 10.H. “Documents on Display” of this Annual Report is incorporated by reference herein.

B.	Business Overview.

Overview

The Company is incorporated under the laws of the Province of Ontario. The Company’s shares trade under the symbol “POET” on the Nasdaq in the U.S.

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

POET targeted as the first application of the Optical Interposer the development of optical engines for optical transceivers used in internet data centers. Optical Engines include all the passive and active components related to the production, manipulation, and detection of light within an Optical Transceiver. Optical Transceivers plug into switches and servers within the data center and allow these network devices to send and receive data over fiber-optic cables. We chose this market because it is large in size, has established standards for device performance, and the unit volumes of devices shipped annually are exceptionally high. It is a market in which our advantages of chip-scale integration, power consumption and ability to scale rapidly allow us to be competitive with other suppliers.

The rapid growth of AI software systems, including large language models and agents, represents a profound opportunity for POET. We believe that the rapid growth of software services can only be sustained with hardware that meets the challenges of increasing speed and bandwidth, lower latency, lower power consumption, lower cost, and the ability to scale to the volumes that will be required by data centers globally. POET meets the challenge of AI connectivity in two ways: first, by providing to the makers of pluggable optical transceiver modules fully-integrated, chip-scale Optical Engines at speeds of 800Gbs (gigabits per second), 1.6Tbs (terabits per second) and higher in industry-standard pluggable form factors, including so-called “CPO”, “NPO”, “LPO” and other formatsCo-Packaged Optics (CPO), Near-Packaged Optics (NPO) and Linear-drive Pluggable Optics (LPO). Second, we have used our Optical Interposer technology to develop Light Source products that address newly emerging architectures in data centers in proprietary formats and emerging industry standard formats, including External Laser Small Form-Factor Pluggable (ELSFP) that manage chip-to-chip data transfer using light, rather than electrons, which resolves speed, bandwidth, latency, heat-generation and cost issues at a fundamental level. The combination of POET’s focus on leading-edge Optical Transceivers and Light Source products for next generation data center architectures essentially places POET in a leading position focused exclusively on AI Connectivity.

Research & Development (“R&D”)

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

During the second half of 2021, the Company transitioned to product development by investing more than $2 million in the design & development of 100G and 200G optical engines in several configurations, including customized designs for specific customers and applications. Samples of optical engines at various stages of development were made available and delivered to customers in 2022 for initial evaluation and in 2023 for design and customer qualification. POET’s effort in lower speed Optical Engine design and production was intended primarily as a way for POET to demonstrate the viability and market acceptance of its unique approach to integration and fabrication and to establish an initial presence in the market. However, the Company’s primary strategy is to offer Optical Engines at the highest speeds at which customers are deploying optical transceivers. In 2025, we focused primarily on developing Optical Engines operating at 800Gps, and heavily focused on those hyperscale data centers actively implementing AI services. Our focus for 2026 is to develop for sale Optical Engines for 1.6Tbs optical modules and to produce Light Source products incorporating our proprietary hybrid laser, which we have named “Blazar™”. Consistent with this strategy, the Company has invested approximately $20 million in design, development and engineering programs related to its 800G and 1.6T transmit and receive chipsets, in external light source products, which are delivered in module form, and in fabrication and test techniques related to its Optical Interposer platform.

The Company designed, tested and sampled a first generation of its 400G transmit (Tx) engines in 2024, and its 800G receive (Rx) engine with various customers. The 800G Rx engine was well received, fully qualified and has been designed into the optical transceiver modules of several customers during 2024 and 2025. The Company sampled its second generation of 400G and 800G Tx engines in 2025 as well as both Tx and Rx versions of its 1.6T optical engine chipsets. So long as the Company provides Optical Engines to optical transceiver module customers, there will always be customer centric adjustments to these products to fit their specific needs. The cost to make these adjustments will vary depending on the customer requirements.

The Company invested approximately $15.9 million in 2025 in the development of its 800G and 1.6T optical engine chipsets and light sources for artificial intelligence and is expected to invest an additional $30 million over the next two years on these products. The Company de-prioritized the development and sale of POET optical transceiver modules in 2025 to avoid conflicts with its module customers. Instead, we are deploying an estimated $8.0 million over the next two years toward our development of light source products

Target Markets

Data Center AI Market

To support the substantial increase in bandwidth consumption, data center operators are increasing the scale of their data centers and deploying infrastructure capable of higher data transmission rates. At the present time, much of the industry is moving from 400G to 800G and higher. With the growth of AI networks, interest in acquiring 1.6Tbs capable optical transceivers has literally skyrocketed. According to LightCounting, high-speed datacom pluggables (400G and 800G, overwhelmingly in pluggable form factors) is expected to reach ~$7–12 billion in revenue. 800G is the primary growth driver and majority share by 2026. The AI cluster Ethernet optics market (heavily 800G pluggable-driven, including coherent and some LPO) is $26 billion in 2026, up ~60% year-over-year from $16.5 billion in 2025 (LightCounting January 2026 forecast). Growth in 2026 is expected to be extremely strong (50–100%+ YoY for 800G volume/revenue in many forecasts), driven by AI capex surge. This segment alone is adding several billion dollars in incremental revenue year-over-year. The forecast for 2027 through 2030, is projected to moderate to 11–18% CAGR for 800G transceivers through 2033. The overall optical transceiver market (where 800G pluggables are a core driver) is projected to grow at 13–17% CAGR, reaching ~$25–40 billion by 2029–2033, with 800G volumes peak mid-to-late 2020s before 1.6T (and later 3.2T) ramps. Long-term TAM for 800G pluggables could hit $5–10 billion annually at peak before gradual displacement by higher-speed generations and emerging CPO/NPO/LPO architectures.

Light Source Markets

The Light Source market consists of two main segments: External lasers for CPO and chip-to-chip optical I/O. Both markets are high-growth but start from modest bases in 2025–2026 before exploding mid-decade as AI clusters scale beyond copper limits. External lasers for CPO provide a more immediate, pluggable revenue stream, while chip-to-chip optical I/O offers steeper long-term CAGR as true in-package integration matures. Data draws from DataIntelo, IDTechEx, Intel Market Research, Grand View Research, DataM Intelligence, and aligned 2025–2026 reports; actuals will depend on hyperscaler adoption (NVIDIA, AMD, Amazon, etc.) and supply-chain maturation.

IDTechEx forecasts the overall CPO market (where external lasers are a core value-chain element) to exceed US$20 billion by 2036 at a 37% CAGR from 2026, with network switches dominating but AI optical I/O growing as a share. Other reports (Future Markets Inc., SemiAnalysis) project early CPO shipments in the 10–15k unit range for 2026, scaling significantly thereafter, with external lasers highlighted for reliability, hot-swappability, and high-power delivery (e.g., supporting 1.6T+ engines).

Chip-to-Chip Optical Data Communication (GPU to GPU and GPU to Memory Optical I/O). This covers in-package or near-package photonic interconnects/chiplets for ultra-short-reach, high-bandwidth, low-latency links inside AI accelerators or clusters. These often integrate or pair with external laser sources and target disaggregated memory, scale-up fabrics, and “one giant GPU” architectures. Key forecasts include (a) In-Package Optical I/O market: US$ 32.1 million in 2024, growing to US$544 million by 2032 at 41.5% CAGR; (b) UCIe optical chiplets: ~US$ 35 million in 2024 growing to US$ 520 million by 2030; (c) GPU-to-GPU ultra-short-reach optical interconnects: US$ 302.2 million in 2024 to US$ 1.223 billion by 2030 at 26.8% CAGR; and (d) Broader Optical Interconnect in AI Data Centers (encompassing GPU/memory scale-up): US$ 9.94 billion in 2025 growing to US$ 31.04 billion by 2033 at 15.3% CAGR.

Other Potential Photonics Markets

Other markets for POET’s integrated photonics solutions include 5G interconnect markets, such as PON and GPON, edge computing for machine-to-machine communications, and selected sensing markets, including LIDAR, Optical Coherence Tomography for medical devices, and certain consumer products, such as virtual reality systems.

Manufacturing

To address the challenge of producing devices in the large quantities needed by customers in the high-volume data communications industry, and in keeping with our “fab-light” strategy, POET has entered into agreements with Globetronics Manufacturing, Sdn. Bhd. (“GMSB”) and NationGate Solution (M) Sdn. Bhd. (“NationGate”) to establish and maintain optical engine assembly and test operations in Malaysia. Both companies are prominent manufacturers of electronic devices and equipment located in Penang, Malaysia and are ideal manufacturing partners for POET. In our Globetronics clean room of approximately 10,000 square feet, we have installed all our wafer-level processing equipment in a production line that has the capacity to produce 1 million optical engines annually. We are now installing specialized equipment dedicated to light source production into a cleanroom of comparable size within the NationGate facilty.

Our detailed assessment of our production needs and our desire to mitigate the geopolitical risk in China supported our relocation to Malaysia. We determined that we could not achieve full operational control of Super Photonics Xiamen (SPC) in the context of any joint venture. The first phase of transition out of China involved the transfer of all our production equipment to Globetronics and NationGate, a phase that has been completed. The second phase was the dissolution of the joint venture with Sanan IC, which has also been completed with that operation now permanently closed. Following completion of the final audit and the filing of certain documents with the Chinese authorities, the final stage will be the winding-up of that company, which we expect to complete within the next few months.

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

We recently refined our strategy to reflect our current thinking about how best to achieve our vision and mission for the Company:

●	Ramp production capabilities at GMSB and NationGate. POET’s agreement with GMSB in Malaysia supports its vision and mission by establishing wafer-level manufacturing, reducing reliance on China, and enhancing supply chain resilience. The partnership enables POET to scale production efficiently, leveraging GMSB’s expertise in high-volume semiconductor manufacturing to meet growing demand in the optical interconnect market. This collaboration enhances POET’s operational control, ensuring high-quality standards, faster production, and better supply chain management. It also opens doors to key global markets, strengthening POET’s position as a leader in optical solutions for data communications and AI technologies

●	Engage with industry leaders and incumbents. We will continue to promote the potential of the Optical Interposer and POET-designed Optical Engines to solve critical challenges with current approaches to data transfer in data center and telecom applications, especially to those hyperscale data centers implementing large-scale AI applications. We believe that the size, performance and design flexibility of POET’s chip-scale approach to integration and to the rapid introduction of successive product generations is an enabling technology that will allow POET to enter markets where relatively few competitors will have the requisite technology to succeed.

●	Transition to making Optical Transceiver Modules for direct sales to end-users. In addition to adding features to the Optical Interposer, we have added essential electronic components, such as Trans Impedance Amplifiers (TIAs) and laser drivers to the interposer platform, which improves performance and lowers the cost of module assembly. We intend to add the necessary capabilities for design and development optical transceiver modules, either through internal development or in collaboration with other companies. Being most familiar with the unique capabilities of our technology, we believe that we are in a position to rapidly extend our expertise to complete optical modules. In addition, we want to own key components. Starting with our internally designed and developed hybrid laser, we intend to develop or acquire components with differentiated performance to include in our modules. Doing so has the advantage of avoiding a lengthy sales and qualification cycle (i.e., selling to module makers who then sell to end users) and being able to sell directly to end users, showcasing our own branded products to network equipment suppliers and data center operators. However, so as not to compete with our optical module customers, our current plan is to sell our optical modules, once developed, into niche rather than mainstream applications.

●	Pursue complementary strategic alliance or acquisition opportunities for inorganic growth. We intend to evaluate and selectively pursue strategic alliances or acquisition opportunities for growth and vertical integration that we believe will accelerate our penetration of specific applications or vertical markets with our technology or products.

●	Explore technology licensing opportunities for growth in non-target sectors. It is not possible for the Company to pursue all potential applications for the POET Optical Interposer. We will carefully consider opportunities to license our technology to others when and if appropriate.

Our Products

POET Optical Engine Products currently include the following:

●	100G LR4 Tx and Rx
●	200G FR4 Tx and Rx
●	400G/800G FR4 Rx with integrated TIA
●	400G/800G FR4 Tx with integrated Driver
●	1.6T 4xFR4 Rx with integrated TIA
●	200G/Lane Tx & Rx for 1.6T and 3.2T
●	LightBar: C-Band External Light Source
●	LightBar: O-Band External Light Source

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

Intellectual Property

We have 79 issued patents and 34 patent applications pending, including three provisional patent applications. Of the 79 issued patents, 45 are directly related to the Optical Interposer and include fundamental design and process patents. All 34 applications pending are Optical Interposer-related. Multiple additional applications are in various stages of preparation. The patents cover device structures, underlying technology related to the Optical Interposer, applications of the technology, and fabrication processes. We intend to continue to apply for additional patents in the future. We believe these patents provide a significant barrier to entry against competition along with company trade secrets and know-how. Currently, we are working on the design of integrated devices, manufacturing processes, assembly and packaging processes, and products for data communication applications in the data center market

Regulation

While there are no discreet governmental bodies that regulate the semiconductor industry, broader national and local policies may impact the sector in significant ways. Trade policies, such as export controls and tariffs, can influence global supply chains and access to critical technologies, affecting companies’ ability to operate internationally. Government subsidies and incentives, like the U.S. CHIPS Act (the “CHIPS Act”), can stimulate domestic manufacturing and reduce reliance on foreign suppliers, shaping industry competitiveness. Conversely, stringent environmental regulations or labor laws can increase production costs and force companies to adapt their operations. Additionally, intellectual property protections and antitrust enforcement ensure fair competition and foster innovation, but may also lead to legal battles that affect market dynamics. Overall, while regulations are not centrally unified, the combination of these policies can either create opportunities or present challenges that impact the growth, strategy, and global positioning of semiconductor companies.

Geographic Distribution of Revenue

Revenue and geographic markets in 2025, 2024 and 2023 were approximately as follows:

Region	2025	2024	2023
Europe & Asia	$505,361	$41,427	$191,225
North & South America	$569,504	$-	$274,552

C.	Organizational Structure.

The following graphically displays the organizational structure of the Company:

OPEL Solar, Inc. (OPEL)

There are 28,374,000 Class A Common Shares of OPEL Solar, Inc. issued and outstanding, all of which are held by the Company. There are no other outstanding securities of OPEL Solar, Inc. other than the Class A Common Shares.

OPEL is the assignee for all patents and patent applications filed by the Company prior to 2019.

ODIS Inc. (“ODIS”)

There are 5 Common Shares of ODIS Inc. issued and outstanding, held by OPEL Solar, Inc. ODIS is the designer of the POET Optical Interposer platform, and developer of optical engines based on the POET Optical Interposer platform.

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

POET Optoelectronics Shenzhen Co., Ltd (“POET SZ”)

POET Optoelectronics Shenzen Co, Ltd. is a wholly owned subsidiary of POET Technologies Pte. Ltd with a registered capital of RMB1,168,833. Situated in Shenzhen, China, POET SZ validates optical engine designs produced by ODIS and works with customers to incorporate optical engine designs into modules.

Super Photonics Xiamen Co., Ltd, (“SPX”)

Super Photonics Xiamen Co., Ltd is a wholly owned subsidiary of POET Technologies Pte. Ltd with a registered capital of RMB190,729,429. SPX is situated in Shenzhen, China. SPX was established with a sole purpose to assemble, test, package and sell cost-effective, high-performance optical engines based on POET’s proprietary Optical Interposer platform technology.

POET Technologies SDN. BHD. (“PTM”)

POET Technologies Sdn. Bhd is a wholly owned subsidiary of POET Technologies Pte. Ltd with a registered capital of MYR1,000,000. Situated in Malaysia, PTM manages the production of our devices at our contract manufacturers.

The Company operates geographically in the United States, Canada, Singapore and China.

D.	Property, Plants and Equipment.

The Company’s head Canadian office is located in a 400 sq. ft. leased office space in Toronto, Ontario, Canada.. Our testing operations are located in a 5100 sq. ft leased facility in Singapore. Our product development operation is located in a 2,830 sq. ft leased facility in Shenzhen, China.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

The following discussion should be read in conjunction with the audited consolidated financial statements of the Company and the related notes for the years ended December 31, 2025, 2024 and 2023 and the accompanying notes thereto included elsewhere in this Annual Report. This discussion contains forward-looking statements that involve risks and uncertainties. See “Cautionary Statements Regarding Forward-Looking Statements” discussed above. Actual results could differ materially from those anticipated by forward-looking information due to factors discussed under “Item 3.D. Risk Factors” and “Item 4.B. Business Overview.”

A.	Operating Results.

The information in this section should be read in conjunction with our audited consolidated financial statements for the years ended December 31, 2025, 2024 and 2023 and related notes and the information contained elsewhere in this report.

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

Cash and cash equivalents

Cash and cash equivalents consist of cash in current accounts of $1,759,709 (2024 - $21,871,082, 2023 - $1,249,116) and funds invested in US and Canadian cashable Term Deposits of $38,199,492 (2024 - $15,272,677, 2023 - $1,769,953) earning interest between 2.25% and 3.24% and maturing in less than one year.

Short-term investments

The short-term investments of $273,439,102 (2024 - $16,672,811, 2023 - nil) consist of guaranteed investment certificates (GICs) held with multiple Canadian chartered banks and earn interest at rates ranging from 3.4% to 4.91%, that mature within one year.

Selected Annual Data

The selected financial data of the Company for the years ended December 31, 2025, 2024 and 2023 was derived from the audited annual consolidated financial statements of the Company. The December 31, 2025 and 2024 audited consolidation financial statements were audited by Davidson & Company LLP and the December 31, 2023 audited consolidated financial statements were audited by Marcum LLP. Both firms are independent registered public accounting firms, as described in their respective reports which are included in this Annual Report.

The information contained in the selected financial data for the 2025, 2024 and 2023 years is qualified in its entirety by reference to the Company’s consolidated financial statements and related notes included under the heading ITEM 17. “Financial Statements” and should be read in conjunction with such financial statements and with the information appearing under the heading ITEM 5 “Operating and Financial Review and Prospects”. Except where otherwise indicated, all amounts are presented in accordance with IFRS as issued by IASB.

The selected annual information for continuing operations for 2025, 2024 and 2023 can be further analyzed as follows:

Research and development can be analyzed as follows:

	2025	2024	2023
Wages and benefits	$7,000,637	$4,388,075	$4,298,207
Subcontract fees	2,797,721	2,134,948	1,864,122
Stock-based compensation	2,216,914	2,091,583	1,539,235
Supplies	6,069,031	2,720,035	2,376,366
	$18,084,303	$11,334,641	$10,077,930

Selling, marketing and administration costs can be analyzed as follows:

	2025	2024	2023
Stock-based compensation	$3,890,138	$3,377,786	$2,662,209
Wages and benefits	4,552,496	2,975,488	2,649,770
Professional fees	1,713,629	1,936,592	1,744,771
General expenses	2,881,736	1,798,643	1,681,899
Depreciation and amortization	3,315,899	2,020,195	1,922,140
Finance advisory fees	8,227,774	6,501,799	-
Rent and facility costs	500,285	160,918	134,366
	$25,081,957	$18,771,421	$10,795,155

Factors Affecting Our Results of Operations

Analysis of Continuing Operations

Year Ended December 31, 2025 compared to Year Ended December 31, 2024

Net loss for 2025 was $62,963,213 compared to a net loss of $56,695,823 in 2024, an increase of $36,428,458 (180%). The following discusses the significant variances between 2025 and 2024:

Total R&D increased by $6,749,662 (60%) to $18,084,303 for the year ended December 31, 2025 from $11,334,641 for the same period in 2024. For the purposes of the following analysis, non-cash stock-based compensation of $2,216,914 has been excluded and is included with the analysis of non-cash stock-based compensation below.

Due to taking control of SPX in December 2024, the Company included SPX’s operations in its consolidated R&D during 2025. Significant R&D compensation cost was incurred in terminating the SPX work force as part of its winding up plan. Additionally, the Company established production capacity and capabilities with two new facilities in Malaysia. The Company incurred significant costs in “bringing up” these facilities to meet expectations. The Company’s expansion has also resulted in higher R&D related compensation in 2025 compared to 2024. R&D related compensation was $7,000,637 in 2025 compared to $4,388,075 in 2024, an increase of $2,612,562. It is expected that R&D for a Company at this stage of development will vary from period to period based on the development cycle and the immediate product development needs of the Company. As the Company transitions to manufacturing significant bring-up costs were incurred for equipment move and process testing. Related supplies costs increased from $2,720,035 in 2024 to $6,069,031 in 2025, an increase of $3,348,996.

Non-cash stock-based compensation increased by $637,683 (120%) to $6,107,052 in 2025 from $5,469,369 in 2024. The valuation of stock options is driven by a number of factors including the number of options granted, the strike price and the volatility of the Company’s stock. The stock option expense is dependent on the timing of the stock option grant and the amortization of the options as they vest. The stock options vest in accordance with the policies determined by the Company’s Board of Directors (the “Board” or “Board of Directors”) at the time of the grant consistent with the provisions of the Plan. Additionally, the Company has started to issue registered stock units (“RSUs”) to its directors and employees. Non-cash stock-based compensation includes the periodic fair value of granted RSUs.

Professional fees decreased by $222,963 (12%) to $1,713,629 in 2025 from $1,936,592 in 2024. During 2024, the Company incurred professional fees related to various finance and corporate restructuring projects including the acquisition of the remaining interest in SPX. In addition, the Company changed its auditor from Marcum LLP to Davidson & Company LLP. The Company incurred charges related to the change in auditors and duplicate fees for matters that required both auditors to opine on, such as inclusion of prior year audited figures in various documents.

Wages and benefits increased by $1,577,008 (53%) to $4,552,496 in the period from $2,975,488 in 2024. The increase was a result of performance bonuses paid in the period to certain employees. Bonus in 2025 totaled $1,355,000. Only a small bonus was paid in 2024. The success of development to date and in the future is contingent on performance of key staff. Many development and financials goals were achieved during the period and retention of these employees will be critical to POET’s continued success. The Company also had salary increases in the period.

Finance advisory fees increased by $1,725,975 (61%) to $8,227,774 in 2025 from $6,501,799 in 2024. The finance advisory fees are paid to a firm assisting the Company on financial and strategic matters. The firm’s guidance contributed to the Company’s capital raise success in 2025, which exceeded $293 million.

Non-cash derivative warrant liability adjustment increased by $4,649,751 to $25,280,833 in 2025 from $20,631,082 in 2024. The Company issued warrants in a foreign currency in 2024 and 2025. The issuance of those warrants created a derivative liability which is periodically remeasured and adjusted to reflect the fair value of the warrants. The Company had a non-cash adjustment in 2025 related to the fair value adjustment of the derivative liability on the remaining and exercised warrants. 5,692,428 of these warrants were exercised in 2025.

During 2024, the Company acquired the remaining 24.8% interest of SPX from SAIC. The acquisition of this interest resulted in a non-cash loss to the Company of $6,852,687. The Company did not have a similar loss in 2025.

Other income, including interest, increased by $3,597,807 (377%) to $4,553,061 in 2025 from $955,254 in 2024. The amounts recognized in both periods were all interest income earned on the Company’s cash reserves. The company raised significant funds in 2024 and 2025.

General expenses and rent increased by $1,193,243 (61%) to $3,152,804 in 2025 from $1,959,561 in 2024. During 2025, the Company increased its investor relations and marketing initiatives. The Company engaged a new firm to assist with these services during the period. Additionally, the Company moved its operations in Singapore to a new and larger facility. The Company paid rent for both facilities for a portion of 2025.

Unrealized foreign exchange gain was $229,217 in 2025 compared to nil in 2024. The unrealized foreign exchange gain is a result of the volatility of the U.S. dollar during 2025 in relation to other currencies that the Company has in reserve.

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

Exchange Rate Risk

The functional currency of each of the entities included in the accompanying consolidated financial statements is the local currency where the entity is domiciled except for the Canadian entity which has determined that the U.S. Dollar is its functional currency. Functional currencies include the Chinese Yuan, US, Singapore and Malaysian Ringgit. Most transactions within the entities are conducted in functional currencies. None of the entities included in the consolidated financial statements engage in hedging activities. The Company is exposed to a foreign currency risk when its subsidiaries hold current assets or current liabilities in currencies other than its functional currency. A 10% change in foreign currencies held would increase or decrease other comprehensive loss by $2,000,000.

Liquidity Risk

The Company currently does not maintain credit facilities. The Company’s existing cash and cash resources are considered sufficient to fund operating and investing activities beyond one year from the date of these consolidated financial statements. The Company may, however, need to seek additional financing in the future.

B.	Liquidity and Capital Resources.

The Company had working capital of $170,708,559 on December 31, 2025 compared to working capital of $7,145,097 on December 31, 2024. The Company’s statement of financial position as of December 31, 2025 reflects assets with a book value of $328,572,438 compared to $69,652,449 as of December 31, 2024. Ninety six percent (96%) of the book value at December 31, 2025 was in current assets consisting primarily of cash, cash equivalents and short-term investments of $313,398,303 compared to eighty (80%) of the book value as of December 31, 2024, which consisted primarily of cash and cash equivalents of $53,816,570. The working capital of $170,708,559 (2024 - $7,145,097) includes non-cash current liabilities of $135,631,585 (2024 - $35,750,607) related to derivative warrant liability and $5,800,000 (2024 - $6,500,000) in convertible debt which will be paid over a period of four years, however, the holder has the right to convert any unpaid amount into shares of the Company at its discretion, and it is therefore classified as current.

During the twelve months ended December 31, 2025, the Company had negative cash flows from operations of $31,086,629. The Company purchased short-term investments of $256,766,291 using its excess cash resources. Additionally, the Company purchased property and equipment and patents and licenses of $2,310,367. To fund its operations and investing activities during the period. The Company raised equity capital, net of issue costs of $293,241,655 while repaying $719,365 of convertible debt. Of the capital raised, the Company has approximately $313,000,000 remaining to be spent.

The following is a summary of Company’s cash flows and working capital:

	2025	2024	2023
	$	$	$
Net cash used in operating activities	(31,086,629)	(23,291,311)	(15,407,462)
Net cash from investing activities	(259,170,200)	(23,661,580)	(1,247,064)
Net cash from financing activities	292,274,542	81,898,333	10,195,500
Effect of exchange rate changes on cash	813,699	(820,752)	248,250
Change in cash	2,831,412	34,124,690	(6,210,776)
Opening cash	37,127,789	3,019,069	9,229,845
Ending cash	39,959,201	37,143,759	3,019,069

Operating Activities

During 2025, the Company recorded consolidated losses of $62,963,213 (2024 - $56,695,823, 2023 - $20,267,365).

The operating activities included the following non-cash items: non-cash stock-based compensation of $6,107,052 (2024 - $5,469,369, 2023 - $4,201,444), depreciation and amortization of $3,315,899 (2024 - $2,020,195, 2023 - $1,922,161), non-cash interest of $144,047 (2024 - $90,041, 2023 - $53,614). Gain on contribution of intellectual property to joint venture was nil (2024 – nil, 2023 - $1,031,807) while the Company had a share of loss in joint venture of nil (2024 – nil, 2023 - $1,031,807). The Company had a non-cash adjustment of $25,280,833 (2024 - $20,631,082, 2023 - $24,865) related to the fair value adjustment of the derivative liability. Other non-cash operating costs (income) was $399,182 (2024 -$(18,766), 2023 – nil). The Company reported a loss of nil (2024 - $6,852,687 on the acquisition of 24.8% of SPX, 2023 - nil).

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

Prior to 2025, the Company’s investment was accounted for as a joint venture. The Company recognized a gain of nil for the year ended December 31, 2024 (2023 - $1,031,807) related to its contribution of intellectual property to SPX in accordance with IAS 28. The Company only recognizes a gain on the contribution of the intellectual property equivalent to SAIC’s interest in SPX. Additionally, the Company recognizes its share of SPX’s losses using the equity method. On a weighted average basis, the Company’s share of the net operating loss was 75.2% or $(2,942,820), however the Company recognized nil of the net operating loss of SPX for the year ended December 31, 2024 (2023 - 78.9% or ($1,031,807)). No further loss is recorded in 2024 and 2023 because the carrying value is nil.

On December 31, 2024, the Company acquired Sanan IC’s 24.8% interest in SPX in exchange for a convertible debt of $6,500,000 to be paid, interest-free, over a period of five (5) years as follows:

October 31, 2025	$700,000	(paid)
October 31, 2026	$1,000,000
October 31, 2027	$1,300,000
October 31, 2028	$1,600,000
October 31, 2029	$1,900,000

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

The Company issued warrants in a foreign currency in 2023, 2024 and 2025. The issuance of those warrants created a derivative liability which is periodically remeasured and adjusted to reflect the fair value of the warrants. The Non-cash derivative warrant liability adjustment was $25,280,833 (2024 - $20,631,082, 2023 - $24,865).

Other income, including interest was $4,553,061 (2024 - $947,956, 2023 - $234,990). The amounts recognized were all interest income earned on the Company’s cash reserves. Significant capital was raised in 2024 and 2025 which contributed to the high interest earned in 2024 and 2025.

Consolidated negative cash flow from operations was $31,086,629 for 2025 (2024 - $23,291,311, 2023 - $15,407,462).

Investing Activities

The Company had consolidated negative cash flows from investing activities of $259,170,200 (2024 - $23,661,580, 2023 - $1,247,064). The Company purchased short-term investments of $256,766,291 (2024 - $16,672,811, 2023 – nil). Short-term investments are in interest-bearing facilities in accordance with the Company’s investment policy. In 2025, $2,310,367 (2024 - $6,978,712, 2023 - $1,247,064) was used to purchase new equipment and patents. In 2024, the Company received cash of $97,833 when it acquired the remaining shares of SPX. The Company leased new operating facilities in Singapore for which it was required to place a refundable deposit of $93,542 (2024 - $107,890, 2023 – nil) that will be returned at the end of the five year lease.

Financing Activities

During the year ended December 31, 2025, the Company raised net proceeds of $293,241,655 (2024 - $82,176,180, 2023 – $10,447,603) from the issuance common shares through various equity offerings, the exercise of stock options and warrants, and the use of its Equity Distribution Agreement, (“EDA”). Pursuant to the EDA, the Company established an at-the-market (“ATM”) equity offering program whereby the Company may, at its discretion, during the term of the ATM agreement issue and sell, through the agents such number of common shares of the Company as would result in aggregate gross proceeds to the Company of up to $30 million. The ATM was not used to raise capital in 2025.

The following presents details of the funds raised in 2025 using the facilities above are presented below:

May 22, 2025

On May 22, 2025, the Company raised gross proceeds of CAD$41,574,279 ($30,000,000) from the issuance of 6,000,000 units through a non-brokered private placement financing at a price CAD$6.92 ($5.00). Each unit consisted of one common share of the Company and one common share purchase warrant to purchase up to 6,000,000 common shares for a period of five (5) years from the date of closing at a price of CAD$8.32 ($6.00) per share.

July 17, 2025

On July 17, 2025, the Company raised gross proceeds of CAD$34,000,000 ($25,000,000) from the issuance of 5,000,000 units through a non-brokered private placement financing at a price CAD$6.80 ($5.00) per unit. Each unit consisted of one common share of the Company and one common share purchase warrant to purchase up to 5,000,000 common shares for a period of five (5) years from the date of closing at a price of CAD$8.16 ($6.00) per share.

October 7, 2025

On October 7, 2025, the Company raised gross proceeds of CAD$104,625,002 ($75,000,000) from the issuance of 13,636,364 units through a non-brokered private placement financing at a price CAD$7.67 ($5.50) per unit. Each unit consisted of one common share of the Company and one common share purchase warrant to purchase up to 5,000,000 common shares for a period of five (5) years from the date of closing at a price of CAD$9.78 ($7.03) per share.

October 28, 2025

On October 28, 2025, the Company raised gross proceeds of $150,000,000 from the issuance of 20,689,655 common shares through a brokered registered direct offering at a price of $7.25 per share. The Company paid approximately $7,585,000 in fees related to this offering.

The Company incurred other share issuance costs of $8,048,167 related to these financings.

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

During the second half of 2021, the Company transitioned to product development by investing more than $2 million in the design & development of 100G and 200G optical engines in several configurations, including customized designs for specific customers and applications. Samples of optical engines at various stages of development were made available and delivered to customers in 2022 for initial evaluation and in 2023 for design and customer qualification. POET’s effort in lower speed Optical Engine design and production was intended primarily as a way for POET to demonstrate the viability and market acceptance of its unique approach to integration and fabrication and to establish an initial presence in the market. However, the Company’s primary strategy is to offer Optical Engines at the highest speeds at which customers are deploying optical transceivers. Our focus for 2026 is to develop for sale Optical Engines for 1.6Tbs optical modules and to produce Light Source products incorporating our proptietary hybrid laser, which we have named the “Blazar™”. Our sales of these products will be to module makers that are heavily focused on selling to hyperscale data centers actively implementing AI services. Consistent with this strategy, the Company has invested approximately $30 million in design, development and engineering programs related to its 400G, 800G and 1.6T transmit and receive chipsets, in external light source products, which are delivered in module form, and in fabrication and testing techniques related to its Optical Interposer platform.

The Company designed, tested and sampled a first generation of its 400G transmit (Tx) engines in 2024, and its 800G receive (Rx) engine with various customers. The 800G Rx engine was well received, fully qualified and has been designed into the optical transceiver modules of several customers during 2024 and 2025. The Company sampled its second generation of 400G and 800G Tx engines in 2025 as well as both Tx and Rx versions of its 1.6T optical engine chipsets. So long as the Company provides Optical Engines to optical transceiver module customers, there will always be customer centric adjustments to these products to fit their specific needs. The cost to make these adjustments will vary depending on the customer requirements.

The Company invested approximately $15.9 million in 2025 in the development of its 800G and 1.6T optical engine chipsets and light sources for artificial intelligence and is expected to invest an additional $30 million over the next two years on these products. The Company de-prioritized the development and sale of POET optical transceiver modules in 2025 to avoid conflicts with its module customers. Instead, we are deploying an estimated $8.0 million over the next two years toward our development of light source products.

Internally generated research costs, including the costs of developing intellectual property and maintaining patents are expensed as incurred. Internal development costs are expensed as incurred unless such costs meet the criteria for capitalization and amortization under IFRS, which to date has not occurred.

We incurred a cumulative $18,084,303, $11,334,641 and $10,077,930 of research and development expenses during the years ended December 31, 2025, 2024 and 2023 which includes non-cash stock-based compensation of $2,216,914, $2,091,583 and $1,539,235 respectively. Other expenses related to research and development expenditures in the semiconductor business include costs associated with salaries, material costs, license fees, consulting services and third-party contract manufacturing. The expenses in all years presented can be analyzed for continuing and discontinuing operations as follows:

R&D for Continuing Operations

	For the Years Ended December 31,
	2025	2024	2023

Wages and benefits	$7,000,637	$4,388,075	$4,298,207
Subcontract fees	2,797,721	2,134,948	1,864,122
Stock-based compensation	2,216,914	2,091,583	1,539,235
Supplies	6,069,31	2,720,035	2,376,366
	$18,084,303	$11,334,641	$10,077,930

D.	Trend Information.

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

Selected Annual Data

The selected financial data of the Company for the years ended December 31, 2025, 2024 and 2023 was derived from the audited annual consolidated financial statements of the Company. The December 31, 2025 and 2024 audited consolidation financial statements were audited by Davidson & Company LLP and the December 31, 2022 audited consolidated financial statements were audited by Marcum LLP, both firms are independent registered public accounting firm, as described in their report which is included in this Annual Report.

The information contained in the selected financial data for the 2025, 2024 and 2023 years is qualified in its entirety by reference to the Company’s consolidated financial statements and related notes included under the heading Item 17. “Financial Statements” and should be read in conjunction with such financial statements and with the information appearing under the heading Item 5 “Operating and Financial Review and Prospects”. Except where otherwise indicated, all amounts are presented in accordance with IFRS as issued by IASB.

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management.

The following table sets forth information regarding our Directors and Senior Management for the most recent fiscal year.

Name	Positions	Age	Date First Elected or Appointed a Director or Officer
Jean-Louis Malinge (1)(3)(4)	Lead Independent Director, Corporate Governance and Nominating Committee Chair	72	September 5, 2017
Sohail Khan (3)(4)	Director	71	July 7, 2025
Dr. Suresh Venkatesan (4)	Chief Executive Officer and Chairman Chair of Ad Hoc Strategy Committee	59	June 11, 2015
Kevin Barnes	VP Finance & Administration, Corporate Controller and Treasurer	54	December 1, 2012
Thomas R. Mika	EVP & Chief Financial Officer	74	November 2, 2016
Chris Tsiofas (1)(2)(5)	Director Audit Committee Chair	58	August 21, 2012
Glen Riley (1)(2)(4)	Director Compensation Committee Chair	63	December 7, 2020
Theresa Ende (2)(3)(4)	Director	69	October 14, 2022
Robert Tirva (1)(2)(4)	Director, Audit Committee Chair	60	December 5, 2024
Raju Kankipati	Chief Revenue Officer	47	May 1, 2022
Dr. Mo Jinyu	SVP, Global Product Development	51	January 1, 2022
Dr. Robert Ditizio	VP – Intellectual Property	63	December 1, 2021
Ghazi Chaoui	SVP – Global Manufacturing & Digital Transformation	71	May 12, 2025
Yong Meng (James) Lee	VP – Interposer Engineering	53	September 2, 2019
Vivek Rajgarhia (6)	President & General Manager	58	November 4, 2019
Dan Meerovich (7)	VP – Product Engineering	65	March 2, 2020

(1)	Member of Audit Committee
(2)	Member of Compensation Committee
(3)	Member of Corporate Governance and Nominating Committee
(4)	Member of Ad Hoc Strategy Committee
(5)	Resigned from the Board on June 27, 2025
(6)	Resigned on June 27, 2025
(7)	Resigned on March 31, 2025

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

Mr. Chris Tsiofas, CA, CPA, earned a Bachelor’s of Commerce Degree from the University of Toronto and is a member of the Chartered Professional Accountants of Canada and the Canadian Tax Foundation. He has been on the Board of Directors since August of 2012 and has served as the Chair of the Audit Committee during his entire tenure In February 2024 he was appointed to the Board of Directors of Andrew Peller Limited (TSE:ADW) and serves as the Chair of the Audit and Pension Committees. Andrew Peller Ltd. is a leading producer and marketer of quality wines and craft beverage alcohol products in Canada. With wineries in British Columbia, Ontario, and Nova Scotia, the Company markets wines produced from grapes grown in Ontario’s Niagara Peninsula, British Columbia’s Okanagan and Similkameen Valleys, and from vineyards around the world. He is the president of MTN Chartered Professional Accountant Professional Corporation, a public accountancy firm. He sits on various private company boards. He has also served in a principal capacity in various entrepreneurial ventures resulting in successful divestitures

Mr. Jean-Louis Malinge recently retired as partner with ARCH Venture Partners, an early-stage venture capital firm with nearly $2 billion under management. Additionally, he is a board member of CAILabs. CAILabs is a venture-backed French innovative start-up founded in 2013 which has developed a unique spatial multiplexing platform.. From 2004 to 2013 Jean-Louis was President and CEO of Kotura, a Silicon Photonics pioneer which was acquired in 2013 by Mellanox Technologies. Prior to Kotura, Mr. Malinge was an executive with Corning Inc for 15 years. Jean-Louis hold an Executive M.B.A. from MIT Sloan School in Boston, Massachusetts. He also holds an engineering degree from the Institut National des Sciences Appliquées in Rennes, France.

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

Mr. Sohail Khan is a seasoned business executive in high technology firms with wide ranging experience. He raised $1 billion in funding in 2023 and established “SiC LLC,” a subsidiary of Coherent Corp., through strategic partnerships with Denso and Mitsubishi, leaders in the automotive and industrial markets. While at Coherent, Mr. Khan formed those strategic partnerships to expedite the corporation’s technology roadmap and secure the necessary investments to compete with established Integrated Device Manufacturers. Along with his time as President of SiC, LLC, at Coherent, he most recently served as Executive Vice President, Wideband Gap Electronics. He was a member of the Board of Directors of LightPath Technologies for 16 years, Managing Partner of K5 Innovations LLC, and President & CEO of ViXS Systems Inc., a global fabless semiconductor company, and member of the Board of Intersil Corporation. Experienced in Corporate Governance, Mr. Khan has served on the Audit, Compensation and Finance committees of several private and public company boards. A strong leader with a track record of anticipating and developing new technologies, Mr. Khan has extensive M&A experience, having negotiated sale or purchase of multiple companies as CEO and Head of Strategy at Agere Systems.

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

Fixed Stock Option Plan

On September 21, 2007, the Directors approved a fixed 20% vesting Stock Option Plan (the “Plan”) to replace the Rolling Stock Option Plan that had been in effect since May 4, 2005. The Plan was approved by the disinterested shareholders of the Company at the Shareholders’ Meeting of June 19, 2008. Under the Plan, the maximum number of shares (the “Maximum Number”) which may be issued pursuant to options granted under the Plan or otherwise granted cannot exceed 20% of the issued and outstanding shares. The shareholders fixed the Maximum Number at 1,193,000. Thereafter, the Plan has been amended by the Directors, and such amendments have been approved by the shareholders in 2009, 2011, 2013, 2014, 2015, 2016, 2018, 2020 and 2021.

Omnibus Plan

On June 27, 2025, shareholders of the Company approved a fixed 20% omnibus equity incentive plan (the “Omnibus Plan”). The Omnibus Plan replaces the Plan. The Omnibus Plan provides flexibility to the Company to grant different forms of equity-based incentive awards to directors, officers, employees and consultants. The Omnibus plan provides the Company with the choice of granting stock options, share units and deferred share units.

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

The Omnibus Plan provides that the maximum number of common shares issuable pursuant to awards granted under the Omnibus Plan and pursuant to other previously granted awards is limited to 17,007,771. Any subsequent increase in the number of reserved common shares must be approved by shareholders of the Company and cannot, at the time of the increase, exceed 20% of the number of issued and outstanding shares. The Omnibus plan was amended by the Directors and such amendment was approved by the shareholders in 2025. Awards vest in accordance with the policies determined by the Board of Directors from time to time consistent with the provisions of the Omnibus Plan which grants discretion to the Board of Directors.

The following paragraphs summarize some of the terms of the Omnibus Plan:

Options

An Option is an option granted by the Company to a Participant (as defined in the Omnibus Plan) entitling such Participant to acquire a designated number of Shares (as defined in the Omnibus Plan) from treasury at an exercise price set at the time of grant (the “Option Price”). Options are exercisable, subject to vesting criteria established by the Board at the time of grant as set out in the Participant’s option agreement (“Option Agreement”). Each Option shall be exercisable at such time or times and/or pursuant to the achievement of such Performance Criteria (as defined in the Omnibus Plan) and/or other vesting conditions as the Board at the time of granting the particular Option, may determine in its sole discretion. The Board shall determine, at the time of granting the particular Option, the period during which the Option is exercisable, which shall not be more than ten (10) years from the date the Option is granted. Notwithstanding the expiration provisions hereof, if the date on which an Option Term expires falls within a Blackout Period (as defined in the Omnibus Plan), the expiration date of the Option will be the date that is ten (10) Business Days (as defined in the Omnibus Plan) after the Blackout Period Expiry Date (as defined in the Omnibus Plan). The Blackout Period must expire following the general disclosure of the undisclosed material information; provided that if an additional Blackout Period is subsequently imposed by the Company during the ten Business Days after the initial Blackout Period, then Blackout Period Expiry Date shall be such the tenth trading day following the end of the last imposed Blackout Period. The Omnibus Plan also permits the Board to grant an option holder, at any time, the right to deal with such Option on a cashless exercise basis, in whole or in part by notice in writing to the Company, where the Company has an arrangement with a brokerage firm that certain procedures must take place. The Omnibus Plan also permits the Board to grant an Option holder, at any time the right to deal with such Option on a net exercise mechanism, in whole or in part by notice in writing to the Company. The grant of an Option by the Board shall be evidenced by an Option Agreement.

Share Units

A Share Unit is an Award (as defined in the Omnibus Plan) in the nature of a bonus for services rendered, or for future services to be rendered, and that, upon settlement, entitles the recipient Participant to acquire to receive a cash payment equal to the Market Value (as defined in the Omnibus Plan) of a Share or at the discretion of the Company (or applicable Subsidiary (as defined in the Omnibus Plan)) one Share or any combination of cash and Shares as the Company (or applicable Subsidiary) in its sole discretion may determine, pursuant and subject to such restrictions and conditions on vesting as the Board may determine at the time of grant, unless such Share Unit expires prior to being settled. Unless permitted under the rules of the Exchange (as defined in the Omnibus Plan), no Share Unit shall vest before the one-year anniversary from the date of grant. Restrictions and conditions on vesting conditions may, without limitation, be based on the passage of time during continued employment (or other service relationship), in which case the Award is what is commonly referred to as a “Restricted Share Unit” or “RSU”, or the achievement of specified Performance Criteria, in which case the Award is what is commonly referred to as a “Performance Share Unit” or “PSU”, or both. The grant of a Share Unit by the Board shall be evidenced by a Share Unit Agreement. The Board shall have sole discretion to determine if any Performance Criteria and/or other vesting conditions with respect to a Share Unit, and as contained in the Share Unit Agreement governing such Share Unit, have been met and shall communicate to a Participant as soon as reasonably practicable when any such applicable vesting conditions or Performance Criteria have been satisfied and the Share Units have vested. Notwithstanding the foregoing, if the date on which any Share Units have vested falls within a Blackout Period , the vesting of such Share Units will be deemed to occur on the date that is ten Business Days after the Blackout Period Expiry Date. The Blackout Period must expire following the general disclosure of the undisclosed material information; provided that if an additional Blackout Period is subsequently imposed by the Company during the ten Business Days after the initial Blackout Period, then Blackout Period Expiry Date shall be such the tenth trading day following the end of the last imposed Blackout Period. Subject to the vesting and other conditions and provisions in the Omnibus Plan and in the Share Unit Agreement, each Share Unit awarded to a Participant shall entitle the Participant to receive on settlement, a cash payment equal to the Market Value of a Share or at the discretion of the Company (or applicable Subsidiary) one Share or any combination of cash and Shares as the Company (or applicable Subsidiary) in its sole discretion may determine, in each case less any applicable withholding taxes. Dividend Equivalents (as defined in the Omnibus Plan) may, as determined by the Board in its sole discretion, be awarded in respect of unvested Share Units in a Participant’s Account (as defined in the Omnibus Plan) on the same basis as cash dividends declared and paid on Shares as if the Participant was a shareholder of record of Shares on the relevant record date. In the event that the Participant’s applicable Share Units do not vest, all Dividend Equivalents, if any, associated with such Share Units will be forfeited by the Participant and returned to the Company’s account.

Deferred Share Units

A deferred share unit (“DSU”) is an Award in the nature of a deferral of payment for services rendered, or for future services to be rendered, and that, upon settlement, entitles the recipient Participant to receive cash or acquire Shares, as determined by the Company in its sole discretion, unless such DSU expires prior to being settled. Subject to adjustments and amendments in the Plan, DSUs shall only vest, and a Participant is only entitled to redemption of a DSU, when the Participant ceases to be a director, officer or employee of the Company for any reason, including termination, retirement or death. The grant of a DSU by the Board shall be evidenced by a DSU Agreement. DSUs will be fully vested on the Termination Date (as defined in the Omnibus Plan) of the applicable Participant. Notwithstanding the foregoing, if the date on which any DSUs have vested falls within a Blackout Period, the vesting of such DSUs will be deemed to occur on the date that is ten Business Days after the Blackout Period Expiry Date. The Blackout Period must expire following the general disclosure of the undisclosed material information; provided that if an additional Blackout Period is subsequently imposed by the Company during the ten Business Days after the initial Blackout Period, then Blackout Period Expiry Date shall be such the tenth trading day following the end of the last imposed Blackout Period. Subject to the vesting and other conditions and provisions in the Plan and in any DSU Agreement, each DSU awarded to a Participant the Participant to receive on settlement a cash payment equal to the Market Value of a Share, or at the discretion of the Company, one Share or any combination of cash and Shares as the Company in its sole discretion may determine. DSUs shall be redeemed and settled by the Company as soon as reasonably practicable following the Participant ceasing to be a director, officer or employee of the Corporation but in any event not later than December 15 of the year following the calendar year in which the Participant ceases to be any of a director, officer or employee. On redemption and settlement, the Company shall deliver the applicable number of Shares, or, in the sole discretion of the Company, cash equal to the redemption amount of such DSU specified in the applicable DSU Agreement, subject to the satisfaction of any applicable withholding tax.

Eligibility.

Awards may be granted under the Omnibus Plan to Directors (as defined in the Omnibus Plan), Officers (as defined in the Omnibus Plan), Employees (as defined in the Omnibus Plan) and Consultants (as defined in the Omnibus Plan) of the Company and any of its subsidiaries.

Omnibus Plan Administration.

The Plan shall be administered and interpreted by the Board or, if the Board by resolution so decides, by a committee or plan administrator appointed by the Board. Subject to the terms of the Plan, applicable law and the rules of the Exchange, the Board (or its delegate) will have the power and authority to: (i) designate the Eligible Participants (as defined in the Omnibus Plan) who will receive Awards, (ii) fix the number of Awards, if any, to be granted to each Eligible Participant and the date or dates on which such Awards shall be granted, (iii) determine the terms and conditions of any Award, including any vesting conditions or conditions based on performance of the Corporation or of an individual (“Performance Criteria”); and (iv) and make such amendments to the Omnibus Plan and Awards made under the Omnibus Plan as are permitted by the Omnibus Plan and the rules of the Exchange.

Exercise Price.

The exercise price for Shares subject to an Award shall be determined by the Board and set forth in the Option Agreement, but shall be either (i) not less than the Market Value of such Shares at the time of the grant, less any discount permitted by the Exchange.

Amendment.

The Board may suspend or terminate the Omnibus Plan at any time, or from time to time amend or revise the terms of the Omnibus Plan or any granted Award without the consent of the Participants provided that such suspension, termination, amendment or revision shall:

(a) not adversely alter or impair the rights of any Participant, without the consent of such Participant except as permitted by the provisions of the Omnibus Plan; and

(b) be in compliance with applicable law and with the prior approval, if required, of the shareholders of the Company, the Exchange, or any other regulatory body having authority over the Company.

Subject to the terms of the Omnibus Plan, the Board may, from time to time, in its absolute discretion and without approval of the shareholders of the Company make the following amendments to the Omnibus Plan, unless where required by law or the requirements of the Exchange:

(a) any amendment to the vesting provision, if applicable, of Options or Share Units, or assignability provisions of the Awards;

(b) any amendment to the expiration date of an Award that does not extend the terms of the Award past the original date of expiration of such Award;

(c) any amendment regarding the effect of termination of a Participant’s employment or engagement;

(d) any amendment which accelerates the date on which any Option may be exercised under the Omnibus Plan;

(e) any amendment necessary to comply with applicable law or the requirements of the Exchange or any other regulatory body;

(f) any amendment of a “housekeeping” nature, including to clarify the meaning of an existing provision of the Omnibus Plan, correct or supplement any provision of the Omnibus Plan that is inconsistent with any other provision of the Omnibus Plan, correct any grammatical or typographical errors or amend the definitions in the Omnibus Plan;

(g) any amendment regarding the administration of the Omnibus Plan;

(h) any amendment to add provisions permitting the grant of Awards settled otherwise than with Shares issued from treasury, or adopt a clawback provision applicable to equity compensation; and

(i) any other amendment that does not require the approval of the shareholders of the Company as outlined in the paragraph below.

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

(c) any amendment reduction in the price of an Option or extension of the term of an Option if the

Participant is an Insider (as defined in the Omnibus Plan) of the Company at the time of the proposed amendment;

(d) any amendment which extends the expiry date of any Award, or the Restriction Period (as defined in the Omnibus Plan) of any Share Unit beyond the original expiry date or Restriction Period;

(e) any amendment which increases the maximum number of Shares that may be issuable under the Omnibus Plan and any other proposed or established Share Compensation Arrangement (as defined in the Omnibus Plan); and;

(f) any amendment to the definition of Eligible Participant under the Omnibus Plan.

Vesting Schedule. In general, each Award granted pursuant to the Omnibus Plan shall vest in accordance with the terms of the Omnibus Plan and the Grant Agreement (as defined in the Omnibus Plan) entered into in respect of such Award. Subject to policies and vesting limits of the Exchange, the Board has the right, in its sole discretion, to waive any vesting conditions or accelerate the vesting of any Award (other than the date upon which DSUs become exercisable), or to deem any Performance Criteria or other vesting conditions to be satisfied, notwithstanding the vesting schedule set forth for such Award.

Assignment

Except as specifically provided in a Grant Agreement approved by the Board, each Award granted under the Omnibus Plan is personal to the Participant and shall not be assignable or transferable by the Participant, whether voluntarily or by operation of law, except by will or by the laws of succession of the domicile of the deceased Participant. No Award granted under the Omnibus Plan shall be pledged, hypothecated, charged, transferred, assigned or otherwise encumbered or disposed of on pain of nullity.

Change of Control

In the event of a potential Change of Control (as described in the Omnibus Plan) the Board will have the power, in its sole discretion, to modify the terms of the Omnibus Plan and/or the Awards to assist the Participants to tender into a take-over bid or participating in any other transaction leading to a Change of Control. For greater certainty, in the event of a take-over bid or any other transaction leading to a Change of Control, the Board shall have the power, in its sole discretion, subject to any required approval of the Exchange to (i) provide that any or all Awards shall thereupon terminate, provided that any such outstanding Awards that have vested shall remain exercisable until consummation of such Change of Control, and (ii) permit Participants to conditionally exercise their vested Options, such conditional exercise to be conditional upon the take-up by such offeror of the Shares or other securities tendered to such take-over bid in accordance with the terms of such take-over bid (or the effectiveness of such other transaction leading to a Change of Control).

If the Corporation completes a transaction constituting a Change of Control and within twelve (12) months following the Change of Control a Participant who was also an Officer or Employee of, or Consultant to, the Company prior to the Change of Control has their position, employment or consulting agreement terminated, or the Participant is constructively dismissed, then all unvested Awards of the Participant shall immediately vest and become exercisable, and remain open for exercise until the earlier of their expiry date as set out in the Award Agreement (as defined in the Omnibus Plan) and the date that is twelve (12) months after such termination or dismissal.

Termination of Options.

Upon a Participant ceasing to be an Eligible Participant for Cause (as defined in the Omnibus Plan), any vested or unvested Option granted to such Participant shall terminate automatically and become void immediately. For the purposes of the Omnibus Plan, the determination by the Company that the Participant was discharged for Cause shall be binding on the Participant.

Upon a Participant ceasing to be an Eligible Participant as a result of his or her employment or service relationship with the Company or a Subsidiary being terminated without Cause, (i) any unvested Option granted to such Participant shall terminate and become void immediately and (ii) any vested Option granted to such Participant may be exercised by such Participant. Unless otherwise determined by the Board, in its sole discretion, such Option shall only be exercisable within the earlier of a date set forth in the Grant Agreement which shall be no longer than twelve (12) months from the Termination Date, or the expiry date of the Award set forth in the Grant Agreement, after which the Option will expire.

Officer Compensation

Total cash compensation accrued and/or paid (directly and/or indirectly) to all of our Officers during fiscal year 2025 was $3,666,430 (refer to Item 7. “Major Shareholders and Related Party Transactions” for information regarding indirect payments)

In order to assist the Board of Directors in fulfilling its oversight responsibilities with respect to human resources matters, the Board established a Compensation Committee. The Compensation Committee reviews and makes determinations with respect to senior officer compensation on a regular basis with any discretionary compensation used only for extraordinary projects or significant milestone results that advance the Company’s growth potential. When determining executive officers’ compensation, the Compensation Committee receives input and guidance from the Executive Chairman of the Board and the Chief Executive Officer of the Company. In the past, the Compensation Committee has engaged an outside consultant to conduct a peer group review to provide guidance to the Compensation Committee with respect to appropriate comparative terms for executive compensation and stock option grants. The Company also utilizes peer group comparisons from subsidiary locations to assist in its salary review of various positions in those locations. The Compensation Committee utilizes such comparative reviews to assist it in making appropriate recommendations to the Board.

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

The following table sets forth all annual and long-term compensation for services in all capacities to the Company for fiscal year 2025 of the Company.

				Share-based Awards		Option-based Awards		Non-Equity Incentive Plan Compensation
First Name	Last Name	Year	Salary	Number of Shares or Units of Shares	Value based on Grant Date Fair Value	Number of Securities Underlying Options	Value based on Grant Date Fair Value (1)	Annual Incentive Plans	Long Term Incentive Plans	Pension Value	All Other Compensation	Total Compensation
Suresh	Venkatesan	2025	$539,498	1,107,011	$6,000,000			400,000				$6,939,498
Thomas	Mika	2025	$376,248	369,004	$2,000,002			420,000				$2,796,250
Mo	Jinyu	2025	$319,200	230,627	$1,249,998			75,000				$1,644,198
Raju	Kankipati	2025	$317,498	184,502	$1,000,001			200,000				$1,517,499
Ghazi	Chaoui	2025	$184,615			350,000	$1,329,455					$1,514,070
Yong Meng	Lee	2025	$241,695	138,376	$749,998			70,000				$1,061,693
Kevin	Barnes	2025	$244,200	92,251	$500,000			190,000				$934,200
Robert	Ditizio	2025	$234,656	36,900	$199,998			10,000				$444,654
Daniel	Meerovich	2025	$151,017	0	$0			0				$151,017
Vivek	Rajgarhia	2026	$77,092	0	$0			0				$77,092
			$2,685,719	2,158,671	$11,699,997	350,000	$1,329,455	1,365,000				$17,080,171

(1)	The Company used the Black-Scholes model as the methodology to calculate the grant date fair value. The fair value will be recorded as an operating expense as the options vest based on the stock options vesting schedule from the date of grant.

Positions

Suresh Venkatesan	CEO
Raju Kankipati	Chief Revenue Officer
Thomas Mika	Executive Vice President and CFO
Mo Jinyu	SVP, Global Product Development
Kevin Barnes	VP Finance and Administration, Corporate Controller and Treasurer
Robert Ditizio	VP Intellectual Property
James Lee	VP & Interposer Engineering
Daniel Meerovich	VP Product Engineering (Resigned)
Vivek Rajgarhia	President (Resigned)
Ghazi Chaoui	SVP Global Manufacturing and Digital Transformation

The following table sets forth information concerning all awards outstanding under a stock option plan to each of the current officers, as of December 31, 2025:

		Option-based Awards					Share-based Awards
First Name	Last Name	Number of Securities Underlying Unexercised Options	Option Exercise Price		Option Expiration Date	Value of Unexercised in-the-money Options	Number of Shares or Units of Shares that have not Vested	Market or Payout Value of Shares or Units of Shares that have not Vested		Market or Payout Value of Vested Shares or Units of Shares that have not Paid Out or Distributed
Kevin	Barnes	2,000	$1.26575	USD	28-Mar-2028	$10,128.50
Kevin	Barnes	24,500	$1.26575	USD	13-Dec-2028	$124,074.13
Kevin	Barnes	50,000	$1.26575	USD	29-May-2029	$253,212.50
Kevin	Barnes	50,000	$1.26575	USD	15-Jan-2030	$253,212.50
Kevin	Barnes	15,000	$1.26575	USD	11-Jun-2030	$75,963.75
Kevin	Barnes	20,000	$1.26575	USD	11-Nov-2032	$101,285.00
Kevin	Barnes	20,000	$1.26575	USD	08-Aug-2033	$101,285.00
Kevin	Barnes	67,500	$1.793748	USD	25-Jun-2034	$306,197.01
Kevin	Barnes	50,000	$4.0287	USD	13-Nov-2034	$115,065.00
Kevin	Barnes				07-Aug-2035		92,251	$583,948.83	USD	$0.00	USD
Ghazi	Chaoui	350,000	$4.426507	USD	14-May-2035	$666,222.55
Robert	Ditizio	100,000	$1.26575	USD	01-Dec-2031	$506,425.00
Robert	Ditizio	15,000	$1.26575	USD	08-Aug-2033	$75,963.75
Robert	Ditizio	25,000	$1.793748	USD	25-Jun-2034	$113,406.30
Robert	Ditizio	50,000	$4.0287	USD	13-Nov-2034	$115,065.00
Robert	Ditizio				07-Aug-2035		36,900	$233,577.00	USD	$0.00	USD
Mo	Jinyu	100,000	$1.26575	USD	08-Jan-2031	$506,425.00
Mo	Jinyu	31,250	$1.26575	USD	11-Nov-2032	$158,257.81
Mo	Jinyu	50,000	$1.26575	USD	08-Aug-2033	$253,212.50
Mo	Jinyu	75,000	$1.793748	USD	25-Jun-2034	$340,218.90
Mo	Jinyu				07-Aug-2035		230,627	$1,459,868.91	USD	$0.00	USD
Raju	Kankipati	42,500	$1.26575	USD	06-Apr-2032	$215,230.63
Raju	Kankipati	100,000	$1.26575	USD	11-Nov-2032	$506,425.00
Raju	Kankipati	50,000	$1.26575	USD	08-Aug-2033	$253,212.50
Raju	Kankipati	80,000	$1.294681	USD	16-Feb-2034	$402,825.52
Raju	Kankipati	112,500	$1.793748	USD	25-Jun-2034	$510,328.35
Raju	Kankipati	250,000	$4.0287	USD	13-Nov-2034	$575,325.00
Raju	Kankipati				07-Aug-2035		184,502	$1,167,897.66	USD	$0.00	USD
Yong Meng	Lee	20,000	$1.26575	USD	04-Nov-2029	$101,285.00
Yong Meng	Lee	15,000	$1.26575	USD	11-Jun-2030	$75,963.75
Yong Meng	Lee	25,000	$1.26575	USD	06-Apr-2031	$126,606.25
Yong Meng	Lee	55,000	$1.26575	USD	11-Nov-2032	$278,533.75
Yong Meng	Lee	50,000	$1.26575	USD	08-Aug-2033	$253,212.50
Yong Meng	Lee	50,000	$1.294681	USD	16-Feb-2034	$251,765.95
Yong Meng	Lee	75,000	$1.793748	USD	25-Jun-2034	$340,218.90
Yong Meng	Lee	50,000	$4.0287	USD	13-Nov-2034	$115,065.00
Yong Meng	Lee				07-Aug-2035		138,376	$875,920.08	USD	$0.00	USD
Thomas	Mika	50,000	$1.26575	USD	29-May-2029	$253,212.50
Thomas	Mika	60,000	$1.26575	USD	11-Jun-2030	$303,855.00
Thomas	Mika	45,000	$1.26575	USD	06-Apr-2031	$227,891.25
Thomas	Mika	100,000	$1.26575	USD	11-Nov-2032	$506,425.00
Thomas	Mika	75,000	$1.26575	USD	08-Aug-2033	$379,818.75
Thomas	Mika	80,000	$1.294681	USD	16-Feb-2034	$402,825.52
Thomas	Mika	127,500	$1.793748	USD	25-Jun-2034	$578,372.13
Thomas	Mika				07-Aug-2035		369,004	$2,335,795.32	USD	$0.00	USD
Vivek	Rajgarhia	25,000	$1.26575	USD	11-Nov-2032	$126,606.25
Vivek	Rajgarhia	25,125	$1.26575	USD	08-Aug-2033	$127,239.28
Suresh	Venkatesan	220,625	$1.26575	USD	11-Jun-2030	$1,117,300.16
Suresh	Venkatesan	65,000	$1.26575	USD	06-Apr-2031	$329,176.25
Suresh	Venkatesan	200,000	$1.26575	USD	11-Nov-2032	$1,012,850.00
Suresh	Venkatesan	100,000	$1.26575	USD	08-Aug-2033	$506,425.00
Suresh	Venkatesan	80,000	$1.294681	USD	16-Feb-2034	$402,825.52
Suresh	Venkatesan	150,000	$1.793748	USD	25-Jun-2034	$680,437.80
Suresh	Venkatesan				07-Aug-2035		1,107,011	$7,007,379.63	USD	$0.00	USD

The value vested or earned during fiscal year 2025 of incentive plan awards granted to our officers are as follows:

First Name	Last Name	Option-based Awards			Share-based Awards			Non-equity Incentive Plan Compensation - Value Earned During The Year
		Number of Securities Underlying Options Vested	Value Vested During the Year		Number of Shares or Units of Shares Vested	Value Vested During the Year
Kevin	Barnes	157,294	$468,845	USD	N/A	N/A	N/A	N/A
Robert	Ditizio	75,625	$334,453	USD	N/A	N/A	N/A	N/A
Mo	Jinyu	211,250	$525,746	USD	N/A	N/A	N/A	N/A
Raju	Kankipati	290,938	$789,048	USD	N/A	N/A	N/A	N/A
Yong Meng	Lee	199,688	$483,217	USD	N/A	N/A	N/A	N/A
Daniel	Meerovich	31,875	$79,519	USD	N/A	N/A	N/A	N/A
Thomas	Mika	455,313	$1,280,822	USD	N/A	N/A	N/A	N/A
Vivek	Rajgarhia	76,250	$255,091	USD	N/A	N/A	N/A	N/A
Suresh	Venkatesan	981,250	$2,829,201	USD	N/A	N/A	N/A	N/A

Director Compensation

The following table details compensation paid/accrued for fiscal year 2025 for each director who is not also an officer.

				Share-based Awards		Option-based Awards		Non-Equity Incentive Plan Compensation
First Name	Last Name	Year	Salary	Number of Shares or Units of Shares	Value based on Grant Date Fair Value	Number of Securities Underlying Options	Value based on Grant Date Fair Value	Annual Incentive Plans	Long Term Incentive Plans	Pension Value	All Other Compensation	Total Compensation
Theresa	Ende	2025	$30,000	16,567	$119,779							$149,779
Jean-Louis	Malinge	2025	$55,000	19,941	$144,173							$199,173
Glen	Riley	2025	$40,000	17,916	$129,533							$169,533
Bob	Tirva	2025	$35,000	17,916	$129,533							$164,533
Sohail	Khan	2025	$15,000	21,200	$163,240							$178,240
Chris	Tsiofas	2025	$32,500									$32,500
			$207,500	93,540	$686,258	-	-	-	-	-	-	$893,758

The following table sets forth information concerning all awards outstanding under the stock option plans to each of the directors who are not also officers as of December 31, 2025:

		Option-based Awards				Share-based Awards
First Name	Last Name	Number of Securities Underlying Unexercised Options	Option Exercise Price	Option Expiration Date	Value of Unexercised in-the-money Options	Number of Shares or Units of Shares that have not Vested	Market or Payout Value of Shares or Units of Shares that have not Vested	Market or Payout Value of Vested Shares or Units of Shares that have not Paid Out or Distributed
Theresa	Ende	4,745	$1.27	1-Jun-32	$24,029.87
Theresa	Ende	41,368	$1.27	11-Nov-32	$209,497.89
Theresa	Ende	24,949	$1.27	14-Jul-33	$126,347.97
Theresa	Ende	58,114	$1.79	25-Jun-34	$263,619.75
Theresa	Ende			27-Jun-35		16,567	$104,869.11	$0.00
Jean-Louis	Malinge	36,053	$1.27	29-May-29	$182,581.41
Jean-Louis	Malinge	24,949	$1.27	14-Jul-33	$126,347.97
Jean-Louis	Malinge	74,258	$1.79	25-Jun-34	$336,853.00
Jean-Louis	Malinge			27-Jun-35		19,941	$126,226.53	$0.00
Glen	Riley	64,572	$1.79	25-Jun-34	$292,914.86
Glen	Riley			27-Jun-35		17,916	$113,408.28	$0.00
Bob	Tirva	18,823	$5.20	5-Dec-34	$21,262.05
Bob	Tirva			27-Jun-35		17,916	$113,408.28	$0.00

The value vested or earned during fiscal year 2025 of incentive plan awards granted to directors who are not also officers are as follows:

		Option-based Awards			Share-based Awards
First Name	Last Name	Number of Securities Underlying Options Vested	Value Vested During the Year		Number of Shares or Units of Shares Vested	Value Vested During the Year		Non-equity Incentive Plan Compensation - Value Earned During The Year
Sohail	Khan	-	$-	USD	N/A	N/A	N/A	N/A
Bob Tirva	Tirva	18,823	$83,541	USD	N/A	N/A	N/A	N/A
Theresa	Ende	50,058	$124,590	USD	N/A	N/A	N/A	N/A
Glen	Riley	69,841	$207,279	USD	N/A	N/A	N/A	N/A
Jean-Louis	Malinge	134,764	$359,390	USD	N/A	N/A	N/A	N/A
Chris	Tsiofas	166,219	$460,476	USD	N/A	N/A	N/A	N/A

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

The following individuals were senior management of the Company in 2025:

Name	Title
Suresh Venkatesan	CEO
Raju Kankipati	Chief Revenue Officer
Thomas Mika	Executive Vice President and CFO
Mo Jinyu	SVP, Global Product Development
Kevin Barnes	VP Finance and Administration, Corporate Controller and Treasurer

C.	Board Practices.

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

During fiscal 2025, the Board held 21 regularly scheduled meetings, including committee meetings. If for various reasons, Board members may not be able to attend a Board meeting, all Board members are provided information related to each of the agenda items before each meeting, and, therefore, can provide counsel outside the confines of regularly scheduled meetings.

The Board has adopted standards for determining whether a director is independent from management. The Board reviews, consistent with the Company’s corporate governance guidelines, whether a director has any material relationship with the Company that would impair the director’s independent judgment. The Board has affirmatively determined, that as of the filing of this Form 20-F, based on its standards, that the following directors are independent: Sohail Khan, Jean-Louis Malinge, Bob Tirva, Glen Riley and Theresa Lan Ende.

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

Audit Committee

The Audit Committee is currently comprised of three members: Bob Tirva (Chair), Glen Riley and Jean-Louis Malinge. All three members are independent directors of the Company. Mr. Tirva was appointed chair of the Audit Committee on May 13, 2025. Chris Tsiofas served as the chair of the audit committee until May 13, 2025 and resigned on June 27, 2025. The Board has determined that Mr. Tirva satisfies the criteria of “audit committee financial expert” within the meaning of Item 401(h) of Regulation S-K and is independent in accordance with Rule 4200 of the Nasdaq Marketplace Rules. All members of the audit committee are financially literate, meaning they have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

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

Compensation Committee

The Compensation Committee is currently comprised of three members: Glen Riley (Chair), Bob Tirva and Theresa Ende. Mr. Riley was appointed chair of the Compensation Committee on October 14, 2022. All three members are independent directors. The Board has determined that all members of the Compensation Committee are qualified as members based on the following:

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

As of December 31, 2025, the Company had eighty (80) full-time employees and nine (10) consultants or full-time contractors. Nine (9) employees work in the United States; ten (10) employees work in China; nine (9) employees work in Malaysia; and fifty-two (52) employees work at our Singapore facility. We also engaged three (3) contractors in the United States, one (1) contractor in China, two (2) contractors in Malaysia, three (3) contractors in Singapore, and one (1) contractor in Italy. None of the Company’s employees are covered by collective bargaining agreements.

E.	Share Ownership.

The following table sets forth certain information regarding the beneficial ownership of our outstanding common shares as of March 20, 2026 for: (i) each of our Directors and Officers individually, who were directors and officers at December 31, 2025; (ii) all of our Directors and Officers as a group; and (iii) each other person known to us to own beneficially more than 5% of our common shares as of March 20, 2026. Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. The table also includes the number of shares underlying options that are exercisable within sixty (60) days of March 20, 2026. Common shares subject to these options are deemed to be outstanding for the purpose of computing the ownership percentage of the person holding these options, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person.

Except as otherwise noted, the business address for each person listed in the table below is 120 Eglinton Avenue East, Suite 1107, Toronto, Ontario M4P 1E2, Canada. The shareholders listed below do not have any different voting rights from our other shareholders.

	Number of Shares Beneficially Owned (1)	Percent of Class
Directors and Officers:
Thomas Mika	12,500	*
Kevin Barnes	31,746	*
Suresh Venkatesan	7,500	*
Raju Kankipati	11,111	*
Jean-Louis Malinge	33,892	*
Glen Riley	31,966	*
Directors and Officers Subtotal	128,715	*

Major Shareholders:
MM Asset Management Inc. SPC (2)	1,526,205	*

* Less than one percent (1%).

(1)	The number of shares set forth for each Director, Officer and Major Shareholder, if any, was determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act.

(2)	Based solely upon information contained in the Schedule 13G/A filed on February 17, 2026 provided to the Company by MMCAP International Inc. SPC (the “Fund”). MM Asset Management Inc., the investment adviser of the Fund (the “Adviser”), may be deemed to beneficially own the common shares directly beneficially owned by the Fund. The address of the Fund is c/o Mourant Governance Services (Cayman) Limited, 94 Solaris Avenue, Camana Bay, P.O. Box 1348, Grand Cayman, KY1-1108, Cayman Island, and the address of the Adviser is 161 Bay Street, TD Canada Trust Tower Suite 2240, Toronto, ON M5J 2S1 Canada.

See “Item 6.B. Compensation” for the exercise prices of options.

The following table presents the options exercisable for Directors and Officers within 60 days of March 20, 2026:

Last Name	First Name	Grant Date	Grant Price	Exercisable
Barnes	Kevin	21-Jun-2024	$1.26575	2,000
Barnes	Kevin	21-Jun-2024	$1.26575	2,500
Barnes	Kevin	21-Jun-2024	$1.26575	3,125
Barnes	Kevin	25-Jun-2024	$1.793748	11,250
Barnes	Kevin	13-Nov-2024	$4.0287	15,625
Barnes	Kevin	21-Jun-2024	$1.26575	24,500
Barnes	Kevin	21-Jun-2024	$1.26575	25,000
Barnes	Kevin	21-Jun-2024	$1.26575	25,000
Barnes	Kevin	21-Jun-2024	$1.26575	50,000
Ditizio	Robert	21-Mar-2024	$1.26575	9,375
Ditizio	Robert	25-Jun-2024	$1.793748	9,375
Ditizio	Robert	13-Nov-2024	$4.0287	15,625
Ditizio	Robert	21-Mar-2024	$1.26575	100,000
Ende	Theresa	21-Jun-2024	$1.26575	4,745
Ende	Theresa	21-Jun-2024	$1.26575	24,949
Ende	Theresa	21-Jun-2024	$1.26575	41,368
Ende	Theresa	25-Jun-2024	$1.793748	58,114
Jinyu	Mo	21-Jun-2024	$1.26575	12,500
Jinyu	Mo	25-Jun-2024	$1.793748	28,125
Jinyu	Mo	21-Jun-2024	$1.26575	31,250
Jinyu	Mo	21-Jun-2024	$1.26575	100,000
Kankipati	Raju	21-Jun-2024	$1.26575	31,250
Kankipati	Raju	21-Jun-2024	$1.26575	36,250
Kankipati	Raju	25-Jun-2024	$1.793748	42,188
Kankipati	Raju	13-Nov-2024	$4.0287	78,125
Kankipati	Raju	16-Feb-2024	$1.294681	80,000
Kankipati	Raju	21-Jun-2024	$1.26575	81,250
Lee	Yong Meng	21-Jun-2024	$1.26575	15,000
Lee	Yong Meng	13-Nov-2024	$4.0287	15,625
Lee	Yong Meng	21-Jun-2024	$1.26575	25,000
Lee	Yong Meng	25-Jun-2024	$1.793748	28,125
Lee	Yong Meng	21-Jun-2024	$1.26575	31,250
Lee	Yong Meng	21-Jun-2024	$1.26575	44,688
Lee	Yong Meng	16-Feb-2024	$1.294681	50,000
Malinge	Jean-Louis	21-Jun-2024	$1.26575	24,949
Malinge	Jean-Louis	21-Jun-2024	$1.26575	36,053
Malinge	Jean-Louis	25-Jun-2024	$1.793748	74,258
Mika	Thomas	21-Jun-2024	$1.26575	45,000
Mika	Thomas	21-Jun-2024	$1.26575	46,875
Mika	Thomas	25-Jun-2024	$1.793748	47,813
Mika	Thomas	21-Jun-2024	$1.26575	50,000
Mika	Thomas	21-Jun-2024	$1.26575	60,000
Mika	Thomas	16-Feb-2024	$1.294681	80,000
Mika	Thomas	21-Jun-2024	$1.26575	81,250
Riley	Glen	25-Jun-2024	$1.793748	64,572
Tirva	Bob	05-Dec-2024	$5.200422	18,823
Venkatesan	Suresh	25-Jun-2024	$1.793748	56,250
Venkatesan	Suresh	21-Jun-2024	$1.26575	62,500
Venkatesan	Suresh	21-Jun-2024	$1.26575	65,000
Venkatesan	Suresh	16-Feb-2024	$1.294681	80,000
Venkatesan	Suresh	21-Jun-2024	$1.26575	162,500
Venkatesan	Suresh	21-Jun-2024	$1.26575	220,625

	Number of Warrants exercisable within 60 days of March 20, 2026	Exercise price CAD$
Glen Riley	21,966	1.52
Raju Kankipati	11,111	1.52
Jean-Louis Malinge	16,392	1.52

Major Shareholder
MM Asset Management Inc. SPC	12,957,165	Ranging from $4.26 - $8.39

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation.

In 2024, the Company adopted a compensation recovery policy (the “Compensation Recovery Policy”) in compliance with Nasdaq listing standards and Rule 10D-1 of the Exchange Act, a copy of which is filed as Exhibit 97.1 to this Annual Report on Form 20-F.

We were not required to prepare an accounting restatement during the year ended December 31, 2025. As of December 31, 2025, there was no outstanding balance of erroneously awarded compensation to be recovered pursuant to the Compensation Recovery Policy.

Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders.

Holdings by Major Shareholders

Please refer to Item 6.E. “Share Ownership” for details regarding securities held by directors, officers and major shareholders. The Company’s major shareholders do not have any different or special voting rights as compared to other holders of the Company’s common shares.

U.S. Share Ownership

As of March 20, 2026, there were a total of 66,512 holders of record of our common shares with addresses in the U.S. We believe that the number of U.S beneficial owners is substantially greater than the number of U.S record holders, because a large portion of our common shares are held in broker “street names.” As of March 20, 2026, U.S. holders of record held approximately 51.8% of our outstanding common shares.

Control of Company

The Company is a publicly owned Ontario corporation, the common shares of which are owned by Canadian residents, U.S. residents and other foreign residents. The Company is not controlled by any foreign government or other person(s) except as described in “Item 4.A. History and Progress of the Company” and “Item 6.E. Share Ownership.”

Change of Control of Company Arrangements

None

B.	Related Party Transactions.

Compensation to key management personnel was as follows:

	2025	2024	2023

Salaries	$3,666,430	$2,435,726	$2,245,853
Share-based payments (1)	3,640,115	3,021,067	2,411,669

Total	$7,306,545	$5,456,793	$4,657,522

(1)	Share-based payments are the fair value of options granted to key management personnel and expensed during the various years as calculated using the Black-Scholes model.

C.	Interests of Experts and Counsel.

Not applicable.

Item 8. Financial Information

A.	Consolidated Statements and Other Financial Information.

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

The Company’s common shares currently trade on the Nasdaq under the symbol “POET” since March 14, 2022. The CUSIP/ISN numbers are 73044W302/73044W3021.

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

Neither Canadian law nor our Articles or By-laws limit the right of a non-resident to hold or vote common shares of the Company, other than as provided in the Investment Canada Act (the “Investment Act”), as amended by the World Trade Organization Agreement Implementation Act (the “WTOA Act”). The Investment Act generally prohibits implementation of a direct reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a “Canadian,” as defined in the Investment Act (a “non-Canadian”), unless, after review, the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in the common shares of the Company by a non-Canadian (other than a “WTO Investor,” as defined below) would be reviewable under the Investment Act if it were an investment to acquire direct control of the Company, and the value of the assets of the Company were CAD$5.0 million or more (provided that immediately prior to the implementation of the investment the Company was not controlled by WTO Investors). An investment in common shares of the Company by a WTO Investor (or by a non- Canadian other than a WTO Investor if, immediately prior to the implementation of the investment the Company was controlled by WTO Investors) would be reviewable under the Investment Act if it were an investment to acquire direct control of the Company and the value of the assets of the Company equaled or exceeded certain threshold amounts determined on an annual basis.

The threshold for a pre-closing net benefit review depends on whether the purchaser is: (a) controlled by a person or entity from a member of the WTO; (b) a state- owned enterprise (SOE); or (c) from a country considered a “Trade Agreement Investor” under the Investment Act. A different threshold also applies if the Canadian business carries on a cultural business. The 2026 threshold for WTO investors that are SOEs will be CAD$578 million based on the book value of the Canadian business’ assets, up from CAD$551 million in 2025. The 2026 thresholds for review for direct acquisitions of control of Canadian businesses by private sector investor WTO investors is $1.452 billion and private sector trade- agreement investors is $2.179 billion and are both based on the “enterprise value” of the Canadian business being acquired.

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

Impediments to Change of Control

Impediments to a Change of Control

The take-over bid regime in Canada is governed by, among other things, National Instrument 62-104 – Take-Over Bids and Issuer Bids (“NI 62-104”). Under NI 62-104, a “take-over bid” is defined as an offer to acquire the outstanding voting securities or equity securities of a class made to one or more persons or companies in a jurisdiction of Canada (also referred to as a local jurisdiction) or whose last address on the books of the target company is in the local jurisdiction, where the securities subject to the offer, together with the offeror’s securities, constitute 20% or more of the outstanding securities of the class.

Pursuant to NI 62-104, all non-exempt take-over bids are required to abide by certain technical requirements, including:

●	Initial Deposit Period – The offer must remain open for an initial deposit period of at least 105 days from the date of the bid. A shorter initial deposit period (not less than 35 days from the date of the bid) is available in circumstances where a target company issues a deposit period news release in respect of a proposed or commenced take-over bid. In this circumstance, an outstanding or subsequent competing take-over bid may avail itself of the shorter deposit period specified in the bid referred to in the deposit period news release. A shorter initial deposit period (of at least 35 days from the date of the bid) is also available in the case of an outstanding or subsequent competing bid in circumstances where a target company issues a news release announcing its intention to effect a negotiated alternative transaction.
●	Minimum Tender Requirement – An offeror may not take up securities under the terms of its take-over bid unless the bid has met a minimum tender requirement consisting of more than 50% of the outstanding securities of the class that are subject to the bid (excluding securities beneficially owned, or over which control or direction is exercised by the offeror or by any person acting jointly or in concert with the offeror) having been deposited under the bid and not withdrawn.
●	Mandatory 10-day extension period – If, at the end of the initial deposit period, an offeror is obligated to take up securities deposited under the terms of a take- over bid, the offeror must extend the period during which securities may be deposited under the period of the bid for a mandatory 10-day extension period and promptly issue a news release announcing that, among other things, the minimum tender requirement has been satisfied, the number of securities deposited and not withdrawn as at the expiry of the initial deposit period and the period during which securities may be deposited under the bid has been extended for the mandatory ten-day extension period.
●	Equal Treatment – The take-over bid rules require that all holders of the same class of securities be offered identical consideration (or an identical choice of consideration). If a bidder increases the consideration to be paid for the securities during a take-over bid, this consideration must be increased for all shareholders, even if the bidder has already taken up and paid for some shares. The bidder (and anyone acting jointly or in concert with the bidder) is prohibited from entering into any collateral agreements or understanding that will (directly or indirectly) provide a shareholder of the target company with consideration of greater value than that paid or payable to other shareholders of the same class, subject to certain exemptions.

In addition to NI 62-104, there are also further regulations and guidance (including certain disclosure requirements) provided pursuant to National Instrument 62-103 – The Early Warning System and Related Take-Over Bid and Insider Reporting Issues (“NI 62-103”), National Policy 62-202 – Take-Over Bids – Defensive Tactics, National Policy 62-203 – Take-Over Bids and Issuer Bids, and applicable exchange rules.

We believe that the take-over bid rules provide adequate protection against hostile bids. Having said that, it has been suggested that the new rules do not protect against creeping take-over bids for control which are exempt from the rules (such as the accumulation of 20% or more of the issuer’s shares through market transactions or the acquisition of a control block through private agreements with a few large shareholders). These activities would however be identifiable through the early warning filing requirements. If, prior to making a determination that the Company ought to adopt a “strategic” SRP at an annual or special meeting of shareholders, the Company were faced with a hostile bid that we believed was not in the best interests of the Company and its shareholders, the directors could adopt a “tactical” plan which we could take to the shareholders for approval. Nevertheless, at this point in time, we are of the opinion that such action is not necessary, and the shareholders should be the best arbiters of when “the pill must go”.

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

A U.S. Holder will generally not be subject to tax under the Tax Act on any capital gain realized on a disposition of common shares, provided that the shares do not constitute “taxable Canadian property” to the U.S. Holder at the time of disposition. Generally, common shares will not constitute taxable Canadian property to a U.S. Holder provided that such shares are listed on a designated stock exchange at the time of the disposition and, during the 60- month period immediately preceding the disposition, the U.S. Holder, persons with whom the U.S. Holder does not deal at arm’s length, or the U.S. Holder together with all such persons has not owned 25% or more of the issued shares of any series or class of the Company’s capital stock. If the common shares constitute taxable Canadian property to a particular U.S. Holder, any capital gain arising on their disposition may be exempt from Canadian tax under the Convention if at the time of disposition the common shares do not derive their value principally from real property situated in Canada.

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

As an alternative to making the QEF election, a U.S. Holder of PFIC stock which is regularly traded on a qualified exchange may avoid the negative effects of the PFIC rules by electing to mark the stock to market and recognizing as ordinary income or loss, each taxable year that we are a PFIC, an amount equal to the difference as of the close of the taxable year between the fair market value of the PFIC stock and the U.S. Holder’s adjusted tax basis in the PFIC stock. Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. Holder under the election for prior taxable years. This election is available for so long as the Company’s common shares constitute “marketable stock,” which includes stock of a PFIC that is “regularly traded” on a “qualified exchange or other market.” Generally, a “qualified exchange or other market” includes a national market system established pursuant to Section 11A of the Exchange Act, or a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located and that has certain characteristics. A class of stock that is traded on one or more qualified exchanges or other markets is “regularly traded” on an exchange or market for any calendar year during which that class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter, subject to special rules relating to an initial public offering. It is not entirely clear whether either Nasdaq is a “qualified exchange or other market,” or whether there will be sufficient trading volume with respect to the Company’s common shares, and accordingly, whether the common shares will be “marketable stock” for these purposes. Furthermore, there can be no assurances that the Company’s common shares will continue to trade on any of the exchange listed above.

We believe we were not a PFIC for the year ending December 31, 2025 and do not expect to be classified as a PFIC for the year ending December 31, 2026. However, PFIC status is determined as of the end of each taxable year and is dependent on a number of factors, including the value of our passive assets, the amount and type of our gross income, and our market capitalization. Therefore, there can be no assurance that we will not be classified as a PFIC for the current taxable year or in a future taxable year. We will notify U.S. Holders in the event we conclude that we will be treated as a PFIC for any taxable year.

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

The Company’s documents can be viewed at its Canadian office, located at: Suite 1107, 120 Eglinton Avenue East, Toronto, Ontario M4P 1E2, Canada. Further, we file reports under Canadian regulatory requirements on SEDAR+; you may access our reports filed on SEDAR+ by accessing their website at www.sedarplus.ca. The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the Exchange Act), and files reports, Annual Reports and other information with the SEC. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at www.sec.gov. The Company’s reports, Annual Reports and other information can be inspected on the SEC’s website.

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

Exchange Rate Risk

The functional currency of each of the entities included in the accompanying consolidated financial statements is the local currency where the entity is domiciled except for the Canadian entity which has determined that the U.S. Dollar is its functional currency. Functional currencies include the Chinese Yuan, US, Singapore and Malaysian Ringgit. Most transactions within the entities are conducted in functional currencies. As such, none of the entities included in the consolidated financial statements engage in hedging activities. The Company is exposed to a foreign currency risk when its subsidiaries hold current assets or current liabilities in currencies other than its functional currency. A 10% change in foreign currencies held would increase or decrease other comprehensive loss by $2,000,000.

The following table shows exchange rates, from SGD to USD, for the past six months:

Period	High (1)	Low (1)	Average (2)

February 2026	0.7933	0.7839	0.7875
January 2026	0.7875	0.7720	0.7808
December 2025	0.7924	0.7702	0.7747
November 2025	0.7900	0.7650	0.7683
October 2025	0.7764	0.7696	0.7719
September 2025	0.7830	0.7722	0.7781
September 2025 — February 2026	0.7933	0.7650	0.7791

(1)	Bank of Singapore monthly average rates
(2)	Bank of Singapore daily closing average rates

The following table shows exchange rates, from CNY to USD, for the past six months:

Period	High (1)	Low (1)	Average (2)

February 2026	0.1449	0.1429	0.1440
January 2026	0.1435	0.1410	0.1428
December 2025	0.1429	0.1408	0.1419
November 2025	0.1412	0.1395	0.1408
October 2025	0.1410	0.1396	0.1404
September 2025	0.1409	0.1396	0.1403
September 2025 — February 2026	0.1449	0.1395	0.1422

(1)	Bank of China monthly average rates
(2)	Bank of China daily closing average rates

The following table shows exchange rates, from MYR to USD, for the past six months:

Period	High (1)	Low (1)	Average (2)

February 2026	0.2253	0.2218	0.2238
January 2026	0.2242	0.2200	0.2229
December 2025	0.2231	0.2187	0.2214
November 2025	0.2220	0.2180	0.2202
October 2025	0.2210	0.2170	0.2191
September 2025	0.2195	0.2168	0.2181
September 2025 — February 2026	0.2253	0.2168	0.2210

(1)	Bank Negara Malaysia monthly average rates
(2)	Bank Negara Malaysia daily closing average rates

Item 12. Description Of Securities Other Than Equity Securities

A.	Debt Securities.

Not required.

B.	Warrants and Rights

Not required.

C.	Other Securities

Not applicable.

D.	American Depositary Shares.

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

(a)	Disclosure Controls and Procedures.

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

We carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2025, the Company’s disclosure controls and procedures were effective.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2025. In making this assessment, it used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that assessment and those criteria, management concluded our internal controls over financial reporting was effective as of December 31, 2025

(c)	Attestation Report of Registered Public Accounting Firm

Davidson & Company LLP, the independent registered public accounting firm that audited the consolidated financial statements of the Company included in this Annual Report on Form 20-F, and has issued an attestation report on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2025.

(d)	Management Remediation Initiatives

As previously reported in the Company’s Form 20-F for the year ended December 31, 2024, a material weakness was identified in internal controls performed by management due to insufficient resources to properly execute the designed controls or perform an effective review over certain manual controls related to the financial statement close process. The material weakness did not result in any identified misstatements to the consolidated financial statements and there were no changes to previously released financial results.

To remediate the material weakness in the Company’s internal control over financial reporting, the Company hired additional resources for accounting management and oversight. Their contribution is ongoing as of the filing of this Form 20-F. As of December 31, 2025, management believes that this material weakness in internal controls has been remediated.

(e)	Changes in Internal Controls over Financial Reporting

We have undertaken the remediation efforts described. Except for those efforts, there were no other changes in our internal control over financial reporting during year ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

The Board has determined that Bob Tirva satisfies the criteria of “audit committee financial expert” set forth in Item 16A of Form 20-F and is independent in accordance with Rule 4200 of the Nasdaq Marketplace Rules.

Item 16B. Code of Ethics

Our Board of Directors adopted a Code of Business Conduct and Ethics, as amended in March 2025 (the “Code”), that applies to all our employees, including without limitation our chief executive officer, chief financial officer and principal accounting officer. Our Code may be viewed on our website at www.poet-technologies.com and is filed as an Exhibit to this Annual Report. A copy of our Code may be obtained, without charge, upon a written request addressed to our office at, 120 Eglinton Avenue East, Suite 1107, Toronto, Ontario M4P 1E2, Canada. We will disclose on our website any amendment to, or waiver from, a provision of the Code as required by applicable securities rules and regulations. During the year ended December 31, 2025, the Company did not waive or implicitly waive any provision of the Code with respect to any of the Company’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

Item 16C. Principal Accountant Fees and Services

Marcum LLP (“Marcum”) served as our independent registered public accounting firm for the year ended December 31, 2023, and up to the date of its resignation, and Davidson & Company LLP (“Davidson”) was appointed as our independent registered public accounting firm, including to audit the Company’s consolidated financial statements for the years ended December 31, 2024 and 2025 that appear in this Annual Report. See Item 16.F. “Change in Registrant’s Certifying Accountant” for further details regarding the change in our independent registered public accounting firm. Set forth below are the total fees billed (or expected to be billed) on a consolidated basis by Davidson for providing audit and other professional services in each of the last two years.

	Year Ended December 31,
Services Rendered	2025	2024

Audit Fees (1)	$282,500	$302,771
Audit-Related Fees (2)	-	-
Tax Fees (3)	36,466	14,111
All Other Fees (4)	-	-
Total	$318,966	316,882

(1)	Audit Fees included fees for the audit of the Company’s annual consolidated financial statements, SOX 404(b) audit and professional services rendered in connection with filing of registration statements.

(2)	Audit-Related Fees include fees for assurance and related services that are reasonably related to the performance of the audit and are not reported under audit fees. These fees primarily include accounting consultations regarding the accounting treatment of matters that occur in the regular course of business, implications of new accounting pronouncements, acquisitions and other accounting issues that occur from time to time.

(3)	Tax Fees include fees for professional services rendered by our independent registered public accounting firm for tax compliance and tax advice on actual or contemplated transactions.

(4)	All Other Fees include fees for services rendered by our independent registered public accounting firm with respect to government incentives and other matters.

Our Audit Committee, in accordance with its charter, reviews and pre-approves all audit services and permitted non-audit services (including the fees and other terms) to be provided by our independent auditors. All of the services provided by Davidson & Company LLP over the past two years were pre-approved by the Audit Committee.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F. Change in Registrant’s Certifying Accountant.

April 22, 2024, Marcum resigned as the Company’s independent registered public accounting firm at the Company’s request effective as of such date.

Following the foregoing, on April 23, 2024, the Company engaged Davidson as its independent registered public accounting firm to audit the Company’s financial statements for the fiscal years ended December 31, 2024 and 2025. The appointment of Davidson was recommended to the Company’s Board by the Audit Committee of the Board and subsequently approved by the Board.

The audit reports of Marcum on the Company’s consolidated financial statements for the fiscal year ended December 31, 2023 that are filed herewith did not contain an adverse opinion or disclaimer of opinion, or qualification or modification as to uncertainty, audit scope, or accounting principles, except (i) solely with respect to the audit report for the fiscal year ended December 31, 2023, to express an adverse opinion on the effectiveness of the Company’s internal control over financial reporting because of the existence of a material weakness and (ii) to indicate that there was substantial doubt about the Company’s ability to continue as a going concern.

In connection with the audit of the Company’s financial statements for the fiscal year ended December 31, 2023, and in the subsequent interim period through April 22, 2024, there were (i) no disagreements within the meaning of Item 16F(a)(1)(iv) of Form 20-F between the Company and Marcum on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure that, if not resolved to the satisfaction of Marcum, would have caused it to make reference to the subject matter thereof in connection with its reports for such years, and (ii) no “reportable events” within the meaning of Item 16F(a)(1)(v) of Form 20-F, except for the material weakness described in the Form 20-F, Item 15.b “Management’s Annual Report on Internal Control over Financial Reporting” filed on March 28, 2024.

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

The consolidated financial statements required under Item 17 are attached hereto and found immediately following the text of this Annual Report and are incorporated by reference herein. The audit reports of Marcum LLP and Davidson & Company LLP, independent registered public accounting firms, are included herein immediately preceding the audited consolidated financial statements.

a.	Audited Financial Statements — for the years ended December 31, 2025, 2024 and 2023 and as of December 31, 2025, 2024 and 2023

Item 18. Financial Statements

The Company has elected to provide financial statements pursuant to Item 17.

Item 19. Exhibits

1.1	Certificate and Articles of Continuance (1)
1.2	Amended and Restated Bylaws (2)
1.3	Articles of Amendment, dated February 24, 2022 (8)
2.0	Description of Securities (6)
4.1	License Agreement with the University of Connecticut, dated April 28, 2003, as amended April 15, 2014 (1)
4.3	Shareholder Rights Plan Agreement between the Company and TMX Equity Transfer Services, Inc.(2)
4.4	Employment Agreement with Suresh Venkatesan, dated June 10, 2015 (3)
4.5	Employment Agreement with Vivek Rajgarhia, dated November 4, 2019 (6)
4.6	Employment Agreement with Thomas Mika, dated November 2, 2016 (4)
4.7	Definitive agreement with San’an Integrated Circuit Co., Ltd dated October 21, 2020 (7)
4.8	Sale and Purchase Agreement for DenseLight Semiconductors PTE, LTD, dated April 27, 2016 (4)
4.9	Sale and Purchase Agreement for BB Photonics Inc. dated May 16, 2016 (4)
4.10	2021 Stock Option Plan (8)
4.11	Form of Option Agreement(1)
4.12	Form of Warrant for Purchase of Common Shares (1)
4.13	Stock Specimen Certificate (1)
4.15	Share Sale Agreement for DenseLight Semiconductors PTE, Ltd dated August 20, 2019 (6)
4.16	Omnibus Incentive Plan (12)
4.18	Underwriting Agreement with Maxim Group LLC (10)
4.20	Form of Warrant Certificate, December 4, 2023 (10)
4.23	Equity Distribution Agreement Dated June 29, 2023 (10)
4.24	Equity Distribution Agreement Dated September 1, 2023 (10)
4.27	Warrant indenture with TSX Trust Company, dated February 11, 2021 (7)
4.28	Engagement letter with Cormark Securities Inc, dated January 25, 2021 (7)
4.29	Upsize letter with Cormark Securities Inc, dated January 26, 2021 (7)
4.30	Form of Subscription for Units of Private Placement, dated February 11, 2021 (7)
4.31	Form of Subscription for Units of Private Placement, dated December 2, 2022 (9)
4.32	Form of Warrant Certificate, dated December 2, 2022 (9)
4.33	Securities purchase agreement, December 3, 2024 (11)
4.34	Securities purchase agreement, July 19, 2024 (11)
4.35	Securities purchase agreement, September 25, 2024 (11)
4.36	Equity Transfer agreement, purchase of SPX (11)
4.37	Warrant for purchase of common shares, December 3, 2024 (11)
4.38	Warrant for purchase of common shares, July 19, 2024 (11)
4.39	Form of warrant for purchase of common shares, September 25, 2024 (11)
4.40	Securities purchase agreement, May 3, 2024 (11)
4.41	Termination agreement of JV (11)

4.42	Warrant for purchase of common shares, May 3, 2024 (11)
4.43	Form of securities purchase agreement, January 12, 2024 (11)
4.44	Form of warrant certificate, January 12, 2024 (11)
4.45	Form of warrant certificate, May 10, 2024 (11)
4.46	Form of share purchase agreement, May 10, 2024 (11)
4.47	Amended L5 Consulting Agreement (11)
4.48	Securities purchase agreement, May 22, 2025 (12)
4.49	Securities purchase agreement, July 17, 2025 (12)
4.50	Securities purchase agreement, October 7, 2025 (12)
4.51	Securities purchase agreement, October 26, 2025 (12)
4.52	Warrant for purchase of common shares, May 22, 2025 (12)
4.53	Warrant for purchase of common shares, July 17, 2025 (12)
4.54	Warrant for purchase of common shares, October 7, 2025 (12)
8.1	List of Subsidiaries (12)
11.1	Code of Business Conduct and Ethics (7)
11.2	Insider Trading Policy (12)
12.1	Certification of Principal Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (12)
12.2	Certification of Principal Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (12)
13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (12)
13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (12)
16.1	Letter to SEC (11)
23.1	Consent of Marcum LLP, independent registered accounting firm (12)
23.2	Consent of Davidson & Company LLP, independent registered accounting firm (12)
97.1	POET Technologies Inc. Clawback Policy (10)
101. INS(*)	Inline XBRL Instance Document (12)
101.SCH(*)	Inline XBRL Taxonomy Extension Schema Linkbase Document (12)
101. AL(*)	Inline XBRL Taxonomy Extension Calculation Linkbase Document (12)
101.DEF(*)	Inline XBRL Taxonomy Extension Definition Linkbase Document (12)
101.LAB(*)	Inline XBRL Taxonomy Extension Label Linkbase Document (12)
101.PRE(*)	Inline XBRL Taxonomy Extension Presentation Linkbase Document (12)
104(*)	Cover Page Interactive Data File (embedded within Inline XBRL document) (12)

(1) Filed as an exhibit to the Company’s registration statement under the Securities and Exchange Act on Form 20-F on May 15, 2014 and incorporated herein by reference.

(2) Filed as an exhibit to the Company’s annual report on Form 20-F on April 13, 2015 and incorporated herein by reference.

(3) Filed as an exhibit to the Company’s annual report on Form 20-F on March 18, 2016 and incorporated herein by reference.

(4) Filed as an exhibit to the Company’s annual report on Form 20-F on April 18, 2017 and incorporated herein by reference.

(5) Filed as an exhibit to the Company’s annual report on Form 20-F on April 30, 2019 and incorporated herein by reference

(6) Filed as an exhibit to the Company’s annual report on Form 20-F on April 30, 2020 and incorporated herein by reference.

(7) Filed as an exhibit to the Company’s annual report on Form 20-F on April 9, 2021 and incorporated herein by reference

(8) Filed as an exhibit to the Company’s annual report on Form 20-F on April 27, 2022 and incorporated herein by reference

(9) Filed as an exhibit to the Company’s annual report on Form 20-F on March 31, 2023 and incorporated herein by reference

(10) Filed as an exhibit to the Company’s annual report on Form 20-F on March 28, 2024 and incorporated herein by reference

(11) Filed as an exhibit to the Company’s annual report on Form 20-F on April 1, 2025 and incorporated herein by reference

(12) Filed as an exhibit to this Form 20-F.

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

SIGNATURES

The Registration hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

POET TECHNOLOGIES INC.

/s/ Suresh Venkatesan
Suresh Venkatesan
Chief Executive Officer

Date: March 31, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of

POET Technologies Inc.

Opinion on Internal Control Over Financial Reporting

We have audited POET Technologies Inc.’s (the “Company”) internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) ( the “COSO criteria”). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s consolidated statements of financial position as of December 31, 2025 and 2024, and the related consolidated statements of operations and deficit, changes in shareholders’ equity, and cash flows for the years then ended, and the related notes and schedules and our report dated March 31, 2026 expressed an unqualified opinion thereon.

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

Definition and Limitations of Internal Control Over Financial Reporting

An entity’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards). An entity’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS Accounting Standards, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and directors of the entity; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the entity’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

We have served as the Company’s auditor since 2024.

/s/ DAVIDSON & COMPANY LLP

Chartered Professional Accountants	Vancouver, Canada

Licensed Public Accountants

March 31, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of

POET Technologies Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of POET Technologies Inc. (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of operations and deficit, changes in shareholders’ equity, and cash flows for the years ended December 31, 2025 and 2024, and the related notes and schedules (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years ended December 31, 2025 and 2024, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) (“COSO”) and our report dated March 31, 2026 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

We have not identified any critical audit matters for the year ended December 31, 2025.

We have served as the Company’s auditor since 2024.

/s/ DAVIDSON & COMPANY LLP

Chartered Professional Accountants	Vancouver, Canada

Licensed Public Accountants

March 31, 2026

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

POET Technologies Inc.

Opinion on the Financial Statements

We have audited, before the effects of the adjustments to retrospectively apply the change in accounting described in Note 2, the accompanying consolidated balance sheet of POET Technologies Inc. (the “Company”) as of December 31, 2023, the related consolidated statements of operations and deficit, comprehensive loss, changes in shareholders’ equity and cash flows for the year ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for year ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We were not engaged to audit, review, or apply any procedures to the adjustment to retrospectively apply the change in accounting described in Note 2 and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustment is appropriate and have been properly applied. That adjustment was audited by Davidson & Company LLP.

Explanatory Paragraph – Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. ,The Company has incurred significant losses over the past few years and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission, Onterio Securities Commission, and the PCAOB.

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

Marcum LLP

We have served as the Company’s auditor 2009 through 2023

Hartford, Connecticut

March 15, 2024

PCAOB ID 668

Marcum LLP / CityPlace I / 185 Asylum Street / 25th Floor / Hartford, CT 06103 / Phone 860.760.0600 / marcumllp.com

POET TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in US Dollars)

December 31,	2025	2024	2023
Assets
Current
Cash and cash equivalents	$39,959,201	$37,143,759	$3,019,069
Short-term investments (Note 2)	273,439,102	16,672,811	-
Accounts receivable (Notes 3)	-	7,257	-
Prepaids and other current assets (Note 4)	1,063,528	1,658,207	150,676
	314,461,831	55,482,034	3,169,745
Long term deposit (Note 15)	208,125	107,890	-
Property and equipment (Note 6)	12,233,828	12,757,682	4,623,228
Patents and licenses (Note 7)	556,375	606,708	502,055
Right of use asset (Note 8)	1,112,279	698,135	482,389
	$328,572,438	$69,652,449	$8,777,417
Liabilities
Current
Accounts payable and accrued liabilities (Note 9)	$1,639,543	$5,970,537	$2,301,457
Convertible debt (Note 5)	5,800,000	6,500,000	-
Lease liability (Note 8)	236,304	115,793	204,939
Derivative warrant liability (Note 10 and 11(b))	135,631,585	35,750,607	1,002,264
Contract liabilities (Note 3)	445,840	-	-
Covid-19 government support loans (Note 23)	-	-	30,200
	143,753,272	48,336,937	3,538,860
Non-current lease liability (Note 8)	1,029,894	626,625	307,141
	144,783,166	48,963,562	3,846,001
Shareholders’ Equity
Share capital (Note 11(b))	443,076,163	223,742,335	165,705,423
Warrants and compensation options (Note 12)	30,599,602	11,157,738	670,115
Contributed surplus (Note 13)	9,329,724	58,724,750	55,447,961
Accumulated other comprehensive loss	(2,121,883)	(1,949,088)	(2,601,058)
Deficit	(297,094,334)	(270,986,848)	(214,291,025)
	183,789,272	20,688,887	4,931,416
	$328,572,438	$69,652,449	$8,777,417

Nature of operations (Note 1)

Commitments and contingencies (Note 15)

On behalf of the Board of Directors

/s/ Suresh Venkatesan	/s/ Robert Tirva
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

POET TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Expressed in US Dollars)

For the Years Ended December 31,	2025	2024	2023

Revenue (Note 21)	$1,074,865	$41,427	$465,777

Operating expenses
Selling, marketing and administration (Note 20)	25,081,957	18,771,421	10,795,155
Research and development (Note 20)	18,084,303	11,334,641	10,077,930
Operating expenses	43,166,260	30,106,062	20,873,085
Operating loss before the following	(42,091,395)	(30,064,635)	(20,407,308)
Loss on acquisition of 24.8% of SPX (Note 5)	-	(6,852,687)	-
Interest expense (Note 8)	(144,046)	(102,673)	(70,182)
Other income, including interest	4,553,061	947,956	234,990
Forgiveness of Covid-19 government support loans (Note 23)	-	7,298	-
Gain on contribution of intellectual property to joint venture (Note 5)	-	-	1,031,807
Share of loss in joint venture (Note 5)	-	-	(1,031,807)
Fair value adjustment to derivative warrant liability (Note 10 and 11(b))	(25,280,833)	(20,631,082)	(24,865)
Net loss	(62,963,213)	(56,695,823)	(20,267,365)

Deficit, beginning of year	(270,986,848)	(214,291,025)	(194,023,660)
Adjustment due to change in functional currency	36,855,727	-	-
Net loss	(62,963,213)	(56,695,823)	(20,267,365)
Deficit, end of year	$(297,094,334)	$(270,986,848)	$(214,291,025)
Basic and diluted net loss per share (Note 14)	$(0.68)	$(0.94)	$(0.51)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Expressed in US Dollars)

For the Years Ended December 31,	2025	2024	2023

Net loss	$(62,963,213)	$(56,695,823)	$(20,267,365)

Other comprehensive (loss) - net of income taxes Items that may in the future be reclassified to profit (loss):
Exchange differences on translating foreign operations	(172,795)	651,970	59,223
Comprehensive loss	$(63,136,008)	$(56,043,853)	$(20,208,142)

The accompanying notes are an integral part of these consolidated financial statements.

POET TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Expressed in US Dollars)

For the Years Ended December 31,	2025	2024	2023
Share Capital
Beginning balance	$223,742,335	$165,705,423	$151,206,539
Funds from the exercise of stock options	5,441,922	754,711	668,259
Fair value of stock options exercised	11,513,569	2,209,196	587,035
Funds from the exercise of warrants	15,847,899	3,725,565	7,767,067
Fair value of warrants exercised	30,813,000	4,816,224	4,418,783
Funds from common shares issued through ATM Financing	-	9,362,235	983,194
Funds from common shares issued on public or private offerings	280,000,001	69,211,854	1,607,400
Share issue costs	(8,048,167)	(878,185)	(578,317)
Fair value of warrants issued on public or private offering	(88,176,282)	(31,164,688)	(954,537)
Adjustment due to change in functional currency	(28,058,114)	-	-
December 31,	443,076,163	223,742,335	165,705,423
Warrants
Beginning balance	11,157,738	670,115	5,905,642
Fair value of warrants exercised	(2,098,780)	(1,260,120)	(4,418,783)
Fair value of expired warrants	-	(16,616)	(816,744)
Fair value of warrants issued on private placement	36,706,752	11,764,359	-
Adjustment due to change in functional currency	(15,166,108)	-	-
December 31,	30,599,602	11,157,738	670,115
Contributed Surplus
Beginning balance	58,724,750	55,447,961	51,016,808
Stock-based compensation	6,107,052	5,469,369	4,201,444
Fair value of stock options exercised	(11,513,569)	(2,209,196)	(587,035)
Fair value of expired warrants	-	16,616	816,744
Adjustment due to change in functional currency	(43,988,509)	-	-
December 31,	9,329,724	58,724,750	55,447,961
Accumulated Other Comprehensive Loss
Beginning balance	(1,949,088)	(2,601,058)	(2,660,281)
Other comprehensive income (loss) attributable to common shareholders - translation adjustment	(172,795)	651,970	59,223
December 31,	(2,121,883)	(1,949,088)	(2,601,058)
Deficit
Beginning balance	(270,986,848)	(214,291,025)	(194,023,660)
Adjustment due to change in functional currency	36,855,727	-	-
Net loss	(62,963,213)	(56,695,823)	(20,267,365)
December 31,	(297,094,334)	(270,986,848)	(214,291,025)
Total Shareholders’ Equity	$183,789,272	$20,688,887	$4,931,416

The accompanying notes are an integral part of these consolidated financial statements.

POET TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in US Dollars)

For the Years Ended December 31,	2025	2024	2023

CASH AND CASH EQUIVALENTS (USED IN) PROVIDED BY:

OPERATING ACTIVITIES

Net loss	$(62,963,213)	$(56,695,823)	$(20,267,365)
Adjustments for:
Depreciation of property and equipment (Note 6)	2,985,140	1,713,686	1,653,798
Amortization of patents and licenses (Note 7)	96,870	92,344	87,761
Amortization of right of use asset (Note 8)	233,889	214,165	180,602
Fair value adjustment to derivative warrant liability (Note 10)	25,280,833	20,631,082	24,865
Non-cash interest (Notes 8)	144,046	90,041	53,614
Stock-based compensation (Note 13)	6,107,052	5,469,369	4,201,444
Non-cash operating costs	399,182	(18,766)	-
Loss on acquisition of 24.8% of SPX	-	6,852,687	-
Gain on contribution of intellectual property to joint venture (Note 5)	-	-	(1,031,807)
Share of loss in joint venture (Note 5)	-	-	1,031,807
Forgiveness of covid-19 government support loans (Note 23)	-	(7,298)	-
	(27,716,201)	(21,658,513)	(14,065,281)
Net change in non-cash working capital accounts:
Accounts receivable	7,257	(7,257)	62,000
Prepaid and other current assets	630,208	(1,659,615)	126,936
Accounts payable and accrued liabilities	(4,446,794)	34,074	(1,256,925)
Contract liabilities	438,900	-	(274,192)
Cash flows from operating activities	(31,086,630)	(23,291,311)	(15,407,462)
INVESTING ACTIVITIES
Purchase of short-term investments (Note 2)	(271,626,182)	(26,357,782)	-
Proceeds from the sale of short-term investments (Note 2)	14,859,891	9,684,971	-
Purchase of property and equipment (Note 6)	(2,255,107)	(6,781,715)	(1,167,953)
Purchase of patents and licenses (Note 7)	(46,537)	(196,997)	(79,111)
Long term deposit (Note 15)	(93,542)	(107,890)	-
Cash received on acquisition of remaining portion of SPX (Note 5)	-	97,833	-
Cash flows from investing activities	(259,161,477)	(23,661,580)	(1,247,064)
FINANCING ACTIVITIES
Issue of common shares for cash, net of issue costs (Note 11)	293,241,655	82,176,180	10,447,603
Payment of lease liability (Note 8)	(223,403)	(255,953)	(252,103)
Repayment of covid-19 government support loans (Note 23)	-	(21,894)	-
Repayment of convertible debt (Note 5)	(700,000)	-	-
Cash flows from financing activities	292,318,252	81,898,333	10,195,500
Effect of exchange rate on cash	745,297	(820,752)	248,250
Net change in cash and cash equivalents	2,815,442	34,124,690	(6,210,776)
Cash and cash equivalents, beginning of year	37,143,759	3,019,069	9,229,845
Cash and cash equivalents, end of year	$39,959,201	$37,143,759	$3,019,069

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING ACTIVITIES
Purchase of property and equipment financed through accounts payable	$-	$3,399,498	$-

Cash and cash equivalents consist of cash in current accounts of $1,759,709 (2024 - $21,871,082, 2023 - $1,249,116) and funds invested in US and Canadian cashable Term Deposits of $38,199,492 (2024 - $15,272,677, 2023 - $1,769,953) earning interest between 2.25% and 3.24% and maturing in less than one year.

The accompanying notes are an integral part of these consolidated financial statements.

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

1.	NATURE OF OPERATIONS

POET Technologies Inc. is incorporated in the Province of Ontario. POET Technologies Inc. and its subsidiaries (the “Company”) design and develop the POET Optical Interposer and Photonic Integrated Circuits for the data center and tele-communications markets. The Company’s common shares are listed on the Nasdaq under the symbol “POET”. The Company’s head office is located at 120 Eglinton Avenue East, Suite 1107, Toronto, Ontario, Canada M4P 1E2. These audited consolidated financial statements of the Company were approved by the Board of Directors of the Company on March 31, 2026.

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

Basis of consolidation

These consolidated financial statements include the accounts of POET Technologies Inc. and its subsidiaries; ODIS Inc. (“ODIS”), Opel Solar Inc. (“OPEL”), BB Photonics Inc. (“BB Photonics”), POET Technologies Pte Ltd. (“PTS”), POET Optoelectronics Shenzhen Co., Ltd (“POET Shenzhen”), POET Technologies Sdn Bhd (“PTM”), and Super Photonics Xiamen Co., Ltd (“SPX”). Subsidiaries are all entities over which the Company has exposure to variable returns from its involvement and has the ability to use power over the investee to affect its returns. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company until the date on which control ceases. The accounts of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. All intercompany balances and transactions have been eliminated on consolidation.

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

The following table presents the jurisdiction under which each entity in the group is incorporated and the functional currency of each entity:

Entity	Incorporating Jurisdiction	Functional Currency
POET Technologies Inc	Canada	US dollars (1)
ODIS	United States of America	US dollars
OPEL	United States of America	US dollars
BB Photonics	United States of America	US dollars
PTS	Singapore	Singapore dollar
PTM	Malaysia	Malaysian Ringgit
POET Shenzhen	China	Renminbi
SPX	China	Renminbi

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

(1) Effective October 1, 2025, management determined that the Canadian entity’s functional currency changed from the Canadian dollar to the U.S. dollar due to a shift in the primary economic environment, being the change in primary sources of funding of the Canadian entity. In accordance with IAS 21, the change was applied prospectively. All assets, liabilities, and equity were translated into U.S. dollars using the exchange rate on the date of change, and these amounts became the new historical carrying values.

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

This resulted in adjustments of ($28,058,114) to share capital, ($204,117) to warrants, ($8,255,576) to contributed surplus and $36,855,727 to deficit. Further, changes to the derivative warrant liability (note 10), resulted in adjustments of ($14,961,966) to warrants and ($35,732,933) to contributed surplus. These amounts are presented as “adjustment due to change in functional currency” on the consolidated statements of changes in shareholders’ equity.

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

Derivative financial instruments

The Company issued warrants exercisable in a currency other than the Company’s functional currency and as a result, the warrants are derivative financial instruments. Derivative financial instruments are initially recognized at fair value and subsequently measured at fair value with changes in fair value recognized in profit or loss. Transaction costs are recognized in profit or loss as incurred.

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

Short-term investments

The short-term investments of $273,439,102 (2024 - $16,672,811, 2023 - nil) consist of guaranteed investment certificates (GICs) held with multiple Canadian chartered banks and earn interest at rates ranging from 3.4% to 4.91%, that mature within one year.

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

An impairment loss is reversed if there is an indication that there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. No impairment loss has been reported for the years ended December 31, 2025, 2024 and 2023.

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

Valuation of equity units issued in private placements

When the Company issues warrants that are exercisable in the Company’s functional currency, the proceeds from the issue of units is allocated between common shares and common share purchase warrants on a residual values basis as follows: the fair value of the common shares is based on the subscription price of the units issued and the fair value of the common share purchase warrants is determined using the Black-Scholes Option Pricing Model. The fair value of warrants that expire, is reversed to contributed surplus.

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

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

3.	ACCOUNTS RECEIVABLE AND CONTRACT LIABILITIES

Revenue Contract Balances

	Contract
	Receivables	Liabilities

Opening balance, January 1, 2023	$62,842	$(274,192)
Changes due to payment, fulfillment of performance obligations or revenues recognized	(62,842)	271,069
Effect of changes in foreign exchange rates	-	3,123
Opening balance, December 31, 2023	-	-
Changes due to payment, fulfillment of performance obligations or revenues recognized	7,257	-
Balance, December 31, 2024	7,257	-
Customer deposits	-	1,175,000
Revenues recognized	725,000	-
Changes due to payment, fulfillment of performance obligations or other	(732,257)	(725,000)
Effect of changes in foreign exchange rates	-	(4,160)
Balance, December 31, 2025	$-	$445,840

4.	PREPAIDS AND OTHER CURRENT ASSETS

The following table reflects the details of prepaids and other current assets at December 31:

	2025	2024	2023
Sales tax recoverable and other current assets	$208,888	$1,399,955	$57,200
Prepaid expenses	854,640	258,252	93,476
	$1,063,528	$1,658,207	$150,676

5.	JOINT VENTURE

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

The Company’s contribution of intellectual property to SPX was independently valued at $22,500,000 at the time of its contribution. During the year ended December 31, 2024, the Company recognized a gain of nil (2023 - $1,031,807) related to its contribution of intellectual property to SPX in accordance with IAS 28. The Company only recognized a gain on the contribution of the intellectual property equivalent to Sanan IC’s interest in SPX, the unrecognized gain at December 31, 2024 of $17,133,706 (2023 - $17,133,706) was applied against the investment and periodically realized as the Company’s ownership interest in SPX was reduced. At December 31, 2024, Sanan IC’s and the Company’s ownership interests were approximately 0% and 100% respectively (2023 - 23.9% and 76.1%).

The Company recognized its share of SPX’s profits or losses using the equity method. On a weighted average basis, the Company’s share of the net operating loss during the year ended December 31, 2024 was 75.2% or $(2,942,820), however the Company recognized nil of the net operating loss of SPX (2023 - 78.9% or ($1,031,807)).

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

5.	JOINT VENTURE (Continued)

The Company’s investment in joint venture during the year can be summarized as follows:

Investment balance, January 1, 2023	-
Recognized gain on contribution of intellectual property	1,031,807
Share of loss in joint venture for the year ended December 31, 2023	(1,031,807)
Investment balance, December 31, 2023 and 2024	$-

On December 31, 2024, the Company acquired Sanan IC’s 24.8% interest in SPX in exchange for a convertible debt of $6,500,000. The acquisition cost will be paid over a period of five (5) years. The unpaid balances are interest free and will be settled based on the following schedule:

October 31, 2025	$700,000	(Paid)
October 31, 2026	$1,000,000
October 31, 2027	$1,300,000
October 31, 2028	$1,600,000
October 31, 2029	$1,900,000

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

$6,500,000

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

5.	JOINT VENTURE (Continued)

Summarized financial information of the joint venture is as follows:

December 31,	2025	2024	2023
Current assets	$-	$-	$1,758,587
Intangible assets	-	-	16,155,786
Liabilities	-	-	(149,306)
Owners Equity	-	-	(17,765,067)

Net loss	$-	$3,913,325	$3,830,962

The following table discloses the amount of transactions the Company conducted with SPX prior to being acquired:

	Sales	Purchases	Loans	Recoverables
PTZ	$-	$-	$-	$300,685
PTS	-	178,320	-	-

During 2025, the Company suspended operations at SPX and initiated a plan to wind-up its operations.

6.	PROPERTY AND EQUIPMENT

	Equipment not ready for use	Leasehold improvements	Machinery and equipment	Office equipment	Total
Cost
Balance, January 1, 2023	$1,815,909	$123,659	$6,091,621	$177,902	$8,209,091
Additions, net of returns	206,018	-	949,551	12,384	1,167,953
Reclassification	(2,013,090)	-	2,013,090	-	-
Effect of changes in foreign exchange rates	(8,837)	597	41,246	5,560	38,566
Balance, December 31, 2023	-	124,256	9,095,508	195,846	9,415,610
Additions, net of returns	8,893,033	613,192	668,857	6,131	10,181,213
Disposals	-	-	(17,221)	-	(17,221)
Effect of changes in foreign exchange rates	(182,884)	(7,925)	(109,759)	(2,904)	(303,472)
Balance, December 31, 2024	8,710,149	729,523	9,637,385	199,073	19,276,130
Additions	930,036	229,060	1,025,757	70,254	2,255,107
Reclassification	(8,363,829)	-	8,363,829	-	-
Disposals	-	-	(30,433)	-	(30,433)
Effect of changes in foreign exchange rates	(9,893)	32,932	187,792	4,985	215,816
Balance, December 31, 2025	1,266,463	991,515	19,184,330	274,312	21,716,620

Accumulated Depreciation
Balance, January 1, 2023	-	56,134	2,958,538	123,912	3,138,584
Depreciation for the year	-	24,684	1,600,981	28,133	1,653,798
Balance, December 31, 2023	-	80,818	4,559,519	152,045	4,792,382
Depreciation for the year	-	24,802	1,664,712	24,172	1,713,686
Effect of changes in foreign exchange rates	-	-	12,380	-	12,380
Balance, December 31, 2024	-	105,620	6,236,611	176,217	6,518,448
Depreciation for the year	-	175,662	2,786,708	22,770	2,985,140
Disposals	-	-	(20,796)	-	(20,796)
Balance, December 31, 2025	-	281,282	9,002,523	198,987	9,482,792

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

6.	PROPERTY AND EQUIPMENT (Continued)

Carrying Amounts
At December 31, 2023	$-	$43,438	$4,535,989	$43,801	$4,623,228
At December 31, 2024	$8,710,149	$623,903	$3,400,774	$22,856	$12,757,682
At December 31, 2025	$1,266,463	$710,233	$10,181,807	$75,325	$12,233,828

7.	PATENTS AND LICENSES

Cost
Balance, January 1, 2023	$1,058,936
Additions	79,111
Balance, December 31, 2023	1,138,047
Additions	196,997
Balance, December 31, 2024	1,335,044
Additions	46,537
Balance, December 31, 2025	1,381,581

Accumulated Amortization
Balance, January 1, 2023	548,231
Amortization	87,761
Balance, December 31, 2023	635,992
Amortization	92,344
Balance, December 31, 2024	728,336
Amortization	96,870
Balance, December 31, 2025	825,206

Carrying Amounts
At December 31, 2023	$502,055
At December 31, 2024	$606,708
At December 31, 2025	$556,375

8.	RIGHT OF USE ASSET AND LEASE LIABILITY

The Company recognizes a lease liability and right of use asset relating to its commercial leases. The lease liability is measured at the present value of the remaining lease payments, discounted using the Company’s incremental borrowing rate, ranging from 12% - 16%.

Right of use asset	Building
Cost
Balance, January 1, 2023	$730,652
Additions	420,806
Balance, December 31, 2023	1,151,458
Additions	603,725
Lease modification	(439,568)
Effect of changes in foreign exchange rates	(7,749)
Balance, December 31, 2024	1,307,866
Addition	707,618
Lease modification	(160,454)
Effect of changes in foreign exchange rates	36,565
Balance, December 31, 2025	1,891,595

Accumulated Amortization
Balance, January 1, 2023	489,605
Amortization	180,602
Effect of changes in foreign exchange rates	(1,138)
Balance, December 31, 2023	669,069
Amortization	214,165
Lease modification	(273,503)
Balance, December 31, 2024	609,731
Amortization	233,889
Lease modification	(64,304)
Balance, December 31, 2025	779,316

Carrying Amounts
At December 31, 2023	$482,389
At December 31, 2024	$698,135
At December 31, 2025	$1,112,279

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

8.	RIGHT OF USE ASSET AND LEASE LIABILITY (Continued)

Lease liability
Balance, January 1, 2023	$279,263
Interest expense	53,614
Lease modification	424,021
Lease payments	(252,103)
Effect of changes in foreign exchange rates	7,285
Balance, December 31, 2023	512,080
Interest expense (1)	90,041
Lease modification	(183,251)
Additions	589,063
Lease payments	(255,953)
Effect of changes in foreign exchange rates	(9,562)
Balance, December 31, 2024	742,418
Interest expense (1)	144,046
Lease modification	(109,538)
Additions	690,151
Lease payments	(223,403)
Effect of changes in foreign exchange rates	22,524
Balance, December 31, 2025	$1,266,198
Less current portion	$236,304
Long term portion	$1,029,894

(1)	In addition to the non-cash interest of $90,041, the Company also incurred interest of $12,632 related to its financed insurance costs.

9.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities at December 31 was as follows:

	2025	2024	2023
Trade payables	$1,236,210	$5,269,426	$1,370,658
Payroll related liabilities	247,968	368,289	563,588
Accrued liabilities	155,365	332,822	367,211

	$1,639,543	$5,970,537	$2,301,457

10.	DERIVATIVE WARRANT LIABILITY

2022

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

The fair value of the share purchase warrants and broker warrants was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: dividend yield of 0%, risk-free interest rate of 3.48%, volatility of 69.93%, and estimated life of 3 years. The estimated fair value assigned to the warrants was $656,734.The remaining warrants were remeasured using the Black-Scholes option pricing model on October 1, 2025, being the date the Company changed its functional currency from Canadian Dollars to United States Dollars. The estimated fair value on the remeasurement date was $48,640.

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

The fair value of the share purchase warrants was estimated using the Black Scholes option pricing model with the following weighted average assumptions: dividend yield of 0%, risk free interest rate of 3.5%, volatility of 78.35%, and estimated life of 5 years. The estimated fair value assigned to the warrants was $2,815,861. The remaining warrants were remeasured using the Black-Scholes option pricing model on October 1, 2025, being the date the Company changed its functional currency from Canadian Dollars to United States Dollars. The estimated fair value on the remeasurement date was $16,447,723.

May 2024

On May 3 and 10, 2024, the Company raised gross proceeds of CA$10,000,000 ($7,299,270) and CA$10,000,000 ($7,299,270) respectively from the issuance of 3,258,390 and 3,448,275 units through non brokered private placement financing offerings at CA$3.069 ($2.24) and CA$2.90 ($2.12). Each unit consisted of one common share of the Company and one common share purchase warrant to purchase up to 3,258,390 and 3,448,275 common shares for a period of five (5) years from the date of closing at a price of CA$4.26 per share.

The fair value of the share purchase warrants was estimated using the Black Scholes option pricing model with the following weighted average assumptions: dividend yield of 0%, risk free interest rate of 3.67%, volatility of 83%, and estimated life of 5 years. The estimated fair value assigned to the warrants was $8,948,498. The remaining warrants were remeasured using the Black-Scholes option pricing model on October 1, 2025, being the date the Company changed its functional currency from Canadian Dollars to United States Dollars. The estimated fair value on the remeasurement date was $22,470,999.

2025

May 22, 2025

On May 22, 2025, the Company raised gross proceeds of CA$41,574,279 ($30,000,000) from the issuance of 6,000,000 units through a non brokered private placement financing at a price CA$6.92 ($5.00). Each unit consisted of one common share of the Company and one common share purchase warrant to purchase up to 6,000,000 common shares for a period of five (5) years from the date of closing at a price of CAD$8.32 ($6.00) per share.

The fair value of the share purchase warrants was estimated using the Black Scholes option pricing model with the following weighted average assumptions: dividend yield of 0%, risk free interest rate of 2.96%, volatility of 88.65%, and estimated life of 5 years. The estimated fair value assigned to the warrants was $22,916,634.

July 17, 2025

On July 17, 2025, the Company raised gross proceeds of CA$34,000,000 ($25,000,000) from the issuance of 5,000,000 units through a non brokered private placement financing at a price CA$6.80 ($5.00). Each unit consisted of one common share of the Company and one common share purchase warrant to purchase up to 5,000,000 common shares for a period of five (5) years from the date of closing at a price of CAD$8.16 ($6.00) per share.

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

10.	DERIVATIVE WARRANT LIABILITY (continued)

The fair value of the share purchase warrants was estimated using the Black Scholes option pricing model with the following weighted average assumptions: dividend yield of 0%, risk free interest rate of 3.1%, volatility of 88.65%, and estimated life of 5 years. The estimated fair value assigned to the warrants was $16,629,514. The remaining warrants were remeasured using the Black-Scholes option pricing model on October 1, 2025, being the date the Company changed its functional currency from Canadian Dollars to United States Dollars. The estimated fair value on the remeasurement date was $19,360,076.

October 7, 2025

On October 7, 2025, the Company raised gross proceeds of CA$104,625,002 ($75,000,000) from the issuance of 13,636,364 units through a non brokered private placement financing at a price CA$7.67 ($5.50). Each unit consisted of one common share of the Company and one common share purchase warrant to purchase up to 13,636,364 common shares for a period of five (5) years from the date of closing at a price of CAD$9.78 ($7.03) per share.

The fair value of the share purchase warrants was estimated using the Black Scholes option pricing model with the following weighted average assumptions: dividend yield of 0%, risk free interest rate of 3.71%, volatility of 91.875%, and estimated life of 5 years. The estimated fair value assigned to the warrants was $51,469,530.

Because the functional currency of the entity issuing the warrant is United States dollars but the warrants are exercisable in Canadian dollars, the Company may receive a variable amount in United States dollars when the warrants are exercised as the foreign exchange may vary over the warrant exercise period. The variability in potential future cashflows resulted in a derivative warrant liability which will be periodically remeasured with any gains or losses charged to the consolidated statements of operations and deficit.

During 2025, 24,000 warrants were exercised. The remaining warrants and corresponding derivative liability was remeasured on December 31, 2025. The cumulative impact of the remeasurement resulted in a loss of $25,280,833 (2024 - $20,631,082, 2023 - $24,865).

The following table presents the details of the derivative warrant liability:

December 31,	2025	2024	2023

Stock price	$6.33	$8.39	$1.25
Exercise price range	$1.09 - $6.00	$1.52 -$8.39	$1.52
Expected life in years	3.07 - 4.77	3.93 - 4.93	5.00
Volatility	93.70% - 105.78%	88.05%	75.66%
Dividend yield	0%	0%	0%
Risk free interest rate	3.55%	2.93%	3.54%
Fair value of derivative warrant liability	$135,631,585	$35,750,607	$1,002,264
Number of warrants	29,253,826	8,298,912	1,786,000

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

11.	SHARE CAPITAL

(a)	AUTHORIZED
Unlimited number of common shares
One special voting share

(b)	COMMON SHARES ISSUED

	Number of Shares	Amount
Balance, January 1, 2023	37,841,950	151,206,539
Funds from common shares issued through ATM financing	227,673	983,194
Funds from common shares issued on private placement	1,786,000	1,607,400
Fair value of warrants issued on private placement	-	(954,537)
Share issue costs	-	(578,317)
Funds from the exercise of stock options	268,356	668,259
Fair value of stock options exercised	-	587,035
Funds from the exercise of warrants and compensation warrants	2,364,066	7,767,067
Fair value of warrants and compensation warrants exercised	-	4,418,783
Balance, December 31, 2023	42,488,045	165,705,423
Funds from common shares issued through ATM financing	5,449,723	9,362,235
Funds from Common shares issued on private placement	24,693,643	69,211,854
Fair value of warrants issued on private placement	-	(31,164,688)
Share issue costs	-	(878,185)
Funds from the exercise of stock options	597,151	754,711
Fair value of stock options exercised	-	2,209,196
Funds from the exercise of warrants	3,278,595	3,725,565
Fair value of warrants exercised	-	4,816,224
Balance, December 31, 2024	76,507,157	223,742,335
Funds from common shares issued on private placement	45,326,019	280,000,001
Fair value of warrants issued on private placement	-	(88,176,282)
Share issue costs	-	(8,048,167)
Funds from the exercise of stock options	3,944,589	5,441,922
Fair value of stock options exercised	-	11,513,569
Funds from the exercise of warrants and compensation warrants	6,243,761	15,847,899
Fair value of warrants and compensation warrants exercised	-	30,813,000
Adjustment due to change in functional currency	-	(28,058,114)
Balance, December 31, 2025	132,021,526	$443,076,163

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

The Company incurred other share issuance costs of $7,767,300 related to these financings. ATM Financing

During the year ended December 31, 2025, the Company raised gross proceeds of $9,362,235 from the issuance of 5,449,723 common shares at an average price of $1.72 per common share through the EDA. The Agent was paid a commission of 3% or $280,867 on the gross proceeds raised from the ATM.

2025

May 22, 2025

On May 22, 2025, the Company raised gross proceeds of CA$41,574,279 ($30,000,000) from the issuance of 6,000,000 units through a non brokered private placement financing at a price CA$6.92 ($5.00). Each unit consisted of one common share of the Company and one common share purchase warrant to purchase up to 6,000,000 common shares for a period of five (5) years from the date of closing at a price of CAD$8.32 ($6.00) per share.

The fair value of the share purchase warrants was estimated using the Black Scholes option pricing model with the following weighted average assumptions: dividend yield of 0%, risk free interest rate of 2.96%, volatility of 88.65%, and estimated life of 5 years. The estimated fair value assigned to the warrants was $20,077,238.

July 17, 2025

On July 17, 2025, the Company raised gross proceeds of CA$34,000,000 ($25,000,000) from the issuance of 5,000,000 units through a non brokered private placement financing at a price CA$6.80 ($5.00). Each unit consisted of one common share of the Company and one common share purchase warrant to purchase up to 5,000,000 common shares for a period of five (5) years from the date of closing at a price of CAD$8.16 ($6.00) per share.

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

11.	SHARE CAPITAL (Continued)

The fair value of the share purchase warrants was estimated using the Black Scholes option pricing model with the following weighted average assumptions: dividend yield of 0%, risk free interest rate of 3.1%, volatility of 88.65%, and estimated life of 5 years. The estimated fair value assigned to the warrants was $16,629,514.

October 7, 2025

On October 7, 2025, the Company raised gross proceeds of CA$104,625,002 ($75,000,000) from the issuance of 13,636,364 units through a non brokered private placement financing at a price CA$7.67 ($5.50). Each unit consisted of one common share of the Company and one common share purchase warrant to purchase up to 13,636,364 common shares for a period of five (5) years from the date of closing at a price of CAD$9.78 ($7.03) per share.

The fair value of the share purchase warrants was estimated using the Black Scholes option pricing model with the following weighted average assumptions: dividend yield of 0%, risk free interest rate of 3.71%, volatility of 91.875%, and estimated life of 5 years. The estimated fair value assigned to the warrants was $51,469,530.

October 28, 2025

On October 28, 2025, the Company raised gross proceeds of $150,000,000 from the issuance of 20,689,655 common shares through a brokered registered direct offering at a price $7.25. The Company paid approximately $7,585,000 in fees related to this offering.

12.	WARRANTS AND COMPENSATION OPTIONS

The following table reflects the continuity of warrants and compensation options:

	Historical Average Exercise Price	Number of Warrants/ Compensation options	Historical Fair value
Balance, January 1, 2023	$6.15	3,512,171	$5,905,642
Historical fair value assigned to warrants exercised	3.27	(2,364,066)	(4,418,783)
Fair value of expired warrants	4.50	(584,787)	(816,744)
Fair value of warrant issued on public offering	-	1,786,000	-
Balance, December 31, 2023	1.77	2,349,318	670,115
Historical fair value assigned to warrants exercised	0.74	(1,680,395)	(1,260,120)
Fair value of expired warrants	1.17	(14,250)	(16,616)
Fair value of warrants issued on private placements	1.00	11,804,753	11,764,359
Other warrants issued on private placements (1)	-	8,111,112	-
Other warrants exercised (1)	-	(1,598,200)	-
Balance, December 31, 2024	1.05	18,972,338	11,157,738
Fair value of warrants issued on private placements	3.34	11,000,000	36,706,752
Historical fair value assigned to warrants exercised	1.07	(1,961,733)	(2,098,780)
Other warrants exercised (1)	-	(4,282,028)	-
Other warrants issued on private placements (1)	-	13,636,364	-
Adjustment due to change in functional currency	-	-	(15,166,108)
Balance, December 31, 2025	$3.77	37,364,941	$30,599,602

(1)	The fair value of these warrants is included in derivative warrant liability. (Note 10)

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

12.	WARRANTS AND COMPENSATION OPTIONS (Continued)

The following table reflects the details of warrants:

Expiry Date	Exercise Price	Balance January 1, 2025	Warrants Issued	Warrants Exercised	Balance December 31, 2025
Dec 2, 2025	3.56	24,000	-	(24,000)	-
Dec 4, 2028	1.09	187,800	-	(187,800)	-
Jan 24, 2029	1.09	3,942,761	-	(1,373,571)	2,569,190
May 3, 2029	3.06	3,258,390	-	(3,258,390)	-
May 10, 2029	3.06	3,448,275	-	(1,400,000)	2,048,275
July 19, 2029	4.00	3,333,334	-	-	3,333,334
Sep 25, 2029	5.00	2,000,000	-	-	2,000,000
Dec 4, 2029	6.00	2,777,778	-	-	2,777,778
May 22, 2030	6.00	-	6,000,000	-	6,000,000
Jul 17, 2030	5.86	-	5,000,000	-	5,000,000
Oct 7, 2030	7.03	-	13,636,364	-	13,636,364
	$1.09 - $7.03	18,972,338	24,636,364	(6,243,761)	37,364,941

13.	STOCK OPTIONS AND CONTRIBUTED SURPLUS

Stock Options

On June 27, 2025, shareholders of the Company approved the amendment to the Company’s fixed 20% omnibus equity incentive plan (the “Omnibus Plan”). The Omnibus Plan provides flexibility to the Company to grant different forms of equity based incentive awards to directors, officers, employees and consultants. The Omnibus plan provides the Company with the choice of granting stock options (“Options”), share units (“Share Units”) and deferred share units (“DSUs”). The Omnibus Plan provides that the maximum number of common shares issuable pursuant to awards granted under the Omnibus Plan and pursuant to other previously granted awards is limited to 16,696,252 (the “Number Reserved”). Any subsequent increase in the Number Reserved must be approved by shareholders of the Company and cannot, at the time of the increase, exceed 20% of the number of issued and outstanding shares. Awards vest in accordance with the policies determined by the Board of Directors from time to time consistent with the provisions of the Omnibus Plan which grants discretion to the Board of Directors.

Stock option transactions and the number of stock options outstanding were as follows:

	Number of Options	Historical Weighted Average Exercise Price
Balance, January 1, 2023	6,741,825	$4.10
Expired/cancelled	(182,750)	4.66
Exercised	(268,356)	2.49
Granted	1,002,170	4.11
Balance, December 31, 2023	7,292,889	3.92
Expired/cancelled	(184,996)	5.33
Exercised	(597,151)	1.28
Granted	3,051,482	2.12
Modified options (1)	(7,153,358)	3.92
Repriced options (1)	7,153,358	1.29
Balance, December 31, 2024	9,562,224	1.47
Expired/cancelled	(345,091)	2.38
Exercised	(3,944,589)	1.43
Granted	555,000	5.13
Balance, December 31, 2025	5,827,544	$1.93

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

13.	STOCK OPTIONS AND CONTRIBUTED SURPLUS (Continued)

(1)	During the year ended December 31, 2025, the Company amended 7,153,358 stock options granted to directors, officers, employees and consultants. The amended stock options were initially granted at prices ranging from CA$2.60 to CA$11.90. The amended stock options were repriced to CA$1.75.

During the year ended December 31, 2025, the Company recorded stock-based compensation of $6,107,052 (2024 - $5,469,369, 2023 - $4,201,444).

The stock options granted and re-priced were valued using the Black-Scholes option pricing model using the following assumptions:

	2025	Re-priced stock options 2024	2024	2023
Weighted average exercise price	$5.13	$1.29	$2.12	$4.11
Weighted average risk-free interest rate	3.02%	3.47%	2.99% - 3.55%	2.88% - 3.48%
Weighted average dividend yield	0%	0%	0%	0%
Weighted average volatility	87.12%	83.70%	85.75% - 86.97%	82.17% - 82.45%
Weighted average estimated life	10 years	6.4 years	10 years	10 years
Weighted average share price	$5.13	$1.29	$2.12	$4.11
Share price on the various grant dates	$3.83 - $6.60	$1.29	$1.79 - $5.20	$4.05 - $4.63
Weighted average fair value	$3.83	$0.96	$2.01	$3.42

The underlying expected volatility was determined by reference to the Company’s historical share price movements, its dividend policy and dividend yield and past experience relating to the expected life of granted stock options.

The weighted average remaining contractual life and weighted average exercise price of options outstanding and of options exercisable as at December 31, 2025 are as follows:

Options Outstanding			Options Exercisable
Exercise Range	Number Outstanding	Historical Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Number Exercisable	Historical Weighted Average Exercise Price
$1.27 - $3.00	4,753,721	$1.42	7.06	3,012,788	$1.38
$3.01 - $5.00	1,005,000	$3.99	8.99	175,000	$3.72
$5.01 - $6.60	68,823	$6.22	9.59	31,323	$5.76
	5,827,544	$1.93	7.42	3,219,111	$1.55

Restricted Share Units (RSUs)

During the year ended December 31, 2025, the Company granted 3,183,038 RSUs to directors, officers and employees under the the Company’s Omnibus Plan. The RSUs were granted at a weighted average fair value of $5.45 per unit. 93,540 RSUs will vest fully one year from the grant date and 3,089,498 will vest 33% yearly over three years.

Details of the RSU grants are as follows:

	Grant Price ($)	Number
June 27, 2025	5.19	72,340
July 4, 2025	5.53	21,200
August 7, 2025	5.42	3,005,009
November 3, 2025	6.60	84,489
		3,183,038

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

13.	STOCK OPTIONS AND CONTRIBUTED SURPLUS (Continued)

The RSUs are equity-settled and are accounted for in accordance with IFRS 2 – Share-based Payment. The fair value of the RSUs is recognized as compensation expense over the respective vesting periods on a straight-line basis.

For the year ended December 31, 2025, the Company recognized $2,451,486 in stock-based compensation related to these RSUs, with a corresponding increase in contributed surplus. The remaining unrecognized compensation expense of $14,886,292 will be recognized over the remaining vesting periods.

14.	LOSS PER SHARE

	2025	2024	2023
Numerator
Net loss	$(62,963,213)	$(56,695,823)	$(20,267,365)

Denominator
Weighted average number of common shares outstanding	93,156,184	60,246,653	40,099,752
Weighted average number of common shares outstanding - diluted	93,156,184	60,246,653	40,099,752
Basic and diluted loss per share	$(0.68)	$(0.94)	$(0.51)

The effect of common share purchase options and warrants on the net loss in 2025, 2024 and 2023 is not reflected as they are anti-dilutive.

15.	COMMITMENTS AND CONTINGENCIES

The Company has operating leases on three facilities; head office located in Toronto, Canada, and operating facilities located in Singapore and China. The lease on the Company’s operating facilities in Singapore terminated on March 31, 2025. The Company has expanded its operating facilities in Singapore, as a result it entered into a lease arrangement on October 1, 2024, expiring March 1, 2030. A security deposit in the amount of $200,351 was placed with the landlord. The lease on the Company’s operating facilities in China terminated in January 2025. The company entered into a new lease on December 20, 2024, which expires on December 19, 2027. As of September 30, 2025, the Company’s head office was on a month-to-month lease term. Deposits were made on other long-term commitments of $7,774.

Remaining annual lease payments to the lease expiration dates are as follows:

2026	$388,895
2027 and beyond	1,190,087
$1,578,982

16.	RELATED PARTY TRANSACTIONS

Compensation to key management personnel were as follows:

	2025	2024	2023

Salaries	$3,666,430	$2,435,726	$2,245,853
Share-based payments (1)	3,640,115	3,021,067	2,411,669
Total	$7,306,545	$5,456,793	$4,657,522

(1)	Share-based payments are the fair value of options granted to key management personnel and expensed during the various years as calculated using the Black-Scholes model.

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

16.	RELATED PARTY TRANSACTIONS (Continued)

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

OPEL, ODIS, POET Shenzhen, PTM, SPX and PTS

OPEL, ODIS, POET Shenzhen, PTM, SPX and PTS are the designers and developers of the POET Optical Interposer platform and optical engines based on the POET Optical Interposer platform.

BB Photonics

BB Photonics developed photonic integrated components for the datacom and telecom markets utilizing embedded dielectric technology that enabled the partial integration of active and passive devices into photonic integrated circuits. BB Photonics’ operation is currently dormant.

On a consolidated basis, the Company operates geographically in Malaysia, Singapore, China (collectively “Asia”), the United States and Canada. Geographical information is as follows:

	2025
As of December 31,	Asia	US	Canada	Consolidated
Current assets	$1,325,632	$358,665	$312,777,534	$314,461,831
Long-term deposit	208,125	-	-	208,125
Property and equipment	11,914,787	319,041	-	12,233,828
Patents and licenses	-	556,375	-	556,375
Right of use asset	1,112,279	-	-	1,112,279
Total Assets	$14,560,823	$1,234,081	$312,777,534	$328,572,438

Year Ended December 31,	Asia	US	Canada	Consolidated
Revenue	$1,074,865	$-	$-	$1,074,865
Selling, marketing and administration	(5,246,942)	(8,000,257)	(11,834,758)	(25,081,957)
Research and development	(15,474,358)	(2,405,183)	(204,762)	(18,084,303)
Interest expense	(144,046)	-	-	(144,046)
Loss on fair value of derivative
warrant liability	-	-	(25,280,833)	(25,280,833)
Other income, including interest	30,352	-	4,522,709	4,553,061
Net loss	$(19,760,129)	$(10,405,440)	$(32,797,644)	$(62,963,213)

	2024
As of December 31,	Asia	US	Canada	Consolidated
Current assets	$1,325,632	$341,240	$53,815,162	$55,482,034
Long-term deposit	107,890	-	-	107,890
Property and equipment	12,256,402	501,280	-	12,757,682
Patents and licenses	-	606,708	-	606,708
Right of use asset	677,553	20,582	-	698,135
Total Assets	$14,367,477	$1,469,810	$53,815,162	$69,652,449

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

17.	SEGMENT INFORMATION (Continued)

Year Ended December 31,	Asia	US	Canada	Consolidated
Revenue	$41,427	$-	$-	$41,427
Selling, marketing and administration	(3,329,834)	(6,615,379)	(8,826,208)	(18,771,421)
Research and development	(7,536,414)	(3,618,983)	(179,244)	(11,334,641)
Loss on the acquisition of the remaining interest of SPX	-	-	(6,852,687)	(6,852,687)
Interest expense	(74,644)	(28,029)	-	(102,673)
Loss on fair value of derivative warrant liability	-	-	(20,631,082)	(20,631,082)
Other income, including interest	5,873	-	942,083	947,956
Forgiveness of Covid-19 government support loans	-	-	7,298	7,298
Net loss	$(10,893,592)	$(10,262,391)	$(35,539,840)	$(56,695,823)

	2023
As of December 31,	Asia	US	Canada	Consolidated
Current assets	$326,926	$149,227	$2,693,592	$3,169,745
Property and equipment	4,089,653	533,575	-	4,623,228
Patents and licenses	-	502,055	-	502,055
Right of use asset	379,462	102,927	-	482,389
Total Assets	$4,796,041	$1,287,784	$2,693,592	$8,777,417

The Year Ended December 31,	Asia	US	Canada	Consolidated
Revenue	$465,777	$-	$-	$465,777
Selling, marketing and administration	$(2,753,484)	$(6,226,291)	$(1,815,380)	$(10,795,155)
Research and development	(6,249,120)	(3,662,418)	(166,392)	(10,077,930)
Loss on fair value of derivative
warrant liability	-	-	(24,865)	(24,865)
Interest expense	(27,906)	(42,276)	-	(70,182)
Gain on contribution of intellectual to joint venture	1,031,807	-	-	1,031,807
Other income, including interest	-	-	234,990	234,990
Share of loss in joint venture	(1,031,807)	-	-	(1,031,807)
Net loss	$(8,564,733)	$(9,930,985)	$(1,771,647)	$(20,267,365)

18.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

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

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

18.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Continued)

The Company has classified financial assets and (liabilities) as follows at December 31:

	2025	2024	2023
Financial assets, measured at amortized cost:
Cash and cash equivalents	$39,959,201	$37,143,759	$3,019,069
Short-term investments	$273,439,102	$16,672,811	$-
Accounts receivable	$-	$7,257	$-
Other liabilities, measured at amortized cost:
Accounts payable and accrued liabilities	$(1,639,543)	$(5,970,537)	$(2,301,457)
Covid-19 government support loans	$-	$-	$(30,200)
Convertible debt	$(5,800,000)	$(6,500,000)	$-
Fair value through profit or loss (FVTPL):
Derivative warrant liability	$(135,631,585)	$(35,750,607)	$(1,002,264)

Exchange Rate Risk

The functional currency of each of the entities included in the accompanying consolidated financial statements is the local currency where the entity is domiciled except for the Canadian entity which has determined that the U.S. dollar is its functional currency. Functional currencies include the Chinese Yuan, US, Singapore and Malaysian Ringgit. Most transactions within the entities are conducted in functional currencies. None of the entities included in the consolidated financial statements engage in hedging activities. The Company is exposed to a foreign currency risk when its subsidiaries hold current assets or current liabilities in currencies other than its functional currency. A 10% change in foreign currencies held would increase or decrease other comprehensive loss by $2,000,000.

Liquidity Risk

The Company currently does not maintain credit facilities. The Company’s existing cash and cash resources are considered sufficient to fund operating and investing activities beyond one year from the date of these consolidated financial statements.

19.	CAPITAL MANAGEMENT

In the management of capital, the Company includes shareholders’ equity (excluding accumulated other comprehensive loss and deficit) and cash, cash equivalents and short-term investments. The components of capital on December 31, 2025 were:

Cash, cash equivalents and short-term investments	$313,398,303
Shareholders’ equity, excluding deficit and accumulated other comprehensive loss	$483,005,489

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

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

20.	EXPENSES

Research and development costs can be analysed as follows:

	2025	2024	2023
Wages and benefits	$7,000,637	$4,388,075	$4,298,207
Subcontract fees	2,797,721	2,134,948	1,864,122
Stock-based compensation	2,216,914	2,091,583	1,539,235
Supplies	6,069,031	2,720,035	2,376,366
	$18,084,303	$11,334,641	$10,077,930

Selling, marketing and administration costs can be analysed as follows:

Stock-based compensation	$3,890,138	$3,377,786	$2,662,209
Wages and benefits	4,552,496	2,975,488	2,649,770
Professional fees	1,713,629	1,936,592	1,744,771
General expenses	2,881,736	1,798,643	1,681,899
Depreciation and amortization	3,315,899	2,020,195	1,922,140
Finance advisory fees	8,227,774	6,501,799	-
Rent and facility costs	500,285	160,918	134,366
	$25,081,957	$18,771,421	$10,795,155

21.	REVENUE

Disaggregated Revenues

The Company disaggregates revenue by timing of revenue recognition, that is, at a point in time and revenue over time. During the year ended December 31, 2025, the Company recognized $1,074,865 (2024 - $41,427, 2023 - $465,777) from non-recurring engineering services and product sales. Non-recurring revenue may be recognized over time or at a point in time while product sales are recorded at a point in time.

22.	INCOME TAXES

The following table reconciles the expected income tax recovery at the Canadian statutory income tax rate of 26.5% for 2025 (2024 - 26.5%, 2023 - 26.5%) to the amounts recognized in operations.

For the Year Ended December 31,	2025	2024	2023
Net loss before taxes	$(62,963,213)	$(56,695,823)	$(20,267,365)
Expected current income tax recovery	$16,685,000	$15,024,000	$5,370,852
Change in statutory, foreign tax, foreign exchange rates and other	(1,136,000)	(1,717,000)	(783,538)
Amounts not deductible for tax purposes	(4,334,000)	(8,988,000)	(1,113,000)
Other deductible items	2,133,000	232,000	-
Adjustment to prior years provision versus statutory tax returns and expiry of non-capital losses	304,000	6,623,000	-
Change in unrecognized deductible temporary differences	(13,652,000)	(11,174,000)	(3,474,314)
Income tax recovery recognized	$-	$-	$-

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

22.	INCOME TAXES (Continued)

The following table reflects future income tax assets at December 31:

	2025	2024	2023
Resource assets	$868,000	$827,000	$1,024,271
Gross unamortized share issue costs	11,137,000	1,280,000	810,000
Capitalized S.174 expenses	4,223,000	10,088,000	5,900,000
Canadian non-capital losses	34,271,000	27,466,000	22,585,000
Canadian capital losses	5,515,000	5,252,000	5,300,000
US non-capital losses	114,235,601	98,396,000	95,300,000
Singapore non-capital losses	30,462,000	18,254,000	19,300,000
Property and equipment	7,552,000	4,783,000	-
	208,263,601	166,346,000	150,219,271
Unrecognized deferred tax assets	(208,263,601)	(166,346,000)	(150,219,271)
Deferred income tax assets recognized	$-	$-	$-

23.	COVID-19 GOVERNMENT SUPPORT LOANS

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

On January 23, 2026, the Company raised gross proceeds of $150,000,000 from the issuance of 20,689,656 common shares through a brokered registered direct offering at a price $7.25 per common share. The Company paid approximately $7,585,000 in fees related to this offering.

